Form 20-F
period 2020-12-31
Ucommune International Ltd
filed 2021-05-17
CIK 1821424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. .. . . . . . . . . . . . . . . . . .

Commission File Number: 001-39738

UCOMMUNE INTERNATIONAL LTD

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Guang Hua Road, No 2, Tower D, Floor 8

Chaoyang District, Beijing 100026

People’s Republic of China

(Address of Principal Executive Offices)

Mr. Zhuangkun He, Chief Executive Officer

Guang Hua Road, No 2, Tower D, Floor 8

Chaoyang District, Beijing 100026

People’s Republic of China

Tel: +8610 65067789

Email: weisf@ucommune.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares, $0.0001 par value per share	UK	The Nasdaq Stock Market LLC
Warrants* to purchase Class A ordinary shares	UKOMW	The Nasdaq Stock Market LLC

* expiring on expiring on November 17, 2025.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

80,451,843 ordinary shares, including 70,999,436 Class A ordinary shares and 9,452,407 Class B ordinary shares issued and outstanding as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

Introduction

Except where the context otherwise requires and for purposes of this annual report only:

●	“AI” refers to artificial intelligence;

●	“app” refers to mobile app;

●	“Beijing Melo” refers to Beijing Melo Technology Co., Ltd.;

●	“Beijing U Bazaar” refers to Beijing Ubazaar Technology Co., Ltd.;

●	“Business Combination” refers to (1) reincorporation of Orisun Acquisition Corp in Cayman Islands by merging with and into our company; and (2) merger of Everstone International Ltd, a Cayman Islands exempted company and wholly owned subsidiary of our company, with and into Ucommune Group Holdings Limited, resulting in Ucommune Group Holdings Limited being a wholly owned subsidiary of our company.

●	“CAGR” refers to compound annual growth rate;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and the Macau Special Administrative Region;

●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share, carrying one vote per share;

●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share, carrying 15 votes per share;

●	“Frost & Sullivan” refers to Frost & Sullivan (Beijing) Inc., Shanghai Branch Co., a third-party industry research firm;

●	“Generation Z” refers to the demographic cohort in China of individuals born from 1990 to 2009;

●	“GMV” refers to gross merchandize value;

●	“Greater China” refers to, for the purpose of this annual report only, China as well as Hong Kong, Macau Special Administrative Region and Taiwan;

●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;

●	“individual members using workstations” refers to the individuals that use our workstations under a membership agreement as of a given date, excluding the individuals that have access to a workstation on as-needed basis;

●	“IOT” refers to internet of things;

●	“IT” refers to information technology;

●	“mature spaces” refers to spaces that have been open for more than 24 months;

●	“members” refers to the individuals and enterprises that have registered on U Bazaar and have received reward points as of a given date;

●	“new tier-1 cities” refers to the relatively developed cities following the tier-1 cities: Chengdu, Hangzhou, Nanjing, Qingdao, Kunming, Shenyang, Tianjin, Wuhan, Xi’an, Changsha, Chongqing, Suzhou, Ningbo, Zhengzhou and Dongguan;

●	“ordinary shares” refers to our Class A and Class B ordinary shares of par value US$0.0001 per share;

●	“PIPE investment” refers to the investment of $60.9 million in by certain backstop investors in connection with the Company’s Business Combination.

●	“RMB” or “Renminbi” refers to the legal currency of the PRC;

●	“SAFE” refers to the State Administration for Foreign Exchange;

●	“Shengguang Zhongshuo” refers to Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd.;

●	“SME” refers to small and medium enterprises;

●	“space(s) operated by our associate(s)” refers to the co-working space(s) in which we have a minority interest investment but are operated by our associate(s); and we account for our investment under the equity method but do not consolidate the revenue of such spaces into our combined and consolidated financial statements;

●	“tier-1 cities” refers to the most developed cities in the PRC: Beijing, Shanghai, Guangzhou and Shenzhen;

●	“U Bazaar” refers to the mobile app developed by Beijing U Bazaar Technology Co., Ltd.;

●	“Ucommune Technology” refers to Ucommune (Beijing) Technology Co., Ltd.;

●	“Ucommune Venture” refers to Ucommune (Beijing) Venture Investment Co., Ltd.;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“variable interest entities” or “VIEs” refers to Ucommune (Beijing) Venture Investment Co., Ltd., Beijing U Bazaar Technology Co., Ltd. and Beijing Weixue Tianxia Education Technology Co., Ltd., which are PRC companies in which we do not have equity interests but whose financial results have been consolidated into our combined and consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP, due to our having effective control over, and our being the primary beneficiary of, such entities;

●	“we,” “us,” “our company,” “our” or “Ucommune” refers to Ucommune International Ltd, a Cayman Islands company, its subsidiaries and, in the context of describing our operations and combined and consolidated financial statements, its VIEs;

●	“Weixue Tianxia” refers to Beijing Weixue Tianxia Education Technology Co., Ltd;

●	“2019 plan” refers to a share incentive plan we adopted on August 22, 2019; and

●	“2020 plan” refers to a share incentive plan we adopted in November 17, 2020, to assume and replace the 2019 plan.

Unless otherwise noted, all statistics with respect to our co-working spaces, cities covered by our co-working space network, managed area of co-working spaces, workstations, occupancy rates and members exclude the spaces operated by our associates.

Certain amounts, percentages and other figures, such as key operating data, presented in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentages may not represent the arithmetic summation or calculation of the figures that accompany them.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and growth strategies;

●	our future business development, results of operations and financial condition;

●	relevant government policies and regulations relating to our business and industry;

●	our expectation regarding the use of proceeds from securities offerings;

●	general economic and business conditions in China; and

●	assumptions underlying or related to any of the foregoing.

You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance.

We operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This annual report also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.

part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

Selected Financial Information

The following selected combined and consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected combined and consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited combined and consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Our historical results are not necessarily indicative of results expected for future periods. You should read this selected consolidated financial data together with our combined and consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F.

The following table presents our selected combined and consolidated statements of operation data for the years ended December 31, 2018, 2019 and 2020.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for shares and per share data)
Selected Combined and Consolidated Statements of Operation Data:
Revenue:
Workspace membership revenue	394,356	557,994	422,984	64,825
Marketing and branding service revenue	24,617	534,826	317,461	48,653
Other service revenue	29,535	74,538	136,692	20,949
Total revenue	448,508	1,167,358	877,137	134,427
Cost of revenue(1):
Workspace membership	(624,844)	(814,002)	(557,102)	(85,380)
Marketing and branding services	(22,481)	(485,473)	(297,893)	(45,654)
Other services	(16,284)	(69,917)	(113,074)	(17,329)
Total cost of revenue (excluding impairment loss)	(663,609)	(1,369,392)	(968,069)	(148,363)
Impairment loss on long-lived assets	(111,203)	(52,030)	(36,505)	(5,595)
Pre-opening expenses	(20,165)	(15,124)	—	—
Sales and marketing expenses	(44,783)	(75,841)	(47,061)	(7,212)
General and administrative expenses	(118,798)	(181,582)	(320,202)	(49,073)
Remeasurement gain of previously held equity interests in connection with step acquisitions	27,543	386	—	—
Change in fair value of liabilities to be settled in shares	25,607	(179,475)	—	—
Loss from operations	(456,900)	(705,700)	(494,700)	(75,816)
Interest income/(expense), net	11,672	(10,402)	(12,863)	(1,971)
Subsidy income	31,783	16,782	13,931	2,135
Impairment loss on long-term investments	(18,990)	(37,453)	(10,060)	(1,542)
Gain/loss on disposal of long-term investments	2,030	—	8,561	1,312
Other (expense)/income, net	(11,715)	(63,480)	30,393	4,658
Loss before income taxes and loss from equity method investments	(442,120)	(800,253)	(504,441)	(77,309)
Provision for income taxes	(2,087)	(4,872)	(2,864)	(439)
Loss from equity method investments	(948)	(1,548)	(639)	(98)
Net loss	(445,155)	(806,673)	(507,944)	(77,846)
Less: net loss attributable to non-controlling interests	(15,563)	(15,523)	(19,452)	(2,981)
Net loss attributable to Ucommune International Ltd.	(429,592)	(791,150)	(488,492)	(74,865)
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd.
– Basic	(9.91)	(15.80)	(7.50)	(1.15)
– Diluted	(9.91)	(15.80)	(7.50)	(1.15)
Weighted average shares used in calculating net loss per share
– Basic	43,359,150	50,074,152	65,141,759	N/A
– Diluted	43,359,150	50,074,152	65,141,759	N/A

(1)	Our cost of revenue does not include impairment loss, and we generally do not consider impairment factor on a routine basis when operating and managing our co-working space business.

The following table presents our selected combined and consolidated balance sheet data as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Combined and Consolidated Balance Sheet Data:
Current assets
Cash and cash equivalents	274,633	175,774	348,064	53,343
Restricted cash, current	11,000	—	52,199	8,000
Term deposits, current	24,000	41,715	47,710	7,312
Short-term investments	32,200	37,930	5,900	904
Accounts receivable, net of allowance	69,368	86,200	125,359	19,212
Prepaid expenses and other current assets	95,784	135,830	163,401	25,039
Loans receivable	190,000	—	—	—
Amounts due from related parties, current	25,660	52,611	24,504	3,755
Held-for-sale assets, current	—	365,233	—	—
Total current assets	722,645	886,293	767,137	117,565
Non-current assets
Restricted cash, non-current	22,273	20,527	527	81
Long-term investments	73,167	29,329	9,051	1,387
Property and equipment, net	490,351	567,844	350,980	53,790
Right-of-use assets, net	1,935,401	1,851,729	879,348	134,766
Intangible assets, net	30,142	40,105	28,420	4,356
Goodwill	1,419,018	1,533,485	1,533,485	235,017
Rental deposit	91,251	98,486	61,170	9,375
Long-term prepaid expenses	184,833	116,363	113,271	17,360
Amounts due from related parties, non-current	2,220	884	297	46
Other assets, non-current	3,385	185	194,444	29,800
Total non-current assets	4,252,041	4,258,937	3,170,993	485,978
Total assets	4,974,686	5,145,230	3,938,130	603,543
Total current liabilities	2,879,466	1,625,690	1,138,690	174,511
Total non-current liabilities	1,499,148	1,415,426	613,824	94,072
Total liabilities	4,378,614	3,041,116	1,752,514	268,583
Total shareholders’ equity	596,072	2,104,114	2,185,616	334,960
Total liabilities and shareholders’ equity	4,974,686	5,145,230	3,938,130	603,543

The following table presents our selected combined and consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020.

	For the Year Ended December 31,
	2018	2019	2020
	(in thousands)
	RMB	RMB	RMB	US$
Summary Combined and Consolidated Cash Flow Data:
Net cash used in operating activities	(52,071)	(223,357)	(27,644)	(4,235)
Net cash (used in)/provided by investing activities	(29,685)	7,424	(39,258)	(6,017)
Net cash provided by financing activities	189,862	104,379	289,576	44,379
Effects of exchange rate changes	57	(51)	(18,185)	(2,787)
Net increase/(decrease) in cash, cash equivalents and restricted cash	108,163	(111,605)	204,489	31,340
Cash, cash equivalents and restricted cash – beginning of the year/period	199,743	307,906	196,301	30,084
Cash, cash equivalents and restricted cash – end of the year/period	307,906	196,301	400,790	61,424

Non-GAAP Financial Measures

To supplement our combined and consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures for our combined and consolidated results: EBITDA (including EBITDA margin), adjusted EBITDA (including adjusted EBITDA margin) and adjusted net loss. We believe that EBITDA, adjusted EBITDA and adjusted net loss help understand and evaluate our core operating performance.

EBITDA, adjusted EBITDA and adjusted net loss are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their most directly comparable GAAP financial measures. As EBITDA, adjusted EBITDA and adjusted net loss have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

In light of the foregoing limitations, you should not consider EBITDA, adjusted EBITDA and adjusted net loss as substitutes for, or superior to, net loss prepared in accordance with U.S. GAAP. We encourage investors and others to review its financial information in its entirety and not rely on any single financial measure. For more information on these non-GAAP financial measures, please see the table below.

EBITDA represents net loss before interest income/(expense), net, provision for income taxes, depreciation of property and equipment and amortization of intangible assets.

Adjusted EBITDA represents net loss before (i) interest income/(expense), net, other expense/(income), net, provision for income taxes and loss on disposal of subsidiaries and (ii) certain non-cash expenses, consisting of share-based compensation expense, impairment loss on long-term investments. impairment loss on long-lived assets, depreciation of property and equipment, amortization of intangible assets and change in fair value of liabilities to be settled in shares, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted net loss represents net loss before share-based compensation expense, impairment loss on long-lived assets, impairment loss on long-term investments, change in fair value of liabilities to be settled in shares and loss on disposal of subsidiaries.

The following table sets forth a reconciliation of net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(445,155)	(806,673)	(507,944)	(77,846)
Interest (income)/expense, net	(11,672)	10,402	12,863	1,971
Provision for income taxes	2,087	4,872	2,864	439
Depreciation of property and equipment	79,162	108,303	76,353	11,702
Amortization of intangible assets	1,907	10,803	11,202	1,717
EBITDA (non-GAAP)	(373,671)	(672,293)	(404,662)	(62,017)
Share-based compensation expense	—	—	202,333	31,009
Impairment loss on long-lived assets	111,203	52,030	36,505	5,595
Change in fair value of liabilities to be settled in shares	(25,607)	179,475	—	—
Impairment loss on long-term investments	18,990	37,453	10,060	1,542
Loss on disposal of subsidiaries	—	—	39,703	6,085
Other expense/(income), net	11,715	63,480	(30,393)	(4,658)
Adjusted EBITDA (non-GAAP)	(257,370)	(339,855)	(146,454)	(22,444)

The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(445,155)	(806,673)	(507,944)	(77,846)
Share-based compensation expense	-	-	202,333	31,009
Impairment loss on long-lived assets	111,203	52,030	36,505	5,595
Change in fair value of liabilities to be settled in shares	(25,607)	179,475	-	-
Impairment loss on long-term investments	18,990	37,453	10,060	1,542
Loss on disposal of subsidiaries	—	—	39,703	6,085
Adjusted net loss (non-GAAP)	(340,569)	(537,715)	(219,343)	(33,615)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business and Industry

Our limited operating history makes it difficult to predict our future prospects, business and financial performance.

We launched our first space in September 2015 and officially launched our app, U Bazaar, in April 2016. We expanded our operations beyond Greater China to Singapore in July 2017. We entered into the New York market through the space operated by our associate in April 2018. In addition, we continually review the operating models of our spaces and explore new operating models for enhancing our operational efficiency and broadening our monetization channels. For example, we further expanded our operations under U Partner, a category under our asset-light model, in July 2019.

Our short operating history may not serve as an adequate basis for evaluating our prospects and future operating results, including our key operating data, net revenue, cash flows and operating margins. In addition, the co-working space industry in China remains at an early stage of development and continues to evolve. As a result, you may not be able to fully discern the market dynamics to which we are subject and assess our business prospects.

We have encountered risks, challenges and uncertainties experienced by companies at an early stage, including those relating to our ability to adapt to the industry, to maintain and monetize our member base and to introduce new offerings and services. If we cannot successfully address these risks and uncertainties, our business, financial condition and results of operations could be materially adversely affected.

We may not retain existing members, especially those who enter into short-term contracts with us, or attract new members at a level necessary to sustain or grow our business.

Our membership fees constitute an important part of our net revenue, and we depend on the enlargement of our member base to build the vibrant community that we envision. Any failure to attract existing members or bring new members in adequate numbers or at adequate rental rates would materially adversely affect our business. To sustain our growth, we endeavor to retain our existing members and continually add new members to maintain or improve our occupancy rates.

Because the agile office space industry is relatively new and rapidly evolving, we face uncertainties and challenges in maintaining and growing our member base. A significant number of our existing and target members consists of SMEs. These members frequently have limited budgets and are more vulnerable to adverse economic conditions and unfavorable changes in the regulatory environment.

If these businesses experience economic hardship, they may be unwilling or unable to use our services. This would reduce demand for our services, increase customer attrition and adversely affect our business, financial condition and results of operations. In addition, we may lose members due to adverse changes in general economic conditions or the regulatory environment in the regions in which we operate or the industries in which our members operate.

We have experienced fluctuations in our member base. Our members may terminate their membership agreements for leasing our workstations or spaces with us at any time upon one-month’s notice. Furthermore, our existing spaces may become unsuitable to members for a number of reasons. For example, our community could become less popular because of a shift in the local economic landscape, or our members may no longer favor our products and service offerings because of new work style trends or changes in the large enterprise members’ business plans.

Launching new spaces, as mentioned above, is expensive and involves certain risks. Likewise, it would be costly and risky to develop and introduce new lines of products or service offerings. Even if we attract new members, these new members may not maintain the same level of involvement in our community. For example, they may not use our U Plus services. In addition, our net revenue might suffer because of the discounts and other incentives we offer to attract new members.

Our growth has experienced volatility and in subject to various factors, some of which are beyond our control. If we are unable to manage our growth effectively, our business may be materially adversely affected.

Our growth has experienced volatility. The number of our agile office spaces increased from 191 as of December 31, 2018 to 204 as of December 31, 2019 and further to 234 as of December 31, 2020. The number of our spaces in operation increased from 162 as of December 31, 2018 to 174 as of December 31, 2019 and decreased to 163 as of December 31, 2020. The number of workstations available in our spaces in operation increased from approximately 64,200 as of December 31, 2018 to approximately 73,300 as of December 31, 2019 and decreased to approximately 57,500 as of December 31, 2020.

Our growth rates remain subject to various factors, some of which are beyond our control, including increasing competition within the industry, declining growth of China’s agile office space industry in general, emergence of alternative business models, or changes in government policies or general economic conditions. For example, a significant portion of our existing and target member base consists of SMEs, whose growth and expansion have benefited from favorable policies encouraging entrepreneurship and innovation in recent years in China. If changes in policies adversely affect the growth of SMEs, our growth rate may decline due to the reduction in agile office needs in general.

We have incurred significant losses historically, and we may experience significant losses in the future.

We have incurred net losses since our inception in April 2015. For the years ended December 31, 2018, 2019 and 2020, we incurred net loss of RMB445.2 million, RMB806.7 million, and RMB507.9 million (US$77.8 million) respectively.

Our significant losses have resulted primarily from the investments made to grow our business, including opening additional spaces, redeveloping existing spaces and acquiring businesses that could contribute to realizing our enterprise vision. We expect that these costs and investments will grow as our business develops. Moreover, we plan to invest significant capital in upgrading our technology system, recruiting a large number of members and launching more spaces.

We also expect to incur additional general and administrative expenses and compliance costs. These expenditures may make it difficult for us to achieve profitability, and we cannot predict whether we will achieve profitability in the near term or at all. The costs actually incurred could exceed our expectations, and the investments may be unsuccessful and not generate adequate revenue and cash flow, if any at all.

We have substantial indebtedness and other liabilities and are exposed to liquidity constraints, which could make it difficult to obtain additional financing on favorable terms or at all and could adversely affect our financial condition, results of operations and ability to repay our debts.

We have substantial debt, which we have incurred primarily to finance the capital expenditures needed to carry out our daily operations. We had working capital (defined as total current assets deducted by total current liabilities) deficits of RMB739.4 million and RMB371.6 million (US$56.9 million), as of December 31, 2019 and 2020, respectively. Historically, we have not been profitable or generated positive net cash flows.

As of December 31, 2020, we had RMB49.5 million (US$7.6 million) in short-term borrowings, RMB3.6 million (US$0.6 million) as the current portion of long-term borrowings and RMB15.2 million (US$2.3 million) in long-term borrowings. To service our debt, we intend to extend or renew those borrowings, or to borrow new loans from commercial banks or other institutions or entities. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

If we were unable to obtain financing on favorable terms, this could hamper our ability to obtain further financing and meet our principal and interest payment obligations to our creditors. As a result, we may face liquidity constraints. In order to provide additional liquidity, we could be forced to reduce our planned capital expenditures, implement austerity measures and/or sell additional non-strategic assets to raise funds.

A reduction in our capital expenditure program could adversely affect our financial condition and results of operations, in particular, our ability to achieve our anticipated growth or maintain the operations of our current spaces. Such events, if they occur, would adversely affect our financial condition and results of operations.

We have recorded negative cash flows from operating activities historically and may experience significant cash outflows or have net current liabilities in the future.

We have experienced significant cash outflow from operating activities historically. We had net cash used in operating activities of RMB52.1 million, RMB223.4 million, and RMB27.6 million (US$4.2 million) in 2018, 2019 and 2020, respectively. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available for our operations and business expansion.

Failure to generate positive cash flow from operations may adversely affect our ability to raise capital for our business on reasonable terms, if at all. It may also diminish the willingness of members or other parties to enter into transactions with us, and have other adverse effects that harm our long-term viability.

We had net current liabilities of RMB739.4 million and RMB371.6 million (US$56.9 million) as of December 31, 2019 and December 31, 2020, respectively. Net current liabilities expose us to liquidity risk. We have satisfied our liquidity requirements primarily through equity financing activities and short-term/long-term borrowings. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

Our business will require significant working capital to support our growth. Our future liquidity and ability to make additional capital investments will depend primarily on our ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. We may not renew existing bank facilities or obtain equity or other sources of financing.

Our financial condition and operational results are affected by our occupancy rates. We face heightened risks as we rely on many large enterprise members to sustain our occupancy rates.

In pre-opening process, our spaces typically have a three to five month vacancy period to redevelop space and conduct other pre-opening preparation work. The vacancy period might also be longer than expected if we cannot attract members to our new spaces or maintain members of our existing spaces.

We rely on a limited number of key large enterprise members to sustain our occupancy rates. Our top 25 large enterprise members accounted for approximately 35.0% of our tenancy in terms of workstations as of December 31, 2020 and contributed to 16.9% of our total net revenue for 2020. Such concentration leads to heightened risks, for instance, if one of these key enterprises terminates its contract with us, our business could suffer.

Large enterprise members often sign membership agreements on longer lease terms and for larger spaces or a greater number of workstations than some of our other members. They generally account for a high proportion of our net revenue at a particular community. A default by a large enterprise member under its agreement with us could significantly reduce the operating cash flow generated by the community where that large enterprise member is situated.

In addition, the larger amount of available space occupied by any individual large enterprise member means that the time and effort required to execute a definitive agreement tailored for such a member is greater than that required for our standard membership agreements. In some instances, we agree to varying levels of customization of the spaces we license to these large enterprise members.

Large enterprise members may nevertheless delay commencement of their membership agreements, fail to make timely lease payments, declare bankruptcy or otherwise default on their obligations. Any of these events could result in the termination of that large enterprise member’s agreement with us and, potentially, sunk costs and transaction costs that are difficult or impossible for us to recover.

If the members choose not to continue using our spaces, new members may not use the current space or we need additional time and cost to redevelop the space, which may result in longer vacancy periods and adversely affect our operational results.

Our key operational metrics and other estimates may not accurately measure our operating performance.

We continually review the numbers of spaces, workstations, members and occupancy rates to evaluate our growth trends, measure our performance and make strategic decisions. We calculate these metrics using internal data and they may not be indicative of our future operating performance. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, measuring how our spaces are used across a large member base involves significant challenges.

For example, the number of our members may include members who do not actively use our spaces or services. If investors do not perceive our operating metrics to accurately represent our operating performance, or if we discover material inaccuracies in our operating metrics, our business, financial condition and reputation may be materially adversely affected.

We require significant capital to fund our operations and growth. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may suffer.

We require significant capital and resources for our operations and continued growth. We expect to make significant investments in the expansion and operations of our spaces, which may significantly increase our net cash used in operating activities. Our sales and marketing expenses may also increase to retain existing members and attract new members. In addition, we invest heavily in our technology systems, which are essential to our expansion and operations. It may take substantial time to realize returns on such investments, if at all.

We have historically funded our cash requirements primarily through capital contributions from our shareholders, short-term/long-term borrowings and securities offerings. If these resources are insufficient to satisfy our cash requirements, we may seek to raise funds through additional equity offerings or debt financing or additional bank facilities.

Our ability to obtain additional capital in the future, however, is subject to a number of uncertainties, including our future business development, financial condition and results of operations, general market conditions for financing activities by companies in our industry, and macro-economic and other conditions in China and globally. If we cannot obtain sufficient capital on acceptable terms to meet our capital needs, we may not execute our growth strategies, and our business, financial condition and prospects may be materially adversely affected.

Our advertising and branding services are subject to risks associated with concentration of customers.

The majority of our marketing and branding services revenue generated in 2020 was mainly attributed to one of our subsidiaries, Shengguang Zhongshuo, a digital marketing services provider we acquired in December 2018. In 2020, the top four customers of Shengguang Zhongshuo accounted for approximately 79.4% of our revenue from our advertising and branding services.

Such concentration leads to heightened risks. For example, any adverse changes or loss of one of our major customers of our advertising and branding services may materially decrease our marketing and branding services revenue, and any interruption or adjustments of those major customers’ businesses may lead to material fluctuations in our marketing and branding services revenue. Due to the decreased marketing and branding spending by certain major clients in 2020, our marketing and branding services revenue decreased by 40.6% from RMB534.8 million in 2019 to RMB317.5 million (US$48.7 million) in 2020.

In addition, the historical financial results of our marketing and branding services may not serve as an adequate basis for evaluating the future financial results of this segment. Our history of operating Shengguang Zhongshuo is limited and the concentration of customers increases the likelihood of material fluctuations of our marketing and branding services net revenue.

For example, we experienced substantial growth in net revenue from marketing and branding services in the third quarter of 2020 primarily due to the increased demand from major customers. However, such growth rate may not be sustainable since our net revenue from marketing and branding services will be largely impacted by fluctuations in demand for marketing and branding services from our major customers.

Our expansion into new regions, markets and business areas may pose increased risks.

We plan to expand our operations in China and overseas markets. To provide superior services to our members, we also intend to increase our U Plus service offerings. This expansion will incur significant costs, and inherently involves uncertainties and risks as we may encounter unexpected issues or situations for which we are unprepared.

As our business expands into new regions, we plan to invest substantial resources and may face new operational risks and challenges associated with business, economic and regulatory environments with which we are not familiar. We must understand and comply with local regulations, partner with local businesses or individuals, hire, train, manage and retain local workforce, and cope with members or potential members with different preferences.

In launching new spaces in a new region, we need to negotiate satisfactory leasing terms with local parties, adapt the designs and features of our spaces and services to accommodate local conventions, and adjust our pricing and marketing approaches based on local rental prices. All these adjustments we make may be ineffective and adversely affect our business. Our strategy of overseas expansion will further subject us to different cultural norms and business practices, risks relating to fluctuations in currency exchange rates, and unpredictable disruptions as a result of security threats or political or social unrest and economic instability.

We have incurred, and may in the future incur, impairment loss on long-lived assets. Significant impairment of our long-lived assets could materially impact our financial position and results of our operations.

We have made significant investment in long-lived assets. We review our long-lived assets, including right-of-use of assets arising from certain long-term leases, property, plant and equipment and assets recorded in connection with business combinations, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition.

If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the fair value of the assets. The application of long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future.

We had impairment loss on long-lived assets of RMB52.0 million in 2019 and RMB36.5 million (US$5.6 million) in 2020. These impairment losses primarily reflected impairment of right-of-use of assets arising from certain long-term leases, including certain long-term lease agreements with certain shareholders. For further information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results — Key Components of Results of Operations.” We could record additional impairments on long-lived assets in the future. Any significant impairment losses charged against our long-lived assets could materially adversely affect our results of operations.

We face vigorous competition. If we are not able to compete effectively with others, our business, financial condition and results of operations may be materially and adversely affected.

While we are a leader in the Chinese agile office space industry, the industry remains at an early stage of development. If new companies launch competing solutions in the markets in which we operate, we may face increased competition for members. Our competitors include global players, up-and-coming local companies and traditional workspace operators. Some competitors may have more resources, operate in more jurisdictions and be able to provide a better member experience at more competitive prices.

We may face heightened competition under certain operating models. For example, for our spaces under U Brand, our competitors may charge lower management fees and we may lose clients due to pricing or be forced to lower our fees. Our inability to compete effectively in securing new or repeat businesses could hinder our growth or adversely impact our operating results.

In addition, some of the services we provide or plan to provide are served by companies established in their markets. Failure to compete in such services markets could damage our ability to cultivate the vibrant community we seek to build.

Our success depends on the continuing efforts of our key management and capable personnel as well as our ability to recruit new talent. If we fail to hire, retain or motivate our staff, our business may suffer.

Our future success depends in a large part on the continued service of our key management. If we lose the services of any member of our key management, we may not hire suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. If any member of our key management joins a competitor or forms a competing business, we may lose customers, know-how and key professionals and staff members.

Our rapid growth also requires us to hire, train, and retain a wide range of personnel that can adapt to a dynamic, competitive and challenging business environment and that help us conduct effective marketing, innovate new products and service offerings, and develop technological capabilities. We may need to offer attractive compensation and other benefits packages, including share-based compensation, to attract and retain them.

We also need to provide our employees with sufficient training to help them realize their career development and grow with us. Any failure to attract, train, retain or motivate experienced and capable personnel could severely disrupt our business and growth.

Certain of our affiliated persons or entities are now or may in the future lease the building spaces they own to us or have other transactions with us. We may have conflicts of interest with our officers and directors for such related party transactions and we may not resolve such conflicts on terms favorable to us.

Certain of our officers and directors are now or may in the future lease the building spaces they own to us or have other transactions with us. For example, we lease certain spaces from Youxiang Group, an affiliate of Dr. Daqing Mao, our founder. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Those related parties negotiated satisfactory terms that are in the best interests of their businesses as a whole. Although our audit committee, consisting of independent non-executive directors, reviews and approves all proposed related party transactions, we may not resolve all potential conflicts of interest in this regard.

We have engaged in transactions with related parties, and such transactions present potential conflicts of interest that could adversely affect our business and results of operations.

In addition to leasing building spaces from related parties, we have entered into a number of other transactions with related parties. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” for more details. We may enter into additional transactions with our related parties. Interests of these related parties may not necessarily be aligned with our interests and the interests of our other shareholders.

For example, conflicts of interest may arise in connection with transaction arrangements which may be less favorable to us than similar arrangements negotiated with unaffiliated third parties. Conflicts of interest may also arise in connection with the exercise of contractual remedies, such as the treatment of events of default. As a result, those related party transactions, individually or in the aggregate, may adversely affect our business and results of operations.

Unexpected termination of leases or other arrangements, failure to negotiate satisfactory terms for or perform leases or other arrangements, failure to renew leases or other arrangements of our existing premises or to renew leases or other arrangements at acceptable terms could materially adversely affect our business.

Our ability to increase the number of spaces and to operate them profitably depends on the execution and performance of these leases or other arrangements and whether we can negotiate these leases and other arrangements on satisfactory terms. Lessors may also not duly perform their obligations under the leases or other arrangements due to various reasons, such as lessors’ failure to deliver the possession of the premises as agreed.

The increases in rental rates, particularly in markets where initial terms under our leases are shorter, could adversely affect our business. In addition, our ability to negotiate favorable terms to extend an lease agreement or in connection with an alternate space depend on prevailing conditions in the real estate market, such as overall lease expenses, competition from other would-be tenants for desirable leased spaces, our relationships with building owners and landlords, or other factors beyond our control.

If we cannot renew or replace an expiring lease agreement, we will incur significant costs related to vacating that space or redeveloping the space. This could result in loss of members who may have chosen that space based on the design, location or other attributes of that particular space.

Strategic alternatives to pure leasing arrangements, such as acquisitions, strategic alliances and asset management agreements, accounted for a significant percentage of the spaces we obtain. These arrangements are generally more flexible and require less direct capital expenditures than a traditional lease arrangement but also involve risks and uncertainties.

For example, we have experienced delays or failure to deliver the possession of the premises with some of the counterparties for various reasons, including the delay of completion of the construction and the change of title of the premises before delivery. Although we have experienced such delays or failures in limited cases, we could experience delays or failures to deliver the premises in the future. Disruption of these strategic arrangements will adversely affect our business.

Growth of our business will partially depend on the recognition of our brand. Failure to maintain, protect and enhance our brand would limit our ability to expand or retain our member base, which would materially adversely affect our business, financial condition and results of operations.

We believe that recognition of our brand among members and business partners has reduced member acquisition costs and contributed to the growth and success of our business. Maintaining, protecting and enhancing our brand remains critical to our business and market position. Maintaining, protecting and enhancing our brand depends on several factors, including our ability to:

●	maintain the quality and attractiveness of the services we offer;

●	maintain relationships with landlords and other business partners;

●	increase brand awareness through marketing and brand promotion activities;

●	comply with relevant laws and regulations;

●	compete effectively against existing and future competitors; and

●	preserve our reputation and goodwill generally and in the event of any negative publicity on our services and data security, or other issues affecting us, and China’s agile office space industry in general.

A public perception that we, or other industry participants do not provide satisfactory services, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and negatively impact our ability to attract and retain members, as well as our business, financial condition and results of operations.

We face risks associated with the redevelopment and construction of the spaces we occupy.

Opening new spaces subjects us to risks associated with redevelopment projects in general, such as delays in construction, contract disputes and claims, fines or penalties levied by government authorities relating to our construction activities. We may also experience delays when opening a new space as a result of building owners or landlords not completing their base building work on time or as a result of delays in our obtaining land-use, building, occupancy and other required governmental permits and authorizations. Failure to open a space on schedule may result in lost revenue from that space, damage our brand and require that we lease and provide temporary space for our members.

Despite having our own design and building team during the development phase of our space, we rely in part on the availability and satisfactory performance of third-party general contractors and subcontractors to perform the actual construction work, and in many cases to select and obtain the related building materials. The timing and quality of the redevelopment of our occupied spaces depend on the performance of these third party contractors acting on our behalf.

The people we engage in connection with a construction project are subject to the usual hazards associated with providing construction and related services on construction project sites, which can cause personal injury, damage to or destruction of property, plant and equipment, and environmental damage. Although we are insured against many of these risks, our insurance coverage may be inadequate in scope or coverage amount, and may be insufficient to fully compensate us for losses arising from any such events.

Despite our detailed specifications and our inspection, project management and quality control procedures, in some cases, general contractors and their subcontractors may use improper construction practices or defective materials. Improper construction practices or defective materials can result in the need to perform extensive repairs to our spaces and potentially lead to personal injury. We could also suffer damage to our reputation, and may be exposed to possible liability, if these third parties fail to comply with applicable laws.

We incur significant costs related to the redevelopment of our spaces, which we may be unable to recover in a timely manner or at all.

Redevelopment of a space typically takes three to five months from the date we take possession of the space under the relevant occupancy agreement to the opening date. During this time, we incur substantial costs without generating any revenues from the space, especially the costs for spaces under our self-operated model for which we bear lease and redevelopment costs.

If we cannot complete our redevelopment and construction activities, or conditions in the real estate market or the broader economy change in unfavorable ways, we may be unable to recover these costs in a timely manner or at all. In addition, our redevelopment activities are subject to cost and schedule overruns as a result of many factors, some of which are beyond our control and ability to foresee, including increases in the cost of materials and labor.

We incur costs relating to the maintenance, refurbishment and remediation of our spaces.

Our lease agreements generally require that we keep the spaces we occupy in good status and we typically must maintain and repair spaces we decorate. Our lease agreements for overseas spaces may also require us to return the space to the landlord at the end of the term in the same condition it was delivered to us, which, in such instances, will require removing all fixtures and improvements to the space. The costs associated with this maintenance, removal and repair work may be significant.

We may also have to periodically refurbish our spaces to keep pace with the changing needs of our members. Extensive refurbishments may be costly and time-consuming and negatively impact our operational and financial performance. Our member experience may also be adversely affected if extensive refurbishments disrupt our operations at our spaces.

The long-term and fixed cost nature of our leases may limit our operating flexibility and could adversely affect our liquidity.

We currently lease a significant majority of our spaces under long-term leases with an average term of approximately eight years. Our obligations to landlords under these agreements extend for periods that significantly exceed the length of our membership agreements with our members, which our members may terminate upon one-month’s notice. Our leases generally provide for fixed monthly payments that are not tied to member usage or the size of our member base, and all of our leases contain minimum lease payment obligations.

As a result, if members at a particular space terminate their membership agreements with us and if we are unable to attract our members to actively use our spaces or services, our lease expenses may exceed our net revenue. In areas where retail cost for real estate is decreasing, we may not lower our fixed monthly payments under our leases to rates commensurate with prevailing market rates. At the same time, we would be pressured to lower our membership fees charged to the members, potentially resulting in our lease expense exceeding our net revenue. In such events, we could not reduce our lease expenses or otherwise terminate the relevant lease in accordance with its terms.

If we experience a prolonged reduction in net revenue at a particular space, our results of operations in respect of that space would be adversely affected unless and until either the lease expires, or we are able to assign the lease or sublease the space to a third party, or we default under the lease and cease operations at the leased spaces. Our ability to assign a lease or sublease the space to a third party may be constrained by provisions in the lease that restrict these transfers without the prior consent of the landlord.

In addition, we could incur significant costs if we decide to assign or sublease unprofitable leases, as we may incur transaction costs associated with finding and negotiating with potential transferees, and the ultimate transferee may require upfront payments or other inducements. A default under a lease could expose us to breach of contract and other claims which could result in direct and indirect costs to us, and could result in operational disruptions that could harm our reputation and brand.

Failure to comply with the terms of our indebtedness could result in default, which could have an adverse effect on our cash flow and liquidity.

We may enter into credit facilities and debt financing arrangements containing financial and other covenants that could, among other things, restrict our operations. If we breach any of these covenants, including the failure to maintain certain financial ratios, our lenders may accelerate our debt obligations. Any default under our credit facility could result in the repayment of these loans prior to maturity as well as the inability to obtain additional financing, which may materially adversely affect our cash flow and liquidity.

Some of the lease agreements of our leased properties have not been registered with PRC government authorities as required by PRC law, which may expose us to potential fines.

Under PRC law, we must register lease agreements of commodity housing tenancy with the local construction (real estate) departments. Some of our lease agreements for our leased properties in China, including leased properties for our spaces, have not been registered with PRC government authorities. The reasons for the incomplete registration and filing of lease agreements include:

●	the lessors failed to provide necessary documents for us to register the leases with the local government authorities;

●	certain local regulatory authorities do not process certain leases registration applications; and

●	we did not file registrations for certain of our lease agreements that were close to expiration.

Failure to complete the registration and filing of lease agreements will typically not affect the validity of the lease agreements. However, if the parties to the lease agreements fail to rectify such non-compliance within the prescribed timeframes after receiving notice from the PRC government authorities, they may be exposed to potential fines ranging from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As advised by our PRC counsel, if we fail to rectify the unregistered leases within the period required by relevant government authorities, the maximum amount of potential fines arising from the unregistered leases would be approximately RMB0.8 million as of the date of this annual report. However, no material penalty has been imposed on us to date for the failure to register the relevant lease agreements.

We have taken several steps to strengthen our compliance for registration of lease agreements, including:

●	liaising with the relevant lessors to provide required documentation for completing the registration;

●	filing registrations for lease agreements that are close to expiration if such agreements are extended; and

●	strengthening our internal control procedures to ensure registration of lease agreements for our new spaces.

Property owners, government authorities or other third parties could challenge our rights to use our leased properties, which may disrupt our operations and incur relocation costs.

Certain lessors of our leased properties in China have failed to provide us with valid property ownership certificates or authorizations from the property owners for the lessors to sublease the properties. If such lessors do not have the relevant property ownership certificates or the right to lease or sublease such properties to us, the relevant rightful title holders or other third parties may challenge our use of such leased properties. As a result, we may be forced to vacate these properties and be required to seek alternative properties for lease or choose to terminate the lease earlier while bearing the penalty for early termination under the lease.

The usage of our leased properties might also be challenged by other various reasons, such as restrictions purposed by laws, regulations or policies based on the nature or usage of certain leased properties. With respect to these properties, if the lessors violate relevant laws and regulations for providing such leased properties to us, and incur penalties by government authorities, we may not lease and use such properties. In such an event, our operations may be interrupted, and we would incur relocation costs. Moreover, if third parties challenge our lease agreements, we could incur time, attention and costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

If our promotional and marketing plans are not effective, our business and prospects may be negatively affected.

We invest in sales and marketing activities to promote our brand and spaces and deepen our relationships with members. We also pay for online advertisements to platforms to sustain our exposure and publicity. To foster our member base, we may offer discounts or other incentives, which incur costs and might not be effective for obtaining new members.

Our members may not appreciate our sales and marketing activities. The evolving marketing landscape may require us to experiment with new marketing methods to keep pace with industry trends and member preferences. Failure to refine our existing marketing approaches or introduce new marketing approaches in a cost-effective manner could reduce our members, occupancy rates and market share.

We also rely on a number of agencies, business partners and our own business development team to attract new members and enlarge our member base. Any disruption of our relationship with these intermediaries could harm our abilities to promote our business. We may not recover the costs of our sales and marketing activities and these activities may not retain or attract members.

A significant interruption in the operations of our suppliers could potentially disrupt our operations.

We partially rely on third-party suppliers for certain equipment, furniture and other fixtures. We also depend on third-party suppliers to provide certain services to facilitate our daily operations, such as security services and maintenance services. We have limited control over the operations of third-party suppliers, and any significant interruption in their operations may adversely impact our operations. For example, a significant interruption in the operations of our internet service provider could impact the operations of our applications, malfunctioning of our security equipment could lead to safety issues of our spaces, and lighting disruptions could result in poor member experience.

Disruptions in the supply chain may result from weather-related events, natural disasters, trade restrictions, tariffs, border controls, acts of war, terrorist attacks, pandemics, third-party strikes or ineffective cross dock operations, work stoppages or slowdowns, shipping capacity constraints, supply or shipping interruptions or other factors beyond our control. If we cannot resolve the impact of the interruptions of operations of our third-party suppliers or service providers, our operations and financial results may be materially adversely affected.

In some cases, we may rely on a single source for procurement of construction materials or other supplies in a given region. Any disruption in the supply of certain materials could disrupt operations at our existing spaces or significantly delay our opening of a new space, which may harm our reputation and brand.

A large portion of our members are concentrated in major metropolitan areas and certain industries. An economic downturn in any of these areas or industries may result in reduction of our members and adversely affect our results of operations.

A significant portion of our existing and target member base consists of SMEs who may be disproportionately affected by adverse economic conditions. In addition, the concentration of our operations in specific cities magnifies the risk of localized economic conditions in those cities or the surrounding regions to any business.

In 2018, 2019 and 2020, we generated the majority of our net revenue from our agile office spaces located in Beijing, Shanghai, Guangzhou and Shenzhen. Adverse changes in general economic conditions or real estate markets as well as relevant regulatory environment in these cities may disproportionately affect our member base, occupancy rates and/or pricing.

In addition, our members are concentrated in certain industries, such as the technology, media and telecommunications industries. Adverse changes in those industries may affect the demand for agile office spaces of our members and further affect our operation results. Our business may also be affected by generally prevailing economic conditions in the markets where we operate, which can result in a general decline in real estate activity, reduce demand for occupancy and our services and exert downward pressure on pricing.

We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

China has experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic or pandemic diseases, and any similar event could materially impact our business in the future. If a disaster or other disruption occurred that affects the regions where we operate our business, the resulting loss of personnel and damage to property could materially adversely affect our business. Even if we are not directly affected, such a disaster or disruption could affect the operations or financial condition of our ecosystem participants, which could harm our results of operations.

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, COVID-19 or other disease. In December 2019, a novel strain of coronavirus (“COVID-19”) surfaced in China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, infections have spread globally. The World Health Organization declared COVID-19 to constitute a “Public Health Emergency of International Concern” on January 30, 2020 and characterized it as a pandemic on March 11, 2020.

To contain the COVID-19 outbreak, the PRC government imposed strict measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, temporary closure of business premises, and postponed resumption of business. Our operations were severely disrupted in the first quarter of 2020 but gradually resumed after April 2020. In particular, most of our space in China temporarily shut down from February 2020 to April 2020 as a result of government restrictions and regulations. Due to the economic downturn in China and worldwide caused by COVID-19, the demand for our spaces has been adversely affected since January 2020.

As some of our members are vulnerable to the COVID-19 outbreak and the slowdown of the macroeconomic conditions, they could not make payments in a timely manner or stopped renewing their leases, resulting in decreased occupancy rates. Although China has controlled COVID-19 to some extent and our business started to recover after the second quarter of 2020, the potential impact brought by and the duration of the COVID-19 outbreak is difficult to assess or predict and the full impact of COVID-19 on our operations will depend on many factors beyond our control.

While it is unknown how long these conditions will last and what the complete financial effect will be on us, we are closely monitoring the impact of COVID-19. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 harms the Chinese and global economy in general.

Our business and our reputation may be affected if our employees or members of our community or guests who enter our spaces behave badly.

Our emphasis on our values makes our reputation particularly sensitive to allegations of violations of community rules or applicable laws by employees, members, or guests who enter our spaces. If employees, members or guests violate our policies or engage in illegal or unethical behavior, or are perceived to do so, we may be subject to negative publicity and our reputation may be harmed. This behavior may also lead to existing members ceasing to use our spaces, which would adversely impact occupancy and revenue for the affected spaces.

We are exposed to risks relating to our cooperation with our business partners.

We select and rely on a number of business partners to provide various services such as corporate secretary and human resources, to facilitate more service options and better experience for our members. Due to the reliance on such business partners, any interruption of their operations, any failure of them to accommodate our fast growing business scale, any termination or suspension of our partnership arrangements, any change in cooperation terms, or any deterioration of cooperative relationships with them may materially adversely affect our brand image and impact our operations.

We have limited control over our business partners. Failure by third parties to provide satisfactory services or comply with laws and regulations could subject us to reputational harm based on their association with us and our brand. If we become subject to claims arising from services provided by our business partners, we may attempt to seek compensation from the relevant business partners. However, such compensation may be limited.

If no claim can be asserted against a business partner, or we cannot fully recover amounts claimed from business partners, we may be required to bear such losses and compensation at our own costs. This could materially adversely affect our business, financial condition and results of operations.

We may not effectively identify, pursue and consummate strategic alliances, investments or acquisitions.

We may from time to time engage in evaluations of, and discussions with, possible domestic and international acquisitions, investments or alliance candidates. We may also make investments in private or public entities, enter into strategic alliances or issue securities through our parent company or subsidiaries.

We may not identify suitable strategic alliances, investment or acquisition opportunities. Even when we identify an appropriate acquisition or investment target, we may not negotiate the acquisition or investment successfully, obtain financing for the proposed transaction, or integrate the relevant businesses into our existing operations.

Since we retain limited control over the companies in which we only have minority stake, we cannot ensure that these companies will always comply with applicable laws and regulations. Non-compliance of regulatory requirements by our investees may cause substantial harm to our reputation and the value of our investment.

In addition, particular complexities, regulatory or otherwise, may be associated with our expansion into new markets. We may not successfully implement our strategies beyond our current markets. If we cannot effectively address these challenges, our ability to execute acquisitions as part of our long-term strategy will be impaired, which could adversely affect our growth.

We may not achieve the benefits we expect from recent and future investments and acquisitions and our operations may be materially adversely affected by such investments and acquisitions.

We have made equity investments in or acquisitions of businesses that we believe may complement our existing business or may improve the experience of our members. We may make future investments in private or public entities, enter into strategic alliances or issue securities through our parent company or subsidiaries.

While we believe those initiatives may benefit our business long term, such decisions may adversely impact our short- or medium-term operating results. Furthermore, if the businesses we acquire or in which we invest do not subsequently achieve the synergies we expect or do not generate the financial and operational benefits we expect, our investments and acquisitions may not benefit our business strategy or generate sufficient revenues to offset the associated investment or acquisition costs.

Investments and acquisitions present financial, managerial and operational challenges, including difficulty in integrating our operations with businesses we acquire or in which we invest, potential disruption of our ongoing business and distraction of management attention and risks associated with offering new products and services or entering additional markets. For example, we invested in or acquired certain construction and decoration services providers and companies that provide value-added services to customers of agile office spaces.

We have limited experience in these new businesses and services and may fail to generate sufficient revenue or other value to justify our investments in these businesses and services. Our members may not respond favorably to our new services and solutions, which could damage our public image and market reputation and adversely affect our business.

In addition, investments and acquisitions could result in significant impairments to long-term investment, goodwill and other intangible assets. For example, we invested RMB17.3 million in a company providing consulting services, but the investment was fully impaired as of December 31, 2018 as we believe the carrying value of the investment was no longer recoverable.

Certain industry data and information in this annual report were obtained from third-party sources and were not independently verified by us.

This annual report contains certain industry data and information from third-party sources. We have not independently verified the data and information contained in such third-party publications and reports. Data and information in such third-party publications and reports may use third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

Statistical data in these publications also include projections based on a number of assumptions. The agile office space industry may not grow at the rates projected by market data, or at all. If any of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. Material slowdown of the agile office space industry against the projected rates may have materially adversely affect our business and the market price of our ordinary shares.

We may not adequately protect our intellectual property from unauthorized use by others.

Our trademarks and other intellectual property are critical to our business. Any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Risks include the following:

●	Our pending applications for intellectual property rights may not be approved;

●	Our intellectual property rights may not be adequately protected;

●	Our intellectual property rights could be challenged by third parties or found by a judicial authority to be invalid or unenforceable;

●	Third parties may claim that we are infringing their rights, and we may not be successful in defending these claims; and

●	We may not enforce and defend our proprietary rights or prevent infringement or misappropriation, without substantial expense to us and a significant diversion of management time and attention from our business strategy.

To protect our trademarks and other proprietary rights, we rely and expect to rely on a combination of protective agreements with our team members and third parties (including local or other strategic partners we may do business with), physical and electronic security measures, and trademark, copyright, patent and trade secret protection laws. If the measures we take to protect our proprietary rights do not prevent the use or misappropriation by third parties or such rights are diminished due to successful challenges, the value of our brand and other intangible assets may be diminished, materially adversely affecting our ability to attract and retain members.

The proper functioning of our technology is essential to our business, and any difficulty experienced by such system would materially adversely affect us.

We use a combination of proprietary technology and technology from third-party service providers to support our business and our member experience. For example, U Bazaar, which we developed in-house but also incorporates third-party and open source software where appropriate, connects local spaces and develops and deepens connections among our members, both at a particular space and across our global network.

Third-party service providers may not support our products and services on commercially reasonable terms or at all. We may be subject to claims by third parties who maintain that our service providers’ technology infringes the third party’s intellectual property rights. Although our agreements with our third-party service providers often contain indemnities in our favor with respect to these eventualities, we may not be indemnified for these claims or we may not be successful in obtaining indemnification to which we are entitled.

If the technologies and systems that we use to manage the daily operations of our business or that we make available to our members malfunction, our ability to operate our business, retain existing members and attract new members may be impaired. We may not attract and retain sufficiently skilled and experienced professionals to operate and maintain these technologies and systems, and our product and service offerings may not continue to be, and new product and service offerings may not be, supported by the applicable third-party service providers on commercially reasonable terms or at all. Any harm to our members’ personal computers or other devices caused by our software, such as our apps, or other sources of harm, such as hackers or computer viruses, could adversely affect the member experience and our reputation.

We need to invest heavily on our technology to sustain and grow our business, and the uncertainties associated with the evolving customer needs and emerging industry standards create risks with respect to such investment. Our ongoing investment in technology may not generate the expected level of returns and failure to adopt new technologies to adapt to such changing environment may materially and adversely impact our business.

Our business generates and processes a large amount of data; the improper use or disclosure of such data by unauthorized persons could subject us to significant reputational, financial, legal and operational consequences.

We generate significant amount of proprietary, sensitive and otherwise confidential information relating to our business. We collect and store personal data regarding our members, including member names and billing data in our system. Privacy laws and regulations in PRC and other jurisdictions around the world govern the collection, protection and use of personal data. These laws and regulations are evolving and may be inconsistent from one jurisdiction to another.

Compliance with applicable privacy laws and regulations may lead to increases in our operating costs and adversely impact our ability to conduct our business and market our products and services to our members. Any failure by us or our third-party service providers to comply with applicable privacy laws, privacy policies or privacy-related contractual obligations may result in governmental enforcement actions, fines, litigation, other claims and adverse publicity.

Similar to other companies, our information technology systems face the threat of cyber-attacks, such as security breaches, phishing scams, malware and denial-of-service attacks. Our systems or the systems of third-parties that we use could experience unauthorized intrusions or inadvertent data breaches, which could result in the exposure or erosion of our proprietary information and/or members’ data. This data is maintained on our own systems as well as the systems of third-party service providers.

As methods used to obtain unauthorized access to systems or sabotage systems change frequently and may not be known until launched against us or the third parties on which we rely, we and our partners may be unable to anticipate these attacks or implement adequate preventative measures. In addition, any party who illegally obtains identification and password credentials could potentially gain unauthorized access to our systems or the systems of third parties on which we rely. If any such event occurs, we may have to spend significant capital and other resources to mitigate the impact of the event and to develop and implement protection to prevent such future events of that nature from occurring.

From time to time, employees make mistakes with respect to security policies that are not always immediately detected by compliance policies and procedures. These can include errors in software implementation or a failure to follow protocols and patch systems. Employee errors, even if promptly discovered and remediated, may disrupt operations or result in unauthorized disclosure of confidential information.

If a cybersecurity incident occurs, or is perceived to occur, we may be the subject of negative publicity and the perception of the effectiveness of our security measures and our reputation may be harmed. This could damage our relationships and result in the loss of existing or potential members. In addition, even if no compromise of member information occurs, we could incur significant fines or lose the opportunity to support electronic payments from members, which would limit the full effectiveness and efficiency of our payment processing.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We accept a variety of payment methods including WeChat Pay and Alipay through third-party payment processors. We pay these payment processors varying service fees, which may increase over time and raise our operating costs. We may also be subject to fraud, security breaches and other illegal activities in connection with the payment methods we offer.

We are subject to various rules, regulations and requirements, regulatory or otherwise, governing payment processing, which could change or be reinterpreted to make it difficult or impossible for us to comply with. For example, according to Announcement No.10 (2018) of the People’s Bank of China issued in July 2018, or Announcement No.10, companies that refuse to accept cash payment should rectify such non-compliance. According to People’s Bank of China’s interpretation of Announcement No.10, e-commence platforms, self-service counters and other companies:

●	that offer products and services online and in a cashier-less manner,

●	whose entire customer purchase process does not involve payment or receipt of cash, and

●	who have obtained consent from customers to use electronic payment methods, may use electronic payment methods instead of accepting cash.

We believe that our cashier-less operation complies with Announcement No. 10. However, governmental authorities may not have the same interpretation. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees or no longer be able to offer certain payment methods, materially adversely affecting our business, financial condition and results of operations.

We may experience significant complaints from members, or adverse publicity involving our spaces and services.

We face an inherent risk of complaints from our members. Most of the complaints from our members related to the facilities and services of our spaces. We take these complaints seriously and endeavor to reduce these complaints by implementing various remedial measures. Nevertheless, we may not successfully prevent or address all complaints.

Any complaints or claims against us, even if meritless and unsuccessful, may divert management attention and other resources from our business and adversely affect our business. Members may lose confidence in us and our brand, which may adversely affect our business and results of operations. Furthermore, negative publicity including but not limited to negative online reviews on social media and crowd-sourced review platforms, industry findings or media reports related to agile office spaces industry, whether or not accurate, and whether or not concerning our spaces, can adversely affect our business, results of operations and reputation.

Pending or future litigation could have a material and adverse impact on our business, financial condition and results of operations.

We are subject to lawsuits from our competitors, individuals, or other entities against us, in matters relating to intellectual property rights and contractual disputes. The outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our ability to expand our member base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s attention from operating our business. We may also need to pay damages or settle lawsuits with a substantial amount of cash.

As a publicly listed company, we may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations.

Share-based compensation may have an impact on our future profit. Exercise of the share options granted will increase the number of our shares, which may affect the market price of our shares.

We adopted share incentive plans in August 2019 and November 2020, which we respectively refer to as 2019 Plan and 2020 Plan in this annual report, to enhance our ability to attract and retain qualified individuals and align their interests with the company’s growth and performance. The maximum aggregate numbers of ordinary shares we are authorized to issue pursuant to all awards under 2019 Plan are 15,028,567 ordinary shares.

In November 2020, we adopted the 2020 Plan, under which we are authorized to issue a maximum number of 7,188,661 Class A ordinary shares. As of the date of this annual report, we have granted awards to purchase 6,947,191 Class A ordinary shares to replace the granted and outstanding awards under 2019 Plan.

We believe the granting of share-based awards helps us attract and retain key personnel and employees, and we expect to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

A severe or prolonged downturn in the PRC or global economy could materially adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges. Uncertainties remain over the long-term effects of the expansionary monetary and fiscal policies of the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest and terrorist threats in the Middle East, Europe and Africa and conflicts involving Ukraine, Syria and North Korea have also raised concerns. These concerns relate to regional instability and tension, as well as the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China.

For example, a growing trade dispute between the United States and China could adversely impact demand for our agile office spaces and services, our costs, our members, suppliers and business partners and China’s economy, which could materially adversely affect our business, operating results and financial condition. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially adversely affect our business, results of operations and financial condition.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ordinary shares may be materially adversely affected.

In connection with our attempted initial public offering, we previously engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) to audit our combined and consolidated financial statements for the fiscal years ended December 31, 2017 and 2018. In January 2020, Deloitte informed our board of directors that Deloitte became aware of certain contractual arrangements regarding shareholder transactions of us which were not previously provided to Deloitte. Deloitte raised concerns over the impact of these contracts on the subsequent event footnote to the combined and consolidated financial statements for the years ended December 31, 2017 and 2018, which omitted disclosures related to the contractual arrangements as well as our internal control over financial reporting.

In response to the issues raised by Deloitte, our board of directors commenced an investigation (the “Internal Investigation”) of such issues with assistance from external legal advisors. On July 22, 2020, our board of directors concluded the Internal Investigation. The material weaknesses identified during the Internal Investigation included:

●	The lack of an Audit & Risk Committee and Chief Compliance officer to monitor all company policies, and ensure that the policies are implemented and followed;

●	A lack of financial compliance training related to the disclosure obligations by shareholders, directors and officers during an US IPO to the our management personnel as well as other staff;

●	A failure to strictly implement our internal contract initiation and approval procedures to prohibit any unusual bypassing conduct of such procedures and improve employee’s awareness of such procedures by distributing relevant policies and delivering training;

●	A lack of proper contract approval procedures and policies, in which all related party transactions or above a certain amount must be reviewed;

●	A lack of internal file management procedures and lack of a more effective file records management system;

●	A lack of effective chop usage registration records with identifiable contract information, and lack of a parallel searchable chop usage registration records management system; and

●	A lack of compliance policies related to conflict of interest, related party transactions, ethics, and related matters.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. We have implemented relevant remedy measures and all above material weaknesses are assessed to be remediated by December 31, 2020. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results — Change in Registered Independent Public Accounting Firm” and “Item 15. Controls and Procedures — Internal Control Over Financial Reporting.”

In connection with the audits of its combined and consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. The material weaknesses that have been identified relate to:

●	A lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP, and

●	Insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP.

To remedy the identified material weaknesses, we have adopted and plan to adopt further measures to improve our internal control over financial reporting. We have implemented, and plan to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work.

We have recruited staff with knowledge of U.S. GAAP and SEC regulations in our finance and accounting department. We have also supplemented and enhanced internal training and development programs for financial reporting personnel. When entering into complex transactions, we plan to utilize third party consultant for accounting services as additional resources. See “Item 15. Controls and Procedures — Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

We have become a public company and are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. After we become a public company, our reporting obligations may significantly strain our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

In documenting and testing our internal control procedures, to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended, we may not conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.

Our failure to achieve and maintain an effective internal control environment could result in material misstatements in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares, may be materially adversely affected. Ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

As a recently public company, we expect to incur significant legal, accounting and other expenses. For example, as a result of becoming a public company, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. After we are no longer an “emerging growth company,” we may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

If the interpretations, estimates or judgments used to prepare our financial statements are incorrect, we may restate our financial results, which could materially adversely affect us.

We are subject to complex securities laws and regulations and accounting principles and interpretations. In preparing our financial statements, we must interpret accounting principles and guidance and make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements, as well as the reported expenses incurred during the reporting periods. We base our interpretations, estimates and judgments on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for the preparation of our financial statements.

Generally accepted accounting principles are subject to interpretation by the Securities and Exchange Commission, the Financial Accounting Standards Board and other bodies that create and interpret accounting principles and guidance. If any of these bodies disagrees with our accounting recognition, measurement or disclosure or our accounting interpretations, estimates or assumptions, this may significantly affect our reported results and may retroactively affect previously reported results.

In connection with its initial public offering, our predecessor company, Orisun Acquisition Corp. (“Orisun”), a special purpose acquisition company, issued 4,440,024 public warrants (the “Public Warrants”), 233,201 private placement warrants (the “Private Warrants”), and 333,002 warrants underlying a unit purchase option issued to the representative of the underwriters in the initial public offering (the “Representative Warrants,” and together with the Public Warrants and Private Warrants, the “Orisun Warrants”). For a description of the Orisun Warrants, please refer to (i) the prospectus filed in connection with Orisun’s initial public offering on August 5, 2021 (File No. 333-232356) and (ii) the proxy statement filed in connection with the Business Combination on November 5, 2020 (File No. 333- 248191) (the “Proxy Statement”).

Orisun originally classified the Orisun Warrants as equity in its (i) audited consolidated balance sheet as of December 31, 2019, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the year then ended, and the related notes included in its Annual Report on Form 10-K filed on March 30, 2020, and (ii) unaudited consolidated balance sheet as of June 30, 2020, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the six months then ended, and the related notes included in the Proxy Statement.

On April 12, 2021, the Staff of the Securities and Exchange Commission (“SEC Staff”) released the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (the “Statement”). In the Statement, SEC Staff indicated that certain contractual provisions in many special purpose acquisition company warrant agreements may result in such warrants needing to be classified as a liability rather than as equity.

We have reviewed the Statement and the Orisun Warrants with our independent auditors and management has concluded that the Private Warrants should be classified as liabilities measured at fair value, which will result in noncash gains or losses from changes in fair value reported each period in earnings. Additional guidance or new regulations or accounting principles and interpretations could be released that would require us to reclassify the Public Warrants and Representative Warrants as liabilities measured at fair value, with changes in fair value reported each period in earnings and/or require a restatement of our financial statements with respect to treatment of the Public Warrants and Representative Warrants.

Any restatement of our financial results could, among other potential adverse effects:

●	result in us incurring substantial costs;

●	affect our ability to timely file our periodic reports or registration statements for securities until the restatement is completed;

●	divert the attention of our management and employees from managing our business;

●	result in material changes to our historical and future financial results;

●	result in investors losing confidence in our operating results;

●	subject us to securities class action litigation; and

●	cause our share price to decline.

We have limited insurance coverage for our operations.

The insurance industry in China remains at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. Although we have purchased insurances including business disruption insurance and property insurance for our space, those insurances might not be able to cover all risks. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with our VIEs and their shareholders for a large portion of our operations. These arrangements may not be as effective as direct ownership in providing operational control. Any failure by our VIEs or their shareholders to perform their obligations under these contractual arrangements would materially adversely affect our business.

We rely on contractual arrangements with our VIEs and their shareholders to operate our business in China. The revenues contributed by our VIEs and their subsidiaries constituted substantially all of our net revenue for 2018, 2019 and 2020.

These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions detrimental to our interests. If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level.

However, under our contractual arrangements, we rely on the performance by our VIEs and their shareholders of their obligations under the contracts to exercise control over our VIEs. The shareholders of our consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIEs. One of our VIEs, Ucommune Venture, has 45 shareholders. As a result, we face increased risk that these shareholders may breach the VIE contracts or take other actions detrimental to our interests.

If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. If the shareholders of our VIEs refuse to transfer their equity interest in our VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith, then we may have to take legal actions to compel them to perform their contractual obligations.

If any third parties claim any interest in such shareholders’ equity interests in our VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIEs and third parties were to impair our control over our VIEs, our ability to consolidate the financial results of our VIEs would be affected, which would in turn materially adversely affect our business, operations and financial condition.

The shareholders of our VIEs may have actual or potential conflicts of interest with us, which may materially adversely affect our business and financial condition.

We are not aware any conflicts between the shareholders of our VIEs and us. However, the shareholders of our VIEs may have actual or potential conflicts of interest with us in the future. These shareholders may refuse to sign or breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would materially adversely affect our ability to effectively control our VIEs and receive economic benefits from it. For example, the shareholders could cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis.

We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor, particularly given the relatively large number of shareholders that Ucommune Venture has. We do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements are governed by PRC law. These contracts are interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, very few precedents and little formal guidance exist as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary.

Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts except that parties may apply for a cancellation of such rulings before an intermediate people’s court at the place where the arbitration commission is located under certain circumstances. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. If we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may exert effective control over our VIEs, negatively affecting our ability to conduct our business.

Substantial uncertainties in the PRC foreign investment legal regime may significantly impact our Group’s corporate structure and operations.

On March 15, 2019, the PRC National People’s Congress adopted the Foreign Investment Law, which came into effect as of January 1, 2020 and replaced the existing laws regulating foreign investment in the PRC: the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law. As a result, the Foreign Investment law became the legal foundation for foreign investment in the PRC. The Implementation Regulation of the Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law.

The Foreign Investment Law stipulates three forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate the contractual arrangements as a form of foreign investment. The Foreign Investment Law stipulates that foreign investment includes “foreign investors invest through any other methods under laws, administrative regulations or provisions prescribed by the State Council”.

Future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, and whether our contractual arrangement will be recognized as foreign investment, whether our contractual arrangement will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangement will be handled are uncertain. We may ultimately need to unwind the contractual arrangements and/or dispose of the VIEs or their subsidiaries, which could have a material and adverse effect on our business, financial condition and results of operations.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis. This could result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment.

A transfer pricing adjustment could result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes under applicable regulations. Our financial position could be materially adversely affected if the tax liabilities of our VIEs increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business and constrain our growth.

We rely on contractual arrangements with our VIEs to use, or otherwise benefit from, certain foreign restricted licenses and permits that we need or may need in the future as our business continues to expand, such as the internet content provider license, or the ICP license held by one of our VIEs.

The contractual arrangements contain terms that obligate the VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. If the VIEs’ shareholders breach these contractual arrangements and voluntarily liquidate our VIEs, or our VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business or otherwise benefit from the assets held by the VIEs.

If our VIEs undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, hindering our ability to operate our business and constrain our growth. The foregoing risks could materially adversely affect our business, financial condition and results of operations.

Our dual-class share structure with different voting rights may adversely affect the value and liquidity of the ordinary shares.

We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of the ordinary shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. For example, in July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices.

In 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices. In October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Because of our dual-class structure, we will likely be excluded from these indices and other stock indices that take similar actions.

Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our ordinary shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, adversely affecting the market price and liquidity of the ordinary shares.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 15 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Certain of our existing shareholders have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders.

Dr. Daqing Mao, our founder, and his wife, Angela Bai, together hold approximately 65.1% of the voting power of the Company due to our dual-class share structure. For more information, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” Dr. Mao is expected to retain significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.

This concentration of ownership may also discourage, delay or prevent a future change of control, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ordinary shares. Dr. Mao may pursue corporate opportunities independent of us, and the sale of his shares could constitute a change of control under our debt instruments.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies such as ours have no general rights under Cayman Islands law to inspect corporate records (except for our memorandum and articles of association, special resolutions which have been passed by our shareholders, our register of mortgages and charges, and a list of our current directors) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, users of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a company incorporated under the laws of the Cayman Islands. We conduct most of our operations in China and substantially all of our operations outside of the United States. Most of our assets are located in China, and substantially all of our assets are located outside of the United States. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. Substantially all of the assets of these persons are located outside the United States.

As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could materially adversely affect our business.

Substantially all of our assets and operations are in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, foreign exchange control and allocation of resources.

Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, the government still owns a substantial portion of productive assets in China. In addition, the Chinese government plays a significant role in regulating industry development through industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could materially adversely affect the overall economic growth of China. Such developments could adversely affect our business and operating results, reducing demand for our services and adversely affecting our competitive position.

The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

In the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results. In addition, since many of our members are concentrated in major metropolitan areas, an economic downturn in any of these areas may materially adversely affect our business.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China.

The interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we obtain. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. We may not be aware of our violation of any of these policies and rules until after the violation occurs. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers may not post or display over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites or other internet platforms.

The website or platform operator may also be held liable for such censored information displayed on or linked to the websites or platforms. If our website or internet platform violates any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate due to changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably.

On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. Since then, the RMB has appreciated against the U.S. dollar, particularly in 2020.

With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, international relations especially the trade tensions between U.S. and China, or government policies of PRC or U.S. may impact the exchange rate between the Renminbi and the U.S. dollar.

A significant majority of our net revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on in U.S. dollars.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars to make payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would negatively affect the U.S. dollar amount.

Any lack of requisite approvals, licenses or permits applicable to our business may materially adversely affect our business, financial condition and results of operations.

In accordance with the laws and regulations in jurisdictions in which we operate, we must maintain various approvals, licenses and permits to operate our business, including but not limited to business license, fire prevention as-built acceptance check and filing for our spaces, and value-added telecommunications license and other approvals, licenses and permits for the operation of our online platform. These approvals, licenses and permits require satisfactory compliance with, among other things, the applicable laws and regulations.

If we fail to obtain the necessary licenses, permits and approvals, we may be subject to fines, confiscation of revenues generated from incompliance operations or the suspension of relevant operations. We may also experience adverse publicity arising from such non-compliance with government regulations that negatively impact our brand. We may experience difficulties or failures in obtaining the necessary approvals, licenses and permits for new spaces or new service offerings.

If we fail to obtain the material licenses, our expansion plans may be delayed. In addition, we may not obtain, renew and/or convert all of the approvals, licenses and permits required for our existing business upon their expiration in a timely manner or at all, which could adversely affect our operations.

A small number of spaces under of our self-operated model have not completed the required as-built acceptance check on fire prevention or fire safety filing. Our spaces that fail to complete such as-built acceptance check on fire prevention as required by relevant laws and regulations may be ordered by the relevant government authorities to cease business. As a result, we may be subject to fines ranging from RMB30,000 to RMB300,000 per space, and our spaces that fail to complete such fire safety filing as required may be subject to fines of up to RMB5,000 per space.

Based on relevant laws and regulations and our consultation with relevant government authorities, and as advised by our PRC counsel, the maximum amount of potential fines arising from the incompletion of the required as-built acceptance check on fire prevention and fire safety filing is approximately RMB0.6 million, as of the date of this annual report. However, we have not received any material fines or penalties for such non-compliance.

We have taken several steps to strengthen our management over fire prevention or fire safety, including:

●	consulting with local regulatory authorities for completing the required as built acceptance checks on fire prevention or fire safety filings;

●	equipping the relevant spaces with proper fire safety facilities, equipment and safety signs;

●	engaging several fire safety consulting institutions to conduct fire safety inspection on the fire safety equipment and system of the -relevant spaces; and

●	implementing our fire safety internal control policy in accordance with applicable laws and regulations and providing fire safety related training to our employees.

The custodians or authorized users of our controlling non-tangible assets, including stamps and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC law, legal documents for corporate transactions, including agreements and contracts, are executed using the stamps or seals of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC industry and commerce authorities. To secure the use of our stamps and seals, we have established internal control procedures and rules for using these stamps and seals.

When we use the stamps and seals, responsible personnel will apply through our office automation system and authorized employees will verify and approve the application in accordance with our internal control procedures and rules. In order to maintain the physical security of our stamps, we generally store them in secured locations accessible only to authorized employees.

Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. Our employees could abuse their authority by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or consolidated VIEs. If any employee obtains, misuses or misappropriates our stamps and seals or other controlling non-tangible assets, we could experience disruption to our operations, and we may have to take corporate or legal actions, which could involve significant time and resources to resolve and divert management from our operations.

Our operations depend on the performance of the mobile based systems, telecommunications networks and digital infrastructure in China.

Our operations rely heavily on mobile based systems, telecommunications networks and digital infrastructure. Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We primarily rely on a limited number of telecommunication service providers to provide data communications capacity through local telecommunications lines and internet data centers to host our servers.

We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may need to upgrade our technology and infrastructure to keep up with the increasing traffic on our apps. The digital infrastructure and the telecommunications networks in China may not support the demands associated with the growth in digital usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and digital services rise significantly, our results of operations may be materially adversely affected. Furthermore, if data access fees or other charges to mobile members increase, our member traffic may decline and our business may be harmed.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur.

Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. PRC regulations permit a PRC subsidiary to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and our VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital.

Each of our PRC subsidiaries as a Foreign Invested Enterprise, or FIE, is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends.

If our PRC subsidiaries incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as shareholder loans or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the MOFCOM or their respective local branches and registration with a local bank authorized by SAFE. In addition, any foreign loan procured by our PRC subsidiaries cannot exceed statutory limits and is required to be registered with SAFE or its respective local branches.

Any medium or long-term loan to be provided by us to our VIEs must be registered with the National Development and Reform Commission, or NDRC, and SAFE or its local branches. We may not complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of securities offering, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capital of FIEs and allows FIEs to settle their foreign exchange capital at their discretion. However, SAFE Circular 19 prohibits FIEs from using the Renminbi funds converted from their foreign exchange capital for expenditures beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may convert their foreign debts from foreign currency to Renminbi on a discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in China.

SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, its interpretation and application and any other future foreign exchange related rules remain uncertain.

Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of securities offerings, to fund the establishment of new entities in China by our VIEs, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new consolidated VIEs in China, which may adversely affect our business, financial condition and results of operations.

Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenue in Renminbi. Under our current corporate structure, we, as a Cayman Islands holding company, primarily rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have.

Under PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Under existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends.

However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not pay dividends in foreign currencies to our shareholders.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37.

SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 applies to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, must register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV must update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change.

If our shareholders who are PRC residents or entities fail to make the required registration or to update the previously filed registration, our PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015.

Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

We have requested PRC residents who we know hold direct or indirect interests in the Company to make the necessary applications, filings and registrations as required under SAFE Circular 37. We believe that most of these shareholders have completed the initial foreign exchange registrations with relevant banks. However, these individuals may not continue to make required filings or updates in a timely manner, or at all.

We may not know the identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, restrict our cross-border investment activities, and limit our PRC subsidiaries’ ability to distribute dividends to us. As a result, our business and our ability to make distributions to you could be materially adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations.

If we decide to acquire a PRC domestic company, we or the owners of such company, as the case may be, may not obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation, or the SAT, issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company.

In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax.

As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37.

For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request that the relevant transferors from whom we purchase taxable assets comply with these circulars, or establish that our company should not be taxed under these circulars, which may materially adversely affect our financial condition and results of operations.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. The Anti-Monopoly Law of the PRC also requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered.

In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM. The rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

We may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming. Any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to certain exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.

We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and additional restrictions may limit their ability to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt incentive plans for our directors, executive officers and employees under PRC law.

We may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading under PRC laws.

PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. We cannot assure you that all the content contained in our advertisements is true and accurate as required by, and complies in all respects with, these advertising laws and regulations especially given the uncertainty in the interpretation of these PRC laws and regulations.

The foregoing regulations include the Advertising Law of the People’s Republic of China and the Interim Measures for the Administration of Internet Advertising. If we violate applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, results of operations and prospects.

Under PRC advertising laws and regulations, we must monitor the advertising content shown on our platform to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where special government review is required for specific types of advertisements prior to posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we must confirm that such review has been performed and approval has been obtained from competent governmental authority.

Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, PRC governmental authorities may force us to terminate our advertising operation or revoke our licenses.

Third parties provide us with a majority of the advertisements shown on our platform. Although we have implemented manual monitoring systems and made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable laws and regulations, the content contained in such advertisements may not be true and accurate as required by the advertising laws and regulations.

Although we have not been subject to material penalties or administrative sanctions in the past for the advertisements shown on our platform, if we violate PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may materially adversely affect our business, financial condition, results of operations and prospects. We may also be subject to claims by customers misled by information on our apps, website or other portals on which we place our advertisements.

We may not recover our losses from advertisers by enforcing the indemnification provisions in the contracts, which may divert management’s time and other resources from our business to defend against these infringement claims. As a result, our business, financial condition and results of operations could be materially adversely affected.

Our employment practices may be adversely impacted under the labor contract law of the PRC.

The PRC National People’s Congress promulgated the Labor Contract Law which became effective on January 1, 2008 and was amended on December 28, 2012, and the State Council promulgated implementing rules for the labor contract law on September 18, 2008. The labor contract law and the implementing rules impose requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of employment contracts.

The interpretation and implementation of these regulations are evolving, our employment practices may violate the labor contract law and related regulations and we could be subject to penalties, fines or legal fees as a result. If we violate relevant laws and regulations, we may be subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

We may be subject to additional contributions of social insurance and housing fund and late payments and fines imposed by relevant governmental authorities.

PRC laws and regulations require us to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties.

Under the Social Insurance Law and the Regulations on the Administration of Housing Fund, PRC subsidiaries shall register with local social insurance agencies and register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. As of the date of this annual report, we have not made adequate contributions to the above employee benefits for some of our employees.

Government authorities could require us to pay the outstanding amount and impose late fees or fines on us. If we fail to make the outstanding social insurance and housing fund contributions within the prescribed time frame, we may be subject to fines and late payment fees, and our financial condition may be adversely affected.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable PRC tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how “de facto management body” should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

●	the primary location of the day-to-day operational management is in the PRC;

●	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

●	the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and

●	at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income tax on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises.

In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of the ordinary shares or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us).

These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

Risks Relating to Our Ordinary Shares and Trading Market

Because we do not expect to pay dividends in the foreseeable future, the holders of our ordinary shares must rely on a price appreciation of the ordinary shares for a return on their investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, our ordinary shareholders should not rely on an investment in the ordinary shares as a source for any future dividend income.

The trading prices of the ordinary shares and the warrants expiring on November 17, 2025 are likely to be volatile, which could result in substantial losses to investors.

The trading prices of the ordinary shares and the warrants expiring on November 17, 2025 are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ordinary shares and the listed warrants may be highly volatile for factors specific to our own operations, including the following:

●	variations in our net revenue, earnings and cash flows;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new offerings and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our shareholders, affiliates, directors, officers or employees, our business model, our services or our industry;

●	announcements of new regulations, rules or policies relevant for our business;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and require us to incur significant expenses to defend the suit, which could harm our results of operations.

Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could materially adversely affect our financial condition and results of operations.

The sale or availability for sale of substantial amounts of ordinary shares could adversely affect their market price.

Sales of substantial amounts of the ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other holders or the availability of these securities for future sale will have on the market price of the ordinary shares.

In addition, certain holders of our existing shareholders are entitled to certain registration rights. Registration of these shares under the Securities Act of 1933, or the Securities Act, would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline.

Techniques employed by short sellers may drive down the market price of the ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale.

As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its prospects to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend significant resources to investigate such allegations and/or defend ourselves.

While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business, and any investment in the ordinary shares could be greatly reduced or even rendered worthless.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ordinary shares and trading volume could decline.

The trading market for the ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for the ordinary shares would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ordinary shares to decline.

Our management will have broad discretion over the use of any net proceeds from the exercise of Warrants and you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.

Our management will have broad discretion as to the use of any net proceeds from the exercise of Warrants and could use them for purposes other than those contemplated as of the date of this annual report and in ways that do not necessarily improve our results of operations or enhance the value of our ordinary shares.

Accordingly, you will be relying on the judgment of our management with regard to the use of any proceeds from the exercise of Warrants on a cash basis and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The proceeds could be invested in a way that does not yield a favorable, or any, return for you.

Our memorandum and articles of association contain anti-takeover provisions that could materially adversely affect the rights of holders of our ordinary shares.

We have adopted an amended and restated memorandum and articles of association that contains provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

Our board of directors has the authority, subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially adversely affected.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 as long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K.

However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

We have relied on home country practice with respect to our corporate governance. Although we have a majority of independent directors serving on our board of directors, we have not established a nominating committee and a compensation committee composed entirely of independent directors. For details, please refer to “Management—Committees of our Board of Directors.” As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

The obligations associated with being a public company involve significant expenses and require significant resources and management attention, which may divert from our business.

As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting.

As a result, we are incurring, and will continue to incur, significant legal, accounting and other expenses that we did not incur prior to the business combination. Our management team and many of our other employees devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company.

These rules and regulations have resulted, and will continue to result, in us incurring substantial legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations will likely make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

There can be no assurance we will not be a passive foreign investment company (“PFIC”), for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares or warrants.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income (including interest income) or (ii) 50% or more of the value of its assets (generally determined based on an average of the quarterly values of the assets) is attributable to assets that produce, or are held for the production of, passive income. For purposes of the above calculations, we will be treated as earning our proportionate share of the income of, and owning our proportionate share of the assets of, any other corporation in which we own, directly or indirectly, 25% (by value) of the stock.

Based upon the manner in which we operate our business, the composition of our income and assets and the value of our assets, we do not believe we were a PFIC for our taxable year ended December 31, 2020. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. The value of our assets for purposes of the PFIC determination will generally be determined by reference to the market price of our ordinary shares, which could fluctuate significantly. In addition, our PFIC status depends on the manner we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). Furthermore, it is not entirely clear how the contractual arrangements between us, our VIEs and their nominal shareholders are treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us. Because of these uncertainties, there can be no assurance we will not be a PFIC for the current taxable year, or will not be a PFIC in the future.

If we were a PFIC for any taxable year during which a U.S. Holder (as defined below) owns our ordinary shares or warrants, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information — Taxation — Material U.S. Federal Income Tax Consequences to U.S. Holders — Passive Foreign Investment Company.”

We are a “controlled company” within the meaning of the Nasdaq listing requirements and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

We are a “controlled company” as defined under the rules of the Nasdaq since Dr. Daqing Mao and his spouse, Angela Bai, beneficially own, when combined, more than 50% of our total voting power. As long as we remain a controlled company under this definition, we are permitted to elect to rely on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we currently do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules, we could elect to rely on those exemptions in the future. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Ucommune International Ltd has been our ultimate holding company since November 2020 after the completion of the Business Combination. Ucommune International Ltd was incorporated in the Cayman Islands on June 16, 2020 as an exempted company with limited liability.

We commenced our operations in April 2015 through Ucommune Venture. We expanded our operations beyond Greater China to Singapore in July 2017. We entered into New York market through the space operated by our associate in April 2018. In August 2018, we established Beijing U Bazaar.

We underwent a series of restructuring transactions, which primarily included the following:

●	In September 2018, Ucommune Group Holdings Limited was incorporated under the laws of the Cayman Islands.

●	In December 2018, Ucommune Group Holdings (Hong Kong) Limited was incorporated under the laws of Hong Kong.

●	In January 2019, Ucommune (Beijing) Technology Co., Ltd., or Ucommune Technology, was incorporated in the PRC as a wholly owned subsidiary of Ucommune Group Holdings (Hong Kong) Limited.

●	In May 2019, Ucommune Technology entered into a series of contractual arrangements with Ucommune Venture as well as its shareholders, and the contractual arrangements were renewed in July 2019 and in November 2019.

●	In May 2019, Ucommune Technology entered into a series of contractual arrangements with Beijing U Bazaar as well as its shareholder. We obtained control over Ucommune Venture and Beijing U Bazaar and their respective subsidiaries through contractual arrangements.

In May 2019, we acquired Melo Inc., a holding company incorporated under the laws of Delaware. Beijing Melo Technology Co., Ltd., or Beijing Melo, a company engaging in smart office systems development, is a wholly-owned subsidiary of Melo Inc. We believe the acquisition strengthens our technology capability and enables us to provide advanced office solutions to our members. Beijing Melo entered into a series of contractual arrangements with Weixue Tianxia, a company incorporated in the PRC in December 2017, as well as its respective shareholders, through which we obtained control over Weixue Tianxia.

On November 17, 2020, we consummated a business combination pursuant to a merger agreement with Orisun Acquisition Corp. and certain other parties. Upon completion of the Business Combination, the combined company, or Ucommune International Ltd, remains as the surviving publicly traded entity. Following the business combination, Ucommune Group Holdings Limited became a wholly owned subsidiary of Ucommune International Ltd.

Starting from November 17, 2020, our Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “UK” and our warrants, expiring on November 17, 2025 are listed on the Nasdaq under the symbol “UKOMW.”

We are regarded as the primary beneficiary of each of Ucommune Venture, Beijing U Bazaar and Weixue Tianxia and their respective subsidiaries. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our combined and consolidated financial statements in accordance with U.S. GAAP.

We refer to Ucommune Technology and Beijing Melo as our wholly foreign owned entities, or WFOEs, and to each of Ucommune Venture, Beijing U Bazaar and Weixue Tianxia as our variable interest entities, or VIEs, in this annual report. For more details and risks related to our variable interest entity structure, please see “— C. Organizational Structure — Contractual Arrangements with our VIEs and Their Respective Shareholders” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Corporate Structure.”

On February 2, 2021, we completed a follow-on offering of 4,938,271 Class A ordinary shares and warrants to purchase 4,938,271 Class A ordinary shares at a combined offering price of US$4.05 for one ordinary share and one firm warrant to purchase one ordinary share (the “base offering”). The warrants will expire on February 2, 2026. The underwriter in this offering exercised its option in full to purchase an additional 740,740 warrants to purchase ordinary shares at an offering price of US$0.01 per warrant, which closed concurrently with the base offering.

On March 24, 2021, we filed a registration statement on Form F-1, to which a prospectus forms a part, related to:

●	the resale from time to time of an aggregate of 6,030,670 Class A ordinary shares issued by us to certain investors in a PIPE investment in connection with Business Combination,

●	the issuance by us of:

o	up to 2,336,612 Class A ordinary shares upon the exercise of outstanding warrants, each exercisable to purchase one-half of one Class A ordinary share at a price of US$11.50 per share, expiring on November 17, 2025, and

o	up to 5,679,011 Class A ordinary shares upon the exercise of outstanding warrants, each exercisable to purchase one Class A ordinary share at a price of US$4.05 per share, expiring on February 2, 2026, and

●	the issuance by us of:

o	333,002 Class A ordinary shares upon the exercise of unit purchase options (the “UPOs”),

o	333,002 warrants to purchase an additional 166,501 Class A ordinary shares upon the exercise of the UPOs (the “UPO Warrants”),

o	333,002 rights to convert to an additional 33,300 Class A ordinary shares upon the exercise of the UPOs (the “UPO Rights”),

o	166,501 Class A ordinary shares upon the exercise of the UPO Warrants, and

o	33,300 Class A ordinary shares upon the conversion of the UPO Rights.

Our principal executive offices are located at Floor 8, Tower D, No. 2 Guang Hua Road, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +8610 6506-7789. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is https://www.ucommune.com/. The information contained on our website is not a part of this annual report.

B.	Business Overview

We are China’s largest agile office space provider in terms of the number of spaces, aggregate managed area and number of cities covered in China as of December 31, 2019, according to Frost & Sullivan. Beyond physical spaces, we have built a technology-driven platform consisting of U Bazaar, a smart office system, IOT solutions and a data management system, Udata, to foster a vibrant Ucommune community by offering U Plus services to satisfy member needs.

We launched our first space in September 2015, and have since expanded our operations into 54 cities as of December 31, 2020. We operate our spaces under the following two models:

Self-operated Model.    We have three categories of spaces under our self-operated model.

●	U Space, under which we enter into leases with landlords for spaces with area generally over 200 m2 each, and design and build the spaces using our proprietary SOP.

●	U Studio, under which we lease scattered and small office spaces with area generally less than 200 m2 each from landlords, and design and build the spaces using our proprietary SOP.

●	U Design, under which we provide one-stop customized services from location selection to daily operations in accordance with the specifications of our members.

Fees received under our self-operated model, including for U Space, U Studio and U Design, pursuant to member service contracts are recognized as workspace membership revenue. Fees charged to members for ancillary services under our self-operated model, such as printing and copying, are recognized as other services revenue.

Asset-light Model.    We provide space design and build as well as management services to develop and manage agile office spaces for landlords who bear most of the capital investments to build out and launch new spaces. We have two categories under our asset-light model.

●	U Brand, under which we primarily charge landlords management fees for branding, consulting and operating services.

●	U Partner, under which we share revenue with landlords.

Fees received under U Brand category are recognized as other services revenue. Fees received under U Partner category are recognized as workspace membership revenue.

With our large-scale agile office space network, we consistently seek opportunities to provide U Plus services to improve the experience of our members and to build a vibrant Ucommune community serving wider groups of members beyond physical spaces.

To offer various U Plus services, we cooperate with third-party business partners and have strategically invested in enterprises engaging in a wide range of services. As of December 31, 2020, we had invested in more than 30 enterprises with high growth and market penetration potential, including Maker, an incubator specializing in science and technology industries, Accvally, a leading player in the meetings, incentives, conferences and exhibitions industry, Phoenix Tree Holdings Limited (NYSE: DNK), one of the largest co-living platforms in China, Chief Business Review, a well-known business commentary media in China, and Runnar, a pioneer sports tourism provider in China.

Our investees extend our offerings and their businesses grow with our expansion. Cooperating with over 700 business partners and more than 30 investees, we provide a comprehensive suite of U Plus services, including:

●	individual services, such as catering, fitness, healthcare, training and entertainment,

●	general corporate services, such as corporate secretary, human resources, legal, finance, IT support and tax services,

●	design and build services,

●	incubation and corporate venturing services,

●	advertising and branding services, and

●	related services to serve our community.

We plan to evaluate investment opportunities, including acquiring local agile office brands with strong regional influence to expand our coverage, and companies that may support the integration of industrial chain resources for refining our one-stop space upgrade service. We may also make investments in private or public entities, enter into strategic alliances or issue securities through our parent company or subsidiaries.

In addition, we plan to explore corporate venturing. We expect the wide coverage of services provided by our investees to satisfy the evolving needs of our members. Meanwhile, we expect our investees’ businesses to grow with us.

Agile Office Space Services

Member Base for Agile Office Space Services

We provide agile office space services to enterprise and individual members on a regular or as-needed basis.

Enterprise Members

Our unique and comprehensive network of agile office spaces covering economically vibrant regions, including all the tier-1 and new tier-1 cities in China, provides our enterprise members with flexible and cost-efficient office space solutions, particularly for their geographic expansion, helping them to rapidly achieve scale and enhance productivity. As of December 31, 2020, we had approximately 31,100 enterprise members ranging from large enterprises to SMEs.

Our enterprise member base is diverse in terms of size, industry and geography with a healthy mix of large enterprise members and SME members.

Large Enterprise Members

Large enterprise members are enterprise members with 100 or more employees. Compared to SME members, large enterprise members generally occupy more workstations and enter into leases with longer terms, which offer better visibility on our future revenue. Under long-term leases for dedicated spaces of more than 100 workstations, we usually conduct large-scale customization to suit member needs. As of December 31, 2020, our large enterprise members included Nokia, ByteDance, Nike (NYSE: NKE) and Liaoning Zhongwang.

SME Members

SME members are enterprise members with fewer than 100 employees. Our SME members are a significant driver of the growth of our business. As our SME members grow, they typically rely on us to access more workstations and extensively utilize our suite of corporate services.

For SME members that occupy more than 20 workstations, we can conduct moderate customization such as rearranging the furniture and opening the partitions between offices, to better satisfy member needs. In addition, SMEs often lack channels and negotiating power when they seek to purchase general corporate services. As our members, they enjoy discounted rates for general corporate services and employee benefits provided by our business partners in U Bazaar.

We take pride in helping our SME members succeed. We often host events and activities in our spaces to assist SMEs members to resolve problems they encounter during different development stages of the SMEs.

We invite successful investors to our spaces to meet with SME members and provide them with the opportunities to connect with these investors and to seek advice. We also utilize our advertising, marketing and branding capabilities to promote SMEs members to help them attract users and improve brand awareness.

Individual Members

Our individual members consist primarily of employees of our enterprise members and freelancers. As of December 31, 2020, we had approximately 1,013,600 individual members. According to a member survey conducted by Frost & Sullivan, more than 75% of our individual members using workstations have bachelor’s or master’s degrees and their annual incomes are higher than per capita disposable income in China in 2019.

They generally spend an average of eight hours in our spaces during a typical working day, providing us with opportunities to offer services to help their career advancement and improve the quality of their personal lives. As of December 31, 2020, approximately 44,050 of our individual members were using workstations.

Our Operating Models

As of December 31, 2020, we had 234 spaces across 54 cities of which 163 spaces were in operation, providing approximately 57,500 workstations to our members, and 71 spaces were under construction or preparation for construction. The following table sets forth some of our operating metrics as of the dates indicated:

	As of December 31, 2018	As of December 31, 2019	As of December 31, 2020
Number of cities	38	44	54
Number of Spaces	191	204	234
Number of spaces under self-operated model(1)	160	157	109
Number of spaces under asset-light model	31	47	125
Managed area (m2)(2)	571,900	643,100	647,700
Managed area under self-operated model(2)	465,800	471,900	296,200
Managed area under asset-light model(2)	106,100	171,200	351,500
Number of spaces in operation	162	174	163
Number of workstations of spaces in operation(2)(3)	64,200	73,300	57,500
Number of members(2)	252,000	715,600	1,044,700
Number of individual members(2)	239,700	688,900	1,013,600
Number of individual members using workstations(2)	38,300	58,100	44,050
Number of enterprise members(2)	12,300	26,700	31,100
Occupancy rate for all spaces in operation(2)	60%	79%	77%
Occupancy rate for mature spaces(2)	75%	87%	81%

Notes:
(1)	As spaces under U Studio category are small offices, we count one or more small offices operated under U Studio category in one building as one space. As of December 31, 2018, December 31, 2019 and December 31, 2020, we cooperated with 130, 147 and 132 landlords counted by property ownership certificate, respectively, under U Studio category.
(2)	Approximate number subject to rounding adjustments.
(3)	As spaces under U Studio category are small offices, we lease the entire space to members instead of leasing all or some of the workstations therein. Therefore, the number of workstations under U Studio category is counted by dividing the managed area of our spaces in operation under U Studio category by the average area per workstation of 4.5 m2.

Based on different operating models and revenue sources, we categorize our spaces into two models:

Self-operated Model

U Space

U Space is the core of our brand and community. We built our initial member base under U Space and built our brand awareness from here. Under this model, we enter into long-term leases with landlords. On average, the length of our leases under the U Space category is approximately nine years.

We design and build the space and then directly lease the space and workstations to our members. We bear the cost of leasing office buildings or floors from the landlords and expenses on design and build and operation of the spaces.

We generate revenue by directly leasing spaces to members and charging membership fees. We also generate revenue by leasing storefronts, restaurants and workstations to our business partners who occupy our spaces to provide services to our members. As of December 31, 2020, we had 77 spaces under the U Space category, including 74 spaces in operation with approximately 35,900 workstations available for members.

U Studio

Under the U Studio category, we lease small office spaces scattered in commercial office buildings, conduct moderate alterations and provide streamlined operating services to members. In China, different property owners typically own office spaces in the same office building, presenting challenges for owners of these small offices to manage their properties.

These office spaces are usually small, with an average area of under 200 m2 and are mostly owned by individual owners. These individual strata owners typically do not have professional management capabilities and resources to operate these office spaces on their own.

We can utilize our operating capabilities and economies of scale to generate higher margins and gross profit with these spaces. We bear the cost of leasing these office spaces from the landlords and expenses on design and build and operation of the spaces. We generate revenue by directly leasing spaces to our members and charging membership fees.

As of December 31, 2020, we had 26 spaces under U Studio category, all of which were spaces in operation located in Beijing with approximately 4,713 workstations available for members. U Studio spaces become appealing to members, in particular SMEs, as they provide more privacy compared to other types of agile office spaces. We plan to expand the U Studio category to other tier-1 cities.

U Design

For members who wish to bring the Ucommune experience to their own office spaces, we provide an option of customizing an office space according to the specifications of our members. We provide one-stop services to our members, from advisory services on location selection, design and build services, to delivery and operation services.

We provide the services under this model on an as-needed basis, and we generate revenue from services actually provided, such as operating fees, advisory fees and fees related to design and build of the spaces. As of December 31, 2020, we had six spaces under U Design category, all of which are spaces in operation with approximately 1,580 workstations available for members.

Asset-light Model

The asset-light model has two categories — U Brand and U Partner. Under both subcategories, we are responsible for operating the spaces and we can deliver our members the same quality services that we provide in U Space. As we expand rapidly into other cities and countries under the asset-light model, we can provide our members with spaces in more geographical locations.

As of December 31, 2020, we had 125 spaces under the asset-light model with managed area of approximately 351,500 m2, representing 54.3% of the aggregate managed area of approximately 647,700 m2 of all spaces. In 2020, we launched 78 new spaces under our asset-light model with managed area of approximately 180,300 m2, representing a 166% increase and a 105% increase in the number and managed area of new spaces under our asset-light model in 2019. In 2018, 2019 and 2020, we generated operating profit from the subsidiary that operates agile office spaces under our asset-light model. We intend to focus on expanding our asset-light business as one of our major growth drivers.

U Brand

Under this model, landlords engage us to design and build spaces in accordance with our standards and landlords bear the associated costs. Alternatively, landlords can deliver us fully furnished spaces that meet our standards of design and functions. Under this model, our revenue consists of:

●	consultation fees relating to branding, design and build services,

●	management fees for operating services, and

●	under certain contracts, incentive fees based on the financial performance of the spaces.

Since U Brand does not require us to incur significant capital investments to build and launch new spaces, we believe we can scale rapidly under this model. As of December 31, 2020, we had 72 spaces under the U Brand category, including 34 spaces in operation with approximately 10,600 workstations available for members.

U Partner

We are making substantial effort in exploring a new operation category, U Partner, and launched our first space under U Partner category in July 2019. Under this model, we enter into partnerships with landlords, where the landlords offer the right to use spaces and we operate and manage the spaces under our brand. The landlords deliver us fully furnished spaces that meet our standards of design and functions. If the landlords engage us to design and build the spaces, we charge separate service fees for providing such services.

We generate revenue under a revenue sharing mechanism with landlords. As of December 31, 2020, we had 53 spaces under the U Partner category, including 23 spaces in operation with approximately 4,800 workstations available for members.

Our Space Offerings

We aim to provide one-stop office space solutions to members. We provide our members with offices and workstations to help ensure that they can find the most suitable office solutions from our spaces.

●	Standard workstations: Standard workstations are dedicated workstations in shared offices.

●	On-demand workstations: On-demand workstations are flexible workstations in open spaces. Members who do not need to use workstations every day can book on-demand workstations in our agile office spaces on as-needed basis.

●	Private offices and customized offices: Private offices and customized offices are independent enclosed office spaces that are customized depending on the needs and scale of the members.

Our spaces offering includes certain basic services and amenities free of charge, including high-speed internet access, reception services, package handling, security services, office furniture and stationary, lounge and common area and shared kitchen and pantry.

Our spaces also feature various smart functions that aim to improve our members’ experience. Facial-recognition and smart monitoring systems are available in the majority of our spaces. As of December 31, 2020, cloud access control had been installed in approximately 90% of our spaces; and approximately 70% of our conference rooms were equipped with smart conferencing systems, featuring screen casting and video conferencing. Our members can host video conferences across departments and geographical locations.

Our spaces are equipped with air quality sensors, as well as temperature and humidity sensors that generate significant data into our data analytics platform to help with operational and space improvement. Our smart operating systems, connected to power panels and lights in our spaces, can control lights, air conditioners and other devices automatically based on feedback from the sensors in our spaces.

We also provide our members with cloud-based printing services. Members can upload the documents to our smart office system, and print from printers of their choice in our spaces by logging into their user accounts and scanning QR codes to process payment for printing.

Our Smart Platform

Our members can access our service offerings through U Bazaar in a quick and convenient way. U Bazaar is integrated with our smart office system, IOT devices and other technology capabilities to create a seamless working experience for our members in and beyond physical spaces. For more details of U Bazaar and our smart platform, see “— Technology.”

Our members can also enjoy various enterprise-level and individual-level services provided by us and our business partners and investees through U Bazaar and our smart platform. For more details, see “— U Plus Services.”

Development and Management of our Agile Office Spaces

Sourcing

We established our brand by opening Ucommune spaces in centrally located business districts in tier-1 cities. In selecting potential locations for our spaces, we focus on demographics, population density, GDP growth and the surrounding neighborhood. We select locations to cater to the needs and business goals of our target members. We plan to implement our sourcing strategy while we grow in tier-1 cities and expand into new tier-1 cities in China and overseas.

We have strong working relationships and a successful track-record cooperating with China’s leading commercial real estate developers and owners as well as local governments, as we can address their concerns and challenges in today’s changing environment. Real estate developers and owners seek to enter into long-term leases with customers to generate steady income, which makes agile office space a natural fit for their business models. Local governments hope to support new start-ups to attract young working professionals to cities and space providers, contributing to urban transformation.

Our strong brand and operating capabilities and integrated community of large member base make us a valuable partner for these landlords. Our spaces also bring more foot traffic to surrounding office buildings and shopping malls and improve the neighborhood where our spaces are located. The foregoing factors allow us to address landlord needs and enable us to secure long-term leases at prime locations at favorable rental rates, effectively lowering our real estate procurement costs. As of the date of this annual report, we have entered into strategic cooperation agreements with six landlords in connection with the proposed development of agile office spaces with an aggregate area of approximately two million m2.

Design and Build

Our design capabilities are the foundation of our unified and highly identifiable brand. Our spaces feature innovative design with aesthetics, high efficiencies and broad functionalities.

The most significant feature of our design capability is the combination of standardization and modularization with artistic design. Our proprietary SOP refines our design and build process to the finest details, allowing us to create and execute design plans in an orderly and efficient manner at lower costs. Our SOP stipulates details such as the size of workstations, capacities of electricity, layout of air conditioners and area of common space. Our ongoing effort in improving and modularizing our design and build is the key to our high scalability.

With a team of over 53 experienced architects and designers, we have built strong in-house design-and-build capabilities. Our architects and designers were trained in the world’s top-tier architecture firms and are knowledgeable about China’s local markets. They have rich experience in designing agile office spaces and can deliver a three-dimension design in a short time with the use of advanced software and modelling technology.

As of December 31, 2020, our team had involved in the design of 85 projects across 30 cities for approximately 806,200 m2 area. Certain design plans of our spaces have been published in renowned architecture websites and received positive feedback. With our enhanced design and build capabilities, we plan to provide customers with prefabricated office design products.

Our design and build capabilities enable us to reduce the time from taking possession of a new space to making the space ready for leasing to members. It typically takes us about three to five months to open a U Space. According to Frost & Sullivan, the industry average time from taking possession of a space to operation is approximately six months.

We also have long-term relationships with reputable third-party contractors able to deliver high-quality construction, build and project management. We give our construction contractors detailed design and execution plans, and designate quality vendors for major materials and equipment and supervise the build process by conducting periodic and ad hoc inspections to help ensure the space under construction can meet our standards. As leading agile office space provider in China, we can obtain favorable terms from our contractors, such as extension of construction warranty from 12 months to 24 months for our projects in China.

Based on factors including redevelopment costs, location and standards of decoration and office facilities, we have developed three product lines based on different design standards — premium, superior and standard — which can satisfy the various needs and different budgets of our members.

Premium Product Line

Our premium product line serves as flagship Ucommune spaces and are critical to our branding. As our top product line, it features premium facilities and decor. We usually design the space with a customized theme and redevelop the entire space in accordance with the design. As of December 31, 2020, we had 24 spaces under our premium product line, all of which are spaces in operation with approximately 12,500 workstations available for members.

Superior Product Line

We develop the superior product line with high-end facilities and decor. As of December 31, 2020, we had 41 spaces under our superior product line, including 38 spaces in operation with approximately 16,500 workstations available for members.

Standard Product Line

We develop our standard product line by utilizing the original facilities and decor and conduct necessary modelling. Our goal is to complete the redevelopment of the properties in a cost-efficient manner while ensuring the proper functioning of our working spaces. As of December 31, 2020, we had 169 spaces under our standard product line, including 101 spaces in operation with approximately 23,740 workstations available for members.

Management

Our management team has a deep understanding of and rich experience in operating chain commercial real estate space, such as hotels and serviced apartments. Combined with our refined SOP on agile office space operations, we have significantly streamlined and simplified the operation of our spaces while maintaining our superior services that our members expect.

Led by our management team, we have an experienced operating and community management team including, among others, more than 170 operating staff with hotel operation or other service industry experience. We offer training to our operating staff on various aspects of space operation, including facilities and amenities maintenance, cleaning, security and other services. We also provide an operating guidance manual, which serves as a reference when the operating staff encounters problems in daily operations.

Operating Efficiency

We have achieved high efficiency as a result of our development and management capabilities. As of December 31, 2020, one operating staff operated on average approximately 2,700 m2 of our spaces in China. Our overall occupancy rate as of December 31, 2020 was 77% for all spaces in operation.

Furthermore, the profitability profile of our agile office space services is partly driven by the maturity of our agile office spaces, or the period a space has been open to our members. Once a space reaches maturity, occupancy is generally stable, our initial investment in build-out and sales and marketing to acquire members is complete and the space typically generates recurring revenue and cash flow. As of December 31, 2020, notwithstanding the adverse impact resulting from the COVID-19 pandemic, the overall occupancy rate for our 163 total spaces in operation and 95 mature spaces was approximately 77% and 81%, respectively.

U Plus Services

In addition to agile office space services, we seek to provide comprehensive services to empower our members, which we refer to as U Plus services, to improve the experience of our members and to build a vibrant Ucommune community serving wider group of members beyond physical spaces.

We are dedicated to providing services by ourselves or through our business partners and investees. Business partners are third-party service providers who, through our spaces or technology-driven platform, sell services to our members. We screen and select reputable business partners through a rigorous screening process to help ensure that the quality of services they provide meet our standards. As of December 31, 2020, we had cooperated with over 700 business partners and more than 30 investees to provide U Plus services ranging from office services to lifestyle, from general corporate services to advertising and branding services, and from self-development to social networking.

Our individual members using workstations generally spend an average of eight hours in our spaces during a typical working day, establishing rapport with our community and generating significant traffic and data. We have developed Udata, our data management system, which applies data analytics and AI algorithms to analyze and provide us with a better understanding of our members’ needs and preferences, enabling us to offer upgraded and satisfactory services to our members. For more details of Udata, see “— Technology — Udata.”

Utilizing our offering of U Plus services and technology capabilities, we have experienced rapid growth in our member base, increasing from approximately 252,000 as of December 31, 2018 to approximately 715,600 as of December 31, 2019 and further to approximately 1,044,700 as of December 31, 2020.

In addition to improving member experience, we have launched online and offline initiatives to increase our member loyalty. We host various events in our spaces, such as reading clubs, career development training and entrepreneur forums, to strengthen the connection among our members and between our members and our business partners and investees, fostering a vibrant community even outside working hours.

Furthermore, we have started to engage in community e-commerce, attracting members and their social contacts to participate in discounted sales of products. Through online orders and offline deliveries to our spaces, we bring value to our members and business partners while creating a vibrant and interactive Ucommune community. We have also launched a member loyalty program, under which our members receive reward points for engaging in various activities and can use reward points to purchase value-add services, book conference rooms and exchange points for membership gift packages.

We receive revenue from members by providing U Plus services and charging members fees based on services provided, such as design and build services and advertising and branding services. We also generate revenue from our business partners and investees through different arrangements, including:

●	revenue sharing arrangements under which we share part of the revenue of our business partners as fees, and

●	fixed fee arrangements under which we charge our business partners and investees fixed fees for leasing our spaces to provide services.

Under a typical agreement for revenue sharing arrangements with our business partners,:

●	business partners provide services in designated agile office spaces and are primarily responsible for operation and maintenance,

●	we provide utilities and ancillary services to support the services provided in the agile office spaces,

●	business partners share revenue with us in accordance with the pre-agreed proportion of their monthly/quarterly service income and may enjoy a one-month complimentary trial operating period, and

●	our cooperation with business partners has one to two year terms.

Under a typical agreement for fixed fee arrangements with our business partners:

●	business partners provide services in designated agile office spaces and are primarily responsible for operations and maintenance,

●	we provide utilities and ancillary services to support the services provided in the agile office spaces,

●	business partners pay fixed-fees per month/quarter/year for leasing our spaces and may enjoy a one-month complimentary trial operating period, and

●	our cooperation with business partners has one to two year terms.

Under our current arrangements, we provide a handful of our business partners with one-off complimentary trial operating periods ranging from one to three months in a few selected cases, at the beginning of our revenue sharing or fixed-fee arrangements, which do not materially increase our cost of revenue (excluding impairment loss). As our member base grows, we are exploring diversified monetization channels to serve our community.

Individual Services

By cooperating with over 700 business partners and more than 30 investees, we offer comprehensive individual services to improve the experience of our individual members and help them to achieve self-development. Such services include corporate secretarial, cafeteria, café, gyms, self-service supermarkets, vending machines, massage chairs, sleep pods, training and entertainment at agile office spaces.

Individual members access the offered services necessary for their work and lifestyles either within our spaces or through U Bazaar in a place where they spend their working hours. We also provide individual members with opportunities to interact with each other, supporting a cohesive culture among employees of enterprise members and fostering a vibrant community even outside working hours.

General Corporate Services

Start-up companies of smaller scale often lack negotiating power or experience when they seek to purchase services. As our members, they enjoy preferential rates for services from our business partners.

Because of our large member base and density of foot traffic in our spaces, we can select high-quality service providers and negotiate discounts on behalf of our members. Our members not only save time on selecting and subscribing services, but also enjoy discounted rates to lower their costs and expenses, which increase member loyalty.

In addition, we have consolidated general corporate services on U Bazaar, enabling our enterprise members to access such services on one single platform. The general corporate services provided to enterprise members cover a wide range of services, including corporate secretarial, finance, legal, human resources, tax, trademark and intellectual property registration, software, healthcare and travel services, making us as an integrated general corporate service platform.

Incubation Services and Corporate Venture

We cooperate with our business partners to provide incubation services. We have many start-up members with high demand for financing and mentoring services, such as identifying and addressing market opportunities, and advising on government policies. Through hosting events in our spaces, we and our business partners invite entrepreneurs and mentors to share experiences on early stage projects with start-up founders, and make connections with business partners and potential investors.

In addition, we provide venture financing to companies that expand our service offerings and refine our ecosystem. As of December 31, 2020, we had invested in more than 30 enterprises with high growth and market penetration potential. We expect the wide coverage of services provided by our investees to enable us to keep satisfying the evolving needs of our members.

Design and Build Services

Our in-house design and build capabilities are based on our agile office space services. Empowered by cutting edge technologies, we provide high quality, innovative and tailored design and build services to our members and others beyond the Ucommune community, such as property developers and other office space providers.

Advertising and Branding Services

In December 2018, we acquired a 51% equity interest in Shengguang Zhongshuo, a digital marketing services provider co-founded in June 2015 by Guangdong Advertising Group, one of the largest advertising companies in China. Since its inception, Shengguang Zhongshuo has helped companies formulate tailor-made digital marketing strategies in their respective industries, including the internet, automobile, finance, electronics and consumer goods. Shengguang Zhongshuo has won numerous awards and accolades, such as the Golden Award granted at the Kerui International Innovation Festival and the Golden Bi Te Award granted at the Mobile Intelligent Marketing Conference in 2018.

Through Shengguang Zhongshuo, we provide members with a wide range of tailor-made advertising and branding services based on their respective industries, business scale, competitive environments and phase of lifecycle. We have integrated our smart advertising and branding platform with U Bazaar to facilitate our members’ purchase of advertising and branding services in a convenient and efficient way.

We can help our members identify suitable advertising and branding tools and provide them with choices of distribution channels to implement their advertising and branding campaigns. We can generally negotiate favorable prices for prominent advertising and branding channels because of our scale of member base. In addition, we provide our members with advertising and branding services through the events hosted in our spaces, such as advertisement displays.

We utilize our strong membership base to distinguish our marketing and branding services and attract customers. For example, many of our SMEs members have significant financing needs and are target customers for online financial service providers. We have attracted certain online financial service providers as the major customers of our advertising and branding services since 2019.

Related Services to Our Community

The nature of our business — providing office space solutions — results in our individual members spending long hours in our physical spaces. Our individual members using workstations generally spend an average of eight hours in our spaces during a typical working day, establishing rapport with our Ucommune community and generating significant traffic and data.

Coupled with our business partners and investees and our technology capabilities, we have launched initiatives, such as community e-commerce and precision marketing, to build a vibrant community serving wider group of members beyond physical spaces.

Community E-commerce

We analyze the preferences and behavior of our members and launched our community e-commerce initiative, U Product, in August 2019. We partner with emerging or established brands to conduct sales of high-quality products at favorable prices to our members and their social contacts by utilizing our physical spaces and online platform. We obtain favorable discounts from sellers because:

●	delivery of products occurs onsite within our spaces, which reduces delivery costs of the sellers,

●	orders are made on our online platform, which allows the sellers to pre-plan production to control costs and manage inventories, and

●	our community operating staff shares product information with members in our spaces and are rewarded when our members make purchases.

We do not charge members processing fees for the purchase of products through our U Product platform. As U Product is a relatively new service, as of the date of this annual report, we did not charge partnered brands fees for their sale of products on our platform to promote community e-commerce and improvement in product offerings and user experience. In the future, we plan to charge partnered brands fees for selling products through our U Product platform.

As of December 31, 2020, we had processed an aggregate of approximately 38,740 U Product orders with a gross market value of RMB74.9 million since we launched U Product in August 2019. As of the date of this annual report, most purchases are made through our WeChat mini program. The promotional interfaces of the U Product WeChat mini program aid the shopping experience on our platform, enabling dissemination of product information. Our members can easily share the WeChat mini program for U Product with their families, friends and other social contacts who may also be interested in buying products through our platform.

Through our members’ word-of-mouth referrals through social networks, our platform has attracted a large and growing base of members. As we promote community e-commerce in more spaces and offer broader selection of products, we can draw WeChat mini program users to U Bazaar by offering more products and better prices on U Bazaar, which we believe will significantly increase our member network and business partner base, helping us to keep member acquisition costs low.

Precision Marketing

Using traffic from our large member base and technology capabilities to analyze the large amount of data on our platform, making available screens and digital displays in our spaces and in-app push on U Bazaar, we help advertisers, members and business partners understand consumers’ needs and preferences to deliver precision marketing online and offline. Our precision marketing services also empower more merchants in surrounding areas by connecting them with our members.

SAAS Services

We launched our SAAS services in 2018. In December 2019, our subsidiary Xiyu Information developed a SAAS management platform named DOMES (“DOMES”) for office buildings and industrial parks. The functions of our DOMES platform include lease contract management, CRM promotion management, IOT intelligent device management, and tenant and member operation management.

Through these SAAS services, our DOMES platform enables property developers and other participants along the real estate value chain to enhance the value of their properties. Our DOMES clients include major real estate companies in China, such as Beijing Jingying Menggu Changying Industrial Park and Shanghai Dashu Shared Office. The client base and revenue of our SAAS business grew significantly in the fourth quarter of 2020 as China recovered from COVID-19. We expect this trend to continue as we develop our SAAS business.

Technology

Technology is the core of our business, enabling us to operate our spaces with high efficiency and build an integrated platform to serve and empower our members online and offline. Our research and development team, consisting of more than 52 staff with extensive internet- and technology-industry backgrounds, focuses on optimizing our systems based on business development, data analytics and member feedback. We plan to invest in technology to refine our data analytics and technologies capabilities to improve our operating efficiency and drive monetization opportunities.

Udata

Udata is our proprietary data management system for storing, cleaning and processing data. We systematically store and organize unstructured data in our data pool and then store the data on the data processing platform as structured datasets. We utilize AI technology, including machine learning algorithms, and other data processing and statistics tools to automate modelling exercises to find meaningful correlations and intelligent patterns to generate actionable and effective insights from data.

Udata is one of the key drivers for expansion of our member base and enhancement of member loyalty. Udata is expected to manage more data generated in Ucommune community as we grow our business. It enhances our ability to provide more services meeting members’ demands and preferences. Udata also helps us explore diversified monetization opportunities, such as community e-commerce and precision marketing businesses.

U Bazaar

U Bazaar is our official app for members, consolidating various functions and services enabled by other operation systems. Through U Bazaar, members can manage access, including facial recognition access, to our spaces at their level of authorization and control the amenities in their dedicated space. Integrated with our smart conferencing system and Rocket Calendar, an emerging meeting and scheduling tool, U Bazaar provides our members with meeting scheduling, conference room booking, appointment reminders, and visitor management features.

U Bazaar is also a one-stop service platform, providing members with convenient access to comprehensive services provided by us and our business partners and investees. U Bazaar also functions as a social platform, creating connections among our members and between our members and our business partners, fostering a vibrant community around our brand.

UDA System

UDA is our proprietary agile office space operating system. Our UDA system manages our assets, contracts, occupancy data, conference room data, member information and profiles and third-party resources. It is integrated with our customer relations management system, or CRM, and financial reporting system. Our UDA system enables us to monitor our operations and occupancy on real-time basis and is highly scalable. It provides real-time insights into the performance of our business and provides support to our expansion under our asset-light model.

Smart Advertising and Branding System

Our smart advertising and branding system manages the delivery of advertising content and support multi-channel and multi-media delivery. Our smart advertising and branding system centralizes content delivery and display of the screens and digital displays in our spaces. Integrated with our proprietary demand-side platform powered by intelligent auction algorithm, our smart advertising and branding system enables real-time bidding for displaying online advertising.

Smart Office System

Our smart office system consists of three major components: smart conferencing system, access control system and UcomOS office operating system.

Smart Conferencing System

Our smart conferencing system, integrated with U Bazaar, manages the availability and booking of our conference rooms. Screen casting and video conferencing can be enabled through our smart conferencing system and allows members to have video conferences across departments, locations and cities without modifying their current network or having to pre-install software. As of December 31, 2020, approximately 70% conference rooms were equipped with smart conferencing systems.

Access Control System

Our artificial intelligence-powered access control system enables centralized management of access to our spaces. We use facial recognition technology to control access. Once members and visitors upload their pictures onto U Bazaar, our access control system allows members and visitors with proper authorization to enter our spaces.

We also use QR codes and Bluetooth-enabled access control technology to allow members and visitors to enter our spaces by using their mobile devices. As of December 31, 2020, over 50 of our agile office spaces were equipped with facial recognition access control, and cloud-based security system cover almost all of our agile office spaces.

UcomOS

UcomOS is our proprietary cloud office operating system. UcomOS implements a system-level cloud architecture that allows members to enjoy simplified and convenient services, such as content searching and cloud-based printing, achieving a consistent office experience almost anywhere, anytime. UcomOS can be fully integrated with commonly used office systems and software to help ensure a smooth on boarding process for our members.

Hui Office

In June 2019, we launched Hui Office, an office space leasing platform designed to present available office spaces of various sizes, conditions and locations on one single platform. By consolidating information of various office spaces into one single platform, we can help office space providers and potential customers to reach each other in a reliable and efficient way. Under our standard contract with office space providers, we will charge them fixed fees for using the Hui Office brand, listing spaces on the Hui Office platform and using our operating system to operate Hui office spaces.

Privacy and Data Security

We have implemented internal rules and policy governing the use and sharing of personal and business data that we collect. Our access to user data is on a strict “need-to-know” basis. We have also developed protocols, technologies and systems to implement such rules and policy. Data encryption and masking are implemented to help ensure data safety.

Our members must acknowledge the terms and conditions of the user agreement before using our spaces or our app.

Intellectual Property

We develop and protect our intellectual property portfolio by registering our patents, trademarks, copyrights and domain names. We have also adopted a comprehensive set of internal rules for intellectual property management.

We have entered into standard employee agreements with our employees, including research and development employees, which state that the intellectual property created by them in connection with their employment with us is our intellectual property.

We develop proprietary SOP on agile office space operations. We also own the copyrights of major systems that power our operations, including Udata, U Bazaar, UDA system, UcomOS and Hui Office. For our systems that are not proprietary, we enter into licensing arrangements on reasonable terms to help ensure our right of use.

As of December 31, 2020, we had registered two patents, 933 trademarks, 68 copyrights and 31 domain names in the PRC, which include the domain name of our main operating website (www.ucommune.com). As of the same date, we had registered two patents, 226 trademarks and four domain names and had two patent applications outside of China.

Branding, Marketing and Sales

We have built a strong brand by providing superior experience and distinguished value proposition to our members and business partners. Our highly recognizable brand allows us to expand through word-of-mouth. Active on social media, we regularly interact with our members and business partners to promote our brand and the Ucommune spaces.

Our dedicated sales and marketing team, supported by our integrated operation systems, conduct promotion of our agile office spaces. We occasionally engage real estate agents to conduct offline sales in targeted neighborhoods. We also cooperate with industrial zones, enterprises and organizations to conduct marketing and sales.

We use data analytics and strategically place advertisements on third-party online information platforms such as 58.com and Ganji.com to attract potential members. Our self-developed algorithm proactively searches for potential members on those third-party online information platforms and make recommendations based on the profiles of potential members.

Competition

We compete in an emerging and competitive industry for the following:

●	Locations: The growth of our business depends on our ability to source suitable real estate for management under our self-operated model and asset-light model.

●	Members: While the number of companies and individuals seeking agile office space solutions is growing, we compete to acquire new members and retaining existing members.

●	Business Partners: Our ability to continue to attract and retain quality business partners and to obtain favorable pricing for our members from such business partners depends on our ability to grow our member base and effectively match our members’ needs with the services provided by our business partners.

●	Technology: Technology drives the growth and operating efficiencies of our business. We need to develop better operating systems and more user-friendly apps to remain competitive.

●	Personnel: Employees are our most valuable assets. We compete with our peer company to retain and recruit talented employees by providing competitive compensation and growth opportunities to our employees.

We believe that we are leading the competition in the agile office space industry on the basis of the above factors. However, some of our competitors may have more resources than we do, and may be able to devote greater resources than we can to expand their business and market shares. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — We face vigorous competition. If we are not able to compete effectively with others, our business, financial condition and results of operations may be materially and adversely affected.”

Insurance

Consistent with industry practices, we maintain three types of insurance: public liability insurance, third party liability insurance and property all risks insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Relating to Foreign Investment

Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. In June 2017, MOFCOM and NDRC promulgated a revision of the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which became effective in July 2017. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category.

In June 2020, MOFCOM and NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment (2020 Version), or the Negative List, effective in July 2020. The Negative List expands the scope of permitted industries for foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management remain. According to the Negative List, the proportion of foreign investment in a value-added telecommunications business (excluding e-commerce business, domestic multi-party communications, store-and-forward and call center) shall not exceed 50%.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, a foreign investor contemplating to acquire any equity interest in a value-added telecommunication business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas.

In June 2015, the Ministry of Industry and Information Technology, or MIIT, issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business to amend the relevant provisions in the FITE Regulations, allowing foreign investors to own more than 50% of equity interest in an value-added telecommunication service provider that “conducts e-commerce” business. However, other requirements provided by the FITE Regulations (such as the track record and experience requirement for a major foreign investor) still apply, and foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services, or the VATS.

Foreign Investment Law (2019)

The National People’s Congress, or the NPC, adopted the Foreign Investment Law of the PRC, or the Foreign Investment Law, on March 15, 2019, which came into effect on January 1, 2020 and replaced the existing laws governing foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the Company Law of PRC and the Partnership Enterprise Law of PRC.

According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to a negative list management system. Pre-entry national treatment means that the treatment given to foreign investors and their investment at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields.

Foreign investors shall not invest in prohibited fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields. Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises.

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarify that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening of the Chinese market for foreign investors.

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation, or the SAMR, jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

Regulations Relating to Leasing Properties

Pursuant to the Administration of Urban Real Estate Law of the PRC, which was promulgated by the Standing Committee of the NPC in July 1994 and most recently amended and came into effect in January 2020, a written lease contract shall be entered into between the lessor and the lessee for leasing a property. The contract shall include the terms and conditions such as the term, purpose and price of leasing and liability for maintenance and repair, as well as other rights and obligations of both parties. The contract shall be filed for registration and record with the real estate administration department.

The Administrative Measures for Commercial House Leasing were promulgated by Ministry of Housing and Urban-Rural Development in December 2010, and became effective in February 2011. These measures set out specific rules for commercial house leasing. Houses may not be leased in any of the following circumstances:

●	the house is an illegal structure;

●	the house fails to meet mandatory engineering construction standards with respect to safety and disaster preventions;

●	the house usage is changed in violation of applicable regulations; and

●	other circumstances prohibited by laws and regulations.

The lessor and the lessee shall register and file with the local property administration authority within thirty days after entering into the lease contract. Non-compliance with such registration and filing requirements shall be subject to fines from RMB1,000 to RMB10,000 provided that they fail to rectify within required time limits.

Regulations Relating to Fire Prevention

Fire Prevention Design Approval and Filing

The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted in April 1998 and was most recently amended in April 2019. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Emergency Management and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to national fire prevention technical standards.

Pursuant to Notice of the Adjustments to the Functions, Structure and Staffing of the Ministry of Housing and Urban-Rural Development issued by the General Office of the CPC Central Committee and the General Office of the State Council on September 13, 2018, the review and examine function of fire protection designs for construction projects of the Ministry of Public Security was assigned to the Ministry of Housing and Urban-Rural Development.

According to the requirement of the Fire Prevention Law and Interim Provisions on the Administration of the Fire Protection Design Review and Final Inspection of Construction Projects, or the Interim Provisions, which became effective in June 2020, the housing and urban-rural development authorities of the local government at or above the county level (the “fire protection design review and final inspection authorities”) shall undertake fire protection design review, fire protection final inspection and recordation and random inspection of construction projects within their respective administrative regions. For construction projects that satisfy certain criteria (the “special construction projects”), the construction institutions shall apply for fire prevention design review and approval.

For construction projects other than the foregoing (the “other construction projects”), the construction institutions shall provide fire protection design drawings or technical information as needed for construction when applying for a construction permit or a construction commencement report. If fire protection design drawings or technical information as needed for construction fail to be submitted, the relevant authority shall neither issue a construction permit nor approve the construction commencement report. According to the Interim Provisions, and the Measures for the Administration of Construction Permits for Construction Projects, for a construction project with an investment amount less than RMB300,000 or a construction area less than 300 m2, the fire prevention design approval or the provision of fire protection design drawings or technical information is not required.

Fire prevention As-built Acceptance Check and Filing

According to the requirements of the Fire Prevention Law and the Interim Provisions, upon completion of a construction project to which a fire prevention design has been applied, such project must undergo an as-built acceptance check on fire prevention by, or filed with the fire protection design review and final inspection authorities. For special construction projects, the construction institutions shall, prior to use and operation of any business thereof, apply for a safety acceptance check on fire prevention.

For other construction projects, the construction institutions shall submit the filing for as-built inspection of the project. For a construction project whose investment is less than RMB300,000 or whose construction area is less than 300 m2 the fire prevention as-built acceptance check or filing is not required.

The construction institutions that (i) carry out a construction project of which the required fire prevention design is required to be approved but such design has not been approved or has failed the examination, or (ii) put into use a construction project which is required to undergo a fire prevention acceptance check but the project has not undergone such acceptance check or has failed the acceptance check, shall be ordered to suspend construction, usage, production or operations and be imposed a fine of RMB30,000 to RMB300,000 by competent government authorities. The construction institutions who fails to submit the filing for as-built inspect to the competent department of housing and urban-rural development, will be ordered to effect rectifications and be imposed a fine of not more than RMB5,000 by such department.

Fire Safety Inspection

The Fire Prevention Law requires that the construction institution or institutions using such venue apply to the fire prevention department of the public security authority of the local people’s government at or above the county level for a fire safety inspection before a public gathering place is put into use or opens for business. Public gathering places that have not undergone or have failed the fire safety inspection shall not be put into use or carry out business.

Regulations Relating to Value-Added Telecommunication Services

In September 2000, the State Council issued the Telecommunications Regulations of PRC, or the Telecom Regulations, which were amended in February 2016, as the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, telecommunications service providers must procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services, or the VAT.”

A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic telecommunications services or VATS. In December 2015, MIIT released the Catalog of Telecommunication Business (2015 Version), or the 2015 Telecom Catalog, effective in March 2016 and most recently amended in June 2019. Under the 2015 Telecom Catalog, both the online data processing and transaction processing business (i.e., operating e-commerce business) and information service business, continue to be categorized as value-added telecommunication services. The information service business as defined under the 2015 Telecom Catalog includes information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services.

In March 2009, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which became effective in April 2009 and were most recently amended in July 2017. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China: licenses for basic telecommunications services and licenses for VATS. The Telecom Permit Measures set forth the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

Under these regulations, a commercial operator of VATS must first obtain a VATS License from the MIIT or its provincial level counterparts. Otherwise, such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, closure of websites.

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which were most recently amended in January 2011. Under the Internet Measures, operators engage in commercial internet information services shall obtain a VATS License for internet information service, or the ICP License, from the relevant government authorities before engaging in any commercial internet information services operations within China.

In addition to the Telecommunications Regulations and other regulations above, the apps are specially regulated by the Regulations for the Administration of Mobile Internet Applications Information Services, or the APP Provisions, which were promulgated by the Cyberspace Administration of China, or the CAC in June 2016 and became effective in August 2016. Pursuant to the APP Provisions, the APP information service providers shall satisfy relevant qualifications required by laws and regulations, strictly carry out the information security management responsibilities and fulfill their obligations in various aspects relating to the real-name system, protection of users’ information and the examination and management of information content.

Our consolidated affiliated entity, Beijing U Bazaar, which is also our main on-line operating entity, has obtained a VATS License for the online data processing and transaction processing business (i.e., operating e-commerce business) and information service business (only for internet information services, except for information search and query services, information community platform services, information real-time interactive services, and information protection and processing services).

Regulations Relating to E-Commerce

In January 2014, State Administration for Industry and Commerce of the People’s Republic of China (the “SAIC”, the predecessor of SAMR) adopted the Administrative Measures for Online Trading, or the Online Trading Measures. The Online Trading Measures set forth requirements for anyone engaging in online trading and related services within China. Operators engaging in online commodity trading and related services shall undergo industrial and commercial registration in accordance with the law. When selling commodities or providing services to consumers, online commodity operators shall observe the Law on the Protection of Consumer Rights and Interests, the Product Quality Law and provisions of other laws, regulations and rules and shall not infringe on the consumers’ legitimate rights and interests.

In addition, when collecting or using information about consumers or operators in business activities, online commodity operators and related service operators shall follow the principles of legality, legitimacy and necessity, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected. When collecting or using information about consumers or operators, online commodity operators and related service operators shall disclose their collection and use rules and shall not collect or use information in violation of laws and regulations and the agreement between both parties.

Online commodity operators and related service operators and their staff must strictly keep confidential, and may not divulge, sell or illegally provide others with the data and information about personal information of consumers or trade secrets of operators they collected. Online commodity operators and related service operators shall take technical measures and other necessary measures to ensure information security and prevent information from being divulged or lost. When any information divulgence or loss occurs or may occur, remedial actions shall be taken immediately.

The Standing Committee of the NPC enacted the E-Commerce Law of the PRC or the E-Commerce Law in August 2018, which became effective in January 2019. The E-commerce Law proposes a series of requirements on e-commerce operators including individuals and entities carrying out business online, e-commerce platform operators and merchants on the platform. For example, the operators shall respect and equally protect consumers’ legitimate rights and provide options to consumers without targeting their personal characteristics, and also requires e-commerce operators to clearly point out to consumers their tie-in sales in which additional services or products are added by merchants to a purchase, and not to assume consumers’ consent to such tie in sales by default. The e-commerce platform operators must establish a credit evaluation system and publicize the credit evaluation rules, and to provide consumers with ways to evaluate products sold or services provided within the platform.

According to the E-Commerce Law, e-commerce platform operators who fail to take necessary actions when they know or should have known that the merchants within the platform infringe others’ intellectual property rights or the products or services provided by the merchants do not meet the requirements for personal and property security, or otherwise infringe upon consumers’ legitimate rights, will bear joint liability with such merchants. With respect to the products or services affecting consumers’ life and health, the e-commerce platform operators will be held jointly liable with the merchants if they fail to review the qualifications of merchants or fail to safeguard the interests of the consumers.

Regulations Relating to Advertising Business

The SAMR is the primary governmental authority regulating advertising activities in China. Regulations that apply to the advertising business primarily include the Advertisement Law of the PRC, or the Advertisement Law, promulgated by the Standing Committee of the NPC in October 1994 and most recently amended in October 2018, and the Administrative Regulations for Advertising, or the Advertising Regulations, promulgated by the State Council in October 1987 and which has been effective since December 1987.

According to the Advertisement Law and the Advertising Regulations, companies that engage in advertising activities must obtain, from the SAMR or its local branches, a business license, which specifically includes operating an advertising business in its business scope. Enterprises engaged in the advertising business with such advertising business in its business scope do not need to apply for an advertising operation license. The Advertising Law and the Advertising Regulations set certain content requirements for advertisements, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest.

Advertisers, advertising agencies, and advertising distributors must ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements subject to government censorship and approval, advertising distributors are obligated to confirm that such censorship has been performed and approval has been obtained.

Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAMR or its local branches may suspend their advertisement publishing business or revoke such offenders’ business licenses.

In July 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising, or the Interim Measures, to regulate internet advertising activities. The Interim Measures, which became effective in September 2016, defining internet advertising as any commercial advertising that directly or indirectly promotes goods or services through websites, webpages, internet applications and other internet media in the forms of words, picture, audio, video or others, including promotion through emails, texts, images, video with embedded links and paid-for search results.

According to the Interim Measures, an internet advertisement must be identifiable and clearly identified as an “advertisement” to the consumers. Paid search advertisements are required to be clearly distinguished from natural search results. In addition, the following internet advertising activities are prohibited:

●	providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons;

●	using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or

●	using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others.

Internet advertisement publishers must verify relevant supporting documents and check the content of the advertisement and are prohibited from publishing any advertisement with unverified content or without all the necessary qualifications. Internet information service providers that are not involved in internet advertising business activities but simply provide information services must block any attempt to publish illegal advisements of which they are aware or should be reasonably be aware through their information services.

Regulations Relating to Internet Information Security and Privacy Protection

The MIIT issued the Several Provisions on Regulating the Market Order of Internet Information Services, or the Several Provisions, in December 2011, which became effective in March 2012. Pursuant to the Several Provisions, internet information service providers may not collect any users’ personal information or provide any such information to third parties without the consent of the user.

An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such users’ personal information and may only collect information necessary for the provision of its services. An internet information service provider is also required to properly maintain the users’ personal information, and in case of any leak or likely leak of the users’ personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority.

The Standing Committee of the NPC has issued the Decision on Strengthening Internet Information Protection in December 2012. Pursuant to this decision, the State protects the electronic information that can identify the personal identity of citizens and that involves privacy of citizens. No organization or individual may obtain the personal electronic information of citizens by steal or other illegal means, nor sell or illegally provide certain information others. The Decision further set out the requirement for the internet service providers.

When collecting or using the personal electronic information of citizens in their business activities, the internet service providers shall follow the principle of lawfulness, properness and necessity, explicitly disclose their purposes, methods and scopes for collection and use of the information, and, upon consent of the information providers, may collect or use information without violation of the provisions of the laws and regulations and the agreement of both parties. Where the internet service providers collect and use the personal electronic information of citizens, they shall disclose the rules for such collection and use.

The network service providers as well as their personnel must keep in strict confidence of the personal electronic information of citizens collected in their business activities. They shall not divulge, distort or damage such information, or shall not sell or illegally provide certain information to others. Furthermore, the network service provider shall take technical measures and other necessary measures to ensure information security and prevent the disclosure, damage or loss of any personal electronic information of citizens collected in their business activities. In case of occurrence or possible occurrence of such disclosure, damage or loss of information, remedial measures shall be immediately taken.

Furthermore, MIIT’s Provisions on Protection of Personal Information of Telecommunications and Internet Users which was promulgated in July 2013 and became effective September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the NPC in August 2015 which became effective November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of:

●	any dissemination of illegal information in large scale;

●	any severe effect due to the leakage of the client’s information;

●	any serious loss of criminal evidence; or

●	other severe situation.

Any individual or entity that (a) sells or provides personal information to others in a way violating the applicable law, or (b) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and effective June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

The Standing Committee of the NPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective in June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the Constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others.

The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the China and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

Regulations Relating to Intellectual Property in the PRC

Trademark

Pursuant to the Trademark Law of the PRC, or the Trademark Law, which was most recently amended in November 2019, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved.

According to the Trademark Law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action and pay damages.

Patents

Pursuant to the Patent Law of the PRC, or the Patent Law, as amended in 2008, a patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications.

A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Copyright

Pursuant to the Copyright Law of the PRC, or the Copyright Law, as amended in February 2010, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law, shall constitute infringements of copyrights.

The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, offer an apology and pay damages. Pursuant to the Computer Software Copyright Protection Regulations promulgated in December 2001 and amended in January 2013, the software copyright owner may undergo registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Domain Name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in August 2017 and became effective in November 2017. The MIIT is the major regulatory authority of the domain names. The registration of domain names in China is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon completion of the application procedure.

Regulations Relating to Tax in the PRC

Income Tax

The Enterprise Income Tax Law of the PRC, or the Enterprise Income Tax Law, was promulgated in March 2007 and was most recently amended in December 2018. The Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects.

Under the Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In April 2009, the Ministry of Finance, or MOF, and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. In December 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 2008.

In February 2011, the SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or SAT Circular 24, which became effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or the SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and placement in China of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly.

In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which was amended in June 2018.

SAT Circular 37 superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Value-added Tax

Pursuant to the Provisional Regulations on Value-added Tax of the PRC which was promulgated in December, 1993 and most recently amended in November 2017 and its implementation rules, all entities or individuals in the PRC engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay value-added tax. A value-added tax rate at 6%, 11% or 17% applies to the PRC enterprises unless otherwise exempted or reduced according to the value-added tax Regulations and other relevant regulations.

Pursuant to the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax which was promulgated in March 2016 and most recently amended on in December 2017, upon approval of the State Council, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner as of May 1, 2016. All taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax.

Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates which was promulgated on April 4, 2018 and became effective on May 1, 2018, by MOF and SAT, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable tax rates of 17% and 11% shall be adjusted to 16% and 10%. Furthermore, pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform promulgated by MOF, SAT and the General Administration of Customs of PRC on March 20, 2019 and became effective on April 1, 2019, the currently applicable value-added tax rate of 16% shall be adjusted to 13%, and the value-added tax rate of 10% shall be adjusted to 9%.

Regulations Relating to Labor Protection in the PRC

Labor Law and Labor Contract Law

According to the Labor Law of the PRC, or the Labor Law, which was promulgated by the Standing Committee of the NPC in July 1994, became effective in January 1995, and was most recently amended in December 2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its employees, and shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards.

The Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated by the NPC Standing Committee in June 2007, became effective in January 2008, and was most recently amended in December 2012, and the Implementation Regulations on Labor Contract Law, promulgated and effective in September 2008, regulate both employer and the employee and contain specific provisions involving the terms of the labor contract. Pursuant to the Labor Contract Law, employers shall establish employment relationships with employees on the date that they start employing employees.

To establish employment, a written employment contract shall be concluded, or employers will be liable for the illegal actions. Furthermore, enterprises and institutions are prohibited from forcing the laborers to work beyond the time limit and the employers shall pay laborers overtime working compensation in accordance with national regulations. In addition, the labor wages shall not be lower than local standards on minimum wages and shall be paid to the laborers timely.

Regulations on Social Insurance and Housing Provident Fund

According to the Social Insurance Law of the PRC effective as of July 1, 2011, and as amended on December 29, 2018, the Regulations on Occupational Injury Insurance effective as of January 1, 2004 and as amended on December 20, 2010, the Interim Measures concerning the Maternity Insurance for Enterprise Employees effective as of January 1, 1995, the Interim Regulations concerning the Levy of Social Insurance effective as of January 22, 1999 and most recently amended on March 24, 2019, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance.

An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. If an employer does not pay the full amount of social insurance premiums as required by law, the social insurance premium collection institution shall order the employer to make the payment or make up the difference within the stipulated period and impose a daily surcharge equivalent to 0.05% of the overdue payment from the date on which the payment is overdue. If such overdue payment is not made within the stipulated period, the relevant administration government department shall impose a fine from one to three times the amount of overdue payment.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated in and became effective in April 1999, and was most recently amended in March 2019, the employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center.

With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 to RMB50,000.

When companies violate these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiration of such period.

Regulations Relating to Foreign Exchange

General Administration of Foreign Exchange

According to the Regulations on Foreign Exchange Administration of the PRC (Revised in 2008) which were promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and were last revised on August 5, 2008, RMB is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, payment of interests and dividends. Current account foreign exchange income may, in accordance with relevant provisions of the PRC, be retained or sold to any financial institution engaged in foreign exchange settlement and sales business. The conversion of RMB into other currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the State Administration of Foreign Exchange, or the SAFE, or its local branches.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies may repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local branches. Pursuant to the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular No. 59 which was promulgated on November 19, 2012, became effective on December 17, 2012 and was revised on May 4, 2015 and October 10, 2018, the approval is not required for the opening of an account entry in foreign exchange accounts under direct investment or for domestic transfer of the foreign exchange under direct investment.

SAFE Circular No. 59 also simplifies the capital verification and confirmation formalities for foreign invested enterprises, the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire the equity interests and foreign exchange registration formalities required for the foreign investors to acquire the equity interests of Chinese party, and further improves the administration on exchange settlement of foreign exchange capital of foreign invested enterprises.

In light of The Circular of the SAFE on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or the SAFE Circular No. 13, promulgated on February 13, 2015 and effective on June 1, 2015, to improve the efficiency on foreign exchange management, the SAFE has cancelled the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment. In addition, SAFE Circular No. 13 simplifies the procedure of registration of foreign exchange and investors shall register with banks to have the registration of foreign exchange under the condition of direct domestic investment and direct overseas investment.

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or the SAFE Circular No. 19, which was promulgated on March 30, 2015 and became effective as of June 1, 2015, adopts the approach of discretional foreign exchange settlement. The discretionary settlement of the foreign exchange capital of foreign-invested enterprises refers to that the settlement of foreign exchange capital in the capital accounts of foreign-funded enterprises that have been subject to the confirmation of cash capital contribution at foreign exchange authorities (or the entry registration of cash contribution at banks) may be handled at banks based on the enterprises’ actual requirements for business operation.

The proportion of discretional settlement of foreign exchange capital of foreign-funded enterprises is temporarily determined as 100%. The SAFE may, based on the international balance of payments, adjust the aforesaid proportion at appropriate times.

The Notice of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency into RMB on discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital, foreign debts and repatriated funds raised through overseas listing) on discretionary basis, which applies to all enterprises registered in China.

SAFE Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or expenditure prohibited by laws and regulations of PRC and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within China unless otherwise specifically provided. In addition, the converted RMB may not be used to make loans for unrelated enterprises unless it is within the business scope nor to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

Regulations in Relation to Offshore Investment

Pursuant to the Circular on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the Circular No. 37, which was promulgated by the SAFE and became effective on July 4, 2014, a domestic resident shall, before contributing the domestic and overseas lawful assets or interests to a special purpose vehicle (“SPV”), apply to the foreign exchange office for foreign exchange registration of overseas investments.

In addition, in the event of any change of basic information of the overseas SPV such as the individual shareholder, name or operation term, or if there is a capital increase, decrease, equity transfer or swap, merge, spin-off or other amendment of the material items, the domestic resident shall complete the modification of foreign exchange registration procedures for offshore investment. Upon the completion of the overseas financing, the SPV shall comply with the related provisions on Chinese foreign investment and foreign debt administration if the capital financed is repatriated for use within the territory of China. Failure to comply with the registration procedures as set out in SAFE Circular 37 may result in penalties.

The SAFE Circular No. 13 has further revised Circular No. 37 by requiring domestic residents to register with qualified banks rather than the SAFE or its local counterparts in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Regulations Relating to Dividend Distributions

The principal regulations governing distribution of dividends of wholly foreign-owned enterprise, or the WFOE, include the PRC Company Law, the Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law. Under these regulations, WFOEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, FIEs in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulations Relating to Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company and complete certain other procedures.

In addition, SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations Relating to Mergers and Acquisitions

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. The M&A Rules require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. For a detailed description of the risks associated with the M&A Rules, see “Item 3. Key Information — Risk Factors — Risks Relating to Doing Business in China — Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions”.

C.	Organizational Structure

The following chart shows our corporate structure as of the date of this annual report, including our principal subsidiaries and our VIEs.

Ucommune International Ltd (Cayman Islands)
100%
Ucommune Group Holdings Limited (Cayman Islands)
100%
Ucommune Group Holdings (Hong Kong) Limited (Hong Kong)
100%
Melo Inc. (Delaware)
100%
Offshore operating companies
100%
Melo HongKong Limited (Hong Kong)
Off shore
On shore
100%
Ucommune (Beijing) Technology Co., Ltd. ("Ucommune Technology")
100%
Beijing Melo Technology Co., Ltd. ("Beijing Melo")
Ucommune (Beijing) Venture Investment Co., Ltd. ("Ucommune Venture") (1)
Beijing Ubazaar Technology Co., Ltd. ("Beijing U Bazaar") (2)
Beijing Weixue Tianxia Education Technology Co., Ltd. ("Weixue Tianxia") (3)
Equity interest
Contractual arrangement

Notes:

(1)	Our shareholders and their affiliates hold 100% of Ucommune Venture’s equity interests
(2)	Ms. Nan Shi, our employee responsible for our branding and marketing strategies, holds 100% of Beijing U Bazaar’s equity interests.
(3)	Our shareholders and their affiliates hold 100% of Weixue Tianxia’s equity interests.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, or VATS, and certain other businesses. We are a company incorporated in the Cayman Islands. We currently conduct our VATS business through Beijing U Bazaar, including value-added online services for our members. We also plan to engage in VATS businesses and other business which may subject to foreign investment restrictions through Ucommune Venture and/or Weixue Tianxia in the future.

We operate our business mainly through our VIEs in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, our VIEs and consolidate their operating results in our financial statements under the U.S. GAAP.

The following is a summary of the contractual arrangements by and among Ucommune Technology, Ucommune Venture and the shareholders of Ucommune Venture, the contractual arrangements by and among Ucommune Technology, Beijing U Bazaar and the shareholder of Beijing U Bazaar, and the contractual arrangements by and among Beijing Melo, Weixue Tianxia and the shareholders of Weixue Tianxia.

In the opinion of Jingtian & Gongcheng, our PRC legal counsel, the contractual arrangements described below are valid, binding and enforceable under current PRC law. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations.

According to our PRC counsel, if the agreements that establish the structure for operating our value-added telecommunication services and related business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operating such business. For a description of the risks related to these contractual arrangements and our corporate structure, please see “Item 3. Key Information — Risk Factors — Risks Relating to Our Corporate Structure.”

Agreements Relating to Ucommune Venture and Beijing U Bazaar

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement dated July 5, 2019, Ucommune Technology has agreed to provide the following services (among others) to Ucommune Venture:

●	the provision of technical support and marketing services, including, but not limited to consultancy, collection and research of information thereof, support and training for employees, services related to customers and order management;

●	the provision of services related to the transfer, leasing and disposal of equipment or assets;

●	the development, maintenance and updates of computer system, hardware and database;

●	the licensing of software legally owned by Ucommune Technology; and

●	the development of application software and related updates and operational support.

Ucommune Venture has agreed to pay fees up to its and its subsidiaries’ after tax profit to Ucommune Technology. This agreement was effective from July 5, 2019 and will continue to be effective unless it is terminated by written notice of Ucommune Technology or, or until all of the equity interests in or assets of Ucommune Venture have been acquired by Ucommune Technology or its designee under the exclusive purchase option agreement.

On May 20, 2019, Ucommune Technology, Beijing U Bazaar and the shareholder of Beijing U Bazaar entered into an exclusive business cooperation agreement, which contains terms substantially similar to the exclusive business cooperation agreement described above.

Equity Pledge Agreement

Ucommune Venture and its shareholders entered into an equity pledge agreement with Ucommune Technology, dated November 22, 2019. Under such equity pledge agreement, each of the shareholders of Ucommune Venture agreed to pledge its respective equity interest in Ucommune Venture to Ucommune Technology to secure their obligations under the exclusive option agreement, shareholders’ voting rights proxy agreement, and exclusive business cooperation agreement.

Each of such shareholders further agreed to not transfer or pledge his or her respective equity interest in Ucommune Venture without the prior written consent of Ucommune Technology. The equity pledge agreement will remain binding until the pledgers discharge all their obligations under the above-mentioned agreements.

On May 20, 2019, Ucommune Technology, Beijing U Bazaar and the shareholder of Beijing U Bazaar entered into an equity pledge agreement, which contains terms substantially similar to the equity pledge agreement described above.

We have completed the registration of equity pledge of Ucommune Venture and Beijing U Bazaar with the relevant offices of State Administration for Market Regulation, or the SAMR (formerly known as State Administration for Industry and Commerce, or the SAIC).

Exclusive Option Agreement

Under the exclusive option agreement entered into by Ucommune Technology, Ucommune Venture and the shareholders of Ucommune Venture, dated November 22, 2019, shareholders of Ucommune Venture granted Ucommune Technology or its designee an option to purchase all or a portion of their respective equity interest in Ucommune Venture for the minimum amount of consideration permitted by PRC law. Under the exclusive option agreement, Ucommune Venture granted Ucommune Technology or its designee an option to purchase all or a portion of the assets of Ucommune Venture or its subsidiaries for the minimum amount of consideration permitted by PRC law.

Each of Ucommune Venture and its shareholders agreed not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Ucommune Venture without the prior written consent of Ucommune Technology. The exclusive option agreement shall remain in effect until all of the equity interests in or assets of Ucommune Venture have been acquired by Ucommune Technology or its designee, or until all parties agree in writing to terminate the agreement, or until Ucommune Technology unilaterally terminates the agreement by written notice.

On May 20, 2019, Ucommune Technology, Beijing U Bazaar and the shareholder of Beijing U Bazaar entered into an exclusive purchase option agreement, which contains terms substantially similar to the exclusive purchase option agreement described above.

Shareholders’ Voting Rights Proxy Agreement

Under the shareholders’ voting rights proxy agreement among Ucommune Technology, Ucommune Venture and shareholders of Ucommune Venture, dated November 22, 2019, each of the shareholders of Ucommune Venture, agreed to irrevocably entrust Ucommune Technology or its designee to represent it to exercise all the voting rights and other shareholders’ rights to which it is entitled as a shareholder of Ucommune Venture. The shareholders’ voting rights proxy agreement shall remain effective until all of the equity interests in or assets of Ucommune Venture have been acquired by Ucommune Technology or its designee under the exclusive option agreement, or until Ucommune Technology unilaterally terminates the agreement by written notice.

On May 20, 2019, Ucommune Technology, Beijing U Bazaar and the shareholder of Beijing U Bazaar entered into a shareholders’ voting rights proxy agreement, which contains terms substantially similar to the shareholders’ voting rights proxy agreement described above.

Spousal Consent Letter

The spouse of relevant individual shareholders of Ucommune Venture has signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that the disposition of the equity interest in Ucommune Venture which is held by and registered under the name of his or her spouse shall be made pursuant to the above-mentioned equity pledge agreement, exclusive option agreement, shareholders’ voting rights proxy agreement and exclusive business cooperation agreement, as amended from time to time. Moreover, the spouse undertook not to take any action with the intent to interfere with above-mentioned arrangements and unconditionally and irrevocably waive all rights or entitlements whatsoever to such equity interest that may be granted to the spouse according to applicable laws.

Agreements Relating to Weixue Tianxia

In January 2019, Beijing Melo entered into contractual arrangements with Weixue Tianxia and the shareholders of Weixue Tianxia. We acquired Melo Inc. in May 2019.

Exclusive Technology Consulting and Service Agreement

Under the exclusive technology consulting and service agreement dated January 30, 2019, Beijing Melo has agreed to provide, including without limitation, the following services to Weixue Tianxia:

●	the provision of comprehensive resolutions of information technology as required by the operations of Weixue Tianxia;

●	the development of computer software and technical support and maintenance for computer software operation;

●	training of IT related personnel and collect IT information; and

●	any other technology and consulting services required by Weixue Tianxia.

Weixue Tianxia has agreed to pay fees equal to its monthly income (after tax and expenses) with Beijing Melo in accordance with calculation method as specified in the exclusive consulting and service agreement. The exclusive consulting and service agreement was effective from January 30, 2019 and will continue to be effective unless it is terminated by Beijing Melo or otherwise required by law.

Equity Pledge Agreement

The shareholders of Weixue Tianxia have entered into an equity pledge agreement with Beijing Melo and Weixue Tianxia taking effect from January 30, 2019. Under such equity pledge agreement, each of the shareholders of Weixue Tianxia agreed to pledge their respective equity interest in Weixue Tianxia to Beijing Melo to secure their obligations under the exclusive option agreement, shareholders’ voting rights proxy agreement, and exclusive consulting and service agreement. Each of such shareholders further agreed to not transfer or pledge his respective equity interest in Weixue Tianxia without the prior written consent of Beijing Melo. The equity pledge agreement will remain binding until the pledgers discharge all their obligations under the above-mentioned agreements.

We have completed the registration of the equity pledges with the relevant office of SAMR.

Exclusive Option Agreement

Under the exclusive option agreement entered into by Beijing Melo, Weixue Tianxia and the shareholders of Weixue Tianxia, dated January 30, 2019, shareholders of Weixue Tianxia granted Beijing Melo or its designee an option to purchase all or a portion of their respective equity interest in Weixue Tianxia for the minimum amount of consideration permitted by PRC law.

Under the exclusive option agreement, Weixue Tianxia granted Beijing Melo or its designee an option to purchase all or a portion of the assets of Weixue Tianxia or its subsidiaries for the minimum amount of consideration permitted by PRC law. Each of Weixue Tianxia and its shareholders agreed not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Weixue Tianxia without the prior written consent of Beijing Melo. The exclusive option agreement shall remain in effect until all of the equity interests in or assets of Weixue Tianxia have been acquired by Beijing Melo or its designee, or until Beijing Melo unilaterally terminates the agreement by written notice.

Shareholders’ Voting Rights Proxy Agreement

Under the shareholders’ voting rights proxy agreement among Beijing Melo, Weixue Tianxia and shareholders of Weixue Tianxia, dated January 30, 2019, each of the shareholders of Weixue Tianxia, agreed to irrevocably entrust Beijing Melo or its designee to represent it to exercise all the voting rights and other shareholders’ rights to which it is entitled as a shareholder of Weixue Tianxia. The shareholders’ voting rights proxy agreement shall remain effective until all parties agree in writing to terminate the agreement, or until Beijing Melo unilaterally terminates the agreement by written notice.

D.	Property, Plants and Equipment

We lease the properties for our principal executive office, which is located on Floor 8, Tower D, No.2 Guang Hua Road, Chaoyang District, Beijing, People’s Republic of China with an aggregate area of approximately 860 m2. We lease the properties for our agile office spaces. For more information on our spaces, see “Item 4. Information on the Company — B. Business Overview — Agile Office Space Services.”

In addition to our leased agile office spaces and offices, as of December 31, 2020, we had self-owned properties in China with an aggregate area of approximately 249,000 m2. We primarily use these properties for our agile office spaces.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This annual report contains forward-looking statements. See “Forward-Looking Information.”

Our actual results may differ materially from those anticipated in these forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

Our brand is the most recognized agile office space brand in China according to Frost & Sullivan. We operate the largest agile office space community in China in terms of the number of agile office spaces, aggregate managed area and number of cities covered in China as of December 31, 2019, according to Frost & Sullivan. We had 234 agile office spaces across 54 cities as of December 31, 2020.

As of the same date, we had 163 spaces in operation, providing approximately 57,500 workstations to our members and we also had 71 spaces under construction or preparation for construction. As of December 31, 2020, we had five spaces operated by our associates across three cities in Greater China and New York. As of December 31, 2020, we had approximately 1,044,700 members, including approximately 1,013,600 individuals and 31,100 enterprises, ranging from large enterprises to SMEs.

We have been developing our asset-light model, under which we provide space design and build as well as management services to develop and manage agile office spaces for landlords who bear most of the capital investments to build and launch new spaces. The asset-light model allows more landlords to benefit from our professional capabilities and strong brand recognition, which in turn enables our business to scale in a cost-efficient manner.

As of December 31, 2020, we had 125 spaces under the asset-light model with managed area of approximately 351,500 m2, representing 54.3% of the aggregate managed area of approximately 647,700 m2 of all spaces. In 2020, we launched 78 new spaces under our asset-light model with managed area of approximately 180,300 m2, representing a 166% increase and a 105% increase in the number and managed area of new spaces under our asset-light model in 2019. In 2018, 2019 and 2020, we generated operating profit from the subsidiary that operates agile office spaces under our asset-light model. We intend to focus on expanding our asset-light business as one of our major growth drivers.

Cooperating with 700 business partners and more than 30 investees, we provide a comprehensive suite of U Plus services, including individual services, such as catering, fitness, healthcare, training and entertainment; general corporate services, such as corporate secretary, human resources, legal, finance, IT support and tax services; incubation and corporate venturing services; design and build services; advertising and branding services; and services to further energize our community.

We receive revenue from members by providing U Plus services and charging members fees based on the services provided, such as design and build services, and advertising and branding services. We also generate revenue from our business partners and investees through different arrangements, including (i) revenue sharing arrangements under which we share part of the revenue of our business partners as fees, and (ii) fixed fee arrangements under which we charge our business partners and investees fixed fees for leasing our spaces to provide services.

Key Factors Affecting Our Results of Operations

We operate in China’s agile office space industry, and our results of operations and financial condition are influenced by the macroeconomic factors affecting this industry. These factors include China’s economic growth, the impact of COVID-19 outbreak on the economy in China or worldwide, the emergence of China’s new economy and internet companies under favorable policies encouraging entrepreneurship and innovation, and urbanization of the workforce.

The COVID-19 outbreak has materially adversely affected our financial condition and results of operation. Net revenue in 2020 decreased partially due to the temporary closure of our spaces during the break and we experienced difficulty in collection of receivables, which resulted in additional allowance for doubtful accounts or impairment loss. The COVID-19 outbreak has resulted in, and may intensify global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be reasonably estimated at this time. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.”

Our financial condition and results of operations are also affected by a number of emerging market trends, such as companies’ rising needs for cost-efficient and flexible office space solutions and one-stop services for both corporates and employees, and new demand for intelligent office systems and working environments. In addition, as we generate a portion of our net revenue from providing marketing and branding services, our results of operations are also affected by the general factors affecting our advertisers and their marketing and branding budgets.

Our results of operations and financial condition are also subject to changes in the regulatory regime governing China’s agile office space industry, as well as the U Plus services we provide. The PRC government regulates various aspects of our operations, such as leasing, design and build and the operation of office spaces and online advertising and branding content. See “Item 3. Key Information — Risk Factors — Risks Relating to Doing Business in China — Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.”

Our results of operations and financial condition also depend on a number of company-specific factors, including the factors discussed below.

Our Ability to Refine our Agile office Space Network

Given that the majority of our net revenue is from workspace membership, our net revenue growth depends primarily on our ability to refine our agile office space network and expand our community. Since the launch of our first agile office space in September 2015, we have expanded our operations across 51 cities primarily through our self-operating model. We derive substantially all of our net revenue from operations within Greater China.

We have developed an asset-light model by providing landlords with our design and build and operation capabilities. Our asset-light model has two categories, i.e., U Brand and U Partner. Under U Brand, we primarily receive management fees from landlords. Under U Partner, we primarily share revenue with landlords.

We operate agile office spaces under our asset-light model through one subsidiary. In 2018, 2019 and 2020, the net revenue and operating profit of this subsidiary were relatively insignificant to us. However, the subsidiary generated operating profit while we incurred overall loss from operations.

We plan to refine our agile office space network by exploring growth under the asset-light model and pursuing targeted expansion. Our spaces under the asset-light model increased from 31 as of December 31, 2018 to 47 as of December 31, 2019 and further increased to 125 as of December 31, 2020. We also plan to enhance our leading position by expanding across tier-1 and new tier-1 cities in China and into overseas markets.

With the expansion of our agile office space network, our business may be exposed to additional risks. For example, our impairment loss on long-lived assets was RMB36.5 million (US$5.6 million) in 2020, as compared to RMB52.0 million in 2019, primarily associated with the spaces where carrying value is not expected to be fully recoverable.

The changes in impairment loss on long-lived assets are affected by various factors, primarily including our spaces in operation and the new operating risks and challenges associated with our expansion into existing markets and new markets, and therefore are subject to fluctuations. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our expansion into new regions, markets and business areas may pose increased risks.” However, we believe that we can improve the performance of our spaces in operation leveraging on our management capabilities and our experience of expanding into new markets.

Our Ability to Manage Costs and Expenses Effectively

Our ability to manage our costs and expenses effectively is critical to the success of our business. We have benefited from the use of technologies and the standardization of our processes and achieved economies of scale as we have developed a core competency in the efficient sourcing, design and build, and operation of our spaces. Building on our operating capabilities, we have also developed an asset-light model, which can free up a large amount of capital investments to build out and launch new spaces. Our cost of revenue (excluding impairment loss) as a percentage of our net revenue decreased from 2018 to 2019 and further decreased in 2020.

The financial and business performance of our agile office spaces under the U Space category highly depends on our ability to source and lease suitable properties on reasonable terms. We plan to utilize our management team’s expertise in developing and operating commercial properties and our strong relationships with landlords to identify new locations suitable for the expansion of our business and to negotiate leasing terms of such properties to effectively manage our costs and expenses.

Our design and build capabilities enable us to shorten the time from taking possession of a new space to making the space ready for leasing to members. We typically complete this process within three to five months for spaces under the U Space category. According to Frost & Sullivan, the industry average time from taking possession of a space to operation is approximately nine months.

We expect our costs and expenses to increase in absolute amount as we expand our business and to decrease a percentage of our net revenue as we improve operational efficiency, achieve economies of scale and enhance our brand recognition.

Growth in Our Member Base and Pricing of Our Agile Office Space Services

We generate most of our net revenue from providing various agile office space solutions to our members from whom we collect monthly rent in the form of membership service fees in accordance with membership service contracts or office workstation rental fees in accordance with office workstation rental contracts. The key contract terms and services provided under both membership service contracts and office workstation rental contracts are identical. Therefore, our results of operations are directly affected by the growth in our member base and the pricing of our agile office space services. The number of individual members using workstations increased from approximately 38,300 as of December 31, 2018 to approximately 58,100 as of December 31, 2019, and decreased to approximately 44,000 as of December 31, 2020.

The pricing of our agile office space services is affected by our service positioning strategy, locations of our spaces, brand recognition, the competitive landscape of the agile office space industry in China and the design and build and maintenance cost of our agile office spaces. Our ability to maintain or increase the pricing of our agile office space services largely depends on our ability to compete effectively and differentiate our services through our strong brand recognition, our unique and nationwide agile office space network and our ability to meet our members’ needs for office space solutions.

Development of U Plus Services

We derive revenue from U Plus services in cooperation with our business partners and investees. As of December 31, 2020, we had over 700 business partners and more than 30 investees. Our member base has grown rapidly, increasing from approximately 252,000 as of December 31, 2018 to approximately 715,600 as of December 31, 2019 and further to approximately 1,044,700 as of December 31, 2020. As our business grows, we have opportunities to provide more services and build a vibrant community serving wider group of members beyond the physical spaces.

The growth of our net revenue from U Plus services depends on our own capabilities, including through acquisitions or strategic investments, or through selected quality business partners to provide services that match the needs of our members at reasonable prices. We will make ongoing efforts, including investing time and money, to identify the needs of our members and provide quality and diversified services to them.

Acquisition Activities to Expand Our Offerings

We have made acquisitions or investments that we believe will expand our agile office space network and service offerings that benefit our members and have the potential to become meaningful revenue streams in the future. For example, in 2018, we acquired a company engaging in marketing and branding services and two companies engaging in interior design and construction services. We intend to continue selectively pursuing strategic partnerships and acquisitions, which could include investments in private or public entities, strategic alliances, or securities offerings through our parent company or subsidiaries, to expand our Ucommune community.

Key Components of Results of Operations

We have three operating segments including (i) workspace membership, (ii) marketing and branding services, and (iii) other services. Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available. Our chief operating decision makers regularly evaluate our operating segments in deciding how to allocate resources and assess performance. See our combined and consolidated financial statements included elsewhere in this annual report for additional information regarding our three reportable segments.

Net Revenue

The following table sets forth a breakdown of our net revenue, in absolute amounts and as percentages of total net revenue, for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenue
Workspace membership revenue	394,356	87.9	557,994	47.8	422,984	64,825	48.2
Marketing and branding services revenue	24,617	5.5	534,826	45.8	317,461	48,653	36.2
Other services revenue	29,535	6.6	74,538	6.4	136,692	20,949	15.6
Total net revenue	448,508	100.0	1,167,358	100.0	877,137	134,427	100.0

Workspace Membership Revenue.    We generate the majority of our net revenue by providing various agile office space solutions to members from whom we collect monthly rent in the form of membership service fees or office workstation rental fees. Our workspace membership net revenue primarily includes fees generated through our agile office spaces services under our self-operated model, fees generated through revenue sharing under U Partner, and also includes other net revenue in relation to utilizing our spaces, such as net revenue generated from service fees for using our conference rooms.

Marketing and Branding Services Revenue.  Our marketing and branding services net revenue includes advertising services net revenue, primarily generated by integrated branding services and online targeted marketing services provided by Shengguang Zhongshuo that we acquired in December 2018.

Other Services Revenue.    Other services net revenue primarily consists of (i) interior design and construction net revenue generated from two companies that we acquired in July 2018, (ii) management fees generated from our agile office spaces under U Brand, (iii) SaaS services and IOT solutions revenue and (iv) charges to members for ancillary services such as printing and copying fees.

Cost of Revenue (Excluding Impairment Loss)

The following table sets forth a breakdown of our cost of revenue (excluding impairment loss), in absolute amounts and as percentages of total cost of revenue (excluding impairment loss), for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue (excluding impairment loss)
Workspace membership	624,844	94.2	814,002	59.4	557,102	85,380	57.5
Marketing and branding services	22,481	3.4	485,473	35.5	297,893	45,654	30.8
Other services	16,284	2.4	69,917	5.1	113,074	17,329	11.7
Total cost of revenue (excluding impairment loss)	663,609	100.0	1,369,392	100.0	968,069	148,363	100.0

Note: Our cost of revenue does not include impairment loss, and we generally do not consider impairment on a routine basis when operating and managing our agile office space business.

Workspace Membership.    The following table sets forth a breakdown of the cost of revenue (excluding impairment loss) for workspace membership, in absolute amounts and as percentage of total cost of revenue (excluding impairment loss) for workspace membership, for period indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue (excluding impairment loss) for workspace membership
Lease expenses	382,897	61.3	490,068	60.2	345,072	52,885	61.9
Employee compensation and benefits	37,210	6.0	42,051	5.2	38,398	5,885	6.9
Depreciation and amortization	76,869	12.3	105,761	13.0	70,412	10,791	12.6
Other workspace operating costs	127,868	20.4	176,122	21.6	103,220	15,819	18.6
Total cost of revenue (excluding impairment loss) for workspace membership	624,844	100.0	814,002	100.0	557,102	85,380	100.0

Cost of revenue (excluding impairment loss) for workspace membership primarily consists of (i) lease expenses, (ii) employee compensation and benefits, (iii) depreciation and amortization expenses, and (iv) other workspace operating costs, such as costs for daily maintenance and cleaning, and insurance costs.

Marketing and Branding Services.    Cost of revenue (excluding impairment loss) for marketing and branding services primarily consists of costs associated with advertisement distribution and content design, and employee compensation and benefits.

Other Services.    Cost of revenue (excluding impairment loss) for other services primarily consists of costs in relation to our interior design and construction services, costs in relation to revenue from asset-light model, costs in relation to SaaS services and IOT solutions and other ancillary costs.

Impairment Loss on Long-lived Assets

Our impairment loss on long-lived assets was impairment loss recognized whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may no longer be recoverable.

Pre-opening Expenses

Our pre-opening expenses consist primarily of lease expenses incurred before an agile office space open for operations.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of (i) marketing and promotion expenses, (ii) compensation for our sales and marketing personnel and (iii) share-based compensation expense.

General and Administrative Expenses

Our general and administrative expenses consist primarily of (i) compensation for our management and administrative personnel, (ii) expenses in connection with our operation supporting functions such as legal and human resources, (iii) share-based compensation expense, and (iv) other administrative expenses.

Remeasurement Gain of Previously Held Equity Interests in Connection with Step Acquisitions

Remeasurement gain of previously held equity interests in connection with step acquisitions was recognized in relation to the business acquisition achieved in stages in which the initial investments we made were re-measured to fair value.

Change in Fair Value of Liabilities to be Settled in Shares

Our change in fair value of liabilities to be settled in shares was recognized since we had certain issuable shares for our financing and acquisition that were not issued during the reporting period, which were accounted for as a liability and subsequently measured at fair value. The change primarily arose from the change of the fair value of our shares during the reporting period.

Impairment Loss on Long-term Investments

Our impairment loss on long-term investments was impairment loss recognized when the investees’ operating performances indicate that the carrying value of the investment is no longer recoverable.

Gain on Disposal of Long-term Investments

Our gain on disposal of long-term investments was generated from the disposal of equity investment.

Loss on Disposal of Subsidiaries

Our loss on disposal of subsidiaries was generated from the disposal of several subsidiaries in 2020.

Taxation

Cayman Islands

We were incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Ucommune International Limited, our subsidiary incorporated in the British Virgin Islands, is not subject to income tax in the British Virgin Islands.

Hong Kong

Ucommune Group Holdings (Hong Kong) Limited, our subsidiary incorporated in Hong Kong, is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first two million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the combined and consolidated financial statements it had no assessable income for the years ended December 31, 2018, 2019 and 2020.

Singapore

Ucommune Singapore Pte. Ltd., our subsidiary incorporated in Singapore, is subject to Singapore corporate income taxes at the rate of 17% for the years ended December 31, 2018, 2019 and 2020.

United States

Ucommune N.Y. Corp. is incorporated in the U.S. and is subject to the U.S. federal income taxes. A flat corporate income tax rate of 21% was effective beginning in 2018.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or the PRC EIT Law, combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

According to the requirements of Cai Shui [2014] No. 26, enterprises that qualify as encouraged industrial enterprises located in Heng Qin New Area in Guangdong province, Ping Tan Comprehensive Experimental Area in Fujian province and Qian hai shen gang Modern Service Cooperation Zone in Shenzhen are subject to a tax rate of 15%. The notification will be implemented from January 1, 2014 to December 31, 2020, subject to extension. One of our subsidiaries, Shengguang Zhongshuo, an advertising company, was established in September 2015 in Heng Qin New Area. Its main business belongs to one of the industries in the tax preferential catalogue, which accounts for more than 70% of the total income of enterprises, so it has enjoyed 15% preferential tax rate of income tax.

Enterprises with annual taxable income of no more than RMB0.5 million in 2017, and annual taxable income of no more than RMB1 million in 2018, qualify as small low-profit enterprises. Only 50% of such enterprises’ taxable income shall be subject to enterprise income tax at a reduced tax rate of 20%.

According to Caishui [2019] No. 13, small and low-profit enterprises shall meet three conditions for enjoying preferential tax conditions, including (i) annual taxable income of no more than RMB3 million and no more than 300 employees, and (iii) total assets of no more than RMB50 million. Small, low-profit enterprises whose annual taxable income is no more than RMB1 million are subject to the preferential income tax rate of 5%. Small, low-profit enterprises whose annual taxable income exceed RMB1 million but no more than RMB3 million are subject to the preferential income tax rate of 10%.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Ucommune Group Holdings (Hong Kong) Limited. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise.

Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply for the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends.

In October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers Enjoying Treaties Benefits, or Announcement 35, which became effective on January 1, 2020. Announcement 35 provides that nonresident enterprises do not need to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

Accordingly, Ucommune Group Holdings (Hong Kong) Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and Announcement 35, if the relevant tax authorities believe that the primary purpose of our transactions or arrangements is to enjoy a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, we would be subject to enterprise income tax on our worldwide income at a rate of 25%. See “Item 3. Key Information — Risk Factors — Risks Relating to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Critical Accounting Policies, Judgments and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our combined and consolidated financial statements are described below, which should be read in conjunction with our combined and consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider:

●	our selection of critical accounting policies,

●	the judgments and other uncertainties affecting the application of such policies,

●	the sensitivity of reported results to changes in conditions and assumptions.

Principle of Consolidation

Our combined and consolidated financial statements include the financial information of us and our subsidiaries, our VIEs and our VIEs’ subsidiaries. All intercompany balances and transactions were eliminated upon combination and consolidation.

Impairment of Right-of-use Assets and Other Long-lived Assets

We review our right-of-use assets, or ROU assets, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors we consider to be important which could trigger an impairment review primarily include:

●	significant underperformance relative to projected operating results;

●	significant changes in the overall business strategy;

●	significant adverse changes in legal or business environment; and

●	significant competition, unfavorable industry trends, or economic outlook.

When these events occur, we measure impairment by comparing the carrying value of the ROU assets and other long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.

We measure the fair value of impaired space by using discounted cash flow model. The estimates used in projected future cash flows include rental charges, occupancy rate and operating costs. The weighted average cost of capital is used as the discount rate.

Lease

We early adopted ASC Topic 842 — Leases (“ASC 842”) on January 1, 2017 on a modified retrospective basis. In connection with the adoption of ASC 842, we made an accounting policy election for all lease related asset classes, to account for the lease and non-lease components as a single lease component. We have also made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to our overall lease portfolio. Payments related to those leases continue to be recognized in the combined and consolidated statement of operations on a straight-line basis over the lease term.

From the Perspective of Lessee

We lease properties for our collaborative workspaces and other locations. At the commencement of each lease, management determines the classification as an operating or finance lease. In 2018, 2019 and 2020, we did not enter into any finance lease. For leases that qualify as operating leases, we recognize the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession. The date of initial possession is generally when we enter the leased premises and begins to make improvements in preparation for its intended use.

At the commencement date of a lease, we recognize a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term. The future fixed lease payments are discounted using the incremental borrowing rate as the rate implicit in the lease is not readily determinable. The incremental borrowing rate is estimated on a portfolio basis and incorporates lease term, currency risk, credit risk and an adjustment for collateral. Upon adoption of ASU 2016-02 on January 1, 2017, we elected to use the remaining lease term as of January 1, 2017 in the estimation of the applicable discount rate for leases that were in place at adoption.

For the initial measurement of the lease liabilities for leases commencing after January 1, 2017, we use the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities and long-term portions of operating lease liabilities are classified as lease liabilities, current and lease liabilities, non-current, respectively, in the combined and consolidated balance sheets.

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. Variable lease expenses includes rent contingent payments based on percentages of revenue as defined in the lease. It is not included in lease expenses it incurred or becomes probable.

From the Perspective of Lessor

We recognize workspace membership revenue under ASC 842, and all the leases contracts are operating leases. We provide various leasing solutions for our members and generates revenues from monthly rent in the form of membership service fees or workstation rental fee.

The workspace memberships enable members to access to office space, use of a shared internet connection, access to certain facilities (kitchen, common areas and related areas), as well as service fees for the use of conference room and prints/copies. The price of each membership varies, based on the particular characteristics of the office space occupied by the member, the geographic location of the workspace, and the number of workstations in the contract.

The members do not have options to purchase underlying assets at termination. Renewal of memberships are on a negotiation basis before termination. The majority of our lease contracts are fixed lease payment contracts. Our variable lease payments consists of certain contracts indexed to future sales revenues of the lessees. Variable membership fees are recognized when incurred.

Workspace membership revenue consists primarily of fees from members and is recognized ratably, on a monthly basis, over the lease term, as access to office space is provided. We applied practical expedients to choose not to separate lease and non-lease components for all lease related asset classes. The consolidated component is accounted for under ASC842. The lease term for most of the membership services is less than one year.

The leases do not have renewal options and penalty is imposed if the lessees early terminate the leases. Workspace membership fees are generally collected in advance each quarter. Members are generally required to provide us with a deposit which is normally one-month service fee. Pursuant to the term of membership agreement, the amount of deposit may be applied against the member’s unpaid balance.

The residual value of our lease assets represents the fair value of the leased assets at the end of the lease terms. We rely on industry data, historical experience, independent appraisals and the experience of the management team to value lease residuals.

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Topic 606”). This standard replaces existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. We adopted the new standard as of January 1, 2017 using the modified retrospective method to all contracts that were not completed as of January 1, 2017.

We elect the practical expedient to expense the incremental direct costs of obtaining a contract when incurred if the amortization period is generally twelve months or less. The adoption did not have a material impact on our financial positions or results of operations. No adjustment was recorded to opening balance of accumulated deficits upon adoption.

Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which we expect to be entitled in exchange for those goods or services. We follow the five steps approach for revenue recognition under Topic 606:

●	identify the contract(s) with a customer,

●	identify the performance obligations in the contract,

●	determine the transaction price,

●	allocate the transaction price to the performance obligations in the contract, and

●	recognize revenue when (or as) we satisfy a performance obligation.

The primary sources of our revenues are as follows:

Workspace Membership Revenue

Workspace membership revenue is recognized under ASC 842. See “— Lease, from the Perspective of Lessor.”

Marketing and Branding Services Revenue

Marketing and branding services revenue primarily consists of advertising services revenue, generated by a subsidiary acquired in 2018. The service provided is accounted for as a single performance obligation and revenue is recognized over the service period by using the advertisement placed as output method.

Other Services Revenue

Other services revenue primarily consists of (i) interior design and construction net revenue, (ii) co-working space management fees, (iii) SaaS services and IOT solutions revenue and (iv) charges to members for ancillary services including printing, copying and related services.

Design and construction revenue is generated from two companies acquired in 2018. Design revenue is recognized over time based on the basis of direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract. Construction revenue is recognized over time based on a percentage of contract costs incurred to date compared to the total estimated contract cost.

Co-working space management fees is derived from managing branded co-working space locations for leased property owners. The fee generally consists of a monthly base amount plus revenue sharing. Revenue is recognized over time when service is provided.

SaaS service and IOT solution is generated from a subsidiary acquired in 2019 and recognized upon the service is completed. Revenue from ancillary services to members is recorded upon performance obligation delivered per contracts.

Contract liabilities primarily result from the timing difference between our satisfaction of performance obligation and the customers’ payment. Substantial all marketing and branding revenue, and services revenue is recognized over time during the years ended December 31, 2019 and 2020.

Business Combinations

We record business combinations using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interest, if any, based on their estimated fair values as of the acquisition date.

The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred. Common forms of the consideration made in acquisitions is equity exchange; consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition.

In a business combination achieved in stages, we re-measure the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value. The re-measurement gain or loss, if any, is recognized in the combined and consolidated statements of operations.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the combined and consolidated balance sheets as goodwill. Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

In January 2017, FASB issued ASU No. 2017-04: Simplifying the Test for Goodwill Impairment. Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit.

In addition, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. We early adopted ASU No. 2017-04 on January 1, 2019 and used the one-step method for the goodwill impairment assessment for the year of 2019 and 2020. Based on the result of our annual goodwill impairment assessment, no impairment charges were recognized for the years ended December 31, 2018, 2019 and 2020.

Income Taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes.

Share-based compensation

Share-based compensation expense arises from our share-based awards granted to our employees and consultants.

In determining the fair value of share options granted, a binomial option pricing model is applied.

Share-based compensation expense for share options granted is recognized on a tranche-by-tranche method over the requisite service period. We elected to not estimate the forfeiture rate, but to account for the forfeiture when forfeitures occur.

A change in any of the terms or conditions of share awards is accounted for as a modification. We calculate the incremental compensation cost of modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. We recognize, over the remaining requisite service period of the modified awards, the sum of the incremental compensation cost and the remaining unrecognized compensation cost, if any, for the original award on the modification date.

Results of Operations

The following table summarizes our combined and consolidated results of operations both in absolute amounts and as percentages of our total net revenue for the periods presented. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Combined and Consolidated Statements of Operation Data:
Net revenue
Workspace membership revenue	394,356	87.9	557,994	47.8	422,984	64,825	48.2
Marketing and branding services revenue	24,617	5.5	534,826	45.8	317,461	48,653	36.2
Other services revenue	29,535	6.6	74,538	6.4	136,692	20,949	15.6
Total net revenue	448,508	100.0	1,167,358	100.0	877,137	134,427	100.0
Cost of revenue (excluding impairment loss):
Workspace membership	(624,844)	(139.3)	(814,002)	(69.7)	(557,102)	(85,380)	(63.5)
Marketing and branding services	(22,481)	(5.0)	(485,473)	(41.6)	(297,893)	(45,654)	(34.0)
Other services	(16,284)	(3.6)	(69,917)	(6.0)	(113,074)	(17,329)	(12.9)
Total cost of revenue (excluding impairment loss)	(663,609)	(148.0)	(1,369,392)	(117.3)	(968,069)	(148,363)	(110.4)
Impairment loss on long-lived assets	(111,203)	(24.8)	(52,030)	(4.5)	(36,505)	(5,595)	(4.2)
Pre-opening expenses	(20,165)	(4.5)	(15,124)	(1.3)	-	-	-
Sales and marketing expenses	(44,783)	(10.0)	(75,841)	(6.5)	(47,061)	(7,212)	(5.4)
General and administrative expenses	(118,798)	(26.5)	(181,582)	(15.6)	(320,202)	(49,073)	(36.5)
Remeasurement gain of previously held equity interests in connection with step acquisitions	27,543	6.1	386	0.0	-	-	-
Change in fair value of liabilities to be settled in shares	25,607	5.7	(179,475)	(15.4)	-	-	-
Loss from operations	(456,900)	(102.0)	(705,700)	(60.5)	(494,700)	(75,816)	(56.4)
Interest income/(expense), net	11,672	2.6	(10,402)	(0.9)	(12,863)	(1,971)	(1.5)
Subsidy income	31,783	7.1	16,782	1.4	13,931	2,135	1.6
Impairment loss on long-term investments	(18,990)	(4.2)	(37,453)	(3.2)	(10,060)	(1,542)	(1.1)
Gain on disposal of long-term investments	2,030	0.5	—	—	8,561	1,312	1.0
Loss on disposal of subsidiaries	—	—	—	—	(39,703)	(6,085)	(4.5)
Other (expense)/income, net	(11,715)	(2.6)	(63,480)	(5.4)	30,393	4,658	3.5
Loss before income taxes and loss from equity method investments	(442,120)	(98.6)	(800,253)	(68.6)	(504,441)	(77,309)	(57.5)
Provision for income taxes	(2,087)	(0.5)	(4,872)	(0.4)	(2,864)	(439)	(0.3)
(Loss)/gain from Equity method investments	(948)	(0.2)	(1,548)	(0.1)	(639)	(98)	(0.1)
Net loss	(445,155)	(99.3)	(806,673)	(69.1)	(507,944)	(77,846)	(57.9)
Less: net loss attributable to non-controlling interests	(15,563)	(3.5)	(15,523)	(1.3)	(19,452)	(2,981)	(2.2)
Net loss attributable to Ucommune International Ltd,	(429,592)	(95.8)	(791,150)	(67.8)	(488,492)	(74,865)	(55.7)
Net loss per share attributable to ordinary shareholders of Ucommune international Ltd.
– Basic	(9.91)	N/A	(15.80)	N/A	(7.50)	(1.15)	N/A
– Diluted	(9.91)	N/A	(15.80)	N/A	(7.50)	(1.15)	N/A
Weighted average shares used in calculating net loss per share
– Basic	43,359,150	N/A	50,074,152	N/A	65,141,759	N/A	N/A
– Diluted	43,359,150	N/A	50,074,152	N/A	65,141,759	N/A	N/A

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenue

Our net revenue decreased by 24.9% from RMB1,167.4 million in 2019 to RMB877.1 million (US$134.4 million) in 2020.

Workspace Membership Revenue

Our workspace membership net revenue decreased by 24.2% from RMB558.0 million in 2019 to RMB423.0 million (US$64.8 million) in 2020, primarily due to our decreased occupancy rate from 79% as of December 31, 2019 to 77% as of December 31, 2020 and temporary closures of spaces, mainly caused by the effects of the COVID-19 outbreak.

The decrease in our workspace membership net revenue was partially offset by net revenue of RMB8.8 million (US$1.4 million) generated under U Partner in 2020, compared to RMB0.6 in 2019. Our workspace membership net revenue accounted for 47.8% and 48.2% of our total net revenue in 2019 and 2020, respectively.

Marketing and Branding Services Revenue

Our marketing and branding services net revenue decreased by 40.6% from RMB534.8 million in 2019 to RMB317.5 million (US$48.7 million) in 2020, primarily due to the reduction in customers’ budgets for advertising and marketing services as a result of COVID-19. Our marketing and branding services net revenue accounted for 45.8% and 36.2% of our total net revenue in 2019 and 2020, respectively.

Other Services Revenue

Our other services net revenue increased by 83.4% from RMB74.5 million in 2019 to RMB136.7 million (US$20.9 million) in 2020, primarily due to increased net revenue from our interior design and construction services and SaaS services. Our other services net revenue accounted for 6.4% and 15.6% of our total net revenue in 2019 and 2020, respectively.

Cost of Revenue (excluding Impairment Loss)

Our cost of revenue (excluding impairment loss) decreased by 29.3% from RMB1,369.4 in 2019 to RMB968.1 million (US$148.4 million) in 2020.

Workspace Membership

Our cost of revenue (excluding impairment loss) for workspace membership decreased by 31.6% from RMB814.0 million in 2019 to RMB557.1 million (US$85.4 million) in 2020, primarily due to decreased operating costs related to leases, as well as the reduction in costs related to property services and staff. Our cost of revenue (excluding impairment loss) for workspace membership accounted for 69.7% and 63.5% of our total net revenue in 2019 and 2020, respectively.

Marketing and Branding Services

Our cost of revenue (excluding impairment loss) for marketing and branding services decreased by 38.6% from RMB485.5 million in 2019 to RMB297.9 million (US$45.7 million) in 2020, primarily attributable to decreased costs for advertising distribution and content design, which was in line with the decrease in our revenue from marketing and branding services. Our cost of revenue (excluding impairment loss) for marketing and branding services accounted for 41.6% and 34.0% of our total net revenue in 2019 and 2020, respectively.

Other Services

Our cost of revenue (excluding impairment loss) for other services increased by 61.7% from RMB69.9 million in 2019 to RMB113.1 million (US$17.3 million) in 2020, which was in line with increased revenue from our interior design and construction services and SaaS services. Our cost of revenue (excluding impairment loss) for other services accounted for 6.0% and 12.9% of our total net revenue in 2019 and 2020, respectively.

Impairment Loss on Long-lived Assets

Our impairment loss on long-lived assets was RMB36.5 million (US$5.6 million) in 2020, compared to RMB52.0 million in 2019. We evaluate the recoverability of long-lived assets including right-of-use assets, leasehold improvements, property and equipment with finite lives by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition whenever any events or changes in circumstances occur, such as a significant adverse change to market conditions that will impact the future use of the assets. The impairment loss on long-lived assets incurred was primarily due to some spaces and other assets, whose carrying value we expected would not be recoverable, during our expansion in that period.

Pre-opening Expenses

Our pre-opening expenses were nil in 2020, as compared to RMB15.1 million in 2019, primarily due to a gradual shift in our workspace strategy from a self-managed approach to an asset-light management approach, under which we did not incur any pre-opening expenses.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 37.9% from RMB75.8 million in 2019 to RMB47.1 million (US$7.2 million) in 2020, mainly due to decreased compensation for our sales and marketing personnel and the decrease in marketing and promotion expenses in response to the COVID-19 outbreak, partially offset by the increase in share-based compensation expenses. Our sales and marketing expenses accounted for 6.5% and 5.4% of our total net revenue in 2019 and 2020, respectively.

General and Administrative Expenses

Our general and administrative expenses increased by 76.3% from RMB181.6 million in 2019 to RMB320.2 million (US$49.1 million) in 2020, mainly due to increased share-based compensation expenses, partially offset by the decreased professional consulting fees and staff costs, as we optimized our staff structure and reduced our general and administrative personnel to increase operational efficiency. Our general and administrative expenses accounted for 15.6% and 36.5% of our total net revenue in 2019 and 2020, respectively.

Change in Fair Value of Liabilities to be Settled in Shares

Our change in fair value of liabilities to be settled in shares was nil in 2020, compared to a loss of RMB179.5 million in 2019. Our change in fair value of liabilities to be settled in 2019 reflected the increase in the fair value of our equity interests during the period.

Loss from Operations

As a result of the foregoing, our loss from operations was RMB494.7 million (US$75.8 million) in 2020, as compared to RMB705.7 million in 2019.

Interest Income/(expense), net

Our interest expense, net was RMB12.9 million (US$2.0 million) in 2020, compared to RMB10.4 million in 2019. We generated interest income from our bank balances, short-term investments and loan receivables and incurred interest expense on our convertible bonds, bank loans and other borrowings. The increase in interest expense, net in 2020 was primarily due to a decrease in interest income because of the maturity of certain short-term investments we made in 2019.

Subsidy Income

Our subsidy income was subsidies granted by local governments to support the development and operation of agile office spaces. Our subsidy income was RMB13.9 million (US$2.1 million) in 2020, as compared to RMB16.8 million in 2019.

Impairment Loss on Long-term investments

Impairment loss on long-term investments was RMB10.1 million (US$1.5 million) in 2020, as compared to RMB37.5 million in 2019. The decrease was primarily related to the impairment of our investment in an agile workspace services provider in 2019.

Loss on Disposal of Subsidiaries

Loss on disposal of subsidiaries was RMB39.7 million (US$6.1 million) in 2020, primarily attributable to losses from the disposal of several subsidiaries in 2020. Loss on disposal of subsidiaries was nil in 2019.

Other Income/(Expense), Net

Our other income, net, was RMB30.4 million (US$4.7 million) in 2020, as compared our other expense, net of RMB63.5 million in 2019, primarily attributable to (i) penalties associated with land that we made idle in 2019, which did not occur in 2020, and (ii) expense reversals from terminated lease contract in advance as a result of voluntary office space closures as part of our business transformation.

Provision for Income Taxes

We had a provision for income taxes of RMB2.9 million (US$0.4 million) in 2020 and RMB4.9 million in 2019, primarily related to income taxes incurred by certain companies we acquired in the second half of 2018.

Loss from Equity Method Investments

We had loss from equity method investments of RMB0.6 million (US$0.1 million) in 2020, and RMB1.5 million in 2019, primarily due to a decrease in losses recorded in connection with our investees in 2020.

Net Loss

As a result of the foregoing, our net loss was RMB507.9 million (US$77.8 million) in 2020 as compared to RMB806.7 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenue

Our net revenue increased by 160.3% from RMB448.5 million in 2018 to RMB1,167.4 million in 2019.

Workspace Membership Revenue

Our workspace membership net revenue increased by 41.5% from RMB394.4 million in 2018 to RMB558.0 million in 2019, primarily due to the growth in (i) the number of our spaces in operation from 162 as of December 31, 2018 to 174 as of December 31, 2019; (ii) the number of workstations available in spaces in operation from approximately 64,200 as of December 31, 2018 to approximately 73,300 as of December 31, 2019; (iii) the number of individual members using workstations from approximately 38,300 as of December 31, 2018 to approximately 58,100 as of December 31, 2019; and (iv) increased net revenue of RMB1.0 million generated under U Partner. Our workspace membership net revenue accounted for 87.9% and 47.8% of our total net revenue in 2018 and 2019, respectively.

Marketing and Branding Services Revenue

Our marketing and branding services net revenue increased by 2,072.6% from RMB24.6 million in 2018 to RMB534.8 million in 2019. The increase was primarily attributable to the acquisition of a company engaging in marketing and branding services in December 2018. Our marketing and branding services net revenue accounted for 5.5% and 45.8% of our total net revenue in 2019 and 2020, respectively.

Other Services Revenue

Our other services net revenue increased by 152.4% from RMB29.5 million in 2018 to RMB74.5 million (US$10.7 million) in 2019, primarily due to (i) increased net revenue generated from interior design and construction services since we acquired two companies engaged in design and build services in July 2018; and (ii) increased management fees due to the increase in the number of spaces in operation under U Brand. Our other services net revenue accounted for 6.6% and 6.4% of our total net revenue in 2018 and 2019, respectively.

Cost of Revenue (Excluding Impairment Loss)

Our cost of revenue (excluding impairment loss) increased by 106.4% from RMB663.6 million in 2018 to RMB1,369.4 million in 2019.

Workspace Membership

Our cost of revenue (excluding impairment loss) of workspace membership increased by 30.3% from RMB624.8 million in 2018 to RMB814.0 million in 2019, primarily attributable to (i) increased lease expenses of RMB107.1 million and (ii) increased depreciation and amortization costs of RMB28.9 million, primarily due to the increased managed area of our agile office spaces. Our cost of revenue (excluding impairment loss) for workspace membership accounted for 139.3% and 69.7% of our total net revenue in 2018 and 2019, respectively.

Marketing and Branding Services

Our cost of revenue (excluding impairment loss) of marketing and branding services increased by 2,059.5% from RMB22.5 million in 2018 to RMB485.5 million in 2019. The increase was primarily attributable to the costs associated with a company engaging in marketing and branding services we acquired in December 2018, including the costs for advertising distribution and content design, and employee compensation and benefits. Our cost of revenue (excluding impairment loss) for marketing and branding services accounted for 5.0% and 41.6% of our total net revenue in 2018 and 2019, respectively.

Other Services

Our cost of revenue (excluding impairment loss) of other services increased by 329.3% from RMB16.3 million in 2018 to RMB69.9 million in 2019, primarily due to (i) the increased number of spaces in operation under our U Brand; and (ii) costs incurred for providing interior design and construction services since July 2018. Our cost of revenue (excluding impairment loss) for other services accounted for 3.6% and 6.0% of our total net revenue in 2018 and 2019, respectively.

Impairment Loss on Long-lived Assets

Our impairment loss on long-lived assets was RMB52.0 million in 2019, as compared to RMB111.2 million in 2018. The impairment loss in 2019 and 2018 was mainly attributable to the spaces whose carrying value we expected would not be recoverable, primarily due to the underperformance of certain spaces we opened in new geographic markets with relatively higher lease expenses. However, we believe we can reduce the impairment losses caused by the underperformance of our spaces as our management capabilities improve and we gain experience in new geographic markets.

Pre-Opening Expenses

Our pre-opening expenses decreased by 25.0% from RMB20.2 million in 2018 to RMB15.1 million in 2019, primarily due to the decrease in managed area of our agile office spaces under preparation in 2019 compared to 2018.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 69.4% from RMB44.8 million in 2018 to RMB75.8 million in 2019, mainly attributable to (i) increased marketing and promotion expenses to attract more members and (ii) increased compensation for our sales and marketing personnel of business acquired.

General and Administrative Expenses

Our general and administrative expenses increased by 52.8% from RMB118.8 million in 2018 to RMB181.6 million in 2019, mainly attributable to an increase in the number of staff for management and administration in line with our agile office space business expansion in 2019.

Remeasurement Gain of Previously Held Equity Interests in Connection with Step Acquisitions

Our remeasurement gain of previously held equity interests in connection with step acquisitions was RMB386 thousand in 2019, compared to RMB27.5 million in 2018, primarily because change in fair value in 2018 was recognized in relation to the step acquisition achieved in stages, and the initial investments we made were remeasured to fair value.

Change in Fair Value of Liabilities to be Settled in Shares

Our change in fair value of liabilities to be settled in shares was a loss of RMB179.5 million in 2019, compared to a gain of RMB25.6 million in 2018. Our change in fair value of liabilities to be settled in shares in 2019 reflected the increase of the fair value of our equity interests.

Loss from Operations

As a result of the foregoing, our loss from operations was RMB705.7 million in 2019, compared to RMB456.9 million in 2018.

Interest Income/(expense), net

Our interest expense, net was RMB10.4 million in 2019, compared to RMB11.7 million of interest income, net in 2018. We generated interest income from our bank balances, short-term investments and loan receivables and incurred interest expense on our bank loans and other borrowings. Our interest expense in 2019 primarily included interests on convertible bonds issued in January 2019 and our bank and other borrowings.

Subsidy Income

Our subsidy income consisted of subsidies granted by local governments to support the development and operation of agile office spaces. Our subsidy income was RMB16.8 million in 2019, compared to RMB31.8 million in 2018.

Impairment Loss on Long-term Investments

Impairment loss on long-term investment was RMB37.5 million in 2019, compared to RMB19.0 million in 2018. The increase was primarily related to the impairment of our investment in a company engaged in agile workspace services.

Gain on Disposal of Long-term Investments

Our gain on disposal of long-term investments was generated from our sale of a long-term investment. Our gain on disposal of long-term investments was nil in 2019, compared to RMB2.0 million in 2018.

Other Expense, Net

Our other expense, net, was RMB63.5 million in 2019, as compared to our other income, net, of RMB11.7 million in 2018. Our other expense, net, in 2019 was mainly due to a provision for a penalty associated with idle land owned by us, the early termination of certain leases and other ancillary expenses.

Provision for Income Taxes

We had provision for income taxes of RMB4.9 million in 2019 and RMB2.1 million in 2018, primarily related to the income taxes incurred by certain companies we acquired in the second half of 2018.

Loss from Equity Method Investments

Our loss from equity method investments were loss generated from our certain investments, which was RMB1.5 million in 2019 compared to RMB0.9 million in 2018, primarily due to certain losses recorded in connection with our investees.

Net Loss

As a result of the foregoing, our net loss was RMB806.7 million in 2019 as compared to RMB445.2 million in 2018.

Non-GAAP Financial Measures

To supplement our combined and consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures for our combined and consolidated results: EBITDA (including EBITDA margin), adjusted EBITDA (including adjusted EBITDA margin) and adjusted net loss. We believe that EBITDA, adjusted EBITDA and adjusted net loss help understand and evaluate our core operating performance.

EBITDA, adjusted EBITDA and adjusted net loss are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their most directly comparable GAAP financial measures. As EBITDA, adjusted EBITDA and adjusted net loss have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

In light of the foregoing limitations, you should not consider EBITDA, adjusted EBITDA and adjusted net loss as substitutes for, or superior to, net loss prepared in accordance with U.S. GAAP. We encourage investors and others to review its financial information in its entirety and not rely on any single financial measure. For more information on these non-GAAP financial measures, please see the table below.

EBITDA represents net loss before interest income/(expense), net, provision for income taxes, depreciation of property and equipment and amortization of intangible assets.

Adjusted EBITDA represents net loss before (i) interest income/(expense), net, other expense /(income), net, provision for income taxes and loss on disposal of subsidiaries and (ii) certain non-cash expenses, consisting of share-based compensation expense, impairment loss on long-term investments. impairment loss on long-lived assets, depreciation of property and equipment, amortization of intangible assets and change in fair value of liabilities to be settled in shares, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted net loss represents net loss before share-based compensation expense, impairment loss on long-lived assets, impairment loss on long-term investments, change in fair value of liabilities to be settled in shares and loss on disposal of subsidiaries.

The following table sets forth a reconciliation of net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(445,155)	(806,673)	(507,944)	(77,846)
Interest (income)/expense, net	(11,672)	10,402	12,863	1,971
Provision for income taxes	2,087	4,872	2,864	439
Depreciation of property and equipment	79,162	108,303	76,353	11,702
Amortization of intangible assets	1,907	10,803	11,202	1,717
EBITDA (non-GAAP)	(373,671)	(672,293)	(404,662)	(62,017)
Share-based compensation expense	—	—	202,333	31,009
Impairment loss on long-lived assets	111,203	52,030	36,505	5,595
Change in fair value of liabilities to be settled in shares	(25,607)	179,475	—	—
Impairment loss on long-term investments	18,990	37,453	10,060	1,542
Loss on disposal of subsidiaries	—	—	39,703	6,085
Other expense/(income), net	11,715	63,480	(30,393)	(4,658)
Adjusted EBITDA (non-GAAP)	(257,370)	(339,855)	(146,454)	(22,444)

The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(445,155)	(806,673)	(507,944)	(77,846)
Share-based compensation expense	—	—	202,333	31,009
Impairment loss on long-lived assets	111,203	52,030	36,505	5,595
Change in fair value of liabilities to be settled in shares	(25,607)	179,475	—	—
Impairment loss on long-term investments	18,990	37,453	10,060	1,542
Loss on disposal of subsidiaries	—	—	39,703	6,085
Adjusted net loss (non-GAAP)	(340,569)	(537,715)	(219,343)	(33,615)

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our combined and consolidated financial statements.

Inflation

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash from capital contributions by our shareholders, short-term/long-term borrowings and capital market financings. As of December 31, 2018, 2019 and 2020, we had RMB274.6 million, RMB175.8 million and RMB348.1 million (US$53.3 million), respectively, in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash at bank and on hand and are primarily denominated in Renminbi.

Historically, we have not been profitable or generated positive net cash flows. In 2018, 2019 and 2020, we incurred losses from operations of RMB456.9 million, RMB705.7 million and RMB494.7 million (US$75.8 million), respectively and generated negative cash flows from operating activities of RMB52.1 million, RMB223.4 million and RMB27.6 million (US$4.2 million) respectively. In addition, as of December 31, 2020, we had short-term borrowings of RMB49.5 million (US$7.6 million), current portion of long-term borrowings of RMB3.6 million (US$0.6 million), working capital deficit (defined as total current assets deducted by total current liabilities) of RMB371.6 million (US$56.9 million) and an accumulated deficit of RMB2,240.2 million (U$$343.3 million).

We are seeking to expand our asset-light model, under which we can reduce upfront capital investments for opening new spaces. We regularly monitor our current and expected liquidity requirements to help ensure that we maintain sufficient cash balances to meet our existing and reasonably likely long-term liquidity needs.

We have the intention and ability to extend or renew the bank borrowings, or to borrow new loans from commercial banks or other institutions or entities in the next 12 months after the issuance date of the combined and consolidated financial statements.

On November 12, 2020, we obtained a line of credit of RMB90.0 million with annual interest rates ranging from 5% to 6.8% from Xiamen International Bank Beijing Branch. As of March 31, 2021, we had drawn down RMB70 million from the credit line and had unused credit line of RMB20 million. The drawn down amount bears an annual interest rate of 6.8%, and will mature between December 2021 and January 2022.

In addition, in February 2021, we closed a public offering of Class A ordinary shares and warrants and raised net proceeds of approximately RMB120.8 million (US$18.5 million) from the offering.

Based on our current business plan, we believe that our current cash and cash equivalents, current term deposits, short-term investments and anticipated cash flow from operations and financing activities will exceed our anticipated cash needs, including our cash needs for working capital and capital expenditures, and will be sufficient for at least the next 12 months.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — We require significant capital to fund our operations and growth. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may suffer.”

As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our PRC subsidiaries and our consolidated VIEs in China. Under PRC laws and regulations, we may provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may only provide Renminbi funding to our consolidated VIEs through entrusted loans. See “Item 3. Key Information — Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially adversely affect our liquidity and our ability to fund and expand our business.” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds — Use of Proceeds.”

The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to restrictions under PRC laws and regulations. See “Item 3. Key Information — Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.” and “Item 3. Key Information — Risk Factors — Risks Relating to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

The following table presents our selected combined and consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(52,071)	(223,357)	(27,644)	(4,235)
Net cash (used in)/provided by investing activities	(29,685)	7,424	(39,258)	(6,017)
Net cash provided by/(used in) financing activities	189,862	104,379	289,576	44,379
Effects of exchange rate changes	57	(51)	(18,185)	(2,787)
Net increase/(decrease) in cash, cash equivalents and restricted cash	108,163	(111,605)	204,489	31,340
Cash, cash equivalents and restricted cash – beginning of the year/period	199,743	307,906	196,301	30,084
Cash, cash equivalents and restricted cash – end of the year/period	307,906	196,301	400,790	61,424

Operating Activities

Net cash used in operating activities was RMB27.6 million (US$4.2 million) in 2020. The difference between net loss of RMB507.9 million (US$77.8 million) and the net cash used by operating activities was mainly due to (i) share-based compensation of RMB202.3 million (US$31.0 million), (ii) amortization of right-of-use assets of RMB159.7 million (US$24.5 million) primarily associated with right-of-use of our spaces, and (iii) loss on disposal of property and equipment of RMB138.8 million (US$21.3 million), partially offset by a decrease in lease liabilities of RMB229.6 million (US$35.2 million). We have tightened requirements on rent collection to avoid incurring bad debt during the COVID-19 period. We have also implemented stricter budget control to lower unnecessary expenses and advances.

Net cash used in operating activities was RMB223.4 million in 2019. The difference between net loss of RMB806.7 million and the net cash used in operating activities was mainly due to (i) amortization of our ROU assets of RMB289.0 million primarily associated with right-of-use of our spaces, (ii) change in fair value of liabilities to be settled in shares of RMB179.5 million reflecting the increase in fair value of our Company in 2019, and (iii) depreciation of property and equipment of RMB108.3 million.

Net cash used in operating activities was RMB52.1 million in 2018. The difference between net loss of RMB445.2 million and the net cash used in operating activities was mainly due to (i) amortization of our ROU assets of RMB288.1 million, and (ii) impairment loss on long-lived assets of RMB111.2 million.

Investing Activities

Net cash used in investing activities was RMB39.3 million (US$6.0 million) in 2020, primarily attributable to (i) purchase of property, plant and equipment of RMB95.4 million (US$14.6 million), (ii) purchase of term deposits of RMB41.0 million (US$6.3 million), and (iii) purchase of short-term investments of RMB25.0 million (US$3.8 million), partially offset by (i) settlement of short-term investments of RMB57.0 million (US$8.7 million) and (ii) cash received from disposal of subsidiary of RMB50.0 million (US$7.7 million).

Net cash provided by investing activities was RMB7.4 million in 2019, primarily attributable to (i) settlement of short-term investments of RMB317.2 million, and (ii) loans collected from third parties of RMB190.0 million, partially offset by (i) purchase of short-term investments of RMB321.9 million, and (ii) purchase of property and equipment of RMB173.6 million.

Net cash used in investing activities was RMB29.7 million in 2018, primarily attributable to (i) purchase of property and equipment of RMB135.2 million, (ii) loans provided to third parties of RMB70.0 million and (iii) purchase of short-term investments of RMB32.2 million, partially offset by (i) settlement of short-term investments of RMB206.4 million, and (ii) cash received for business acquisitions of RMB29.9 million.

Financing Activities

Net cash provided by financing activities in 2020 was RMB289.6 million (US$44.4 million), primarily attributable to (i) proceeds of RMB371.4 million (US$56.9 million) from equity financings provided by PIPE investors, (ii) loans received from third parties of RMB97.0 million (US$14.9 million), and (iii) reverse recapitalization of RMB35.9 million (US$5.5 million), partially offset by loan repayment to third parties of RMB160.2 million (US$24.6 million) and repayment of convertible bonds of RMB65.3 million (US$10 million).

Net cash provided by financing activities in 2019 was RMB104.4 million, primarily attributable to (i) loan received from third parties of RMB120.2 million, and (ii) cash received from issuing convertible bonds of RMB69.8 million, partially offset by loans repaid to third parties of RMB73.7 million.

Net cash provided by financing activities in 2018 was RMB189.9 million, primarily attributable to (i) subscription received to be settled in shares of RMB126.5 million, and (ii) loans received from third parties of RMB60.0 million, partially offset by loan repaid to third parties of RMB11.3 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of property and equipment and purchase of intangible assets. Our capital expenditures were RMB277.0 million, RMB224.5 million, RMB95.4 million (US$14.6 million) for 2018, 2019 and 2020, respectively. Our commitments for capital expenditures as of December 31, 2020 were RMB26 thousand (US$4.0 thousand). See “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations.” We intend to fund our future capital expenditures with our existing cash balance and proceeds from securities offerings.

Holding Company Structure

Each of Ucommune International Ltd and Ucommune Group Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, our consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of our consolidated VIEs.

Pursuant to the law applicable to China’s foreign investment enterprises, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds is at our subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information — Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed.

Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrusted loans from our PRC subsidiaries to our consolidated VIEs or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our combined and consolidated financial statements against the consolidated affiliated entity’s share capital.

Change in Registered Independent Public Accounting Firm

In connection with a proposed initial public offering of Ucommune Group Holdings Limited (“Ucommune Group Holdings”), Ucommune Group Holdings previously engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) to audit its combined and consolidated financial statements for the fiscal years ended December 31, 2017 and 2018. The proposed initial public offering of Ucommune Group Holdings was subsequently put on hold, and Ucommune Group Holdings’ engagement with Deloitte was terminated effective on June 1, 2020. Ucommune Group Holdings withdrew its initial public offering documents on August 6, 2020.

In connection with the Business Combination, Ucommune Group Holdings engaged Marcum Bernstein & Pinchuk LLP (“Marcum BP”) effective on June 2, 2020 as Ucommune Group Holdings’ independent registered public accounting firm to audit its combined and consolidated financial statements for the two fiscal years ended December 31, 2018 and 2019.

The change of Ucommune Group Holdings’ independent registered public accounting firm had been approved by the board of directors of Ucommune Group Holdings (the “Ucommune Group Holdings Board”), and the decision was not made due to any disagreements between Ucommune Group Holdings and Deloitte.

The reports of Deloitte on Ucommune Group Holdings’ combined and consolidated financial statements for the fiscal years ended December 31, 2017 and 2018 previously filed with the Securities and Exchange Commission did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2017 and 2018 and the subsequent interim period through June 1, 2020, in connection with Deloitte’s audits on Ucommune Group Holdings’ combined and consolidated financial statements for the fiscal years ended December 31, 2017 and 2018, other than as disclosed hereinafter, there were no (i) disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreements in their report on the combined and consolidated financial statements for such years, or (ii) “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

In January 2020, Deloitte informed the Ucommune Group Holdings Board that Deloitte became aware of certain contractual arrangements regarding shareholder transactions of Ucommune Group Holdings which were not previously provided to Deloitte, and raised concerns over the impact of these contracts on the subsequent event footnote to the combined and consolidated financial statements for the years ended December 31, 2017 and 2018, which omitted disclosures related to the contractual arrangements as well as Ucommune Group Holdings’ internal control over financial reporting.

In response to the issues raised by Deloitte, the Ucommune Group Holdings Board commenced an investigation of such issues with assistance from external legal advisors. On July 22, 2020, the Ucommune Group Holdings Board concluded this investigation and Ucommune Group Holdings had implemented relevant remedy measures including changes to the Ucommune Group Holdings Board composition and senior management team, strengthening internal control structure, and assessment of the impact of these contracts on the 2019 financial statements and related disclosures.

Ucommune Group Holdings provided a copy of this disclosure to Deloitte and requested that Deloitte furnish Ucommune Group Holdings with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Deloitte, dated August 19, 2020, addressed to the SEC regarding the disclosure herein under the heading “Change in Registered Independent Public Accounting Firm” (which was previously disclosed in the Form F-4 of Ucommune International Ltd dated August 18, 2020) is filed as Exhibit 15.3 to this annual report.

Prior to Marcum BP’s engagement, neither Ucommune Group Holdings nor anyone on its behalf consulted Marcum BP regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Ucommune Group Holdings’ financial statements, and neither a written report nor oral advice was provided to Ucommune Group Holdings by Marcum BP that Marcum BP concluded was an important factor considered by Ucommune Group Holdings in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

C.	Research and Development, Patents and Licenses

See “Item 4. Information on the Company—B. Business Overview—Technology” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our combined and consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments as of December 31, 2020.

	Payments Due by Years Ending
	Total	Less than 1 year	1-3 years	3-5 year	More than 5 years
	(RMB in thousands)
Short-term borrowings(1)	49,457	49,457	–	–	–
Long-term borrowings(2)	18,860	3,618	15,242	–	–
Capital commitments(3)	26	26	–	–	–
Investment commitments(4)	18,800	–	–	–	18,800
Lease commitments(5)	1,336,325	365,049	375,623	278,175	317,478
Total contractual obligations	1,423,468	418,150	390,865	278,175	336,278

Note:

(1)	Short-term borrowings represent borrowings from commercial banks with annual interest rate from 5.2% to 6.8%.
(2)	Long-term borrowings primarily consist of loans from commercial bank with an annual interest rate from 5.00% to 12.24%.
(3)	Capital commitments relate to capital expenditures on leasehold improvements with payment due within one year.
(4)	Investment commitments relate to our obligation to pay several long-term investments under various arrangements as of December 31, 2020 with payment due within six and a half years.
(5)	Lease commitments relate to our obligation to pay under lease agreements.

G.	Safe Harbor

See “Forward-Looking Statements” on page iv of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Cheong Kwok Mun	52	Chairman of the Board of Directors, Chief Financial Officer
Zhuangkun He	48	Chief Executive Officer
Daqing Mao	51	Director
Zhimo Zhao	38	Director
Jian Zhang	44	Independent Director
Mei Han	51	Independent Director
Jinghong Xu	57	Independent Director
Xianhao Gu	39	Independent Director
Guohang Wang	42	Chief Strategy Officer
Xin Guan	39	Chief Operating Officer
Binchao Xu	42	Chief Technology Officer
Zhenfei Wu	43	Chief Marketing Officer
Jianghai Shen	35	Chief Product Designer

Cheong Kwok Mun has served as our chairman of board of directors and chief financial officer since November 2020. Prior to joining us in 2019, he was an independent consultant specializing in real estate advisory services. He previously served as the Asian regional head of capital raising and client relations at Corestate Capital Group from 2015 to 2017. Before that, he had worked at CapitaLand Limited (SGX: C31) for 11 years, during which he served as the managing director of Raffles City China Fund from 2008 to 2010 and as vice president of investor relations and capital partners at the headquarters in Singapore from 2009 to 2015. Mr. Cheong received his bachelor’s degree in economics from the University of Western Australia in 1993.

Zhuangkun He has served as our chief executive officer since November 2020. Before joining us, Mr. He was a practicing lawyer for more than ten years and he served as partner in Liuhe Jinzheng Law Firm. He received his master’s degree in law from University of International Business and Economics in 2008 and his bachelor’s degree in engineering from Zhengzhou Engineering College (currently known as Zhengzhou University) in 1995.

Daqing Mao is our founder and has served as our director since December 2020. Prior to founding the Company, Dr. Mao served as the executive vice president of China Vanke Co., Ltd. (HKEX: 2202) and the general manager of Beijing Vanke Company Limited from 2009 to 2015. Prior to that, Dr. Mao served as the Bohai-Rim region general manager of CapitaLand China Holdings Pte Ltd (Beijing) from 2002 to 2009, and was the chief representative of The Ascott Limited (Beijing) from 2000 to 2002, was a resident architect and project manager at Somerset Holding’s Limited from 1996 to 1999, was a senior designer at Nikken Sekkei International from 1994 to 1996, and was a senior planner at Thailand’s Saha Group from 1993 to 1994. Dr. Mao is also the founder and chairman of 5Lmeet, a lifestyle innovation company based in Beijing. He is a Charted Architect in China and serves as visiting professor in multiple universities and an expert consultant of the Beijing Municipal People’s Government. Dr. Mao received his bachelor’s degree in architecture from Southeast University in 1991 and his Ph.D. degree in management science and engineering from Tongji University in 2002. He also completed his post-doctoral program in regional economics at Peking University in 2006.

Zhimo Zhao has served as our director since November 2020. Mr. Zhao is in charge of our investor relations. Mr. Zhao served as chief marketing officer and chief representative for East Asia region at Eurofr Environment Tech. Ltd. Mr. Zhao received his master’s degree in management from the Australian National University in 2013.

Jian Zhang has served as our independent director since November 2020. Ms. Zhang has served as independent director of Shenzhen Sinexcel Electric Co., Ltd. (SZSE: 300693) since 2015, and served as independent director of NetPosa Technologies Ltd. (SZSE: 300367) from 2016 to 2020. Ms. Zhang worked at TCL group from 2007 to 2014, in charge of financial matters. Ms. Zhang also had nine years of professional auditing experience at Ernst & Young from 1998 to 2007. Ms. Zhang received her EMBA degree from China Europe International Business School in 2013 and her bachelor’s degree in accounting from Beijing Wuzi University in 1997. In November 2020, the China Securities Regulatory Commission imposed a penalty of RMB50,000 on Ms. Zhang because NetPosa Technologies failed to disclose certain guarantee arrangements and material contracts in annual reports when Mr. Zhang acted as a director of NetPosa Technologies.

Mei Han has served as our independent director since November 2020. Dr. Han has more than 25 years of experience in the areas of finance, investment strategies, sales and management. During 20 years of working for Capital Group from 1997 to 2017, Dr. Han held several senior management roles, including managing director for Capital Group’s strategic solutions. She was also a founding member of Capital Group China. Dr. Han received her doctorate degree in business administration from University of South Australia in 2010, her master’s degree in business administration from European University in 1993, and her bachelor’s degree in law from Peking University in 1990.

Jinghong Xu has served as our independent director since November 2020. Mr. Xu is the chairman of Zhongguancun Longmen Investment Limited, and served as the chairman of Tsinghua Holdings Co., Ltd. from 2012 to 2018. Mr. Xu has years of experience at Tsinghua University at various positions including Deputy Director of President’s Office, Director of Administration, and Vice Dean of General Affairs. Mr. Xu received his master’s degree in mechanical engineering from Tsinghua University in 1988.

Xianhao Gu has served as our independent director since December 2020. Mr. Gu has worked for New Oriental Education & Technology (NYSE: EDU) since 2006. He served in various positions in New Oriental Education & Technology, including the assistant to the chief financial officer since 2019, managing director and head of risk control of the New Oriental Education Industry Fund since 2018, chief financial officer of Maxen International Education, a subsidiary of New Oriental Education & Technology, from 2012 to 2018, and financial manager of financial management department from 2006 and 2012. Mr. Gu received his bachelor’s degree in accounting from Dongbei University of Finance and Economics in July 2004 and is a chartered accountant.

Guohang Wang has served as our chief strategy officer since November 2020. Prior to joining us in 2019, Mr. Wang founded Rocket Technology in 2018, which we acquired in 2019. Prior to that, Mr. Wang served as the chief executive officer of Beijing Lailai Web Network Technology Co., Ltd. from 2011 to 2018, as vice president of Utour Group Co., Ltd. (SZSE: 002707) from 2006 to 2010, and as general manager of Beijing branch of HNA Tourism Group Co., Ltd. from 2002 to 2006. He received his bachelor’s degree in arts from College of Applied Arts and Science of Peking University, now known as College of Applied Arts and Science of Beijing Union University, in 2000.

Xin Guan has served as our chief operating officer since November 2020. Before joining us in 2016, she was in charge of systematic construction at Taikang Community from 2014 to 2016. She also served as vice president for the medium-level brand chain at Plateno Group from 2012 to 2014. Ms. Guan obtained her bachelor’s degree in mathematics with a dual degree in business administration from University of Waterloo in 2004.

Binchao Xu has served as our chief technology officer since November 2020. Prior to joining us in 2015, Mr. Xu served as general manager of the product center of Hi Sun Technology (China) Limited (HKEX: 0818) from 2009 to 2013, and manager of the product division of Nine Energy Service, Inc. (NASDAQ: NINE) from 2006 to 2008. Mr. Xu received his bachelor’s degree in computer science and application from Lanzhou University in 2002.

Zhenfei Wu has served as our chief marketing officer since November 2020. Prior to joining us in 2018, Mr. Wu Zhenfei founded Shengguang Zhongshuo Digital Marketing Co., Ltd. in 2015, which we acquired in 2018. Prior to that, Mr. Wu served as general manager of south China district of media and advertising department and vice manager of Shenzhen branch of Bluefocus Intelligent Communications Group Co., Ltd. from 2014 to 2015, general manager of south China district of Shanghai OMP Advertisement Communication Company from 2013 to 2014, vice general manager of south China district of Shanghai Madhouse Advertisement Communication Company in 2012, vice general manager of south China district of Shanghai MediaV Advertisement Communication Company from 2009 to 2012, senior manager of Shanghai Allyes Advertisement Communication Company from 2005 to 2009, and senior manager of International Data Group from February 2004 to August 2005. Mr. Wu received his bachelor’s degree in mechanical engineering and automation from South China University of Technology in 2001 and his graduate certificate in marketing and communication from the University of Hong Kong in 2015.

Jianghai Shen has served as our chief product designer since November 2020. Prior to joining us in 2018, Mr. Shen founded Beijing Daguan Architectural Design Consulting Co., Ltd. in 2016, which we acquired in 2018. Prior to that, he served as design manager at Sino-Ocean Group Holding Limited (HKEX: 3377) from 2015 to 2016, as architectural design manager at China Vanke Co., Ltd. (HKEX: 2202) from 2011 to 2015, and as architect at Zaha Hadid Architects from 2010 to 2011. Mr. Shen received his master’s degree in architecture design from University of Westminster in 2010 and his bachelor’s degree in architecture from Hebei University of Technology in 2009.

B.	Compensation

For the fiscal year ended December 31, 2020, we paid an aggregate of RMB5.1 million (US$0.8 million) in cash to our directors and executive officers. For share incentive grants to our directors and executive officers, see “— Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can then be renewed upon mutual agreement before the expiration of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may also terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-compete and non-solicitation restrictions during the term of his or her employment and for twenty-four months following the last date of employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

2019 Plan

We adopted the 2019 Plan on August 22, 2019, to attract and retain exceptionally qualified personnel and to encourage them to acquire a proprietary interest in our growth and performance. The 2019 Plan provides for the issuance of up to an aggregate of 15,028,567 of our ordinary shares.

The options granted under the 2019 Plan have been completely assumed and replaced by the options under the 2020 Plan. One option granted under the 2019 Plan was assumed and replaced by 0.478333 option under the 2020 Plan.

2020 Plan

We adopted the 2020 Plan on November 17, 2020, to assume and replace the 2019 Plan. We rolled over options granted under the 2019 Plan with the same terms. The 2020 Plan provides for the issuance of up to an aggregate of 7,188,661 of Class A ordinary shares. As of the date of this annual report, options to purchase an aggregate number of 6,947,191 Class A ordinary shares were granted and outstanding to replace the granted and outstanding awards under 2019 Plan.

The terms under the 2020 Plan are substantially the same with the 2019 Plan. The following paragraphs summarize the terms of the 2020 Plan.

Types of Awards.    The 2020 Plan permits the awards of options, share appreciation rights, rights to dividends and dividend equivalent right, restricted shares and restricted share units and other rights or benefits under the 2020 Plan.

Plan Administration.    The 2020 Plan shall be administrated by a committee formed in accordance with applicable stock exchange rules, unless otherwise determined by the board of directors.

Eligibility.    Our employees and consultants are eligible to participate in the 2020 Plan. An employee or consultant who has been granted an award may, if he or she is otherwise eligible, be granted additional awards.

Designation of Award.    Each award under the 2020 Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by the company and the grantee, including any amendments thereto.

Conditions of Award.    Our board of directors or any entity appointed by our board of directors to administer the 2020 Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, and form of payment upon settlement of the award.

Terms of Award.    The term of each award is stated in the award agreement between the company and the grantee of such award.

Transfer Restrictions.    Unless otherwise determined by the administrator of the 2020 Plan, no award and no right under any such award, shall be assignable, alienable, saleable or transferable by the employee otherwise than by will or by the laws of descent and distribution unless, if so determined by the administrator of the 2020 Plan, the employee may, in the manner established by such administrator, designate a beneficiary or beneficiaries to exercise the rights of the employee, and to receive any property distributable, with respect to any award upon the death of the employee.

Exercise of Award.    Any award granted under the 2020 Plan is exercisable at such times and under such conditions as determined by the administrator under the terms of the 2020 Plan and specified in the award agreement. An award is deemed to be exercised when exercise notice has been given to the company in accordance with the terms of the award by the person entitled to exercise the award and full payment for the shares with respect to which the award is exercised.

Amendment, Suspension or Termination of the 2020 Plan.    The administrator of the 2020 Plan may amend, alter, suspend, discontinue or terminate the 2020 Plan, or any award agreement hereunder or any portion hereof or thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without:

●	shareholder approval with such legally mandated threshold for a resolution of the shareholders if such approval is necessary to comply with any tax or regulatory requirement for which or with which the administrator of the 2020 Plan deems it necessary or desirable to qualify, or

●	shareholder approval with such threshold for a resolution of the shareholders in respect of such amendment, alteration, suspension, discontinuation or termination as provided in our Memorandum And Articles Of Association for any amendment to the 2020 Plan that increases the total number of shares reserved for the purposes of the 2020 Plan, and

●	with respect to any award agreement, the consent of the affected employee, if such action would materially and adversely affect the rights of such employee under any outstanding award.

The following table summarizes options that we granted to the persons who serve as our directors and executive officers under the 2020 Plan. Such options were granted to reflect assumption of the awards granted to such persons under the 2019 Plan.

Name	Position	Our Class A Ordinary Shares Underlying Outstanding Options to Be Assumed	Option Exercise Price (US$ per Share)	Date of Grant	Date of Expiration
Cheong Kwok Mun	Chairman of the Board of Directors, Chief Financial Officer	*	0.00021	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Zhuangkun He	Chief Executive Officer	*	0.00021	September 19, 2019	September 19, 2029
Daqing Mao	Director	—	—	—	—
Zhimo Zhao	Director	*	0.00021	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Jian Zhang	Independent Director	—	—	—	—
Mei Han	Independent Director	—	—	—	—
Jinghong Xu	Independent Director	—	—	—	—
Xianhao Gu	Independent Director	—	—	—	—
Guohang Wang	Chief Strategy Officer	—	—	—	—
Xin Guan	Chief Operating Officer	*	0.00021	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Binchao Xu	Chief Technology Officer	*	0.00021	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Zhenfei Wu	Chief Marketing Officer	*	0.00021	September 1, 2020	September 1, 2030
Jianghai Shen	Chief Product Designer	—	—	—	—
All non-executive employees as a group		5,438,691	0.00021	Various dates from September 19, 2019 to October 13, 2020	Various dates from September 19, 2029 to October 13, 2030

*	Less than 1% of our Ordinary Shares.

C.	Board Practices

Board of Directors

Our board of directors consists of seven directors, including four independent directors: Jian Zhang, Mei Han, Jinghong Xu and Xianhao Gu. A director is not required to hold any of our shares to qualify as a director. The Listing Rules of the NASDAQ generally require that a majority of an issuer’s board of directors must consist of independent directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any of our debt, liability or obligation or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of our Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. We have also adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Jian Zhang, Mei Han and Jinghong Xu, chaired by Jian Zhang. We have determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Jian Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	establishing clear hiring policies for employees or former employees of the independent auditors;

●	reviewing and recommending to our board of directors for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board of directors for inclusion in our annual reports;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing policies with respect to risk assessment and risk management;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	periodically reviewing and reassessing the adequacy of the committee charter;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing;

●	meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance;

●	reporting periodically to our board of directors; and

●	handling other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee.    Our compensation committee consists of Mei Han, Cheong Kwok Mun and Xianhao Gu, chaired by Mei Han. We have determined that Mei Han satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and evaluating our executive compensation and benefits policies generally;

●	reviewing and recommending any incentive compensation or equity plans, programs or other similar arrangements;

●	periodically reviewing and reassessing the adequacy of the committee charter;

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

●	reporting periodically to our board of directors; and

●	handling other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Jinghong Xu, Daqing Mao and Zhimo Zhao, chaired by Jinghong Xu. We have determined that Jinghong Xu satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to our board of directors for election or re-election to our board of directors, or for appointment to fill any vacancy or newly created directorships on our board of directors;

●	reviewing periodically with our board of directors the current composition of our board of directors with respect to characteristics such as judgment, experience, expertise, diversity and background;

●	recommending to our board of directors such criteria with respect to nomination or appointment of members of our board of directors and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

●	recommending to our board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	periodically and reassessing the adequacy of the committee charter;

●	overseeing compliance with the corporate governance guidelines and code of business conduct and ethics; and

●	overseeing and leading the self-evaluation of our board of directors in its performance and effectiveness as a whole.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to us a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience.

However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends;

●	appointing directors or officers and determining their terms of offices and responsibilities;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of our shares, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution of all shareholders. A director will be removed from office automatically if, among other things, the director:

●	becomes bankrupt or makes any arrangement or composition with his creditors;

●	dies or is found by us to be of unsound mind;

●	resigns by notice in writing to us;

●	is prohibited by law from being a director; or

●	is removed from office pursuant to any other provisions of our Memorandum and Articles of Association.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

D.	Employees

We had a total of 642, 766 and 560 employees as of December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, approximately 73% of our employees held a bachelor’s degree or above. The following table gives a breakdown of our employees as of December 31, 2020 by function:

Function	Number
Operation and development	316
Technology and product development	145
Sales and marketing	13
Finance	49
General administrative and others	37
Total	560

As of December 31, 2020, 551 of our employees were based in Greater China. The remainder of our employees were based in Singapore.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with our senior management that contain non-compete restrictions. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2021 by:

●	each of our directors and executive officers; and

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

The calculations in the table below are based on 85,390,114 ordinary shares issued and outstanding as of March 31, 2021, comprising of 75,937,707 Class A ordinary shares and 9,452,407 Class B ordinary shares.

	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary	Total Beneficial Ownership	Total Aggregate Voting Power
Name	Number	%	Number	%	Shares**	(%)***	(%)****
Directors and Executive Officers (1)
Cheong Kwok Mun	*		—		*	*	*
Zhuangkun He	*		—		*	*	*
Daqing Mao(3)	—		9,452,407		9,452,407	11.1	65.1
Zhimo Zhao	*		—		*	*	*
Jian Zhang	—		—		—	—	—
Mei Han	—		—		—	—	—
Jinghong Xu	—		—		—	—	—
Xinhao Gu	—		—		—	—	—
Guohang Wang(2)	962,288		—		962,288	1.1	0.4
Xin Guan	*		—		*	*	*
Binchao Xu	*		—		*	*	*
Zhenfei Wu	*		—		*	*	*
Jianghai Shen	*		—		*	*	*
All Executive Officers and Directors as a group	2,947,352		9,452,407		12,399,759	14.4	66.5
Principal Shareholders
Holding group of Dr. Daqing Mao/Angela Bai(3)	—		9,452,407		9,452,407	11.1	65.1
AMBITIOUS WORLD LIMITED(4)	5,374,142		—		5,374,142	6.3	2.5

*	Less than 1%.
**	On as-converted basis. We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 15 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
***	For each person and group included in this column, percentage ownership is calculated by dividing the sum of (i) the number of shares beneficially owned by such person or group (including the number of shares on a pro rata basis based on an aggregate of 3,140,567 ordinary shares of us, being the sum of 2,667,947 Class A ordinary shares and 472,620 Class B ordinary shares, issued and held in escrow by the escrow agent to satisfy any indemnification obligations of the former Ucommune shareholders) and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days as the date of this annual report, by 85,390,114, including Class A ordinary shares issued or to be issued to investors of the $60.9 million PIPE financing.

****	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.
(1)	Except for Jian Zhang, Jinghong Xu, Xianhao Gu and Mei Han, the address of our directors and executive officers is Floor 8, Tower D, No.2 Guang Hua Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Jian Zhang is 3D Building D, Baoneng Taigucheng North, Nanshan District, Shenzhen, People’s Republic of China. The business address of Jinghong Xu is Room 601 6-F, No.2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China. The business address of Xianhao Gu is No.6 Haidian Zhongjie, Haidian District, Beijing, People’s Republic of China. The business address of Mei Han is 214 Depot Road, #18-68, The lnterlace, Singapore.
(2)	Represents 962,288 Class A ordinary shares to be issued to Bannong Holdings Limited, a British Virgin Islands company controlled by Mr. Guohang Wang. The registered address of Bannong Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(3)	Based on the Schedule 13G filed on February 8, 2021, represents an aggregate of 9,452,407 Class B ordinary shares, consisting of (i) 4,200,000 Class B ordinary shares held by Maodq Limited, a limited liability company incorporated in the British Virgin Islands wholly owned by Dr. Daqing Mao, (ii) 3,817,408 Class B ordinary shares held by Fair Vision Group Limited, a British Virgin Islands company wholly owned by Planet MDQ Limited and ultimately controlled by Dr. Daqing Mao, and (iii) 1,434,999 Class B ordinary shares held by Astro Angel Limited, a British Virgin Islands company wholly owned by Baixh Limited and ultimately controlled by Ms. Angela Bai, the spouse of Dr. Daqing Mao. The registered address of Maodq Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. The registered address of Fair Vision Group Limited and Astro Angel Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(4)	Based on the Schedule 13G filed on February 11, 2021, represents 5,374,142 Class A ordinary shares held by Ambitious World Limited, a British Virgin Islands company controlled by Wisdom World Group Limited. Mr. Weihao Zhao is the sole director of Ambitious World Limited. Wisdom World Group Limited is incorporated in the British Virgin Islands and is a nominee company under a trust established by Mr. Bin Zhao as the settlor (the “Trust”) where THE CORE TRUST COMPANY LIMITED and TCT (BVI) Limited acts as the trustee and the nominee company, respectively, under the Trust. Wisdom World Group Limited is directly wholly owned by TCT (BVI) Limited. TCT (BVI) Limited is established under the laws of the British Virgin Islands and is wholly owned by THE CORE TRUST COMPANY LIMITED. Mr. Weihao Zhao, a family member of Mr. Bin Zhao, is the beneficiary of the Trust with respect to our Class A ordinary shares held by Ambitious World Limited. The Trust is irrevocable with respect to our Class A ordinary shares held by Ambitious World Limited. Pursuant to Section 13(d) of the Act, Mr. Weihao Zhao may be deemed to beneficially own all of the Class A ordinary shares held by Ambitious World Limited. Wisdom World Group Limited and TCT (BVI) Limited, each as a nominee company under the Trust, and The CORE TRUST COMPANY LIMITED, as the trustee under the Trust, should not be deemed to beneficially own any Class A Ordinary Shares directly held by Ambitious World Limited under Section 13(d) of the Act. The registered address of Ambitious World Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2021, 1,500,000 of our Class A ordinary shares and none of our Class B ordinary shares were held by two record holders in the United States, representing approximately 1.8% of our total outstanding shares on an as converted basis.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Business Combination

On November 17, 2020, we consummated a business combination pursuant to a merger agreement with Orisun Acquisition Corp. and certain other parties. Following the business combination, Ucommune Group Holdings Limited became a wholly owned subsidiary of Ucommune International Ltd. In connection with the closing of business combination, as of November 18, 2020, certain backstop investors had invested an aggregate amount of $68.0 million pursuant to backstop agreements, including an aggregate investment of $60.9 million in a PIPE financing.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation— Share Incentive Plan.”

Other Transactions with Related Parties

Transactions with Dr. Daqing Mao

In December 2018, we extended a loan of RMB2.2 million to Dr. Daqing Mao, our founder and one of our directors. We settled all outstanding balances of this loan in March 2019.

Transactions with Angela Bai

In August 2020, Angela Bai, spouse of Dr. Daqing Mao, extended two loans of US$1.1 million and RMB8.0 million to us, respectively. One loan had an interest rate of 8.0% per annum with a maturity date of January 4, 2021, and the other had an interest rate of 4.785% per annum with a maturity date of August 15, 2021. In October 2020, Angela Bai lent us another loan of RMB1.5 million with interest rate of 4.785% and a maturity date of January 5, 2021. As of December 31, 2020, the amount due to Angela Bai was RMB4.8 million (US$0.8 million).

Transactions with Youxiang Group

We entered into six lease agreements with Youxiang Chuangzhi (Beijing) Technology Service Co., Ltd. and its affiliates, collectively Youxiang Group, an affiliate of Dr. Daqing Mao. Those lease agreements have terms ranging from two years to 20 years, and we pay daily rents ranging from RMB2.83/m2 to RMB10/m2 with annual increases set forth in the lease agreements.

For the years ended December 31, 2018, 2019 and 2020, the lease expenses incurred in connection with lease agreements with Youxiang Group were RMB12.0 million, RMB22.3 million and RMB12.6 million (US$1.9 million), respectively. As of December 31, 2018, 2019 and 2020, the amounts due to Youxiang Group under these lease agreements were RMB8.0 million, RMB27.9 million and RMB24.6 million (US$3.8 million), respectively.

Youxiang Group provides property management services to us. For the years ended December 31, 2018, 2019 and 2020, the expenses incurred in connection with property management services provided by Youxiang Group were RMB1.5 million, RMB3.5 million and RMB3.7 million (US$0.6 million), respectively. As of December 31, 2018, 2019 and 2020, the amounts due to Youxiang Group for property management services were nil, RMB6.2 million and RMB6.4 million (US$10.0 million), respectively.

In June 2020, Youxiang Group provided a loan of RMB3.0 million due August 31, 2020 with an interest rate of 4.785% per annum to us. In September 2020, Youxiang provided another loan of RMB5.0 million due October 28, 2020 with an interest rate of 4.785% to us. In October 2020, Youxiang Group provided a third loan of RMB6.0 million due February 9, 2021 with an interest rate of 4.785% per annum. In November 2020, Youxiang Group provided a fourth loan of RMB3.5 million due December 4, 2020 with an interest rate of 8.000% per annum. As of December 31, 2020, the amounts due to Youxiang Group were RMB6.0 million (US$0.9 million). We incurred aggregate interest expense of RMB0.2 million on these borrowings in 2020.

We provide consulting, construction and designing services to Youxiang Group. For the years ended December 31, 2018, 2019 and 2020, revenue generated from Youxiang Group for consulting, construction and designing services was RMB4.4 million, RMB12.1 million and RMB19.3 million (US$3.0 million), respectively. As of December 31, 2018, 2019 and 2020, the amounts due from Youxiang Group for consulting, construction and designing services were RMB18.7 million, RMB14.5 million and RMB20.3 million (US$3.1 million), respectively.

Transactions with Feitelan Culture

Beijing Feitelan Culture Development Co., Ltd., or Feitelan Culture, was one of our affiliates in 2018, and became our subsidiary in 2019. In May 2018 and September 2018, we extended two loans of RMB3.5 million and RMB0.3 million, respectively, to Feitelan Culture. Each of the two loans had an interest rate of 6% per annum and a term of one year. As of December 31, 2018 and 2019, the amounts due from Feitelan Culture were RMB6.6 million, nil, respectively.

Transactions with Xinjiang Xinzhongshuo

Xinjiang Xinzhongshuo Marketing Co., Ltd., or Xinjiang Xinzhongshuo, was controlled by Zhenfei Wu, our chief marketing officer. In 2019, we procured promotion consulting services from Xinjiang Xinzhongshuo. In 2019, expenses incurred for such services were RMB4.4 million (US$0.6 million). We settled all outstanding balances due to Xinjiang Xinzhongshuo in 2019.

Xinjiang Xinzhongshuo sells advertisement distribution resources to us. For the year ended December 31, 2019 and 2020, the expenses incurred in connection with the purchase of advertisement distribution resources from Xinjiang Xinzhongshuo were RMB47.4 million and RMB5.0 thousand (US$0.8 thousand), respectively. As of December 31, 2019 and 2020, the amounts due to Xinjiang Xinzhongshuo for advertisement distribution services were RMB1.6 million and nil, respectively.

Transactions with Guangdong Advertising Co., Ltd

We provided marketing services to Guangdong Advertising Co., Ltd., an affiliate of Shengguang Zhongshuo, one of our subsidiaries. In 2019 and 2020, revenues generated from providing marketing services to Guangdong Advertising Co., Ltd were RMB117.8 million and RMB77.0 million (US$11.8 million), respectively. As of December 31, 2019 and 2020, the amounts due from Guangdong Advertising Co., Ltd for marketing services were RMB36.4 million and RMB2.2 million (US$0.3 million), respectively.

Guangdong Advertising Co., Ltd sells advertisement distribution resources to us. For the year ended December 31, 2019 and 2020, the expenses incurred from Guangdong Advertising Co., Ltd in connection with the purchase of advertisement distribution resources were RMB2.9 million and RMB1.1 million (US$0.2 million), respectively. As of December 31, 2019 and 2020, the amounts due to Guangdong Advertising Co., Ltd for advertisement distribution services were nil and RMB1.1 million (US$0.2 million) , respectively.

Transactions with Guangdong Marketing Advertising Group

Guangdong Marketing Advertising Group, a subsidiary of an affiliate of Shengguang Zhongshuo, one of our subsidiaries, sells advertisement distribution resources to us. For the year ended December 31, 2019 and 2020, the expenses incurred from Guangdong Advertising Co., Ltd in connection with the purchase of advertisement distribution resources were RMB8.7 million and RMB10.4 million (US$1.6 million), respectively. As of December 31, 2019 and 2020, the amounts due to Guangdong Advertising Co., Ltd for advertisement distribution services were RMB9.2 million and RMB18.7 million (US$2.9 million), respectively.

Transactions with Binchao Xu

In 2019, we acquired a 21% equity interest in Xiyu Information for no consideration. Control of Xiyu Information was transferred to us in November 2019. Prior to the acquisition, Mr. Binchao Xu was our chief technology officer and held a 55% equity interest in Xiyu Information.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information — Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

B.	Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

See “C. Markets” for our host market and trading symbol. Holders of our Class A ordinary shares and warrants should obtain current market quotations for their securities. We have a dual-class ordinary share structure in which Class A ordinary shares have different voting rights from Class B ordinary shares. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to 15 votes. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Corporate Structure — Our dual-class share structure with different voting rights may adversely affect the value and liquidity of the ordinary shares.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “UK” since November 17, 2020. Our warrants expiring on November 17, 2025 have been listed on the Nasdaq Capital Market under the symbol “UKOMW” since November 17, 2020. Our warrants expiring on February 2, 2026 are not listed in any national securities exchange or market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Memorandum and Articles of Association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

According to Clause 3 of our Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General.    Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our amended and restated memorandum and articles of association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights; Meeting of Shareholders.    In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes, voting together as one class. Voting at any meeting of shareholders is by poll and not on a show of hands.

A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than one-half of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.

Conversion.    Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

Transfer of Ordinary Shares.    Subject to the restrictions in our amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board of directors may determine.

Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event. Any distribution of assets or capital to a holder of a Class A ordinary share and a holder of a Class B ordinary share will be the same in any liquidation event.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of an ordinary resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records.    Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for the memorandum and articles of association, special resolutions which have been passed by our shareholders, our register of mortgages and charges, and a list of our current directors). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares.    Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Changes in Capital. We may from time to time by ordinary resolutions:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	divide our share into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential deferred, qualified or special rights, privileges, conditions or such restrictions;

●	sub-divide our existing shares, or any of them into shares of a smaller amount that is fixed by our amended and restated memorandum and articles of association; and

●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Act and our memorandum and articles of association with respect to matters to be dealt with by ordinary resolution, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Anti-Takeover Provisions.    Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Register of Members. Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, together with a statement of the shares held by each member, and such statement shall confirm (i) of the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of not less than 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board of directors is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (a) gives notice in writing to the Company that he resigns the office of director; (b) dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; (c) is prohibited by any applicable law or designated stock exchange rules from being a director; (d) is found to be or becomes of unsound mind; or (e) is removed from office pursuant to any other provision of our amended and restated memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to the Company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Nonresident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts

 We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

D.	Exchange Controls

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares. See “Item 4. Information of the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange” and “Item 4. Information of the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distribution.”

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands.

The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and most recently amended on December 20, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC:

●	senior management personnel and departments that are responsible for daily production, operation and management;

●	financial and personnel decision-making bodies;

●	key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and

●	half or more of the senior management or directors having voting rights.

Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises.

However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders.

In addition, nonresident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us).

These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information — Risk Factors — Risks Relating to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Material U.S. Federal Income Taxation Considerations

The following discussion describes certain material United States federal income tax consequences to U.S. Holders (defined below) of an investment in our Class A ordinary shares or warrants. This summary applies only to investors that hold our Class A ordinary shares or warrants as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the United States Internal Revenue Code of 1986, as amended (“Internal Revenue Code”), as in effect on the date of this annual report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The summary below does not discuss certain United States federal tax consequences that may be relevant to a particular U.S. Holder’s particular circumstances, such as consequences relating to the Medicare contribution tax on net investment income or the alternative minimum tax.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

●	banks;

●	certain financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker dealers;

●	United States expatriates;

●	traders that elect to use the mark-to-market method of accounting;

●	tax-exempt entities;

●	persons holding Class A ordinary shares or warrants as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively (including through the ownership of warrants) own 10% or more of our stock, by total combined voting power or by value;

●	persons who acquired Class A ordinary shares or warrants pursuant to the exercise of any employee share option or otherwise as compensation; or

●	persons holding Class A ordinary shares or warrants through partnerships or other pass-through entities.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE UNITED STATES FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES OR WARRANTS.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A ordinary shares or warrants and you are, for United States federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for United states federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds Class A ordinary shares or warrants, the tax treatment of a partner will generally depend upon the status and the activities of the partnership. A U.S. Holder that is a partner in a partnership holding Class A ordinary shares or warrants is urged to consult its tax advisor.

Taxation of Dividends and Other Distributions on Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to our Class A ordinary shares (without reduction for any amounts withheld) generally will be includible in your gross income as foreign source dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other United States corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under United States federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your Class A ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your Class A ordinary shares, as capital gain. However, we currently do not, and we do not intend to, calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income”, provided that (1) our Class A ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a qualifying income tax treaty with the United States, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) the Class A ordinary shares are held for a holding period of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Class A ordinary shares are generally considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Class A ordinary shares currently are. If we are treated as a “resident enterprise” for PRC tax purposes (see “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”). You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our Class A ordinary shares.

Any non-U.S. withholding tax (including any PRC withholding tax (see “Taxation — People’s Republic of China Taxation”)) paid (or deemed paid) by a U.S. Holder at the rate applicable to such Holder may be eligible for foreign tax credits (or deduction in lieu of such credits) for U.S. federal income tax purposes, subject to applicable limitations. Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to Class A ordinary shares will generally constitute “passive category income.”

The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

Constructive Dividends on Class A Ordinary Shares or Warrants

If the exercise price of our warrants is adjusted in certain circumstances (or in certain circumstances, there is a failure to make adjustments or a failure to make adequate adjustments), that adjustment (or failure to adjust) may result in the deemed payment of a taxable dividend to a U.S. Holder of warrants or our Class A ordinary shares. Any such constructive dividend will be taxable generally as described above under “— Taxation of Dividends and Other Distributions on Class A Ordinary Shares.” Generally, a U.S. Holder’s tax basis in our Class A ordinary shares or warrants will be increased to the extent of any such constructive dividend. It is not entirely clear whether a constructive dividend deemed paid to a non-corporate U.S. Holder could be “qualified dividend income” as discussed above under “— Taxation of Dividends and Other Distributions on Class A Ordinary Shares.” U.S. Holders should consult their tax advisers regarding the proper U.S. federal income tax treatment of any adjustments to (or failure to adjust, or adjust adequately) the exercise price of the warrants.

We are currently required to report the amount of any constructive dividends on our website or to the IRS and to holders not exempt from reporting. The IRS has proposed regulations addressing the amount and timing of constructive dividends, as well as, obligations of withholding agents and filing and notice obligations of issuers in respect of such constructive dividends. If adopted as proposed, the regulations would generally provide that (i) the amount of a constructive dividend is the excess of the fair market value of the right to acquire stock immediately after the exercise price adjustment over the fair market value of the right to acquire stock (after the exercise price adjustment) without the adjustment, (ii) the constructive dividend occurs at the earlier of the date the adjustment occurs under the terms of the instrument and the date of the actual distribution of cash or property that results in the constructive dividend and (iii) we are required to report the amount of any constructive dividends on our website or to the IRS and to all holders (including holders that would otherwise be exempt from reporting). The final regulations will be effective for constructive dividends occurring on or after the date of adoption, but holders and withholding agents may rely on them prior to that date under certain circumstances.

Taxation of a Disposition of Class A Ordinary Shares or Warrants

Subject to the PFIC rules discussed below, upon a sale or other disposition of Class A ordinary shares or warrants, a U.S. Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized (including the amount of any tax withheld) and such U.S. Holder’s tax basis in such Class A ordinary shares or warrants. Any such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in our Class A ordinary shares or warrants at the time of the disposition exceeds one year. Long-term capital gain of individual U.S. Holders generally will be subject to United States federal income tax at reduced tax rates. The deductibility of capital losses is subject to limitations.

Any such gain or loss that you recognize generally will be treated as United States source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of our Class A ordinary shares or warrants, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the proper treatment of gain or loss in their particular circumstances, including the effects of any applicable income tax treaties.

Taxation of Exercise or Expiration of Warrants

In general, you will not be required to recognize income, gain or loss upon exercise of our warrants by payment of the exercise price. Your tax basis in our Class A ordinary shares received upon exercise of the warrants will be equal to the sum of (1) your tax basis in the warrants exchanged therefor and (2) the exercise price of the warrants. Your holding period in our Class A ordinary shares received upon exercise will commence on the day after you exercise the warrants.

If the warrants expire without being exercised, you will recognize a capital loss in an amount equal to your tax basis in the warrants. Such loss will be long-term capital loss if, at the time of the expiration, your holding period in the warrants is more than one year. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-United States corporation will be a PFIC for United States federal income tax purposes for any taxable year if, after applying certain look-through rules, either:

●	at least 75% of its gross income for such taxable year is passive income (the income test), or

●	at least 50% of the total value of its assets (generally based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income (the asset test).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Passive income generally includes rents, royalties, dividends, interest and certain gains. Cash is a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income. Although “passive income” generally includes rents, certain “active rental income” is not considered passive for purposes of determining whether a company is a PFIC.

Based on the manner in which we operate our business, the composition of our income and assets, and the value of our assets, including goodwill, although not clear, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2020. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. The value of our assets for purposes of the PFIC determination will generally be determined by reference to the market price of our ordinary shares, which could fluctuate significantly. In addition, our PFIC status depends on the manner in which we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). Furthermore, it is not entirely clear how the contractual arrangements between us, our VIEs and their nominal shareholders are treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us. Because of these uncertainties, there can be no assurance we were not a PFIC for our taxable year ended December 31, 2020, or will not be a PFIC in the current taxable year or the future.

If we are a PFIC for any taxable year during your holding period for our Class A ordinary shares (or under proposed United States Treasury regulations, the warrants), we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our Class A ordinary shares or warrants, and, although subject to uncertainty, potentially our Class A ordinary shares received upon exercise of such warrants. Certain elections (such as a “deemed sale” election) may be available under certain circumstances.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a pledge) of our Class A ordinary shares or warrants, unless you make a “mark-to-market” election as discussed below, which may not be available for the warrants. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period;

●	the amount allocated to the current taxable year, and any taxable year in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us (as described above under “— Taxation of Dividends and Other Distributions on Class A Ordinary Shares”) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of our Class A ordinary shares or warrants cannot be treated as capital gains, even if you hold our Class A ordinary shares or warrants as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own a proportionate interest in such lower-tier PFICs that are directly or indirectly owned by us, and you may be subject to the adverse tax consequences described in the preceding paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. As a result, you may incur liability for any excess distribution described above if we receive a distribution from our lower-tier PFICs or if any shares in such lower-tier PFICs are disposed of (or deemed disposed of). You should consult your tax advisor regarding the applicability of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. The mark-to-market election is available only for “marketable stock” and may not include warrants. If you make a valid mark-to-market election for our Class A ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of our Class A ordinary shares as of the close of your taxable year over your adjusted basis in such Class A ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of our Class A ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on our Class A ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A ordinary shares will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on our Class A ordinary shares, as well as to any loss realized on the actual sale or other disposition of our Class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A ordinary shares. Your basis in our Class A ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed above under “— Taxation of Dividends and Other Distributions on Class A Ordinary Shares,” except that the lower rate applicable to qualified dividend income (discussed above) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable United States Treasury regulations, and may not include warrants. Nasdaq is a qualified exchange. Our Class A ordinary shares are listed on Nasdaq and, consequently, if you are a holder of Class A ordinary shares and our Class A ordinary shares are regularly traded, the mark-to-market election might be available to you if we become a PFIC. Because a mark-to-market election may not be made for equity interests in any lower-tier PFICs we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-United States corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election (a “QEF Election”) to include in income its share of the corporation’s income on a current basis. However, you may make a QEF Election with respect to our Class A ordinary shares only if we agree to furnish you annually with certain tax information. We do not intend to provide information necessary for U.S. Holders to make QEF Elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above. A QEF Election may not be available for warrants regardless of whether we provide such information.

A U.S. Holder of a PFIC is generally required to file an annual report with the U.S. Internal Revenue Service. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisor regarding the application of the PFIC rules to your investment in our Class A ordinary shares or warrants.

Information Reporting and Backup Withholding

Any dividend payments (including constructive dividends) with respect to Class A ordinary shares or warrants and proceeds from the sale, exchange, redemption or other disposition of Class A ordinary shares or warrants may be subject to information reporting to the U.S. Internal Revenue Service and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Additional Reporting Requirements

Certain U.S. Holders who are individuals (and certain entities) are required to report information relating to an interest in our Class A ordinary shares or warrants, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our Class A ordinary shares or warrants issued.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash and cash equivalents denominated in RMB amounted to RMB171.9 million and RMB123.4 million as of December 31, 2019 and 2020, respectively.

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2018, 2019 and 2020 were increases of 2.1%, 2.9%, and 2.5%, respectively. Although we have not in the past been materially affected by inflation since our inception, we may be affected in the future by higher rates of inflation in China.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

part II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10—Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Follow-on and Warrants Registration Statement

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-252271) (the “Follow-on and Warrants F-1 Registration Statement”), including the prospectus contained therein, in relation to our 4,938,271 Class A ordinary shares and warrants to purchase 4,938,271 Class A ordinary shares at a combined offering price of US$4.05 for one ordinary share and one warrant to purchase one ordinary share (the “base offering”) and the underwriter’s exercise of option to purchase from us an additional 740,740 warrants at a price of US$0.01 per warrant, less underwriting discounts and commissions (the “option offering”). The Follow-on and Warrants F-1 Registration Statement registered US$23 million of Class A ordinary shares, par value US$0.0001 per share and another US$23 million of Class A ordinary shares, par value US$0.0001 per share, issuable upon exercise of the warrants issued thereunder.

Maxim Group LLC was the sole book-running manager for the offering. Maxim Group LLC exercised its option in full to purchase an additional 740,740 warrants to purchase ordinary shares at an offering price of US$0.01 per warrant. The Follow-on and Warrants F-1 Registration Statement became effective on January 28, 2021. The base offering and the option offering for the warrants closed concurrently in February 2021.

We incurred total expenses in connection with the offering of approximately US$2.7 million, which included US$1.4 million in underwriting discounts and commissions for the offering and approximately US$1.3 million in other costs and expenses for the offering. We received net proceeds of approximately US$17.3 million from offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

Resale of PIPE Shares and Warrant and UPO Exercise Registration Statement

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-254442) (the “Resale of PIPE Shares and Warrant and UPO Exercise Registration Statement”), including the prospectus contained therein, in relation to:

●	the resale from time to time of an aggregate of 6,030,670 Class A ordinary shares issued by us to certain investors in a PIPE investment in connection with Business Combination (the “Selling Shareholders”),

●	the issuance by us of:

o	up to 2,336,612 Class A ordinary shares upon the exercise of outstanding warrants, each exercisable to purchase one-half of one Class A ordinary share at a price of US$11.50 per share, expiring on November 17, 2025 (the “Prior Warrants”), and

o	up to 5,679,011 Class A ordinary shares upon the exercise of outstanding warrants issued under the Follow-on and Warrants Registration Statement, each exercisable to purchase one Class A ordinary share at a price of US$4.05 per share, expiring on February 2, 2026 (the “New Warrants,” and together with the Prior Warrants, the “Warrants”), and

●	the issuance by us of:

o	333,002 Class A ordinary shares upon the exercise of the UPOs,

o	333,002 UPO Warrants to purchase an additional 166,501 Class A ordinary shares upon the exercise of the UPOs,

o	333,002 UPO Rights to convert to an additional 33,300 Class A ordinary shares upon the exercise of the UPOs,

o	166,501 Class A ordinary shares upon the exercise of the UPO Warrants, and

o	33,300 Class A ordinary shares upon the conversion of the UPO Rights.

We will not receive any of the proceeds from the resale of the Class A ordinary shares by the Selling Shareholders. We will receive the proceeds from the exercise of the Warrants, UPOs and UPO Warrants for cash, but not from the sale of the Class A ordinary shares underlying the Warrants, UPOs, UPO Warrants and UPO Rights.

The Resale of PIPE Shares and Warrant and UPO Exercise Registration Statement became effective on March 22, 2021. The Selling Shareholders will pay any underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses incurred by such Selling Shareholders in disposing of their Class A ordinary shares, and we will bear all other costs, fees and expenses incurred in effecting the registration of such securities covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accountants. We incurred total expenses in connection with the offering of approximately US$0.2 million. We have not yet received any net proceeds from the offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

We intend to use the proceeds from the offerings described above as disclosed in the Follow-on and Warrants F-1 Registration Statement and Resale of PIPE Shares and Warrant and UPO Exercise Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that our disclosure controls and procedures were ineffective as of December 31, 2020 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting. See “—Internal Control Over Financial Reporting.”

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2020 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

In connection with the audits of our combined and consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

The material weaknesses that have been identified relate to:

●	A lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP, and

●	Insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. The material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting, as follows.

●	We have implemented, and plan to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work;

●	We have recruited staff with knowledge of U.S. GAAP and SEC regulations in our finance and accounting department;

●	We have also supplemented and enhanced internal training and development programs for financial reporting personnel; and

●	When entering into complex transactions, we plan to utilize a third party consultant for accounting services as additional resources.

We intend to remediate these material weaknesses in multiple phases and expect that we will incur certain costs for implementing our remediation measures. The implementation of the measure, however, may not fully address the material weaknesses identified in our internal control over financial reporting, and we cannot conclude that the material weaknesses were fully remedied as of December 31, 2020. In addition, we cannot assure you that we will be able to continue implementing these measures in the future. See “Item 3. Key Information — Risk Factors — Risk Factors Relating to our Business and Industry — If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ordinary shares may be materially adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Jian Zhang, a member of our audit committee and independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at https://ucommune.investorroom.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, Marcum Bernstein & Pinchuk LLP, the independent registered public accounting firm of Ucommune Group Holdings Limited before the Business Combination and our independent registered public accounting firm after the Business Combination, and Marcum LLP, the independent registered public accounting firm of Orisun Acquisition Corp, our predecessor, before the Business Combination, for the periods indicated. We did not pay any other fees to Marcum Bernstein & Pinchuk LLP and Marcum LLP during the periods indicated below.

	Year Ended December 31,
Services	2019	2020
	RMB	RMB
	(in thousands)
Audit Fees(1)	9,275	6,088
Audit–Related Fees(2)	–	–
Tax Fees(3)	200	–
All Other Fees(4)	–	–
Total	9,475	6,088

Note:

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our offering in February 2021.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products or services provided by our independent registered public accounting firm other than those reported above.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Change in Registered Independent Public Accounting Firm.”

ITEM 16G. CORPORATE GOVERNANCE

We are an exempted company incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ordinary shares are listed on the Nasdaq Capital Market, we are subject to corporate governance requirements of the Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) allows foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters.

We have relied on home country practice with respect to our corporate governance. Although we have a majority of independent directors serving on our board of directors, we have not established a nominating committee and a compensation committee composed entirely of independent directors. For details, please refer to “Management—Committees of our Board of Directors.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

part III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Ucommune International Ltd. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
2.1	Registrant’s Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
2.2	Registrant’s Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
2.3	Warrant Agreement for Warrants issued in connection with the Business Combination (incorporated by reference to Exhibit 4.3 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
2.4	Form of Warrant Agent Agreement between the Registrant and American Stock Transfer & Trust Company, LLC. (incorporated by reference to Exhibit 4.4 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
2.5	Form of Warrant issued by the Registrant in February 2021 (incorporated by reference to Exhibit 4.5 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
2.6*	Description of Securities
4.1	Merger Agreement dated June 29, 2020 (incorporated by reference to Exhibit 10.1 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.2	Ucommune Group Holdings Limited 2019 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.3	Ucommune International Ltd 2020 Share Incentive Plan (incorporated by reference to Exhibit 10.3 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.4	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.4 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.5 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.6	English translation of Exclusive Business Cooperation Agreement dated July 5, 2019 between Ucommune (Beijing) Technology Co., Ltd. and Ucommune (Beijing) Venture Investment Co., Ltd. (incorporated by reference to Exhibit 10.6 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.7	English translation of Equity Pledge Agreement dated November 22, 2019 among Ucommune (Beijing) Technology Co., Ltd., Ucommune (Beijing) Venture Investment Co., Ltd. and the shareholders of Ucommune (Beijing) Venture Investment Co., Ltd. (incorporated by reference to Exhibit 10.7 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.8	English translation of Exclusive Option Agreement dated November 22, 2019 among Ucommune (Beijing) Technology Co., Ltd., Ucommune (Beijing) Venture Investment Co., Ltd. and the shareholders of Ucommune (Beijing) Venture Investment Co., Ltd. (incorporated by reference to Exhibit 10.8 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)

4.9	English translation of Shareholders’ Voting Right Proxy Agreement dated November 22, 2019 among Ucommune (Beijing) Technology Co., Ltd., Ucommune (Beijing) Venture Investment Co., Ltd. and the shareholders of Ucommune (Beijing) Venture Investment Co., Ltd. (incorporated by reference to Exhibit 10.9 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.10	English translation of Spousal Consent granted by the spouse of Jiahui Gan dated November 22, 2019 (incorporated by reference to Exhibit 10.10 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.11	English translation of Spousal Consent granted by the spouse of Zhuangkun He dated November 22, 2019 (incorporated by reference to Exhibit 10.11 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.12	English translation of Spousal Consent granted by the spouse of Min Jiang dated November 22, 2019 (incorporated by reference to Exhibit 10.12 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.13	English translation of Spousal Consent granted by the spouse of Jun Qin dated November 22, 2019 (incorporated by reference to Exhibit 10.13 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.14	English translation of Spousal Consent granted by the spouse of Angela Bai dated November 22, 2019 (incorporated by reference to Exhibit 10.14 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.15	English translation of Spousal Consent granted by the spouse of Bin Zhao dated November 22, 2019 (incorporated by reference to Exhibit 10.15 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.16	English translation of Spousal Consent granted by the spouse of Jinwang Zhou dated November 22, 2019 (incorporated by reference to Exhibit 10.16 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.17	English translation of Spousal Consent granted by the spouse of Zhiyong Zhao dated November 22, 2019 (incorporated by reference to Exhibit 10.17 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.18	English translation of Spousal Consent granted by the spouse of Liang Chen dated November 22, 2019 (incorporated by reference to Exhibit 10.18 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.19	English translation of Exclusive Business Cooperation Agreement dated May 20, 2019 between Ucommune (Beijing) Technology Co., Ltd and Beijing Ubazaar Technology Co., Ltd. (incorporated by reference to Exhibit 10.19 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.20	English translation of Equity Pledge Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.20 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.21	English translation of Exclusive Option Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.21 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.22	English translation of Shareholders’ Voting Right Proxy Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.22 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.23	English translation of Exclusive Technology Consulting and Service Agreement dated January 30, 2019 between Beijing Melo Technology Co., Ltd. and Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.23 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.24	English translation of Equity Pledge Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.24 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)

4.25	English translation of Exclusive Option Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.25 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.26	English translation of Shareholders’ Voting Right Proxy Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.26 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.27	Form of Backstop Agreement (incorporated by reference to Exhibit 10.27 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
4.28	Form of lock-up agreement entered into with former shareholders of UCommune Group Holdings Limited (incorporated by reference to Exhibit 10.28 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
8.1*	List of Principal Subsidiaries and VIEs
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1 (File No. 333- 252271), as amended, filed with the SEC on January 28, 2021)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Bernstein & Pinchuk LLP
15.2	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP (incorporated by reference to Exhibit 23.3 of Ucommune International Ltd’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
15.3*	Consent of Jingtian & Gongcheng

101.INS* XBRL Instance Document

101.SCH* XBRL Taxonomy Extension Schema Document

101.CAL* XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF* XBRL Taxonomy Extension Definition Linkbase Document

101.LAB* XBRL Taxonomy Extension Label Linkbase Document

101.PRE* XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

UCOMMUNE INTERNATIONAL LTD

Date: May 17, 2021	By:	/s/ Zhuangkun He
	Name:	Zhuangkun He
	Title:	Chief Executive Officer

UCOMMUNE INTERNATIONAL LTD.

COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ucommune International Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ucommune International Ltd (the “Company”) as of December 31, 2019 and 2020, the related combined and consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2020.

Beijing, China

May 17, 2021

UCOMMUNE INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2019	2020
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	175,774	348,064	53,343
Restricted cash	-	52,199	8,000
Term deposits	41,715	47,710	7,312
Short-term investments	37,930	5,900	904
Accounts receivable, net of allowance of RMB 11,190 and RMB19,240 as of December 31, 2019 and 2020, respectively	86,200	125,359	19,212
Prepaid expenses and other current assets	135,830	163,401	25,039
Amounts due from related parties, current	52,611	24,504	3,755
Held-for-sale asset	356,233	-	-
Total current assets	886,293	767,137	117,565

Non-current assets
Restricted cash	20,527	527	81
Long-term investments	29,329	9,051	1,387
Property and equipment, net	567,844	350,980	53,790
Right-of-use assets, net	1,851,729	879,348	134,766
Intangible assets, net	40,105	28,420	4,356
Goodwill	1,533,485	1,533,485	235,017
Rental deposit	98,486	61,170	9,375
Long-term prepaid expenses	116,363	113,271	17,360
Amounts due from related parties, non-current	884	297	46
Other assets, non-current	185	194,444	29,800
Total non-current assets	4,258,937	3,170,993	485,978
TOTAL ASSETS	5,145,230	3,938,130	603,543

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2019	2020
	RMB	RMB	USD
			(Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to the Company of RMB 117,568 and RMB49,457 as of December 31, 2019 and 2020)	138,647	49,457	7,580
Long-term borrowings, current portion (including long-term borrowings, current portion of the consolidated VIEs without recourse to the Company of RMB9,500 and RMB3,618 as of December 31, 2019 and 2020)	14,390	3,618	554
Note payable (including Note payable of the consolidated VIEs without recourse to the Company of nil and RMB12,105 as of December 31, 2019 and 2020)	-	12,105	1,855
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of RMB 317,816 and RMB267,558 as of December 31, 2019 and 2020)	325,682	272,299	41,732
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB 243,360 and RMB 226,256 as of December 31, 2019 and 2020)	276,577	263,997	40,459
Amounts due to related parties, current (including amounts due to related parties, current of the consolidated VIEs without recourse to the Company of RMB 43,251 and RMB92,737 as of December 31, 2019 and 2020)	43,251	92,737	14,213
Advance workspace membership fee (including advance workspace membership fee of the consolidated VIEs without recourse to the Company of RMB 92,412 and RMB50,858 as of December 31, 2019 and 2020)	99,226	53,667	8,225
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to the Company of RMB 23,875 and RMB14,833 as of December 31, 2019 and 2020)	23,875	14,833	2,273
Income taxes payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB 325 and RMB301 as of December 31, 2019 and 2020)	325	1,366	209
Deferred subsidy income (including deferred subsidiary income of the consolidated VIEs without recourse to the Company of RMB 11,974 and RMB9,562 as of December 31, 2019 and 2020)	11,974	9,562	1,465
Convertible bond (including convertible bond of the consolidated VIEs without recourse to the Company of nil and nil as of December 31, 2019 and 2020)	69,762	-	-
Held-for-sale liabilities (including held-for-sale liabilities, current of the consolidated VIEs without recourse to the Company of 32,514 and nil as of December 31, 2019 and 2020)	32,514	-	-
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to the Company of RMB 557,647 and RMB351,225 as of December 31, 2019 and 2020)	589,467	365,049	55,946
Total current liabilities	1,625,690	1,138,690	174,511

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2019	2020
	RMB	RMB	USD
			(Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-current liabilities:
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to the Company of RMB 5,000 and RMB15,242 as of December 31, 2019 and 2020)	5,000	15,242	2,336
Refundable deposits from members, non-current (including refundable deposits from members, non-current of the consolidated VIEs without recourse to the Company of RMB 14,308 and RMB16,477 as of December 31, 2019 and 2020)	14,308	16,477	2,525
Deferred tax liabilities (including deferred tax liability of the consolidated VIEs without recourse to the Company of RMB 2,427 and RMB1,543 as of December 31, 2019 and 2020)	2,427	1,543	236
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to the Company of RMB 1,345,623 and RMB553,034 as of December 31, 2019 and 2020)	1,393,691	580,562	88,975
Total non-current liabilities	1,415,426	613,824	94,072
TOTAL LIABILITIES	3,041,116	1,752,514	268,583

Commitments and contingencies (Note 23)

SHAREHOLDERS' EQUITY
Class A ordinary shares (400,000,000 and 400,000,000 authorized, 62,811,334 and 70,999,436 issued and outstanding as of December 31, 2019 and, 2020, with par value of US$0.0001 and US$0.0001, respectively(i))	44	49	7
Class B ordinary shares (100,000,000 and 100,000,000 authorized, nil and 9,452,407 issued and outstanding as of December 31, 2019 and, 2020, with par value of US$0.0001 and US$0.0001, respectively(i))	-	6	1
Additional paid-in capital (i)	3,645,669	4,230,656	648,376
Statutory reserves	3,827	5,065	776
Accumulated deficit	(1,750,475)	(2,240,205)	(343,326)
Accumulated other comprehensive (loss) income	(926)	4,742	727
Total Ucommune International Ltd. shareholders' equity	1,898,139	2,000,313	306,561
Noncontrolling interests	205,975	185,303	28,399
TOTAL EQUITY	2,104,114	2,185,616	334,960
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,145,230	3,938,130	603,543

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1(a)

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)
Revenue:
Workspace membership revenue	394,356	557,994	422,984	64,825
Marketing and branding service revenue (including services provided to a related party of RMB nil, RMB 117,796 and RMB77,046 for the years ended December 31, 2018, 2019 and 2020)	24,617	534,826	317,461	48,653
Other service revenue (including services provided to related parties of RMB 4,435, RMB 12,116 and RMB19,955 for the years ended December 31, 2018, 2019 and 2020)	29,535	74,538	136,692	20,949
Total revenue	448,508	1,167,358	877,137	134,427

Cost of revenue:
Workspace membership (including services provided by related parties of RMB 11,964, RMB 22,336 and RMB12,564 for the years ended December 31, 2018, 2019 and 2020)	(624,844)	(814,002)	(557,102)	(85,380)
Marketing and branding service (including services provided by related parties of RMB nil, RMB 57,444 and RMB11,504 for the years ended December 31, 2018, 2019 and 2020)	(22,481)	(485,473)	(297,893)	(45,654)
Other services	(16,284)	(69,917)	(113,074)	(17,329)
Total cost of revenue	(663,609)	(1,369,392)	(968,069)	(148,363)
Operating expenses:
Impairment loss on long-lived assets	(111,203)	(52,030)	(36,505)	(5,595)
Pre-opening expenses	(20,165)	(15,124)	-	-
Sales and marketing expenses	(44,783)	(75,841)	(47,061)	(7,212)
General and administrative expenses	(118,798)	(181,582)	(320,202)	(49,073)
Remeasurement gain of previously held equity interests in connection with step acquisitions	27,543	386	-	-
Change in fair value of liabilities to be settled in shares	25,607	(179,475)	-	-
Loss from operations	(456,900)	(705,700)	(494,700)	(75,816)

Interest income/(expense), net	11,672	(10,402)	(12,863)	(1,971)
Subsidy income	31,783	16,782	13,931	2,135
Impairment loss on long-term investments	(18,990)	(37,453)	(10,060)	(1,542)
Gain on disposal of long-term investments	2,030	-	8,561	1,312
Loss on disposal of subsidiaries	-	-	(39,703)	(6,085)
Other (expense) /income, net	(11,715)	(63,480)	30,393	4,658
Loss before income taxes and loss from equity method investments	(442,120)	(800,253)	(504,441)	(77,309)
Provision for income taxes	(2,087)	(4,872)	(2,864)	(439)
Loss from equity method investments	(948)	(1,548)	(639)	(98)
Net loss	(445,155)	(806,673)	(507,944)	(77,846)
Less: Net loss attributable to noncontrolling interests	(15,563)	(15,523)	(19,452)	(2,981)
Net loss attributable to Ucommune International Ltd.	(429,592)	(791,150)	(488,492)	(74,865)
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd.(i)
- Basic (i)	(9.91)	(15.80)	(7.50)	(1.15)
- Diluted(i)	(9.91)	(15.80)	(7.50)	(1.15)
Weighted average shares used in calculating net loss per share(i)
- Basic (i)	43,359,150	50,074,152	65,141,759	65,141,759
- Diluted(i)	43,359,150	50,074,152	65,141,759	65,141,759

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1(a)

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)

Net loss	(445,155)	(806,673)	(507,944)	(77,846)
Other comprehensive loss, net of tax
Foreign currency translation adjustments	(653)	(69)	5,768	884
Total Comprehensive loss	(445,808)	(806,742)	(502,176)	(76,962)
Less: Comprehensive loss attributable to noncontrolling interest	(15,587)	(15,524)	(19,352)	(2,966)
Comprehensive loss attributable to Ucommune International Ltd.'s shareholders	(430,221)	(791,218)	(482,824)	(73,996)

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.

COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except share and per share data, or otherwise noted)

	Ordinary Shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total Ucommune International Ltd. shareholders’	Noncontrolling	Total shareholders’
	Shares(i)	Amount(i)	capital(i)	Reserve	deficit	loss	equity	interests	equity
Balance as of December 31, 2017	-	-	1,349,549	345	(526,251)	(206)	823,437	1,359	824,796
Net loss	-	-	-	-	(429,592)	-	(429,592)	(15,563)	(445,155)
Foreign currency translation adjustment	-	-	-	-	-	(629)	(629)	(24)	(653)
Provision for statutory reserve	-	-	-	1,292	(1,292)	-	-	-	-
Business acquisition	-	-	-	-	-	-	-	202,411	202,411
Capital contribution from shareholders	-	-	4,499	-	-	-	4,499	-	4,499
Capital contribution from noncontrolling shareholders	-	-	-	-	-	-	-	10,174	10,174
Balance as of December 31, 2018	-	-	1,354,048	1,637	(957,135)	(835)	397,715	198,357	596,072
Issuance of ordinary shares	62,811,334	44	2,310,338	-	-	-	2,310,382	-	2,310,382
Net loss	-	-	-	-	(791,150)	-	(791,150)	(15,523)	(806,673)
Foreign currency translation adjustment	-	-	-	-	-	(91)	(91)	22	(69)
Provision for statutory reserve	-	-	-	2,190	(2,190)	-	-	-	-
Business acquisitions	-	-	(17,078)	-	-	-	(17,078)	20,090	3,012
Acquisition of noncontrolling interests	-	-	(1,639)	-	-	-	(1,639)	(1,081)	(2,720)
Capital contribution from noncontrolling shareholders	-	-	-	-	-	-	-	4,110	4,110
Balance as of December 31, 2019	62,811,334	44	3,645,669	3,827	(1,750,475)	(926)	1,898,139	205,975	2,104,114
Net loss	-	-	-	-	(488,492)	-	(488,492)	(19,452)	(507,944)
Foreign currency translation adjustment	-	-	-	-	-	5,668	5,668	100	5,768
Provision for statutory reserve	-	-	-	1,238	(1,238)	-	-	-	-
Reverse recapitalization	11,109,947	7	33,888	-	-	-	33,895	-	33,895
Equity financing through PIPE	6,030,670	4	350,646	-	-	-	350,650	-	350,650
Conversion of rights to ordinary shares	499,892	-	-	-	-	-	-	-	-
Stock-based compensation	-	-	200,453	-	-	-	200,453	-	200,453
Disposal of subsidiary	-	-	-	-	-	-	-	(1,320)	(1,320)
Balance as of December 31, 2020 in RMB in RMB	80,451,843	55	4,230,656	5,065	(2,240,205)	4,742	2,000,313	185,303	2,185,616
Balance as of December 31, 2020 in RMB in USD	80,451,843	8	648,376	776	(343,326)	727	306,561	28,399	334,960

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1(a)

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities:
Net loss	(445,155)	(806,673)	(507,944)	(77,846)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	79,162	108,303	76,353	11,702
Amortization of intangible assets	1,907	10,803	11,202	1,717
Loss on disposal of property and equipment	7,069	30,604	138,827	21,276
Loss on disposal of intangible assets	-	14	608	93
Impairment of long-lived assets	111,203	52,030	36,505	5,595
Impairment of long-term investment	18,990	37,453	10,060	1,542
(Gain)/loss on disposal of subsidiaries	(644)	-	39,703	6,085
Gain on disposal of long-term investments	(2,030)	-	(8,561)	(1,312)
Amortization of right-of-use assets	288,076	289,005	159,738	24,481
Remeasurement gain of previously held equity interests in connection with step acquisitions	(27,543)	(386)	-	-
Change in fair value of liabilities to be settled in shares	(25,607)	179,475	-	-
Share-based compensation	-	-	202,333	31,009
Bad debt expense	7,352	4,950	19,439	2,979
Loss from equity method investment	948	1,548	639	98
Deferred income tax benefit	(47)	(884)	(884)	(135)
Changes in operating assets and liabilities:
Accounts receivable	543	(19,821)	(47,483)	(7,277)
Prepaid expenses and other current assets	11,097	(6,570)	8,060	1,235
Other non current assets	-	5,308	5,741	880
Amount due from related parties	21,956	(27,814)	28,693	4,397
Long-term prepaid expenses	1,413	(1,274)	3,092	474
Rental deposit, non-current	(21,813)	(6,900)	35,784	5,484
Accounts payable	8,845	46,401	40,593	6,221
Note payable	-	-	12,105	1,855
Accrued expenses and other current liabilities	48,239	43,549	(20,984)	(3,215)
Advanced workspace membership fee	8,869	12,393	(44,769)	(6,861)
Contract liabilities	14,905	8,569	(9,041)	(1,386)
Income tax payable	(2,571)	(5,422)	1,041	160
Deferred subsidy income	(1,179)	(6,383)	(2,412)	(370)
Amount due to related parties	6,179	37,108	8,549	1,310
Lease liabilities	(167,324)	(217,505)	(229,570)	(35,183)
Change in held for sale assets	-	(10,181)	(3,258)	(499)
Change in held for sale liabilities	-	18,862	6,068	930
Refundable deposits from members, non-current	5,089	81	2,129	326
Net cash used in operating activities	(52,071)	(223,357)	(27,644)	(4,235)

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)
Cash Flows from investing activities
Purchase of term deposits	(17,000)	(41,712)	(40,960)	(6,277)
Settlement of term deposits	-	24,000	26,715	4,094
Purchase of short-term investments	(32,200)	(321,940)	(24,980)	(3,828)
Settlement of short-term investments	206,400	317,200	57,010	8,737
Purchase of property and equipment	(135,239)	(173,571)	(95,433)	(14,626)
Proceeds from disposal of property and equipment	642	1,089	55	8
Purchase of intangible asset	(607)	(4,345)	(125)	(19)
Loan provided to related parties	(8,020)	-	-	-
Loan provided to third parties	(70,000)	-	(17,000)	(2,605)
Loan collected from related parties	-	2,200	-	-
Loan collected from third parties	-	190,000	-	-
Payment for long-term investment	(6,250)	(1,978)	-	-
Proceeds from disposal of long-term investments	3,000	-	9,940	1,523
Cash deduction due to disposal of a subsidiary	(324)	-	(4,480)	(687)
Cash received for business acquisitions, net of cash paid	29,913	16,481	-	-
Proceeds from disposal of subsidiaries	-	-	50,000	7,663
Net cash (used in)/provided by investing activities	(29,685)	7,424	(39,258)	(6,017)

Cash flows from financing activities
Capital contribution from shareholders	4,499	-	-	-
Capital contribution from noncontrolling shareholders	10,174	4,110	-	-
Subscription received to be settled in shares	126,545	-	-	-
Cash paid for listing fee	-	(6,299)	-	-
Acquisition of noncontrolling interests	-	(2,720)	-	-
Loan repaid to related parties	(11,316)	(6,906)	(23,800)	(3,648)
Loan received from related parties	-	-	34,550	5,295
Loan received from third parties	59,960	120,165	97,017	14,869
Loan repaid to third parties	-	(73,733)	(160,188)	(24,550)
Reverse recapitalization	-	-	35,881	5,499
Equity financing through PIPE, net	-	-	371,366	56,914
Repayment for convertible bond	-	-	(65,250)	(10,000)
Cash received from issuing convertible bond	-	69,762	-	-
Net cash provided by financing activities	189,862	104,379	289,576	44,379

Effects of exchange rate changes	57	(51)	(18,185)	(2,787)
Net increase/(decrease) in cash, cash equivalents and restricted cash	108,163	(111,605)	204,489	31,340
Cash, cash equivalents and restricted cash – beginning of the period	199,743	307,906	196,301	30,084
Cash, cash equivalents and restricted cash – end of the period	307,906	196,301	400,790	61,424

Supplemental disclosure of cash flow information:
Interest paid	5,253	7,948	19,626	3,008
Income taxes paid	351	6,801	3,366	516

Supplemental disclosure of noncash information:
Payable for purchase of property and equipment	219,104	179,914	97,128	14,886
Payable for investments and acquisitions	38,350	41,688	32,688	5,010
Noncash subscription received to be settled in shares	1,180,821	-	-	-
Right-of-use assets obtained in exchange for new operating lease liabilities	977,539	315,027	11,902	1,824
ROU assets disposed as reduction of operating lease liabilities due to lease termination	-	83,770	819,879	125,652

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands, except share and per share data, or otherwise noted)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the combined and consolidated balance sheets that sum to the total of the same such amounts shown in the combined and consolidated statements of cash flows:

	As of December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)
Cash and cash equivalents	274,633	175,774	348,064	53,343
Restricted cash, current	11,000	-	52,199	8,000
Restricted cash, non-current	22,273	20,527	527	81
Total cash, cash equivalents and restricted cash	307,906	196,301	400,790	61,424

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.

NOTES TO COMBINED AND CONSOLIDATED STATEMENTS

FOR THE YEAS ENDED DECEMBER 31, 2019 AND 2020

(Amounts in thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATIONS AND PRINCIPAL ACTIVITIES

Ucommune Group Holdings Limited (“Ucommune Group”) was founded in 2018 and was incorporated in the Cayman Islands. On June 29, 2020, Orisun Acquistion Corp (“Orisun”), a special purpose acquisition company (“SPAC”), entered into a share exchange agreement (the “Share Exchange Agreement”) with Ucommune Group. Pursuant to the Share Exchange Agreement, Ucommune International Ltd (“the Company”), which is a subsidiary wholly owned by Orisun, acquired all of the issued and outstanding ordinary shares of Ucommune Group from the shareholders of Ucommune Group by newly issuing ordinary shares of Orisun to the shareholders of Ucommune Group (“SPAC Transaction”). The SPAC Transaction was consummated on November 17, 2020. Ucommune Group’s shareholders remains the controlling financial interests of Ucommune Group after the SPAC Transaction, which was accounted for as a reverse recapitalization and fully described below. In connection with the closing of the SPAC Transaction, Orisun had been ceased and Ucommune International Ltd continued as the surviving company.

Ucommune International Ltd, its consolidated subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) is primarily engaged in providing long-term leasing, on-demand and short-term leasing solutions to freelancers, start-up entrepreneurs, small medium enterprises and corporations by delivering well-furnished and fully-serviced space on a flexible basis in the People’s Republic of China (“PRC”). The individuals and enterprises registered on U bazaar, a mobile app of the Group are referred to as members.

a.	Reverse recapitalization

On November 17, 2020, the Company consummated the SPAC Transaction pursuant to the Share Exchange Agreement, where the Company acquired 100% of the issued and outstanding ordinary shares of Ucommune Group in exchange for 70,000,000 ordinary shares of the newly issued to the Company. In connection with Ucommune Group’s indemnification obligations under the Share Exchange Agreement, 3,140,567 Ordinary Shares escrow shares (which will not be fully paid at issuance) will be issued to the escrow agent to hold in escrow for the escrow period to satisfy any potential claims against the current Ucommune Group shareholders brought pursuant to the Share Exchange Agreement.

Ucommune Group was determined to be the accounting acquirer given Ucommune Group effectively controlled the combined entity after the SPAC Transaction. The transaction is not a business combination because the Company was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Ucommune Group for the net monetary assets of the Company, accompanied by a recapitalization. Ucommune Group is determined as the predecessor and the historical financial statements of Ucommune Group became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The equity is restated using the exchange ratio of 0.4783 established in the reverse recapitalization transaction, which is 70,000,000 divided by 146,341,551 (131,312,984 ordinary shares and 15,028,567 ordinary shares to be issued for options granted by Ucommune Group), to reflect the equity structure of the Company. Loss (income) per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio. The share and per share data is retrospectively restated using the exchange ratio in the share-based compensation footnote, see Note 20. The adjustments are also applied to income tax and parent only information, see Note 17 – income tax and Note 26 - condensed financial information of parent company where relevant, respectively.

The par value of ordinary shares remained $0.0001, the subscription receivable was adjusted retrospectively from negative $12 to $nil, and the difference of $5 was adjusted retrospectively as in addition paid-in capital as of December 31, 2020. The consolidated statements of changes in equity for the years ended December 31, 2018 and 2019 were also adjusted retrospectively to reflect these changes. The weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted was adjusted retrospectively from 131,312,984 to 70,000,000 for the years ended December 31, 2018 and 2019. The loss per share before and after the retrospective adjustments are as follows.

	Year Ended December 31,
	2018		2019
	Before adjustment	After adjustment	Before adjustment	After adjustment
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd.
- Basic	(4.74)	(9.91)	(7.56)	(15.80)
- Diluted	(4.74)	(9.91)	(7.56)	(15.80)
Weighted average shares used in calculating net loss per share
- Basic	90,646,360	43,359,150	104,684,701	50,074,152
- Diluted	90,646,360	43,359,150	104,684,701	50,074,152

Upon the consummation of the SPAC Transaction, the net assets of the Company were USD 5,885 in cash which had been consolidated in the consolidated balance sheets.

In addition, 4.0 million earnout shares (“Earnout Shares”) were granted to certain shareholders of Ucommune Group. The shareholders may be entitled to receive Earnout Shares as follows: (a) 2,000,000 Class A Ordinary Shares if (i) the volume weighted average price(“VWAP”)of the Company Class A Ordinary Shares equals or exceeds $16.50 (or any foreign currency equivalent) in any twenty trading days within a thirty trading day period before December 31, 2022 on any securities exchange or securities market on which the Company Ordinary Shares are then traded or (ii) the revenue of Ucommune Group exceeds RMB850,000,000 in the fiscal year of 2020 pursuant to the audited consolidated financial statements of Ucommune Group as of and for the fiscal year ended December 31, 2020; (b) 1,000,000 Class A Ordinary Shares if (i) the VWAP of the Company Class A Ordinary Shares equals or exceeds $22.75 (or any foreign currency equivalent) in any twenty trading days within a thirty trading day period before December 31, 2023 on any securities exchange or securities market on which the Company Ordinary Shares are then traded or (ii) the revenue of Ucommune Group exceeds RMB1,275,000,000 in the fiscal year of 2021 pursuant to the audited consolidated financial statements of Ucommune Group as of and for the fiscal year ended December 31, 2021; and (c) 1,000,000 Class A Ordinary Shares if (i) the VWAP of the Company Class A Ordinary Shares equals or exceeds $30.00 (or any foreign currency equivalent) in any twenty trading days within a thirty trading day period before December 31, 2024 on any securities exchange or securities market on which the Company Ordinary Shares are then traded or (ii) the revenue of Ucommune Group exceeds RMB1,912,000,000 in the fiscal year of 2022 pursuant to the audited consolidated financial statements of Ucommune Group as of and for the fiscal year ended December 31, 2022.

b.	Reorganization

Prior to the SPAC Transaction, Ucommune Group undertook a series of steps as follows to restructure its business (the “Reorganization”):

Ucommune (Beijing) Venture Investment Co., Ltd. (“Ucommune Venture”) was established in April 2015, as a limited liability company in the PRC incorporated by Dr. Daqing Mao and other co-founders. After the incorporation, Ucommune Venture completed a series of financing by issuing equity interests with certain preferential rights to investors.

During September 2018 to June 2019, Ucommune Venture undertook a series of reorganization transactions to re-domicile its business from the PRC to the Cayman Islands (the “Re-domiciliation”). The Re-domiciliation was executed in the following steps:

1)	In September 2018, Ucommune Group was incorporated in the Cayman Islands to be the holding company of the Group. In December 2018, the Company established Ucommune Group Holdings (Hong Kong) Limited (“Ucommune HK”), a wholly owned subsidiary of the Company as an intermediate holding company. In January 2019, Ucommune HK established a wholly foreign owned enterprise, Ucommune (Beijing) Technology Co., Ltd. (“WFOE”), for the purpose of establishing a VIE structure as further described in 3) below.

2)	In May and June 2019, Ucommune Group issued an aggregate of 90,646,360 ordinary shares to all Ucommune Venture’s then existing shareholders at par value, in the same proportions as the percentage of equity interest they held in Ucommune Venture. Upon the issuance of the ordinary shares, the equity structure of Ucommune Group is identical to that of Ucommune Venture. The preferential rights of Ucommune Venture’s equity interest holders were cancelled upon the issuance of ordinary shares by the Company, which was accounted for as a modification.

3)	In May 2019, a series of VIE agreements were entered into between WFOE, Ucommune Venture and the shareholders of Ucommune Venture. Those arrangements effectively provided control over the operations of Ucommune Venture to WFOE. Upon the completion of step 2) and 3), the Re-domiciliation was completed.

Prior to the Re-domiciliation, Ucommune Group and Ucommune Venture are under the same ownership. The Re-domiciliation was accounted for as a reorganization of entities under common ownership. As a result, the accompanying financial statements have been prepared on a combined basis using historical cost.

As of December 31, 2020, the Company’s major subsidiaries, its VIEs and the VIEs’ major subsidiaries were as follow:

Name	Later of date of establishment or acquisition	Place of establishment	Percentage of legal ownership of the Company	Principal activities
Major Subsidiaries of the Company:
Ucommune Group Holdings Limited	September 21, 2018	Cayman	100%	Investment holding
Ucommune Group Holdings (Hong Kong) Limited (“Ucommune HK”)	December 7, 2018	Hong Kong	100%	Shared workspace
Ucommune (Beijing) Information Technology Co., Ltd (“WFOE”)	January 3, 2019	PRC	100%	Technology and internet service
Melo, Inc.	May 15, 2019	Delaware	100%	Technology Innovation
Melo Hongkong Limited	May 15, 2019	Hong Kong	100%	Technology Innovation
Beijing Melo Technology Co. Ltd	May 15, 2019	PRC	100%	Technology Innovation
VIEs:
Ucommune (Beijing) Venture Investment Co., Ltd (“Ucommune Investment”)	April 3, 2015	PRC	Nil	Shared workspace
Beijing Youxianji Technology Co., Ltd (“Youxianji”)	August 29, 2018	PRC	Nil	Technology and internet service
Beijing Weixue Tianxia Educational Technology Co. Ltd	May 15, 2019	PRC	Nil	Technology Innovation
Major VIEs’ subsidiaries:
Beijing Sunshine 100 Ucommune Venture Investment Co., Ltd.	May 18, 2015	PRC	Nil	Shared workspace
Beijing Pengda Ucommune Venture Investment Co., Ltd.	July 31, 2015	PRC	Nil	Shared workspace
Shanghai Ucommune Venture Investment Co., Ltd.	October 30, 2015	PRC	Nil	Shared workspace
Beijing Weituo Ucommune Venture Investment Co., Ltd.	January 04, 2016	PRC	Nil	Shared workspace
Beijing Hongkun Enterprise Management Consulting Co., Ltd.	May 16, 2016	PRC	Nil	Shared workspace
Beijing Jingchao Ucommune Technology Services Co., Ltd.	September 19, 2016	PRC	Nil	Shared workspace
Beijing Dongke Ucommune Technology Service Co., Ltd.	July 06, 2017	PRC	Nil	Shared workspace
Hongtai Innovation Space (Beijing) Venture Investment Co., Ltd. (“Hongtai Space”)	December 05, 2017	PRC	Nil	Shared workspace
Hongkunyouxiang (Beijing)Technology Co., Ltd.	December 06, 2017	PRC	Nil	Shared workspace
Shenzhen Weido Union Technology Co., Ltd. and Subsidiaries (“Shenzhen Weido”)	June 01, 2018	PRC	Nil	Shared workspace
Hezuogongchuang (Beijing) Office Services Co., Ltd. and its Subsidiaries (“Wujie Space”)	June 01, 2018	PRC	Nil	Shared workspace
Beijing Dongyi Yuanda Architectural Decoration Engineering Co., Ltd. (“Dongyi Yuanda”)	July 01,2018	PRC	Nil	Construction
Beijing Daguan Architectural Design Consulting Co., Ltd. and Subsidiary (“Daguan”)	July 01,2018	PRC	Nil	Interior design
Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd. (“Shengguang Zhongshuo”)	December 20, 2018	PRC	Nil	Marketing service
Beijing Xiyu Information Technology Co., Ltd.	March 20, 2017	PRC	Nil	SaaS services and IOT solutions

c.	The VIE arrangements

The Company operates substantially all of its business through its VIEs including Ucommune Venture and Beijing U Bazaar. On May 20, 2019, WFOE entered into a series of contractual arrangements with Ucommune Venture, Beijing U Bazaar, and the respective equity interest holders. The series of contractual agreements include exclusive business cooperation agreement, exclusive call option agreement, equity pledge agreement, powers of attorney and spousal consent letters.

The Group believes that these contractual arrangements enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and is able to consolidate the VIEs and VIEs’ subsidiaries.

Details of the contractual agreements are set forth below.

●	Agreements that transfer economic benefits to the Group:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between WFOE and the VIEs, WFOE has the exclusive right to provide or designate any third-party to provide, among other things, leasing solution, permission of intellectual property rights, technological support and business support to the VIEs and their subsidiaries. In exchange, the VIEs and their subsidiaries pay service fees to WFOE in an amount determined by WFOE in its sole discretion. Without the prior written consent of WFOE, the VIEs and their subsidiaries cannot accept services provided by or establish similar cooperation relationship with any third-party. WFOE owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations. The agreement will be effective upon signing by both parties until WFOE signs a separate agreement to acquire the whole equity of the VIEs. Unless otherwise required by applicable PRC laws, the VIEs and their shareholders do not have any right to terminate the agreement.

●	Agreements that provide the Company effective control over VIEs:

Equity Pledge Agreement

Under the equity interest pledge agreement among WFOE, the VIEs and their shareholders, the VIEs’ shareholders pledged all of their equity interests of the VIEs to WFOE as security for performance of the obligations of the VIEs and its shareholders under the exclusive call option agreement, the exclusive business cooperation agreement and the powers of attorney. If any of the specified events of default occurs, WFOE may exercise the right to enforce the pledge immediately. WFOE may transfer all or any of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive business cooperation agreement and the powers of attorney.

Exclusive Call Option Agreement

Under the exclusive call option agreement among WFOE, the VIEs and their shareholders, each of the shareholders of the VIEs irrevocably granted WFOE a right to purchase, or designate a third-party to purchase, all or any part of their equity interests in the VIEs at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations at WFOE’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of the VIEs shall promptly give all considerations they received from the exercise of the options to WFOE or its designee(s). The VIEs and their shareholders covenant that, without WFOE’s prior written consent, they will not, among other things, (i) sell, transfer, create any pledge or otherwise dispose of their equity interests in the VIEs or create any pledge or encumbrance on their equity interests in the VIEs; (ii) vote for shareholders’ resolution regarding sell, transfer, create any pledge or otherwise dispose of their equity interests in the VIEs; (iii) change the VIEs’ registered capital; (iv) amend the VIEs’ articles of association; (v) cause the VIEs to enter into any major contracts or terminate any material contracts to which the VIEs is a party; (vi) declare or distribute dividends; (vii) terminate, liquidate or dissolve the VIEs; or (viii) allow the VIEs to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business but not incurred by way of borrowing. The agreement will remain effective until terminated by WFOE at its discretion or the entire equity interests in the VIEs have been transferred to WFOE or its designee(s).

Powers of Attorney

Pursuant to the powers of attorney executed by the VIEs’ shareholders, each of them irrevocably authorized WFOE or its designee(s) to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all the equity interest held by each of them in the VIEs, including but not limited to proposing to convene or attend shareholder meetings, signing the resolutions and minutes of such meetings, exercising all the rights as shareholders (including but not limited to voting rights, nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole).

Spousal Consent Letters

Pursuant to the spousal consent letters executed by the spouses of relevant individual shareholders of the VIEs, the signing spouses unconditionally and irrevocably agreed that the equity interest in the VIEs held by and registered in the name of their spouses be disposed of in accordance with the exclusive call option agreement, the exclusive business cooperation agreement, the equity interest pledge agreement and the powers of attorney described above, and that their spouses may perform, amend or terminate such agreements without their additional consent. Additionally, the signing spouses agreed not to assert any rights over the equity interest in the VIEs held by their spouses. In addition, in the event that the signing spouses obtain any equity interests in the VIEs held by their spouses for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Risks in relation to VIE structure

The Company believes that the contractual arrangements with VIEs and their shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

—	VIEs and their shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of VIEs, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

—	VIEs and their shareholders could fail to obtain proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group’s use of financing sources or otherwise restrict the VIEs or the Group’s ability to conduct business.

—	The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

—	If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s business and operations in China.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Group may not be able to consolidate VIEs and their subsidiaries in the combined and consolidated financial statements as the Group may lose the ability to exert effective control over VIEs and their shareholders, and the Group may lose the ability to receive economic benefits from VIEs.

The Group’s business has been directly operated by the VIEs and their subsidiaries. As of December 31, 2019, and 2020, the VIEs and their subsidiaries accounted for an aggregate of 95.6% and 88.5%, respectively, of the Group’s consolidated total assets, and 92.7% and 94.3% respectively of the Group’s consolidated total liabilities.

The following financial information of the Company’s VIEs and VIEs’ subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 was included in the accompanying consolidated financial statements:

	As of December 31,
	2019	2020
	RMB	RMB	USD
Cash and cash equivalents	169,530	122,354	18,752
Held-for-sale asset, current	356,233	-	-
Other current assets	362,155	376,221	57,658
Total current assets	887,918	498,575	76,410
Property and equipment, net	538,514	329,322	50,471
Right-of-use assets, net	1,778,734	832,411	127,573
Goodwill	1,440,769	1,440,769	220,808
Other non-current assets	272,772	382,218	58,577
Total non-current assets	4,030,789	2,984,720	457,429
TOTAL ASSETS	4,918,707	3,483,295	533,839
Accounts payable	317,816	267,558	41,005
Lease liabilities, current	557,647	351,225	53,828
Other current liabilities	574,779	447,621	68,600
Total current liabilities	1,450,242	1,066,404	163,433
Lease liabilities, non-current	1,345,623	553,034	84,756
Other non-current liabilities	21,735	33,261	5,097
Total non-current liabilities	1,367,358	586,295	89,853
Total liabilities	2,817,600	1,652,699	253,286

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Net revenues	448,508	1,147,942	846,298	129,701
Net loss	(445,155)	(736,149)	(396,494)	(60,765)
Net cash (used in) / provided by operating activities	(52,071)	(164,856)	8,435	1,293
Net cash (used in) / provided by investing activities	(29,685)	36,329	(41,915)	(6,424)
Net cash provided by / (used in) financing activities	189,682	13,358	(34,223)	(5,245)

There are no combined and consolidated VIEs’ assets that are collateral for the VIEs’ obligations. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its combined and consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

d.	Recent development

Novel coronavirus (COVID-19) was first found in December of 2019. Subsequently, COVID-l9 spread rapidly around the world. To reduce the impacts of the pandemic, the governments of many countries implemented measures such as quarantines, travel restrictions, and the temporary restrictions of business activities. This has resulted in a material and negative effect on the economy and rental market in China and caused significant loss of our business, decrease in our occupancy rates, particularly in the quarters ended March 31, 2020 and June 30, 2020, which in turn resulted in a decrease in our revenue.

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. Substantially all of our revenues and workforce are concentrated in China. The extent to which COVID-19 impacts our financial position, results of operations and cash flows in 2021 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

2.	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation and use of estimates

The accompanying combined and consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) which include the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries under which they are under common ownership. These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. Actual results may differ from those estimates. The Group bases its estimates on past experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, valuation allowance for deferred tax assets, incremental borrowing rate, allowance for doubtful accounts, impairment of right-of-use (“ROU”) assets, other long-lived assets, goodwill and long-term investments, and purchase price allocation relating to business acquisitions, and valuation of the Group’s equity interests. Actual results may differ materially from those estimates.

The accompanying combined and consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business is dependent on, among other things, the Group’s ability to generate sufficient cash flows from operations, and the Group’s ability to arrange adequate financing arrangements.

As of December 31, 2020, the Group had working capital deficit (defined as total current assets deducted by total current liabilities) of RMB 371,553, and shareholders’ equity of RMB 2,185,616, including an accumulated deficit of RMB 2,240,205. For the years ended December 31, 2018, 2019 and 2020, the Group incurred losses from operations amounting to RMB456,900, RMB 705,700 and RMB 494,700, respectively, and generated negative cash flows from operating activities amounting to RMB52,071, RMB 223,357 and RMB 17,337, respectively.

In assessing its going concern in the next 12 months following the issuance of the financial statements for the year ended December 31, 2020, management plans to continue expanding asset-light model and closing the under-performance self-operated workspace, implementing comprehensive budget control and operation assessment, monitoring and analysing the Group’s cash on-hand, its ability to obtain funding sources in the future, and its operating expenditure commitments. Subsequent to December 31, 2020, the Group has the following sources of financing:

●	In February 2021, the Group obtained financing proceeds about RMB 120,791 (US$ 18,512) through public offering.

●	In December 2020, the Group entered a two-year line of credit of RMB 90,000 with a commercial bank. As of March 31, 2021, the Company has unused credit line of RMB 20,000.

Because of the above arrangements and plan, the Group believes that it will have adequate sources of liquidity and capital resources to support its daily operations for the next 12 months after the issuance of the combined and consolidated financial statements.

b.	Principles of consolidation

The accompanying combined and consolidated financial statements include the financial information of the Company and its subsidiaries, the VIEs and VIEs’ subsidiaries. All intercompany balances and transactions were eliminated upon combination and consolidation.

c.	Foreign currency translation and transactions

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the subsidiaries and VIEs’ subsidiaries incorporated outside the mainland China is United States dollar (“USD” or “US$”), Hong Kong dollar (“HK$”) or Singapore dollar (“SGD”). The functional currency of all the other subsidiaries and the VIEs and VIEs’ subsidiaries is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates.

d.	Business combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition- related expenses are expensed as incurred. Common forms of the consideration made in acquisitions are equity exchange; consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. There was no new business combination during the year ended December 31, 2020. For business combinations during the year ended December 31, 2018 and 2019, see Note 3.

In a business combination achieved in stages, the Group remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the combined and consolidated statements of operations.

e.	Asset acquisitions

If investment involves the acquisition of an asset or group of assets that does not meet the definition of a business, the transaction is accounted for as an asset acquisition. An asset acquisition is recorded at cost, which includes capitalized transaction costs, and does not result in the recognition of goodwill. The cost of the acquisition is allocated to the assets acquired on the basis of relative fair values.

f.	Impairment of ROU assets and other long-lived assets

The Group reviews its ROU assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors the Group considers to be important which could trigger an impairment review primarily includes (a) Significant underperformance relative to projected operating results; (b) Significant changes in the overall business strategy; (c) Significant adverse changes in legal or business environment and (d) Significant competition, unfavorable industry trend, or economic outlook. When these events occur, the Group measures impairment by comparing the carrying value of the ROU assets and other long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Company measured the fair value of impaired space by using discounted cash flow model. The estimates used in projected future cash flows include rental charges, occupancy rate, operating costs. The weighted average cost of capital is used as the discount rate. The Group recorded RMB94,311, RMB21,103 and RMB 4,667 impairment losses on its ROU assets, RMB16,892, RMB 9,479 and RMB 3,460 impairment losses on its property and equipment, RMB nil, RMB 21,448 and RMB 28,378 impairment losses on its property held for sale during the years ended December 31, 2018, 2019 and 2020, respectively.

g.	Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

h.	Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposits, short-term investments, equity securities without readily determinable fair values, amounts due from/to related parties, accounts receivable, accounts payable, short-term borrowings, long-term borrowings, convertible bond and other liabilities.

As of December 31, 2019 and 2020, the carrying values of cash and cash equivalents, restricted cash, term deposits, short-term investments, accounts receivable, accounts payable, short-term borrowings, convertible bond and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments. The carrying amounts of short-term borrowings and long-term borrowings approximate their fair values as their interest rates are at the same level of current market yield for comparable loans.

i.	Convenience translation

The Group’s business is primarily conducted in China and substantially all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the combined and consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.5250 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2020, or at any other rate.

j.	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value. The carrying value of cash equivalents approximates market value.

k.	Restricted cash

Restricted cash consists of cash equivalents restricted as to withdrawal or use for a specified purpose. Restricted cash is classified as either current or non-current based on when the amount will be released in accordance with the terms of the respective agreement.

l.	Term deposit

Term deposits represent time deposits placed with banks with original maturities of more than three months and equal or less than one year. Interest earned is recorded as interest income during the period.

In order to ensure that the Group's loans under a commercial bank in PRC can be timely and fully repaid, the Group pledged RMB4,760 term deposit to the commercial bank.

In order to ensure that the notes payable of the Group from another commercial bank can be fully paid timely, RMB 29,159 of term deposits was pledged. The pledge period is within one year since the notes issued.

In order ensure that the Group’s loans under another commercia bank in PRC can be timely and fully repaid, the Group pledged RMB 6,750 term deposit to the commercial bank.

m.	Short-term investments

Short-term investments include various financial products with variable interest rates placed with financial institutions and are restricted as to withdrawal and use. The Group classifies the financial products as held-to-maturity securities. The original maturities of the short-term investments are longer than three months, but shorter than twelve months. The carrying amount of these short-term investments approximate their fair values due to the short term maturities of these investments and are carried at cost.

The Group reviews its short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidences in evaluating the potential impairment of its short-term investments. If the carrying amount of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the carrying amount, and the Group’s intent and ability to hold the investments. OTTI is recognized as a loss in the combined and consolidation statements of operations. No impairment charge was recognized for the years ended December 31, 2018, 2019 and 2020.

n.	Property and equipment, net

Property and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Leasehold improvement	Shorter of the lease term or estimated economic life
Building	20 years
Furniture	5 years
Office equipment	3 years
Vehicles	5 years

Repair and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the combined and consolidated statements of operations.

o.	Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the combined and consolidated balance sheets as goodwill. Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

In January 2017, FASB issued ASU No. 2017-04: Simplifying the Test for Goodwill Impairment. Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The Group early adopted ASU No. 2017-04 on January 1, 2019 and used the one-step method for the goodwill impairment assessment for the year of 2019 and 2020.

Based on the result of the Group’s annual goodwill impairment assessment, no impairment charges were recognized for the years ended December 31, 2018, 2019 and 2020.

p.	Intangible assets

Intangible assets are amortized using the straight-line basis over the estimated useful lives as follows:

Category	Estimated useful life
Brand name	5 years
Customer relationship	3 – 5 years
Software	5 years
Patent	19 years

q.	Long-term investments

The Group’s long-term investments include equity securities without readily determinable fair values (cost method investments before adoption of Accounting Standard Codification (“ASC”) 321) and equity method investments.

Equity securities without readily determinable fair values

In January 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-01 Financial Instruments — Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Subsequent to ASU 2016-02, the FASB issued ASU 2019-03, “Technical Corrections and Improvements to Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01.

The Group adopted ASC 321, Investments—Equity Securities on January 1, 2019. Starting from January 1, 2019, for equity securities without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. The adoption did not have a material impact on the Group’s combined and consolidated financial position or results of operations.

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC Topic 820—Fair Value Measurement (“ASC 820”). If the fair value is less than the investment’s carrying value, the Group would recognize an impairment loss in the combined and consolidated statements of operations.

Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss after the date of investment into accumulated deficit and accordingly adjusts the carrying amount of the investment. The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that any OTTI has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment.

An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

r.	Convertible bond

The Group accounts for its convertible bond under ASC 470 Debt, using the effective interest method, from the issuance date to the maturity date. Interest expenses are recognized in the combined and consolidated statement of operation in the period in which they are incurred. The convertible bond does not have any embedded conversion option which shall be bifurcated and separately accounted for as a derivative under ASC 815, nor did the convertible bond contain a cash conversion feature.

s.	Lease

The Group early adopted ASC Topic 842 — Leases (“ASC 842”) on January 1, 2017 on a modified retrospective basis. In connection with the adoption of ASC 842, the Group made an accounting policy election for all lease related asset classes, to account for the lease and non-lease components as a single lease component. The Group has also made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to the Group’s overall lease portfolio. Payments related to those leases continue to be recognized in the combined and consolidated statement of operations on a straight-line basis over the lease term.

From the Perspective of Lessee

The Group leases properties for its co-working space and other locations. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Group enters the leased premises and begins to make improvements in preparation for its intended use.

At the commencement date of a lease, the Group recognizes a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term.

The future fixed lease payments are discounted using the incremental borrowing rate as the rate implicit in the lease is not readily determinable. The incremental borrowing rate is estimated on a portfolio basis and incorporating lease term, currency risk, credit risk and an adjustment for collateral. Upon adoption of ASU 2016-02 on January 1, 2017, the Group elected to use the remaining lease term as of January 1, 2017 in the estimation of the applicable discount rate for leases that were in place at adoption.

For the initial measurement of the lease liabilities for leases commencing after January 1, 2017, the Group uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities and long-term portions of operating lease liabilities are classified as lease liabilities, current and lease liabilities, non-current, respectively, in the combined and consolidated balance sheets.

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. Variable lease expenses include rent contingent payments based on percentages of revenue as defined in the lease. It is not included in lease expenses before it incurs or becomes probable.

From the Perspective of Lessor

The Group recognizes workspace membership revenue under ASC 842, and all the leases contracts are operating leases. The Group provides various leasing solutions for its members and generates revenues from monthly rent in the form of membership services fees or office desk rental fee. The workspace memberships enable members to access to office space, use of a shared internet connection, access to certain facilities (kitchen, common areas, etc.), as well as fee-based for the use of conference room. The price of each membership varies, based on the basis of the particular characteristics of the office space occupied by the member, the geographic location of the workspace, and the amount of desk space in the contract. The members do not have options to purchase underlying assets at termination. Renewal of memberships are on a negotiation basis before termination. The majority of the Group’s lease contracts are fixed lease payment contracts. The Group’s variable lease payments consist of certain contracts indexed to future sales revenues of the lessees. Variable membership fees are recognized when incurred. Workspace membership revenue consists primarily of fees from members and is recognized ratably, on a monthly basis, over the lease term, as access to office space is provided. The Group applied practical expedients to choose not to separate lease and non-lease components for all lease related asset classes. The consolidated component is accounted for under ASC842. The lease term for most of the membership services is less than one year. The leases do not have renewal options and penalty is imposed if the lessees early terminate the leases. Workspace membership fees are generally collected in advance each quarter. Members are generally required to provide the Group with a deposit which is normally one-month service fee. Pursuant to the term of membership agreement, the amount of deposit may be applied against the member’s unpaid balance.

The residual value of the Group’s lease assets represents the fair value of the leased assets at the end of the lease terms. The Group relies on industry data, historical experience, independent appraisals and the experience of the management team to value lease residuals.

Operating lease income from fixed payments and variable lease income for the years ended December 31, 2018, 2019 and 2020 were as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Operating lease income from fixed payments	393,285	555,187	417,816
Variable operating lease income	1,071	2,807	5,168
Total	394,356	557,994	422,984

Lease payments receivable for the following five years as of December 31, 2020 were as follows:

As of December 31,
2020
RMB
2021	184,547
2022	80,011
2023	52,268
2024	32,206
2025	20,787
Thereafter	344,141
Total	713,960

t.	Revenue recognition

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Topic 606”). This standard replaces existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. The Group has early adopted the new standard as of January 1, 2017 using the modified retrospective method to all contracts that were not completed as of January 1, 2017. The Group elects the practical expedient to expense the incremental direct costs of obtaining a contract when incurred if the amortization period is generally twelve months or less. The adoption did not have a material impact on the Group’s financial positions or results of operations. No adjustment was recorded to opening balance of accumulated deficits upon adoption.

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

The primary sources of the Group’s revenues are as follows:

(i)	Workspace membership revenue

As set out in Note 2 “Lease, from the perspective of lessor”, workspace membership revenue is recognized under ASC 842.

(ii)	Marketing and branding services revenue

Marketing and branding services revenue primarily consists of advertising services revenue, generated by a subsidiary acquired in 2018. The service provided is accounted for as a single performance obligation and revenue is recognized over the service period by using the advertisement placed as output method.

(iii)	Other services revenue

Other services revenue primarily consists of 1) interior design and construction revenue, 2) co-working space management fees, 3) SaaS services and IOT solutions revenue and 4) charges to members for ancillary services including printing copying, etc. Design and construction revenue is generated from two subsidiaries acquired in 2018. Design revenue is recognized over time based on the basis of direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract. Construction revenue is recognized over time based on a percentage of contract costs incurred to date compared to the total estimated contract cost. Co-working space management fees is derived from managing branded co- working space locations for leased property owners. The fee generally consists of a monthly base amount plus revenue sharing. Revenue is recognized over time when service is provided. Variable consideration is estimated as the most likely amount to which the Group expects to be entitled. SaaS service and IOT solution is generated from a subsidiary acquired in 2019 and recognized upon the service was completed. Revenue from ancillary services to members is recorded upon performance obligation delivered per contracts.

Contract liabilities primarily result from the timing difference between the Group’s satisfaction of performance obligation and the customers’ payment. Substantial all marketing and branding revenue, and services revenue is recognized over time during the years ended December 31, 2019 and 2020.

u.	Cost of revenue (excluding impairment loss)

Cost of revenue (excluding impairment loss) primarily consists of lease expenses, employee compensation and benefits, depreciation and amortization and other workspace operational costs such as utilities, maintenance, daily cleaning, insurance costs, office expenses, and consumables.

v.	Pre-opening expenses

Pre-opening expenses are expensed as incurred and consist of expenses incurred before a sharing workspace location opens for operations. The primary component of pre-opening expenses is lease expenses.

w.	Government subsidies

The government subsidies provided by the local government mainly included funding to support the development of the Group’s business. The Group reports government subsidies as subsidy income when received from local government authority with no limitation on the use of the subsidies. From time to time, the Group receives government subsidies related to government sponsored projects and records such government subsidies as a liability when received and recognizes as income when the performance obligation is met or fulfilled. For the years ended December 31, 2018, 2019 and 2020, RMB31,783, RMB16,782 and RMB 13,931 were received and recognized as other income in the Group’s combined and consolidated statements of operations, respectively.

x.	Value added taxes

Value-added tax (“VAT”) is reported as a deduction to revenue. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expense and other current liabilities on the consolidated balance sheet.

y.	Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes.

z.	Share-based compensation

Share-based compensation expense arises from the Company’s share-based awards granted to its employees and non-employees.

In determining the fair value of share options granted, a binomial option pricing model is applied.

Share-based compensation expense for share options granted is recognized on a tranche-by-tranche method over the requisite service period. The Company elected to not estimate the forfeiture rate, but to account for the forfeiture when forfeitures occur.

A change in any of the terms or conditions of share awards is accounted for as a modification. The Company calculates the incremental compensation cost of modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. The Company recognizes, over the remaining requisite service period of the modified awards, the sum of the incremental compensation cost and the remaining unrecognized compensation cost, if any, for the original award on the modification date.

aa.	Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments.

bb.	Net loss per share

Basic and diluted loss per share is computed by dividing losses attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. During the three years ended December 31, 2018, 2019 and 2020, the Group has no potentially dilutive ordinary shares and hence, the basic and diluted loss per share are equal for the years presented.

cc.	Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB171,915 and RMB 123,385 as of December 31, 2019 and 2020, respectively.

Interest rate risk

The Group is exposed to the impact of interest rate changes primarily through its variable-rate borrowings. As of December 31, 2019 and 2020, the Group has RMB28,788 and RMB1,000 short term borrowings with variable interest rates.

Concentration risks

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, term deposit and short-term investments. As of December 31, 2019 and 2020, substantially all of the Group’s cash and cash equivalents, term deposits and short-term investments were deposited in financial institutions located in the PRC. There are two customers individually represent greater than 10% of total net revenue for the year ended December 31, 2019, while there is no customer individually represent greater than 10% of total net revenue for the year ended December 31, 2020. There is one customer individually represent greater than 10% of total accounts receivable as of December 31, 2019, while there are three customers individually represent greater than 10% of total accounts receivable as of December 31, 2020.

There are no suppliers that individually represent greater than 10% of the total cost of revenue (excluding impairment loss) for the years ended December 31, 2019 and 2020.

dd.	Recent accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss methodology with an expected credit loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting companies as defined by the SEC. For all other entities, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is an emerging-growth company and has elected to adopt the new standard as of the effective date applicable to nonissuers. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

3.	BUSINESS ACQUISITIONS

Business acquisitions in the year ended December 31, 2018:

Acquisition of Shenzhen Weido

In June 2017, the Group signed an investment agreement to obtain 5% equity interest in Shenzhen Weido who is in the provision of working space sharing services, at cash consideration of RMB 3,000.

Weido’s equity interest was equity security but not in-substance common shares due to substantial liquidation preference over common shares. Accordingly, the investment in Weido was accounted for as cost method investment.

In June 2018, the Group acquired the remaining 95% equity interest in Shenzhen Weido, for a consideration of RMB 3,200 plus share consideration valued at RMB 95,147. The acquisition of 95% equity interest was accounted for as a step acquisition whereby the Group remeasured the fair value of its previously held equity interest in Shenzhen Weido on June 1, 2018, the step acquisition date. The fair value remeasurement of the 5% equity interest in Shenzhen Weido resulted in a gain of RMB 2,177. The purpose of the acquisition was to expand the business.

Following the completion of the transaction, Shenzhen Weido became a consolidated subsidiary of the Group. Due to PRC regulatory and shareholders’ approval requirements, ordinary shares of the Company were not issued until August 2019 after completion of the required legal processes. As such, the share consideration was recorded as liability to be settled in shares on the combined and consolidated balance sheets and the changes in fair value was recognized in the combined and consolidated statements of operations in the periods presented.

The purchase price consisted of the following:

RMB
Cash consideration	3,200
Share consideration	95,147
5% equity interest in Shenzhen Weido Fair value:	5,177
Carrying amount	3,000
Remeasurement gain upon step acquisition	2,177
Total purchase consideration	103,524

The acquisitions were recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The acquisition-date fair value of the equity interest held by the Group immediately prior to the acquisition date was measured at fair value using the market approach based on transactions for comparable companies. The purchase price allocations were determined by the Group with assistance of an independent valuation appraiser.

The purchase prices were allocated on the date of acquisition as follows:

RMB
Cash	2,426
Current assets	7,261
Property and equipment, net	3,030
ROU assets	35,019
Goodwill	104,980
Other non-current assets	116
Lease liabilities-current	(7,542)
Other current liabilities	(14,289)
Lease liabilities-non-current	(27,477)
Total purchase consideration	103,524

Acquisition of Daguan

In March 2018, the Group signed an investment agreement with Daguan, which engages in interior design business, to obtain 10% equity interests for cash consideration of RMB500. Daguan’s equity interest was an equity security and Group did not have significant influence over Daguan. Accordingly, the investment in Daguan was accounted for as cost method investment.

In July 2018, the Group further acquired additional 51% equity interest of Daguan for a cash consideration of RMB700 plus share consideration valued at RMB27,807. The acquisition of additional 51% equity interest was accounted for as a step acquisition whereby the Group measured the fair value of its previously held equity interests in Daguan at the acquisition date. The acquisition date fair value of the equity interest held by the Group immediately prior to the acquisition date was measured at fair value using a discounted cash flow method and taking into account certain factors including the projection of discounted future cash flow and an appropriate discount rate. The fair value remeasurement resulted in a gain of RMB5,093. Due to PRC regulatory and shareholders’ approval requirements, ordinary shares of the Company were not issued until August 2019 after completion of the required legal processes. As such, the share consideration was recorded as liability to be settled in shares on the combined and consolidated balance sheets and the changes in fair value was recognized in the combined and consolidated statements of operations in the periods presented. The purpose of the acquisition was to expand into the design market.

The purchase price consisted of the following:

RMB
Cash consideration	700
Share consideration	27,807
10% equity interest in Daguan Fair value:	5,593
Carrying amount	500
Remeasurement gain upon step acquisition	5,093
Total purchase consideration	34,100

The acquisitions were recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The purchase price allocations were determined by the Group with assistance of an independent valuation appraiser. The purchase prices were allocated on the date of acquisition as follows:

	RMB	Amortization Period
Cash	119
Other current assets	1,781
Property and equipment, net	201
Intangible assets-customer relationship	7,658	5 years
Goodwill	50,160
Current liabilities	(3,622)
Non-current Liabilities	(383)
Noncontrolling interests	(21,814)
Total purchase consideration	34,100

Acquisition of Xiamen Aiaite

In July 2018, the Group acquired 100% equity interest of Xiamen Aiaite engages in workspace sharing industry under a share exchange agreement for share consideration valued at RMB120,041, which was not paid until August 2019. Due to PRC regulatory and shareholders’ approval requirements, ordinary shares of the Company were not issued until August 2019 after completion of the required legal processes. As such, the share consideration was recorded as liability to be settled in shares on the combined and consolidated balance sheets and the changes in fair value was recognized in the combined and consolidated statements of operations in the periods presented. The purpose of the acquisition was to expand into the design market.

The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The purchase price allocation was determined by the Group with assistance of an independent valuation appraiser. The purchase price was allocated on the date of acquisition as follows:

RMB
Cash	4,362
Other current assets	10,852
Property and equipment, net.	4,200
ROU assets	14,559
Goodwill	112,000
Other non-current assets	452
Lease liabilities-current	(3,920)
Other current liabilities	(11,945)
Lease liabilities-non current	(10,519)
Total purchase consideration	120,041

Acquisition of Wujie Space

In 2016, the Group signed an investment agreement to obtain 8.19% equity interest in Wujie Space who is in the provision of working space sharing services, at a total cash consideration of RMB9,000. The equity interest held by the Group was diluted to 6.49% due to further financing activities of Wujie Space. The investment was recorded at cost method as the Group determined that the preferred shares were not in-substance common shares due to liquidation preferences over common shares.

In June 2018, the Group acquired the rest 93.51% equity interests in Wujie Space at RMB421,839 with share consideration. The acquisition of additional 93.51% equity interest was accounted for as a step acquisition whereby the Group remeasured the fair value of its previously held equity interests in Wujie Space on July 1, 2018, the step acquisition date. The acquisition-date fair value of the equity interest held by the Group immediately prior to the acquisition date was measured at fair value using the market approach based on transactions for comparable companies. The fair value premeasurement resulted in a gain at RMB20,273. Due to PRC regulatory and shareholders’ approval requirements, ordinary shares of the Company were not issued until August 2019 after completion of the required legal processes. As such, the share consideration was recorded as liability to be settled in shares on the combined and consolidated balance sheets and the changes in fair value was recognized in the combined and consolidated statements of operations in the periods presented. The purpose of the acquisition was to expand the business.

The purchase price consisted of the following:

RMB
Share consideration	421,839
6.49% equity interest in Wujie Fair value:	29,273
Carrying amount	9,000
Remeasurement gain upon step acquisition	20,273
Total purchase consideration	451,112

The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The purchase price allocation was determined by the Group with assistance of an independent valuation appraiser.

The purchase price was allocated on the date of acquisition as follows:

RMB
Cash	2,905
Other current assets	23,016
Property and equipment, net	30,503
ROU assets	68,448
Goodwill	454,722
Other non-current assets	9,152
Lease liabilities-current	(17,584)
Other current liabilities	(70,765)
Lease liabilities-non-current	(49,285)
Total purchase consideration	451,112

Acquisition of Dongyi Yuanda

In July 2018, the Group acquired 51% equity interests of Dongyi Yuanda, which engages in construction business through which the Group expects to benefit from the synergistic effect. The acquisition consideration is Group’s equity interest valued at RMB68,534. Due to PRC regulatory and shareholders’ approval requirements, ordinary shares of the Company were not issued until August 2019 after completion of the required legal processes. As such, the share consideration was recorded as liability to be settled in shares on the combined and consolidated balance sheets and the changes in fair value was recognized in the combined and consolidated statements of operations in the periods presented. The purpose of the acquisition was to expand into the construction market.

The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The purchase price allocation was determined by the Group with assistance of an independent valuation appraiser. The purchase price was allocated on the date of acquisition as follows:

RMB
Cash	120
Other current assets	88,685
Property and equipment, net	342
Other non-current assets	1,119
Goodwill	120,961
Current liabilities	(63,033)
Non-current liabilities	(14,000)
Noncontrolling interests	(65,660)
Total purchase consideration	68,534

Acquisition of Shengguang Zhongshuo

In December 2018, the Group acquired 51% equity interest of Shengguang Zhongshuo, which engages in marketing and branding services. The total consideration is RMB62,779 share consideration and RMB4,350 cash. Due to PRC regulatory and shareholders’ approval requirements, ordinary shares of the Company were not issued until August 2019 after completion of the required legal processes. As such, the share consideration was recorded as liability to be settled in shares on the combined and consolidated balance sheets and the changes in fair value was recognized in the combined and consolidated statements of operations in the periods presented. The purpose of the acquisition was to expand into the marketing and branding market.

	RMB	Amortization Period
Cash	20,593
Other current assets	53,264
Intangible assets	19,710	3 – 5 years
Property and equipment, net	147
Other non-current assets	61
Goodwill	83,549
Current liabilities	(42,559)
Non-current liabilities	(2,956)
Noncontrolling interests	(64,680)
Total purchase consideration	67,129

Other acquisitions in the year ended December 31, 2018

During the year ended December 31, 2018, the Group also made several other business acquisitions.

The total consideration of these business acquisitions was RMB245,323, of which RMB219,323 was share consideration and RMB26,000 was cash consideration, among which RMB10,000 had been paid during the year ended December 31, 2018. The cash and cash equivalents, intangible assets, goodwill and noncontrolling interests acquired from these business acquisitions were RMB2,931, nil, RMB279,181 and RMB48,990, respectively. The purchase price allocations were determined by the Group with assistance of an independent valuation appraiser.

The results of operations for all these acquired entities have been included in the Group’s combined and consolidated financial statements from their respective acquisition dates.

Pro forma results of operations:

The following summarized unaudited pro forma results of operations for the years ended December 31, 2018 assuming that all acquisitions occurred as of January 1, 2018. These pro forma results have been prepared for comparative purpose only and do not purport to be indicative of the results of operations, which actually would have resulted had the acquisitions occurred as of January 1, 2018, nor is it indicative of future operating results.

For the year ended December 31, 2018
unaudited
Pro forma net revenues	537,011
Pro forma net loss attributable to Ucommune	(472,124)

Business acquisitions in the year ended December 31, 2019:

Acquisition of Melo Inc.

In May 2019, the Group acquired 100% equity interests of Melo Inc., a company providing technology services, at the share consideration valued at RMB107,883 under an equity exchange arrangement. The control of Melo Inc. was transferred to the Group in May 2019 and the ordinary shares of the Company were issued in August 2019. Melo Inc. controls and consolidates Weixue Tianxia through a series of contractual arrangements where the primary beneficiary is Melo Inc.

The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities assumed were at their fair value on the date of acquisition. The purchase price allocation was determined by the Group with assistance of an independent valuation appraiser. The purchase prices were allocated on the date of acquisition as follows:

	RMB	Amortization Period
Cash	634
Other current assets	3,335
Property and equipment	370
Intangible assets	13,708	19 years
ROU assets	301
Lease liabilities, current	(127)
Current liabilities	(2,881)
Lease liabilities, non-current	(174)
Goodwill	92,717
Total purchase consideration	107,883

Other acquisitions in the year ended December 31, 2019:

During the year ended December 31, 2019, the Group also made several other business acquisitions. The total consideration of these business acquisitions was RMB 22,647, of which RMB 4,510 was cash consideration and RMB 18,137 was previously held equity interest. The cash and cash equivalents, intangible assets, goodwill and acquired noncontrolling interests from these business acquisitions were RMB3,608, RMB 562, RMB21,751 and RMB19,597, respectively. The purchase price allocations were determined by the Group with the assistance of an independent valuation appraiser.

The results of operations for all these acquired entities have been included in the Group’s combined and consolidated financial statements from their respective acquisition dates.

Pro forma results of operations:

The following summarized unaudited pro forma results of operations for the years ended December 31, 2018 and 2019 assuming that all acquisitions in the year ended December 31, 2019 occurred as of January 1, 2018. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations, which actually would have resulted had the acquisitions occurred as of January 1, 2018 nor is it indicative of future operating results.

	For the years ended December 31,
	2018	2019
	unaudited	unaudited
Pro forma net revenues	543,245	1,064,580
Pro forma net loss attributable to Ucommune	(491,311)	(600,377)

4.	HELD FOR SALE ASSETS

In April 2019, an investor contributed 100% ownership of Hunan Longxi, a real estate company which primarily consisted of certain properties and a land use right, to the Group for equity interest of Ucommune Venture valued at RMB 367,787. The management has approved the plan to sell the properties and land use right and has been actively marketing these assets, which had been sold in August 2020.

In August 2020, the Group entered into an assignment agreement with independence third party to dispose the 80% equity interest of Hunan Longxi and the Group’s debt claims to Hunan Longxi. The total cash consideration was RMB 200,000.

Disposal losses amounting to RMB 43,032 were recorded as loss on disposal of subsidiaries in the consolidated statements of operations as of December 31, 2020. In November 2020, the Group additionally disposed the remaining 20% of the equity interest of Hunan Longxi. As of December 31, 2020, the uncollected considerations of RMB 175,000 were recorded in other non-current assets, among which RMB 120,000 were guaranteed by 50% Hunan Longxi’s equity interest according to a supplementary pledge agreement. The uncollected considerations are expected to be collected within future two years.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Advances to suppliers(i)	41,890	63,513
Prepaid VAT	48,175	53,399
Rental deposit, current	10,295	7,825
Staff advances	5,418	4,791
Prepaid consulting expenses	1,099	3,848
Short-term construction deposits	4,744	2,838
Prepaid short-term rent	2,724	3,104
Interest receivable	726	490
Receivables from third-party payment platform	1,266	378
Others	19,493	23,215
Total	135,830	163,401

Notes:
(i)	Advances to suppliers mainly includes prepaid advertising costs, occupancy maintenance and facilities management expenses, as well as prepayment to construction and design suppliers.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Leasehold improvement	612,899	393,388
Buildings	163,887	164,436
Furniture	36,179	20,504
Office equipment	40,966	32,388
Vehicles	119	119
Total cost of property and equipment	854,050	610,835
Less: Accumulated depreciation	(247,428)	(225,788)
Impairment loss	(47,684)	(34,595)
Add: Foreign exchange differences	(506)	290
Construction in progress	9,412	238
Total	567,844	350,980

Depreciation expenses for the years ended December 31, 2018, 2019 and 2020 were RMB79,162, RMB108,303 and RMB76,353, respectively.

Loss on disposal for the years ended December 31, 2018, 2019 and 2020 were RMB7,069, RMB30,604 and RMB138,827, respectively.

The Building located in Kaifeng, Henan Province, was pledged for a 2-year RMB9,800 bank loan which was borrowed in July, 2020.

7.	INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Brand name	16,442	16,567
Customer relationship	12,978	12,978
Software	9,860	8,805
Patent	13,708	13,708
Others	562	562
Total cost of intangible assets	53,550	52,620
Less: accumulated amortization	(13,445)	(24,200)
Intangible asset	40,105	28,420

The Group recorded amortization expense of RMB 1,907, RMB10,803 and RMB11,202 for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, the future estimated amortization expenses are as below:

As of December 31,
2020
RMB
Within one year	9,051
1 – 2 years	5,655
2 – 3 years	3,910
3 – 4 years	1,174
4 – 5 years	754
5 years and thereafter	7,876
Total	28,420

8.	GOODWILL

Goodwill consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Beginning Balance	1,419,018	1,533,485
Acquisitions	114,467	-
Ending Balance	1,533,485	1,533,485

The Group has three operating segments as of December 31, 2020. The carrying amount of goodwill allocated to co-working space, marketing and branding and others reporting units as of December 31, 2020 was RMB1,131,154, RMB133,523 and RMB268,808, respectively.

9.	LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Equity method investments:
Youxiang City Hebei Real Estate Development and Operation Co., Ltd. (“Youxiang City”)	8,646	603
Other equity method investments(b)	4,655	397

Equity securities with readily determinable fair values investment:
Phoenix Tree Holdings Limited	1,010	-

Equity securities without readily determinable fair values investments:
Other equity securities without readily determinable fair values investments(c)	15,018	8,051
Total	29,329	9,051

Notes:
(a)	In July 2017, the Group invested RMB9,000 in cash in Youxiang City, a company focusing on real estate development and operation, for 30% equity interests. The equity interest was accounted for as equity method since the Group has significant influence over Youxiang City. In October 2020, Youxiang City reduced the registered paid-in capital to RMB900 and returned the RMB2,100 to the Group. The Group recognized a loss of RMB297 for the year ended December 31, 2020.
(b)	The Group holds 1% to 40% equity interests in other third-party companies through investments in their equity interests. The Group holds 1% equity interests in a company and has the ability to exercise significant influence. For other investments, the Group holds over 20% equity interests. The Group accounts for these investments by using equity method because the Group has the ability to exercise significant influence but does not have control over the Group has the ability to exercise significant influence but does not have control over the investees. The Group recognized gain or loss according to its equity interest percentage in these investees. In addition, the impairment recognized for other equity method investments were RMB nil, RMB 6,303 and RMB 3,460 for the years ended December 31, 2018, 2019 and 2020.
(c)	The balance represents equity securities without readily determinable fair values for Group does not have the ability to exercise significant influence over the investees relating to a cost method investment. For the years ended December 31, 2018, 2019 and 2020, the Group recorded impairment losses of RMB 18,990, RMB31,150 and RMB6,600 to other equity securities without readily determinable fair value, respectively as the Group believes the carrying value of the investments were no longer recoverable.

10.	LEASE

From the Perspective of Lessee

The Group leases real estate for terms between 2 to 20 years from real estate companies. The Group generally does not have options to extend or terminate leases, as the renewal or termination of relevant lease is on negotiation basis. Lease commences when the landlords make the space available for the Group to use.

The Group sub-leased the leased premises to provide various lease solutions. All of the Group’s leases are operating leases under ASC 842.

Supplemental balance sheet information related to the leases were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
ROU assets	1,851,729	879,348
Operating lease liabilities – current	(589,467)	(365,049)
Operating lease liabilities – non current	(1,393,691)	(580,562)
Weighted average remaining lease terms	7.60 year	7.71 year
Weighted average incremental borrowing rate	10.53%	10.75%

The losses from termination of leases for the years ended December 31, 2018, 2019 and 2020 were RMB nil, RMB nil and RMB 168,722.

The components of lease expenses for the years ended December 31, 2018, 2019 and 2020 were as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Operating lease expenses for variable payments	34	1,151	453
Operating lease expenses for fixed payments	381,306	506,026	337,608
Short-term lease expenses	17,492	7,277	10,265
Total	398,832	514,454	348,326

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	254,084	440,170	207,803

Supplemental noncash information:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
ROU assets acquired in exchange for equity interests	155,350	-	-
Operating lease liabilities arising from obtaining ROU assets	977,539	315,027	11,902

The future lease payments as of December 31, 2020 were as follows:

As of December 31,
2020
RMB
2021	365,049
2022	201,508
2023	174,115
2024	150,189
2025	127,986
Thereafter	317,478
Total lease payments	1,336,325
Less: imputed interest	(390,714)
Total lease liabilities	945,611

11.	FAIR VALUE MEASUREMENT

The carrying amounts of cash and cash equivalents, restricted cash, term deposits, short-term investments, accounts receivables, loans receivable, prepaid expenses and other current assets, accounts payable, short-term borrowings and accrued expenses and other current liabilities approximate their fair values due to the short-term maturities. The carrying amounts of long-term borrowings approximate their fair value as their interest rates are at the same level of current market yield for comparable loans.

Measured at fair value on a non-recurring basis

The Group’s goodwill and intangible assets are primarily acquired through business acquisitions. Purchase price allocation are measured at fair value on a non-recurring basis as of the acquisition dates. The Group measures its goodwill and intangible assets at fair value on a non-recurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. Acquired intangible assets are measured using the income approach — discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to goodwill and intangible assets acquired for the years ended December 31, 2019 and 2020. Details please refer to Note 7 and 8.

The Group measures ROU assets, property and equipment and other long-lived assets on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The fair value is determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate. The Group recorded RMB94,311, RMB21,103 and RMB4,667 impairment losses on its ROU assets, RMB16,892, RMB 9,476 and RMB3,460 impairment losses on property and equipment for the years ended December 31, 2018, 2019 and 2020, respectively.

There is no transfer between different levels during the year ended December 31, 2019 and 2020.

12.	SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Borrowings from commercial banks(i)	87,568	49,457
Borrowings from Red Star Macalline Co., Ltd.(ii)	30,000	-
Borrowings from others(iii)	21,079	-
Total	138,647	49,457

Notes:
(i)	In May 2018, the Group entered into a loan agreement with a PRC commercial bank obtain a loan totalling RMB20,000, which bears interest at a rate of 1.35% plus Loan Prime Rate (“LPR”) per annum, with a maturity date of June 30, 2019. On April 30, 2019, the Group repaid the loan. In April 2019, the Group renewed the loan agreement with a PRC commercial bank and obtain a loan totalling RMB20,000, which bears interest at a rate of 1.35% plus Loan Prime Rate (‘‘LPR’’) per annum, then the loan was repaid on April 4, 2020.

In June 2018, the Group obtained a one-year line of credit of RMB30,000 from another PRC commercial bank with an annual interest rate of 5.655%. In 2019, the Group drew seven tranches of loans totalling RMB 24,200 at an annual interest rate of 5.655%, and the loans were repaid at each due date. From March to April 2020, the Group drew three tranches of loans totalling RMB 9,000 at an annual interest rate of 5.655%.

In August 2019, the Group obtained a one-year line of credit of RMB30,000 from a PRC commercial bank. From August to November 2019, the Group drew four tranches of loans totalling RMB 28,789 at an annual interest rate of 5.6115%, and the Group repaid the loans at each due date.

In August 2019, the Group entered into a loan agreement with a PRC commercial bank obtain a loan totalling RMB10,000 which bears interest at a rate of 5.075‰ per month, with a maturity date of February 2020. The Group drew one tranches of loan totalling RMB 10,000 and the loan was repaid on February 20, 2020.

In August 2019, the Group obtained a one-year line of credit of RMB30,000 from another PRC commercial bank. From August to November 2019, the Group drew four tranches of loans totalling RMB 28,789 at an annual interest rate of 5.6115% and the loans were repaid in 2020.

In August 2019, the Group entered into a loan agreement with a PRC commercial bank. From August to December 2019, the Group drew five tranches of loans totalling RMB 4,579, which bears interest at a rate of 5.655% per annum and the loans were repaid in 2020. In August 2020, the Group drew RMB 1,000 at an annual interest rate of 5.20%.

In March 2020, the Group entered into a loan agreement with a PRC commercial bank obtain a loan totalling RMB10,000 which bears interest at a rate of 6.09% per year, with a maturity date of September 2020. The Group drew one tranches of loan totalling RMB 3,520 and the loan was repaid on September 22, 2020.

In November 2020, the Group obtained a two-year line of credit of RMB 90,000 from a PRC commercial bank and drew RMB 37,957 in December 2020 with an annual interest rate of 6.80%.

In May 2020, the Group obtained a one-year line of credit of RMB 1,500 from a PRC commercial bank and drew RMB 1,500 in June 2020 with an annual interest rate of 4.50%.

(ii)	In 2017, Red Star Macalline Co., Ltd. (‘‘Red Star’’) signed an investment term sheet with the Group and paid a down payment of RMB 30,000. The amount was recorded as other payable by the Group as of December 31, 2017. In November 2018, Red Star and the Group reached a supplementary agreement to terminate the term sheet and treat the amount as a loan to be repaid by August 30, 2019 at an annual interest rate of 12%. The interest is calculated starting from September 2017 when the Group received the amount. In August 2019, the repayment date was further extended to January 30, 2020. In April 2020, the payment date was further extended to April 10, 2020. The Group repaid the intention deposit of RMB 5,000 and all interest as of January 31, 2020 before April 10, 2020. And the Group repaid RMB 5,000 per month from May 2020 to September 2020, and all interest after January 30, 2020 were repaid on September 20, 2020.

(iii)	In August 2019, the Group entered into a credit facility agreement of USD 3,000 (approximately RMB21,079) with Innoven Capital China Pte., Ltd. (‘‘Innoven Capital’’). In August 2019 and September 2019, the Group drew RMB10,539 and RMB10,539, respectively. The interest rate is 9.0% per annum. And the loans were repaid in 2020.

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Penalty payable(i)	13,282	48,021
Refundable deposits from members, current	80,935	54,999
Payable for investments and acquisitions	41,688	32,688
Payable to former shareholders of acquirees	13,782	13,782
Accrued payroll	26,719	19,062
VAT payable	8,022	15,142
Other taxes payable	3,448	3,419
Interests payable	13,651	118
Others	39,826	21,735
Third-party loans(ii)	34,366	53,192
Amounts reimbursable to employees	858	1,839
Total	276,577	263,997

Notes:

(i)	This item represents penalty for early termination of lease and overdue rent.
(ii)	This item represents loans borrowed from third party individuals or companies which need to repay within one year with annual interest rate from 4.85% to 20%.

14.	LONG-TERM BORROWINGS

Long-term borrowings consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Long-term borrowing, current	14,390	3,618
Long-term borrowings, non-current	5,000	15,242
Total	19,390	18,860

In October 2017, the Group entered into a credit facility agreement of USD 5,000 (approximately RMB32,530) with Innoven Capital China Pte., Ltd. (“Innoven Capital”). In April 2018 and August 2018, the Group drew RMB3,440 and RMB13,750, respectively. Each repayment schedule includes 22 equal installments with the last installments due in April 2020 and August 2020, respectively. The interest rate is 9.5% per annum. The Group repaid all principal in 2020.

In connection with the acquisition of Hongtai Space in December 2017, the Group assumed a loan of RMB15,000 from Shenzhen Dinghong Investment Co., Ltd. The annual interest rate is 6%. The borrowings as of December 31, 2019 was RMB2,500. The loans were all repaid in January 2020.

In connection with the acquisition of Dongyi Yuanda in July 2018, the Group assumed a loan of RMB13,000 from a commercial bank which bears an annual interest rate at 7.03%. The annual interest rate was changed to 5.00% in 2020. The Group has repaid RMB 8,000 in September 2020 and will repay RMB1,000 and RMB3,000 in 2021, and 2022, respectively.

In 2020, the Group entered into loan agreements with a third party and obtain loans totalling RMB 7,950 which bears interest at rate of 12.24% per year. The interest should be paid monthly. In 2020, the Group repaid RMB 2,890. As of December 31, 2020, the remaining balance of the long-term borrowing, current portion and non-current portion were RMB 3,618 and RMB 1,442, respectively.

In 2020, the Group entered into a loan agreement with another commercial bank of RMB9,800 at an annual interest rate of 7.92%. The due date was July 2022.

15.	CONVERTIBLE BOND

In January 2019, the Company issued a convertible bond of USD10,000 (equivalent to RMB 71,477) (the “Bond”) to All-Stars SPX Limited (the “Holder”). Dr. Daqing Mao pledged 697,977 of the Company’s ordinary shares to the Holder for securing the Bond. The Bond has a term of 364 days commencing from the funding date, which can be extended for an additional six-month with both parties’ consent. Before the maturity, the Bond is convertible into the Company’s most senior class of security interests at the option of the Holder. USD1,000, USD4,000 and USD5,000 of the principal amounts should be converted at the conversion price determined based on the pre-money valuation of the Group at USD 2,500,000, USD 1,360,000 and USD 800,000, respectively, on a fully diluted and as converted basis. The Bond bears annual interest rate at 8% and will be payable upon maturity. The Holder enjoys pre-emptive rights, information and inspection rights and other protective rights.

The convertible bond does not have any embedded conversion option which shall be bifurcated and separately accounted for as a derivative under ASC 815, nor does it contain a cash conversion feature. The Company accounted for the Bond in accordance with ASC 470, as a single debt instrument; and per ASC 470, contingent beneficial conversion feature (“BCF”) shall not be recognized in earnings until the contingency is resolved. No BCF was recognized for the twelve-month period ended December31, 2019 as the current set conversion price for the Bond is greater than the fair value of the ordinary share price at date of issuance. No issuance costs related to the Bond incurred.

Up to November 30, 2020, the Bond has been fully repaid.

16.	COST OF REVENUE (EXCLUDING IMPAIRMENT LOSS)

Cost of revenue (excluding impairment loss) consisted of the following:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Lease expenses	383,690	494,111	345,208
Employee compensation and benefits	38,118	71,134	68,890
Depreciation and amortization	77,579	109,875	76,209
Advertising costs	22,292	469,367	278,679
Other operating costs(i)	141,930	224,905	199,083
Total	663,609	1,369,392	968,069

Notes:

(i) Including costs for construction and design services, utilities, maintenance, daily cleaning and others.

17.	INCOME TAXES

Cayman Islands& BVI

The Company and Ucommune Group are tax-exempted companies incorporated in the Cayman Islands. A subsidiary, Ucommune International Limited, is incorporated in BVI. The foregoing companies are not subject to income tax.

United States (“U.S.”)

Ucommune N.Y. Corp. is incorporated in the U.S. and is subject to the U.S. federal income taxes. According to U.S. tax reform, a flat corporate income tax rate of 21% is effective beginning in 2018.

Hong Kong

Ucommune HK was established in Hong Kong and is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2,000 Hong Kong dollars of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the combined and consolidated financial statements as it has no assessable profit for the years ended December 31, 2018, 2019 and 2020.

Singapore

Ucommune Singapore Pte. Ltd. was established in Singapore and is subject to Singapore corporate income taxes at the rate of 17% for the years ended December 31, 2018, 2019 and 2020.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions. According to the requirements of Cai Shui [2014] No. 26, enterprises that qualify as encouraged industrial enterprises located in Zhu Hai Heng Qin New Area (“Heng Qin New Area”) are subject to a tax rate of 15%. Shengguang Zhongshuo, as a company located in Heng Qin New Area, is qualified to enjoy the 15% preferential income tax rate.

Enterprises, for which the annual taxable income amount which does not exceed RMB500 in 2017, and the annual taxable income of no more than RMB1,000 in 2018, shall qualify as the small low-profit enterprises, and only 50% of its taxable income shall be subject to enterprise income tax at a reduced tax rate of 20%.

According to Caishui [2019] No. 13, small and low-profit enterprises have updated their preferential tax conditions. The entity should meet the three conditions: 1. The annual taxable income does not exceed RMB 3,000; 2. The number of employees does not exceed 300; 3. The total assets do not exceed RMB 50,000.

For small, low-profit enterprises whose annual taxable income does not exceed RMB1,000, the preferential income tax rate was 5%; for the annual taxable income exceeding RMB1,000 but not more than RMB 3,000, the preferential income tax rate was 10%.

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current tax expense	2,134	5,756	3,748
Deferred tax benefit	(47)	(884)	(884)
Total	2,087	4,872	2,864

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets:
Allowance for doubtful accounts	2,126	5,084
Impairment loss on long-lived assets	32,263	27,289
Impairment loss on long-term investments	8,953	16,371
Accrued Liabilities	-	10,418
Deductible temporary difference related to advertising expenses	3,773	4,561
Deferred subsidy income	1,044	821
Net operating loss carrying forwards	231,357	291,750
Total deferred tax assets	279,516	356,294
Less: valuation allowance	(279,516)	(356,294)
Deferred tax assets, net	-	-

Net change in the valuation allowance of deferred tax assets are summarized as follows:

RMB
Net change of valuation allowance of Deferred tax assets
Balance at December 31, 2017	81,635
Additions-change to tax expense	77,553
Additions- Acquisition	1,064
Balance at December 31, 2018	160,252
Additions-change to tax expense	119,264
Balance at December 31, 2019	279,516
Additions-change to tax expense	96,599
NOL Reductions/expirations	(19,821)
Balance at December 31, 2020	356,294

The significant components of deferred taxes liability were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax liabilities:
Acquired intangible assets	2,427	1,543

The aggregate NOLs in 2020 was RMB 1,721,775 deriving from entities in the PRC, Hong Kong, Singapore and U.S. The aggregate NOLs in 2019 was RMB 1,508,118 deriving from entities in the PRC, Hong Kong, Singapore and U.S. The cumulative net operating loss in the PRC can be carried forward for five years, to offset future net profits for income tax purposes. The NOLs will start to expire from 2021 if they are not used. The tax losses in Hong Kong, Singapore and U.S. can be carried forward without an expiration date.

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Group may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary basis. Valuation allowance of RMB160,252, RMB279,516 and RMB356,294 had been provided as of December 31, 2018, 2019 and 2020, respectively, in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2019 and 2020. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding RMB100 is specifically listed as a “special circumstance”). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion.

Therefore, the Group is subject to examination by the PRC tax authorities based on the above.

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Loss before provision for income taxes and loss from equity method investments	(442,120)	(800,253)	(504,441)
Income tax expense computed at an applicable tax rate of 25%	(110,530)	(200,063)	(126,110)
Effect of non-deductible items	5,736	1,075	9,213
Effect of preferential tax rate	16,421	43,826	16,042
Effect of income tax rate difference in other jurisdictions	3,663	40,770	9,243
Effect of change in tax rate	9,244	-	(2,123)
Change in valuation allowance	77,553	119,264	96,599
Total	2,087	4,872	2,864

If the Group did not enjoy income tax exemptions and preferential tax rates for the years ended December 31, 2018, 2019 and 2020, the increase in income tax expenses and net loss per share amounts would be as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Increase in income tax expenses	1,208	5,299	1,764
Net loss per share-basic and diluted	(9.94)	(15.91)	(7.53)

New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25% with the statute subject to the determination by PRC tax authorities.

If the Company were to be a non-resident for PRC tax purpose, dividends paid to it out of profits earned by PRC subsidiaries after January 1, 2008 would be subject to 10% withholding tax, if no tax treaty is applicable. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate may be reduced to 5%, if the investor holds at least 25% in the Foreign Invested Enterprise (“FIE”); or 10%, if the investor holds less than 25% in the FIE.

18.	SHAREHOLDER’S EQUITY

Ordinary shares

The Company was authorized to issue a total of 500,000,000 ordinary shares of a par value of $0.0001 each prior to the SPAC Transaction. The Company had only one class of issued ordinary shares and Holders of the Company’s ordinary shares are entitled to one vote for each share.

Upon the consummation of the SPAC Transaction, the Company changed the authorized ordinary shares of the Company to (i) 400,000,000 Class A Ordinary Shares of a par value of US$0.0001 each and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.0001 each. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes, voting together as one class.

Upon the consummation of the SPAC Transaction, there were 3,896,861 ordinary shares of Orisun remain issued and outstanding which had been replaced by the ordinary shares of the Company. The Company also issued 7,188,661 ordinary shares for share incentive plan. Besides, the convertible promissory note issued to Ucommune Group was automatically converted into 24,425 ordinary shares.

Upon the consummation of the SPAC Transaction, the Company issued 6,030,670 ordinary shares for PIPE investors.

All outstanding rights prior to the SPAC transaction were converted into 499,892 ordinary shares at the same time.

Warrants

As of December 31, 2020, there were 4,673,225 warrants outstanding(including public warrants and private warrants), all of which were outstanding before the SPAC Transaction.

Each whole public warrant that was issued with units in the initial public offering (“IPO”) of Orisun in 2018 is exercisable for one ordinary share at a price of $11.50 per full share. No fractional shares will be issued upon exercise of the public warrants. The warrants became exercisable on the date of the SPAC Transaction. No public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the public warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within 90 days from the consummation of the SPAC Transaction, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the public warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their public warrants on a cashless basis. The public warrants will expire five years from the consummation of the SAPC Transaction or earlier upon redemption or liquidation.

The Company may redeem the outstanding public warrants, in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable, ,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the shares of common stock equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the public warrants for redemption, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants.

The private warrants are identical to the public warrants underlying the units sold in the initial public offering, except that the private warrants will be exercisable on a cashless basis at the holder’s option and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the private warrants are held by someone other than the initial purchasers or their permitted transferees, the private warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.

The warrant was recognized as an equity instrument, which is classified within equity as additional paid-in capital.

Unit Purchase Option

There was an option purchased by the IPO underwriter of Orisun in 2019, to purchase 300,000 units exercisable at $11.50 per unit commencing on the consummation of the SPAC Transaction. In connection with the underwriter’s election to partially exercise its over-allotment option on August 28, 2019, there was an additional 33,002 unit purchase options issued to the underwriter. The unit purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from the effective date of the registration statement related to the initial public offering of Orisun (i.e., expires by August 2, 2024).

19.	EMPLOYEE DEFINED CONTRIBUTION

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB22,756, RMB27,965 and RMB21,451 for years ended December 31, 2018, 2019 and 2020, respectively.

20.	SHARE-BASED COMPENSATION

a.	Incentive Plan

2019 Plan

On September 19, 2019, September 1, 2020 and October 13, 2020, Ucommune Group granted 13,870,231, 1,843,899 and 191,062 share options to Ucommune Group’s employees and non-employees (the “Grantees”) at an exercise price of USD0.0001 per share respectively. The expiration date of the share options was the 10th anniversary of the date of grant. The options will vest in accordance with four types of vesting schedules set out in the respective option award agreement.

For type 1, 100% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO.

For type 2, 50% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO; 50% of the options shall vest and become exercisable on the first anniversary date of the Company’s IPO.

For type 3, 50% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO; 30% of the options shall vest and become exercisable on the first anniversary date of the Company’s IPO; 20% of the options shall vest and become exercisable on the second anniversary date of the Company’s IPO.

For type 4, 50% of the awarded options shall vest and become exercisable on the first anniversary date of the Company’s IPO; 30% of the options shall vest and become exercisable on the second anniversary date of the Company’s IPO; 20% of the options shall vest and become exercisable on the third anniversary date of the Company’s IPO.

On September 1,2020, The vesting schedule of the award options for certain employees and non-employees has been changed from “50% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO; 30% of the options shall vest and become exercisable on the first anniversary date of the Company’s IPO; 20% of the options shall vest and become exercisable on the second anniversary date of the Company’s IPO”(Type 3) to “100% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO”(Type 1).

2020 Plan

In connection with the SPAC Transaction, the Company adopted the 2020 Plan on November 17, 2020 (the “Replacement Date”), which is also the effective date of the SAPC Transaction to assume and replace the 2019 Plan. The Company rolled over options granted under the 2019 Plan with nearly the same terms. One option granted under the 2019 Plan was assumed and replaced by 0.4783 option under the 2020 Plan and the exercise price of the options was increased from $0.0001 per share to $0.00021 (0.0001 divided by 0.4783) per share. The 2020 Plan provides for the issuance of up to an aggregate of 7,188,661 of Class A ordinary shares.

The fair value of option granted was estimated on the date of grant using the binominal option- pricing model with the following assumptions used for grants during the applicable periods:

	For the years ended December 31,
	2019	2020
	RMB	RMB
Risk-free interest rate	1.80%	0.66%-0.71%
Volatility	37.34%	22.67%-35.44%
Dividend yield	-	-
Life of options (in years)	10	10
Fair value of underlying ordinary shares	41.51	34.47

(1) Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options, plus the country default spread of China.

(2) Volatility

The volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(3) Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(4) Life of options

Life of options is extracted from option agreements.

Prior to the consummation of the SPAC Transaction, the estimated fair value of the ordinary shares underlying the options as of the valuation date was determined based on a contemporaneous valuation. When estimating the fair value of the ordinary shares on the valuation dates, management has considered a number of factors, including the result of a third party appraisal of the Company, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the valuation date was determined with the assistance of an independent third-party appraiser. The fair values of the underlying ordinary shares on each date of the grant after November 17, 2020, were the closing prices of the Company’s ordinary shares traded in the stock exchange.

A summary of options activities during the year ended December 31, 2019 and 2020 is presented below:

	Number of options	Weighted average exercise price USD	Weighted average grant date fair value RMB	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at January 1, 2019	-	-	-	-
Granted	13,870,252	0.0001	41.51	9.72
Options outstanding at December 31, 2019	13,870,252	0.0001	41.51	9.72
Granted (before Replacement Date)	2,034,961	0.0001	34.47
Forfeited (before Replacement Date)	(1,271,704)	0.0001	40.86
Conversion due to recapitalization	(7,633,818)	0.0002	37.22
Forfeited (after Replacement Date)	(21,000)	0.0002	41.51

Options outstanding at December 31, 2020	6,978,691	0.0002	40.59	8.85	287,773
Options vested and expected to vest as of December 31, 2020	6,978,691	0.0002	40.59	8.85	287,773
Options exercisable as of December 31, 2020	2,693,250	0.0002	39.49	8.99	111,059

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of USD 6.32 of the Company's ordinary share on December 31, 2020.

The fair values of the options granted for the years ended December 31, 2019, and 2020 are as follows:

	For the years ended December 31,
	2019	2020
	RMB	RMB
Weighted average grant date fair value of option per share	41.51	53.57
Aggregate grant date fair value of options	575,788	373,832

As of December 31, 2020, there was approximately RMB 209,209 of total unrecognized compensation cost related to unvested share options. The unrecognized compensation costs are expected to be recognized over a weighted average period of 2.32 years.

Total share-based compensation expense for the years ended December 31, 2020 were as follows:

For the year ended December 31, 2020
Cost of revenue	7,375
Selling and marketing	11,740
General and administrative	145,508
Total share-based compensation expense	164,623

b.	Earn-out compensation from SPAC Transaction

In connection with SPAC Transaction, 4.0 million Earnout Shares were granted to certain shareholders of Ucommune Group as disclosed in Note 1 (b).

The Company accounted for the Earnout Shares as share-based compensation under ASC 718.   The Company determined the fair value of the earn-out shares using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. Assumptions used to estimate the fair values of the share options granted or modified were as follows:

For the year ended December 31, 2020
Risk-free interest rate	0.10%-0.24%
Volatility	29.80%-32.58%
Dividend yield	-
Life (in years)	0.45-2.45
Fair value of the underlying ordinary shares (USD)	8.17

Total share-based compensation expense of earn-out shares for the years ended December 31, 2020 were as follows:

For the year ended December 31, 2020
General and administrative	37,710

21.	NET LOSS PER SHARE

For the years ended December 31, 2018, 2019 and 2020, for the purpose of calculating net loss per share as a result of the reorganization as described in Note 1, the number of shares used in the calculation reflects the outstanding shares of the Company as if the reorganization took place at the beginning of the period presented.

Basic and diluted net loss per share for each of the year presented were calculated as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net loss attributable to Ucommune International Ltd.’s shareholders	(429,592)	(791,150)	(488,492)
Denominator:
Weighted average ordinary shares used in computing basic loss per share	43,359,150	50,074,152	65,141,759
Weighted average ordinary shares used in computing diluted loss per share*
Basic net loss per share	(9.91)	(15.80)	(7.50)
Diluted net loss per share	(9.91)	(15.80)	(7.50)

*	The potential dilutive securities were not included in the calculation of dilutive net loss per share in those periods where their inclusion would be anti-dilutive.

22.	RELATED PARTIES BALANCES AND TRANSACTIONS

The Group had the following related parities:

a. Executive Officers and companies controlled by executive officers

b. Equity method investees

c. Companies controlled by the same controlling shareholders.

d. The 30% equity holder of Shengguang Zhongshuo

e. The wholly owned subsidiary of d.

I. Balances:

The Group had the following related party balances:

	Relationship	Notes	As of December 31,
			2019	2020
			RMB	RMB
Amounts due from related parties:
Guangdong Advertising Co., Ltd.	(d)	(i)	36,381	2,529
Youxiang Group	(c)	(ii)	15,483	21,778
Others		(iii)	1,631	494
			53,495	24,801

	Relationship	Notes	As of December 31,
			2019	2020
			RMB	RMB
Amounts due to related parties:
Youxiang Group	(c)	(iv)	34,032	67,669
Angela Bai	(a)	(v)	-	4,750
Guangdong Marketing Advertising Group	(e)	(vi)	9,209	18,667
Others			10	1,651
			43,251	92,737
____________

Notes:
(i)	Amounts due from Guangdong Advertising Co., Ltd. are marketing service fee receivable and prepaid advertising fee.
(ii)	Amounts due from Youxiang Group are construction fee and rental deposits.
(iii)	Amounts due from others are operating management fees and operating management fees and prepaid marketing service fee.
(iv)	Amounts due to Youxiang Group are accrued lease expenses, property management expenses and borrowing with annual interest rate of 4.785%.
(v)	In August 2020, Angela Bai, spouse of Dr. Daqing Mao, extended two loans of US$1,100 and RMB8,000 to the Group, respectively. One loan had an interest rate of 8.0% per annum with a maturity date of January 4, 2021, and the other had an interest rate of 4.785% per annum with a maturity date of August 15, 2021. In October 2020, Angela Bai, lent another loan of RMB 1,500 with interest rate of 4.785% and a maturity date of January 5, 2021 to the Group. During the year ended December 31, 2020, the Group repaid US$1,100, RMB 4,000, and RMB 750 of the USD1,100 loan, RMB 8,000 loan, and RMB 1,500 loan, respectively. As of December 31, 2020, the amount due to Angela Bai was RMB4.75 million.

(vi)	Amounts due to Guangdong Marketing Advertising Group are accounts payable for advertisement distribution services.

The Group entered into leases with Youxiang Group and the related ROU assets as of December 31, 2019 and 2020 were RMB106,558 and RMB17,622, respectively. The related lease liabilities as of December 31, 2019 and 2020 were RMB111,248 and RMB24,566, respectively.

II. Transactions:

Lease expenses

			For the Years Ended December 31,
	Relationship	Notes	2018	2019	2020
			RMB	RMB	RMB
Youxiang Group	(c)	(i)	11,964	22,336	12,645

Revenues

			For the Years Ended December 31,
	Relationship	Notes	2018	2019	2020
			RMB	RMB	RMB
Youxiang Group	(c)	(ii)	4,435	12,116	20,124
Guangdong Advertising Co., Ltd.	(d)	(iii)	-	117,796	77,046

Property management expense

			For the Years Ended December 31,
	Relationship	Notes	2018	2019	2020
			RMB	RMB	RMB
Youxiang Group	(c)	(iv)	1,451	3,531	3,668

Promotion consulting expense

			For the Years Ended December 31,
	Relationship	Notes	2018	2019	2020
			RMB	RMB	RMB
Xinjiang Xinzhongshuo Marketing Co., Ltd.	(a)	(v)	-	4,350	-

Purchase of advertisement distribution resources

			For the Years Ended December 31,
	Relationship	Notes	2018	2019	2020
			RMB	RMB	RMB
Xinjiang Xinzhongshuo Marketing Co., Ltd.	(a)	(vi)	-	47,425	5
Guangdong Advertising Co., Ltd.	(d)	(vi)	-	2,871	1,081
Guangdong Advertising Marketing Group	(e)	(vi)	-	8,687	10,418

Notes:

(i)	The amount represents rental expense for the operating lease to Youxiang Group.

(ii)	The amount represents consulting, construction and designing services provided to Youxiang Group.

(iii)	The amount represents marketing services provided to Guangdong Advertising Co., Ltd.

(iv)	The amount represents property management services provided by Youxiang Group.

(v)	The amount represents promotion consulting expense provided by Xinjiang Xinzhongshuo Marketing Co., Ltd.

(vi)	The amount represents advertisement distribution services provided by these related parties.

23.	COMMITMENTS AND CONTINGENCIES

Investment commitment

The Group was obligated to pay RMB18,800 for several long-term investments under various arrangements as of December 31, 2020 with payment due within six and a half years.

Capital commitment

As of December 31, 2020, the Group had outstanding capital commitments of RMB 26, mainly relating to capital expenditures on leasehold improvement with payment due within one year.

Contingencies

The Company is currently not a party to any legal or administrative proceedings and are not aware of any pending or threatened legal or administrative proceedings against it in all material aspects. The Company may from time to time become a party to various legal or administrative proceedings arising in its ordinary course of business.

24.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts, which is included in retained earnings accounts in equity section of the consolidated balance sheets. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. If any PRC subsidiary incur debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to the Group. Any limitation on the ability of the PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to pay dividends.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The Group’s provision for the statutory common reserve is in compliance with the aforementioned requirement of the Company Law. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital, additional paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital, additional paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB4,251,792 and RMB4,211,944, as of December 31, 2019 and 2020, respectively.

25.	SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance.

The Group’s CODM has been identified as the CEO. For the years ended December 31, 2018, 2019 and 2020, there are three operating segments identified including workspace membership, marketing and branding, and others.

The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC. The Group’s CODM evaluates performance based on each operating segment’s revenue and costs of revenue (excluding impairment loss). Revenues and cost of revenue (excluding impairment loss) by segment are presented below.

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Revenue:
Workspace membership	394,356	557,994	422,984
Marketing and branding services	24,617	534,826	317,461
Other services	29,535	74,538	136,692
Total revenue	448,508	1,167,358	877,137
Cost of revenue (excluding impairment loss)
Workspace membership	(624,844)	(814,002)	(557,102)
Marketing and branding services	(22,481)	(485,473)	(297,893)
Other services	(16,284)	(69,917)	(113,074)
Total cost of revenue (excluding impairment loss)	(663,609)	(1,369,392)	(968,069)

The Group’s CODM does not review the financial position by operating segment, thus total assets by operating segment is not presented.

26.	PARENT ONLY INFORMATION

Basis of presentation

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s combined and consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries and VIEs.

Investments in subsidiaries and VIEs

The Parent Company and its subsidiaries, VIEs and VIEs’ subsidiaries were included in the combined and consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the Parent Company’s stand-alone financial statements, its investments in subsidiaries, VIEs and VIEs’ subsidiaries were reported using the equity method of accounting. The Parent Company’s share of loss from its subsidiaries, VIEs and VIEs’ subsidiaries were reported as share of loss of subsidiaries, VIEs and VIEs’ subsidiaries in the accompanying Parent Company financial statements. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to RMB nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of Parent Company Information, preparation the Parent Company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries, VIEs and VIEs’ subsidiaries regardless of the carrying value of the investment even though the Parent Company is not obligated to provide continuing support or fund losses.

The following represents condensed unconsolidated financial information of Ucommune International Ltd.

Condensed Balance Sheets:

	As of December 31,
	2019	2020
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	140	181,262	27,780
Amount due from inter-company	69,624	235,086	36,029
Other current assets	284	979	150
Non-current assets
Investment in subsidiaries	1,909,366	1,623,395	248,796
TOTAL ASSETS	1,979,414	2,040,722	312,755

LIABILITIES AND EQUITY
Total current liabilities	11,513	40,409	6,194

Non-current liabilities:
Convertible bond	69,762	-	-
TOTAL LIABILITIES	81,275	40,409	6,194

EQUITY
Class A ordinary shares (nil and 400,000,000 authorized, 62,811,334 and 70,999,436 issued and outstanding as of December 31, 2019 and, 2020, with par value of US$0.0001)	44	49	7
Class B ordinary shares (nil and 100,000,000 authorized, nil and 9,452,407 issued and outstanding as of December 31, 2019 and, 2020, with par value of US$0.0001)	-	6	1
Additional paid-in capital	3,645,669	4,230,656	648,376
Accumulated deficit	(1,746,648)	(2,235,140)	(342,550)
Accumulated other comprehensive loss	(926)	4,742	727
TOTAL EQUITY	1,898,139	2,000,313	306,561
TOTAL LIABILITIES AND EQUITY	1,979,414	2,040,722	312,755

Condensed Statements of Operations and Comprehensive Loss:

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)

Loss from operations	-	(11,110)	(42,702)	(6,544)
Loss from investment in subsidiaries	(429,592)	(780,040)	(445,790)	(68,320)
Net loss	(429,592)	(791,150)	(488,492)	(74,864)
Other comprehensive loss	(629)	91	5,668	869
Total Comprehensive loss	(430,221)	(791,059)	(482,824)	(73,995)

Condensed Statements of Cash Flows:

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)

Net cash used in operating activities	-	(69,622)	(179,963)	(27,581)
Net cash used in investing activities	-	-	-	-
Net cash provided by financing activities	-	69,762	375,462	57,542
Reverse recapitalization	-	-	39,162	6,002
Equity financing through PIPE	-	-	336,300	51,540
Cash received from convertible bond	-	69,762	-	-
Net increase in cash and cash equivalents	-	140	177,862	27,259
Cash and cash equivalents at beginning of the year	-	-	140	21
Cash and cash equivalents at end of the year	-	140	178,002	27,280

27.	SUBSEQUENT EVENTS

On February 2, 2021, the Company closed its public offering of 4,938,271 Class A ordinary shares and warrants and obtained approximately RMB 120,791 (US$ 18,512).

Other than the subsequent event described above, the Company did not identify any subsequent events that would have required adjustment or disclosure on the combined and consolidated financial statements.

