Form 20-F
period 2021-12-31
Ucommune International Ltd
filed 2022-05-10
CIK 1821424

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________

FORM 20-F

_____________________

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . . . . . .

Commission File Number: 001-39738

_____________________

UCOMMUNE INTERNATIONAL LTD
(Exact name of Registrant as specified in its charter)

_____________________

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Guang Hua Road, No 2, Tower D, Floor 8
Chaoyang District, Beijing 100026
People’s Republic of China
(Address of Principal Executive Offices)

Ms. Xin Guan, Chief Executive Officer
Guang Hua Road, No 2, Tower D, Floor 8
Chaoyang District, Beijing 100026
People’s Republic of China
Tel: +8610 65067789
Email: weisf@ucommune.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

_____________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares, US$0.0001 par value per share (US$0.002 if retroactively adjusted to reflect the 20-to-1 share consolidation effected on April 21, 2022)	UK	The Nasdaq Stock Market LLC
Warrants* to purchase Class A ordinary shares	UKOMW	The Nasdaq Stock Market LLC

____________

*        expiring on November 17, 2025.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

________________________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

87,390,114 ordinary shares, including 77,937,707 Class A ordinary shares and 9,452,407 Class B ordinary shares issued and outstanding as of December 31, 2021 (4,369,538 ordinary shares, including (3,896,916 Class A ordinary shares and 472,622 Class B ordinary shares if retroactively adjusted to reflect the 20-to-1 ordinary share consolidation effected on April 21, 2022).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer	☐
		Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

____________

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

Introduction

Except where the context otherwise requires and for purposes of this annual report only:

•        “AI” refers to artificial intelligence;

•        “app” refers to mobile app;

•        “Beijing Melo” refers to Beijing Melo Technology Co., Ltd.;

•        “Beijing U Bazaar” refers to Beijing Ubazaar Technology Co., Ltd.;

•        “Business Combination” refers to (1) reincorporation of Orisun Acquisition Corp in Cayman Islands by merging with and into our company; and (2) merger of Everstone International Ltd, a Cayman Islands exempted company and wholly owned subsidiary of our company, with and into Ucommune Group Holdings Limited (“Ucommune Group Holdings”), resulting in Ucommune Group Holdings being a wholly owned subsidiary of our company.

•        “CAGR” refers to compound annual growth rate;

•        “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and the Macau Special Administrative Region;

•        “Class A ordinary shares” or “our Class A ordinary shares” refers to the Class A ordinary shares, par value US$0.0001 per share, of the Parent, carrying one vote per share. On April 21, 2022, we effected a 20-to-1 Share Consolidation (as defined below). The par value of Class A ordinary shares then became US$0.002 per share;

•        “Class B ordinary shares” or “our Class B ordinary shares’ refers to the Class B ordinary shares, par value US$0.0001 per share, of the Parent, carrying 15 votes per share. On April 21, 2022, we effected a 20-to-1 Share Consolidation. The par value of Class B ordinary shares then became US$0.002 per share;

•        “Frost & Sullivan” refers to Frost & Sullivan (Beijing) Inc., Shanghai Branch Co., a third-party industry research firm;

•        “Generation Z” refers to the demographic cohort in China of individuals born from 1990 to 2009;

•        “GMV” refers to gross merchandize value;

•        “Greater China” refers to, for the purpose of this annual report only, China as well as Hong Kong, Macau Special Administrative Region and Taiwan;

•        “Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;

•        “individual members using workstations” refers to the individuals that use our workstations under a membership agreement as of a given date, excluding the individuals that have access to a workstation on as-needed basis;

•        “IOT” refers to internet of things;

•        “IT” refers to information technology;

•        “mature spaces” refers to spaces that have been open for more than 24 months;

•        “members” refers to the individuals and enterprises that have registered on U Bazaar and have received reward points as of a given date;

•        “new tier-1 cities” refers to the relatively developed cities following the tier-1 cities: Chengdu, Hangzhou, Nanjing, Qingdao, Kunming, Shenyang, Tianjin, Wuhan, Xi’an, Changsha, Chongqing, Suzhou, Ningbo, Zhengzhou and Dongguan;

•        “ordinary shares” refers to our Class A and Class B ordinary shares of par value US$0.0001 per share. On April 21, 2022, we effected a 20-to-1 Share Consolidation. The par value of Class A ordinary shares then became US$0.002 per share;

•        “Parent” refers to Ucommune International Ltd, our ultimate Cayman Islands holding company and a Nasdaq-listed company;

•        “PIPE investment” refers to the investment of $60.9 million in by certain backstop investors in connection with our company’s Business Combination.

•        “RMB” or “Renminbi” refers to the legal currency of the PRC;

•        “SAFE” refers to the State Administration for Foreign Exchange;

•        “Shengguang Zhongshuo” refers to Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd.;

•        “SME” refers to small and medium enterprises;

•        “space(s) operated by our associate(s)” refers to the co-working space(s) in which we have a minority interest investment but are operated by our associate(s); and we account for our investment under the equity method but do not consolidate the revenue of such spaces into our combined and consolidated financial statements;

•        “tier-1 cities” refers to the most developed cities in the PRC: Beijing, Shanghai, Guangzhou and Shenzhen;

•        “U Bazaar” refers to the mobile app developed by Beijing U Bazaar Technology Co., Ltd.;

•        “Ucommune Technology” refers to Ucommune (Beijing) Technology Co., Ltd.;

•        “Ucommune Venture” refers to Ucommune (Beijing) Venture Investment Co., Ltd.;

•        “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•        “variable interest entities” or “VIEs” refers to Ucommune Venture, Beijing U Bazaar and Weixue Tianxia (including each of their consolidated subsidiaries in China, if any), which are PRC companies in which the Parent does not have equity interests but whose financial results have been consolidated into the combined and consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP, due to the Parent being the primary beneficiary of, such entities;

•        “we,” “us,” “our company,” “our” or “Ucommune” refers to Ucommune International Ltd, a Cayman Islands company, its subsidiaries and, in the context of describing our operations and combined and consolidated financial statements, the consolidated VIEs;

•        “Weixue Tianxia” refers to Beijing Weixue Tianxia Education Technology Co., Ltd;

•        “2019 plan” refers to a share incentive plan of the Parent adopted on August 22, 2019; and

•        “2020 plan” refers to a share incentive plan of the Parent adopted in November 17, 2020, to assume and replace the 2019 plan.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

On April 21, 2022, the Parent held an extraordinary general meeting (the “Meeting”) to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Parent’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Parent (the “Share Consolidation” or “Reverse Split”). At the Meeting, the Parent’s shareholders approved the Share Consolidation by ordinary resolutions. As a result, the Share Consolidation became effective at 5 P.M. on April 21, 2022, U.S. Eastern time, and the Class A ordinary shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market when the market opened on the next business trading day under the same symbol “UK” but under a new CUSIP number of G9449A 209. No fractional shares were issued in connection with the Share Consolidation. All fractional shares were rounded up to the whole number of shares. Each 20 pre-split ordinary shares outstanding automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholders, and the terms of the outstanding warrants, unit purchase options, senior convertible debentures and awards under share incentive plans of the Parent were adjusted automatically without any action on the part of the holders of those warrants, unit purchase options, senior convertible debentures and awards under share incentive plans. Immediately following the Share Consolidation, the authorized share capital of the Parent became US$50,000.00 divided into 25,000,000 ordinary shares of par value of US$0.002 each, comprising (a) 20,000,000 Class A ordinary shares of par value of US$0.002 each and (b) 5,000,000 Class B ordinary shares of par value of US$0.002 each.

From a Cayman Islands legal perspective, the Share Consolidation does not have any retroactive effect on the Parent’s shares prior to the effective date on April 21, 2022. However, references to the Parent’s ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Share Consolidation, as if the Share Consolidation had occurred by the relevant earlier date. As a result of the Share Consolidation, the Parent’s issued and outstanding ordinary shares have been retroactively adjusted, where applicable, in this annual report to give effect to the Share Consolidation of the ordinary shares of the Parent, as if it had occurred at the beginning of the earlier period presented.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•        our goals and growth strategies;

•        our future business development, results of operations and financial condition;

•        relevant government policies and regulations relating to our business and industry;

•        our expectation regarding the use of proceeds from securities offerings;

•        general economic and business conditions in China; and

•        assumptions underlying or related to any of the foregoing.

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

v

part I

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.      KEY INFORMATION

A.     Selected Financial Data

Selected Financial Information

The following selected combined and consolidated statements of operations data for the years ended December 31, 2019, 2020 and 2021, selected combined and consolidated balance sheet data as of December 31, 2019, 2020 and 2021 and selected combined and consolidated cash flow data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited combined and consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Our historical results are not necessarily indicative of results expected for future periods. You should read this selected consolidated financial data together with our combined and consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F.

The following table presents our selected combined and consolidated statements of operation data for the years ended December 31, 2019, 2020 and 2021.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands, except for shares and per share data)
Selected Combined and Consolidated Statements of Operation Data:
Revenue:
Workspace membership revenue	557,994	422,984	376,642	59,103
Marketing and branding service revenue	534,826	317,461	463,475	72,729
Other service revenue	74,538	136,692	217,391	34,113
Total revenue	1,167,358	877,137	1,057,508	165,945
Cost of revenue(1):
Workspace membership	(814,002)	(557,102)	(508,121)	(79,735)
Marketing and branding services	(485,473)	(297,893)	(444,717)	(69,786)
Other services	(69,917)	(113,074)	(181,222)	(28,438)
Total cost of revenue (excluding impairment loss)	(1,369,392)	(968,069)	(1,134,060)	(177,959)
Impairment loss on long-lived assets and long-term prepaid expenses	(52,030)	(36,505)	(114,485)	(17,965)
Impairment loss on goodwill	—	—	(1,504,525)	(236,093)
Pre-opening expenses	(15,124)	—	—	—
Sales and marketing expenses	(75,841)	(47,061)	(61,670)	(9,677)
General and administrative expenses	(181,582)	(320,202)	(376,417)	(59,068)
Remeasurement gain of previously held equity interests in connection with step acquisitions	386	—	—	—
Change in fair value of warrant liability	—	—	6,837	1,073
Change in fair value of liabilities to be settled in shares	(179,475)	—	—	—
Loss from operations	(705,700)	(494,700)	(2,126,812)	(333,744)
Interest expense, net	(10,402)	(12,863)	(3,262)	(512)
Subsidy income	16,782)	13,931	7,352	1,154
Impairment loss on long-term investments	(37,453)	(10,060)	(1,371)	(215)
Gain on disposal of long-term investments	—	8,561	—	—
Loss on disposal of subsidiaries	—	—	(14,978)	(2,350)
Other (expense)/income, net	(63,480)	30,393	(19,260)	(3,022)
Loss before income taxes and loss from equity method investments	(800,253)	(504,441)	(2,158,331)	(338,689)
Provision for income taxes	(4,872)	(2,864)	(4,479)	(703)
Loss from equity method investments	(1,548)	(639)	(27)	(4)
Net loss	(806,673)	(507,944)	(2,162,837)	(339,396)
Less: net loss attributable to non-controlling interests	(15,523)	(19,452)	(166,424)	(26,116)
Net loss attributable to Ucommune International Ltd.	(791,150)	(488,492)	(1,996,413)	(313,280)
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd.
– Basic and diluted	(316.00)	(149.98)	(462.88)	(72.64)
Weighted average shares used in calculating net loss per share
– Basic and diluted	2,503,708	3,257,088	4,313,064	4,313,064

____________

(1)      Our cost of revenue does not include impairment loss, and we generally do not consider impairment factor on a routine basis when operating and managing our co-working space business.

The following table presents our selected combined and consolidated balance sheet data as of December 31, 2019, 2020 and 2021.

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Summary Combined and Consolidated Balance Sheet Data:
Current assets
Cash and cash equivalents	175,774	348,064	165,792	26,016
Restricted cash, current	—	52,199	50,703	7,956
Term deposits, current	41,715	47,710	—	—
Short-term investments	37,930	5,900	26,423	4,146
Accounts receivable, net of allowance	86,200	125,359	132,264	20,755
Prepaid expenses and other current assets, net	135,830	163,401	147,676	23,173
Loans receivable	—	—	—	—
Amounts due from related parties, current	52,611	24,504	54,715	8,586
Held-for-sale assets, current	365,233	—	—	—
Total current assets	886,293	767,137	577,573	90,632
Non-current assets
Restricted cash, non-current	20,527	527	—	—
Long-term investments	29,329	9,051	22,231	3,489
Property and equipment, net	567,844	350,980	231,795	36,374
Right-of-use assets, net	1,851,729	879,348	678,769	106,514
Intangible assets, net	40,105	28,420	16,639	2,611
Goodwill	1,533,485	1,533,485	43,011	6,749
Rental deposit	98,486	61,170	35,920	5,637
Long-term prepaid expenses	116,363	113,271	72,135	11,320
Amounts due from related parties, non-current	884	297	498	78
Other assets, non-current	185	194,444	194,444	30,513
Total non-current assets	4,258,937	3,170,993	1,295,442	203,284
Total assets	5,145,230	3,938,130	1,873,015	293,916
Total current liabilities	1,625,690	1,138,690	1,031,530	161,870
Total non-current liabilities	1,415,426	613,824	463,774	72,776
Total liabilities	3,041,116	1,752,514	1,495,304	234,646
Total equity	2,104,114	2,185,616	377,711	59,270
Total liabilities and shareholders’ equity	5,145,230	3,938,130	1,873,015	293,916

The following table presents our selected combined and consolidated cash flow data for the years ended December 31, 2019, 2020 and 2021.

	For the Year Ended December 31,
	2019	2020	2021
	(in thousands)
	RMB	RMB	RMB	US$
Summary Combined and Consolidated Cash Flow Data:
Net cash used in operating activities	(223,357)	(27,644)	(199,120)	(31,245)
Net cash provided by(used in) investing activities	7,424	(39,258)	(59,083)	(9,272)
Net cash provided by financing activities	104,379	289,576	78,894	12,379
Effects of exchange rate changes	(51)	(18,185)	(4,986)	(783)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(111,605)	204,489	(184,295)	(28,921)
Cash, cash equivalents and restricted cash – beginning of the year	307,906	196,301	400,790	62,893
Cash, cash equivalents and restricted cash – end of the year	196,301	400,790	216,495	33,972

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

EBITDA represents net loss before interest expense, net, provision for income taxes, depreciation of property and equipment and amortization of intangible assets.

Adjusted EBITDA represents net loss before (i) interest expense, net, other expense/(income), net, provision for income taxes and loss on disposal of subsidiaries and (ii) certain non-cash expenses, consisting of share-based compensation expense, impairment loss on long-term investments, impairment loss on long-lived assets and long-term prepaid expenses, impairment loss on goodwill, depreciation of property and equipment, amortization of intangible assets, change in fair value of warrant liability and change in fair value of liabilities to be settled in shares, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted net loss represents net loss before share-based compensation expense, impairment loss on long-lived assets and long-term prepaid expenses, impairment loss on long-term investments, impairment loss on goodwill, change in fair value of warrant liability, change in fair value of liabilities to be settled in shares and loss/(gain) on disposal of subsidiaries.

The following table sets forth a reconciliation of net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(806,673)	(507,944)	(2,162,837)	(339,396)
Interest expense, net	10,402	12,863	3,262	512
Provision for income taxes	4,872	2,864	4,479	703
Depreciation of property and equipment	108,303	76,353	71,697	11,251
Amortization of intangible assets	10,803	11,202	10,154	1,593
EBITDA (non-GAAP)	(672,293)	(404,662)	(2,073,245)	(325,337)
Share-based compensation expense	—	202,333	249,317	39,123
Impairment loss on long-lived assets and long-term prepaid expenses	52,030	36,505	114,485	17,965
Impairment loss on goodwill	—	—	1,504,525	236,093
Change in fair value of liabilities to be settled in shares	179,475	—	—	—
Change in fair value of warrant liability	—	—	(6,837)	(1,073)
Impairment loss on long-term investments	37,453	10,060	1,371	215
Loss on disposal of subsidiaries	—	39,703	14,978	2,350
Other expense/(income), net	63,480	(30,393)	19,260	3,022
Adjusted EBITDA (non-GAAP)	(339,855)	(146,454)	(176,146)	(27,642)

The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(806,673)	(507,944)	(2,162,837)	(339,396)
Share-based compensation expense	—	202,333	249,317	39,123
Impairment loss on long-lived assets and long-term prepaid expenses	52,030	36,505	114,485	17,965
Impairment loss on goodwill	—	—	1,504,525	236,093
Change in fair value of liabilities to be settled in shares	179,475	—	—	—
Change in fair value of warrant liability	—	—	(6,837)	(1,073)
Impairment loss on long-term investments	37,453	10,060	1,371	215
Loss on disposal of subsidiaries	—	39,703	14,978	2,350
Adjusted net loss (non-GAAP)	(537,715)	(219,343)	(284,998)	(44,723)

Selected Condensed Combined and Consolidated Financial Statement Information of Parent, the VIEs, the WFOEs, the HK Subsidiaries and other Subsidiaries

The following condensed combined and consolidated financial statement information presents information related to Ucommune International Ltd. (the “Parent”), which is our investment holding company, the VIEs the wholly foreign-owned enterprises (the “WFOEs”), the subsidiaries incorporated in Hong Kong (the “HK Subsidiaries”) and other subsidiaries as of and for the periods indicated.

	As of December 31, 2021
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Cash and cash equivalent	1,284	125,064	6,521	29,236	3,687	—	165,792
Held-for-sale asset, current	—	—	—	—	—	—	—
Inter-Company balances due from VIEs/Subsidiaries	493,382	—	—	—	—	(493,382)	—
Other current assets	—	382,788	13,800	50,704	88,265	(123,776)	411,781
Total current assets	494,666	507,852	20,321	79,940	91,952	(617,158)	577,573
Property and equipments, net	—	229,655	17	2,123	—	—	231,795
Right of use assets, net	—	644,886	—	2,785	31,098	—	678,769
Goodwill	—	28,912	—	—	14,099	—	43,011
Other non-current assets	—	333,442	—	8,219	206	—	341,867
Total non-current assets	—	1,236,895	17	13,127	45,403	—	1,295,442
Total assets	494,666	1,744,747	20,338	93,067	137,355	(617,158)	1,873,015
Accounts payable	5,231	261,204	—	—	—	(3,217)	263,218
Investment deficit in subsidiaries and consolidated VIEs	97,625	—	—	—	—	(97,625)	—
Inter-Company balances due to Parent/VIEs/Subsidiaries	—	196,429	12,256	123,769	160,928	(493,382)	—
Lease liabilities, current	—	256,178	—	6,570	22,452	—	285,200
Other current liabilities	44,045	436,031	6,870	95,314	318,464	(417,612)	483,112
Total current liabilities	146,901	1,149,842	19,126	225,653	501,844	(1,011,836)	1,031,530
Lease liabilities, non-current	—	413,593	—	—	14,893	—	428,486
Other non-current liabilities	11,211	24,077	—	—	—	—	35,288
Total non-current liabilities	11,211	437,670	—	—	14,893	—	463,774
Total liabilities	158,112	1,587,512	19,126	225,653	516,737	(1,011,836)	1,495,304
Total Equity/(Deficit)	336,554	157,235	1,212	(132,586)	(379,382)	394,678	377,711
	As of December 31, 2020
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Cash and cash equivalent	181,262	122,354	1,032	40,853	2,563	—	348,064
Held-for-sale asset, current	—	—	—	—	—	—	—
Inter-Company balances due from VIEs/Subsidiaries	235,086	5,638	—	—	—	(240,724)	—
Other current assets	979	376,221	12,557	53,749	451	(24,884)	419,073
Total current assets	417,327	504,213	13,589	94,602	3,014	(265,608)	767,137
Property and equipments, net	—	329,322	34	6,831	14,793	—	350,980
Right of use assets, net	—	832,411	—	9,023	37,914	—	879,348
Goodwill	—	1,440,769	—	—	92,716	—	1,533,485
Investment in subsidiaries	1,623,395	—	—	—	—	(1,623,395)	—
Other non-current assets	—	382,218	—	7,461	17,501	—	407,180
Total non-current assets	1,623,395	2,984,720	34	23,315	162,924	(1,623,395)	3,170,993
Total assets	2,040,722	3,488,933	13,623	117,917	165,938	(1,889,003)	3,938,130
Accounts payable	297	267,558	—	362	5,219	(1,137)	272,299
Inter-Company balances due to Parent/VIEs/Subsidiaries	—	1,452	6,642	109,858	122,772	(240,724)	—
Lease liabilities, current	—	351,225	—	8,596	10,862	(5,634)	365,049
Other current liabilities	40,112	447,621	5,935	47,755	213,118	(253,199)	501,342
Total current liabilities	40,409	1,067,856	12,577	166,571	351,971	(500,694)	1,138,690
Lease liabilities, non-current	—	553,034	—	5,080	22,448	—	580,562
Other non-current liabilities	—	33,261	—	—	1	—	33,262
Total non-current liabilities	—	586,295	—	5,080	22,449	—	613,824
Total liabilities	40,409	1,654,151	12,577	171,651	374,420	(500,694)	1,752,514
Total Equity/(Deficit)	2,000,313	1,834,782	1,046	(53,734)	(208,482)	(1,388,309)	2,185,616

	As of December 31, 2019
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Cash and cash equivalent	140	169,530	1,236	2,850	2,018	—	175,774
Held-for-sale asset, current	—	356,233	—	—	—	—	356,233
Inter-Company balances due from VIEs/Subsidiaries	69,624	9,480	—	—	—	(79,104)	—
Other current assets	284	362,155	4,922	24,526	145,552	(183,153)	354,286
Total current assets	70,048	897,398	6,158	27,376	147,570	(262,257)	886,293
Property and equipments, net	—	538,514	23	9,227	20,080	—	567,844
Right of use assets, net	—	1,778,734	—	20,935	52,060	—	1,851,729
Goodwill	—	1,440,769	—	—	92,716	—	1,533,485
Investment in subsidiaries	1,909,366	—	—	—	—	(1,909,366)	—
Other non-current assets	—	272,772	—	11,221	21,886	—	305,879
Total non-current assets	1,909,366	4,030,789	23	41,383	186,742	(1,909,366)	4,258,937
Total assets	1,979,414	4,928,187	6,181	68,759	334,312	(2,171,623)	5,145,230
Accounts payable	4,761	317,816	—	1,387	1,718	—	325,682
Inter-Company balances due to Parent/VIEs/Subsidiaries	—	—	4,056	64,391	10,657	(79,104)	—
Lease liabilities, current	—	557,647	—	16,658	15,162	—	589,467
Other current liabilities	76,514	574,779	3,400	28,481	280,144	(252,777)	710,541
Total current liabilities	81,275	1,450,242	7,456	110,917	307,681	(331,881)	1,625,690
Lease liabilities, non-current	—	1,345,623	—	12,698	35,370	—	1,393,691
Other non-current liabilities	—	21,735	—	—	—	—	21,735
Total non-current liabilities	—	1,367,358	—	12,698	35,370	—	1,415,426
Total liabilities	81,275	2,817,600	7,456	123,615	343,051	(331,881)	3,041,116
Total Equity/(Deficit)	1,898,139	2,110,587	(1,275)	(54,856)	(8,739)	(1,839,742)	2,104,114
	For the Period Ended December 31, 2021
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Total revenue	—	1,027,988	836	16,401	18,441	(6,158)	1,057,508
Total cost of revenue	—	(1,089,977)	—	(13,761)	(30,322)	—	(1,134,060)
Operating expenses:	(120,491)	(1,803,696)	(753)	(15,392)	(116,086)	6,158	(2,050,260)
Loss from operations	(120,491)	(1,865,685)	83	(12,752)	(127,967)	—	(2,126,812)
Loss from equity method investments	(1,875,922)	(27)	—	—	—	1,875,922	(27)
Net loss	(1,996,413)	(1,832,247)	83	(12,752)	(197,430)	1,875,922	(2,162,837)
	For the Period Ended December 31, 2020
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Total revenue	—	846,298	2,489	18,628	25,311	(15,589)	877,137
Total cost of revenue	—	(936,040)	—	(19,342)	(28,276)	15,589	(968,069)
Operating expenses:	(42,702)	(340,337)	(168)	(1,602)	(18,959)	—	(403,768)
Loss from operations	(42,702)	(430,079)	2,321	(2,316)	(21,924)	—	(494,700)
Loss from equity method investments	(445,790)	(639)	—	—	—	445,790	(639)
Net loss	(488,492)	(396,494)	2,321	(2,316)	(68,753)	445,790	(507,944)
	For the Period Ended December 31, 2019
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Total revenue	—	1,147,942	—	14,143	12,001	(6,728)	1,167,358
Total cost of revenue	—	(1,320,954)	—	(26,595)	(28,571)	6,728	(1,369,392)
Operating expenses:	(11,110)	(467,007)	(1,275)	(25,260)	986	—	(503,666)
Loss from operations	(11,110)	(640,019)	(1,275)	(37,712)	(15,584)	—	(705,700)
Loss from equity method investments	(780,040)	(363)	—	—	(1,185)	780,040	(1,548)
Net loss	(791,150)	(736,149)	(1,275)	(37,712)	(20,427)	780,040	(806,673)

	For the Period Ended December 31, 2021
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(290,529)	72,702	844	(71,528)	89,391	—	(199,120)
Purchase of short-term investments	—	(45,700)	(65,850)	(254,318)	—	—	(365,868)
Settlement of short-term investments	—	24,250	66,777	254,318	—	—	345,345
Purchase of property and equipment	—	(42,604)	—	(158)	—	—	(42,762)
Other investing activities	—	23,243	—	—	(19,041)	—	4,202
Net cash (used in)/provided by investing activities	—	(40,811)	927	(158)	(19,041)	—	(59,083)
Loan received from third parties	—	50,990	—	—	—	—	50,990
Loan repaid to third parties	—	(73,482)	—	(842)	(707)	—	(75,031)
Underwritten public offering financing, net of listing fee	111,559	—	—	—	—	—	111,559
Other financing activities	165	(8,789)	—	—	—	—	(8,624)
Net cash provided by/(used in) financing activities	111,724	(31,281)	—	(842)	(707)	—	78,894

Effects of exchange rate changes	2,087	—	—	—	(7,073)	—	(4,986)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(176,718)	610	1,771	(72,528)	62,570	—	(184,295)
Cash, cash equivalents and restricted cash – beginning of the period	178,002	124,454	4,750	101,764	(8,180)	—	400,790
Cash, cash equivalents and restricted cash – end of the period	1,284	125,064	6,521	29,236	54,390	—	216,495
	For the Period Ended December 31, 2020
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(179,963)	8,435	3,823	50,669	89,392	—	(27,644)
Purchase of short-term investments	—	(20,980)	(4,000)	—	—	—	(24,980)
Settlement of short-term investments	—	57,010	—	—	—	—	57,010
Purchase of property and equipment	—	(95,351)	(27)	—	(55)	—	(95,433)
Other investing activities	—	17,406	—	—	6,739	—	24,145
Net cash (used in)/provided by investing activities	—	(41,915)	(4,027)	—	6,684	—	(39,258)
Loan received from third parties	—	72,952	—	8,714	15,351	—	97,017
Loan repaid to third parties	—	(133,651)	—	(21,257)	(5,280)	—	(160,188)
Reverse recapitalization	39,162	—	—	—	(3,281)	—	35,881
Equity financing through PIPE, net	336,300	—	—	—	35,066	—	371,366
Repayment for convertible bond	—	—	—	—	(65,250)	—	(65,250)
Other financing activities	—	26,476	—	—	(15,726)	—	10,750
Net cash provided by/(used in) financing activities	375,462	(34,223)	—	(12,543)	(39,120)	—	289,576

Effects of exchange rate changes	(17,637)	2,240	—	(123)	(2,665)	—	(18,185)
Net increase/(decrease) in cash, cash equivalents and restricted cash	177,862	(65,463)	(204)	38,003	54,291	—	204,489
Cash, cash equivalents and restricted cash – beginning of the period	140	189,917	1,236	2,850	2,158	—	196,301
Cash, cash equivalents and restricted cash – end of the period	178,002	124,454	1,032	40,853	56,449	—	400,790

	For the Period Ended December 31, 2019
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(69,622)	(164,856)	1,252	(14,084)	23,953	—	(223,357)
Purchase of short-term investments	—	(321,940)	—	—	—	—	(321,940)
Settlement of short-term investments	—	317,200	—	—	—	—	317,200
Purchase of property and equipment	—	(144,032)	(16)	(4,799)	(24,724)	—	(173,571)
Other investing activities	—	185,101	—	—	634	—	185,735
Net cash (used in)/provided by investing activities	—	36,329	(16)	(4,799)	(24,090)	—	7,424
Loan received from third parties	—	99,086	—	21,079	—	—	120,165
Loan repaid to third parties	—	(73,733)	—	—	—	—	(73,733)
Cash received from issuing convertible bond	69,762	—	—	—	—	—	69,762
Other financing activities	—	(11,815)	—	—	—	—	(11,815)
Net cash provided by financing activities	69,762	13,538	—	21,079	—	—	104,379

Effects of exchange rate changes	—	(3,000)	—	654	2,295	—	(51)
Net increase/(decrease) in cash, cash equivalents and restricted cash	140	(117,989)	1,236	2,850	2,158	—	(111,605)
Cash, cash equivalents and restricted cash – beginning of the period	—	307,906	—	—	—	—	307,906
Cash, cash equivalents and restricted cash – end of the period	140	189,917	1,236	2,850	2,158	—	196,301

The following table sets forth the roll-forwards of the investment in our subsidiaries and the VIEs line item for the periods indicated:

Inter-group Balances Due from VIEs/Subsidiaries:	Parent Company	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries
	(RMB in thousands)
January 1, 2018	—	—	—	—	—
Re-domiciliation of Ucommune Group Holdings(1)	827,307	—	—	—	—
Loss from equity method investment	(429,592)	—	—	—	—
December 31, 2018	397,715	—	—	—	—
Loss from equity method investment	(780,040)	—	—	—	—
Issue ordinary shares for acquisitions(2)	2,292,617	—	—	—	—
Foreign exchange loss for long-term investments	(926)	—	—	—	—
Restructure of VIE and Subsidiaries(3)	—	5,795	—	—	—
Intercompany loan lent	69,624	10,438	135	8,960	—
Intercompany loan collected	—	(6,752)	(121)	—	—
December 31, 2019	1,978,990	9,481	14	8,960	—
Loss from equity method investment	(184,716)	—	—	—	—
Foreign exchange gain for long-term investments	2,911	—	—	—	—
Intercompany loan lent	—	79,476	—	457	—
Intercompany loan collected	—	(61,106)	(2)	(3,429)	—
June 30, 2020	1,797,185	27,851	12	5,988	—
Additional long-term investment held by ESOP(4)	164,623	—	—	—	—
Loss from equity method investment	(261,074)	—	—	—	—
Foreign exchange loss-LTI	(7,716)	—	—	—	—
Restructure of Parent and Subsidiaries through SPAC(5)	(69,624)	—	—	—	—
Intercompany loan lent	235,086	99,550	45	10,547	—
Intercompany loan collected	—	(121,763)	(44)	(5,612)	—
December 31, 2020	1,858,480	5,638	13	10,923	—
Loss from equity method investment	(1,875,922)	—	—	—	—
Additional long-term investment held by ESOP(4)	151,177	—	—	—	—
New acquisition	8,701	—	—	—	—
Foreign exchange gain for Long-term investments	(4,976)	—	—	—	—
Intercompany loan lent	474,773	—	84,065	252,913	65,676
Intercompany loan collected	(216,477)	(5,638)	(84,078)	(38,882)	(65,676)
December 31, 2021	395,756	—	—	224,954	—

____________

(1)      Ucommune Group Holdings was incorporated under the laws of the Cayman Islands on September 21, 2018. Ucommune Venture was established in April 2015, as a limited liability company in the PRC incorporated by Dr. Daqing Mao and other co-founders. From September 2018 to June 2019, Ucommune Venture undertook a series of reorganization transactions to re-domicile its business from the PRC to the Cayman Islands (the “Re-domiciliation”). Prior to the Re-domiciliation, Ucommune International Ltd and Ucommune Venture were under the same ownership. The Re-domiciliation was accounted for as a reorganization of entities under common ownership. See Note 1 to the consolidated financial statements. The amount of long-term investment of the parent company was the total net assets of the VIEs as of September 21, 2018.

(2)      Prior to establishing Ucommune Group Holdings and issuing the shares, Ucommune Group Holdings recorded capital investments into liabilities to be settled in shares rather than paid-in capital and additional paid-in capital. This is due to the enterprise law of PRC that has limitations on the number of shareholders. After the re-domiciliation and establishment of the Ucommune Group Holdings, through the VIE agreements, these investors could be registered as shareholders by issuing ordinary shares to them and became common shareholders. These liabilities to be settled in shares have been reclassified to additional paid-in capital and increased the amount of long-term investments of the parent company in the amount of RMB 2.3 billion.

(3)      During 2018, all the entities were VIEs. During 2019, some of the VIEs changed to our subsidiaries through restructuring. There were inter-company loans among VIE subsidiaries before 2019 and were reclassified as inter-company balances between the VIEs and our subsidiaries during 2019 with some of the VIEs changed to our subsidiaries.

(4)      Ucommune International Ltd issued share incentives to its employees using its ordinary shares. Upon the consummation of the Business Combination, the shares previously granted became effective and vest according to the related share incentive agreements. Therefore, the parent company recognized long-term investments to the subsidiaries and the subsidiaries recognized share-based compensation expenses.

(5)      The parent company was Ucommune Group Holdings for the years ended December 31, 2018 and 2019 and for the six months ended June 30, 2020. Ucommune International Ltd has been the parent company since November 2020 after the completion of the business reorganization. Ucommune International Ltd was incorporated in the Cayman Islands on June 16, 2020 as an exempted company with limited liability. Therefore, the original parent company, Ucommune Group Holdings, changed to a subsidiary company and deducted the inter-company balance as the original parent company changed to a subsidiary company.

Inter-group Balances Due to VIEs/Subsidiaries:	Parent Company	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries
	(RMB in thousands)
January 1, 2018	—	—	—	—	—
December 31, 2018	—	—	—	—	—
Restructure of VIE and Subsidiaries	—	—	1,845	2,307	1,643
Intercompany loan received	—	—	8,588	71,069	9,500
Intercompany loan repayment	—	—	(6,363)	(25)	(485)
December 31, 2019	—	—	4,070	73,351	10,658
Intercompany loan received	—	—	54,374	85	25,474
Intercompany loan repayment	—	—	(43,646)	—	(20,891)
June 30, 2020	—	—	14,798	73,436	15,241
Restructure of Parent and Subsidiaries through SPAC	—	—	—	(69,624)	—
Intercompany loan received	—	1,452	64,396	149,587	129,793
Intercompany loan repayment	—	—	(72,540)	(32,619)	(22,260)
December 31, 2020	—	1,452	6,654	120,780	122,774
Intercompany loan received	—	370,966	5,602	440,891	59,968
Intercompany loan repayment	—	(175,989)		(212,948)	(21,814)
December 31, 2021	—	196,429	12,256	348,723	160,928

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

Our growth has experienced volatility. The number of our agile office spaces increased from 204 as of December 31, 2019 to 234 as of December 31, 2020 and further to 273 as of December 31, 2021. The number of our spaces in operation decreased from 174 as of December 31, 2019 to 163 as of December 31, 2020 and increased to 220 as of December 31, 2021. The number of workstations available in our spaces in operation decreased from approximately 73,300 as of December 31, 2019 to approximately 57,500 as of December 31, 2020 and increased to approximately 62,580 as of December 31, 2021.

Our growth rates remain subject to various factors, some of which are beyond our control, including increasing competition within the industry, emergence of alternative business models, or changes in government policies or general economic conditions. For example, a significant portion of our existing and target member base consists of SMEs, whose growth and expansion have benefited from favorable policies encouraging entrepreneurship and innovation in recent years in China. If changes in policies adversely affect the growth of SMEs, our growth rate may decline due to the reduction in agile office needs in general.

We have incurred significant losses historically, and we may experience significant losses in the future.

We have incurred net losses since our inception in April 2015. For the years ended December 31, 2019, 2020 and 2021, we incurred net loss of RMB806.7 million, RMB507.9 million, and RMB2,162.8 million (US$339.4 million) respectively.

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

We have substantial debt, which we have incurred primarily to finance the capital expenditures needed to carry out our daily operations. We had working capital (defined as total current assets deducted by total current liabilities) deficits of RMB371.6 million, and RMB454.0 million (US$71.2 million), as of December 31, 2020 and 2021, respectively.

As of December 31, 2021, we had RMB47.8 million (US7.5 million) in short-term borrowings, RMB15.1 million (US$2.4 million) as the current portion of long-term borrowings and RMB0.6 million (US$0.1 million) in long-term borrowings. To service our debt, we intend to extend or renew those borrowings, or to borrow new loans from commercial banks or other institutions or entities. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

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

We have experienced significant cash outflow from operating activities historically. We had net cash used in operating activities of RMB223.4 million, RMB27.6 million and RMB199.1 million (US$31.2 million) in 2019, 2020 and 2021, respectively. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available for our operations and business expansion.

Failure to generate positive cash flow from operations may adversely affect our ability to raise capital for our business on reasonable terms, if at all. It may also diminish the willingness of members or other parties to enter into transactions with us, and have other adverse effects that harm our long-term viability.

We had net current liabilities of RMB371.6 million and RMB454.0 million (US$71.2 million) as of December 31, 2020 and December 31, 2021, respectively. Net current liabilities expose us to liquidity risk. We have satisfied our liquidity requirements primarily through equity financing activities and short-term/long-term borrowings. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

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

We rely on a limited number of key large enterprise members to sustain our occupancy rates. Our top 25 large enterprise members accounted for approximately 20% of our tenancy in terms of workstations as of December 31, 2021 and contributed to 11.1% of our total net revenue for 2021. Such concentration leads to heightened risks, for instance, if one of these key enterprises terminates its contract with us, our business could suffer.

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

If the members choose not to continue using our spaces, new members may not use the current space or we need additional time and cost to redevelop the space. This may result in longer vacancy periods and adversely affect our operational results.

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

The majority of our marketing and branding services revenue generated in 2021 was mainly attributed to one of our subsidiaries, Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd (“Shengguang Zhongshuo”), a digital marketing services provider we acquired in December 2018. In 2021, the top four customers of Shengguang Zhongshuo accounted for approximately 77.0% of our revenue from our advertising and branding services.

Such concentration leads to heightened risks. For example, any adverse changes or loss of one of our major customers of our advertising and branding services may materially decrease our marketing and branding services revenue, and any interruption or adjustments of those major customers’ businesses may lead to material fluctuations in our marketing and branding services revenue. Due to the increased demand for advertising and marketing services from certain customers in 2021, our marketing and branding services revenue increased by 46.0% from RMB317.5 million in 2020 to RMB463.5 million (US$72.7 million) in 2021. In December 2021, two of the top four customers terminated cooperation with Shengguang Zhongshuo, which accounted for approximately 46.8% of our revenue from advertising and branding services.

In addition, the historical financial results of our marketing and branding services may not serve as an adequate basis for evaluating the future financial results of this segment. Our history of operating Shengguang Zhongshuo is limited and the concentration of customers increases the likelihood of material fluctuations of our marketing and branding services net revenue.

For example, we experienced substantial growth in net revenue from marketing and branding services in the second quarter of 2021 primarily due to the increased demand for advertising and marketing services as customer demand fully recovered to pre-epidemic levels. However, such growth rate may not be sustainable since our net revenue from marketing and branding services will be largely impacted by fluctuations in demand for marketing and branding services from our major customers.

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

We have incurred, and may in the future incur, impairment loss on long-lived assets and long-term prepaid expenses, and impairment loss on goodwill. Significant impairment of our long-lived assets and long-term prepaid expenses and impairment loss on goodwill could materially impact our financial position and results of our operations.

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

Goodwill is primarily acquired through business acquisitions. Purchase price allocation is measured at fair value on a non-recurring basis as of the acquisition dates. We measure goodwill at fair value on a non-recurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value.

We had impairment loss on long-lived assets and long-term prepaid expenses of RMB36.5 million in 2020 and RMB114.5 million (US$18.0 million) in 2021. These impairment losses primarily reflected impairment of held-for-sale asset and long-term prepaid expenses. We had impairment loss on goodwill of RMB1,504.5 million (US$236.1 million) in 2021. For further information, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Components of Results of Operations.” We could record additional impairments on long-lived assets in the future. Any significant impairment losses charged against our long-lived assets could materially adversely affect our results of operations.

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

Certain of our officers and directors are now or may in the future lease the building spaces they own to us or have other transactions with us. For example, we lease certain spaces from Youxiang Group, an affiliate of Dr. Daqing Mao, our founder. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

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

In addition to leasing building spaces from related parties, we have entered into a number of other transactions with related parties. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.” for more details. We may enter into additional transactions with our related parties. Interests of these related parties may not necessarily be aligned with our interests and the interests of our other shareholders.

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

If we cannot renew or replace an expiring lease agreement, we will incur significant costs related to vacating that space or redeveloping the space, which could result in loss of members who may have chosen that space based on the design, location or other attributes of that particular space.

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

We believe that recognition of our brand among members and business partners has reduced member acquisition costs and contributed to the growth and success of our business. Maintaining, protecting and enhancing our brand remains critical to our business and market position. Maintaining, protecting and enhancing our brand depends on several factors, including our ability to:

•        maintain the quality and attractiveness of the services we offer;

•        maintain relationships with landlords and other business partners;

•        increase brand awareness through marketing and brand promotion activities;

•        comply with relevant laws and regulations;

•        compete effectively against existing and future competitors; and

•        preserve our reputation and goodwill generally and in the event of any negative publicity on our services and data security, or other issues affecting us, and China’s agile office space industry in general.

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

We currently lease a significant majority of our spaces under long-term leases with an average term of approximately seven years. Our obligations to landlords under these agreements extend for periods that significantly exceed the length of our membership agreements with our members, which our members may terminate upon one-month’s notice. Our leases generally provide for fixed monthly payments that are not tied to member usage or the size of our member base, and all of our leases contain minimum lease payment obligations.

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

Under PRC law, we must register lease agreements of commodity housing tenancy with the local construction (real estate) departments. Some of our lease agreements for our leased properties in China, including leased properties for our spaces, have not been registered with PRC government authorities. The reasons for the incomplete registration and filing of lease agreements include:

•        the lessors failed to provide necessary documents for us to register the leases with the local government authorities;

•        certain local regulatory authorities do not process certain leases registration applications; and

•        we did not file registrations for certain of our lease agreements that were close to expiration.

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

We have taken several steps to strengthen our compliance for registration of lease agreements, including:

•        liaising with the relevant lessors to provide required documentation for completing the registration;

•        filing registrations for lease agreements that are close to expiration if such agreements are extended; and

•        strengthening our internal control procedures to ensure registration of lease agreements for our new spaces.

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

In 2019, 2020 and 2021, we generated the majority of our net revenue from our agile office spaces located in Beijing, Shanghai, Guangzhou and Shenzhen. Adverse changes in general economic conditions or real estate markets as well as relevant regulatory environment in these cities may disproportionately affect our member base, occupancy rates and/or pricing.

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

To contain the COVID-19 outbreak, the PRC government imposed strict measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, temporary closure of business premises, and postponed resumption of business. Our operations were severely disrupted in the first quarter of 2020 but gradually resumed after April 2020. In particular, most of our space in China temporarily shut down from February 2020 to April 2020 as a result of government restrictions and regulations. Due to the economic downturn in China and worldwide caused by COVID-19, the demand for our spaces has been adversely affected in 2020 and 2021.

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

In addition, investments and acquisitions could result in significant impairments to long-term investment, goodwill and other intangible assets. For example, we recognized RMB1,504.5 million (US$236.1 million) impairment loss related to goodwill and RMB13.5 million (US$2.1 million) impairment loss on intangible assets acquired from acquisitions for the years ended December 31, 2021 as we believe the carrying value was no longer recoverable.

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

Our trademarks and other intellectual property are critical to our business. Any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Risks include the following:

•        Our pending applications for intellectual property rights may not be approved;

•        Our intellectual property rights may not be adequately protected;

•        Our intellectual property rights could be challenged by third parties or found by a judicial authority to be invalid or unenforceable;

•        Third parties may claim that we are infringing their rights, and we may not be successful in defending these claims; and

•        We may not enforce and defend our proprietary rights or prevent infringement or misappropriation, without substantial expense to us and a significant diversion of management time and attention from our business strategy.

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

We are subject to various rules, regulations and requirements, regulatory or otherwise, governing payment processing, which could change or be reinterpreted to make it difficult or impossible for us to comply with. For example, according to Announcement No.10 (2018) of the People’s Bank of China issued in July 2018 (“Announcement No.10”), companies that refuse to accept cash payment should rectify such non-compliance. According to People’s Bank of China’s interpretation of Announcement No.10, e-commence platforms, self-service counters and other companies:

•        that offer products and services online and in a cashier-less manner,

•        whose entire customer purchase process does not involve payment or receipt of cash, and

•        who have obtained consent from customers to use electronic payment methods, may use electronic payment methods instead of accepting cash.

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

The Parent adopted share incentive plans in August 2019 and November 2020, which we respectively refer to as 2019 Plan and 2020 Plan in this annual report, to enhance our ability to attract and retain qualified individuals and align their interests with our growth and performance. The maximum aggregate numbers of ordinary shares we are authorized to issue pursuant to all awards under 2019 Plan are 15,028,567 ordinary shares (751,429 ordinary shares if retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022).

In November 2020, the Parent adopted the 2020 Plan, under which the Parent is authorized to issue a maximum number of 7,188,661 Class A ordinary shares (359,434 Class A ordinary shares if retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022). As of the date of this annual report, the Parent has granted awards to purchase 359,385 Class A ordinary shares (adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022), including awards to purchase 344,385 Class A ordinary shares (adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022) granted to replace the granted and outstanding awards under 2019 Plan.

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

In response to the issues raised by Deloitte, our Board of Directors commenced an investigation (the “Internal Investigation”) of such issues with assistance from external legal advisors. On July 22, 2020, our board of directors concluded the Internal Investigation. The material weaknesses identified during the Internal Investigation included:

•        The lack of an Audit & Risk Committee and Chief Compliance officer to monitor all company policies, and ensure that the policies are implemented and followed;

•        A lack of financial compliance training related to the disclosure obligations by shareholders, directors and officers during an US IPO to the our management personnel as well as other staff;

•        A failure to strictly implement our internal contract initiation and approval procedures to prohibit any unusual bypassing conduct of such procedures and improve employee’s awareness of such procedures by distributing relevant policies and delivering training;

•        A lack of proper contract approval procedures and policies, in which all related party transactions or above a certain amount must be reviewed;

•        A lack of internal file management procedures and lack of a more effective file records management system;

•        A lack of effective chop usage registration records with identifiable contract information, and lack of a parallel searchable chop usage registration records management system; and

•        A lack of compliance policies related to conflict of interest, related party transactions, ethics, and related matters.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. We have implemented relevant remedy measures and all above material weaknesses are assessed to be remediated by December 31, 2020. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Change in Registered Independent Public Accounting Firm” and “Item 15. Controls and Procedures — Internal Control Over Financial Reporting.”

In connection with the audits of its combined and consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. The material weaknesses that have been identified relate to:

•        A lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP, and

•        Insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP.

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

The Parent has become a public company and is subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once the Parent ceases to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

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

As a recently public company, we expect to incur significant legal, accounting and other expenses. For example, as a result of the Parent becoming a public company, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. After the Parent is no longer an “emerging growth company,” we may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the Securities and Exchange Commission (the “SEC”).

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

Generally accepted accounting principles are subject to interpretation by the SEC, the Financial Accounting Standards Board and other bodies that create and interpret accounting principles and guidance. If any of these bodies disagrees with our accounting recognition, measurement or disclosure or our accounting interpretations, estimates or assumptions, this may significantly affect our reported results and may retroactively affect previously reported results.

In connection with its initial public offering, our predecessor company, Orisun Acquisition Corp. (“Orisun”), a special purpose acquisition company, issued 4,440,024 public warrants (the “Public Warrants”), 233,201 private placement warrants (the “Private Warrants”), and 333,002 warrants underlying a unit purchase option issued to the representative of the underwriters in the initial public offering (the “Representative Warrants,” and together with the Public Warrants and Private Warrants, the “Orisun Warrants”). For a description of the Orisun Warrants, please refer to (i) the prospectus filed in connection with Orisun’s initial public offering on August 5, 2019 (File No. 333-232356) and (ii) the proxy statement filed in connection with the Business Combination on November 5, 2020 (File No. 333- 248191) (the “Proxy Statement”).

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

On April 12, 2021, the Staff of the SEC released the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (the “Statement”). In the Statement, the Staff of the SEC indicated that certain contractual provisions in many special purpose acquisition company warrant agreements may result in such warrants needing to be classified as a liability rather than as equity.

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

Any restatement of our financial results could, among other potential adverse effects:

•        result in us incurring substantial costs;

•        affect our ability to timely file our periodic reports or registration statements for securities until the restatement is completed;

•        divert the attention of our management and employees from managing our business;

•        result in material changes to our historical and future financial results;

•        result in investors losing confidence in our operating results;

•        subject us to securities class action litigation; and

•        cause our share price to decline.

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

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our operations. These arrangements may not be as effective as direct ownership in providing operational control. Any failure by the VIEs or their shareholders to perform their obligations under these contractual arrangements would materially adversely affect our business.

We rely on contractual arrangements with the VIEs and their shareholders to operate our business in China. The revenues contributed by the VIEs and their subsidiaries constituted substantially all of our net revenue for 2019, 2020 and 2021.

These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their shareholders could breach their contractual arrangements with the WFOEs by, among other things, failing to conduct their operations in an acceptable manner or taking other actions detrimental to our interests. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level.

However, under our contractual arrangements, the Parent relies on the performance by the VIEs and their shareholders of their obligations under the contracts to be the primary beneficiary of the VIEs for accounting purposes. The shareholders of the consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs. One of the VIEs, Ucommune Venture, has 45 shareholders. As a result, we face increased risk that these shareholders may breach the VIE contracts or take other actions detrimental to our interests.

If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. If the shareholders of the VIEs refuse to transfer their equity interest in the VIEs to the WFOEs or the WFOEs’ designee if the WFOEs exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith, then we may have to take legal actions to compel the shareholders of the VIEs to perform their contractual obligations.

If any third parties claim any interest in such shareholders’ equity interests in the VIEs, the WFOEs’ ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third parties were to impair our contractual arrangements with the VIEs, the Parent’s ability to consolidate the financial results of the VIEs would be affected, which would in turn materially adversely affect our business, operations and financial condition.

The shareholders of the VIEs may have actual or potential conflicts of interest with the Parent, our subsidiaries and the VIEs, which may materially adversely affect our business and financial condition.

We are not aware of any conflicts between the shareholders of the VIEs and the Parent, our subsidiaries and the VIEs. However, the shareholders of the VIEs may have actual or potential conflicts of interest with the Parent, our subsidiaries or the VIEs in the future. These shareholders may refuse to sign or breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements the WFOEs have with them and the VIEs, which would materially adversely affect our contractual arrangements with the VIEs and receive economic benefits from them. For example, the shareholders could cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis.

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

Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts except that parties may apply for a cancellation of such rulings before an intermediate people’s court at the place where the arbitration commission is located under certain circumstances. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. If we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, our ability to conduct our business would be negatively affected.

Substantial uncertainties in the PRC foreign investment legal regime may significantly impact our corporate structure and operations.

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

The Foreign Investment Law stipulates three forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate the contractual arrangements as a form of foreign investment. The Foreign Investment Law stipulates that foreign investment includes “foreign investors invest through any other methods under laws, administrative regulations or provisions prescribed by the State Council.”

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

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis. This could result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment.

A transfer pricing adjustment could result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes under applicable regulations. Our financial position could be materially adversely affected if the tax liabilities of the VIEs increase or if they are required to pay late payment fees and other penalties.

The Parent and our subsidiaries may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business and constrain our growth.

The Parent and our subsidiaries rely on contractual arrangements with the VIEs to use, or otherwise benefit from, certain foreign restricted licenses and permits that we need or may need in the future as our business continues to expand, such as the internet content provider license (the “ICP license”) held by one of the VIEs.

The contractual arrangements contain terms that obligate the VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. If the VIEs’ shareholders breach these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business or otherwise benefit from the assets held by the VIEs.

If the VIEs undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, hindering our ability to operate our business and constrain our growth. The foregoing risks could materially adversely affect our business, financial condition and results of operations.

The Parent’s dual-class share structure with different voting rights may adversely affect the value and liquidity of the ordinary shares.

We cannot predict whether the Parent’s dual-class share structure with different voting rights will result in a lower or more volatile market price of the ordinary shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. For example, in July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices.

In 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices. In October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Because of the Parent’s dual-class structure, we will likely be excluded from these indices and other stock indices that take similar actions.

Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our ordinary shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures and the Parent’s dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, adversely affecting the market price and liquidity of the ordinary shares.

The Parent’s dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Parent’s Class A ordinary shares may view as beneficial.

The Parent has adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 15 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The Parent’s dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that you, as the holders of the Parent’s Class A ordinary shares, may view as beneficial.

Certain of the existing shareholders of the Parent have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders.

Dr. Daqing Mao, our founder, and his wife, Angela Bai, together hold approximately 64.7% of the voting power of our company due to the Parent’s dual-class share structure. For more information, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” Dr. Mao is expected to retain significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.

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

Our ultimate holding company is the Parent which is an exempted company incorporated under the laws of the Cayman Islands. The Parent’s corporate affairs are governed by its memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”). The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

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

Our Class A ordinary shares are listed in Nasdaq Capital Market. As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, users of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information — B. Memorandum and Articles of Association — Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

Our ultimate holding company is incorporated under the laws of the Cayman Islands. We have most of our operations in China and substantially all of our operations are outside of the United States. Most of our assets are located in China, and substantially all of our assets are located outside of the United States. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. Substantially all of the assets of these persons are located outside the United States.

As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.” section, which is in the registration statement on Form F-1 on Form F-3 (File No. 333-257664), as amended, filed with the SEC.

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

We face risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

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

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our ordinary shares.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Government actions in the future could significantly affect economic conditions in China or particular regions thereof, and could require us to materially change our operating activities or divest ourselves of any interests we hold in Chinese assets. Our business may be subject to various government and regulatory interference in the provinces in which we operate. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-related overseas listed companies. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China (the “SCNPC”), promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ).

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure (the “Regulations”), which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), which became effective in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

On November 14, 2021, the Cyberspace Administration of China (the “CAC”) promulgated the draft Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft CAC Regulation”), which has not yet become effective. The Draft CAC Regulation provides that data processors that conduct the following activities must apply for cybersecurity review: (i) merger, reorganization or spin-off of Internet platform operators holding a large amount of data resources related to national security, economic development or public interests, which may have an adverse effect on national security; (ii) data processors intending to list their securities on a foreign stock exchange that handle personal information of more than one million people; (iii) data processors intending to list their securities on a stock exchange in Hong Kong which may have an adverse effect on national security; and (iv) other data processing activities that may have an adverse effect on national security.

On December 28, 2021, the CAC, jointly with other 12 governmental authorities, promulgated the revised Cybersecurity Review Measures (2021), which became effective on February 15, 2022. According to the Cybersecurity Review Measures (2021), critical information infrastructure operators that intend to purchase internet products and services which may have an adverse effect on national security must apply for cybersecurity review. Meanwhile, online platform operators holding personal information of over one million users that intend to list their securities on a foreign stock exchange must apply for cybersecurity review.

Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, and have not yet taken effect (as applicable), their interpretation, application and enforcement are subject to substantial uncertainties. We are of the view that such requirement for cybersecurity review under the Draft CAC Regulation, if effective in the current form, and revised Cybersecurity Review Measures (2021), are not applicable to us, primarily because, as of the date of the annual report: (i) we have not received any notice or determination from competent PRC governmental authorities identifying us as a critical information infrastructure operator; (ii) we do not hold or process personal information of over one million users; and (iii) we have not received any investigation, notice, warning, or sanctions from applicable government authorities in relation to national security. However, the relevant PRC government agencies could reach a different conclusion, applicable laws, regulations or interpretations could change and we could be required to obtain such approvals in the future.

See “— We may be liable for improper use or appropriation of personal information provided by our customers” and “— Although we believe that PRC government approval is not required for our offering of securities, PRC government authorities could reach a different conclusion. In addition, similar rules could restrict or require additional approvals for public offerings, including offerings of our ordinary shares and the issuance of our ordinary shares upon exercise of the warrants, or for maintaining our status as a publicly listed company outside China.”

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future our securities may decline in value or become worthless.

We face material risks relating to our corporate structure. Investors in our Class A ordinary shares are not purchasing equity interests in the consolidated VIEs domiciled in China but instead are purchasing equity interests in the Parent, our ultimate Cayman Islands holding company. The Parent is not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries and through contractual arrangements with VIEs based in China, and this structure involves unique risks to investors. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and investors may never hold equity interests in the Chinese operating companies. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services (“VATSs”), and certain other businesses. We currently conduct our VATS business through Beijing U Bazaar, including value-added online services for our members. We also plan to engage in VATS businesses and other business which may subject to foreign investment restrictions through Ucommune Venture and/or Weixue Tianxia in the future. The VIE structure would afford us greater flexibility in expanding our business scope and implementing our business strategies in compliance with PRC laws and regulations in the future as our business expands. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. If the PRC government deems that our contractual arrangements with the consolidated VIEs domiciled in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The Parent, our subsidiaries and our investors do not have an equity ownership in, direct foreign investment in, or control through such ownership or investment of the VIEs. The contractual arrangements with respect to the VIEs are not equivalent to an equity ownership in the business of the VIEs. Any references in this annual report to control or benefits that accrue to us because of the VIEs are limited to, and subject to conditions for consolidation of, the VIEs under U.S. GAAP. Consolidation of VIEs under U.S. GAAP generally occurs if the Parent or our subsidiaries (i) have an economic interest in the VIEs that provides significant exposure to potential losses or benefits from the VIEs and (ii) have power over the most significant economic activities of the VIEs. For accounting purposes, the Parent will be the primary beneficiary of the VIEs. In addition, the contractual agreements governing the VIEs have not been tested in a court of law.

It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. PRC regulatory authorities could disallow this structure, which would materially adversely affect our operations and the value of our Class A ordinary shares, and could cause the value of such securities to significantly decline or become worthless. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our securities may decline in value or become worthless. In addition, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed on us by the PRC government. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of the Parent, our subsidiaries or the VIEs by the PRC government to transfer cash. See “— Risks Relating to our Corporate Structure.”

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

On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right (the “SDR”), and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. Since then, the RMB has appreciated against the U.S. dollar, particularly in 2020.

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

A significant majority of our net revenue and costs are denominated in Renminbi. The Parent is a holding company and relies on dividends paid by our subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on in U.S. dollars.

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

In accordance with the laws and regulations in jurisdictions in which we operate, we must maintain various approvals, licenses and permits to operate our business, including but not limited to business license, fire prevention as-built acceptance check and filing for our spaces, and value-added telecommunications license and other approvals, licenses and permits. These approvals, licenses and permits require satisfactory compliance with, among other things, the applicable laws and regulations.

Based on PRC laws and regulations in effect as of the date of this annual report and the legal advice of our PRC legal counsel, Jingtian & Gongcheng, and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, our subsidiaries and the VIEs have obtained the following licenses and approvals necessary to operate in China as of the date of this annual report: (i) each of our subsidiaries and the VIEs has obtained a business license; (ii) Beijing U Bazaar, through which we conduct our VATS business, including value-added online services for our members, has obtained a value-added telecommunications license for Internet information service and online data processing and transactions; (iii) Beijing Daguan Architectural Engineering Co., Ltd., which engages in interior design service, has obtained a Certificate for Engineering Design Qualification; (iv) Beijing Daguan Architectural Engineering Co., Ltd, Beijing Dongyi Yuanda Architectural Decoration Engineering Co., Ltd and Guangdong Wanhe Construction Engineering Co., Ltd, which engage in construction services, have obtained Certificates for Construction Qualification and Safety Production Licenses; (v) Youxiao Chef (Beijing) Catering Co., Ltd. and nine subsidiaries of Beijing Kuanneng Technology Co., Ltd, which engage in catering services, have obtained food operation licenses; and (vi) most of our self-operated model spaces have completed the required as-built acceptance check on fire prevention or fire safety filing. However, a small number our self-operated model spaces have not completed such as-built acceptance check on fire prevention or fire safety filing.

We cannot assure you that our subsidiaries and the VIEs will be able to maintain existing licenses, permits and approvals or that the government authorities will not subsequently require our subsidiaries and the VIEs to obtain any additional licenses, permit and approvals. If our subsidiaries and the VIEs fail to obtain the necessary licenses, permits and approvals or inadvertently conclude that any permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and our subsidiaries or the VIEs are required to obtain such permissions or approvals in the future, our subsidiaries and the VIEs may be subject to fines, confiscation of revenues generated from incompliant operations or the suspension of relevant operations. Our subsidiaries and the VIEs may also experience adverse publicity arising from such non-compliance with government regulations that negatively impact our brand. Our subsidiaries and the VIEs may experience difficulties or failures in obtaining the necessary approvals, licenses and permits for new spaces or new service offerings.

If our subsidiaries and the VIEs fail to obtain the material licenses, our expansion plans may be delayed. In addition, our subsidiaries and the VIEs may not obtain, renew and/or convert all of the approvals, licenses and permits required for our existing business upon their expiration in a timely manner or at all, which could adversely affect our operations.

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

We have taken several steps to strengthen our management over fire prevention or fire safety, including:

•        consulting with local regulatory authorities for completing the required as built acceptance checks on fire prevention or fire safety filings;

•        equipping the relevant spaces with proper fire safety facilities, equipment and safety signs;

•        engaging several fire safety consulting institutions to conduct fire safety inspection on the fire safety equipment and system of the -relevant spaces; and

•        implementing our fire safety internal control policy in accordance with applicable laws and regulations and providing fire safety related training to our employees.

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

Our operations rely heavily on mobile based systems, telecommunications networks and digital infrastructure. Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology (“MIIT”). We primarily rely on a limited number of telecommunication service providers to provide data communications capacity through local telecommunications lines and internet data centers to host our servers.

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

Our ultimate Cayman Islands holding company, the Parent, relies principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur.

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. PRC regulations permit a PRC subsidiary to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and the VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital.

Each of our PRC subsidiaries as a Foreign Invested Enterprise (“FIE”), is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends.

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

Any funds we transfer to our PRC subsidiaries, either as shareholder loans or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the information report requirement with the Ministry of Commerce (“MOFCOM”) or their respective local branches and registration with a local bank authorized by State Administration of Foreign Exchange (“SAFE”). In addition, any foreign loan procured by our PRC subsidiaries cannot exceed statutory limits and is required to be registered with SAFE or its respective local branches.

As an offshore holding company, the Parent may use the proceeds of our offshore fund-raising activities to provide loans or make capital contributions to our PRC subsidiaries or provide loans to the consolidated VIEs, in each case subject to the satisfaction of applicable regulatory requirements. Any medium or long-term loan to be provided by us to the VIEs must be registered with the National Development and Reform Commission (“NDRC”) and SAFE or its local branches. Before we or our offshore entities provide loans to our onshore entities (i.e. our PRC subsidiaries and VIE entities), the borrower must make filings with the SAFE or its local counterparts in accordance with relevant PRC laws and regulations. In addition, in accordance with the Notice on Promoting the Reform of the Filing and Registration System for Issuance of Foreign Debt by Corporates issued by the NDRC on September 14, 2015 (the “NDRC Circular”), for loans provided by us or our offshore entities to our PRC subsidiaries or VIE entities with a term of more than one year, the borrower must also obtain a certificate of registration from the NDRC before obtaining such loan, and report relevant information to the NDRC afterward. We may not complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of securities offering, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In August 2020, Ucommune Venture entered into a loan agreement with Ucommune Group Holdings (Hong Kong) Limited (“Ucommune HK”), under which Ucommune HK agreed to provide loans of up to a total of US$60 million to Ucommune Venture and Ucommune Venture could drawdown the loans in multiple tranches (up to an aggregate of US$60 million) within three years from the date of the first drawdown. Thereafter, both parties entered into two supplement agreements in January 2021 and March 2021. As of the date of this annual report, Ucommune HK has provided a total of US$41 million in loans to Ucommune Venture, of which US$4 million have been repaid, under such loan agreements since the completion of our Business Combination in November 2020, using proceeds from the Parent’s previous PIPE financing and follow-on offerings. Such loans were included in intercompany loans, and disclosed as roll-forwards of the investment in subsidiaries and VIEs. Ucommune Venture has completed the filing procedure with Beijing Foreign Exchange Management Department, a local branch of SAFE, but has not yet made the registration with the NDRC.

The NDRC Circular does not expressly state the legal consequences for such non-compliance. However, the NDRC has indicated in several public notices on its website that punitive measures, such the credit discipline, public criticism and suspension from applying for registration in the future, might be imposed on the such enterprises. As of the date of this annual report, we have not received any inquiry, notice, warning or sanction form the NDRC in relation to this loan.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises (“SAFE Circular 19”), which took effect on June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capital of FIEs and allows FIEs to settle their foreign exchange capital at their discretion. However, SAFE Circular 19 prohibits FIEs from using the Renminbi funds converted from their foreign exchange capital for expenditures beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (“SAFE Circular 16”), effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may convert their foreign debts from foreign currency to Renminbi on a discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in China.

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

Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of securities offering, to fund the establishment of new entities in China by the VIEs, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new consolidated VIEs in China, which may adversely affect our business, financial condition and results of operations.

Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and our ability to transfer cash between our PRC subsidiaries and us, across borders, and to investors and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenue in Renminbi. Under our current corporate structure, the Parent, as our ultimate Cayman Islands holding company, primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have.

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

The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not pay dividends in foreign currencies to our investors.

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

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles (“SAFE Circular 37”), to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles (“SAFE Circular 75”), which ceased to be effective upon the promulgation of SAFE Circular 37.

SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 applies to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles must register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of a special purpose vehicle must update its filed registration with the local branch of SAFE with respect to that special purpose vehicle, to reflect any material change.

If our shareholders who are PRC residents or entities fail to make the required registration or to update the previously filed registration, our PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (“SAFE Notice 13”), which became effective on June 1, 2015.

Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

We have requested PRC residents who we know hold direct or indirect interests in us to make the necessary applications, filings and registrations as required under SAFE Circular 37. We believe that most of these shareholders have completed the initial foreign exchange registrations with relevant banks. However, these individuals may not continue to make required filings or updates in a timely manner, or at all.

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

On February 3, 2015, the State Administration of Taxation (the “SAT”), issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“SAT Bulletin 7”). SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company.

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

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“SAT Bulletin 37”), which came into effect on December 1, 2017. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. The Anti-Monopoly Law of the PRC also requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered.

In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM. The rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

We may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming. Any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

•        the primary location of the day-to-day operational management is in the PRC;

•        decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

•        the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and

•        at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Trading in our securities on any U.S. stock exchange and the U.S. over-the-counter market may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities and our securities may be prohibited from being traded over-the-counter.

The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm has not been subject to inspection by the PCAOB for three consecutive years beginning in 2022, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong.

Our current auditor, Marcum Bernstein & Pinchuk LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Bernstein & Pinchuk LLP is headquartered in Manhattan, New York, was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021, and was inspected by the PCAOB on a regular basis with the last inspection in 2020. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Marcum Bernstein & Pinchuk LLP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as our company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities.

Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

We may be liable for improper use or appropriation of personal information provided by our customers.

Our business involves collecting and retaining certain internal and customer data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the SCNPC issued the Cyber Security Law of the PRC (the “Cyber Security Law”), which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, MIIT and the Ministry of Public Security, have been increasingly focused on regulation in data security and data protection.

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation (the “SAMR”) (formerly the State Administration for Industry and Commerce of the People’s Republic of China (“SAIC”), have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In July 2021, the CAC and other related authorities released the draft amendment to the Cybersecurity Review Measures for public comments through July 25, 2021, which became effective on February 15, 2022. The Cybersecurity Review Measures (2021) propose the following key changes:

•        companies who are engaged in data processing are also subject to the regulatory scope;

•        the China Securities Regulatory Commission (the “CSRC”) is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism;

•        the online platform operators holding more than one million users individual information and seeking a listing outside China shall file for cybersecurity review with the Cybersecurity Review Office; and

•        the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process.

We may become subject to enhanced cybersecurity review. Certain internet platforms in China have been reportedly subject to heightened regulatory scrutiny in relation to cybersecurity matters. As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, if we are deemed to be a critical information infrastructure operator or a company that is engaged in data processing and holds personal information of more than one million users, we could be subject to PRC cybersecurity review.

As there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we could be subject to cybersecurity review, and if so, we may not be able to pass such review in relation to our securities offerings. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

While we take various measures to comply with all applicable data privacy and protection laws and regulations, our current security measures and those of our third-party service providers may not always be adequate for the protection of our customer, employee or company data. We may be a target for computer hackers, foreign governments or cyber terrorists in the future.

Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques.

Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements. Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation and business, resulting in significant legal and financial exposure and potential lawsuits.

Although we believe that PRC government approval is not required for our offering of securities, PRC government authorities could reach a different conclusion. In addition, similar rules could restrict or require additional approvals for public offerings, including offerings of our ordinary shares and the issuance of our ordinary shares upon exercise of the warrants, or for maintaining our status as a publicly listed company outside China.

We believe that the Parent is not required to obtain approvals from any PRC government authorities, including the CSRC or any other government entity, to issue our ordinary shares to foreign investors. However, the relevant PRC government agencies could reach a different conclusion.

On August 8, 2006, six PRC regulatory agencies jointly adopted M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe that the CSRC approval was not required in the context of our Business Combination, follow-on public offering or Warrants offerings of the Parent, because (a) our WFOE and Beijing Melo was incorporated as a wholly foreign-owned enterprise by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies owned by PRC companies or individuals as defined under the M&A Rules; (b) no explicit provision in the M&A Rules clearly classifies the contractual arrangements among WFOE or Beijing Melo, VIEs and VIEs’ shareholders as an acquisition falling under the M&A Rules; and (c) the CSRC has not issued any definitive rule or interpretation concerning whether Business Combination, follow-on public offering or Warrants offerings like ours under this annual report are subject to this regulation. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities (the “Opinions”), which emphasized the need to strengthen administration over illegal securities activities and supervision of overseas listings by China-based companies. The Opinions proposed promoting regulatory systems to deal with risks facing China-based overseas-listed companies, and provided that the State Council will revise provisions regarding the overseas issuance and listing of shares by companies limited by shares and will clarify the duties of domestic regulatory authorities.

On December 24, 2021, the State Council published the draft Administrative Provisions on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Administrative Provisions”), and the CSRC published the draft Measures for Record-filings of the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Administrative Measures”), for public comment. Pursuant to the Administrative Provisions, domestic enterprises that (i) offer shares, depository receipts, convertible notes or other equity securities overseas, or (ii) list securities on an overseas stock exchange, must complete record-filing procedures and report the relevant information to the CSRC. The CSRC shall determine the record-filing method.

Pursuant to the Administrative Measures, domestic enterprises that directly or indirectly offer or list securities on an overseas stock exchange shall file with the CSRC within three business days after submitting their initial public offering and/or listing application documents. Issuers already listed on an overseas stock exchange which offer securities to be listed on an overseas stock exchange shall file with the CSRC within three business days after the completion of such offering.

In accordance with a set of questions and answers published on the CSRC’s official website concurrently released with draft Administrative Provisions and Administrative Measures, a CSRC official indicated that the filing requirements proposed under such rules, once effective, will apply to future offerings and listings, including initial public offerings and follow-on offerings. Other filing requirements applicable to offerings and listings completed before such rules become effective will be separately provided and enacted with a sufficient interim period.

Considering that: (i) the Administrative Provisions and Administrative Measures are currently in draft form and have not yet become effective; (ii) no explicit provisions under currently effective PRC laws, regulations and rules clearly provide that indirect listing and offering through contractual arrangements such as ours are required to obtain approvals from PRC authorities, and (iii) the CSRC has not yet published any approvals or filing requirements applicable to listings, offerings and resale of securities completed before such rules become effective, we believe our offerings of ordinary shares and the issuance of our ordinary shares upon exercise of the warrants are not subject to the approval of the CSRC or other PRC government authorities.

However, there remain substantial uncertainties as to whether and what requirements, including filing obligations, will be imposed on us in the future. There is also a lack of clarity on the filing procedure, requirement and timeline, which may not be resolved until the Administrative Provisions and Administrative Measures become effective. If the Administrative Provisions and Administrative Measures come into effect in the current form before the completion of our securities offerings and the issuance of our ordinary shares upon exercise of the warrants, or the competent authorities later provide other filing requirements applicable to us, we may be required to make a filing with the CSRC.

On December 27, 2021, NDRC and MOFCOM jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version) (the “Negative List”), which became effective and replaced the previous version on January 1, 2022. According to the Negative List, domestic enterprises engaging in businesses in which foreign investment is prohibited shall obtain approval from the relevant authorities before offering and listing their shares on an overseas stock exchange. In addition, certain foreign investors shall not be involved in the operation or management of the relevant enterprise, and shareholding percentage restrictions under relevant domestic securities investment management regulations shall apply to such foreign investors.

Since none of our PRC subsidiaries engages in businesses in which foreign investment is prohibited, we believe that we are not required to obtain such approval under the Negative List. However, the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, and have not yet taken effect (as applicable), their interpretation, application and enforcement are subject to substantial uncertainties, and uncertainties remain regarding the interpretation and implementation of the new rules and regulations.

If the CSRC or another PRC regulatory body subsequently determines that its approval was needed for our Business Combination, follow-on public offering or Warrants offerings of the Parent, or such approval is needed for offerings of our ordinary shares or the issuance of our ordinary shares upon exercise of the warrants, for future offerings, or for maintaining our status as a publicly listed company outside China, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies.

In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from the Parent’s previous public offerings or future offerings into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies.

We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Risks Relating to Being a Public Company and Our Securities

The market price of our Class A ordinary shares has recently declined significantly, and our Class A ordinary shares could be delisted from the Nasdaq or trading could be suspended.

The listing of the Parent’s ordinary shares on the Nasdaq Capital Market is contingent on the Parent’s compliance with the Nasdaq Capital Market’s conditions for continued listing. On January 28, 2022, we announced that Parent received written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) that we were not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. In accordance with Nasdaq Listing Rules, the Parent must regain compliance within 180 calendar days, or until July 25, 2022. To regain compliance, the Parent’s ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Parent does not regain compliance by July 25, 2022, the Parent may be eligible for additional time to regain compliance or may face delisting. On April 21, 2022, the Parent effected a 20-to-1 Share Consolidation in order to cure the deficiency, and on May 6, 2022, the Parent regained compliance. See “Item 4. Information on the Company — A. History and Development of the Company — Nasdaq Notification Letter.”

The Parent cannot assure you that the Parent will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our Class A ordinary shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If the Parent does not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our Class A ordinary shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted ordinary shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such ordinary shares. A suspension or delisting would likely decrease the attractiveness of our Class A ordinary shares to investors, may constitute a breach under certain of our credit facilities, constitute an event of default under certain of our securities (including our agreements with JAK Opportunities LLC) and cause the trading volume of our Class A ordinary shares to decline, which could result in a further decline in the market price of our Class A ordinary shares.

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ordinary shares for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ordinary shares as a source for any future dividend income.

A large, active trading market for our securities may not develop and the trading price for our securities may fluctuate significantly.

Our Class A ordinary shares and the Prior Warrants are listed on The Nasdaq Capital Market under the symbols “UK” and “UKOMW,” respectively. The New Warrants, UPOs, UPO Warrants, UPO Rights, Debenture and JAK Warrants of the Parent (each as defined below) are not listed on Nasdaq or any national securities exchange or market. We cannot assure you that a liquid public market for the ordinary shares will develop. If a large, active public market for the ordinary shares does not develop, the market price and liquidity of the ordinary shares may be materially adversely affected. As a result, investors in our securities may experience a significant decrease in the value of the ordinary shares.

Warrants and UPOs are exercisable for, and UPO Rights and the Debenture are convertible into, our Class A ordinary shares, which may increase the number of ordinary shares eligible for future resale in the public market and result in dilution to our shareholders.

As of the date of this annual report, there are outstanding warrants to purchase up to an aggregate of 93,015,623 Class A ordinary shares (4,650,782 Class A ordinary shares if retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022) at exercise prices (assuming an exercise price of the Series B Warrant equal to the floor price of US$0.30 (the “Floor Price”) (US$6.0 if retroactively adjusted to reflect the 20-to-1 ordinary share consolidation effected on April 21, 2022).), which warrants are immediately exercisable. As of the date of this annual report, there are outstanding 333,002 UPOs exercisable for 333,002 Class A ordinary shares (16,651 Class A ordinary shares if retroactively adjusted to reflect the 20-to-1 Share Consolidation), 333,002 UPO Warrants to purchase an additional 166,501 Class A ordinary shares (8,326 Class A ordinary shares if retroactively adjusted to reflect the 20-to-1 Share Consolidation), 333,002 UPO Rights to convert to an additional 33,300 Class A ordinary shares (1,665 Class A ordinary shares if retroactively adjusted to reflect the 20-to-1 Share Consolidation) and a Debenture convertible into up to 12,500,000 Class A ordinary shares (625,000 Class A ordinary shares if retroactively adjusted to reflect the 20-to-1 Share Consolidation) (or up to 13,700,000 Class A ordinary shares (685,000 Class A ordinary shares if retroactively adjusted to reflect the 20-to-1 Share Consolidation) if interest accrued on the principal sum of US$3,000,000 is paid in shares). To the extent such warrants or UPOs are exercised, or UPO Rights and Debenture are converted, additional Class A ordinary shares will be issued, which will result in dilution to our ordinary shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants or UPOs may be exercised could adversely affect the market price of our Class A ordinary shares.

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

The trading prices of the ordinary shares and the warrants expiring on November 17, 2025 are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ordinary shares and the listed warrants may be highly volatile for factors specific to our own operations, including the following:

•        variations in our net revenue, earnings and cash flows;

•        announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•        announcements of new offerings and expansions by us or our competitors;

•        changes in financial estimates by securities analysts;

•        detrimental adverse publicity about us, our shareholders, affiliates, directors, officers or employees, our business model, our services or our industry;

•        announcements of new regulations, rules or policies relevant for our business;

•        additions or departures of key personnel;

•        release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•        potential litigation or regulatory investigations.

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

Sales of substantial amounts of the ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements.

We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other holders or the availability of these securities for future sale will have on the market price of the ordinary shares. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities, which is in the registration statement on Form F-1 on Form F-3 (File No. 333-257664), as amended, filed with the SEC.

In addition, certain holders of our existing shareholders are entitled to certain registration rights. Registration of these shares under the Securities Act of 1933 (the “Securities Act”), would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ordinary shares to decline.

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

The Parent’s memorandum and articles of association contain anti-takeover provisions that could materially adversely affect the rights of holders of our ordinary shares.

The Parent has adopted an amended and restated memorandum and articles of association that contains provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

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

The Parent is an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

The Parent is an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 as long as the Parent remains an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The Parent is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because the Parent qualifies as a foreign private issuer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As the Parent is an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As the Parent is an exempted company incorporated in the Cayman Islands listed on the Nasdaq, the Parent is subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like the Parent to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is its home country, may differ significantly from the Nasdaq corporate governance listing standards.

The Parent has relied on home country practice with respect to its corporate governance. The Parent does not have a majority of independent directors serving on its Board of Directors, its audit committee composed entirely of only two independent directors and it has not established a nominating committee and a compensation committee composed entirely of independent directors. For details, please refer to “Management — Committees of our Board of Directors.” As a result, the Parent’s shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

The obligations associated with being a public company involve significant expenses and require significant resources and management attention, which may divert from our business.

As the Parent is a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. The Exchange Act requires the filing of annual and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act of 2002 requires, among other things, that a public company establish and maintain effective internal control over financial reporting.

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

Based upon the manner in which we operate our business, the composition of our income and assets and the value of our assets, we do not believe we were a PFIC for our taxable year ended December 31, 2021. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. The value of our assets for purposes of the PFIC determination will generally be determined by reference to the market price of our ordinary shares, which could fluctuate significantly. In addition, our PFIC status depends on the manner we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). Furthermore, it is not entirely clear how the contractual arrangements between us, the VIEs and their nominal shareholders are treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us. Because of these uncertainties, there can be no assurance we will not be a PFIC for the current taxable year, or will not be a PFIC in the future.

If we were a PFIC for any taxable year during which a U.S. Holder (as defined below) owns our ordinary shares or warrants, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information — Taxation — Material U.S. Federal Income Taxation Considerations — Passive Foreign Investment Company.”

If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined below) is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our ordinary shares, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder of a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares.

The Parent is a “controlled company” within the meaning of the Nasdaq listing requirements and, as a result, we will qualify for, and may rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

The Parent is a “controlled company” as defined under the rules of the Nasdaq since Dr. Daqing Mao and his spouse, Angela Bai, beneficially own, when combined, more than 50% of our total voting power. As long as the Parent remains a controlled company under this definition, we are permitted to elect to rely on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our Board of Directors must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we currently do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules, we could elect to rely on those exemptions in the future. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

ITEM 4.      INFORMATION ON THE COMPANY

In this Item, “we,” “us,” “ our company,” “ our” or “Ucommune” refers to Ucommune International Ltd, a Cayman Islands company, its subsidiaries and the consolidated VIEs.

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

We underwent a series of restructuring transactions, which primarily included the following:

•        In September 2018, Ucommune Group Holdings was incorporated under the laws of the Cayman Islands.

•        In December 2018, Ucommune HK was incorporated under the laws of Hong Kong.

•        In January 2019, Ucommune Technology, was incorporated in the PRC as a wholly owned subsidiary of Ucommune HK.

•        In May 2019, Ucommune Technology entered into a series of contractual arrangements with Ucommune Venture as well as its shareholders, and the contractual arrangements were renewed in July 2019 and in November 2019.

•        In May 2019, Ucommune Technology entered into a series of contractual arrangements with Beijing U Bazaar as well as its shareholder. Our subsidiaries entered into contractual arrangements with Ucommune Venture and Beijing U Bazaar and their respective subsidiaries under which the Parent is the primary beneficiary for accounting purposes.

In May 2019, we acquired Melo Inc., a holding company incorporated under the laws of Delaware. Beijing Melo, a company engaging in smart office systems development, is a wholly-owned subsidiary of Melo Inc. We believe the acquisition strengthens our technology capability and enables us to provide advanced office solutions to our members. Beijing Melo entered into a series of contractual arrangements with Weixue Tianxia, a company incorporated in the PRC in December 2017, as well as its respective shareholders, under which the Parent is the primary beneficiary of Weixue Tianxia for accounting purposes.

Business Combination

On November 17, 2020, we consummated a business combination pursuant to a merger agreement with Orisun Acquisition Corp. and certain other parties. Upon completion of the Business Combination, the combined company, or Ucommune International Ltd, remains as the surviving publicly traded entity. Following the business combination, Ucommune Group Holdings became a wholly owned subsidiary of Ucommune International Ltd.

Starting from November 17, 2020, the Class A ordinary shares of the Parent are listed on the Nasdaq Capital Market under the symbol “UK” and the warrants of the Parent, expiring on November 17, 2025, are listed on the Nasdaq under the symbol “UKOMW.”

The Parent is regarded as the primary beneficiary of each of Ucommune Venture, Beijing U Bazaar and Weixue Tianxia and their respective subsidiaries. The Parent treats them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our combined and consolidated financial statements in accordance with U.S. GAAP.

In this annual report, each of Ucommune Technology and Beijing Melo is referred to as our WFOE and each of Ucommune Venture, Beijing U Bazaar and Weixue Tianxia is referred to as the VIE. For more details and risks related to the VIE structure, please see “— C. Organizational Structure — Contractual Arrangements with the VIEs and Their Respective Shareholders” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.”

Our principal executive offices are located at Floor 8, Tower D, No. 2 Guang Hua Road, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +8610 6506-7789. The Parent’s registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Parent’s agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

Acquisitions

In May 2021, we acquired 100% equity interests of Guangdong Wanhe Green Technology Co., Ltd, an eco-friendly and intelligent space renovation service provider in China, to promote carbon neutrality and eco-friendly office environments.

In September, 2021, our wholly owned subsidiary, Beijing Zerone Management & Consulting Company Ltd., or Beijing Zerone, an office space management services provider in China, acquired a 60% equity interest in Beijing Kuanneng Technology Co., Ltd., which owns and operates the Japanese culinary restaurant brand “Xiao Sushi.” This allows us to officially enter the consumer services sector by integrating its 300,000 self-owned platform members into our operations of nearly 300 chain office spaces and 1.16 million offline members.

In October 2021, Beijing Zerone entered into an equity transfer agreement with certain transferors to acquire a 60% equity interest in Beijing Jiajia Renhe Intelligent Technology Co., Ltd, a human resources solution platform. As of the date of this report, such acquisition has not yet closed.

Occupation of Workstations

In July 2021, Besunyen Holdings Company Limited, or Besunyen, an investment company engaged in the manufacture and sale of therapeutic tea products, agreed to occupy 3,047.6 square meters at our landmark asset-light project in the Beijing Asia Finance Center for a total of 327 workstations from July 1, 2021 to December 31, 2023. In addition, we will also furnish our one-stop customized U Design services to Besunyen.

Five-year Cooperation with Hexa Group

In October 2021, we started a five-year cooperation with Hexa Group, an Australian property developer, to jointly develop the “Hexa Space-Ucommune” co-working project located in Melbourne, Australia, adding another international market to our geographic footprint in addition to Hong Kong and Singapore.

Registration Statements

On February 2, 2021, the Parent completed a follow-on offering of 4,938,271 Class A ordinary shares and warrants to purchase 4,938,271 Class A ordinary shares at a combined offering price of US$4.05 (246,914 Class A ordinary shares at a combined offering price of US$81.00 if retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022) for one ordinary share and one firm warrant to purchase one ordinary share (the “base offering”). The warrants will expire on February 2, 2026. The underwriter in this offering exercised its option in full to purchase an additional 740,740 warrants to purchase ordinary shares at an offering price of US$0.01 per warrant (37,037 warrants to purchase ordinary shares at an offering price of US$0.20 per warrant if retroactively adjusted to reflect the 20-to-1 Share Consolidation), which closed concurrently with the base offering.

On March 18, 2021, the Parent filed a registration statement on Form F-1 (File No. 333-254442), as amended, related to (i) the resale from time to time of certain Class A ordinary shares, (ii) the issuance by the Parent of certain Class A ordinary shares upon the exercise of Prior Warrants and New Warrants, (iii) the issuance by the Parent of (a) Class A ordinary shares upon the exercise of unit purchase options (the “UPOs”), (b) warrants to purchase Class A ordinary shares upon the exercise of the UPOs (the “UPO Warrants”), (c) rights to convert to Class A ordinary shares upon the exercise of the UPOs (the “UPO Rights”), (d) Class A ordinary shares upon the exercise of the UPO Warrants and (e) Class A ordinary shares upon the conversion of the UPO Rights. The registration statement became effective on March 22, 2021. On July 2, 2021, the Parent withdrew such registration statement.

On July 2, 2021, the Parent filed a registration statement on Form F-1 (File No. 333-257664), registering the securities described in the foregoing paragraph, together with additional securities.

On March 11, 2022, the Parent filed a pre-effective amendment to such registration on Form F-3, and registered Class A ordinary shares issuable upon the conversion of the Debenture and exercise of the JAK Warrants, among other things.

UK Wisdom Limited

On June 4, 2021, UK Wisdom Limited, a blank check company incorporated as a Cayman Islands exempted company, publicly filed a registration statement in connection with a contemplated initial public offering of 5,000,000 units. The Parent owns an 85% equity interest, and Mao Daqing, our founder, director and controlling shareholder owns a 15% interest, in Ucommune Talent Limited, the sponsor of UK Wisdom Limited. Each unit consists of one Class A ordinary share and one right. Every ten rights entitles the holder to receive one Class A ordinary share upon consummation of the our initial business combination. The units are expected to be listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “UKWIU.” The foregoing is a preliminary summary of terms and is subject to change. A registration statement relating to UK Wisdom Limited’s securities has been filed with the SEC, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This annual report shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The proposed offering of these securities of UK Wisdom Limited will be made only by means of a separate prospectus.

Nasdaq Notification Letter

On January 24, 2022, the Parent received a written Notification Letter from the Nasdaq that the Parent is not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for 30 consecutive business days. Based on the closing bid price of the Parent’s ordinary shares for the 30 consecutive business days from December 8, 2021 to January 21, 2022, the Parent no longer meets the minimum bid price requirement.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Parent must regain compliance with Nasdaq Listing Rule 5550(a)(2) within 180 calendar days, or until July 25, 2022. To regain compliance, the Parent’s ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Parent does not regain compliance by July 25, 2022, the Parent may be eligible for additional time to regain compliance or may face delisting.

On April 21, 2022, the Parent effected a 20-to-1 Share Consolidation in order to cure the deficiency. On May 6, 2022, Nasdaq confirmed that for the last 10 consecutive business days, from April 22, 2022 to May 5, 2022, the closing bid price of the Company’s Class A ordinary shares was at US$1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and this matter has been closed.

Debenture and Warrants Offering

On January 26, 2022, the Parent entered into and closed a private placement pursuant to a securities purchase agreement (the “Securities Purchase Agreement”), with JAK Opportunities LLC (the “Purchaser”), for the offering of:

•        A US$3,000,000 principal amount 8% senior convertible debenture of the Parent (the “Debenture”). The Debenture matures on January 25, 2023 and pays interest in cash at the rate of 8.0% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on April 1, 2022. The Parent may also elect to pay accrued interest in Class A ordinary shares at a rate of 12.0% per annum, assuming a conversion rate equal to the lesser of (a) the conversion price then in effect or (b) the average of the volume weighted average price of Class A ordinary shares for the five consecutive trading days ending on the applicable interest payment date. The Debenture is convertible at the option of the Purchaser into Class A ordinary shares equal to 125% of the principal amount of the Debenture at an initial conversion price equal to the lesser of (i) US$1.00, subject to certain adjustments, and (ii) 100% of the lowest daily volume weighted average price of Class A ordinary shares during the ten consecutive trading days prior to the conversion date;

•        A series A warrant of the Parent (the “Series A Warrant”) to purchase 3,750,000 Class A ordinary shares of the Parent at an exercise price of US$4.05 per Class A ordinary share. The Series A Warrant is exercisable immediately and expires on January 26, 2029;

•        A series B warrant of the Parent (the “Series B Warrant”) to purchase a total of 18,750,000 Class A ordinary shares of the Parent at an exercise price of US$1.00 per 1.25 Class A ordinary shares (equivalent to an exercise price of US$0.80 per Class A ordinary share), each exercise of which entitles the Series B Warrant holder to deduct 10% from the exercise price. The exercise price shall be subject to a one-time downward adjustment to match the lowest volume weighted average price of the Class A ordinary shares on the ten consecutive trading days immediately following the date on which the registration statement registering the ordinary shares underlying the Debenture and JAK Warrants becomes effective (the “Effective Date”). The Series B Warrant is exercisable immediately and expires on the twelve month anniversary of the Effective Date; and

•        A series C warrant of the Parent (the “Series C Warrant,” and together with the Series A Warrant and Series B Warrant, the “JAK Warrants”) to purchase 18,750,000 Class A ordinary shares of the Parent at an exercise price of US$4.05 per Class A ordinary share. 50% of Series C Warrant vested upon issuance, and 50% of the Series C Warrant shall vest proportionately based on the number of Series B Warrants exercised. The Series C Warrant shall expire on the seven year anniversary of Effective Date.

As a result of the Share Consolidation and pursuant to Section 5(a)(i) of the Debenture and Section 3(a)(i) of the Warrants, the conversion terms of the Debenture and the exercise terms of the Warrants are adjusted as follows effective on April 21, 2022:

•        A US$3,000,000 principal amount Debenture convertible into ordinary shares at the conversion price in effect on any conversion date, which shall be the lesser of (i) US$20.00, subject to adjustment set forth in the Debenture, and (ii) 100% of the lowest daily VWAP during the 10 consecutive Trading Days prior to the conversion date, provided that in no event shall the conversion price be lower than the Floor Price of US$6.00, subject to adjustment upon a stock split, share subdivision, reverse stock split or share combination of ordinary shares;

•        187,500 Series A Warrants with an initial exercise price of US$81.00 per ordinary share, subject to adjustment upon a share combination event, provided that in no event shall the exercise price be lower than the Floor Price of US$6.00 per ordinary share, subject to adjustment upon a stock split, share subdivision, reverse stock split or share combination of ordinary shares;

•        937,500 Series B Warrants with an initial exercise price of US$20.00 per 1.25 ordinary shares, subject to adjustment in Section 4.20 to the Securities Purchase Agreement and upon a share combination event, provided that in no event shall the exercise price be lower than the Floor Price of US$6.00 per ordinary share, subject to adjustment upon a stock split, share subdivision, reverse stock split or share combination of ordinary shares; and

•        937,500 Series C Warrants with an initial exercise price of US$81.00 per ordinary share, subject to adjustment upon a share combination event, provided that in no event shall the exercise price be lower than the Floor Price of US$6.00 per ordinary share, subject to adjustment upon a stock split, share subdivision, reverse stock split or share combination of ordinary shares.

Under the Securities Purchase Agreement, the Parent agreed not to undertake any action which (i) alters or changes the rights, preferences or privileges of the Debenture as a class, (ii) results in the company incurring any debt incurred not in the ordinary course of the business, or (iii) alters or amends our amended and restated articles of association. The Parent also agreed to maintain a minimum net cash position in cash or marketable securities of no less than US$1.0 million as long as the Debenture is outstanding. In addition, the Parent granted the Purchaser a 36-month right to participate in certain future financings, up to a level of 25%.

Subject to our compliance with certain conditions, the Parent may redeem the Debenture in cash at 120% premium. Upon any optional redemption, the Parent is obligated to issue the Purchaser Series A Warrants to purchase a number of Class A ordinary shares equal to 60% of the principal amount of the Debenture subject to optional redemption, divided by the then conversion price.

The Debenture contains certain events of default (including, but not limited to, default in payment of principal or interest; breaches of covenants, agreements, representations or warranties; an event of default under the transaction documents in connection with the offering; receipt of a deficiency or non-compliance notice from, or ineligibility from listing or quotation for trading on, Nasdaq; changes in control and fundamental transactions; certain bankruptcy events; certain payment defaults with respect to indebtedness; and the entering or filing of certain monetary judgments against us), subject to waiver by the Purchaser. Upon an event of default, the outstanding principal amount of the Debenture for a premium, plus liquidated damages, interest and other amounts owing in respect thereof through the date of acceleration, shall become, at the Purchaser’s election, immediately due and payable in cash. The Parent is also subject to certain negative covenants under the Debenture, including but not limited to, the incurrence of indebtedness, liens on assets, amendment of charter documents, repayment or repurchase of securities or certain debt, the payment of dividends and affiliate transactions.

The conversion price of the Debenture and the exercise price of the JAK Warrants are subject to adjustments upon certain events, including stock splits, stock dividends, subsequent equity transactions (other than specified exempt issuances), subsequent rights offerings and fundamental transactions. If we fail to timely deliver the Class A ordinary shares upon any conversion of the Debenture or exercise of the JAK Warrants, the Parent will be subject to certain liquidated damages and buy-in provisions.

Notwithstanding anything to the contrary in the Securities Purchase Agreement, Debenture, JAK Warrants or related transaction documents, neither the conversion price of the Debentures nor the exercise price of the JAK Warrants shall be lower than the Floor Price of US$0.30 (US$6.0 if retroactively adjusted to reflect the 20-to- Share Consolidation effected on April 21, 2022). The Floor Price shall be proportionately decreased upon a stock split or share subdivision of Class A ordinary shares, and shall be proportionately increased in the case of a reverse stock split or share combination of Class A ordinary shares. While the Debenture and JAK Warrants remain outstanding, the Parent will not issue Class A ordinary shares or Class A ordinary share equivalents at a price per share or with a conversion or exercise price per share, as applicable, that is below the Floor Price without the prior written consent of the Purchaser.

Pursuant to a registration rights agreement (the “January 2022 Registration Rights Agreement”), between the Parent and the Purchaser, dated January 26, 2022, the Parent agreed to file a registration statement registering the resale of the Class A ordinary shares underlying the Debenture and the JAK Warrants 60 days from the date of the January 2022 Registration Rights Agreement. The Parent also agreed to have the registration statement declared effective within 120 days from the date of the January 2022 Registration Rights Agreement. In addition, the Parent agreed to pay the purchaser, as partial liquidated damages, a fee of 2.0% of the purchaser’s subscription amount per month in cash upon the occurrence of certain events, including our failure to file or have the registration statement declared effective within agreed period.

Concurrently with the execution of the Securities Purchase Agreement, Debenture, JAK Warrants and January 2022 Registration Rights Agreement, the Parent entered into a lock-up agreement (the “January 2022 Lock-Up Agreement”), with (i) the Parent’s directors and officers who beneficially own over one million Class A ordinary shares and (ii) the Parent’s shareholders beneficially owned 10% or more of the Parent’s shares. Until 60 days after the Effective Date, the signatories agreed not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any Class A ordinary shares or securities convertible, exchangeable or exercisable into, Class A ordinary shares beneficially owned, held or hereafter acquired by any such signatory.

Extraordinary General Meeting and Reverse Share Split

On March 16, 2022, the Parent announced an extraordinary general meeting (the “Meeting”) to be held at 10 A.M. on April 21, 2022, Beijing time, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Parent’s issued and unissued share capital into one ordinary share with par value of US$0.002 (the “Share Consolidation”). At the Meeting, the Parent’s shareholders approved the Share Consolidation. As a result, the Share Consolidation became effective at 5 P.M. on April 21, 2022, U.S. Eastern time, and the Class A ordinary shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market when the market opened on the next business trading day under the same symbol “UK” but under a new CUSIP number of G9449A 209. No fractional shares were issued in connection with the Share Consolidation. All fractional shares were rounded up to the whole number of shares. Immediately following the Share Consolidation, the authorized share capital of the Company became US$50,000.00 divided into 25,000,000 ordinary shares of par value of US$0.002 each, comprising (a) 20,000,000 Class A ordinary shares of par value of US$0.002 each and (b) 5,000,000 Class B ordinary shares of par value of US$0.002 each.

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

We launched our first space in September 2015, and have since expanded our operations into 65 cities as of December 31, 2021. We operate our spaces under the following two models:

Self-operated Model.    We have three categories of spaces under our self-operated model.

•        U Space, under which we enter into leases with landlords for spaces with area generally over 200 m2 each, and design and build the spaces using our proprietary SOP.

•        U Studio, under which we lease scattered and small office spaces with area generally less than 200 m2 each from landlords, and design and build the spaces using our proprietary SOP.

•        U Design, under which we provide one-stop customized services from location selection to daily operations in accordance with the specifications of our members.

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

•        U Brand, under which we primarily charge landlords management fees for branding, consulting and operating services.

•        U Partner, under which we share revenue with landlords.

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

Our investees extend our offerings and their businesses grow with our expansion. Cooperating with over 700 business partners, we provide a comprehensive suite of U Plus services, including:

•        individual services, such as catering, fitness, healthcare, training and entertainment,

•        general corporate services, such as corporate secretary, human resources, legal, finance, IT support and tax services,

•        design and build services,

•        incubation and corporate venturing services,

•        advertising and branding services, and

•        related services to serve our community.

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

Enterprise Members

Our unique and comprehensive network of agile office spaces covering economically vibrant regions, including all the tier-1 and new tier-1 cities in China, provides our enterprise members with flexible and cost-efficient office space solutions, particularly for their geographic expansion, helping them to rapidly achieve scale and enhance productivity. As of December 31, 2021, we had approximately 35,180 enterprise members ranging from large enterprises to SMEs.

Our enterprise member base is diverse in terms of size, industry and geography with a healthy mix of large enterprise members and SME members.

Large Enterprise Members

Large enterprise members are enterprise members with 100 or more employees. Compared to SME members, large enterprise members generally occupy more workstations and enter into leases with longer terms, which offer better visibility on our future revenue. Under long-term leases for dedicated spaces of more than 100 workstations, we usually conduct large-scale customization to suit member needs. As of December 31, 2021, our large enterprise members included Nokia, ByteDance, Nike (NYSE: NKE) and Liaoning Zhongwang.

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

Individual Members

Our individual members consist primarily of employees of our enterprise members and freelancers. As of December 31, 2021, we had approximately 1,141,800 individual members. According to a member survey conducted by Frost & Sullivan, more than 75% of our individual members using workstations have bachelor’s or master’s degrees and their annual incomes are higher than per capita disposable income in China in 2019.

They generally spend an average of eight hours in our spaces during a typical working day, providing us with opportunities to offer services to help their career advancement and improve the quality of their personal lives. As of December 31, 2021, approximately 44,580 of our individual members were using workstations.

Our Operating Models

As of December 31, 2021, we had 273 spaces across 65 cities of which 220 spaces were in operation, providing approximately 62,580 workstations to our members, and 53 spaces were under construction or preparation for construction. The following table sets forth some of our operating metrics as of the dates indicated:

	As of December 31, 2019	As of December 31, 2020	As of December 31, 2021
Number of cities	44	54	65
Number of Spaces	204	234	273
Number of spaces under self-operated model(1)	157	109	108
Number of spaces under asset-light model	47	125	165
Managed area (m2)(2)	643,100	647,700	865,150
Managed area under self-operated model(2)	471,900	296,200	242,335
Managed area under asset-light model(2)	171,200	351,500	622,815
Number of spaces in operation	174	163	220
Number of workstations of spaces in operation(2)(3)	73,300	57,500	62,580
Number of members(2)	715,600	1,044,700	1,176,970
Number of individual members(2)	688,900	1,013,600	1,141,780
Number of individual members using workstations(2)	58,100	44,050	44,580
Number of enterprise members(2)	26,700	31,100	35,180
Occupancy rate for all spaces in operation(2)	79%	77%	70%
Occupancy rate for mature spaces(2)	87%	81%	76.4%

____________

Notes:

(1)      As spaces under U Studio category are small offices, we count one or more small offices operated under U Studio category in one building as one space. As of December 31, 2019, December 31, 2020 and December 31, 2021, we cooperated with 147, 132 and 132 landlords counted by property ownership certificate, respectively, under U Studio category.

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

We generate revenue by directly leasing spaces to members and charging membership fees. We also generate revenue by leasing storefronts, restaurants and workstations to our business partners who occupy our spaces to provide services to our members. As of December 31, 2021, we had 55 spaces under the U Space category, including 53 spaces in operation with approximately 26,210 workstations available for members.

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

As of December 31, 2021, we had 29 spaces under U Studio category, all of which were spaces in operation located in Beijing with approximately 5,509 workstations available for members. U Studio spaces become appealing to members, in particular SMEs, as they provide more privacy compared to other types of agile office spaces. We plan to expand the U Studio category to other tier-1 cities.

U Design

For members who wish to bring the Ucommune experience to their own office spaces, we provide an option of customizing an office space according to the specifications of our members. We provide one-stop services to our members, from advisory services on location selection, design and build services, to delivery and operation services.

We provide the services under this model on an as-needed basis, and we generate revenue from services actually provided, such as operating fees, advisory fees and fees related to design and build of the spaces. As of December 31, 2021, we had six spaces under U Design category, all of which are spaces in operation with approximately 2,015 workstations available for members.

Asset-light Model

The asset-light model has two categories — U Brand and U Partner. Under both subcategories, we are responsible for operating the spaces and we can deliver our members the same quality services that we provide in U Space. As we expand rapidly into other cities and countries under the asset-light model, we can provide our members with spaces in more geographical locations.

As of December 31, 2021, we had 165 spaces under the asset-light model with managed area of approximately 622,815 m2, representing 72% of the aggregate managed area of approximately 865,150 m2 of all spaces. In 2021, we launched 40 new spaces under our asset-light model with managed area of approximately 271,355 m2, representing a 32% increase and a 77% increase in the number and managed area of new spaces under our asset-light model in 2020. In 2019, 2020 and 2021, we generated operating profit from the subsidiary that operates agile office spaces under our asset-light model. We intend to focus on expanding our asset-light business as one of our major growth drivers.

U Brand

Under this model, landlords engage us to design and build spaces in accordance with our standards and landlords bear the associated costs. Alternatively, landlords can deliver us fully furnished spaces that meet our standards of design and functions. Under this model, our revenue consists of:

•        consultation fees relating to branding, design and build services,

•        management fees for operating services, and

•        under certain contracts, incentive fees based on the financial performance of the spaces.

Since U Brand does not require us to incur significant capital investments to build and launch new spaces, we believe we can scale rapidly under this model. As of December 31, 2021, we had 83 spaces under the U Brand category, including 55 spaces in operation with approximately 15,550 workstations available for members.

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

We generate revenue under a revenue sharing mechanism with landlords. As of December 31, 2021, we had 82 spaces under the U Partner category, including 61 spaces in operation with approximately 13,290 workstations available for members.

Our Space Offerings

We aim to provide one-stop office space solutions to members. We provide our members with offices and workstations to help ensure that they can find the most suitable office solutions from our spaces.

•        Standard workstations: Standard workstations are dedicated workstations in shared offices.

•        On-demand workstations: On-demand workstations are flexible workstations in open spaces. Members who do not need to use workstations every day can book on-demand workstations in our agile office spaces on as-needed basis.

•        Private offices and customized offices: Private offices and customized offices are independent enclosed office spaces that are customized depending on the needs and scale of the members.

Our spaces offering includes certain basic services and amenities free of charge, including high-speed internet access, reception services, package handling, security services, office furniture and stationary, lounge and common area and shared kitchen and pantry.

Our spaces also feature various smart functions that aim to improve our members’ experience. Facial-recognition and smart monitoring systems are available in the majority of our spaces. As of December 31, 2021, cloud access control had been installed in approximately 90% of our spaces; and approximately 70% of our conference rooms were equipped with smart conferencing systems, featuring screen casting and video conferencing. Our members can host video conferences across departments and geographical locations.

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

With a team of over 50 experienced architects and designers, we have built strong in-house design-and-build capabilities. Our architects and designers were trained in the world’s top-tier architecture firms and are knowledgeable about China’s local markets. They have rich experience in designing agile office spaces and can deliver a three-dimension design in a short time with the use of advanced software and modelling technology.

As of December 31, 2021, our team had involved in the design of 127 projects across 33 cities for approximately 1,216,560 m2 area. Certain design plans of our spaces have been published in renowned architecture websites and received positive feedback. With our enhanced design and build capabilities, we plan to provide customers with prefabricated office design products.

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

Premium Product Line

Our premium product line serves as flagship Ucommune spaces and are critical to our branding. As our top product line, it features premium facilities and decor. We usually design the space with a customized theme and redevelop the entire space in accordance with the design. As of December 31, 2021, we had 15 spaces under our premium product line, all of which are spaces in operation with approximately 8,250 workstations available for members.

Superior Product Line

We develop the superior product line with high-end facilities and decor. As of December 31, 2021, we had 30 spaces under our superior product line, including 28 spaces in operation with approximately 12,120 workstations available for members.

Standard Product Line

We develop our standard product line by utilizing the original facilities and decor and conduct necessary modelling. Our goal is to complete the redevelopment of the properties in a cost-efficient manner while ensuring the proper functioning of our working spaces. As of December 31, 2021, we had 228 spaces under our standard product line, including 177 spaces in operation with approximately 42,210 workstations available for members.

Management

Our management team has a deep understanding of and rich experience in operating chain commercial real estate space, such as hotels and serviced apartments. Combined with our refined SOP on agile office space operations, we have significantly streamlined and simplified the operation of our spaces while maintaining our superior services that our members expect.

Led by our management team, we have an experienced operating and community management team including, among others, more than 150 operating staff with hotel operation or other service industry experience. We offer training to our operating staff on various aspects of space operation, including facilities and amenities maintenance, cleaning, security and other services. We also provide an operating guidance manual, which serves as a reference when the operating staff encounters problems in daily operations.

Operating Efficiency

We have achieved high efficiency as a result of our development and management capabilities. As of December 31, 2021, one operating staff operated on average approximately 4,400 m2 of our spaces in China. Our overall occupancy rate as of December 31, 2021 was 70% for all spaces in operation.

Furthermore, the profitability profile of our agile office space services is partly driven by the maturity of our agile office spaces, or the period a space has been open to our members. Once a space reaches maturity, occupancy is generally stable, our initial investment in build-out and sales and marketing to acquire members is complete and the space typically generates recurring revenue and cash flow. As of December 31, 2021, the overall occupancy rate for our 273 total spaces in operation and 92 mature spaces was approximately 70% and 76.4%, respectively.

U Plus Services

In addition to agile office space services, we seek to provide comprehensive services to empower our members, which we refer to as U Plus services, to improve the experience of our members and to build a vibrant Ucommune community serving wider group of members beyond physical spaces.

We are dedicated to providing services by ourselves or through our business partners and investees. Business partners are third-party service providers who, through our spaces or technology-driven platform, sell services to our members. We screen and select reputable business partners through a rigorous screening process to help ensure that the quality of services they provide meet our standards. As of December 31, 2021, we had cooperated with over 700 business partners to provide U Plus services ranging from office services to lifestyle, from general corporate services to advertising and branding services, and from self-development to social networking.

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

Utilizing our offering of U Plus services and technology capabilities, we have experienced rapid growth in our member base, increasing from approximately 715,600 as of December 31, 2019 to approximately 1,044,700 as of December 31, 2020 and further to approximately 1,176,970 as of December 31, 2021.

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

We receive revenue from members by providing U Plus services and charging members fees based on services provided, such as design and build services and advertising and branding services. We also generate revenue from our business partners and investees through different arrangements, including:

•        revenue sharing arrangements under which we share part of the revenue of our business partners as fees, and

•        fixed fee arrangements under which we charge our business partners and investees fixed fees for leasing our spaces to provide services.

Under a typical agreement for revenue sharing arrangements with our business partners,:

•        business partners provide services in designated agile office spaces and are primarily responsible for operation and maintenance,

•        we provide utilities and ancillary services to support the services provided in the agile office spaces,

•        business partners share revenue with us in accordance with the pre-agreed proportion of their monthly/quarterly service income and may enjoy a one-month complimentary trial operating period, and

•        our cooperation with business partners has one to two year terms.

Under a typical agreement for fixed fee arrangements with our business partners:

•        business partners provide services in designated agile office spaces and are primarily responsible for operations and maintenance,

•        we provide utilities and ancillary services to support the services provided in the agile office spaces,

•        business partners pay fixed-fees per month/quarter/year for leasing our spaces and may enjoy a one-month complimentary trial operating period, and

•        our cooperation with business partners has one to two year terms.

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

Individual Services

By cooperating with over 700 business partners, we offer comprehensive individual services to improve the experience of our individual members and help them to achieve self-development. Such services include corporate secretarial, cafeteria, café, gyms, self-service supermarkets, vending machines, massage chairs, sleep pods, training and entertainment at agile office spaces.

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

From time to time, we also provide venture financing to companies that expand our service offerings and refine our ecosystem. We expect the wide coverage of services provided by our investees to enable us to keep satisfying the evolving needs of our members.

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

Community E-commerce

We analyze the preferences and behavior of our members and launched our community e-commerce initiative, U Product, in August 2019. We partner with emerging or established brands to conduct sales of high-quality products at favorable prices to our members and their social contacts by utilizing our physical spaces and online platform. We obtain favorable discounts from sellers because:

•        delivery of products occurs onsite within our spaces, which reduces delivery costs of the sellers,

•        orders are made on our online platform, which allows the sellers to pre-plan production to control costs and manage inventories, and

•        our community operating staff shares product information with members in our spaces and are rewarded when our members make purchases.

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

As of December 31, 2021, we had processed an aggregate of approximately 40,646 U Product orders with a gross market value of RMB96.16 million since we launched U Product in August 2019. As of the date of this annual report, most purchases are made through our WeChat mini program. The promotional interfaces of the U Product WeChat mini program aid the shopping experience on our platform, enabling dissemination of product information. Our members can easily share the WeChat mini program for U Product with their families, friends and other social contacts who may also be interested in buying products through our platform.

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

Technology

Technology is the core of our business, enabling us to operate our spaces with high efficiency and build an integrated platform to serve and empower our members online and offline. Our research and development team, consisting of more than 47 staff with extensive internet- and technology-industry backgrounds, focuses on optimizing our systems based on business development, data analytics and member feedback. We plan to invest in technology to refine our data analytics and technologies capabilities to improve our operating efficiency and drive monetization opportunities.

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

UDA System

UDA is our proprietary agile office space operating system. Our UDA system manages our assets, contracts, occupancy data, conference room data, member information and profiles and third-party resources. It is integrated with our customer relations management system (“CRM”), and financial reporting system. Our UDA system enables us to monitor our operations and occupancy on real-time basis and is highly scalable. It provides real-time insights into the performance of our business and provides support to our expansion under our asset-light model.

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

Smart Conferencing System

Our smart conferencing system, integrated with U Bazaar, manages the availability and booking of our conference rooms. Screen casting and video conferencing can be enabled through our smart conferencing system and allows members to have video conferences across departments, locations and cities without modifying their current network or having to pre-install software. As of December 31, 2021, approximately 70% conference rooms were equipped with smart conferencing systems.

Access Control System

Our artificial intelligence-powered access control system enables centralized management of access to our spaces. We use facial recognition technology to control access. Once members and visitors upload their pictures onto U Bazaar, our access control system allows members and visitors with proper authorization to enter our spaces.

We also use QR codes and Bluetooth-enabled access control technology to allow members and visitors to enter our spaces by using their mobile devices. As of December 31, 2021, over 50 of our agile office spaces were equipped with facial recognition access control, and cloud-based security system cover almost all of our agile office spaces.

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

As of December 31, 2021, we had registered one patent, 1,026 trademarks, 69 copyrights and 31 domain names in the PRC, which include the domain name of our main operating website (www.ucommune.com). As of the same date, we had registered three patents, 240 trademarks and four domain names outside of China.

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

Competition

We compete in an emerging and competitive industry for the following:

•        Locations:    The growth of our business depends on our ability to source suitable real estate for management under our self-operated model and asset-light model.

•        Members:    While the number of companies and individuals seeking agile office space solutions is growing, we compete to acquire new members and retaining existing members.

•        Business Partners:    Our ability to continue to attract and retain quality business partners and to obtain favorable pricing for our members from such business partners depends on our ability to grow our member base and effectively match our members’ needs with the services provided by our business partners.

•        Technology:    Technology drives the growth and operating efficiencies of our business. We need to develop better operating systems and more user-friendly apps to remain competitive.

•        Personnel:    Employees are our most valuable assets. We compete with our peer company to retain and recruit talented employees by providing competitive compensation and growth opportunities to our employees.

We believe that we are leading the competition in the agile office space industry on the basis of the above factors. However, some of our competitors may have more resources than we do, and may be able to devote greater resources than we can to expand their business and market shares. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We face vigorous competition. If we are not able to compete effectively with others, our business, financial condition and results of operations may be materially and adversely affected.”

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

Regulations Relating to Foreign Investment

Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, which was promulgated and is amended from time to time by MOFCOM and NDRC. In June 2017, MOFCOM and NDRC promulgated a revision of the Guidance Catalogue of Industries for Foreign Investment (the “Catalogue”), which became effective in July 2017. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category.

On December 27, 2021, MOFCOM and NDRC promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 Version) (the “Negative List”), effective on January 1, 2022. According to the Negative List, the proportion of foreign investment in a value-added telecommunications business (excluding e-commerce business, domestic multi-party communications, store-and-forward and call center) shall not exceed 50%.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in March 2022 and will become effective on May 1, 2022 (the “FITE Regulations”), unless otherwise promulgated, the ultimate foreign equity ownership in a value-added telecommunications services (“VATS”) provider may not exceed 50%.

In June 2015, MIIT issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business to amend the relevant provisions in the FITE Regulations, allowing foreign investors to own more than 50% of equity interest in a VATS provider that “conducts e-commerce” business. However, other requirements provided by the FITE Regulations (such as the track record and experience requirement for a major foreign investor) still apply, and foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of VATS.

Foreign Investment Law (2019)

The National People’s Congress adopted the Foreign Investment Law of the PRC (the “Foreign Investment Law”), on March 15, 2019, which came into effect on January 1, 2020 and replaced the existing laws governing foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the Company Law of PRC and the Partnership Enterprise Law of PRC.

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

On December 30, 2019, MOFCOM and the SAMR, jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

Regulations Relating to Leasing Properties

Pursuant to the Administration of Urban Real Estate Law of the PRC, which was promulgated by the SCNPC in July 1994 and most recently amended and came into effect in January 2020, a written lease contract shall be entered into between the lessor and the lessee for leasing a property. The contract shall include the terms and conditions such as the term, purpose and price of leasing and liability for maintenance and repair, as well as other rights and obligations of both parties. The contract shall be filed for registration and record with the real estate administration department.

The Administrative Measures for Commercial House Leasing were promulgated by Ministry of Housing and Urban-Rural Development in December 2010, and became effective in February 2011. These measures set out specific rules for commercial house leasing. Houses may not be leased in any of the following circumstances:

•        the house is an illegal structure;

•        the house fails to meet mandatory engineering construction standards with respect to safety and disaster preventions;

•        the house usage is changed in violation of applicable regulations; and

•        other circumstances prohibited by laws and regulations.

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

Regulations Relating to Fire Prevention

Fire Prevention Design Approval and Filing

The Fire Prevention Law of the PRC (the “Fire Prevention Law”), was adopted in April 1998 and was most recently amended in April 2021. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Emergency Management and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to national fire prevention technical standards.

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

According to the requirement of the Fire Prevention Law and Interim Provisions on the Administration of the Fire Protection Design Review and Final Inspection of Construction Projects (the “Interim Provisions”), which became effective in June 2020, the housing and urban-rural development authorities of the local government at or above the county level (the “fire protection design review and final inspection authorities”) shall undertake fire protection design review, fire protection final inspection and recordation and random inspection of construction projects within their respective administrative regions. For construction projects that satisfy certain criteria (the “special construction projects”), the construction institutions shall apply for fire prevention design review and approval.

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

Regulations Relating to Value-Added Telecommunication Services

In September 2000, the State Council issued the Telecommunications Regulations of PRC (the “Telecom Regulations”), which were amended in February 2016, as the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, telecommunications service providers must procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and VATSs.

A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic telecommunications services or VATS. In December 2015, MIIT released the Catalog of Telecommunication Business (2015 Version) (the “2015 Telecom Catalog”), effective in March 2016 and most recently amended in June 2019. Under the 2015 Telecom Catalog, both the online data processing and transaction processing business (i.e., operating e-commerce business) and information service business, continue to be categorized as VATSs. The information service business as defined under the 2015 Telecom Catalog includes information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services.

In March 2009, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit (the “Telecom Permit Measures,”) which became effective in April 2009 and were most recently amended in July 2017. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China: licenses for basic telecommunications services and licenses for VATS. The Telecom Permit Measures set forth the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

Under these regulations, a commercial operator of VATS must first obtain a VATS License from the MIIT or its provincial level counterparts. Otherwise, such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, closure of websites.

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services (the “Internet Measures”), which were most recently amended in January 2011. Under the Internet Measures, operators engage in commercial internet information services shall obtain a VATS License for internet information service (the “ICP License”), from the relevant government authorities before engaging in any commercial internet information services operations within China.

In addition to the Telecommunications Regulations and other regulations above, the apps are specially regulated by the Regulations for the Administration of Mobile Internet Applications Information Services (the “APP Provisions”), which were promulgated by the CAC in June 2016 and became effective in August 2016. Pursuant to the APP Provisions, the APP information service providers shall satisfy relevant qualifications required by laws and regulations, strictly carry out the information security management responsibilities and fulfill their obligations in various aspects relating to the real-name system, protection of users’ information and the examination and management of information content.

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

Regulations Relating to E-Commerce

In January 2014, SAIC, the predecessor of SAMR, adopted the Administrative Measures for Online Trading (the “Online Trading Measures”). The Online Trading Measures set forth requirements for anyone engaging in online trading and related services within China. Operators engaging in online commodity trading and related services shall undergo industrial and commercial registration in accordance with the law. When selling commodities or providing services to consumers, online commodity operators shall observe the Law on the Protection of Consumer Rights and Interests, the Product Quality Law and provisions of other laws, regulations and rules and shall not infringe on the consumers’ legitimate rights and interests.

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

The SCNPC enacted the E-Commerce Law of the PRC or the E-Commerce Law in August 2018, which became effective in January 2019. The E-commerce Law proposes a series of requirements on e-commerce operators including individuals and entities carrying out business online, e-commerce platform operators and merchants on the platform. For example, the operators shall respect and equally protect consumers’ legitimate rights and provide options to consumers without targeting their personal characteristics, and also requires e-commerce operators to clearly point out to consumers their tie-in sales in which additional services or products are added by merchants to a purchase, and not to assume consumers’ consent to such tie in sales by default. The e-commerce platform operators must establish a credit evaluation system and publicize the credit evaluation rules, and to provide consumers with ways to evaluate products sold or services provided within the platform.

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

Regulations Relating to Advertising Business

The SAMR is the primary governmental authority regulating advertising activities in China. Regulations that apply to the advertising business primarily include the Advertisement Law of the PRC (the “Advertisement Law”), promulgated by the SCNPC in October 1994 and most recently amended in April 2021, and the Administrative Regulations for Advertising (the “Advertising Regulations”), promulgated by the State Council in October 1987 and which has been effective since December 1987.

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

In July 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising (the “Interim Measures”), to regulate internet advertising activities. The Interim Measures, which became effective in September 2016, defining internet advertising as any commercial advertising that directly or indirectly promotes goods or services through websites, webpages, internet applications and other internet media in the forms of words, picture, audio, video or others, including promotion through emails, texts, images, video with embedded links and paid-for search results.

According to the Interim Measures, an internet advertisement must be identifiable and clearly identified as an “advertisement” to the consumers. Paid search advertisements are required to be clearly distinguished from natural search results. In addition, the following internet advertising activities are prohibited:

•        providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons;

•        using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or

•        using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others.

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

Regulations Relating to Internet Information Security and Privacy Protection

The MIIT issued the Several Provisions on Regulating the Market Order of Internet Information Services (the “Several Provisions”), in December 2011, which became effective in March 2012. Pursuant to the Several Provisions, internet information service providers may not collect any users’ personal information or provide any such information to third parties without the consent of the user.

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

The SCNPC has issued the Decision on Strengthening Internet Information Protection in December 2012. Pursuant to this decision, the State protects the electronic information that can identify the personal identity of citizens and that involves privacy of citizens. No organization or individual may obtain the personal electronic information of citizens by steal or other illegal means, nor sell or illegally provide certain information others. The Decision further set out the requirement for the internet service providers.

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

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015 which became effective November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of:

•        any dissemination of illegal information in large scale;

•        any severe effect due to the leakage of the client’s information;

•        any serious loss of criminal evidence; or

•        other severe situation.

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

The SCNPC promulgated the Cyber Security Law, which became effective in June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the Constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others.

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

Regulations Relating to Intellectual Property in the PRC

Trademark

Pursuant to the Trademark Law of the PRC (the “Trademark Law”), which was most recently amended in November 2019, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved.

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

Patents

Pursuant to the Patent Law of the PRC (the “Patent Law”), as most recently amended in June 2021, a patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications.

A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Copyright

Pursuant to the Copyright Law of the PRC (the “Copyright Law”), as most recently amended in June 2021, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law, shall constitute infringements of copyrights.

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

Regulations Relating to Tax in the PRC

Income Tax

The Enterprise Income Tax Law of the PRC (the “Enterprise Income Tax Law”), was promulgated in March 2007 and was most recently amended in December 2018. The Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects.

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

In April 2009, the Ministry of Finance (“MOF”), and SAT, jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business (“Circular 59”). In December 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“Circular 698”). Both Circular 59 and Circular 698 became effective retroactively as of January 2008.

In February 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises (“SAT Circular 24”), which became effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises (“SAT Circular 7”), to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698.

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

In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, (“SAT Circular 37”), which was amended in June 2018.

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

Regulations Relating to Labor Protection in the PRC

Labor Law and Labor Contract Law

According to the Labor Law of the PRC (the “Labor Law”), which was promulgated by the SCNPC in July 1994, became effective in January 1995, and was most recently amended in December 2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its employees, and shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards.

The Labor Contract Law of the PRC (the “Labor Contract Law”), which was promulgated by the SCNPC in June 2007, became effective in January 2008, and was most recently amended in December 2012, and the Implementation Regulations on Labor Contract Law, promulgated and effective in September 2008, regulate both employer and the employee and contain specific provisions involving the terms of the labor contract. Pursuant to the Labor Contract Law, employers shall establish employment relationships with employees on the date that they start employing employees.

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

Regulations Relating to Foreign Exchange

General Administration of Foreign Exchange

According to the Regulations on Foreign Exchange Administration of the PRC (Revised in 2008) which were promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and were last revised on August 5, 2008, RMB is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, payment of interests and dividends. Current account foreign exchange income may, in accordance with relevant provisions of the PRC, be retained or sold to any financial institution engaged in foreign exchange settlement and sales business. The conversion of RMB into other currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local branches.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies may repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by SAFE or its local branches. Pursuant to the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (“SAFE Circular No. 59”) which was promulgated on November 19, 2012, became effective on December 17, 2012 and was revised on May 4, 2015 and October 10, 2018, the approval is not required for the opening of an account entry in foreign exchange accounts under direct investment or for domestic transfer of the foreign exchange under direct investment.

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

In light of The Circular of the SAFE on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment (“SAFE Circular No. 13”), promulgated on February 13, 2015 and effective on June 1, 2015, to improve the efficiency on foreign exchange management, the SAFE has cancelled the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment. In addition, SAFE Circular No. 13 simplifies the procedure of registration of foreign exchange and investors shall register with banks to have the registration of foreign exchange under the condition of direct domestic investment and direct overseas investment.

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (“SAFE Circular No. 19”), which was promulgated on March 30, 2015 and became effective as of June 1, 2015, adopts the approach of discretional foreign exchange settlement. The discretionary settlement of the foreign exchange capital of foreign-invested enterprises refers to that the settlement of foreign exchange capital in the capital accounts of foreign-funded enterprises that have been subject to the confirmation of cash capital contribution at foreign exchange authorities (or the entry registration of cash contribution at banks) may be handled at banks based on the enterprises’ actual requirements for business operation.

The proportion of discretional settlement of foreign exchange capital of foreign-funded enterprises is temporarily determined as 100%. SAFE may, based on the international balance of payments, adjust the aforesaid proportion at appropriate times.

The Notice of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (“SAFE Circular 16”), was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency into RMB on discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital, foreign debts and repatriated funds raised through overseas listing) on a discretionary basis, which applies to all enterprises registered in China.

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

Regulations in Relation to Offshore Investment

Pursuant to the Circular on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (“Circular No. 37”), which was promulgated by SAFE and became effective on July 4, 2014, a domestic resident shall, before contributing the domestic and overseas lawful assets or interests to a special purpose vehicle, apply to the foreign exchange office for foreign exchange registration of overseas investments.

In addition, in the event of any change of basic information of the overseas special purpose vehicle such as the individual shareholder, name or operation term, or if there is a capital increase, decrease, equity transfer or swap, merge, spin-off or other amendment of the material items, the domestic resident shall complete the modification of foreign exchange registration procedures for offshore investment. Upon the completion of the overseas financing, the special purpose vehicle shall comply with the related provisions on Chinese foreign investment and foreign debt administration if the capital financed is repatriated for use within the territory of China. Failure to comply with the registration procedures as set out in SAFE Circular 37 may result in penalties.

The SAFE Circular No. 13 has further revised Circular No. 37 by requiring domestic residents to register with qualified banks rather than SAFE or its local counterparts in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Regulations Relating to Dividend Distributions

The principal regulations governing distribution of dividends of wholly foreign-owned enterprises, include the PRC Company Law, the Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law. Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, FIEs in the

PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulations Relating to Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company (“Circular 7”), issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company and complete certain other procedures.

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

Regulations Relating to Mergers and Acquisitions and Overseas Listing

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006, and were amended on June 22, 2009. The M&A Rules require that if an overseas company established or controlled by PRC companies or individuals (“PRC Citizens”), intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to MOFCOM for approval. For a detailed description of the risks associated with the M&A Rules, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions”.

On December 24, 2021, the State Council published the draft Administrative Provisions on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Administrative Provisions”), and the CSRC published the draft Measures for Record-filings of the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Administrative Measures”), for public comment. Pursuant to the Administrative Provisions, domestic enterprises that (i) offer shares, depository receipts, convertible notes or other equity securities overseas, or (ii) list securities on an overseas stock exchange, must complete record-filing procedures and report the relevant information to the CSRC. The CSRC shall determine the record-filing method.

Pursuant to the Administrative Measures, domestic enterprises that directly or indirectly offer or list securities on an overseas stock exchange shall file with the CSRC within three business days after submitting their initial public offering and/or listing application documents. Issuers already listed on an overseas stock exchange which offer securities to be listed on an overseas stock exchange shall file with the CSRC within three business days after the completion of such offering, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Although we believe that PRC government approval is not required for our offering of securities, PRC government authorities could reach a different conclusion. In addition, similar rules could restrict or require additional approvals for public offerings, including offerings of our ordinary shares and the issuance of our ordinary shares upon exercise of the warrants, or for maintaining our status as a publicly listed company outside China.”

C.     Organizational Structure

The following chart shows our corporate structure as of the date of this annual report, including our principal subsidiaries and the VIEs. The Nasdaq-listed entity is the Parent, Ucommune International Ltd, and the public shareholders are purchasing the equity interests of the Parent. The VIEs and our principal subsidiaries are the operating entities.

Maodq Limited
FAIR VISION GROUP LIMITED
Astro Angel Limited
AMBITIOUS WORLD LIMITED
Other holders, each holds less than 5% individually
Public holders
5.22%
4.37%
1.642%
6.150%
24.77%
57.85%
Ucommune International Ltd. (Cayman Islands)
100%
Ucommune Group Holdings Limited (Cayman Islands)
100%
Melo Inc. (Delaware)
100%
100%
Ucommune Group Holdings (Hong Kong) Limited
Melo Hongkong Limited
100%
Offshore Operating Companies
Off Shore
On Shore
100%
100%
Ucommune (Beijing) Technology Co., Ltd.("Ucommune Technology") WFOE
Beijing Melo Technology Co., Ltd. ("Beijing Melo")
Contratual Arrangements
Contratual Arrangements
Angela Bai
Bin Zhao
Beijing Longxi Real Estate Development Co. LTD
Cooperative Space (Tianjin) Office Service Co., Ltd
Tianjin Zhenge Tianfeng Investment Center (Limited Partnership)
Liang Chen
Beijing Sequoia Xinyuan Equity Investment Center (Limited Partnership)
Co-creation (Tianjin) Office Service Co., Ltd
Jinwang Zhou
Other holders, each owns less than 3% of the equity interests individually (1)
Nan Shi
Guohang Wang
Zhuji Shangde Heli Investment Partnership (Limited partnership)
Ningbo Meishan Bonded Port Area Bozhong Shangdong Investment Center (Limited Partnership)
Yadong Xingchen Venture Capital Co., Ltd
You Liang
26.099%
7.785%
4.828%
3.915%
3.516%
3.358%
3.327%
3.312%
3.198%
40.662%
100%
66.72%
12%
8.62%
8%
4.66%
Contratual Arrangements
Ucommune (Beijing) Venture Investment Co., Ltd.("Ucommune Venture"), a VIE(2)
Beijing Ubazaar Technology Co., Ltd. ("Beijing U Bazaar"), a VIE(3)
Beijing Weixue Tianxia Education Technology Co., Ltd. ("Weixue Tianxia"), a VIE (4)
100%
100%
Na Liu
Xiaodong Chen
Yuxuan Li
Beijing Zerone Management & Consulting Company Ltd. ("Beijing Zerone")
Guangdong wanhe Green Technology Co., Ltd. ("Wanhe")
5%
10%
25%
60%
Beijing Kuanneng Technology Co., Ltd. ("Kuanneng")

Notes:

____________

(1)      As of the date of this annual report, other holders which own less than 3% of the equity interests individually includes the following: Zhuhai Qianyi Hongtong Investment Fund (Limited Partnership) holds 2.430%, Beijing Pusi Investment Co., Ltd holds 2.352%, Zhuhai iKang Jiahua Asset Management Partnership (Limited Partnership) holds 2.243%, Wuxi Zhongrong Rongyouchuangxiang Investment Enterprise (Limited Partnership) holds 2.176%, Beijing Zhongkai Investment & Development Co., Ltd holds 2.146%, Xiamen Ruizhiye Equity Investment Co., Ltd holds 2.112%, Ningbo Enterprise One Investment Management Partnership (Limited Partnership) holds 2.057%, Juyuan Xincheng (Tianjin) Commercial Management Partnership (Limited Partnership) holds 2.032%, Beijing Gongqing Success Enterprise Management Center (Limited Partnership) holds 1.983%, Beijing Yirun Chuangyin Investment Center (Limited Partnership) holds 1.946%, Beijing Yintai Land Commercial Co., Ltd holds 1.865%, Yongzhou Ruru Culture Technology Co., Ltd holds 1.612%, Shenzhen Yiwenda Investment Management Consulting Co., Ltd holds 1.447%, Beijing Hongtai Jinyi Management Consulting Co., Ltd holds 1.430%, Peizhi Wang holds 1.273%, Jiangxi Fusen Information Technology Co., Ltd holds 1.257%, Zhiyong Zhao holds 1.129%, Xinjiang Xinzhongshuo Marketing Co., Ltd holds 1.022%, Beijing Silk Road Cloud and Investment Center (Limited Partnership) holds 0.700%, Shanghai Yongbai Lian investment management co., LTD holds 0.678%, Ping Wang holds 0.667%, Jun Qin holds 0.662%, Jiahui Gan holds 0.659%, Shandong Guohui Investment Co., Ltd holds 0.499%, Shanghai Gopher Rongze Investment Center (Limited Partnership) holds 0.487%, Innovation Factory (Beijing) Enterprise Management Co., Ltd holds 0.487%, Xinyu Guanda Architectural Design Consulting Co., Ltd holds 0.479%, Zhuangkun He holds 0.471%, Lhasa Songhe Incubator Management Co., Ltd holds 0.423%, Jiaxing Chuanghe Huijin Equity Investment Partnership (Limited Partnership) holds 0.379%, Tianjin Ruihe Technology Co., Ltd holds 0.352%, Min Jiang holds 0.347%, Feifei Yi holds 0.328%, Chao Dai holds 0.243%, Kaifeng Cultural Tourism Investment Group Co., Ltd holds 0.203%, and Sichuan Xinwen Investment Co., Ltd holds 0.085%.

(2)      Ucommune Venture, a VIE, is an entity in which the company’s operations are conducted. Ucommune Venture and Ucommune Technology, the WFOE, entered into a series of contractual arrangements.

(3)      Beijing U Bazaar, a VIE, is an entity in which the company’s operations are conducted. Beijing U Bazaar and Ucommune Technology, the WFOE, entered into a series of contractual arrangements.

(4)      Weixue Tianxia, a VIE, is an entity in which the company’s operations are conducted. Weixue Tianxia and Beijing Melo, the WFOE, entered into a series of contractual arrangements.

The Parent is not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries and through contractual arrangements with VIEs based in China, and this structure involves unique risks to investors. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and investors may never hold equity interests in the Chinese operating companies. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in VATSs, and certain other businesses. We currently conduct our VATS business through Beijing U Bazaar, including value-added online services for our members. We also plan to engage in VATS businesses and other business which may subject to foreign investment restrictions through Ucommune Venture and/or Weixue Tianxia in the future. The VIE structure would afford us greater flexibility in expanding our business scope and implementing our business strategies in compliance with PRC laws and regulations in the future as our business expands. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. If the PRC government deems that our contractual arrangements with the consolidated VIEs domiciled in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In addition, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed on us by the PRC government. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of the Parent, our subsidiaries or the VIEs by the PRC government to transfer cash. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.”

Contractual Arrangements with the VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in VATSs and certain other businesses. We are a company incorporated in the Cayman Islands. We currently conduct our VATS business through Beijing U Bazaar, including value-added online services for our members. We also plan to engage in VATS businesses and other business which may subject to foreign investment restrictions through Ucommune Venture and/or Weixue Tianxia in the future.

The Parent and our subsidiaries operate our business mainly through the VIEs in the PRC, based on a series of contractual arrangements. As of December 31, 2019, 2020 and 2021, the consolidated VIEs and their subsidiaries accounted for an aggregate of 95.6%, 88.5% and 92.0%, respectively, of our consolidated total assets and 92.7%, 94.3% and 106.2%, respectively, of our consolidated total liabilities. In 2019, 2020 and 2021, the consolidated VIEs and their subsidiaries accounted for an aggregate of 98.3%, 96.5% and 97.2%, respectively, of our consolidated total net revenue. See our consolidated financial statements and the related notes included elsewhere in this annual report.

The following is a summary of the contractual arrangements by and among Ucommune Technology, Ucommune Venture and the shareholders of Ucommune Venture, the contractual arrangements by and among Ucommune Technology, Beijing U Bazaar and the shareholder of Beijing U Bazaar, and the contractual arrangements by and among Beijing Melo, Weixue Tianxia and the shareholders of Weixue Tianxia. For the complete text of these contractual arrangements, see the copies filed or incorporated by reference as exhibits to the annual report filed with the SEC.

These contractual arrangements enable the Parent to:

•        receive the economic benefits that could potentially be significant to the consolidated VIEs in consideration for the services provided by our subsidiaries;

•        be the primary beneficiary of contractual arrangements with the consolidated VIEs; and

•        hold an exclusive option to purchase all or part of the equity interests and an exclusive option to purchase all or part of the assets in the consolidated VIEs when and to the extent permitted by PRC law.

As a result of these contractual arrangements, the Parent is considered the primary beneficiary of the VIEs and consolidate their operating results in our financial statements under U.S. GAAP.

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

According to our PRC counsel, if the agreements that establish the structure for operating our VATS business and related business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operating such business. For a description of the risks related to these contractual arrangements and our corporate structure, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.”

Agreements Relating to Ucommune Venture and Beijing U Bazaar

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement dated July 5, 2019, Ucommune Technology has agreed to provide the following services (among others) to Ucommune Venture:

•        the provision of technical support and marketing services, including, but not limited to consultancy, collection and research of information thereof, support and training for employees, services related to customers and order management;

•        the provision of services related to the transfer, leasing and disposal of equipment or assets;

•        the development, maintenance and updates of computer system, hardware and database;

•        the licensing of software legally owned by Ucommune Technology; and

•        the development of application software and related updates and operational support.

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

We have completed the registration of equity pledge of Ucommune Venture and Beijing U Bazaar with the relevant offices of the SAMR (formerly, the SAIC).

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

Exclusive Technology Consulting and Service Agreement

Under the exclusive technology consulting and service agreement dated January 30, 2019, Beijing Melo has agreed to provide, including without limitation, the following services to Weixue Tianxia:

•        the provision of comprehensive resolutions of information technology as required by the operations of Weixue Tianxia;

•        the development of computer software and technical support and maintenance for computer software operation;

•        training of IT related personnel and collect IT information; and

•        any other technology and consulting services required by Weixue Tianxia.

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

In addition to our leased agile office spaces and offices, as of December 31, 2021, we had self-owned properties in China with an aggregate area of approximately 249,000 m2. We primarily use these properties for our agile office spaces.

ITEM 4A.   UNRESOLVED STAFF COMMENTS

None.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In this Item, “we,” “us,” “ our company,” “ our” or “Ucommune” refers to Ucommune International Ltd, a Cayman Islands company, its subsidiaries and the consolidated VIEs. The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This annual report contains forward-looking statements. See “Forward-Looking Information.” Our actual results may differ materially from those anticipated in these forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information — D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.     Operating Results

Overview

Our brand is the most recognized agile office space brand in China according to Frost & Sullivan. We operate the largest agile office space community in China in terms of the number of agile office spaces, aggregate managed area and number of cities covered in China as of December 31, 2019, according to Frost & Sullivan. We had 273 agile office spaces across 65 cities as of December 31, 2021.

As of the same date, we had 220 spaces in operation, providing approximately 62,580 workstations to our members and we also had 53 spaces under construction or preparation for construction. As of December 31, 2021, we had three spaces operated by our associates across three cities in Greater China and New York. As of December 31, 2021, we had approximately 1,176,970 members, including approximately 1,141,780 individuals and 35,180 enterprises, ranging from large enterprises to SMEs.

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

As of December 31, 2021, we had 165 spaces under the asset-light model with managed area of approximately 622,815 m2, representing 72% of the aggregate managed area of approximately 865,150 m2 of all spaces. In 2021, we launched 40 new spaces under our asset-light model with managed area of approximately 271,355 m2, representing a 32% increase and a 77% increase in the number and managed area of new spaces under our asset-light model in 2020. In 2019, 2020 and 2021, we generated operating profit from the subsidiary that operates agile office spaces under our asset-light model. We intend to focus on expanding our asset-light business as one of our major growth drivers.

Cooperating with over 700 business partners, we provide a comprehensive suite of U Plus services, including individual services, such as catering, fitness, healthcare, training and entertainment; general corporate services, such as corporate secretary, human resources, legal, finance, IT support and tax services; incubation and corporate venturing services; design and build services; advertising and branding services; and services to further energize our community.

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

The COVID-19 outbreak has materially adversely affected our financial condition and results of operation. Net revenue in 2020 decreased partially due to the temporary closure of our spaces during the break and we experienced difficulty in collection of receivables, which resulted in additional allowance for doubtful accounts or impairment loss. The COVID-19 outbreak has resulted in, and may intensify global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be reasonably estimated at this time. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.”

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

Our results of operations and financial condition are also subject to changes in the regulatory regime governing China’s agile office space industry, as well as the U Plus services we provide. The PRC government regulates various aspects of our operations, such as leasing, design and build and the operation of office spaces and online advertising and branding content. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.”

Our results of operations and financial condition also depend on a number of company-specific factors, including the factors discussed below.

Our Ability to Refine our Agile office Space Network

Given that the majority of our net revenue is from workspace membership, our net revenue growth depends primarily on our ability to refine our agile office space network and expand our community. Since the launch of our first agile office space in September 2015, we have expanded our operations across 35 cities primarily through our self-operating model. We derive substantially all of our net revenue from operations within Greater China.

We have developed an asset-light model by providing landlords with our design and build and operation capabilities. Our asset-light model has two categories, i.e., U Brand and U Partner. Under U Brand, we primarily receive management fees from landlords. Under U Partner, we primarily share revenue with landlords.

We operate agile office spaces under our asset-light model through one subsidiary. In 2019, 2020 and 2021, the net revenue and operating profit of this subsidiary were relatively insignificant to us. However, the subsidiary generated operating profit while we incurred overall loss from operations.

We plan to refine our agile office space network by exploring growth under the asset-light model and pursuing targeted expansion. Our spaces under the asset-light model increased from 47 as of December 31, 2019 to 125 as of December 31, 2020 and further increase to 165 as of December 31, 2021. We also plan to enhance our leading position by expanding across tier-1 and new tier-1 cities in China and into overseas markets.

With the expansion of our agile office space network, our business may be exposed to additional risks. For example, our impairment loss on property and equipment and right-of-use assets was RMB29.7 million (US$4.7 million) in 2021, as compared to RMB8.1 million in 2020, primarily associated with the spaces where carrying value is not expected to be fully recoverable.

The changes in impairment loss on long-lived assets and long-term prepaid expenses are affected by various factors, primarily including our spaces in operation and the new operating risks and challenges associated with our expansion into existing markets and new markets, and therefore are subject to fluctuations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — Our expansion into new regions, markets and business areas may pose increased risks.” However, we believe that we can improve the performance of our spaces in operation leveraging on our management capabilities and our experience of expanding into new markets.

Our Ability to Manage Costs and Expenses Effectively

Our ability to manage our costs and expenses effectively is critical to the success of our business. We have benefited from the use of technologies and the standardization of our processes and achieved economies of scale as we have developed a core competency in the efficient sourcing, design and build, and operation of our spaces. Building on our operating capabilities, we have also developed an asset-light model, which can free up a large amount of capital investments to build out and launch new spaces. Our cost of revenue (excluding impairment loss) as a percentage of our net revenue decreased from 2019 to 2020 and further decreased in 2021.

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

Growth in Our Member Base and Pricing of Our Agile Office Space Services

We generate most of our net revenue from providing various agile office space solutions to our members from whom we collect monthly rent in the form of membership service fees in accordance with membership service contracts or office workstation rental fees in accordance with office workstation rental contracts. The key contract terms and services provided under both membership service contracts and office workstation rental contracts are identical. Therefore, our results of operations are directly affected by the growth in our member base and the pricing of our agile office space services. The number of individual members using workstations decreased from approximately 58,100 as of December 31, 2019 to approximately 44,050 as of December 31, 2020, and increased to approximately 44,580 as of December 31, 2021.

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

Development of U Plus Services

We derive revenue from U Plus services in cooperation with our business partners and investees. As of December 31, 2021, we had over 700 business partners. Our member base has grown rapidly, increasing from approximately 715,600 as of December 31, 2019 to approximately 1,044,700 as of December 31, 2020 and further to approximately 1,176,970 as of December 31, 2021. As our business grows, we have opportunities to provide more services and build a vibrant community serving wider group of members beyond the physical spaces.

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

Net Revenue

The following table sets forth a breakdown of our net revenue, in absolute amounts and as percentages of total net revenue, for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenue
Workspace membership revenue	557,994	47.8	422,984	48.2	376,642	59,103	35.6
Marketing and branding services revenue	534,826	45.8	317,461	36.2	463,475	72,729	43.8
Other services revenue	74,538	6.4	136,692	15.6	217,391	34,113	20.6
Total net revenue	1,167,358	100.0	877,137	100.0	1,057,508	165,945	100.0

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue (excluding impairment loss)
Workspace membership	814,002	59.4	557,102	57.5	508,121	79,735	44.8
Marketing and branding services	485,473	35.5	297,893	30.8	444,717	69,786	39.2
Other services	69,917	5.1	113,074	11.7	181,222	28,438	16.0
Total cost of revenue (excluding impairment loss)	1,369,392	100.0	968,069	100.0	1,134,060	177,959	100.0

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue (excluding impairment loss) for workspace membership
Lease expenses	490,068	60.2	345,072	61.9	260,318	40,850	51.2
Employee compensation and benefits	42,051	5.2	38,398	6.9	75,853	11,903	14.9
Depreciation and amortization	105,761	13.0	70,412	12.6	67,653	10,616	13.3
Other workspace operating costs	176,122	21.6	103,220	18.6	104,297	16,366	20.6
Total cost of revenue (excluding impairment loss) for workspace membership	814,002	100.0	557,102	100.0	508,121	79,735	100.0

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

Impairment Loss on Long-lived Assets and long-term prepaid expenses

Our impairment loss on long-lived assets and long-term prepaid expenses was recognized whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset and long-term prepaid expenses may no longer be recoverable.

Impairment loss on goodwill

Our impairment loss on goodwill was recognized whenever the carrying amount of a reporting unit exceeds its fair value.

Pre-opening Expenses

Our pre-opening expenses consist primarily of lease expenses incurred before an agile office space open for operations.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of (i) marketing and promotion expenses, (ii) compensation for our sales and marketing personnel and (iii) share-based compensation expense.

General and Administrative Expenses

Our general and administrative expenses consist primarily of (i) compensation for our management and administrative personnel, (ii) expenses in connection with our operation and financing supporting functions such as legal and human resources, (iii) share-based compensation expense, and (iv) other administrative expenses.

Remeasurement Gain of Previously Held Equity Interests in Connection with Step Acquisitions

Remeasurement gain of previously held equity interests in connection with step acquisitions was recognized in relation to the business acquisition achieved in stages in which the initial investments we made were re-measured to fair value.

Change in fair value of warrant liability

Warrants classified as liabilities are initially recorded at fair value with gains and losses arising from changes in fair value recognized in the consolidated statements of operations during the period in which such instruments are outstanding.

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

Impairment Loss on Long-term Investments

Our impairment loss on long-term investments was recognized when the investees’ operating performances indicate that the carrying value of the investment is no longer recoverable.

Gain on Disposal of Long-term Investments

Our gain on disposal of long-term investments was generated from the disposal of equity investment in 2020.

Loss on Disposal of Subsidiaries

Our loss on disposal of subsidiaries was generated from the disposal of several subsidiaries.

Taxation

Cayman Islands

Ucommune International Ltd and Ucommune Group Holdings are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Ucommune International Limited, our subsidiary incorporated in the British Virgin Islands, is not subject to income tax in the British Virgin Islands.

Hong Kong

Ucommune HK, our subsidiary incorporated in Hong Kong, is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first two million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the combined and consolidated financial statements it had no assessable income for the years ended December 31, 2019, 2020 and 2021.

Singapore

Ucommune Singapore Pte. Ltd., our subsidiary incorporated in Singapore, is subject to Singapore corporate income taxes at the rate of 17% for the years ended December 31, 2019, 2020 and 2021.

United States

Ucommune N.Y. Corp. is incorporated in the U.S. and is subject to the U.S. federal income taxes. According to U.S. tax reform, a flat corporate income tax rate of 21% was effective beginning in 2018.

With effective from January 1, 2018, the tax act introduced a provision to tax global intangible low-taxed income, or GILTI. The Parent will account for future tax liability arising from GILTI, if any, as a period cost.

As a result of the tax act, the Parent has evaluated whether it has an additional tax liability from the GILTI inclusion on current earnings and profits of its foreign controlled corporations. The law also provides that corporate taxpayers may benefit from a 50% reduction in the GILTI inclusion, which effectively reduces the tax rate on the foreign income to 10.5%. The GILTI inclusion further provides for a foreign tax credit in connection with the foreign taxes paid. As of December 31, 2020, the Parent does not have any aggregated positive tested income; and as such, did not record a liability for GILTI tax.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law (the “PRC EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

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

According to Caishui [2019] No. 13 and Caishui [2021] No.12, small and low-profit enterprises shall meet three conditions for enjoying preferential tax conditions, including (i) annual taxable income of no more than RMB3 million; (ii) no more than 300 employees, and (iii) total assets of no more than RMB50 million. Small, low-profit enterprises whose annual taxable income is no more than RMB1 million are subject to the preferential income tax rate of 2.5% (only 12.5% of such taxable income shall be subject to enterprise income tax at a tax rate of 20%). Small, low-profit enterprises whose annual taxable income exceed RMB1 million but no more than RMB3 million are subject to the preferential income tax rate of 10% (only 50% of such taxable income shall be subject to enterprise income tax at a tax rate of 20%). According to Caishui [2022] No.13, which became effective on January 1, 2022, small, low-profit enterprises whose annual taxable income exceed RMB1 million but no more than RMB3 million are subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprise income tax at a tax rate of 20%).

The Parent, as our Cayman Islands holding company, may receive dividends from Ucommune Group Holdings, our another Cayman Islands holding company wholly owned by the Parent. Ucommune Group Holdings may receive dividends from our PRC subsidiaries through Ucommune HK. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise.

Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“SAT Circular 81”), a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply for the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends.

In October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers Enjoying Treaties Benefits (“Announcement 35”), which became effective on January 1, 2020. Announcement 35 provides that nonresident enterprises do not need to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

Accordingly, Ucommune HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and Announcement 35, if the relevant tax authorities believe that the primary purpose of our transactions or arrangements is to enjoy a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding companies in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, we would be subject to enterprise income tax on our worldwide income at a rate of 25%. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable PRC tax consequences to us and our non-PRC shareholders.”

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Combined and Consolidated Statements of Operation Data:
Net revenue
Workspace membership revenue	557,994	47.8	422,984	48.2	376,642	59,103	35.6
Marketing and branding services revenue	534,826	45.8	317,461	36.2	463,475	72,729	43.8
Other services revenue	74,538	6.4	136,692	15.6	217,391	34,113	20.6
Total net revenue	1,167,358	100.0	877,137	100.0	1,057,508	165,945	100.0
Cost of revenue (excluding impairment loss):
Workspace membership	(814,002)	(69.7)	(557,102)	(63.5)	(508,121)	(79,735)	(48.0)
Marketing and branding services	(485,473)	(41.6)	(297,893)	(34.0)	(444,717)	(69,786)	(42.1)
Other services	(69,917)	(6.0)	(113,074)	(12.9)	(181,222)	(28,438)	(17.1)
Total cost of revenue (excluding impairment loss)	(1,369,392)	(117.3)	(968,069)	(110.4)	(1,134,060)	(177,959)	(107.2)
Impairment loss on long-lived assets and long-term prepaid expenses	(52,030)	(4.5)	(36,505)	(4.2)	(114,485)	(17,965)	(10.8)
Impairment loss on goodwill	—	—	—	—	(1,504,525)	(236,093)	(142.3)
Pre-opening expenses	(15,124)	(1.3)	—	—	—	—	—
Sales and marketing expenses	(75,841)	(6.5)	(47,061)	(5.4)	(61,670)	(9,677)	(5.8)
General and administrative expenses	(181,582)	(15.6)	(320,202)	(36.5)	(376,417)	(59,068)	(35.6)
Remeasurement gain of previously held equity interests in connection with step acquisitions	386	0.0	—	—	—	—	—
Change in fair value of warrant liability	—	—	—	—	6,837	1,073	0.6
Change in fair value of liabilities to be settled in shares	(179,475)	(15.4)	—	—	—	—	—
Loss from operations	(705,700)	(60.5)	(494,700)	(56.4)	(2,126,812)	(333,744)	(201.1)
Interest expense, net	(10,402)	(0.9)	(12,863)	(1.5)	(3,262)	(512)	(0.3)
Subsidy income	16,782	1.4	13,931	1.6	7,352	1,154	0.6
Impairment loss on long-term investments	(37,453)	(3.2)	(10,060)	(1.1)	(1,371)	(215)	(0.1)
Gain on disposal of long-term investments	—	—	8,561	1.0	—	—	—
Loss on disposal of subsidiaries	—	—	(39,703)	(4.5)	(14,978)	(2,350)	(1.4)
Other (expense)/income, net	(63,480)	(5.4)	30,393	3.5	(19,260)	(3,022)	(1.8)
Loss before income taxes and loss from equity method investments	(800,253)	(68.6)	(504,441)	(57.5)	(2,158,331)	(338,689)	(204.1)
Provision for income taxes	(4,872)	(0.4)	(2,864)	(0.3)	(4,479)	(703)	(0.4)
Loss from Equity method investments	(1,548)	(0.1)	(639)	(0.1)	(27)	(4)	—
Net loss	(806,673)	(69.1)	(507,944)	(57.9)	(2,162,837)	(339,396)	(204.5)
Less: net loss attributable to non-controlling interests	(15,523)	(1.3)	(19,452)	(2.2)	(166,424)	(26,116)	(15.7)
Net loss attributable to Ucommune International Ltd,	(791,150)	(67.8)	(488,492)	(55.7)	(1,996,413)	(313,280)	(188.8)
Net loss per share attributable to ordinary shareholders of Ucommune international Ltd.
– Basic and diluted	(316.00)	N/A	(149.98)	N/A	(462.88)	(72.64)	N/A
Weighted average shares used in calculating net loss per share
– Basic and diluted	2,503,708	N/A	3,257,088	N/A	4,313,064	4,313,064	N/A

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenue

Our total net revenue increased by 20.6% to RMB1,057.5 million (US$165.9 million) in 2021 from RMB877.1 million in 2020. Revenues from our asset-light model increased by 183.8% to RMB66.7 million (US$10.5 million) in 2021 from RMB23.5 million in 2020.

Workspace Membership Services Revenues

Our workspace membership services revenues decreased by 11.0% to RMB376.6 million (US$59.1 million) in 2021 from RMB423.0 million in 2020, mainly due to the closure of unprofitable spaces in operation and the contraction of our self-operated coworking space services resulting from our transformation to an asset-light model.

Marketing and Branding Services Revenues

Our marketing and branding services revenues increased by 46.0% to RMB 463.5 million (US$72.7 million) in 2021 from RMB317.5 million in 2020, primarily due to increased demand for advertising and marketing services as customer demand fully recovered to pre-epidemic levels.

Other Services Revenues

Our other services revenues increased by 59.0% to RMB217.4 million (US$34.1 million) in 2021 from RMB136.7 million in 2020, primarily due to increased net revenue in our interior design and construction services from an acquisition and increased revenue in SaaS services.

Cost of Revenue (excluding Impairment Loss)

Our total cost of revenue (excluding impairment loss) increased by 17.1% to RMB1,134.1 million (US$178.0 million) in 2021 from RMB968.1 million in 2020. Cost of revenue from our asset-light model increased by 297.9% to RMB56.5 million (US$8.9 million) in 2021 from RMB14.2 million in 2020, which was in line with the increase in revenues from our asset-light model businesses.

Workspace Membership

Our costs of workspace membership decreased by 8.8% to RMB508.1 million (US$79.7 million) in 2021 from RMB557.1 million in 2020, mainly due to decreased operating costs related to leases and staff, partially offset by the increase in employee compensation and benefits (including share-based compensation), amounting to RMB33.2 million. Our cost of revenue (excluding impairment loss) for workspace membership accounted for 63.5% and 48.0% of our total net revenue in 2020 and 2021, respectively.

Marketing and Branding Services

Our costs of marketing and branding services increased by 49.3% to RMB444.7 million (US$69.8 million) in 2021 from RMB297.9 million in 2020, mainly due to increased advertising costs, which was in line with the increase in advertising revenue. Our cost of revenue (excluding impairment loss) for marketing and branding services accounted for 34.0% and 42.1% of our total net revenue in 2020 and 2021, respectively.

Other Services

Our costs of other services increased by 60.3% to RMB181.2 million (US$28.4 million) in 2021 from RMB113.1 million in 2020, mainly due to increased costs related to interior design and construction services and SaaS services. Our cost of revenue (excluding impairment loss) for other services accounted for 12.9% and 17.1% of our total net revenue in 2020 and 2021, respectively.

Impairment Loss on Long-lived Assets and long-term prepaid expenses

Our impairment loss on long-lived assets and long-term prepaid expenses increased by 213.6% to RMB114.5 million (US$18.0 million) in 2021 from RMB36.5 million in 2020, primarily due to the increase in impairment costs for spaces where the carrying value is not expected to be fully recoverable.

Impairment Loss on goodwill

Our impairment loss on goodwill was RMB1,504.5 million (US$236.1 million) in 2021 from nil in 2020, primarily due to the carrying amount of the three reporting units exceeding their respective fair values as our business was adversely affected by COVID-19.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 31.0% to RMB61.7 million (US$9.7 million) in 2021 from RMB47.1 million in 2020, mainly due to the increase in share-based compensation expenses. Our sales and marketing expenses accounted for 5.4% and 5.8% of our total net revenue in 2020 and 2021, respectively.

General and Administrative Expenses

Our general and administrative expenses increased by 17.6% to RMB376.4 million (US$59.1 million) in 2021 from RMB320.2 million in 2020, mainly due to an increase in professional service fees, and directors’ and officers’ liability insurance fees associated with our public listing. Our general and administrative expenses accounted for 36.5% and 35.6% of our total net revenue in 2020 and 2021, respectively.

Change in fair value of warrant liability

We had a change in fair value of warrant liability of RMB6.8 million (US$1.1 million) in 2021, primarily attributable to the fair value change of warrants issued on February 2, 2021 in connection with our underwritten public offering.

Loss from operations

As a result of the foregoing, our loss from operations was RMB2,126.8 million (US$333.7 million) in 2021, as compared to RMB494.7 million in 2020.

Interest Expense, net

Our interest expense, net was RMB3.3 million (US$0.5 million) in 2021, as compared to RMB12.9 million in 2020. We generated interest income from our bank balances and short-term investments and incurred interest expense on our convertible bonds, bank loans and other borrowings. The decrease in interest expense, net in 2021 was primarily due to a decrease in long-term borrowings in 2021.

Subsidy Income

Our subsidy income was subsidies granted by local governments to support the development and operation of agile office spaces. Our subsidy income was RMB7.4 million (US$1.2 million) in 2021, as compared to RMB13.9 million in 2020.

Impairment Loss on Long-term investments

Impairment loss on long-term investments was RMB1.4 million (US$215 thousand) in 2021, as compared to RMB10.1 million in 2020.

Loss on Disposal of Subsidiaries

Loss on disposal of subsidiaries was RMB15.0 million (US$2.4 million) and RMB39.7 million in 2021 and 2020 respectively, primarily attributable to losses from the disposal of several subsidiaries in 2021 and 2020.

Other (Expense) Income, Net

We had other expense, net, of RMB19.3 million (US$3.0 million) in 2021, as compared with other income, net of RMB30.4 million in 2020, mainly due to the penalty resulting from breach of service agreement and estimated contingent loss from legal proceedings in the fourth quarter of 2021.

Provision for Income Taxes

We had provision for income taxes of RMB4.5 million (US$0.7 million) and RMB2.9 million in 2021 and 2020, respectively.

Loss from Equity Method Investments

We had loss from equity method investments of RMB27 thousand (US$4 thousand) and RMB0.6 million in 2021 and 2020 respectively, primarily attributable to losses recorded in connection with our investees in 2021 and 2020.

Net Loss

As a result of the foregoing, our net loss increased by 325.8% to RMB2,162.8 million (US$339.4 million) in 2021 from RMB507.9 million in 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenue

Our net revenue decreased by 24.9% from RMB1,167.4 million in 2019 to RMB877.1 million in 2020.

Workspace Membership Revenue

Our workspace membership net revenue decreased by 24.2% from RMB558.0 million in 2019 to RMB423.0 million in 2020, primarily due to our decreased occupancy rate from 79% as of December 31, 2019 to 77% as of December 31, 2020 and temporary closures of spaces, mainly caused by the effects of the COVID-19 outbreak.

The decrease in our workspace membership net revenue was partially offset by net revenue of RMB8.8 million generated under U Partner in 2020, compared to RMB0.6 in 2019. Our workspace membership net revenue accounted for 47.8% and 48.2% of our total net revenue in 2019 and 2020, respectively.

Marketing and Branding Services Revenue

Our marketing and branding services net revenue decreased by 40.6% from RMB534.8 million in 2019 to RMB317.5 million in 2020, primarily due to the reduction in customers’ budgets for advertising and marketing services as a result of COVID-19. Our marketing and branding services net revenue accounted for 45.8% and 36.2% of our total net revenue in 2019 and 2020, respectively.

Other Services Revenue

Our other services net revenue increased by 83.4% from RMB74.5 million in 2019 to RMB136.7 million in 2020, primarily due to increased net revenue from our interior design and construction services and SaaS services. Our other services net revenue accounted for 6.4% and 15.6% of our total net revenue in 2019 and 2020, respectively.

Cost of Revenue (excluding Impairment Loss)

Our cost of revenue (excluding impairment loss) decreased by 29.3% from RMB1,369.4 in 2019 to RMB968.1 million in 2020.

Workspace Membership

Our cost of revenue (excluding impairment loss) for workspace membership decreased by 31.6% from RMB814.0 million in 2019 to RMB557.1 million in 2020, primarily due to decreased operating costs related to leases, as well as the reduction in costs related to property services and staff. Our cost of revenue (excluding impairment loss) for workspace membership accounted for 69.7% and 63.5% of our total net revenue in 2019 and 2020, respectively.

Marketing and Branding Services

Our cost of revenue (excluding impairment loss) for marketing and branding services decreased by 38.6% from RMB485.5 million in 2019 to RMB297.9 million in 2020, primarily attributable to decreased costs for advertising distribution and content design, which was in line with the decrease in our revenue from marketing and branding services. Our cost of revenue (excluding impairment loss) for marketing and branding services accounted for 41.6% and 34.0% of our total net revenue in 2019 and 2020, respectively.

Other Services

Our cost of revenue (excluding impairment loss) for other services increased by 61.7% from RMB69.9 million in 2019 to RMB113.1 million in 2020, which was in line with increased revenue from our interior design and construction services and SaaS services. Our cost of revenue (excluding impairment loss) for other services accounted for 6.0% and 12.9% of our total net revenue in 2019 and 2020, respectively.

Impairment Loss on Long-lived Assets and long-term prepaid expenses

Our impairment loss on long-lived assets and long-term prepaid expenses was RMB36.5 million in 2020, compared to RMB52.0 million in 2019. We evaluate the recoverability of long-lived assets and long-term prepaid expenses including right-of-use assets, leasehold improvements, property and equipment with finite lives and long-term prepaid expenses by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition whenever any events or changes in circumstances occur, such as a significant adverse change to market conditions that will impact the future use of the assets. The impairment loss on long-lived assets and long-term prepaid expenses incurred was primarily due to some spaces and other assets, whose carrying value we expected would not be recoverable, during our expansion in that period.

Pre-opening Expenses

Our pre-opening expenses were nil in 2020, as compared to RMB15.1 million in 2019, primarily due to a gradual shift in our workspace strategy from a self-managed approach to an asset-light management approach, under which we did not incur any pre-opening expenses.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 37.9% from RMB75.8 million in 2019 to RMB47.1 million in 2020, mainly due to decreased compensation for our sales and marketing personnel and the decrease in marketing and promotion expenses in response to the COVID-19 outbreak, partially offset by the increase in share-based compensation expenses. Our sales and marketing expenses accounted for 6.5% and 5.4% of our total net revenue in 2019 and 2020, respectively.

General and Administrative Expenses

Our general and administrative expenses increased by 76.3% from RMB181.6 million in 2019 to RMB320.2 million in 2020, mainly due to increased share-based compensation expenses, partially offset by the decreased professional consulting fees and staff costs, as we optimized our staff structure and reduced our general and administrative personnel to increase operational efficiency. Our general and administrative expenses accounted for 15.6% and 36.5% of our total net revenue in 2019 and 2020, respectively.

Change in Fair Value of Liabilities to be Settled in Shares

Our change in fair value of liabilities to be settled in shares was nil in 2020, compared to a loss of RMB179.5 million in 2019. Our change in fair value of liabilities to be settled in 2019 reflected the increase in the fair value of our equity interests during the period.

Loss from Operations

As a result of the foregoing, our loss from operations was RMB494.7 million in 2020, as compared to RMB705.7 million in 2019.

Interest Expense, net

Our interest expense, net was RMB12.9 million in 2020, compared to RMB10.4 million in 2019. We generated interest income from our bank balances, short-term investments and loan receivables and incurred interest expense on our convertible bonds, bank loans and other borrowings. The increase in interest expense, net in 2020 was primarily due to a decrease in interest income because of the maturity of certain short-term investments we made in 2019.

Subsidy Income

Our subsidy income was subsidies granted by local governments to support the development and operation of agile office spaces. Our subsidy income was RMB13.9 million in 2020, as compared to RMB16.8 million in 2019.

Impairment Loss on Long-term investments

Impairment loss on long-term investments was RMB10.1 million in 2020, as compared to RMB37.5 million in 2019. The decrease was primarily related to the impairment of our investment in an agile workspace services provider in 2019.

Loss on Disposal of Subsidiaries

Loss on disposal of subsidiaries was RMB39.7 million in 2020, primarily attributable to losses from the disposal of several subsidiaries in 2020. Loss on disposal of subsidiaries was nil in 2019.

Other Income/(Expense), Net

Our other income, net, was RMB30.4 million in 2020, as compared our other expense, net of RMB63.5 million in 2019, primarily attributable to (i) penalties associated with land that we made idle in 2019, which did not occur in 2020, and (ii) expense reversals from terminated lease contract in advance as a result of voluntary office space closures as part of our business transformation.

Provision for Income Taxes

We had a provision for income taxes of RMB2.9 million in 2020 and RMB4.9 million in 2019, primarily related to income taxes incurred by certain companies we acquired in the second half of 2018.

Loss from Equity Method Investments

We had loss from equity method investments of RMB0.6 million in 2020, and RMB1.5 million in 2019, primarily due to a decrease in losses recorded in connection with our investees in 2020.

Net Loss

As a result of the foregoing, our net loss was RMB507.9 million in 2020 as compared to RMB806.7 million in 2019.

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

EBITDA represents net loss before interest expense, net, provision for income taxes, depreciation of property and equipment and amortization of intangible assets.

Adjusted EBITDA represents net loss before (i) interest expense, net, other expense/(income), net, provision for income taxes and loss on disposal of subsidiaries and (ii) certain non-cash expenses, consisting of share-based compensation expense, impairment loss on long-term investments, impairment loss on long-lived assets and long-term prepaid expenses, impairment loss on goodwill, depreciation of property and equipment, amortization of intangible assets, change in fair value of warrant liability and change in fair value of liabilities to be settled in shares, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted net loss represents net loss before share-based compensation expense, impairment loss on long-lived assets and long-term prepaid expenses, impairment loss on goodwill, impairment loss on long-term investments, change in fair value of warrant liability, change in fair value of liabilities to be settled in shares and loss on disposal of subsidiaries.

The following table sets forth a reconciliation of net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(806,673)	(507,944)	(2,162,837)	(339,396)
Interest expense, net	10,402	12,863	3,262	512
Provision for income taxes	4,872	2,864	4,479	703
Depreciation of property and equipment	108,303	76,353	71,697	11,251
Amortization of intangible assets	10,803	11,202	10,154	1,593
EBITDA (non-GAAP)	(672,293)	(404,662)	(2,073,245)	(325,337)
Share-based compensation expense	—	202,333	249,317	39,123
Impairment loss on long-lived assets and long-term prepaid expenses	52,030	36,505	114,485	17,965
Impairment loss on goodwill			1,504,525	236,093
Change in fair value of liabilities to be settled in shares	179,475	—	—	—
Change in fair value of warrant liability			(6,837)	(1,073)
Impairment loss on long-term investments	37,453	10,060	1,371	215
Loss on disposal of subsidiaries	—	39,703	14,978	2,350
Other expense/(income), net	63,480	(30,393)	19,260	3,022
Adjusted EBITDA (non-GAAP)	(339,855)	(146,454)	(176,146)	(27,642)

The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(806,673)	(507,944)	(2,162,837)	(339,396)
Share-based compensation expense	—	202,333	249,317	39,123
Impairment loss on long-lived assets and long-term prepaid expenses	52,030	36,505	114,485	17,965
Impairment loss on goodwill	—	—	1,504,525	236,093
Change in fair value of liabilities to be settled in shares	179,475	—	—	—
Change in fair value of warrant liability		—	(6,837)	(1,073)
Impairment loss on long-term investments	37,453	10,060	1,371	215
Loss on disposal of subsidiaries	—	39,703	14,978	2,350
Adjusted net loss (non-GAAP)	(537,715)	(219,343)	(284,998)	(44,723)

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our combined and consolidated financial statements.

Inflation

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

B.     Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash from capital contributions by our shareholders, short-term/long-term borrowings and capital market financings. As of December 31, 2019, 2020 and 2021, we had RMB175.8 million, RMB348.1 million and RMB165.8 million (US$26.0 million), respectively, in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash at bank and on hand and are primarily denominated in Renminbi, US dollars and Hong Kong dollars.

Historically, we have not been profitable nor generated positive net cash flows. In 2019, 2020 and 2021, we incurred losses from operations of RMB705.7 million, RMB494.7 million and RMB2,126.8 million (US$333.7 million), respectively and generated negative cash flows from operating activities of RMB223.4 million, RMB27.6 million and RMB199.1 million (US$31.2 million) respectively. In addition, as of December 31, 2021, we had short-term borrowings of RMB47.8 million (US$7.5 million), current portion of long-term borrowings of RMB15.1 million (US$2.4 million), working capital deficit (defined as total current assets deducted by total current liabilities) of RMB454.0 million (US$71.2 million) and an accumulated deficit of RMB4,237.6 million (US$665.0 million), respectively. In addition, as of December 31, 2021, we had unused credit line of RMB45.1 million (US$7.1 million).

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

In December, 2021, we negotiated a loan extension with Xiamen International Bank, Beijing Branch. As of March 31, 2022, we had drawn down RMB45.0 million which had an interest rate of 6.8% per annum with a maturity date between June and July 2022.

In January 2022, we closed a private placement for the offering of a $3,000,000 principal amount 8% senior convertible debenture, a warrant to purchase 3,750,000 Class A ordinary shares of the Company, at an exercise price of US$4.05 per Ordinary Share (187,500 Class A ordinary shares at an exercise price of US$81.00 if retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022), a warrant to purchase 18,750,000 Class A ordinary shares, at an exercise price of US$1.00 per ordinary share (937,500 Class A ordinary shares at an exercise price of US$20.00 if retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022), and a warrant to purchase 18,750,000 Class A ordinary shares, at an exercise price of US$4.05 per ordinary share (937,500 Class A ordinary shares at an exercise price of US$81.00 if retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022). The net proceeds to the Company from the offering were approximately US$2.6 million.

We have incurred recurring operating losses since our inception, including net losses of RMB806.7 million, RMB507.9 million and RMB2,162.8 million for the years ended December 31, 2019, 2020 and 2021, respectively. The COVID-19 pandemic negatively impacted our business operations in 2020 and 2021 and has continued to impact our financial position, results of operations and cash flows. These conditions raise substantial doubt about our ability to continue as a going concern.

Historically, we have relied principally on both operational sources of cash and non-operational sources of financing from investors to fund our operations and business development. Our ability to continue as a going concern is dependent on management’s ability to successfully execute our business plan which includes continued business transition from an asset-heavy model to an asset-light model to improve profitability, continued exploration of new business opportunities that have synergies with our core business, collect long term receivables, control operating costs and optimize operational efficiency to improve our cash flow from operations. We also plan to raise additional capital, including among others, obtaining debt financing, to support our future operations.

We continue to explore opportunities to grow our business. However, we have not yet achieved a business scale able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and we expect that operating losses and negative cash flows from operations will continue for the foreseeable future. If we are unable to grow our business to achieve economies of scale in the future, it will become even more difficult for us to sustain a sufficient source of cash to cover our operating costs. There can be no assurance, however, that we will be able to obtain additional financing on terms acceptable to us, in a timely manner, or at all. In the event that financing sources are not available, or that we are unsuccessful in increasing our gross profit margin, collecting long term receivables and reducing operating losses, we may be unable to implement our current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on our business, financial condition and results of operations and materially adversely affect our ability to continue as a going concern.

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

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

If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We require significant capital to fund our operations and growth. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may suffer.”

As a holding company with no material operations of its own, the Parent operates its businesses in the PRC through our PRC subsidiaries and the consolidated VIEs in China. Under PRC laws and regulations, the Parent may provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may only provide Renminbi funding to the consolidated VIEs through entrusted loans. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially adversely affect our liquidity and our ability to fund and expand our business.” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds — Use of Proceeds.”

The ability of our PRC subsidiaries to make dividends or other cash payments to their shareholders, which are our subsidiaries incorporated in Hong Kong and indirectly wholly-owned by the Parent, is subject to restrictions under PRC laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable PRC tax consequences to us and our non-PRC shareholders.”

The following table presents our selected combined and consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(223,357)	(27,644)	(199,120)	(31,245)
Net cash provided by/(used in) investing activities	7,424	(39,258)	(59,083)	(9,272)
Net cash provided by financing activities	104,379	289,576	78,894	12,379
Effects of exchange rate changes	(51)	(18,185)	(4,986)	(783)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(111,605)	204,489	(184,295)	(28,921)
Cash, cash equivalents and restricted cash – beginning of the year	307,906	196,301	400,790	62,893
Cash, cash equivalents and restricted cash – end of the year	196,301	400,790	216,495	33,972

Operating Activities

Net cash used in operating activities in 2021 was RMB199.1 million (US$31.2 million). The difference between net loss of RMB2,162.8 million (US$339.4 million) and the net cash used by operating activities was mainly due to (i) share-based compensation of RMB249.3 million (US$39.1 million), (ii) amortization of right-of-use assets of RMB113.3 million (US$17.8 million) primarily associated with right-of-use of our spaces, (iii) depreciation of property and equipment of RMB71.7 million (US$11.3 million), and (iv) impairment loss on goodwill of RMB1,504.5 million (US$236.1 million), partially offset by a decrease in lease liabilities of RMB149.4 million (US$23.5 million).

Net cash used in operating activities in 2020 was RMB27.6 million. The difference between net loss of RMB507.9 million and the net cash used by operating activities was mainly due to (i) share-based compensation of RMB202.3 million, (ii) amortization of right-of-use assets of RMB159.7 million primarily associated with right-of-use of our spaces, and (iii) loss on disposal of property and equipment of RMB138.8 million, partially offset by a decrease in lease liabilities of RMB229.6 million. We have tightened requirements on rent collection to avoid incurring bad debt during the COVID-19 period. We have also implemented stricter budget control to lower unnecessary expenses and advances.

Net cash used in operating activities in 2019 was RMB223.4 million. The difference between net loss of RMB806.7 million and the net cash used in operating activities was mainly due to (i) amortization of our ROU assets of RMB289.0 million primarily associated with right-of-use of our spaces, (ii) change in fair value of liabilities to be settled in shares of RMB179.5 million reflecting the increase in fair value of our Company in 2019, and (iii) depreciation of property and equipment of RMB108.3 million.

Investing Activities

Net cash used in investing activities in 2021 was RMB59.1 million (US$9.3 million), primarily attributable to (i) purchase of property, plant and equipment of RMB42.8 million (US$6.7 million), (ii) purchase of short-term investments of RMB365.9 million (US$57.4 million), (iii) payment for long-term investment of RMB15.1 million (US$2.4 million), and (iv) investment of cash in trust account of RMB19.0 million (US$3.0 million), partially offset by (i) settlement of short-term investments of RMB345.3 million (US$54.2 million) and (ii) cash received from settlement of term deposit of RMB47.7 million (US$7.5 million).

Net cash used in investing activities in 2020 was RMB39.3 million, primarily attributable to (i) purchase of property, plant and equipment of RMB95.4 million, (ii) purchase of term deposits of RMB41.0 million, and (iii) purchase of short-term investments of RMB25.0 million, partially offset by (i) settlement of short-term investments of RMB57.0 million and (ii) cash received from disposal of subsidiary of RMB50.0 million.

Net cash provided by investing activities in 2019 was RMB7.4 million, primarily attributable to (i) settlement of short-term investments of RMB317.2 million, and (ii) loans collected from third parties of RMB190.0 million, partially offset by (i) purchase of short-term investments of RMB321.9 million, and (ii) purchase of property and equipment of RMB173.6 million.

Financing Activities

Net cash provided by financing activities in 2021 was RMB78.9 million (US$12.4 million), primarily attributable to proceeds of RMB111.6 million (US$17.5 million) from the financing in connection with our underwritten public offering consummated in February 2021 and loans received from third parties of RMB51.0 million (US$8.0 million), partially offset by loan repayment to third parties of RMB75.0 million (US$11.8 million).

Net cash provided by financing activities in 2020 was RMB289.6 million, primarily attributable to (i) proceeds of RMB371.4 million from equity financings provided by PIPE investors, (ii) loans received from third parties of RMB97.0 million, and (iii) reverse recapitalization of RMB35.9 million, partially offset by loan repayment to third parties of RMB160.2 million and repayment of convertible bonds of RMB65.3 million.

Net cash provided by financing activities in 2019 was RMB104.4 million, primarily attributable to (i) loan received from third parties of RMB120.2 million, and (ii) cash received from issuing convertible bonds of RMB69.8 million, partially offset by loans repaid to third parties of RMB73.7 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of property and equipment and purchase of intangible assets. Our capital expenditures were RMB173.6 million, RMB95.4 million and RMB42.8 million (US$6.7 million) for 2019, 2020 and 2021, respectively. We have no significant outstanding commitments for capital expenditures as of December 31, 2021. We intend to fund our future capital expenditures with our existing cash balance and proceeds from securities offerings.

Holding Company Structure

Ucommune International Ltd, the Parent, is our ultimate Cayman Islands holding company with no material operations of its own. The Parent operates its business through our subsidiaries and the consolidated VIEs. As a result, the Parent’s ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our PRC subsidiaries are permitted to pay dividends to their shareholders, which are our subsidiaries incorporated in Hong Kong and indirectly wholly-owned by the Parent, only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC (“PRC GAAP”). In accordance with PRC company laws, the consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of the consolidated VIEs.

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

Cash may be transferred within our organization in the following manner: (i) the Parent may transfer funds to our subsidiaries, including our PRC subsidiaries, by way of capital contributions or loans; (ii) the Parent and our subsidiaries may provide loans to the VIEs and vice versa; (iii) funds may be transferred from the VIEs to the WFOEs, as service fees for services contemplated by the VIE agreements; and (iv) our subsidiaries, including the WFOEs, may make dividends or other distributions to the Parent. Because the Parent is the primary beneficiary of the VIEs through contractual arrangements, neither the Parent nor our subsidiaries are able to make direct capital contributions to the VIEs or their respective subsidiaries, and the VIEs are not able to make dividends or other distributions to the Parent. See “Item 3. Key Information — A. Selected Financial Data — Selected Condensed Combined and Consolidated Financial Statement Information of Parent, the VIEs, the WFOEs, the HK Subsidiaries and other Subsidiaries”

Since January 1, 2018, cash has been transferred through the organization in terms of loans; there have been no other transfers, dividends or distributions made to date between the Parent as the holding company, its subsidiaries and the consolidated VIEs, or to investors; and there have been no other cash flows and transfers of other assets by type that have occurred between the Parent as the holding company, its subsidiaries, and the consolidated VIEs. As of the date of this annual report, none of our subsidiaries had distributed any dividends or made any other distributions to the Parent. As of the same date, the Parent had not distributed any dividends or made any other distributions to U.S. investors. See “Item 3. Key Information — A. Selected Financial Data — Selected Condensed Combined and Consolidated Financial Statement Information of Parent, the VIEs, the WFOEs, the HK Subsidiaries and other Subsidiaries — Inter-group balances due from VIEs/Subsidiaries — Intercompany loan lent.” We do not intend to distribute earnings or settle amounts owed under the VIE agreements.

As an offshore holding company, the Parent is permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our onshore entities (i.e. our PRC subsidiaries and VIE entities), we are required to make filings about details of the loans with the SAFE in accordance with relevant PRC laws and regulations. Our PRC subsidiaries and VIE entities that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. In August 2020, Ucommune Venture entered into a loan agreement with Ucommune HK, under which Ucommune HK agreed to provide loans of up to a total of US$60 million to Ucommune Venture and Ucommune Venture could drawdown the loans in multiple tranches (up to an aggregate of US$60 million) within three years from the date of the first drawdown. Thereafter, both parties entered into two supplement agreements in January 2021 and March 2021. As of the date of this annual report, Ucommune HK has provided a total of US$41 million in loans to Ucommune Venture, of which US$4 million have been repaid, under such loan agreements since the completion of our Business Combination in November 2020, using proceeds from the Parent’s previous PIPE financing and follow-on offerings. Such loans were included in intercompany loans, and disclosed as roll-forwards of the investment in subsidiaries and VIEs. See “Item 3. Key Information — A. Selected Financial Data — Selected Condensed Combined and Consolidated Financial Statement Information of Parent, the VIEs, the WFOEs, the HK Subsidiaries and other Subsidiaries — Inter-group balances due from VIEs/Subsidiaries — Intercompany loan lent.”

We are subject to restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors. Under PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and our ability to transfer cash between our PRC subsidiaries and us, across borders, and to investors and affect the value of your investment.”

We have established stringent controls and procedures for cash flows within our organization based on internal cash management policies. Each transfer of cash among the Parent, our subsidiaries and the VIEs is subject to internal approval. To effect a cash transfer, a number of steps are needed, including but not limited to the issuance of payment receipt, logging into the online banking system and completing its verification process, inspection of the invoice, and payment execution.

Only the finance department is authorized to make cash transfers. Within the finance department, the roles of payment approval, payment execution, record keeping, and auditing are segregated to minimize risk.

Our PRC subsidiaries may pay dividends to their shareholders, which are our subsidiaries incorporated in Hong Kong and indirectly wholly-owned by the Parent, out of their retained earnings. As of the date of this annual report, none of our subsidiaries had distributed any dividends or made any other distributions to Ucommune International Ltd or Ucommune Group Holdings. As of the same date, we had not distributed any dividends or made any other distributions to U.S. investors. We are subject to restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries and/or consolidated VIEs, to the Parent and U.S. investors as well as our ability to settle amounts owed under the VIE agreements. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. PRC regulations permit a PRC subsidiary to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and the VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.”

Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrusted loans from our PRC subsidiaries to the consolidated VIEs or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our combined and consolidated financial statements against the consolidated affiliated entity’s share capital.

Change in Registered Independent Public Accounting Firm

In connection with a proposed initial public offering of Ucommune Group Holdings, Ucommune Group Holdings previously engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), to audit its combined and consolidated financial statements for the fiscal years ended December 31, 2017 and 2018. The proposed initial public offering of Ucommune Group Holdings was subsequently put on hold, and Ucommune Group Holdings’ engagement with Deloitte was terminated effective on June 1, 2020. Ucommune Group Holdings withdrew its initial public offering documents on August 6, 2020.

In connection with the Business Combination, Ucommune Group Holdings engaged Marcum Bernstein & Pinchuk LLP, effective on June 2, 2020 as Ucommune Group Holdings’ independent registered public accounting firm to audit its combined and consolidated financial statements for the two fiscal years ended December 31, 2018 and 2019.

The change of Ucommune Group Holdings’ independent registered public accounting firm had been approved by the board of directors of Ucommune Group Holdings (the “Ucommune Group Holdings Board”), and the decision was not made due to any disagreements between Ucommune Group Holdings and Deloitte.

The reports of Deloitte on Ucommune Group Holdings’ combined and consolidated financial statements for the fiscal years ended December 31, 2017 and 2018 previously filed with the SEC did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

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

Ucommune Group Holdings provided a copy of this disclosure to Deloitte and requested that Deloitte furnish Ucommune Group Holdings with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Deloitte, dated August 19, 2020, addressed to the SEC regarding the disclosure herein under the heading “Change in Registered Independent Public Accounting Firm” (which was previously disclosed in the Form F-4 of Ucommune International Ltd dated August 18, 2020) is filed as Exhibit 15.2 to this annual report.

Prior to Marcum Bernstein & Pinchuk LLP’s engagement, neither Ucommune Group Holdings nor anyone on its behalf consulted Marcum Bernstein & Pinchuk LLP regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Ucommune Group Holdings’ financial statements, and neither a written report nor oral advice was provided to Ucommune Group Holdings by Marcum Bernstein & Pinchuk LLP that Marcum Bernstein & Pinchuk LLP concluded was an important factor considered by Ucommune Group Holdings in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

C.     Research and Development, Patents and Licenses

See “Item 4. Information on the Company — B. Business Overview — Technology” and “— Intellectual Property.”

D.     Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.     Critical Accounting Estimates

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

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our combined and consolidated financial statements are described below, which should be read in conjunction with our combined and consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider:

•        our selection of critical accounting policies,

•        the judgments and other uncertainties affecting the application of such policies,

•        the sensitivity of reported results to changes in conditions and assumptions.

Our critical accounting policies and practices include the following: (i) impairment of right-of-use assets and other long-lived assets; (ii) lease; (iii) revenue recognition; (iv) business combination; (v) goodwill and (vi) share-based compensation. See Note 2 — Significant Accounting Policies to our combined and consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Impairment of Right-of-use Assets and Other Long-lived Assets

We review our right-of-use assets (“ROU assets”), and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors we consider to be important which could trigger an impairment review primarily include:

•        significant underperformance relative to projected operating results;

•        significant changes in the overall business strategy;

•        significant adverse changes in legal or business environment; and

•        significant competition, unfavorable industry trends, or economic outlook.

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

Lease

We early adopted ASC Topic 842 — Leases, or ASC 842, on January 1, 2017 on a modified retrospective basis. In connection with the adoption of ASC 842, we made an accounting policy election for all lease related asset classes, to account for the lease and non-lease components as a single lease component. We have also made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to our overall lease portfolio. Payments related to those leases continue to be recognized in the combined and consolidated statement of operations on a straight-line basis over the lease term.

From the Perspective of Lessee

We lease properties for our collaborative workspaces and other locations. At the commencement of each lease, management determines the classification as an operating or finance lease. In 2019, 2020 and 2021, we did not enter into any finance lease. For leases that qualify as operating leases, we recognize the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession. The date of initial possession is generally when we enter the leased premises and begins to make improvements in preparation for its intended use.

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

Revenue Recognition

Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which we expect to be entitled in exchange for those goods or services. We follow the five steps approach for revenue recognition under Topic 606:

•        identify the contract(s) with a customer,

•        identify the performance obligations in the contract,

•        determine the transaction price,

•        allocate the transaction price to the performance obligations in the contract, and

•        recognize revenue when (or as) we satisfy a performance obligation.

The primary sources of our revenues are as follows:

Workspace Membership Revenue

Workspace membership revenue is recognized under ASC 842. See “— Lease — From the Perspective of Lessor.”

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

Design and construction revenue is generated from two companies acquired in 2018 and one subsidiary acquired in 2021. Design revenue is recognized over time based on the basis of direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract. Construction revenue is recognized over time based on a percentage of contract costs incurred to date compared to the total estimated contract cost.

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

We have determined that we have three reporting units within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, we adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. We evaluated the recoverability of goodwill by performing a qualitative assessment before using the quantitative impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, we determined that it is more-likely-than-not that the fair value of three, three and three reporting units are less than its carrying amount as of December 31, 2019, 2020 and 2021.

Therefore, we performed a quantitative assessment using the discounted cash flow method and taking into account the market capitalization when determining the fair value of each reporting unit. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of each reporting unit; (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operations and the uncertainty inherent in the Group’s internally developed forecasts; and (d) the EBITDA multiples used in the market approach fair value method. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

Based on the results of our annual goodwill impairment assessment, nil, nil and RMB1,504.5 million (US$236.1 million) impairment loss on goodwill for the years ended December 31, 2019, 2020 and 2021 as the fair value of the reporting units are in excess of their carrying value.

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

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

In this Item, “we”, “us” or “our” refers to Ucommune International Ltd, the Parent.

A.     Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Daqing Mao	53	Chairman of the Board of Directors
Xin Guan	40	Chief Executive Officer, Chief Operating Officer
Siyuan Wang	36	Chief Financial Officer
Cheong Kwok Mun	54	Director
Zhimo Zhao	40	Director
Jian Zhang	46	Independent Director
Jinghong Xu	58	Independent Director
Xianhao Gu	40	Independent Director
Binchao Xu	44	Chief Technology Officer
Zhenfei Wu	44	Chief Marketing Officer
Jianghai Shen	37	Chief Product Designer
Zirui Wang	31	Chief Risk Officer

Daqing Mao is our founder and has served as our director since December 2020. Mr. Mao has served as the chairman of our Board of Directors since June 2021. Since March 2021, Mr. Mao has also served as a director of UK Wisdom Limited, and we own an 85% equity interest of Ucommune Talent Limited, the sponsor of UK Wisdom Limited. Prior to founding our company, Dr. Mao served as the executive vice president of China Vanke Co., Ltd. (HKEX: 2202) from 2009 to 2015 and the chief executive officer of Vanke Company Limited Beijing Region from 2015 to 2016. Prior to that, Dr. Mao served as the Bohai-Rim region general manager of CapitaLand China Holdings Pte Ltd (Beijing) from 2002 to 2009, and was the chief representative of The Ascott Limited (Beijing) from 2000 to 2002, was a resident architect and project manager at Somerset Holding’s Limited from 1996 to 1999, was a senior designer at Nikken Sekkei International from 1994 to 1996, and was a senior planner at Thailand’s Saha Group from 1992 to 1993. Dr. Mao is also the founder and chairman of 5Lmeet, a lifestyle innovation company based in Beijing. He is a Chartered Architect in China and serves as visiting professor in multiple universities and an expert consultant of the Beijing Municipal People’s Government. Dr. Mao received his bachelor’s degree in architecture from Southeast University in 1991 and his Ph.D. degree in management science and engineering from Tongji University in 2002. He also completed his post-doctoral program in regional economics at Peking University in 2006.

Xin Guan has served as our chief executive officer since June 2021 and our chief operating officer since November 2020. Before joining us in 2016, she was in charge of systematic construction at Taikang Community from 2014 to 2016. She also served as vice president for the medium-level brand chain at Plateno Group from 2012 to 2014. Ms. Guan obtained her bachelor’s degree in mathematics with a dual degree in business administration from University of Waterloo in 2004.

Siyuan Wang has served as our chief financial officer since June 2021. Mr. Wang joined us in November 2018 and has served as our financial controller. Since March 2021, Mr. Wang has also served as the chief financial officer of UK Wisdom Limited, and we own an 85% equity interest of Ucommune Talent Limited, the sponsor of UK Wisdom Limited. Prior to joining us, Mr. Wang worked in the audit and assurance function at Deloitte Touche Tohmatsu LLC, Chicago office, from 2012 to 2018. Mr. Wang has a strong background in accounting and finance and is familiar with U.S. GAAP and financial reporting. He graduated from the University of Idaho in 2009 with a Bachelor of Science in Accounting and Finance, and received a Master of Science in Accounting from Michigan State University in 2012. Mr. Wang has been an American Institute of Certified Public Accountant (AICPA) since September 2014.

Cheong Kwok Mun has served as our director since November 2020. From November 2020 to June 2021, Mr. Cheong also served as the chairman of our Board of Directors and chief financial officer. Prior to joining us in 2019, he was an independent consultant specializing in real estate advisory services. He previously served as the Asian regional head of capital raising and client relations at Corestate Capital Group from 2015 to 2017. Before that, he had worked at CapitaLand Limited (SGX: C31) for 11 years, during which he served as the managing director of Raffles City China Fund from 2008 to 2010 and as vice president of investor relations and capital partners at the headquarters in Singapore from 2009 to 2015. Mr. Cheong received his bachelor’s degree in economics from the University of Western Australia in 1993.

Zhimo Zhao has served as our director since November 2020. Mr. Zhao is in charge of our investor relations. Mr. Zhao served as chief marketing officer and chief representative for East Asia region at Eurofr Environment Tech. Ltd. Mr. Zhao received his master’s degree in management from the Australian National University in 2013.

Jian Zhang has served as our independent director since November 2020. Ms. Zhang has served as independent director of Shenzhen Sinexcel Electric Co., Ltd. (SZSE: 300693) from 2015 to 2021, and served as independent director of NetPosa Technologies Ltd. (SZSE: 300367) from 2016 to 2020. Ms. Zhang worked at TCL group from 2007 to 2014, in charge of financial matters. Ms. Zhang also had nine years of professional auditing experience at Ernst & Young from 1998 to 2007. Ms. Zhang received her EMBA degree from China Europe International Business School in 2013 and her bachelor’s degree in accounting from Beijing Wuzi University in 1997. In November 2020, the CSRC imposed a penalty of RMB50,000 on Ms. Zhang because NetPosa Technologies failed to disclose certain guarantee arrangements and material contracts in annual reports when Mr. Zhang acted as a director of NetPosa Technologies.

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

Binchao Xu has served as our chief technology officer since November 2020. Prior to joining us in 2015, Mr. Xu served as general manager of the product center of Hi Sun Technology (China) Limited (HKEX: 0818) from 2009 to 2013, and manager of the product division of Ninetowns Internet Technology Group Co., Ltd from 2004 to 2007. Mr. Xu received his bachelor’s degree in computer science and application from Lanzhou University in 2003.

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

Jianghai Shen has served as our chief product designer since November 2020. Prior to joining us in 2018, Mr. Shen founded Beijing Daguan Architectural Design Consulting Co., Ltd. in 2016, which we acquired in 2018. Prior to that, he served as design manager at Sino-Ocean Group Holding Limited (HKEX: 3377) from 2015 to 2016, as architectural design manager at China Vanke Co., Ltd. (HKEX: 2202) from 2012 to 2015, and as architect at Zaha Hadid Architects from 2010 to 2011. Mr. Shen received his master’s degree in architecture design from University of Westminster in 2010 and his bachelor’s degree in architecture from Hebei University of Technology in 2009.

Zirui Wang has served as our chief risk officer since June 2021. Mr. Wang joined us in July 2016 and has served as our risk officer of our risk control department, legal director and legal manager of our legal department. Mr. Wang received his master`s degree in law from Beijing Normal University in July 2016. Mr. Wang has maintained a legal professional qualification certificate since March 2015.

B.     Compensation

For the fiscal year ended December 31, 2021, we paid an aggregate of RMB9.51 million (US$1.49 million) in cash to our directors and executive officers. For share incentive grants to our directors and executive officers, see “— Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

2019 Plan

We adopted the 2019 Plan on August 22, 2019, to attract and retain exceptionally qualified personnel and to encourage them to acquire a proprietary interest in our growth and performance. The 2019 Plan provides for the issuance of up to an aggregate of 15,028,567 of our ordinary shares (751,429 ordinary shares if retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022). As of date of this annual report, options to purchase an aggregate number of 14,399,363 ordinary shares (719,969 ordinary shares if retroactively adjusted to reflect the 20-to-1 Share Consolidation) are outstanding under the 2019 Plan.

The options granted under the 2019 Plan have been completely assumed and replaced by the options under the 2020 Plan. One option granted under the 2019 Plan was assumed and replaced by 0.478333 option under the 2020 Plan.

2020 Plan

We adopted the 2020 Plan on November 17, 2020, to assume and replace the 2019 Plan. The Parent rolled over options granted under the 2019 Plan with the same terms. The 2020 Plan provides for the issuance of up to an aggregate of 7,188,661 Class A ordinary shares (an aggregate of 359,434 of Class A ordinary shares if retroactively adjusted to reflect the 20-to-1 Share Consolidation). As of the date of this annual report, options to purchase an aggregate number of 7,187,691 Class A ordinary shares (359,385 Class A ordinary shares if retroactively adjusted to reflect the 20-to-1 Share Consolidation) were granted and outstanding, including 6,887,691 Class A ordinary shares (344,385 Class A ordinary shares if retroactively adjusted to reflect the 20-to-1 Share Consolidation) granted to replace the granted and outstanding awards under 2019 Plan.

The terms under the 2020 Plan are substantially the same with the 2019 Plan. The following paragraphs summarize the terms of the 2020 Plan.

Types of Awards.    The 2020 Plan permits the awards of options, share appreciation rights, rights to dividends and dividend equivalent right, restricted shares and restricted share units and other rights or benefits under the 2020 Plan.

Plan Administration.    The 2020 Plan shall be administrated by a committee formed in accordance with applicable stock exchange rules, unless otherwise determined by our Board of Directors.

Eligibility.    Our employees and consultants are eligible to participate in the 2020 Plan. An employee or consultant who has been granted an award may, if he or she is otherwise eligible, be granted additional awards.

Designation of Award.    Each award under the 2020 Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by our company and the grantee, including any amendments thereto.

Conditions of Award.    Our Board of Directors or any entity appointed by our Board of Directors to administer the 2020 Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, and form of payment upon settlement of the award.

Terms of Award.    The term of each award is stated in the award agreement between our company and the grantee of such award.

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

Exercise of Award.    Any award granted under the 2020 Plan is exercisable at such times and under such conditions as determined by the administrator under the terms of the 2020 Plan and specified in the award agreement. An award is deemed to be exercised when exercise notice has been given to our company in accordance with the terms of the award by the person entitled to exercise the award and full payment for the shares with respect to which the award is exercised.

Amendment, Suspension or Termination of the 2020 Plan.    The administrator of the 2020 Plan may amend, alter, suspend, discontinue or terminate the 2020 Plan, or any award agreement hereunder or any portion hereof or thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without:

•        shareholder approval with such legally mandated threshold for a resolution of the shareholders if such approval is necessary to comply with any tax or regulatory requirement for which or with which the administrator of the 2020 Plan deems it necessary or desirable to qualify, or

•        shareholder approval with such threshold for a resolution of the shareholders in respect of such amendment, alteration, suspension, discontinuation or termination as provided in our Memorandum and Articles of Association for any amendment to the 2020 Plan that increases the total number of shares reserved for the purposes of the 2020 Plan, and

•        with respect to any award agreement, the consent of the affected employee, if such action would materially and adversely affect the rights of such employee under any outstanding award.

The following table, without retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022, summarizes options that we granted to the persons who serve as our directors and executive officers under the 2020 Plan. Such options were granted to reflect assumption of the awards granted to such persons under the 2019 Plan.

Name	Position	Class A Ordinary Shares Underlying Outstanding Options to Be Assumed	Option Exercise Price (US$ per Share)	Date of Grant	Date of Expiration
Daqing Mao	Director	—	—	—	—
Xin Guan	Chief Executive Officer and Chief Operating Officer	*	0.00021	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Siyuan Wang	Chief Financial Officer	*	0.00021	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Cheong Kwok Mun	Director	*	0.00021	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Zhimo Zhao	Director	*	0.00021	Various dates from September 19, 2019 to January 11, 2022	Various dates from September 19, 2029 to January 11, 2032
Jian Zhang	Independent Director	—	—	—	—
Jinghong Xu	Independent Director	—	—	—	—
Xianhao Gu	Independent Director	—	—	—	—
Binchao Xu	Chief Technology Officer	*	0.00021	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Zhenfei Wu	Chief Marketing Officer	*	0.00021	September 1, 2020	September 1, 2030
Jianghai Shen	Chief Product Designer	—	—	—	—
Zirui Wang	Chief Risk Officer	*	0.00021	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
All directors and executive officers as a group		1,290,500
All non-executive employees as a group		5,897,191	0.00021	Various dates from September 19, 2019 to October 13, 2020	Various dates from September 19, 2029 to October 13, 2030

____________

*        Less than 1% of our ordinary shares.

If retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022, the following table summarizes options that we granted to the persons who serve as our directors and executive officers under the 2020 Plan. Such options were granted to reflect assumption of the awards granted to such persons under the 2019 Plan.

Name	Position	Class A Ordinary Shares Underlying Outstanding Options to Be Assumed	Option Exercise Price (US$ per Share)	Date of Grant	Date of Expiration
Daqing Mao	Director	—	—	—	—
Xin Guan	Chief Executive Officer and Chief Operating Officer	*	0.0042	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Siyuan Wang	Chief Financial Officer	*	0.0042	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Cheong Kwok Mun	Director	*	0.0042	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Zhimo Zhao	Director	*	0.0042	Various dates from September 19, 2019 to January 11, 2022	Various dates from September 19, 2029 to January 11, 2032
Jian Zhang	Independent Director	—	—	—	—
Jinghong Xu	Independent Director	—	—	—	—
Xianhao Gu	Independent Director	—	—	—	—
Binchao Xu	Chief Technology Officer	*	0.0042	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Zhenfei Wu	Chief Marketing Officer	*	0.0042	September 1, 2020	September 1, 2030
Jianghai Shen	Chief Product Designer	—	—	—	—
Zirui Wang	Chief Risk Officer	*	0.0042	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
All directors and executive officers as a group		64,525
All non-executive employees as a group		294,860	0.0042	Various dates from September 19, 2019 to October 13, 2020	Various dates from September 19, 2029 to October 13, 2030

____________

*        Less than 1% of our ordinary shares.

C.     Board Practices

Board of Directors

Our Board of Directors consists of six directors, including three independent directors: Jian Zhang, Jinghong Xu and Xianhao Gu. A director is not required to hold any of our shares to qualify as a director. The Listing Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

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

Audit Committee.    Our audit committee consists of Jian Zhang and Jinghong Xu, chaired by Jian Zhang. We have determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Jian Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

•        establishing clear hiring policies for employees or former employees of the independent auditors;

•        reviewing and recommending to our Board of Directors for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•        approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•        obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our Board of Directors for inclusion in our annual reports;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing policies with respect to risk assessment and risk management;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        periodically reviewing and reassessing the adequacy of the committee charter;

•        approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•        establishing and overseeing procedures for the handling of complaints and whistleblowing;

•        meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm;

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance;

•        reporting periodically to our Board of Directors; and

•        handling other matters that are specifically delegated to our audit committee by our Board of Directors from time to time.

Compensation Committee.    Our compensation committee consists of Cheong Kwok Mun and Xianhao Gu. The compensation committee assists our Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        reviewing and evaluating our executive compensation and benefits policies generally;

•        reviewing and recommending any incentive compensation or equity plans, programs or other similar arrangements;

•        periodically reviewing and reassessing the adequacy of the committee charter;

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•        reporting periodically to our Board of Directors; and

•        handling other matters that are specifically delegated to the compensation committee by our Board of Directors from time to time.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Jinghong Xu, Daqing Mao and Zhimo Zhao, chaired by Jinghong Xu. We have determined that Jinghong Xu satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists our Board of Directors in selecting individuals qualified to become directors and in determining the composition of our Board of Directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to our Board of Directors for election or re-election to our Board of Directors, or for appointment to fill any vacancy or newly created directorships on our Board of Directors;

•        reviewing periodically with our Board of Directors the current composition of our Board of Directors with respect to characteristics such as judgment, experience, expertise, diversity and background;

•        recommending to our Board of Directors such criteria with respect to nomination or appointment of members of our Board of Directors and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

•        recommending to our Board of Directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•        periodically and reassessing the adequacy of the committee charter;

•        overseeing compliance with the corporate governance guidelines and code of business conduct and ethics; and

•        overseeing and leading the self-evaluation of our Board of Directors in its performance and effectiveness as a whole.

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

However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. The functions and powers of our Board of Directors include, among others:

•        convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends;

•        appointing directors or officers and determining their terms of offices and responsibilities;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of our shares, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our Board of Directors. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution of all shareholders. A director will be removed from office automatically if, among other things, the director:

•        becomes bankrupt or makes any arrangement or composition with his creditors;

•        dies or is found by us to be of unsound mind;

•        resigns by notice in writing to us;

•        is prohibited by law from being a director; or

•        is removed from office pursuant to any other provisions of our Memorandum and Articles of Association.

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

D.     Employees

We had a total of 766, 560 and 513 employees as of December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, approximately 71% of our employees held a bachelor’s degree or above. The following table gives a breakdown of our employees as of December 31, 2021 by function:

Function	Number
Operation and development	280
Technology and product development	152
Sales and marketing	15
Finance	33
General administrative and others	33
Total	513

As of December 31, 2021, 506 of our employees were based in Greater China. The remainder of our employees were based in Singapore.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with our senior management that contain non-compete restrictions. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.     Share Ownership

The following table sets forth information regarding the beneficial ownership of the ordinary shares of the Parent as of March 31, 2022 by:

•        each person known to us to beneficially own more than 5% of our outstanding shares;

•        each of the officers and directors of the Parent; and

•        all of the officers and directors of the Parent as a group.

The calculations in the table below are based on 87,390,114 ordinary shares issued and outstanding as of March 31, 2022, comprising of 77,937,707 Class A ordinary shares and 9,452,407 Class B ordinary shares (based on 4,369,538 ordinary shares issued and outstanding as of March 31, 2022, comprising of 3,896,916 Class A ordinary shares and 472,622 Class B ordinary shares if retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022).

The table below reflects the number of shares retroactively adjusted to reflect the 20-to-1 Share Consolidation.

Ordinary Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares**	% of Beneficial Ownership***	% of Aggregate Voting Power****
Executive Officers and Directors
Daqing Mao(2)	18,000	472,622	490,622	11.2	64.7
Xin Guan	*	—	*	*	*
Siyuan Wang	*	—	*	*	*
Cheong Kwok Mun	*	—	*	*	*
Zhimo Zhao	*	—	*	*	*
Jian Zhang	—	—	—	—	—
Jinghong Xu	—	—	—	—	—
Xianhao Gu	—	—	—	—	—
Binchao Xu	*	—	*	*	*
Zhenfei Wu	*	—	*	*	*
Jianghai Shen	*	—	*	*	*
Zirui Wang	*	—	*	*	*
All Executive Officers and Directors as a group	153,906	472,622	626,528	14.2	65.6
5% or Greater Holders
JAK Opportunities LLC(3)	4,875,000	—	4,875,000	52.7	30.7
Holding group of Dr. Daqing Mao/Angela Bai(2)	18,000	472,622	490,622	11.2	64.7
AMBITIOUS WORLD LIMITED(4)	268,708	—	268,708	6.1	2.4

____________

*        Less than 1%.

**      On as-converted basis. The Parent has adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 15 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

***    For each person and group included in this column, percentage ownership is calculated by dividing the sum of (i) the number of shares beneficially owned by such person or group and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days as the date of this annual report, by 87,390,114 (4,369,538 ordinary shares if retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022), including Class A ordinary shares issued to investors of the US$60.9 million PIPE financing.

****  For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

(1)      Except for Jian Zhang, Jinghong Xu, and Xianhao Gu, the address of our directors and executive officers is Floor 8, Tower D, No.2 Guang Hua Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Jian Zhang is 3D Building D, Baoneng Taigucheng North, Nanshan District, Shenzhen, People’s Republic of China. The business address of Jinghong Xu is Room 601 6-F, No.2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China. The business address of Xianhao Gu is No.6 Haidian Zhongjie, Haidian District, Beijing, People’s Republic of China.

(2)      Represents an aggregate of 18,000 Class A ordinary shares (retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022) held by Maodq Limited, a limited liability company incorporated in the British Virgin Islands wholly owned by Dr. Daqing Mao, and 472,622 Class B ordinary shares (retroactively adjusted to reflect the 20-to-1 Share Consolidation, consisting of (i) 210,000 Class B ordinary shares retroactively adjusted to reflect the 20-to-1 ordinary Share Consolidation) held by Maodq Limited, (ii) 190,871 Class B ordinary shares (retroactively adjusted to reflect the 20-to-1 Share Consolidation) held by Fair Vision Group Limited, a British Virgin Islands company wholly owned by Planet MDQ Limited and ultimately controlled by Dr. Daqing Mao, and (iii) 71,751 Class B ordinary shares (retroactively adjusted to reflect the 20-to-1 Share Consolidation) held by Astro Angel Limited, a British Virgin Islands company wholly owned by Baixh Limited and ultimately controlled by Ms. Angela Bai, the spouse of Dr. Daqing Mao. The registered address of Maodq Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. The registered address of Fair Vision Group Limited and Astro Angel Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)      Represents (i) up to 625,000 Class A ordinary shares (retroactively adjusted to reflect the 20-to-1 ordinary Share Consolidation effected on April 21, 2022) issuable upon conversion of the Debenture (assuming conversion at the Floor Price) and (ii) up to an aggregate of 4,250,000 Class A ordinary shares (retroactively adjusted to reflect the 20-to-1 Share Consolidation) issuable upon exercise of the JAK Warrants (assuming an exercise price of the Series B Warrant equal to the Floor Price per 1.25 Class A ordinary shares), within 60 days from the date of this annual report. The general partner of the partnership that owns JAK Opportunities LLC is ATW Partners Opportunities Fund GP LLC, which is an affiliate of Chardan Capital Markets, LLC, a registered broker-dealer, and whose members are Antonio Ruiz-Gimenez, Kerry Propper and Jack Liu. The business address of JAK Opportunities LLC is 17 State Street, 2100 New York, New York 10004.

(4)      Based on the Schedule 13G filed on February 11, 2022, represents 268,708 Class A ordinary shares (retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022) held by Ambitious World Limited, a British Virgin Islands company controlled by Wisdom World Group Limited. Mr. Weihao Zhao is the sole director of Ambitious World Limited. Wisdom World Group Limited is incorporated in the British Virgin Islands and is a nominee company under a trust established by Mr. Bin Zhao as the settlor (the “Trust”), where THE CORE TRUST COMPANY LIMITED and TCT (BVI) Limited acts as the trustee and the nominee company, respectively, under the Trust. Wisdom World Group Limited is directly wholly owned by TCT (BVI) Limited. TCT (BVI) Limited is established under the laws of the British Virgin Islands and is wholly owned by THE CORE TRUST COMPANY LIMITED. A family member of Mr. Bin Zhao is the beneficiary of the Trust with respect to our Class A ordinary shares held by Ambitious World Limited. The Trust is irrevocable with respect to our Class A ordinary shares held by Ambitious World Limited. Pursuant to Section 13(d) of the Exchange Act, such beneficiary of the Trust may be deemed to beneficially own all of the Class A ordinary shares held by Ambitious World Limited. Wisdom World Group Limited and TCT (BVI) Limited, each as a nominee company under the Trust, and The CORE TRUST COMPANY LIMITED, as the trustee under the Trust, should not be deemed to beneficially own any Class A ordinary shares directly held by Ambitious World Limited under Section 13(d) of the Exchange Act. The registered address of Ambitious World Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2022, 540,500 (27,025 if retroactively adjusted to reflect the 20-to-1 ordinary Share Consolidation effected on April 21, 2022) of our Class A ordinary shares are held by four record holders in the United States, representing approximately 0.62% of our total outstanding shares on an as converted basis.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.     Related Party Transactions

Contractual Arrangements with the VIEs and Their Respective Shareholders

See “Item 4. Information on the Company — C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements and Indemnification Agreements.”

Business Combination

On November 17, 2020, we consummated a business combination pursuant to a merger agreement with Orisun Acquisition Corp. and certain other parties. Following the business combination, Ucommune Group Holdings became a wholly owned subsidiary of Ucommune International Ltd. In connection with the closing of business combination, as of November 18, 2020, certain backstop investors had invested an aggregate amount of $68.0 million pursuant to backstop agreements, including an aggregate investment of $60.9 million in a PIPE financing.

Share Incentives

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.”

UK Wisdom Limited

Mr. Daqing Mao, our founder and one of our directors, is a 15% holder, and we are a 85% holder, of Ucommune Talented Limited, the sponsor of UK Wisdom Limited. Since March 2021, Mr. Mao has served as a director of UK Wisdom Limited, and Mr. Siyuan Wang, our chief financial officer, has served as chief financial officer of UK Wisdom Limited.

In June 2021, we entered into a loan agreement with UK Wisdom Limited to provide an interest-free loan of US$3 million for a one-year term from June 8, 2021 to June 7, 2022. The loan is to be repaid in full prior to or upon maturity.

Transaction with JAK Opportunities LLC

On January 26, 2022, the Parent entered into and closed a private placement pursuant to a securities purchase agreement with JAK Opportunities LLC as the purchaser for the offering of certain securities. See “Item 4. Information on the Company — A. History and Development of the Company — Debenture and Warrants Offering.”

Other Transactions of Ucommune

Transactions with Angela Bai

In August 2020, Angela Bai, spouse of Dr. Daqing Mao, extended two loans of US$1.1 million and RMB8.0 million to us, respectively. One loan had an interest rate of 8.0% per annum with a maturity date of January 4, 2021, and the other had an interest rate of 4.785% per annum with a maturity date of August 15, 2021. In October 2020, Angela Bai lent us another loan of RMB1.5 million with interest rate of 4.785% and a maturity date of January 5, 2021. As of December 31, 2021, all outstanding balances to Angela Bai was repaid.

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

For the years ended December 31, 2019, 2020 and 2021, the lease expenses incurred in connection with lease agreements with Youxiang Group were RMB22.3 million, RMB12.6 million and RMB5.1 million (US$0.8 million), respectively. As of December 31, 2019, 2020 and 2021, the amounts due to Youxiang Group under these lease agreements were RMB27.9 million, RMB24.6 million and nil, respectively.

Youxiang Group provides property management services to us. For the years ended December 31, 2019, 2020 and 2021, the expenses incurred in connection with property management services provided by Youxiang Group were RMB3.5 million, RMB3.7 million and RMB5.1 million (US$0.8 million), respectively. As of December 31, 2019, 2020 and 2021, the amounts due to Youxiang Group for property management services were RMB6.2 million, RMB6.4 million and nil, respectively.

In March 2021, Youxiang Group provided a loan of RMB1.0 million due March 22, 2022 with an interest of 4.785% per annum to us. As of December 31, 2021, the amounts due to Youxiang Group were RMB1.0 million (US$0.2 million). We incurred aggregate interest expense of RMB141.7 thousand (US$22.2 thousand) on these borrowings in 2021.

We provide consulting, construction and designing services to Youxiang Group. For the years ended December 31, 2019, 2020 and 2021, revenue generated from Youxiang Group for consulting, construction and designing services was RMB12.1 million, RMB19.3 million and RMB24.6 million (US$3.9 million), respectively. As of December 31, 2019, 2020 and 2021, the amounts due from Youxiang Group for consulting, construction and designing services were RMB14.5 million, RMB20.3 million and RMB18.0 million (US$2.8 million), respectively.

Transactions with Xinjiang Xinzhongshuo

Xinjiang Xinzhongshuo Marketing Co., Ltd. (“Xinjiang Xinzhongshuo”), was controlled by Zhenfei Wu, our chief marketing officer. In 2019, we procured promotion consulting services from Xinjiang Xinzhongshuo. In 2019, expenses incurred for such services were RMB4.4 million. We settled all outstanding balances due to Xinjiang Xinzhongshuo in 2019.

Xinjiang Xinzhongshuo sells advertisement distribution resources to us. For the year ended December 31, 2020 and 2021, the expenses incurred in connection with the purchase of advertisement distribution resources from Xinjiang Xinzhongshuo were RMB5.0 thousand and nil, respectively. As of December 31, 2019, 2020 and 2021, the amounts due to Xinjiang Xinzhongshuo for advertisement distribution services were RMB1.6 million, nil and nil, respectively.

Transactions with Guangdong Advertising Co., Ltd

We provided marketing services to Guangdong Advertising Co., Ltd., an affiliate of Shengguang Zhongshuo, one of our subsidiaries. In 2019, 2020 and 2021, revenues generated from providing marketing services to Guangdong Advertising Co., Ltd were RMB117.8 million, RMB77.0 million and RMB45.5 million (US$7.1 million), respectively. As of December 31, 2019, 2020 and 2021, the amounts due from Guangdong Advertising Co., Ltd for marketing services were RMB36.4 million, RMB2.5 million and RMB35.9 million (US$5.6 million), respectively.

Guangdong Advertising Co., Ltd sells advertisement distribution resources to us. For the year ended December 31, 2019, 2020 and 2021, the expenses incurred from Guangdong Advertising Co., Ltd in connection with the purchase of advertisement distribution resources were RMB2.9 million, RMB1.1 million and RMB1.9 million (US$0.3 million), respectively. As of December 31, 2019, 2020 and 2021, the amounts due to Guangdong Advertising Co., Ltd for advertisement distribution services were nil, RMB1.1 million and nil, respectively.

Transactions with Guangdong Marketing Advertising Group

Guangdong Marketing Advertising Group, a subsidiary of an affiliate of Shengguang Zhongshuo, one of our subsidiaries, sells advertisement distribution resources to us. For the year ended December 31, 2019, 2020 and 2021, the expenses incurred from Guangdong Marketing Advertising Group in connection with the purchase of advertisement distribution resources were RMB8.7 million, RMB10.4 million and RMB12.6 million (US$2.0 million), respectively. As of December 31, 2019, 2020 and 2021, the amounts due to Guangdong Marketing Advertising Group for advertisement distribution services were RMB9.2 million, RMB18.7 million and RMB12.3 million (US$1.9 million), respectively.

C.     Interests of Experts and Counsel

Not Applicable.

ITEM 8.      FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

Legal Dispute with Beijing Huasheng

In December 2019, Beijing Huasheng Venture Real Estate Development Co., Ltd (“Beijing Huasheng”) entered into a lease agreement with Ucommune Venture. Pursuant to the lease agreement, we agreed to lease the property of Beijing Huasheng in Beijing for a term of 20 years from February 28, 2021 (the “original lease”). Disputes arose between two parties with respect to the performance of the lease agreement. In December 2021, Beijing Huasheng initiated an arbitration before Beijing Arbitration Commission, requesting us to perform the original lease under the lease agreement and demanding us to pay liquidated damages.

Except as described above, we are not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

The Parent is our ultimate holding company incorporated in the Cayman Islands, and relies principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.”

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

If our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant.

B.     Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9.      THE OFFER AND LISTING

A.     Offer and Listing Details

See “— C. Markets” for our host market and trading symbol. Holders of our Class A ordinary shares and warrants should obtain current market quotations for their securities. The Parent has a dual-class ordinary share structure in which Class A ordinary shares have different voting rights from Class B ordinary shares. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to 15 votes. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — Our dual-class share structure with different voting rights may adversely affect the value and liquidity of the ordinary shares.”

B.     Plan of Distribution

Not applicable.

C.     Markets

The Parent’s Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “UK” since November 17, 2020. The Parent’s warrants expiring on November 17, 2025 have been listed on the Nasdaq Capital Market under the symbol “UKOMW” since November 17, 2020. The warrants expiring on February 2, 2026, UPO, UPO Warrants, UPO Rights, Debenture and JAK Warrants of the Parent are not listed in any national securities exchange or market.

D.     Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.      Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

The Parent is an exempted company incorporated under the laws of the Cayman Islands and the Parent’s affairs are governed by its Memorandum and Articles of Association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands. In this section, “we”, “us” or “our” refers to Ucommune International Ltd, the Parent.

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

Voting Rights; Meetings of Shareholders.    In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes, voting together as one class. Voting at any meeting of shareholders is by poll and not on a show of hands.

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

Our Board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board of Directors may also decline to register any transfer of any ordinary share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•        a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our amended and restated memorandum of association also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•        the designation of the series;

•        the number of shares of the series;

•        the dividend rights, dividend rates, conversion rights, voting rights; and

•        the rights and terms of redemption and liquidation preferences.

Our Board of Directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Changes in Capital.    We may from time to time by ordinary resolutions:

•        increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•        consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•        divide our share into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential deferred, qualified or special rights, privileges, conditions or such restrictions;

•        sub-divide our existing shares, or any of them into shares of a smaller amount that is fixed by our amended and restated memorandum and articles of association; and

•        cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Register of Members.    Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

•        the names and addresses of our members, together with a statement of the shares held by each member, and such statement shall confirm (i) of the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

•        the date on which the name of any person was entered on the register as a member; and

•        the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless legal title to the shares as set against its name in the register of members. We will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

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

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

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

C.     Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” or elsewhere in this annual report.

D.     Exchange Controls

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares. See “Item 4. Information of the Company — B. Business Overview — Regulation — Regulations Relating to Foreign Exchange” and “Item 4. Information of the Company — B. Business Overview — Regulation — Regulations Relating to Dividend Distribution.”

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

Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporate tax.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC:

•        senior management personnel and departments that are responsible for daily production, operation and management;

•        financial and personnel decision-making bodies;

•        key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and

•        half or more of the senior management or directors having voting rights.

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

These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable PRC tax consequences to us and our non-PRC shareholders.”

Material U.S. Federal Income Taxation Considerations

The following discussion describes certain material United States federal income tax consequences to U.S. Holders (defined below) of an investment in our Class A ordinary shares or warrants. This summary applies only to investors that hold our Class A ordinary shares or warrants as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), as in effect on the date of this annual report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The summary below does not discuss certain United States federal tax consequences that may be relevant to a particular U.S. Holder’s particular circumstances, such as consequences relating to the Medicare contribution tax on net investment income or the alternative minimum tax.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•        banks;

•        certain financial institutions;

•        insurance companies;

•        regulated investment companies;

•        real estate investment trusts;

•        broker dealers;

•        United States expatriates;

•        traders that elect to use the mark-to-market method of accounting;

•        tax-exempt entities;

•        persons holding Class A ordinary shares or warrants as part of a straddle, hedging, conversion or integrated transaction;

•        persons that actually or constructively (including through the ownership of warrants) own 10% or more of our stock, by total combined voting power or by value;

•        persons who acquired Class A ordinary shares or warrants pursuant to the exercise of any employee share option or otherwise as compensation; or

•        persons holding Class A ordinary shares or warrants through partnerships or other pass-through entities.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE UNITED STATES FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES OR WARRANTS.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A ordinary shares or warrants and you are, for United States federal income tax purposes,

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for United states federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•        a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

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

Passive Foreign Investment Company

A non-United States corporation will be a PFIC for United States federal income tax purposes for any taxable year if, after applying certain look-through rules, either:

•        at least 75% of its gross income for such taxable year is passive income (the income test), or

•        at least 50% of the total value of its assets (generally based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income (the asset test).

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

Based on the manner in which we operate our business, the composition of our income and assets, and the value of our assets, including goodwill, although not clear, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. The value of our assets for purposes of the PFIC determination will generally be determined by reference to the market price of our ordinary shares, which could fluctuate significantly. In addition, our PFIC status depends on the manner in which we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). Furthermore, it is not entirely clear how the contractual arrangements between us, the

VIEs and their nominal shareholders are treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us. Because of these uncertainties, there can be no assurance we were not a PFIC for our taxable year ended December 31, 2021, or will not be a PFIC in the current taxable year or the future.

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

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a pledge) of our Class A ordinary shares or warrants, unless you make a “mark-to-market” election as discussed below, which may not be available for the warrants. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period;

•        the amount allocated to the current taxable year, and any taxable year in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•        the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Alternatively, if a non-United States corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election (a “QEF Election”), to include in income its share of the corporation’s income on a current basis. However, you may make a QEF Election with respect to our Class A ordinary shares only if we agree to furnish you annually with certain tax information. We do not intend to provide information necessary for U.S. Holders to make QEF Elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above. A QEF Election may not be available for warrants regardless of whether we provide such information.

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

F.      Dividends and Paying Agents

Not applicable.

G.     Statement by Experts

Not applicable.

H.     Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since the Parent is a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.       Subsidiary Information

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash and cash equivalents denominated in RMB amounted to RMB171.9 million, RMB123.4 million and RMB131.6 million (US$20.7 million) as of December 31, 2019, 2020 and 2021, respectively.

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2019, 2020 and 2021 were increases of 2.9%, 2.5% and 0.9%, respectively. Although we have not in the past been materially affected by inflation since our inception, we may be affected in the future by higher rates of inflation in China.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.     Debt Securities

Not applicable.

B.     Warrants and Rights

See Exhibit 2.10 to this annual report for description of our Prior Warrants.

C.     Other Securities

Not applicable.

D.     American Depositary Shares

Not applicable.

part II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10 — Additional Information — B. Memorandum and Articles of Association — Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-252271) (the “Follow-on and Warrants F-1 Registration Statement”) filed by the Parent, including the prospectus contained therein, in relation to the Parent’s 4,938,271 Class A ordinary shares and warrants to purchase 4,938,271 Class A ordinary shares at a combined offering price of US$4.05 (246,914 Class A ordinary shares at a combined offering price of US$81.00 if retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022) for one ordinary share and one warrant to purchase one ordinary share (the “base offering”) and the underwriter’s exercise of option to purchase from us an additional 740,740 warrants at a price of US$0.01 per warrant (to purchase from us an additional 37,037 warrants at a price of US$0.20 per warrant if retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022), less underwriting discounts and commissions (the “option offering”). The Follow-on and Warrants F-1 Registration Statement registered US$23 million of Class A ordinary shares, par value US$0.0001 per share and another US$23 million of Class A ordinary shares, par value US$0.0001 per share, issuable upon exercise of the warrants issued thereunder.

Maxim Group LLC was the sole book-running manager for the offering. Maxim Group LLC exercised its option in full to purchase an additional 740,740 warrants to purchase ordinary shares at an offering price of US$0.01 per warrant (to purchase from us an additional 37,037 warrants at a price of US$0.20 per warrant if retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022). The Follow-on and Warrants F-1 Registration Statement became effective on January 28, 2021. The base offering and the option offering for the warrants closed concurrently in February 2021.

The Parent incurred total expenses in connection with the offering of approximately US$2.7 million, which included US$1.4 million in underwriting discounts and commissions for the offering and approximately US$1.3 million in other costs and expenses for the offering. The Parent received net proceeds of approximately US$17.3 million from offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We have used up the proceeds from this offering.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that our disclosure controls and procedures were ineffective as of December 31, 2021 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting. See “— Internal Control Over Financial Reporting.”

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2021 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) under the Exchange Act, for our company.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2021 due to the material weaknesses identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

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

The material weaknesses that have been identified relate to:

•        A lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP, and

•        Insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting. Once the Parent ceases to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. The material weaknesses, if not timely remedied, may lead to significant misstatements in our combined and consolidated financial statements in the future.

To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting, as follows.

•        We have implemented, and plan to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work;

•        We have recruited staff with knowledge of U.S. GAAP and SEC regulations in our finance and accounting department;

•        We have also supplemented and enhanced internal training and development programs for financial reporting personnel; and

•        When entering into complex transactions, we plan to utilize a third party consultant for accounting services as additional resources.

We intend to remediate these material weaknesses in multiple phases and expect that we will incur certain costs for implementing our remediation measures. The implementation of the measure, however, may not fully address the material weaknesses identified in our internal control over financial reporting, and we cannot conclude that the material weaknesses have been fully remedied as of December 31, 2021. In addition, we cannot assure you that we will be able to continue implementing these measures in the future. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to our Business and Industry — If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ordinary shares may be materially adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, the Parent qualifies as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Parent’s board of directors has determined that Jian Zhang, a member of its audit committee and independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

The Parent’s board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have posted a copy of the code of business conduct and ethics on our website at https://ucommune.investorroom.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, Marcum Bernstein & Pinchuk LLP, the independent registered public accounting firm of Ucommune Group Holdings before the Business Combination and our independent registered public accounting firm after the Business Combination, and Marcum LLP, the independent registered public accounting firm of Orisun Acquisition Corp, our predecessor, before the Business Combination, for the periods indicated. We did not pay any other fees to Marcum Bernstein & Pinchuk LLP and Marcum LLP during the periods indicated below.

	Year Ended December 31,
Services	2020	2021
	RMB	RMB
	(in thousands)
Audit Fees(1)	6,088	3,314
Audit – Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees(4)	—	—
Total	6,088	3,314

____________

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Change in Registered Independent Public Accounting Firm.”

ITEM 16G. CORPORATE GOVERNANCE

The Parent is an exempted company incorporated in the Cayman Islands and its corporate governance practices are governed by applicable Cayman Islands law. In addition, because the Parent’s Class A ordinary shares are listed on the Nasdaq Capital Market, the Parent is subject to corporate governance requirements of the Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) allows foreign private issuers like the Parent to follow “home country practice” with respect to certain corporate governance matters.

The Parent has relied on home country practice with respect to its corporate governance. As of the date of this annual report, the Parent does not have a majority of independent directors serving on its Board of Directors, its audit committee composed entirely of only two independent directors and the Parent has not established a nominating committee and a compensation committee composed entirely of independent directors. For details, please refer to “Management — Committees of our Board of Directors.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

N/A.

part III

ITEM 17.    FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18.    FINANCIAL STATEMENTS

The consolidated financial statements of Ucommune International Ltd. are included at the end of this annual report.

ITEM 19.    EXHIBITS

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently effective
2.1*	Registrant’s Specimen Ordinary Share Certificate, as currently effective
2.2

Registrant’s Specimen Warrant Certificate (prior to Share Consolidation) (incorporated by reference to Exhibit 4.2 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

2.3

Warrant Agreement for Warrants issued in connection with the Business Combination (incorporated by reference to Exhibit 4.3 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

2.4

Form of Warrant Agent Agreement between the Registrant and American Stock Transfer & Trust Company, LLC. (prior to Share Consolidation) (incorporated by reference to Exhibit 4.4 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

2.5

Form of Warrant issued by the Registrant in February 2021 (prior to Share Consolidation) (incorporated by reference to Exhibit 4.5 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

2.6

Form of US$3,000,000 principal sum of 8% Senior Convertible Debenture (prior to Share Consolidation) (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)

2.7

Form of Series A/B/C Warrants (prior to Share Consolidation) (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)

2.8

Amendment to US$3,000,000 principal sum of 8% Senior Convertible Debenture dated as of March 1, 2022 entered into between Ucommune International Ltd and the Holder named therein (prior to Share Consolidation) (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on March 2, 2022)

2.9

Amendment to Series A/B/C Warrants (prior to Share Consolidation) (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on March 2, 2022)

2.10*	Description of Securities
4.1	Merger Agreement dated June 29, 2020 (incorporated by reference to Exhibit 10.1 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.2

Ucommune Group Holdings Limited 2019 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.3

Ucommune International Ltd 2020 Share Incentive Plan (incorporated by reference to Exhibit 10.3 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.4

Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.4 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.5

Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.5 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

Exhibit No.	Description
4.6

English translation of Exclusive Business Cooperation Agreement dated July 5, 2019 between Ucommune (Beijing) Technology Co., Ltd. and Ucommune (Beijing) Venture Investment Co., Ltd. (incorporated by reference to Exhibit 10.6 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.7

English translation of Equity Pledge Agreement dated November 22, 2019 among Ucommune (Beijing) Technology Co., Ltd., Ucommune (Beijing) Venture Investment Co., Ltd. and the shareholders of Ucommune (Beijing) Venture Investment Co., Ltd. (incorporated by reference to Exhibit 10.7 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.8

English translation of Exclusive Option Agreement dated November 22, 2019 among Ucommune (Beijing) Technology Co., Ltd., Ucommune (Beijing) Venture Investment Co., Ltd. and the shareholders of Ucommune (Beijing) Venture Investment Co., Ltd. (incorporated by reference to Exhibit 10.8 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.9

English translation of Shareholders’ Voting Right Proxy Agreement dated November 22, 2019 among Ucommune (Beijing) Technology Co., Ltd., Ucommune (Beijing) Venture Investment Co., Ltd. and the shareholders of Ucommune (Beijing) Venture Investment Co., Ltd. (incorporated by reference to Exhibit 10.9 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.10

English translation of Spousal Consent granted by the spouse of Jiahui Gan dated November 22, 2019 (incorporated by reference to Exhibit 10.10 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.11

English translation of Spousal Consent granted by the spouse of Zhuangkun He dated November 22, 2019 (incorporated by reference to Exhibit 10.11 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.12

English translation of Spousal Consent granted by the spouse of Min Jiang dated November 22, 2019 (incorporated by reference to Exhibit 10.12 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.13

English translation of Spousal Consent granted by the spouse of Jun Qin dated November 22, 2019 (incorporated by reference to Exhibit 10.13 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.14

English translation of Spousal Consent granted by the spouse of Angela Bai dated November 22, 2019 (incorporated by reference to Exhibit 10.14 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.15

English translation of Spousal Consent granted by the spouse of Bin Zhao dated November 22, 2019 (incorporated by reference to Exhibit 10.15 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.16

English translation of Spousal Consent granted by the spouse of Jinwang Zhou dated November 22, 2019 (incorporated by reference to Exhibit 10.16 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.17

English translation of Spousal Consent granted by the spouse of Zhiyong Zhao dated November 22, 2019 (incorporated by reference to Exhibit 10.17 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.18

English translation of Spousal Consent granted by the spouse of Liang Chen dated November 22, 2019 (incorporated by reference to Exhibit 10.18 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.19

English translation of Exclusive Business Cooperation Agreement dated May 20, 2019 between Ucommune (Beijing) Technology Co., Ltd and Beijing Ubazaar Technology Co., Ltd. (incorporated by reference to Exhibit 10.19 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.20

English translation of Equity Pledge Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.20 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

Exhibit No.	Description
4.21

English translation of Exclusive Option Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.21 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.22

English translation of Shareholders’ Voting Right Proxy Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.22 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.23

English translation of Exclusive Technology Consulting and Service Agreement dated January 30, 2019 between Beijing Melo Technology Co., Ltd. and Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.23 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.24

English translation of Equity Pledge Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.24 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.25

English translation of Exclusive Option Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.25 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.26

English translation of Shareholders’ Voting Right Proxy Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.26 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.27	Form of Backstop Agreement (incorporated by reference to Exhibit 10.27 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.28

Form of lock-up agreement entered into with former shareholders of UCommune Group Holdings Limited (incorporated by reference to Exhibit 10.28 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.29

Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)

4.30

Amendment to Securities Purchase Agreement dated as of March 1, 2022 entered into between Ucommune International Ltd and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on March 2, 2022)

4.31

Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)

4.32	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.3 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)
8.1*	List of Principal Subsidiaries and VIEs
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

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

Exhibit No.	Description
15.3*	Consent of Jingtian & Gongcheng
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

____________

*        Filed herewith.

**      Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

UCOMMUNE INTERNATIONAL LTD
Date: May 10, 2022	By:	/s/ Xin Guan
	Name:	Xin Guan
	Title:	Chief Executive Officer

UCOMMUNE INTERNATIONAL LTD.

COMBINED AND CONSOLIDATED FINANCIAL
STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2020 AND 2021

UCOMMUNE INTERNATIONAL LTD.

Report of Independent Registered Public Accounting Firm (PCAOB ID 5395)

To the Shareholders and Board of Directors of Ucommune International Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ucommune International Ltd (the “Company”) as of December 31, 2020 and 2021, the related combined and consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying combined and consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has suffered recurring losses and negative cash flows from operating activities that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Beijing, China
May 10, 2022

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2020	2021
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	348,064	165,792	26,016
Restricted cash	52,199	50,703	7,956
Term deposits	47,710	—	—
Short-term investments	5,900	26,423	4,146
Accounts receivable, net of allowance of RMB19,240 and RMB26,158 as of December 31, 2020 and 2021, respectively	125,359	132,264	20,755
Prepaid expenses and other current assets, net	163,401	147,676	23,173
Amounts due from related parties, current	24,504	54,715	8,586
Total current assets	767,137	577,573	90,632

Non-current assets
Restricted cash	527	—	—
Long-term investments	9,051	22,231	3,489
Property and equipment, net	350,980	231,795	36,374
Right-of-use assets, net	879,348	678,769	106,514
Intangible assets, net	28,420	16,639	2,611
Goodwill	1,533,485	43,011	6,749
Rental deposit	61,170	35,920	5,637
Long-term prepaid expenses	113,271	72,135	11,320
Amounts due from related parties, non-current	297	498	78
Other assets, non-current	194,444	194,444	30,512
Total non-current assets	3,170,993	1,295,442	203,284
TOTAL ASSETS	3,938,130	1,873,015	293,916

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2020	2021
	RMB	RMB	USD
			(Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to the Company of RMB49,457 and RMB47,774 as of December 31, 2020 and 2021)	49,457	47,774	7,497
Long-term borrowings, current portion (including long-term borrowings, current portion of the consolidated VIEs without recourse to the Company of RMB3,618 and RMB15,137 as of December 31, 2020 and 2021)	3,618	15,137	2,375
Note payable (including Note payable of the consolidated VIEs without recourse to the Company of RMB12,105 and nil as of December 31, 2020 and 2021)	12,105	—	—
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of RMB267,558 and RMB261,204 as of December 31, 2020 and 2021)	272,299	263,218	41,305
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB226,256 and RMB250,880 as of December 31, 2020 and 2021)	263,997	294,382	46,196
Amounts due to related parties, current (including amounts due to related parties, current of the consolidated VIEs without recourse to the Company of RMB92,737 and RMB32,899 as of December 31, 2020 and 2021)	92,737	34,660	5,440
Deferred workspace membership fee (including advance workspace membership fee of the consolidated VIEs without recourse to the Company of RMB50,858 and RMB50,320 as of December 31, 2020 and 2021)	53,667	52,131	8,180
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to the Company of RMB14,833 and RMB23,913 as of December 31, 2020 and 2021)	14,833	23,913	3,752
Income taxes payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB301 and RMB4,429 as of December 31, 2020 and 2021)	1,366	4,436	696
Deferred subsidy income (including deferred subsidiary income of the consolidated VIEs without recourse to the Company of RMB9,562 and RMB8,108 as of December 31, 2020 and 2021)	9,562	8,108	1,272
Share-based liabilities, current (including share-based liabilities, current of the consolidated VIEs without recourse to the Company of nil and RMB2,571 as of December 31, 2020 and 2021)	—	2,571	403
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to the Company of RMB351,225 and RMB256,178 as of December 31, 2020 and 2021)	365,049	285,200	44,754
Total current liabilities	1,138,690	1,031,530	161,870

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2020	2021
	RMB	RMB	USD
			(Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-current liabilities:
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to the Company of RMB15,242 and RMB646 as of December 31, 2020 and 2021)	15,242	646	101
Refundable deposits from members, non-current (including refundable deposits from members, non-current of the consolidated VIEs without recourse to the Company of RMB16,477 and RMB21,766 as of December 31, 2020 and 2021)	16,477	21,766	3,416
Deferred tax liabilities (including deferred tax liability of the consolidated VIEs without recourse to the Company of RMB1,543 and RMB362 as of December 31, 2020 and 2021)	1,543	362	57
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to the Company of RMB553,034 and RMB413,593 as of December 31, 2020 and 2021)	580,562	428,486	67,239
Warrant liabilities (including warrant liabilities of the consolidated VIEs without recourse to the Company of nil and nil as of December 31, 2020 and 2021)	—	11,211	1,759
Share-based liabilities, non-current (including share-based liabilities, non-current of the consolidated VIEs without recourse to the Company of nil and RMB1,303 as of December 31, 2020 and 2021)	—	1,303	204
Total non-current liabilities	613,824	463,774	72,776
TOTAL LIABILITIES	1,752,514	1,495,304	234,646

Commitments and contingencies (Note 21)

SHAREHOLDERS’ EQUITY
Class A ordinary shares (20,000,000 and 20,000,000 authorized, 3,549,969 and 3,896,916 issued and outstanding as of December 31, 2020 and, 2021, with par value of US$0.002 and US$0.002, respectively(i))	49	54	8
Class B ordinary shares (5,000,000 and 5,000,000 authorized, 472,622 and 472,622 issued and outstanding as of December 31, 2020 and 2021, with par value of US$0.002 and US$0.002, respectively(i))	6	6	1
Additional paid-in capital(i)	4,230,656	4,566,956	716,655
Statutory reserves	5,065	6,051	950
Accumulated deficit	(2,240,205)	(4,237,604)	(664,973)
Accumulated other comprehensive income	4,742	1,091	171
Total Ucommune International Ltd. shareholders’ equity	2,000,313	336,554	52,812
Noncontrolling interests	185,303	41,157	6,458
TOTAL EQUITY	2,185,616	377,711	59,270
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,938,130	1,873,015	293,916

____________

(i)      Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1(a). Further, the ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022 (Note 26).

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
Revenue:
Workspace membership revenue	557,994	422,984	376,642	59,103
Marketing and branding service revenue (including services provided to a related party of RMB117,796, RMB77,046 and RMB45,528 for the years ended December 31, 2019, 2020 and 2021)	534,826	317,461	463,475	72,729
Other service revenue (including services provided to related parties of RMB12,116, RMB19,955 and RMB25,928 for the years ended December 31, 2019, 2020 and 2021)	74,538	136,692	217,391	34,113
Total revenue	1,167,358	877,137	1,057,508	165,945

Cost of revenue:
Workspace membership (including services provided by related parties of RMB22,336, RMB12,564 and RMB3,490 for the years ended December 31, 2019, 2020 and 2021)	(814,002)	(557,102)	(508,121)	(79,735)
Marketing and branding service (including services provided by related parties of RMB57,444, RMB11,504 and RMB14,495 for the years ended December 31, 2019, 2020 and 2021)	(485,473)	(297,893)	(444,717)	(69,786)
Other services	(69,917)	(113,074)	(181,222)	(28,438)
Total cost of revenue	(1,369,392)	(968,069)	(1,134,060)	(177,959)
Operating expenses:
Impairment loss on long-lived assets and long-term prepaid expenses	(52,030)	(36,505)	(114,485)	(17,965)
Impairment loss on goodwill	—	—	(1,504,525)	(236,093)
Pre-opening expenses	(15,124)	—	—	—
Sales and marketing expenses	(75,841)	(47,061)	(61,670)	(9,677)
General and administrative expenses	(181,582)	(320,202)	(376,417)	(59,068)
Remeasurement gain of previously held equity interests in connection with step acquisitions	386	—	—	—
Change in fair value of warrant liability	—	—	6,837	1,073
Change in fair value of liabilities to be settled in shares	(179,475)	—	—	—
Loss from operations	(705,700)	(494,700)	(2,126,812)	(333,744)

Interest expense, net	(10,402)	(12,863)	(3,262)	(512)
Subsidy income	16,782	13,931	7,352	1,154
Impairment loss on long-term investments	(37,453)	(10,060)	(1,371)	(215)

UCOMMUNE INTERNATIONAL LTD.
COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
Gain on disposal of long-term investments	—	8,561	—	—
Loss on disposal of subsidiaries	—	(39,703)	(14,978)	(2,350)
Other (expense)/income, net	(63,480)	30,393	(19,260)	(3,022)
Loss before income taxes and loss from equity method investments	(800,253)	(504,441)	(2,158,331)	(338,689)
Provision for income taxes	(4,872)	(2,864)	(4,479)	(703)
Loss from equity method investments	(1,548)	(639)	(27)	(4)
Net loss	(806,673)	(507,944)	(2,162,837)	(339,396)
Less: Net loss attributable to noncontrolling interests	(15,523)	(19,452)	(166,424)	(26,116)
Net loss attributable to Ucommune International Ltd.	(791,150)	(488,492)	(1,996,413)	(313,280)
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd.(i)
– Basic and diluted(i)	(316.00)	(149.98)	(462.88)	(72.64)
Weighted average shares used in calculating net loss per share(i)
– Basic and diluted(i)	2,503,708	3,257,088	4,313,064	4,313,064

____________

(i)      Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1(a). Further, the ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022 (Note 26).

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
Net loss	(806,673)	(507,944)	(2,162,837)	(339,396)
Other comprehensive loss, net of tax
Foreign currency translation adjustments	(69)	5,768	(3,651)	(573)
Total Comprehensive loss	(806,742)	(502,176)	(2,166,488)	(339,969)
Less: Comprehensive loss attributable to noncontrolling interest	(15,524)	(19,352)	(166,424)	(26,116)
Comprehensive loss attributable to Ucommune International Ltd.’s shareholders	(791,218)	(482,824)	(2,000,064)	(313,853)

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands, except share and per share data, or otherwise noted)

	Ordinary Shares		Additional paid-in capital(i)	Statutory Reserve	Accumulated deficit	Accumulated other comprehensive loss	Total Ucommune International Ltd. shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
	Shares(i)	Amount (i)
Balance as of December 31, 2018	—	—	1,354,048	1,637	(957,135)	(835)	397,715	198,357	596,072
Issuance of ordinary shares	3,140,566	44	2,310,338	—	—	—	2,310,382	—	2,310,382
Net loss	—	—	—	—	(791,150)	—	(791,150)	(15,523)	(806,673)
Foreign currency translation adjustment	—	—	—	—	—	(91)	(91)	22	(69)
Provision for statutory reserve	—	—	—	2,190	(2,190)	—	—	—	—
Business acquisitions	—	—	(17,078)	—	—	—	(17,078)	20,090	3,012
Acquisition of noncontrolling interests	—	—	(1,639)	—	—	—	(1,639)	(1,081)	(2,720)
Capital contribution from noncontrolling shareholders	—	—	—	—	—	—	—	4,110	4,110
Balance as of December 31, 2019	3,140,566	44	3,645,669	3,827	(1,750,475)	(926)	1,898,139	205,975	2,104,114
Net loss	—	—	—	—	(488,492)	—	(488,492)	(19,452)	(507,944)
Foreign currency translation adjustment	—	—	—	—	—	5,668	5,668	100	5,768
Provision for statutory reserve	—	—	—	1,238	(1,238)	—	—	—	—
Reverse recapitalization	555,496	7	33,888	—	—	—	33,895	—	33,895
Equity financing through PIPE	301,534	4	350,646	—	—	—	350,650	—	350,650
Conversion of rights to ordinary shares	24,995	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	200,453	—	—	—	200,453	—	200,453
Disposal of subsidiary	—	—	—	—	—	—	—	(1,320)	(1,320)
Balance as of December 31, 2020	4,022,591	55	4,230,656	5,065	(2,240,205)	4,742	2,000,313	185,303	2,185,616
Net loss	—	—	—	—	(1,996,413)	—	(1,996,413)	(166,424)	(2,162,837)
Foreign currency translation adjustment	—	—	—	—	—	(3,651)	(3,651)	—	(3,651)
Provision for statutory reserve	—	—	—	986	(986)	—	—	—	—
Share issuance upon the underwritten public offering, net of issuance costs	246,914	4	93,311	—	—	—	93,315	—	93,315
Issuance of Earn-out shares to the Founder	100,000	1	(1)	—	—	—	—	—	—
Stock-based compensation	—	—	244,339	—	—	—	244,339	—	244,339
Capital contribution from noncontrolling shareholders	—	—	140	—	—	—	140	25	165
Capital injection to a subsidiary	—	—	(1,902)	—	—	—	(1,902)	1,902	—
Addition of noncontrolling interest in connection with acquisition	—	—	—	—	—	—	—	22,400	22,400
Acquisition of noncontrolling interest	—	—	375	—	—	—	375	(1,075)	(700)
Disposal of subsidiary to a related party	—	—	38	—	—	—	38	(874)	(836)
Round-up of fractional shares in connection with share consolidation	33
Capital reduction from noncontrolling shareholders	—	—	—	—	—	—	—	(100)	(100)
Balance as of December 31, 2021 in RMB	4,369,538	60	4,566,956	6,051	(4,237,604)	1,091	336,554	41,157	377,711
Balance as of December 31, 2021 in USD	4,369,538	9	716,655	950	(664,973)	171	52,812	6,458	59,270

____________

(i)       Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1(a). Further, the ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022 (Note 26).

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities:
Net loss	(806,673)	(507,944)	(2,162,837)	(339,396)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	108,303	76,353	71,697	11,251
Amortization of intangible assets	10,803	11,202	10,154	1,593
Loss on disposal of property and equipment	30,604	138,827	19,389	3,043
Loss on disposal of intangible assets	14	608	—	—
Impairment of long-lived assets and long-term prepaid expenses	52,030	36,505	114,485	17,965
Impairment of long-term investment	37,453	10,060	1,371	215
Impairment of Goodwill	—	—	1,504,525	236,093
Loss on disposal of subsidiaries	—	39,703	14,978	2,350
Gain on disposal of long-term investments	—	(8,561)	—	—
Amortization of right-of-use assets	289,005	159,738	113,306	17,780
Remeasurement gain of previously held equity interests in connection with step acquisitions	(386)	—	—	—
Change in fair value of liabilities to be settled in shares	179,475	—	—	—
Change in fair value of warrant liabilities	—	—	(6,837)	(1,073)
Share-based compensation	—	202,333	249,317	39,123
Bad debt expense	4,950	19,439	12,587	1,975
Loss from equity method investment	1,548	639	27	4
Deferred income tax benefit	(884)	(884)	(1,445)	(227)
Other income(expense), net	—	—	(6,253)	(980)
Changes in operating assets and liabilities:
Accounts receivable	(19,821)	(47,483)	(10,102)	(1,585)
Prepaid expenses and other current assets	(6,570)	8,060	40,636	6,377
Other non-current assets	5,308	5,741	—	—
Amount due from related parties	(27,814)	28,693	(30,412)	(4,772)
Long-term prepaid expenses	(1,274)	3,092	(30,091)	(4,722)
Rental deposit, non-current	(6,900)	35,784	24,950	3,915
Accounts payable	46,401	40,593	6,166	968
Note payable	—	12,105	(12,105)	(1,900)
Accrued expenses and other current liabilities	43,549	(20,984)	47,524	7,458
Advanced workspace membership fee	12,393	(44,769)	(909)	(143)
Contract liabilities	8,569	(9,041)	8,824	1,385
Income tax payable	(5,422)	1,041	3,070	482
Deferred subsidy income	(6,383)	(2,412)	(1,454)	(228)
Amount due to related parties	37,108	8,549	(35,525)	(5,575)
Lease liabilities	(217,505)	(229,570)	(149,445)	(23,451)
Change in held for sale assets	(10,181)	(3,258)	—	—
Change in held for sale liabilities	18,862	6,068	—	—
Refundable deposits from members, non-current	81	2,129	5,289	830
Net cash used in operating activities	(223,357)	(27,644)	(199,120)	(31,245)

UCOMMUNE INTERNATIONAL LTD.
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
Cash Flows from investing activities
Purchase of term deposits	(41,712)	(40,960)	—	—
Settlement of term deposits	24,000	26,715	47,710	7,487
Purchase of short-term investments	(321,940)	(24,980)	(365,868)	(57,413)
Settlement of short-term investments	317,200	57,010	345,345	54,192
Purchase of property and equipment	(173,571)	(95,433)	(42,762)	(6,710)
Proceeds from disposal of property and equipment	1,089	55	124	19
Purchase of intangible asset	(4,345)	(125)	(1,200)	(188)
Loan provided to third parties	—	(17,000)	(8,036)	(1,261)
Loan collected from related parties	2,200	—	—	—
Loan collected from third parties	190,000	—	—	—
Payment for long-term investment	(1,978)	—	(15,121)	(2,373)
Proceeds from disposal of long-term investments	—	9,940	—	—
Cash deduction due to disposal of subsidiaries	—	(4,480)	(1,625)	(255)
Cash received for business acquisitions, net of cash paid	16,481	—	1,186	186
Proceeds from disposal of subsidiaries	—	50,000	205	32
Investment of cash in Trust Account	—	—	(19,041)	(2,988)
Net cash (used in)/provided by investing activities	7,424	(39,258)	(59,083)	(9,272)

Cash flows from financing activities
Capital reduction in a subsidiary			(100)	(16)
Capital contribution from noncontrolling shareholders	4,110	—	165	26
Cash paid for listing fee	(6,299)	—	—	—
Acquisition of noncontrolling interests	(2,720)	—	(700)	(110)
Loan repaid to related parties	(6,906)	(23,800)	(10,750)	(1,687)
Loan received from related parties	—	34,550	2,761	433
Loan received from third parties	120,165	97,017	50,990	8,001
Loan repaid to third parties	(73,733)	(160,188)	(75,031)	(11,774)
Reverse recapitalization	—	35,881	—	—
Equity financing through PIPE, net	—	371,366	—	—
Repayment for convertible bond	—	(65,250)	—	—
Cash received from issuing convertible bond	69,762	—	—	—
Underwritten public offering financing, net of listing fee	—	—	111,559	17,506
Net cash provided by financing activities	104,379	289,576	78,894	12,379

Effects of exchange rate changes	(51)	(18,185)	(4,986)	(783)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(111,605)	204,489	(184,295)	(28,921)
Cash, cash equivalents and restricted cash – beginning of the period	307,906	196,301	400,790	62,893
Cash, cash equivalents and restricted cash – end of the period	196,301	400,790	216,495	33,972

Supplemental disclosure of cash flow information:
Interest paid	7,948	19,626	11,173	1,753
Income taxes paid	6,801	3,366	2,854	448

Supplemental disclosure of noncash information:
Payable for purchase of property and equipment	179,914	97,128	123,998	19,458
Payable for investments and acquisitions	41,688	32,688	10,556	1,656
Right-of-use assets obtained in exchange for new operating lease liabilities	315,027	11,902	150,486	23,615
ROU assets disposed as reduction of operating lease liabilities due to lease termination	83,770	819,879	192,570	30,218

UCOMMUNE INTERNATIONAL LTD.
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the combined and consolidated balance sheets that sum to the total of the same such amounts shown in the combined and consolidated statements of cash flows:

	As of December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
Cash and cash equivalents	175,774	348,064	165,792	26,016
Restricted cash, current	—	52,199	50,703	7,956
Restricted cash, non-current	20,527	527	—	—
Total cash, cash equivalents and restricted cash	196,301	400,790	216,495	33,972

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

1.      ORGANIZATIONS AND PRINCIPAL ACTIVITIES

Ucommune Group Holdings Limited (“Ucommune Group”) was founded in 2018 and was incorporated in the Cayman Islands. On June 29, 2020, Orisun Acquistion Corp. (“Orisun”), a special purpose acquisition company (“SPAC”), entered into a share exchange agreement (the “Share Exchange Agreement”) with Ucommune Group. Pursuant to the Share Exchange Agreement, Ucommune International Ltd (“the Company”), which is a subsidiary wholly owned by Orisun, acquired all of the issued and outstanding ordinary shares of Ucommune Group from the shareholders of Ucommune Group by newly issuing ordinary shares of Orisun to the shareholders of Ucommune Group (“SPAC Transaction”). The SPAC Transaction was consummated on November 17, 2020. Ucommune Group’s shareholders remains the controlling financial interests of Ucommune Group after the SPAC Transaction, which was accounted for as a reverse recapitalization and fully described below. In connection with the closing of the SPAC Transaction, Orisun had been ceased and Ucommune International Ltd continued as the surviving company.

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

Ucommune Group was determined to be the accounting acquirer given Ucommune Group effectively controlled the combined entity after the SPAC Transaction. The transaction is not a business combination because the Company was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Ucommune Group for the net monetary assets of the Company, accompanied by a recapitalization. Ucommune Group is determined as the predecessor and the historical financial statements of Ucommune Group became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The equity is restated using the exchange ratio of 0.4783 established in the reverse recapitalization transaction, which is 70,000,000 divided by 146,341,551 (131,312,984 ordinary shares and 15,028,567 ordinary shares to be issued for options granted by Ucommune Group), to reflect the equity structure of the Company. Loss (income) per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio. The share and per share data is retrospectively restated using the exchange ratio in the share-based compensation footnote, see Note 19. The adjustments are also applied to income tax and parent only information, see Note 16 — income tax and Note 25 — condensed financial information of parent company where relevant, respectively.

The par value of ordinary shares remained $0.0001, the subscription receivable was adjusted retrospectively from negative $12 to $nil, and the difference of $5 was adjusted retrospectively as in addition paid-in capital as of December 31, 2020. The consolidated statements of changes in equity for the years ended December 31, 2018 and 2019 were also adjusted retrospectively to reflect these changes. The weighted average number of ordinary shares

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

1.      ORGANIZATIONS AND PRINCIPAL ACTIVITIES (cont.)

outstanding used in computing net loss per ordinary share — basic and diluted was adjusted retrospectively from 131,312,984 to 70,000,000 for the years ended December 31, 2018 and 2019. The loss per share before and after the retrospective adjustments are as follows.
	Year Ended December 31,
	2018		2019
	Before adjustment	After adjustment	Before adjustment	After adjustment
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd.
– Basic and diluted*	(94.8)	(198.2)	(151.2)	(316.0)
Weighted average shares used in calculating net loss per share
– Basic and diluted*	4,532,318	2,167,958	5,324,235	2,503,708

____________

*        The ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022 (Note 26).

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
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

1.      ORGANIZATIONS AND PRINCIPAL ACTIVITIES (cont.)

company. In January 2019, Ucommune HK established a wholly foreign owned enterprise, Ucommune (Beijing) Technology Co., Ltd. (“WFOE”), for the purpose of establishing a VIE structure as further described in 3) below.

2)      In May and June 2019, Ucommune Group issued an aggregate of 90,646,360 ordinary shares to all Ucommune Venture’s then existing shareholders at par value, in the same proportions as the percentage of equity interest they held in Ucommune Venture. Before the issuance of ordinary shares, Ucommune Group, its subsidiaries, its consolidated VIEs and the VIEs’ subsidiaries are under common ownership with Ucommune Group. Then, upon the issuance of the ordinary shares, the equity structure of Ucommune Group is identical to that of Ucommune Venture. The preferential rights of Ucommune Venture’s equity interest holders were cancelled upon the issuance of ordinary shares by the Company, which was accounted for as a modification.

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

As of December 31, 2021, the Company’s major subsidiaries, its VIEs and the VIEs’ major subsidiaries were as follow:
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

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

1.      ORGANIZATIONS AND PRINCIPAL ACTIVITIES (cont.)

Name	Later of date of establishment or acquisition	Place of establishment	Percentage of legal ownership of the Company	Principal activities
Major VIEs’ subsidiaries:
Beijing Sunshine 100 Ucommune Venture Investment Co., Ltd.	May 18, 2015	PRC	Nil	Shared workspace
Beijing Pengda Ucommune Venture Investment Co., Ltd.	July 31, 2015	PRC	Nil	Shared workspace
Shanghai Ucommune Venture Investment Co., Ltd.	October 30, 2015	PRC	Nil	Shared workspace
Beijing Weituo Ucommune Venture Investment Co., Ltd.	January 04, 2016	PRC	Nil	Shared workspace
Beijing Hongkun Enterprise Management Consulting Co., Ltd.	May 16, 2016	PRC	Nil	Shared workspace
Beijing Jingchao Ucommune Technology Services Co., Ltd.	September 19, 2016	PRC	Nil	Shared workspace
Beijing Dongke Ucommune Technology Service Co., Ltd.	July 06, 2017	PRC	Nil	Shared workspace
Hongtai Innovation Space (Beijing) Venture Investment Co., Ltd. (“Hongtai Space”)	December 05, 2017	PRC	Nil	Shared workspace
Hongkunyouxiang (Beijing)Technology Co., Ltd.	December 06, 2017	PRC	Nil	Shared workspace
Shenzhen Weido Union Technology Co., Ltd. and Subsidiaries (“Shenzhen Weido”)	June 01, 2018	PRC	Nil	Shared workspace
Hezuogongchuang (Beijing) Office Services Co., Ltd. and its Subsidiaries (“Wujie Space”)	June 01, 2018	PRC	Nil	Shared workspace
Beijing Dongyi Yuanda Architectural Decoration Engineering Co., Ltd. (“Dongyi Yuanda”)	July 01,2018	PRC	Nil	Construction
Beijing Daguan Architectural Design Consulting Co., Ltd. and Subsidiary (“Daguan”)	July 01,2018	PRC	Nil	Interior design
Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd. (“Shengguang Zhongshuo”)	December 20, 2018	PRC	Nil	Marketing service
Beijing Xiyu Information Technology Co., Ltd.	March 20, 2017	PRC	Nil	SaaS services and IOT solutions
Guangdong Wanhe Green Technology Co., Ltd. (“Wanhe”)	May 31, 2021	PRC	Nil	Interior design
Beijing Kuanneng Technology Co., Ltd. (“Kuanneng”)	September 1, 2021	PRC	Nil	Restaurant

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

1.      ORGANIZATIONS AND PRINCIPAL ACTIVITIES (cont.)

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

•        Agreements that transfer economic benefits to the Group:

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

•        Agreements that provide the Company effective control over VIEs:

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
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

1.      ORGANIZATIONS AND PRINCIPAL ACTIVITIES (cont.)

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
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

1.      ORGANIZATIONS AND PRINCIPAL ACTIVITIES (cont.)

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

The Group’s business has been directly operated by the VIEs and their subsidiaries. As of December 31, 2020, and 2021, the VIEs and their subsidiaries accounted for an aggregate of 88.5% and 93.2%, respectively, of the Group’s consolidated total assets, and 94.3% and 93.0% respectively of the Group’s consolidated total liabilities.

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

1.      ORGANIZATIONS AND PRINCIPAL ACTIVITIES (cont.)

The following financial information of the Company’s VIEs and VIEs’ subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 was included in the accompanying consolidated financial statements:
	As of December 31,
	2020	2021
	RMB	RMB	USD
Cash and cash equivalents	122,354	125,064	19,625
Other current assets	376,221	382,788	60,068
Total current assets	498,575	507,852	79,693
Property and equipment, net	329,322	229,655	36,038
Right-of-use assets, net	832,411	644,886	101,197
Goodwill	1,440,769	28,912	4,537
Other non-current assets	382,218	333,442	52,324
Total non-current assets	2,984,720	1,236,895	194,096
TOTAL ASSETS	3,483,295	1,744,747	273,789
Accounts payable	267,558	261,204	40,989
Lease liabilities, current	351,225	256,178	40,200
Other current liabilities	447,621	436,031	68,423
Total current liabilities	1,066,404	953,413	149,612
Lease liabilities, non-current	553,034	413,593	64,902
Other non-current liabilities	33,261	24,077	3,778
Total non-current liabilities	586,295	437,670	68,680
Total liabilities	1,652,699	1,391,083	218,292
	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Net revenues	1,147,942	846,298	1,027,988	161,314
Net loss	(736,149)	(396,494)	(1,832,247)	(287,520)
Net cash (used in)/provided by operating activities	(164,856)	8,435	72,702	11,409
Net cash provided by/(used in) investing activities	36,329	(41,915)	(40,811)	(6,404)
Net cash provided by/(used in) financing activities	13,358	(34,223)	(31,281)	(4,909)

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
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

1.      ORGANIZATIONS AND PRINCIPAL ACTIVITIES (cont.)

d.      Going Concern and impact of COVID-19 pandemic

The Group has incurred recurring operating losses since its inception, including net losses of RMB806.7 million, RMB507.9 million and RMB2,162.8 million for the years ended December 31, 2019, 2020 and 2021, respectively. Net cash used in operating activities was RMB223.4 million, RMB27.6 million and RMB199.1 million for the years ended December 31, 2019, 2020 and 2021, respectively. Accumulated deficit was RMB4,237.6 million as of December 31, 2021. As of December 31, 2021, the Company had cash and cash equivalents of RMB165.8 million (US$26.0 million). The COVID-19 pandemic negatively impacted the Group’s business operations for the years ended December 31, 2020 and 2021 and has continued to impact the Group’s financial position, results of operations and cash flows. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan which includes continued business transition from asset-heavy model to asset-light model in order to improve the profitability, continued exploration of new business opportunities that have synergies with our core business, push collection of long term receivables, controlling operating costs and optimizing operational efficiency to improve the Group’s cash flow from operations. The Group also plans to raise additional capital, including among others, obtaining debt financing, to support its future operation.

The Group continues to explore opportunities to grow its business. However, it has not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and the Group expects the operating losses and negative cash flows from operations will continue for the foreseeable future. If it is unable to grow the business to achieve economies of scale in the future, it will become even more difficult for the Group to sustain a sufficient source of cash to cover its operating costs. There can be no assurance, however, that the Group will be able to obtain additional financing on terms acceptable to the Group, in a timely manner, or at all. In the event that financing sources are not available, or that the Group is unsuccessful in increasing its gross profit margin, push collection of long term receivables and reducing operating losses, the Group may be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the Group’s business, financial condition and results of operations and would materially adversely affect its ability to continue as a going concern.

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

e.      Recent development

Novel coronavirus (COVID-19) was first found in December of 2019. Subsequently, COVID-l9 spread rapidly around the world. To reduce the impacts of the pandemic, the governments of many countries implemented measures such as quarantines, travel restrictions, and the temporary restrictions of business activities. This has resulted in a material and negative effect on the economy and rental market in China and caused significant loss of our business, decrease in our occupancy rates, particularly in the quarters ended March 31, 2020 and June 30, 2020 until the year ended December 31, 2021, which in turn resulted in a decrease in our revenue.

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

1.      ORGANIZATIONS AND PRINCIPAL ACTIVITIES (cont.)

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. Substantially all of our revenues and workforce are concentrated in China. The extent to which COVID-19 impacts our financial position, results of operations and cash flows in 2022 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

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

Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, valuation allowance for deferred tax assets, incremental borrowing rate, allowance for doubtful accounts, impairment of right-of-use (“ROU”) assets, other long-lived assets, goodwill and long-term investments, purchase price allocation relating to business acquisitions, and valuation of the Group’s share-based liabilities and warrant liabilities. Actual results may differ materially from those estimates.

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

d.      Business combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition- related expenses are expensed as incurred. Common forms of the consideration made in acquisitions are equity exchange; consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. For business combinations during the years ended December 31, 2019 and 2021, see Note 3. No business combinations during the year ended December 31, 2020.

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

2.      SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

f.       Impairment of ROU assets and other long-lived assets

The Group reviews its ROU assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors the Group considers to be important which could trigger an impairment review primarily includes (a) Significant underperformance relative to projected operating results; (b) Significant changes in the overall business strategy; (c) Significant adverse changes in legal or business environment and (d) Significant competition, unfavorable industry trend, or economic outlook. When these events occur, the Group measures impairment by comparing the carrying value of the ROU assets and other long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Company measured the fair value of impaired space by using discounted cash flow model. The estimates used in projected future cash flows include rental charges, occupancy rate, operating costs. The weighted average cost of capital is used as the discount rate. The Group recorded RMB21,103, RMB4,667 and RMB13,385 impairment losses on its ROU assets, RMB9,479, RMB3,460 and RMB16,347 impairment losses on its property and equipment, RMB21,448, RMB28,378 and nil impairment losses on its property held for sale during the years ended December 31, 2019, 2020 and 2021, respectively.

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

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

2.      SIGNIFICANT ACCOUNTING POLICIES (cont.)

h.      Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposits, short-term investments, equity securities without readily determinable fair values, amounts due from/to related parties, accounts receivable, prepaid expenses and other current assets, accounts payable, short-term borrowings, long-term borrowings, warrant liability and other liabilities.

As of December 31, 2020 and 2021, the carrying values of cash and cash equivalents, restricted cash, term deposits, short-term investments, accounts receivable, prepaid expenses and other current assets, accounts payable, short-term borrowings and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments. The carrying amounts of long-term borrowings approximate their fair values as their interest rates are at the same level of current market yield for comparable loans.

i.       Convenience translation

The Group’s business is primarily conducted in China and substantially all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the combined and consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.3726 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2021, or at any other rate.

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

In order to ensure that the Group’s loans under a commercial bank in PRC can be timely and fully repaid, the Group pledged RMB40,669 and nil term deposit to the commercial bank as of December 31, 2020 and 2021.

m.     Short-term investments

Short-term investments include various financial products with variable interest rates placed with financial institutions and are restricted as to withdrawal and use. The Group classifies the financial products as held-to-maturity securities. The original maturities of the short-term investments are longer than three months, but shorter than twelve months. The carrying amount of these short-term investments approximate their fair values due to the short-term maturities of these investments and are carried at cost.

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

2.      SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group reviews its short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidences in evaluating the potential impairment of its short-term investments. If the carrying amount of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the carrying amount, and the Group’s intent and ability to hold the investments. OTTI is recognized as a loss in the combined and consolidation statements of operations. No impairment charge was recognized for the years ended December 31, 2019, 2020 and 2021.

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

Goodwill is tested for impairment at the reporting unit level on an annual basis (December 31 for the Group) and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit.

Management has determined that the Group has three reporting units within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, the Group adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using the quantitative impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not that the fair value of all three reporting units are less than its carrying amount as of December 31, 2019, 2020 and 2021.

Therefore, management performed quantitative assessment using the discounted cash flow method and taking into account the market capitalization when determining the fair value of each reporting unit. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth,

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

2.      SIGNIFICANT ACCOUNTING POLICIES (cont.)

operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of each reporting unit; (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operations and the uncertainty inherent in the Group’s internally developed forecasts; and (d) the EBITDA multiples used in the market approach fair value method. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

Based on the result of the Group’s annual goodwill impairment assessment, nil, nil and RMB1,504,525 impairment loss were recognized for the years ended December 31, 2019, 2020 and 2021, respectively (see Note 7).

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

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC Topic 820 — Fair Value Measurement (“ASC 820”). If the fair value is less than the investment’s carrying value, the Group would recognize an impairment loss in the combined and consolidated statements of operations.

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

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

2.      SIGNIFICANT ACCOUNTING POLICIES (cont.)

An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

r.       Warrant liability

In connection with the issuances of ordinary shares, the Group may issue options or warrants to purchase ordinary shares. In certain circumstances, these options or warrants may be classified as liabilities, rather than as equity.

Warrants classified as equity are initially recorded at fair value and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity. Warrants classified as liabilities are initially recorded at fair value with gains and losses arising from changes in fair value recognized in the consolidated statements of operations during the period in which such instruments are outstanding.

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

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

2.      SIGNIFICANT ACCOUNTING POLICIES (cont.)

From the Perspective of Lessor

The Group recognizes workspace membership revenue under ASC 842, and all the lease contracts are operating leases. The Group provides various leasing solutions for its members and generates revenues from monthly rent in the form of membership services fees or office desk rental fee. The workspace memberships enable members to access to office space, use of a shared internet connection, access to certain facilities (kitchen, common areas, etc.), as well as fee-based for the use of conference room. The price of each membership varies, based on the basis of the particular characteristics of the office space occupied by the member, the geographic location of the workspace, and the amount of desk space in the contract. The members do not have options to purchase underlying assets at termination. Renewal of memberships are on a negotiation basis before termination. The majority of the Group’s lease contracts are fixed lease payment contracts. The Group’s variable lease payments consist of certain contracts indexed to future sales revenues of the lessees. Variable membership fees are recognized when incurred. Workspace membership revenue consists primarily of fees from members and is recognized ratably, on a monthly basis, over the lease term, as access to office space is provided. The Group applied practical expedients to choose not to separate lease and non-lease components for all lease related asset classes. The consolidated component is accounted for under ASC842. The lease term for most of the membership services is less than one year. The leases do not have renewal options and penalty is imposed if the lessees early terminate the leases. Workspace membership fees are generally collected in advance each quarter. Members are generally required to provide the Group with a deposit which is normally one-month service fee. Pursuant to the term of membership agreement, the amount of deposit may be applied against the member’s unpaid balance.

The residual value of the Group’s lease assets represents the fair value of the leased assets at the end of the lease terms. The Group relies on industry data, historical experience, independent appraisals and the experience of the management team to value lease residuals.

Operating lease income from fixed payments and variable lease income for the years ended December 31, 2019, 2020 and 2021 were as follows:
	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Operating lease income from fixed payments	555,187	417,816	375,331
Variable operating lease income	2,807	5,168	—
Total	557,994	422,984	375,331

Lease payments receivable for the following five years as of December 31, 2021 were as follows:
As of December 31, 2021
RMB
2022	180,735
2023	59,122
2024	19,889
2025	6,483
2026	2,164
Thereafter	1,151
Total	269,544

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

2.      SIGNIFICANT ACCOUNTING POLICIES (cont.)

t.       Revenue recognition

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

(iii)   Other services revenue

Other services revenue primarily consists of 1) interior design and construction revenue, 2) co-working space management fees, 3) SaaS services and IOT solutions revenue and 4) charges to members for ancillary services including printing copying, etc. Design and construction revenue is generated from two subsidiaries acquired in 2018 and one subsidiary acquired in 2021. Design revenue is recognized over time based on the basis of direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract. Construction revenue is recognized over time based on a percentage of contract costs incurred to date compared to the total estimated contract cost. Co-working space management fees is derived from managing branded co-working space locations for leased property owners. The fee generally consists of a monthly base amount plus revenue sharing. Revenue is recognized over time when service is provided. Variable consideration is estimated as the most likely amount to which the Group expects to be entitled. SaaS service and IOT solution is generated from a subsidiary acquired in 2019 and recognized upon the service was completed. Revenue from ancillary services to members is recorded upon performance obligation delivered per contracts.

Contract liabilities primarily result from the timing difference between the Group’s satisfaction of performance obligation and the customers’ payment. Substantial all marketing and branding revenue, and other services revenue is recognized over time during the years ended December 31, 2020 and 2021.

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

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

2.      SIGNIFICANT ACCOUNTING POLICIES (cont.)

w.      Government subsidies

The government subsidies provided by the local government mainly included funding to support the development of the Group’s business. The Group reports government subsidies as subsidy income when received from local government authority with no limitation on the use of the subsidies. From time to time, the Group receives government subsidies related to government sponsored projects and records such government subsidies as a liability when received and recognizes as income when the performance obligation is met or fulfilled. For the years ended December 31, 2019, 2020 and 2021, RMB16,782, RMB13,931 and RMB7,352 were received and recognized as other income in the Group’s combined and consolidated statements of operations, respectively.

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

bb.    Commitments and Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as business disputes, government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and specific facts and circumstances of each matter.

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

2.      SIGNIFICANT ACCOUNTING POLICIES (cont.)

cc.    Net loss per share

Basic and diluted loss per share is computed by dividing losses attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. During the three years ended December 31, 2019, 2020 and 2021, the Group has ordinary shares issuable upon the exercise of share options, unit purchase options and warrants as potentially dilutive ordinary shares and are excluded from the calculation for the three years, as their effects would be anti-dilutive.

dd.    Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB123,385 and RMB131,600 as of December 31, 2020 and 2021, respectively.

Interest rate risk

The Group is exposed to the impact of interest rate changes primarily through its variable-rate borrowings. As of December 31, 2020 and 2021, the Group has RMB1,000 and nil short-term borrowings with variable interest rates.

Concentration risks

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, term deposit and short-term investments. As of December 31, 2020 and 2021, substantially all of the Group’s cash and cash equivalents, term deposits and short-term investments were deposited in financial institutions located in the PRC. There is nil customer individually represent greater than 10% of total revenue for the year ended December 31, 2020. There is one customer individually represent 12.3% of total revenue for the year ended December 31, 2021.

There are three and one customer individually represent greater than 10% of total accounts receivable for the year ended December 31, 2020 and 2021, respectively. The aggregated percentage to total accounts receivable is 40.1% and 14.1% for the year ended December 31, 2020 and 2021, respectively.

There are no suppliers that individually represent greater than 10% of the total cost of revenue (excluding impairment loss) for the years ended December 31, 2020 and 2021.

ee.    Recent accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss methodology with an expected credit loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting companies as defined by the SEC. For all other entities, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group is an emerging-growth company and has elected to adopt the new standard as of the effective date applicable to nonissuers. The Group is evaluating the impact of the adoption of this standard on its consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

2.      SIGNIFICANT ACCOUNTING POLICIES (cont.)

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Group’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The adoption of this new accounting standard will not have a significant impact on the Group’s consolidated financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its consolidated financial position, statements of operations and cash flows.

3.      BUSINESS ACQUISITIONS

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

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

3.      BUSINESS ACQUISITIONS (cont.)

Other acquisitions in the year ended December 31, 2019:

During the year ended December 31, 2019, the Group also made several other business acquisitions. The total consideration of these business acquisitions was RMB22,647, of which RMB4,510 was cash consideration and RMB18,137 was previously held equity interest. The cash and cash equivalents, intangible assets, goodwill and acquired noncontrolling interests from these business acquisitions were RMB3,608, RMB562, RMB21,751 and RMB19,597, respectively. The purchase price allocations were determined by the Group with the assistance of an independent valuation appraiser.

The results of operations for all these acquired entities have been included in the Group’s combined and consolidated financial statements from their respective acquisition dates.

Business acquisitions in the year ended December 31, 2021:

During the year ended December 31, 2021, the Group made two business acquisitions which were individually and collectively immaterial business combinations. The total cash consideration of these business acquisitions was RMB3,850. The cash and cash equivalents, intangible assets, goodwill and acquired noncontrolling interests from these business acquisitions were RMB86, RMB10,699, RMB14,051 and RMB22,400, respectively. The purchase price allocations were determined by the Group with the assistance of an independent valuation appraiser.

The results of operations for all these acquired entities have been included in the Group’s combined and consolidated financial statements from their respective acquisition dates.

4.      PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:
	As of December 31,
	2020	2021
	RMB	RMB
Advances to suppliers(i)	63,513	49,652
Prepaid VAT	53,399	36,315
Rental deposit, current	7,825	27,361
Staff advances	4,791	5,314
Prepaid consulting expenses	3,848	5,259
Short-term construction deposits	2,838	5,559
Prepaid short-term rent	3,104	4,899
Interest receivable	490	166
Receivables from third-party payment platform	378	563
Others(ii)	38,612	33,647
Total	178,798	168,735
Less: Allowance for doubtful accounts	(15,397)	(21,059)
Total	163,401	147,676

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

4.      PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET (cont.)

The Group recognized bad debt loss for prepayment and other current assets of RMB1,194, RMB11,395 and RMB5,662 in 2019, 2020 and 2021, respectively.

Notes:

(i)     Advances to suppliers mainly includes prepaid advertising costs, occupancy maintenance and facilities management expenses, prepayment to construction and design suppliers as well as prepaid financing service fee to a trust account.

(ii)    Others mainly includes the loans provided to third parties and the non-trade receivables from third parties.

5.      PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:
	As of December 31,
	2020	2021
	RMB	RMB
Leasehold improvement	393,388	346,732
Buildings	164,436	148,459
Furniture	20,504	14,480
Office equipment	32,388	27,031
Vehicles	119	99
Total cost of property and equipment	610,835	536,801
Less: Accumulated depreciation	(225,788)	(264,089)
Impairment loss	(34,595)	(41,889)
Add: Foreign exchange differences	290	252
Construction in progress	238	720
Total	350,980	231,795

Depreciation expenses for the years ended December 31, 2019, 2020 and 2021 were RMB108,303, RMB76,353 and RMB71,697, respectively.

Impairment loss for the years ended December 31, 2019, 2020 and 2021 were RMB9,479, RMB3,460 and RMB16,347, respectively.

Loss on disposal for the years ended December 31, 2019, 2020 and 2021 were RMB30,604, RMB138,827 and RMB19,389, respectively.

The building located in Kaifeng, Henan Province, with carrying amount of RMB 44,737, was pledged for a 2-year RMB9,800 bank loan which was borrowed in July, 2020.

The building located in Ningbo, Zhejiang Province, with carrying amount of RMB 82,053 as of December 31, 2021, was pledged for a 1-year RMB 32,043 bank loan borrowed in January, 2021 and another 1-year RMB 12,957 bank loan borrowed in December, 2021.

As of December 31, 2021, the Group had no significant outstanding capital commitments.

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

6.      INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:
	As of December 31,
	2020	2021
	RMB	RMB
Brand name	16,567	27,267
Customer relationship	12,978	10,005
Software	8,805	12,978
Patent	13,708	13,708
Others	562	562
Total cost of intangible assets	52,620	64,520
Less: accumulated amortization	(24,200)	(34,355)
Impairment loss	—	(13,526)
Intangible asset	28,420	16,639

The Group recorded amortization expense of RMB10,803, RMB11,202 and RMB10,154 for the years ended December 31, 2019, 2020 and 2021, respectively. The Group recorded impairment loss of nil, nil and RMB 13,526 for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, the future estimated amortization expenses are as below:
As of December 31, 2021

RMB
Within one year	5,226
1 – 2 years	4,160
2 – 3 years	2,824
3 – 4 years	2,291
4 – 5 years	1,551
5 years and thereafter	587
Total	16,639

7.      GOODWILL

Goodwill consisted of the following:
	As of December 31,
	2020	2021
	RMB	RMB
Beginning Balance	1,533,485	1,533,485
Acquisitions	—	14,051
Impairment loss	—	(1,504,525)
Ending Balance	1,533,485	43,011

During the year ended December 31, 2021, goodwill was allocated to the following three reporting units: Co-working reporting unit, marketing and branding reporting unit and others reporting unit. The Group performed qualitative assessment for each reporting unit and considers primary factors such as the impact of COVID-19, overall financial performance of the reporting unit, continuous decrease in the Group’s share price and other specific

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

7.      GOODWILL (cont.)

information related to the operations. The Group determined that the above factors are more likely than not to have a significant adverse impact on the three reporting units and therefore quantitative impairment test was performed utilizing an income approach and market approach to determine the three reporting units’ fair value.

The Group performed the quantitative analysis using the discounted cash flow method and taking into account the market capitalization when determining the fair value of each reporting unit. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of each reporting unit; (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operations and the uncertainty inherent in the Group’s internally developed forecasts; and (d) the EBITDA multiples used in the market approach fair value method.

Based on the quantitative goodwill impairment test, the Group recorded goodwill impairment loss of RMB1,131,154, RMB133,523 and RMB239,848 for the co-working space, marketing and branding and others reporting units for the year ended December 31, 2021. The carrying amount of goodwill of co-working space, marketing and branding and others reporting units as of December 31, 2021 was nil, nil and RMB43,011, respectively.

8.      LONG-TERM INVESTMENTS

Long-term investments consisted of the following:
	As of December 31,
	2020	2021
	RMB	RMB
Equity method investments:
Youxiang City Hebei Real Estate Development and Operation Co., Ltd. (“Youxiang City”)(a)	603	—
Other equity method investments(b)	6,856	6,929

Equity securities without readily determinable fair values investments:
Green fire Decoration Engineering (Beijing) Co., Ltd. (Green Fire)(c)	—	13,821
Other equity securities without readily determinable fair values investments (d)	14,651	15,910
Less: impairment loss on long-term investments	(13,059)	(14,429)
Total	9,051	22,231

____________

Notes:

(a)      In July 2017, the Group signed an agreement with Youxiang City to invest RMB 9,000 in Youxiang City, a company focusing on real estate development and operation, for 30% equity interests. The Group paid RMB 3,000 in July 2017. In October 2020, Youxiang City reduced the registered paid-in capital to RMB 900 and returned the RMB 2,100 to the Group. In July 28, 2021, the Group signed an agreement to dispose Youxiang City to Youxiang Chuangzhi (Beijing) Technology Service Co., Ltd., which is the Group’s related party under common control. There was no gain or loss from the disposal of the Youxiang City.

(b)      The Group accounts for these investments by using equity method because the Group has the ability to exercise significant influence but does not have control over the Group has the ability to exercise significant influence but does not have control over the investees. The Group recognized gain or loss according to its equity interest percentage in these investees. In addition, the impairment recognized for other equity method investments were RMB 6,303, RMB 3,460 and RMB 471 for the years ended December 31, 2019, 2020 and 2021.

(c)      In March 2021, the Group invested RMB 13,821 in cash in Green fire, a decoration and material sales Company, for 10% equity interests. As the Group does not have the ability to exercise significant influence over the investee, the investment was accounted for by using equity securities without readily determinable fair value as of December 31, 2021. The 10% equity interest was frozen in relation to a legal case regarding a lease of property.

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

8.      LONG-TERM INVESTMENTS (cont.)

(d)      The balance represents equity securities without readily determinable fair values for Group does not have the ability to exercise significant influence over the investees relating to a cost method investment. For the years ended December 31, 2019, 2020 and 2021, the Group recorded impairment losses of RMB31,150, RMB6,600 and RMB 900 to other equity securities without readily determinable fair value, respectively as the Group believes the carrying value of the investments were no longer recoverable. Among the total RMB 15,910 equity securities without readily determinable fair values investments, RMB 1,700 related to 4 long-term investments were frozen in relation to a legal case regarding a lease of property.

9.      LEASE

From the Perspective of Lessee

The Group leases real estate for terms between 2 to 20 years from real estate companies. The Group generally does not have options to extend or terminate leases, as the renewal or termination of relevant lease is on negotiation basis. Lease commences when the landlords make the space available for the Group to use.

The Group sub-leased the leased premises to provide various lease solutions. All of the Group’s leases are operating leases under ASC 842.

Supplemental balance sheet information related to the leases were as follows:
	As of December 31,
	2020	2021
	RMB	RMB
ROU assets	879,348	678,769
Operating lease liabilities – current	(365,049)	(285,200)
Operating lease liabilities – non-current	(580,562)	(428,486)
Weighted average remaining lease terms	7.71 year	7.10 year
Weighted average incremental borrowing rate	10.75%	10.09%

The gain from termination of leases for the years ended December 31, 2019, 2020 and 2021 were nil, RMB168,722 and RMB94,022, respectively and recorded in other (expense)/income, net in the combined and consolidated statement of operations.

The components of lease expenses for the years ended December 31, 2019, 2020 and 2021 were as follows:
	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Operating lease expenses for variable payments	1,151	453	13,413
Operating lease expenses for fixed payments	506,026	337,608	241,466
Short-term lease expenses	7,277	10,265	10,841
Total	514,454	348,326	265,720
	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	440,170	207,803	192,570

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

9.      LEASE (cont.)

Supplemental noncash information:
	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Operating lease liabilities arising from obtaining ROU assets	315,027	11,902	150,486

The future lease payments as of December 31, 2021 were as follows:
As of December 31, 2021
RMB
2022	285,200
2023	112,645
2024	99,606
2025	92,449
2026	75,711
Thereafter	121,146
Total lease payments	786,757
Less: imputed interest	(73,071)
Total lease liabilities	713,686

10.    OTHER ASSETS, NON-CURRENT
	As of December 31,
	2020	2021
	RMB	RMB
Long-term receivable(i)	175,000	175,000
Others	19,444	19,444
Total	194,444	194,444

____________

Notes:

(i)      Long-term receivable represents the consideration receivable generated from the disposal of buildings to a third- party buyer. The Group filed appeal against the buyer because it did not repay the consideration on time as agreed. The local court has enforced asset preservation with properties value higher than the long-term receivable according to the Group’s appeal.

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

Measured at fair value on a non-recurring basis

The Group’s goodwill and intangible assets are primarily acquired through business acquisitions. Purchase price allocation are measured at fair value on a non-recurring basis as of the acquisition dates. The Group measures its goodwill and intangible assets at fair value on a non-recurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. Acquired

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

11.    FAIR VALUE MEASUREMENT (cont.)

intangible assets are measured using the income approach — discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group recorded nil and RMB1,504,525 impairment loss on goodwill, nil and RMB13,526 impairment loss on intangible assets for the years ended December 31, 2020 and 2021.

The Group measures ROU assets, property and equipment and other long-lived assets on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The fair value is determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate. The Group recorded RMB21,103, RMB4,667 and RMB13,385 impairment losses on its ROU assets, RMB9,476, RMB3,460 and RMB16,347 impairment losses on property and equipment for the years ended December 31, 2019, 2020 and 2021, respectively.

There is no transfer between different levels during the years ended December 31, 2020 and 2021.

Measured at fair value on a recurring basis

The Group measures share-based liabilities and warrant liabilities on a recurring basis. The fair value is determined using models with significant unobservable inputs (Level 3 inputs).

12.    SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:
	As of December 31,
	2020	2021
	RMB	RMB
Borrowings from commercial banks(i)	49,457	46,900
Borrowings from others(ii)	—	874
Total	49,457	47,774

____________

Notes:

(i)      In June 2018, the Group obtained a one-year line of credit of RMB30,000 from a PRC commercial bank with an annual interest rate of 5.655%. From March to April 2020, the Group drew three tranches of loans totalling RMB 9,000 at an annual interest rate of 5.655%, and the Group has fully repaid the loans in 2021.

In August 2019, the Group entered into a loan agreement with a PRC commercial bank. In August 2020, the Group drew RMB 1,000 at an annual interest rate of 5.20%, and the Group repaid the loans at due date in August 2021.

In December 2020, the Group obtained a two-year line of credit of RMB 90,000 from Xiamen International Bank with an annual interest rate of 6.80%. The Group drew two tranches of loans totalling RMB 37,957 in December, 2020 at an annual interest rate of 6.80% and the Group repaid the loan at due date in December 2021. In January 2021 and December 2021, the Group drew two tranches of loans totalling RMB 45,000 with an annual interest rate of 6.80%.

In May 2020, the Group obtained a one-year line of credit of RMB 1,500 from a PRC commercial bank and drew RMB 1,500 in June 2020 with an annual interest rate of 4.50%. At April 30, 2021, the Group repaid the loans and obtained another loan agreement with the bank for one-year of RMB 1,500 with an annual interest rate of 4.25%.

In February 2021, the Group obtained a one-year line of credit of RMB 519 from China Construction Bank. In May 2021, the Group drew RMB 400 from it with an interest rate of 4.25%.

(ii)     In March 2021, the Group entered into a loan agreement with a third party and drew two tranches of loans of RMB 1,000 and RMB 500 with an annual interest rate of 12.24% in March 2021 and May 2021. In June 2021, the Group drew loan of RMB 800 with an annual interest rate of 15%. The Group repaid RMB 750, RMB 291 and RMB 385 in 2021.

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

13.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:
	As of December 31,
	2020	2021
	RMB	RMB
Penalty payable(i)	48,021	117,590
Refundable deposits from members, current	54,999	62,947
Payable for investments and acquisitions	32,688	10,556
Payable to former shareholders of acquirees	13,782	9,958
Accrued payroll	19,062	17,397
VAT payable	15,142	5,271
Other taxes payable	3,419	5,225
Interests payable	118	308
Others	21,735	18,937
Third-party loans(ii)	53,192	43,407
Amounts reimbursable to employees	1,839	2,786
Total	263,997	294,382

____________

Notes:

(i)      This item represents penalty for early termination of lease and overdue rent.

(ii)     This item represents loans borrowed from third party individuals or companies which need to repay within one year with annual interest rate from 4.85% to 20%.

14.    LONG-TERM BORROWINGS

Long-term borrowings consisted of the following:
	As of December 31,
	2020	2021
	RMB	RMB
Long-term borrowing, current	3,618	15,137
Long-term borrowings, non-current	15,242	646
Total	18,860	15,783

In connection with the acquisition of Dongyi Yuanda in July 2018, the Group assumed a loan of RMB12,000 from a commercial bank which bears an annual interest rate at 7.03%. The annual interest rate was changed to 5.00% in 2020. The Group has repaid RMB 8,000 in September 2020 and RMB1,000 in November 2021. The remaining balance of the loan as of December 31, 2021 is RMB 3,000 with mature date of December 2022.

In 2020, the Group entered into a loan agreement with a third party and obtain loans totaling RMB 7,950 which bears interest at rate of 12.24% per year. The principal and interest should be paid monthly. The Group has repaid RMB2,890 in 2020 and RMB3,618 in 2021. The remaining balance of the loan as of December 31, 2021 is RMB 1,442 with mature date of from May 2022 to June 2022.

From August to November 2021, the Group entered into loan agreements with a third party and obtained loan totaling RMB1,790 with the loan term for 2 years, which bears interest at rate of 12.24% per year. The principal and interest should be paid monthly. The Group has repaid RMB249 in 2021. The remaining balance of the loan as of December 31, 2021 is RMB 1,541, of which RMB 895 is classified as long-term borrowings, current and RMB 646 is classified as long-term borrowings with mature dates from July 2023 to November 2023.

In 2020, the Group entered into a loan agreement with another commercial bank of RMB9,800 at an annual interest rate of 7.92%. The due date was July 2022.

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

15.    COST OF REVENUE (EXCLUDING IMPAIRMENT LOSS)

Cost of revenue (excluding impairment loss) consisted of the following:
	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Lease expenses	494,111	345,208	260,866
Employee compensation and benefits	71,134	68,890	107,739
Depreciation and amortization	109,875	76,209	68,755
Advertising costs	469,367	278,679	424,230
Other operating costs(i)	224,905	199,083	272,470
Total	1,369,392	968,069	1,134,060

____________

Notes:

(i)      Including costs for construction and design services, utilities, maintenance, daily cleaning and others.

16.    INCOME TAXES

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

Hong Kong

Ucommune HK was established in Hong Kong and is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2,000 Hong Kong dollars of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the combined and consolidated financial statements as it has no assessable profit for the years ended December 31, 2019, 2020 and 2021.

Singapore

Ucommune Singapore Pte. Ltd. was established in Singapore and is subject to Singapore corporate income taxes at the rate of 17% for the years ended December 31, 2019, 2020 and 2021.

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

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

16.    INCOME TAXES (cont.)

According to Caishui [2019] No. 13 and Caishui [2021] No. 12, small and low-profit enterprises have updated their preferential tax conditions. The entity should meet the three conditions: 1. The annual taxable income does not exceed RMB 3,000; 2. The number of employees does not exceed 300; 3. The total assets do not exceed RMB 50,000.

For small, low-profit enterprises whose annual taxable income does not exceed RMB1,000, the preferential income tax rate was 2.5%; for the annual taxable income exceeding RMB1,000 but not more than RMB 3,000, the preferential income tax rate was 10%.
	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current tax expense	5,756	3,748	5,924
Deferred tax benefit	(884)	(884)	(1,445)
Total	4,872	2,864	4,479

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets were as follows:
	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets:
Allowance for doubtful accounts	5,084	7,821
Impairment loss on long-lived assets and long-term prepaid expenses	27,289	42,634
Impairment loss on long-term investments	16,371	16,706
Accrued Liabilities	10,418	11,809
Deductible temporary difference related to advertising expenses	4,561	4,616
Deferred subsidy income	821	711
Net operating loss carrying forwards	291,750	317,242
Total deferred tax assets	356,294	401,539
Less: valuation allowance	(356,294)	(401,539)
Deferred tax assets, net	—	—

Net change in the valuation allowance of deferred tax assets are summarized as follows:
RMB
Net change of valuation allowance of Deferred tax assets
Balance at December 31, 2018	160,252
Additions-change to tax expense	119,264
Balance at December 31, 2019	279,516
Additions-change to tax expense	96,599
NOL Reductions/expirations	(19,821)
Balance at December 31, 2020	356,294
Additions-change to tax expense	66,093
NOL Reductions/expirations	(20,848)
Balance at December 31, 2021	401,539

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

16.    INCOME TAXES (cont.)

The significant components of deferred taxes liability were as follows:
	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax liabilities:
Acquired intangible assets	1,543	362

The aggregate NOLs in 2021 was RMB1,778,802 deriving from entities in the PRC, Hong Kong, Singapore and U.S. The aggregate NOLs in 2020 was RMB1,721,775 deriving from entities in the PRC, Hong Kong, Singapore and U.S.

As of December 31, 2021 and 2020, the certain entities of the Company had PRC net operating tax loss carry forwards of RMB1,627,650 and RMB1,668,412, respectively. As of December 31, 2021 and 2020, the certain entities of the Company had Hong Kong net operating tax loss carry forwards of RMB 102,156 and RMB 17,470, respectively. As of December 31, 2021 and 2020, the certain entities of the Company had Singapore net operating tax loss carry forwards of RMB47,114 and RMB33,974, respectively. As of December 31, 2021 and 2020, the certain entities of the Company had U.S. net operating tax loss carry forwards of RMB1,882 and RMB1,919, respectively. The cumulative net operating loss in the PRC can be carried forward for five years, to offset future net profits for income tax purposes. The NOLs in RPC will start to expire from in 2022 through 2026 if they are not used. The tax losses in Hong Kong, Singapore and U.S. can be carried forward without an expiration date.

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Group may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary basis. Valuation allowance of RMB279,516, RMB356,294 and RMB401,539 had been provided as of December 31, 2019, 2020 and 2021, respectively, in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

As a result of the Tax Act, the Company has evaluated whether it has an additional tax liability from the Global Intangible Low Taxed Income (“GILTI”) inclusion on current earnings and profits of its foreign controlled corporations. The law also provides that corporate taxpayers may benefit from a 50% reduction in the GILTI inclusion, which effectively reduces the tax rate on the foreign income to 10.5%. The GILTI inclusion further provides for a foreign tax credit in connection with the foreign taxes paid. As of December 31, 2021 and 2020, the Company does not have any aggregated positive tested income; and as such, did not record a liability for GILTI tax.

The Company will account for future tax liability arising from Global Intangible Low-Taxed Income, if any, as a period cost.

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

The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2020 and 2021. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

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

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

16.    INCOME TAXES (cont.)

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

Therefore, the Group is subject to examination by the PRC tax authorities based on the above.

The components of (loss) profit before income taxes are summarized as follows:
	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
PRC	(541,768)	(597,856)	(1,845,292)
Non-PRC	(258,485)	93,415	(313,039)
Total	(800,253)	(504,441)	(2,158,331)

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:
	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Loss before provision for income taxes and loss	(800,253)	(504,441)	(2,158,331)
Income tax expense computed at an applicable tax rate of 25%	(200,063)	(126,110)	(539,583)
Effect of non-deductible items	1,075	9,213	437,412
Effect of preferential tax rate	43,826	16,042	30,249
Effect of income tax rate difference in other jurisdictions	40,770	9,243	24,453
Effect of change in tax rate	—	(2,123)	(14,145)
Change in valuation allowance	119,264	96,599	66,093
Total	4,872	2,864	4,479

If the Group did not enjoy income tax exemptions and preferential tax rates for the years ended December 31, 2019, 2020 and 2021, the increase in income tax expenses and net loss per share amounts would be as follows:
	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Increase in income tax expenses	5,299	1,764	3,019
Net loss per share-basic and diluted*	(318.20)	(150.60)	(328.70)

____________

*        The net loss per share basic and diluted are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022 (Note 26)

New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

16.    INCOME TAXES (cont.)

Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25% with the statute subject to the determination by PRC tax authorities.

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

17.    SHAREHOLDER’S EQUITY

Ordinary shares

The Company was authorized to issue a total of 500,000,000 ordinary shares (25,000,000 of its ordinary shares retrospectively restated for effect of share consolidation on April 21, 2022) of a par value of $0.0001 each ($0.002 per share retrospectively restated for effect of share consolidation on April 21, 2022) prior to the SPAC Transaction. The Company had only one class of issued ordinary shares and Holders of the Company’s ordinary shares are entitled to one vote for each share.

Upon the consummation of the SPAC Transaction, the Company changed the authorized ordinary shares of the Company to (i) 400,000,000 Class A Ordinary Shares (20,000,000 of its ordinary shares retrospectively restated for effect of share consolidation on April 21, 2022) of a par value of US$0.0001 each ($0.002 per share retrospectively restated for effect of share consolidation on April 21, 2022) and (ii) 100,000,000 Class B Ordinary Shares (5,000,000 of its ordinary shares retrospectively restated for effect of share consolidation on April 21, 2022) of a par value of US$0.0001 each ($0.002 per share retrospectively restated for effect of share consolidation on April 21, 2022). Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes, voting together as one class.

Upon the consummation of the SPAC Transaction, there were 3,896,861 ordinary shares (194,843 of its ordinary shares retrospectively restated for effect of share consolidation on April 21, 2022) of Orisun remain issued and outstanding which had been replaced by the ordinary shares of the Company. The Company also issued 7,188,661 ordinary shares (359,433 of its ordinary shares retrospectively restated for effect of share consolidation on April 21, 2022) for share incentive plan. Besides, the convertible promissory note issued to Ucommune Group was automatically converted into 24,425 ordinary shares (1,221 of its ordinary shares retrospectively restated for effect of share consolidation on April 21, 2022).

Upon the consummation of the SPAC Transaction, the Company issued 6,030,670 ordinary shares (301,534 of its ordinary shares retrospectively restated for effect of share consolidation on April 21, 2022) for PIPE investors.

All outstanding rights prior to the SPAC transaction were converted into 499,892 ordinary shares (24,995 of its ordinary shares retrospectively restated for effect of share consolidation on April 21, 2022) at the same time.

Upon the closing of the underwritten public offering on February 2, 2021, the Company issued 4,938,271 Class A ordinary shares (246,914 of its ordinary shares retrospectively restated for effect of share consolidation on April 21, 2022) with net proceeds of RMB111,559 after deduction of underwriting discounts and commissions and other offering expenses of which RMB 18,244 was allocated to the issuance of new warrants at a combined offering.

On May 8, 2021, the Company issued 2,000,000 Earn-out Shares (100,000 of its ordinary shares retrospectively restated for effect of share consolidation on April 21, 2022) to certain shareholders for the revenue of the fiscal year of 2020 satisfied the corresponding condition.

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

17.    SHAREHOLDER’S EQUITY (cont.)

Warrants

As of December 31, 2021, there were 10,352,236 warrants outstanding (517,612 of its warrants retrospectively restated for effect of share consolidation on April 21, 2022), which consist of 4,673,225 warrants (233,661 of its warrants retrospectively restated for effect of share consolidation on April 21, 2022) (including public warrants and private warrants, collectively referred to as the “Prior Warrants”) outstanding before the SPAC Transaction, 5,679,011 warrants (283,951 of its warrants retrospectively restated for effect of share consolidation on April 21, 2022) issued upon the closing of the Underwritten Public Offering on February 2, 2021 (the “New Warrants”).

Prior Warrants

Each whole public warrant that was issued with units in the initial public offering (“IPO”) of Orisun in 2019 is exercisable for one ordinary share at a price of $11.50 per full share ($230.00 per share retrospectively restated for effect of share consolidation on April 21, 2022). No fractional shares will be issued upon exercise of the public warrants. The warrants became exercisable on the date of the SPAC Transaction. No public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the public warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within 90 days from the consummation of the SPAC Transaction, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the public warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their public warrants on a cashless basis. The public warrants will expire five years from the consummation of the SAPC Transaction or earlier upon redemption or liquidation.

The Company may redeem the outstanding public warrants, in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder,

•        if, and only if, the reported last sale price of the shares of common stock equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) ($330.00 per share retrospectively restated for effect of share consolidation on April 21, 2022), for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders, and

•        if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

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

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

17.    SHAREHOLDER’S EQUITY (cont.)

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

New Warrants

On February 2, 2021, the Company completed a follow-on offering of 4,938,271 Class A ordinary shares (246,914 of its shares retrospectively restated for effect of share consolidation on April 21, 2022) and warrants to purchase 4,938,271 Class A ordinary shares (246,914 of its shares retrospectively restated for effect of share consolidation on April 21, 2022) at a combined offering price of US$4.05 for one ordinary share ($81.00 per share retrospectively restated for effect of share consolidation on April 21, 2022) and one firm warrant (“New Warrants”) to purchase one ordinary share, or the base offering. The warrants will expire on February 2, 2026. The underwriter in this offering exercised its option in full to purchase an additional 740,740 warrants (37,037 of its warrants retrospectively restated for effect of share consolidation on April 21, 2022) to purchase ordinary shares at an offering price of US$0.01 per warrant ($0.2 per warrant retrospectively restated for effect of share consolidation on April 21, 2022), which closed concurrently with the base offering.

No fractional shares will be issued upon exercise of the new warrant. No new warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the new warrants and a current prospectus relating to such shares of common stock.

The new Warrants are classified as a liability and the fair value allocated to the new Warrants was RMB11,211 as of December 31, 2021. The warrants liability will be re-measured at each reporting period until the warrants are exercised or expire and any changes will be recognized in the statement of operations. No warrants were exercised as of December 31, 2021.

The table below provides a reconciliation of the beginning and ending balance for the liabilities measured using fair significant unobservable inputs:
Insurance of warrants on February 2, 2021	18,244
Change in fair value	(6,837)
Foreign currency translation adjustment	(196)
Balance – December 31, 2021	11,211

Unit Purchase Option

There was an option purchased by the IPO underwriter of Orisun in 2019, to purchase 300,000 units (15,000 of its units retrospectively restated for effect of share consolidation on April 21, 2022) exercisable at $11.50 per unit ($230 per unit retrospectively restated for effect of share consolidation on April 21, 2022) commencing on the consummation of the SPAC Transaction. In connection with the underwriter’s election to partially exercise its over-allotment option on August 28, 2019, there was an additional 33,002 unit (1,650 of its units retrospectively restated for effect of share consolidation on April 21, 2022) purchase options issued to the underwriter. The unit purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from the effective date of the registration statement related to the initial public offering of Orisun (i.e., expires by August 2, 2024).

The unit purchase options were recognized as equity instrument, which is classified within equity as additional paid-in capital.

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

18.    EMPLOYEE DEFINED CONTRIBUTION

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB27,965, RMB21,451 and RMB23,327 for years ended December 31, 2019, 2020 and 2021, respectively.

19.    SHARE-BASED COMPENSATION

a.      Incentive Plan

2019 Plan

On September 19, 2019, September 1, 2020 and October 13, 2020, Ucommune Group granted 13,870,231, 1,843,899 and 191,062 share options (693,512, 92,195 and 9,553 of its share options retrospectively restated for effect of share consolidation on April 21, 2022) to Ucommune Group’s employees and non-employees (the “Grantees”) at an exercise price of $0.0001 per share ($0.002 per share retrospectively restated for effect of share consolidation on April 21, 2022) respectively. The expiration date of the share options was the 10th anniversary of the date of grant. The options will vest in accordance with four types of vesting schedules set out in the respective option award agreement.

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

2020 Plan

In connection with the SPAC Transaction, the Company adopted the 2020 Plan on November 17, 2020 (the “Replacement Date”), which is also the effective date of the SAPC Transaction to assume and replace the 2019 Plan. The Company rolled over options granted under the 2019 Plan with nearly the same terms. One option granted under the 2019 Plan was assumed and replaced by 0.4783 option under the 2020 Plan and the exercise price of the options was increased from $0.0001 per share to $0.00021 (0.0001 divided by 0.4783) per share (from $0.002 per share to $0.00418 retrospectively restated for effect of share consolidation on April 21, 2022). The 2020 Plan provides for the issuance of up to an aggregate of 7,188,661 of Class A ordinary shares (359,433 of its share options retrospectively restated for effect of share consolidation on April 21, 2022).

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

19.    SHARE-BASED COMPENSATION (cont.)

The fair value of option granted was estimated on the date of grant using the binominal option- pricing model with the following assumptions used for grants during the applicable periods:
	For the years ended December 31,
	2019	2020
	RMB	RMB
Risk-free interest rate	1.80%	0.66% – 0.71%
Volatility	37.34%	22.67% – 35.44%
Dividend yield	—	—
Life of options (in years)	10	10
Fair value of underlying ordinary shares*	830.20	689.40

____________

*        The fair value of underlying ordinary shares is presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022.

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

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

19.    SHARE-BASED COMPENSATION (cont.)

A summary of options activities during the year ended December 31, 2020 and 2021 is presented below:
	Number of options*	Weighted average exercise price USD*	Weighted average grant date fair value RMB*	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at January 1, 2020	693,513	0.002	830.20	9.72
Granted (before Replacement Date)	101,748	0.002	689.40
Forfeited (before Replacement Date)	(63,585)	0.002	817.20
Conversion due to recapitalization	(381,691)	0.004	744.40
Forfeited (after Replacement Date)	(1,050)	0.004	830.20
Options outstanding at December 31, 2020	348,935	0.004	811.80	8.85	287,773
Granted	—	—	—
Exercised	(45,216)	0.004	806.80
Forfeited	(5,426)	0.004	803.00
Options outstanding at December 31, 2021	298,293	0.004	812.60	7.84	26,237
Options vested and expected to vest as of December 31, 2021	298,293	0.004	812.60	7.84	26,237
Options exercisable as of December 31, 2021	211,344	0.004	807.00	7.88	18,589

____________

*        The shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022.

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $0.69 ($13.80 per share retrospectively restated for effect of share consolidation on April 21, 2022) of the Company’s ordinary share on December 31, 2021.

The fair values of the options granted for the years ended December 31, 2019 and 2020 are as follows, no options granted for the year ended December 31, 2021:
	For the years ended December 31,
	2019	2020
	RMB	RMB
Weighted average grant date fair value of option per share*	830.20	1,071.40
Aggregate grant date fair value of options**	575,788	373,832

____________

*        The weighted average grant date fair value of option per share is presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022.

**      In connection with the SPAC transaction effective date on November 17, 2020, the Company adopted the 2020 Plan and replace the 2019 Plan. Therefore, the aggregated grant date fair value of options for the year ended December 31, 2019 of RMB 575,788 was replaced by RMB 275,402. The aggregated grant date fair value of options granted in 2020 was RMB 98,430.

As of December 31, 2021, there was approximately RMB52,221 of total unrecognized compensation cost related to unvested share options. The unrecognized compensation costs are expected to be recognized over a weighted average period of 1.45 years.

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

19.    SHARE-BASED COMPENSATION (cont.)

Total share-based compensation expense for the years ended December 31, 2020 and 2021 were as follows:
	For the year ended December 31,
	2020	2021
Cost of revenue	7,375	40,588
Selling and marketing	11,740	23,870
General and administrative	145,508	86,719
Total share-based compensation expense	164,623	151,177

b.      Earn-out compensation from SPAC Transaction

In connection with SPAC Transaction, 4,000,000 Earnout Shares (200,000 of its earnout shares retrospectively restated for effect of share consolidation on April 21, 2022) were granted to certain shareholders of Ucommune Group as disclosed in Note 1 (b).

The Company accounted for the Earnout Shares as share-based compensation under ASC 718. The Company determined the fair value of the earn-out shares using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. Assumptions used to estimate the fair values of the share options granted or modified were as follows:
For the years ended December 31, 2020

RMB
Risk-free interest rate	0.10% – 0.24%
Volatility	29.80% – 32.58%
Dividend yield	—
Life (in years)	0.45 – 2.45
Fair value of the underlying ordinary shares (USD)*	163.40

____________

*        The fair value of the underlying ordinary shares is presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022.

Total share-based compensation expense of earn-out shares for the years ended December 31, 2021 were as follows:
For the year ended December 31, 2021
General and administrative	94,266

20.    NET LOSS PER SHARE

For the years ended December 31, 2019, 2020 and 2021, for the purpose of calculating net loss per share as a result of the reorganization as described in Note 1, the number of shares used in the calculation reflects the outstanding shares of the Company as if the reorganization took place at the beginning of the period presented.

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

20.    NET LOSS PER SHARE (cont.)

Basic and diluted net loss per share for each of the year presented were calculated as follows:
	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net loss attributable to Ucommune International Ltd.’s shareholders	(791,150)	(488,492)	(1,996,413)
Denominator:
Weighted average ordinary shares used in computing basic and diluted loss per share**	2,503,708	3,257,088	4,313,064
Basic and diluted net loss per share**	(316.00)	(149.98)	(462.88)

____________

*        The potential dilutive securities were not included in the calculation of dilutive net loss per share in those periods where their inclusion would be anti-dilutive.

**      The ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022 (Note 26)

21.    RELATED PARTIES BALANCES AND TRANSACTIONS

The Group had the following related parities:

a.      Executive Officers and companies controlled by executive officers

b.      Equity method investees

c.      Companies controlled by the same controlling shareholders.

d.      The 30% equity holder of Shengguang Zhongshuo

e.      The wholly owned subsidiary of d.

I.       Balances:

The Group had the following related party balances:
	Relationship	Notes	As of December 31,
			2020	2021
			RMB	RMB
Amounts due from related parties:
Guangdong Advertising Co., Ltd.	(d)	(i)	2,529	35,872
Youxiang Group	(c)	(ii)	21,778	19,230
Others		(iii)	494	111
			24,801	55,213

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

21.    RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

	Relationship	Notes	As of December 31,
			2020	2021
			RMB	RMB
Amounts due to related parties:
Youxiang Group	(c)	(iv)	67,669	20,159
Angela Bai	(a)	(v)	4,750	—
Guangdong Marketing Advertising Group	(e)	(vi)	18,667	12,280
Others			1,651	2,221
			92,737	34,660

____________

Notes:

(i)      Amounts due from Guangdong Advertising Co., Ltd. are marketing service fee receivable and prepaid advertising fee.

(ii)     Amounts due from Youxiang Group are construction fee and rental deposits.

(iii)    Amounts due from others are operating management fees and operating management fees and prepaid marketing service fee.

(iv)    Amounts due to Youxiang Group are accrued lease expenses, property management expenses and borrowing with annual interest rate of 4.785%

(v)      In August 2020, Angela Bai, spouse of Dr. Daqing Mao, extended two loans of US$1,100 and RMB8,000 to the Group, respectively. One loan had an interest rate of 8.0% per annum with a maturity date of January 4, 2021, and the other had an interest rate of 4.785% per annum with a maturity date of August 15, 2021. In October 2020, Angela Bai, lent another loan of RMB 1,500 with interest rate of 4.785% and a maturity date of January 5, 2021 to the Group. As of December 31, 2021, all the loans from Angela Bai were paid off.

(vi)    Amounts due to Guangdong Marketing Advertising Group are accounts payable for advertisement distribution services.

The Group entered into leases with Youxiang Group and the related ROU assets as of December 31, 2020 and 2021 were RMB17,622 and nil, respectively. The related lease liabilities as of December 31, 2020 and 2021 were RMB24,566 and nil, respectively.

II.     Transactions:

Lease expenses
			For the Years Ended December 31,
	Relationship	Notes	2019	2020	2021
			RMB	RMB	RMB
Youxiang Group	(c)	(i)	22,336	12,645	5,134

Revenues
			For the Years Ended December 31,
	Relationship	Notes	2019	2020	2021
			RMB	RMB	RMB
Youxiang Group	(c)	(ii)	12,116	20,124	26,087
Guangdong Advertising Co., Ltd.	(d)	(iii)	117,796	77,046	45,528

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

21.    RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

Property management expense
			For the Years Ended December 31,
	Relationship	Notes	2019	2020	2021
			RMB	RMB	RMB
Youxiang Group	(c)	(iv)	3,531	3,668	5,106

Promotion consulting expense
			For the Years Ended December 31,
	Relationship	Notes	2019	2020	2021
			RMB	RMB	RMB
Xinjiang Xinzhongshuo Marketing Co., Ltd.	(a)	(v)	4,350	—	—

Purchase of advertisement distribution resources
			For the Years Ended December 31,
	Relationship	Notes	2019	2020	2021
			RMB	RMB	RMB
Xinjiang Xinzhongshuo Marketing Co., Ltd.	(a)	(vi)	47,425	5	—
Guangdong Advertising Co., Ltd.	(d)	(vi)	2,871	1,081	1,929
Guangdong Advertising Marketing Group	(e)	(vi)	8,687	10,418	12,566

Settlement of payable by disposal of a subsidiary
			For the Years Ended December 31,
	Relationship	Notes	2019	2020	2021
			RMB	RMB	RMB
Youxiang Group	(c)	(vii)	—	—	14,525

____________

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

(vii)   On July 28, 2021, the Group disposed of one of its subsidiaries, Beijing Ucommune Jingkai Technology Co., Ltd. to Youxiang Group with a consideration of RMB14,525, which was used to settlement the payables due to Youxiang Group. No gain or loss recognized as it is the transaction under common control.

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

22.    COMMITMENTS AND CONTINGENCIES

Capital commitment

As of December 31, 2021, the Group had no significant outstanding capital commitments.

Contingencies

From time to time, the Group is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Group cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Group’s consolidated financial condition or cash flows.

23.    RESTRICTED NET ASSETS

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

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital, additional paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital, additional paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB4,211,944 and RMB4,220,272 as of December 31, 2020 and 2021, respectively.

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

24.    SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance.

The Group’s CODM has been identified as the CEO. For the years ended December 31, 2019, 2020 and 2021, there are three operating segments identified including workspace membership, marketing and branding, and others.

The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC. The Group’s CODM evaluates performance based on each operating segment’s revenue and costs of revenue (excluding impairment loss). Revenues and cost of revenue (excluding impairment loss) by segment are presented below.
	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenue:
Workspace membership	557,994	422,984	376,642
Marketing and branding services	534,826	317,461	463,475
Other services	74,538	136,692	217,391
Total revenue	1,167,358	877,137	1,057,508
Cost of revenue (excluding impairment loss)
Workspace membership	(814,002)	(557,102)	(508,121)
Marketing and branding services	(485,473)	(297,893)	(444,717)
Other services	(69,917)	(113,074)	(181,222)
Total cost of revenue (excluding impairment loss)	(1,369,392)	(968,069)	(1,134,060)

The Group’s CODM does not review the financial position by operating segment, thus total assets by operating segment is not presented.

25.    PARENT ONLY INFORMATION

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

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

25.    PARENT ONLY INFORMATION (cont.)

The following represents condensed unconsolidated financial information of Ucommune International Ltd.

Condensed Balance Sheets:
	As of December 31,
	2020		2021
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	181,262	1,284	201
Amount due from inter-company	235,086	493,382	77,421
Other current assets	979	—	—
Non-current assets
Investment in subsidiaries	1,623,395	—	—
TOTAL ASSETS	2,040,722	494,666	77,622

LIABILITIES AND EQUITY
Current liabilities
Investment deficit in subsidiaries and consolidated VIEs	—	97,625	15,319
Other current liabilities	40,409	49,276	7,732
Total current liabilities	40,409	146,901	23,051

Non-current liabilities:
Other non-current liabilities	—	11,211	1,759
TOTAL LIABILITIES	40,409	158,112	24,810

EQUITY
Class A ordinary shares (20,000,000 and 20,000,000 authorized, 3,549,969 and 3,896,916 issued and outstanding as of December 31, 2020 and, 2021, with par value of US$0.002(i))	49	54	8
Class B ordinary shares (5,000,000 and 5,000,000 authorized, 472,622 and 472,622 issued and outstanding as of December 31, 2020 and, 2021, with par value of US$0.002(i))	6	6	1
Additional paid-in capital	4,230,656	4,566,956	716,655
Accumulated deficit	(2,235,140)	(4,231,553)	(664,023)
Accumulated other comprehensive loss	4,742	1,091	171
TOTAL EQUITY	2,000,313	336,554	52,812
TOTAL LIABILITIES AND EQUITY	2,040,722	494,666	77,622

____________

(i)      The ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022 (Note 26).

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

25.    PARENT ONLY INFORMATION (cont.)

Condensed Statements of Operations and Comprehensive Loss:
	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
Loss from operations	(11,110)	(42,702)	(120,491)	(18,907)
Loss from investment in subsidiaries	(780,040)	(445,790)	(1,875,922)	(294,373)
Net loss	(791,150)	(488,492)	(1,996,413)	(313,280)
Other comprehensive loss	91	5,668	(3,651)	(573)
Total Comprehensive loss	(791,059)	(482,824)	(2,000,064)	(313,853)

Condensed Statements of Cash Flows:
	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
Net cash used in operating activities	(69,622)	(179,963)	(290,529)	(45,590)
Net cash used in investing activities	—	—	—	—
Net cash provided by financing activities	69,762	375,462	111,724	17,532
Reverse recapitalization	—	39,162	—	—
Equity financing through PIPE	—	336,300	—	—
Cash received from convertible bond	69,762	—	—	—
Underwritten public offering financing, net of listing fee	—	—	111,559	17,506
Capital contribution from minority shareholders	—	—	165	26
Net increase in cash and cash equivalents	140	177,862	(176,718)	(27,731)
Cash and cash equivalents at beginning of the year	—	140	178,002	27,932
Cash and cash equivalents at end of the year	140	178,002	1,284	201

26.    SUBSEQUENT EVENTS

On January 26, 2022, the Company entered into and closed a private placement pursuant to a securities purchase agreement (the “Securities Purchase Agreement”) with JAK Opportunities LLC (the “Purchaser”) for the offering of a $3,000,000 principal amount 8% senior convertible debenture (the “Debenture”), a warrant (the “Series A Warrant”) to purchase 3,750,000 ordinary shares (187,500 of ordinary shares retrospectively restated for effect of share consolidation on April 21, 2022) (the “Ordinary Shares”) of the Company, at an exercise price of $4.05 per Ordinary Share ($81 per Ordinary Share retrospectively restated for effect of share consolidation on April 21, 2022), a warrant (the “Series B Warrant”) to purchase 18,750,000 Ordinary Shares (937,500 of ordinary shares retrospectively restated for effect of share consolidation on April 21, 2022), at an exercise price of $1.00 per ordinary share ($20 per Ordinary Share retrospectively restated for effect of share consolidation on April 21, 2022), and a warrant (the “Series C Warrant”, together with the Series A Warrant and the Series B Warrant, the “Warrants”) to purchase 18,750,000 Ordinary Shares (937,500 of ordinary shares retrospectively restated for effect of share consolidation on April 21, 2022), at an exercise price of $4.05 per Ordinary Share ($81 per Ordinary Share retrospectively restated for effect of share consolidation on April 21, 2022). The net proceeds to the Company from the offering were approximately $2.6 million. The Company intends to use the proceeds from the issuance of the Debenture and the Warrants for working capital purposes. On

UCOMMUNE INTERNATIONAL LTD.
NOTES TO COMBINED AND CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except share and per share data, or otherwise noted)

26.    SUBSEQUENT EVENTS (cont.)

March 1, 2022, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Debenture, and Warrants to set a floor price of $0.30 per Ordinary Share ($6 per Ordinary Share retrospectively restated for effect of share consolidation on April 21, 2022) for the conversion price of the Debenture and exercise price of the Warrants. The Company has evaluated the accounting impact on private placement and determined that debenture and warrants are separately freestanding financial instrument and the warrant was classified as liability, while the fair value of warrant liability is still in the evaluation process.

On April 21, 2022, at an extraordinary general meeting, the shareholders of the Company approved a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 (the “Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Company should be US$50,000.00 divided into 25,000,000 ordinary shares of par value of US$0.002 each, comprising (a) 20,000,000 Class A ordinary shares of par value of US$0.002 each and (b) 5,000,000 Class B ordinary shares of par value of US$0.002 each, and there were 4,369,506 ordinary shares outstanding. Other than the subsequent event described above, the Company did not identify any subsequent events that would have required adjustment or disclosure on the combined and consolidated financial statements.

The Company has evaluated subsequent events through the issuance of the combined and consolidated financial statements and no other subsequent event is identified that would have required adjustment or disclosure in the consolidated financial statements.