Form 20-F/A
period 2021-12-31
Ucommune International Ltd
filed 2022-05-13
CIK 1821424

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Auditor Name: Marcum Bernstein & Pinchuk LLP     Auditor Location: Beijing, China     Auditor Firm ID: 5395

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the Annual Report on Form 20-F of Ucommune International Ltd (the “Company”) for the fiscal year ended December 31, 2021, originally filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2022 (the “Original Form 20-F”), is being filed solely to file the full versions of Exhibit 12.1 and Exhibit 12.2 to include certain statements which were advertently omitted in the Original Form 20-F.

This Amendment No. 1 contains only the cover page, this explanatory note, the exhibit index, the signature page and the certifications on Exhibit 12.1 and Exhibit 12.2.

Except for the foregoing, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information contained in the Original Form 20-F, or reflect any events that have occurred after the filing of the Original Form 20-F. The Original Form 20-F, as amended by this Amendment No. 1, continues to speak as of the initial filing date of the Original Form 20-F. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 20-F, and the Company’s filings made with the SEC subsequent to the filing of the Original Form 20-F.

ITEM 19. EXHIBITS

Exhibit No.	Description
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A on its behalf.

UCOMMUNE INTERNATIONAL LTD

Date: May 13, 2022	By:	/s/ Xin Guan
	Name:	Xin Guan
	Title:	Chief Executive Officer

3