Form 20-F
period 2022-12-31
Ucommune International Ltd
filed 2023-04-25
CIK 1821424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Guang Hua Road, No 2, Tower D, Floor B1
Chaoyang District, Beijing 100026
People’s Republic of China
(Address of Principal Executive Offices)

Ms. Xin Guan, Chief Executive Officer
Guang Hua Road, No 2, Tower D, Floor B1
Chaoyang District, Beijing 100026
People’s Republic of China
Tel: +8610 65067789
Email: weisf@ucommune.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares, US$0.002 par value per share	UK	The Nasdaq Stock Market LLC
Warrants* to purchase Class A ordinary shares	UKOMW	The Nasdaq Stock Market LLC

*	expiring on November 17, 2025.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

5,125,479 ordinary shares, including 4,652,857 Class A ordinary shares and 472,622 Class B ordinary shares issued and outstanding as of December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Introduction

Except where the context otherwise requires and for purposes of this annual report only:

●	“AI” refers to artificial intelligence;

●	“app” refers to mobile app;

●	“Beijing Melo” refers to Beijing Melo Technology Co., Ltd.;

●	“Beijing U Bazaar” refers to Beijing Ubazaar Technology Co., Ltd.;

●	“Business Combination” refers to (1) reincorporation of Orisun Acquisition Corp in Cayman Islands by merging with and into our company; and (2) merger of Everstone International Ltd, a Cayman Islands exempted company and wholly owned subsidiary of our company, with and into Ucommune Group Holdings Limited (“Ucommune Group Holdings”), resulting in Ucommune Group Holdings being a wholly owned subsidiary of our company.

●	“CAGR” refers to compound annual growth rate;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and the Macau Special Administrative Region;

●	“Class A ordinary shares” or “our Class A ordinary shares” refers to the Class A ordinary shares, par value US$0.002 per share, of the Parent, carrying one vote per share;

●	“Class B ordinary shares” or “our Class B ordinary shares’ refers to the Class B ordinary shares, par value US$0.002 per share, of the Parent, carrying 35 votes per share;

●	“Generation Z” refers to the demographic cohort in China of individuals born from 1990 to 2009;

●	“GMV” refers to gross merchandize value;

●	“Greater China” refers to, for the purpose of this annual report only, China as well as Hong Kong, Macau Special Administrative Region and Taiwan;

●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;

●	“individual members using workstations” refers to the individuals that use our workstations under a membership agreement as of a given date, excluding the individuals that have access to a workstation on as-needed basis;

●	“IoT” refers to internet of things;

●	“IT” refers to information technology;

●	“mature spaces” refers to spaces that have been open for more than 24 months;

●	“members” refers to the individuals and enterprises that have registered on U Bazaar as of a given date;

●	“new tier-1 cities” refers to the relatively developed cities following the tier-1 cities: Chengdu, Hangzhou, Nanjing, Qingdao, Kunming, Shenyang, Tianjin, Wuhan, Xi’an, Changsha, Chongqing, Suzhou, Ningbo, Zhengzhou and Dongguan;

●	“ordinary shares” refers to our Class A and Class B ordinary shares of par value US$0.002 per share;

●	“Parent” refers to Ucommune International Ltd, our ultimate Cayman Islands holding company and a Nasdaq-listed company;

●	“PIPE” refers to the investment of US$60.9 million in by certain backstop investors in connection with our company’s Business Combination.

●	“RMB” or “Renminbi” refers to the legal currency of the PRC;

●	“SAFE” refers to the State Administration for Foreign Exchange;

●	“Shengguang Zhongshuo” refers to Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd.;

●	“SME” refers to small and medium enterprises;

●	“space(s) operated by our associate(s)” refers to the co-working space(s) in which we have a minority interest investment but are operated by our associate(s); and we account for our investment under the equity method but do not consolidate the revenue of such spaces into our consolidated financial statements;

●	“tier-1 cities” refers to the most developed cities in the PRC: Beijing, Shanghai, Guangzhou and Shenzhen;

●	“U Bazaar” refers to the mobile app developed by Beijing U Bazaar Technology Co., Ltd.;

●	“Ucommune Technology” refers to Ucommune (Beijing) Technology Co., Ltd.;

●	“Ucommune Venture” refers to Ucommune (Beijing) Venture Investment Co., Ltd.;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“variable interest entities” or “VIEs” refers to Ucommune Venture, Beijing U Bazaar and Weixue Tianxia (including each of their consolidated subsidiaries in China, if any), which are PRC companies in which the Parent does not have equity interests but whose financial results have been consolidated into the consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP, due to the Parent being the primary beneficiary of, such entities;

●	“we,” “us,” “our company,” “our” or “Ucommune” refers to Ucommune International Ltd, a Cayman Islands company, its subsidiaries and, in the context of describing our operations and consolidated financial statements, the consolidated VIEs;

●	“Weixue Tianxia” refers to Beijing Weixue Tianxia Education Technology Co., Ltd;

●	“wholly foreign-owned enterprises” or “WFOEs” refers to Ucommune Technology and Beijing Melo;

●	“2019 plan” refers to a share incentive plan of the Parent adopted on August 22, 2019; and

●	“2020 plan” refers to a share incentive plan of the Parent adopted on November 17, 2020, as amended, to assume and replace the 2019 plan.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Implications of Being a Company with the Holding Company Structure and the VIE Structures

The VIE Structures and Associated Risks

Ucommune International Ltd, the Parent, is the ultimate Cayman Islands holding company with no material operations of its own. The Parent carries out its business in China through the WFOEs and their respective contractual arrangements, commonly known as the VIE structures, with the VIEs based in China and their respective shareholders, due to the PRC regulatory restrictions on direct foreign investment in value-added telecommunications services (“VATSs”) and certain other businesses. Investors in our securities are purchasing the equity securities of Ucommune International Ltd, the Cayman Islands holding company, rather than the equity securities of the VIEs in which our operations are conducted.

The VIE structures were established through a series of agreements, including those by and among Ucommune Technology, Ucommune Venture and the shareholders of Ucommune Venture, those by and among Ucommune Technology, Beijing U Bazaar and the shareholder of Beijing U Bazaar, and those by and among Beijing Melo, Weixue Tianxia and the shareholders of Weixue Tianxia. The series of agreements generally comprises executive business cooperation agreements (or exclusive technology consulting and service agreement), equity pledge agreements, exclusive option agreements, shareholders’ voting rights proxy agreements and spousal consent letters. The contractual arrangements allow us to (1) be considered as the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the VIEs, (2) receive substantially all of the economic benefits of the VIEs, (3) have the pledge right over the equity interests in the VIEs as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. For details, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with the VIEs and Their Respective Shareholders.”

However, neither the Parent nor WFOEs own any equity interest in the VIEs. Our contractual arrangements with the VIEs and their respective shareholders are not equivalent of an investment in the equity interest of the VIEs. Instead, as described above, we are regarded as the primary beneficiary of the VIEs and consolidate the financial results of the VIEs under U.S. GAAP in light of the VIE structures.

The VIE structures involve unique risks to holders of our securities. It may be less effective than direct ownership in providing us with operational control over the VIEs, and we may incur substantial costs to enforce the terms of the arrangements. For instance, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIEs in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to direct the VIEs’ activities. The shareholders of the VIEs may not act in the best interests of our company or may not perform its obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

We may face challenges in enforcing the contractual arrangements due to jurisdictional and legal limitations. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to the contractual arrangements with the VIEs and their respective shareholders through the WFOEs. As of the date of this annual report, the contractual arrangements governing the VIEs have not been tested in a court of law. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required licenses, permits, registrations or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. The PRC regulatory authorities could disallow the VIE structures at any time in the future. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties and may incur substantial costs to enforce the terms of the arrangements, or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our subsidiaries, the VIEs and our shareholders face uncertainty with respect to potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our company and the VIEs as a whole. For details, see “— D. Risk Factors — Risks Relating to Our Corporate Structure.”

Revenues contributed by the VIEs accounted for substantially all of our net revenue in 2020, 2021 and 2022. For a condensed consolidation schedule depicting the results of operations, financial position and cash flows for us, the WFOEs and the VIEs during 2020, 2021 and 2022, see “Item 5. Operating and Financial Review and Prospects.” For details of the permissions and licenses required for operating our business in China and the related limitations, see “— Our Operations in China and Permissions Required from the PRC Authorities for Our Operations.”

Cash and Asset Flows through Our Organization

In light of our holding company structure and the VIE structures, our ability to pay dividends to the shareholders, and to service any debt we may incur may highly depend upon dividends paid by the WFOEs to us and service fees paid by the VIEs to the WFOEs, despite that we may obtain financing at the holding company level through other methods. For instance, if any of the WFOEs or the VIEs incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us and our shareholders, as well as the ability to settle amounts owed under the contractual arrangements. As of the date of this annual report, none of Ucommune International Ltd, the WFOEs and the VIEs has paid any dividends or made any distributions to their respective shareholders, including any U.S. investors, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Dividend Policy” for details. In 2020, 2021 and 2022, the total amount of the service fees that the VIEs paid to the WFOEs under the contractual arrangements was nil, nil and nil, respectively. We expect to continue to distribute earnings and settle the service fees owed under the contractual arrangements at the request of the WFOEs and based on our business needs, and do not expect to declare dividend in the foreseeable future.

Under PRC laws and regulations, the WFOEs are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, the WFOEs and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Remittance of dividends by the WFOEs out of China is also subject to certain procedures with the banks designated by the PRC State Administration of Foreign Exchange (“SAFE”). These restrictions are benchmarked against the paid-in capital and the statutory reserve funds of the WFOEs and the net assets of the VIEs in which we have no legal ownership. In addition, while there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between Ucommune International Ltd and our subsidiaries incorporated in Hong Kong (the “HK Subsidiaries”), if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our HK Subsidiaries in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on Ucommune International Ltd, its subsidiaries and the VIEs to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong.

Under PRC laws and regulations, we, the Cayman Islands holding company, may fund the WFOEs only through capital contributions or loans, and fund the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For details, see “— D. Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially adversely affect our ability to conduct our business,” and “— D. Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially adversely affect our liquidity and our ability to fund and expand our business.”

See also “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources. — Holding Company Structure.”

Financial Statement Information Related to the VIE Structures

The following condensed consolidated financial statements present information related to the Parent, i.e., Ucommune International Ltd, which is our investment holding company, the VIEs, the WFOEs, the HK Subsidiaries and other subsidiaries as of and for the periods indicated.

	As of December 31, 2022
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Cash and cash equivalent	658	46,886	3,169	2,032	500	—	53,245
Inter-Company balances due from VIEs/Subsidiaries	501,913	—	—	—	—	(501,913)	—
Other current assets	42,090	316,832	27,580	1	318,635	(393,427)	311,711
Total current assets	544,661	363,718	30,749	2,033	319,135	(895,340)	364,956
Property and equipment, net	—	131,291	4	30	—	—	131,325
Right of use assets, net	—	319,263	—	—	—	—	319,263
Other non-current assets	—	213,182	—	2,873	6,767	—	222,822
Total non-current assets	—	663,736	4	2,903	6,767	—	673,410
Total assets	544,661	1,027,454	30,753	4,936	325,902	(895,340)	1,038,366
Accounts payable	5,498	273,813	—	5,668	1,393	(6,693)	279,679
Investment deficit in subsidiaries and consolidated VIEs	400,518	—	—	—	—	(400,518)	—
Inter-Company balances due to Parent/VIEs/Subsidiaries	—	221,904	11,199	141,599	127,211	(501,913)	—
Lease liabilities, current	—	162,791	—	—	—	—	162,791
Other current liabilities	73,087	318,570	23,177	94,398	218,886	(386,500)	341,618
Total current liabilities	479,103	977,078	34,376	241,665	347,490	(1,295,624)	784,088
Lease liabilities, non-current	—	153,298	—	—	—	—	153,298
Other non-current liabilities	14,291	9,297	—	—	—	—	23,588
Total non-current liabilities	14,291	162,595	—	—	—	—	176,886
Total liabilities	493,394	1,139,673	34,376	241,665	347,490	(1,295,624)	960,974
Total Equity/(Deficit)	51,267	(112,219)	(3,623)	(236,729)	(21,588)	400,284	77,392

	As of December 31, 2021
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Cash and cash equivalent	1,284	125,064	6,521	29,236	3,687	—	165,792
Inter-Company balances due from VIEs/Subsidiaries	493,382	—	—	—	—	(493,382)	—
Other current assets	—	382,788	13,800	50,704	88,265	(123,776)	411,781
Total current assets	494,666	507,852	20,321	79,940	91,952	(617,158)	577,573
Property and equipment, net	—	229,655	17	2,123	—	—	231,795
Right of use assets, net	—	644,886	—	2,785	31,098	—	678,769
Goodwill	—	28,912	—	—	14,099	—	43,011
Other non-current assets	—	333,442	—	8,219	206	—	341,867
Total non-current assets	—	1,236,895	17	13,127	45,403	—	1,295,442
Total assets	494,666	1,744,747	20,338	93,067	137,355	(617,158)	1,873,015
Accounts payable	5,231	261,204	—	—	—	(3,217)	263,218
Investment deficit in subsidiaries and consolidated VIEs	97,625	—	—	—	—	(97,625)	—
Inter-Company balances due to Parent/VIEs/Subsidiaries	—	196,429	12,256	123,769	160,928	(493,382)	—
Lease liabilities, current	—	256,178	—	6,570	22,452	—	285,200
Other current liabilities	44,045	436,031	6,870	95,314	318,464	(417,612)	483,112
Total current liabilities	146,901	1,149,842	19,126	225,653	501,844	(1,011,836)	1,031,530
Lease liabilities, non-current	—	413,593	—	—	14,893	—	428,486
Other non-current liabilities	11,211	24,077	—	—	—	—	35,288
Total non-current liabilities	11,211	437,670	—	—	14,893	—	463,774
Total liabilities	158,112	1,587,512	19,126	225,653	516,737	(1,011,836)	1,495,304
Total Equity/(Deficit)	336,554	157,235	1,212	(132,586)	(379,382)	394,678	377,711

	Year Ended December 31, 2022
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Total revenue	—	643,535	7,350	17,186	12	(7,342)	660,741
Total cost of revenue	—	(704,849)	—	(33,253)	(15)	3,150	(734,967)
Operating expenses:	(206)	(294,130)	(4,447)	(7,629)	(56)	26,795	(279,673)
(Loss)/gain from operations	(206)	(355,444)	2,903	(23,696)	(59)	22,603	(353,899)
Loss from equity method investments	(291,468)	—	—	—	—	291,468	—
Net (loss)/income	(291,674)	(317,115)	2,903	(23,696)	(6,985)	314,071	(322,496)

	Year Ended December 31, 2021
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Total revenue	—	1,027,988	836	16,401	18,441	(6,158)	1,057,508
Total cost of revenue	—	(1,089,977)	—	(13,761)	(30,322)	—	(1,134,060)
Operating expenses:	(120,491)	(1,803,696)	(753)	(15,392)	(116,086)	6,158	(2,050,260)
Loss from operations	(120,491)	(1,865,685)	83	(12,752)	(127,967)	—	(2,126,812)
Loss from equity method investments	(1,875,922)	(27)	—	—	—	1,875,922	(27)
Net loss	(1,996,413)	(1,832,247)	83	(12,752)	(197,430)	1,875,922	(2,162,837)

	Year Ended December 31, 2020
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Total revenue	—	846,298	2,489	18,628	25,311	(15,589)	877,137
Total cost of revenue	—	(936,040)	—	(19,342)	(28,276)	15,589	(968,069)
Operating expenses:	(42,702)	(340,337)	(168)	(1,602)	(18,959)	—	(403,768)
Loss from operations	(42,702)	(430,079)	2,321	(2,316)	(21,924)	—	(494,700)
Loss from equity method investments	(445,790)	(639)	—	—	—	445,790	(639)
Net loss	(488,492)	(396,494)	2,321	(2,316)	(68,753)	445,790	(507,944)

	Year Ended December 31, 2022
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(18,223)	(52,830)	(6,425)	(25,502)	(72,917)	—	(175,897)
Purchase of short-term investments	—	(201,390)	(14,000)	—	—	—	(215,390)
Settlement of short-term investments	—	217,020	17,073	—	—	—	234,093
Purchase of property and equipment	—	(19,321)	—	(950)	—	—	(20,271)
Other investing activities	—	10,946	—	—	19,271	—	30,217
Net cash provided by /(used in) investing activities	—	7,255	3,073	(950)	19,271	—	28,649
Loan received from third parties	—	21,930	—	—	—	—	21,930
Loan repaid to third parties	—	(67,428)	—	—	—	—	(67,428)
Cash received from issuing convertible bond	17,684	—	—	—	—	—	17,684
Other financing activities	—	12,895	—	—	—	—	12,895
Net cash provided by /(used in) financing activities	17,684	(32,603)	—	—	—	—	(14,919)

Effects of exchange rate changes	(87)	—	—	(752)	(244)	—	(1,083)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(626)	(78,178)	(3,352)	(27,204)	(53,890)	—	(163,250)
Cash, cash equivalents and restricted cash – beginning of the period	1,284	125,064	6,521	29,236	54,390	—	216,495
Cash, cash equivalents and restricted cash – end of the period	658	46,886	3,169	2,032	500	—	53,245

	Year Ended December 31, 2021
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(290,529)	72,702	844	(71,528)	89,391	—	(199,120)
Purchase of short-term investments	—	(45,700)	(65,850)	(254,318)	—	—	(365,868)
Settlement of short-term investments	—	24,250	66,777	254,318	—	—	345,345
Purchase of property and equipment	—	(42,604)	—	(158)	—	—	(42,762)
Other investing activities	—	23,243	—	—	(19,041)	—	4,202
Net cash (used in)/provided by investing activities	—	(40,811)	927	(158)	(19,041)	—	(59,083)
Loan received from third parties	—	50,990	—	—	—	—	50,990
Loan repaid to third parties	—	(73,482)	—	(842)	(707)	—	(75,031)
Underwritten public offering financing, net of listing fee	111,559	—	—	—	—	—	111,559
Other financing activities	165	(8,789)	—	—	—	—	(8,624)
Net cash provided by/(used in) financing activities	111,724	(31,281)	—	(842)	(707)	—	78,894

Effects of exchange rate changes	2,087	—	—	—	(7,073)	—	(4,986)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(176,718)	610	1,771	(72,528)	62,570	—	(184,295)
Cash, cash equivalents and restricted cash – beginning of the period	178,002	124,454	4,750	101,764	(8,180)	—	400,790
Cash, cash equivalents and restricted cash – end of the period	1,284	125,064	6,521	29,236	54,390	—	216,495

	Year Ended December 31, 2020
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(179,963)	8,435	3,823	50,669	89,392	—	(27,644)
Purchase of short-term investments	—	(20,980)	(4,000)	—	—	—	(24,980)
Settlement of short-term investments	—	57,010	—	—	—	—	57,010
Purchase of property and equipment	—	(95,351)	(27)	—	(55)	—	(95,433)
Other investing activities	—	17,406	—	—	6,739	—	24,145
Net cash (used in)/provided by investing activities	—	(41,915)	(4,027)	—	6,684	—	(39,258)
Loan received from third parties	—	72,952	—	8,714	15,351	—	97,017
Loan repaid to third parties	—	(133,651)	—	(21,257)	(5,280)	—	(160,188)
Reverse recapitalization	39,162	—	—	—	(3,281)	—	35,881
Equity financing through PIPE, net	336,300	—	—	—	35,066	—	371,366
Repayment for convertible bond	—	—	—	—	(65,250)	—	(65,250)
Other financing activities	—	26,476	—	—	(15,726)	—	10,750
Net cash provided by/(used in) financing activities	375,462	(34,223)	—	(12,543)	(39,120)	—	289,576

Effects of exchange rate changes	(17,637)	2,240	—	(123)	(2,665)	—	(18,185)
Net increase/(decrease) in cash, cash equivalents and restricted cash	177,862	(65,463)	(204)	38,003	54,291	—	204,489
Cash, cash equivalents and restricted cash – beginning of the period	140	189,917	1,236	2,850	2,158	—	196,301
Cash, cash equivalents and restricted cash – end of the period	178,002	124,454	1,032	40,853	56,449	—	400,790

The following table sets forth the roll-forwards of the investment in our subsidiaries and the VIEs line item for the periods indicated:

Inter-group Balances Due from VIEs/Subsidiaries:	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries
	(RMB in thousands)
January 1, 2018	—	—	—	—	—
Re-domiciliation of Ucommune Group Holdings(1)	827,307	—	—	—	—
Loss from equity method investment	(429,592)	—	—	—	—
December 31, 2018	397,715	—	—	—	—
Loss from equity method investment	(780,040)	—	—	—	—
Issue ordinary shares for acquisitions(2)	2,292,617	—	—	—	—
Foreign exchange loss for long-term investments	(926)	—	—	—	—
Restructure of VIE and Subsidiaries(3)	—	5,795	—	—	—
Intercompany loan lent	69,624	10,438	135	8,960	—
Intercompany loan collected	—	(6,752)	(121)	—	—
December 31, 2019	1,978,990	9,481	14	8,960	—
Loss from equity method investment	(184,716)	—	—	—	—
Foreign exchange gain for long-term investments	2,911	—	—	—	—
Intercompany loan lent	—	79,476	—	457	—
Intercompany loan collected	—	(61,106)	(2)	(3,429)	—
June 30, 2020	1,797,185	27,851	12	5,988	—
Additional long-term investment held by ESOP(4)	164,623	—	—	—	—
Loss from equity method investment	(261,074)	—	—	—	—
Foreign exchange loss-LTI	(7,716)	—	—	—	—
Restructure of Parent and Subsidiaries through SPAC(5)	(69,624)	—	—	—	—
Intercompany loan lent	235,086	99,550	45	10,547	—
Intercompany loan collected	—	(121,763)	(44)	(5,612)	—
December 31, 2020	1,858,480	5,638	13	10,923	—
Loss from equity method investment	(1,875,922)	—	—	—	—
Additional long-term investment held by ESOP(4)	151,177	—	—	—	—
New acquisition	8,701	—	—	—	—
Foreign exchange gain for Long-term investments	(4,976)	—	—	—	—
Intercompany loan lent	474,773	—	84,065	252,913	65,676
Intercompany loan collected	(216,477)	(5,638)	(84,078)	(38,882)	(65,676)
December 31, 2021	395,756	—	—	224,954	—
Loss from equity method investment	(291,468)	—	—	—	—
Additional long-term investment held by ESOP(4)	17,684	—	—	—	—
Foreign exchange gain for Long-term investments	(29,109)	—	—	—	—
Intercompany loan lent	15,729	—	212,281	107,202	27,994
Intercompany loan collected	(7,197)	—	(212,281)	(98,831)	(27,994)
December 31, 2022	101,395	—	—	233,325	—

(1)	Ucommune Group Holdings was incorporated under the laws of the Cayman Islands on September 21, 2018. Ucommune Venture was established in April 2015, as a limited liability company in the PRC incorporated by Dr. Daqing Mao and other co-founders. From September 2018 to June 2019, Ucommune Venture undertook a series of reorganization transactions to re-domicile its business from the PRC to the Cayman Islands (the “Re-domiciliation”). Prior to the Re-domiciliation, Ucommune International Ltd and Ucommune Venture were under the same ownership. The Re-domiciliation was accounted for as a reorganization of entities under common ownership. See Note 1 to the consolidated financial statements. The amount of long-term investment of the parent company was the total net assets of the VIEs as of September 21, 2018.

(2)	Prior to establishing Ucommune Group Holdings and issuing the shares, Ucommune Group Holdings recorded capital investments into liabilities to be settled in shares rather than paid-in capital and additional paid-in capital. This is due to the enterprise law of PRC that has limitations on the number of shareholders. After the re-domiciliation and establishment of the Ucommune Group Holdings, through the contractual arrangements, these investors could be registered as shareholders by issuing ordinary shares to them and became common shareholders. These liabilities to be settled in shares have been reclassified to additional paid-in capital and increased the amount of long-term investments of the parent company in the amount of RMB 2.3 billion.

(3)	During 2018, all the entities were VIEs. During 2019, some of the VIEs changed to our subsidiaries through restructuring. There were inter-company loans among VIE subsidiaries before 2019 and were reclassified as inter-company balances between the VIEs and our subsidiaries during 2019 with some of the VIEs changed to our subsidiaries.

(4)	Ucommune International Ltd issued share incentives to its employees using its ordinary shares. Upon the consummation of the Business Combination, the shares previously granted became effective and vest according to the related share incentive agreements. Therefore, the parent company recognized long-term investments to the subsidiaries and the subsidiaries recognized share-based compensation expenses.

(5)	The parent company was Ucommune Group Holdings for the years ended December 31, 2018 and 2019 and for the six months ended June 30, 2020. Ucommune International Ltd has been the parent company since November 2020 after the completion of the business reorganization. Ucommune International Ltd was incorporated in the Cayman Islands on June 16, 2020 as an exempted company with limited liability. Therefore, the original parent company, Ucommune Group Holdings, changed to a subsidiary company and deducted the inter-company balance as the original parent company changed to a subsidiary company.

Inter-group Balances Due to VIEs/Subsidiaries:	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries
	(RMB in thousands)
January 1, 2018	—	—	—	—	—
December 31, 2018	—	—	—	—	—
Restructure of VIE and Subsidiaries	—	—	1,845	2,307	1,643
Intercompany loan received	—	—	8,588	71,069	9,500
Intercompany loan repayment	—	—	(6,363)	(25)	(485)
December 31, 2019	—	—	4,070	73,351	10,658
Intercompany loan received	—	—	54,374	85	25,474
Intercompany loan repayment	—	—	(43,646)	—	(20,891)
June 30, 2020	—	—	14,798	73,436	15,241
Restructure of Parent and Subsidiaries through SPAC	—	—	—	(69,624)	—
Intercompany loan received	—	1,452	64,396	149,587	129,793
Intercompany loan repayment	—	—	(72,540)	(32,619)	(22,260)
December 31, 2020	—	1,452	6,654	120,780	122,774
Intercompany loan received	—	370,966	5,602	440,891	59,968
Intercompany loan repayment	—	(175,989)	—	(212,948)	(21,814)
December 31, 2021	—	196,429	12,256	348,723	160,928
Intercompany loan received	—	222,780	—	32,317	108,109
Intercompany loan repayment	—	(197,305)	(1,057)	(6,116)	(141,826)
December 31, 2022	—	221,904	11,199	374,924	127,211

Our Operations in China and Permissions Required from the PRC Authorities for Our Operations

We, through the WFOEs and the VIEs, conduct our operations in China. Our operations in China are governed by PRC laws and regulations. We and the VIE are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. As of the date of this annual report, as advised by our PRC counsel, Jingtian & Gongcheng, the WFOEs and the VIEs have obtained the licenses, permits and registrations from the PRC government authorities necessary for our business operations in China, including, among others, value-added telecommunications licenses. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we or the VIEs will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we or the VIEs may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or the VIEs may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Relating to Doing Business in China — Any lack of requisite approvals, licenses or permits applicable to our business may materially adversely affect our business, financial condition and results of operations.”

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and other 12 PRC regulatory authorities jointly issued an amendment to the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which took effect on February 15, 2022. See “Item 4. Information on the Company — Regulation — Regulations Relating to Internet Information Security and Privacy Protection.”

Pursuant to the Cybersecurity Review Measures, in addition to “critical information infrastructure operators” who procure internet products and services that affect or may affect national security shall be subject to a cybersecurity review, any “online platform operators” carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review requirements. The Cybersecurity Review Measures also provide that if a “online platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. In addition, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our applications from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. See “— D. Risk Factors — Risks Relating to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A ordinary shares” and “— D. Risk Factors — Risks Relating to Doing Business in China — We may be liable for improper use or appropriation of personal information provided by our customers.”

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and the related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and regulates both direct and indirect overseas offering and listing of securities by PRC domestic companies by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that have already been listed on overseas stock exchanges prior to March 31, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures, i.e., to file with the CSRC within three business days after the closing of such subsequent offerings. As we had been listed on Nasdaq prior to March 31, 2023, we are not required to make immediate filing with the CSRC in connection with our listing on Nasdaq. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings. See “Item 4. Information on the Company — Regulation — Regulations Relating to Mergers and Acquisitions and Overseas Listing.”

We cannot assure you that we or the VIEs can complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our Class A ordinary shares. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless. For details, see “— D. Risk Factors — Risks Relating to Doing Business in China — Recent regulatory development in China may exert more oversight and control over listings and offerings that are conducted overseas. The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”) was enacted on December 18, 2020. Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (the “PCAOB”) has determined that it is unable to inspect and investigate completely, the Securities and Exchange Commission (the “SEC”) will identify us as a “Commission-Identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-Identified Issuer for two consecutive years. In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain a registered public accounting firm that the PCAOB is able to inspect and investigate completely in 2023 and beyond, or if we otherwise fail to meet the PCAOB’s requirements, our Class A ordinary shares will be delisted from Nasdaq, and will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. The related risks and uncertainties could cause the value of our Class A ordinary shares to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — Our securities will be delisted and be prohibited from trading in the over-the-counter market in the United States under the Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks relating to:

Risks relating to our business and industry

●	our limited operating history;

●	our ability to attract new members or retain existing ones;

●	our ability to manage our growth effectively;

●	our ability to generate profits and positive cash flows, and to maintain sufficient working capital;

●	our ability to return to profitability or raise sufficient capital to cover our capital needs;

●	our reliance on large enterprise members to sustain our occupancy rates;

●	our ability to use key operational metrics to accurately evaluate our performance;

●	our significant capital requirements to fund our operations and growth;

●	our ability to retain our major customers for marketing and branding services; and

●	our expansion into new regions, markets and business areas.

Risks relating to our corporate structure

●	our reliance on contractual arrangements for a large portion of our operations, which may not be as effective as direct ownership in providing operational control;

●	actual or potential conflicts of interest of shareholders of the VIEs with us;

●	substantial uncertainties in the PRC foreign investment legal regime; and

●	our dual-class share structure, which may limit holders of the Class A ordinary shares to influence corporate matters.

Risks relating to doing business in China

●	changes in China’s economic, political or social conditions or government policies;

●	uncertainties with respect to the PRC legal system;

●	the Chinese government’s substantial influence to intervene or influence our operations at any time;

●	compliance of the contractual arrangements that establish our corporate structure for operating our business; and

●	our securities being delisted under the HFCAA if the PCAOB is unable to inspect the audit working papers related to us, which are located in China.

Risks relating to being a public company and our securities

●	volatility of the trading price of our Class A ordinary shares;

●	potential dilution to our Class A ordinary shareholders caused by the exercise of the outstanding warrants or UPOs or the conversion UPO Rights or Debenture;

●	our status as an emerging growth company;

●	our status as a foreign private issuer;

●	our status as an exempted company incorporated in the Cayman Islands; and

●	our status as a “controlled company” within the meaning of the Nasdaq listing requirements.

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

Our growth has experienced volatility. The number of our agile office spaces increased from 234 as of December 31, 2020 to 273 as of December 31, 2021, and subsequently decreased to 207 as of December 31, 2022. The number of our spaces in operation increased from 163 as of December 31, 2020 to 220 as of December 31, 2021, and subsequently decreased to 174 as of December 31, 2022. The number of workstations available in our spaces in operation increased from approximately 57,500 as of December 31, 2020 to approximately 62,580 as of December 31, 2021, and subsequently decreased to 51,040 as of December 31, 2022.

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

We have incurred net losses since our inception in April 2015. For 2020, 2021 and 2022, we incurred net loss of RMB507.9 million, RMB2,162.8 million and RMB322.5 million (US$46.8 million) respectively.

Our significant losses have resulted primarily from our operating activities. We also expect to incur additional general and administrative expenses and compliance costs. These expenditures may make it difficult for us to achieve profitability, and we cannot predict whether we will achieve profitability in the near term or at all. The costs actually incurred could exceed our expectations, and the investments may be unsuccessful and not generate adequate revenue and cash flow, if any at all.

We have substantial indebtedness and other liabilities and are exposed to liquidity constraints, which could make it difficult to obtain additional financing on favorable terms or at all and could adversely affect our financial condition, results of operations and ability to repay our debts.

We have substantial debt, which we have incurred primarily to finance the capital expenditures needed to carry out our daily operations. We had working capital deficit (defined as total current assets deducted by total current liabilities) of RMB371.6 million, RMB454.0 million and RMB419.1 million (US$60.8 million) as of December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2022, we had RMB0.8 million (US0.1 million) in short-term borrowings, RMB4.5 million (US$0.7 million) as the current portion of long-term borrowings and RMB0.4 million (US$56,000) in long-term borrowings. To service our debt, we intend to extend or renew those borrowings, or to borrow new loans from commercial banks or other institutions or entities. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

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

We have experienced significant cash outflow from operating activities historically. We had net cash used in operating activities of RMB27.6 million, RMB199.1 million and RMB175.9 million (US$25.5 million) in 2020, 2021 and 2022, respectively. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available for our operations and business expansion.

Failure to generate positive cash flow from operations may adversely affect our ability to raise capital for our business on reasonable terms, if at all. It may also diminish the willingness of members or other parties to enter into transactions with us, and have other adverse effects that harm our long-term viability.

We had net current liabilities of RMB371.6 million, RMB454.0 million and RMB419.1 million (US$60.8 million) as of December 31, 2020, 2021 and 2022, respectively. Net current liabilities expose us to liquidity risk. We have satisfied our liquidity requirements primarily through equity financing activities and short-term/long-term borrowings. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

Our business will require significant working capital to support our growth. Our future liquidity and ability to make additional capital investments will depend primarily on our ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. We may not renew existing bank facilities or obtain equity or other sources of financing.

We may continue to incur losses and negative cash flows from operating activities and deficit in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, our ability to continue as a going concern would be materially and adversely affected.

We have incurred recurring operating losses since our inception, including net losses of RMB507.9 million, RMB2,162.8 million and RMB322.5 million (US$46.8 million) for 2020, 2021 and 2022, respectively. Net cash used in operating activities was RMB27.6 million, RMB199.1 million and RMB175.9 million (US$25.5 million) for 2020, 2021 and 2022, respectively. Accumulated deficit was RMB4,529.5 million (US$656.7 million) as of December 31, 2022. As of December 31, 2022, we had cash and cash equivalents of RMB53.2 million (US$7.7 million). The COVID-19 pandemic negatively impacted our business operations for 2020, 2021 and 2022. These conditions raise substantial doubt about our ability to continue as a going concern.

Historically, we have relied principally on both operational sources of cash and non-operational sources of financing from investors to fund our operations and business development. Our ability to continue as a going concern is dependent on management’s ability to successfully execute our business plan which includes continued business transition from asset-heavy model to asset-light model in order to improve the profitability, continued exploration of new business opportunities that have synergies with our core business, enhanced efforts in collecting long-term receivables, controlling operating costs and optimizing operational efficiency to improve our cash flow from operations. We also plan to raise additional capital, including among others, obtaining debt financing, to support our future operation.

We continue to explore opportunities to grow our business. However, we have not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and we expect the operating losses and negative cash flows from operations will continue for the foreseeable future. If we are unable to grow the business to achieve economies of scale in the future, it will become even more difficult for us to sustain a sufficient source of cash to cover our operating costs. There can be no assurance, however, that we will be able to obtain additional financing on terms acceptable, in a timely manner, or at all. In the event that financing sources are not available, or that we are unsuccessful in increasing our gross profit margin, pushing collection of long-term receivables and reducing operating losses, we may be unable to implement our current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on our business, financial condition and results of operations and would materially adversely affect our ability to continue as a going concern.

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

We rely on a limited number of key large enterprise members to sustain our occupancy rates. Our top 25 large enterprise members accounted for approximately 11% of our tenancy in terms of workstations as of December 31, 2022 and contributed to approximately 7% of our total net revenue for 2022. Such concentration leads to heightened risks, for instance, if one of these key enterprises terminates its contract with us, our business could suffer.

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

Our ability to obtain additional capital in the future, however, is subject to a number of uncertainties, including our future business development, financial condition and results of operations, general market conditions for financing activities by companies in our industry, and macro-economic and other conditions in China and globally. If we cannot obtain sufficient capital on acceptable terms to meet our capital needs, we may not execute our growth strategies, and our business, financial condition and prospects may be materially adversely affected. On the other hand, if we raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of our existing shareholders.

Our advertising and branding services are subject to risks associated with concentration of customers.

The majority of our marketing and branding services revenue was mainly attributed to one of our subsidiaries, Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd (“Shengguang Zhongshuo”), a digital marketing services provider we acquired in December 2018. In 2021, the top four customers of Shengguang Zhongshuo accounted for approximately 77.0% of our revenue from our advertising and branding services. Such concentration leads to heightened risks. For example, any adverse changes or loss of one of our major customers of our advertising and branding services may materially decrease our marketing and branding services revenue, and any interruption or adjustments of those major customers’ businesses may lead to material fluctuations in our marketing and branding services revenue. Due to the increased demand for advertising and marketing services from certain customers in 2021, our marketing and branding services revenue increased by 46.0% from RMB317.5 million in 2020 to RMB463.5 million in 2021. In December 2021, two of the top four customers terminated cooperation with Shengguang Zhongshuo, which accounted for approximately 46.8% of our revenue from advertising and branding services. As a result, our marketing and branding services revenue decreased by 38.0% to RMB287.5 million (US$41.7 million) in 2022. Similarly, in 2022, the top three customers of Shengguang Zhongshuo accounted for approximately 81.6% of our revenue from our advertising and branding services, which exposed us to the risks of associated with concentration of customers.

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

We had impairment loss on long-lived assets and long-term prepaid expenses of RMB36.5 million in 2020, RMB114.5 million in 2021 and RMB111.3 million (US$16.1 million) in 2022. These impairment losses primarily reflected impairment of right-of-use assets, property and equipment, intangible assets and other non-current assets. We had impairment loss on goodwill of RMB1,504.5 million in 2021 and RMB43.0 million (US$6.2 million) in 2022. For further information, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Components of Results of Operations.” We could record additional impairments on long-lived assets in the future. Any significant impairment losses charged against our long-lived assets could materially adversely affect our results of operations.

We face vigorous competition. If we are not able to compete effectively with others, our business, financial condition and results of operations may be materially and adversely affected.

While we are a leader in China’s agile office space industry, the industry remains at an early stage of development. If new companies launch competing solutions in the markets in which we operate, we may face increased competition for members. Our competitors include global players, up-and-coming local companies and traditional workspace operators. Some competitors may have more resources, operate in more jurisdictions and be able to provide a better member experience at more competitive prices.

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

The increases in rental rates, particularly in markets where initial terms under our leases are shorter, could adversely affect our business. In addition, our ability to negotiate favorable terms to extend a lease agreement or in connection with an alternate space depend on prevailing conditions in the real estate market, such as overall lease expenses, competition from other would-be tenants for desirable leased spaces, our relationships with building owners and landlords, or other factors beyond our control.

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

Despite having our own design and building team during the development phase of our space, we rely in part on the availability and satisfactory performance of third-party general contractors and subcontractors to perform the actual construction work, and in many cases to select and obtain the related building materials. The timing and quality of the redevelopment of our occupied spaces depend on the performance of these third-party contractors acting on our behalf.

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

We currently lease certain spaces under long-term leases. Our obligations to landlords under these agreements extend for periods that significantly exceed the length of our membership agreements with our members, which our members may terminate upon one-month’s notice. Our leases generally provide for fixed monthly payments that are not tied to member usage or the size of our member base, and all of our leases contain minimum lease payment obligations.

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

In 2020, 2021 and 2022, we generated the majority of our net revenue from our agile office spaces located in Beijing, Shanghai, Guangzhou and Shenzhen. Adverse changes in general economic conditions or real estate markets as well as relevant regulatory environment in these cities may disproportionately affect our member base, occupancy rates and/or pricing.

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

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, COVID-19 or other disease. For example, since the outbreak of the COVID-19 pandemic, many businesses and social activities in China and other countries and regions have been adversely affected. To contain the COVID-19 outbreak, the PRC government imposed strict measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, temporary closure of business premises and postponed resumption of business. Our operations had been severely disrupted as a result of the pandemic. In particular, most of our space in China temporarily shut down from February 2020 to April 2020 as a result of government restrictions and regulations. We also experienced temporary shut-down and closure of unprofitable spaces as a result of the regional resurgence of COVID-19 cases in China, particularly during the year of 2022. Due to the economic downturn in China and worldwide caused by COVID-19, the demand for our spaces has been adversely affected. Furthermore, as some of our members are vulnerable to the COVID-19 outbreak and the slowdown of the macroeconomic conditions, they could not make payments in a timely manner or stopped renewing their leases, resulting in decreased occupancy rates. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Factors Affecting Our Results of Operations”

Since December 2022, many of the restrictive measures previously adopted by the PRC government at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures. As a result, there has recently been and may continue to be an increase in COVID-19 cases in China, which may lead to temporary interruptions to business operations. There remain significant uncertainties surrounding the COVID-19 outbreak, including with respect to the ultimate spread of the virus, the severity and duration of the pandemic and the further actions government authorities may take in response. While it is unknown how long these conditions will last and what the complete financial effect will be on us, we are closely monitoring the impact of COVID-19. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 harms the Chinese and global economy in general.

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

We select and rely on a number of business partners to provide various services such as corporate secretary and human resources, to facilitate more service options and better experience for our members. Due to the reliance on such business partners, any interruption of their operations, any failure of them to accommodate our fast-growing business scale, any termination or suspension of our partnership arrangements, any change in cooperation terms, or any deterioration of cooperative relationships with them may materially adversely affect our brand image and impact our operations.

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

In addition, investments and acquisitions could result in significant impairments to long-term investment, goodwill and other intangible assets. For example, we recognized RMB1,504.5 million and RMB43.0 million (US$6.2 million) impairment loss related to goodwill and RMB13.5 million and RMB8.8 million (US$1.3 million) impairment loss on intangible assets acquired from acquisitions for 2021 and 2022, respectively, as we believe the carrying value was no longer recoverable.

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

Statistical data in these publications also include projections based on a number of assumptions. The agile office space industry may not grow at the rates projected by market data, or at all. If any of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. Material slowdown of the agile office space industry against the projected rates may have materially adversely affect our business and the market price of our Class A ordinary shares.

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

We use a combination of proprietary technology and technology from third-party service providers to support our business and our member experience. For example, U Bazaar, which we developed in-house but also incorporates third-party and open-source software where appropriate, connects local spaces and develops and deepens connections among our members, both at a particular space and across our global network.

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

Our business generates and processes a large amount of data. The improper use or disclosure of such data by unauthorized persons could subject us to significant reputational, financial, legal and operational consequences.

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

Similar to other companies, our information technology systems face the threat of cyber-attacks, such as security breaches, phishing scams, malware and denial-of-service attacks. Our systems or the systems of third parties that we use could experience unauthorized intrusions or inadvertent data breaches, which could result in the exposure or erosion of our proprietary information and/or members’ data. This data is maintained on our own systems as well as the systems of third-party service providers.

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

Share-based compensation may have an impact on our future profit. Exercise of the share options granted will increase the number of our Class A ordinary shares, which may affect the market price of our Class A ordinary shares.

The Parent adopted share incentive plans in August 2019 and November 2020, which we respectively refer to as 2019 Plan and 2020 Plan in this annual report, to enhance our ability to attract and retain qualified individuals and align their interests with our growth and performance. The maximum aggregate numbers of ordinary shares we are authorized to issue pursuant to all awards under 2019 Plan are 15,028,567 ordinary shares (751,429 ordinary shares after retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022). In November 2020, the Parent adopted the 2020 Plan, under which the Parent is authorized to issue a maximum number of 7,188,661 Class A ordinary shares (359,434 Class A ordinary shares after retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022). On August 19, 2022, the Parent adopted an amendment to the 2020 Plan to increase the maximum aggregate number of shares that may be issued thereunder from 359,434 Class A ordinary shares to 859,434 Class A ordinary shares. As of the date of this annual report, the Parent has granted awards to purchase 358,507 Class A ordinary shares, including awards to purchase 343,509 Class A ordinary shares granted to replace the granted and outstanding awards under 2019 Plan.

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

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our Class A ordinary shares may be materially adversely affected.

In connection with the preparation and external audits of its consolidated financial statements included in this annual report, we identified the following material weaknesses in our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. The material weaknesses that have been identified relate to:

●	A lack of proper management approval and review on borrowing contract over certain amount, and

●	Insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

To remedy the identified material weaknesses, we have adopted and plan to adopt further measures to improve our internal control over financial reporting. We plan to improve our management approval on all borrowing contracts over certain amount, and to enhance management review control over borrowing related accounting treatment by conducting monthly accounting record inspection. We plan to recruit staff with knowledge of U.S. GAAP and SEC regulations in our finance and accounting department. We also plan to enhance internal training and development programs for financial reporting personnel. When entering into complex transactions, we plan to utilize third-party consultant for accounting services as additional resources. See “Item 15. Controls and Procedures — Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

The Parent is subject to the Sarbanes-Oxley Act of 2002. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), we have included a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the year ended December 31, 2022. Based on the assessment, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2022. In addition, once the Parent ceases to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. As such, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations may significantly strain our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

In documenting and testing our internal control procedures, to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended, we may not conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Our failure to achieve and maintain an effective internal control environment could result in material misstatements in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the Class A ordinary shares, may be materially adversely affected. Ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

In connection with its initial public offering, our predecessor company, Orisun Acquisition Corp. (“Orisun”), a special purpose acquisition company, issued 4,440,024 public warrants (the “Public Warrants”), 233,201 private placement warrants (the “Private Warrants”), and 333,002 warrants underlying a unit purchase option issued to the representative of the underwriters in the initial public offering (the “Representative Warrants,” and together with the Public Warrants and Private Warrants, the “Orisun Warrants”). For a description of the Orisun Warrants, please refer to (1) the prospectus filed in connection with Orisun’s initial public offering on August 5, 2019 (File No. 333-232356) and (2) the proxy statement filed in connection with the Business Combination on November 5, 2020 (File No. 333- 248191) (the “Proxy Statement”).

Orisun originally classified the Orisun Warrants as equity in its (1) audited consolidated balance sheet as of December 31, 2019, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the year then ended, and the related notes included in its Annual Report on Form 10-K filed on March 30, 2020, and (2) unaudited consolidated balance sheet as of June 30, 2020, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the six months then ended, and the related notes included in the Proxy Statement.

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

Any restatement of our financial results could, among other potential adverse effects:

●	result in us incurring substantial costs;

●	affect our ability to timely file our periodic reports or registration statements for securities until the restatement is completed;

●	divert the attention of our management and employees from managing our business;

●	result in material changes to our historical and future financial results;

●	result in investors losing confidence in our operating results;

●	subject us to securities class action litigation; and

●	cause our share price to decline.

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

We rely on contractual arrangements with the VIEs and their shareholders to operate our business in China. The revenues contributed by the VIEs constituted substantially all of our net revenue for 2020, 2021 and 2022.

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

The Parent’s dual-class share structure with different voting rights may adversely affect the value and liquidity of the Class A ordinary shares.

We cannot predict whether the Parent’s dual-class share structure with different voting rights will result in a lower or more volatile market price of the Class A ordinary shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. For example, in July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices.

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

Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A ordinary shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures and the Parent’s dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, adversely affecting the market price and liquidity of the Class A ordinary shares.

The Parent’s dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Parent’s Class A ordinary shares may view as beneficial.

The Parent has adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 35 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The Parent’s dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that you, as the holders of the Parent’s Class A ordinary shares, may view as beneficial.

Certain of the existing shareholders of the Parent have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders.

Dr. Daqing Mao, our founder, and his wife, Angela Bai, together hold approximately 77.8% of the voting power of our company as of March 31, 2023 due to the Parent’s dual-class share structure. For more information, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” Dr. Mao is expected to retain significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.

This concentration of ownership may also discourage, delay or prevent a future change of control, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Class A ordinary shares. Dr. Mao may pursue corporate opportunities independent of us, and the sale of his shares could constitute a change of control under our debt instruments.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

Our ultimate holding company is the Parent which is an exempted company incorporated under the laws of the Cayman Islands. The Parent’s corporate affairs are governed by its memorandum and articles of association, as amended and restated from time to time, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”). The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

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

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A ordinary shares.

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

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), which became effective in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (1) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (2) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and the impact on the individual’s rights, and (3) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

On November 14, 2021, the CAC promulgated the draft Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft CAC Regulation”), which has not yet become effective. The Draft CAC Regulation provides that data processors that conduct the following activities must apply for cybersecurity review: (1) merger, reorganization or spin-off of online platform operators holding a large amount of data resources related to national security, economic development or public interests, which may have an adverse effect on national security; (2) data processors that handle personal information of more than one million users intending to list their securities on a foreign stock exchange; (3) data processors intending to list their securities on a stock exchange in Hong Kong which may have an adverse effect on national security; and (4) other data processing activities that may have an adverse effect on national security.

On December 28, 2021, the CAC, jointly with other 12 governmental authorities, promulgated the revised Cybersecurity Review Measures, which became effective on February 15, 2022. According to the Cybersecurity Review Measures, critical information infrastructure operators that intend to purchase internet products and services which may have an adverse effect on national security must apply for cybersecurity review. Meanwhile, online platform operators holding personal information of over one million users that intend to list their securities on a foreign stock exchange must apply for cybersecurity review.

Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, and have not yet taken effect (as applicable), their interpretation, application and enforcement are subject to substantial uncertainties. We are of the view that such requirement for cybersecurity review under the Draft CAC Regulation, if effective in the current form, and revised Cybersecurity Review Measures, are not applicable to us, primarily because, as of the date of the annual report: (1) we have not received any notice or determination from competent PRC governmental authorities identifying us as a critical information infrastructure operator; (2) we do not hold or process personal information of over one million users; and (3) we have not received any investigation, notice, warning, or sanctions from applicable government authorities in relation to national security. However, the relevant PRC government agencies could reach a different conclusion, applicable laws, regulations or interpretations could change and we could be required to obtain such approvals in the future.

See “— We may be liable for improper use or appropriation of personal information provided by our customers” and “— Recent regulatory development in China may exert more oversight and control over listings and offerings that are conducted overseas. The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future our securities may decline in value or become worthless.

We face material risks relating to our corporate structure. Investors in our Class A ordinary shares are not purchasing equity interests in the consolidated VIEs domiciled in China but instead are purchasing equity interests in the Parent, our ultimate Cayman Islands holding company. The Parent is not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries and through contractual arrangements with VIEs based in China, and this structure involves unique risks to investors. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and investors may never hold equity interests in the Chinese operating companies. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in VATSs and certain other businesses. We currently conduct our VATS business through Beijing U Bazaar, including value-added online services for our members. We also plan to engage in VATS business and other businesses which may subject to foreign investment restrictions through Ucommune Venture and/or Weixue Tianxia in the future. The VIE structure would afford us greater flexibility in expanding our business scope and implementing our business strategies in compliance with PRC laws and regulations in the future as our business expands. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. If the PRC government deems that our contractual arrangements with the consolidated VIEs domiciled in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The Parent, our subsidiaries and our investors do not have an equity ownership in, direct foreign investment in, or control through such ownership or investment of the VIEs. The contractual arrangements with respect to the VIEs are not equivalent to an equity ownership in the business of the VIEs. Any references in this annual report to control or benefits that accrue to us because of the VIEs are limited to, and subject to conditions for consolidation of, the VIEs under U.S. GAAP. Consolidation of VIEs under U.S. GAAP generally occurs if the Parent or our subsidiaries (1) have an economic interest in the VIEs that provides significant exposure to potential losses or benefits from the VIEs and (2) have power over the most significant economic activities of the VIEs. For accounting purposes, the Parent will be the primary beneficiary of the VIEs. In addition, the contractual agreements governing the VIEs have not been tested in a court of law.

It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. PRC regulatory authorities could disallow this structure, which would materially adversely affect our operations and the value of our Class A ordinary shares, and could cause the value of such securities to significantly decline or become worthless. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our securities may decline in value or become worthless. In addition, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed on us by the PRC government. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of the Parent, our subsidiaries or the VIEs by the PRC government to transfer cash. See “— Risks Relating to our Corporate Structure.”

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

The conversion of Renminbi into foreign currencies, including U.S. dollar, is based on rates set by the People’s Bank of China. Renminbi has fluctuated against U.S. dollar and other currencies, at times significantly and unpredictably. The value of Renminbi against U.S. dollar and other currencies may fluctuate due to changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, international relations especially the trade tensions between U.S. and China, or government policies of PRC or U.S. may impact the exchange rate between Renminbi and U.S. dollar.

A significant majority of our net revenue and costs are denominated in Renminbi. The Parent is a holding company and relies on dividends paid by our subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars to make payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would negatively affect the U.S. dollar amount.

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

Based on PRC laws and regulations in effect as of the date of this annual report and the legal advice of our PRC legal counsel, Jingtian & Gongcheng, and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, our subsidiaries and the VIEs have obtained the following licenses and approvals necessary to operate in China as of the date of this annual report: (1) each of our subsidiaries and the VIEs has obtained a business license; (2) Beijing U Bazaar, through which we conduct our VATS business, including value-added online services for our members, has obtained a value-added telecommunications license for internet information service and online data processing and transactions; (3) Beijing Daguan Architectural Engineering Co., Ltd., which engages in interior design service, has obtained a certificate for engineering design qualification; (4) Beijing Daguan Architectural Engineering Co., Ltd, Beijing Dongyi Yuanda Architectural Decoration Engineering Co., Ltd and Guangdong Wanhe Construction Engineering Co., Ltd, which engage in construction services, have obtained certificates for construction qualification and safety production licenses; (5) Youxiao Chef (Beijing) Catering Co., Ltd., which engages in catering services, have obtained food operation licenses; and (6) most of our self-operated model spaces have completed the required as-built acceptance check on fire prevention or fire safety filing. However, a small number our self-operated model spaces have not completed such as-built acceptance check on fire prevention or fire safety filing.

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

We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunications service providers. With the expansion of our business, we may need to upgrade our technology and infrastructure to keep up with the increasing traffic on our apps. The digital infrastructure and the telecommunications networks in China may not support the demands associated with the growth in digital usage.

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

As an offshore holding company, the Parent may use the proceeds of our offshore fund-raising activities to provide loans or make capital contributions to our PRC subsidiaries or provide loans to the consolidated VIEs, in each case subject to the satisfaction of applicable regulatory requirements. Any medium or long-term loan to be provided by us to the VIEs must be registered with the National Development and Reform Commission (“NDRC”) and SAFE or its local branches. Before we or our offshore entities provide loans to our onshore entities (i.e., our PRC subsidiaries and VIE entities), the borrower must make filings with the SAFE or its local counterparts in accordance with relevant PRC laws and regulations. In addition, for loans provided by us or our offshore entities to our PRC subsidiaries or VIE entities with a term of more than one year, the borrower must also obtain a certificate of registration from the NDRC before obtaining such loan, and report relevant information to the NDRC afterward. We may not complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of securities offering, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In August 2020, Ucommune Venture entered into a loan agreement with Ucommune Group Holdings (Hong Kong) Limited (“Ucommune HK”), under which Ucommune HK agreed to provide loans of up to a total of US$60 million to Ucommune Venture and Ucommune Venture could drawdown the loans in multiple tranches (up to an aggregate of US$60 million) within three years from the date of the first drawdown. Thereafter, both parties entered into two supplement agreements in January 2021 and March 2021. As of the date of this annual report, Ucommune HK has provided a total of US$52 million in loans to Ucommune Venture, of which US$4 million have been repaid, under such loan agreements since the completion of our Business Combination in November 2020, using proceeds from the Parent’s previous PIPE financing and follow-on offerings. Such loans were included in intercompany loans, and disclosed as roll-forwards of the investment in subsidiaries and VIEs. Ucommune Venture has completed the filing procedure with Beijing Foreign Exchange Management Department, a local branch of SAFE, but has not yet made the registration with the NDRC.

The disciplinary measures, such as regulatory talk, credit discipline and public criticism, might be imposed on such enterprises for such non-compliance. As of the date of this annual report, we have not received any inquiry, notice, warning or sanction form the NDRC in relation to this loan.

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

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37.

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

The SAT has also issued relevant rules and regulations concerning employee share incentives. Under these rules and regulations, our employees working in the PRC who participate in the stock incentive plan will be subject to PRC individual income tax upon exercise of the share options. The PRC subsidiaries have obligations to file documents with respect to the granted share options with relevant tax authorities and to withhold individual income taxes for their employees upon exercise of the share options. If employees fail to pay or the PRC subsidiaries fail to withhold their individual income taxes according to relevant rules and regulations, we may face sanctions imposed by the competent governmental authorities.

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

In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of the ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us).

These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the Class A ordinary shares.

Our securities will be delisted and be prohibited from trading in the over-the-counter market in the United States under the Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Trading in our securities on U.S. markets, including the over-the-counter market, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”). As of the date of this annual report, our auditor is not included in the 2021 Determinations.

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

If, in the future, we have been identified by the SEC for two consecutive years as a “Commission-Identified Issuer” whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our securities will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation (the “SAMR,” formerly the State Administration for Industry and Commerce of the People’s Republic of China, the “SAIC”), have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In July 2021, the CAC and other related authorities released the draft amendment to the Cybersecurity Review Measures for public comments through July 25, 2021, which became effective on February 15, 2022. The Cybersecurity Review Measures propose the following key changes:

●	companies who are engaged in data processing are also subject to the regulatory scope;

●	the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism;

●	the online platform operators holding more than one million users individual information and seeking a listing outside China shall file for cybersecurity review with the Cybersecurity Review Office; and

●	the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process.

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

Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques.

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

Recent regulatory development in China may exert more oversight and control over listings and offerings that are conducted overseas. The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On August 8, 2006, six PRC regulatory agencies jointly adopted M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. While the application of the M&A Rules remains unclear, we believe that the CSRC approval was not required in the context of our Business Combination, follow-on public offering or Warrants offerings of the Parent under the M&A Rules, because (1) our WFOEs were incorporated as a wholly foreign-owned enterprise by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies owned by PRC companies or individuals as defined under the M&A Rules; (2) no explicit provision in the M&A Rules clearly classifies the contractual arrangements among Ucommune Technology or Beijing Melo, VIEs and VIEs’ shareholders as an acquisition falling under the M&A Rules; and (3) the CSRC has not issued any definitive rule or interpretation concerning whether Business Combination, follow-on public offering or Warrants offerings like ours under this annual report are subject to this regulation. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which emphasized the need to strengthen administration over illegal securities activities and supervision of overseas listings by China-based companies. The Opinions proposed promoting regulatory systems to deal with risks facing China-based overseas-listed companies, and provided that the State Council will revise provisions regarding the overseas issuance and listing of shares by companies limited by shares and will clarify the duties of domestic regulatory authorities.

On February 17, 2023, the CSRC promulgated the Trial Measures of the Overseas Listing Trial Measures and the related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and regulates both direct and indirect overseas offering and listing of securities by PRC domestic companies by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that have already been listed on overseas stock exchanges prior to March 31, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures, i.e., to file with the CSRC within three business days after the closing of such subsequent offerings. See “Item 4. Information on the Company — Regulation — Regulations Relating to Mergers and Acquisitions and Overseas Listing.” As we had been listed on Nasdaq prior to March 31, 2023, we are not required to make immediate filing with the CSRC in connection with our listing on Nasdaq. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings.

We cannot assure you that we or the VIEs can complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our Class A ordinary shares. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

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

Risks Relating to Being a Public Company and Our Securities

The market price of our Class A ordinary shares has recently declined significantly, and our Class A ordinary shares could be delisted from Nasdaq or trading could be suspended.

The listing of the Parent’s Class A ordinary shares on the Nasdaq Capital Market is contingent on the Parent’s compliance with the Nasdaq Capital Market’s conditions for continued listing. On January 28, 2022, we announced that Parent received written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) that we were not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. In accordance with Nasdaq Listing Rules, the Parent must regain compliance within 180 calendar days, or until July 25, 2022. To regain compliance, the Parent’s Class A ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Parent does not regain compliance by July 25, 2022, the Parent may be eligible for additional time to regain compliance or may face delisting. On April 21, 2022, the Parent effected a 20-to-1 Share Consolidation in order to cure the deficiency, and on May 6, 2022, the Parent regained compliance. See “Item 4. Information on the Company — A. History and Development of the Company — Nasdaq Notification Letter.”

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

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the Class A ordinary shares for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Class A ordinary shares as a source for any future dividend income.

A large, active trading market for our securities may not develop and the trading price for our securities may fluctuate significantly.

Our Class A ordinary shares and the warrants to purchase up to 116,831 Class A ordinary shares at a price of US$230.00 per share expiring on November 17, 2025 (the “Prior Warrants”) are listed on The Nasdaq Capital Market under the symbols “UK” and “UKOMW,” respectively. The warrants to purchase up to 283,951 Class A ordinary shares at a price of US$81.00 per share expiring on February 2, 2026 (the “New Warrants”), unit purchase options (the “UPOs”), warrants to purchase Class A ordinary shares upon the exercise of the UPOs (the “UPO Warrants”), rights to convert to Class A ordinary shares upon the exercise of the UPOs (the “UPO Rights”), Debenture and JAK Warrants of the Parent (each as defined below) are not listed on Nasdaq or any national securities exchange or market. We cannot assure you that a liquid public market for our securities will develop. If a large, active public market for our securities does not develop, the market price and liquidity of our securities may be materially adversely affected. As a result, investors in our securities may experience a significant decrease in the value of our securities.

Warrants and UPOs are exercisable for, and UPO Rights and the Debenture are convertible into, our Class A ordinary shares, which may increase the number of Class A ordinary shares eligible for future resale in the public market and result in dilution to our shareholders.

As of December 31, 2022, there were outstanding warrants (including Prior Warrants, New Warrants and JAK Warrants) to purchase up to an aggregate of 18,335,565 Class A ordinary shares at exercise prices, which were immediately exercisable. As of December 31, 2022, there were outstanding 333,002 UPOs exercisable for 16,651 Class A ordinary shares, 333,002 UPO Warrants to purchase an additional 8,326 Class A ordinary shares, 333,002 UPO Rights to convert to an additional 1,665 Class A ordinary shares, and a Debenture convertible into up to 1,467,391 Class A ordinary shares assuming the Debenture is fully converted at the floor price of US$2.3 (the “Floor Price”) (or up to 1,582,435 Class A ordinary shares if interest accrued on the outstanding principal sum is paid in shares).

As of March 31, 2023, there were outstanding warrants (including Prior Warrants, New Warrants and JAK Warrants) to purchase up to an aggregate of 32,131,552 Class A ordinary shares, which were immediately exercisable. As of March 31, 2023, there were outstanding 333,002 UPOs exercisable for 16,651 Class A ordinary shares, 333,002 UPO Warrants to purchase an additional 8,326 Class A ordinary shares, 333,002 UPO Rights to convert to an additional 1,665 Class A ordinary shares, and a Debenture convertible into up to 1,947,115 Class A ordinary shares assuming the Debenture is fully converted at the Floor Price of US$1.30 (or up to 2,099,769 Class A ordinary shares if interest accrued on the outstanding principal sum is paid in shares).

The Parent may offer and issue additional shares, warrants, rights, units and other securities in the future. To the extent the outstanding warrants or UPOs or future warrants are exercised, or the outstanding UPO Rights or Debenture or future rights or units are converted, additional Class A ordinary shares will be issued, which will result in dilution to holders of our Class A ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants or UPOs may be exercised could adversely affect the market price of our Class A ordinary shares.

The trading prices of the Class A ordinary shares and the Prior Warrants are likely to be volatile, which could result in substantial losses to investors.

The trading prices of the Class A ordinary shares and the Prior Warrants are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the Class A ordinary shares and the listed warrants may be highly volatile for factors specific to our own operations, including the following:

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

Any of these factors may result in large and sudden changes in the volume and price at which the Class A ordinary shares will trade.

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

The sale or availability for sale of substantial amounts of Class A ordinary shares could adversely affect their market price.

Sales of substantial amounts of the Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements.

We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other holders or the availability of these securities for future sale will have on the market price of the Class A ordinary shares. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities, which is in the registration statement on Form F-1 on Form F-3 (File No. 333-257664), as amended, filed with the SEC.

In addition, certain holders of our existing shareholders are entitled to certain registration rights. Registration of these shares under the Securities Act of 1933 (the “Securities Act”), would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our Class A ordinary shares to decline.

Techniques employed by short sellers may drive down the market price of the Class A ordinary shares.

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

While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business, and any investment in the Class A ordinary shares could be greatly reduced or even rendered worthless.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the Class A ordinary shares and trading volume could decline.

The trading market for the Class A ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the Class A ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for the Class A ordinary shares would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Class A ordinary shares to decline.

Our management will have broad discretion over the use of any net proceeds from the exercise of Warrants and you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.

Our management will have broad discretion as to the use of any net proceeds from the exercise of Warrants and could use them for purposes other than those contemplated as of the date of this annual report and in ways that do not necessarily improve our results of operations or enhance the value of our Class A ordinary shares.

Accordingly, you will be relying on the judgment of our management with regard to the use of any proceeds from the exercise of Warrants on a cash basis and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The proceeds could be invested in a way that does not yield a favorable, or any, return for you.

The Parent’s memorandum and articles of association contain anti-takeover provisions that could materially adversely affect the rights of holders of our Class A ordinary shares.

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

Our Board of Directors has the authority, subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our Board of Directors decides to issue preferred shares, the price of our Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially adversely affected.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a half-year basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K.

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

As the Parent is an exempted company incorporated in the Cayman Islands listed on Nasdaq, the Parent is subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like the Parent to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is its home country, may differ significantly from the Nasdaq corporate governance listing standards.

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

We expect to incur significant legal, accounting and other expenses as a public company. As the Parent is a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. The Exchange Act requires the filing of annual and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act of 2002 requires, among other things, that a public company establish and maintain effective internal control over financial reporting. The Nasdaq rules also impose various requirements on the corporate governance practices of public companies.

In addition, as a result of the Parent becoming a public company, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for us to attract and retain qualified people to serve on our Board of Directors, our board committees or as executive officers.

After the Parent is no longer an “emerging growth company,” we may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

There can be no assurance we will not be a passive foreign investment company (“PFIC”), for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Class A ordinary shares or warrants.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (1) 75% or more of its gross income consists of passive income (including interest income) or (2) 50% or more of the value of its assets (generally determined based on an average of the quarterly values of the assets) is attributable to assets that produce, or are held for the production of, passive income. For purposes of the above calculations, we will be treated as earning our proportionate share of the income of, and owning our proportionate share of the assets of, any other corporation in which we own, directly or indirectly, 25% (by value) of the stock.

Based upon the manner in which we operate our business, the composition and characterization of our income and assets and the value of our assets, we believe that it is reasonable to take a position that we were not classified as a PFIC for our taxable year ended December 31, 2022. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be classified as a PFIC for the current taxable year or future taxable years. The value of the assets of our Parent for purposes of the PFIC determination will generally be determined by reference to the market price of our Class A ordinary shares, which could fluctuate significantly. Our market capitalization fluctuated significantly during the taxable year ended December 31, 2022. If our market capitalization does not increase or continues to decline, we may be or become classified as a PFIC for the current or future taxable years. If we are treated as a “controlled foreign corporation” (see “— If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.” below), the value of the assets owned by our subsidiaries and consolidated VIEs will be determined by reference to the adjusted tax basis of such assets for U.S. federal income tax purposes. Because we do not currently track adjusted tax basis for U.S. federal income tax purposes, we may not be able to determine whether we are a PFIC in future taxable years. In addition, our PFIC status depends on the manner in which we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). The Internal Revenue Service (the “IRS”) may challenge our determination in this regard. Furthermore, it is not entirely clear how the contractual arrangements between us, the VIEs and their nominal shareholders are treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us. Because of these uncertainties, there can be no assurance we will not be classified as a PFIC for the current taxable year, or will not be classified as a PFIC in the future taxable years.

If we were a PFIC for any taxable year during which a U.S. Holder (as defined below) owns our Class A ordinary shares or warrants, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information — Taxation — Material U.S. Federal Income Taxation Considerations — Passive Foreign Investment Company.”

If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined below in “Item 10. Additional Information — Taxation — Material U.S. Federal Income Taxation Considerations”) is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our ordinary shares, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Generally, a non-U.S. corporation is deemed as a controlled foreign corporation if more than 50% of its stock (by voting power or value) of is owned (directly, indirectly or constructively) by United States shareholders. We will generally be classified as a controlled foreign corporation if more than 50% of our outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by United States shareholders. If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. In addition, we are likely classified as a controlled foreign corporation, in which case a United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder of a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our Class A ordinary shares.

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

ITEM 4. INFORMATION ON THE COMPANY

In this Item, “we,” “us,” “our company,” “our” or “Ucommune” refers to Ucommune International Ltd, a Cayman Islands company, its subsidiaries and the consolidated VIEs.

A. History and Development of the Company

Ucommune International Ltd has been our ultimate holding company since November 2020 after the completion of the Business Combination. Ucommune International Ltd was incorporated in the Cayman Islands on June 16, 2020 as an exempted company with limited liability.

We commenced our operations in April 2015 through Ucommune Venture. In August 2018, we established Beijing U Bazaar.

We underwent a series of restructuring transactions, which primarily included the following:

●	In September 2018, Ucommune Group Holdings was incorporated under the laws of the Cayman Islands.

●	In December 2018, Ucommune HK was incorporated under the laws of Hong Kong.

●	In January 2019, Ucommune Technology, was incorporated in the PRC as a wholly owned subsidiary of Ucommune HK.

●	In May 2019, Ucommune Technology entered into a series of contractual arrangements with Ucommune Venture as well as its shareholders, and the contractual arrangements were renewed in July 2019 and in November 2019.

●	In May 2019, Ucommune Technology entered into a series of contractual arrangements with Beijing U Bazaar as well as its shareholder. Our subsidiaries entered into contractual arrangements with Ucommune Venture and Beijing U Bazaar and their respective subsidiaries under which the Parent is the primary beneficiary for accounting purposes.

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

Starting from November 17, 2020, the Class A ordinary shares of the Parent are listed on the Nasdaq Capital Market under the symbol “UK” and the Prior Warrants of the Parent, are listed on Nasdaq under the symbol “UKOMW.”

The Parent is regarded as the primary beneficiary of each of Ucommune Venture, Beijing U Bazaar and Weixue Tianxia and their respective subsidiaries. The Parent treats them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

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

Our principal executive offices are located at Floor B1, Tower D, No. 2 Guang Hua Road, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +8610 6506-7789. The Parent’s registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Parent’s agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

In September 2021, our wholly owned subsidiary, Beijing Zerone Management & Consulting Company Ltd. (“Beijing Zerone”), an office space management services provider in China, acquired a 60% equity interest in Beijing Kuanneng Technology Co., Ltd, which owned and operated the Japanese culinary restaurant brand “Xiao Sushi.” This allowed us to officially enter the consumer services sector by integrating its self-owned platform members into our operations of chain office spaces and offline members. In September 2022, we disposed of Kuanneng Technology Co., Ltd.

Occupation of Workstations

In July 2021, Besunyen Holdings Company Limited (“Besunyen”), an investment company engaged in the manufacture and sale of therapeutic tea products, agreed to occupy 3,047.6 square meters at our landmark asset-light project in the Beijing Asia Finance Center for a total of 327 workstations from July 1, 2021 to December 31, 2023. In addition, we will also furnish our one-stop customized U Design services to Besunyen.

Five-year Cooperation with Hexa Group

In October 2021, we started a five-year cooperation with Hexa Group, an Australian property developer, to jointly develop the “Hexa Space-Ucommune” co-working project located in Melbourne, Australia, adding another international market to our geographic footprint in addition to Hong Kong and Singapore. The cooperation was terminated in December 2022.

Registration Statements

On February 2, 2021, the Parent completed a follow-on offering of 246,914 Class A ordinary shares and warrants to purchase 246,914 Class A ordinary shares at a combined offering price of US$81.00 for one Class A ordinary share and one firm warrant to purchase one Class A ordinary share (after retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022) (the “base offering”). The warrants will expire on February 2, 2026. The underwriter in this offering exercised its option in full to purchase an additional 740,740 warrants at an offering price of US$0.20 per warrant to purchase from us an additional 37,037 warrants shares (after retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022), which closed concurrently with the base offering.

On March 18, 2021, the Parent filed a registration statement on Form F-1 (File No. 333-254442), as amended, related to (1) the resale from time to time of certain Class A ordinary shares, (2) the issuance by the Parent of certain Class A ordinary shares upon the exercise of Prior Warrants and New Warrants, (3) the issuance by the Parent of (i) the UPOs, (ii) the UPO Warrants, (iii) the UPO Rights, (iv) Class A ordinary shares upon the exercise of the UPO Warrants and (v) Class A ordinary shares upon the conversion of the UPO Rights. The registration statement became effective on March 22, 2021. On July 2, 2021, the Parent withdrew such registration statement.

On July 2, 2021, the Parent filed a registration statement on Form F-1 (File No. 333-257664), registering the securities described in the foregoing paragraph, together with additional securities. On March 11, 2022, the Parent filed a pre-effective amendment to such registration on Form F-3, and registered Class A ordinary shares issuable upon the conversion of the Debenture and exercise of the JAK Warrants, among other things. The registration statement became effective on July 22, 2022.

On August 16, 2022, the Parent filed a registration statement on Form F-3 (File No. 333-266899), which was declared effective on September 20, 2022, to offer Class A ordinary shares, preferred shares, debt securities, warrants, rights and units of an aggregate offering price of up to US$300,000,000.

UK Wisdom Limited

On June 4, 2021, UK Wisdom Limited, a blank check company incorporated as a Cayman Islands exempted company, publicly filed a registration statement in connection with a contemplated initial public offering of 5,000,000 units. The Parent owns an 85% equity interest, and Mao Daqing, our founder, director and controlling shareholder owns a 15% interest, in Ucommune Talent Limited, the sponsor of UK Wisdom Limited. On November 21, 2022, as the registration statement had been on file for more than nine months and had not yet become effective, the SEC ordered that the registration statement be declared abandoned.

Nasdaq Notification Letter

On January 24, 2022, the Parent received a written Notification Letter from the Nasdaq that the Parent is not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for 30 consecutive business days. Based on the closing bid price of the Parent’s Class A ordinary shares for the 30 consecutive business days from December 8, 2021 to January 21, 2022, the Parent no longer meets the minimum bid price requirement.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Parent must regain compliance with Nasdaq Listing Rule 5550(a)(2) within 180 calendar days, or until July 25, 2022. To regain compliance, the Parent’s Class A ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Parent does not regain compliance by July 25, 2022, the Parent may be eligible for additional time to regain compliance or may face delisting.

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

Debenture and Warrants Offering

On January 26, 2022, the Parent completed a private placement pursuant to a securities purchase agreement (the “Securities Purchase Agreement”), with JAK Opportunities LLC (the “Purchaser”), for the offering of:

●	A US$3,000,000 principal amount 8% senior convertible debenture of the Parent (the “Debenture”). The Debenture matures on January 25, 2023 and pays interest in cash at the rate of 8.0% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on April 1, 2022. The Parent may also elect to pay accrued interest in Class A ordinary shares at a rate of 12.0% per annum, assuming a conversion rate equal to the lesser of (1) the conversion price then in effect or (2) the average of the volume weighted average price of Class A ordinary shares for the five consecutive trading days ending on the applicable interest payment date. The Debenture is convertible at the option of the Purchaser into Class A ordinary shares equal to 125% of the principal amount of the Debenture at an initial conversion price equal to the lesser of (1) US$1.00, subject to certain adjustments, and (2) 100% of the lowest daily volume weighted average price of Class A ordinary shares during the ten consecutive trading days prior to the conversion date;

●	A series A warrant of the Parent (the “Series A Warrant”) to purchase up to a number of Class A ordinary shares equal to an aggregate exercise price of $3,750,000, with an exercise price of US$4.05 per Class A ordinary share. The Series A Warrant is exercisable immediately and expires on January 26, 2029;

●	A series B warrant of the Parent (the “Series B Warrant”) to purchase up to a number of Class A ordinary shares equal to 125% of an aggregate exercise price of $15,000,000, with an exercise price of US$1.00 per 1.25 Class A ordinary shares (equivalent to an exercise price of US$0.80 per Class A ordinary share), each exercise of which entitles the Series B Warrant holder to deduct 10% from the exercise price. The exercise price shall be subject to a one-time downward adjustment to match the lowest volume weighted average price of the Class A ordinary shares on the ten consecutive trading days immediately following the date on which the registration statement registering the Class A ordinary shares underlying the Debenture and JAK Warrants becomes effective (the “Effective Date”). The Series B Warrant is exercisable immediately and expires on the twelve-month anniversary of the Effective Date; and

●	A series C warrant of the Parent (the “Series C Warrant,” and together with the Series A Warrant and Series B Warrant, the “JAK Warrants”) to purchase up to a number of Class A ordinary shares equal to an aggregate exercise price of $18,750,000, with an exercise price of US$4.05 per Class A ordinary share. 50% of Series C Warrant vested upon issuance, and 50% of the Series C Warrant shall vest proportionately based on the number of Series B Warrants exercised. The Series C Warrant shall expire on the seven-year anniversary of Effective Date.

Under the Securities Purchase Agreement, the Parent agreed not to undertake any action which (1) alters or changes the rights, preferences or privileges of the Debenture as a class, (2) results in the company incurring any debt incurred not in the ordinary course of the business, or (3) alters or amends our amended and restated articles of association. The Parent also agreed to maintain a minimum net cash position in cash or marketable securities of no less than US$1.0 million as long as the Debenture is outstanding. In addition, the Parent granted the Purchaser a 36-month right to participate in certain future financings, up to a level of 25%.

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

The conversion price of the Debenture and the exercise price of the JAK Warrants are subject to adjustments upon certain events, including stock splits, stock dividends, subsequent equity transactions (other than specified exempt issuances), subsequent rights offerings and fundamental transactions. If we fail to timely deliver the Class A ordinary shares upon any conversion of the Debenture or exercise of the JAK Warrants, the Parent will be subject to certain liquidated damages and buy-in provisions. The Purchaser shall not have the right to exercise any portion of the Warrants or convert any portion of the Debenture if such exercise and/or conversion would result in the Purchaser and its affiliates beneficially owning more than 4.99% (or, upon election of the Purchaser, 9.99%) of the Parent’s outstanding ordinary shares immediately after giving effect to the issuance of ordinary shares issuable upon the exercise and/or conversion.

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

Concurrently with the execution of the Securities Purchase Agreement, Debenture, JAK Warrants and January 2022 Registration Rights Agreement, the Parent entered into a lock-up agreement (the “January 2022 Lock-Up Agreement”), with (1) the Parent’s directors and officers who beneficially own over one million Class A ordinary shares and (2) the Parent’s shareholders beneficially owned 10% or more of the Parent’s shares. Until 60 days after the Effective Date, the signatories agreed not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any Class A ordinary shares or securities convertible, exchangeable or exercisable into, Class A ordinary shares beneficially owned, held or hereafter acquired by any such signatory.

The Securities Purchase Agreement, Debenture, JAK Warrants were amended on March 1, 2022, August 29, 2022, October 25, 2022 and January 24, 2023 to set and amend the Floor Price. Based on the amendment agreements dated January 24, 2023, the conversion price of the Debenture, the exercise price of the Warrants and the Floor Price has been amended to US$1.30 per Class A ordinary share, which, for avoidance of doubt, have already been adjusted to reflect the Share Consolidation on April 22, 2022. The Floor Price shall be proportionately decreased upon a stock split or share subdivision of Class A ordinary shares, and shall be proportionately increased in the case of a reverse stock split or share combination of Class A ordinary shares. While the Debenture and JAK Warrants remain outstanding, the Parent will not issue Class A ordinary shares or Class A ordinary share equivalents at a price per share or with a conversion or exercise price per share, as applicable, that is below the Floor Price without the prior written consent of the Purchaser.

Based on the amendment agreements dated January 24, 2023, the Maturity Date under and as defined in the Debenture has been amended from January 25, 2023 to July 25, 2023, and the Termination Date for purposes of the Series B Warrant has been amended to September 30, 2023.

Extraordinary General Meeting and Reverse Share Split

On March 16, 2022, the Parent announced an extraordinary general meeting (the “April EGM”) to be held at 10 A.M. on April 21, 2022, Beijing time, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Parent’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Parent (the “Share Consolidation”). At the April EGM, the Parent’s shareholders approved the Share Consolidation. As a result, the Share Consolidation became effective at 5 P.M. on April 21, 2022, U.S. Eastern time, and the Class A ordinary shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market when the market opened on the next business trading day under the same symbol “UK” but under a new CUSIP number of G9449A 209. No fractional shares were issued in connection with the Share Consolidation. All fractional shares were rounded up to the whole number of shares. Immediately following the Share Consolidation, the authorized share capital of the Company became US$50,000.00 divided into 25,000,000 ordinary shares of par value of US$0.002 each, comprising (1) 20,000,000 Class A ordinary shares of par value of US$0.002 each and (2) 5,000,000 Class B ordinary shares of par value of US$0.002 each.

Extraordinary General Meeting and Voting Ratio Change

On August 2, 2022, the Parent announced an extraordinary general meeting (the “August EGM”) to be held at 10 A.M. on August 19, 2022, Beijing time, to change the voting power of the Class B ordinary shares of par value of US$0.002 each from fifteen (15) votes for each Class B ordinary share to thirty-five (35) votes for each Class B ordinary share (the “Voting Ratio Change”). On August 9, 2022, the Parent announced the adjournment of the August EGM to 10 A.M. on August 24, 2022, Beijing time. At the August EGM, the Parent’s shareholders approved the Voting Ratio Change. As a result, with immediate effect, each Class A ordinary shares, par value of US$0.002 each, of the Parent shall be entitled to one (1) vote on all matters subject to vote at general and special meetings of the Parent and each Class B ordinary share shall be entitled to thirty-five (35) votes on all matters subject to vote at general and special meetings of the Parent.

B. Business Overview

We are a leading agile office space provider in China in terms of the number of spaces, aggregate managed area and number of cities covered. Beyond physical spaces, we have built a technology-driven platform consisting of U Bazaar, a smart office system, IoT solutions and a data management system, Udata, to foster a vibrant Ucommune community by offering U Plus services to satisfy member needs.

We launched our first space in September 2015, and have since expanded our operations into 75 cities as of December 31, 2022. We operate our spaces under the following two models:

Self-operated Model. We have two categories of spaces under our self-operated model. We disposed of the subsidiary responsible for U studio category in December 2022 and discontinued related operations, where we leased scattered and small office spaces with area generally less than 200 m2 each from landlords and built the spaces using our proprietary SOP.

●	U Space, under which we enter into leases with landlords for spaces with area generally over 200 m2 each, and design and build the spaces using our proprietary SOP.

●	U Design, under which we provide one-stop customized services from location selection to daily operations in accordance with the specifications of our members.

Fees received under our self-operated model, including for U Space and U Design, pursuant to member service contracts are recognized as workspace membership revenue. Fees charged to members for ancillary services under our self-operated model, such as printing and copying, are recognized as other services revenue.

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

Enterprise Members

Our unique and comprehensive network of agile office spaces covering economically vibrant regions, including all the tier-1 and new tier-1 cities in China, provides our enterprise members with flexible and cost-efficient office space solutions, particularly for their geographic expansion, helping them to rapidly achieve scale and enhance productivity. As of December 31, 2022, we had approximately 37,580 enterprise members ranging from large enterprises to SMEs.

Our enterprise member base is diverse in terms of size, industry and geography with a healthy mix of large enterprise members and SME members.

– Large enterprise members

Large enterprise members are enterprise members with 100 or more employees. Compared to SME members, large enterprise members generally occupy more workstations and enter into leases with longer terms, which offer better visibility on our future revenue. Under long-term leases for dedicated spaces of more than 100 workstations, we usually conduct large-scale customization to suit member needs.

– SME members

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

Individual Members

Our individual members consist primarily of employees of our enterprise members and freelancers. As of December 31, 2022, we had approximately 1,156,350 individual members. A large portion of our individual members using workstations have bachelor’s or master’s degrees and their annual incomes are higher than per capita disposable income in China.

They generally spend an average of eight hours in our spaces during a typical working day, providing us with opportunities to offer services to help their career advancement and improve the quality of their personal lives. As of December 31, 2022, approximately 27,430 of our individual members were using workstations.

Our Operating Models

As of December 31, 2022, we had 207 spaces across 75 cities of which 174 spaces were in operation, providing approximately 51,040 workstations to our members, and 33 spaces were under construction or preparation for construction. The following table sets forth some of our operating metrics as of the dates indicated:

	As of December 31, 2020	As of December 31, 2021	As of December 31, 2022
Number of cities	54	65	75
Number of Spaces	234	273	207
Number of spaces under self-operated model(1)	109	108	77
Number of spaces under asset-light model	125	165	130
Managed area (m2)(2)	647,700	865,150	743,060
Managed area under self-operated model	296,200	242,335	130,230
Managed area under asset-light model	351,500	622,815	612,830
Number of spaces in operation	163	220	174
Number of workstations of spaces in operation	57,500	62,580	51,040
Number of members	1,044,700	1,176,970	1,193,930
Number of individual members	1,013,600	1,141,780	1,156,350
Number of individual members using workstations	44,050	44,580	27,430
Number of enterprise members	31,100	35,180	37,580
Occupancy rate for all spaces in operation	77%	70%	51%
Occupancy rate for mature spaces	81%	76%	52%

Notes:

(1)	As spaces under U Studio category were small offices, we counted one or more small offices operated under U Studio category in one building as one space. As of December 31, 2020 and 2021, we cooperated with 132 and 132 landlords counted by property ownership certificate, respectively, under U Studio category. We disposed of the subsidiary responsible for U studio category in December 2022 and discontinued related operations.
(2)	Approximate number subject to rounding adjustments.
(3)	As spaces under U Studio category were small offices, we leased the entire space to members instead of leasing all or some of the workstations therein. Therefore, the number of workstations under U Studio category was counted by dividing the managed area of our spaces in operation under U Studio category by the average area per workstation of 4.5 m2.

Based on different operating models and revenue sources, we categorize our spaces into two models:

Self-operated Model

The self-operated model has two categories, namely U Space and U Design. We disposed of the subsidiary responsible for U studio category in December 2022 and discontinued related operations, where we leased small office spaces scattered in commercial office buildings, conducted moderate alterations and provided streamlined operating services to members.

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

We generate revenue by directly leasing spaces to members and charging membership fees. We also generate revenue by leasing storefronts, restaurants and workstations to our business partners who occupy our spaces to provide services to our members. As of December 31, 2022, we had 34 spaces under the U Space category, all of which were spaces in operation with approximately 18,348 workstations available for members.

U Design

For members who wish to bring the Ucommune experience to their own office spaces, we provide an option of customizing an office space according to the specifications of our members. We provide one-stop services to our members, from advisory services on location selection, design and build services, to delivery and operation services.

We provide the services under this model on an as-needed basis, and we generate revenue from services actually provided, such as operating fees, advisory fees and fees related to design and build of the spaces. As of December 31, 2022, we had 43 spaces under U Design category, including 36 spaces in operation with approximately 2,163 workstations available for members.

Asset-light Model

The asset-light model has two categories, namely U Brand and U Partner. Under both subcategories, we are responsible for operating the spaces and we can deliver our members the same quality services that we provide in U Space. As we expand rapidly into other cities and countries under the asset-light model, we can provide our members with spaces in more geographical locations.

As of December 31, 2022, we had 130 spaces under the asset-light model with managed area of approximately 612,830 m2, representing 82% of the aggregate managed area of approximately 743,060 m2 of all spaces. In 2022, we launched 39 new spaces under our asset-light model with managed area of approximately 202,704 m2. In 2020, 2021 and 2022, we generated operating profit from the subsidiary that operates agile office spaces under our asset-light model. We intend to focus on expanding our asset-light business as one of our major growth drivers.

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

Since U Brand does not require us to incur significant capital investments to build and launch new spaces, we believe we can scale rapidly under this model. As of December 31, 2022, we had 62 spaces under the U Brand category, including 44 spaces in operation with approximately 16,669 workstations available for members.

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

We generate revenue under a revenue sharing mechanism with landlords. As of December 31, 2022, we had 68 spaces under the U Partner category, including 60 spaces in operation with approximately 13,860 workstations available for members.

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

Our spaces offering includes certain basic services and amenities free of charge, including high-speed internet access, reception services, package handling, security services, office furniture and stationery, lounge and common area and shared kitchen and pantry.

Our spaces also feature various smart functions that aim to improve our members’ experience. Facial-recognition and smart monitoring systems are available in the majority of our spaces. As of December 31, 2022, cloud access control had been installed in approximately 90% of our spaces; and approximately 70% of our conference rooms were equipped with smart conferencing systems, featuring screen casting and video conferencing. Our members can host video conferences across departments and geographical locations.

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

With a team of over 34 experienced architects and designers, we have built strong in-house design-and-build capabilities. Our architects and designers were trained in the world’s top-tier architecture firms and are knowledgeable about China’s local markets. They have rich experience in designing agile office spaces and can deliver a three-dimension design in a short time with the use of advanced software and modelling technology.

As of December 31, 2022, our team had involved in the design of 100 projects across 38 cities for approximately 1,433,853 m2 area. Certain design plans of our spaces have been published in renowned architecture websites and received positive feedback. With our enhanced design and build capabilities, we plan to provide customers with prefabricated office design products.

Our design and build capabilities enable us to reduce the time from taking possession of a new space to making the space ready for leasing to members. It typically takes us about three to five months to open a U Space, compared to the industry average of approximately six months.

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

Based on factors including redevelopment costs, location and standards of decoration and office facilities, we have developed three product lines based on different design standards, i.e., premium, superior and standard, which can satisfy the various needs and different budgets of our members.

– Premium Product Line

Our premium product line serves as flagship Ucommune spaces and are critical to our branding. As our top product line, it features premium facilities and decor. We usually design the space with a customized theme and redevelop the entire space in accordance with the design. As of December 31, 2022, we had nine spaces under our premium product line, all of which are spaces in operation with approximately 5,922 workstations available for members.

– Superior Product Line

We develop the superior product line with high-end facilities and decor. As of December 31, 2022, we had 21 spaces under our superior product line, including 21 spaces in operation with approximately 10,028 workstations available for members.

– Standard Product Line

We develop our standard product line by utilizing the original facilities and decor and conduct necessary modelling. Our goal is to complete the redevelopment of the properties in a cost-efficient manner while ensuring the proper functioning of our working spaces. As of December 31, 2022, we had 177 spaces under our standard product line, including 144 spaces in operation with approximately 58,013 workstations available for members.

Management

Our management team has a deep understanding of and rich experience in operating chain commercial real estate space, such as hotels and serviced apartments. Combined with our refined SOP on agile office space operations, we have significantly streamlined and simplified the operation of our spaces while maintaining our superior services that our members expect.

Led by our management team, we have an experienced operating and community management team including, among others, more than 120 operating staff with hotel operation or other service industry experience. We offer training to our operating staff on various aspects of space operation, including facilities and amenities maintenance, cleaning, security and other services. We also provide an operating guidance manual, which serves as a reference when the operating staff encounters problems in daily operations.

Operating Efficiency

We have achieved high efficiency as a result of our development and management capabilities. As of December 31, 2022, one operating staff operated on average approximately 5,400 m2 of our spaces in China.

Furthermore, the profitability profile of our agile office space services is partly driven by the maturity of our agile office spaces, or the period a space has been open to our members. Once a space reaches maturity, occupancy is generally stable, our initial investment in build-out and sales and marketing to acquire members is complete and the space typically generates recurring revenue and cash flow. As of December 31, 2022, the overall occupancy rate for our 174 total spaces in operation and 61 mature spaces was approximately 51% and 52%, respectively. We experienced decreased occupancy rates as a result of the COVID-19 impact, especially in 2022. In particular, some of our spaces were temporarily closed due to the regional resurgence of COVID-19 cases in China and related pandemic-control measures imposed by the government. The operations of some of our members were also negatively affected by the pandemic, which in turn affected their demands for our spaces. We plan to retain our existing members and acquire new members to improve our occupancy rates going forward along with the overall lift of pandemic-control measures in China since December 2022.

U Plus Services

In addition to agile office space services, we seek to provide comprehensive services to empower our members, which we refer to as U Plus services, to improve the experience of our members and to build a vibrant Ucommune community serving wider group of members beyond physical spaces.

We are dedicated to providing services by ourselves or through our business partners and investees. Business partners are third-party service providers who, through our spaces or technology-driven platform, sell services to our members. We screen and select reputable business partners through a rigorous screening process to help ensure that the quality of services they provide meet our standards. As of December 31, 2022, we had cooperated with over 700 business partners to provide U Plus services ranging from office services to lifestyle, from general corporate services to advertising and branding services, and from self-development to social networking.

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

Utilizing our offering of U Plus services and technology capabilities, we have experienced rapid growth in our member base, increasing from approximately 1,044,700 as of December 31, 2020 to approximately 1,176,970 as of December 31, 2021, and further to approximately 1,193,930 as of December 31, 2022.

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

We receive revenue from members by providing U Plus services and charging members fees based on services provided, such as design and build services and advertising and branding services. We also generate revenue from our business partners and investees through different arrangements, including:

●	revenue sharing arrangements under which we share part of the revenue of our business partners as fees, and

●	fixed fee arrangements under which we charge our business partners and investees fixed fees for leasing our spaces to provide services.

Under	a typical agreement for revenue sharing arrangements with our business partners:

●	business partners provide services in designated agile office spaces and are primarily responsible for operation and maintenance,

●	we provide utilities and ancillary services to support the services provided in the agile office spaces,

●	business partners share revenue with us in accordance with the pre-agreed proportion of their monthly/quarterly service income and may enjoy a one-month complimentary trial operating period, and

●	our cooperation with business partners has one-to-two-year terms.

Under	a typical agreement for fixed fee arrangements with our business partners:

●	business partners provide services in designated agile office spaces and are primarily responsible for operations and maintenance,

●	we provide utilities and ancillary services to support the services provided in the agile office spaces,

●	business partners pay fixed-fees per month/quarter/year for leasing our spaces and may enjoy a one-month complimentary trial operating period, and

●	our cooperation with business partners has one-to-two-year terms.

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

Incubation Services and Corporate Venture

We cooperate with our business partners to provide incubation services. We have many start-up members with high demand for financing and mentoring services, such as identifying and addressing market opportunities, and advising on government policies. Through hosting events in our spaces, we and our business partners invite entrepreneurs and mentors to share experiences on early-stage projects with start-up founders, and make connections with business partners and potential investors.

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

We utilize our strong membership base to distinguish our marketing and branding services and attract customers. For example, many of our SMEs members have significant financing needs and are target customers for online financial service providers. We have attracted certain online financial service providers as the major customers of our advertising and branding services since 2019. In 2022, we provided services to two top online financial service providers.

Related Services to Our Community

The nature of our business, i.e., providing office space solutions, results in our individual members spending long hours in our physical spaces. Our individual members using workstations generally spend an average of eight hours in our spaces during a typical working day, establishing rapport with our Ucommune community and generating significant traffic and data.

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

As of December 31, 2022, we had processed an aggregate of approximately 41,325 U Product orders with a gross market value of RMB96.27 million since we launched U Product in August 2019. As of the date of this annual report, most purchases are made through our WeChat mini program. The promotional interfaces of the U Product WeChat mini program aid the shopping experience on our platform, enabling dissemination of product information. Our members can easily share the WeChat mini program for U Product with their families, friends and other social contacts who may also be interested in buying products through our platform.

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

Through these SAAS services, our DOMES platform enables property developers and other participants along the real estate value chain to enhance the value of their properties. Our DOMES clients include major real estate companies in China, such as Beijing Jingying Menggu Changying Industrial Park and Shanghai Dashu Shared Office. We expect to grow the client base and increase the revenue of our SAAS business going forward as we develop our SAAS business.

Technology

Technology is the core of our business, enabling us to operate our spaces with high efficiency and build an integrated platform to serve and empower our members online and offline. Our research and development team, consisting of 34 staff with extensive internet- and technology-industry backgrounds, focuses on optimizing our systems based on business development, data analytics and member feedback. We plan to invest in technology to refine our data analytics and technologies capabilities to improve our operating efficiency and drive monetization opportunities.

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

Smart Conferencing System

Our smart conferencing system, integrated with U Bazaar, manages the availability and booking of our conference rooms. Screen casting and video conferencing can be enabled through our smart conferencing system and allows members to have video conferences across departments, locations and cities without modifying their current network or having to pre-install software. As of December 31, 2022, approximately 70% conference rooms were equipped with smart conferencing systems.

Access Control System

Our artificial intelligence-powered access control system enables centralized management of access to our spaces. We use facial recognition technology to control access. Once members and visitors upload their pictures onto U Bazaar, our access control system allows members and visitors with proper authorization to enter our spaces.

We also use QR codes and Bluetooth-enabled access control technology to allow members and visitors to enter our spaces by using their mobile devices. As of December 31, 2022, over 50 of our agile office spaces were equipped with facial recognition access control, and cloud-based security system cover almost all of our agile office spaces.

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

As of December 31, 2022, we had registered 1,060 trademarks, 71 copyrights and 31 domain names in the PRC, which include the domain name of our main operating website (www.ucommune.com). As of the same date, we had registered three patents, 247 trademarks and four domain names outside of China, and had one patent application outside of China.

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

Insurance

Consistent with industry practices, we maintain three types of insurance: public liability insurance, third-party liability insurance and property all risks insurance. We consider our insurance coverage to be sufficient for our business operations in China.

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

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in March 2022 and will become effective on May 1, 2022 (the “FITE Regulations”), unless otherwise promulgated, the ultimate foreign equity ownership in a VATS provider may not exceed 50%.

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

The construction institutions that (1) carry out a construction project of which the required fire prevention design is required to be approved but such design has not been approved or has failed the examination, or (2) put into use a construction project which is required to undergo a fire prevention acceptance check but the project has not undergone such acceptance check or has failed the acceptance check, shall be ordered to suspend construction, usage, production or operations and be imposed a fine of RMB30,000 to RMB300,000 by competent government authorities. The construction institutions who fail to submit the filing for as-built inspect to the competent department of housing and urban-rural development, will be ordered to effect rectifications and be imposed a fine of not more than RMB5,000 by such department.

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

Any individual or entity that (1) sells or provides personal information to others in a way violating the applicable law, or (2) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and effective June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

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

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), which became effective in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (1) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking; (2) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and the impact on the individual’s rights; and (3) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

On November 14, 2021, the CAC promulgated the draft Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft CAC Regulation”), which has not yet become effective. The Draft CAC Regulation provides that data processors that conduct the following activities must apply for cybersecurity review: (1) merger, reorganization or spin-off of online platform operators holding a large amount of data resources related to national security, economic development or public interests, which may have an adverse effect on national security; (2) data processors that handle personal information of more than one million users intending to list their securities on a foreign stock exchange; (3) data processors intending to list their securities on a stock exchange in Hong Kong, which may have an adverse effect on national security; and (4) other data processing activities that may have an adverse effect on national security.

On December 28, 2021, the CAC, jointly with other 12 governmental authorities, promulgated the revised Cybersecurity Review Measures, which became effective on February 15, 2022. According to the Cybersecurity Review Measures, critical information infrastructure operators that intend to purchase internet products and services which may have an adverse effect on national security must apply for cybersecurity review. Meanwhile, online platform operators holding personal information of over one million users that intend to list their securities on a foreign stock exchange must apply for cybersecurity review.

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

On February 17, 2023, the CSRC promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and related guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic enterprises that (1) offer shares, depository receipts, convertible notes or other equity securities overseas, or (2) list securities on an overseas stock exchange, must complete record-filing procedures and report the relevant information to the CSRC.

Pursuant to the Overseas Listing Trial Measures, domestic enterprises that directly or indirectly offer or list securities on an overseas stock exchange shall file with the CSRC within three business days after submitting their initial public offering and/or listing application documents. Issuers already listed on an overseas stock exchange which offer securities to be listed on an overseas stock exchange shall file with the CSRC within three business days after the completion of such offering, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Recent regulatory development in China may exert more oversight and control over listings and offerings that are conducted overseas. The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

C. Organizational Structure

The following chart shows our corporate structure as of March 31, 2023, including our principal subsidiaries and the VIEs. The Nasdaq-listed entity is the Parent, Ucommune International Ltd, and the public shareholders are purchasing the equity interests of the Parent. The VIEs and our principal subsidiaries are the operating entities.

Maodq Limited
4.80%
FAIR VISION GROUP LIMITED
3.30%
Astro Angel Limited
1.242%
AMBITIOUS WORLD LIMITED
4.650%
Other holders, each holds less than 5% individually
12.07%
Public holders
73.93%
Ucommune International Ltd. (Cayman Islands)
100%
Ucommune Group Holdings Limited (Cayman Islands)
100%
Melo Inc. (Delaware)
100%
Melo Hongkong Limited
100%
Ucommune Group Holdings (Hong Kong) Limited
100%
Offshore Operating Companies
Off Shore
On Shore
100%
Ucommune (Beijing) Technology Co., Ltd.("Ucommune Technology") WFOE
100%
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
Contratual Arrangements
Ucommune (Beijing) Venture Investment Co., Ltd.("Ucommune Venture"), a VIE(2)
Beijing Ubazaar Technology Co., Ltd. ("Beijing U Bazaar"), a VIE(3)
Beijing Weixue Tianxia Education Technology Co., Ltd. ("Weixue Tianxia"), a VIE (4)
100%
Beijing Zerone Management & Consulting Company Ltd. ("Beijing Zerone")
100%
Guangdong Wanhe Green Technology Co., Ltd. ("Wanhe")

Notes:

(1)	As of March 31, 2023, other holders which own less than 3% of the equity interests individually includes the following: Zhuhai Qianyi Hongtong Investment Fund (Limited Partnership) holds 2.430%, Beijing Pusi Investment Co., Ltd holds 2.352%, Zhuhai iKang Jiahua Asset Management Partnership (Limited Partnership) holds 2.243%, Wuxi Zhongrong Rongyouchuangxiang Investment Enterprise (Limited Partnership) holds 2.176%, Beijing Zhongkai Investment & Development Co., Ltd holds 2.146%, Xiamen Ruizhiye Equity Investment Co., Ltd holds 2.112%, Ningbo Enterprise One Investment Management Partnership (Limited Partnership) holds 2.057%, Juyuan Xincheng (Tianjin) Commercial Management Partnership (Limited Partnership) holds 2.032%, Beijing Gongqing Success Enterprise Management Center (Limited Partnership) holds 1.983%, Beijing Yirun Chuangyin Investment Center (Limited Partnership) holds 1.946%, Beijing Yintai Land Commercial Co., Ltd holds 1.865%, Yongzhou Ruru Culture Technology Co., Ltd holds 1.612%, Shenzhen Yiwenda Investment Management Consulting Co., Ltd holds 1.447%, Beijing Hongtai Jinyi Management Consulting Co., Ltd holds 1.430%, Peizhi Wang holds 1.273%, Jiangxi Fusen Information Technology Co., Ltd holds 1.257%, Zhiyong Zhao holds 1.129%, Xinjiang Xinzhongshuo Marketing Co., Ltd holds 1.022%, Beijing Silk Road Cloud and Investment Center (Limited Partnership) holds 0.700%, Shanghai Yongbai Lian investment management co., LTD holds 0.678%, Ping Wang holds 0.667%, Jun Qin holds 0.662%, Jiahui Gan holds 0.659%, Shandong Guohui Investment Co., Ltd holds 0.499%, Shanghai Gopher Rongze Investment Center (Limited Partnership) holds 0.487%, Innovation Factory (Beijing) Enterprise Management Co., Ltd holds 0.487%, Xinyu Guanda Architectural Design Consulting Co., Ltd holds 0.479%, Zhuangkun He holds 0.471%, Lhasa Songhe Incubator Management Co., Ltd holds 0.423%, Jiaxing Chuanghe Huijin Equity Investment Partnership (Limited Partnership) holds 0.379%, Tianjin Ruihe Technology Co., Ltd holds 0.352%, Min Jiang holds 0.347%, Feifei Yi holds 0.328%, Chao Dai holds 0.243%, Kaifeng Cultural Tourism Investment Group Co., Ltd holds 0.203%, and Sichuan Xinwen Investment Co., Ltd holds 0.085%.

(2)	Ucommune Venture, a VIE, is an entity in which our operations are conducted. Ucommune Venture and Ucommune Technology, the WFOE, entered into a series of contractual arrangements.

(3)	Beijing U Bazaar, a VIE, is an entity in which our operations are conducted. Beijing U Bazaar and Ucommune Technology, the WFOE, entered into a series of contractual arrangements.
(4)	Weixue Tianxia, a VIE, is an entity in which our operations are conducted. Weixue Tianxia and Beijing Melo, the WFOE, entered into a series of contractual arrangements.

The Parent is not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries and through contractual arrangements with the VIEs based in China, and this structure involves unique risks to investors. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and investors may never hold equity interests in the Chinese operating companies. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in VATSs and certain other businesses. We currently conduct our VATS business through Beijing U Bazaar, including value-added online services for our members. We also plan to engage in VATS business and other businesses which may subject to foreign investment restrictions through Ucommune Venture and/or Weixue Tianxia in the future. The VIE structure would afford us greater flexibility in expanding our business scope and implementing our business strategies in compliance with PRC laws and regulations in the future as our business expands. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. If the PRC government deems that our contractual arrangements with the consolidated VIEs domiciled in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. In addition, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed on us by the PRC government. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of the Parent, our subsidiaries or the VIEs by the PRC government to transfer cash. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.”

Contractual Arrangements with the VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in VATSs and certain other businesses. We are a company incorporated in the Cayman Islands. We currently conduct our VATS business through Beijing U Bazaar, including value-added online services for our members. We also plan to engage in VATS business and other businesses which may subject to foreign investment restrictions through Ucommune Venture and/or Weixue Tianxia in the future.

The Parent and our subsidiaries operate our business mainly through the VIEs in the PRC, based on a series of contractual arrangements. As of December 31, 2020, 2021 and 2022, the consolidated VIEs accounted for an aggregate of 88.5%, 92.0% and 98.9%, respectively, of our consolidated total assets and 94.3%, 106.2% and 95.5%, respectively, of our consolidated total liabilities. In 2020, 2021 and 2022, the consolidated VIEs accounted for an aggregate of 96.5%, 97.2% and 97.4%, respectively, of our consolidated total net revenue. See our consolidated financial statements and the related notes included elsewhere in this annual report.

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

These contractual arrangements enable the Parent to:

●	receive the economic benefits that could potentially be significant to the consolidated VIEs in consideration for the services provided by our subsidiaries;

●	be the primary beneficiary of contractual arrangements with the consolidated VIEs; and

●	hold an exclusive option to purchase all or part of the equity interests and an exclusive option to purchase all or part of the assets in the consolidated VIEs when and to the extent permitted by PRC law.

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

Ucommune Venture has agreed to pay fees up to its and its subsidiaries’ after-tax profit to Ucommune Technology. This agreement was effective from July 5, 2019 and will continue to be effective unless it is terminated by written notice of Ucommune Technology or, or until all of the equity interests in or assets of Ucommune Venture have been acquired by Ucommune Technology or its designee under the exclusive purchase option agreement.

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

D. Property, Plants and Equipment

We lease the properties for our principal executive office, which is located on Floor B1, Tower D, No.2 Guang Hua Road, Chaoyang District, Beijing, People’s Republic of China with an aggregate area of approximately 8,110 m2. We lease the properties for our agile office spaces. For more information on our spaces, see “Item 4. Information on the Company — B. Business Overview — Agile Office Space Services.”

In addition to our leased agile office spaces and offices, as of December 31, 2022, we had self-owned properties in China with an aggregate area of approximately 7,365.21 m2. We primarily use these properties for our agile office spaces.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In this Item, “we,” “us,” “our company,” “our” or “Ucommune” refers to Ucommune International Ltd, a Cayman Islands company, its subsidiaries and the consolidated VIEs. The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This annual report contains forward-looking statements. See “Forward-Looking Information.” Our actual results may differ materially from those anticipated in these forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information — D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

Our brand is one of the most recognized agile office space brands in China. We operate a leading agile office space community in China in terms of the number of spaces, aggregate managed area and number of cities covered. We had 207 agile office spaces across 75 cities as of December 31, 2022.

As of the same date, we had 174 spaces in operation, providing approximately 51,040 workstations to our members and we also had 33 spaces under construction or preparation for construction. As of December 31, 2022, we had one space operated by our associates in New York. As of December 31, 2022, we had approximately 1,193,930 members, including approximately 1,156,350 individuals and 37,580 enterprises, ranging from large enterprises to SMEs.

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

As of December 31, 2022, we had 130 spaces under the asset-light model with managed area of approximately 612,830 m2, representing 82% of the aggregate managed area of approximately 743,060 m2 of all spaces. In 2022, we launched 39 new spaces under our asset-light model with managed area of approximately 202,704 m2. In 2020, 2021 and 2022, we generated operating profit from the subsidiary that operates agile office spaces under our asset-light model. We intend to focus on expanding our asset-light business as one of our major growth drivers.

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

We receive revenue from members by providing U Plus services and charging members fees based on the services provided, such as design and build services, and advertising and branding services. We also generate revenue from our business partners and investees through different arrangements, including (1) revenue sharing arrangements under which we share part of the revenue of our business partners as fees, and (2) fixed fee arrangements under which we charge our business partners and investees fixed fees for leasing our spaces to provide services.

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

The COVID-19 outbreak has materially adversely affected our financial condition and results of operation. Net revenue in 2020 decreased partially due to the temporary closure of our spaces during the break and we experienced difficulty in collection of receivables, which resulted in additional allowance for doubtful accounts or impairment loss. In addition, our workspace membership services revenues decreased in 2021 and 2022, partially due to decreased overall occupancy rate from 77% as of December 31, 2020 to 70% as of December 31, 2021 and further to 51% as of December 31, 2022 and closures of unprofitable spaces primarily caused by the COVID-19 outbreak. Since December 2022, many of the restrictive measures previously adopted by the PRC government at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures. As a result, there has recently been and may continue to be an increase in COVID-19 cases in China, which may lead to temporary interruptions to business operations. The COVID-19 outbreak has resulted in, and may intensify global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows in 2022 and beyond will depend on future developments, which are highly uncertain and cannot be reasonably estimated at this time. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.”

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

We have developed an asset-light model by providing landlords with our design and build and operation capabilities. Our asset-light model has two categories, i.e., U Brand and U Partner. Under U Brand, we primarily receive management fees from landlords. Under U Partner, we primarily share revenue with landlords. We operate agile office spaces under our asset-light model through one subsidiary. In 2020, 2021 and 2022, the net revenue and operating profit of this subsidiary were relatively insignificant to us. However, the subsidiary generated operating profit while we incurred overall loss from operations.

We plan to refine our agile office space network by exploring growth under the asset-light model and pursuing targeted expansion. Our spaces under the asset-light model increased from 125 as of December 31, 2020 to 165 as of December 31, 2021 and subsequently decreased to 130 as of December 31, 2022. We also plan to enhance our leading position by expanding across tier-1 and new tier-1 cities in China and into overseas markets.

With the expansion of our agile office space network, our business may be exposed to additional risks. For example, our impairment loss on property and equipment and right-of-use assets was RMB13.9 million (US$2.0 million) in 2022, as compared to RMB29.7 million in 2021, primarily associated with the spaces where carrying value is not expected to be fully recoverable.

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

Our design and build capabilities enable us to shorten the time from taking possession of a new space to making the space ready for leasing to members. We typically complete this process within three to five months for spaces under the U Space category, compared to the industry average of approximately six months.

We expect our costs and expenses to increase in absolute amount as we expand our business and to decrease a percentage of our net revenue as we improve operational efficiency, achieve economies of scale and enhance our brand recognition.

Growth in Our Member Base and Pricing of Our Agile Office Space Services

We generate most of our net revenue from providing various agile office space solutions to our members from whom we collect monthly rent in the form of membership service fees in accordance with membership service contracts or office workstation rental fees in accordance with office workstation rental contracts. The key contract terms and services provided under both membership service contracts and office workstation rental contracts are identical. Therefore, our results of operations are directly affected by the growth in our member base and the pricing of our agile office space services. The number of individual members using workstations increased from approximately 44,050 as of December 31, 2020 to approximately 44,580 as of December 31, 2021, and subsequently decreased to approximately 27,430 as of December 31, 2022.

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

Development of U Plus Services

We derive revenue from U Plus services in cooperation with our business partners and investees. As of December 31, 2022, we had over 700 business partners. Our member base has grown rapidly, increasing from approximately 1,044,700 as of December 31, 2020 to approximately 1,176,970 as of December 31, 2021 and further increased to approximately 1,193,930 as of December 31, 2022. As our business grows, we have opportunities to provide more services and build a vibrant community serving wider group of members beyond the physical spaces.

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

Acquisition Activities to Expand Our Offerings

We have made acquisitions or investments that we believe will expand our agile office space network and service offerings that benefit our members and have the potential to become meaningful revenue streams in the future. For example, in 2021, we acquired a company engaging in interior design and construction services and a company engaging in catering services. We intend to continue selectively pursuing strategic partnerships and acquisitions, which could include investments in private or public entities, strategic alliances, or securities offerings through our parent company or subsidiaries, to expand our Ucommune community.

Key Components of Results of Operations

We have three operating segments including (1) workspace membership, (2) marketing and branding services, and (3) other services. Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available. Our chief operating decision makers regularly evaluate our operating segments in deciding how to allocate resources and assess performance. See our consolidated financial statements included elsewhere in this annual report for additional information regarding our three reportable segments.

Net Revenue

The following table sets forth a breakdown of our net revenue, in absolute amounts and as percentages of total net revenue, for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenue
Workspace membership revenue	422,984	48.2	376,642	35.6	258,796	37,522	39.2
Marketing and branding services revenue	317,461	36.2	463,475	43.8	287,453	41,677	43.5
Other services revenue	136,692	15.6	217,391	20.6	114,492	16,600	17.3
Total net revenue	877,137	100.0	1,057,508	100.0	660,741	95,799	100.0

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

Marketing and Branding Services Revenue. Our marketing and branding services net revenue includes advertising services net revenue, primarily generated by integrated branding services and online targeted marketing services provided by Shengguang Zhongshuo.

Other Services Revenue. Other services net revenue primarily consists of (1) interior design and construction net revenue generated from companies we acquired, (2) management fees generated from our agile office spaces under U Brand, (3) SaaS services and IoT solutions revenue and (4) charges to members for ancillary services such as printing and copying fees and catering service fees.

Cost of Revenue (Excluding Impairment Loss)

The following table sets forth a breakdown of our cost of revenue (excluding impairment loss), in absolute amounts and as percentages of total cost of revenue (excluding impairment loss), for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue (excluding impairment loss)
Workspace membership	557,102	57.5	508,121	44.8	339,088	49,163	46.1
Marketing and branding services	297,893	30.8	444,717	39.2	291,568	42,273	39.7
Other services	113,074	11.7	181,222	16.0	104,311	15,124	14.2
Total cost of revenue (excluding impairment loss)	968,069	100.0	1,134,060	100.0	734,967	106,560	100.0

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue (excluding impairment loss) for workspace membership
Lease expenses	345,072	61.9	260,318	51.2	167,369	24,266	49.4
Employee compensation and benefits	38,398	6.9	75,853	14.9	35,643	5,168	10.5
Depreciation and amortization	70,412	12.6	67,653	13.3	49,001	7,104	14.5
Other workspace operating costs	103,220	18.6	104,297	20.6	87,075	12,625	25.6
Total cost of revenue (excluding impairment loss) for workspace membership	557,102	100.0	508,121	100.0	339,088	49,163	100.0

Cost of revenue (excluding impairment loss) for workspace membership primarily consists of (1) lease expenses, (2) employee compensation and benefits, (3) depreciation and amortization expenses, and (4) other workspace operating costs, such as costs for daily maintenance and cleaning, and insurance costs.

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

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of (1) marketing and promotion expenses, (2) compensation for our sales and marketing personnel and (3) share-based compensation expense.

General and Administrative Expenses

Our general and administrative expenses consist primarily of (1) compensation for our management and administrative personnel, (2) expenses in connection with our operation and financing supporting functions such as legal and human resources, (3) share-based compensation expense, and (4) other administrative expenses.

Change in Fair Value of Warrant Liability

Warrants classified as liabilities are initially recorded at fair value with gains and losses arising from changes in fair value recognized in the consolidated statements of operations during the period in which such instruments are outstanding.

Change in Fair Value of Put Option Liability

Put option classified as liabilities is initially recorded at fair value with gains and losses arising from changes in fair value recognized in the consolidated statements of operations during the period in which such instruments are outstanding.

Impairment Loss on Long-term Investments

Our impairment loss on long-term investments was recognized when the investees’ operating performances indicate that the carrying value of the investment is no longer recoverable.

Gain on Disposal of Long-term Investments

Our gain on disposal of long-term investments was generated from the disposal of equity investment in 2020.

(Loss)/Gain on Disposal of Subsidiaries

Our (loss)/gain on disposal of subsidiaries was generated from the disposal of several subsidiaries.

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

Hong Kong

Ucommune HK, our subsidiary incorporated in Hong Kong, is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first two million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements it had no assessable income for 2020, 2021 and 2022.

Singapore

Ucommune Singapore Pte. Ltd. and Ucommune Technology Pte. Ltd, our subsidiaries incorporated in Singapore, are subject to Singapore corporate income taxes at the rate of 17% for 2020, 2021 and 2022.

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

As a result of the tax act, the Parent has evaluated whether it has an additional tax liability from the GILTI inclusion on current earnings and profits of its foreign controlled corporations. The law also provides that corporate taxpayers may benefit from a 50% reduction in the GILTI inclusion, which effectively reduces the tax rate on the foreign income to 10.5%. The GILTI inclusion further provides for a foreign tax credit in connection with the foreign taxes paid. As of December 31, 2022, the Parent does not have any aggregated positive tested income; and as such, did not record a liability for GILTI tax.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law (the “PRC EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

According to the requirements of Caishui [2014] No. 26, enterprises that qualify as encouraged industrial enterprises located in Hengqin New Area in Guangdong province, Ping Tan Comprehensive Experimental Area in Fujian province and Qian hai shen gang Modern Service Cooperation Zone in Shenzhen are subject to a tax rate of 15%. One of our subsidiaries, Shengguang Zhongshuo, an advertising company, was established in September 2015 in Hengqin New Area. Its main business belongs to one of the industries in the tax preferential catalogue, which accounts for more than 70% of the total income of enterprises, so it has enjoyed 15% preferential tax rate of income tax. The original policy expired on December 31, 2020. On May 25,2022, the State Finance and Taxation Department issued the Notice on Preferential Policies for Enterprise Income Tax in Hengqin Guangdong-Macao Deep Cooperation Zone (Caishui [2022] No.19). This new policy continues the policy of collecting enterprise income tax at a reduced preferential tax rate of 15% for eligible enterprises, which has been implemented as of January 1, 2021.

According to Caishui [2019] No. 13 and Caishui [2021] No.12, small and low-profit enterprises shall meet three conditions for enjoying preferential tax conditions, including (1) annual taxable income of no more than RMB3 million; (2) no more than 300 employees, and (3) total assets of no more than RMB50 million. Small, low-profit enterprises whose annual taxable income is no more than RMB1 million are subject to the preferential income tax rate of 2.5% (only 12.5% of such taxable income shall be subject to enterprise income tax at a tax rate of 20%). Small, low-profit enterprises whose annual taxable income exceed RMB1 million but no more than RMB3 million are subject to the preferential income tax rate of 10% (only 50% of such taxable income shall be subject to enterprise income tax at a tax rate of 20%). According to Caishui [2022] No.13, which became effective on January 1, 2022, and Caishui [2023] No.6, which became effective on January 1, 2023, small, low-profit enterprises whose annual taxable income exceed RMB1 million but no more than RMB3 million are subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprise income tax at a tax rate of 20%).

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

Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“SAT Circular 81”), a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply for the reduced withholding tax rate: (1) it must be a company; (2) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (3) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends.

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

Results of Operations

The following table summarizes our consolidated results of operations both in absolute amounts and as percentages of our total net revenue for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Consolidated Statements of Operation Data:
Net revenue
Workspace membership revenue	422,984	48.2	376,642	35.6	258,796	37,522	39.2
Marketing and branding services revenue	317,461	36.2	463,475	43.8	287,453	41,677	43.5
Other services revenue	136,692	15.6	217,391	20.6	114,492	16,600	17.3
Total net revenue	877,137	100.0	1,057,508	100.0	660,741	95,799	100.0
Cost of revenue (excluding impairment loss):
Workspace membership	(557,102)	(63.5)	(508,121)	(48.0)	(339,088)	(49,163)	(51.3)
Marketing and branding services	(297,893)	(34.0)	(444,717)	(42.1)	(291,568)	(42,273)	(44.1)
Other services	(113,074)	(12.9)	(181,222)	(17.1)	(104,311)	(15,124)	(15.8)
Total cost of revenue (excluding impairment loss)	(968,069)	(110.4)	(1,134,060)	(107.2)	(734,967)	(106,560)	(111.2)
Impairment loss on long-lived assets and long-term prepaid expenses	(36,505)	(4.2)	(114,485)	(10.8)	(111,308)	(16,138)	(16.9)
Impairment loss on goodwill	—	—	(1,504,525)	(142.3)	(43,011)	(6,236)	(6.5)
Sales and marketing expenses	(47,061)	(5.4)	(61,670)	(5.8)	(27,109)	(3,930)	(4.1)
General and administrative expenses	(320,202)	(36.5)	(376,417)	(35.6)	(108,013)	(15,660)	(16.4)
Change in fair value of warrant liability	—	—	6,837	0.6	9,062	1,314	1.4
Change in fair value of put option liability	—	—	—	—	706	102	0.1
Loss from operations	(494,700)	(56.4)	(2,126,812)	(201.1)	(353,899)	(51,309)	(53.6)
Interest expense, net	(12,863)	(1.5)	(3,262)	(0.3)	(17,078)	(2,477)	(2.6)
Subsidy income	13,931	1.6	7,352	0.6	6,325	917	1.0
Impairment loss on long-term investments	(10,060)	(1.1)	(1,371)	(0.1)	—	—	—
Gain on disposal of long-term investments	8,561	1.0	—	—	—	—	—
(Loss)/Gain on disposal of subsidiaries	(39,703)	(4.5)	(14,978)	(1.4)	23,009	3,336	3.5
Other income/(expense), net	30,393	3.5	(19,260)	(1.8)	20,325	2,947	3.1
Loss before income taxes and loss from equity method investments	(504,441)	(57.5)	(2,158,331)	(204.1)	(321,318)	(46,586)	(48.6)
Provision for income taxes	(2,864)	(0.3)	(4,479)	(0.4)	(1,178)	(171)	(0.2)
Loss from Equity method investments	(639)	(0.1)	(27)	(0.0)	—	—	—
Net loss	(507,944)	(57.9)	(2,162,837)	(204.5)	(322,496)	(46,757)	(48.8)
Less: net loss attributable to non-controlling interests	(19,452)	(2.2)	(166,424)	(15.7)	(30,822)	(4,469)	(4.7)
Net loss attributable to Ucommune International Ltd,	(488,492)	(55.7)	(1,996,413)	(188.8)	(291,674)	(42,288)	(44.1)
Net loss per share attributable to ordinary shareholders of Ucommune international Ltd.
– Basic and diluted	(149.98)	N/A	(462.88)	N/A	(66.18)	(9.59)	N/A
Weighted average shares used in calculating net loss per share
– Basic and diluted	3,257,088	N/A	4,313,064	N/A	4,407,510	4,407,510	N/A

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenue

Our total net revenue decreased by 37.5% to RMB660.7 million (US$95.8 million) in 2022 from RMB1,057.5 million in 2021. Revenues from our asset-light model increased by 11.2% to RMB74.1 million (US$10.7 million) in 2022 from RMB66.7 million in 2021.

Workspace Membership Services Revenues

Our workspace membership services revenues decreased by 31.3% to RMB258.8 million (US$37.5 million) in 2022 from RMB376.6 million in 2021, primarily due to (1) the closure of 21 unprofitable self-operated spaces in operation under U Space category in 2022 as a result of our transformation to an asset-light model, resulting in a decrease of RMB73.4 million (US$10.6 million) in revenue as compared to 2021, (2) the closure of 29 unprofitable self-operated spaces which were in operation throughout 2021, considering our transformation plan and the COVID-19 impact, the revenue contribution of which was RMB28.4 million (US$4.1 million) in 2021, (3) the underperformance of U studio category, resulting in a decrease in revenue of RMB19.4 million (US$2.8 million), and (4) a decrease in the overall occupancy rate from 70% as of December 31, 2021 to 51% as of December 31, 2022, partially offset by (1) an increase in revenue generated from U Partner category under our asset-light model of RMB13.8 million (US$2.0 million) as a result of increased number of workstations, and (2) an increase in revenue generated from self-operated U Design category of RMB6.2 million (US$0.9 million) as the number of spaces of this category increased from 24 as of December 31, 2021 to 43 as of December 31, 2022.

Marketing and Branding Services Revenues

Our marketing and branding services revenues decreased by 38.0% to RMB287.5 million (US$41.7 million) in 2022 from RMB463.5 million in 2021, primarily due to the termination of cooperation with two major customers by the end of 2021, and the reduction in service fees charged to customers.

Other Services Revenues

Our other services revenues decreased by 47.3% to RMB114.5 million (US$16.6 million) in 2022 from RMB217.4 million in 2021, primarily due to (1) decreased revenue in SaaS services of RMB40.7 million (US$5.9 million) as a result of decreased orders from customers, (2) decreased net revenue in our interior design and construction services of RMB37.4 million (US$5.4 million) as a result of delayed construction schedule caused by government pandemic-control measures, (3) decreased net revenue in ancillary services relating to catering services of RMB11.3 million (US$1.8 million) as a result of our disposal of Beijing Kuanneng Technology Co., Ltd in September 2022, and (4) decreased revenue from U Brand under our asset-light model of RMB6.3 million (US$0.9 million) as the number of spaces of this category decreased from 83 as of December 31, 2021 to 62 as of December 31, 2022.

Cost of Revenue (Excluding Impairment Loss)

Our total cost of revenue (excluding impairment loss) decreased by 35.2% to RMB735.0 million (US$106.6 million) in 2022 from RMB1,134.1 million in 2021. Cost of revenue from our asset-light model increased by 20.5% to RMB68.1 million (US$9.9 million) in 2022 from RMB56.5 million in 2021, which was in line with the increase in revenues from our asset-light model businesses.

Workspace Membership

Our costs of workspace membership decreased by 33.3% to RMB339.1 million (US$49.2 million) in 2022 from RMB508.1 million in 2021, primarily due to a decrease in operating costs related to leases and staff along with the closure of unprofitable self-operated spaces and the decrease in overall occupancy rate in 2022, as well as a decrease in employee compensation and benefits (including share-based compensation) of RMB28.2 million (US$4.1 million). Our cost of revenue (excluding impairment loss) for workspace membership accounted for 48.0% and 51.3% of our total net revenue in 2021 and 2022, respectively.

Marketing and Branding Services

Our costs of marketing and branding services decreased by 34.4% to RMB291.6 million (US$42.3 million) in 2022 from RMB444.7 million in 2021, primarily due to decreased advertising costs of RMB153.1 million (US$22.2 million), which was in line with the decrease in advertising revenue. Our cost of revenue (excluding impairment loss) for marketing and branding services accounted for 42.1% and 44.1% of our total net revenue in 2021 and 2022, respectively.

Other Services

Our costs of other services decreased by 42.4% to RMB104.3 million (US$15.1 million) in 2022 from RMB181.2 million in 2021, primarily due to (1) decreased costs related to SaaS services of RMB40.2 million (US$5.8 million) as a result of our decreased business scale, and (2) decreased costs related to interior design and construction services of RMB28.5 million (US$4.1 million), which was generally in line with the decrease in revenues. Our cost of revenue (excluding impairment loss) for other services accounted for 17.1% and 15.8% of our total net revenue in 2021 and 2022, respectively.

Impairment Loss on Long-lived Assets and Long-term Prepaid Expenses

We had impairment loss on long-lived assets and long-term prepaid expenses of RMB111.3 million (US$16.1 million) in 2022, as compared to RMB114.5 million in 2021, primarily due to (1) impairment losses on property and equipment of RMB0.9 million (US$0.1 million) in 2022, as compared to RMB16.3 million in 2021, and (2) impairment losses on intangible assets of RMB8.8 million (US$1.3 million) in 2022, as compared to RMB13.5 million in 2021, partially offset by impairment losses on other non-current assets of RMB88.6 million (US$12.8 million) in 2022, as compared to RMB71.3 million in 2021, where the carrying value is not expected to be fully recoverable as a result of significant deterioration in the commercial housing industry and unexpected duration of COVID-19 during 2022.

Impairment Loss on Goodwill

Our impairment loss on goodwill decreased by 97.1% to RMB43.0 million (US$6.2 million) in 2022 from RMB1,504.5 million in 2021, primarily due to the carrying amount of one reporting unit exceeding its fair value in 2022, as compared to three reporting units in 2021.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 56.0% to RMB27.1 million (US$3.9 million) in 2022 from RMB61.7 million in 2021, mainly due to (1) a decrease in share-based compensation expenses of RMB17.0 million (US$2.5 million) as a result of decreased amortization, (2) a decrease in depreciation and amortization expenses of RMB6.9 million (US$1.0  million), (3) a decrease in promotion cost of RMB4.3 million (US$0.6 million), and (4) a decrease in staff cost of RMB3.8 million (US$0.6 million). Our sales and marketing expenses accounted for 5.8% and 4.1% of our total net revenue in 2021 and 2022, respectively.

General and Administrative Expenses

Our general and administrative expenses decreased by 71.3% to RMB108.0 million (US$15.7 million) in 2022 from RMB376.4 million in 2021, mainly due to (1) a decrease in share-based compensation expenses of RMB189.4 million (US$27.5 million) as we incurred substantial amortization in 2021 following the consummation of our public listing in November 2022, (2) a decrease in professional service fees of RMB39.1 million (US$5.7 million) relating to audit, legal and consulting services, (3) a decrease in staff cost of RMB11.7 million (US$1.7 million), and (4) a decrease in research and development expenses of RMB5.8 million (US$0.8 million). Our general and administrative expenses accounted for 35.6% and 16.4% of our total net revenue in 2021 and 2022, respectively. The decrease in general and administrative expenses as a percentage of total net revenue is mainly due to the decreased share-based compensation expenses.

Change in Fair Value of Warrant Liability

We had a change in fair value of warrant liability of RMB9.1 million (US$1.3 million) in 2022 as compared to RMB6.8 million in 2021, primarily attributable to (1) the fair value change of warrants issued on February 2, 2021 in connection with our underwritten public offering, and (2) the fair value change of warrants issued in a private placement on January 26, 2022.

Change in Fair Value of Put Option Liability

We had a change in fair value of put option liability of RMB0.7 million (US$0.1 million) in 2022 as compared to nil in 2021, primarily attributable to the fair value change of a put option in connection with a convertible bond issued in a private placement on January 26, 2022.

Loss from Operations

As a result of the foregoing, our loss from operations was RMB353.9 million (US$51.3 million) in 2022, as compared to RMB2,126.8 million in 2021.

Interest Expense, Net

Our interest expense, net was RMB17.1 million (US$2.5 million) in 2022, as compared to RMB3.3 million in 2021, primarily attributable to interest expense under a convertible bond issued in a private placement on January 26, 2022.

Subsidy Income

Our subsidy income was subsidies granted by local governments to support the development and operation of agile office spaces. Our subsidy income was RMB6.3 million (US$0.9 million) in 2022, as compared to RMB7.4 million in 2021.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was nil in 2022, as compared to RMB1.4 million in 2021.

(Loss)/Gain on Disposal of Subsidiaries

We had gain on disposal of subsidiaries of RMB23.0 million (US$3.3 million) in 2022, as compared to loss on disposal of subsidiaries of RMB15.0 million in 2021, primarily attributable to disposal of Beijing Kuanneng Technology Co., Ltd and the subsidiary responsible for U studio category in 2022 with nil consideration.

Other Income/(Expense), Net

We had other income, net of RMB20.3 million (US$2.9 million) in 2022, as compared with other expense, net of RMB19.3 million in 2021, mainly due to the early termination of lease contracts which resulted in more corresponding reversal of expenses.

Provision for Income Taxes

We had provision for income taxes of RMB1.2 million (US$0.2 million) and RMB4.5 million in 2022 and 2021, respectively.

Loss from Equity Method Investments

Our loss from equity method investments was nil in 2022, as compared to RMB27,000 in 2021, as the equity method investment was fully impaired in 2021.

Net Loss

As a result of the foregoing, our net loss decreased by 85.1% to RMB322.5 million (US$46.8 million) in 2022 from RMB2,162.8 million in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenue

Our total net revenue increased by 20.6% to RMB1,057.5 million in 2021 from RMB877.1 million in 2020. Revenues from our asset-light model increased by 183.8% to RMB66.7 million in 2021 from RMB23.5 million in 2020.

Workspace Membership Services Revenues

Our workspace membership services revenues decreased by 11.0% to RMB376.6 million in 2021 from RMB423.0 million in 2020, mainly due to (1) the closure of 23 unprofitable self-operated spaces in operation under U Space category in 2021 as a result of our transformation to an asset-light model, resulting in a decrease of RMB53.2 million in revenue as compared to 2020, (2) the closure of 47 unprofitable self-operated spaces then in operation throughout 2020, considering our transformation plan and the COVID-19 impact, the revenue contribution of which was RMB43.2 million in 2020, and (3) a decrease in the overall occupancy rate from 77% as of December 31, 2020 to 70% as of December 31, 2021, partially offset by (1) an increase in revenue generated from U Partner category under our asset-light model of RMB40.4 million primarily relating to 29 increased spaces under this category in 2021, and (2) an increase in revenue generated from self-operated U Design category of RMB15.0 million primarily because we opened 21 new spaces under this category in 2021.

Marketing and Branding Services Revenues

Our marketing and branding services revenues increased by 46.0% to RMB 463.5 million in 2021 from RMB317.5 million in 2020, primarily due to increased demand for advertising and marketing services as customer demand fully recovered to pre-epidemic levels.

Other Services Revenues

Our other services revenues increased by 59.0% to RMB217.4 million in 2021 from RMB136.7 million in 2020, primarily due to (1) increased net revenue in our interior design and construction services of RMB53.1 million as a result of our acquisition of Guangdong Wanhe Construction Engineering Co., Ltd in May 2021, (2) increased revenue in SaaS services of RMB16.4 million as a result of orders from new customers, (3) increased net revenue in ancillary services relating to catering services of RMB12.0 million as a result of our acquisition of Beijing Kuanneng Technology Co., Ltd in September 2021, and (4) increased revenue from U Brand under our asset-light model of RMB2.8 million as the number of spaces of this category increased from 72 as of December 31, 2020 to 83 as of December 31, 2021.

Cost of Revenue (Excluding Impairment Loss)

Our total cost of revenue (excluding impairment loss) increased by 17.1% to RMB1,134.1 million in 2021 from RMB968.1 million in 2020. Cost of revenue from our asset-light model increased by 297.9% to RMB56.5 million in 2021 from RMB14.2 million in 2020, which was in line with the increase in revenues from our asset-light model businesses.

Workspace Membership

Our costs of workspace membership decreased by 8.8% to RMB508.1 million in 2021 from RMB557.1 million in 2020, mainly due to decreased operating costs related to leases and staff, partially offset by an increase in employee compensation and benefits (including share-based compensation), amounting to RMB33.2 million. Our cost of revenue (excluding impairment loss) for workspace membership accounted for 63.5% and 48.0% of our total net revenue in 2020 and 2021, respectively.

Marketing and Branding Services

Our costs of marketing and branding services increased by 49.3% to RMB444.7 million in 2021 from RMB297.9 million in 2020, mainly due to increased advertising costs, which was in line with the increase in advertising revenue. Our cost of revenue (excluding impairment loss) for marketing and branding services accounted for 34.0% and 42.1% of our total net revenue in 2020 and 2021, respectively.

Other Services

Our costs of other services increased by 60.3% to RMB181.2 million in 2021 from RMB113.1 million in 2020, mainly due to (1) increased costs related to interior design and construction services of RMB48.4 million, which was generally in line with the increase in revenues as a result of the acquisition of Guangdong Wanhe Construction Engineering Co., Ltd, and (2) increased costs related to SaaS services of RMB22.2 million as a result of our increased business scale. Our cost of revenue (excluding impairment loss) for other services accounted for 12.9% and 17.1% of our total net revenue in 2020 and 2021, respectively.

Impairment Loss on Long-lived Assets and Long-term Prepaid Expenses

Our impairment loss on long-lived assets and long-term prepaid expenses increased by 213.6% to RMB114.5 million in 2021 from RMB36.5 million in 2020, primarily due to increases in (1) impairment costs for spaces where the operating performances indicate that the carrying value is not expected to be fully recoverable due to reasons such as decreased occupancy rates, COVID-19 impact and closures of spaces, and (2) impairment costs for long-term prepaid rents relating to two leased properties, the amounts of which are expected to be irrecoverable as a result of our early termination of the underlying lease agreements in light of the restrictions of offline activities amid the COVID-19 pandemic.

Impairment Loss on Goodwill

Our impairment loss on goodwill was RMB1,504.5 million in 2021 from nil in 2020, primarily due to the carrying amount of the three reporting units exceeding their respective fair values as our business was adversely affected by COVID-19.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 31.0% to RMB61.7 million in 2021 from RMB47.1 million in 2020, mainly due to an increase in share-based compensation expenses of RMB12.1 million as a result of related amortization since the consummation of our public listing in November 2020. Our sales and marketing expenses accounted for 5.4% and 5.8% of our total net revenue in 2020 and 2021, respectively.

General and Administrative Expenses

Our general and administrative expenses increased by 17.6% to RMB376.4 million in 2021 from RMB320.2 million in 2020, mainly due to (1) an increase in professional service fees of RMB25.9 million relating to audit, legal and consulting services, and (2) the incurrence of directors’ and officers’ liability insurance fees of RMB6.7 million associated with our public listing since November 2020. Our general and administrative expenses accounted for 36.5% and 35.6% of our total net revenue in 2020 and 2021, respectively.

Change in Fair Value of Warrant Liability

We had a change in fair value of warrant liability of RMB6.8 million in 2021, primarily attributable to the fair value change of warrants issued on February 2, 2021 in connection with our underwritten public offering.

Loss from Operations

As a result of the foregoing, our loss from operations was RMB2,126.8 million in 2021, as compared to RMB494.7 million in 2020.

Interest Expense, Net

Our interest expense, net was RMB3.3 million in 2021, as compared to RMB12.9 million in 2020. We generated interest income from our bank balances and short-term investments and incurred interest expense on our convertible bonds, bank loans and other borrowings. The decrease in interest expense, net in 2021 was primarily due to a decrease in long-term borrowings in 2021.

Subsidy Income

Our subsidy income was subsidies granted by local governments to support the development and operation of agile office spaces. Our subsidy income was RMB7.4 million in 2021, as compared to RMB13.9 million in 2020.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was RMB1.4 million in 2021, as compared to RMB10.1 million in 2020, primarily because the investees’ operating performances indicate that the carrying value of the investment is no longer recoverable.

Loss on Disposal of Subsidiaries

Loss on disposal of subsidiaries was RMB15.0 million and RMB39.7 million in 2021 and 2020 respectively, primarily attributable to losses from the disposal of several subsidiaries in 2021 and 2020.

Other Income/(Expense), Net

We had other expense, net, of RMB19.3 million in 2021, as compared with other income, net of RMB30.4 million in 2020, mainly due to the penalty resulting from breach of service agreement and estimated contingent loss from legal proceedings in the fourth quarter of 2021.

Provision for Income Taxes

We had provision for income taxes of RMB4.5 million and RMB2.9 million in 2021 and 2020, respectively.

Loss from Equity Method Investments

We had loss from equity method investments of RMB27,000 and RMB0.6 million in 2021 and 2020 respectively, primarily attributable to losses recorded in connection with our investees in 2021 and 2020.

Net Loss

As a result of the foregoing, our net loss increased by 325.8% to RMB2,162.8 million in 2021 from RMB507.9 million in 2020.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures for our consolidated results: EBITDA (including EBITDA margin), adjusted EBITDA (including adjusted EBITDA margin) and adjusted net loss. We believe that EBITDA, adjusted EBITDA and adjusted net loss help understand and evaluate our core operating performance.

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

Adjusted EBITDA represents net loss before (1) interest expense, net, other (income)/expense, net, provision for income taxes and loss/(gain) on disposal of subsidiaries and (2) certain non-cash expenses, consisting of share-based compensation expense, impairment loss on long-term investments, impairment loss on long-lived assets and long-term prepaid expenses, impairment loss on goodwill, depreciation of property and equipment, amortization of intangible assets, change in fair value of warrant liability and change in fair value of put option liability, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted net loss represents net loss before share-based compensation expense, impairment loss on long-lived assets and long-term prepaid expenses, impairment loss on goodwill, impairment loss on long-term investments, change in fair value of warrant liability, change in fair value of put option liability and loss/(gain) on disposal of subsidiaries.

The following table sets forth a reconciliation of net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(507,944)	(2,162,837)	(322,496)	(46,757)
Interest expense, net	12,863	3,262	17,078	2,477
Provision for income taxes	2,864	4,479	1,178	171
Depreciation of property and equipment	76,353	71,697	42,621	6,179
Amortization of intangible assets	11,202	10,154	3,946	572
EBITDA (non-GAAP)	(404,662)	(2,073,245)	(257,673)	(37,358)
Share-based compensation expense	202,333	249,317	14,721	2,134
Impairment loss on long-lived assets and long-term prepaid expenses	36,505	114,485	111,308	16,138
Impairment loss on goodwill	—	1,504,525	43,011	6,236
Change in fair value of warrant liability	—	(6,837)	(9,062)	(1,314)
Change in fair value of put option liability	—	—	(706)	(102)
Impairment loss on long-term investments	10,060	1,371	—	—
Loss/(Gain) on disposal of subsidiaries	39,703	14,978	(23,009)	(3,336)
Other (income)/expense, net	(30,393)	19,260	(20,325)	(2,947)
Adjusted EBITDA (non-GAAP)	(146,454)	(176,146)	(141,735)	(20,549)

The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(507,944)	(2,162,837)	(322,496)	(46,757)
Share-based compensation expense	202,333	249,317	14,721	2,134
Impairment loss on long-lived assets and long-term prepaid expenses	36,505	114,485	111,308	16,138
Impairment loss on goodwill	—	1,504,525	43,011	6,236
Change in fair value of warrant liability	—	(6,837)	(9,062)	(1,314)
Change in fair value of put option liability			(706)	(102)
Impairment loss on long-term investments	10,060	1,371	—	—
Loss/(Gain) on disposal of subsidiaries	39,703	14,978	(23,009)	(3,336)
Adjusted net loss (non-GAAP)	(219,343)	(284,998)	(186,233)	(27,001)

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our consolidated financial statements.

Inflation

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash from capital contributions by our shareholders, short-term/long-term borrowings and capital market financings. As of December 31, 2020, 2021 and 2022, we had RMB348.1 million, RMB165.8 million and RMB53.2 million (US$7.7 million), respectively, in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash at bank and on hand and are primarily denominated in Renminbi, US dollars and Hong Kong dollars.

Historically, we have not been profitable nor generated positive net cash flows. In 2020, 2021 and 2022, we incurred losses from operations of RMB494.7 million, RMB2,126.8 million and RMB353.9 million (US$51.3 million), respectively, and generated negative cash flows from operating activities of RMB27.6 million, RMB199.1 million and RMB175.9 million (US$25.5 million), respectively. In addition, as of December 31, 2022, we had short-term borrowings of RMB0.8 million (US$0.1 million), current portion of long-term borrowings of RMB4.5 million (US$0.7 million), working capital deficit (defined as total current assets deducted by total current liabilities) of RMB419.1 million (US$60.8 million) and an accumulated deficit of RMB4,529.5 million (US$656.7 million), respectively. In addition, as of December 31, 2022, we had no unused credit line.

We are seeking to expand our asset-light model, under which we can reduce upfront capital investments for opening new spaces. We regularly monitor our current and expected liquidity requirements to help ensure that we maintain sufficient cash balances to meet our existing and reasonably likely long-term liquidity needs.

We have the intention and ability to extend or renew the bank borrowings, or to borrow new loans from commercial banks or other institutions or entities in the next 12 months after the issuance date of the consolidated financial statements.

In December 2021, we negotiated a loan extension with Xiamen International Bank, Beijing Branch. We had drawn down a total of RMB45.0 million, which had an interest rate of 6.8% per annum with a maturity date between June and July 2022. We repaid the loan in 2022.

In January 2022, we closed a private placement pursuant to the Securities Purchase Agreement with JAK Opportunities LLC as the Purchaser for the offering of certain securities. The net proceeds to us from the offering were approximately US$2.6 million.

We have incurred recurring operating losses since our inception, including net losses of RMB507.9 million, RMB2,162.8 million and RMB322.5 million (US$46.8 million) for 2020, 2021 and 2022, respectively. The COVID-19 pandemic negatively impacted our business operations in 2020, 2021 and 2022. These conditions raise substantial doubt about our ability to continue as a going concern.

Historically, we have relied principally on both operational sources of cash and non-operational sources of financing from investors to fund our operations and business development. Our ability to continue as a going concern is dependent on management’s ability to successfully execute our business plan which includes continued business transition from an asset-heavy model to an asset-light model to improve profitability, continued exploration of new business opportunities that have synergies with our core business, collect long-term receivables, control operating costs and optimize operational efficiency to improve our cash flow from operations. We also plan to raise additional capital, including among others, obtaining debt financing, to support our future operations.

We continue to explore opportunities to grow our business. However, we have not yet achieved a business scale able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and we expect that operating losses and negative cash flows from operations will continue for the foreseeable future. If we are unable to grow our business to achieve economies of scale in the future, it will become even more difficult for us to sustain a sufficient source of cash to cover our operating costs. There can be no assurance, however, that we will be able to obtain additional financing on terms acceptable to us, in a timely manner, or at all. In the event that financing sources are not available, or that we are unsuccessful in increasing our gross profit margin, collecting long-term receivables and reducing operating losses, we may be unable to implement our current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on our business, financial condition and results of operations and materially adversely affect our ability to continue as a going concern.

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

As a holding company with no material operations of its own, the Parent operates its businesses in the PRC through our PRC subsidiaries and the consolidated VIEs in China. Under PRC laws and regulations, the Parent may provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may only provide Renminbi funding to the consolidated VIEs through entrusted loans. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially adversely affect our liquidity and our ability to fund and expand our business” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds — Use of Proceeds.”

The ability of our PRC subsidiaries to make dividends or other cash payments to their shareholders, which are our subsidiaries incorporated in Hong Kong and indirectly wholly-owned by the Parent, is subject to restrictions under PRC laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially adversely affect our ability to conduct our business” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable PRC tax consequences to us and our non-PRC shareholders.”

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(27,644)	(199,120)	(175,897)	(25,504)
Net cash (used in)/provided by investing activities	(39,258)	(59,083)	28,649	4,154
Net cash provided by/(used in) financing activities	289,576	78,894	(14,919)	(2,162)
Effects of exchange rate changes	(18,185)	(4,986)	(1,083)	(157)
Net increase/(decrease) in cash, cash equivalents and restricted cash	204,489	(184,295)	(163,250)	(23,699)
Cash, cash equivalents and restricted cash – beginning of the year	196,301	400,790	216,495	31,389
Cash, cash equivalents and restricted cash – end of the year	400,790	216,495	53,245	7,720

Operating Activities

Net cash used in operating activities in 2022 was RMB175.9 million (US$25.5 million). The difference between net loss of RMB322.5 million (US$46.8 million) and the net cash used by operating activities was mainly due to (1) amortization of right-of-use assets of RMB140.1 million (US$20.3 million), (2) impairment loss of long-lived assets and long-term prepaid expenses of RMB111.3 million (US$16.1 million) primarily associated with right-of-use of our spaces and other non-current assets, (3) impairment loss on goodwill of RMB43.0 million (US$6.2 million), and (4) depreciation of property and equipment of RMB42.6 million (US$6.2 million), partially offset by (i) a decrease in lease liabilities of RMB86.0 million (US$12.5 million), (ii) an increase in accounts receivable of RMB80.5 million (US$11.7 million), and (iii) an increase in prepaid expenses and other current assets of RMB49.1 million (US$7.1 million).

Net cash used in operating activities in 2021 was RMB199.1 million. The difference between net loss of RMB2,162.8 million and the net cash used by operating activities was mainly due to (1) share-based compensation of RMB249.3 million, (2) amortization of right-of-use assets of RMB113.3 million primarily associated with right-of-use of our spaces, (3) depreciation of property and equipment of RMB71.7 million, and (4) impairment loss on goodwill of RMB1,504.5 million, partially offset by a decrease in lease liabilities of RMB149.4 million.

Net cash used in operating activities in 2020 was RMB27.6 million. The difference between net loss of RMB507.9 million and the net cash used by operating activities was mainly due to (1) share-based compensation of RMB202.3 million, (2) amortization of right-of-use assets of RMB159.7 million primarily associated with right-of-use of our spaces, and (3) loss on disposal of property and equipment of RMB138.8 million, partially offset by a decrease in lease liabilities of RMB229.6 million. We have tightened requirements on rent collection to avoid incurring bad debt during the COVID-19 period. We have also implemented stricter budget control to lower unnecessary expenses and advances.

Investing Activities

Net cash provided by investing activities in 2022 was RMB28.6 million (US$4.2 million), primarily attributable to (1) settlement of short-term investments of RMB234.1 million (US$33.9 million), (2) cash collection from trust account of RMB19.3 million (US$2.8 million), (3) cash collection from disposal of property, plant and equipment of RMB7.0 million (US$1.0 million), and (4) loan collection from third parties of RMB5.0 million (US$0.7 million), partially offset by (i) purchase of short-term investments of RMB215.4 million (US$31.2 million) and (ii) purchase of property, plant and equipment of RMB20.3 million (US$2.9 million).

Net cash used in investing activities in 2021 was RMB59.1 million, primarily attributable to (1) purchase of property, plant and equipment of RMB42.8 million, (2) purchase of short-term investments of RMB365.9 million, (3) payment for long-term investment of RMB15.1 million, and (4) investment of cash in trust account of RMB19.0 million, partially offset by (i) settlement of short-term investments of RMB345.3 million and (ii) cash received from settlement of term deposit of RMB47.7 million.

Net cash used in investing activities in 2020 was RMB39.3 million, primarily attributable to (1) purchase of property, plant and equipment of RMB95.4 million, (2) purchase of term deposits of RMB41.0 million, and (3) purchase of short-term investments of RMB25.0 million, partially offset by (i) settlement of short-term investments of RMB57.0 million and (ii) cash received from disposal of subsidiary of RMB50.0 million.

Financing Activities

Net cash used in financing activities in 2022 was RMB14.9 million (US$2.2 million), primarily attributable to loan repayment to third parties of RMB67.5 million (US$9.8 million), partially offset by (i) loans received from third parties of RMB21.9 million (US$3.2 million), (ii) proceeds of RMB17.7 million (US$2.6 million) from the financing in connection with the Parent’s issuance of convertible bond in January 2022, and (iii) loans received from related parties of RMB12.0 million (US$1.7 million).

Net cash provided by financing activities in 2021 was RMB78.9 million, primarily attributable to proceeds of RMB111.6 million from the financing in connection with our underwritten public offering consummated in February 2021 and loans received from third parties of RMB51.0 million, partially offset by loan repayment to third parties of RMB75.0 million.

Net cash provided by financing activities in 2020 was RMB289.6 million, primarily attributable to (1) proceeds of RMB371.4 million from equity financings provided by PIPE investors, (2) loans received from third parties of RMB97.0 million, and (3) reverse recapitalization of RMB35.9 million, partially offset by (i) loan repayment to third parties of RMB160.2 million and (ii) repayment of convertible bonds of RMB65.3 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of property and equipment and purchase of intangible assets. Our capital expenditures were RMB95.4 million, RMB42.8 million and RMB20.3 million (US$2.9 million) for 2020, 2021 and 2022, respectively. We have no significant outstanding commitments for capital expenditures as of December 31, 2022. We intend to fund our future capital expenditures with our existing cash balance and proceeds from securities offerings.

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

In addition, our PRC subsidiaries are permitted to pay dividends to their shareholders, which are our subsidiaries incorporated in Hong Kong and indirectly wholly-owned by the Parent, only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC (“PRC GAAP”). In accordance with PRC company laws, the consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (1) statutory surplus fund and (2) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of the consolidated VIEs. Pursuant to the law applicable to China’s foreign investment enterprises, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (1) general reserve fund, (2) enterprise expansion fund and (3) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds is at our subsidiary’s discretion. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.”

Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to the VIEs either through entrusted loans from our PRC subsidiaries to the consolidated VIEs or direct loans to such VIEs’ nominee shareholders, which would be contributed to the VIEs as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIEs’ share capital.

As an offshore holding company, the Parent is permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to the WFOEs only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our onshore entities (i.e., our PRC subsidiaries and VIE entities), we are required to make filings about details of the loans with the SAFE in accordance with relevant PRC laws and regulations. Our PRC subsidiaries and VIE entities that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. In August 2020, Ucommune Venture entered into a loan agreement with Ucommune HK, under which Ucommune HK agreed to provide loans of up to a total of US$60 million to Ucommune Venture and Ucommune Venture could draw down the loans in multiple tranches (up to an aggregate of US$60 million) within three years from the date of the first draw-down. Thereafter, both parties entered into two supplement agreements in January 2021 and March 2021. As of the date of this annual report, Ucommune HK has provided a total of US$52 million in loans to Ucommune Venture, of which US$4 million have been repaid, under such loan agreements since the completion of our Business Combination in November 2020, using proceeds from the Parent’s previous PIPE financing and follow-on offerings. Such loans were included in intercompany loans, and disclosed as roll-forwards of the investment in subsidiaries and VIEs. See “Item 3. Key Information — Implications of Being a Company with the Holding Company Structure and the VIE Structures — Financial Statement Information Related to the VIE Structures.”

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

Cash may be transferred within our organization in the following manner: (1) the Parent may transfer funds to our subsidiaries, including our PRC subsidiaries, by way of capital contributions or loans; (2) the Parent and our subsidiaries may provide loans to the VIEs and vice versa; (3) funds may be transferred from the VIEs to the WFOEs, as service fees for services contemplated by the contractual arrangements; (4) our PRC subsidiaries, including the WFOEs, may pay dividends to their shareholders, which are the Parent’s subsidiaries incorporated in Hong Kong and indirectly wholly-owned by the Parent; and (5) our non-PRC subsidiaries may make dividends or other distributions to the Parent. Because the Parent is the primary beneficiary of the VIEs through contractual arrangements and the Parent and its subsidiaries do not have equity ownership in the VIEs, neither the Parent nor its subsidiaries are able to make direct capital contributions to the VIEs or their respective subsidiaries, and the VIEs are not able to make dividends or other distributions to the Parent. See “Item 3. Key Information — Implications of Being a Company with the Holding Company Structure and the VIE Structures — Financial Statement Information Related to the VIE Structures.”

Since January 1, 2018, cash has been transferred through the organization in terms of loans; there have been no other transfers, dividends or distributions made to date between the Parent as the holding company, its subsidiaries and the consolidated VIEs, or to investors; and there have been no other cash flows and transfers of other assets by type that have occurred between the Parent as the holding company, its subsidiaries, and the consolidated VIEs. As of the date of this annual report, none of our subsidiaries had distributed any dividends or made any other distributions to the Parent. As of the same date, the Parent had not distributed any dividends or made any other distributions to U.S. investors. See “Item 3. Key Information — Implications of Being a Company with the Holding Company Structure and the VIE Structures — Financial Statement Information Related to the VIE Structures.” We do not intend to distribute earnings or settle amounts owed under the contractual arrangements.

C. Research and Development, Patents and Licenses

See “Item 4. Information on the Company — B. Business Overview — Technology” and “— Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Critical Accounting Policies and Estimates

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

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider:

●	our selection of critical accounting policies,

●	the judgments and other uncertainties affecting the application of such policies,

●	the sensitivity of reported results to changes in conditions and assumptions.

Our critical accounting policies and practices include the following: (1) impairment of right-of-use assets and other long-lived assets; (2) lease; (3) revenue recognition; (4) business combination; (5) goodwill and (6) share-based compensation. See Note 2 — Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

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

We measure the fair value of impaired space by using discounted cash flow model. The estimates used in projected future cash flows include rental charges, occupancy rate and operating costs. The gross yield rate is used as the discount rate.

In 2020, 2021 and 2022, we recorded impairment losses on ROU assets of RMB4.7 million, RMB13.4 million and RMB13.0 million (US$1.9 million), impairment losses on property and equipment of RMB3.5 million, RMB16.3 million and RMB0.9 million (US$0.1 million), impairment losses on intangible assets of nil, RMB13.5 million and RMB8.8 million (US$1.3 million), impairment losses on other non-current assets of nil, RMB71.3 million and RMB88.6 million (US$12.8 million), impairment losses on its property held for sale of RMB28.4 million, nil and nil, respectively, where the carrying value exceeds the fair value.

Lease

We early adopted ASC Topic 842 — Leases, or ASC 842, on January 1, 2017 on a modified retrospective basis. In connection with the adoption of ASC 842, we made an accounting policy election for all lease related asset classes, to account for the lease and non-lease components as a single lease component. We have also made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to our overall lease portfolio. Payments related to those leases continue to be recognized in the consolidated statement of operations on a straight-line basis over the lease term.

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

For the initial measurement of the lease liabilities for leases commencing after January 1, 2017, we use the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities and long-term portions of operating lease liabilities are classified as lease liabilities, current and lease liabilities, non-current, respectively, in the consolidated balance sheets.

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. Variable lease expenses includes rent contingent payments based on percentages of revenue as defined in the lease. It is not included in lease expenses it incurred or becomes probable.

Termination of a lease before the expiration of the lease term is accounted by removing the right-of-use asset and the lease liability, with gain or loss recognized for the difference. A termination penalty paid or received upon termination that was not already included in the lease payments is generally included in the gain or loss on termination. We recorded gain from termination of leases of RMB168.7 million, RMB94.0 million and RMB27.3 million (US$4.0 million) for 2020, 2021 and 2022 in other (expense)/income, net in the consolidated statement of operations, respectively.

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

The primary sources of our revenues are as follows:

Workspace Membership Revenue

Workspace membership revenue is recognized under ASC 842. See “— Lease — From the Perspective of Lessor.”

Marketing and Branding Services Revenue

Marketing and branding services revenue primarily consists of advertising services revenue, generated by a subsidiary acquired in 2018. The service provided is accounted for as a single performance obligation and revenue is recognized over the service period by using the advertisement placed as both output and input method. We identified the services as one single performance obligation.

Other Services Revenue

Other services revenue primarily consists of (1) interior design and construction net revenue, (2) co-working space management fees, (3) SaaS services and IoT solutions revenue and (4) charges to members for ancillary services including printing, copying and related services.

(1) Interior design and construction net revenue

Interior design and construction revenue is generated from two companies acquired in 2018 and one subsidiary acquired in 2021. Design revenue is recognized over time based on the basis of direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract. Construction revenue is recognized over time based on a percentage of contract costs incurred to date compared to the total estimated contract cost.

(2) Co-working space management fees

Co-working space management fees is derived from managing branded co-working space locations for leased property owners. The fee generally consists of a monthly base amount plus revenue sharing. Revenue is recognized over time when service is provided.

(3) SaaS services and IoT solutions revenue

SaaS service and IoT solution is generated from a subsidiary acquired in 2019 and recognized upon the service is completed. Revenue from ancillary services to members is recorded upon performance obligation delivered per contracts.

(4) Ancillary services revenue

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

In a business combination achieved in stages, we re-measure the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value. The re-measurement gain or loss, if any, is recognized in the consolidated statements of operations.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheets as goodwill. Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

We have determined that we have three reporting units within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, we adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. We evaluated the recoverability of goodwill by performing a qualitative assessment before using the quantitative impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, we determined that it is more-likely-than-not that the fair value of three, three and one reporting units are less than its carrying amount as of December 31, 2020, 2021 and 2022.

Therefore, we performed a quantitative assessment using the discounted cash flow method and taking into account the market capitalization when determining the fair value of each reporting unit. Key assumptions used to determine the estimated fair value include: (1) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (2) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of each reporting unit; (3) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operations and the uncertainty inherent in the Group’s internally developed forecasts; and (4) the EBITDA multiples used in the market approach fair value method. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

During the year of 2022, we performed qualitative assessments for other reporting units, considering factors primarily including the impact of COVID-19, overall financial performance of the reporting unit, continuous decrease in our share price and other specific information related to the operations.

Based on the results of our annual goodwill impairment assessment, nil, RMB1,504.5 million and RMB43.0 million (US$6.2 million) impairment loss on goodwill for 2020, 2021 and 2022 as the fair value of the reporting units are in excess of their carrying value. Our goodwill was fully impaired as of December 31, 2022.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

In this Item, “we”, “us” or “our” refers to Ucommune International Ltd, the Parent.

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Daqing Mao	54	Chairman of the Board of Directors
Xin Guan	41	Chief Executive Officer, Chief Operating Officer
Cheong Kwok Mun	53	Director
Zhimo Zhao	41	Director
Jian Zhang	47	Independent Director
Jinghong Xu	59	Independent Director
Xianhao Gu	41	Independent Director
Binchao Xu	45	Chief Technology Officer
Zhenfei Wu	45	Chief Marketing Officer
Jianghai Shen	38	Chief Product Designer
Zirui Wang	32	Chief Risk Officer
Yan Xu	30	Financial Reporting Director

(1)	Mr. Siyuan Wang ceased to be our chief financial offer since February 2023.

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

Zirui Wang has served as our chief risk officer since June 2021. Mr. Wang joined us in July 2016 and has served as our risk officer of our risk control department, legal director and legal manager of our legal department. Mr. Wang received his master’s degree in law from Beijing Normal University in July 2016. Mr. Wang has maintained a legal professional qualification certificate since March 2015.

Yan Xu has served as our financial reporting director since December 2021. Prior to joining us, Ms. Xu worked in the audit department at KPMG Huazhen LLP, Beijing office from 2016 to 2021. Ms. Xu received her master’s degree in finance from University of International Business and Economics in 2016.

B. Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of RMB9.31 million (US$1.35 million) in cash to our directors and executive officers. For share incentive grants to our directors and executive officers, see “— Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

2019 Plan

We adopted the 2019 Plan on August 22, 2019, to attract and retain exceptionally qualified personnel and to encourage them to acquire a proprietary interest in our growth and performance. The 2019 Plan provides for the issuance of up to an aggregate of 15,028,567 of our ordinary shares (751,429 ordinary shares after retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022). As of date of this annual report, options to purchase an aggregate number of 343,509 ordinary shares are outstanding under the 2019 Plan.

The options granted under the 2019 Plan have been completely assumed and replaced by the options under the 2020 Plan. One option granted under the 2019 Plan was assumed and replaced by 0.478333 option under the 2020 Plan.

2020 Plan

We adopted the 2020 Plan on November 17, 2020, to assume and replace the 2019 Plan. The Parent rolled over options granted under the 2019 Plan with the same terms. The 2020 Plan provides for the issuance of up to an aggregate of 7,188,661 Class A ordinary shares (an aggregate of 359,434 of Class A ordinary shares after retroactively adjusted to reflect the 20-to-1 Share Consolidation). On August 19, 2022, we adopted an amendment to the 2020 Plan to increase the maximum aggregate number of shares that may be issued thereunder from 359,434 Class A ordinary shares to 859,434 Class A ordinary shares. As of the date of this annual report, options to purchase an aggregate number of 358,507 Class A ordinary shares were granted and outstanding, including 343,509 Class A ordinary shares granted to replace the granted and outstanding awards under 2019 Plan.

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

The following table summarizes, as of March 31, 2023, the outstanding options that we granted to the persons who serve as our directors and executive officers under the 2020 Plan. Such options were granted to reflect assumption of the awards granted to such persons under the 2019 Plan.

Name	Position	Class A Ordinary Shares Underlying Outstanding Options to Be Assumed	Option Exercise Price (US$ per Share)	Date of Grant	Date of Expiration
Daqing Mao	Director	—	—	—	—
Xin Guan	Chief Executive Officer and Chief Operating Officer	*	0.0042	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Siyuan Wang(1)	—(1)	*	0.0042	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Cheong Kwok Mun	Director	*	0.0042	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Zhimo Zhao	Director	*	0.0042	Various dates from September 19, 2019 to January 11, 2022	Various dates from September 19, 2029 to January 11, 2032
Jian Zhang	Independent Director	—	—	—	—
Jinghong Xu	Independent Director	—	—	—	—
Xianhao Gu	Independent Director	—	—	—	—
Binchao Xu	Chief Technology Officer	*	0.0042	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Zhenfei Wu	Chief Marketing Officer	*	0.0042	September 1, 2020	September 1, 2030
Jianghai Shen	Chief Product Designer	—	—	—	—
Zirui Wang	Chief Risk Officer	*	0.0042	Various dates from September 19, 2019 to October 13, 2020	Various dates from September 19, 2029 to October 13, 2030
Yan Xu	Financial Reporting Director	—	—	—	—
All directors and executive officers as a group		64,525
All non-executive employees as a group		293,982	0.0042	Various dates from September 19, 2019 to January 11, 2022	Various dates from September 19, 2029 to January 11, 2032

*	Less than 1% of our ordinary shares.

(1)	Mr. Siyuan Wang ceased to be our chief financial offer since February 2023.

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

D. Employees

We had a total of 560, 513 and 357 employees as of December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, approximately 74% of our employees held a bachelor’s degree or above. The following table gives a breakdown of our employees as of December 31, 2022 by function:

Function	Number
Operation and development	196
Technology and product development	100
Sales and marketing	13
Finance	25
General administrative and others	23
Total	357

As of December 31, 2022, all of our employees were based in Greater China.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with our senior management that contain non-compete restrictions. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of the ordinary shares of the Parent as of March 31, 2023 by:

●	each person known to us to beneficially own 5% or more of our outstanding shares;

●	each of the officers and directors of the Parent; and

●	all of the officers and directors of the Parent as a group.

The calculations in the table below were based on 5,278,228 ordinary shares issued and outstanding as of March 31, 2023, comprising of 4,805,606 Class A ordinary shares (excluding 500,000 Class A ordinary shares held by the Parent itself reserved for future issuance under our 2020 Plan) and 472,622 Class B ordinary shares. The 500,000 Class A ordinary shares held by the Parent, although legally issued, are not deemed as issued from an accounting perspective.

Ordinary Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares**	% of Beneficial Ownership***	% of Aggregate Voting Power****
Executive Officers and Directors
Daqing Mao(2)	67,505	472,622	540,127	10.2%	77.8%
Xin Guan	*	—	*	*	*
Siyuan Wang(3)	*	—	*	*	*
Cheong Kwok Mun	*	—	*	*	*
Zhimo Zhao	*	—	*	*	*
Jian Zhang	—	—	—	—	—
Jinghong Xu	—	—	—	—	—
Xianhao Gu	—	—	—	—	—
Binchao Xu	*	—	*	*	*
Zhenfei Wu	*	—	*	*	*
Jianghai Shen	*	—	*	*	*
Zirui Wang	*	—	*	*	*
Yan Xu	—	—	—	—	—
All Executive Officers and Directors as a group	212,028	472,622	684,650	12.8%	78.3%
5% or Greater Holders
Holding group of Dr. Daqing Mao/Angela Bai(2)	67,505	472,622	540,127	10.2%	77.8%
AMBITIOUS WORLD LIMITED(4)	268,708	—	268,708	5.1%	1.3%

*	Less than 1%.

**	On as-converted basis. The Parent has adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 35 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

***	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days as of March 31, 2023, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

****	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

(1)	Except for Jian Zhang, Jinghong Xu, and Xianhao Gu, the address of our directors and executive officers is Floor B1, Tower D, No.2 Guang Hua Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Jian Zhang is 3D Building D, Baoneng Taigucheng North, Nanshan District, Shenzhen, People’s Republic of China. The business address of Jinghong Xu is Room 601 6-F, No.2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China. The business address of Xianhao Gu is No.6 Haidian Zhongjie, Haidian District, Beijing, People’s Republic of China.

(2)	Represents an aggregate of 67,505 Class A ordinary shares held by Maodq Limited, a limited liability company incorporated in the British Virgin Islands wholly owned by Dr. Daqing Mao, and 472,622 Class B ordinary shares, consisting of (1) 210,000 Class B ordinary shares held by Maodq Limited, (2) 190,871 Class B ordinary shares held by Fair Vision Group Limited, a British Virgin Islands company wholly owned by Planet MDQ Limited, which is in turn wholly owned by Dr. Daqing Mao, and (3) 71,751 Class B ordinary shares held by Astro Angel Limited, a British Virgin Islands company wholly owned by Baixh Limited and ultimately controlled by Ms. Angela Bai, the spouse of Dr. Daqing Mao. The registered address of Maodq Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. The registered address of Fair Vision Group Limited and Astro Angel Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)	Mr. Siyuan Wang ceased to be our chief financial offer since February 2023.

(4)	Based on the Schedule 13G filed on January 20, 2023, represents 268,708 Class A ordinary shares held by Ambitious World Limited, a British Virgin Islands company controlled by Wisdom World Group Limited. Wisdom World Group Limited is incorporated in the British Virgin Islands and is a nominee company under a trust established by Mr. Bin Zhao as the settlor (the “Trust”), where THE CORE TRUST COMPANY LIMITED and TCT (BVI) Limited acts as the trustee and the nominee company, respectively, under the Trust. Wisdom World Group Limited is directly wholly owned by TCT (BVI) Limited. TCT (BVI) Limited is established under the laws of the British Virgin Islands and is wholly owned by THE CORE TRUST COMPANY LIMITED. Mr. Weihao Zhao is the protector of the Trust and holds certain powers under the Trust, including voting and investment power over the Class A Ordinary Shares held by Ambitious World Limited. A family member of Mr. Bin Zhao is the beneficiary of the Trust with respect to our Class A ordinary shares held by Ambitious World Limited. The Trust is irrevocable with respect to our Class A ordinary shares held by Ambitious World Limited. Pursuant to Section 13(d) of the Exchange Act, such beneficiary of the Trust may be deemed to beneficially own all of the Class A ordinary shares held by Ambitious World Limited. Mr. Weihao Zhao may be deemed beneficially own the Class A ordinary shares held by Ambitious World Limited. Mr. Weihao Zhao disclaims the beneficial ownership of the Class A ordinary shares held by Ambitious World Limited, except to the extent of any pecuniary interest therein. Wisdom World Group Limited and TCT (BVI) Limited, each as a nominee company under the Trust, and The CORE TRUST COMPANY LIMITED, as the trustee under the Trust, should not be deemed to beneficially own any Class A ordinary shares directly held by Ambitious World Limited under Section 13(d) of the Exchange Act. Ms. Zhaozhu Hu is the sole director of Ambitious World Limited and has voting and investment power over Ambitious World Limited. Pursuant to Section 13(d) of the Exchange Act, Ms. Zhaozhu Hu may be deemed beneficially own the Class A ordinary shares held by Ambitious World Limited. Ms. Zhaozhu Hu disclaims the beneficial ownership of the Class A ordinary shares held by Ambitious World Limited, except to the extent of any pecuniary interest therein. The registered address of Ambitious World Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2023, 27,026 of our Class A ordinary shares are held by five record holders in the United States, representing approximately 0.5% of our total outstanding shares on an as converted basis.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

Contractual Arrangements with the VIEs and Their Respective Shareholders

See “Item 4. Information on the Company — C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements and Indemnification Agreements.”

Business Combination

On November 17, 2020, we consummated a business combination pursuant to a merger agreement with Orisun Acquisition Corp. and certain other parties. Following the business combination, Ucommune Group Holdings became a wholly owned subsidiary of Ucommune International Ltd. In connection with the closing of business combination, as of November 18, 2020, certain backstop investors had invested an aggregate amount of US$68.0 million pursuant to backstop agreements, including an aggregate investment of US$60.9 million in a PIPE financing.

Share Incentives

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.”

UK Wisdom Limited

Mr. Daqing Mao, our founder and one of our directors, is a 15% holder, and we are an 85% holder, of Ucommune Talented Limited, the sponsor of UK Wisdom Limited. Since March 2021, Mr. Mao has served as a director of UK Wisdom Limited, and Mr. Siyuan Wang, our former chief financial officer who resigned in February 2023, has served as chief financial officer of UK Wisdom Limited.

In June 2021, we entered into a loan agreement with UK Wisdom Limited to provide an interest-free loan of US$3 million for a one-year term from June 8, 2021 to June 7, 2022. We fully collected the loan in 2022.

Other Transactions of Ucommune

Transactions with Angela Bai

In August 2020, Angela Bai, spouse of Dr. Daqing Mao, extended two loans of US$1.1 million and RMB8.0 million to us, respectively. One loan had an interest rate of 8.0% per annum with a maturity date of January 4, 2021, and the other had an interest rate of 4.785% per annum with a maturity date of August 15, 2021. In October 2020, Angela Bai lent us another loan of RMB1.5 million with interest rate of 4.785% and a maturity date of January 5, 2021. The three loans was repaid as of December 31, 2021. In September 2022, Angela Bai entered into two new loan agreements of RMB3.5 million (US$0.5 million) and RMB8.5 million (US$1.2 million) with us, respectively. One loan had an interest rate of 8.0% per annum with a maturity date of March 18, 2023, and the other had an interest rate of 8.0% per annum with a maturity date of September 20, 2023. Pursuant to the loan agreements, the loan must be repaid within 90 days of the maturity date.

Transactions with Youxiang Group

We entered into three lease agreements with Youxiang Chuangzhi (Beijing) Technology Service Co., Ltd. and its affiliates (collectively, “Youxiang Group”), an affiliate of Dr. Daqing Mao. Those lease agreements have terms ranging from two years to 20 years, and we pay daily rents ranging from RMB2.83/m2 to RMB10/m2 with annual increases set forth in the lease agreements.

For 2020, 2021 and 2022, the lease expenses incurred in connection with lease agreements with Youxiang Group were RMB12.6 million, RMB5.1 million and RMB1.8 million (US$0.3 million), respectively. As of December 31, 2020, 2021 and 2022, the amounts due to Youxiang Group under these lease agreements were RMB24.6 million, nil and RMB1.4 million (US$0.2 million), respectively.

Youxiang Group provides property management services to us. For 2020, 2021 and 2022, the expenses incurred in connection with property management services provided by Youxiang Group were RMB3.7 million, RMB5.1 million and RMB6.9 million (US$1.0 million), respectively. As of December 31, 2020, 2021 and 2022, the amounts due to Youxiang Group for property management services were RMB6.4 million, nil and nil, respectively.

In March 2021, Youxiang Group provided a loan of RMB1.0 million due March 22, 2022 with an interest of 4.785% per annum to us. As of December 31, 2021 and 2022, the amounts due to Youxiang Group were RMB1.0 million and nil, respectively. We incurred aggregate interest expense of RMB0.1 million and RMB0.4 million (US$0.1 million) on these borrowings in 2021 and 2022, respectively.

We provide consulting, construction and designing services to Youxiang Group. For 2020, 2021 and 2022, revenue generated from Youxiang Group for consulting, construction and designing services was RMB19.3 million, RMB24.6 million and RMB4.3 million (US$0.6 million), respectively. As of December 31, 2020, 2021 and 2022, the amounts due from Youxiang Group for consulting, construction and designing services were RMB20.3 million, RMB18.0 million and RMB16.2 million (US$2.3 million), respectively.

We provide workspace membership services to Youxiang Group. For 2020, 2021 and 2022, revenue generated from Youxiang Group for workspace membership services was RMB0.2 million, RMB0.2 million and RMB0.2 million (US$35,000), respectively. As of December 31, 2020, 2021 and 2022, the amounts due from Youxiang Group for workspace membership services were nil, nil and nil, respectively.

On July 20, 2022, we disposed of three of our properties located in Kaifeng, Henan Province to Youxiang Group with a total consideration of RMB31.0 million (US$4.5 million) evaluated with the assistance of a third-party appraiser, of which RMB24.2 million (US$0.7 million) was used to settle the payables due to Youxiang Group. The disposal loss of RMB13.1 million (US$1.9 million) was recognized into additional paid-in capital as it is the transaction under common control.

Transactions with Xinjiang Xinzhongshuo

Xinjiang Xinzhongshuo Marketing Co., Ltd. (“Xinjiang Xinzhongshuo”), was controlled by Zhenfei Wu, our chief marketing officer. Xinjiang Xinzhongshuo sells advertisement distribution resources to us. For 2020, 2021 and 2022, the expenses incurred in connection with the purchase of advertisement distribution resources from Xinjiang Xinzhongshuo were RMB5,000, nil and nil, respectively. As of December 31, 2020, 2021 and 2022, the amounts due to Xinjiang Xinzhongshuo for advertisement distribution services were nil, nil and nil, respectively.

Transactions with Guangdong Advertising Co., Ltd

We provided marketing services to Guangdong Advertising Co., Ltd., an affiliate of Shengguang Zhongshuo, one of our subsidiaries. In 2020, 2021 and 2022, revenues generated from providing marketing services to Guangdong Advertising Co., Ltd were RMB77.0 million, RMB45.5 million and RMB25.0 million (US$3.6 million), respectively. As of December 31, 2020, 2021 and 2022, the amounts due from Guangdong Advertising Co., Ltd for marketing services were RMB2.5 million, RMB35.9 million and RMB3.7 million (US$0.5 million), respectively.

Guangdong Advertising Co., Ltd sells advertisement distribution resources to us. For 2020, 2021 and 2022, the expenses incurred from Guangdong Advertising Co., Ltd in connection with the purchase of advertisement distribution resources were RMB1.1 million, RMB1.9 million and RMB0.4 million (US$0.1 million), respectively. As of December 31, 2020, 2021 and 2022, the amounts due to Guangdong Advertising Co., Ltd for advertisement distribution services were RMB1.1 million, nil and nil, respectively.

Transactions with Guangdong Marketing Advertising Group

Guangdong Marketing Advertising Group, a subsidiary of an affiliate of our subsidiary Shengguang Zhongshuo, sells advertisement distribution resources to us. For 2020, 2021 and 2022, the expenses incurred from Guangdong Marketing Advertising Group in connection with the purchase of advertisement distribution resources were RMB10.4 million, RMB12.6 million and RMB96.5 million (US$14.0 million), respectively. As of December 31, 2020, 2021 and 2022, the amounts due to Guangdong Marketing Advertising Group for advertisement distribution services were RMB18.7 million, RMB12.3 million and RMB25.2 million (US$3.7 million), respectively.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

See “— C. Markets” for our host market and trading symbol. Holders of our Class A ordinary shares and warrants should obtain current market quotations for their securities. The Parent has a dual-class ordinary share structure in which Class A ordinary shares have different voting rights from Class B ordinary shares. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to 35 votes. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — The Parent’s dual-class share structure with different voting rights may adversely affect the value and liquidity of the Class A ordinary shares.”

B. Plan of Distribution

Not applicable.

C. Markets

The Parent’s Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “UK” since November 17, 2020. The Parent’s Prior Warrants have been listed on the Nasdaq Capital Market under the symbol “UKOMW” since November 17, 2020. The New Warrants, UPOs, UPO Warrants, UPO Rights, Debenture and JAK Warrants of the Parent are not listed in any national securities exchange or market.

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

Voting Rights; Meetings of Shareholders. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 35 votes, voting together as one class. Voting at any meeting of shareholders is by poll and not on a show of hands.

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

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our Board of Directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our Board of Directors or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (1) unless it is fully paid up, (2) if such redemption or repurchase would result in there being no shares issued and outstanding, or (3) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members. Under the Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, together with a statement of the shares held by each member, and such statement shall confirm (1) of the amount paid or agreed to be considered as paid, on the shares of each member, (2) the number and category of shares held by each member, and (3) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

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

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (1) 75% in value of the shareholders or class of shareholders, as the case may be, or (2) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (1) gives notice in writing to the company that he resigns the office of director; (2) dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; (3) is prohibited by any applicable law or designated stock exchange rules from being a director; (4) is found to be or becomes of unsound mind; or (5) is removed from office pursuant to any other provision of our amended and restated memorandum and articles of association.

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(1) is or is likely to become unable to pay its debts; and

(2) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

E. Taxation

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands.

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

Material U.S. Federal Income Taxation Considerations

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (defined below) of an investment in our Class A ordinary shares or warrants. This summary applies only to investors that hold our Class A ordinary shares or warrants as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. The summary below does not discuss certain U.S. federal tax consequences that may be relevant to a particular U.S. Holder’s particular circumstances, such as consequences relating to the Medicare contribution tax on net investment income or the alternative minimum tax.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

●	banks;

●	certain financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker dealers;

●	U.S. expatriates;

●	traders that elect to use the mark-to-market method of accounting;

●	tax-exempt entities;

●	persons holding Class A ordinary shares or warrants as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively (including through the ownership of warrants) own 10% or more of our stock, by total combined voting power or by value;

●	persons who acquired Class A ordinary shares or warrants pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding Class A ordinary shares or warrants through partnerships or other pass-through entities; or

●	persons required to accelerate the recognition of any item of gross income with respect to our Class A ordinary shares as a result of such income being recognized on an applicable financial statement.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES OR WARRANTS.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A ordinary shares or warrants and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust (1) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a)(30), or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Class A ordinary shares or warrants, the tax treatment of a partner will generally depend upon the status and the activities of the partnership. A U.S. Holder that is a partner in a partnership holding Class A ordinary shares or warrants is urged to consult its tax advisor.

Taxation of Dividends and Other Distributions on Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to our Class A ordinary shares (without reduction for any amounts withheld) generally will be includible in your gross income as foreign source dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your Class A ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your Class A ordinary shares, as capital gain. However, we currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

Any non-U.S. withholding tax (including any PRC withholding tax (see “Taxation — People’s Republic of China Taxation”) paid (or deemed paid) by a U.S. Holder at the rate applicable to such holder may be eligible for foreign tax credits (or deduction in lieu of such credits) for U.S. federal income tax purposes, subject to applicable limitations. Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to Class A ordinary shares will generally constitute “passive category income.”

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

We are currently required to report the amount of any constructive dividends on our website or to the IRS and to holders not exempt from reporting. The IRS has proposed regulations addressing the amount and timing of constructive dividends, as well as, obligations of withholding agents and filing and notice obligations of issuers in respect of such constructive dividends. If adopted as proposed, the regulations would generally provide that (1) the amount of a constructive dividend is the excess of the fair market value of the right to acquire stock immediately after the exercise price adjustment over the fair market value of the right to acquire stock (after the exercise price adjustment) without the adjustment, (2) the constructive dividend occurs at the earlier of the date the adjustment occurs under the terms of the instrument and the date of the actual distribution of cash or property that results in the constructive dividend and (3) we are required to report the amount of any constructive dividends on our website or to the IRS and to all holders (including holders that would otherwise be exempt from reporting). The final regulations will be effective for constructive dividends occurring on or after the date of adoption, but holders and withholding agents may rely on them prior to that date under certain circumstances.

Taxation of a Disposition of Class A Ordinary Shares or Warrants

Subject to the PFIC rules discussed below, upon a sale or other disposition of Class A ordinary shares or warrants, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (including the amount of any tax withheld) and such U.S. Holder’s tax basis in such Class A ordinary shares or warrants. Any such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in our Class A ordinary shares or warrants at the time of the disposition exceeds one year. Long-term capital gain of individual U.S. Holders generally will be subject to U.S. federal income tax at reduced tax rates. The deductibility of capital losses is subject to limitations.

Any such gain or loss that you recognize generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of our Class A ordinary shares or warrants, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the proper treatment of gain or loss in their particular circumstances, including the effects of any applicable income tax treaties.

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

Passive Foreign Investment Company

A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if, after applying certain look-through rules, either:

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

Based on the manner in which we operate our business, the composition and characterization of our income and assets, and the value of our assets, including goodwill, although not clear, we believe that it is reasonable to take a position that we were not classified as a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be classified as a PFIC for the current or future taxable years. The value of the assets of our Parent for purposes of the PFIC determination will generally be determined by reference to the market price of our Class A ordinary shares, which could fluctuate significantly. Our market capitalization fluctuated significantly during the taxable year ended December 31, 2022. Among other matters, if our market capitalization does not increase or continues to decline, we may be or become classified as a PFIC for the current or future taxable years. If we are treated as a “controlled foreign corporation” (see “Item 3. Key Information — D. Risk Factors — Risks Relating to Being a Public Company and Our Securities — If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.” above), the value of the assets owned by our subsidiaries and consolidated VIEs will be determined by reference to the adjusted tax basis of such assets for U.S. federal income tax purposes. Because we do not currently track adjusted tax basis for U.S. federal income tax purposes, we may not be able to determine whether we are a PFIC in future taxable years. In addition, our PFIC status depends on the manner in which we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). It is also possible that the IRS may challenge our composition and characterization of our assets or income or the valuation of our assets, goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or future taxable years. Furthermore, it is not entirely clear how the contractual arrangements between us, the VIEs and their nominal shareholders are treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us. Because of these uncertainties, there can be no assurance we were not classified as a PFIC for our taxable year ended December 31, 2022, or will not be classified as a PFIC in the current taxable year or future taxable years.

If we are a PFIC for any taxable year during your holding period for our Class A ordinary shares (or under proposed U.S. Treasury regulations, the warrants), we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our Class A ordinary shares or warrants, and, although subject to uncertainty, potentially our Class A ordinary shares received upon exercise of such warrants. Certain elections (such as a “deemed sale” election) may be available under certain circumstances.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable U.S. Treasury regulations, and may not include warrants. Nasdaq is a qualified exchange. Our Class A ordinary shares are listed on Nasdaq and, consequently, if you are a U.S. Holder of Class A ordinary shares and our Class A ordinary shares are regularly traded, the mark-to-market election might be available to you if we become a PFIC. Because a mark-to-market election may not be made for equity interests in any lower-tier PFICs we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election (a “QEF Election”), to include in income its share of the corporation’s income on a current basis. However, you may make a QEF Election with respect to our Class A ordinary shares only if we agree to furnish you annually with certain tax information. We do not intend to provide information necessary for U.S. Holders to make QEF Elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above. A QEF Election may not be available for warrants regardless of whether we provide such information.

A U.S. Holder of a PFIC is generally required to file an annual report with the IRS. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisor regarding the application of the PFIC rules to your investment in our Class A ordinary shares or warrants.

Information Reporting and Backup Withholding

Any dividend payments (including constructive dividends) with respect to Class A ordinary shares or warrants and proceeds from the sale, exchange, redemption or other disposition of Class A ordinary shares or warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Additional Reporting Requirements

Certain U.S. Holders who are individuals (and certain entities) are required to report to the IRS information relating to an interest in our Class A ordinary shares or warrants, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our Class A ordinary shares or warrants issued.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since the Parent is a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information on a half-year basis. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash and cash equivalents denominated in RMB amounted to RMB123.4 million, RMB131.6 million and RMB48.8 million (US$7.1  million) as of December 31, 2020, 2021 and 2022, respectively.

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2020, 2021 and 2022 were increases of 2.5%, 0.9% and 2.0%, respectively. Although we have not in the past been materially affected by inflation since our inception, we may be affected in the future by higher rates of inflation in China.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

See Exhibit 2.16 to this annual report for description of our Prior Warrants.

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

Use of Proceeds

Follow-on and Warrants Registration Statement

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-252271) (the “Follow-on and Warrants F-1 Registration Statement”) filed by the Parent, including the prospectus contained therein (on a retroactive basis to reflect the 20-to-1 Share Consolidation effected on April 21, 2022) in relation to the Parent’s 246,914 Class A ordinary shares and warrants to purchase 246,914 Class A ordinary shares at a combined offering price of US$81.00 for one Class A ordinary share and one warrant to purchase one Class A ordinary share, i.e., the base offering, and the underwriter’s exercise of option to purchase from us an additional 740,740 warrants at a price of US$0.20 per warrant to purchase from us an additional 37,037 warrants shares, less underwriting discounts and commissions, i.e., the option offering. The Follow-on and Warrants F-1 Registration Statement registered US$23 million of Class A ordinary shares, par value US$0.002 per share and another US$23 million of Class A ordinary shares, par value US$0.002 per share, issuable upon exercise of the warrants issued thereunder.

Maxim Group LLC was the sole book-running manager for the offering. Maxim Group LLC exercised its option in full to purchase an additional 740,740 warrants at an offering price of US$0.20 per warrant to purchase from us an additional 37,037 warrants shares. The Follow-on and Warrants F-1 Registration Statement became effective on January 28, 2021. The base offering and the option offering for the warrants closed concurrently in February 2021.

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

Resale of PIPE Shares, Warrants, UPOs and Debenture and JAK Warrants Registration Statement

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-257664) (the “Resale of PIPE Shares, Warrants, UPOs and Debenture and JAK Warrants Registration Statement”) filed by the Parent, including the prospectus contained therein, relating to (1) the resale from time to time of certain Class A ordinary shares, (2) the issuance by the Parent of certain Class A ordinary shares upon the exercise of Prior Warrants and New Warrants, (3) the issuance by the Parent of (i) the UPOs, (ii) the UPO Warrants, (iii) the UPO Rights, (iv) Class A ordinary shares upon the exercise of the UPO Warrants and (v) Class A ordinary shares upon the conversion of the UPO Rights. On March 11, 2022, the Parent filed a pre-effective amendment to such registration on Form F-3, and registered Class A ordinary shares issuable upon the conversion of the Debenture and exercise of the JAK Warrants, among other things. See “Item 4. Information on the Company — A. History and Development of the Company — Debenture and Warrants Offering.” The registration statement became effective on July 22, 2022.

We will not receive any of the proceeds from the resale of the Class A ordinary shares by the selling shareholders. We will receive proceeds from the exercise of the Warrants, UPOs, UPO Warrants and JAK Warrants for cash but not from the sale of the Class A ordinary shares underlying the Warrants, UPOs, UPO Warrants, UPO Rights, Debenture and JAK Warrants.

The selling shareholders will pay any underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses incurred by such selling shareholders in disposing of their Class A ordinary shares, and we will bear all other costs, fees and expenses incurred in effecting the registration of such securities covered thereby, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accountants. We incurred total expenses in connection with the offering of approximately US$0.4 million. The net proceeds to us from the offering were approximately US$2.6 million. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of December 31, 2022, all of the net proceeds from the offering was used for working capital and general corporate purposes. We intend to use the remainder of the proceeds as disclosed in the Resale of PIPE Shares, Warrants, UPOs and Debenture and JAK Warrants Registration Statement.

Universal Primary Offering Registration Statement

On August 16, 2022, the Parent filed a registration statement on Form F-3 (File No. 333-266899) (the “Universal Primary Offering Registration Statement”), which was declared effective on September 20, 2022, to offer Class A ordinary shares, preferred shares, debt securities, warrants, rights and units of an aggregate offering price of up to US$300,000,000. We have not offered any securities under such registration statement on Form F-3.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer, former chief financial officer and financial reporting director, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that our disclosure controls and procedures were ineffective as of December 31, 2022 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting. See “— Internal Control Over Financial Reporting.”

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2022 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) under the Exchange Act, for our company.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2022 due to the material weaknesses identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report by our independent registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are “emerging growth companies” which we are, are not required to provide the auditor attestation report.

Internal Control Over Financial Reporting

In connection with the preparation and external audits of our consolidated financial statements included in this annual report, we identified the following material weaknesses in our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

The material weaknesses that have been identified relate to:

●	A lack of proper management approval and review on borrowing contract over certain amount, and

●	Insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP.

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

●	We plan to improve our management approval on all borrowing contracts over certain amount, and to enhance management review control over borrowing related accounting treatment by conducting monthly accounting record inspection;

●	We plan to recruit staff with knowledge of U.S. GAAP and SEC regulations in our finance and accounting department. We also plan to enhance internal training and development programs for financial reporting personnel; and

●	When entering into complex transactions, we plan to utilize third-party consultant for accounting services as additional resources.

We intend to remediate these material weaknesses in multiple phases and expect that we will incur certain costs for implementing our remediation measures. The implementation of the measure, however, may not fully address the material weaknesses identified in our internal control over financial reporting, and we cannot conclude that the material weaknesses have been fully remedied as of December 31, 2022. In addition, we cannot assure you that we will be able to continue implementing these measures in the future. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to our Business and Industry — If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our Class A may be materially adversely affected.”

As a company with less than US$1.235 billion in revenue for our last fiscal year, the Parent qualifies as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP), the independent registered public accounting firm of Ucommune Group Holdings before the Business Combination and our independent registered public accounting firm after the Business Combination, and Marcum LLP, the independent registered public accounting firm of Orisun Acquisition Corp, our predecessor, before the Business Combination, for the periods indicated. We did not pay any other fees to Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP) and Marcum LLP during the periods indicated below.

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Services	(in thousands)
Audit Fees	6,088	3,314	3,104
Audit – Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	6,088	3,314	3,104

Note:

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our offering in February 2021.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products or services provided by our independent registered public accounting firm other than those reported above.

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

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

part III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Ucommune International Ltd. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently effective (incorporated by reference to Exhibit 3.1 of the registration statement on Form F-3 (File No. 333-266899), as amended, filed with the SEC on September 7, 2022)
2.1	Registrant’s Specimen Ordinary Share Certificate, as currently effective (incorporated by reference to Exhibit 2.1 of the annual report on Form 20-F (File No. 001-39738), as amended, filed with the SEC on May 10, 2022)
2.2	Registrant’s Specimen Warrant Certificate (prior to Share Consolidation) (incorporated by reference to Exhibit 4.2 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
2.3	Warrant Agreement for Warrants issued in connection with the Business Combination (incorporated by reference to Exhibit 4.3 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
2.4	Form of Warrant Agent Agreement between the Registrant and American Stock Transfer & Trust Company, LLC. (prior to Share Consolidation) (incorporated by reference to Exhibit 4.4 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
2.5	Form of Warrant issued by the Registrant in February 2021 (prior to Share Consolidation) (incorporated by reference to Exhibit 4.5 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
2.6	Form of US$3,000,000 principal sum of 8% Senior Convertible Debenture (prior to Share Consolidation) (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)
2.7	Form of Series A/B/C Warrants (prior to Share Consolidation) (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)
2.8	Amendment to US$3,000,000 principal sum of 8% Senior Convertible Debenture dated as of March 1, 2022 entered into between Ucommune International Ltd and the Holder named therein (prior to Share Consolidation) (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on March 2, 2022)
2.9	Amendment to Series A/B/C Warrants (prior to Share Consolidation) (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on March 2, 2022)
2.10	Amendment to US$3,000,000 principal sum of 8% Senior Convertible Debenture entered into between Ucommune International Ltd and the Holder named therein (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on August 29, 2022)
2.11	Amendment to Series A/B/C Warrants (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on August 29, 2022)
2.12	Amendment to US$3,000,000 principal sum of 8% Senior Convertible Debenture entered into between Ucommune International Ltd and the Holder named therein (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on October 25, 2022)

2.13	Amendment to Series A/B/C Warrants (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on October 25, 2022)
2.14	Amendment to US$3,000,000 principal sum of 8% Senior Convertible Debenture entered into between Ucommune International Ltd and the Holder named therein (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 25, 2023)
2.15	Amendment to Series A/B/C Warrants (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 25, 2023)
2.16*	Description of Securities
4.1	Merger Agreement dated June 29, 2020 (incorporated by reference to Exhibit 10.1 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.2	Ucommune Group Holdings Limited 2019 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.3	Ucommune International Ltd 2020 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of the registration statement on Form S-8 (File No. 333-267017), filed with the SEC on August 23, 2022)
4.4	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.4 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.5 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.6	English translation of Exclusive Business Cooperation Agreement dated July 5, 2019 between Ucommune (Beijing) Technology Co., Ltd. and Ucommune (Beijing) Venture Investment Co., Ltd. (incorporated by reference to Exhibit 10.6 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.7	English translation of Equity Pledge Agreement dated November 22, 2019 among Ucommune (Beijing) Technology Co., Ltd., Ucommune (Beijing) Venture Investment Co., Ltd. and the shareholders of Ucommune (Beijing) Venture Investment Co., Ltd. (incorporated by reference to Exhibit 10.7 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.8	English translation of Exclusive Option Agreement dated November 22, 2019 among Ucommune (Beijing) Technology Co., Ltd., Ucommune (Beijing) Venture Investment Co., Ltd. and the shareholders of Ucommune (Beijing) Venture Investment Co., Ltd. (incorporated by reference to Exhibit 10.8 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.9	English translation of Shareholders’ Voting Right Proxy Agreement dated November 22, 2019 among Ucommune (Beijing) Technology Co., Ltd., Ucommune (Beijing) Venture Investment Co., Ltd. and the shareholders of Ucommune (Beijing) Venture Investment Co., Ltd. (incorporated by reference to Exhibit 10.9 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.10	English translation of Spousal Consent granted by the spouse of Jiahui Gan dated November 22, 2019 (incorporated by reference to Exhibit 10.10 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.11	English translation of Spousal Consent granted by the spouse of Zhuangkun He dated November 22, 2019 (incorporated by reference to Exhibit 10.11 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.12	English translation of Spousal Consent granted by the spouse of Min Jiang dated November 22, 2019 (incorporated by reference to Exhibit 10.12 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.13	English translation of Spousal Consent granted by the spouse of Jun Qin dated November 22, 2019 (incorporated by reference to Exhibit 10.13 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.14	English translation of Spousal Consent granted by the spouse of Angela Bai dated November 22, 2019 (incorporated by reference to Exhibit 10.14 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.15	English translation of Spousal Consent granted by the spouse of Bin Zhao dated November 22, 2019 (incorporated by reference to Exhibit 10.15 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.16	English translation of Spousal Consent granted by the spouse of Jinwang Zhou dated November 22, 2019 (incorporated by reference to Exhibit 10.16 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.17	English translation of Spousal Consent granted by the spouse of Zhiyong Zhao dated November 22, 2019 (incorporated by reference to Exhibit 10.17 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.18	English translation of Spousal Consent granted by the spouse of Liang Chen dated November 22, 2019 (incorporated by reference to Exhibit 10.18 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.19	English translation of Exclusive Business Cooperation Agreement dated May 20, 2019 between Ucommune (Beijing) Technology Co., Ltd and Beijing Ubazaar Technology Co., Ltd. (incorporated by reference to Exhibit 10.19 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.20	English translation of Equity Pledge Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.20 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.21	English translation of Exclusive Option Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.21 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.22	English translation of Shareholders’ Voting Right Proxy Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.22 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.23	English translation of Exclusive Technology Consulting and Service Agreement dated January 30, 2019 between Beijing Melo Technology Co., Ltd. and Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.23 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.24	English translation of Equity Pledge Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.24 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.25	English translation of Exclusive Option Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.25 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.26	English translation of Shareholders’ Voting Right Proxy Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.26 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.27	Form of Backstop Agreement (incorporated by reference to Exhibit 10.27 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.28	Form of lock-up agreement entered into with former shareholders of UCommune Group Holdings Limited (incorporated by reference to Exhibit 10.28 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.29	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)
4.30	Amendment to Securities Purchase Agreement dated as of March 1, 2022 entered into between Ucommune International Ltd and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on March 2, 2022)
4.31	Amendment to Securities Purchase Agreement dated as of August 29, 2022 entered into between Ucommune International Ltd and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on August 29, 2022)
4.32	Amendment to Securities Purchase Agreement dated as of October 25, 2022 entered into between Ucommune International Ltd and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on October 25, 2022)
4.33	Amendment to Securities Purchase Agreement dated as of January 24, 2023 entered into between Ucommune International Ltd and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 25, 2023)
4.34	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)
4.35	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.3 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)
8.1*	List of Principal Subsidiaries and VIEs
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP)
15.2*	Consent of Jingtian & Gongcheng
15.3*	Consent of Maples and Calder (Hong Kong) LLP
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

UCOMMUNE INTERNATIONAL LTD

Date: April 25, 2023	By:	/s/ Yan Xu
	Name:	Yan Xu
	Title:	Financial Reporting Director

UCOMMUNE INTERNATIONAL LTD.

Report of Independent Registered Public Accounting Firm (PCAOB ID 5395)

To the Shareholders and Board of Directors of Ucommune International Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ucommune International Ltd (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has suffered recurring losses and negative cash flows from operating activities that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2020.

New York, NY
April 25, 2023

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2021	2022
	RMB	RMB	USD
			(Note 2h)
ASSETS
Current assets:
Cash and cash equivalents	165,792	53,245	7,720
Restricted cash	50,703	—	—
Short-term investments	26,423	7,720	1,119
Accounts receivable, net of allowance of RMB26,158 and RMB22,281 as of December 31, 2021 and 2022, respectively	132,264	203,636	29,524
Prepaid expenses and other current assets, net	147,676	78,715	11,413
Amounts due from related parties, current	54,715	21,640	3,138
Total current assets	577,573	364,956	52,914

Non-current assets
Long-term investments	22,231	22,231	3,223
Property and equipment, net	231,795	131,325	19,040
Right-of-use assets, net	678,769	319,263	46,289
Intangible assets, net	16,639	3,885	563
Goodwill	43,011	—	—
Rental deposit	35,920	18,588	2,695
Long-term prepaid expenses	72,135	72,135	10,459
Amounts due from related parties, non-current	498	158	23
Other assets, non-current	194,444	105,825	15,343
Total non-current assets	1,295,442	673,410	97,635
TOTAL ASSETS	1,873,015	1,038,366	150,549

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2021	2022
	RMB	RMB	USD
			(Note 2h)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to the Company of RMB47,774 and RMB790 as of December 31, 2021 and 2022)	47,774	790	115
Long-term borrowings, current portion (including long-term borrowings, current portion of the consolidated VIEs without recourse to the Company of RMB15,137 and RMB4,502 as of December 31, 2021 and 2022)	15,137	4,502	653
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of RMB261,204 and RMB273,813 as of December 31, 2021 and 2022)	263,218	279,679	40,550
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB250,880 and RMB227,026 as of December 31, 2021 and 2022)	294,382	229,880	33,330
Amounts due to related parties, current (including amounts due to related parties, current of the consolidated VIEs without recourse to the Company of RMB32,899 and RMB39,310 as of December 31, 2021 and 2022)	34,660	41,234	5,978
Deferred workspace membership fee (including advance workspace membership fee of the consolidated VIEs without recourse to the Company of RMB50,320 and RMB24,106 as of December 31, 2021 and 2022)	52,131	24,536	3,557
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to the Company of RMB23,913 and RMB11,708 as of December 31, 2021 and 2022)	23,913	11,715	1,699
Income taxes payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB4,429 and RMB5,259 as of December 31, 2021 and 2022)	4,436	5,259	762
Deferred subsidy income (including deferred subsidiary income of the consolidated VIEs without recourse to the Company of RMB8,108 and RMB5,869 as of December 31, 2021 and 2022)	8,108	5,869	851
Convertible bond (including convertible bond of the consolidated VIEs without recourse to the Company of nil and nil as of December 31, 2021 and 2022)	—	17,464	2,532
Share-based liabilities, current (including share-based liabilities, current of the consolidated VIEs without recourse to the Company of RMB2,571 and nil as of December 31, 2021 and 2022)	2,571	—	—
Put option liabilities (including put option liabilities of the consolidated VIEs without recourse to the Company of nil and nil as of December 31, 2021 and 2022)	—	369	53
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to the Company of RMB256,178 and RMB162,791 as of December 31, 2021 and 2022)	285,200	162,791	23,602
Total current liabilities	1,031,530	784,088	113,682

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2021	2022
	RMB	RMB	USD
			(Note 2h)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-current liabilities:
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to the Company of RMB646 and RMB388 as of December 31, 2021 and 2022)	646	388	56
Refundable deposits from members, non-current (including refundable deposits from members, non-current of the consolidated VIEs without recourse to the Company of RMB21,766 and RMB8,890 as of December 31, 2021 and 2022)	21,766	8,890	1,289
Deferred tax liabilities (including deferred tax liability of the consolidated VIEs without recourse to the Company of RMB362 and RMB19 as of December 31, 2021 and 2022)	362	19	3
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to the Company of RMB413,593 and RMB153,298 as of December 31, 2021 and 2022)	428,486	153,298	22,226
Warrant liabilities (including warrant liabilities of the consolidated VIEs without recourse to the Company of nil and nil as of December 31, 2021 and 2022)	11,211	14,291	2,072
Share-based liabilities, non-current (including share-based liabilities, non-current of the consolidated VIEs without recourse to the Company of RMB1,303 and nil as of December 31, 2021 and 2022)	1,303	—	—
Total non-current liabilities	463,774	176,886	25,646
TOTAL LIABILITIES	1,495,304	960,974	139,328

Commitments and contingencies (Note 23)

SHAREHOLDERS’ EQUITY
Class A ordinary shares (20,000,000 and 20,000,000 authorized, 3,896,916 and 4,152,857 issued and outstanding as of December 31, 2021 and, 2022, with par value of US$0.002 and US$0.002, respectively)	54	57	8
Class B ordinary shares (5,000,000 and 5,000,000 authorized, 472,622 and 472,622 issued and outstanding as of December 31, 2021 and 2022, with par value of US$0.002 and US$0.002, respectively)	6	6	1
Additional paid-in capital	4,566,956	4,550,134	659,707
Statutory reserves	6,051	6,246	906
Accumulated deficit	(4,237,604)	(4,529,473)	(656,712)
Accumulated other comprehensive income	1,091	24,297	3,523
Total Ucommune International Ltd. shareholders’ equity	336,554	51,267	7,433
Noncontrolling interests	41,157	26,125	3,788
TOTAL EQUITY	377,711	77,392	11,221
TOTAL LIABILITIES AND EQUITY	1,873,015	1,038,366	150,549

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1(a). Further, the ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2h)
Revenue:
Workspace membership revenue (including services provided to a related party of RMB169, RMB159 and RMB242 for the years ended December 31, 2020, 2021 and 2022)	422,984	376,642	258,796	37,522
Marketing and branding service revenue (including services provided to a related party of RMB77,046, RMB45,528 and RMB24,993 for the years ended December 31, 2020, 2021 and 2022)	317,461	463,475	287,453	41,677
Other service revenue (including services provided to related parties of RMB19,955, RMB25,928 and RMB27,357 for the years ended December 31, 2020, 2021 and 2022)	136,692	217,391	114,492	16,600
Total revenue	877,137	1,057,508	660,741	95,799

Cost of revenue:
Workspace membership (including services provided by related parties of RMB12,564, RMB3,490 and RMB853 for the years ended December 31, 2020, 2021 and 2022)	(557,102)	(508,121)	(339,088)	(49,163)
Marketing and branding service (including services provided by related parties of RMB11,504, RMB14,495 and RMB96,971 for the years ended December 31, 2020, 2021 and 2022)	(297,893)	(444,717)	(291,568)	(42,273)
Other services	(113,074)	(181,222)	(104,311)	(15,124)
Total cost of revenue	(968,069)	(1,134,060)	(734,967)	(106,560)
Operating expenses:
Impairment loss on long-lived assets and long-term prepaid expenses	(36,505)	(114,485)	(111,308)	(16,138)
Impairment loss on goodwill	—	(1,504,525)	(43,011)	(6,236)
Sales and marketing expenses	(47,061)	(61,670)	(27,109)	(3,930)
General and administrative expenses	(320,202)	(376,417)	(108,013)	(15,660)
Change in fair value of warrant liability	—	6,837	9,062	1,314
Change in fair value of put option liability	—	—	706	102
Loss from operations	(494,700)	(2,126,812)	(353,899)	(51,309)

Interest expense, net	(12,863)	(3,262)	(17,078)	(2,477)
Subsidy income	13,931	7,352	6,325	917
Impairment loss on long-term investments	(10,060)	(1,371)	—	—
Gain on disposal of long-term investments	8,561	—	—	—
(Loss)/Gain on disposal of subsidiaries	(39,703)	(14,978)	23,009	3,336
Other income/(expense), net	30,393	(19,260)	20,325	2,947
Loss before income taxes and loss from equity method investments	(504,441)	(2,158,331)	(321,318)	(46,586)
Provision for income taxes	(2,864)	(4,479)	(1,178)	(171)
Loss from equity method investments	(639)	(27)	—	—
Net loss	(507,944)	(2,162,837)	(322,496)	(46,757)
Less: Net loss attributable to noncontrolling interests	(19,452)	(166,424)	(30,822)	(4,469)
Net loss attributable to Ucommune International Ltd.	(488,492)	(1,996,413)	(291,674)	(42,288)
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd.
– Basic and diluted	(149.98)	(462.88)	(66.18)	(9.59)
Weighted average shares used in calculating net loss per share
– Basic and diluted	3,257,088	4,313,064	4,407,510	4,407,510

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1(a). Further, the ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2h)
Net loss	(507,944)	(2,162,837)	(322,496)	(46,757)
Other comprehensive loss, net of tax
Foreign currency translation adjustments	5,768	(3,651)	(1,874)	(272)
Total Comprehensive loss	(502,176)	(2,166,488)	(324,370)	(47,029)
Less: Comprehensive loss attributable to noncontrolling interest	(19,352)	(166,424)	(30,845)	(4,472)
Comprehensive loss attributable to Ucommune International Ltd.’s shareholders	(482,824)	(2,000,064)	(293,525)	(42,557)

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands, except share and per share data, or otherwise noted)

	Ordinary Shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total Ucommune International Ltd. shareholders’	Noncontrolling	Total
	Shares	Amount	capital	reserve	deficit	loss	equity	interests	equity
Balance as of December 31, 2019	3,140,566	44	3,645,669	3,827	(1,750,475)	(926)	1,898,139	205,975	2,104,114
Net loss	—	—	—	—	(488,492)	—	(488,492)	(19,452)	(507,944)
Foreign currency translation adjustment	—	—	—	—	—	5,668	5,668	100	5,768
Provision for statutory reserve	—	—	—	1,238	(1,238)	—	—	—	—
Reverse recapitalization	555,496	7	33,888	—	—	—	33,895	—	33,895
Equity financing through PIPE	301,534	4	350,646	—	—	—	350,650	—	350,650
Conversion of rights to ordinary shares	24,995	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	200,453	—	—	—	200,453	—	200,453
Disposal of subsidiary	—	—	—	—	—	—	—	(1,320)	(1,320)
Balance as of December 31, 2020	4,022,591	55	4,230,656	5,065	(2,240,205)	4,742	2,000,313	185,303	2,185,616
Net loss	—	—	—	—	(1,996,413)	—	(1,996,413)	(166,424)	(2,162,837)
Foreign currency translation adjustment	—	—	—	—	—	(3,651)	(3,651)	—	(3,651)
Provision for statutory reserve	—	—	—	986	(986)	—	—	—	—
Share issuance upon the underwritten public offering, net of issuance costs	246,914	4	93,311	—	—	—	93,315	—	93,315
Issuance of Earn-out shares to the Founder	100,000	1	(1)	—	—	—	—	—	—
Stock-based compensation	—	—	244,339	—	—	—	244,339	—	244,339
Capital contribution from noncontrolling shareholders	—	—	140	—	—	—	140	25	165
Capital injection to a subsidiary	—	—	(1,902)	—	—	—	(1,902)	1,902	—
Addition of noncontrolling interest in connection with acquisition	—	—	—	—	—	—	—	22,400	22,400
Acquisition of noncontrolling interest	—	—	375	—	—	—	375	(1,075)	(700)
Disposal of subsidiary to a related party	—	—	38	—	—	—	38	(874)	(836)
Round-up of fractional shares in connection with share consolidation	33
Capital reduction from noncontrolling shareholders	—	—	—	—	—	—	—	(100)	(100)
Balance as of December 31, 2021	4,369,538	60	4,566,956	6,051	(4,237,604)	1,091	336,554	41,157	377,711
Net loss					(291,674)		(291,674)	(30,822)	(322,496)
Foreign currency translation adjustment	—	—	(25,057)	—	—	23,206	(1,851)	(23)	(1,874)
Provision for statutory reserve	—	—	—	195	(195)	—	—	—	—
Shares issued for conversion of convertible debt	251,751	3	3,679	—	—	—	3,682	—	3,682
Stock-based compensation	—	—	17,684	—	—	—	17,684	—	17,684
Capital contribution from noncontrolling shareholders	—	—	351	—	—	—	351	544	895
Disposal of property to a related party under common control	—	—	(13,128)	—	—	—	(13,128)	—	(13,128)
Disposal of subsidiary	—	—	(351)	—	—	—	(351)	15,269	14,918
Round-up of fractional shares in connection with share consolidation	4,190
Balance as of December 31, 2022 in RMB	4,625,479	63	4,550,134	6,246	(4,529,473)	24,297	51,267	26,125	77,392
Balance as of December 31, 2022 in USD	4,625,479	9	659,707	906	(656,712)	3,523	7,433	3,788	11,221

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1(a). Further, the ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2h)
Cash flows from operating activities:
Net loss	(507,944)	(2,162,837)	(322,496)	(46,757)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	76,353	71,697	42,621	6,179
Amortization of intangible assets	11,202	10,154	3,946	572
Loss/(Gain) on disposal of property, equipment and other long-lived assets	138,827	19,389	(23,282)	(3,376)
Loss on disposal of intangible assets	608	—	—	—
Impairment of long-lived assets and long-term prepaid expenses	36,505	114,485	111,308	16,138
Impairment of long-term investment	10,060	1,371	—	—
Impairment of Goodwill	—	1,504,525	43,011	6,236
Loss/(Gain) on disposal of subsidiaries	39,703	14,978	(23,009)	(3,336)
Gain on disposal of long-term investments	(8,561)	—	—	—
Amortization of right-of-use assets	159,738	113,306	140,123	20,316
Change in fair value of warrant liabilities	—	(6,837)	(9,062)	(1,314)
Change in fair value of put option liabilities	—	—	(706)	(102)
Share-based compensation	202,333	249,317	14,721	2,134
Bad debt expense	19,439	12,587	10,212	1,481
Loss from equity method investment	639	27	—	—
Deferred income tax benefit	(884)	(1,445)	(343)	(50)
Accrued interest expense on convertible bond	—	—	15,916	2,308
Other income(expense), net	—	(6,253)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(47,483)	(10,102)	(80,467)	(11,667)
Prepaid expenses and other current assets	8,060	40,636	(49,064)	(7,114)
Other non-current assets	5,741	—	—	—
Amount due from related parties	28,693	(30,412)	33,415	4,845
Long-term prepaid expenses	3,092	(30,091)	—	—
Rental deposit, non-current	35,784	24,950	9,590	1,390
Accounts payable	40,593	6,166	(16,317)	(2,366)
Note payable	12,105	(12,105)	—	—
Accrued expenses and other current liabilities	(20,984)	47,524	43,457	6,301
Advanced workspace membership fee	(44,769)	(909)	(27,592)	(4,000)
Contract liabilities	(9,041)	8,824	(11,739)	(1,702)
Income tax payable	1,041	3,070	890	129
Deferred subsidy income	(2,412)	(1,454)	(2,239)	(325)
Amount due to related parties	8,549	(35,525)	18,370	2,663
Lease liabilities	(229,570)	(149,445)	(85,993)	(12,468)
Change in held for sale assets	(3,258)	—	—	—
Change in held for sale liabilities	6,068	—	—	—
Refundable deposits from members, non-current	2,129	5,289	(11,168)	(1,619)
Net cash used in operating activities	(27,644)	(199,120)	(175,897)	(25,504)

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2h)
Cash Flows from investing activities
Purchase of term deposits	(40,960)	—	—	—
Settlement of term deposits	26,715	47,710	—	—
Purchase of short-term investments	(24,980)	(365,868)	(215,390)	(31,229)
Settlement of short-term investments	57,010	345,345	234,093	33,940
Purchase of property and equipment	(95,433)	(42,762)	(20,271)	(2,939)
Proceeds from disposal of property and equipment	55	124	6,977	1,012
Purchase of intangible asset	(125)	(1,200)	—	—
Loan provided to third parties	(17,000)	(8,036)	—	—
Loan collected from third parties	—	—	5,000	725
Payment for long-term investment	—	(15,121)	—	—
Proceeds from disposal of long-term investments	9,940	—	—	—
Cash deduction due to disposal of subsidiaries	(4,480)	(1,625)	(1,031)	(149)
Cash received for business acquisitions, net of cash paid	—	1,186	—	—
Proceeds from disposal of subsidiaries	50,000	205	—	—
Investment of cash in Trust Account	—	(19,041)	—	—
Collection of cash in Trust Account	—	—	19,271	2,794
Net cash (used in)/provided by investing activities	(39,258)	(59,083)	28,649	4,154

Cash flows from financing activities
Capital reduction in a subsidiary	—	(100)	—	—
Capital contribution from noncontrolling shareholders	—	165	895	130
Acquisition of noncontrolling interests	—	(700)	—	—
Loan repaid to related parties	(23,800)	(10,750)	—	—
Loan received from related parties	34,550	2,761	12,000	1,740
Loan received from third parties	97,017	50,990	21,930	3,180
Loan repaid to third parties	(160,188)	(75,031)	(67,428)	(9,776)
Reverse recapitalization	35,881	—	—	—
Equity financing through PIPE, net	371,366	—	—	—
Repayment for convertible bond	(65,250)	—	—	—
Cash received from issuing convertible bond	—	—	17,684	2,564
Underwritten public offering financing, net of listing fee	—	111,559	—	—
Net cash provided by/(used in) financing activities	289,576	78,894	(14,919)	(2,162)

Effects of exchange rate changes	(18,185)	(4,986)	(1,083)	(157)
Net increase/(decrease) in cash, cash equivalents and restricted cash	204,489	(184,295)	(163,250)	(23,669)
Cash, cash equivalents and restricted cash – beginning of the period	196,301	400,790	216,495	31,389
Cash, cash equivalents and restricted cash – end of the period	400,790	216,495	53,245	7,720

Supplemental disclosure of cash flow information:
Interest paid	19,626	11,173	9,378	1,360
Income taxes paid	3,366	2,854	698	101

Supplemental disclosure of noncash information:
Payable for purchase of property and equipment	97,128	123,998	106,178	15,394
Payable for investments and acquisitions	32,688	10,556	5,006	726
Right-of-use assets obtained in exchange for new operating lease liabilities	11,902	150,486	42,215	6,121
ROU assets disposed as reduction of operating lease liabilities due to lease termination	819,879	192,570	290,316	42,092
Disposal of property to related party as settlement of payable	—	—	24,150	3,501
Conversion of convertible bond’s principle	—	—	1,940	281

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2h)
Cash and cash equivalents	348,064	165,792	53,245	7,720
Restricted cash, current	52,199	50,703	—	—
Restricted cash, non-current	527	—	—	—
Total cash, cash equivalents and restricted cash	400,790	216,495	53,245	7,720

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
NOTES TO CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except share and per share data, or otherwise noted)

1. ORGANIZATIONS AND PRINCIPAL ACTIVITIES

Ucommune Group Holdings Limited (“Ucommune Group”) was founded in 2018 and was incorporated in the Cayman Islands. On June 29, 2020, Orisun Acquisition Corp. (“Orisun”), a special purpose acquisition company (“SPAC”), entered into a share exchange agreement (the “Share Exchange Agreement”) with Ucommune Group. Pursuant to the Share Exchange Agreement, Ucommune International Ltd (“the Company”), which is a subsidiary wholly owned by Orisun, acquired all of the issued and outstanding ordinary shares of Ucommune Group from the shareholders of Ucommune Group by newly issuing ordinary shares of Orisun to the shareholders of Ucommune Group (“SPAC Transaction”). The SPAC Transaction was consummated on November 17, 2020. Ucommune Group’s shareholders remains the controlling financial interests of Ucommune Group after the SPAC Transaction, which was accounted for as a reverse recapitalization and fully described below. In connection with the closing of the SPAC Transaction, Orisun had been ceased and Ucommune International Ltd continued as the surviving company.

Ucommune International Ltd, its consolidated subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) is primarily engaged in providing long-term leasing, on-demand and short-term leasing solutions to freelancers, start-up entrepreneurs, small medium enterprises and corporations by delivering well-furnished and fully-serviced space on a flexible basis in the People’s Republic of China (“PRC”). The individuals and enterprises registered on U bazaar, a mobile app of the Group, are referred to as members.

a. Reverse recapitalization

The following paragraphs are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022.

On November 17, 2020, the Company consummated the SPAC Transaction pursuant to the Share Exchange Agreement, where the Company acquired 100% of the issued and outstanding ordinary shares of Ucommune Group in exchange for 3,500,000 ordinary shares of the newly issued to the Company. In connection with Ucommune Group’s indemnification obligations under the Share Exchange Agreement, 157,028 Ordinary Shares escrow shares (which will not be fully paid at issuance) will be issued to the escrow agent to hold in escrow for the escrow period to satisfy any potential claims against the current Ucommune Group shareholders brought pursuant to the Share Exchange Agreement.

Ucommune Group was determined to be the accounting acquirer given Ucommune Group effectively controlled the combined entity after the SPAC Transaction. The transaction is not a business combination because the Company was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Ucommune Group for the net monetary assets of the Company, accompanied by a recapitalization. Ucommune Group is determined as the predecessor and the historical financial statements of Ucommune Group became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The equity is restated using the exchange ratio of 0.4783 established in the reverse recapitalization transaction, which is 3,500,000 divided by 7,317,078 (6,565,650 ordinary shares and 751,428 ordinary shares to be issued for options granted by Ucommune Group), to reflect the equity structure of the Company. Loss (income) per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio. The share and per share data is retrospectively restated using the exchange ratio in the share-based compensation footnote, see Note 20. The adjustments are also applied to income tax and parent only information, see Note 16 — income tax and Note 26 — condensed financial information of parent company where relevant, respectively.

The par value of ordinary shares remained $0.002, the subscription receivable was adjusted retrospectively from negative $12 to $nil, and the difference of $5 was adjusted retrospectively as in additional paid-in capital as of December 31, 2020.

In addition, 4.0 million earnout shares (“Earnout Shares”) were granted to certain shareholders of Ucommune Group. The shareholders may be entitled to receive Earnout Shares as follows: (a) 100,000 Class A Ordinary Shares if (i) the volume weighted average price(“VWAP”)of the Company Class A Ordinary Shares equals or exceeds $330 (or any foreign currency equivalent) in any twenty trading days within a thirty trading day period before December 31, 2022 on any securities exchange or securities market on which the Company Ordinary Shares are then traded or (ii) the revenue of Ucommune Group exceeds RMB850,000 in the fiscal year of 2020 pursuant to the audited consolidated financial statements of Ucommune Group as of and for the fiscal year ended December 31, 2020; (b) 50,000 Class A Ordinary Shares if (i) the VWAP of the Company Class A Ordinary Shares equals or exceeds $455 (or any foreign currency equivalent) in any twenty trading days within a thirty trading day period before December 31, 2023 on any securities exchange or securities market on which the Company Ordinary Shares are then traded or (ii) the revenue of Ucommune Group exceeds RMB1,275,000 in the fiscal year of 2021 pursuant to the audited consolidated financial statements of Ucommune Group as of and for the fiscal year ended December 31, 2021; and (c) 50,000 Class A Ordinary Shares if (i) the VWAP of the Company Class A Ordinary Shares equals or exceeds $600 (or any foreign currency equivalent) in any twenty trading days within a thirty trading day period before December 31, 2024 on any securities exchange or securities market on which the Company Ordinary Shares are then traded or (ii) the revenue of Ucommune Group exceeds RMB1,912,000 in the fiscal year of 2022 pursuant to the audited consolidated financial statements of Ucommune Group as of and for the fiscal year ended December 31, 2022.

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

As of December 31, 2022, the Company’s major subsidiaries, its VIEs and the VIEs’ major subsidiaries were as follow:

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

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Group may not be able to consolidate VIEs and their subsidiaries in the consolidated financial statements as the Group may lose the ability to exert effective control over VIEs and their shareholders, and the Group may lose the ability to receive economic benefits from VIEs.

The Group’s business has been directly operated by the VIEs and their subsidiaries. As of December 31, 2021, and 2022, the VIEs and their subsidiaries accounted for an aggregate of 93.2% and 98.9%, respectively, of the Group’s consolidated total assets, and 93.0% and 95.5% respectively of the Group’s consolidated total liabilities.

The following financial information of the Company’s VIEs and VIEs’ subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 was included in the accompanying consolidated financial statements:

	As of December 31,
	2021	2022
	RMB	RMB	USD
Cash and cash equivalents	125,064	46,886	6,798
Other current assets	382,788	316,832	45,936
Total current assets	507,852	363,718	52,734
Property and equipment, net	229,655	131,291	19,035
Right-of-use assets, net	644,886	319,263	46,289
Goodwill	28,912	—	—
Other non-current assets	333,442	213,182	30,908
Total non-current assets	1,236,895	663,736	96,232
TOTAL ASSETS	1,744,747	1,027,454	148,966
Accounts payable	261,204	273,813	39,699
Lease liabilities, current	256,178	162,791	23,602
Other current liabilities	436,031	318,570	46,188
Total current liabilities	953,413	755,174	109,489
Lease liabilities, non-current	413,593	153,298	22,226
Other non-current liabilities	24,077	9,297	1,348
Total non-current liabilities	437,670	162,595	23,574
Total liabilities	1,391,083	917,769	133,063

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Net revenues	846,298	1,027,988	643,535	93,304
Net loss	(396,494)	(1,832,247)	(317,115)	(45,977)
Net cash provided by/(used in) operating activities	8,435	72,702	(52,830)	(7,660)
Net cash (used in)/provided by investing activities	(41,915)	(40,811)	7,255	1,052
Net cash used in financing activities	(34,223)	(31,281)	(32,603)	(4,727)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

d. Going Concern and impact of COVID-19 pandemic

The Group has incurred recurring operating losses since its inception, including net losses of RMB507.9 million, RMB2,162.8 million and RMB322.5 million for the years ended December 31, 2020, 2021 and 2022, respectively. Net cash used in operating activities was RMB27.6 million, RMB199.1 million and RMB175.9 million for the years ended December 31, 2020, 2021 and 2022, respectively. Accumulated deficit was RMB4,529.5 million as of December 31, 2022. As of December 31, 2022, the Company had cash and cash equivalents of RMB53.2 million (US$7.7 million). The COVID-19 pandemic negatively impacted the Group’s business operations for the years ended December 31, 2020, 2021 and 2022 and has continued to impact the Group’s financial position, results of operations and cash flows. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

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

e. Recent development

Novel coronavirus (COVID-19) was first found in December of 2019. Subsequently, COVID-l9 spread rapidly around the world. To reduce the impacts of the pandemic, the governments of many countries implemented measures such as quarantines, travel restrictions, and the temporary restrictions of business activities. This has resulted in a material and negative effect on the economy and rental market in China and caused significant loss of our business, decrease in our occupancy rates, particularly during the year 2022, which in turn resulted in a decrease in our revenue.

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

2. SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) which include the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries under which they are under common ownership. These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. Actual results may differ from those estimates. The Group bases its estimates on past experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

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

b. Principles of consolidation

The accompanying consolidated financial statements include the financial information of the Company and its subsidiaries, the VIEs and VIEs’ subsidiaries. All intercompany balances and transactions were eliminated upon combination and consolidation.

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

d. Business combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition- related expenses are expensed as incurred. Common forms of the consideration made in acquisitions are equity exchange; consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. For business combinations during the years ended December 31, 2021, see Note 3. No business combinations during the year ended December 31, 2020 and 2022.

e. Impairment of ROU assets and other long-lived assets

The Group reviews its ROU assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors the Group considers to be important which could trigger an impairment review primarily includes (a) Significant underperformance relative to projected operating results; (b) Significant changes in the overall business strategy; (c) Significant adverse changes in legal or business environment and (d) Significant competition, unfavorable industry trend, or economic outlook. When these events occur, the Group measures impairment by comparing the carrying value of the ROU assets and other long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Company measured the fair value of impaired space by using discounted cash flow model. The estimates used in projected future cash flows include rental charges, occupancy rate, operating costs. The gross yield rate is used as the discount rate. The Group recorded RMB4,667, RMB13,385 and RMB13,005 impairment losses on its ROU assets, RMB3,460, RMB16,347 and RMB875 impairment losses on its property and equipment, nil, RMB13,526 and RMB8,808 impairment losses on its intangible assets, nil, RMB71,227 and RMB88,620 impairment losses on its other non-current assets, RMB28,378, nil and nil impairment losses on its property held for sale during the years ended December 31, 2020, 2021 and 2022, respectively.

f. Fair value

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

g. Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, short-term investments, equity securities without readily determinable fair values, amounts due from/to related parties, accounts receivable, prepaid expenses and other current assets, accounts payable, short-term borrowings, long-term borrowings, warrant liability and other liabilities.

As of December 31, 2021 and 2022, the carrying values of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, prepaid expenses and other current assets, accounts payable, short-term borrowings and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments. The carrying amounts of long-term borrowings approximate their fair values as their interest rates are at the same level of current market yield for comparable loans.

h. Convenience translation

The Group’s business is primarily conducted in China and substantially all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.8972 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2022, or at any other rate.

i. Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value. The carrying value of cash equivalents approximates market value.

j. Restricted cash

Restricted cash consists of cash equivalents restricted as to withdrawal or use for a specified purpose. Restricted cash is classified as either current or non-current based on when the amount will be released in accordance with the terms of the respective agreement.

k. Short-term investments

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

The Group reviews its short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidences in evaluating the potential impairment of its short-term investments. If the carrying amount of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the carrying amount, and the Group’s intent and ability to hold the investments. OTTI is recognized as a loss in the consolidation statements of operations. No impairment charge was recognized for the years ended December 31, 2020, 2021 and 2022.

l. Accounts receivable and allowance for doubtful accounts

Accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Group generally does not require collateral from its customers.

The Group maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. The Group reviews the accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the customer’s payment history, its current credit-worthiness and current economic trends.

Based on the result of the Group’s estimation of collectability, allowances of RMB26,158 and RMB22,281 were recognized as of December 31, 2021 and 2022, respectively. The Group recognized allowance for doubtful accounts receivable of RMB8,044, RMB6,925 and RMB773 in 2020, 2021 and 2022, respectively.

m. Property and equipment, net

Property and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Leasehold improvement	Shorter of the lease term or estimated economic life
Building	20 years
Furniture	5 years
Office equipment	3 years
Vehicles	5 years

Repair and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

n. Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheets as goodwill. Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

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

Management has determined that the Group has three reporting units within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, the Group adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using the quantitative impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not that the fair value of three, three and one reporting units are less than its carrying amount as of December 31, 2020, 2021 and 2022.

Therefore, management performed quantitative assessment using the discounted cash flow method and taking into account the market capitalization when determining the fair value of each reporting unit during the year 2020 and 2021. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of each reporting unit; (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operations and the uncertainty inherent in the Group’s internally developed forecasts; and (d) the EBITDA multiples used in the market approach fair value method. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

During the year 2022, management performed qualitative assessment for the others reporting unit and considers primary factors such as the impact of COVID-19, overall financial performance of the reporting unit, continuous decrease in the Group’s share price and other specific information related to the operations.

Based on the result of the Group’s goodwill impairment assessment, nil, RMB1,504,525 and RMB43,011 impairment loss were recognized for the years ended December 31, 2020, 2021 and 2022, respectively (see Note 7).

o. Intangible assets

Intangible assets are amortized using the straight-line basis over the estimated useful lives as follows:

Category	Estimated useful life
Brand name	5-10 years
Customer relationship	3 – 5 years
Software	5 years
Patent	19 years

p. Long-term investments

The Group’s long-term investments include equity securities without readily determinable fair values (cost method investments before adoption of Accounting Standard Codification (“ASC”) 321) and equity method investments.

Equity securities without readily determinable fair values

For equity securities without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. The adoption did not have a material impact on the Group’s consolidated financial position or results of operations.

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC Topic 820 — Fair Value Measurement (“ASC 820”). If the fair value is less than the investment’s carrying value, the Group would recognize an impairment loss in the consolidated statements of operations.

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

q. Convertible bond and detachable warrants

The Group issued convertible bond with detachable warrants in January 2022. The Group has evaluated that the convertible bond with detachable warrants is a bundle of freestanding financial instruments and should be separately accounted. With respect to the convertible bond, the Group has evaluated whether the conversion feature of the bond is considered an embedded derivative instrument subject to bifurcation in accordance with ASC 815 —Accounting for Derivative Instruments and Hedging Activities (“ASC 815”). Based on the Group’s evaluation, the conversion feature is not considered to be bifurcated because the conversion feature is either clearly and closely related to the Convertible Bond or meet the scope exception under ASC 815-10-15. The Group has determined that there was no beneficial conversion feature attributable to the convertible bond, as the adoption of ASU 2020-06 since January 1, 2022.

The Group has evaluated the embedded put option in accordance with ASC815 has had determined the put option meet the definition of a derivative and need to be bifurcated and measured under the fair value as the convertible bond was issued at a substantial discount and is contingently exercisable. The Group classifies put option in its condensed consolidated balance sheet as a liability which is revalued at each balance sheet date subsequent to the initial issuance.

The Group has evaluated the detachable warrants in accordance with ASC 815 has had determined the detachable warrants meet the definition of a derivative and need to be measured under the fair value. The Group classifies warrants in its condensed consolidated balance sheet as a liability which is revalued at each balance sheet date subsequent to the initial issuance.

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

s. Lease

The Group early adopted ASC Topic 842 — Leases (“ASC 842”) on January 1, 2017 on a modified retrospective basis. In connection with the adoption of ASC 842, the Group made an accounting policy election for all lease related asset classes, to account for the lease and non-lease components as a single lease component. The Group has also made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to the Group’s overall lease portfolio. Payments related to those leases continue to be recognized in the consolidated statement of operations on a straight-line basis over the lease term.

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

For the initial measurement of the lease liabilities for leases commencing after January 1, 2017, the Group uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities and long-term portions of operating lease liabilities are classified as lease liabilities, current and lease liabilities, non-current, respectively, in the consolidated balance sheets.

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

Termination of a lease before the expiration of the lease term is accounted by removing the right-of-use asset and the lease liability, with gain or loss recognized for the difference. A termination penalty paid or received upon termination that was not already included in the lease payments is generally included in the gain or loss on termination. The Group recorded gain from termination of leases of RMB168,722, RMB94,022 and RMB27,347 for the years ended December 31, 2020, 2021 and 2022 in other (expense)/income, net in the consolidated statement of operations, respectively.

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

Operating lease income from fixed payments and variable lease income for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating lease income from fixed payments	417,816	375,331	258,793
Variable operating lease income	5,168	—	—
Total	422,984	375,331	258,793

Lease payments receivable for the following five years as of December 31, 2022 were as follows:

As of December 31, 2022
RMB
2023	356,797
2024	239,320
2025	186,261
2026	151,848
2027	131,323
Thereafter	332,817
Total	1,398,366

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

(ii) Marketing and branding services revenue

Marketing and branding services revenue primarily consists of advertising services revenue, generated by a subsidiary acquired in 2018. The Group is the principal in providing the marketing and branding services to customers. The services provided are accounted for as a single performance obligation and revenue is recognized on gross basis over time throughout the contract terms by using both output and input method.

(iii) Other services revenue

Other services revenue primarily consists of 1) interior design and construction revenue, 2) co-working space management fees, 3) SaaS services and IOT solutions revenue and 4) charges to members for ancillary services including printing copying, etc. The Group identified the services as one single performance obligation.

1) Interior design and construction revenue

Interior design and construction revenue is generated from two subsidiaries acquired in 2018 and one subsidiary acquired in 2021. Revenue is recognized over time based on direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract. Construction revenue is recognized over time based on a percentage of contract costs incurred to date compared to the total estimated contract cost.

2) Co-working space management fees

Co-working space management fees is derived from managing branded co-working space locations for leased property owners. The fee generally consists of a monthly base amount plus revenue sharing. Revenue is recognized over time when service is provided.

3) SaaS services and IOT solutions revenue

SaaS service and IOT solution is generated from a subsidiary acquired in 2019 and recognized at a point in time upon the service was completed.

4) Ancillary services revenue

Revenue from ancillary services to members is recorded upon performance obligation delivered per contracts.

Contract liabilities primarily result from the timing difference between the Group’s satisfaction of performance obligation and the customers’ payment. Substantial all marketing and branding revenue, and other services revenue is recognized over time during the years ended December 31, 2021 and 2022. Balance of contract liabilities were RMB23,913 and RMB11,715 as of December 31, 2021 and 2022, respectively. Revenue recognized that was included in deferred revenue balance at the beginning of year were RMB11,287, RMB10,006, and RMB16,605 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

w. Government subsidies

The government subsidies provided by the local government mainly included funding to support the development of the Group’s business. The Group reports government subsidies as subsidy income when received from local government authority with no limitation on the use of the subsidies. From time to time, the Group receives government subsidies related to government sponsored projects and records such government subsidies as a liability when received and recognizes as income when the performance obligation is met or fulfilled. For the years ended December 31, 2020, 2021 and 2022, RMB13,931, RMB7,352 and RMB6,325 were received and recognized as other income in the Group’s consolidated statements of operations, respectively.

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

cc. Net loss per share

Basic and diluted loss per share is computed by dividing losses attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. During the three years ended December 31, 2020, 2021 and 2022, the Group has ordinary shares issuable upon the exercise of share options, unit purchase options and warrants as potentially dilutive ordinary shares and are excluded from the calculation for the three years, as their effects would be anti-dilutive.

dd. Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB131,600 and RMB48,800 as of December 31, 2021 and 2022, respectively.

Interest rate risk

The Group is exposed to the impact of interest rate changes primarily through its variable-rate borrowings. As of December 31, 2021 and 2022, the Group has nil and nil short-term borrowings with variable interest rates.

Concentration risks

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and short-term investments. As of December 31, 2021 and 2022, substantially all of the Group’s cash and cash equivalents and short-term investments were deposited in financial institutions located in the PRC. There is one customer individually represent 12.3% of total revenue for the year ended December 31, 2021. There are two customers individually represent 17.7% and 14.0% of total revenue for the year ended December 31, 2022.

There is one and two customer individually represent greater than 10% of total accounts receivable for the year ended December 31, 2021 and 2022, respectively. Their aggregated percentage to total accounts receivable is 14.1% and 53.2% as of December 31, 2021 and 2022, respectively.

There is nil and one supplier that individually represent greater than 10% of the total cost of revenue (excluding impairment loss) for the years ended December 31, 2021 and 2022.

ee. Recent accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss methodology with an expected credit loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting companies as defined by the SEC. For all other entities, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group is an emerging-growth company and has elected to adopt the new standard as of the effective date applicable to non-issuers. The Group adopted the new credit loss guidance beginning January 1, 2023. The Group has finalized its analysis and the impact to the opening balance of retained earnings at January 1, 2023 is immaterial.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805) (“ASU 2021-08”), which requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years for public business entities. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Group is evaluating the impact of the adoption of this standard on its consolidated financial statements.

Recently adopted accounting pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. The Group adopted this guidance on January 1, 2022 with no material impact on its consolidated financial statements and related disclosures as a result of adopting new standard.

3. BUSINESS ACQUISITIONS

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

The results of operations for all these acquired entities have been included in the Group’s consolidated financial statements from their respective acquisition dates.

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Advances to suppliers	49,652	26,921
Prepaid VAT	36,315	17,429
Rental deposit, current	27,361	13,861
Staff advances	5,259	312
Prepaid consulting expenses	4,899	4,839
Short-term construction deposits	5,559	3,081
Prepaid short-term rent	5,314	8,448
Interest receivable	166	653
Receivables from third-party payment platform	563	562
Others	33,647	33,107
Total	168,735	109,213
Less: Allowance for doubtful accounts	(21,059)	(30,498)
Total	147,676	78,715

The Group recognized bad debt loss for prepayment and other current assets of RMB11,395, RMB5,662 and RMB9,439 in 2020, 2021 and 2022, respectively.

Notes:

(i)	Advances to suppliers mainly includes prepaid advertising costs, prepaid operation expenses as well as prepayment to construction and design suppliers.

(ii)	Others mainly includes the loans provided to third parties and the non-trade receivables from third parties.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Leasehold improvement	346,732	208,518
Buildings	148,459	91,215
Furniture	14,480	9,327
Office equipment	27,031	19,656
Vehicles	99	68
Total cost of property and equipment	536,801	328,784
Less: Accumulated depreciation	(264,089)	(179,608)
Impairment	(41,889)	(17,918)
Add: Foreign exchange differences	252	17
Construction in progress	720	50
Total	231,795	131,325

Depreciation expenses for the years ended December 31, 2020, 2021 and 2022 were RMB76,353, RMB71,697 and RMB42,621, respectively.

Impairment loss for the years ended December 31, 2020, 2021 and 2022 were RMB3,460, RMB16,347 and RMB875, respectively.

Loss on disposal for the years ended December 31, 2020, 2021 and 2022 were RMB138,827, RMB19,389 and RMB26,707, respectively.

As of December 31, 2022, the Group had no significant outstanding capital commitments.

6. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Brand name	27,267	18,458
Patent	13,708	13,708
Software	12,978	12,978
Customer relationship	10,005	10,005
Others	562	562
Total cost of intangible assets	64,520	55,711
Less: accumulated amortization	(34,355)	(38,300)
Impairment	(13,526)	(13,526)
Intangible asset	16,639	3,885

The Group recorded amortization expense of RMB11,202, RMB10,154 and RMB3,946 for the years ended December 31, 2020, 2021 and 2022, respectively. The Group recorded impairment loss of nil, RMB 13,526 and RMB8,808 for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, the future estimated amortization expenses are as below:

As of December 31, 2022
RMB
Within one year	1,830
1 – 2 years	866
2 – 3 years	164
3 – 4 years	129
4 – 5 years	120
5 years and thereafter	776
Total	3,885

7. GOODWILL

Goodwill consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Beginning Balance	1,533,485	43,011
Acquisitions	14,051	—
Impairment loss	(1,504,525)	(43,011)
Ending Balance	43,011	—

During the year ended December 31, 2022, goodwill was from the others reporting unit. The Group performed qualitative assessment for the others reporting unit and considers primary factors such as the impact of COVID-19, overall financial performance of the reporting unit, continuous decrease in the Group’s share price and other specific information related to the operations.

Based on the quantitative goodwill impairment test, the Group recorded goodwill impairment loss of RMB43,011 for the others reporting units for the year ended December 31, 2022. The carrying amount of goodwill of all reporting units as of December 31, 2022 was nil.

8. LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Equity method investments:
Other equity method investments(a)	6,929	6,929

Equity securities without readily determinable fair values investments:
Green fire Decoration Engineering (Beijing) Co., Ltd. (Green Fire)(b)	13,821	13,821
Other equity securities without readily determinable fair values investments(c)	15,910	15,910
Less: impairment loss on long-term investments	(14,429)	(14,429)
Total	22,231	22,231

Notes:

(a)	The Group accounts for these investments by using equity method because the Group has the ability to exercise significant influence but does not have control over the investees. The Group recognized gain or loss according to its equity interest percentage in these investees. In addition, the impairment recognized for other equity method investments were RMB3,460, RMB471 and nil for the years ended December 31, 2020, 2021 and 2022. All of the equity method investments has been fully impaired since December 31, 2021.

(b)	In March 2021, the Group invested RMB13,821 in cash in Green fire, a decoration and material sales Company, for 10% equity interests. As the Group does not have the ability to exercise significant influence over the investee, the investment was accounted for by using equity securities without readily determinable fair value as of December 31, 2022. The 10% equity interest was frozen in relation to a legal case regarding a lease of property.

(c)	The balance represents equity securities without readily determinable fair values for the Group does not have the ability to exercise significant influence over the investees. For the years ended December 31, 2020, 2021 and 2022, the Group recorded impairment losses of RMB6,600, RMB900 and nil to other equity securities without readily determinable fair value, respectively. Among the total RMB15,910 equity securities without readily determinable fair values investments, RMB1,700 related to 4 long-term investments were frozen in relation to a legal case regarding a lease of property.

9. LEASE

From the Perspective of Lessee

The Group leases real estate for terms between 2 to 20 years from real estate companies. The Group generally does not have options to extend or terminate leases, as the renewal or termination of relevant lease is on negotiation basis. Lease commences when the landlords make the space available for the Group to use.

The Group sub-leased the leased premises to provide various lease solutions. All of the Group’s leases are operating leases under ASC 842.

Supplemental balance sheet information related to the leases were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
ROU assets	678,769	319,263
Operating lease liabilities – current	(285,200)	(162,791)
Operating lease liabilities – non-current	(428,486)	(153,298)
Weighted average remaining lease terms	7.10 year	7.63 year
Weighted average incremental borrowing rate	10.09%	9.85%

The gain from termination of leases for the years ended December 31, 2020, 2021 and 2022 were RMB168,722, RMB94,022 and RMB27,347, respectively and recorded in other (expense)/income, net in the consolidated statement of operations.

The components of lease expenses for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating lease expenses for variable payments	453	13,413	9,136
Operating lease expenses for fixed payments	337,608	241,466	125,456
Short-term lease expenses	10,265	10,841	38,411
Total	348,326	265,720	173,003

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	207,803	192,570	85,993

Supplemental noncash information:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating lease liabilities arising from obtaining ROU assets	11,902	150,486	42,215
ROU assets disposed as reduction of operating lease liabilities due to lease termination	819,879	192,570	290,316

The future lease payments as of December 31, 2022 were as follows:

As of December 31, 2022
RMB
2022	162,791
2023	52,450
2024	50,614
2025	43,745
2026	27,135
Thereafter	21,878
Total lease payments	358,613
Less: imputed interest	(42,524)
Total lease liabilities	316,089

10. OTHER ASSETS, NON-CURRENT

	As of December 31,
	2021	2022
	RMB	RMB
Long-term receivable(i)	175,000	105,825
Others	19,444	—
Total	194,444	105,825

Notes:

(i)	Long-term receivable represents the consideration receivable generated from the disposal of buildings to a third- party buyer. The Group filed appeal against the buyer because it did not repay the consideration on time as agreed. The local court has enforced asset preservation with properties value higher than the long-term receivable according to the Group’s appeal. The Group recorded RMB88,620 impairment losses on other non-current assets during the year ended December 31, 2022.

11. FAIR VALUE MEASUREMENT

The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, accounts receivables, loans receivable, prepaid expenses and other current assets, accounts payable, short-term borrowings and accrued expenses and other current liabilities approximate their fair values due to the short-term maturities. The carrying amounts of long-term borrowings approximate their fair value as their interest rates are at the same level of current market yield for comparable loans.

Measured at fair value on a non-recurring basis

The Group’s goodwill and intangible assets are primarily acquired through business acquisitions. Purchase price allocation are measured at fair value on a non-recurring basis as of the acquisition dates. The Group measures its goodwill and intangible assets at fair value on a non-recurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount exceeds its fair value. Acquired intangible assets are measured using the income approach — discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group recorded RMB1,504,525 and RMB43,011 impairment loss on goodwill, RMB13,526 and RMB8,808 impairment loss on intangible assets for the years ended December 31, 2021 and 2022, respectively.

The Group measures ROU assets, property and equipment and other long-lived assets on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The fair value is determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of undiscounted future cash flow and the discount rate. The Group recorded RMB4,667, RMB13,385 and RMB13,005 impairment losses on its ROU assets, RMB3,460, RMB16,347 and RMB875 impairment losses on property and equipment for the years ended December 31, 2020, 2021 and 2022, respectively.

There is no transfer between different levels during the years ended December 31, 2021 and 2022.

Measured at fair value on a recurring basis

The Group measures share-based liabilities and warrant liabilities on a recurring basis. The fair value is determined using models with significant unobservable inputs (Level 3 inputs).

The following table presents the fair value hierarchy for the Group’s liabilities that are measured and recorded at fair value as of December 31, 2021 and 2022:

For the Years Ended December 31, 2022
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at fair value
	RMB	RMB	RMB	RMB
Share-based liabilities	—	—	—	—
Warrant liabilities	—	—	14,291	14,291

	For the Years Ended December 31, 2021
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at fair value
	RMB	RMB	RMB	RMB
Share-based liabilities	—	—	3,874	3,874
Warrant liabilities	—	—	11,211	11,211

The Company adopted Black Scholes model to assess the warrant’s fair value. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgements as well as the Company’s best estimates on the valuation date. Key inputs related to the Black Scholes model for the valuation of the fair value of warrants are as follows:

	For the years ended December 31,
	2021	2022
	RMB	RMB
Risk-free interest rate	1.14% – 1.17%	4.01% – 4.75%
Volatility	107.68%	36.78% – 44.74%
Dividend yield	—	—
Life of warrants (in years)	3.88 – 4.09	0.56 – 6.07
Fair value of underlying ordinary shares*	87.98	10.31

*	The fair value of underlying ordinary shares is presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company.

The Company adopted Black Scholes model to assess the share-based liabilities’ fair value. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgements as well as the Company’s best estimates on the valuation date. Key inputs related to the Black Scholes model for the valuation of the fair value of share-based liabilities are as follows:

For the years ended December 31,
2021
RMB
Risk-free interest rate	2.24% – 2.37%
Volatility	30% – 45%

*	The fair value of underlying ordinary shares is presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company.

12. SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Borrowings from commercial banks(i)	46,900	790
Borrowings from others(ii)	874	—
Total	47,774	790

Notes:

(i)	In December 2020, the Group obtained a two-year line of credit of RMB90,000 from Xiamen International Bank with an annual interest rate of 6.80%. The Group drew two tranches of loans totalling RMB37,957 in December, 2020 at an annual interest rate of 6.80% and the Group repaid the loan at due date in December 2021. In January 2021 and December 2021, the Group drew two tranches of loans totalling RMB 45,000 with an annual interest rate of 6.80%, and the Group repaid the loan at due date in January 2022. In January 2022, the Group drew RMB32,043 at an annual interest rate of 6.80%, and the Group has fully repaid the loan in 2022.

In February 2021, the Group obtained a one-year line of credit of RMB519 from China Construction Bank. In May 2021 and December 2021, the Group drew two tranches of loans totalling RMB500 from it with an annual interest rate of 4.25%, and the Group repaid the loan in October 2022. In October 2022, the Group drew RMB790 at an annual interest rate of 3.95%.

In May 2020, the Group obtained a one-year line of credit of RMB1,500 from a PRC commercial bank and drew RMB1,500 in June 2020 with an annual interest rate of 4.50%. At April 30, 2021, the Group repaid the loans and obtained another loan agreement with the bank for one-year of RMB1,500 with an annual interest rate of 4.25%. The loan has been derecognized in connection with the disposal of the subsidiary as of December 31, 2022.

In January 2022, the Group drew RMB1,000 from a PRC commercial bank with an annual interest rate of 4.00%. The loan has been derecognized in connection with the disposal of the subsidiary as of December 31, 2022.

(ii)	In March 2021, the Group entered into a loan agreement with a third party and drew two tranches of loans of RMB1,000 and RMB500 with an annual interest rate of 12.24% in March 2021 and May 2021, respectively. In June 2021, the Group drew loan of RMB800 with an annual interest rate of 15%. The Group repaid RMB750, RMB291 and RMB385 in 2021, and RMB198, RMB84, RMB135 in 2022. The loan has been derecognized in connection with the disposal of the subsidiary as of December 31, 2022.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Penalty payable(i)	117,590	103,708
Refundable deposits from members, current	62,947	32,204
Payable for investments and acquisitions	10,556	5,006
Payable to former shareholders of acquirees	9,958	9,838
Accrued payroll	17,397	13,194
VAT payable	5,271	6,282
Other taxes payable	5,225	3,752
Interests payable	308	903
Others	18,937	1,475
Third-party loans(ii)	43,407	51,787
Amounts reimbursable to employees	2,786	1,731
Total	294,382	229,880

Notes:

(i)	This item represents penalty for early termination of lease and overdue rent.

(ii)	This item represents loans borrowed from third party individuals or companies with annual interest rate from 0% to 10%.

14. LONG-TERM BORROWINGS

Long-term borrowings consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Long-term borrowing, current	15,137	4,502
Long-term borrowings, non-current	646	388
Total	15,783	4,890

In connection with the acquisition of Dongyi Yuanda in July 2018, the Group assumed a loan of RMB12,000 from a commercial bank which bears an annual interest rate at 7.03%. The annual interest rate was changed to 5.00% in 2020. The Group has repaid RMB8,000 in September 2020, RMB1,000 in November 2021 and RMB3,000 in December 2022.

In 2020, the Group entered into a loan agreement with a third party and obtain loans totaling RMB7,950 which bears interest at rate of 12.24% per year. The principal and interest should be paid monthly. The Group has repaid RMB2,890 in 2020, RMB3,618 in 2021 and RMB1,004 in 2022. The loan has been derecognized in connection with the disposal of the subsidiary as of December 31, 2022.

From August to November 2021, the Group entered into loan agreements with a third party and obtained loan totalling RMB1,790 with the loan term for 2 years, which bears interest at rate of 12.24% per year. The principal and interest should be paid monthly. The Group has repaid RMB249 in 2021 and RMB399 in 2022. From January to March 2022, the Group obtained loan totalling RMB1,080 with the loan term for 2 years, which bears interest at rate of 12.24% per year. The principal and interest should be paid monthly. The Group has repaid RMB28 in 2022. The loan has been derecognized in connection with the disposal of the subsidiary as of December 31, 2022.

In 2020, the Group entered into a loan agreement with another commercial bank of RMB9,800 at an annual interest rate of 7.92%, and the Group repaid the loan at due date in July 2022.

In 2021, the Group entered into a loan agreement with another commercial bank of RMB8,780 at an annual interest rate of 6.19%. The due date was January 2024. The remaining balance of the loan as of December 31, 2022 is RMB4,890, of which RMB4,502 is classified as long-term borrowings, current and RMB388 is classified as long-term borrowings with mature dates in January 2024.

15. COST OF REVENUE (EXCLUDING IMPAIRMENT LOSS)

Cost of revenue (excluding impairment loss) consisted of the following:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Lease expenses	345,208	260,866	167,369
Employee compensation and benefits	68,890	107,739	70,746
Depreciation and amortization	76,209	68,755	49,001
Advertising costs	278,679	424,230	267,901
Other operating costs	199,083	272,470	179,950
Total	968,069	1,134,060	734,967

Notes:

(i)	Including costs for construction and design services, utilities, maintenance, daily cleaning and others.

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

Hong Kong

Ucommune HK was established in Hong Kong and is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2,000 Hong Kong dollars of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable profit for the years ended December 31, 2020, 2021 and 2022.

Singapore

Ucommune Singapore Pte. Ltd. and Ucommune Technology Pte. Ltd. was established in Singapore and is subject to Singapore corporate income taxes at the rate of 17% for the years ended December 31, 2020, 2021 and 2022.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions. According to the requirements of Cai Shui [2014] No. 26, enterprises that qualify as encouraged industrial enterprises located in Zhu Hai Heng Qin New Area (“Heng Qin New Area”) are subject to a tax rate of 15%. Shengguang Zhongshuo, as a company located in Heng Qin New Area, is qualified to enjoy the 15% preferential income tax rate. The original policy expired on December 31, 2020.

On May 25,2022, the State Finance and Taxation Department issued the Notice on Preferential Policies for Enterprise Income Tax in Hengqin Guangdong-Macao Deep Cooperation Zone (hereinafter referred to as “Hengqin Shenhe District” or “Hengqin”) (Caishui [2022] No.19). This new policy continues the policy of collecting enterprise income tax at a reduced preferential tax rate of 15% for eligible enterprises, which shall be implemented as of January 1,2021.

According to Caishui [2019] No. 13 and Caishui [2021] No. 12, small and low-profit enterprises have updated their preferential tax conditions. The entity should meet the three conditions: 1. The annual taxable income does not exceed RMB3,000; 2. The number of employees does not exceed 300; 3. The total assets do not exceed RMB50,000.

For small, low-profit enterprises whose annual taxable income does not exceed RMB1,000, the preferential income tax rate was 2.5%; for the annual taxable income exceeding RMB1,000 but not more than RMB3,000, the preferential income tax rate was 10%.

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current tax expense	3,748	5,924	1,521
Deferred tax benefit	(884)	(1,445)	(343)
Total	2,864	4,479	1,178

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets:
Allowance for doubtful accounts	7,821	8,617
Impairment loss on long-lived assets and long-term prepaid expenses	42,634	61,050
Impairment loss on long-term investments	16,706	15,980
Accrued Liabilities	11,809	9,465
Deductible temporary difference related to advertising expenses	4,616	4,617
Deferred subsidy income	711	512
Net operating loss carrying forwards	317,242	282,479
Total deferred tax assets	401,539	382,720
Less: valuation allowance	(401,539)	(382,720)
Deferred tax assets, net	—	—

Net change in the valuation allowance of deferred tax assets are summarized as follows:

RMB
Net change of valuation allowance of Deferred tax assets
Balance at December 31, 2019	279,516
Additions-change to tax expense	96,599
NOL Reductions/expirations	(19,821)
Balance at December 31, 2020	356,294
Additions-change to tax expense	66,093
NOL Reductions/expirations	(20,848)
Balance at December 31, 2021	401,539
Additions-change to tax expense	39,432
NOL Reductions/expirations	(58,251)
Balance at December 31, 2022	382,720

The significant components of deferred taxes liability were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax liabilities:
Acquired intangible assets	362	19

The aggregate NOLs in 2022 was RMB1,569,608 deriving from entities in the PRC, Hong Kong, Singapore and U.S. The aggregate NOLs in 2021 was RMB1,778,802 deriving from entities in the PRC, Hong Kong, Singapore and U.S.

As of December 31, 2022 and 2021, the certain entities of the Company had PRC net operating tax loss carry forwards of RMB1,445,863 and RMB1,627,650, respectively. As of December 31, 2022 and 2021, the certain entities of the Company had Hong Kong net operating tax loss carry forwards of RMB121,179 and RMB102,156, respectively. As of December 31, 2022 and 2021, the certain entities of the Company had Singapore net operating tax loss carry forwards of RMB678 and RMB47,114, respectively. As of December 31, 2022 and 2021, the certain entities of the Company had U.S. net operating tax loss carry forwards of RMB1,888 and RMB1,882, respectively. The cumulative net operating loss in the PRC can be carried forward for five years, to offset future net profits for income tax purposes. The NOLs in PRC will start to expire from in 2023 through 2027 if they are not used. The tax losses in Hong Kong, Singapore and U.S. can be carried forward without an expiration date.

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Group may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary basis. There were valuation allowance of RMB356,294, RMB401,539 and RMB382,720 as of December 31, 2020, 2021 and 2022, respectively, in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

As a result of the Tax Act, the Company has evaluated whether it has an additional tax liability from the Global Intangible Low Taxed Income (“GILTI”) inclusion on current earnings and profits of its foreign controlled corporations. The law also provides that corporate taxpayers may benefit from a 50% reduction in the GILTI inclusion, which effectively reduces the tax rate on the foreign income to 10.5%. The GILTI inclusion further provides for a foreign tax credit in connection with the foreign taxes paid. As of December 31, 2022 and 2021, the Company does not have any aggregated positive tested income; and as such, did not record a liability for GILTI tax.

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

The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2020, 2021 and 2022. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

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

Therefore, the Group is subject to examination by the PRC tax authorities based on the above.

The components of (loss) profit before income taxes are summarized as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
PRC	(597,856)	(1,845,292)	(254,531)
Non-PRC	93,415	(313,039)	(66,787)
Total	(504,441)	(2,158,331)	(321,318)

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Loss before provision for income taxes and loss	(504,441)	(2,158,331)	(321,318)
Income tax expense computed at an applicable tax rate of 25%	(126,110)	(539,583)	(80,330)
Non-deductible expenses related to impairment of goodwill	—	376,131	10,753
Non-deductible expenses related to share-based compensation	9,213	60,745	10,929
Effect of other non-deductible items	—	536	317
Effect of preferential tax rate	16,042	30,249	4,717
Effect of income tax rate difference in other jurisdictions	9,243	24,453	15,360
Effect of change in tax rate	(2,123)	(14,145)	—
Change in valuation allowance	96,599	66,093	39,432
Total	2,864	4,479	1,178

If the Group did not enjoy income tax exemptions and preferential tax rates for the years ended December 31, 2020, 2021 and 2022, the increase in income tax expenses and net loss per share amounts would be as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Increase in income tax expenses	1,764	3,019	6,807
Net loss per share-basic and diluted*	(150.60)	(463.58)	(67.72)

*	The net loss per share basic and diluted are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company.

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

17. SHAREHOLDER’S EQUITY

The following paragraphs are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022.

Ordinary shares

The Company was authorized to issue a total of 25,000,000 ordinary shares of a par value of $0.002 each prior to the SPAC Transaction. The Company had only one class of issued ordinary shares and Holders of the Company’s ordinary shares are entitled to one vote for each share.

Upon the consummation of the SPAC Transaction, the Company changed the authorized ordinary shares of the Company to (i) 20,000,000 Class A Ordinary Shares of a par value of US$0.002 each and (ii) 5,000,000 Class B Ordinary Shares of a par value of US$0.002 each. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes, voting together as one class.

Upon the consummation of the SPAC Transaction, there were 194,843 ordinary shares of Orisun remain issued and outstanding which had been replaced by the ordinary shares of the Company. The Company also issued 359,433 ordinary shares for share incentive plan. Besides, the convertible promissory note issued to Ucommune Group was automatically converted into 1,221 ordinary shares.

Upon the consummation of the SPAC Transaction, the Company issued 301,534 ordinary shares for PIPE investors.

All outstanding rights prior to the SPAC transaction were converted into 24,995 ordinary shares at the same time.

Upon the closing of the underwritten public offering on February 2, 2021, the Company issued 246,914 Class A ordinary shares with net proceeds of RMB111,559 after deduction of underwriting discounts and commissions and other offering expenses of which RMB 18,244 was allocated to the issuance of new warrants at a combined offering.

On May 8, 2021, the Company issued 100,000 Earn-out Shares to certain shareholders for the revenue of the fiscal year of 2020 satisfied the corresponding condition.

On August 23, 2022, the Company issued 500,000 Class A ordinary shares for issuance under the 2020 Share Incentive Plan.

On October 21, 2022, the Company issued 86,446 Class A ordinary shares in exchange for conversion of $245 of accrued interest.

On November 7, 2022, the Company issued 27,420 Class A ordinary shares in exchange for conversion of $50 of principal balance on a convertible bond and $0.6 of accrued interest.

On November 10, 2022, the Company issued 27,457 Class A ordinary shares in exchange for conversion of $50 of principal balance on a convertible bond and $0.7 of accrued interest.

On November 11, 2022, the Company issued 27,471 Class A ordinary shares in exchange for conversion of $50 of principal balance on a convertible bond and $0.7 of accrued interest.

On December 6, 2022, the Company issued 27,609 Class A ordinary shares in exchange for conversion of $50 of principal balance on a convertible bond and $1.0 of accrued interest.

On December 12, 2022, the Company issued 27,645 Class A ordinary shares in exchange for conversion of $50 of principal balance on a convertible bond and $1.1 of accrued interest.

On December 14, 2022, the Company issued 27,703 Class A ordinary shares in exchange for conversion of $50 of principal balance on a convertible bond and $1.2 of accrued interest.

Warrants

As of December 31, 2022, there were 10,352,236 warrants outstanding (including Prior Warrants, New Warrants) to purchase up to an aggregate of 400,782 Class A ordinary shares at exercise prices, which consist of 4,673,225 warrants (including public warrants and private warrants, collectively referred to as the “Prior Warrants”) outstanding before the SPAC Transaction to purchase 116,831 Class A ordinary shares, 5,679,011 warrants issued upon the closing of the Underwritten Public Offering on February 2, 2021 (the “New Warrants”) to purchase 283,951 Class A ordinary shares.

Prior Warrants

Each whole public warrant that was issued with units in the initial public offering (“IPO”) of Orisun in 2019 is exercisable for one ordinary share at a price of $230.00 per full share (after considering the effect of share consolidation on April 21, 2022). No fractional shares will be issued upon exercise of the public warrants. The warrants became exercisable on the date of the SPAC Transaction. No public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the public warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within 90 days from the consummation of the SPAC Transaction, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the public warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their public warrants on a cashless basis. The public warrants will expire five years from the consummation of the SAPC Transaction or earlier upon redemption or liquidation.

The Company may redeem the outstanding public warrants, in whole and not in part, at a price of $0.2 per warrant (after considering the effect of share consolidation on April 21, 2022):

●	at any time while the warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the shares of common stock equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) ($330.00 per share retrospectively restated for effect of share consolidation on April 21, 2022), for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

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

New Warrants

On February 2, 2021, the Company completed a follow-on offering of 246,914 Class A ordinary shares and warrants to purchase 246,914 Class A ordinary shares at a combined offering price of $81.00 for one ordinary share and one firm warrant (“New Warrants”) to purchase one ordinary share, or the base offering. The warrants will expire on February 2, 2026. The underwriter in this offering exercised its option in full to purchase an additional 740,740 warrants to purchase ordinary shares at an offering price of US$0.2 per warrant, which closed concurrently with the base offering.

No fractional shares will be issued upon exercise of the new warrant. No new warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the new warrants and a current prospectus relating to such shares of common stock.

The new Warrants are classified as a liability and the fair value allocated to the new Warrants was nil as of December 31, 2022. The warrants liability will be re-measured at each reporting period until the warrants are exercised or expire and any changes will be recognized in the statement of operations. No warrants were exercised as of December 31, 2022.

The table below provides a reconciliation of the beginning and ending balance for the liabilities measured using fair significant unobservable inputs:

Insurance of warrants on February 2, 2021	18,244
Change in fair value	(6,837)
Foreign currency translation adjustment	(196)
Balance – December 31, 2021	11,211
Change in fair value	(11,818)
Foreign currency translation adjustment	607
Balance – December 31, 2022	—

Unit Purchase Option

There was an option purchased by the IPO underwriter of Orisun in 2019, to purchase 15,000 units exercisable at $230 per unit commencing on the consummation of the SPAC Transaction. In connection with the underwriter’s election to partially exercise its over-allotment option on August 28, 2019, there was an additional 1,650 unit purchase options issued to the underwriter. The unit purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from the effective date of the registration statement related to the initial public offering of Orisun (i.e., expires by August 2, 2024).

The unit purchase options were recognized as equity instrument, which is classified within equity as additional paid-in capital.

18. CONVERTIBLE BOND AND DETACHABLE WARRANTS

The following paragraphs are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022.

On January 26, 2022, the Company entered into and closed a private placement pursuant to a securities purchase agreement (the “Securities Purchase Agreement”) with JAK Opportunities LLC (the “Purchaser”) for the offering of a $3,000 principal amount 8% senior convertible bond (the “Bond”), warrant (the “Series A Warrant”) to purchase Class A ordinary shares of the Company at an exercise price of $81 per ordinary share, warrant (the “Series B Warrant”) to purchase Class A ordinary shares at an exercise price of $20 per ordinary share, and warrant (the “Series C Warrant”, together with the Series A Warrant and the Series B Warrant, the “JAK Warrants”) to purchase Class A ordinary shares at an exercise price of $81 per ordinary Share. The net proceeds to the Company from the offering were approximately $2,635.

The Bond matures on January 25, 2023 and pays interest in cash at the rate of 8.0% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on April 1, 2022. The Company may also elect to pay accrued interest in Class A ordinary shares, at a rate of 12.0% per annum, assuming a conversion rate equal to the lesser of (a) the conversion price then in effect or (b) the average of the volume weighted average price of Class A ordinary shares for the five consecutive trading days ending on the applicable interest payment date. The Bond is convertible at the option of the purchaser into Class A ordinary shares equal to 125% of the principal amount of the Bond at an initial conversion price equal to the lesser of (i) $20, subject to certain adjustments, and (ii) 100% of the lowest daily volume weighted average price of Class A ordinary shares during the ten consecutive trading days prior to the conversion date.

On March 1, 2022, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to set a floor price of $6.00 per Ordinary Share for the conversion price of the Bond and exercise price of the Warrants.

On August 29, 2022, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to change the floor price to $4.50 per Ordinary Share from $6.00 per Ordinary Share as amended on March 1, 2022 for the conversion price of the Bond and exercise price of the Warrants.

On October 25, 2022, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to change the floor price to $2.30 per Ordinary Share from $4.50 per Ordinary Share as amended on August 29, 2022 for the conversion price of the Bond and exercise price of the Warrants.

On January 24, 2023, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to change the floor price to $1.30 per Ordinary Share from $2.30 per Ordinary Share as amended on October 25, 2022 for the conversion price of the Bond and exercise price of the Warrants.

As of December 31, 2022, there are outstanding JAK Warrants to purchase an aggregate of 17,934,783 Class A ordinary shares.

As of March 31, 2023, there are outstanding JAK Warrants to purchase an aggregate of 31,730,770 Class A ordinary shares.

No fractional shares will be issued upon exercise of the new warrant. No new warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the new warrants and a current prospectus relating to such shares of common stock.

The JAK Warrants are classified as a liability. The Company uses the binomial lattice model to value JAK Warrants and the fair value allocated to the JAK Warrants at the date of issuance was RMB11,020. The warrants liability will be re-measured at each reporting period until the warrants are exercised or expire and any changes will be recognized in the consolidated statement of operations. The fair value change loss of the warrant liability was RMB2,756 for the year ended December 31, 2022. No warrants were exercised as of December 31, 2022.

19. EMPLOYEE DEFINED CONTRIBUTION

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB21,451, RMB23,327 and RMB12,114 for years ended December 31, 2020, 2021 and 2022, respectively.

20. SHARE-BASED COMPENSATION

The following paragraphs are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022

a. Incentive Plan

2019 Plan

On September 19, 2019, September 1, 2020 and October 13, 2020, Ucommune Group granted 693,512, 92,195 and 9,553 share options to Ucommune Group’s employees and non-employees (the “Grantees”) at an exercise price of $0.002 per share respectively. The expiration date of the share options was the 10th anniversary of the date of grant. The options will vest in accordance with four types of vesting schedules set out in the respective option award agreement.

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

2020 Plan

In connection with the SPAC Transaction, the Company adopted the 2020 Plan on November 17, 2020 (the “Replacement Date”), which is also the effective date of the SAPC Transaction to assume and replace the 2019 Plan. The Company rolled over options granted under the 2019 Plan with nearly the same terms. One option granted under the 2019 Plan was assumed and replaced by 0.4783 option under the 2020 Plan and the exercise price of the options was increased from $0.002 per share to $0.00418 (0.002 divided by 0.4783) per share. The 2020 Plan provides for the issuance of up to an aggregate of 359,434 of Class A ordinary shares. On August 19, 2022, the Company adopted an amendment to the 2020 Plan to increase the maximum aggregate number of shares that may be issued thereunder by 500,000 Class A ordinary shares from 359,434 Class A ordinary shares to 859,434 Class A ordinary shares.

The fair value of option granted was estimated on the date of grant using the binominal option- pricing model with the following assumptions used for grants during the applicable periods:

	For the years ended December 31,
	2019	2020	2022
	RMB	RMB	RMB
Risk-free interest rate	1.80%	0.66% – 0.71%	1.74%
Volatility	37.34%	22.67% – 35.44%	109.99%
Dividend yield	—	—	—
Life of options (in years)	10	10	10
Fair value of underlying ordinary shares*	830.20	689.40	81.59

*	The fair value of underlying ordinary shares is presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company.

(1)	Risk-free interest rate

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

A summary of options activities during the years ended December 31, 2021 and 2022 is presented below:

	Number of options*	Weighted average exercise price USD*	Weighted average grant date fair value RMB*	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at December 31, 2020	348,935	0.004	811.80	8.85	287,773
Granted	—	—	—
Exercised	(45,216)	0.004	806.80
Forfeited	(5,426)	0.004	803.00
Options outstanding at December 31, 2021	298,293	0.004	812.60	7.84	26,237
Granted	15,000	0.004	81.59
Exercised	(17,279)	0.004	677.45
Forfeited	(840)	0.004	830.26
Options outstanding at December 31, 2022	295,174	0.004	783.36	6.93	3,028
Options vested and expected to vest as of December 31, 2022	295,174	0.004	783.36	6.93	3,028
Options exercisable as of December 31, 2022	208,493	0.004	765.41	7.00	2,139

*	The shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company.

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $1.48 of the Company’s ordinary share on December 31, 2022.

The fair values of the options granted for the years ended December 31, 2020 and 2022 are as follows, no options granted for the year ended December 31, 2021:

	For the years ended December 31,
	2020	2022
	RMB	RMB
Weighted average grant date fair value of option per share*	1,071.40	81.59
Aggregate grant date fair value of options**	373,832	1,224

*	The weighted average grant date fair value of option per share is presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022 , to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company.

**	In connection with the SPAC transaction effective date on November 17, 2020, the Company adopted the 2020 Plan and replace the 2019 Plan. Therefore, the aggregated grant date fair value of options for the year ended December 31, 2019 of RMB575,788 was replaced by RMB275,402. The aggregated grant date fair value of options granted in 2020 was RMB98,430.

As of December 31, 2022, there was approximately RMB9,401 of total unrecognized compensation cost related to unvested share options. The unrecognized compensation costs are expected to be recognized over a weighted average period of 0.62 years.

Total share-based compensation expense of the above mentioned incentive plan for the years ended December 31, 2021 and 2022 were as follows:

	For the year ended December 31,
	2020	2021	2022
Cost of revenue	7,375	40,588	12,377
Selling and marketing	11,740	23,870	6,840
General and administrative	145,508	86,719	24,499
Total share-based compensation expense	164,623	151,177	43,716

b. Earn-out compensation from SPAC Transaction

In connection with SPAC Transaction, 200,000 Earnout Shares were granted to certain shareholders of Ucommune Group as disclosed in Note 1 (b).

The Company accounted for the Earnout Shares as share-based compensation under ASC 718. The Company determined the fair value of the earn-out shares using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. Assumptions used to estimate the fair values of the share options granted or modified were as follows:

For the years ended December 31, 2020
RMB
Risk-free interest rate	0.10% – 0.24%
Volatility	29.80% – 32.58%
Dividend yield	—
Life (in years)	0.45 – 2.45
Fair value of the underlying ordinary shares (USD)*	163.40

*	The fair value of the underlying ordinary shares is presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company.

The Company recognized RMB37,710 and RMB94,266 share-based compensation expense of earn-out shares for the years ended 2020 and 2021, respectively. The Company reversed RMB25,121 share-based compensation expense of earn-out shares related to prior years for the year ended December 31, 2022.

c. Share Incentive

In May 2021, the Group acquired 100% equity interests of Guangdong Wanhe Green Technology Co., Ltd (“Guangdong Wanhe”) and Share Incentive in term of the Group’s share of RMB 29 million were awarded to certain management of Guangdong Wanhe. The management may be entitled to receive the Share Incentive as follows: (a) 40% of the Share Incentive and an additional share award of RMB 1.15 million if the revenue of Guangdong Wanhe exceeds RMB30 million for the period from acquisition date through December 31, 2021 pursuant to the audited consolidated financial statements of Guangdong Wanhe; (b) 40% of the Share Incentive if the revenue of Guangdong Wanhe exceeds RMB55 million in the fiscal year of 2022 pursuant to the audited consolidated financial statements of Guangdong Wanhe as of and for the fiscal year ended December 31, 2022; (c) 20% of the Share Incentive if the revenue of Guangdong Wanhe exceeds RMB65 million in the fiscal year of 2023 pursuant to the audited consolidated financial statements of Guangdong Wanhe as of and for the fiscal year ended December 31, 2023. In addition, shares valued at 5% of the overfulfilled revenue should be awarded for each performance evaluation period. The Share Incentive should be automatically forfeited if the employment terminates during the performance evaluation period.

The Group recognized nil and RMB3,874 share-based compensation expense of Share Incentive for the years ended 2020 and 2021, respectively.

Due to the unfulfillment of the revenue for the period from acquisition date through December 31, 2021 and during the fiscal year of 2022, the Group reversed RMB3,874 share-based compensation expense of Share Incentive for the year ended December 31, 2022.

21. NET LOSS PER SHARE

For the years ended December 31, 2020, 2021 and 2022, for the purpose of calculating net loss per share as a result of the reorganization as described in Note 1, the number of shares used in the calculation reflects the outstanding shares of the Company as if the reorganization took place at the beginning of the period presented.

Basic and diluted net loss per share for each of the year presented were calculated as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net loss attributable to Ucommune International Ltd.’s shareholders	(488,492)	(1,996,413)	(291,674)
Denominator:
Weighted average ordinary shares used in computing basic and diluted loss per share**	3,257,088	4,313,064	4,407,510
Basic and diluted net loss per share**	(149.98)	(462.88)	(66.18)

*	The potential dilutive securities were not included in the calculation of dilutive net loss per share in those periods where their inclusion would be anti-dilutive.

**	During the years ended December 31, 2020, 2021 and 2022, the Group has nil, nil and 251,751 ordinary shares issuable upon the vest of restricted shares as potentially dilutive ordinary shares and are excluded from the calculation, as their effects would be anti-dilutive.

***	The ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company.

22. RELATED PARTIES BALANCES AND TRANSACTIONS

The Group had the following related parities:

a. Executive Officers and companies controlled by executive officers

b. Equity method investees

c. Companies controlled by the same controlling shareholders.

d. The 30% equity holder of Shengguang Zhongshuo

e. The wholly owned subsidiary of d.

I.  Balances:

The Group had the following related party balances:

	Relationship	Notes	As of December 31,
			2021	2022
			RMB	RMB
Amounts due from related parties:
Guangdong Advertising Co., Ltd.	(d)	(i)	35,872	3,655
Youxiang Group	(c)	(ii)	19,230	17,912
Others		(iii)	111	231
			55,213	21,798

	Relationship	Notes	As of December 31,
			2021	2022
			RMB	RMB
Amounts due to related parties:
Youxiang Group	(c)	(iv)	20,159	1,429
Angela Bai	(a)	(v)	—	12,270
Guangdong Marketing Advertising Group	(e)	(vi)	12,280	25,152
Others		(vii)	2,221	2,383
			34,660	41,234

Notes:

(i)	Amounts due from Guangdong Advertising Co., Ltd. are marketing service fee receivable.

(ii)	Amounts due from Youxiang Group are construction fee and rental deposits.

(iii)	Amounts due from others are operating management fees and operating management fees and prepaid marketing service fee.

(iv)	Amounts due to Youxiang Group are accrued lease expenses, property management expenses and borrowing with annual interest rate of 4.785%, which was fully settled by the transaction of disposal of a property to Youxiang Group in 2022.

(v)	In September 2022, Angela Bai, spouse of Dr. Daqing Mao, entered into two loan agreements of RMB3,500 and RMB8,500 with the Group, respectively. One loan had an interest rate of 8.0% per annum with a maturity date of March 18, 2023, and the other had an interest rate of 8.0% per annum with a maturity date of September 20, 2023. Pursuant to the loan agreements, the loan must be repaid within 90 days of the maturity date.

(vi)	Amounts due to Guangdong Marketing Advertising Group are accounts payable for advertisement distribution services.

(vii)	Amounts due to others are loan received from Dr. Daqing Mao and investment principal due to a shareholder under control of Angela Bai.

II.  Transactions:

Lease expenses

			For the Years Ended December 31,
	Relationship	Notes	2020	2021	2022
			RMB	RMB	RMB
Youxiang Group	(c)	(i)	12,645	5,134	1,752
Guangdong Advertising Co., Ltd.	(d)	(i)	—	—	857

Revenues

			For the Years Ended December 31,
	Relationship	Notes	2020	2021	2022
			RMB	RMB	RMB
Youxiang Group	(c)	(ii)	20,124	26,087	27,599
Guangdong Advertising Co., Ltd.	(d)	(iii)	77,046	45,528	24,993

Property management expense

			For the Years Ended December 31,
	Relationship	Notes	2020	2021	2022
			RMB	RMB	RMB
Youxiang Group	(c)	(iv)	3,668	5,106	6,872

Purchase of advertisement distribution resources

			For the Years Ended December 31,
	Relationship	Notes	2020	2021	2022
			RMB	RMB	RMB
Xinjiang Xinzhongshuo Marketing Co., Ltd.	(a)	(v)	5	—	—
Guangdong Advertising Co., Ltd.	(d)	(v)	1,081	1,929	424
Guangdong Advertising Marketing Group	(e)	(v)	10,418	12,566	96,547

Settlement of payable by disposal of a subsidiary/property

			For the Years Ended December 31,
	Relationship	Notes	2020	2021	2022
			RMB	RMB	RMB
Youxiang Group	(c)	(vi)	—	14,525	24,150

Notes:

(i)	The amount represents rental expense for the operating lease to Youxiang Group and Guangdong Advertising Co., Ltd.

(ii)	The amount represents consulting, construction and designing services, and workspace membership service provided to Youxiang Group.

(iii)	The amount represents marketing services provided to Guangdong Advertising Co., Ltd.

(iv)	The amount represents property management services provided by Youxiang Group.

(v)	The amount represents advertisement distribution services provided by these related parties.

(vi)

On July 28, 2021, the Group disposed of one of its subsidiaries, Beijing Ucommune Jingkai Technology Co., Ltd. to Youxiang Group with a consideration of RMB14,525, which was used to settlement the payables due to Youxiang Group. The disposal gain of RMB38 was recognized into additional paid-in capital as it is the transaction under common control.

On July 20, 2022, the Company disposed of three of its properties located in Kaifeng, Henan Province to Youxiang Group with a total consideration of RMB31,000 evaluated by the assistance of a third-party appraiser, of which RMB24,150 was used to settle the payables due to Youxiang Group. The disposal loss of RMB13,128 was recognized into additional paid-in capital as it is the transaction under common control.

23. COMMITMENTS AND CONTINGENCIES

Capital commitment

As of December 31, 2022, the Group had no significant outstanding capital commitments.

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

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital, additional paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital, additional paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB4,220,272 and RMB1,793,027 as of December 31, 2021 and 2022, respectively.

25. SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance.

The Group’s CODM has been identified as the CEO. For the years ended December 31, 2020, 2021 and 2022, there are three operating segments identified including workspace membership, marketing and branding, and others.

The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC. The Group’s CODM evaluates performance based on each operating segment’s revenue and costs of revenue (excluding impairment loss). Revenues and cost of revenue (excluding impairment loss) by segment are presented below.

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenue:
Workspace membership	422,984	376,642	258,796
Marketing and branding services	317,461	463,475	287,453
Other services	136,692	217,391	114,492
Total revenue	877,137	1,057,508	660,741
Cost of revenue (excluding impairment loss)
Workspace membership	(557,102)	(508,121)	(339,088)
Marketing and branding services	(297,893)	(444,717)	(291,568)
Other services	(113,074)	(181,222)	(104,311)
Total cost of revenue (excluding impairment loss)	(968,069)	(1,134,060)	(734,967)

The Group’s CODM does not review the financial position by operating segment, thus total assets by operating segment is not presented.

26. PARENT ONLY INFORMATION

Basis of presentation

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries and VIEs.

Investments in subsidiaries and VIEs

The Parent Company and its subsidiaries, VIEs and VIEs’ subsidiaries were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the Parent Company’s stand-alone financial statements, its investments in subsidiaries, VIEs and VIEs’ subsidiaries were reported using the equity method of accounting. The Parent Company’s share of loss from its subsidiaries, VIEs and VIEs’ subsidiaries were reported as share of loss of subsidiaries, VIEs and VIEs’ subsidiaries in the accompanying Parent Company financial statements. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to RMB nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of Parent Company Information, preparation the Parent Company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries, VIEs and VIEs’ subsidiaries regardless of the carrying value of the investment even though the Parent Company is not obligated to provide continuing support or fund losses.

The following represents condensed unconsolidated financial information of Ucommune International Ltd.

Condensed Balance Sheets:

	As of December 31,
	2021	2022
	RMB	RMB	USD
			(Note 2h)
ASSETS
Current assets
Cash and cash equivalents	1,284	658	95
Amount due from inter-company	493,382	501,913	72,771
Other current assets	—	42,090	6,102
Non-current assets
Investment in subsidiaries	—	—	—
TOTAL ASSETS	494,666	544,661	78,968

LIABILITIES AND EQUITY
Current liabilities
Investment deficit in subsidiaries and consolidated VIEs	97,625	400,518	58,070
Other current liabilities	49,276	78,585	11,394
Total current liabilities	146,901	479,103	69,464

Non-current liabilities:
Other non-current liabilities	11,211	14,291	2,071
TOTAL LIABILITIES	158,112	493,394	71,535

EQUITY
Class A ordinary shares (20,000,000 and 20,000,000 authorized, 3,896,916 and 4,152,857 issued and outstanding as of December 31, 2021 and, 2022, with par value of US$0.002)	54	57	8
Class B ordinary shares (5,000,000 and 5,000,000 authorized, 472,622 and 472,622 issued and outstanding as of December 31, 2021 and, 2022, with par value of US$0.002)	6	6	1
Additional paid-in capital	4,566,956	4,550,134	659,707
Accumulated deficit	(4,231,553)	(4,523,227)	(655,806)
Accumulated other comprehensive loss	1,091	24,297	3,523
TOTAL EQUITY	336,554	51,267	7,433
TOTAL LIABILITIES AND EQUITY	494,666	544,661	78,968

(i) The ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company.

Condensed Statements of Operations and Comprehensive Loss:

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2h)
Loss from operations	(42,702)	(120,491)	(206)	(29)
Loss from investment in subsidiaries	(445,790)	(1,875,922)	(291,468)	(42,259)
Net loss	(488,492)	(1,996,413)	(291,674)	(42,288)
Other comprehensive loss	5,668	(3,651)	(1,851)	(269)
Total Comprehensive loss	(482,824)	(2,000,064)	(293,525)	(42,557)

Condensed Statements of Cash Flows:

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2h)
Net cash used in operating activities	(179,963)	(290,529)	(18,223)	(2,642)
Net cash used in investing activities	—	—	—	—
Net cash provided by financing activities	375,462	111,724	17,684	2,564
Reverse recapitalization	39,162	—	—	—
Equity financing through PIPE	336,300	—	—	—
Cash received from convertible bond	—	—	17,684	2,564
Underwritten public offering financing, net of listing fee	—	111,559	—	—
Capital contribution from minority shareholders	—	165	—	—
Net increase/(decrease) in cash and cash equivalents	177,862	(176,718)	(626)	(91)
Cash and cash equivalents at beginning of the year	140	178,002	1,284	186
Cash and cash equivalents at end of the year	178,002	1,284	658	95

27. SUBSEQUENT EVENTS

On January 24, 2023, other than the change of floor price discussed in Note 18, the Maturity Date under and as defined in the Debenture shall be amended and restated from January 25, 2023 to July 25, 2023, and the Termination Date for purposes of the Series B Warrant shall be amended and restated to September 30, 2023. The outstanding principle as of January 24, 2023 was $2,650. The Company has evaluated the accounting impact on private placement by the assistance of a third-party appraiser and determined that the fair value of the Bond was $3,240 after the amendment.

From January to March, 2023, the Company issued 652,749 Class A ordinary shares in exchange for conversion of $675 of principle balance on a convertible bond and $32.7 of accrued interest in total.

On February 28, 2023, pursuant to the Management Resolution, the Group planned to sale two of its creditor’s rights on the long-term prepaid expenses which carrying value is RMB72,135 with a total consideration of RMB25,269 to a third-party. As of the date of this report, such transaction has not been settled. The Group has evaluated the accounting impact on such transaction and determined that this transaction would result in impairment loss on long-term prepaid expenses of RMB46,866 to the financial statements for the year ending December 31, 2023. Although there is asset preservation for above creditor’s rights with market value higher than the carrying value as of December 31, 2022, the management determined the sales at discount subsequently in February 2023 due to the emergency need of cash for operation, so the Group assessed that this subsequent event should be treated as unrecognized subsequent event.