Form 20-F
period 2023-12-31
Ucommune International Ltd
filed 2024-04-25
CIK 1821424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Mr. Zirui Wang, Chief Executive Officer
Guang Hua Road, No 2, Tower D, Floor B1
Chaoyang District, Beijing 100026
People’s Republic of China
Tel: +8610 65067789
Email: weisf@ucommune.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares, US$0.024 par value per share	UK	The Nasdaq Stock Market LLC
Warrants* to purchase Class A ordinary shares	UKOMW	The Nasdaq Stock Market LLC

*	expiring on November 17, 2025.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

626,966 ordinary shares, including 587,579 Class A ordinary shares and 39,387 Class B ordinary shares issued and outstanding as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Introduction

Except where the context otherwise requires and for purposes of this annual report only:

●	“AI” refers to artificial intelligence;

●	“app” refers to mobile app;

●	“Beijing Melo” refers to Beijing Melo Technology Co., Ltd.;

●	“Beijing U Bazaar” refers to Beijing Ubazaar Technology Co., Ltd.;

●	“Business Combination” refers to (1) reincorporation of Orisun Acquisition Corp in the Cayman Islands by merging with and into our company; and (2) merger of Everstone International Ltd, a Cayman Islands exempted company and wholly owned subsidiary of our company, with and into Ucommune Group Holdings Limited (“Ucommune Group Holdings”), resulting in Ucommune Group Holdings being a wholly owned subsidiary of our company.

●	“CAGR” refers to compound annual growth rate;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and the Macau Special Administrative Region;

●	“Class A ordinary shares” or “our Class A ordinary shares” refers to the Class A ordinary shares, par value US$0.024 per share, of the Parent, carrying one vote per share;

●	“Class B ordinary shares” or “our Class B ordinary shares’ refers to the Class B ordinary shares, par value US$0.024 per share, of the Parent, carrying 55 votes per share;

●	“Generation Z” refers to the demographic cohort in China of individuals born from 1990 to 2009;

●	“GMV” refers to gross merchandize value;

●	“Greater China” refers to, for the purpose of this annual report only, China as well as Hong Kong, Macau Special Administrative Region and Taiwan;

●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;

●	“individual members using workstations” refers to the individuals that use our workstations under a membership agreement as of a given date, excluding the individuals that have access to a workstation on as-needed basis;

●	“IoT” refers to internet of things;

●	“IT” refers to information technology;

●	“mature spaces” refers to spaces that have been open for more than 24 months;

●	“members” refers to the individuals and enterprises that have registered on U Bazaar as of a given date;

●	“new tier-1 cities” refers to the relatively developed cities following the tier-1 cities: Chengdu, Hangzhou, Nanjing, Qingdao, Kunming, Shenyang, Tianjin, Wuhan, Xi’an, Changsha, Chongqing, Suzhou, Ningbo, Zhengzhou and Dongguan;

●	“ordinary shares” refers to our Class A and Class B ordinary shares of par value US$0.024 per share;

●	“Parent” refers to Ucommune International Ltd, our ultimate Cayman Islands holding company and a Nasdaq-listed company;

●	“PIPE” refers to the investment of US$60.9 million in by certain backstop investors in connection with our company’s Business Combination.

●	“RMB” or “Renminbi” refers to the legal currency of the PRC;

●	“SAFE” refers to the State Administration for Foreign Exchange;

●	“Shengguang Zhongshuo” refers to Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd.;

●	“SME” refers to small and medium enterprises;

●	“space(s) operated by our associate(s)” refers to the co-working space(s) in which we have a minority interest investment but are operated by our associate(s); and we account for our investment under the equity method but do not consolidate the revenue of such spaces into our consolidated financial statements;

●	“tier-1 cities” refers to the most developed cities in the PRC: Beijing, Shanghai, Guangzhou and Shenzhen;

●	“U Bazaar” refers to the mobile app developed by Beijing U Bazaar Technology Co., Ltd.;

●	“Ucommune Technology” refers to Ucommune (Beijing) Technology Co., Ltd.;

●	“Ucommune Venture” refers to Ucommune (Beijing) Venture Investment Co., Ltd.;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“variable interest entities” or “VIEs” refers to Ucommune Venture and Beijing U Bazaar (including each of their consolidated subsidiaries in China, if any), which are PRC companies in which the Parent does not have equity interests but whose financial results have been consolidated into the consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP, due to the Parent being the primary beneficiary of, such entities. In the context of our historical operations and consolidated financial statements as of and for the years ended December 31, 2021 and 2022, “variable interest entities” or “VIEs” also includes Weixue Tianxia, the contractual arrangements with respect to which were terminated in December 2023;

●	“we,” “us,” “our company,” “our” or “Ucommune” refers to Ucommune International Ltd, a Cayman Islands exempted company, its subsidiaries and, in the context of describing our operations and consolidated financial statements, the consolidated VIEs;

●	“Weixue Tianxia” refers to Beijing Weixue Tianxia Education Technology Co., Ltd;

●	“wholly foreign-owned enterprises” or “WFOEs” refers to Ucommune Technology and Beijing Melo;

●	“2019 plan” refers to a share incentive plan of the Parent adopted on August 22, 2019; and

●	“2020 plan” refers to a share incentive plan of the Parent adopted on November 17, 2020, as amended, to assume and replace the 2019 plan.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

The VIE structures are established through a series of agreements, including those by and among Ucommune Technology, Ucommune Venture and the shareholders of Ucommune Venture and those by and among Ucommune Technology, Beijing U Bazaar and the shareholder of Beijing U Bazaar. The series of agreements generally comprises executive business cooperation agreements (or exclusive technology consulting and service agreement), equity pledge agreements, exclusive option agreements, shareholders’ voting rights proxy agreements and spousal consent letters. The contractual arrangements allow us to (1) be considered as the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the VIEs, (2) receive substantially all of the economic benefits of the VIEs, (3) have the pledge right over the equity interests in the VIEs as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. For details, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with the VIEs and Their Respective Shareholders.”

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

Revenues contributed by the VIEs accounted for substantially all of our net revenue in 2021, 2022 and 2023. For a condensed consolidation schedule depicting the results of operations, financial position and cash flows for us, the WFOEs and the VIEs during 2021, 2022 and 2023, see “Item 5. Operating and Financial Review and Prospects.” For details of the permissions and licenses required for operating our business in China and the related limitations, see “— Our Operations in China and Permissions Required from the PRC Authorities for Our Operations.”

Cash and Asset Flows through Our Organization

In light of our holding company structure and the VIE structures, our ability to pay dividends to the shareholders, and to service any debt we may incur may highly depend upon dividends paid by the WFOEs to us and service fees paid by the VIEs to the WFOEs, despite that we may obtain financing at the holding company level through other methods. For instance, if any of the WFOEs or the VIEs incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us and our shareholders, as well as the ability to settle amounts owed under the contractual arrangements. As of the date of this annual report, none of Ucommune International Ltd, the WFOEs and the VIEs has paid any dividends or made any distributions to their respective shareholders, including any U.S. investors, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Dividend Policy” for details. In 2021, 2022 and 2023, the total amount of the service fees that the VIEs paid to the WFOEs under the contractual arrangements was nil, nil and nil, respectively. We expect to continue to distribute earnings and settle the service fees owed under the contractual arrangements at the request of the WFOEs and based on our business needs, and do not expect to declare dividend in the foreseeable future.

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

Under PRC laws and regulations, we, the Cayman Islands holding company, may fund the WFOEs only through capital contributions or loans, and fund the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For details, see “— D. Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business,” and “— D. Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

	As of December 31, 2023
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Cash and cash equivalent	1,034	51,854	1,002	312	86	—	54,288
Inter-Company balances due from VIEs/Subsidiaries	439,313	—	—	—	—	(439,313)	—
Other current assets	69,728	195,143	5,772	2,510	311,627	(344,518)	240,262
Total current assets	510,075	246,997	6,774	2,822	311,713	(783,831)	294,550
Property and equipment, net	—	54,505	2	—	—	—	54,507
Right of use assets, net	—	142,456	—	—	—	—	142,456
Other non-current assets	—	95,246	—	—	—	—	95,246
Total non-current assets	—	292,207	2	—	—	—	292,209
Total assets	510,075	539,204	6,776	2,822	311,713	(783,831)	586,759
Accounts payable	3,786	198,318	80	—	—	—	202,184
Investment deficit in subsidiaries and consolidated VIEs	396,106	—	—	—	—	(396,106)	—
Inter-Company balances due to Parent/VIEs/Subsidiaries	—	182,706	9,173	130,539	116,894	(439,312)	—
Lease liabilities, current	—	36,927	—	—	—	—	36,927
Other current liabilities	42,831	183,746	5,307	45,158	260,101	(344,211)	192,932
Total current liabilities	442,723	601,697	14,560	175,697	376,995	(1,179,629)	432,043
Lease liabilities, non-current	—	70,628	—	—	—	—	70,628
Other non-current liabilities	5,383	9,185	—	—	—	—	14,568
Total non-current liabilities	5,383	79,813	—	—	—	—	85,196
Total liabilities	448,106	681,510	14,560	175,697	376,995	(1,179,629)	517,239
Total Equity/(Deficit)	61,969	(142,306)	(7,784)	(172,875)	(65,282)	395,798	69,520

	As of December 31, 2022
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Cash and cash equivalent	658	46,886	3,169	2,032	500	—	53,245
Inter-Company balances due from VIEs/Subsidiaries	501,913	—	—	—	—	(501,913)	—
Other current assets	42,090	316,832	27,580	1	318,635	(393,427)	311,711
Total current assets	544,661	363,718	30,749	2,033	319,135	(895,340)	364,956
Property and equipment, net	—	131,291	4	30	—	—	131,325
Right of use assets, net	—	319,263	—	—	—	—	319,263
Other non-current assets	—	213,182	—	2,873	6,767	—	222,822
Total non-current assets	—	663,736	4	2,903	6,767	—	673,410
Total assets	544,661	1,027,454	30,753	4,936	325,902	(895,340)	1,038,366
Accounts payable	5,498	273,813	—	5,668	1,393	(6,693)	279,679
Investment deficit in subsidiaries and consolidated VIEs	400,518	—	—	—	—	(400,518)	—
Inter-Company balances due to Parent/VIEs/Subsidiaries	—	221,904	11,199	141,599	127,211	(501,913)	—
Lease liabilities, current	—	162,791	—	—	—	—	162,791
Other current liabilities	73,087	318,570	23,177	94,398	218,886	(386,500)	341,618
Total current liabilities	479,103	977,078	34,376	241,665	347,490	(1,295,624)	784,088
Lease liabilities, non-current	—	153,298	—	—	—	—	153,298
Other non-current liabilities	14,291	9,297	—	—	—	—	23,588
Total non-current liabilities	14,291	162,595	—	—	—	—	176,886
Total liabilities	493,394	1,139,673	34,376	241,665	347,490	(1,295,624)	960,974
Total Equity/(Deficit)	51,267	(112,219)	(3,623)	(236,729)	(21,588)	400,284	77,392

	Year Ended December 31, 2023
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Total revenue	—	459,820	7	—	—	(7)	459,820
Total cost of revenue	—	(451,937)	(2,847)	—	—	—	(454,784)
Operating income /(expenses):	8,747	(138,224)	(1,508)	(3,427)	(152)	7	(134,557)
Gain/(Loss) from operations	8,747	(130,341)	(4,348)	(3,427)	(152)	—	(129,521)
Gain/(Loss) from equity method investments	11,634	795	—	—	—	(11,634)	795
Net (loss)/income	(4,864)	(38,883)	(4,348)	(3,427)	40,600	(11,634)	(22,556)

	Year Ended December 31, 2022
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Total revenue	—	643,535	7,350	17,186	12	(7,342)	660,741
Total cost of revenue	—	(704,849)	—	(33,253)	(15)	3,150	(734,967)
Operating expenses:	(206)	(294,130)	(4,447)	(7,629)	(56)	26,795	(279,673)
(Loss)/gain from operations	(206)	(355,444)	2,903	(23,696)	(59)	22,603	(353,899)
Loss from equity method investments	(291,468)	—	—	—	—	291,468	—
Net (loss)/income	(291,674)	(317,115)	2,903	(23,696)	(6,985)	314,071	(322,496)

	Year Ended December 31, 2021
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Total revenue	—	1,027,988	836	16,401	18,441	(6,158)	1,057,508
Total cost of revenue	—	(1,089,977)	—	(13,761)	(30,322)	—	(1,134,060)
Operating expenses:	(120,491)	(1,803,696)	(753)	(15,392)	(116,086)	6,158	(2,050,260)
Loss from operations	(120,491)	(1,865,685)	83	(12,752)	(127,967)	—	(2,126,812)
Loss from equity method investments	(1,875,922)	(27)	—	—	—	1,875,922	(27)
Net loss	(1,996,413)	(1,832,247)	83	(12,752)	(197,430)	1,875,922	(2,162,837)

	Year Ended December 31, 2023
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Net cash provided by /(used in) operating activities	5,872	13,819	(2,167)	(1,122)	594	—	16,996
Purchase of short-term investments	—	(103,555)	—	—	—	—	(103,555)
Redemption of short-term investments	—	94,148	—	—	—	—	94,148
Purchase of property and equipment	—	(12,992)	—	(556)	—	—	(13,548)
Other investing activities	—	39,662	—	—	—	—	39,662
Net cash provided by /(used in) investing activities	—	17,263	—	(556)	—	—	16,707
Loan received from third parties	—	4,862	—	—	—	—	4,862
Loan repaid to third parties	—	(17,991)	—	—	(178)	—	(18,169)
Cash received from issuing convertible bond	—	—	—	—	—	—	—
Redemption of convertible bond	(5,482)	—	—	—	—	—	(5,482)
Other financing activities	—	(12,000)	—	—	—	—	(12,000)
Net cash used in financing activities	(5,482)	(25,129)	—	—	(178)	—	(30,789)

Effects of exchange rate changes	(14)	—	—	(42)	(830)	—	(886)
Net increase/(decrease) in cash, cash equivalents and restricted cash	376	5,953	(2,167)	(1,720)	(414)	—	2,028
Cash, cash equivalents and restricted cash - beginning of the period	658	46,886	3,169	2,032	500	—	53,245
Cash, cash equivalents and restricted cash - end of the period	1,034	52,839	1,002	312	86	—	55,273

	Year Ended December 31, 2022
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(18,223)	(52,830)	(6,425)	(25,502)	(72,917)	—	(175,897)
Purchase of short-term investments	—	(201,390)	(14,000)	—	—	—	(215,390)
Redemption of short-term investments	—	217,020	17,073	—	—	—	234,093
Purchase of property and equipment	—	(19,321)	—	(950)	—	—	(20,271)
Other investing activities	—	10,946	—	—	19,271	—	30,217
Net cash provided by /(used in) investing activities	—	7,255	3,073	(950)	19,271	—	28,649
Loan received from third parties	—	21,930	—	—	—	—	21,930
Loan repaid to third parties	—	(67,428)	—	—	—	—	(67,428)
Cash received from issuing convertible bond	17,684	—	—	—	—	—	17,684
Other financing activities	—	12,895	—	—	—	—	12,895
Net cash provided by /(used in) financing activities	17,684	(32,603)	—	—	—	—	(14,919)

Effects of exchange rate changes	(87)	—	—	(752)	(244)	—	(1,083)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(626)	(78,178)	(3,352)	(27,204)	(53,890)	—	(163,250)
Cash, cash equivalents and restricted cash - beginning of the period	1,284	125,064	6,521	29,236	54,390	—	216,495
Cash, cash equivalents and restricted cash - end of the period	658	46,886	3,169	2,032	500	—	53,245

	Year Ended December 31, 2021
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(290,529)	72,702	844	(71,528)	89,391	—	(199,120)
Purchase of short-term investments	—	(45,700)	(65,850)	(254,318)	—	—	(365,868)
Redemption of short-term investments	—	24,250	66,777	254,318	—	—	345,345
Purchase of property and equipment	—	(42,604)	—	(158)	—	—	(42,762)
Other investing activities	—	23,243	—	—	(19,041)	—	4,202
Net cash (used in)/provided by investing activities	—	(40,811)	927	(158)	(19,041)	—	(59,083)
Loan received from third parties	—	50,990	—	—	—	—	50,990
Loan repaid to third parties	—	(73,482)	—	(842)	(707)	—	(75,031)
Underwritten public offering financing, net of listing fee	111,559	—	—	—	—	—	111,559
Other financing activities	165	(8,789)	—	—	—	—	(8,624)
Net cash provided by/(used in) financing activities	111,724	(31,281)	—	(842)	(707)	—	78,894

Effects of exchange rate changes	2,087	—	—	—	(7,073)	—	(4,986)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(176,718)	610	1,771	(72,528)	62,570	—	(184,295)
Cash, cash equivalents and restricted cash - beginning of the period	178,002	124,454	4,750	101,764	(8,180)	—	400,790
Cash, cash equivalents and restricted cash - end of the period	1,284	125,064	6,521	29,236	54,390	—	216,495

The following table sets forth the roll-forwards of the investment in our subsidiaries and the VIEs line item for the periods indicated:

Inter-group Balances Due from VIEs/Subsidiaries:	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries
	(RMB in thousands)
January 1, 2018	—	—	—	—	—
Re-domiciliation of Ucommune Group Holdings(1)	827,307	—	—	—	—
Loss from equity method investment	(429,592)	—	—	—	—
December 31, 2018	397,715	—	—	—	—
Loss from equity method investment	(780,040)	—	—	—	—
Issue ordinary shares for acquisitions(2)	2,292,617	—	—	—	—
Foreign exchange loss for long-term investments	(926)	—	—	—	—
Restructure of VIE and Subsidiaries(3)	—	5,795	—	—	—
Intercompany loan lent	69,624	10,438	135	8,960	—
Intercompany loan collected	—	(6,752)	(121)	—	—
December 31, 2019	1,978,990	9,481	14	8,960	—
Loss from equity method investment	(184,716)	—	—	—	—
Foreign exchange gain for long-term investments	2,911	—	—	—	—
Intercompany loan lent	—	79,476	—	457	—
Intercompany loan collected	—	(61,106)	(2)	(3,429)	—
June 30, 2020	1,797,185	27,851	12	5,988	—
Additional long-term investment held by ESOP(4)	164,623	—	—	—	—
Loss from equity method investment	(261,074)	—	—	—	—
Foreign exchange loss-LTI	(7,716)	—	—	—	—
Restructure of Parent and Subsidiaries through SPAC(5)	(69,624)	—	—	—	—
Intercompany loan lent	235,086	99,550	45	10,547	—
Intercompany loan collected	—	(121,763)	(44)	(5,612)	—
December 31, 2020	1,858,480	5,638	13	10,923	—
Loss from equity method investment	(1,875,922)	—	—	—	—
Additional long-term investment held by ESOP(4)	151,177	—	—	—	—
New acquisition	8,701	—	—	—	—
Foreign exchange gain for Long-term investments	(4,976)	—	—	—	—
Intercompany loan lent	474,773	—	84,065	252,913	65,676
Intercompany loan collected	(216,477)	(5,638)	(84,078)	(38,882)	(65,676)
December 31, 2021	395,756	—	—	224,954	—
Loss from equity method investment	(291,468)	—	—	—	—
Additional long-term investment held by ESOP(4)	17,684	—	—	—	—
Foreign exchange gain for Long-term investments	(29,109)	—	—	—	—
Intercompany loan lent	15,729	—	212,281	107,202	27,994
Intercompany loan collected	(7,197)	—	(212,281)	(98,831)	(27,994)
December 31, 2022	101,395	—	—	233,325	—
Loss from equity method investment	11,634	—	—	—	—
Adoption of ASC 326	(6,308)	—	—	—	—
Additional long-term investment held by ESOP(4)	8,207	—	—	—	—
Foreign exchange gain for Long-term investments	(9,121)	—	—	—	—
Intercompany loan lent	287	—	48,120	296,635	32,970
Intercompany loan collected	(62,887)	—	(48,120)	(339,892)	(32,970)
December 31, 2023	43,207	—	—	190,068	—

(1)	Ucommune Group Holdings was incorporated under the laws of the Cayman Islands on September 21, 2018. Ucommune Venture was established in April 2015, as a limited liability company in the PRC incorporated by Dr. Daqing Mao and other co-founders. From September 2018 to June 2019, Ucommune Venture undertook a series of reorganization transactions to re-domicile its business from the PRC to the Cayman Islands (the “Re-domiciliation”). Prior to the Re-domiciliation, Ucommune International Ltd and Ucommune Venture were under the same ownership. The Re-domiciliation was accounted for as a reorganization of entities under common ownership. See Note 1 to the consolidated financial statements. The amount of long-term investment of the parent company was the total net assets of the VIEs as of September 21, 2018.

(2)	Prior to establishing Ucommune Group Holdings and issuing the shares, Ucommune Group Holdings recorded capital investments into liabilities to be settled in shares rather than paid-in capital and additional paid-in capital. This is due to the enterprise law of PRC that has limitations on the number of shareholders. After the re-domiciliation and establishment of the Ucommune Group Holdings, through the contractual arrangements, these investors could be registered as shareholders by issuing ordinary shares to them and became common shareholders. These liabilities to be settled in shares have been reclassified to additional paid-in capital and increased the amount of long-term investments of the parent company in the amount of RMB2.3 billion.

(3)	During 2018, all the entities were VIEs. During 2019, some of the VIEs changed to our subsidiaries through restructuring. There were inter-company loans among VIE subsidiaries before 2019 and were reclassified as inter-company balances between the VIEs and our subsidiaries during 2019 with some of the VIEs changed to our subsidiaries.

(4)	Ucommune International Ltd issued share incentives to its employees using its ordinary shares. Upon the consummation of the Business Combination, the shares previously granted became effective and vest according to the related share incentive agreements. Therefore, the parent company recognized long-term investments to the subsidiaries and the subsidiaries recognized share-based compensation expenses.

(5)	The parent company was Ucommune Group Holdings for the years ended December 31, 2018 and 2019 and for the six months ended June 30, 2020. Ucommune International Ltd has been the parent company since November 2020 after the completion of the business reorganization. Ucommune International Ltd was incorporated in the Cayman Islands on June 16, 2020 as an exempted company with limited liability. Therefore, the original parent company, Ucommune Group Holdings, changed to a subsidiary company and deducted the inter-company balance as the original parent company changed to a subsidiary company.

Inter-group Balances Due to VIEs/Subsidiaries:	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries
	(RMB in thousands)
January 1, 2018	—	—	—	—	—
December 31, 2018	—	—	—	—	—
Restructure of VIE and Subsidiaries	—	—	1,845	2,307	1,643
Intercompany loan received	—	—	8,588	71,069	9,500
Intercompany loan repayment	—	—	(6,363)	(25)	(485)
December 31, 2019	—	—	4,070	73,351	10,658
Intercompany loan received	—	—	54,374	85	25,474
Intercompany loan repayment	—	—	(43,646)	-	(20,891)
June 30, 2020	—	—	14,798	73,436	15,241
Restructure of Parent and Subsidiaries through SPAC	—	—	—	(69,624)	—
Intercompany loan received	—	1,452	64,396	149,587	129,793
Intercompany loan repayment	—	—	(72,540)	(32,619)	(22,260)
December 31, 2020	—	1,452	6,654	120,780	122,774
Intercompany loan received	—	370,966	5,602	440,891	59,968
Intercompany loan repayment	—	(175,989)	—	(212,948)	(21,814)
December 31, 2021	—	196,429	12,256	348,723	160,928
Intercompany loan received	—	222,780	—	32,317	108,109
Intercompany loan repayment	—	(197,305)	(1,057)	(6,116)	(141,826)
December 31, 2022	—	221,904	11,199	374,924	127,211
Intercompany loan received	—	320,494	25,088	160	32,270
Intercompany loan repayment	—	(359,692)	(27,114)	(54,477)	(42,587)
December 31, 2023	—	182,706	9,173	320,607	116,894

Our Operations in China and Permissions Required from the PRC Authorities for Our Operations

We, through the WFOEs and the VIEs, conduct our operations in China. Our operations in China are governed by PRC laws and regulations. We and the VIE are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. As of the date of this annual report, as advised by our PRC counsel, Jingtian & Gongcheng, the WFOEs and the VIEs have obtained the licenses, permits and registrations from the PRC government authorities necessary for our business operations in China, including, among others, value-added telecommunications licenses. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we or the VIEs will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we or the VIEs may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or the VIEs may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Relating to Doing Business in China — Any lack of requisite approvals, licenses or permits applicable to our business may materially and adversely affect our business, financial condition and results of operations.”

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and other 12 PRC regulatory authorities jointly issued an amendment to the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which took effect on February 15, 2022. See “Item 4. Information on the Company - Regulation - Regulations Relating to Internet Information Security and Privacy Protection.”

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

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”) was enacted on December 18, 2020. Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (the “PCAOB”) has determined that it is unable to inspect and investigate completely, the Securities and Exchange Commission (the “SEC”) will identify us as a “Commission-Identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-Identified Issuer for two consecutive years. In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2023 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain a registered public accounting firm that the PCAOB is able to inspect and investigate completely, or if we otherwise fail to meet the PCAOB’s requirements, our Class A ordinary shares will be delisted from Nasdaq, and will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. The related risks and uncertainties could cause the value of our Class A ordinary shares to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — Our securities will be delisted and be prohibited from trading in the over-the-counter market in the United States under the Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

D. Risk Factors

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks relating to:

Risks relating to our business and industry

●	our limited operating history;

●	our ability to attract new members or retain existing ones;

●	our ability to manage our growth effectively;

●	our ability to generate profits and positive cash flows, and to maintain sufficient working capital;

●	our ability to return to profitability or raise sufficient capital to cover our capital needs;

●	our reliance on large enterprise members to sustain our occupancy rates;

●	our ability to use key operational metrics to accurately evaluate our performance;

●	our significant capital requirements to fund our operations and growth;

●	our ability to retain our major customers for marketing and branding services; and

●	our expansion into new regions, markets and business areas.

Risks relating to our corporate structure

●	our reliance on contractual arrangements for a large portion of our operations, which may not be as effective as direct ownership in providing operational control;

●	actual or potential conflicts of interest of shareholders of the VIEs with us;

●	substantial uncertainties in the PRC foreign investment legal regime; and

●	our dual-class share structure, which may limit holders of the Class A ordinary shares to influence corporate matters.

Risks relating to doing business in China

●	changes in China’s economic, political or social conditions or government policies;

●	uncertainties with respect to the PRC legal system;

●	the Chinese government’s substantial influence to intervene or influence our operations at any time;

●	compliance of the contractual arrangements that establish our corporate structure for operating our business; and

●	our securities being delisted under the HFCAA if the PCAOB is unable to inspect the audit working papers related to us, which are located in China.

Risks relating to being a public company and our securities

●	volatility of the trading price of our Class A ordinary shares;

●	potential dilution to our Class A ordinary shareholders caused by the exercise of the outstanding warrants or UPOs or the conversion UPO Rights or Debenture;

●	our status as an emerging growth company;

●	our status as a foreign private issuer;

●	our status as an exempted company with limited liability incorporated in the Cayman Islands; and

●	our status as a “controlled company” within the meaning of the Nasdaq listing requirements.

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

We have encountered risks, challenges and uncertainties experienced by companies at an early stage, including those relating to our ability to adapt to the industry, to maintain and monetize our member base and to introduce new offerings and services. If we cannot successfully address these risks and uncertainties, our business, financial condition and results of operations could be materially and adversely affected.

We may not retain existing members, especially those who enter into short-term contracts with us, or attract new members at a level necessary to sustain or grow our business.

We collect monthly rent in the form of membership service fees or office workstation rental fees, which constitutes an important part of our net revenue, and we depend on the enlargement of our member base to build the vibrant community that we envision. Any failure to attract existing members or bring new members in adequate numbers or at adequate rental rates would materially and adversely affect our business. To sustain our growth, we endeavor to retain our existing members and continually add new members to maintain or improve our occupancy rates.

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

Our growth has experienced volatility and in subject to various factors, some of which are beyond our control. If we are unable to manage our growth effectively, our business may be materially and adversely affected.

Our growth has experienced volatility. We have also experienced decline in business scale in recent years. The number of our agile office spaces decreased from 273 as of December 31, 2021 to 207 as of December 31, 2022, and further to 95 as of December 31, 2023. The number of our spaces in operation decreased from 220 as of December 31, 2021 to 174 as of December 31, 2022, and further to 79 as of December 31, 2023. The number of workstations available in our spaces in operation decreased from approximately 62,580 as of December 31, 2021 to 51,040 as of December 31, 2022, and further to approximately 29,850 as of December 31, 2023.

Our growth rates remain subject to various factors, some of which are beyond our control, including increasing competition within the industry, emergence of alternative business models, or changes in government policies or general economic conditions. For example, a significant portion of our existing and target member base consists of SMEs, whose growth and expansion have benefited from favorable policies encouraging entrepreneurship and innovation in recent years in China. If changes in policies adversely affect the growth of SMEs, our growth rate may decline due to the reduction in agile office needs in general. In addition, our business may fail to grow significantly or at all, or there could be a reduction in demand for our services as a result of decreased customer spending, weakening economic conditions or otherwise, which could materially and adversely affect our business, results of operations and financial condition.

We have incurred significant losses historically, and we may experience significant losses in the future.

We have incurred net losses since our inception in April 2015. For 2021, 2022 and 2023, we incurred net loss of RMB2,162.8 million, RMB322.5 million and RMB22.6 million (US$3.2 million) respectively.

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

We are exposed to liquidity constraints, which could make it difficult to obtain additional financing on favorable terms or at all and could adversely affect our financial condition, results of operations and ability to repay our debts.

We had working capital deficit (defined as total current assets deducted by total current liabilities) of RMB454.0 million, RMB419.1 million and RMB137.5 million (US$19.4 million) as of December 31, 2021, 2022 and 2023, respectively. We may from time to time incur substantial debt to finance the capital expenditures needed to carry out our daily operations. To service our debt, we may also be required to borrow new loans from commercial banks or other institutions or entities. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

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

We have experienced significant cash outflow from operating activities historically. We had net cash used in operating activities of RMB199.1 million and RMB175.9 million in 2021 and 2022, respectively. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available for our operations and business expansion.

Failure to generate positive cash flow from operations may adversely affect our ability to raise capital for our business on reasonable terms, if at all. It may also diminish the willingness of members or other parties to enter into transactions with us, and have other adverse effects that harm our long-term viability.

We had net current liabilities of RMB454.0 million, RMB419.1 million and RMB137.5 million (US$19.4 million) as of December 31, 2021, 2022 and 2023, respectively. Net current liabilities expose us to liquidity risk. We have satisfied our liquidity requirements primarily through equity financing activities and short-term/long-term borrowings. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

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

We have incurred recurring operating losses since our inception, including net losses of RMB2,162.8 million, RMB322.5 million and RMB22.6 million (US$3.2 million) for 2021, 2022 and 2023, respectively. We have experienced significant cash outflow from operating activities historically. Net cash used in operating activities was RMB199.1 million and RMB175.9 million for 2021 and 2022, respectively. Net cash provided by operating activities was RMB17.0 (US$2.4 million) for 2023. Accumulated deficit was RMB4,540.8 million (US$639.6 million) as of December 31, 2023. As of December 31, 2023, we had cash and cash equivalents of RMB54.3 million (US$7.6 million). The COVID-19 pandemic negatively impacted our business operations for 2021 and 2022. In 2023, although the restrictions related to the COVID-19 have been lifted, its influence over the economy continued to impact our financial position, results of operations and cash flows. These conditions raise substantial doubt about our ability to continue as a going concern.

Historically, we have relied principally on both operational sources of cash and non-operational sources of financing from investors to fund our operations and business development. Our ability to continue as a going concern is dependent on management’s ability to successfully execute our business plan which includes continued business transition from asset-heavy model to asset-light model in order to improve the profitability, continued exploration of new business opportunities that have synergies with our core business, controlling operating costs and optimizing operational efficiency to improve our cash flow from operations. We also plan to raise additional capital, including among others, obtaining debt and equity financing, to support our future operation.

We continue to explore opportunities to grow our business. However, we have not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and we expect the operating losses and negative cash flows from operations will continue for the foreseeable future. If we are unable to grow the business to achieve economies of scale in the future, it will become even more difficult for us to sustain a sufficient source of cash to cover our operating costs. There can be no assurance, however, that we will be able to obtain additional financing on terms acceptable, in a timely manner, or at all. In the event that financing sources are not available, or that we are unsuccessful in increasing our gross profit margin, pushing collection of long-term receivables and reducing operating losses, we may be unable to implement our current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on our business, financial condition and results of operations and would materially and adversely affect our ability to continue as a going concern.

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

We rely on a limited number of key large enterprise members to sustain our occupancy rates. Our top 25 large enterprise members accounted for approximately 13% of our tenancy in terms of workstations as of December 31, 2023 and contributed to approximately 9% of our total net revenue for 2023. Such concentration leads to heightened risks, for instance, if one of these key enterprises terminates its contract with us, our business could suffer.

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

For example, the number of our members may include members who do not actively use our spaces or services. If investors do not perceive our operating metrics to accurately represent our operating performance, or if we discover material inaccuracies in our operating metrics, our business, financial condition and reputation may be materially and adversely affected.

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

Our ability to obtain additional capital in the future, however, is subject to a number of uncertainties, including our future business development, financial condition and results of operations, general market conditions for financing activities by companies in our industry, and macro-economic and other conditions in China and globally. If we cannot obtain sufficient capital on acceptable terms to meet our capital needs, we may not execute our growth strategies, and our business, financial condition and prospects may be materially and adversely affected. On the other hand, if we raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of our existing shareholders.

Our advertising and branding services are subject to risks associated with concentration of customers.

The majority of our marketing and branding services revenue was mainly attributed to one of our subsidiaries, Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd (“Shengguang Zhongshuo”), a digital marketing services provider. Top customers of Shengguang Zhongshuo have historically contributed a large percentage of our revenue from advertising and branding services. This concentration leads to heightened risks. For example, any adverse changes or loss of one of our major customers of our advertising and branding services may materially decrease our marketing and branding services revenue, and any interruption or adjustments of those major customers’ businesses may lead to material fluctuations in our marketing and branding services revenue. In 2021, the top four customers of Shengguang Zhongshuo accounted for approximately 77.0% of our revenue from our advertising and branding services. In December 2021, two of the top four customers terminated cooperation with Shengguang Zhongshuo, which accounted for approximately 46.8% of our revenue from advertising and branding services. As a result, our marketing and branding services revenue decreased by 38.0% to RMB287.5 million in 2022. Similarly, in 2022, the top three customers of Shengguang Zhongshuo accounted for approximately 81.6% of our revenue from our advertising and branding services. In 2023, the top four customers of Shengguang Zhongshuo accounted for approximately 83.3% of our revenue from our advertising and branding services, which exposed us to the risks of associated with concentration of customers.

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

We had impairment loss on long-lived assets and long-term prepaid expenses of RMB114.5 million in 2021, RMB111.3 million in 2022, and RMB29.1 million (US$4.1 million) in 2023. These impairment losses primarily reflected impairment of right-of-use assets, property and equipment, intangible assets and other non-current assets. We had impairment loss on goodwill of RMB1,504.5 million in 2021, RMB43.0 million in 2022 and nil in 2023. For further information, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Components of Results of Operations.” We could record additional impairments on long-lived assets in the future. Any significant impairment losses charged against our long-lived assets could materially and adversely affect our results of operations.

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

Unexpected termination of leases or other arrangements, failure to negotiate satisfactory terms for or perform leases or other arrangements, failure to renew leases or other arrangements of our existing premises or to renew leases or other arrangements at acceptable terms could materially and adversely affect our business.

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

Growth of our business will partially depend on the recognition of our brand. Failure to maintain, protect and enhance our brand would limit our ability to expand or retain our member base, which would materially and adversely affect our business, financial condition and results of operations.

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

As a result, if members at a particular space terminate their membership agreements with us and if we are unable to attract our members to actively use our spaces or services, our lease expenses may exceed our net revenue. In areas where retail cost for real estate is decreasing, we may not lower our fixed monthly payments under our leases to rates commensurate with prevailing market rates. At the same time, we would be pressured to lower our monthly rent in the form of membership service fees or office workstation rental fees charged to the members, potentially resulting in our lease expense exceeding our net revenue. In such events, we could not reduce our lease expenses or otherwise terminate the relevant lease in accordance with its terms.

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

We may enter into credit facilities and debt financing arrangements containing financial and other covenants that could, among other things, restrict our operations. If we breach any of these covenants, including the failure to maintain certain financial ratios, our lenders may accelerate our debt obligations. Any default under our credit facility could result in the repayment of these loans prior to maturity as well as the inability to obtain additional financing, which may materially and adversely affect our cash flow and liquidity.

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

Disruptions in the supply chain may result from weather-related events, natural disasters, trade restrictions, tariffs, border controls, acts of war, terrorist attacks, pandemics, third-party strikes or ineffective cross dock operations, work stoppages or slowdowns, shipping capacity constraints, supply or shipping interruptions or other factors beyond our control. If we cannot resolve the impact of the interruptions of operations of our third-party suppliers or service providers, our operations and financial results may be materially and adversely affected.

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

In 2021, 2022 and 2023, we generated an important portion of our net revenue from our agile office spaces located in Beijing, Shanghai, Guangzhou and Shenzhen. Adverse changes in general economic conditions or real estate markets as well as relevant regulatory environment in these cities may disproportionately affect our member base, occupancy rates and/or pricing.

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

China has experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic or pandemic diseases, and any similar event could materially impact our business in the future. If a disaster or other disruption occurred that affects the regions where we operate our business, the resulting loss of personnel and damage to property could materially and adversely affect our business. Even if we are not directly affected, such a disaster or disruption could affect the operations or financial condition of our ecosystem participants, which could harm our results of operations.

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, COVID-19 or other disease. For example, since the outbreak of the COVID-19 pandemic, many businesses and social activities in China and other countries and regions have been adversely affected. To contain the COVID-19 outbreak, the PRC government imposed strict measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, temporary closure of business premises and postponed resumption of business. Our operations had been severely disrupted as a result of the pandemic. In particular, most of our space in China temporarily shut down from February 2020 to April 2020 as a result of government restrictions and regulations. We also experienced temporary shut-down and closure of unprofitable spaces as a result of the regional resurgence of COVID-19 cases in China, particularly during the year of 2022. Due to the economic downturn in China and worldwide caused by COVID-19, the demand for our spaces has been adversely affected. Furthermore, as some of our members are vulnerable to the COVID-19 outbreak and the slowdown of the macroeconomic conditions, they could not make payments in a timely manner or stopped renewing their leases, resulting in decreased occupancy rates. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Factors Affecting Our Results of Operations”

Since December 2022, many of the restrictive measures previously adopted by the PRC government at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures. As a result, there has recently been and may continue to be an increase in COVID-19 cases in China, which may lead to temporary interruptions to business operations. There remain significant uncertainties surrounding the COVID-19 outbreak, including with respect to the ultimate spread of the virus, the severity and duration of the pandemic and the further actions government authorities may take in response. While it is unknown how long these conditions will last and what the complete financial effect will be on us, we are closely monitoring the impact of COVID-19. Our business, results of operations, financial condition and prospects could be materially and adversely affected to the extent that COVID-19 harms the Chinese and global economy in general.

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

We select and rely on a number of business partners to provide various services such as corporate secretary and human resources, to facilitate more service options and better experience for our members. Due to the reliance on such business partners, any interruption of their operations, any failure of them to accommodate our fast-growing business scale, any termination or suspension of our partnership arrangements, any change in cooperation terms, or any deterioration of cooperative relationships with them may materially and adversely affect our brand image and impact our operations.

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

If no claim can be asserted against a business partner, or we cannot fully recover amounts claimed from business partners, we may be required to bear such losses and compensation at our own costs. This could materially and adversely affect our business, financial condition and results of operations.

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

We may not achieve the benefits we expect from recent and future investments and acquisitions and our operations may be materially and adversely affected by such investments and acquisitions.

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

In addition, investments and acquisitions could result in significant impairments to long-term investments, goodwill and other intangible assets. For example, we recognized RMB1,504.5 million and RMB43.0 million impairment loss related to goodwill and RMB13.5 million and RMB8.8 million impairment loss on intangible assets acquired from acquisitions for 2021 and 2022, respectively, and RMB25.6 million (US$3.6 million) impairment loss on long-term investments in 2023, as we believe the carrying value was no longer recoverable.

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

Statistical data in these publications also include projections based on a number of assumptions. The agile office space industry may not grow at the rates projected by market data, or at all. If any of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. Material slowdown of the agile office space industry against the projected rates may have materially and adversely affect our business and the market price of our Class A ordinary shares.

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

To protect our trademarks and other proprietary rights, we rely and expect to rely on a combination of protective agreements with our team members and third parties (including local or other strategic partners we may do business with), physical and electronic security measures, and trademark, copyright, patent and trade secret protection laws. If the measures we take to protect our proprietary rights do not prevent the use or misappropriation by third parties or such rights are diminished due to successful challenges, the value of our brand and other intangible assets may be diminished, materially and adversely affecting our ability to attract and retain members.

The proper functioning of our technology is essential to our business, and any difficulty experienced by such system would materially and adversely affect us.

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

We believe that our cashier-less operation complies with Announcement No. 10. However, governmental authorities may not have the same interpretation. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees or no longer be able to offer certain payment methods, materially and adversely affecting our business, financial condition and results of operations.

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

The Parent adopted share incentive plans in August 2019 and November 2020, which we respectively refer to as 2019 Plan and 2020 Plan in this annual report, to enhance our ability to attract and retain qualified individuals and align their interests with our growth and performance. The maximum aggregate numbers of ordinary shares we are authorized to issue pursuant to all awards under 2019 Plan are 15,028,567 ordinary shares (62,620 ordinary shares after retroactively adjusted to reflect the 20-to-1 share consolidation effected on April 21, 2022 and the 12-to-1 share consolidation effected on November 29, 2023). In November 2020, the Parent adopted the 2020 Plan, under which the Parent is authorized to issue a maximum number of 7,188,661 Class A ordinary shares (29,953 Class A ordinary shares after retroactively adjusted to reflect the 20-to-1 share consolidation effected on April 21, 2022 and the 12-to-1 share consolidation effected on November 29, 2023). Pursuant to the 2020 Plan, as amended and restated on May 6, 2021, August 2022, December 2023, and February 2024, the maximum aggregate number of shares that may be issued is 4,071,620 Class A ordinary shares. As of the date of this annual report, options to purchase an aggregate number of 783,366 Class A ordinary shares were granted and outstanding, including awards to purchase 28,625 Class A ordinary shares granted to replace the granted and outstanding awards under 2019 Plan.

We believe the granting of share-based awards helps us attract and retain key personnel and employees, and we expect to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and our financial condition.

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

For example, a growing trade dispute between the United States and China could adversely impact demand for our agile office spaces and services, our costs, our members, suppliers and business partners and China’s economy, which could materially and adversely affect our business, operating results and financial condition. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our Class A ordinary shares may be materially and adversely affected.

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

The Parent is subject to the Sarbanes-Oxley Act of 2002. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), we have included a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the year ended December 31, 2023. Based on the assessment, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2023. In addition, once the Parent ceases to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. As such, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations may significantly strain our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

In documenting and testing our internal control procedures, to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended, we may not conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Our failure to achieve and maintain an effective internal control environment could result in material misstatements in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the Class A ordinary shares, may be materially and adversely affected. Ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

If the interpretations, estimates or judgments used to prepare our financial statements are incorrect, we may restate our financial results, which could materially and adversely affect us.

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

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our operations. These arrangements may not be as effective as direct ownership in providing operational control. Any failure by the VIEs or their shareholders to perform their obligations under these contractual arrangements would materially and adversely affect our business.

We rely on contractual arrangements with the VIEs and their shareholders to operate our business in China. The revenues contributed by the VIEs constituted substantially all of our net revenue for 2021, 2022 and 2023.

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

If any third parties claim any interest in such shareholders’ equity interests in the VIEs, the WFOEs’ ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third parties were to impair our contractual arrangements with the VIEs, the Parent’s ability to consolidate the financial results of the VIEs would be affected, which would in turn materially and adversely affect our business, operations and financial condition.

The shareholders of the VIEs may have actual or potential conflicts of interest with the Parent, our subsidiaries and the VIEs, which may materially and adversely affect our business and financial condition.

We are not aware of any conflicts between the shareholders of the VIEs and the Parent, our subsidiaries and the VIEs. However, the shareholders of the VIEs may have actual or potential conflicts of interest with the Parent, our subsidiaries or the VIEs in the future. These shareholders may refuse to sign or breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements the WFOEs have with them and the VIEs, which would materially and adversely affect our contractual arrangements with the VIEs and receive economic benefits from them. For example, the shareholders could cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis.

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

Our contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from the contractual arrangements will be resolved through arbitration in China. We may face uncertainties in enforcing the contractual arrangements. Meanwhile, very limited precedents and formal guidance exist as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary.

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

A transfer pricing adjustment could result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes under applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of the VIEs increase or if they are required to pay late payment fees and other penalties.

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

If the VIEs undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, hindering our ability to operate our business and constrain our growth. The foregoing risks could materially and adversely affect our business, financial condition and results of operations.

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

The Parent has adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 55 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The Parent’s dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that you, as the holders of the Parent’s Class A ordinary shares, may view as beneficial.

Certain of the existing shareholders of the Parent have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders.

Dr. Daqing Mao, our founder, and his wife, Angela Bai, together hold approximately 91.55% of the voting power of our company as of March 31, 2024 due to the Parent’s dual-class share structure. For more information, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” Dr. Mao is expected to retain significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.

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

Our ultimate holding company is the Parent which is an exempted company incorporated under the laws of the Cayman Islands. The Parent’s corporate affairs are governed by its memorandum and articles of association, as amended and restated from time to time, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

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

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business.

Substantially all of our assets and operations are in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally.

In recent years, the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises. Meanwhile, the government still owns a substantial portion of productive assets in China. In addition, the Chinese government plays a significant role in regulating industry development through industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could materially and adversely affect the overall economic growth of China. Such developments could adversely affect our business and operating results, reducing demand for our services and adversely affecting our competitive position.

The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

In the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results. In addition, since many of our members are concentrated in major metropolitan areas, an economic downturn in any of these areas may materially and adversely affect our business.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has significantly enhanced the protection afforded to various forms of foreign investments in China. However, these laws and regulations may not sufficiently cover all aspects of economic activities in China. In addition, as many of these laws and regulations are relatively new and continue to evolve, the interpretation and enforcement of them involve uncertainties. Moreover, the implementation of new rules, laws and regulations may significantly affect the industry in which we operate, which could affect the value of our securities, such as causing our securities to significantly decline in value or become worthless.

Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we obtain. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. We may also not be aware of our violation of any of government policies and rules until after the violation occurs. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. As a result, we cannot assure you that sufficient legal protection as anticipated would be available to you and us.

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

We face material risks relating to our corporate structure. Investors in our Class A ordinary shares are not purchasing equity interests in the consolidated VIEs domiciled in China but instead are purchasing equity interests in the Parent, our ultimate Cayman Islands holding company. The Parent is not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries and through contractual arrangements with VIEs based in China, and this structure involves unique risks to investors. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and investors may never hold equity interests in the Chinese operating companies. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in VATSs and certain other businesses. We currently conduct our VATS business through Beijing U Bazaar, including value-added online services for our members. We also plan to engage in VATS business and other businesses which may subject to foreign investment restrictions through Ucommune Venture in the future. The VIE structure would afford us greater flexibility in expanding our business scope and implementing our business strategies in compliance with PRC laws and regulations in the future as our business expands. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. If the PRC government deems that our contractual arrangements with the consolidated VIEs domiciled in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

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

It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. PRC regulatory authorities could disallow this structure, which would materially and adversely affect our operations and the value of our Class A ordinary shares, and could cause the value of such securities to significantly decline or become worthless. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our securities may decline in value or become worthless. In addition, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed on us by the PRC government. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of the Parent, our subsidiaries or the VIEs by the PRC government to transfer cash. See “— Risks Relating to our Corporate Structure.”

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

A significant majority of our net revenue and costs are denominated in Renminbi. The Parent is a holding company and relies on dividends paid by our subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars to make payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would negatively affect the U.S. dollar amount.

Any lack of requisite approvals, licenses or permits applicable to our business may materially and adversely affect our business, financial condition and results of operations.

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

Based on PRC laws and regulations in effect as of the date of this annual report and the legal advice of our PRC legal counsel, Jingtian & Gongcheng, and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, our subsidiaries and the VIEs have obtained the following licenses and approvals necessary to operate in China as of the date of this annual report: (1) each of our subsidiaries and the VIEs has obtained a business license; (2) Beijing U Bazaar, through which we conduct our VATS business, including value-added online services for our members, has obtained a value-added telecommunications license for internet information service and online data processing and transactions; (3) Beijing Dongyi Yuanda Architectural Decoration Engineering Co., Ltd and Guangdong Wanhe Construction Engineering Co., Ltd, which engage in construction services, have obtained certificates for construction qualification and safety production licenses; and (4) most of our self-operated model spaces have completed the required as-built acceptance check on fire prevention or fire safety filing. However, a small number our self-operated model spaces have not completed such as-built acceptance check on fire prevention or fire safety filing.

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

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and digital services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if data access fees or other charges to mobile members increase, our member traffic may decline and our business may be harmed.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

In August 2020, Ucommune Venture entered into a loan agreement with Ucommune Group Holdings (Hong Kong) Limited (“Ucommune HK”), under which Ucommune HK agreed to provide loans of up to a total of US$60 million to Ucommune Venture and Ucommune Venture could drawdown the loans in multiple tranches (up to an aggregate of US$60 million) within three years from the date of the first drawdown. Thereafter, both parties entered into two supplement agreements in January 2021 and March 2021. As of the date of this annual report, Ucommune HK has provided a total of US$51.9 million in loans to Ucommune Venture, of which US$8.2 million have been repaid, under such loan agreements since the completion of our Business Combination in November 2020, using proceeds from the Parent’s previous PIPE financing and follow-on offerings. Such loans were included in intercompany loans, and disclosed as roll-forwards of the investment in subsidiaries and VIEs. Ucommune Venture has completed the filing procedure with Beijing Foreign Exchange Management Department, a local branch of SAFE, but has not yet made the registration with the NDRC.

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

We may not know the identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, restrict our cross-border investment activities, and limit our PRC subsidiaries’ ability to distribute dividends to us. As a result, our business and our ability to make distributions to you could be materially and adversely affected.

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

For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request that the relevant transferors from whom we purchase taxable assets comply with these circulars, or establish that our company should not be taxed under these circulars, which may materially and adversely affect our financial condition and results of operations.

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

Although we have not been subject to material penalties or administrative sanctions in the past for the advertisements shown on our platform, if we violate PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may materially and adversely affect our business, financial condition, results of operations and prospects. We may also be subject to claims by customers misled by information on our apps, website or other portals on which we place our advertisements.

We may not recover our losses from advertisers by enforcing the indemnification provisions in the contracts, which may divert management’s time and other resources from our business to defend against these infringement claims. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2023 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

Our current auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia CPAs LLP is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis. As of the date of this annual report, our current auditor is not among the firms listed on the 2021 Determinations.

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

On August 8, 2006, six PRC regulatory agencies jointly adopted M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. While the application of the M&A Rules remains unclear, we believe that the CSRC approval was not required in the context of our Business Combination, follow-on public offering or Warrants offerings of the Parent under the M&A Rules, because (1) our WFOEs were incorporated as a wholly foreign-owned enterprise by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies owned by PRC companies or individuals as defined under the M&A Rules; (2) no explicit provision in the M&A Rules clearly classifies the contractual arrangements among Ucommune Technology, VIEs and VIEs’ shareholders as an acquisition falling under the M&A Rules; and (3) the CSRC has not issued any definitive rule or interpretation concerning whether Business Combination, follow-on public offering or Warrants offerings like ours under this annual report are subject to this regulation. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion.

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

On February 17, 2023, the CSRC promulgated the Trial Measures of the Overseas Listing Trial Measures and the related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and regulates both direct and indirect overseas offering and listing of securities by PRC domestic companies by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that have already been listed on overseas stock exchanges prior to March 31, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures, i.e., to file with the CSRC within three business days after the closing of such subsequent offerings. See “Item 4. Information on the Company - Regulation — Regulations Relating to Mergers and Acquisitions and Overseas Listing.” As we had been listed on Nasdaq prior to March 31, 2023, we are not required to make immediate filing with the CSRC in connection with our listing on Nasdaq. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings.

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

The listing of the Parent’s Class A ordinary shares on the Nasdaq Capital Market is contingent on the Parent’s compliance with the Nasdaq Capital Market’s conditions for continued listing. On July 21, 2023, we announced that Parent received written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) that we were not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. In accordance with Nasdaq Listing Rules, the Parent must regain compliance within 180 calendar days, or until January 17, 2024. To regain compliance, the Parent’s Class A ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Parent does not regain compliance by January 17, 2024, the Parent may be eligible for additional time to regain compliance or may face delisting. On November 29, 2023, the Parent effected a 12-to-1 share consolidation in order to cure the deficiency, and on December 14, 2023, the Parent regained compliance. See “Item 4. Information on the Company — A. History and Development of the Company — Nasdaq Notification Letter.”

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

Our Class A ordinary shares and the warrants to purchase up to 9,736 Class A ordinary shares at a price of US$2,760.00 per share expiring on November 17, 2025 (the “Prior Warrants”) are listed on The Nasdaq Capital Market under the symbols “UK” and “UKOMW,” respectively. The warrants to purchase up to 23,663 Class A ordinary shares at a price of US$972.00 per share expiring on February 2, 2026 (the “New Warrants”), unit purchase options (the “UPOs”), warrants to purchase Class A ordinary shares upon the exercise of the UPOs (the “UPO Warrants”), rights to convert to Class A ordinary shares upon the exercise of the UPOs (the “UPO Rights”), Debenture and JAK Warrants of the Parent (each as defined below) are not listed on Nasdaq or any national securities exchange or market. We cannot assure you that a liquid public market for our securities will develop. If a large, active public market for our securities does not develop, the market price and liquidity of our securities may be materially and adversely affected. As a result, investors in our securities may experience a significant decrease in the value of our securities.

Warrants and UPOs are exercisable for, and UPO Rights are convertible into, our Class A ordinary shares, which may increase the number of Class A ordinary shares eligible for future resale in the public market and result in dilution to our shareholders.

As of December 31, 2023, there were outstanding warrants (including Prior Warrants, New Warrants and JAK Warrants) to purchase up to an aggregate of 12,273,757 Class A ordinary shares at exercise prices, which were immediately exercisable. As of December 31, 2023, there were outstanding 333,002 UPOs exercisable for 1,388 Class A ordinary shares, 333,002 UPO Warrants to purchase an additional 694 Class A ordinary shares, and 333,002 UPO Rights to convert to an additional 139 Class A ordinary shares.

As of March 31, 2024, there were outstanding warrants (including Prior Warrants, New Warrants and JAK Warrants) to purchase up to an aggregate of 12,248,757 Class A ordinary shares, which were immediately exercisable. As of March 31, 2024, there were outstanding 333,002 UPOs exercisable for 1,388 Class A ordinary shares, 333,002 UPO Warrants to purchase an additional 694 Class A ordinary shares, and 333,002 UPO Rights to convert to an additional 139 Class A ordinary shares.

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

Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could materially and adversely affect our financial condition and results of operations.

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

The Parent’s memorandum and articles of association contain anti-takeover provisions that could materially and adversely affect the rights of holders of our Class A ordinary shares.

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

Our Board of Directors has the authority, subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our Board of Directors decides to issue preferred shares, the price of our Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected.

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

As the Parent is an exempted company with limited liability incorporated in the Cayman Islands listed on Nasdaq, the Parent is subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like the Parent to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is its home country, may differ significantly from the Nasdaq corporate governance listing standards.

The Parent has relied on home country practice with respect to its corporate governance. The Parent does not have a majority of independent directors serving on its Board of Directors, its audit committee composed entirely of only two independent directors and it has not established a nominating committee and a compensation committee composed entirely of independent directors. For details, please refer to “Management - Committees of our Board of Directors.” As a result, the Parent’s shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

Based upon the manner in which we operate our business, the composition and characterization of our income and assets and the value of our assets, we believe that it is reasonable to take a position that we were not classified as a PFIC for our taxable year ended December 31, 2023. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be classified as a PFIC for the current taxable year or future taxable years. The value of the assets of our Parent for purposes of the PFIC determination will generally be determined by reference to the market price of our Class A ordinary shares, which could fluctuate significantly. Our market capitalization fluctuated significantly during the taxable year ended December 31, 2023. If our market capitalization does not increase or continues to decline, we may be or become classified as a PFIC for the current or future taxable years. If we are treated as a “controlled foreign corporation” (see “— If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.” below), the value of the assets owned by our subsidiaries and consolidated VIEs will be determined by reference to the adjusted tax basis of such assets for U.S. federal income tax purposes, which may increase the likelihood that we are a PFIC. Because we do not currently track adjusted tax basis for U.S. federal income tax purposes, we may not be able to determine whether we are a PFIC in future taxable years. In addition, our PFIC status depends on the manner in which we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). The Internal Revenue Service (the “IRS”) may challenge the composition and characterization of our assets or income or the valuation of our assets, goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or future taxable years. Furthermore, it is not entirely clear how the contractual arrangements between us, the VIEs and their nominal shareholders are treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us. Because of these uncertainties, there can be no assurance we will not be classified as a PFIC for the current taxable year, or will not be classified as a PFIC in the future taxable years.

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

We commenced our operations in April 2015 through Ucommune Venture. In August 2018, we established Beijing U Bazaar.

We underwent a series of restructuring transactions, which primarily included the following:

●	In September 2018, Ucommune Group Holdings was incorporated under the laws of the Cayman Islands.

●	In December 2018, Ucommune HK was incorporated under the laws of Hong Kong.

●	In January 2019, Ucommune Technology, was incorporated in the PRC as a wholly owned subsidiary of Ucommune HK.

●	In May 2019, Ucommune Technology entered into a series of contractual arrangements with Ucommune Venture as well as its shareholders, and the contractual arrangements were renewed in July 2019 and in November 2019.

●	In May 2019, Ucommune Technology entered into a series of contractual arrangements with Beijing U Bazaar as well as its shareholder. In June 2023, in connection with the transfer of equity interests in Beijing U Bazaar, new contractual arrangements on substantially similar terms were entered into to replace the previous ones. Under the contractual arrangements Ucommune Technology entered into with Ucommune Venture and Beijing U Bazaar, respectively, the Parent is the primary beneficiary of such entities and their respective subsidiaries for accounting purposes.

In May 2019, we acquired Melo Inc., a holding company incorporated under the laws of Delaware. Beijing Melo, a company engaging in smart office systems development, is a wholly-owned subsidiary of Melo Inc. We believe the acquisition strengthens our technology capability and enables us to provide advanced office solutions to our members. On January 30, 2019, Beijing Melo entered into a series of contractual arrangements with Weixue Tianxia, a company incorporated in the PRC in December 2017, as well as its shareholders, under which the Parent is the primary beneficiary of Weixue Tianxia for accounting purposes. On December 30, 2023, Beijing Melo, Weixue Tianxia and the shareholders of Weixue Tianxia entered into an agreement to terminate such contractual arrangements. On December 30, 2023, the shareholders of Weixue Tianxia transferred 80% and 20% of the equity interests in Weixue Tianxia to Zhimo Zhao, our director, and one of our employees, respectively.

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

The Parent is regarded as the primary beneficiary of each of Ucommune Venture and Beijing U Bazaar their respective subsidiaries. The Parent treats them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

In this annual report, each of Ucommune Technology and Beijing Melo is referred to as our WFOE and each of Ucommune Venture and Beijing U Bazaar is referred to as the VIE. For more details and risks related to the VIE structure, please see “— C. Organizational Structure — Contractual Arrangements with the VIEs and Their Respective Shareholders” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.”

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

Registration Statements

On February 2, 2021, the Parent completed a follow-on offering of 20,577 Class A ordinary shares and warrants to purchase 20,577 Class A ordinary shares at a combined offering price of US$972.00 for one Class A ordinary share and one firm warrant to purchase one Class A ordinary share (after retroactively adjusted to reflect the 12-to-1 share consolidation effected on November 29, 2023) (the “base offering”). The warrants will expire on February 2, 2026. The underwriter in this offering exercised its option in full to purchase an additional 740,740 warrants at an offering price of US$2.40 per warrant to purchase from us an additional 3,087 warrants shares (after retroactively adjusted to reflect the 12-to-1 share consolidation effected on November 29, 2023), which closed concurrently with the base offering.

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

On April 21, 2022, the Parent effected a 20-to-1 share consolidation in order to cure the deficiency. On May 6, 2022, Nasdaq confirmed that for the last 10 consecutive business days, from April 22, 2022 to May 5, 2022, the closing bid price of the Parent’s Class A ordinary shares was at US$1.00 per share or greater. Accordingly, the Parent has regained compliance with Listing Rule 5550(a)(2) and this matter has been closed.

On July 21, 2023, the Parent received a written notification letter from the Nasdaq that the Parent is not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for 30 consecutive business days. Based on the closing bid price of the Parent’s Class A ordinary shares for the 30 consecutive business days from June 6, 2023 to July 20, 2023, the Parent no longer meets the minimum bid price requirement.

On November 29, 2023, the Parent effected a 12-to-1 share consolidation in order to cure the deficiency. On December 14, 2023, Nasdaq confirmed that for the last 10 consecutive business days, from November 30, 2023 through December 13, 2023, the closing bid price of the Parent’s Class A ordinary shares was at US$1.00 per share or greater. Accordingly, the Parent has regained compliance with Listing Rule 5550(a)(2) and this matter has been closed.

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

The Securities Purchase Agreement, Debenture, JAK Warrants were amended on March 1, 2022, August 29, 2022, October 25, 2022, January 24, 2023, June 7, 2023 and January 30, 2024 to set and amend the Floor Price. Following the 12-to-1 share consolidation effected on November 29, 2023, the Floor Price per Class A ordinary share, par value of US$0.024 each (each an “Ordinary Share”) has been automatically adjusted to US$15.6, and effective on December 21, 2023, the exercise price of the Warrants has been automatically adjusted to US$3.37 per Ordinary Share pursuant to the mechanism provided under Section 3(a)(ii) of the JAK Warrants.

Based on the amendment agreements dated January 30, 2024, the Parent and the Purchaser amended and restated the Termination Date for purposes of the Series B Warrant to December 31, 2024 for the Ordinary Shares issuable upon exercise of the Series B Warrant that are registered under the registration statement on Form F-3 of the Parent (File No. 333-257664) (the “F-3 Registration Statement”), and to 12 months following the effectiveness of a registration statement to be filed under the Securities Act registering the remaining unregistered Ordinary Shares issuable upon exercise of the Series B Warrant for such remaining Ordinary Shares. With respect to the Ordinary Shares issuable upon exercise of each of the Warrants that are registered under the F-3 Registration Statement, the Floor Price was amended and restated to US$3.37 per Ordinary Share. . While the JAK Warrants remain outstanding, the Parent will not issue Class A ordinary shares or Class A ordinary share equivalents at a price per share or with a conversion or exercise price per share, as applicable, that is below the Floor Price without the prior written consent of the Purchaser.

On August 1, 2023, we fully repaid the remaining principal amount plus interests accrued and unpaid under the Debenture.

Extraordinary General Meeting for Reverse Share Split and Voting Ratio Change

On March 16, 2022, the Parent announced an extraordinary general meeting (the “April EGM”) to be held at 10 A.M. on April 21, 2022, Beijing time, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Parent’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Parent (the “2022 Share Consolidation”). At the April EGM, the Parent’s shareholders approved the 2022 Share Consolidation. As a result, the 2022 Share Consolidation became effective at 5 P.M. on April 21, 2022, U.S. Eastern time, and the Class A ordinary shares began trading on a post-share consolidation basis on the Nasdaq Capital Market when the market opened on the next business trading day under the same symbol “UK” but under a new CUSIP number of G9449A 209. No fractional shares were issued in connection with the 2022 Share Consolidation. All fractional shares were rounded up to the whole number of shares. Immediately following the 2022 Share Consolidation, the authorized share capital of the Company became US$50,000.00 divided into 25,000,000 ordinary shares of par value of US$0.002 each, comprising (1) 20,000,000 Class A ordinary shares of par value of US$0.002 each and (2) 5,000,000 Class B ordinary shares of par value of US$0.002 each.

On August 2, 2022, the Parent announced an extraordinary general meeting (the “August EGM”) to be held at 10 A.M. on August 19, 2022, Beijing time, to change the voting power of the Class B ordinary shares of par value of US$0.002 each from fifteen (15) votes for each Class B ordinary share to thirty-five (35) votes for each Class B ordinary share (the “Voting Ratio Change”). On August 9, 2022, the Parent announced the adjournment of the August EGM to 10 A.M. on August 24, 2022, Beijing time. At the August EGM, the Parent’s shareholders approved the Voting Ratio Change. As a result, with immediate effect, each Class A ordinary shares, par value of US$0.002 each, of the Parent was entitled to one (1) vote on all matters subject to vote at general and special meetings of the Parent and each Class B ordinary share was entitled to thirty-five (35) votes on all matters subject to vote at general and special meetings of the Parent.

On October 13, 2023, the Parent announced an extraordinary general meeting (the “November EGM”) to be held at 10 A.M. on November 29, 2023, Beijing time. At the November EGM, the Parent’s shareholders approved:

(1)	an increase of authorized share capital from US$50,000.00 divided into 25,000,000 ordinary shares of par value of US$0.002 each, comprising (i) 20,000,000 Class A ordinary shares of par value of US$0.002 each and (ii) 5,000,000 Class B ordinary shares of par value of US$0.002 each, to US$600,000.00 divided into 300,000,000 ordinary shares of par value of US$0.002 each, comprising (i) 240,000,000 Class A ordinary shares of par value of US$0.002 each and (ii) 60,000,000 Class B ordinary shares of par value of US$0.002 each, by creating additional 220,000,000 authorized but unissued Class A ordinary shares and 55,000,000 authorized but unissued Class B ordinary shares (the “Increase of Share Capital”);

(2)	a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Parent’s issued and unissued share capital into one ordinary share with par value of US$0.024 (the “2023 Share Consolidation”), so that the authorized share capital of the Parent will be US$600,000.00 divided into 25,000,000 ordinary shares of par value of US$0.024 each, comprising (i) 20,000,000 Class A ordinary shares of par value of US$0.024 each and (ii) 5,000,000 Class B ordinary shares of par value of US$0.024 each; and

(3)	an amendment of the Parent’s memorandum and articles of association currently in effect to (i) reflect the Increase of Share Capital and the 2023 Share Consolidation and (ii) change the voting power of the Class B ordinary shares of par value of US$0.024 each (the “Class B Ordinary Shares”) from thirty-five (35) votes for each Class B Ordinary Share to fifty-five (55) votes for each Class B Ordinary Share.

Holders of Class B ordinary shares approved such variation of rights of Class B ordinary shares on October 10, 2023 pursuant to the Current M&A. As a result, with immediate effect, each Class A ordinary shares, par value of US$0.024 each, of the Parent is entitled to one (1) vote on all matters subject to vote at general and special meetings of the Parent and each Class B Ordinary Share is entitled to fifty-five (55) votes on all matters subject to vote at general and special meetings of the Parent.

The 2023 Share Consolidation became effective at 5 P.M. on November 29, 2023, U.S. Eastern time. As a result of the 2023 Share Consolidation, each 12 pre-split ordinary shares outstanding automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholders, and the terms of the outstanding warrants, unit purchase options and awards under share incentive plans of the Parent were adjusted automatically without any action on the part of the holders of those warrants, unit purchase options and awards under share incentive plans.

Beginning with the opening of trading on November 30, 2023, U.S. Eastern time, the Parent’s Class A ordinary shares began trading on a post-share consolidation basis on the Nasdaq Capital Market under the same symbol “UK” but under a new CUSIP number of G9449A 134. No fractional shares were issued in connection with the share consolidation. All fractional shares were rounded up to the whole number of shares.

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

We launched our first space in September 2015, and have since expanded our operations into 53 cities as of December 31, 2023. We operate our spaces under the following two models:

Self-operated Model. We have two categories of spaces under our self-operated model. We disposed of the subsidiary responsible for U studio category in December 2022 and terminated related operations, where we leased scattered and small office spaces with area generally less than 200 m2 each from landlords and built the spaces using our proprietary SOP.

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

Enterprise Members

Our unique and comprehensive network of agile office spaces covering economically vibrant regions, including all the tier-1 and new tier-1 cities in China, provides our enterprise members with flexible and cost-efficient office space solutions, particularly for their geographic expansion, helping them to rapidly achieve scale and enhance productivity. As of December 31, 2023, we had approximately 39,130 enterprise members ranging from large enterprises to SMEs.

Our enterprise member base is diverse in terms of size, industry and geography with a healthy mix of large enterprise members and SME members.

— Large enterprise members

Large enterprise members are enterprise members with 100 or more employees. Compared to SME members, large enterprise members generally occupy more workstations and enter into leases with longer terms, which offer better visibility on our future revenue. Under long-term leases for dedicated spaces of more than 100 workstations, we usually conduct large-scale customization to suit member needs.

— SME members

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

Individual Members

Our individual members consist primarily of employees of our enterprise members and freelancers. As of December 31, 2023, we had approximately 1,166,170 individual members. A large portion of our individual members using workstations have bachelor’s or master’s degrees and their annual incomes are higher than per capita disposable income in China.

They generally spend an average of eight hours in our spaces during a typical working day, providing us with opportunities to offer services to help their career advancement and improve the quality of their personal lives. As of December 31, 2023, approximately 19,120 of our individual members were using workstations.

Our Operating Models

As of December 31, 2023, we had 95 spaces across 53 cities of which 79 spaces were in operation, providing approximately 29,850 workstations to our members, and 16 spaces were under decoration or preparation for decoration. The following table sets forth some of our operating metrics as of the dates indicated:

	As of December 31, 2021	As of December 31, 2022	As of December 31, 2023
Number of cities	65	75	53
Number of Spaces	273	207	95
Number of spaces under self-operated model(1)	108	77	26
Number of spaces under asset-light model	165	130	69
Managed area (m2)(2)	865,150	743,060	466,330
Managed area under self-operated model	242,335	130,230	51,830
Managed area under asset-light model	622,815	612,830	414,500
Number of spaces in operation	220	174	79
Number of workstations of spaces in operation(2)	62,580	51,040	29,850
Number of members(2)	1,176,970	1,193,930	1,205,310
Number of individual members	1,141,780	1,156,350	1,166,170
Number of individual members using workstations	44,580	27,430	19,120
Number of enterprise members	35,180	37,580	39,130
Occupancy rate for all spaces in operation	70%	51%	62%
Occupancy rate for mature spaces	76%	52%	58%

Notes:

(1)	As spaces under U Studio category were small offices, we counted one or more small offices operated under U Studio category in one building as one space. As of December 31, 2020 and 2021, we cooperated with 132 and 132 landlords counted by property ownership certificate, respectively, under U Studio category. We disposed of the subsidiary responsible for U studio category in December 2022 and terminated related operations.

(2)	Approximate number subject to rounding adjustments.

(3)	As spaces under U Studio category were small offices, we leased the entire space to members instead of leasing all or some of the workstations therein. Therefore, the number of workstations under U Studio category was counted by dividing the managed area of our spaces in operation under U Studio category by the average area per workstation of 4.5 m2.

Based on different operating models and revenue sources, we categorize our spaces into two models:

Self-operated Model

The self-operated model has two categories, namely U Space and U Design. We disposed of the subsidiary responsible for U studio category in December 2022 and terminated related operations, where we leased small office spaces scattered in commercial office buildings, conducted moderate alterations and provided streamlined operating services to members.

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

We generate revenue by directly leasing spaces to members and charging monthly rent in the form of membership service fees or office workstation rental fees. We also generate revenue by leasing storefronts, restaurants and workstations to our business partners who occupy our spaces to provide services to our members. As of December 31, 2023, we had 11 spaces under the U Space category, all of which were spaces in operation with approximately 6,310 workstations available for members.

U Design

For members who wish to bring the Ucommune experience to their own office spaces, we provide an option of customizing an office space according to the specifications of our members. We provide one-stop services to our members, from advisory services on location selection, design and build services, to delivery and operation services.

We provide the services under this model on an as-needed basis, and we generate revenue from services actually provided, such as operating fees, advisory fees and fees related to design and build of the spaces. As of December 31, 2023, we had 15 spaces under U Design category, including 14 spaces in operation with approximately 1,450 workstations available for members.

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

As of December 31, 2023, we had 69 spaces under the asset-light model with managed area of approximately 414,500 m2, representing 89% of the aggregate managed area of approximately 466,330 m2 of all spaces. In 2023, we launched 12 new spaces under our asset-light model with managed area of approximately 21,680 m2. In 2021, 2022 and 2023, we generated operating profit from the subsidiary that operates agile office spaces under our asset-light model. We intend to focus on expanding our asset-light business as one of our major growth drivers.

U Brand

Under this model, landlords engage us to design and build spaces in accordance with our standards and landlords bear the associated costs. Alternatively, landlords can deliver us fully furnished spaces that meet our standards of design and functions. As such, U Brand does not require us to incur significant capital investments to build and launch new spaces. Under this model, our revenue consists of:

●	consultation fees relating to branding, design and build services,

●	management fees for operating services, and

●	under certain contracts, incentive fees based on the financial performance of the spaces.

As of December 31, 2023, we had 39 spaces under the U Brand category, including 33 spaces in operation with approximately 14,200 workstations available for members.

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

We generate revenue under a revenue sharing mechanism with landlords. As of December 31, 2023, we had 30 spaces under the U Partner category, including 21 spaces in operation with approximately 7,510 workstations available for members.

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

Our spaces also feature various smart functions that aim to improve our members’ experience. Facial-recognition and smart monitoring systems are available in the majority of our spaces. As of December 31, 2023, cloud access control had been installed in approximately 90% of our spaces; and approximately 70% of our conference rooms were equipped with smart conferencing systems, featuring screen casting and video conferencing. Our members can host video conferences across departments and geographical locations.

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

With a team of over 30 experienced architects and designers as of December 31, 2023, we have built strong in-house design-and-build capabilities. Our architects and designers were trained in the world’s top-tier architecture firms and are knowledgeable about China’s local markets. They have rich experience in designing agile office spaces and can deliver a three-dimension design in a short time with the use of advanced software and modelling technology. Certain design plans of our spaces have been published in renowned architecture websites and received positive feedback. With our enhanced design and build capabilities, we plan to provide customers with prefabricated office design products.

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

— Premium Product Line

Our premium product line serves as flagship Ucommune spaces and are critical to our branding. As our top product line, it features premium facilities and decor. We usually design the space with a customized theme and redevelop the entire space in accordance with the design. As of December 31, 2023, we had four spaces under our premium product line, all of which are spaces in operation with approximately 2,250 workstations available for members.

— Superior Product Line

We develop the superior product line with high-end facilities and decor. As of December 31, 2023, we had nine spaces under our superior product line, all of which were in operation with approximately 4,790 workstations available for members.

— Standard Product Line

We develop our standard product line by utilizing the original facilities and decor and conduct necessary modelling. Our goal is to complete the redevelopment of the properties in a cost-efficient manner while ensuring the proper functioning of our working spaces. As of December 31, 2023, we had 82 spaces under our standard product line, including 66 spaces in operation with approximately 36,100 workstations available for members.

Management

Our management team has a deep understanding of and rich experience in operating chain commercial real estate space, such as hotels and serviced apartments. Combined with our refined SOP on agile office space operations, we have significantly streamlined and simplified the operation of our spaces while maintaining our superior services that our members expect.

Led by our management team, we have an experienced operating and community management team including, among others, more than 142 operating staff with hotel operation or other service industry experience. We offer training to our operating staff on various aspects of space operation, including facilities and amenities maintenance, cleaning, security and other services. We also provide an operating guidance manual, which serves as a reference when the operating staff encounters problems in daily operations.

Operating Efficiency

We have achieved high efficiency as a result of our development and management capabilities. As of December 31, 2023, one operating staff operated on average approximately 2,240 m2 of our spaces in China.

Furthermore, the profitability profile of our agile office space services is partly driven by the maturity of our agile office spaces, or the period a space has been open to our members. Once a space reaches maturity, occupancy is generally stable, our initial investment in build-out and sales and marketing to acquire members is complete and the space typically generates recurring revenue and cash flow. As of December 31, 2023, the overall occupancy rate for our 79 total spaces in operation and 48 mature spaces was approximately 62% and 58%, respectively. We experienced increased occupancy rates as a result of the recovery of market demand and adjustment of promotion policy in 2023.

U Plus Services

In addition to agile office space services, we seek to provide comprehensive services to empower our members, which we refer to as U Plus services, to improve the experience of our members and to build a vibrant Ucommune community serving wider group of members beyond physical spaces.

We are dedicated to providing services by ourselves or through our business partners and investees. Business partners are third-party service providers who, through our spaces or technology-driven platform, sell services to our members. We screen and select reputable business partners through a rigorous screening process to help ensure that the quality of services they provide meet our standards. As of December 31, 2023, we had cooperated with over 700 business partners to provide U Plus services ranging from office services to lifestyle, from general corporate services to advertising and branding services, and from self-development to social networking.

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

Utilizing our offering of U Plus services and technology capabilities, we have experienced growth in our member base, increasing from approximately 1,176,970 as of December 31, 2021 to approximately 1,193,930 as of December 31, 2022, and further to approximately 1,205,310 as of December 31, 2023.

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

We utilize our strong membership base to distinguish our marketing and branding services and attract customers. For example, many of our SMEs members have significant financing needs and are target customers for online financial service providers. We have attracted certain online financial service providers as the major customers of our advertising and branding services since 2019. In 2023, we provided services to two top online financial service providers.

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

Technology

Technology is the core of our business, enabling us to operate our spaces with high efficiency and build an integrated platform to serve and empower our members online and offline. Our research and development team, consisting of 16 staff with extensive internet- and technology-industry backgrounds, focuses on optimizing our systems based on business development, data analytics and member feedback. We plan to invest in technology to refine our data analytics and technologies capabilities to improve our operating efficiency and drive monetization opportunities.

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

Smart Conferencing System

Our smart conferencing system, integrated with U Bazaar, manages the availability and booking of our conference rooms. Screen casting and video conferencing can be enabled through our smart conferencing system and allows members to have video conferences across departments, locations and cities without modifying their current network or having to pre-install software. As of December 31, 2023, approximately 70% conference rooms were equipped with smart conferencing systems.

Access Control System

Our artificial intelligence-powered access control system enables centralized management of access to our spaces. We use facial recognition technology to control access. Once members and visitors upload their pictures onto U Bazaar, our access control system allows members and visitors with proper authorization to enter our spaces.

We also use QR codes and Bluetooth-enabled access control technology to allow members and visitors to enter our spaces by using their mobile devices. As of December 31, 2023, over 50 of our agile office spaces were equipped with facial recognition access control, and cloud-based security system cover almost all of our agile office spaces.

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

As of March 15, 2024, we had registered 1,064 trademarks, 71 copyrights and 31 domain names in the PRC, which include the domain name of our main operating website (www.ucommune.com). As of the same date, we had registered three patents, 251 trademarks and four domain names outside of China, and had one patent application outside of China.

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

According to the requirement of the Fire Prevention Law and Interim Provisions on the Administration of the Fire Protection Design Review and Final Inspection of Construction Projects (the “Interim Provisions”), which became effective in June 2020 and were amended in August 2023, the housing and urban-rural development authorities of the local government at or above the county level (the “fire protection design review and final inspection authorities”) shall undertake fire protection design review, fire protection final inspection and recordation and random inspection of construction projects within their respective administrative regions. For construction projects that satisfy certain criteria (the “special construction projects”), the construction institutions shall apply for fire prevention design review and approval.

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

In addition to the Telecommunications Regulations and other regulations above, the apps are specially regulated by the Regulations for the Administration of Mobile Internet Applications Information Services (the “APP Provisions”), which were promulgated by the CAC in June 2016 and became effective in August 2016, and were amended in August 2022. Pursuant to the APP Provisions, the APP information service providers shall satisfy relevant qualifications required by laws and regulations, strictly carry out the information security management responsibilities and fulfill their obligations in various aspects relating to the real-name system, protection of users’ information and the examination and management of information content.

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

On February 25, 2023, the SAMR issued the Measures for the Administration of Internet Advertising, effective on May 1, 2023 (“the Measures”). The Measures defines internet advertising as any commercial advertising that directly or indirectly promotes goods or services through websites, webpages, internet applications and other internet media in the forms of words, picture, audio, video or others. According to the Measures, an internet advertisement must be identifiable and clearly identified as an “advertisement” to the consumers. Paid search advertisements are required to be clearly distinguished from natural search results. Internet advertisement publishers must verify relevant supporting documents and check the content of the advertisement and are prohibited from publishing any advertisement with unverified content or without all the necessary qualifications.

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

C. Organizational Structure

The following chart shows our corporate structure as of March 31, 2024, including our principal subsidiaries and the VIEs. The Nasdaq-listed entity is the Parent, Ucommune International Ltd, and the public shareholders are purchasing the equity interests of the Parent. The VIEs and our principal subsidiaries are the operating entities.

Ucommune International Ltd (Cayman Islands)
100%
Ucommune Group Holdings Limited (Cayman Islands)
100%
Melo Inc. (Delaware)
100%
Melo Hong Kong Limited
100%
Ucommune Group Holdings (Hong Kong) Limited
100%
Offshore Operating Companies
Off Shore
On Shore
100%
Ucommune (Beijing) Technology Co., Ltd. ("Ucommune Technology") WFOE
100%
Beijing Melo Technology Co., Ltd.(Beijing Melo) ("Beijing Melo")
Contractual Arrangements
Angela Bai
Bin Zhao
Beijing Longxi Real Estate Development Co., Ltd
Cooperative Space (Tianjin) Office Service Co., Ltd
Tianjin Zhenge Tianfeng Investment Center (Limited Partnership)
Liang Chen
Beijing Sequoia Xinyuan Equity Investment Center (Limited Partnership)
Co-creation (Tianjin) Office Service Co., Ltd
Jinwang Zhou
Other holders, each owns less than 3% of the equity interests individually (1)
Geng Cao
26.099%
7.785%
4.828%
3.915%
3.516%
3.358%
3.327%
3.312%
3.198%
40.662%
Contractual Arrangements
Ucommune (Beijing) Venture Investment Co., Ltd. ("Ucommune Venture"), a VIE (2)
100%
Beijing Ubazaar Technology Co., Ltd. ("Beijing U Bazaar"), a VIE (3)
100%
Beijing Zerone Management & Consulting Company Ltd. ("Beijing Zerone")

Notes:

(1)	As of March 31, 2024, other holders which own less than 3% of the equity interests individually includes the following: Zhuhai Qianyi Hongtong Investment Fund (Limited Partnership) holds 2.430%, Beijing Pusi Investment Co., Ltd holds 2.352%, Zhuhai iKang Jiahua Asset Management Partnership (Limited Partnership) holds 2.243%, Wuxi Zhongrong Rongyouchuangxiang Investment Enterprise (Limited Partnership) holds 2.176%, Beijing Zhongkai Investment & Development Co., Ltd holds 2.146%, Xiamen Ruizhiye Equity Investment Co., Ltd holds 2.112%, Ningbo Enterprise One Investment Management Partnership (Limited Partnership) holds 2.057%, Juyuan Xincheng (Tianjin) Commercial Management Partnership (Limited Partnership) holds 2.032%, Beijing Gongqing Success Enterprise Management Center (Limited Partnership) holds 1.983%, Beijing Yirun Chuangyin Investment Center (Limited Partnership) holds 1.946%, Beijing Yintai Land Commercial Co., Ltd holds 1.865%, Yongzhou Ruru Culture Technology Co., Ltd holds 1.612%, Shenzhen Yiwenda Investment Management Consulting Co., Ltd holds 1.447%, Beijing Hongtai Jinyi Management Consulting Co., Ltd holds 1.430%, Peizhi Wang holds 1.273%, Jiangxi Fusen Information Technology Co., Ltd holds 1.257%, Zhiyong Zhao holds 1.129%, Xinjiang Xinzhongshuo Marketing Co., Ltd holds 1.022%, Beijing Silk Road Cloud and Investment Center (Limited Partnership) holds 0.700%, Shanghai Yongbai Lian investment management co., LTD holds 0.678%, Ping Wang holds 0.667%, Jun Qin holds 0.662%, Jiahui Gan holds 0.659%, Shandong Guohui Investment Co., Ltd holds 0.499%, Shanghai Gopher Rongze Investment Center (Limited Partnership) holds 0.487%, Innovation Factory (Beijing) Enterprise Management Co., Ltd holds 0.487%, Xinyu Guanda Architectural Design Consulting Co., Ltd holds 0.479%, Zhuangkun He holds 0.471%, Lhasa Songhe Incubator Management Co., Ltd holds 0.423%, Jiaxing Chuanghe Huijin Equity Investment Partnership (Limited Partnership) holds 0.379%, Tianjin Ruihe Technology Co., Ltd holds 0.352%, Min Jiang holds 0.347%, Feifei Yi holds 0.328%, Chao Dai holds 0.243%, Kaifeng Cultural Tourism Investment Group Co., Ltd holds 0.203%, and Sichuan Xinwen Investment Co., Ltd holds 0.085%.

(2)	Ucommune Venture, a VIE, is an entity in which our operations are conducted. Ucommune Venture and Ucommune Technology, the WFOE, entered into a series of contractual arrangements.

(3)	Beijing U Bazaar, a VIE, is an entity in which our operations are conducted. Beijing U Bazaar and Ucommune Technology, the WFOE, entered into a series of contractual arrangements.

The Parent is not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries and through contractual arrangements with the VIEs based in China, and this structure involves unique risks to investors. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and investors may never hold equity interests in the Chinese operating companies. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in VATSs and certain other businesses. We currently conduct our VATS business through Beijing U Bazaar, including value-added online services for our members. We also plan to engage in VATS business and other businesses which may subject to foreign investment restrictions through Ucommune Venture in the future. The VIE structure would afford us greater flexibility in expanding our business scope and implementing our business strategies in compliance with PRC laws and regulations in the future as our business expands. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. If the PRC government deems that our contractual arrangements with the consolidated VIEs domiciled in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. In addition, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed on us by the PRC government. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of the Parent, our subsidiaries or the VIEs by the PRC government to transfer cash. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.”

Contractual Arrangements with the VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in VATSs and certain other businesses. We are a company incorporated in the Cayman Islands. We currently conduct our VATS business through Beijing U Bazaar, including value-added online services for our members. We also plan to engage in VATS business and other businesses which may subject to foreign investment restrictions through Ucommune Venture in the future.

The Parent and our subsidiaries operate our business mainly through the VIEs in the PRC, based on a series of contractual arrangements. As of December 31, 2021, 2022 and 2023, the consolidated VIEs accounted for an aggregate of 92.0%, 98.9% and 91.9%, respectively, of our consolidated total assets and 106.2%, 95.5% and 96.4%, respectively, of our consolidated total liabilities. In 2021, 2022 and 2023, the consolidated VIEs accounted for an aggregate of 97.2%, 97.4% and 100.0%, respectively, of our consolidated total net revenue. See our consolidated financial statements and the related notes included elsewhere in this annual report.

The following is a summary of the contractual arrangements by and among Ucommune Technology, Ucommune Venture and the shareholders of Ucommune Venture, and the contractual arrangements by and among Ucommune Technology, Beijing U Bazaar and the shareholder of Beijing U Bazaar. For the complete text of these contractual arrangements, see the copies filed or incorporated by reference as exhibits to the annual report filed with the SEC.

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

On May 20, 2019, Ucommune Technology, Beijing U Bazaar and the shareholder of Beijing U Bazaar entered into an equity pledge agreement, which contains terms substantially similar to the equity pledge agreement described above. On June 26, 2023, the then shareholder of Beijing U Bazaar transferred 100% equity interests in Beijing U Bazaar to one of our employees. In connection with this transfer, on June 26, 2023, such employee entered into a new series of contractual arrangements, including equity pledge agreement, exclusive option agreement and voting rights proxy agreement, with Ucommune Technology and Beijing U Bazaar on terms substantially similar to the previous ones, and the contractual arrangements previously entered into on May 20, 2019 were terminated on the same date.

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

On May 20, 2019, Ucommune Technology, Beijing U Bazaar and the shareholder of Beijing U Bazaar entered into an exclusive purchase option agreement, which contains terms substantially similar to the exclusive purchase option agreement described above. On June 26, 2023, in connection with the transfer of equity interests in Beijing U Bazaar as discussed above, the exclusive purchase option agreement previously entered into on May 20, 2019 was terminated, and a new one on substantially similar terms was entered into among Ucommune Technology, Beijing U Bazaar and the new shareholder of Beijing U Bazaar.

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

On May 20, 2019, Ucommune Technology, Beijing U Bazaar and the shareholder of Beijing U Bazaar entered into a shareholders’ voting rights proxy agreement, which contains terms substantially similar to the shareholders’ voting rights proxy agreement described above. On June 26, 2023, in connection with the transfer of equity interests in Beijing U Bazaar as discussed above, the shareholders’ voting rights proxy agreement previously entered into on May 20, 2019 was terminated, and a new one on substantially similar terms was entered into among Ucommune Technology, Beijing U Bazaar and the new shareholder of Beijing U Bazaar.

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

In addition to our leased agile office spaces and offices, as of December 31, 2023, we had self-owned properties in China with an aggregate area of approximately 3,437.14 m2. We primarily use these properties for our agile office spaces.

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

A. Operating Results

Overview

Our brand is one of the most recognized agile office space brands in China. We operate a leading agile office space community in China in terms of the number of spaces, aggregate managed area and number of cities covered. We had 95 agile office spaces across 53 cities as of December 31, 2023.

As of the same date, we had 79 spaces in operation, providing approximately 29,850 workstations to our members and we also had 16 spaces under decoration or preparation for decoration. As of December 31, 2023, we had approximately 1,205,310 members, including approximately 1,166,170 individuals and 39,130 enterprises, ranging from large enterprises to SMEs.

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

As of December 31, 2023, we had 69 spaces under the asset-light model with managed area of approximately 414,500 m2, representing 89% of the aggregate managed area of approximately 466,330 m2 of all spaces. In 2023, we launched 12 new spaces under our asset-light model with managed area of approximately 21,680 m2. In 2021, 2022 and 2023, we generated operating profit from the subsidiary that operates agile office spaces under our asset-light model. We intend to focus on expanding our asset-light business as one of our major growth drivers.

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

The COVID-19 outbreak has materially and adversely affected our financial condition and results of operation. Net revenue in 2022 and 2023 decreased partially due to the temporary closure of our spaces during the break and we experienced difficulty in collection of receivables, which resulted in additional allowance for doubtful accounts or impairment loss. In addition, our workspace membership services revenues decreased in 2022 and 2023, partially due to decreased overall occupancy rate from 70% as of December 31, 2021 to 51% as of December 31, 2022 and closures of unprofitable spaces primarily caused by the COVID-19 outbreak. Since December 2022, many of the restrictive measures previously adopted by the PRC government at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures. As a result, there has recently been and may continue to be an increase in COVID-19 cases in China, which may lead to temporary interruptions to business operations. The COVID-19 outbreak has resulted in, and may intensify global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows in 2022 and beyond will depend on future developments, which are highly uncertain and cannot be reasonably estimated at this time. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.”

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

Our Ability to Refine our Agile office Space Network

Given that an important portion of our net revenue is from workspace membership, our net revenue growth depends on our ability to refine our agile office space network and expand our community. Since the launch of our first agile office space in September 2015, we have expanded our operations across 35 cities primarily through our self-operating model. We derive substantially all of our net revenue from operations within Greater China.

We have developed an asset-light model by providing landlords with our design and build and operation capabilities. Our asset-light model has two categories, i.e., U Brand and U Partner. Under U Brand, we primarily receive management fees from landlords. Under U Partner, we primarily share revenue with landlords. We operate agile office spaces under our asset-light model through one subsidiary. In 2021, 2022 and 2023, the net revenue and operating profit of this subsidiary were relatively insignificant to us. However, the subsidiary generated operating profit while we incurred overall loss from operations.

Our spaces under the asset-light model increased from 125 as of December 31, 2020 to 165 as of December 31, 2021 and subsequently decreased to 130 as of December 31, 2022. With the expansion of our agile office space network, our business may be exposed to additional risks. For example, our impairment loss on property and equipment and right-of-use assets was RMB3.3 million (US$0.5 million) in 2023, as compared to RMB13.9 million in 2022, primarily associated with the spaces where carrying value is not expected to be fully recoverable.

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

Growth in Our Member Base and Pricing of Our Agile Office Space Services

We generate an important portion of our net revenue from providing various agile office space solutions to our members from whom we collect monthly rent in the form of membership service fees in accordance with membership service contracts or office workstation rental fees in accordance with office workstation rental contracts. The key contract terms and services provided under both membership service contracts and office workstation rental contracts are identical. Therefore, our results of operations are directly affected by the growth in our member base and the pricing of our agile office space services. The number of individual members using workstations decreased from approximately 44,580 as of December 31, 2021 to approximately 27,430 as of December 31, 2022, and further to approximately 19,120 as of December 31, 2023.

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

Development of U Plus Services

We derive revenue from U Plus services in cooperation with our business partners and investees. As of December 31, 2023, we had over 700 business partners. Our member base has grown from approximately 1,176,970 as of December 31, 2021 to approximately 1,193,930 as of December 31, 2022, and further to approximately 1,205,310 as of December 31, 2023. As our business grows, we have opportunities to provide more services and build a vibrant community serving wider group of members beyond the physical spaces.

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

Net Revenue

The following table sets forth a breakdown of our net revenue, in absolute amounts and as percentages of total net revenue, for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenue
Workspace membership revenue	376,642	35.6	258,796	39.2	124,140	17,485	27.0
Marketing and branding services revenue	463,475	43.8	287,453	43.5	237,373	33,433	51.6
Other services revenue	217,391	20.6	114,492	17.3	98,307	13,846	21.4
Total net revenue	1,057,508	100.0	660,741	100.0	459,820	64,764	100.0

Workspace Membership Revenue. We generate our net revenue by providing various agile office space solutions to members from whom we collect monthly rent in the form of membership service fees or office workstation rental fees. Our workspace membership net revenue primarily includes fees generated through our agile office spaces services under our self-operated model, fees generated through revenue sharing under U Partner, and also includes other net revenue in relation to utilizing our spaces, such as net revenue generated from service fees for using our conference rooms.

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue (excluding impairment loss)
Workspace membership	508,121	44.8	339,088	46.1	141,462	19,925	31.1
Marketing and branding services	444,717	39.2	291,568	39.7	223,861	31,530	49.2
Other services	181,222	16.0	104,311	14.2	89,461	12,600	19.7
Total cost of revenue (excluding impairment loss)	1,134,060	100.0	734,967	100.0	454,784	64,055	100.0

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue (excluding impairment loss) for workspace membership
Lease expenses	260,318	51.2	167,369	49.4	60,464	8,516	42.7
Employee compensation and benefits	75,853	14.9	35,643	10.5	14,648	2,063	10.4
Depreciation and amortization	67,653	13.3	49,001	14.5	11,116	1,566	7.9
Other workspace operating costs	104,297	20.6	87,075	25.6	55,234	7,780	39.0
Total cost of revenue (excluding impairment loss) for workspace membership	508,121	100.0	339,088	100.0	141,462	19,925	100.0

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

Our gain on disposal of long-term investments was generated from disposal of equity investments.

(Loss)/Gain on Disposal of Subsidiaries

Our (loss)/gain on disposal of subsidiaries was generated from the disposal of several subsidiaries.

Taxation

Cayman Islands

Ucommune International Ltd and Ucommune Group Holdings are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporate or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Ucommune International Limited, our subsidiary incorporated in the British Virgin Islands, is not subject to income tax in the British Virgin Islands.

Hong Kong

Ucommune HK, our subsidiary incorporated in Hong Kong, is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first two million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it had no assessable profit for 2021, 2022 and 2023.

Singapore

Ucommune Singapore Pte. Ltd. and Ucommune Technology Pte. Ltd, our subsidiaries incorporated in Singapore, are subject to Singapore corporate income taxes at the rate of 17% for 2021, 2022 and 2023.

United States

Melo and Ucommune N.Y. Corp. are incorporated in the U.S. and are subject to the U.S. federal income taxes. According to U.S. tax reform, a flat corporate income tax rate of 21% was effective beginning in 2018.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law (the “PRC EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

According to the requirements of Caishui [2014] No. 26, enterprises that qualify as encouraged industrial enterprises located in Hengqin New Area in Guangdong province, Ping Tan Comprehensive Experimental Area in Fujian province and Qianhai Shenzhen-Hong Kong Modern Service Cooperation Zone in Shenzhen are subject to a tax rate of 15%. One of our subsidiaries, Shengguang Zhongshuo, an advertising company, was established in September 2015 in Hengqin New Area. Its main business belongs to one of the industries in the tax preferential catalogue, which accounts for more than 70% of the total income of enterprises, so it has enjoyed 15% preferential tax rate of income tax. The original policy expired on December 31, 2020. On May 25,2022, the State Finance and Taxation Department issued the Notice on Preferential Policies for Enterprise Income Tax in Hengqin Guangdong-Macao Deep Cooperation Zone (Caishui [2022] No.19). On February 1, 2023, Hengqin Guangdong-Macao Deep Cooperation Zone Taxation Bureau, State Administration of Taxation issued Announcement on Issues Relating to the Substantial Operation of Eligible Industrial Enterprises in the Hengqin Guangdong-Macao Deep Co-operation Zone ([2023] No. 1). These policies continue the policy of collecting enterprise income tax at a reduced preferential tax rate of 15% for eligible enterprises.

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Consolidated Statements of Operation Data:
Net revenue
Workspace membership revenue	376,642	35.6	258,796	39.2	124,140	17,485	27.0
Marketing and branding services revenue	463,475	43.8	287,453	43.5	237,373	33,433	51.6
Other services revenue	217,391	20.6	114,492	17.3	98,307	13,846	21.4
Total net revenue	1,057,508	100.0	660,741	100.0	459,820	64,764	100.0
Cost of revenue (excluding impairment loss):
Workspace membership	(508,121)	(48.0)	(339,088)	(51.3)	(141,462)	(19,925)	(30.8)
Marketing and branding services	(444,717)	(42.1)	(291,568)	(44.1)	(223,861)	(31,530)	(48.7)
Other services	(181,222)	(17.1)	(104,311)	(15.8)	(89,461)	(12,600)	(19.5)
Total cost of revenue (excluding impairment loss)	(1,134,060)	(107.2)	(734,967)	(111.2)	(454,784)	(64,055)	(99.0)
Impairment loss on long-lived assets and long-term prepaid expenses	(114,485)	(10.8)	(111,308)	(16.9)	(29,109)	(4,100)	(6.3)
Impairment loss on goodwill	(1,504,525)	(142.3)	(43,011)	(6.5)	—	—	—
Sales and marketing expenses	(61,670)	(5.8)	(27,109)	(4.1)	(13,801)	(1,944)	(3.0)
General and administrative expenses	(376,417)	(35.6)	(108,013)	(16.4)	(101,119)	(14,242)	(22.0)
Change in fair value of warrant liability	6,837	0.6	9,062	1.4	9,099	1,282	2.0
Change in fair value of put option liability	—	—	706	0.1	373	53	0.1
Loss from operations	(2,126,812)	(201.1)	(353,899)	(53.6)	(129,521)	(18,242)	(28.2)
Interest (expense)/income, net	(3,262)	(0.3)	(17,078)	(2.6)	1,151	161	0.3
Subsidy income	7,352	0.6	6,325	1.0	8,571	1,207	1.9
Impairment loss on long-term investments	(1,371)	(0.1)	—	—	(25,603)	(3,606)	(5.6)
Gain on disposal of long-term investments	—	—	—	—	6,370	897	1.4
(Loss)/Gain on disposal of subsidiaries	(14,978)	(1.4)	23,009	3.5	112,792	15,886	24.5
Other (expense)/income, net	(19,260)	(1.8)	20,325	3.1	9,104	1,282	2.0
(Loss)/Gain before income taxes and loss from equity method investments	(2,158,331)	(204.1)	(321,318)	(48.6)	(17,136)	(2,415)	(3.7)
Provision for income taxes	(4,479)	(0.4)	(1,178)	(0.2)	(6,215)	(875)	(1.4)
(Loss)/Gain from Equity method investments	(27)	(0.0)	—	—	795	112	0.2
Net loss	(2,162,837)	(204.5)	(322,496)	(48.8)	(22,556)	(3,178)	(4.9)
Less: net loss attributable to non-controlling interests	(166,424)	(15.7)	(30,822)	(4.7)	(17,692)	(2,492)	(3.8)
Net loss attributable to Ucommune International Ltd,	(1,996,413)	(188.8)	(291,674)	(44.1)	(4,864)	(686)	(1.1)
Net loss per share attributable to ordinary shareholders of Ucommune international Ltd.
- Basic and diluted	(5,554.51)	N/A	(794.12)	N/A	(8.99)	(1.27)	N/A
Weighted average shares used in calculating net loss per share
- Basic and diluted	359,422	N/A	367,293	N/A	540,836	540,836	N/A

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Revenue

Our total net revenue decreased by 30.4% to RMB459.8 million (US$64.8 million) in 2023 from RMB660.7 million in 2022. Revenues from our asset-light model decreased by 32.2% to RMB50.3 million (US$7.1 million) in 2023 from RMB74.1 million in 2022.

Workspace Membership Services Revenues

Our workspace membership services revenues decreased by 52.0% to RMB124.1 million (US$17.5 million) in 2023 from RMB258.8 million in 2022, primarily due to (1) the closure of 37 unprofitable self-operated spaces which were in operation throughout 2022, considering our transformation plan and the COVID-19 impact, the revenue contribution of which was RMB63.1 million (US$8.8 million) in 2022, (2) the closure and disposal of 53 unprofitable self-operated spaces in operation under U Space and U Design category in 2023, resulting in a decrease of RMB38.2 million (US$5.3 million) in revenue as compared to 2022, and (3) a decrease in revenue generated from U Partner category under our asset-light model of RMB20.7 million (US$2.9 million) as a result of decreased number of spaces.

Marketing and Branding Services Revenues

Our marketing and branding services revenues decreased by 17.4% to RMB237.4 million (US$33.4 million) in 2023 from RMB287.5 million in 2022, primarily due to a reduction in orders from customers.

Other Services Revenues

Our other services revenues decreased by 14.1% to RMB98.3 million (US$13.8 million) in 2023 from RMB114.5 million in 2022, primarily due to (1) decreased net revenue in our interior design and construction services of RMB12.6 million (US$1.8 million) as a result of decreased customer orders, and (2) decreased revenue from U Brand under our asset-light model of RMB3.2 million (US$0.5 million) as the number of spaces of this category decreased from 62 as of December 31, 2022 to 39 as of December 31, 2023.

Cost of Revenue (Excluding Impairment Loss)

Our total cost of revenue (excluding impairment loss) decreased by 38.1% to RMB454.8 million (US$64.1 million) in 2023 from RMB735.0 million in 2022. Cost of revenue from our asset-light model decreased by 30.6% to RMB47.3 million (US$6.7 million) in 2023 from RMB68.1 million in 2022, which was in line with the decrease in revenues from our asset-light model.

Workspace Membership

Our costs of workspace membership decreased by 58.3% to RMB141.5 million (US$19.9 million) in 2023 from RMB339.1 million in 2022, primarily due to a decrease in operating costs related to leases and staff along with the closure of unprofitable self-operated spaces in 2023, as well as a decrease in employee compensation and benefits (including share-based compensation) of RMB11.5 million (US$1.6 million). Our cost of revenue (excluding impairment loss) for workspace membership accounted for 51.3% and 30.8% of our total net revenue in 2022 and 2023, respectively.

Marketing and Branding Services

Our costs of marketing and branding services decreased by 23.2% to RMB223.9 million (US$31.5 million) in 2023 from RMB291.6 million in 2022, primarily due to decreased advertising costs of RMB64.7 million (US$9.1 million), which was in line with the decrease in advertising revenue. Our cost of revenue (excluding impairment loss) for marketing and branding services accounted for 44.1% and 48.7% of our total net revenue in 2022 and 2023, respectively.

Other Services

Our costs of other services decreased by 14.2% to RMB89.5 million (US$12.6 million) in 2023 from RMB104.3 million in 2022, primarily due to decreased costs related to interior design and construction services of RMB8.3 million (US$1.2 million), which was generally in line with the decrease in revenues. Our cost of revenue (excluding impairment loss) for other services accounted for 15.8% and 19.5% of our total net revenue in 2022 and 2023, respectively.

Impairment Loss on Long-lived Assets and Long-term Prepaid Expenses

We had impairment loss on long-lived assets and long-term prepaid expenses of RMB29.1 million (US$4.1 million) in 2023, as compared to RMB111.3 million in 2022, primarily due to (1) impairment losses on right-of-use assets of RMB2.5 million (US$0.4 million) in 2023, as compared to RMB13.0 million in 2022, (2) impairment losses on property and equipment of RMB0.8 million (US$0.1 million) in 2023, as compared to RMB0.9 million in 2022, (3) nil impairment losses on intangible assets in 2023, as compared to RMB8.8 million in 2022, and (4) impairment losses on other non-current assets of RMB25.8 million (US$3.6 million) in 2023, as compared to RMB88.6 million in 2022, where the carrying value is not expected to be fully recoverable.

Impairment Loss on Goodwill

We had nil impairment loss on goodwill in 2023 as compared to RMB43.0 million in 2022, as our goodwill was fully impaired on December 31, 2022.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 49.1% to RMB13.8 million (US$1.9 million) in 2023 from RMB27.1 million in 2022, mainly due to (1) a decrease in agency cost of RMB7.8 million (US$1.1 million) as a result of closure of spaces, and (2) a decrease in share-based compensation expenses of RMB5.3 million (US$0.7 million) as most of the options granted by us vested in 2022. Our sales and marketing expenses accounted for 4.1% and 3.0% of our total net revenue in 2022 and 2023, respectively.

General and Administrative Expenses

Our general and administrative expenses decreased by 6.4% to RMB101.1 million (US$14.2 million) in 2023 from RMB108.0 million in 2022, mainly due to (1) a decrease in professional service fees of RMB24.0 million (US$3.4 million) relating to audit, legal and consulting services, and (2) a decrease in staff cost of RMB13.0 million (US$1.8 million), partially offset by increase in share-based compensation expenses of RMB27.8 million (US$3.9 million) as a result of the accrued expense of share options granted in January 2024. Our general and administrative expenses accounted for 16.4% and 22.0% of our total net revenue in 2022 and 2023, respectively. The increase in general and administrative expenses as a percentage of total net revenue is mainly due to decreased revenue scale.

Change in Fair Value of Warrant Liability

We had a change in fair value of warrant liability of RMB9.1 million (US$1.3 million) in 2023 as compared to RMB9.1 million in 2022, primarily attributable to the fair value change of warrants issued in a private placement on January 26, 2022.

Change in Fair Value of Put Option Liability

We had a change in fair value of put option liability of RMB0.4 million (US$53,000) in 2023 as compared to RMB0.7 million in 2022, primarily attributable to the fair value change of a put option in connection with a convertible bond issued in a private placement on January 26, 2022.

Loss from Operations

As a result of the foregoing, our loss from operations was RMB129.5 million (US$18.2 million) in 2023, as compared to RMB353.9 million in 2022.

Interest (Expense)/Income, Net

Our interest income, net was RMB1.2 million (US$0.2 million) in 2023, primarily attributable to our bank balances and short-term investments in 2023, as compared to interest expense, net of RMB17.1 million in 2022, primarily attributable to a convertible bond issued in 2022.

Subsidy Income

Our subsidy income was subsidies granted by local governments to support the development and operation of agile office spaces. Our subsidy income was RMB8.6 million (US$1.2 million) in 2023, as compared to RMB6.3 million in 2022.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was RMB25.6 million (US$3.6 million) in 2023, as compared to nil in 2022, primarily because the operating performances of two investees indicated that the carrying value of the investments was no longer recoverable.

Gain on Disposal of Long-term Investments

We had gain on disposal of long-term investments of RMB6.4 million (US$0.9 million) in 2023, as compared to nil in 2022, primarily attributable to the disposal of an equity investment in 2023.

Gain/(Loss) on Disposal of Subsidiaries

We had gain on disposal of subsidiaries of RMB112.8 million (US$15.9 million) in 2023, as compared to loss on disposal of subsidiaries of RMB23.0 million in 2022, primarily attributable to the disposal of some subsidiaries at net liability position with nil consideration.

Other Income/(Expense), Net

We had other income, net of RMB9.1 million (US$1.3 million) in 2023, as compared with other income, net of RMB20.3 million in 2022, mainly due to the early termination of lease contracts which resulted in more corresponding reversal of expenses.

Provision for Income Taxes

We had provision for income taxes of RMB6.2 million (US$0.9 million) and RMB1.2 million in 2023 and 2022, respectively.

Gain from Equity Method Investments

Our gain from equity method investments was RMB0.8 million (US$0.1 million) in 2023, as compared to nil in 2022, primarily attributable to gain recorded in connection with our two investees in 2023.

Net Loss

As a result of the foregoing, our net loss decreased by 93.0% to RMB22.6 million (US$3.2 million) in 2023 from RMB322.5 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenue

Our total net revenue decreased by 37.5% to RMB660.7 million in 2022 from RMB1,057.5 million in 2021. Revenues from our asset-light model increased by 11.2% to RMB74.1 million in 2022 from RMB66.7 million in 2021.

Workspace Membership Services Revenues

Our workspace membership services revenues decreased by 31.3% to RMB258.8 million in 2022 from RMB376.6 million in 2021, primarily due to (1) the closure of 21 unprofitable self-operated spaces in operation under U Space category in 2022 as a result of our transformation to an asset-light model, resulting in a decrease of RMB73.4 million in revenue as compared to 2021, (2) the closure of 29 unprofitable self-operated spaces which were in operation throughout 2021, considering our transformation plan and the COVID-19 impact, the revenue contribution of which was RMB28.4 million in 2021, (3) the underperformance of U studio category, resulting in a decrease in revenue of RMB19.4 million, and (4) a decrease in the overall occupancy rate from 70% as of December 31, 2021 to 51% as of December 31, 2022, partially offset by (1) an increase in revenue generated from U Partner category under our asset-light model of RMB13.8 million as a result of increased number of workstations, and (2) an increase in revenue generated from self-operated U Design category of RMB6.2 million as the number of spaces of this category increased from 24 as of December 31, 2021 to 43 as of December 31, 2022.

Marketing and Branding Services Revenues

Our marketing and branding services revenues decreased by 38.0% to RMB287.5 million in 2022 from RMB463.5 million in 2021, primarily due to the termination of cooperation with two major customers by the end of 2021, and the reduction in service fees charged to customers.

Other Services Revenues

Our other services revenues decreased by 47.3% to RMB114.5 million in 2022 from RMB217.4 million in 2021, primarily due to (1) decreased revenue in SaaS services of RMB40.7 million as a result of decreased orders from customers, (2) decreased net revenue in our interior design and construction services of RMB37.4 million as a result of delayed construction schedule caused by government pandemic-control measures, (3) decreased net revenue in ancillary services relating to catering services of RMB11.3 million as a result of our disposal of Beijing Kuanneng Technology Co., Ltd in September 2022, and (4) decreased revenue from U Brand under our asset-light model of RMB6.3 million as the number of spaces of this category decreased from 83 as of December 31, 2021 to 62 as of December 31, 2022.

Cost of Revenue (Excluding Impairment Loss)

Our total cost of revenue (excluding impairment loss) decreased by 35.2% to RMB735.0 million in 2022 from RMB1,134.1 million in 2021. Cost of revenue from our asset-light model increased by 20.5% to RMB68.1 million in 2022 from RMB56.5 million in 2021, which was in line with the increase in revenues from our asset-light model businesses.

Workspace Membership

Our costs of workspace membership decreased by 33.3% to RMB339.1 million in 2022 from RMB508.1 million in 2021, primarily due to a decrease in operating costs related to leases and staff along with the closure of unprofitable self-operated spaces and the decrease in overall occupancy rate in 2022, as well as a decrease in employee compensation and benefits (including share-based compensation) of RMB28.2 million. Our cost of revenue (excluding impairment loss) for workspace membership accounted for 48.0% and 51.3% of our total net revenue in 2021 and 2022, respectively.

Marketing and Branding Services

Our costs of marketing and branding services decreased by 34.4% to RMB291.6 million in 2022 from RMB444.7 million in 2021, primarily due to decreased advertising costs of RMB153.1 million, which was in line with the decrease in advertising revenue. Our cost of revenue (excluding impairment loss) for marketing and branding services accounted for 42.1% and 44.1% of our total net revenue in 2021 and 2022, respectively.

Other Services

Our costs of other services decreased by 42.4% to RMB104.3 million in 2022 from RMB181.2 million in 2021, primarily due to (1) decreased costs related to SaaS services of RMB40.2 million as a result of our decreased business scale, and (2) decreased costs related to interior design and construction services of RMB28.5 million, which was generally in line with the decrease in revenues. Our cost of revenue (excluding impairment loss) for other services accounted for 17.1% and 15.8% of our total net revenue in 2021 and 2022, respectively.

Impairment Loss on Long-lived Assets and Long-term Prepaid Expenses

We had impairment loss on long-lived assets and long-term prepaid expenses of RMB111.3 million in 2022, as compared to RMB114.5 million in 2021, primarily due to (1) impairment losses on property and equipment of RMB0.9 million in 2022, as compared to RMB16.3 million in 2021, and (2) impairment losses on intangible assets of RMB8.8 million in 2022, as compared to RMB13.5 million in 2021, partially offset by impairment losses on other non-current assets of RMB88.6 million in 2022, as compared to RMB71.3 million in 2021, where the carrying value is not expected to be fully recoverable as a result of significant deterioration in the commercial housing industry and unexpected duration of COVID-19 during 2022.

Impairment Loss on Goodwill

Our impairment loss on goodwill decreased by 97.1% to RMB43.0 million in 2022 from RMB1,504.5 million in 2021, primarily due to the carrying amount of one reporting unit exceeding its fair value in 2022, as compared to three reporting units in 2021.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 56.0% to RMB27.1 million in 2022 from RMB61.7 million in 2021, mainly due to (1) a decrease in share-based compensation expenses of RMB17.0 million as a result of decreased amortization, (2) a decrease in depreciation and amortization expenses of RMB6.9 million , (3) a decrease in promotion cost of RMB4.3 million , and (4) a decrease in staff cost of RMB3.8 million. Our sales and marketing expenses accounted for 5.8% and 4.1% of our total net revenue in 2021 and 2022, respectively.

General and Administrative Expenses

Our general and administrative expenses decreased by 71.3% to RMB108.0 million in 2022 from RMB376.4 million in 2021, mainly due to (1) a decrease in share-based compensation expenses of RMB189.4 million as we incurred substantial amortization in 2021 following the consummation of our public listing in November 2022, (2) a decrease in professional service fees of RMB39.1 million relating to audit, legal and consulting services, (3) a decrease in staff cost of RMB11.7 million, and (4) a decrease in research and development expenses of RMB5.8 million. Our general and administrative expenses accounted for 35.6% and 16.4% of our total net revenue in 2021 and 2022, respectively. The decrease in general and administrative expenses as a percentage of total net revenue is mainly due to the decreased share-based compensation expenses.

Change in Fair Value of Warrant Liability

We had a change in fair value of warrant liability of RMB9.1 million in 2022 as compared to RMB6.8 million in 2021, primarily attributable to (1) the fair value change of warrants issued on February 2, 2021 in connection with our underwritten public offering, and (2) the fair value change of warrants issued in a private placement on January 26, 2022.

Change in Fair Value of Put Option Liability

We had a change in fair value of put option liability of RMB0.7 million in 2022 as compared to nil in 2021, primarily attributable to the fair value change of a put option in connection with a convertible bond issued in a private placement on January 26, 2022.

Loss from Operations

As a result of the foregoing, our loss from operations was RMB353.9 million in 2022, as compared to RMB2,126.8 million in 2021.

Interest Expense, Net

Our interest expense, net was RMB17.1 million in 2022, as compared to RMB3.3 million in 2021, primarily attributable to interest expense under a convertible bond issued in a private placement on January 26, 2022.

Subsidy Income

Our subsidy income was subsidies granted by local governments to support the development and operation of agile office spaces. Our subsidy income was RMB6.3 million in 2022, as compared to RMB7.4 million in 2021.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was nil in 2022, as compared to RMB1.4 million in 2021.

(Loss)/Gain on Disposal of Subsidiaries

We had gain on disposal of subsidiaries of RMB23.0 million in 2022, as compared to loss on disposal of subsidiaries of RMB15.0 million in 2021, primarily attributable to disposal of Beijing Kuanneng Technology Co., Ltd and the subsidiary responsible for U studio category in 2022 with nil consideration.

Other Income/(Expense), Net

We had other income, net of RMB20.3 million in 2022, as compared with other expense, net of RMB19.3 million in 2021, mainly due to the early termination of lease contracts which resulted in more corresponding reversal of expenses.

Provision for Income Taxes

We had provision for income taxes of RMB1.2 million and RMB4.5 million in 2022 and 2021, respectively.

Loss from Equity Method Investments

Our loss from equity method investments was nil in 2022, as compared to RMB27,000 in 2021, as the equity method investment was fully impaired in 2021.

Net Loss

As a result of the foregoing, our net loss decreased by 85.1% to RMB322.5 million in 2022 from RMB2,162.8 million in 2021.

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

Adjusted EBITDA represents net loss before (1) interest expense/(income), net, other expense/(income), net, provision for income taxes, gain on disposal of long-term investments and loss/(gain) on disposal of subsidiaries and (2) certain non-cash expenses, consisting of share-based compensation expense, impairment loss on long-term investments, impairment loss on long-lived assets and long-term prepaid expenses, impairment loss on goodwill, depreciation of property and equipment, amortization of intangible assets, change in fair value of warrant liability and change in fair value of put option liability, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted net loss represents net loss before share-based compensation expense, impairment loss on long-lived assets and long-term prepaid expenses, impairment loss on goodwill, impairment loss on long-term investments, change in fair value of warrant liability, change in fair value of put option liability, gain on disposal of long-term investments and loss/(gain) on disposal of subsidiaries.

The following table sets forth a reconciliation of net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(2,162,837)	(322,496)	(22,556)	(3,178)
Interest expense/(income), net	3,262	17,078	(1,151)	(161)
Provision for income taxes	4,479	1,178	6,215	875
Depreciation of property and equipment	71,697	42,621	16,534	2,329
Amortization of intangible assets	10,154	3,946	1,437	202
EBITDA (non-GAAP)	(2,073,245)	(257,673)	479	67
Share-based compensation expense	249,317	14,721	25,722	3,623
Impairment loss on long-lived assets and long-term prepaid expenses	114,485	111,308	29,109	4,100
Impairment loss on goodwill	1,504,525	43,011	—	—
Change in fair value of warrant liability	(6,837)	(9,062)	(9,099)	(1,282)
Change in fair value of put option liability	—	(706)	(373)	(53)
Impairment loss on long-term investments	1,371	—	25,603	3,606
Gain on disposal of long-term investments	—	—	(6,370)	(897)
Loss/(Gain) on disposal of subsidiaries	14,978	(23,009)	(112,792)	(15,886)
Other expense/(income), net	19,260	(20,325)	(9,104)	(1,282)
Adjusted EBITDA (non-GAAP)	(176,146)	(141,735)	(56,825)	(8,004)

The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(2,162,837)	(322,496)	(22,556)	(3,178)
Share-based compensation expense	249,317	14,721	25,722	3,623
Impairment loss on long-lived assets and long-term prepaid expenses	114,485	111,308	29,109	4,100
Impairment loss on goodwill	1,504,525	43,011	—	—
Change in fair value of warrant liability	(6,837)	(9,062)	(9,099)	(1,282)
Change in fair value of put option liability	—	(706)	(373)	(53)
Impairment loss on long-term investments	1,371	—	25,603	3,606
Gain on disposal of long-term investments	—	—	(6,370)	(897)
Loss/(Gain) on disposal of subsidiaries	14,978	(23,009)	(112,792)	(15,886)
Adjusted net loss (non-GAAP)	(284,998)	(186,233)	(70,756)	(9,967)

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our consolidated financial statements.

Inflation

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash from capital contributions by our shareholders, short-term/long-term borrowings and capital market financings. As of December 31, 2021, 2022 and 2023, we had RMB165.8 million, RMB53.2 million, RMB54.3 million (US$7.6 million), respectively, in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash at bank and on hand and are primarily denominated in Renminbi, US dollars and Hong Kong dollars.

Historically, we have not been profitable. In 2021, 2022 and 2023, we incurred losses from operations of RMB2,126.8 million, RMB353.9 and RMB129.5 million (US$18.2 million), respectively. We have experienced significant cash outflow from operating activities historically. In 2021 and 2022, we generated negative cash flows from operating activities of RMB199.1 million and RMB175.9, respectively. In 2023, we generated positive cash flows from operating activities of RMB17.0 million (US$2.4 million). In addition, as of December 31, 2023, we had working capital deficit (defined as total current assets deducted by total current liabilities) of RMB137.5 million (US$19.4 million) and an accumulated deficit of RMB4,540.8 million (US$639.6 million), respectively. In addition, as of December 31, 2023, we had no unused credit line.

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

We have incurred recurring operating losses since our inception, including net losses of RMB2,162.8 million, RMB322.5 million and RMB22.6 million (US$3.2 million) for the years ended December 31, 2021, 2022 and 2023, respectively. Accumulated deficit was RMB4,540.8 million (US$639.6 million) as of December 31, 2023. As of December 31, 2023, we had cash and cash equivalents of RMB54.3 million (US$7.6 million), and negative working capital of RMB137.5 million (US$19.4 million). The COVID-19 pandemic negatively impacted our business operations for the years ended December 31, 2021 and 2022. In 2023, although the restrictions related to the COVID-19 have been lifted, its influence over the economy continued to impact our financial position, results of operations and cash flows. These conditions raise substantial doubt about our ability to continue as a going concern.

Historically, we have relied principally on both operational sources of cash and non-operational sources of financing from investors to fund our operations and business development. Our ability to continue as a going concern is dependent on management’s ability to successfully execute our business plan which includes continued business transition from asset-heavy model to asset-light model in order to improve the profitability, continued exploration of new business opportunities that have synergies with our core business, controlling operating costs and optimizing operational efficiency to improve our cash flow from operations. We also plan to raise additional capital, including among others, obtaining debt and equity financing, to support our future operation.

We continue to explore opportunities to grow our business. However, we have not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and we expect the operating losses and negative cash flows from operations will continue for the foreseeable future. If we are unable to grow the business to achieve economies of scale in the future, it will become even more difficult for us to sustain a sufficient source of cash to cover our operating costs. There can be no assurance, however, that we will be able to obtain additional financing on terms acceptable to us, in a timely manner, or at all. In the event that financing sources are not available, or that we are unsuccessful in increasing our gross profit margin, pushing collection of long term receivables and reducing operating losses, we may be unable to implement our current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on our business, financial condition and results of operations and would materially and adversely affect our ability to continue as a going concern.

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

As a holding company with no material operations of its own, the Parent operates its businesses in the PRC through our PRC subsidiaries and the consolidated VIEs in China. Under PRC laws and regulations, the Parent may provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may only provide Renminbi funding to the consolidated VIEs through entrusted loans. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds — Use of Proceeds.”

The ability of our PRC subsidiaries to make dividends or other cash payments to their shareholders, which are our subsidiaries incorporated in Hong Kong and indirectly wholly-owned by the Parent, is subject to restrictions under PRC laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable PRC tax consequences to us and our non-PRC shareholders.”

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(199,120)	(175,897)	16,996	2,394
Net cash (used in)/provided by investing activities	(59,083)	28,649	16,707	2,353
Net cash provided by/(used in) financing activities	78,894	(14,919)	(30,789)	(4,336)
Effects of exchange rate changes	(4,986)	(1,083)	(886)	(125)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(184,295)	(163,250)	2,028	286
Cash, cash equivalents and restricted cash - beginning of the year	400,790	216,495	53,245	7,499
Cash, cash equivalents and restricted cash - end of the year	216,495	53,245	55,273	7,785

Operating Activities

Net cash provided by operating activities in 2023 was RMB17.0 million (US$2.4 million). The difference between net loss of RMB22.6 million (US$3.2 million) and the net cash provided by operating activities was mainly due to (1) a decrease in accounts receivable of RMB94.9 million (US$13.4 million), (2) amortization of right-of-use assets of RMB62.7 million (US$8.8 million), (3) loss on disposal of creditor’s right of long-term prepaid expense of RMB46.9 million (US$6.6 million), and (4) impairment loss of long-lived assets of RMB29.1 million (US$4.1 million), partially offset by (i) gain on disposal of subsidiaries of RMB112.8 million (US$15.9 million), (ii) a decrease in lease liabilities of RMB38.4 million (US$5.4 million), (iii) gain from termination of right-of-use assets of RMB30.4 million (US$4.3 million), and (iv) an increase in amounts due from related parties of RMB29.0 million (US$4.1 million).

Net cash used in operating activities in 2022 was RMB175.9 million. The difference between net loss of RMB322.5 million and the net cash used by operating activities was mainly due to (1) amortization of right-of-use assets of RMB140.1 million, (2) impairment loss of long-lived assets and long-term prepaid expenses of RMB111.3 million primarily associated with right-of-use of our spaces and other non-current assets, (3) an increase in accrued expenses and other current liabilities of RMB43.5 million, (4) impairment loss on goodwill of RMB43.0 million, and (5) depreciation of property and equipment of RMB42.6 million, partially offset by (i) a decrease in lease liabilities of RMB86.0 million, (ii) an increase in accounts receivable of RMB80.5 million, and (iii) an increase in prepaid expenses and other current assets of RMB49.1 million.

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

Investing Activities

Net cash provided by investing activities in 2023 was RMB16.7 million (US$2.4 million), primarily attributable to (1) redemption of short-term investments of RMB94.1 million (US$13.3 million), (2) proceeds from settlement of non-current assets of RMB35.0 million (US$4.9 million), and (3) proceeds from disposal of long-term investment of RMB6.4 million (US$0.9 million), partially offset by (i) purchase of short-term investments of RMB103.6 million (US$14.6 million) and (ii) purchase of property, plant and equipment of RMB13.5 million (US$1.9 million).

Net cash provided by investing activities in 2022 was RMB28.6 million, primarily attributable to (1) redemption of short-term investments of RMB234.1 million, (2) cash collection from trust account of RMB19.3 million, (3) cash collection from disposal of property, plant and equipment of RMB7.0 million, and (4) loan collection from third parties of RMB5.0 million, partially offset by (i) purchase of short-term investments of RMB215.4 million and (ii) purchase of property, plant and equipment of RMB20.3 million.

Net cash used in investing activities in 2021 was RMB59.1 million, primarily attributable to (1) purchase of property, plant and equipment of RMB42.8 million, (2) purchase of short-term investments of RMB365.9 million, (3) payment for long-term investment of RMB15.1 million, and (4) investment of cash in trust account of RMB19.0 million, partially offset by (i) redemption of short-term investments of RMB345.3 million and (ii) cash received from settlement of term deposit of RMB47.7 million.

Financing Activities

Net cash used in financing activities in 2023 was RMB30.8 million (US$4.3 million), primarily attributable to (1) loan repayment to third parties of RMB18.2 million (US$2.6 million), (2) loan repayment to a related party of RMB12.0 million (US$1.7 million), and (3) redemption of convertible bond of RMB5.5 million (US$0.8 million), partially offset by loans received from third parties of RMB4.9 million (US$0.7 million).

Net cash used in financing activities in 2022 was RMB14.9 million, primarily attributable to loan repayment to third parties of RMB67.5 million, partially offset by (i) loans received from third parties of RMB21.9 million, (ii) proceeds of RMB17.7 million from the financing in connection with the Parent’s issuance of convertible bond in January 2022, and (iii) loans received from related parties of RMB12.0 million.

Net cash provided by financing activities in 2021 was RMB78.9 million, primarily attributable to proceeds of RMB111.6 million from the financing in connection with our underwritten public offering consummated in February 2021 and loans received from third parties of RMB51.0 million, partially offset by loan repayment to third parties of RMB75.0 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of property and equipment and purchase of intangible assets. Our capital expenditures were RMB42.8 million, RMB20.3 million and RMB13.5 million (US$1.9 million) for 2021, 2022 and 2023, respectively. We have no significant outstanding commitments for capital expenditures as of December 31, 2023. We intend to fund our future capital expenditures with our existing cash balance and proceeds from securities offerings.

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

In addition, our PRC subsidiaries are permitted to pay dividends to their shareholders, which are our subsidiaries incorporated in Hong Kong and indirectly wholly-owned by the Parent, only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC (“PRC GAAP”). In accordance with PRC company laws, the consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (1) statutory surplus fund and (2) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of the consolidated VIEs. Pursuant to the law applicable to China’s foreign investment enterprises, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (1) general reserve fund, (2) enterprise expansion fund and (3) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds is at our subsidiary’s discretion. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business.”

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

As an offshore holding company, the Parent is permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to the WFOEs only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our onshore entities (i.e., our PRC subsidiaries and VIE entities), we are required to make filings about details of the loans with the SAFE in accordance with relevant PRC laws and regulations. Our PRC subsidiaries and VIE entities that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. In August 2020, Ucommune Venture entered into a loan agreement with Ucommune HK, under which Ucommune HK agreed to provide loans of up to a total of US$60 million to Ucommune Venture and Ucommune Venture could draw down the loans in multiple tranches (up to an aggregate of US$60 million) within three years from the date of the first draw-down. Thereafter, both parties entered into two supplement agreements in January 2021 and March 2021. As of the date of this annual report, Ucommune HK has provided a total of US$51.9 million in loans to Ucommune Venture, of which US$8.2 million have been repaid, under such loan agreements since the completion of our Business Combination in November 2020, using proceeds from the Parent’s previous PIPE financing and follow-on offerings. Such loans were included in intercompany loans, and disclosed as roll-forwards of the investment in subsidiaries and VIEs. See “Item 3. Key Information — Implications of Being a Company with the Holding Company Structure and the VIE Structures — Financial Statement Information Related to the VIE Structures.”

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

C. Research and Development, Patents and Licenses

See “Item 4. Information on the Company — B. Business Overview — Technology” and “— Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

Our critical accounting policies and practices include the following: (1) impairment of right-of-use assets and other long-lived assets; (2) lease; (3) revenue recognition; and (4) long-term investments. See Note 2 — Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies.

Among which, estimates used for (1) impairment of right-of-use assets and other long-lived assets, (2) revenue recognition, and (3) long-term investments, require management to make difficult, subjective and complex judgments that often as a result of the need to make estimate on matters that are inherently uncertain and which is likely that materially different amounts would be reported under different conditions or assumptions.

Impairment of Right-of-use Assets and Other Long-lived Assets

We review our right-of-use (“ROU”) assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors we consider to be important which could trigger an impairment review primarily includes (1) significant underperformance relative to projected operating results; (2) significant changes in the overall business strategy; (3) significant adverse changes in legal or business environment and (4) significant competition, unfavorable industry trend, or economic outlook. When these events occur, we measure impairment by comparing the carrying value of the ROU assets and property and equipment to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on excess of carrying value over the fair value of the assets. We measured the fair value of impaired space by using discounted cash flow model. The gross yield rate is used as the discount rate. Judgment is required to determine key assumptions adopted in the cashflow projections including rental charges, occupancy rate and operating costs, changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests.

We review our other non-current assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors we consider to be important which could trigger an impairment review primarily includes (1) significant adverse changes in legal or business environment and (2) significant competition, unfavorable industry trend, or economic outlook. When these events occur, we measure impairment by comparing the carrying value of the non-current assets to the estimated collection of receivables.

We recorded impairment losses on our ROU assets of RMB13.4 million, RMB13.0 million and RMB2.5 million (US$0.4 million), impairment losses on our property and equipment of RMB16.3 million, RMB0.9 million and RMB0.8 million (US$0.1 million), impairment losses on our intangible assets of RMB13.5 million, RMB8.8 million and nil, impairment losses on our other non-current assets of RMB71.3 million, RMB88.6 million and RMB25.8 million (US$3.6 million) during the years ended December 31, 2021, 2022 and 2023, respectively.

Lease

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

From the Perspective of Lessee

At the commencement date of a lease, we recognize a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term. Lease liabilities are measured at the present value of unpaid lease payments at the lease commencement date and are subsequently measured at amortized cost using the effective-interest method. The future fixed lease payments are discounted using the incremental borrowing rate as the rate implicit in the lease is not readily determinable. Determining the incremental borrowing rate applied in calculating lease liabilities requires the use of certain methodologies and assumptions. The incremental borrowing rate is estimated on a portfolio basis and incorporates lease term, currency risk, credit risk and an adjustment for collateral. For the years ended December 31, 2023 and 2022, the estimated weighted average incremental borrowing rate used in determining the present value of lease payments was approximately 10.47% and 9.85%, respectively.

For leases that qualify as operating leases, we recognize the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when we enter the leased premises and begins to make improvements in preparation for its intended use.

Termination of a lease before the expiration of the lease term is accounted by removing the right-of-use asset and the lease liability, with gain or loss recognized for the difference. A termination penalty paid or received upon termination that was not already included in the lease payments is generally included in the gain or loss on termination.

From the Perspective of Lessor

We recognize workspace membership revenue under ASC 842, and all the lease contracts are operating leases.

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

The primary sources of our revenues are as follows:

Workspace Membership Revenue

Workspace membership revenue is recognized on a straight-line basis over the lease term under ASC 842.

Marketing and Branding Services Revenue

Revenue from marketing and branding services is recognized over time. For the tailor-made digital marketing strategy design, our single performance obligation is the placement on different media platforms based on the customer’s needs in respective industries, including the internet, automobile, finance, electronics and consumer goods. For online targeted marketing services, our single performance obligation is marketing strategy design and placement on famous advertising platform for the promotion of the customer.

Other Services Revenue

Other services revenue primarily consists of (1) interior design and construction net revenue, (2) co-working space management fees, (3) SaaS services, IoT solutions and technical support revenue and (4) charges to members for ancillary services including printing, copying and related services.

(1) Interior design and construction net revenue

Revenue from interior design and construction service is recognized over time. For revenue from interior design service, our single performance obligation is interior design at specific location according to agreement with customers. For revenue from construction service, our single performance obligation is to complete the construction project. We recognize revenue using a cost-based input method that recognizes revenue as work is performed based on the relationship between actual costs incurred compared to the total estimated cost of the contract, to determine the progress towards contract completion and to calculate the corresponding amount of revenue to recognize, which may involve significant judgment. The total estimated cost of the contract constitutes of material cost and labor cost, and is developed based on the size and specific situation of different jobs. Changes in estimates are mainly due to: (i) unforeseen field conditions that impacts the estimated workload, and (ii) change of the unit price of material or labor cost that significantly affects the progress completed during the period.

(2) Co-working space management fees

Co-working space management fees is derived from managing branded co-working space locations for leased property owners. The fee generally consists of a monthly base amount plus revenue sharing. We provide services within the contract term and recognizes revenue over time under output method when service is completed.

(3) SaaS services, IoT solutions and technical support revenue

We recognize revenue at a point in time for the SaaS services and IOT solutions revenue as the single performance obligation when service is completed, or devices are delivered to customers. We provide technical support services as the single performance obligation and recognizes revenue over time under output method because the customer simultaneously receives and consumes the benefits as we perform throughout a fixed term.

(4) Ancillary services revenue

We recognize revenue at a point in time when respective ancillary services including printing and copying services are rendered to members.

Long-term investments

Our long-term investments consist of equity securities without readily determinable fair values investments and equity method investments.

For equity securities without readily determinable fair values and do not qualify for the existing practical expedient in ASC topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.

Investments in entities in which we can exercise significant influence but does not have a controlling interest through investment in common shares or in-substance common shares are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, we initially record our investments at cost and subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. When calculating its proportionate share of each equity investee’s net income or loss, intra-entity profits and losses shall be eliminated until realized by us or the investee as if the investee was consolidated. We will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero.

We evaluate the equity method investments for impairment under ASC 323 at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by us when determining whether an investment has been other-than-temporarily-impaired, includes, but are not limited to, the length of the time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the investee, and our intent and ability to retain the investment until the recovery of its cost. These judgments include estimates. Changes in these estimates could materially affect the recoverability of such investments. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. We recorded impairment losses on our long-term investments of RMB1.4 million, nil and RMB25.6 million (US$3.6 million) in 2021, 2022 and 2023, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

In this Item, “we”, “us” or “our” refers to Ucommune International Ltd, the Parent.

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Daqing Mao	55	Chairman of the Board of Directors
Zirui Wang	33	Chief Executive Officer, Chief Risk Officer
Cheong Kwok Mun	54	Director
Zhimo Zhao	42	Director
Jian Zhang	48	Independent Director
Jinghong Xu	60	Independent Director
Xianhao Gu	42	Independent Director
Binchao Xu	46	Chief Technology Officer
Zhenfei Wu	46	Chief Marketing Officer
Jianghai Shen	39	Chief Product Designer
Xiaodong Li	48	Chief Operating Officer
Yan Xu	31	Financial Reporting Director

(1)	Ms. Xin Guan ceased to be our chief executive officer and chief operating officer since November 2023.

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

Zirui Wang has served as our chief executive officer since November 2023 and chief risk officer since June 2021. Mr. Wang joined us in July 2016 and has served as our risk officer of our risk control department, legal director and legal manager of our legal department. Mr. Wang received his master’s degree in law from Beijing Normal University in July 2016. Mr. Wang has maintained a legal professional qualification certificate since March 2015.

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

Xiaodong Li has served as our chief operating officer since November 2023. Mr. Li served in multiple positions at our company from 2016, including the director of Central China region and the general manager of Shanghai region. Mr. Li has extensive experience of approximately 20 years in chain business operation and management. Prior to joining us, Mr. Li served as an operations director at Wuhan TSS Catering Management Co., Ltd. from 2013 to 2016. From 2008 to 2013, Mr. Li served as an operations director at Wuhan Sanming Food Co., Ltd. From 2004 to 2008, Mr. Li served in various positions including a director of regional operations at Huapu Supermarket (Hebei) Co., Ltd. From 1998 to 2004, Mr. Li served as a commercial representative at Auqisn (Australia) Electric. Mr. Li graduated from Wuhan University of Technology with the major of architecture in 1998.

Yan Xu has served as our financial reporting director since December 2021. Prior to joining us, Ms. Xu worked in the audit department at KPMG Huazhen LLP, Beijing office from 2016 to 2021. Ms. Xu received her master’s degree in finance from University of International Business and Economics in 2016.

B. Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of RMB5.0 million (US$0.7 million) in cash to our directors and executive officers. For share incentive grants to our directors and executive officers, see “— Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

2019 Plan

We adopted the 2019 Plan on August 22, 2019, to attract and retain exceptionally qualified personnel and to encourage them to acquire a proprietary interest in our growth and performance. The 2019 Plan provides for the issuance of up to an aggregate of 15,028,567 of our ordinary shares (62,620 ordinary shares after retroactively adjusted to reflect the 2022 Share Consolidation and the 2023 Share Consolidation). As of date of this annual report, options to purchase an aggregate number of 28,625 ordinary shares are outstanding under the 2019 Plan.

The options granted under the 2019 Plan have been completely assumed and replaced by the options under the 2020 Plan. One option granted under the 2019 Plan was assumed and replaced by 0.478333 option under the 2020 Plan.

2020 Plan

We adopted the 2020 Plan on November 17, 2020, to assume and replace the 2019 Plan. The Parent rolled over options granted under the 2019 Plan with the same terms. The 2020 Plan provides for the issuance of up to an aggregate of 7,188,661 Class A ordinary shares (an aggregate of 29,953 of Class A ordinary shares after retroactively adjusted to reflect the 2022 Share Consolidation and the 2023 Share Consolidation). Pursuant to the 2020 Plan, as amended and restated on May 6, 2021, August 2022, December 2023, and February 2024, the maximum aggregate number of shares of the Company that may be issued is 4,071,620 Class A ordinary shares. As of the date of this annual report, options to purchase an aggregate number of 783,366 Class A ordinary shares were granted and outstanding, including 28,625 Class A ordinary shares granted to replace the granted and outstanding awards under 2019 Plan.

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

The following table summarizes, as of March 31, 2024, the outstanding options that we granted to the persons who serve as our directors and executive officers under the 2020 Plan, which have been retroactively adjusted to reflect the 2022 Share Consolidation and the 2023 Share Consolidation. Such options were granted to reflect assumption of the awards granted to such persons under the 2019 Plan.

Name	Position	Class A Ordinary Shares Underlying Outstanding Options to Be Assumed	Option Exercise Price (US$ per Share)	Date of Grant	Date of Expiration
Daqing Mao	Director	*	0.0504	May 16, 2023	—
Zirui Wang	Chief Executive Officer and Chief Risk Officer	*	0.0504	Various dates from September 19, 2019 to October 13, 2020	Various dates from September 19, 2029 to October 13, 2030
Xin Guan(1)	General Manager	*	0.0504	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Cheong Kwok Mun	Director	*	0.0504	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Zhimo Zhao	Director	*	0.0504	Various dates from September 19, 2019 to January 11, 2022	Various dates from September 19, 2029 to January 11, 2032
Jian Zhang	Independent Director	—	—	—	—
Jinghong Xu	Independent Director	—	—	—	—
Xianhao Gu	Independent Director	—	—	—	—
Binchao Xu	Chief Technology Officer	*	0.0504	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Zhenfei Wu	Chief Marketing Officer	*	0.0504	September 1, 2020	September 1, 2030
Jianghai Shen	Chief Product Designer	—	—	—	—
Xiaodong Li	Chief Operating Officer	*	0.0504	Various dates from September 19, 2019 to May 16, 2023	Various dates from September 18, 2029 to May 15, 2033
Yan Xu	Financial Reporting Director	—	—	—	—
All directors and executive officers as a group		9,218
All non-executive employees as a group		774,148	0.0504	Various dates from September 19, 2019 to March 12, 2024	Various dates from September 19, 2029 to May 15, 2033

*	Less than 1% of our ordinary shares.

(1)	Ms. Xin Guan ceased to be our chief executive officer and chief operating officer since November 2023.

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

D. Employees

We had a total of 513, 357 and 269 employees as of December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, approximately 74% of our employees held a bachelor’s degree or above. The following table gives a breakdown of our employees as of December 31, 2023 by function:

Function	Number
Operation and development	142
Technology and product development	84
Sales and marketing	2
Finance	17
General administrative and others	24
Total	269

As of December 31, 2023, all of our employees were based in Greater China.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with our senior management that contain non-compete restrictions. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of the ordinary shares of the Parent as of March 31, 2024 by:

●	each person known to us to beneficially own 5% or more of our outstanding shares;

●	each of the officers and directors of the Parent; and

●	all of the officers and directors of the Parent as a group.

The calculations in the table below were based on 731,966 ordinary shares issued and outstanding as of March 31, 2024, comprising of 612,579 Class A ordinary shares (excluding 1,047,532 Class A ordinary shares reserved for future issuance under our 2020 Plan) and 119,387 Class B ordinary shares. The 1,047,532 Class A ordinary shares, although legally issued, are not deemed as issued from an accounting perspective.

Ordinary Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares**	% of Beneficial Ownership***	% of Aggregate Voting Power****
Executive Officers and Directors
Daqing Mao(2)	10,626	119,387	130,013	17.64%	91.55%
Zirui Wang	*	—	*	*	*
Xin Guan(3)	*	—	*	*	*
Cheong Kwok Mun	*	—	*	*	*
Zhimo Zhao	*	—	*	*	*
Jian Zhang	—	—	—	—	—
Jinghong Xu	—	—	—	—	—
Xianhao Gu	—	—	—	—	—
Binchao Xu	*	—	*	*	*
Zhenfei Wu	*	—	*	*	*
Jianghai Shen	*	—	*	*	*
Xiaodong Li	*	—	*	*	*
Yan Xu	—	—	—	—	—
All Executive Officers and Directors as a group	18,917	119,387	138,304	18.66%	91.61%
5% or Greater Holders
Holding group of Dr. Daqing Mao/Angela Bai(2)	10,626	119,387	130,013	17.64%	91.55%

*	Less than 1%.

**	On as-converted basis. The Parent has adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 55 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

***	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days as of March 31, 2024, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

****	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

(1)	Except for Jian Zhang, Jinghong Xu, and Xianhao Gu, the address of our directors and executive officers is Floor B1, Tower D, No.2 Guang Hua Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Jian Zhang is 3D Building D, Baoneng Taigucheng North, Nanshan District, Shenzhen, People’s Republic of China. The business address of Jinghong Xu is Room 601 6-F, No.2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China. The business address of Xianhao Gu is No.6 Haidian Zhongjie, Haidian District, Beijing, People’s Republic of China.

(2)	Represents (i) 5,626 Class A Class A ordinary shares and 97,500 Class B ordinary shares, directly held by Maodq Limited, a limited liability company incorporated in the British Virgin Islands wholly owned by Dr. Daqing Mao, (ii) 15,907 Class B ordinary shares held by Fair Vision Group Limited, a British Virgin Islands company wholly owned by Planet MDQ Limited, which is in turn wholly owned by Dr. Daqing Mao, (iii) 5,000 Class A ordinary shares that Dr. Daqing Mao has the right to acquire upon exercise of options within 60 days as of March 31, 2024, and (iv) 5,980 Class B ordinary shares held by Astro Angel Limited, a British Virgin Islands company wholly owned by Baixh Limited and ultimately controlled by Ms. Angela Bai, the spouse of Dr. Daqing Mao. The registered address of Maodq Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. The registered address of Fair Vision Group Limited and Astro Angel Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)	Ms. Xin Guan ceased to be our chief executive officer and chief operating officer since November 2023.

To our knowledge, as of March 31, 2024, 2,285 of our Class A ordinary shares are held by 29 record holders in the United States, representing approximately 0.3% of our total outstanding shares on an as converted basis.

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

Other Transactions of Ucommune

Transactions with Angela Bai and Dr. Daqing Mao

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

In September 2022, Angela Bai entered into two new loan agreements of RMB3.5 million (US$0.5 million) and RMB8.5 million (US$1.2 million) with us, respectively. One loan had an interest rate of 8.0% per annum with a maturity date of March 18, 2023, and the other had an interest rate of 8.0% per annum with a maturity date of September 20, 2023. Pursuant to the loan agreements, the loan must be repaid within 90 days of the maturity date. We fully repaid the loans in the total principal amount of RMB12.0 million (US$1.7 million) in 2023.

On March 6, 2024, we entered into a share subscription agreement with Maodq Limited, an entity wholly owned by Dr. Daqing Mao, pursuant to which Maodq Limited subscribed for 80,000 newly issued Class B ordinary shares at a per share subscription price of US$3.00, for an aggregate cash consideration of US$240,000, to incentivize Dr. Daqing Mao to provide continued services and contribution to our company. The consideration was received by us in March 2024.

Transactions with Youxiang Group

We entered into three lease agreements with Youxiang Chuangzhi (Beijing) Technology Service Co., Ltd. and its affiliates (collectively, “Youxiang Group”), an affiliate of Dr. Daqing Mao. Those lease agreements have terms ranging from two years to 20 years, and we pay daily rents ranging from RMB2.83/m2 to RMB10/m2 with annual increases set forth in the lease agreements. For 2021, 2022 and 2023, the lease expenses incurred in connection with lease agreements with Youxiang Group were RMB5.1 million, RMB1.8 million and RMB27,000 (US$3,800), respectively. As of December 31, 2021, 2022 and 2023, the amounts due to Youxiang Group under these lease agreements were nil, RMB1.4 million and RMB0.5 million (US$72,000), respectively.

Youxiang Group provides property management services to us. For 2021, 2022 and 2023, the expenses incurred in connection with property management services provided by Youxiang Group were RMB5.1 million, RMB6.9 million and RMB0.9 million (US$0.1 million), respectively. As of December 31, 2021, 2022 and 2023, the amounts due to Youxiang Group for property management services were nil.

In March 2021, Youxiang Group provided a loan of RMB1.0 million due March 22, 2022 with an interest of 4.785% per annum to us. As of December 31, 2021 and 2022, the amounts due to Youxiang Group were RMB1.0 million and nil, respectively. We incurred aggregate interest expense of RMB0.1 million and RMB0.4 million on these borrowings in 2021 and 2022, respectively.

We provide consulting, construction and designing services to Youxiang Group. For 2021, 2022 and 2023, revenue generated from Youxiang Group for consulting, construction and designing services was RMB24.6 million, RMB4.3 million and RMB1.2 million (US$0.2 million), respectively. As of December 31, 2021, 2022 and 2023, the amounts due from Youxiang Group for consulting, construction and designing services were RMB18.0 million, RMB16.2 million and RMB14.6 million (US$2.1 million), respectively.

We provide workspace membership services to Youxiang Group. For 2021, 2022 and 2023, revenue generated from Youxiang Group for workspace membership services was RMB0.2 million, RMB0.2 million and RMB34,000 (US$5,000), respectively. As of December 31, 2021, 2022 and 2023, the amounts due from Youxiang Group for workspace membership services were nil.

On July 28, 2021, we disposed of one of our subsidiaries, Beijing Ucommune Jingkai Technology Co., Ltd. to Youxiang Group with a consideration of RMB14.5 million, which was used to settle the payables due to Youxiang Group. The disposal gain of RMB38,000 was recognized into additional paid-in capital as it is the transaction under common control. On July 20, 2022, we disposed of three of our properties located in Kaifeng, Henan Province to Youxiang Group with a total consideration of RMB31.0 million evaluated with the assistance of a third-party appraiser, of which RMB24.2 million was used to settle the payables due to Youxiang Group. The disposal loss of RMB13.1 million was recognized into additional paid-in capital as it is the transaction under common control.

Transactions with Guangdong Advertising Co., Ltd.

We provided marketing services to Guangdong Advertising Co., Ltd., an affiliate of Shengguang Zhongshuo, one of our subsidiaries. In 2021, 2022 and 2023, revenues generated from providing marketing services to Guangdong Advertising Co., Ltd. were RMB45.5 million, RMB25.0 million and RMB26.0 million (US$3.7 million), respectively. As of December 31, 2021, 2022 and 2023, the amounts due from Guangdong Advertising Co., Ltd. for marketing services were RMB35.9 million, RMB3.7 million and RMB0.3 million (US$40,000), respectively.

Guangdong Advertising Co., Ltd. sells advertisement distribution resources to us. For 2021, 2022 and 2023, the expenses incurred from Guangdong Advertising Co., Ltd. in connection with the purchase of advertisement distribution resources were RMB1.9 million, RMB0.4 million and RMB0.6 million (US$87,000), respectively. As of December 31, 2021, 2022 and 2023, the amounts due to Guangdong Advertising Co., Ltd. for advertisement distribution services were nil, nil and RMB1.5 million (US$0.2 million), respectively.

We entered into one lease agreement with Guangdong Advertising Co., Ltd. in 2022. The agreement has a term of one year, with daily rents of RMB4/m2. For 2022 and 2023, the lease expenses incurred in connection with the lease agreement with Guangdong Advertising Co., Ltd. were RMB0.9 million and RMB0.7 million (US$98,000), respectively. As of December 31, 2022 and 2023, the amounts due to Guangdong Advertising Co., Ltd. under the lease agreement were nil and nil, respectively.

Transactions with Guangdong Marketing Advertising Group

Guangdong Marketing Advertising Group, a subsidiary of an affiliate of our subsidiary Shengguang Zhongshuo, sells advertisement distribution resources to us. For 2021, 2022 and 2023, the expenses incurred from Guangdong Marketing Advertising Group in connection with the purchase of advertisement distribution resources were RMB12.6 million, RMB96.5 million and RMB42.3 million (US$6.0 million), respectively. As of December 31, 2021, 2022 and 2023, the amounts due to Guangdong Marketing Advertising Group for advertisement distribution services were RMB12.3 million, RMB25.2 million and nil, respectively.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

Legal Dispute with Beijing Huasheng

In December 2019, Beijing Huasheng Venture Real Estate Development Co., Ltd (“Beijing Huasheng”) entered into a lease agreement with Ucommune Venture. Pursuant to the lease agreement, we agreed to lease the property of Beijing Huasheng in Beijing for a term of 20 years from February 28, 2021 (the “original lease”). Disputes arose between two parties with respect to the performance of the lease agreement. In December 2021, Beijing Huasheng initiated an arbitration before Beijing Arbitration Commission, requesting us to perform the original lease under the lease agreement and demanding us to pay liquidated damages. On May 30, 2023, Beijing Arbitration Commission dismissed Beijing Huasheng’s request and decided that we were not liable for any damages.

On October 19, 2023, Beijing Huasheng, together with Beijing Aikang Medical Investment Holding Group Co., Ltd. and Shanghai Tibai Medical Technology Co., Ltd. initialed another arbitration before Beijing Arbitration Commission, requesting us to compensate for the loss of their investments in the amount of US$19.8 million and the related interest, in a total of RMB140 million. As of the date of this annual report, the case has not been heard.

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

The Parent is our ultimate holding company incorporated in the Cayman Islands, and relies principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business.”

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

See “— C. Markets” for our host market and trading symbol. Holders of our Class A ordinary shares and warrants should obtain current market quotations for their securities. The Parent has a dual-class ordinary share structure in which Class A ordinary shares have different voting rights from Class B ordinary shares. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to 55 votes. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — The Parent’s dual-class share structure with different voting rights may adversely affect the value and liquidity of the Class A ordinary shares.”

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

B. Memorandum and Articles of Association

The Parent is an exempted company with limited liability incorporated under the laws of the Cayman Islands and the Parent’s affairs are governed by its Memorandum and Articles of Association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands. In this section, “we”, “us” or “our” refers to Ucommune International Ltd, the Parent.

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

Voting Rights; Meetings of Shareholders. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 55 votes, voting together as one class. Voting at any meeting of shareholders is by poll and not on a show of hands.

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

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (except for the memorandum and articles of association, special resolutions which have been passed by our shareholders, and our register of mortgages and charges). The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company - a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

E. Taxation

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands.

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

Material U.S. Federal Income Taxation Considerations

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (defined below) of an investment in our Class A ordinary shares or warrants. This summary applies only to investors that hold our Class A ordinary shares or warrants as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the U.S. Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. The summary below does not discuss certain U.S. federal tax consequences that may be relevant to a particular U.S. Holder’s particular circumstances, such as consequences relating to the Medicare contribution tax on net investment income or the alternative minimum tax.

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

Based on the manner in which we operate our business, the composition and characterization of our income and assets, and the value of our assets, including goodwill, although not clear, we believe that it is reasonable to take a position that we were not classified as a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be classified as a PFIC for the current or future taxable years. The value of the assets of our Parent for purposes of the PFIC determination will generally be determined by reference to the market price of our Class A ordinary shares, which could fluctuate significantly. Our market capitalization fluctuated significantly during the taxable year ended December 31, 2023. Among other matters, if our market capitalization does not increase or continues to decline, we may be or become classified as a PFIC for the current or future taxable years. If we are treated as a “controlled foreign corporation” (see “Item 3. Key Information — D. Risk Factors — Risks Relating to Being a Public Company and Our Securities — If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.” above), the value of the assets owned by our subsidiaries and consolidated VIEs will be determined by reference to the adjusted tax basis of such assets for U.S. federal income tax purposes, which may increase the likelihood that we are a PFIC. Because we do not currently track adjusted tax basis for U.S. federal income tax purposes, we may not be able to determine whether we are a PFIC in future taxable years. In addition, our PFIC status depends on the manner in which we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). It is also possible that the IRS may challenge the composition and characterization of our assets or income or the valuation of our assets, goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or future taxable years. Furthermore, it is not entirely clear how the contractual arrangements between us, the VIEs and their nominal shareholders are treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us. Because of these uncertainties, there can be no assurance we were not classified as a PFIC for our taxable year ended December 31, 2023, or will not be classified as a PFIC in the current taxable year or future taxable years.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash and cash equivalents denominated in RMB amounted to RMB131.6 million, RMB48.8 million and RMB52.9 million (US$7.5 million) as of December 31, 2021, 2022 and 2023, respectively.

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2021, 2022 and 2023 were increases of 0.9%, 2.0% and 0.2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we may be affected in the future by higher rates of inflation in China.

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

Use of Proceeds

Follow-on and Warrants Registration Statement

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-252271) (the “Follow-on and Warrants F-1 Registration Statement”) filed by the Parent, including the prospectus contained therein (on a retroactive basis to reflect the 12-to-1 share consolidation effected on November 29, 2023) in relation to the Parent’s 20,577 Class A ordinary shares and warrants to purchase 20,577 Class A ordinary shares at a combined offering price of US$972.00 for one Class A ordinary share and one warrant to purchase one Class A ordinary share, i.e., the base offering, and the underwriter’s exercise of option to purchase from us an additional 740,740 warrants at a price of US$2.40 per warrant to purchase from us an additional 3,087 warrants shares, less underwriting discounts and commissions, i.e., the option offering. The Follow-on and Warrants F-1 Registration Statement registered US$23 million of Class A ordinary shares, par value US$0.024 per share and another US$23 million of Class A ordinary shares, par value US$0.024 per share, issuable upon exercise of the warrants issued thereunder.

Maxim Group LLC was the sole book-running manager for the offering. Maxim Group LLC exercised its option in full to purchase an additional 61,729 warrants at an offering price of US$2.40 per warrant to purchase from us an additional 3,087 warrants shares. The Follow-on and Warrants F-1 Registration Statement became effective on January 28, 2021. The base offering and the option offering for the warrants closed concurrently in February 2021.

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

The selling shareholders will pay any underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses incurred by such selling shareholders in disposing of their Class A ordinary shares, and we will bear all other costs, fees and expenses incurred in effecting the registration of such securities covered thereby, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accountants. We incurred total expenses in connection with the offering of approximately US$0.4 million. The net proceeds to us from the offering were approximately US$2.6 million. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of December 31, 2023, all of the net proceeds from the offering was used for working capital and general corporate purposes. We intend to use the remainder of the proceeds as disclosed in the Resale of PIPE Shares, Warrants, UPOs and Debenture and JAK Warrants Registration Statement.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer, former chief financial officer and financial reporting director, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that our disclosure controls and procedures were ineffective as of December 31, 2023 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting. See “— Internal Control Over Financial Reporting.”

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2023 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2023 due to the material weaknesses identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

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

We intend to remediate these material weaknesses in multiple phases and expect that we will incur certain costs for implementing our remediation measures. The implementation of the measure, however, may not fully address the material weaknesses identified in our internal control over financial reporting, and we cannot conclude that the material weaknesses have been fully remedied as of December 31, 2023. In addition, we cannot assure you that we will be able to continue implementing these measures in the future. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to our Business and Industry — If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our Class A may be materially and adversely affected.”

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

ITEM 16. [RESERVED]

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP), the independent registered public accounting firm of Ucommune Group Holdings before the Business Combination and our independent registered public accounting firm after the Business Combination. We did not pay any other fees to Marcum Asia CPAs LLP during the periods indicated below.

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Services	(in thousands)
Audit Fees	3,314	3,104	3,479
Audit - Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	3,314	3,104	3,479

Note:

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our offering in February 2021.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products or services provided by our independent registered public accounting firm other than those reported above.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Parent is an exempted company with limited liability incorporated in the Cayman Islands and its corporate governance practices are governed by applicable Cayman Islands law. In addition, because the Parent’s Class A ordinary shares are listed on the Nasdaq Capital Market, the Parent is subject to corporate governance requirements of the Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) allows foreign private issuers like the Parent to follow “home country practice” with respect to certain corporate governance matters.

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

 ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

To maintain a consistently high level of service experience for our clients, preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data, intellectual property, and network infrastructure, while meeting regulatory requirements, it is crucial to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our dedicated cybersecurity staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our head of cybersecurity, is responsible for:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations;

●	monitoring threats to sensitive data and unauthorized access to our systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;

●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the year ended December 31, 2023, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information — D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

Governance

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures.

Our board of directors receives reports on cybersecurity risks, including recent legislative developments and evolving standards on cybersecurity, key issues, priorities and challenges in our cybersecurity management, and relevant data or metrics. Our board of directors also receives prompt and timely information regarding any significant cybersecurity incidents, as well as ongoing updates regarding any such incidents. Furthermore, in the event of any significant updates or adjustments to our cybersecurity related policies, our head of cybersecurity will present them to the board of directors for their review and approval.

Our chief risk officer leads the overall assessment, identification and management of risks related to cybersecurity threats. He works collaboratively within our management and receives regular briefings on cybersecurity matters, such as report on cybersecurity incidents and responses and remedial measures.

Our chief risk officer and dedicated staff are responsible for the daily management of our cybersecurity efforts. This includes updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. Their primary focus is to consistently update our cybersecurity programs and mitigation strategies, ensuring they align with industry best practices and procedures.

part III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

 ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Ucommune International Ltd. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of the current report on Form 6-K/A (File No. 001-39738) filed with the SEC on December 6, 2023)
2.1	Registrant’s Specimen Ordinary Share Certificate, as currently effective (incorporated by reference to Exhibit 4.2 of the registration statement on Form S-8 (File No. 001-39738), as amended, filed with the SEC on December 15, 2023)
2.2	Registrant’s Specimen Warrant Certificate (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.2 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
2.3	Warrant Agreement for Warrants issued in connection with the Business Combination (incorporated by reference to Exhibit 4.3 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
2.4	Form of Warrant Agent Agreement between the Registrant and American Stock Transfer & Trust Company, LLC. (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.4 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
2.5	Form of Warrant issued by the Registrant in February 2021 (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.5 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
2.6	Form of US$3,000,000 principal sum of 8% Senior Convertible Debenture (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)
2.7	Form of Series A/B/C Warrants (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)
2.8	Amendment to US$3,000,000 principal sum of 8% Senior Convertible Debenture dated as of March 1, 2022 entered into between Ucommune International Ltd and the Holder named therein (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on March 2, 2022)
2.9	Amendment to Series A/B/C Warrants (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on March 2, 2022)
2.10	Amendment to US$3,000,000 principal sum of 8% Senior Convertible Debenture entered into between Ucommune International Ltd and the Holder named therein (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on August 29, 2022)
2.11	Amendment to Series A/B/C Warrants (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on August 29, 2022)
2.12	Amendment to US$3,000,000 principal sum of 8% Senior Convertible Debenture entered into between Ucommune International Ltd and the Holder named therein (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on October 25, 2022)

2.13	Amendment to Series A/B/C Warrants (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on October 25, 2022)
2.14	Amendment to US$3,000,000 principal sum of 8% Senior Convertible Debenture entered into between Ucommune International Ltd and the Holder named therein (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 25, 2023)
2.15	Amendment to Series A/B/C Warrants (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 25, 2023)
2.16	Amendment to US$3,000,000 principal sum of 8% Senior Convertible Debenture entered into between Ucommune International Ltd and the Holder named therein (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on June 8, 2023)
2.17	Amendment to Series A/B/C Warrants (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on June 8, 2023)
2.18	Amendment to Series A/B/C Warrants (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 30, 2024)
2.20*	Description of Securities
4.1	Merger Agreement dated June 29, 2020 (incorporated by reference to Exhibit 10.1 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.2	Ucommune Group Holdings Limited 2019 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.3*	Ucommune International Ltd 2020 Share Incentive Plan
4.4	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.4 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.5 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.6	English translation of Exclusive Business Cooperation Agreement dated July 5, 2019 between Ucommune (Beijing) Technology Co., Ltd. and Ucommune (Beijing) Venture Investment Co., Ltd. (incorporated by reference to Exhibit 10.6 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.7	English translation of Equity Pledge Agreement dated November 22, 2019 among Ucommune (Beijing) Technology Co., Ltd., Ucommune (Beijing) Venture Investment Co., Ltd. and the shareholders of Ucommune (Beijing) Venture Investment Co., Ltd. (incorporated by reference to Exhibit 10.7 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.8	English translation of Exclusive Option Agreement dated November 22, 2019 among Ucommune (Beijing) Technology Co., Ltd., Ucommune (Beijing) Venture Investment Co., Ltd. and the shareholders of Ucommune (Beijing) Venture Investment Co., Ltd. (incorporated by reference to Exhibit 10.8 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.9	English translation of Shareholders’ Voting Right Proxy Agreement dated November 22, 2019 among Ucommune (Beijing) Technology Co., Ltd., Ucommune (Beijing) Venture Investment Co., Ltd. and the shareholders of Ucommune (Beijing) Venture Investment Co., Ltd. (incorporated by reference to Exhibit 10.9 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.10	English translation of Spousal Consent granted by the spouse of Jiahui Gan dated November 22, 2019 (incorporated by reference to Exhibit 10.10 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.11	English translation of Spousal Consent granted by the spouse of Zhuangkun He dated November 22, 2019 (incorporated by reference to Exhibit 10.11 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.12	English translation of Spousal Consent granted by the spouse of Min Jiang dated November 22, 2019 (incorporated by reference to Exhibit 10.12 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.13	English translation of Spousal Consent granted by the spouse of Jun Qin dated November 22, 2019 (incorporated by reference to Exhibit 10.13 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.14	English translation of Spousal Consent granted by the spouse of Angela Bai dated November 22, 2019 (incorporated by reference to Exhibit 10.14 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.15	English translation of Spousal Consent granted by the spouse of Bin Zhao dated November 22, 2019 (incorporated by reference to Exhibit 10.15 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.16	English translation of Spousal Consent granted by the spouse of Jinwang Zhou dated November 22, 2019 (incorporated by reference to Exhibit 10.16 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.17	English translation of Spousal Consent granted by the spouse of Zhiyong Zhao dated November 22, 2019 (incorporated by reference to Exhibit 10.17 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.18	English translation of Spousal Consent granted by the spouse of Liang Chen dated November 22, 2019 (incorporated by reference to Exhibit 10.18 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.19	English translation of Exclusive Business Cooperation Agreement dated May 20, 2019 between Ucommune (Beijing) Technology Co., Ltd and Beijing Ubazaar Technology Co., Ltd. (incorporated by reference to Exhibit 10.19 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.20	English translation of Equity Pledge Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.20 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.21	English translation of Exclusive Option Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.21 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.22	English translation of Shareholders’ Voting Right Proxy Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.22 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.23	English translation of Exclusive Technology Consulting and Service Agreement dated January 30, 2019 between Beijing Melo Technology Co., Ltd. and Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.23 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.24	English translation of Equity Pledge Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.24 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.25	English translation of Exclusive Option Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.25 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.26	English translation of Shareholders’ Voting Right Proxy Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.26 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.27	Form of Backstop Agreement (incorporated by reference to Exhibit 10.27 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.28	Form of lock-up agreement entered into with former shareholders of UCommune Group Holdings Limited (incorporated by reference to Exhibit 10.28 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.29	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)
4.30	Amendment to Securities Purchase Agreement dated as of March 1, 2022 entered into between Ucommune International Ltd and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on March 2, 2022)
4.31	Amendment to Securities Purchase Agreement dated as of August 29, 2022 entered into between Ucommune International Ltd and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on August 29, 2022)
4.32	Amendment to Securities Purchase Agreement dated as of October 25, 2022 entered into between Ucommune International Ltd and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on October 25, 2022)
4.33	Amendment to Securities Purchase Agreement dated as of January 24, 2023 entered into between Ucommune International Ltd and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 25, 2023)
4.34	Amendment to Securities Purchase Agreement dated as of June 7, 2023 entered into between Ucommune International Ltd and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on June 8, 2023)
4.35	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)
4.36	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.3 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)
4.37*	English translation of Agreement to Terminate Series of Contractual Arrangements dated June 26, 2023 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi
4.38*	English translation of Equity Pledge Agreement dated June 26, 2023 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Geng Cao
4.39*	English translation of Exclusive Option Agreement dated June 26, 2023 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Geng Cao
4.40*	English translation of Shareholders’ Voting Right Proxy Agreement dated June 26, 2023 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Geng Cao
4.41*	English translation of Agreement to Terminate Series of Contractual Arrangements dated December 30, 2023 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd.
8.1*	List of Principal Subsidiaries and VIEs

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP)
15.2*	Consent of Jingtian & Gongcheng
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97.1*	Policy Relating to Recovery of Erroneously Awarded Compensation
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

UCOMMUNE INTERNATIONAL LTD

Date: April 24, 2024	By:	/s/ Yan Xu
	Name:	Yan Xu
	Title:	Financial Reporting Director

UCOMMUNE INTERNATIONAL LTD.

Report of Independent Registered Public Accounting Firm (PCAOB ID 5395)

To the Shareholders and Board of Directors of Ucommune International Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ucommune International Ltd. (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1(b), the Company has a significant working capital deficiency, has incurred significant recurring operating losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

New York, NY
April 24, 2024

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2022	2023
	RMB	RMB	USD
			(Note 2h)
ASSETS
Current assets:
Cash and cash equivalents	53,245	54,288	7,646
Restricted cash, current	—	985	139
Short-term investments	7,720	17,127	2,412
Accounts receivable, net of allowance of RMB22,281 and RMB46,756 as of December 31, 2022 and 2023, respectively	203,636	86,093	12,126
Prepaid expenses and other current assets, net	78,715	85,294	12,013
Amounts due from related parties, current	21,640	50,763	7,150
Total current assets	364,956	294,550	41,486

Non-current assets
Long-term investments	22,231	45,553	6,416
Property and equipment, net	131,325	54,507	7,677
Right-of-use assets, net	319,263	142,456	20,065
Intangible assets, net	3,885	2,852	402
Rental deposit	18,588	6,841	964
Long-term prepaid expenses	72,135	—	—
Amounts due from related parties, non-current	158	—	—
Other assets, non-current	105,825	40,000	5,634
Total non-current assets	673,410	292,209	41,158
TOTAL ASSETS	1,038,366	586,759	82,644

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2022	2023
	RMB	RMB	USD
			(Note 2h)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to the Company of RMB790 and nil as of December 31, 2022 and 2023, respectively)	790	—	—
Long-term borrowings, current portion (including long-term borrowings, current portion of the consolidated VIEs without recourse to the Company of RMB4,502 and nil as of December 31, 2022 and 2023, respectively)	4,502	—	—
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of RMB273,813 and RMB198,318 as of December 31, 2022 and 2023, respectively)	279,679	202,184	28,477
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB227,026 and RMB149,982 as of December 31, 2022 and 2023, respectively)	229,880	157,211	22,143
Amounts due to related parties, current (including amounts due to related parties, current of the consolidated VIEs without recourse to the Company of RMB39,310 and RMB2,467 as of December 31, 2022 and 2023, respectively)	41,234	4,424	623
Deferred workspace membership fee (including advance workspace membership fee of the consolidated VIEs without recourse to the Company of RMB24,106 and RMB17,730 as of December 31, 2022 and 2023, respectively)	24,536	17,730	2,497
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to the Company of RMB11,708 and RMB7,637 as of December 31, 2022 and 2023, respectively)	11,715	7,637	1,076
Income taxes payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB5,259 and RMB2,726 as of December 31, 2022 and 2023, respectively)	5,259	2,726	384
Deferred subsidy income (including deferred subsidiary income of the consolidated VIEs without recourse to the Company of RMB5,869 and RMB3,204 as of December 31, 2022 and 2023, respectively)	5,869	3,204	451
Convertible bond (including convertible bond of the consolidated VIEs without recourse to the Company of nil and nil as of December 31, 2022 and 2023, respectively)	17,464	—	—
Put option liabilities (including put option liabilities of the consolidated VIEs without recourse to the Company of nil and nil as of December 31, 2022 and 2023, respectively)	369	—	—
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to the Company of RMB162,791 and RMB36,927 as of December 31, 2022 and 2023, respectively)	162,791	36,927	5,201
Total current liabilities	784,088	432,043	60,852

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2022	2023
	RMB	RMB	USD
			(Note 2h)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-current liabilities:
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to the Company of RMB388 and nil as of December 31, 2022 and 2023, respectively)	388	—	—
Refundable deposits from members, non-current (including refundable deposits from members, non-current of the consolidated VIEs without recourse to the Company of RMB8,890 and RMB9,185 as of December 31, 2022 and 2023, respectively)	8,890	9,185	1,294
Deferred tax liabilities (including deferred tax liability of the consolidated VIEs without recourse to the Company of RMB19 and nil as of December 31, 2022 and 2023, respectively)	19	—	—
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to the Company of RMB153,298 and RMB70,628 as of December 31, 2022 and 2023, respectively)	153,298	70,628	9,948
Warrant liabilities (including warrant liabilities of the consolidated VIEs without recourse to the Company of nil and nil as of December 31, 2022 and 2023, respectively)	14,291	5,383	758
Total non-current liabilities	176,886	85,196	12,000
TOTAL LIABILITIES	960,974	517,239	72,852

Commitments and contingencies (Note 23)

SHAREHOLDERS’ EQUITY
Class A ordinary shares (1,666,667 and 20,000,000 authorized, 346,084 and 611,778 issued and outstanding as of December 31, 2022 and, 2023, with par value of US$0.024 and US$0.024, respectively(i))	57	93	13
Class B ordinary shares (416,667 and 5,000,000 authorized, 39,387 and 39,387 issued and outstanding as of December 31, 2022 and 2023, with par value of US$0.024 and US$0.024, respectively(i))	6	6	1
Additional paid-in capital	4,550,134	4,573,515	644,166
Statutory reserves	6,246	6,449	908
Accumulated deficit	(4,529,473)	(4,540,848)	(639,565)
Accumulated other comprehensive income	24,297	22,754	3,205
Total Ucommune International Ltd. shareholders’ equity	51,267	61,969	8,728
Noncontrolling interests	26,125	7,551	1,064
TOTAL EQUITY	77,392	69,520	9,792
TOTAL LIABILITIES AND EQUITY	1,038,366	586,759	82,644

(i)	Par value of ordinary shares and share data have been retroactively restated to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company, and a share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2h)
Revenue:
Workspace membership revenue (including services provided to a related party of RMB159, RMB242 and RMB34 for the years ended December 31, 2021, 2022 and 2023, respectively)	376,642	258,796	124,140	17,485
Marketing and branding service revenue (including services provided to a related party of RMB45,528, RMB24,993 and RMB26,043 for the years ended December 31, 2021, 2022 and 2023, respectively)	463,475	287,453	237,373	33,433
Other service revenue (including services provided to related parties of RMB25,928, RMB27,357 and RMB1,709 for the years ended December 31, 2021, 2022 and 2023, respectively)	217,391	114,492	98,307	13,846
Total revenue	1,057,508	660,741	459,820	64,764

Cost of revenue:
Workspace membership (including services provided by related parties of RMB3,490, RMB853 and RMB27 for the years ended December 31, 2021, 2022 and 2023, respectively)	(508,121)	(339,088)	(141,462)	(19,925)
Marketing and branding service (including services provided by related parties of RMB14,495, RMB96,971 and RMB42,923 for the years ended December 31, 2021, 2022 and 2023, respectively)	(444,717)	(291,568)	(223,861)	(31,530)
Other services	(181,222)	(104,311)	(89,461)	(12,600)
Total cost of revenue	(1,134,060)	(734,967)	(454,784)	(64,055)
Operating expenses:
Impairment loss on long-lived assets and long-term prepaid expenses	(114,485)	(111,308)	(29,109)	(4,100)
Impairment loss on goodwill	(1,504,525)	(43,011)	—	—
Sales and marketing expenses	(61,670)	(27,109)	(13,801)	(1,944)
General and administrative expenses	(376,417)	(108,013)	(101,119)	(14,242)
Change in fair value of warrant liability	6,837	9,062	9,099	1,282
Change in fair value of put option liability	—	706	373	53
Loss from operations	(2,126,812)	(353,899)	(129,521)	(18,242)
Non-operating (expense)/income:
Interest (expense)/income, net	(3,262)	(17,078)	1,151	161
Subsidy income	7,352	6,325	8,571	1,207
Impairment loss on long-term investments	(1,371)	—	(25,603)	(3,606)
Gain on disposal of long-term investments	—	—	6,370	897
(Loss)/Gain on disposal of subsidiaries	(14,978)	23,009	112,792	15,886
Other (expense)/income, net	(19,260)	20,325	9,104	1,282
Loss before income taxes and loss from equity method investments	(2,158,331)	(321,318)	(17,136)	(2,415)
Provision for income taxes	(4,479)	(1,178)	(6,215)	(875)
(Loss)/Gain from equity method investments	(27)	—	795	112
Net loss	(2,162,837)	(322,496)	(22,556)	(3,178)
Less: Net loss attributable to noncontrolling interests	(166,424)	(30,822)	(17,692)	(2,492)
Net loss attributable to Ucommune International Ltd.	(1,996,413)	(291,674)	(4,864)	(686)
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd.(i)
– Basic and diluted(i)	(5,554.51)	(794.12)	(8.99)	(1.27)
Weighted average shares used in calculating net loss per share(i)
– Basic and diluted(i)	359,422	367,293	540,836	540,836

(i)	Par value of ordinary shares and share data have been retroactively restated to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company, and a share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2h)
Net loss	(2,162,837)	(322,496)	(22,556)	(3,178)
Other comprehensive loss, net of tax
Foreign currency translation adjustments	(3,651)	(1,874)	(1,548)	(218)
Total Comprehensive loss	(2,166,488)	(324,370)	(24,104)	(3,396)
Less: Comprehensive loss attributable to noncontrolling interest	(166,424)	(30,845)	(17,697)	(2,493)
Comprehensive loss attributable to Ucommune International Ltd.’s shareholders	(2,000,064)	(293,525)	(6,407)	(903)

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands, except share and per share data, or otherwise noted)

	Ordinary Shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total Ucommune International Ltd. shareholders’	Noncontrolling	Total
	Shares(i)	Amount	capital	reserve	deficit	loss	equity	interests	equity
Balance as of December 31, 2020	335,224	55	4,230,656	5,065	(2,240,205)	4,742	2,000,313	185,303	2,185,616
Net loss	—	—	—	—	(1,996,413)	—	(1,996,413)	(166,424)	(2,162,837)
Foreign currency translation adjustment	—	—	—	—	—	(3,651)	(3,651)	—	(3,651)
Provision for statutory reserve	—	—	—	986	(986)	—	—	—	—
Share issuance upon the underwritten public offering, net of issuance costs	20,577	4	93,311	—	—	—	93,315	—	93,315
Issuance of Earn-out shares to the Founder	8,334	1	(1)	—	—	—	—	—	—
Stock-based compensation	—	—	244,339	—	—	—	244,339	—	244,339
Capital contribution from noncontrolling shareholders	—	—	140	—	—	—	140	25	165
Capital injection to a subsidiary	—	—	(1,902)	—	—	—	(1,902)	1,902	—
Addition of noncontrolling interest in connection with acquisition	—	—	—	—	—	—	—	22,400	22,400
Acquisition of noncontrolling interest	—	—	375	—	—	—	375	(1,075)	(700)
Disposal of subsidiary to a related party	—	—	38	—	—	—	38	(874)	(836)
Round-up of fractional shares in connection with share consolidation	3
Capital reduction from noncontrolling shareholders	—	—	—	—	—	—	—	(100)	(100)
Balance as of December 31, 2021	364,138	60	4,566,956	6,051	(4,237,604)	1,091	336,554	41,157	377,711
Net loss	—	—	—	—	(291,674)	—	(291,674)	(30,822)	(322,496)
Foreign currency translation adjustment	—	—	(25,057)	—	—	23,206	(1,851)	(23)	(1,874)
Provision for statutory reserve	—	—	—	195	(195)	—	—	—	—
Shares issued for conversion of convertible debt	20,983	3	3,679	—	—	—	3,682	—	3,682
Stock-based compensation	—	—	17,684	—	—	—	17,684	—	17,684
Capital contribution from noncontrolling shareholders	—	—	351	—	—	—	351	544	895
Disposal of property to a related party under common control	—	—	(13,128)	—	—	—	(13,128)	—	(13,128)
Disposal of subsidiary	—	—	(351)	—	—	—	(351)	15,269	14,918
Round-up of fractional shares in connection with share consolidation	350
Balance as of December 31, 2022	385,471	63	4,550,134	6,246	(4,529,473)	24,297	51,267	26,125	77,392
Adoption of ASC 326	—	—	—	—	(6,308)	—	(6,308)	—	(6,308)
Net loss	—	—	—	—	(4,864)	—	(4,864)	(17,692)	(22,556)
Foreign currency translation adjustment	—	—	—	—	—	(1,543)	(1,543)	(5)	(1,548)
Provision for statutory reserve	—	—	—	203	(203)	—	—	—	—
Shares issued for conversion of convertible debt	213,138	36	15,174	—	—	—	15,210	—	15,210
Stock-based compensation	18,332	—	8,207	—	—	—	8,207	—	8,207
Capital contribution from noncontrolling shareholders	—	—	—	—	—	—	—	500	500
Disposal of subsidiaries	—	—	—	—	—	—	—	(1,377)	(1,377)
Round-up of fractional shares in connection with share consolidation	34,224
Balance as of December 31, 2023 in RMB	651,165	99	4,573,515	6,449	(4,540,848)	22,754	61,969	7,551	69,520
Balance as of December 31, 2023 in USD	651,165	14	644,166	908	(639,565)	3,205	8,728	1,064	9,792

(i)	Par value of ordinary shares and share data have been retroactively restated to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company, and a share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2h)
Cash flows from operating activities:
Net loss	(2,162,837)	(322,496)	(22,556)	(3,178)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	71,697	42,621	16,534	2,329
Amortization of intangible assets	10,154	3,946	1,437	202
Loss on disposal of property, equipment and other long-lived assets	113,411	4,065	14,270	2,010
Gain from termination of right-of-use assets	(94,022)	(27,347)	(30,427)	(4,286)
Loss on disposal of intangible assets	—	—	95	13
Loss on disposal of creditor’s right of long-term prepaid expense	—	—	46,866	6,601
Impairment of long-lived assets and long-term prepaid expenses	114,485	111,308	29,109	4,100
Impairment of long-term investment	1,371	—	25,603	3,606
Impairment of Goodwill	1,504,525	43,011	—	—
Loss/(Gain) on disposal of subsidiaries	14,978	(23,009)	(112,792)	(15,886)
Gain on dissolution of subsidiaries	—	—	(16,932)	(2,385)
Gain on disposal of long-term investments	—	—	(6,370)	(897)
Amortization of right-of-use assets	113,306	140,123	62,692	8,830
Change in fair value of warrant liabilities	(6,837)	(9,062)	(9,099)	(1,282)
Change in fair value of put option liabilities	—	(706)	(373)	(53)
Share-based compensation	249,317	14,721	25,722	3,623
Bad debt expense	12,587	10,212	28,023	3,947
Loss/(Gain) from equity method investment	27	—	(795)	(112)
Deferred income tax benefit	(1,445)	(343)	(19)	(3)
Accrued interest expense/(income) on convertible bond	—	15,916	(1,395)	(195)
Other (income)/expense, net	(6,253)	—	1,174	166
Changes in operating assets and liabilities:
Accounts receivable	(10,102)	(80,467)	94,870	13,363
Prepaid expenses and other current assets	40,636	(49,064)	(17,587)	(2,476)
Amount due from related parties	(30,412)	33,415	(28,965)	(4,080)
Long-term prepaid expenses	(30,091)	—	25,269	3,559
Rental deposit, non-current	24,950	9,590	4,409	621
Accounts payable	6,166	(16,317)	(21,389)	(3,013)
Note payable	(12,105)	—	—	—
Accrued expenses and other current liabilities	47,524	43,457	(23,379)	(3,293)
Deferred workspace membership fee	(909)	(27,592)	(3,216)	(453)
Contract liabilities	8,824	(11,739)	(5,247)	(739)
Income tax payable	3,070	890	6,193	872
Deferred subsidy income	(1,454)	(2,239)	(2,163)	(305)
Amount due to related parties	(35,525)	18,370	(25,306)	(3,564)
Lease liabilities	(149,445)	(85,993)	(38,377)	(5,405)
Refundable deposits from members, non-current	5,289	(11,168)	1,117	157
Net cash (used in)/provided by operating activities	(199,120)	(175,897)	16,996	2,394

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2h)
Cash Flows from investing activities
Redemption of term deposits	47,710	—	—	—
Purchase of short-term investments	(365,868)	(215,390)	(103,555)	(14,585)
Redemption of short-term investments	345,345	234,093	94,148	13,260
Purchase of property and equipment	(42,762)	(20,271)	(13,548)	(1,908)
Proceeds from disposal of property and equipment	124	6,977	85	12
Purchase of intangible asset	(1,200)	—	—	—
Loan provided to third parties	(8,036)	—	—	—
Loan collected from third parties	—	5,000	—	—
Payment for long-term investment	(15,121)	—	—	—
Proceeds from disposal of long-term investments	—	—	6,370	897
Proceeds from settlement of non-current assets	—	—	35,000	4,930
Cash deduction due to disposal of subsidiaries	(1,625)	(1,031)	(1,793)	(253)
Cash received for business acquisitions, net of cash paid	1,186	—	—	—
Proceeds from disposal of subsidiaries	205	—	—	—
Investment of cash in Trust Account	(19,041)	—	—	—
Collection of cash in Trust Account	—	19,271	—	—
Net cash (used in)/provided by investing activities	(59,083)	28,649	16,707	2,353

Cash flows from financing activities
Capital reduction in a subsidiary	(100)	—	—	—
Capital contribution from noncontrolling shareholders	165	895	—	—
Acquisition of noncontrolling interests	(700)	—	—	—
Loan repaid to related parties	(10,750)	—	(12,000)	(1,690)
Loan received from related parties	2,761	12,000	—	—
Loan received from third parties	50,990	21,930	4,862	685
Loan repaid to third parties	(75,031)	(67,428)	(18,169)	(2,559)
Redemption of convertible bond	—	—	(5,482)	(772)
Cash received from issuing convertible bond	—	17,684	—	—
Underwritten public offering financing, net of listing fee	111,559	—	—	—
Net cash provided by/(used in) financing activities	78,894	(14,919)	(30,789)	(4,336)

Effects of exchange rate changes	(4,986)	(1,083)	(886)	(125)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(184,295)	(163,250)	2,028	286
Cash, cash equivalents and restricted cash – beginning of the period	400,790	216,495	53,245	7,499
Cash, cash equivalents and restricted cash – end of the period	216,495	53,245	55,273	7,785

Supplemental disclosure of cash flow information:
Interest paid	11,173	9,378	4,170	587
Income taxes paid	2,854	698	58	8

Supplemental disclosure of noncash information:
Payable for purchase of property and equipment	123,998	106,178	2,511	354
Payable for investments and acquisitions	10,556	5,006	—	—
Right-of-use assets obtained in exchange for new operating lease liabilities	150,486	42,215	12,980	1,828
ROU assets disposed as reduction of operating lease liabilities due to lease termination	192,570	290,316	140,507	19,790
Disposal of property to related party as settlement of payable	—	24,150	—	—
Conversion of convertible bond’s principal	—	1,940	15,199	2,141
Disposal of properties and prepaid expenses and other current assets in exchange for long-term investments	—	—	48,300	6,803

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2h)
Cash and cash equivalents	165,792	53,245	54,288	7,646
Restricted cash, current	50,703	—	985	139
Total cash, cash equivalents and restricted cash	216,495	53,245	55,273	7,785

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
NOTES TO CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2021, 2022 and 2023
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

As of December 31, 2023, the Company’s major subsidiaries, its VIEs and the VIEs’ major subsidiaries were as follow:

Name	Later of date of establishment or acquisition	Place of establishment	Percentage of legal ownership of the Company	Principal activities
Major Subsidiaries of the Company:
Ucommune Group Holdings Limited	September 21, 2018	Cayman	100%	Investment holding
Ucommune Group Holdings (Hong Kong) Limited (“Ucommune HK”)	December 7, 2018	Hong Kong	100%	Shared workspace
Ucommune (Beijing) Information Technology Co., Ltd (“WFOE”)	January 3, 2019	PRC	100%	Technology and internet service
Melo, Inc.	May 15, 2019	Delaware	100%	Technology Innovation
Melo Hongkong Limited	May 15, 2019	Hong Kong	100%	Technology Innovation
Beijing Melo Technology Co. Ltd	May 15, 2019	PRC	100%	Technology Innovation
Beijing Litong Huida Information Technology Co., Ltd	November 17, 2023	PRC	100%	Technology and internet service
VIEs:
Ucommune (Beijing) Venture Investment Co., Ltd (“Ucommune Venture”)	April 3, 2015	PRC	Nil	Shared workspace
Beijing Youxianji Technology Co., Ltd (“Beijing U Bazaar”)	August 29, 2018	PRC	Nil	Technology and internet service
Major VIEs’ subsidiaries:
Beijing Sunshine 100 Ucommune Venture Investment Co., Ltd.	May 18, 2015	PRC	Nil	Shared workspace
Beijing Hongkun Enterprise Management Consulting Co., Ltd.	May 16, 2016	PRC	Nil	Shared workspace
Beijing Dongke Ucommune Technology Service Co., Ltd.	July 06, 2017	PRC	Nil	Shared workspace
Hongtai Innovation Space (Beijing) Venture Investment Co., Ltd. (“Hongtai Space”)	December 05, 2017	PRC	Nil	Shared workspace
Shenzhen Weido Union Technology Co., Ltd. and Subsidiaries (“Shenzhen Weido”)	June 01, 2018	PRC	Nil	Shared workspace
Hezuogongchuang (Beijing) Office Services Co., Ltd. and its Subsidiaries (“Wujie Space”)	June 01, 2018	PRC	Nil	Shared workspace
Beijing Dongyi Yuanda Architectural Decoration Engineering Co., Ltd. (“Dongyi Yuanda”)	July 01,2018	PRC	Nil	Construction
Beijing Daguan Architectural Design Consulting Co., Ltd. and Subsidiary (“Daguan”)	July 01,2018	PRC	Nil	Interior design
Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd. (“Shengguang Zhongshuo”)	December 20, 2018	PRC	Nil	Marketing service
Beijing Xiyu Information Technology Co., Ltd.	March 20, 2017	PRC	Nil	SaaS services and IOT solutions
Guangdong Wanhe Green Technology Co., Ltd. (“Wanhe”)	May 31, 2021	PRC	Nil	Interior design

a. The VIE arrangements

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

The Group’s business has been directly operated by the VIEs and their subsidiaries. As of December 31, 2022, and 2023, the VIEs and their subsidiaries accounted for an aggregate of 98.9% and 91.9%, respectively, of the Group’s consolidated total assets, and 95.5% and 96.4% respectively of the Group’s consolidated total liabilities.

The following financial information of the Company’s VIEs and VIEs’ subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 was included in the accompanying consolidated financial statements:

	As of December 31,
	2022	2023
	RMB	RMB	USD
Cash and cash equivalents	46,886	51,854	7,303
Other current assets	316,832	195,143	27,485
Total current assets	363,718	246,997	34,788
Property and equipment, net	131,291	54,505	7,677
Right-of-use assets, net	319,263	142,456	20,065
Other non-current assets	213,182	95,246	13,415
Total non-current assets	663,736	292,207	41,157
TOTAL ASSETS	1,027,454	539,204	75,945
Accounts payable	273,813	198,318	27,933
Lease liabilities, current	162,791	36,927	5,201
Other current liabilities	318,570	183,746	25,880
Total current liabilities	755,174	418,991	59,014
Lease liabilities, non-current	153,298	70,628	9,948
Other non-current liabilities	9,297	9,185	1,294
Total non-current liabilities	162,595	79,813	11,242
Total liabilities	917,769	498,804	70,256

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Net revenues	1,027,988	643,535	459,820	64,764
Net loss	(1,832,247)	(317,115)	(38,883)	(5,477)
Net cash provided by/(used in) operating activities	72,702	(52,830)	13,819	1,946
Net cash (used in)/provided by investing activities	(40,811)	7,255	17,263	2,431
Net cash used in financing activities	(31,281)	(32,603)	(25,129)	(3,539)

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

b. Going Concern and impact of COVID-19 pandemic

The Group has incurred recurring operating losses since its inception, including net losses of RMB2,162.8 million, RMB322.5 million and RMB22.6 million for the years ended December 31, 2021, 2022 and 2023, respectively. Accumulated deficit was RMB4,540.8 million as of December 31, 2023. As of December 31, 2023, the Company had cash and cash equivalents of RMB54.3 million, and negative working capital of RMB137.5 million. The COVID-19 pandemic negatively impacted the Group’s business operations for the years ended December 31, 2021 and 2022. In 2023, although the restrictions related to COVID-19 have been lifted, its influence over the economy continued to impact the Company’s financial position, results of operations and cash flows. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan which includes continued business transition from asset-heavy model to asset-light model in order to improve the profitability, continued exploration of new business opportunities that have synergies with the Company’s core business, controlling operating costs and optimizing operational efficiency to improve the Group’s cash flow from operations. The Group also plans to raise additional capital, including among others, obtaining debt and equity financing, to support its future operation.

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

c. Impact of COVID-19

Novel coronavirus (COVID-19) was first found in December of 2019. Subsequently, COVID-l9 spread rapidly around the world. To reduce the impacts of the pandemic, the governments of many countries implemented measures such as quarantines, travel restrictions, and the temporary restrictions of business activities. This has resulted in a material and negative effect on the economy and rental market in China and caused significant loss of the Group’s business, decrease in occupancy rates, closure and disposal of unprofitable spaces in operation during the year 2022 and 2023, which in turn resulted in a decrease in revenue of workspace membership services.

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to many aspects of the Group’s business. Substantially all of the Group’s revenues and workforce are concentrated in China. The Group’s financial position, results of operations and cash flows could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

2. SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) which include the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries. These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. Actual results may differ from those estimates. The Group bases its estimates on past experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, valuation allowance for deferred tax assets, incremental borrowing rate, allowance for credit losses, impairment of right-of-use (“ROU”) assets, other long-lived assets, goodwill and long-term investments, purchase price allocation relating to business acquisitions, and valuation of the Group’s warrant liabilities. Actual results may differ materially from those estimates.

b. Principles of consolidation

The accompanying consolidated financial statements include the financial information of the Company and its subsidiaries, the VIEs and VIEs’ subsidiaries. All intercompany balances and transactions were eliminated upon consolidation.

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

e. Impairment of ROU assets and other long-lived assets

The Group reviews its ROU assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors the Group considers to be important which could trigger an impairment review primarily includes (a) Significant underperformance relative to projected operating results; (b) Significant changes in the overall business strategy; (c) Significant adverse changes in legal or business environment and (d) Significant competition, unfavorable industry trend, or economic outlook. When these events occur, the Group measures impairment by comparing the carrying value of the ROU assets and property and equipment to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on excess of carrying value over the fair value of the assets. The Company measured the fair value of impaired space by using discounted cash flow model. The estimates used in projected future cash flows include rental charges and occupancy rate. The gross yield rate is used as the discount rate.

The Group reviews its other non-current assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors the Group considers to be important which could trigger an impairment review primarily includes (a) Significant adverse changes in legal or business environment and (b) significant competition, unfavorable industry trend, or economic outlook. When these events occur, the Group measures impairment by comparing the carrying value of the non-current assets to the estimated collection of receivables.

The Group recorded RMB13,385, RMB13,005 and RMB2,510 impairment losses on its ROU assets, RMB16,347, RMB875 and RMB774 impairment losses on its property and equipment, RMB13,526, RMB8,808 and nil impairment losses on its intangible assets, RMB71,227, RMB88,620 and RMB25,825 impairment losses on its other non-current assets during the years ended December 31, 2021, 2022 and 2023, respectively.

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

g. Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, short-term investments, amounts due from/to related parties, accounts receivable, prepaid expenses and other current assets, accounts payable, short-term borrowings, long-term borrowings, warrant liability and other liabilities.

As of December 31, 2022 and 2023, the carrying values of cash and cash equivalents, short-term investments, accounts receivable, prepaid expenses and other current assets, accounts payable, short-term borrowings, warrant liability and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments. The carrying amounts of long-term borrowings approximate their fair values as their interest rates are at the same level of current market yield for comparable loans.

h. Convenience translation

The Group’s business is primarily conducted in China and substantially all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB7.0999 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2023, or at any other rate.

i. Cash, cash equivalents and restricted cash

Cash, cash equivalents and restricted cash comprise cash at banks and on hand, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value. The carrying value of cash equivalents and restricted cash approximates market value. Restricted cash represent bank deposits which were frozen in relation to a legal case.

j. Short-term investments

Short-term investments include various financial products with variable interest rates placed with financial institutions. The Group classifies the financial products as trading securities and are carried at fair value. The original maturities of the short-term investments are longer than three months, but shorter than twelve months.

k. Allowance for credit losses

On January 1, 2023, the Group adopted ASC 326, Credit Losses (“ASC 326”) which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Group used a modified retrospective approach and did not restate the comparable prior periods, which resulted in RMB6,223 credit losses for accounts receivable and RMB85 credit losses for prepayment and other current assets recorded in the opening balance of accumulated deficit, a cumulative effect to increase the opening balance of accumulated deficit on January 1, 2023 by RMB6,308.

Upon adoption of ASC 326, the Group maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable, prepayments and other current assets and due from related parties which are not under common control, etc., and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of operations. The Group assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on size, nature and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Group’s customer or vendor based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Receivables are written off after all collection efforts have ceased. The Group generally does not require collateral from its customers.

l. Property and equipment, net

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

m. Goodwill

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

Management has determined that the Group has three reporting units within the entity at which goodwill is monitored for internal management purposes. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using the quantitative impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not that the fair value of three and one reporting units are less than its carrying amount as of December 31, 2021 and 2022.

Therefore, management performed quantitative assessment using the discounted cash flow method and taking into account the market capitalization when determining the fair value of each reporting unit during the year 2021. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of each reporting unit; (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operations and the uncertainty inherent in the Group’s internally developed forecasts; and (d) the EBITDA multiples used in the market approach fair value method. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

During the year 2022, management performed qualitative assessment for the others reporting unit and considers primary factors such as the impact of COVID-19, overall financial performance of the reporting unit, continuous decrease in the Group’s share price and other specific information related to the operations.

Based on the result of the Group’s goodwill impairment assessment, RMB1,504,525 and RMB43,011 impairment loss were recognized for the years ended December 31, 2021 and 2022, respectively. There was no carrying value of goodwill since December 31, 2022.

n. Intangible assets

Intangible assets are amortized using the straight-line basis over the estimated useful lives as follows:

Category	Estimated useful life
Brand name	5 – 10 years
Customer relationship	3 – 5 years
Software	5 years
Patent	10 years

o. Long-term investments

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

Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss after the date of investment into accumulated deficit and accordingly adjusts the carrying amount of the investment. The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that any other-than-temporary impairment (“OTTI”) has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment.

An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Nonmonetary transactions

The Group engages in nonmonetary exchanges of equity interest of certain long-term investments. The transaction price of the nonmonetary consideration is based on the fair values of the assets involved. The cost of equity interest acquired in exchange is initially measured at the fair value of the assets the Group surrendered to obtain them.

p. Convertible bond and detachable warrants

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

The Group has evaluated the embedded put option in accordance with ASC815 has had determined the put option meet the definition of a derivative and need to be bifurcated and measured under the fair value as the convertible bond was issued at a substantial discount and is contingently exercisable. The Group classifies put option in its consolidated balance sheets as a liability which is revalued at each balance sheet date subsequent to the initial issuance.

The Group has evaluated the detachable warrants in accordance with ASC 815 has had determined the detachable warrants meet the definition of a derivative and need to be measured under the fair value. The Group classifies warrants in its consolidated balance sheets as a liability which is revalued at each balance sheet date subsequent to the initial issuance.

q. Warrant liability

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

r. Lease

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

Termination of a lease before the expiration of the lease term is accounted by removing the right-of-use asset and the lease liability, with gain or loss recognized for the difference. A termination penalty paid or received upon termination that was not already included in the lease payments is generally included in the gain or loss on termination. The Group recorded gain from termination of leases of RMB94,022, RMB27,347 and RMB30,427 for the years ended December 31, 2021, 2022 and 2023 in other (expense)/income, net in the consolidated statement of operations, respectively.

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

Operating lease income from fixed payments and variable lease income for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating lease income from fixed payments	375,331	258,793	124,140
Variable operating lease income	—	—	—
Total	375,331	258,793	124,140

Lease payments receivable for the following five years as of December 31, 2023 were as follows:

As of December 31, 2023
RMB
2024	56,410
2025	32,217
2026	17,106
2027	8,069
2028	6,716
Thereafter	57,685
Total	178,203

s. Revenue recognition

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

(ii) Marketing and branding services revenue

The Group provides integrated branding services primarily including the tailor-made digital marketing strategy design and placement on different media platforms based on the customer’s needs in respective industries, including the internet, automobile, finance, electronics and consumer goods as the single performance obligation and revenue is recognized over time during the contract period under input method according to the actual placement. The Group also provides online targeted marketing services to provide marketing strategy design and placement on famous advertising platform for the promotion of the customer as the single performance obligation and recognize revenue over time during the contract period under output method according to the agreed settlement statement. The Group is the primary obligator and bearing the service risk of the marketing and branding services, and the Group has the right and ability to direct which media channel to place the advertisement to the customer on the Group’s behalf and has discretion in establishing the price for the service. So, the Group is identified as a principal.

(iii) Other services revenue

Other services revenue primarily consists of 1) interior design and construction revenue, 2) co-working space management fees, 3) SaaS services, IOT solutions and technical support revenue and 4) charges to members for ancillary services including printing and copying, etc. The Group identified the services as one single performance obligation.

1) Interior design and construction revenue

The Group provides interior design service to customer for agreed location as the single performance obligation and recognizes interior design revenue over time upon the achievement of milestones, which represents the design stages agreed in the contract. The Group provides construction service as the single performance obligation and recognizes revenue using a cost-based input method that recognizes revenue as work is performed based on the relationship between actual costs incurred compared to the total estimated cost of the contract, to determine the Group’s progress towards contract completion and to calculate the corresponding amount of revenue to recognize. The Group has the right and ability to direct which sub-contractors or third-party designers to provide construction or design work for the customers, and the Group is the primary obligator and bearing the service risk of the interior design and construction services. So, the Group is identified as a principal.

2) Co-working space management fees

Co-working space management fees is derived from managing branded co-working space locations for leased property owners as the single performance obligation. The fee generally consists of a monthly base amount plus revenue sharing. The Group primarily charge landlords management fees for branding, consulting and operating services. The Group provide services within the contract term and recognizes revenue over time under output method when service is completed.

3) SaaS services, IOT solutions and technical support revenue

The Group recognizes revenue at a point in time for the SaaS services and IOT solutions revenue as the single performance obligation when service is completed, or devices are delivered to customers. The Group provides technical support services as the single performance obligation and recognizes revenue over time under output method because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed term.

4) Ancillary services revenue

The Group recognizes revenue at a point in time when respective ancillary services including printing and copying services are rendered to members.

Contract liabilities primarily result from the timing difference between the Group’s satisfaction of performance obligation and the customers’ payment. Substantial all marketing and branding revenue, and other services revenue is recognized over time during the years ended December 31, 2022 and 2023. Balance of contract liabilities were RMB11,715 and RMB7,637 as of December 31, 2022 and 2023, respectively. The increase in contract liabilities as compared to December 31, 2022 is a result of the increase in fees received from customers. Revenue recognized that was included in deferred revenue balance at the beginning of year were RMB10,006, RMB16,605 and RMB5,597 for the years ended December 31, 2021, 2022 and 2023, respectively.

t. Cost of revenue (excluding impairment loss)

Cost of revenue (excluding impairment loss) primarily consists of lease expenses, employee compensation and benefits, depreciation and amortization and other workspace operational costs such as utilities, maintenance, daily cleaning, insurance costs, office expenses, and consumables.

u. Government subsidies

The government subsidies provided by the local government mainly included funding to support the development of the Group’s business. The Group reports government subsidies as subsidy income when received from local government authority with no limitation on the use of the subsidies. From time to time, the Group receives government subsidies related to government sponsored projects and records such government subsidies as a liability when received and recognizes as income when the performance obligation is met or fulfilled. For the years ended December 31, 2021, 2022 and 2023, RMB7,352, RMB6,325 and RMB8,571 were received and recognized as other income in the Group’s consolidated statements of operations, respectively.

v. Value added taxes

Value-added tax (“VAT”) is reported as a deduction to revenue. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expense and other current liabilities on the consolidated balance sheet.

w. Income taxes

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

x. Share-based compensation

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

y. Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments.

z. Commitments and Contingencies

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

aa. Net loss per share

Basic and diluted loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted loss per share is computed by dividing net loss attributable to holders of ordinary shares, as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents include the ordinary shares issuable upon the exercise of share options, unit purchase options and warrants using the treasury stock method, and conversion of convertible bonds using the if-converted method. Potential dilutive securities are not included in the calculation of diluted loss per share if the impact is anti-dilutive.

During the years ended December 31, 2021, 2022 and 2023, the Group has ordinary shares issuable upon the exercise of share options, unit purchase options, warrants and conversion of convertible bonds as potentially dilutive ordinary shares and are excluded from the calculation for the period, as their effects would be anti-dilutive.

bb. Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB48,800 and RMB52,913 as of December 31, 2022 and 2023, respectively.

Interest rate risk

The Group is exposed to the impact of interest rate changes primarily through its variable-rate borrowings. As of December 31, 2022 and 2023, the Group has nil and nil short-term borrowings with variable interest rates.

Concentration risks

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and short-term investments. As of December 31, 2022 and 2023, substantially all of the Group’s cash and cash equivalents and short-term investments were deposited in financial institutions located in the PRC. There is one customer individually represent 12.3% of total revenue for the year ended December 31, 2021. There are two customers individually represent 17.7% and 14.0% of total revenue for the year ended December 31, 2022. There are two customers individually represent 18.0% and 16.5% of total revenue for the year ended December 31, 2023.

There are two and three customers individually represent greater than 10% of total accounts receivable for the year ended December 31, 2022 and 2023, respectively. Their aggregated percentage to total accounts receivable is 53.2% and 46.5% as of December 31, 2022 and 2023, respectively.

There is nil, one and nil supplier that individually represent greater than 10% of the total cost of revenue (excluding impairment loss) for the years ended December 31, 2021, 2022 and 2023.

cc. Recent accounting pronouncements not yet adopted

In October 2021, the Financial Standards Accounting Board (FASB) issued ASU No. 2021-08, Business Combinations (Topic 805) (“ASU 2021-08”), which requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years for public business entities. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires an enhanced disclosure of significant segment expenses on an annual and interim basis. This guidance will be effective for the annual periods beginning after December 15, 2023, and for interim periods beginning January 1, 2025. Early adoption is permitted. Upon adoption, the guidance should be applied retrospectively to all prior periods presented in the financial statements. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for the annual periods beginning the year ending December 31, 2025. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

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

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Account receivable	225,917	132,849
Less: Allowance for credit losses	(22,281)	(46,756)
Total	203,636	86,093

The following table provide a summary of changes of the allowance for credit loss for the year ended December 31, 2023 and the year ended December 31, 2022:

	December 31,
	2022	2023
	RMB	RMB
Balance at beginning of period	26,158	22,281
Adoption of ASC 326	—	6,223
Amounts charged to expenses	861	21,766
Amounts written off	—	(195)
Disposal of subsidiaries	(4,739)	(3,319)
Foreign Exchange effect	1	—
Balance at end of period	22,281	46,756

As of December 31, 2022 and 2023, all accounts receivable was due from third party customers. Provision for credit losses for the year ended December 31, 2022 and 2023 was RMB861 and RMB21,766.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Advances to suppliers(i)	26,921	30,683
Prepaid VAT	17,429	21,477
Rental deposit, current	13,861	6,924
Staff advances	312	3,968
Prepaid consulting expenses	4,839	2,439
Short-term construction deposits	3,081	2,206
Prepaid short-term rent	8,448	8,065
Interest receivable	653	346
Receivables from third-party payment platform	562	212
Creditor’s rights of Hunan Longxi(ii)	—	5,000
Others	33,107	29,367
Total	109,213	110,687
Less: Allowance for doubtful accounts	(30,498)	(25,393)
Total	78,715	85,294

Notes:

(i)	Advances to suppliers mainly includes prepaid advertising costs, prepaid operation expenses as well as prepayment to construction and design suppliers.

(ii)	Others mainly includes the loans provided to third parties and the non-trade receivables from third parties.

The following table provide a summary of changes of the allowance for credit loss for the year ended December 31, 2023 and the year ended December 31, 2022:

	December 31,
	2022	2023
	RMB	RMB
Balance at beginning of period	21,059	30,498
Adoption of ASC 326	—	85
Amounts charged to expenses	10,396	6,257
Amounts written off	(850)	(6,512)
Disposal of subsidiaries	(107)	(4,935)
Balance at end of period	30,498	25,393

Provision for credit losses for prepayment and other current assets for the year ended December 31, 2022 and 2023 were RMB10,396 and RMB6,257, respectively.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Leasehold improvement	208,518	88,800
Buildings	91,215	43,372
Furniture	9,327	3,792
Office equipment	19,656	11,386
Vehicles	68	68
Total cost of property and equipment	328,784	147,418
Less: Accumulated depreciation	(179,608)	(81,957)
Impairment	(17,918)	(10,954)
Add: Foreign exchange differences	17	—
Construction in progress	50	—
Total	131,325	54,507

Depreciation expenses for the years ended December 31, 2021, 2022 and 2023 were RMB71,697, RMB42,621 and RMB16,534, respectively.

Impairment loss for the years ended December 31, 2021, 2022 and 2023 were RMB16,347, RMB875 and RMB774, respectively.

Loss on disposal for the years ended December 31, 2021, 2022 and 2023 were RMB19,389, RMB26,707 and RMB14,270, respectively.

As of December 31, 2023, the Group had no significant outstanding capital commitments.

7. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Brand name	18,458	18,458
Patent	13,708	14,208
Customer relationship	12,978	12,978
Software	10,005	9,228
Others	562	562
Total cost of intangible assets	55,711	55,434
Less: accumulated amortization	(38,300)	(39,056)
Impairment	(13,526)	(13,526)
Intangible asset	3,885	2,852

The Group recorded amortization expense of RMB10,154, RMB3,946 and RMB1,437 for the years ended December 31, 2021, 2022 and 2023, respectively. The Group recorded impairment loss of RMB13,526, RMB8,808 and nil for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, the future estimated amortization expenses are as below:

As of December 31, 2023
RMB
Within one year	728
1 – 2 years	390
2 – 3 years	355
3 – 4 years	346
4 – 5 years	346
5 years and thereafter	687
Total	2,852

8. LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Equity method investments:
Shanghai Youmei Information Consulting Co., Ltd. (Youmei)(a)	—	18,462
Qingdao Rongzemingzhi Network Technology Co., Ltd. (Rongzemingzhi)(b)	—	11,782
Other equity method investments(c)	6,929	6,929
Less: impairment loss on equity method investments	(6,929)	(18,711)

Equity securities without readily determinable fair values investments:
Hangzhou Renjunxing Technology Co., Ltd (Renjunxing)(d)	—	18,681
Green fire Decoration Engineering (Beijing) Co., Ltd. (Green Fire)(e)	13,821	13,821
Other equity securities without readily determinable fair values investments(f)	15,910	15,910
Less: impairment loss on equity securities without readily determinable fair values investments	(7,500)	(21,321)
Total	22,231	45,553

Notes:

(a)	In April 2023, the Group acquired 25.53% of equity interest of Youmei through nonmonetary transaction with Youmei, a We Media Company for study abroad and education, in exchange of the Group’s building located in Ningbo, Zhejiang Province. The cost of equity interest acquired in exchange is initially measured at the fair value of the building that the Group surrendered to obtain the equity interest which is RMB17,647. Gain of this nonmonetary transaction was RMB1,353. As the Group has the ability to exercise significant influence but does not have control over the investee, the investment was accounted for by using equity method.

(b)	In March 2023, the Group acquired 29.51% of equity interest of Rongzemingzhi through nonmonetary transactions with Rongzemingzhi, a software design and development Company, in exchange of the Group’s building located in Ningbo, Zhejiang Province. The cost of equity interest acquired in exchange is initially measured at the fair value of the building that the Group surrendered to obtain the equity interest which is RMB11,802. Gain of this nonmonetary transaction was RMB909. As the Group has the ability to exercise significant influence but does not have control over the investee, the investment was accounted for by using equity method. As of December 31, 2023, Rongzemingzhi was fully impaired.

(c)	The impairment recognized for other equity method investments were RMB471, nil and nil for the years ended December 31, 2021, 2022 and 2023. All of the other equity method investments has been fully impaired since December 31, 2021.

(d)	In June 2023, the Group acquired 0.8974% of equity interest of Renjunxing through nonmonetary transactions with Renjunxing, a game Company, in exchange of the Group’s creditor’s right of prepaid rental expense receivables due to early termination of two leases of which carrying value is RMB18,681. The cost of equity interest acquired in exchange is initially measured at the fair value of the creditor’s right that the Group surrendered to obtain the equity interest which is equal to RMB18,681. As the Group does not have the ability to exercise significant influence over the investee, the investment was accounted for by using equity securities without readily determinable fair value.

(e)	In March 2021, the Group invested RMB13,821 in cash in Green fire, a decoration and material sales Company, for 10% equity interests. As the Group does not have the ability to exercise significant influence over the investee, the investment was accounted for by using equity securities without readily determinable fair value. The 10% equity interest was frozen in relation to a legal case regarding a lease of property. As of December 31, 2023, Green fire has been fully impaired.

(f)	The balance represents equity securities without readily determinable fair values for the Group does not have the ability to exercise significant influence over the investees. For the years ended December 31, 2021, 2022 and 2023, the Group recorded impairment losses of RMB900, nil and nil to other equity securities without readily determinable fair value, respectively. Among the total RMB15,910 equity securities without readily determinable fair values investments, RMB2,400 related to 6 long-term investments were frozen in relation to a legal case regarding a lease of property.

9. LEASE

From the Perspective of Lessee

The Group leases real estate for terms between 2 to 20 years from real estate companies. The Group generally does not have options to extend or terminate leases, as the renewal or termination of relevant lease is on negotiation basis. Lease commences when the landlords make the space available for the Group to use.

The Group sub-leased the leased premises to provide various lease solutions. All of the Group’s leases are operating leases under ASC 842.

Supplemental balance sheet information related to the leases were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
ROU assets	319,263	142,456
Operating lease liabilities – current	(162,791)	(36,927)
Operating lease liabilities – non-current	(153,298)	(70,628)
Weighted average remaining lease terms	7.63 year	9.48 year
Weighted average incremental borrowing rate	9.85%	10.47%

The components of lease expenses for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating lease expenses for variable payments	13,413	9,136	7,382
Operating lease expenses for fixed payments	241,466	125,456	57,713
Short-term lease expenses	10,841	38,411	10,527
Total	265,720	173,003	75,622

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	192,570	85,993	38,377

Supplemental noncash information:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating lease liabilities arising from obtaining ROU assets	150,486	42,215	12,980
ROU assets disposed as reduction of operating lease liabilities due to lease termination	192,570	290,316	140,507

The future lease payments as of December 31, 2023 were as follows:

As of December 31, 2023
RMB
2024	36,927
2025	23,825
2026	19,978
2027	17,355
2028	18,272
Thereafter	25,250
Total lease payments	141,607
Less: imputed interest	(34,052)
Total lease liabilities	107,555

10. OTHER ASSETS, NON-CURRENT

	As of December 31,
	2022	2023
	RMB	RMB
Long-term receivable(i)	105,825	40,000
Total	105,825	40,000

Notes:

(i)	Long-term receivable represents the consideration receivable generated from the disposal of buildings to a third- party buyer. The Group filed appeal against the buyer because it did not repay the consideration on time as agreed. The local court has enforced asset preservation with properties value higher than the long-term receivable according to the Group’s appeal. The Group recorded RMB88,620 impairment losses on other non-current assets during the year ended December 31, 2022. In September 2023, the Group entered into an agreement with the subsidiary of the third-party buyer, Hunan Longxi, as settlement of the creditor’s rights on the non-current assets and the asset preservation was lifted. The payment contains RMB40,000 in cash and an additional RMB40,000 in cash or 20 properties of which fair value is RMB49,340, which would be settled before December 20, 2023 and further amended to March 22, 2024. The Group recorded RMB25,825 impairment loss on long-lived assets and long-term prepaid expenses based on the expected settlement amount of RMB80,000 with the carrying value of RMB105,825. As of December 31, 2023, the Group has received RMB35,000 in cash and RMB5,000 was reclassified as prepaid expenses and other current assets. On March 22, 2024, the Group and Hunan Longxi entered into a third amendment to amend the settlement date to September 22, 2024.

11. FAIR VALUE MEASUREMENT

Measured at fair value on a non-recurring basis

The Group’s goodwill and intangible assets are primarily acquired through business acquisitions. Purchase price allocation are measured at fair value on a non-recurring basis as of the acquisition dates. The Group measures its goodwill and intangible assets at fair value on a non-recurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount exceeds its fair value. Acquired intangible assets are measured using the income approach — discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group recorded RMB1,504,525, RMB43,011 and nil impairment loss on goodwill, RMB13,526, RMB8,808 and nil impairment loss on intangible assets for the years ended December 31, 2021, 2022 and 2023, respectively.

The Group measures ROU assets, property and equipment and other long-lived assets on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The fair value is determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of future cash flow and the discount rate. The Group recorded RMB13,385, RMB13,005 and RMB2,510 impairment losses on its ROU assets, RMB16,347, RMB875 and RMB774 impairment losses on property and equipment for the years ended December 31, 2021, 2022 and 2023, respectively.

There is no transfer between different levels during the years ended December 31, 2021, 2022 and 2023.

Measured at fair value on a recurring basis

The Group measures share-based liabilities and warrant liabilities on a recurring basis. The fair value is determined using models with significant unobservable inputs (Level 3 inputs).

The following table presents the fair value hierarchy for the Group’s liabilities that are measured and recorded at fair value as of December 31, 2022 and 2023:

	As of December 31, 2023
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at fair value
	RMB	RMB	RMB	RMB
Warrant liabilities	—	—	5,383	5,383

	As of December 31, 2022
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at fair value
	RMB	RMB	RMB	RMB
Warrant liabilities	—	—	14,291	14,291

The Company adopted Black Scholes model to assess the warrant’s fair value. The valuation involves complex and subjective judgements as well as the Company’s best estimates on the valuation date. Key inputs related to the Black Scholes model for the valuation of the fair value of warrants are as follows:

For the years ended December 31,
	2022	2023
	RMB	RMB
Risk-free interest rate	4.01% – 4.75%	3.88% – 4.86%
Volatility	36.78% – 44.74%	41.06% – 43.11%
Dividend yield	—	—
Life of warrants (in years)	0.56 – 6.07	1.00 – 5.07
Fair value of underlying ordinary shares*	123.72	3.71

*	The fair value of underlying ordinary shares is presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company, and a share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

12. SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Borrowings from a commercial bank	790	—
Total	790	—

Notes:

In February 2021, the Group obtained a one-year line of credit of RMB519 from China Construction Bank. In May 2021 and December 2021, the Group drew two tranches of loans totalling RMB500 from it with an annual interest rate of 4.25%, and the loan was repaid in October 2022. In October 2022, the Group drew RMB790 at an annual interest rate of 3.95%, and the loan was repaid in October 2023.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Penalty payable(i)	103,708	47,419
Refundable deposits from members, current	32,204	14,899
Payable for investments and acquisitions	5,006	5,006
Payable to former shareholders of acquirees	9,838	9,279
Accrued payroll	13,194	29,853
VAT payable	6,282	5,414
Other taxes payable	3,752	2,293
Interests payable	903	308
Others	1,475	2,692
Third-party loans(ii)	51,787	38,446
Amounts reimbursable to employees	1,731	1,602
Total	229,880	157,211

Notes:

(i)	This item represents penalty for early termination of lease, overdue rent and legal proceedings.

(ii)	This item represents loans borrowed from third party individuals or companies with annual interest rate from 0% to 10%.

14. LONG-TERM BORROWINGS

Long-term borrowings consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Long-term borrowing, current	4,502	—
Long-term borrowings, non-current	388	—
Total	4,890	—

In 2021, the Group entered into a loan agreement with another commercial bank with a principal of RMB8,780 at an annual interest rate of 6.19%. The due date was January 2024. The loan has been derecognized in connection with the disposal of the subsidiaries as of December 31, 2023.

15. COST OF REVENUE (EXCLUDING IMPAIRMENT LOSS)

Cost of revenue (excluding impairment loss) consisted of the following:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Lease expenses	260,866	167,369	69,576
Employee compensation and benefits	107,739	70,746	39,449
Depreciation and amortization	68,755	49,001	16,327
Advertising costs	424,230	267,901	205,887
Construction and design costs	107,716	75,553	68,592
Other operating costs(i)	164,754	104,397	54,953
Total	1,134,060	734,967	454,784

Notes:

(i)	Including utilities, maintenance, daily cleaning and others.

16. INCOME TAXES

Cayman Islands & BVI

The Company and Ucommune Group are tax-exempted companies incorporated in the Cayman Islands. A subsidiary, Ucommune International Limited, is incorporated in BVI. The foregoing companies are not subject to income tax.

United States (“U.S.”)

Melo and Ucommune N.Y. Corp. are incorporated in the U.S. and are subject to the U.S. federal income taxes. According to U.S. tax reform, a flat corporate income tax rate of 21% is effective beginning in 2018.

Hong Kong

Ucommune HK was established in Hong Kong and is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2,000 Hong Kong dollars of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable profit for the years ended December 31, 2021, 2022 and 2023.

Singapore

Ucommune Singapore Pte. Ltd. and Ucommune Technology Pte. Ltd. were established in Singapore and are subject to Singapore corporate income taxes at the rate of 17% for the years ended December 31, 2021, 2022 and 2023.

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

On May 25, 2022, the State Finance and Taxation Department issued the Notice on Preferential Policies for Enterprise Income Tax in Hengqin Guangdong-Macao Deep Cooperation Zone (hereinafter referred to as “Hengqin Shenhe District” or “Hengqin”) (Caishui [2022] No.19). And on February 17, 2023, Hengqin Guangdong-Macao Deep Cooperation Zone Taxation Bureau, State Administration of Taxation issued Announcement on Issues Relating to the Substantial Operation of Eligible Industrial Enterprises in the Hengqin Guangdong-Macao Deep Co-operation Zone ([2023] No. 1). These policies continue the policy of collecting enterprise income tax at a reduced preferential tax rate of 15% for eligible enterprises.

According to Caishui [2019] No.13, announcement of the Ministry of Finance and the State Taxation Administration Caishui [2021] No.12, and announcement of the Ministry of Finance and the State Taxation Administration [2023] No.12, small and low-profit enterprises shall meet three conditions for enjoying preferential tax conditions, including (i) annual taxable income of no more than RMB3,000, (ii) no more than 300 employees, and (iii) total assets of no more than RMB50,000.

According to announcement of the State Taxation Administration [2021] No.8, which became effective on January 1, 2021 and until to December 31, 2022, small, low-profit enterprises whose annual taxable income is no more than RMB1,000 is subject to the preferential income tax rate 2.5% (only 12.5% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to announcement of the Ministry of Finance and the State Taxation Administration [2022] No.13, which became effective on January 1, 2022 and until to December 31, 2024, small, low profit enterprises whose annual taxable income exceed RMB1,000 but no more than RMB3,000 is subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

In accordance with announcement of the Ministry of Finance and the State Taxation Administration [2023] No. 6, which was effective from January 1, 2023 to December 31, 2024, preferential tax rate became 5% on taxable income below RMB1,000.

According to announcement of the Ministry of Finance and the State Taxation Administration [2023] No.12, which became effective on August 2, 2023 and until to December 31, 2027, small, low profit enterprises is subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%). For the years ended December 31, 2022 and 2023, some PRC subsidiaries are small, low-profit enterprises as defined, and thus are eligible for the above preferential tax rates for small, low-profit enterprises.

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current tax expense	5,924	1,521	6,234
Deferred tax benefit	(1,445)	(343)	(19)
Total	4,479	1,178	6,215

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets:
Allowance for credit losses	8,617	12,870
Impairment loss on long-lived assets and long-term prepaid expenses	61,050	53,832
Impairment loss on long-term investments	15,980	17,920
Accrued Liabilities	9,465	12,401
Deductible temporary difference related to advertising expenses	4,617	4,602
Deferred subsidy income	512	289
Net operating loss carrying forwards	282,479	301,768
Total deferred tax assets	382,720	403,682
Less: valuation allowance	(382,720)	(403,682)
Deferred tax assets, net	—	—

Net change in the valuation allowance of deferred tax assets are summarized as follows:

RMB
Net change of valuation allowance of Deferred tax assets
Balance at December 31, 2020	356,294
Additions-change to tax expense	66,093
NOL Reductions/expirations	(20,848)
Balance at December 31, 2021	401,539
Additions-change to tax expense	39,432
NOL Reductions/expirations	(58,251)
Balance at December 31, 2022	382,720
Additions-change to tax expense	84,941
NOL Reductions/expirations	(63,979)
Balance at December 31, 2023	403,682

The significant components of deferred taxes liability were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax liabilities:
Acquired intangible assets	19	—

The aggregate NOLs as of December 31, 2023 was RMB1,527,691 deriving from entities in the PRC, Hong Kong, Singapore and U.S. The aggregate NOLs as of December 31, 2022 was RMB1,569,608 deriving from entities in the PRC, Hong Kong, Singapore and U.S.

As of December 31, 2023 and 2022, the certain entities of the Company had PRC net operating tax loss carry forwards of RMB1,445,556 and RMB1,445,863, respectively. As of December 31, 2023 and 2022, the certain entities of the Company had Hong Kong net operating tax loss carry forwards of RMB78,146 and RMB121,179, respectively. As of December 31, 2023 and 2022, the certain entities of the Company had Singapore net operating tax loss carry forwards of RMB2,101 and RMB678, respectively. As of December 31, 2023 and 2022, the certain entities of the Company had U.S. net operating tax loss carry forwards of RMB1,888 and RMB1,888, respectively. The cumulative net operating loss in the PRC can be carried forward for five years, to offset future net profits for income tax purposes. The NOLs in PRC will start to expire from in 2024 through 2028 if they are not used. The tax losses in Hong Kong, Singapore and U.S. can be carried forward without an expiration date.

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Group may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary basis. There were valuation allowance of RMB382,720 and RMB403,682 as of December 31, 2022 and 2023, respectively, in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

As a result of the Tax Act, the Company has evaluated whether it has an additional tax liability from the Global Intangible Low Taxed Income (“GILTI”) inclusion on current earnings and profits of its foreign controlled corporations. The law also provides that corporate taxpayers may benefit from a 50% reduction in the GILTI inclusion, which effectively reduces the tax rate on the foreign income to 10.5%. The GILTI inclusion further provides for a foreign tax credit in connection with the foreign taxes paid. As of December 31, 2023 and 2022, the Company does not have any aggregated positive tested income; and as such, did not record a liability for GILTI tax.

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

The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2021, 2022 and 2023. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

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

Therefore, the Group is subject to examination by the PRC tax authorities based on the above.

The components of (loss) profit before income taxes are summarized as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
PRC	(1,845,292)	(254,531)	(42,773)
Non-PRC	(313,039)	(66,787)	25,637
Total	(2,158,331)	(321,318)	(17,136)

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Loss before provision for income taxes and loss	(2,158,331)	(321,318)	(17,136)
Income tax expense computed at an applicable tax rate of 25%	(539,583)	(80,330)	(4,284)
Non-deductible expenses related to impairment of goodwill	376,131	10,753	—
Non-deductible expenses related to share-based compensation	60,745	10,929	6,431
Non-deductible expenses on debt waive for the dissolved HK subsidiaries	—	—	18,868
Non-taxable gain related to disposal gain on subsidiaries	—	—	(28,198)
Non-taxable gain on dissolution of HK subsidiaries	—	—	(23,071)
Effect of other non-deductible items	536	317	398
Effect of preferential tax rate	30,249	4,717	(23,414)
Effect of income tax rate difference in other jurisdictions	24,453	15,360	(2,054)
Effect of change in tax rate	(14,145)	—	19,331
Prior year true up	—	—	(42,733)
Change in valuation allowance	66,093	39,432	84,941
Total	4,479	1,178	6,215

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

17. SHAREHOLDER’S EQUITY

The following paragraphs are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022 and November 29, 2023.

Ordinary shares

Upon the closing of the underwritten public offering on February 2, 2021, the Company issued 20,577 Class A ordinary shares with net proceeds of RMB111,559 after deduction of underwriting discounts and commissions and other offering expenses of which RMB18,244 was allocated to the issuance of new warrants at a combined offering.

On May 8, 2021, the Company issued 8,334 Earn-out Shares to certain shareholders for the revenue of the fiscal year of 2020 satisfied the corresponding condition.

On August 23, 2022, the Company was authorized to issue 41,667 Class A ordinary shares held by the Company itself reserved for future issuance under the 2020 Share Incentive Plan.

On December 15, 2023, the Company was authorized to issue 1,000,000 Class A ordinary shares held by the Company itself reserved for future issuance under the 2020 Share Incentive Plan.

From October 2022 to July 2023, the Company issued 234,121 Class A ordinary shares with an aggregate ordinary share value of RMB39 in exchange for conversion of convertible bond.

On November 29, 2023, the Company increased authorized share capital from (i) 20,000,000 Class A ordinary shares of par value of US$0.002 each and (ii) 5,000,000 Class B ordinary shares of par value of US$0.002 each, to (i) 240,000,000 Class A ordinary shares of par value of US$0.002 each and (ii) 60,000,000 Class B ordinary shares of par value of US$0.002 each, by creating additional 220,000,000 authorized but unissued Class A ordinary shares and 55,000,000 authorized but unissued Class B ordinary shares.

Effective on November 29, 2023, a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024, so that the authorized share capital of the Company will be (i) 20,000,000 Class A ordinary shares of par value of US$0.024 each and (ii) 5,000,000 Class B ordinary shares of par value of US$0.024 each. As a result of the Share Consolidation, each 12 pre-consolidation ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of the shareholders, resulted in 34,224 additional round-up shares.

On November 29, 2023, the Company changed the voting power of the Class B ordinary shares of par value of US$0.024 each (the “Class B Ordinary Shares”) from thirty-five (35) votes for each Class B Ordinary Share to fifty-five (55) votes for each Class B Ordinary Share.

Warrants

As of December 31, 2023, there were 10,352,236 warrants outstanding (including Prior Warrants, New Warrants) to purchase up to an aggregate of 33,399 Class A ordinary shares at exercise prices, which consist of 4,673,225 warrants (including public warrants and private warrants, collectively referred to as the “Prior Warrants”) outstanding before the SPAC Transaction to purchase 9,736 Class A ordinary shares, 5,679,011 warrants issued upon the closing of the Underwritten Public Offering on February 2, 2021 (the “New Warrants”) to purchase 23,663 Class A ordinary shares.

Prior Warrants

Each whole public warrant that was issued with units in the initial public offering (“IPO”) of Orisun in 2019 is exercisable for 0.004167 ordinary share at a price of $2,760.00 per full share (after considering the effect of share consolidation on April 21, 2022 and November 29, 2023). No fractional shares will be issued upon exercise of the public warrants. The warrants became exercisable on the date of the SPAC Transaction. No public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the public warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within 90 days from the consummation of the SPAC Transaction, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the public warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their public warrants on a cashless basis. The public warrants will expire five years from the consummation of the SAPC Transaction or earlier upon redemption or liquidation.

The Company may redeem the outstanding public warrants, in whole and not in part, at a price of $2.4 per warrant (after considering the effect of share consolidation on April 21, 2022 and November 29, 2023):

●	at any time while the warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the shares of common stock equals or exceeds $3,960.00 per share, for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

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

New Warrants

On February 2, 2021, the Company completed a follow-on offering of 20,577 Class A ordinary shares and warrants to purchase 20,577 Class A ordinary shares at a combined offering price of $972.00 for one ordinary share and one firm warrant (“New Warrants”) to purchase one ordinary share, or the base offering. The warrants will expire on February 2, 2026. The underwriter in this offering exercised its option in full to purchase an additional 740,740 warrants to purchase ordinary shares at an offering price of US$2.4 per warrant, which closed concurrently with the base offering.

No fractional shares will be issued upon exercise of the new warrant. No new warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the new warrants and a current prospectus relating to such shares of common stock.

The new Warrants are classified as a liability and the fair value allocated to the new Warrants was nil as of December 31, 2023. The warrants liability will be re-measured at each reporting period until the warrants are exercised or expire and any changes will be recognized in the statement of operations. No warrants were exercised as of December 31, 2023.

The table below provides a reconciliation of the beginning and ending balance for the liabilities measured using fair significant unobservable inputs:

Insurance of warrants on February 2, 2021	18,244
Change in fair value	(6,837)
Foreign currency translation adjustment	(196)
Balance – December 31, 2021	11,211
Change in fair value	(11,818)
Foreign currency translation adjustment	607
Balance – December 31, 2022 and 2023	—

Unit Purchase Option

There was an option purchased by the IPO underwriter of Orisun in 2019, to purchase 1,250 units exercisable at $2,760 per unit commencing on the consummation of the SPAC Transaction. In connection with the underwriter’s election to partially exercise its over-allotment option on August 28, 2019, there was an additional 138 unit purchase options issued to the underwriter. The unit purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from the effective date of the registration statement related to the initial public offering of Orisun (i.e., expires by August 2, 2024).

The unit purchase options were recognized as equity instrument, which is classified within equity as additional paid-in capital.

18. CONVERTIBLE BOND AND DETACHABLE WARRANTS

The following paragraphs are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022 and November 29, 2023.

On January 26, 2022, the Company entered into and closed a private placement pursuant to a securities purchase agreement (the “Securities Purchase Agreement”) with JAK Opportunities LLC (the “Purchaser”) for the offering of a $3,000 principal amount 8% senior convertible bond (the “Bond”), warrant (the “Series A Warrant”) to purchase Class A ordinary shares of the Company at an exercise price of $972 per ordinary share, warrant (the “Series B Warrant”) to purchase Class A ordinary shares at an exercise price of $240 per ordinary share, and warrant (the “Series C Warrant”, together with the Series A Warrant and the Series B Warrant, the “JAK Warrants”) to purchase Class A ordinary shares at an exercise price of $972 per ordinary Share. The net proceeds to the Company from the offering were approximately $2,635.

The Bond matures on January 25, 2023 and pays interest in cash at the rate of 8.0% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on April 1, 2022. The Company may also elect to pay accrued interest in Class A ordinary shares, at a rate of 12.0% per annum, assuming a conversion rate equal to the lesser of (a) the conversion price then in effect or (b) the average of the volume weighted average price of Class A ordinary shares for the five consecutive trading days ending on the applicable interest payment date. The Bond is convertible at the option of the purchaser into Class A ordinary shares equal to 125% of the principal amount of the Bond at an initial conversion price equal to the lesser of (i) $240, subject to certain adjustments, and (ii) 100% of the lowest daily volume weighted average price of Class A ordinary shares during the ten consecutive trading days prior to the conversion date.

On March 1, 2022, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to set a floor price of $72.00 per Ordinary Share for the conversion price of the Bond and exercise price of the Warrants.

On August 29, 2022, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to change the floor price to $54.00 per Ordinary Share from $72.00 per Ordinary Share as amended on March 1, 2022 for the conversion price of the Bond and exercise price of the Warrants.

On October 25, 2022, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to change the floor price to $27.60 per Ordinary Share from $54.00 per Ordinary Share as amended on August 29, 2022 for the conversion price of the Bond and exercise price of the Warrants.

On January 24, 2023, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to change the floor price to $15.60 per Ordinary Share from $27.60 per Ordinary Share as amended on October 25, 2022 for the conversion price of the Bond and exercise price of the Warrants.

On June 7, 2023, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to change the floor price to $8.40 per Ordinary Share from $15.60 per Ordinary Share as amended on January 24, 2023 for the conversion price of the Bond, while the exercise price of the Warrants shall remain at $15.60 per Ordinary share. In addition, the Termination Date for purposes of the Series B Warrant shall be amended and restated to December 31, 2023.

On January 30, 2024, the Company and the Purchaser entered amendment agreement to the Warrants to amend and restate the Termination Date for purposes of the Series B Warrant to December 31, 2024 for the Ordinary Shares issuable upon exercise of the Series B Warrant that are registered under the registration statement on Form F-3 of Ucommune International Ltd (File No. 333-257664) (the “F-3 Registration Statement”), and to 12 months following the effectiveness of a registration statement to be filed under the Securities Act registering the remaining unregistered Ordinary Shares issuable upon exercise of the Series B Warrant for such remaining Ordinary Shares. With respect to the Ordinary Shares issuable upon exercise of each of the Warrants that are registered under the F-3 Registration Statement, the Floor Price shall be amended and restated to $3.37 per Ordinary Share.

From October 2022 to July 2023, the Company issued 234,121 Class A ordinary shares in exchange for conversion of $2,275 of principle balance on a convertible bond and $387 of accrued interest (Approximately RMB18,892 in total).

On March 12, 2024, the Purchaser exercised 20,000 Series B Warrant at an exercise price of $3.37 per Ordinary Share to purchase 25,000 Class A ordinary shares, for an aggregate cash consideration of $61.

As of December 31, 2023, there are outstanding JAK Warrants to purchase an aggregate of 12,240,358 Class A ordinary shares.

As of March 31, 2024, there are outstanding JAK Warrants to purchase an aggregate of 12,215,358 Class A ordinary shares.

No fractional shares will be issued upon exercise of the new warrant. No new warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the new warrants and a current prospectus relating to such shares of common stock.

The JAK Warrants are classified as a liability. The Company uses the binomial lattice model to value JAK Warrants and the fair value allocated to the JAK Warrants at the date of issuance was RMB11,020. The warrants liability will be re-measured at each reporting period until the warrants are exercised or expire and any changes will be recognized in the consolidated statement of operations. The fair value change loss of the warrant liability was RMB9,099 for the year ended December 31, 2023. No warrants were exercised as of December 31, 2023.

19. EMPLOYEE DEFINED CONTRIBUTION

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB23,327, RMB12,114 and RMB10,883 for years ended December 31, 2021, 2022 and 2023, respectively.

20. SHARE-BASED COMPENSATION

The following paragraphs are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022 and November 29, 2023.

a. Incentive Plan

2019 Plan

On September 19, 2019, September 1, 2020 and October 13, 2020, Ucommune Group granted 57,793, 7,683 and 797 share options to Ucommune Group’s employees and non-employees (the “Grantees”) at an exercise price of $0.024 per share respectively. The expiration date of the share options was the 10th anniversary of the date of grant. The options will vest in accordance with four types of vesting schedules set out in the respective option award agreement.

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

2020 Plan

In connection with the SPAC Transaction, the Company adopted the 2020 Plan on November 17, 2020 (the “Replacement Date”), which is also the effective date of the SAPC Transaction to assume and replace the 2019 Plan. The Company rolled over options granted under the 2019 Plan with nearly the same terms. One option granted under the 2019 Plan was assumed and replaced by 0.4783 option under the 2020 Plan and the exercise price of the options was increased from $0.024 per share to $0.05018 (0.024 divided by 0.4783) per share. The 2020 Plan provides for the issuance of up to an aggregate of 29,953 of Class A ordinary shares. On August 19, 2022, the Company adopted a second amendment to the 2020 Plan to increase the maximum aggregate number of shares that may be issued thereunder by 41,667 Class A ordinary shares from 29,953 Class A ordinary shares to 71,620 Class A ordinary shares. On December 15, 2023, the Company adopted a third amendment to the 2020 Plan to increase the maximum aggregate number of shares that may be issued thereunder by 1,000,000 Class A ordinary shares from 71,620 Class A ordinary shares to 1,071,620 Class A ordinary shares. On February 20, 2024, the Company adopted a fourth amendment to the 2020 Plan to increase the maximum aggregate number of shares that may be issued thereunder by 3,000,000 Class A ordinary shares from 1,071,620 Class A ordinary shares to 4,071,620 Class A ordinary shares.

The fair value of option granted was estimated on the date of grant using the binominal option- pricing model with the following assumptions used for grants during the applicable periods:

	For the years ended December 31,
	2022	2023
	RMB	RMB
Risk-free interest rate	1.74%	3.54%
Volatility	109.99%	102.39%
Dividend yield	—	—
Life of options (in years)	10	10
Fair value of underlying ordinary shares*	979.08	7.80

*	The fair value of underlying ordinary shares is presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company, and a share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

(1)	Risk-free interest rate

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

Prior to the consummation of the SPAC Transaction, the estimated fair value of the ordinary shares underlying the options as of the valuation date was determined based on a contemporaneous valuation. When estimating the fair value of the ordinary shares on the valuation dates, management has considered a number of factors, including the result of a third-party appraisal of the Company, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the valuation date was determined with the assistance of an independent third-party appraiser. The fair values of the underlying ordinary shares on each date of the grant after November 17, 2020, were the closing prices of the Company’s ordinary shares traded in the stock exchange.

A summary of options activities during the years ended December 31, 2022 and 2023 is presented below:

	Number of options*	Weighted average exercise price USD*	Weighted average grant date fair value RMB*	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at December 31, 2021	24,785	0.0504	9,751.82	7.84	26,237
Granted	1,244	0.0504	979.08
Exercised	(1,431)	0.0504	8,129.40
Forfeited	(69)	0.0504	9,963.15
Options outstanding at December 31, 2022	24,529	0.0504	9,400.37	6.93	3,028
Granted	37,494	0.0025	54.21
Exercised	(18,332)	0.0504	54.21
Forfeited	(325)	0.0504	4,504.06
Options outstanding at December 31, 2023	43,366	0.0504	5,289.26	7.45	1,116
Options vested and expected to vest as of December 31, 2023	43,366	0.0504	5,289.26	7.45	1,116
Options exercisable as of December 31, 2023	43,366	0.0504	5,289.26	7.45	13,696

*	The shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company, and a share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $3.71 of the Company’s ordinary share on December 31, 2023.

The fair values of the options granted for the years ended December 31, 2022 and 2023 are as follows, no options granted for the year ended December 31, 2021:

	For the years ended December 31,
	2022	2023
	RMB	RMB
Weighted average grant date fair value of option per share*	979.08	54.21
Aggregate grant date fair value of options	1,224	2,037

*	The weighted average grant date fair value of option per share is presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022 , to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company, and a share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

As of December 31, 2023, there was no unrecognized compensation cost related to unvested share options.

Total share-based compensation expense of the above-mentioned incentive plan for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the year ended December 31,
	2021	2022	2023
Cost of revenue	40,588	12,377	887
Selling and marketing	23,870	6,840	1,572
General and administrative	86,719	24,499	23,263
Total share-based compensation expense	151,177	43,716	25,722

b. Earn-out compensation from SPAC Transaction

In connection with SPAC Transaction, 16,667 earnout shares (“Earnout Shares”) were granted to certain shareholders of Ucommune Group. The shareholders may be entitled to receive Earnout Shares as follows: (a) 8,333 Class A Ordinary Shares if (i) the volume weighted average price(“VWAP”)of the Company Class A Ordinary Shares equals or exceeds $3,960 (or any foreign currency equivalent) in any twenty trading days within a thirty trading day period before December 31, 2022 on any securities exchange or securities market on which the Company Ordinary Shares are then traded or (ii) the revenue of Ucommune Group exceeds RMB850,000 in the fiscal year of 2020 pursuant to the audited consolidated financial statements of Ucommune Group as of and for the fiscal year ended December 31, 2020; (b) 4,167 Class A Ordinary Shares if (i) the VWAP of the Company Class A Ordinary Shares equals or exceeds $5,460 (or any foreign currency equivalent) in any twenty trading days within a thirty trading day period before December 31, 2023 on any securities exchange or securities market on which the Company Ordinary Shares are then traded or (ii) the revenue of Ucommune Group exceeds RMB1,275,000 in the fiscal year of 2021 pursuant to the audited consolidated financial statements of Ucommune Group as of and for the fiscal year ended December 31, 2021; and (c) 4,167 Class A Ordinary Shares if (i) the VWAP of the Company Class A Ordinary Shares equals or exceeds $7,200 (or any foreign currency equivalent) in any twenty trading days within a thirty trading day period before December 31, 2024 on any securities exchange or securities market on which the Company Ordinary Shares are then traded or (ii) the revenue of Ucommune Group exceeds RMB1,912,000 in the fiscal year of 2022 pursuant to the audited consolidated financial statements of Ucommune Group as of and for the fiscal year ended December 31, 2022.

The Company accounted for the Earnout Shares as share-based compensation under ASC 718. The Company determined the fair value of the earn-out shares using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy.

The Company recognized RMB94,266 share-based compensation expense of earn-out shares for the year ended December 31, 2021. The Company reversed RMB25,121 share-based compensation expense of earn-out shares related to prior years for the year ended December 31, 2022. No share-based compensation expense of earn-out shares was recorded during the year ended December 31, 2023.

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

The Group recognized RMB3,874 share-based compensation expense of Share Incentive for the year ended December 31, 2021.

Due to the unfulfillment of the revenue for the period from acquisition date through December 31, 2021 and during the fiscal year of 2022, the Group reversed RMB3,874 share-based compensation expense of Share Incentive for the year ended December 31, 2022.

No share-based compensation expense of Share Incentive was recorded during the year ended December 31, 2023.

21. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the year presented were calculated as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net loss attributable to Ucommune International Ltd.’s shareholders	(1,996,413)	(291,674)	(4,864)
Denominator:
Weighted average ordinary shares used in computing basic and diluted loss per share*	359,422	367,293	540,836
Basic and diluted net loss per share*	(5,554.51)	(794.12)	(8.99)

*	During the years ended December 31, 2021, 2022 and 2023, the Group has ordinary shares issuable upon the exercise of share options, unit purchase options, warrants and conversion of convertible bonds as potentially dilutive ordinary shares and are excluded from the calculation for the period, as their effects would be anti-dilutive.

**	The ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company, and a share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

For the years ended December 31, 2021, 2022 and 2023, the Group has nil, 125,251 and nil ordinary shares issuable upon the conversion of convertible bonds, nil, nil and 43,366 ordinary shares issuable upon the exercise of share options as potentially dilutive ordinary shares and are excluded from the calculation, as their effects would be anti-dilutive.

22. RELATED PARTIES BALANCES AND TRANSACTIONS

The Group had the following related parities:

a. Executive Officers and companies controlled by executive officers

b. Equity method investees

c. Companies controlled by the same controlling shareholders.

d. The 30% equity holder of Shengguang Zhongshuo

e. The wholly owned subsidiary of d.

I.  Balances:

The Group had the following related party balances:

	Relationship	Notes	As of December 31,
			2022	2023
			RMB	RMB
Amounts due from related parties:
Guangdong Advertising Co., Ltd.	(d)	(i)	3,655	285
Guangdong Marketing Advertising Group	(e)	(i)	—	33,517
Youxiang Group	(c)	(ii)	17,912	16,737
Others		(iii)	231	224
			21,798	50,763

	Relationship	Notes	As of December 31,
			2022	2023
			RMB	RMB
Amounts due to related parties:
Youxiang Group	(c)	(iv)	1,429	508
Angela Bai	(a)	(v)	12,270	—
Guangdong Marketing Advertising Group	(e)	(vi)	25,152	—
Guangdong Advertising Co., Ltd.	(d)	(vi)	—	1,499
Others		(vii)	2,383	2,417
			41,234	4,424

Notes:

(i)	Amounts due from Guangdong Advertising Co., Ltd. and Guangdong Marketing Advertising Group are marketing service fee receivable and prepayment, the age of the balances was within six months.

(ii)	Amounts due from Youxiang Group are construction fee and rental deposits.

(iii)	Amounts due from others are operating management fees and operating management fees and prepaid marketing service fee.

(iv)	Amounts due to Youxiang Group are accrued lease expenses and property management expenses.

(v)	In September 2022, Angela Bai, spouse of the Group’s Founder, Chairman and one of the principal shareholders Dr. Daqing Mao, entered into two loan agreements of RMB3,500 and RMB8,500 with the Group, respectively. One loan had an interest rate of 8.0% per annum with a maturity date of March 18, 2023, and the other had an interest rate of 8.0% per annum with a maturity date of September 20, 2023. Pursuant to the loan agreements, the loan must be repaid within 90 days of the maturity date. The Group has fully repaid the loans in the total principal amount of RMB12,000 during year 2023.

(vi)	Amounts due to Guangdong Marketing Advertising Group and Guangdong Advertising Co., Ltd. are accounts payable for advertisement distribution services.

(vii)	Amounts due to others are loan received from Dr. Daqing Mao and investment principal due to an entity under control of Angela Bai.

II.  Transactions:

Lease expenses

			For the Years Ended December 31,
	Relationship	Notes	2021	2022	2023
			RMB	RMB	RMB
Youxiang Group	(c)	(i)	5,134	1,752	27
Guangdong Advertising Co., Ltd.	(d)	(i)	—	857	698

Revenues

			For the Years Ended December 31,
	Relationship	Notes	2021	2022	2023
			RMB	RMB	RMB
Youxiang Group	(c)	(ii)	26,087	27,599	1,743
Guangdong Advertising Co., Ltd.	(d)	(iii)	45,528	24,993	26,043

Property management expense

			For the Years Ended December 31,
	Relationship	Notes	2021	2022	2023
			RMB	RMB	RMB
Youxiang Group	(c)	(iv)	5,106	6,872	915

Purchase of advertisement distribution resources

			For the Years Ended December 31,
	Relationship	Notes	2021	2022	2023
			RMB	RMB	RMB
Guangdong Advertising Co., Ltd.	(d)	(v)	1,929	424	621
Guangdong Advertising Marketing Group	(e)	(v)	12,566	96,547	42,302

Settlement of payable by disposal of a subsidiary/property

			For the Years Ended December 31,
	Relationship	Notes	2021	2022	2023
			RMB	RMB	RMB
Youxiang Group	(c)	(vi)	14,525	24,150	—

Notes:

(i)	The amount represents rental expense for the operating lease to Youxiang Group and Guangdong Advertising Co., Ltd.

(ii)	The amount represents consulting, construction and designing services, and workspace membership service provided to Youxiang Group.

(iii)	The amount represents marketing services provided to Guangdong Advertising Co., Ltd.

(iv)	The amount represents property management services provided by Youxiang Group.

(v)	The amount represents advertisement distribution services provided by these related parties.

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

23. COMMITMENTS AND CONTINGENCIES

Capital commitment

As of December 31, 2023, the Group had no significant outstanding capital commitments.

Contingencies

In December 2019, Beijing Huasheng Venture Real Estate Development Co., Ltd (“Beijing Huasheng”) entered into a lease agreement with Ucommune Venture. Pursuant to the lease agreement, the Company agreed to lease the property of Beijing Huasheng in Beijing for a term of 20 years from February 28, 2021 (the “original lease”). Disputes arose between two parties with respect to the performance of the lease agreement. In December 2021, Beijing Huasheng initiated an arbitration before Beijing Arbitration Commission, requesting the Company to perform the original lease under the lease agreement and demanding the Company to pay liquidated damages. On May 30, 2023, Beijing Arbitration Commission dismissed Beijing Huasheng’s request and decided that the Company were not liable for any damages.

On October 19, 2023, Beijing Huasheng, together with Beijing Aikang Medical Investment Holding Group Co., Ltd. and Shanghai Tibai Medical Technology Co., Ltd. initialed another arbitration before Beijing Arbitration Commission, requesting the Company to compensate for the loss of their investments in the amount of US$19,816 and the related interest, in a total of RMB140 million. As of the date of this annual report, the case has not been heard, and the Group cannot predict the occurrence or outcome with certainty.

Except as described above, the Group is not a party to any material legal or administrative proceedings. From time to time, the Group is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Group cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Group’s consolidated financial condition or cash flows.

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

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital, additional paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital, additional paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB1,793,027 and RMB954,928 as of December 31, 2022 and 2023, respectively.

25. SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance.

The Group’s CODM has been identified as the CEO. For the years ended December 31, 2021, 2022 and 2023, there are three operating segments identified including workspace membership, marketing and branding, and others.

The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC. The Group’s CODM evaluates performance based on each operating segment’s revenue and costs of revenue (excluding impairment loss). Revenues and cost of revenue (excluding impairment loss) by segment are presented below.

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenue:
Workspace membership	376,642	258,796	124,140
Marketing and branding services	463,475	287,453	237,373
Other services	217,391	114,492	98,307
Total revenue	1,057,508	660,741	459,820
Cost of revenue (excluding impairment loss)
Workspace membership	(508,121)	(339,088)	(141,462)
Marketing and branding services	(444,717)	(291,568)	(223,861)
Other services	(181,222)	(104,311)	(89,461)
Total cost of revenue (excluding impairment loss)	(1,134,060)	(734,967)	(454,784)

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

The following represents condensed unconsolidated financial information of Ucommune International Ltd.

Condensed Balance Sheets:

	As of December 31,
	2022	2023
	RMB	RMB	USD
			(Note 2h)
ASSETS
Current assets
Cash and cash equivalents	658	1,034	146
Amount due from inter-company	501,913	439,313	61,876
Other current assets	42,090	69,728	9,821
Non-current assets
Investment in subsidiaries	—	—	—
TOTAL ASSETS	544,661	510,075	71,843

LIABILITIES AND EQUITY
Current liabilities
Investment deficit in subsidiaries and consolidated VIEs	400,518	396,106	55,790
Other current liabilities	78,585	46,617	6,566
Total current liabilities	479,103	442,723	62,356

Non-current liabilities:
Other non-current liabilities	14,291	5,383	759
TOTAL LIABILITIES	493,394	448,106	63,115

EQUITY
Class A ordinary shares (1,666,667 and 20,000,000 authorized, 346,084 and 611,778 issued and outstanding as of December 31, 2022 and, 2023, with par value of US$0.024(i))	57	93	13
Class B ordinary shares (416,667 and 5,000,000 authorized, 39,387 and 39,387 issued and outstanding as of December 31, 2022 and, 2023, with par value of US$0.024(i))	6	6	1
Additional paid-in capital	4,550,134	4,573,515	644,166
Accumulated deficit	(4,523,227)	(4,534,399)	(638,657)
Accumulated other comprehensive loss	24,297	22,754	3,205
TOTAL EQUITY	51,267	61,969	8,728
TOTAL LIABILITIES AND EQUITY	544,661	510,075	71,843

(i) The ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company, and a share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

Condensed Statements of Operations and Comprehensive Loss:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2h)
(Loss)/Income from operations	(120,491)	(206)	8,747	1,231
Non-operating loss	—	—	(25,245)	(3,556)
(Loss)/Income from investment in subsidiaries	(1,875,922)	(291,468)	11,634	1,639
Net loss	(1,996,413)	(291,674)	(4,864)	(686)
Other comprehensive loss	(3,651)	(1,851)	(1,543)	(217)
Total Comprehensive loss	(2,000,064)	(293,525)	(6,407)	(903)

Condensed Statements of Cash Flows:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2h)
Net cash (used in)/provided by operating activities	(290,529)	(18,223)	5,872	827
Net cash used in investing activities	—	—	—	—
Net cash provided by/(used in) financing activities	111,724	17,684	(5,482)	(772)
Cash received from convertible bond	—	17,684	—	—
Redemption of convertible bond			(5,482)	(772)
Underwritten public offering financing, net of listing fee	111,559	—	—	—
Capital contribution from minority shareholders	165	—	—	—
Effects of exchange rate changes	2,087	(87)	(14)	(2)
Net (decrease)/increase in cash and cash equivalents	(176,718)	(626)	376	53
Cash and cash equivalents at beginning of the year	178,002	1,284	658	93
Cash and cash equivalents at end of the year	1,284	658	1,034	146

27. DISPOSAL OF SUBSIDIARIES

During the year ended December 31, 2023, the Group disposed several subsidiaries with nil consideration to third parties or former shareholder of the subsidiaries. The Group recorded RMB115,152 gain on disposal of nineteen subsidiaries with net liabilities and RMB2,360 loss on disposal of five subsidiaries with net assets. As a result, total gain on disposal of subsidiaries was RMB112,792 for the year ended December 31, 2023.

28. SUBSEQUENT EVENTS

On March 6, 2024, the Group entered into a share subscription agreement with Maodq Limited, pursuant to which Maodq Limited, a limited liability company owned by Dr. Daqing Mao, subscribed for 80,000 newly issued Class B Ordinary Shares of the Group at a per share subscription price of $3.00, for an aggregate cash consideration of $240.

On January 1, 2024 and March 12, 2024, the Group granted 620,000 and 120,000 share options to employees under the 2020 Plan at an exercise price of $0.00021 per share, respectively. The expiration date of the share options was the 10th anniversary of the date of grant. The option shall 100% vest and become exercisable upon the date of grant. The grant date fair value of option is estimated to be RMB17,516 and RMB2,140, respectively. The Group has evaluated the accounting impact and accrued RMB17,516 payroll payable in accrued expense and other current liabilities for the consolidated financial statements as of December 31, 2023, due to the Group assessed that this subsequent event should be treated as recognized subsequent event.

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2023, through the issuance date of the consolidated financial statements, other than the subsequent event described above, the Group did not identify any subsequent events that would have required adjustment or disclosure on the consolidated financial statements.