Form 20-F
period 2024-12-31
Ucommune International Ltd
filed 2025-04-29
CIK 1821424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

No. 2 Dongsihuan North Road, Building 1, 4th Floor
Chaoyang District, Beijing 100016
People’s Republic of China
(Address of Principal Executive Offices)

Mr. Zirui Wang, Chief Executive Officer
No. 2 Dongsihuan North Road, Building 1, 4th Floor
Chaoyang District, Beijing 100016
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

2,119,873 ordinary shares, including 2,000,486 Class A ordinary shares and 119,387 Class B ordinary shares issued and outstanding as of December 31, 2024.

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

Introduction

Except where the context otherwise requires and for purposes of this annual report only:

●	“AI” refers to artificial intelligence;

●	“app” refers to mobile app;

●	“Beijing Melo” refers to Beijing Melo Technology Co., Ltd.;

●	“Beijing U Bazaar” refers to Beijing Ubazaar Technology Co., Ltd.;

●	“Business Combination” refers to (1) reincorporation of Orisun Acquisition Corp in the Cayman Islands by merging with and into our company; and (2) merger of Everstone International Ltd, a Cayman Islands exempted company and wholly owned subsidiary of our company, with and into Ucommune Group Holdings Limited (“Ucommune Group Holdings”), resulting in Ucommune Group Holdings being a wholly owned subsidiary of our company;

●	“CAGR” refers to compound annual growth rate;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and the Macau Special Administrative Region;

●	“Class A ordinary shares” or “our Class A ordinary shares” refers to the Class A ordinary shares, par value US$0.024 per share, of the Parent, carrying one vote per share;

●	“Class B ordinary shares” or “our Class B ordinary shares’ refers to the Class B ordinary shares, par value US$0.024 per share, of the Parent, carrying 55 votes per share;

●	“Generation Z” refers to the demographic cohort in China of individuals born from 1990 to 2009;

●	“GMV” refers to gross merchandize value;

●	“Greater China” refers to, for the purpose of this annual report only, China as well as Hong Kong, Macau Special Administrative Region and Taiwan;

●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;

●	“individual members using workstations” refers to the individuals that use our workstations under a membership agreement as of a given date, excluding the individuals that have access to a workstation on as-needed basis;

●	“IoT” refers to internet of things;

●	“IT” refers to information technology;

●	“mature spaces” refers to spaces that have been open for more than 24 months;

●	“members” refers to the individuals and enterprises that have registered on U Bazaar as of a given date;

●	“new tier-1 cities” refers to the relatively developed cities following the tier-1 cities: Chengdu, Hangzhou, Nanjing, Qingdao, Kunming, Shenyang, Tianjin, Wuhan, Xi’an, Changsha, Chongqing, Suzhou, Ningbo, Zhengzhou and Dongguan;

●	“ordinary shares” refers to our Class A and Class B ordinary shares of par value US$0.024 per share;

●	“Parent” refers to Ucommune International Ltd, our ultimate Cayman Islands holding company and a Nasdaq-listed company;

●	“PIPE” refers to the investment of US$60.9 million in by certain backstop investors in connection with our company’s Business Combination.

●	“RMB” or “Renminbi” refers to the legal currency of the PRC;

●	“SAFE” refers to the State Administration for Foreign Exchange;

●	“Shengguang Zhongshuo” refers to Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd.;

●	“SME” refers to small and medium enterprises;

●	“space(s) operated by our associate(s)” refers to the co-working space(s) in which we have a minority interest investment but are operated by our associate(s); and we account for our investment under the equity method but do not consolidate the revenue of such spaces into our consolidated financial statements;

●	“tier-1 cities” refers to the most developed cities in the PRC: Beijing, Shanghai, Wuhan and Shenzhen;

●	“U Bazaar” refers to the mobile app developed by Beijing U Bazaar Technology Co., Ltd.;

●	“Youshenghengtong Technology” refers to Youshenghengtong (Beijing) Technology Co., Ltd., formerly known as Ucommune (Beijing) Technology Co., Ltd.;

●	“Ucommune Venture” refers to Ucommune (Beijing) Venture Investment Co., Ltd.;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“variable interest entities” or “VIEs” refers to Beijing U Bazaar (including its consolidated subsidiaries in China, if any), which is a PRC company in which the Parent does not have equity interests but whose financial results have been consolidated into the consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP, due to the Parent being the primary beneficiary of, such entities. In the context of our historical operations and consolidated financial statements as of and for the year ended December 31, 2022, “variable interest entities” or “VIEs” also includes Weixue Tianxia, the contractual arrangements with respect to which were terminated in December 2023, and Ucommune Venture, the contractual arrangements with respect to which were terminated in October 2024; similarly, in the context of our historical operations and consolidated financial statements as of and for the year ended December 31, 2023, “variable interest entities” or “VIEs” also includes Ucommune Venture;

●	“we,” “us,” “our company,” “our” or “Ucommune” refers to (1) Ucommune International Ltd, a Cayman Islands exempted company and its subsidiaries, and (2) in the context of describing our operations and consolidated financial statements, the consolidated VIEs. The consolidated VIEs are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Ucommune International Ltd is a holding company with no material operations of its own. We do not have any equity ownership in the consolidated VIEs;

●	“Weixue Tianxia” refers to Beijing Weixue Tianxia Education Technology Co., Ltd;

●	“Litong Huida” refers to Beijing Litong Huida Information Technology Co., Ltd.;

●	“wholly foreign-owned enterprises” or “WFOEs” refers to Youshenghengtong Technology, Beijing Melo, and Litong Huida;

●	“2019 plan” refers to a share incentive plan of the Parent adopted on August 22, 2019; and

●	“2020 plan” refers to a share incentive plan of the Parent adopted on November 17, 2020, as amended, to assume and replace the 2019 plan.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Implications of Being a Company with the Holding Company Structure and the VIE Structures

The VIE Structures and Associated Risks

Ucommune International Ltd, the Parent, is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs and no material operations of its own. The Parent carries out its business in China through the WFOEs and their respective contractual arrangements, commonly known as the VIE structures, with the VIEs based in China and their respective shareholders, due to the PRC regulatory restrictions on direct foreign investment in value-added telecommunications services (“VATSs”) and certain other businesses. Investors in our securities are purchasing the equity securities of Ucommune International Ltd, the Cayman Islands holding company, rather than the equity securities of the VIEs in which our operations are conducted.

The VIE structures are established through a series of agreements, including those by and among Youshenghengtong Technology, Beijing U Bazaar and the shareholder of Beijing U Bazaar. The series of agreements generally comprises executive business cooperation agreement, equity pledge agreement, exclusive option agreement and shareholders’ voting rights proxy agreement. The contractual arrangements allow us to (1) be considered as the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the VIEs, (2) receive substantially all of the economic benefits of the VIEs, (3) have the pledge right over the equity interests in the VIEs as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. For details, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with the VIEs and Their Respective Shareholders.”

The following chart shows our corporate structure as of March 31, 2025, including our principal subsidiaries and the VIEs. The Nasdaq-listed entity is the Parent, Ucommune International Ltd, and the public shareholders are purchasing the equity interests of the Parent. The VIEs and our principal subsidiaries are the operating entities.

The Parent is not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries and through contractual arrangements with the VIEs based in China, and this structure involves unique risks to investors. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and investors may never hold equity interests in the Chinese operating companies. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in VATSs and certain other businesses. We currently conduct our VATS business through Beijing U Bazaar, including value-added online services for our members. The VIE structure would afford us greater flexibility in developing our business scope and implementing our business strategies in compliance with PRC laws and regulations in the future as our business develops. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. If the PRC government deems that our contractual arrangements with the consolidated VIEs domiciled in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. In addition, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed on us by the PRC government. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of the Parent, our subsidiaries or the VIEs by the PRC government to transfer cash. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.”

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

The Parent and our subsidiaries operate our business mainly through the VIEs in the PRC, based on a series of contractual arrangements. As of December 31, 2022, 2023 and 2024, the consolidated VIEs accounted for an aggregate of 98.9%, 91.9% and 45.4%, respectively, of our consolidated total assets and 95.5%, 96.4% and 75.8%, respectively, of our consolidated total liabilities. In 2022, 2023 and 2024, the consolidated VIEs accounted for an aggregate of 97.0%, 100.0% and 84.9%, respectively, of our consolidated total net revenue. See our consolidated financial statements and the related notes included elsewhere in this annual report.

The following is a summary of the contractual arrangements by and among Youshenghengtong Technology, Beijing U Bazaar and the shareholder of Beijing U Bazaar. For the complete text of these contractual arrangements, see the copies filed or incorporated by reference as exhibits to the annual report filed with the SEC.

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

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement dated May 20, 2019, Youshenghengtong Technology has agreed to provide the following services (among others) to Beijing U Bazaar:

●	the provision of technical support and marketing services, including, but not limited to consultancy, collection and research of information thereof, support and training for employees, services related to customers and order management;

●	the provision of services related to the transfer, leasing and disposal of equipment or assets;

●	the development, maintenance and updates of computer system, hardware and database;

●	the licensing of software legally owned by Youshenghengtong Technology; and

●	the development of application software and related updates and operational support.

Beijing U Bazaar has agreed to pay fees up to its and its subsidiaries’ after-tax profit to Youshenghengtong Technology. This agreement was effective from May 20, 2019 and will continue to be effective unless it is terminated by written notice of Youshenghengtong Technology or, or until all of the equity interests in or assets of Beijing U Bazaar have been acquired by Youshenghengtong Technology or its designee under the exclusive purchase option agreement.

Equity Pledge Agreement

Beijing U Bazaar and its shareholders entered into an equity pledge agreement with Youshenghengtong Technology, dated May 20, 2019. Under such equity pledge agreement, each of the shareholders of Beijing U Bazaar agreed to pledge its respective equity interest in Beijing U Bazaar to Youshenghengtong Technology to secure their obligations under the exclusive option agreement, shareholders’ voting rights proxy agreement, and exclusive business cooperation agreement. Each of such shareholders further agreed to not transfer or pledge his or her respective equity interest in Beijing U Bazaar without the prior written consent of Youshenghengtong Technology. The equity pledge agreement will remain binding until the pledgers discharge all their obligations under the above-mentioned agreements.

On June 26, 2023, the then shareholder of Beijing U Bazaar transferred 100% equity interests in Beijing U Bazaar to one of our employees. In connection with this transfer, on June 26, 2023, such employee entered into a new series of contractual arrangements, including equity pledge agreement, exclusive option agreement and voting rights proxy agreement, with Youshenghengtong Technology and Beijing U Bazaar on terms substantially similar to the previous ones, and the contractual arrangements previously entered into on May 20, 2019 were terminated on the same date.

On May 15, 2024, the then shareholder of Beijing U Bazaar transferred 100% equity interests in Beijing U Bazaar to another two of our employees. In connection with this transfer, on May 17, such two employees entered into a new series of contractual arrangements, including equity pledge agreement, exclusive option agreement and voting rights proxy agreement, with Youshenghengtong Technology and Beijing U Bazaar on terms substantially similar to the previous ones, and the contractual arrangements previously entered into on June 26, 2023 were terminated on the same date.

We have completed the registration of equity pledge of Beijing U Bazaar with the relevant offices of the SAMR (formerly, the SAIC).

Exclusive Option Agreement

Under the exclusive option agreement entered into by Youshenghengtong Technology, Beijing U Bazaar and the shareholders of Beijing U Bazaar, dated May 20, 2019, shareholders of Beijing U Bazaar granted Youshenghengtong Technology or its designee an option to purchase all or a portion of their respective equity interest in Beijing U Bazaar for the minimum amount of consideration permitted by PRC law. Under the exclusive option agreement, Beijing U Bazaar granted Youshenghengtong Technology or its designee an option to purchase all or a portion of the assets of Beijing U Bazaar or its subsidiaries for the minimum amount of consideration permitted by PRC law.

Each of Beijing U Bazaar and its shareholders agreed not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Beijing U Bazaar without the prior written consent of Youshenghengtong Technology. The exclusive option agreement shall remain in effect until all of the equity interests in or assets of Beijing U Bazaar have been acquired by Youshenghengtong Technology or its designee, or until all parties agree in writing to terminate the agreement, or until Youshenghengtong Technology unilaterally terminates the agreement by written notice.

On June 26, 2023, in connection with the transfer of equity interests in Beijing U Bazaar as discussed above, the exclusive purchase option agreement previously entered into on May 20, 2019 was terminated, and a new one on substantially similar terms was entered into among Youshenghengtong Technology, Beijing U Bazaar and the new shareholder of Beijing U Bazaar.

On May 17, 2024, in connection with the transfer of equity interests in Beijing U Bazaar as discussed above, the exclusive purchase option agreement previously entered into on June 26, 2023 was terminated, and a new one on substantially similar terms was entered into among Youshenghengtong Technology, Beijing U Bazaar and the new shareholders of Beijing U Bazaar.

Shareholders’ Voting Rights Proxy Agreement

Under the shareholders’ voting rights proxy agreement among Youshenghengtong Technology, Beijing U Bazaar and shareholders of Beijing U Bazaar, dated May 20, 2019, each of the shareholders of Beijing U Bazaar, agreed to irrevocably entrust Youshenghengtong Technology or its designee to represent it to exercise all the voting rights and other shareholders’ rights to which it is entitled as a shareholder of Beijing U Bazaar. The shareholders’ voting rights proxy agreement shall remain effective until all of the equity interests in or assets of Beijing U Bazaar have been acquired by Youshenghengtong Technology or its designee under the exclusive option agreement, or until Youshenghengtong Technology unilaterally terminates the agreement by written notice.

On June 26, 2023, in connection with the transfer of equity interests in Beijing U Bazaar as discussed above, the shareholders’ voting rights proxy agreement previously entered into on May 20, 2019 was terminated, and a new one on substantially similar terms was entered into among Youshenghengtong Technology, Beijing U Bazaar and the new shareholder of Beijing U Bazaar.

On May 17,2024, in connection with the transfer of equity interests in Beijing U Bazaar as discussed above, the shareholders’ voting rights proxy agreement previously entered into on On June 26, 2023 was terminated, and a new one on substantially similar terms was entered into among Youshenghengtong Technology, Beijing U Bazaar and the new shareholders of Beijing U Bazaar.

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

Termination of the Ucommune Venture VIE Agreements

In May 2019, Youshenghengtong Technology entered into a series of contractual arrangements with Ucommune Venture as well as its shareholders, and the contractual arrangements were renewed in July 2019 and in November 2019.

On September 20, 2024, Youshenghengtong Technology issued a notice (“Notice of Termination”) to terminate the contractual arrangements with Ucommune Venture, and the existing shareholders of Ucommune Venture. As a result, the series of contractual arrangements entered into by and among Youshenghengtong Technology, Ucommune Venture and/or its shareholders, including exclusive business cooperation agreement, equity pledge agreement, exclusive option agreement, shareholders’ voting rights proxy agreement and spousal consent letter, were terminated in accordance with the terms therein following 30 calendar days after the delivery date of the Notice of Termination. Ucommune Venture and its subsidiaries were deconsolidated and their financial results have not been included in the Company’s consolidated financial statements since then.

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

We, our PRC subsidiaries and the consolidated VIEs face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the VIEs, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. The PRC government has recently issued statements and regulatory actions relating to areas such as regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy, the use of VIE structure, anti-monopoly regulatory actions, as well as the uncertainty of the inspection on our auditors by the Public Company Accounting Oversight Board (the “PCAOB”). For example, the PRC anti-monopoly and competition laws and regulations are evolving, and there remains uncertainties as to how the anti-monopoly laws, regulations and guidelines will impact our business and results of operations. See “— D. Risk Factors — Risks Related to Doing Business in China — Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.” The PRC government also has regulatory authority over the conduct of the business of us, our PRC subsidiaries and the consolidated VIEs, and may intervene with or influence our operations or the development of the agile office space industry as it deems appropriate to further regulatory, political and societal goals. See “— D. Risk Factors —Risks Related to Our Corporate Structure — If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future our securities may decline in value or become worthless.” These statements and regulatory actions may impact our ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange. Such risks could result in a material change in our operations and/or the value of our Class A ordinary shares, significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “— D. Risk Factors — Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A ordinary shares.”

Revenues contributed by the VIEs accounted for substantially most of our net revenue in 2022, 2023 and 2024. For a condensed consolidation schedule depicting the results of operations, financial position and cash flows for us, the WFOEs and the VIEs during 2022, 2023 and 2024, see “Item 5. Operating and Financial Review and Prospects.” For details of the permissions and licenses required for operating our business in China and the related limitations, see “— Our Operations in China and Permissions Required from the PRC Authorities for Our Operations.”

Cash and Asset Flows through Our Organization

Cash may be transferred within our organization in the following manner: (1) the Parent may transfer funds to our subsidiaries, including our PRC subsidiaries, by way of capital contributions or loans; (2) the Parent and our subsidiaries may provide loans to the VIEs and vice versa; (3) funds may be transferred from the VIEs to the WFOEs, as service fees for services contemplated by the contractual arrangements; (4) our PRC subsidiaries, including the WFOEs, may pay dividends to their shareholders, which are the Parent’s subsidiaries incorporated in Hong Kong and indirectly wholly-owned by the Parent; and (5) our non-PRC subsidiaries may make dividends or other distributions to the Parent. Because the WFOEs are the primary beneficiary of the VIEs through contractual arrangements and the Parent and its subsidiaries do not have equity ownership in the VIEs, neither the Parent nor its subsidiaries are able to make direct capital contributions to the VIEs or their respective subsidiaries, and the VIEs are not able to make dividends or other distributions to the Parent.

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

Under PRC laws and regulations, we, the Cayman Islands holding company, may fund the WFOEs only through capital contributions or loans, and fund the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For details, see “— D. Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business,” and “— D. Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and develop our business.”

As of the date of this annual report, none of Ucommune International Ltd, the WFOEs and the VIEs has paid any dividends or made any distributions to their respective shareholders, including any U.S. investors, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and develop our business. See “Dividend Policy” for details. In 2022, 2023 and 2024, the Parent made loans to our subsidiaries located outside China of RMB15.7 million, RMB0.3 million and RMB15.5 million (US$2.1 million), respectively, and collected loans from such subsidiaries of RMB7.2 million, RMB62.9 million and RMB7.1 million (US$1.0 million) in the same periods, respectively. In 2022, 2023 and 2024, the VIEs received loans from our PRC subsidiaries of RMB201.0 million, RMB43.2 million and RMB33.3 million (US$4.6 million), respectively, and made repayments of RMB184.6 million, RMB54.6 million and RMB32.5 million (US$4.5 million), respectively, in the same periods; and, in 2022, 2023 and 2024, the VIEs received loans from our subsidiaries located outside China of RMB21.7 million, RMB277.3 million and nil, respectively, and made repayments of RMB12.7 million, RMB305.1 million and RMB2.7 million (US$0.4 million), respectively, in the same periods. In 2022, 2023 and 2024, the total amount of the service fees that the VIEs paid to the WFOEs under the contractual arrangements was nil, nil and nil, respectively. We expect to continue to distribute earnings and settle the service fees owed under the contractual arrangements at the request of the WFOEs and based on our business needs, and do not expect to declare dividends in the foreseeable future. Except as disclosed above, in 2022, 2023 and 2024, there was no other cash transfer among Ucommune International Ltd, our subsidiaries and the VIEs, and there were no material asset transfers other than cash transfers within our organization. For details of our cash transfers during the relevant years, see “Item 3. Key Information — Implications of Being a Company with the Holding Company Structure and the VIE Structures — Financial Statement Information Related to the VIE Structures” and our consolidated financial statements and the notes thereto included elsewhere in this annual report.

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

	As of December 31, 2024
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Cash and cash equivalent	7,371	6,960	10	10,261	65,768	—	90,370
Inter-Company balances due from VIEs/Subsidiaries	449,238	—	—	—	—	(449,238)	—
Other current assets	61,492	19,602	4,426	2,664	262,174	(295,315)	55,043
Total current assets	518,101	26,562	4,436	12,925	327,942	(744,553)	145,413
Property and equipment, net	—	5,665	2	—	54,237	—	59,904
Right of use assets, net	—	89,832	—	—	—	—	89,832
Other non-current assets	—	22,032	—	—	—	—	22,032
Total non-current assets	—	117,529	2	—	54,237	—	171,768
Total assets	518,101	144,091	4,438	12,925	382,179	(744,553)	317,181
Accounts payable	3,719	7,089		—	10,500	—	21,308
Investment deficit in subsidiaries and consolidated VIEs	368,806	—	—	—	—	(368,806)	—
Inter-Company balances due to Parent/VIEs/Subsidiaries	—	167,726	4,744	133,688	143,080	(449,238)	—
Lease liabilities, current	—	7,984	—	—	—	—	7,984
Other current liabilities	44,100	90,631	2,937	43,122	232,981	(295,662)	118,109
Total current liabilities	416,625	273,430	7,681	176,810	386,561	(1,113,706)	147,401
Lease liabilities, non-current	—	20,977	—	—	—	—	20,977
Other non-current liabilities	467	5,098	—	—	—	—	5,565
Total non-current liabilities	467	26,075	—	—	—	—	26,542
Total liabilities	417,092	299,505	7,681	176,810	386,561	(1,113,706)	173,943
Total Equity/(Deficit)	101,009	(155,414)	(3,243)	(163,885)	(4,382)	369,153	143,238

	As of December 31, 2023
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Cash and cash equivalent	1,034	49,941	1,002	312	86	—	52,375
Inter-Company balances due from VIEs/Subsidiaries	439,313	—	—	—	—	(439,313)	—
Other current assets	69,728	131,826	5,772	2,510	311,627	(344,518)	176,945
Current assets of discontinued operations	—	65,230	—	—	—	—	65,230
Total current assets	510,075	246,997	6,774	2,822	311,713	(783,831)	294,550
Property and equipment, net	—	54,386	2	—	—	—	54,388
Right of use assets, net	—	141,929	—	—	—	—	141,929
Other non-current assets	—	95,246	—	—	—	—	95,246
Non-current assets of discontinued operations	—	646	—	—	—	—	646
Total non-current assets	—	292,207	2	—	—	—	292,209
Total assets	510,075	539,204	6,776	2,822	311,713	(783,831)	586,759
Accounts payable	3,786	95,263	80	—	—	—	99,129
Investment deficit in subsidiaries and consolidated VIEs	396,106	—	—	—	—	(396,106)	—
Inter-Company balances due to Parent/VIEs/Subsidiaries	—	182,706	9,173	130,539	116,894	(439,312)	—
Lease liabilities, current	—	36,582	—	—	—	—	36,582
Other current liabilities	42,831	157,598	5,307	45,158	260,101	(344,211)	166,784
Current liabilities of discontinued operations	—	129,548	—	—	—	—	129,548
Total current liabilities	442,723	601,697	14,560	175,697	376,995	(1,179,629)	432,043
Lease liabilities, non-current	—	70,628	—	—	—	—	70,628
Other non-current liabilities	5,383	9,185	—	—	—	—	14,568
Total non-current liabilities	5,383	79,813	—	—	—	—	85,196
Total liabilities	448,106	681,510	14,560	175,697	376,995	(1,179,629)	517,239
Total Equity/(Deficit)	61,969	(142,306)	(7,784)	(172,875)	(65,282)	395,798	69,520

	Year Ended December 31, 2024
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Total revenue	—	148,241	—	—	26,383	—	174,624
Total cost of revenue	—	(135,338)	(1,595)	—	(37,560)	—	(174,493)
Operating income/(expenses)	484	(47,423)	(12,612)	(77)	7,352	—	(52,276)
Gain/(loss) from operations	484	(34,520)	(14,207)	(77)	(3,825)	—	(52,145)
Loss from equity method investments	(71,957)	(483)	—	—	—	71,957	(483)
Net loss from continuing operations	(69,251)	(142,896)	(14,710)	16,655	62,774	71,957	(75,471)
Net loss from discontinued operation	—	(4,496)	—	—	—	—	(4,496)
Net (loss)/income	(69,251)	(147,392)	(14,710)	16,655	62,774	71,957	(79,967)

	Year Ended December 31, 2023
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Total revenue	—	389,403	7	—	—	(7)	389,403
Total cost of revenue	—	(381,902)	(2,847)	—	—	—	(384,749)
Operating income /(expenses)	8,747	(122,069)	(1,508)	(3,427)	(152)	7	(118,402)
(Loss)/gain from operations	8,747	(114,568)	(4,348)	(3,427)	(152)	—	(113,748)
Gain/(Loss) from equity method investments	11,634	795	—	—	—	(11,634)	795
Net loss from continuing operations	(4,864)	(23,832)	(4,348)	(3,427)	40,600	(11,634)	(7,505)
Net loss from discontinued operation	—	(15,051)	—	—	—	—	(15,051)
Net (loss)/income	(4,864)	(38,883)	(4,348)	(3,427)	40,600	(11,634)	(22,556)

	Year Ended December 31, 2022
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Total revenue	—	560,604	7,350	17,186	12	(7,342)	577,810
Total cost of revenue	—	(626,529)	—	(33,253)	(15)	3,150	(656,647)
Operating income/(expenses)	(206)	(262,301)	(4,447)	(7,629)	(56)	26,795	(247,844)
(Loss)/gain from operations	(206)	(328,226)	2,903	(23,696)	(59)	22,603	(326,681)
Loss from equity method investments	(291,468)	—	—	—	—	291,468	—
Net (loss)/income from continuing operations	(291,674)	(289,669)	2,903	(23,696)	(6,985)	314,071	(295,050)
Net loss from discontinued operation	—	(27,446)	—	—	—	—	(27,446)
Net (loss)/income	(291,674)	(317,115)	2,903	(23,696)	(6,985)	314,071	(322,496)

	Year Ended December 31, 2024
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Net cash (used in)/provided by operating activities from continuing operations	(11,633)	(47,033)	(2,368)	10,028	58,509	—	7,503
Net cash used in operating activities from discontinued operations	—	(3,640)	—	—	—	—	(3,640)
Net cash (used in)/provided by operating activities	(11,633)	(50,673)	(2,368)	10,028	58,509	—	3,863
Purchase of short-term investments	(17,254)	—	—	(17,284)	—	—	(34,538)
Settlement of short-term investments	34,504	—	—	17,284	—	—	51,788
Purchase of property and equipment	—	(4,924)	—	—	—	—	(4,924)
Other investing activities	—	(771)	—	—	—	—	(771)
Net cash provided by/(used in) investing activities from continuing operations	17,250	(5,695)	—	—	—	—	11,555
Net cash used in investing activities from discontinued operations	—	(169)	—	—	—	—	(169)
Net cash provided by/(used in) investing activities	17,250	(5,864)	—	—	—	—	11,386
Loan received from third parties	—	9,658	—	—	—	—	9,658
Loan repaid to third parties	—	(778)	—	—	(36)	—	(814)
Other financing activities	782	(118)	1,376	—	(97)	—	1,943
Net cash provided by /(used in) financing activities from continuing operations	782	8,762	1,376	—	(133)	—	10,787
Net cash provided by /(used in) financing activities from discontinued operations	—	7,298	—	—	—	—	7,298
Net cash provided by /(used in) financing activities	782	16,060	1,376	—	(133)	—	18,085

Effects of exchange rate changes	(62)	—	—	(79)	7,306	—	7,165
Net increase/(decrease) in cash, cash equivalents and restricted cash	6,337	(40,477)	(992)	9,949	65,682	—	40,499
Cash, cash equivalents and restricted cash - beginning of the period	1,034	52,839	1,002	312	86	—	55,273
Cash, cash equivalents and restricted cash - end of the period	7,371	12,362	10	10,261	65,768	—	95,772
Less: Cash, cash equivalents and restricted cash of discontinued operations	—	5,402	—	—	—	—	5,402
Cash, cash equivalents and restricted cash – end of the period from continuing operations	7,371	6,960	10	10,261	65,768	—	90,370

	Year Ended December 31, 2023
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Net cash provided by /(used in) operating activities from continuing operations	5,872	11,321	(2,167)	(1,122)	594	—	14,498
Net cash provided by operating activities from discontinued operations	—	2,498	—	—	—	—	2,498
Net cash provided by /(used in) operating activities	5,872	13,819	(2,167)	(1,122)	594	—	16,996
Purchase of short-term investments	—	(99,753)	—	—	—	—	(99,753)
Redemption of short-term investments	—	90,476	—	—	—	—	90,476
Purchase of property and equipment	—	(12,968)	—	(556)	—	—	(13,524)
Other investing activities	—	39,662	—	—	—	—	39,662
Net cash provided by/(used in) investing activities from continuing operations	—	17,417	—	(556)	—	—	16,861
Net cash used in investing activities from discontinued operations	—	(154)	—	—	—	—	(154)
Net cash provided by /(used in) investing activities	—	17,263	—	(556)	—	—	16,707
Loan received from third parties	—	1,539	—	—	—	—	1,539
Loan repaid to third parties	—	(7,127)	—	—	(178)	—	(7,305)
Cash received from issuing convertible bond	—	—	—	—	—	—	—
Redemption of convertible bond	(5,482)	—	—	—	—	—	(5,482)
Other financing activities	—	(12,000)	—	—	—	—	(12,000)
Net cash used in financing activities from continuing operations	(5,482)	(17,588)	—	—	(178)	—	(23,248)
Net cash used in financing activities from discontinued operations	—	(7,541)	—	—	—	—	(7,541)
Net cash used in financing activities	(5,482)	(25,129)	—	—	(178)	—	(30,789)

Effects of exchange rate changes	(14)	—	—	(42)	(830)	—	(886)
Net increase/(decrease) in cash, cash equivalents and restricted cash	376	5,953	(2,167)	(1,720)	(414)	—	2,028
Cash, cash equivalents and restricted cash - beginning of the period	658	46,886	3,169	2,032	500	—	53,245
Cash, cash equivalents and restricted cash - end of the period	1,034	52,839	1,002	312	86	—	55,273
Less: Cash, cash equivalents and restricted cash of discontinued operations	—	1,913	—	—	—	—	1,913
Cash, cash equivalents and restricted cash – end of the period from continuing operations	1,034	50,926	1,002	312	86	—	53,360

	Year Ended December 31, 2022
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Net cash used in operating activities from continuing operations	(18,223)	(59,350)	(6,425)	(25,502)	(72,917)	—	(182,417)
Net cash provided by operating activities from discontinued operations	—	6,520	—	—	—	—	6,520
Net cash used in operating activities	(18,223)	(52,830)	(6,425)	(25,502)	(72,917)	—	(175,897)
Purchase of short-term investments	—	(195,180)	(14,000)	—	—	—	(209,180)
Redemption of short-term investments	—	210,810	17,073	—	—	—	227,883
Purchase of property and equipment	—	(12,044)	—	(950)	—	—	(12,994)
Other investing activities	—	10,888	—	—	19,271	—	30,159
Net cash provided by/(used in) investing activities from continuing operations	—	14,474	3,073	(950)	19,271	—	35,868
Net cash used in investing activities from discontinued operations	—	(7,219)	—	—	—	—	(7,219)
Net cash provided by /(used in) investing activities	—	7,255	3,073	(950)	19,271	—	28,649
Loan received from third parties	—	14,846	—	—	—	—	14,846
Loan repaid to third parties	—	(61,238)	—	—	—	—	(61,238)
Cash received from issuing convertible bond	17,684	—	—	—	—	—	17,684
Other financing activities	—	12,895	—	—	—	—	12,895
Net cash provided by/(used in) financing activities from continuing operations	17,684	(33,497)	—	—	—	—	(15,813)
Net cash provided by financing activities from discontinued operations	—	894	—	—	—	—	894
Net cash provided by /(used in) financing activities	17,684	(32,603)	—	—	—	—	(14,919)

Effects of exchange rate changes	(87)	—	—	(752)	(244)	—	(1,083)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(626)	(78,178)	(3,352)	(27,204)	(53,890)	—	(163,250)
Cash, cash equivalents and restricted cash - beginning of the period	1,284	125,064	6,521	29,236	54,390	—	216,495
Cash, cash equivalents and restricted cash - end of the period	658	46,886	3,169	2,032	500	—	53,245
Less: Cash, cash equivalents and restricted cash of discontinued operations	—	7,110	—	—	—	—	7,110
Cash, cash equivalents and restricted cash – end of the period from continuing operations	658	39,776	3,169	2,032	500	—	46,135

The following table sets forth the roll-forwards of the investment in our subsidiaries and the VIEs line item for the periods indicated:

Inter-group Balances Due from VIEs/Subsidiaries:	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries
	(RMB in thousands)
December 31, 2022	101,395	—	—	233,325	—
Loss from equity method investment	11,634	—	—	—	—
Adoption of ASC 326	(6,308)	—	—	—	—
Additional long-term investment held by ESOP(4)	8,207	—	—	—	—
Foreign exchange gain for Long-term investments	(9,121)	—	—	—	—
Intercompany loan lent	287	—	48,120	296,635	32,970
Intercompany loan collected	(62,887)	—	(48,120)	(339,892)	(32,970)
December 31, 2023	43,207	—	—	190,068	—
Loss from equity method investment	(71,957)	—	—	—	—
Additional long-term investment held by ESOP(4)	28,849	—	—	—	—
Disposal of Ucommune Venture VIE(6)	66,213	—	—	—	—
Loan exempt from related parties	3,662	—	—	—	—
Foreign exchange gain for Long-term investments	533	—	—	—	—
Intercompany loan lent	15,458	—	23,280	3,184	13,404
Intercompany loan collected	(7,129)	—	(25,900)	(3,387)	(14,332)
Transfer from/(to) intercompany	1,596	—	2,620	8,846	71,974
December 31, 2024	80,432	—	—	198,711	71,046

(1)	Ucommune Group Holdings was incorporated under the laws of the Cayman Islands on September 21, 2018. Ucommune Venture was established in April 2015, as a limited liability company in the PRC incorporated by Dr. Daqing Mao and other co-founders. From September 2018 to June 2019, Ucommune Venture undertook a series of reorganization transactions to re-domicile its business from the PRC to the Cayman Islands (the “Re-domiciliation”). Prior to the Re-domiciliation, Ucommune International Ltd and Ucommune Venture were under the same ownership. The Re-domiciliation was accounted for as a reorganization of entities under common ownership. See Note 1 to the consolidated financial statements. The amount of long-term investment of the parent company was the total net assets of the VIEs as of September 21, 2018.

(2)	Prior to establishing Ucommune Group Holdings and issuing the shares, Ucommune Group Holdings recorded capital investments into liabilities to be settled in shares rather than paid-in capital and additional paid-in capital. This is due to the enterprise law of PRC that has limitations on the number of shareholders. After the re-domiciliation and establishment of the Ucommune Group Holdings, through the contractual arrangements, these investors could be registered as shareholders by issuing ordinary shares to them and became common shareholders. These liabilities to be settled in shares have been reclassified to additional paid-in capital and increased the amount of long-term investments of the parent company in the amount of RMB2.3 billion.

(3)	During 2018, all the entities were VIEs. During 2019, some of the VIEs changed to our subsidiaries through restructuring. There were inter-company loans among VIE subsidiaries before 2019 and were reclassified as inter-company balances between the VIEs and our subsidiaries during 2019 with some of the VIEs changed to our subsidiaries.

(4)	Ucommune International Ltd issued share incentives to its employees using its ordinary shares. Upon the consummation of the Business Combination, the shares previously granted became effective and vest according to the related share incentive agreements. Therefore, the parent company recognized long-term investments to the subsidiaries and the subsidiaries recognized share-based compensation expenses.

(5)	The parent company was Ucommune Group Holdings for the years ended December 31, 2018 and 2019 and for the six months ended June 30, 2020. Ucommune International Ltd has been the parent company since November 2020 after the completion of the business reorganization. Ucommune International Ltd was incorporated in the Cayman Islands on June 16, 2020 as an exempted company with limited liability. Therefore, the original parent company, Ucommune Group Holdings, changed to a subsidiary company and deducted the inter-company balance as the original parent company changed to a subsidiary company.

(6)

On September 20, 2024, Youshenghengtong Technology issued a notice to terminate the Ucommune Venture VIE Agreements (as defined below) to Ucommune Venture and the existing shareholders of Ucommune Venture. As a result, the series of contractual arrangements entered into by and among Youshenghengtong Technology, Ucommune Venture and/or its shareholders (the “Ucommune Venture VIE Agreements”), including exclusive business cooperation agreement, equity pledge agreement, exclusive option agreement, shareholders’ voting rights proxy agreement and spousal consent letter, were terminated in accordance with the terms therein following 30 calendar days after the delivery date of the Notice of Termination, by which time Ucommune Venture and its subsidiaries were deconsolidated and their financial results were no longer included in our consolidated financial statements.

Inter-group Balances Due to VIEs/Subsidiaries:	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries
	(RMB in thousands)
December 31, 2022	—	221,904	11,199	374,924	127,211
Intercompany loan received	—	320,494	25,088	160	32,270
Intercompany loan repayment	—	(359,692)	(27,114)	(54,477)	(42,587)
December 31, 2023	—	182,706	9,173	320,607	116,894
Intercompany loan received	—	33,338	—	14,344	7,645
Intercompany loan repayment	—	(35,106)	(4,429)	(2,552)	(8,661)
Transfer from/(to) intercompany	—	(13,212)	—	—	98,248
December 31, 2024	—	167,726	4,744	332,399	214,126

Our Operations in China and Permissions Required from the PRC Authorities for Our Operations

We, through the WFOEs and the VIEs, conduct our operations in China. Our operations in China are governed by PRC laws and regulations. We and the VIE are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. Specifically, as of the date of this annual report: (1) each of the WFOEs and the VIEs has obtained a business license; (2) Beijing U Bazaar, through which we conduct our VATS business, including value-added online services for our members, has obtained a value-added telecommunications license for internet information service and online data processing and transactions; and (3) Beijing Bianbian You International Cultural and Tourism Development Co., Ltd, which engages in tourism business, has obtained a travel agency business operation license; and (4) most of our self-operated model spaces have completed the required as-built acceptance check on fire prevention or fire safety filing. However, a small number our self-operated model spaces have not completed such as-built acceptance check on fire prevention or fire safety filing. As of the date of this annual report, as advised by our PRC counsel, Jingtian & Gongcheng, the WFOEs and the VIEs have obtained the licenses, permits and registrations from the PRC government authorities necessary for our business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we or the VIEs will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we or the VIEs may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or the VIEs may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Relating to Doing Business in China — Any lack of requisite approvals, licenses or permits applicable to our business may materially and adversely affect our business, financial condition and results of operations.”

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and other 12 PRC regulatory authorities jointly issued an amendment to the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which took effect on February 15, 2022. See “Item 4. Information on the Company — Regulation — Regulations Relating to Internet Information Security and Privacy Protection.”

Pursuant to the Cybersecurity Review Measures, in addition to “critical information infrastructure operators” who procure internet products and services that affect or may affect national security shall be subject to a cybersecurity review, any “online platform operators” carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review requirements. The Cybersecurity Review Measures also provide that if a “online platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. In addition, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, nor have we received any inquiry, notice, warning, or sanction in such respect. Based on the opinion of our PRC counsel, Jingtian & Gongcheng, we are not required to file an application for the cybersecurity review by the CAC for our previous issuance of securities to foreign investors as of the date of this annual report, because (1) we are not in the industry or business operation that involves critical information infrastructure operation, nor do we operate as an online platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC; (2) we are not in possession of personal information of over one million users; and (3) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator or an online platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our applications from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. See “— D. Risk Factors — Risks Relating to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A ordinary shares” and “— D. Risk Factors — Risks Relating to Doing Business in China — We may be liable for improper use or appropriation of personal information provided by our customers.”

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

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”) was enacted on December 18, 2020. Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (the “PCAOB”) has determined that it is unable to inspect and investigate completely, the Securities and Exchange Commission (the “SEC”) will identify us as a “Commission-Identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-Identified Issuer for two consecutive years. In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2024 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain a registered public accounting firm that the PCAOB is able to inspect and investigate completely, or if we otherwise fail to meet the PCAOB’s requirements, our Class A ordinary shares will be delisted from Nasdaq, and will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. The related risks and uncertainties could cause the value of our Class A ordinary shares to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — Our securities will be delisted and be prohibited from trading in the over-the-counter market in the United States under the Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

D. Risk Factors

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks relating to:

Risks relating to our business and industry

●	our limited operating history;

●	our ability to attract new members or retain existing ones;

●	our ability to manage our business scale, achieve growth and operate effectively;

●	our ability to generate profits and positive cash flows, and to maintain sufficient working capital;

●	our ability to return to profitability or raise sufficient capital to cover our capital needs;

●	our reliance on large enterprise members to sustain our occupancy rates;

●	our ability to use key operational metrics to accurately evaluate our performance;

●	our significant capital requirements to fund our operations;

●	our ability to retain our major customers for marketing and branding services; and

●	our development into new regions, markets and business areas.

Risks relating to our corporate structure

●	our reliance on contractual arrangements for a large portion of our operations, which may not be as effective as direct ownership in providing operational control;

●	actual or potential conflicts of interest of shareholders of the VIEs with us;

●	substantial uncertainties in the PRC foreign investment legal regime; and

●	our dual-class share structure, which may limit holders of the Class A ordinary shares to influence corporate matters.

Risks relating to doing business in China

●	Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business. Given the current regulatory environment in the PRC, the interpretation and enforcement of PRC laws may change quickly and subject to any future actions within the discretion of PRC authorities. See “— Risks Related to Doing Business in China — Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business”;

●	Uncertainties with respect to the PRC legal system could adversely affect us. Certain rules and regulations may change quickly with little advance notice, and there may be risks and changes regarding the interpretation and enforcement of PRC laws and regulations, which may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us”;

●	The PRC government has regulatory oversight and authority over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. We, our PRC subsidiaries and the VIEs face various legal and operational risks related to being based in and having significant operations in China. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “— Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A ordinary shares”;

●	We face material risks relating to our corporate structure. The Parent is not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries and through contractual arrangements with VIEs based in China, and this structure involves unique risks to investors. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. See “— Risks Related to Doing Business in China — If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future our securities may decline in value or become worthless”; and

●	Our securities will be delisted under the HFCAA if the PCAOB is unable to inspect the audit working papers related to us, which are located in China. See “— Risks Related to Doing Business in China — Our securities will be delisted and be prohibited from trading in the over-the-counter market in the United States under the Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks relating to being a public company and our securities

●	volatility of the trading price of our Class A ordinary shares;

●	potential dilution to our Class A ordinary shareholders caused by the exercise of the outstanding warrants or UPOs or the conversion UPO Rights or Debenture;

●	our status as an emerging growth company;

●	our status as a foreign private issuer;

●	our status as an exempted company with limited liability incorporated in the Cayman Islands; and

●	our status as a “controlled company” within the meaning of the Nasdaq listing requirements.

Risks Relating to Our Business and Industry

We have experienced fluctuations of our business performance, including a decline in business scale in recent years due to various reasons, some of which are beyond our control. If we are unable to manage our business scale, achieve growth or otherwise operate our business effectively, our results of operations and financial condition may be materially and adversely affected.

Our business has experienced volatility. We have also experienced significant decline in business scale in recent years. The number of our agile office spaces decreased from 207 as of December 31, 2022, to 95 as of December 31, 2023, and subsequently decreased to 13 as of December 31, 2024. The number of our spaces in operation decreased from 174 as of December 31, 2022, to 79 as of December 31, 2023, and subsequently decreased to 12 as of December 31, 2024. The number of workstations available in our spaces in operation decreased from approximately 51,040 as of December 31, 2022, to approximately 29,850 as of December 31, 2023, and subsequently decreased to 5,844 as of December 31, 2024.

Our business scale could fluctuate due to various factors, some of which are beyond our control, including increasing competition within the industry, emergence of alternative business models, or changes in government policies or general economic conditions. For example, a significant portion of our existing and target member base consists of SMEs, whose development have benefited from favorable policies encouraging entrepreneurship and innovation in recent years in China. If changes in policies adversely affect the growth of SMEs, our business scale may decline due to the reduction in agile office needs in general. In addition, there could be a reduction in demand for our services as a result of decreased customer spending, weakening economic conditions or otherwise, which could materially and adversely affect our business, results of operations and financial condition.

We have incurred significant losses historically, and we may experience significant losses in the future.

We have incurred net losses since our inception in April 2015. For 2022, 2023 and 2024, we incurred net loss of RMB322.5 million, RMB22.6 million and RMB80.0 million (US$11.0 million), respectively.

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

We had working capital deficit (defined as total current assets deducted by total current liabilities) of RMB419.1 million, RMB137.5 million and RMB2.0 million (US$0.3 million) as of December 31, 2022, 2023 and 2024, respectively. We may from time to time incur substantial debt to finance the capital expenditures needed to carry out our daily operations. To service our debt, we may also be required to borrow new loans from commercial banks or other institutions or entities. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

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

We have experienced significant cash outflow from operating activities historically. We had net cash used in operating activities from continuing operations of RMB182.4 million in 2022, and net cash provided by operating activities of RMB14.5 million and RMB7.5 million (US$1.0 million) in 2023 and 2024, respectively. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available for our operations and business development.

Failure to generate positive cash flow from operations may adversely affect our ability to raise capital for our business on reasonable terms, if at all. It may also diminish the willingness of members or other parties to enter into transactions with us, and have other adverse effects that harm our long-term viability.

We had net current liabilities of RMB419.1 million, RMB137.5 million and RMB2.0 million (US$0.3 million) as of December 31, 2022, 2023 and 2024, respectively. Net current liabilities expose us to liquidity risk. We have satisfied our liquidity requirements primarily through equity financing activities and short-term/long-term borrowings. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

Our business will require significant working capital to support our business. Our future liquidity and ability to make additional capital investments will depend primarily on our ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. We may not renew existing bank facilities or obtain equity or other sources of financing.

We may continue to incur losses and negative cash flows from operating activities and deficit in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, our ability to continue as a going concern would be materially and adversely affected.

We have incurred recurring operating losses since our inception, including net losses from continuing operations of RMB295.1 million, RMB7.5 million and RMB75.5 million (US$10.3 million) for 2022, 2023 and 2024, respectively. We have experienced significant cash outflow from operating activities historically. Net cash used in operating activities from continuing operations was RMB182.4 million for 2022. Net cash provided by operating activities from continuing operations was RMB14.5 million and RMB7.5 million (US$1.0 million) for 2023 and 2024, respectively. Accumulated deficit was RMB4,610.1 million (US$631.6 million) as of December 31, 2024. As of December 31, 2024, we had cash and cash equivalents of RMB90.4 million (US$12.4 million). The COVID-19 pandemic negatively impacted our business operations for 2022. In 2023 and 2024, although the restrictions related to the COVID-19 have been lifted, its influence over the economy continued to impact our financial position, results of operations and cash flows. These conditions raise substantial doubt about our ability to continue as a going concern.

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

We continue to explore opportunities to develop our business. However, we have not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve stable net profit and positive cash flows from operating activities, and we expect the operating losses will continue for the foreseeable future. If we are unable to develop the business to achieve economies of scale in the future, it will become even more difficult for us to sustain a sufficient source of cash to cover our operating costs. There can be no assurance, however, that we will be able to obtain additional financing on terms acceptable, in a timely manner, or at all. In the event that financing sources are not available, or that we are unsuccessful in increasing our gross profit margin and reducing operating losses, we may be unable to implement our current plans for development, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on our business, financial condition and results of operations and would materially and adversely affect our ability to continue as a going concern.

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

We rely on a limited number of key large enterprise members to sustain our occupancy rates. Our top 25 large enterprise members accounted for approximately 59.0% of our tenancy in terms of workstations as of December 31, 2024 and contributed to approximately 14.0% of our total net revenue for 2024. Such concentration leads to heightened risks, for instance, if one of these key enterprises terminates its contract with us, our business could suffer.

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

We launched our first space in September 2015 and officially launched our app, U Bazaar, in April 2016. In addition, we continually review the operating models of our spaces and explore new operating models for enhancing our operational efficiency and our monetization channels. For example, we further developed our operations under U Partner, a category under our asset-light model, in July 2019.

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

We collect monthly rent in the form of membership service fees or office workstation rental fees, which constitutes an important part of our net revenue, and we depend on the enlargement of our member base to build the vibrant community that we envision. Any failure to attract existing members or bring new members in adequate numbers or at adequate rental rates would materially and adversely affect our business. To sustain our business, we endeavor to retain our existing members and continually add new members to maintain or improve our occupancy rates.

We face various uncertainties and challenges in maintaining and growing our member base. A significant number of our existing and target members consists of SMEs. These members frequently have limited budgets and are more vulnerable to adverse economic conditions and unfavorable changes in the regulatory environment.

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

We continually review the numbers of spaces, workstations, members and occupancy rates to evaluate our development trends, measure our performance and make strategic decisions. We calculate these metrics using internal data and they may not be indicative of our future operating performance. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, measuring how our spaces are used across a large member base involves significant challenges.

For example, the number of our members may include members who do not actively use our spaces or services. If investors do not perceive our operating metrics to accurately represent our operating performance, or if we discover material inaccuracies in our operating metrics, our business, financial condition and reputation may be materially and adversely affected.

We require significant capital to fund our operations and development. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may suffer.

We require significant capital and resources for our operations and continued development. We expect to make significant investments in the operations of our spaces, which may significantly increase our net cash used in operating activities. Our sales and marketing expenses may also increase to retain existing members and attract new members. In addition, we invest heavily in our technology systems, which are essential to our operations. It may take substantial time to realize returns on such investments, if at all.

We have historically funded our cash requirements primarily through capital contributions from our shareholders, short-term/long-term borrowings and securities offerings. If these resources are insufficient to satisfy our cash requirements, we may seek to raise funds through additional equity offerings or debt financing or additional bank facilities.

Our ability to obtain additional capital in the future, however, is subject to a number of uncertainties, including our future business development, financial condition and results of operations, general market conditions for financing activities by companies in our industry, and macro-economic and other conditions in China and globally. If we cannot obtain sufficient capital on acceptable terms to meet our capital needs, we may not execute our development strategies, and our business, financial condition and prospects may be materially and adversely affected. On the other hand, if we raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of our existing shareholders.

Our advertising and branding services are subject to risks associated with concentration of customers.

The majority of our marketing and branding services revenue was mainly attributed to one of our subsidiaries, Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd (“Shengguang Zhongshuo”), a digital marketing services provider. Top customers of Shengguang Zhongshuo have historically contributed a large percentage of our revenue from advertising and branding services. This concentration leads to heightened risks. For example, any adverse changes or loss of one of our major customers of our advertising and branding services may materially decrease our marketing and branding services revenue, and any interruption or adjustments of those major customers’ businesses may lead to material fluctuations in our marketing and branding services revenue. In 2022, the top three customers of Shengguang Zhongshuo accounted for approximately 81.6% of our revenue from our advertising and branding services. In 2023, the top four customers of Shengguang Zhongshuo accounted for approximately 83.3% of our revenue from our advertising and branding services. In 2024, the top two customers of Shengguang Zhongshuo accounted for approximately 62.2% of our revenue from our advertising and branding services, which exposed us to the risks associated with concentration of customers.

In addition, the historical financial results of our marketing and branding services may not serve as an adequate basis for evaluating the future financial results of this segment. Our history of operating Shengguang Zhongshuo is limited and the concentration of customers increases the likelihood of material fluctuations of our marketing and branding services net revenue.

Our development into new regions, markets and business areas may pose increased risks.

Our development into new regions, markets and business areas will incur significant costs, and inherently involves uncertainties and risks as we may encounter unexpected issues or situations for which we are unprepared.  For instance, if we enter into new regions, we may invest substantial resources and may face new operational risks and challenges associated with business, economic and regulatory environments with which we are not familiar. We must understand and comply with local regulations, partner with local businesses or individuals, hire, train, manage and retain local workforce, and cope with members or potential members with different preferences.

In launching new spaces in a new region, we need to negotiate satisfactory leasing terms with local parties, adapt the designs and features of our spaces and services to accommodate local conventions, and adjust our pricing and marketing approaches based on local rental prices. All these adjustments we make may be ineffective and adversely affect our business. Our strategy of overseas development will further subject us to different cultural norms and business practices, risks relating to fluctuations in currency exchange rates, and unpredictable disruptions as a result of security threats or political or social unrest and economic instability.

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

We had impairment loss on long-lived assets and long-term prepaid expenses of RMB111.3 million in 2022, RMB29.1 million in 2023, and RMB1.0 million (US$0.1 million) in 2024. These impairment losses primarily reflected impairment of right-of-use assets, property and equipment, intangible assets and other non-current assets. We had impairment loss on goodwill of RMB17.0 million in 2022, nil in 2023 and nil in 2024. For further information, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Components of Results of Operations.” We could record additional impairments on long-lived assets in the future. Any significant impairment losses charged against our long-lived assets could materially and adversely affect our results of operations.

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

We may face heightened competition under certain operating models. For example, for our spaces under U Brand, our competitors may charge lower management fees and we may lose clients due to pricing or be forced to lower our fees. Our inability to compete effectively in securing new or repeat businesses could hinder our operation or adversely impact our operating results.

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

Our future success depends in a large part on the continued service of our key management. If we lose the services of any member of our key management, we may not hire suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and operation. If any member of our key management joins a competitor or forms a competing business, we may lose customers, know-how and key professionals and staff members.

Our operation also requires us to hire, train, and retain a wide range of personnel that can adapt to a dynamic, competitive and challenging business environment and that help us conduct effective marketing, innovate new products and service offerings, and develop technological capabilities. We may need to offer attractive compensation and other benefits packages, including share-based compensation, to attract and retain them.

We also need to provide our employees with sufficient training to help them realize their career development and grow with us. Any failure to attract, train, retain or motivate experienced and capable personnel could severely disrupt our business and operation.

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

Development of our business will partially depend on the recognition of our brand. Failure to maintain, protect and enhance our brand would limit our ability to develop or retain our member base, which would materially and adversely affect our business, financial condition and results of operations.

We believe that recognition of our brand among members and business partners has reduced member acquisition costs and contributed to the development and success of our business. Maintaining, protecting and enhancing our brand remains critical to our business and market position. Maintaining, protecting and enhancing our brand depends on several factors, including our ability to:

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

In 2022, 2023 and 2024, we generated an important portion of our net revenue from our agile office spaces located in Beijing, Shanghai, Wuhan and Shenzhen. Adverse changes in general economic conditions or real estate markets as well as relevant regulatory environment in these cities may disproportionately affect our member base, occupancy rates and/or pricing.

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

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, COVID-19 or other disease. For example, since the outbreak of the COVID-19 pandemic, many businesses and social activities in China and other countries and regions have been adversely affected. To contain the COVID-19 outbreak, the PRC government imposed strict measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, temporary closure of business premises and postponed resumption of business. Our operations had been severely disrupted as a result of the pandemic. In particular, most of our space in China temporarily shut down from February 2020 to April 2020 as a result of government restrictions and regulations. We also experienced temporary shut-down and closure of unprofitable spaces as a result of the regional resurgence of COVID-19 cases in China, particularly during the year of 2022. Due to the economic downturn in China and worldwide caused by COVID-19, the demand for our spaces has been adversely affected. Furthermore, as some of our members are vulnerable to the COVID-19 outbreak and the slowdown of the macroeconomic conditions, they could not make payments in a timely manner or stopped renewing their leases, resulting in decreased occupancy rates. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Factors Affecting Our Results of Operations”

Any future resurgence of COVID-19 cases in China may lead to temporary interruptions to business operations. There also remain uncertainties surrounding the COVID-19 outbreak, including with respect to the ultimate spread of the virus, the severity and duration of the pandemic and the further actions government authorities may take in response. Our business, results of operations, financial condition and prospects could be materially and adversely affected to the extent that COVID-19 harms the Chinese and global economy in general.

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

We select and rely on a number of business partners to provide various services such as corporate secretary and human resources, to facilitate more service options and better experience for our members. Due to the reliance on such business partners, any interruption of their operations, any failure of them to accommodate our business scale, any termination or suspension of our partnership arrangements, any change in cooperation terms, or any deterioration of cooperative relationships with them may materially and adversely affect our brand image and impact our operations.

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

In addition, particular complexities, regulatory or otherwise, may be associated with our development into new markets. We may not successfully implement our strategies beyond our current markets. If we cannot effectively address these challenges, our ability to execute acquisitions as part of our long-term strategy will be impaired, which could adversely affect our operations.

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

In addition, investments and acquisitions could result in significant impairments to long-term investments, goodwill and other intangible assets. For example, we recognized RMB17.0 million impairment loss related to goodwill and RMB8.8 million impairment loss on intangible assets acquired from acquisitions for 2022, and RMB25.6 million and RMB18.0 million (US$2.5 million) impairment loss on long-term investments in 2023 and 2024, respectively, as we believe the carrying value was no longer recoverable.

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

We need to invest heavily on our technology to sustain and develop our business, and the uncertainties associated with the evolving customer needs and emerging industry standards create risks with respect to such investment. Our ongoing investment in technology may not generate the expected level of returns and failure to adopt new technologies to adapt to such changing environment may materially and adversely impact our business.

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

We are subject to lawsuits from our competitors, individuals, or other entities against us, in matters relating to intellectual property rights and contractual disputes. The outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our ability to develop our member base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s attention from operating our business. We may also need to pay damages or settle lawsuits with a substantial amount of cash.

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

The Parent adopted share incentive plans in August 2019 and November 2020, which we respectively refer to as 2019 Plan and 2020 Plan in this annual report, to enhance our ability to attract and retain qualified individuals and align their interests with our operations and performance. The maximum aggregate numbers of ordinary shares we are authorized to issue pursuant to all awards under 2019 Plan are 15,028,567 ordinary shares (62,620 ordinary shares after retroactively adjusted to reflect the 20-to-1 share consolidation effected on April 21, 2022 and the 12-to-1 share consolidation effected on November 29, 2023). In November 2020, the Parent adopted the 2020 Plan, under which the Parent is authorized to issue a maximum number of 7,188,661 Class A ordinary shares (29,953 Class A ordinary shares after retroactively adjusted to reflect the 20-to-1 share consolidation effected on April 21, 2022 and the 12-to-1 share consolidation effected on November 29, 2023). Pursuant to the 2020 Plan, as amended and restated in May 2021, August 2022, December 2023 and February 2024, the maximum aggregate number of shares that may be issued is 4,071,620 Class A ordinary shares. As of the date of this annual report, options to purchase an aggregate number of 552,086 Class A ordinary shares were granted and outstanding, including awards to purchase 28,625 Class A ordinary shares granted to replace the granted and outstanding awards under 2019 Plan.

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

The global macroeconomic environment is facing challenges. Uncertainties remain over the long-term effects of the monetary and fiscal policies of the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest and terrorist threats in the Middle East, Europe and Africa and conflicts involving Ukraine, Syria and North Korea have also raised concerns. These concerns relate to regional instability and tension, as well as the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China.

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

The Parent is subject to the Sarbanes-Oxley Act of 2002. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), we have included a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the year ended December 31, 2024. Based on the assessment, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2024. In addition, once the Parent ceases to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. As such, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations may significantly strain our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Heightened tensions in international relations and any resulting changes in international trade policies may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the United States and China. These tensions have resulted in changes in international trade policies and, as they further escalate, may result in additional barriers to trade. Countries impose, modify, and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which contribute to the volatile nature of tariffs and other trade restrictions.

The Trump Administration has announced its desire to use tariffs as a tool to strengthen the U.S. economy and industrial sector, as well as leverage to negotiate trade relations with other countries. The Trump Administration has especially targeted China with trade measures, steadily increasing the tariffs on Chinese goods entering the United States during the first few months of Donald Trump’s presidency, reaching an effective rate of 145% on April 9, 2025. Any Section 301 duties and antidumping or countervailing duties would be added on top of this figure. China has responded to these tariffs with an array of measures, including by imposing an effective tariff rate of 125% on U.S. products entering its borders, effective April 10, 2025. China is not the only country whose imports have been targeted by the Trump Administration’s rising tariffs. In addition to the tariffs imposed on Canadian and Mexican imports based on concerns over fentanyl and illegal immigration, President Trump has also imposed a 10% “baseline” tariff on all countries, effective April 5, 2025, and proposed to impose country-specific “reciprocal tariffs” on 60 countries. These tariffs are cumulative with tariffs already in effect or recently announced by the Trump Administration, and would result in an effective tariff rate of upwards of 50% on certain goods imported into the United States if the reciprocal tariffs become effective.

This has led to, and may lead to further, retaliatory tariffs against the United States by Canada, Mexico, the European Union, and other jurisdictions. As a result, global trade tensions have heightened substantially may escalate even further, which may materially and adversely affect global trade and global economic conditions. There is significant uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, which has led to concerns regarding the potential for an extended trade war. Heightened tensions among the United States, China, or other countries where we may operate, could reduce or restrict the levels of trade, investments, technological exchanges, and other economic activities between such countries. The existing tensions and any further deterioration in the relationship between such countries may have a negative impact on the general, economic, political, and social conditions in the markets where we operate and could adversely impact our business, financial condition, and results of operations.

In addition, geopolitical tensions may intensify and the United States, China, or other countries may adopt drastic measures in the future that further impact our global business operations. Recent legislative activities in the U.S. regarding a number of technology companies with significant Chinese operations have raised concerns as to whether the U.S. may expand the regulatory challenges and restrictions to other technology companies with significant Chinese operations. Similar or more expansive restrictions that may be imposed by the United States or other jurisdictions in the future, could materially and adversely affect our business. The adoption or expansion of restrictions, including restrictions or complete bans on access to apps and other platforms, cross-border data transfers, or other governmental action, has the potential to adversely impact our business, operational results and financial position. For example, on October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment, or the Outbound Rule, to implement Executive Order 14105, Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern (Aug. 9, 2023). The Outbound Rule, which came into effect on January 2, 2025, imposes investment prohibition and notification requirements on U.S. persons for a wide range of investments in entities associated with China (including Hong Kong and Macau), collectively defined as “Covered Foreign Persons,” that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. U.S. persons subject to the Final Rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as “covered transactions.” If we were to be deemed a “Covered Foreign Person” under the Outbound Rule, our ability to raise capital would be significantly and negatively affected. Additionally, the trading price of our securities may be materially and adversely affected, and the value of our securities may decline significantly. The Trump Administration has expressed a potential interest in expanding the scope of the Outbound Rule, which may further impact our business.

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

We rely on contractual arrangements with the VIEs and their shareholders to operate our business in China. The revenues contributed by the VIEs constituted most of our net revenue for 2022, 2023 and 2024.

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

We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. We do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

The Parent and our subsidiaries may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business and constrain our development.

The Parent and our subsidiaries rely on contractual arrangements with the VIEs to use, or otherwise benefit from, certain foreign restricted licenses and permits that we need or may need in the future as our business continues to develop, such as the internet content provider license (the “ICP license”) held by one of the VIEs.

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

If the VIEs undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, hindering our ability to operate our business and constrain our development. The foregoing risks could materially and adversely affect our business, financial condition and results of operations.

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

Dr. Daqing Mao, our founder, and his wife, Angela Bai, together hold approximately 76.77% of the voting power of our company as of March 31, 2025 due to the Parent’s dual-class share structure. For more information, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” Dr. Mao is expected to retain significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.

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

Shareholders of Cayman Islands exempted companies such as ours have no general rights under Cayman Islands law to inspect or to obtain corporate records or copies of register of members of these companies (except for our memorandum and articles of association, special resolutions which have been passed by our shareholders and our register of mortgages and charges). Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

The interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we obtain. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. We may not be aware of our violation of any of government policies and rules until after the violation occurs. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. As a result, we cannot assure you that sufficient legal protection as anticipated would be available to you and us.

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

On January 1, 2025, the State Council promulgated the Regulations on the Administration of Cyber Data Security (the “Regulation”). The Regulation is not only the first at the administrative regulation level specifically for cyber data security, but it also serves as a comprehensive implementing regulation for the compliance requirements set out by the Cybersecurity Law, Cyber Security Law, and Personal Information Protection Law. The Regulations introduces several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It also establishes broader contractual requirements for data sharing between data handlers.

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

Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, and have not yet taken effect (as applicable), their interpretation, application and enforcement are subject to substantial uncertainties. We are of the view that such requirement for cybersecurity review under the Cybersecurity Review Measures, are not applicable to us, primarily because, as of the date of the annual report: (1) we have not received any notice or determination from competent PRC governmental authorities identifying us as a critical information infrastructure operator; (2) we do not hold or process personal information of over one million users; and (3) we have not received any investigation, notice, warning, or sanctions from applicable government authorities in relation to national security. However, the relevant PRC government agencies could reach a different conclusion, applicable laws, regulations or interpretations could change and we could be required to obtain such approvals in the future.

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

We face material risks relating to our corporate structure. Investors in our Class A ordinary shares are not purchasing equity interests in the consolidated VIEs domiciled in China but instead are purchasing equity interests in the Parent, our ultimate Cayman Islands holding company. The Parent is not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries and through contractual arrangements with VIEs based in China, and this structure involves unique risks to investors. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and investors may never hold equity interests in the Chinese operating companies. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in VATSs and certain other businesses. We currently conduct our VATS business through Beijing U Bazaar, including value-added online services for our members. The VIE structure would afford us greater flexibility in developing our business scope and implementing our business strategies in compliance with PRC laws and regulations in the future as our business develops. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. If the PRC government deems that our contractual arrangements with the consolidated VIEs domiciled in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

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

Based on PRC laws and regulations in effect as of the date of this annual report and the legal advice of our PRC legal counsel, Jingtian & Gongcheng, and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, our subsidiaries and the VIEs have obtained the following licenses and approvals necessary to operate in China as of the date of this annual report: (1) each of our subsidiaries and the VIEs has obtained a business license; (2) Beijing U Bazaar, through which we conduct our VATS business, including value-added online services for our members, has obtained a value-added telecommunications license for internet information service and online data processing and transactions; (3) Beijing Bianbian You International Cultural and Tourism Development Co., Ltd, which engages in tourism business, has obtained a travel agency business operation license; and (4) most of our self-operated model spaces have completed the required as-built acceptance check on fire prevention or fire safety filing. However, a small number our self-operated model spaces have not completed such as-built acceptance check on fire prevention or fire safety filing.

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

If our subsidiaries and the VIEs fail to obtain the material licenses, our business plans may be delayed. In addition, our subsidiaries and the VIEs may not obtain, renew and/or convert all of the approvals, licenses and permits required for our existing business upon their expiration in a timely manner or at all, which could adversely affect our operations.

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

We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunications service providers. With the development of our business, we may need to upgrade our technology and infrastructure to keep up with the increasing traffic on our apps. The digital infrastructure and the telecommunications networks in China may not support the demands associated with the growth in digital usage.

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

If our PRC subsidiaries incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their shareholders could materially and adversely limit our ability to develop, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and develop our business.

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

As an offshore holding company, the Parent may use the proceeds of our offshore fund-raising activities to provide loans or make capital contributions to our PRC subsidiaries or provide loans to the consolidated VIEs, in each case subject to the satisfaction of applicable regulatory requirements. Any medium or long-term loan to be provided by us to the VIEs must be registered with the National Development and Reform Commission (“NDRC”) and SAFE or its local branches. Before we or our offshore entities provide loans to our onshore entities (i.e., our PRC subsidiaries and VIE entities), the borrower must make filings with the SAFE or its local counterparts in accordance with relevant PRC laws and regulations. In addition, for loans provided by us or our offshore entities to our PRC subsidiaries or VIE entities with a term of more than one year, the borrower must also obtain a certificate of registration from the NDRC before obtaining such loan, and report relevant information to the NDRC afterward. We may not complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of securities offering, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and develop our business.

In August 2020, Ucommune Venture entered into a loan agreement with Ucommune Group Holdings (Hong Kong) Limited (“Ucommune HK”), under which Ucommune HK agreed to provide loans of up to a total of US$60 million to Ucommune Venture and Ucommune Venture could drawdown the loans in multiple tranches (up to an aggregate of US$60 million) within three years from the date of the first drawdown. Thereafter, both parties entered into two supplement agreements in January 2021 and March 2021. As of the date of this annual report, Ucommune HK has provided a total of US$41.7 million in loans to Ucommune Venture, of which US$8.3 million have been repaid, under such loan agreements since the completion of our Business Combination in November 2020, using proceeds from the Parent’s previous PIPE financing and follow-on offerings. Such loans were included in intercompany loans, and disclosed as roll-forwards of the investment in subsidiaries and VIEs. As of the date of this annual report, Ucommune HK has completed the outstanding $33.3 million debt owed by Ucommune Venture be transferred to Youshenghengtong Technology. Ucommune Venture has completed the filing procedure with Beijing Foreign Exchange Management Department, a local branch of SAFE, but has not yet made the registration with the NDRC. The disciplinary measures, such as regulatory talk, credit discipline and public criticism, might be imposed on such enterprises for such non-compliance. As of the date of this annual report, we have not received any inquiry, notice, warning or sanction form the NDRC in relation to this loan.

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

We may develop our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming. Any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to develop our business or maintain our market share.

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

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2024 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

Our current auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia CPAs LLP is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis. As of the date of this annual report, our current auditor is not among the firms listed on the 2021 Determinations.

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

On August 8, 2006, six PRC regulatory agencies jointly adopted M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. While the application of the M&A Rules remains unclear, we believe that the CSRC approval was not required in the context of our Business Combination, follow-on public offering or Warrants offerings of the Parent under the M&A Rules, because (1) our WFOEs were incorporated as a wholly foreign-owned enterprise by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies owned by PRC companies or individuals as defined under the M&A Rules; (2) no explicit provision in the M&A Rules clearly classifies the contractual arrangements among Youshenghengtong Technology, VIEs and VIEs’ shareholders as an acquisition falling under the M&A Rules; and (3) the CSRC has not issued any definitive rule or interpretation concerning whether Business Combination, follow-on public offering or Warrants offerings like ours under this annual report are subject to this regulation. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion.

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

On September 6, 2024, NDRC and MOFCOM jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2024 Version) (the “Negative List”), which became effective and replaced the previous version on November 1, 2024. According to the Negative List, domestic enterprises engaging in businesses in which foreign investment is prohibited shall obtain approval from the relevant authorities before offering and listing their shares on an overseas stock exchange. In addition, certain foreign investors shall not be involved in the operation or management of the relevant enterprise, and shareholding percentage restrictions under relevant domestic securities investment management regulations shall apply to such foreign investors. Since none of our PRC subsidiaries engages in businesses in which foreign investment is prohibited, we believe that we are not required to obtain such approval under the Negative List. However, the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, and have not yet taken effect (as applicable), their interpretation, application and enforcement are subject to substantial uncertainties, and uncertainties remain regarding the interpretation and implementation of the new rules and regulations.

The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may develop our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to develop our business or maintain our market share.

Risks Relating to Being a Public Company and Our Securities

The market price of our Class A ordinary shares has recently declined significantly, and our Class A ordinary shares could be delisted from Nasdaq or trading could be suspended.

The listing of the Parent’s Class A ordinary shares on the Nasdaq Capital Market is contingent on the Parent’s compliance with the Nasdaq Capital Market’s conditions for continued listing. On July 21, 2023, we announced that Parent received written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) that we were not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules (the “Bid Price Requirement”). In accordance with Nasdaq Listing Rules, the Parent must regain compliance within 180 calendar days, or until January 17, 2024. To regain compliance, the Parent’s Class A ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Parent does not regain compliance by January 17, 2024, the Parent may be eligible for additional time to regain compliance or may face delisting. On November 29, 2023, the Parent effected a 12-to-1 share consolidation in order to cure the deficiency, and on December 14, 2023, the Parent regained compliance. See “Item 4. Information on the Company — A. History and Development of the Company — Nasdaq Notification Letter.” On October 7, 2024, the SEC approved a rule change proposed by Nasdaq that impacts companies utilizing reverse stock splits to regain compliance with Nasdaq’s minimum bid-price requirement for continued listings. The new Nasdaq Listing Rule 5810(c)(3)(A) modifies the application of the minimum bid-price compliance periods where a listed company takes a corporate action to meet the Bid Price Requirement, such as a reverse stock split, and such corporate action causes noncompliance with another listing requirement. As a result of the new rule, a company will not be deemed to have corrected the initial Bid Price Requirement noncompliance until the company cures any resulting deficiency. In such event, the company will continue to be considered noncompliant until it (1) cures the additional deficiency and (2) thereafter meets the Bid Price Requirement for a minimum of 10 consecutive business days (unless Nasdaq staff, at their discretion and within the framework of the new requirements, extends this period). If the company does not regain compliance with the Bid Price Requirement and the additional deficiency during the initial compliance period applicable to the Bid Price Requirement noncompliance, Nasdaq will issue a staff delisting determination letter.

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

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and development of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Class A ordinary shares as a source for any future dividend income.

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

As of December 31, 2024, there were outstanding warrants (including Prior Warrants, New Warrants and JAK Warrants) to purchase up to an aggregate of 12,013,340 Class A ordinary shares at exercise prices, which were immediately exercisable. As of December 31, 2024, there were outstanding 333,002 UPOs exercisable for 1,388 Class A ordinary shares, 333,002 UPO Warrants to purchase an additional 694 Class A ordinary shares, and 333,002 UPO Rights to convert to an additional 139 Class A ordinary shares.

As of March 31, 2025, there were outstanding warrants (including Prior Warrants, New Warrants and JAK Warrants) to purchase up to an aggregate of 12,013,340 Class A ordinary shares, which were immediately exercisable. As of March 31, 2025, there were outstanding 333,002 UPOs exercisable for 1,388 Class A ordinary shares, 333,002 UPO Warrants to purchase an additional 694 Class A ordinary shares, and 333,002 UPO Rights to convert to an additional 139 Class A ordinary shares.

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

The trading prices of the Class A ordinary shares and the Prior Warrants are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the Class A ordinary shares and the listed warrants may be highly volatile for factors specific to our own operations, including the following:

●	variations in our net revenue, earnings and cash flows;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new offerings and development by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our shareholders, affiliates, directors, officers or employees, our business model, our services or our industry;

●	announcements of new regulations, rules or policies relevant for our business;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

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

While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from developing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business, and any investment in the Class A ordinary shares could be greatly reduced or even rendered worthless.

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

The Parent has adopted a second amended and restated memorandum and articles of association that contains provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

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

Based upon the manner in which we operate our business, the composition and characterization of our income and assets and the value of our assets, we believe that it is reasonable to take a position that we were not classified as a PFIC for our taxable year ended December 31, 2024. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be classified as a PFIC for the current taxable year or future taxable years. The value of the assets of our Parent for purposes of PFIC determination will generally be determined by reference to the market price of our Class A ordinary shares, which could fluctuate significantly. Our market capitalization fluctuated significantly during the taxable year ended December 31, 2024. If our market capitalization does not increase or continues to decline, we may be or become classified as a PFIC for the current or future taxable years. If we are treated as a “controlled foreign corporation” (see “— If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.” below), the value of the assets owned by our subsidiaries and consolidated VIEs will be determined by reference to the adjusted tax basis of such assets for U.S. federal income tax purposes, which may increase the likelihood that we are a PFIC. Because we do not currently track adjusted tax basis for U.S. federal income tax purposes, we may not be able to determine whether we are a PFIC in future taxable years. In addition, our PFIC status depends on the manner in which we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). The Internal Revenue Service (the “IRS”) may challenge the composition and characterization of our assets or income or the valuation of our assets, goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or future taxable years. Furthermore, it is not entirely clear how the contractual arrangements between us, the VIEs and their nominal shareholders are treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us. Because of these uncertainties, there can be no assurance we will not be classified as a PFIC for the current taxable year, or will not be classified as a PFIC in the future taxable years.

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

We commenced our operations in April 2015 through Ucommune Venture. In August 2018, we established Beijing U Bazaar.

We underwent a series of restructuring transactions, which primarily included the following:

●	In September 2018, Ucommune Group Holdings was incorporated under the laws of the Cayman Islands.

●	In December 2018, Ucommune HK was incorporated under the laws of Hong Kong.

●	In January 2019, Youshenghengtong Technology, formerly known as Ucommune (Beijing) Technology Co., Ltd., was incorporated in the PRC as a wholly owned subsidiary of Ucommune HK.

●	In May 2019, Youshenghengtong Technology entered into a series of contractual arrangements with Ucommune Venture as well as its shareholders, and the contractual arrangements were renewed in July 2019 and in November 2019.

●	In May 2019, Youshenghengtong Technology entered into a series of contractual arrangements with Beijing U Bazaar as well as its shareholder. In June 2023, in connection with the transfer of equity interests in Beijing U Bazaar, new contractual arrangements on substantially similar terms were entered into to replace the previous ones. Under the contractual arrangements Youshenghengtong Technology entered into with Beijing U Bazaar, the Parent is the primary beneficiary of such entities and its subsidiaries for accounting purposes.

●	On September 20, 2024, Youshenghengtong Technology issued a notice to terminate the contractual arrangements with Ucommune Venture, and the existing shareholders of Ucommune Venture. As a result, the series of contractual arrangements entered into by and among Youshenghengtong Technology, Ucommune Venture and/or its shareholders, including exclusive business cooperation agreement, equity pledge agreement, exclusive option agreement, shareholders’ voting rights proxy agreement and spousal consent letter, were terminated in accordance with the terms therein following 30 calendar days after the delivery date of the Notice of Termination. Ucommune Venture and its subsidiaries were deconsolidated and their financial results have not been included in the Company’s consolidated financial statements since then.

In May 2019, we acquired Melo Inc., a holding company incorporated under the laws of Delaware. Beijing Melo, a company engaging in smart office systems development, is a wholly-owned subsidiary of Melo Inc. We believe the acquisition strengthens our technology capability and enables us to provide advanced office solutions to our members. On January 30, 2019, Beijing Melo entered into a series of contractual arrangements with Weixue Tianxia, a company incorporated in the PRC in December 2017, as well as its shareholders, under which the Parent is the primary beneficiary of Weixue Tianxia for accounting purposes. On December 30, 2023, Beijing Melo, Weixue Tianxia and the shareholders of Weixue Tianxia entered into an agreement to terminate such contractual arrangements. On December 30, 2023, the shareholders of Weixue Tianxia transferred 80% and 20% of the equity interests in Weixue Tianxia to Zhimo Zhao, our director, and one of our employees, respectively. On May 11, 2024, Weixue Tianxia has completed its deregistration.

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

The Parent is regarded as the primary beneficiary of Beijing U Bazaar and its subsidiaries. The Parent treats them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

In this annual report, each of Youshenghengtong Technology and Beijing Melo is referred to as our WFOE and Beijing U Bazaar is referred to as the VIE. For more details and risks related to the VIE structure, please see “— C. Organizational Structure — Contractual Arrangements with the VIEs and Their Respective Shareholders” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.”

Our principal executive offices are located at Floor 4, Building 1, No. 2 Dongsihuan North Road, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +8610 6506-7789. The Parent’s registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Parent’s agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

We launched our first space in September 2015, and owned our operations in seven cities as of December 31, 2024. We operate our spaces under the following two models:

Self-operated Model. We currently operate U Space under our self-operated model, under which we enter into leases with landlords for spaces with area generally over 200 m2 each, and design and build the spaces using our proprietary SOP. We disposed of the subsidiary responsible for U studio category in December 2022 and terminated related operations, where we leased scattered and small office spaces with area generally less than 200 m2 each from landlords and built the spaces using our proprietary SOP. We disposed of the subsidiary responsible for U Design category in October 2024 and terminated related operations, under which we provided one-stop customized services from location selection to daily operations in accordance with the specifications of our members.

Fees received under our self-operated model pursuant to member service contracts are recognized as workspace membership revenue. Fees charged to members for ancillary services under our self-operated model, such as printing and copying, are recognized as other services revenue.

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

Our investees extend our offerings and their businesses grow with our development. Cooperating with over 700 business partners, we provide a comprehensive suite of U Plus services, including:

●	individual services, such as catering, fitness, healthcare, training and entertainment,

●	general corporate services, such as corporate secretary, human resources, legal, finance, IT support and tax services,

●	design and build services,

●	incubation and corporate venturing services,

●	advertising and branding services, and

●	related services to serve our community.

We plan to evaluate investment opportunities, including acquiring local agile office brands with strong regional influence to develop our coverage, and companies that may support the integration of industrial chain resources for refining our one-stop space upgrade service. We may also make investments in private or public entities, enter into strategic alliances or issue securities through our parent company or subsidiaries.

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

Enterprise Members

Our unique and comprehensive network of agile office spaces covering economically vibrant regions, including all the tier-1 and new tier-1 cities in China, provides our enterprise members with flexible and cost-efficient office space solutions, particularly for their geographic development, helping them to rapidly achieve scale and enhance productivity. As of December 31, 2024, we had approximately 39,822 enterprise members ranging from large enterprises to SMEs.

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

— SME members

SME members are enterprise members with fewer than 100 employees. Our SME members are a significant driver of the development of our business. As our SME members develop, they typically rely on us to access more workstations and extensively utilize our suite of corporate services.

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

Individual Members

Our individual members consist primarily of employees of our enterprise members and freelancers. As of December 31, 2024, we had approximately 1,170,837 individual members. A large portion of our individual members using workstations have bachelor’s or master’s degrees and their annual incomes are higher than per capita disposable income in China.

They generally spend an average of eight hours in our spaces during a typical working day, providing us with opportunities to offer services to help their career advancement and improve the quality of their personal lives. As of December 31, 2024, approximately 4,485 of our individual members were using workstations.

Our Operating Models

As of December 31, 2024, we had 13 spaces across seven cities of which 12 spaces were in operation, providing approximately 5,844 workstations to our members, and one space was under decoration or preparation for decoration. The following table sets forth some of our operating metrics as of the dates indicated:

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2024
Number of cities	75	53	7
Number of spaces	207	95	13
Number of spaces under self-operated model(1)	77	26	4
Number of spaces under asset-light model	130	69	9
Managed area (m2)(2)	743,060	466,330	46,370
Managed area under self-operated model	130,230	51,830	15,019
Managed area under asset-light model	612,830	414,500	31,351
Number of spaces in operation	174	79	12
Number of workstations of spaces in operation(2)	51,040	29,850	5,844
Number of members(2)	1,193,930	1,205,310	1,210,659
Number of individual members	1,156,350	1,166,170	1,170,837
Number of individual members using workstations	27,430	19,120	4,485
Number of enterprise members	37,580	39,130	39,822
Occupancy rate for all spaces in operation	51%	62%	73%
Occupancy rate for mature spaces	52%	58%	74%

Notes:

(1)	As spaces under U Studio category were small offices, we counted one or more small offices operated under U Studio category in one building as one space. We disposed of the subsidiary responsible for U studio category in December 2022 and terminated related operations. We disposed of the subsidiary responsible for U Design category in October 2024 and terminated related operations.

(2)	Approximate number subject to rounding adjustments.

(3)	As spaces under U Studio category were small offices, we leased the entire space to members instead of leasing all or some of the workstations therein. Therefore, the number of workstations under U Studio category was counted by dividing the managed area of our spaces in operation under U Studio category by the average area per workstation of 4.5 m2.

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

We generate revenue by directly leasing spaces to members and charging monthly rent in the form of membership service fees or office workstation rental fees. We also generate revenue by leasing storefronts, restaurants and workstations to our business partners who occupy our spaces to provide services to our members. As of December 31, 2024, we had four spaces under the U Space category, all of which were spaces in operation with approximately 1,657 workstations available for members.

Asset-light Model

The asset-light model has two categories, namely U Brand and U Partner. Under both subcategories, we are responsible for operating the spaces and we can deliver our members the same quality services that we provide in U Space. As we enter into other cities and countries under the asset-light model, we can provide our members with spaces in more geographical locations.

As of December 31, 2024, we had nine spaces under the asset-light model with managed area of approximately 31,351m2, representing 68% of the aggregate managed area of approximately 46,370 m2 of all spaces. In 2024, we launched one new space under our asset-light model with managed area of approximately 498 m2. In 2022, 2023 and 2024, we generated operating profit from the subsidiary that operates agile office spaces under our asset-light model. We intend to focus on developing our asset-light business.

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

As of December 31, 2024, we had two spaces under the U Brand category, including two spaces in operation with approximately 671 workstations available for members.

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

We generate revenue under a revenue sharing mechanism with landlords. As of December 31, 2024, we had seven spaces under the U Partner category, including six spaces in operation with approximately 3,516 workstations available for members.

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

Our spaces also feature various smart functions that aim to improve our members’ experience. Facial-recognition and smart monitoring systems are available in the majority of our spaces. As of December 31, 2024, cloud access control had been installed in approximately 71.43% of our spaces; and approximately 78.57% of our conference rooms were equipped with smart conferencing systems, featuring screen casting and video conferencing. Our members can host video conferences across departments and geographical locations.

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

Development and Management of our Agile Office Spaces

Sourcing

We established our brand by opening Ucommune spaces in centrally located business districts in tier-1 cities. In selecting potential locations for our spaces, we focus on demographics, population density, GDP growth and the surrounding neighborhood. We select locations to cater to the needs and business goals of our target members. We plan to implement our sourcing strategy while we develop in tier-1 cities and enter into new tier-1 cities in China and overseas.

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

Product Line Development

Based on factors including redevelopment costs, location and standards of decoration and office facilities, we have developed three product lines based on different design standards, i.e., premium, superior and standard, which can satisfy the various needs and different budgets of our members.

— Premium Product Line

Our premium product line serves as flagship Ucommune spaces and are critical to our branding. As our top product line, it features premium facilities and decor. As of December 31, 2024, we had two spaces under our premium product line, all of which are spaces in operation with approximately 763 workstations available for members.

— Superior Product Line

We develop the superior product line with high-end facilities and decor. As of December 31, 2024, we had four spaces under our superior product line, all of which were in operation with approximately 1,190 workstations available for members.

— Standard Product Line

We develop our standard product line by utilizing the original facilities and decor and conduct necessary modelling. As of December 31, 2024, we had seven spaces under our standard product line, including seven spaces in operation with approximately 3,891 workstations available for members.

Management

Our management team has a deep understanding of and rich experience in operating chain commercial real estate space, such as hotels and serviced apartments. Combined with our refined SOP on agile office space operations, we have significantly streamlined and simplified the operation of our spaces while maintaining our superior services that our members expect.

Led by our management team, we have an experienced operating and community management team including, among others, more than 17 operating staff with hotel operation or other service industry experience. We offer training to our operating staff on various aspects of space operation, including facilities and amenities maintenance, cleaning, security and other services. We also provide an operating guidance manual, which serves as a reference when the operating staff encounters problems in daily operations.

Operating Efficiency

We have achieved high efficiency as a result of our development and management capabilities. As of December 31, 2024, one operating staff operated on average approximately 2,442 m2 of our spaces in China.

Furthermore, the profitability profile of our agile office space services is partly driven by the maturity of our agile office spaces, or the period a space has been open to our members. Once a space reaches maturity, occupancy is generally stable, our initial investment in build-out and sales and marketing to acquire members is complete and the space typically generates recurring revenue and cash flow. As of December 31, 2024, the overall occupancy rate for our 12 total spaces in operation and 10 mature spaces was approximately 73% and 74%, respectively. We experienced increased occupancy rates as a result of the recovery of market demand and adjustment of promotion policy in 2024.

U Plus Services

In addition to agile office space services, we seek to provide comprehensive services to empower our members, which we refer to as U Plus services, to improve the experience of our members and to build a vibrant Ucommune community serving wider group of members beyond physical spaces.

We are dedicated to providing services by ourselves or through our business partners and investees. Business partners are third-party service providers who, through our spaces or technology-driven platform, sell services to our members. We screen and select reputable business partners through a rigorous screening process to help ensure that the quality of services they provide meet our standards. As of December 31, 2024, we had cooperated with over 700 business partners to provide U Plus services ranging from office services to lifestyle, from general corporate services to advertising and branding services, and from self-development to social networking.

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

Utilizing our offering of U Plus services and technology capabilities, we have experienced growth in our member base, increasing from approximately 1,193,930 as of December 31, 2022, to approximately 1,205,310 as of December 31, 2023 and further to 1,210,659 as of December 31, 2024.

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

From time to time, we also provide venture financing to companies that develop our service offerings and refine our ecosystem. We expect the wide coverage of services provided by our investees to enable us to keep satisfying the evolving needs of our members.

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

We utilize our strong membership base to distinguish our marketing and branding services and attract customers. For example, many of our SMEs members have significant financing needs and are target customers for online financial service providers. We have attracted certain online financial service providers as the major customers of our advertising and branding services since 2019. In 2024, we provided services to two top online financial service providers.

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

Through our members’ word-of-mouth referrals through social networks, our platform has attracted a large base of members. As we promote community e-commerce in more spaces and offer broader selection of products, we can draw WeChat mini program users to U Bazaar by offering more products and better prices on U Bazaar, which we believe will significantly increase our member network and business partner base, helping us to keep member acquisition costs low.

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

Discontinued Operations

On October 26, 2024, the series of contractual arrangements entered into by and among Youshenghengtong Technology, Ucommune Venture and/or its shareholders were terminated and by which time Ucommune Venture and its subsidiaries were deconsolidated, and certain businesses of the Company were disposed accordingly. The disposal of interior design and construction business represented a strategic shift that had a major effect on the Company’s operations and financial results, and was accounted for as discontinued operation. Accordingly, assets, liabilities, results of operations, and cash flows related to interior design and construction business have been reflected in the accompanying consolidated financial statements as discontinued operation for all periods presented.

Technology

Technology enables us to operate our spaces with high efficiency and build an integrated platform to serve and empower our members online and offline. Our research and development team, consisting of 13 staff with extensive internet- and technology-industry backgrounds, focuses on optimizing our systems based on business development, data analytics and member feedback. We plan to invest in technology to refine our data analytics and technologies capabilities to improve our operating efficiency and drive monetization opportunities.

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

Udata is one of the key drivers for management of our member base and enhancement of member loyalty. It enhances our ability to provide more services meeting members’ demands and preferences. Udata also helps us explore diversified monetization opportunities, such as community e-commerce and precision marketing businesses.

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

UDA System

UDA is our proprietary agile office space operating system. Our UDA system manages our assets, contracts, occupancy data, conference room data, member information and profiles and third-party resources. It is integrated with our customer relations management system (“CRM”), and financial reporting system. Our UDA system enables us to monitor our operations and occupancy on real-time basis and is highly scalable. It provides real-time insights into the performance of our business and provides support to our development under our asset-light model.

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

Smart Conferencing System

Our smart conferencing system, integrated with U Bazaar, manages the availability and booking of our conference rooms. Screen casting and video conferencing can be enabled through our smart conferencing system and allows members to have video conferences across departments, locations and cities without modifying their current network or having to pre-install software. As of December 31, 2024, approximately 78.57% conference rooms were equipped with smart conferencing systems.

Access Control System

Our artificial intelligence-powered access control system enables centralized management of access to our spaces. We use facial recognition technology to control access. Once members and visitors upload their pictures onto U Bazaar, our access control system allows members and visitors with proper authorization to enter our spaces.

We also use QR codes and Bluetooth-enabled access control technology to allow members and visitors to enter our spaces by using their mobile devices. As of December 31, 2024, most of our agile office spaces were equipped with facial recognition access control, and cloud-based security system cover almost all of our agile office spaces.

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

Branding, Marketing and Sales

We have built a strong brand by providing superior experience and distinguished value proposition to our members and business partners. Our highly recognizable brand allows us to develop through word-of-mouth. Active on social media, we regularly interact with our members and business partners to promote our brand and the Ucommune spaces.

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

Competition

We compete in an emerging and competitive industry for the following:

●	Locations: The development of our business depends on our ability to source suitable real estate for management under our self-operated model and asset-light model.

●	Members: While the number of companies and individuals seeking agile office space solutions is growing, we compete to acquire new members and retaining existing members.

●	Business Partners: Our ability to continue to attract and retain quality business partners and to obtain favorable pricing for our members from such business partners depends on our ability to grow our member base and effectively match our members’ needs with the services provided by our business partners.

●	Technology: Technology drives the development and operating efficiencies of our business. We need to develop better operating systems and more user-friendly apps to remain competitive.

●	Personnel: Employees are our most valuable assets. We compete with our peer company to retain and recruit talented employees by providing competitive compensation and development opportunities to our employees.

We believe that we are leading the competition in the agile office space industry on the basis of the above factors. However, some of our competitors may have more resources than we do, and may be able to devote greater resources than we can to develop their business and market shares. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We face vigorous competition. If we are not able to compete effectively with others, our business, financial condition and results of operations may be materially and adversely affected.”

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

On September 6, 2024, MOFCOM and NDRC promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 Version) (the “Negative List”), effective on November 1, 2024. According to the Negative List, the proportion of foreign investment in a value-added telecommunications business (excluding e-commerce business, domestic multi-party communications, store-and-forward and call center) shall not exceed 50%.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in March 2022 and became effective on May 1, 2022 (the “FITE Regulations”), unless otherwise promulgated, the ultimate foreign equity ownership in a VATS provider may not exceed 50%.

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

On January 1, 2025, the State Council promulgated the Regulations on the Administration of Cyber Data Security (the “Regulation”). The Regulation is not only the first at the administrative regulation level specifically for cyber data security, but it also serves as a comprehensive implementing regulation for the compliance requirements set out by the Cybersecurity Law, Cyber Security Law, and Personal Information Protection Law. The Regulations introduces several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It also establishes broader contractual requirements for data sharing between data handlers.

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

Value-added Tax

Pursuant to the Provisional Regulations on Value-added Tax of the PRC which was promulgated in December, 1993 and most recently amended in November 2017 and its implementation rules, all entities or individuals in the PRC engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay value-added tax. A value-added tax rate at 6%, 11% or 17% applies to the PRC enterprises unless otherwise exempted or reduced according to the value-added tax Regulations and other relevant regulations. However, the Value-added Tax Law of the People’s Republic of China, adopted by the SCNPC on December 25, 2024, will come into force as of January 1, 2026, repealing simultaneously the Provisional Regulations on Value-added Tax of the PRC.

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

C. Organizational Structure

The following chart shows our corporate structure as of March 31, 2025, including our principal subsidiaries and the VIEs. The Nasdaq-listed entity is the Parent, Ucommune International Ltd, and the public shareholders are purchasing the equity interests of the Parent. The VIEs and our principal subsidiaries are the operating entities.

The Parent is not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries and through contractual arrangements with the VIEs based in China, and this structure involves unique risks to investors. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and investors may never hold equity interests in the Chinese operating companies. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in VATSs and certain other businesses. We currently conduct our VATS business through Beijing U Bazaar, including value-added online services for our members. The VIE structure would afford us greater flexibility in developing our business scope and implementing our business strategies in compliance with PRC laws and regulations in the future as our business develops. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. If the PRC government deems that our contractual arrangements with the consolidated VIEs domiciled in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. In addition, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed on us by the PRC government. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of the Parent, our subsidiaries or the VIEs by the PRC government to transfer cash. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.”

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

The Parent and our subsidiaries operate our business mainly through the VIEs in the PRC, based on a series of contractual arrangements. As of December 31, 2022, 2023 and 2024, the consolidated VIEs accounted for an aggregate of 98.9%, 91.9% and 45.4%, respectively, of our consolidated total assets and 95.5%, 96.4% and 75.8%, respectively, of our consolidated total liabilities. In 2022, 2023 and 2024, the consolidated VIEs accounted for an aggregate of 97.0%, 100.0% and 84.9%, respectively, of our consolidated total net revenue. See our consolidated financial statements and the related notes included elsewhere in this annual report.

The following is a summary of the contractual arrangements by and among Youshenghengtong Technology, Beijing U Bazaar and the shareholder of Beijing U Bazaar. For the complete text of these contractual arrangements, see the copies filed or incorporated by reference as exhibits to the annual report filed with the SEC.

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

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement dated May 20, 2019, Youshenghengtong Technology has agreed to provide the following services (among others) to Beijing U Bazaar:

●	the provision of technical support and marketing services, including, but not limited to consultancy, collection and research of information thereof, support and training for employees, services related to customers and order management;

●	the provision of services related to the transfer, leasing and disposal of equipment or assets;

●	the development, maintenance and updates of computer system, hardware and database;

●	the licensing of software legally owned by Youshenghengtong Technology; and

●	the development of application software and related updates and operational support.

Beijing U Bazaar has agreed to pay fees up to its and its subsidiaries’ after-tax profit to Youshenghengtong Technology. This agreement was effective from May 20, 2019 and will continue to be effective unless it is terminated by written notice of Youshenghengtong Technology or, or until all of the equity interests in or assets of Beijing U Bazaar have been acquired by Youshenghengtong Technology or its designee under the exclusive purchase option agreement.

Equity Pledge Agreement

Beijing U Bazaar and its shareholders entered into an equity pledge agreement with Youshenghengtong Technology, dated May 20, 2019. Under such equity pledge agreement, each of the shareholders of Beijing U Bazaar agreed to pledge its respective equity interest in Beijing U Bazaar to Youshenghengtong Technology to secure their obligations under the exclusive option agreement, shareholders’ voting rights proxy agreement, and exclusive business cooperation agreement. Each of such shareholders further agreed to not transfer or pledge his or her respective equity interest in Beijing U Bazaar without the prior written consent of Youshenghengtong Technology. The equity pledge agreement will remain binding until the pledgers discharge all their obligations under the above-mentioned agreements.

On June 26, 2023, the then shareholder of Beijing U Bazaar transferred 100% equity interests in Beijing U Bazaar to one of our employees. In connection with this transfer, on June 26, 2023, such employee entered into a new series of contractual arrangements, including equity pledge agreement, exclusive option agreement and voting rights proxy agreement, with Youshenghengtong Technology and Beijing U Bazaar on terms substantially similar to the previous ones, and the contractual arrangements previously entered into on May 20, 2019 were terminated on the same date.

On May 15, 2024, the then shareholder of Beijing U Bazaar transferred 100% equity interests in Beijing U Bazaar to another two of our employees. In connection with this transfer, on May 17, such two employees entered into a new series of contractual arrangements, including equity pledge agreement, exclusive option agreement and voting rights proxy agreement, with Youshenghengtong Technology and Beijing U Bazaar on terms substantially similar to the previous ones, and the contractual arrangements previously entered into on June 26, 2023 were terminated on the same date.

We have completed the registration of equity pledge of Beijing U Bazaar with the relevant offices of the SAMR (formerly, the SAIC).

Exclusive Option Agreement

Under the exclusive option agreement entered into by Youshenghengtong Technology, Beijing U Bazaar and the shareholders of Beijing U Bazaar, dated May 20, 2019, shareholders of Beijing U Bazaar granted Youshenghengtong Technology or its designee an option to purchase all or a portion of their respective equity interest in Beijing U Bazaar for the minimum amount of consideration permitted by PRC law. Under the exclusive option agreement, Beijing U Bazaar granted Youshenghengtong Technology or its designee an option to purchase all or a portion of the assets of Beijing U Bazaar or its subsidiaries for the minimum amount of consideration permitted by PRC law.

Each of Beijing U Bazaar and its shareholders agreed not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Beijing U Bazaar without the prior written consent of Youshenghengtong Technology. The exclusive option agreement shall remain in effect until all of the equity interests in or assets of Beijing U Bazaar have been acquired by Youshenghengtong Technology or its designee, or until all parties agree in writing to terminate the agreement, or until Youshenghengtong Technology unilaterally terminates the agreement by written notice.

On June 26, 2023, in connection with the transfer of equity interests in Beijing U Bazaar as discussed above, the exclusive purchase option agreement previously entered into on May 20, 2019 was terminated, and a new one on substantially similar terms was entered into among Youshenghengtong Technology, Beijing U Bazaar and the new shareholder of Beijing U Bazaar.

On May 17,2024, in connection with the transfer of equity interests in Beijing U Bazaar as discussed above, the exclusive purchase option agreement previously entered into on June 26, 2023 was terminated, and a new one on substantially similar terms was entered into among Youshenghengtong Technology, Beijing U Bazaar and the new shareholders of Beijing U Bazaar.

Shareholders’ Voting Rights Proxy Agreement

Under the shareholders’ voting rights proxy agreement among Youshenghengtong Technology, Beijing U Bazaar and shareholders of Beijing U Bazaar, dated May 20, 2019, each of the shareholders of Beijing U Bazaar, agreed to irrevocably entrust Youshenghengtong Technology or its designee to represent it to exercise all the voting rights and other shareholders’ rights to which it is entitled as a shareholder of Beijing U Bazaar. The shareholders’ voting rights proxy agreement shall remain effective until all of the equity interests in or assets of Beijing U Bazaar have been acquired by Youshenghengtong Technology or its designee under the exclusive option agreement, or until Youshenghengtong Technology unilaterally terminates the agreement by written notice.

On June 26, 2023, in connection with the transfer of equity interests in Beijing U Bazaar as discussed above, the shareholders’ voting rights proxy agreement previously entered into on May 20, 2019 was terminated, and a new one on substantially similar terms was entered into among Youshenghengtong Technology, Beijing U Bazaar and the new shareholder of Beijing U Bazaar.

On May 17,2024, in connection with the transfer of equity interests in Beijing U Bazaar as discussed above, the shareholders’ voting rights proxy agreement previously entered into on On June 26, 2023 was terminated, and a new one on substantially similar terms was entered into among Youshenghengtong Technology, Beijing U Bazaar and the new shareholders of Beijing U Bazaar.

D. Property, Plants and Equipment

We lease the properties for our agile office spaces. For more information on our spaces, see “Item 4. Information on the Company — B. Business Overview — Agile Office Space Services.”

In addition to our leased agile office spaces and offices, as of December 31, 2024, we had self-owned properties in China with an aggregate area of approximately 7,221.45 m2.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In this Item, “we,” “us,” “our company,” “our” or “Ucommune” refers to Ucommune International Ltd, a Cayman Islands company, its subsidiaries and the consolidated VIEs. The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This annual report contains forward-looking statements. See “Forward-Looking Information.” Our actual results may differ materially from those anticipated in these forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information — D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. For discussion of year-over-year comparisons between 2023 and 2022 that are not included in this annual report on Form 20-F, refer to “Item 5. Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2023, that was filed with the Securities and Exchange Commission on April 25, 2024.

A. Operating Results

Overview

Our brand is one of the most recognized agile office space brands in China. We had 13 agile office spaces across seven cities as of December 31, 2024.

As of the same date, we had 12 spaces in operation, providing approximately 5,844 workstations to our members and we also had one space under decoration or preparation for decoration. As of December 31, 2024, we had approximately 1,210,659 members, including approximately 1,170,837 individuals and 39,822 enterprises, ranging from large enterprises to SMEs.

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

As of December 31, 2024, we had nine spaces under the asset-light model with managed area of approximately 31,351 m2, representing 68% of the aggregate managed area of approximately 46,370 m2 of all spaces. In 2024, we launched one new space under our asset-light model with managed area of approximately 498 m2. In 2022, 2023 and 2024, we generated operating profit from the subsidiary that operates agile office spaces under our asset-light model. We intend to focus on developing our asset-light business.

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

 Key Factors Affecting Our Results of Operations

We operate in China’s agile office space industry, and our results of operations and financial condition are influenced by the macroeconomic factors affecting this industry. These factors include China’s economic growth, the emergence of China’s new economy and internet companies under favorable policies encouraging entrepreneurship and innovation, and urbanization of the workforce.

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

The COVID-19 outbreak has materially and adversely affected our financial condition and results of operation. Net revenue in 2022 and 2023 decreased partially due to the temporary closure of our spaces during the break and we experienced difficulty in collection of receivables, which resulted in additional allowance for doubtful accounts or impairment loss. In addition, our workspace membership services revenues decreased in 2023, partially due to decreased overall occupancy rate from 51% as of December 31, 2022 to 62% as of December 31, 2023 and closures of unprofitable spaces primarily caused by the COVID-19 outbreak. The COVID-19 outbreak has resulted in, and may intensify global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows in 2022 and beyond will depend on future developments, which are highly uncertain and cannot be reasonably estimated at this time. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.”

Our results of operations and financial condition also depend on a number of company-specific factors, including the factors discussed below.

Our Ability to Refine our Agile Office Space Network

Given that an important portion of our net revenue is from workspace membership, our net revenue development depends on our ability to refine our agile office space network and develop our community. Since the launch of our first agile office space in September 2015, we have owned our operations across 35 cities primarily through our self-operating model. We derive substantially all of our net revenue from operations within Greater China.

We have developed an asset-light model by providing landlords with our design and build and operation capabilities. Our asset-light model has two categories, i.e., U Brand and U Partner. Under U Brand, we primarily receive management fees from landlords. Under U Partner, we primarily share revenue with landlords. We operate agile office spaces under our asset-light model through one subsidiary. In 2022, 2023 and 2024, the net revenue and operating profit or loss of this subsidiary were relatively insignificant to us.

Our spaces under the asset-light model decreased from 130 as of December 31, 2022 to 69 as of December 31, 2023 and subsequently decreased to nine as of December 31, 2024. As a result of our agile office space network, our business may be exposed to additional risks. For example, our impairment loss on property and equipment and right-of-use assets was RMB1.0 million (US$0.1 million) in 2024, as compared to RMB3.3 million in 2023, primarily associated with the spaces where carrying value is not expected to be fully recoverable.

The changes in impairment loss on long-lived assets and long-term prepaid expenses are affected by various factors, primarily including our spaces in operation and the new operating risks and challenges associated with our development into existing markets and new markets, and therefore are subject to fluctuations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — Our development into new regions, markets and business areas may pose increased risks.” However, we believe that we can improve the performance of our spaces in operation leveraging on our management capabilities and our experience of developing into new markets.

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

The financial and business performance of our agile office spaces under the U Space category highly depends on our ability to source and lease suitable properties on reasonable terms. We plan to utilize our management team’s expertise in developing and operating commercial properties and our strong relationships with landlords to identify new locations suitable for the development of our business and to negotiate leasing terms of such properties to effectively manage our costs and expenses.

Our design and build capabilities enable us to shorten the time from taking possession of a new space to making the space ready for leasing to members. We typically complete this process within three to five months for spaces under the U Space category, compared to the industry average of approximately six months.

We expect our costs and expenses to increase in absolute amount as we develop our business and to decrease a percentage of our net revenue as we improve operational efficiency, achieve economies of scale and enhance our brand recognition.

Our Member Base and Pricing of Our Agile Office Space Services

We generate an important portion of our net revenue from providing various agile office space solutions to our members from whom we collect monthly rent in the form of membership service fees in accordance with membership service contracts or office workstation rental fees in accordance with office workstation rental contracts. The key contract terms and services provided under both membership service contracts and office workstation rental contracts are identical. Therefore, our results of operations are directly affected by the growth in our member base and the pricing of our agile office space services. The number of individual members using workstations decreased from approximately 27,430 as of December 31, 2022 to approximately 19,120 as of December 31, 2023, and further to approximately 4,485 as of December 31, 2024.

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

Development of U Plus Services

We derive revenue from U Plus services in cooperation with our business partners and investees. As of December 31, 2024, we had over 700 business partners. Our member base has grown from approximately 1,193,930 as of December 31, 2022, to approximately 1,205,310 as of December 31, 2023, and further to approximately 1,210,659 as of December 31, 2024. As our business develops, we have opportunities to provide more services and build a vibrant community serving wider group of members beyond the physical spaces.

The development of our net revenue from U Plus services depends on our own capabilities, including through acquisitions or strategic investments, or through selected quality business partners to provide services that match the needs of our members at reasonable prices. We will make ongoing efforts, including investing time and money, to identify the needs of our members and provide quality and diversified services to them.

Acquisition Activities to Develop Our Offerings

We have made acquisitions or investments that we believe will develop our agile office space network and service offerings that benefit our members and have the potential to become meaningful revenue streams in the future. We intend to continue selectively pursuing strategic partnerships and acquisitions, which could include investments in private or public entities, strategic alliances, or securities offerings through our parent company or subsidiaries, to develop our Ucommune community.

Key Components of Results of Operations for our Continuing Operations

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

Net Revenue

The following table sets forth a breakdown of our net revenue from continuing operations, in absolute amounts and as percentages of total net revenue from continuing operations, for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenue
Workspace membership revenue	258,796	44.8	124,140	31.9	68,558	9,392	39.3
Marketing and branding services revenue	287,453	49.7	237,373	61.0	97,411	13,345	55.8
Other services revenue	31,561	5.5	27,890	7.1	8,655	1,186	4.9
Total net revenue	577,810	100.0	389,403	100.0	174,624	23,923	100.0

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

Other Services Revenue. Other services net revenue primarily consists of (1) management fees generated from our agile office spaces under U Brand, (2) SaaS services and IoT solutions revenue and (3) charges to members for ancillary services such as printing and copying fees and catering service fees.

Cost of Revenue (Excluding Impairment Loss)

The following table sets forth a breakdown of our cost of revenue (excluding impairment loss) from continuing operations, in absolute amounts and as percentages of total cost of revenue (excluding impairment loss) from continuing operations, for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue (excluding impairment loss)
Workspace membership	339,088	51.6	141,462	36.8	74,605	10,147	42.4
Marketing and branding services	291,568	44.4	223,861	58.2	95,480	13,081	54.7
Other services	25,991	4.0	19,426	5.0	4,948	678	2.9
Total cost of revenue (excluding impairment loss)	656,647	100.0	384,749	100.0	174,493	23,906	100.0

Note: Our cost of revenue from continuing operations does not include impairment loss, and we generally do not consider impairment on a routine basis when operating and managing our agile office space business.

Workspace Membership. The following table sets forth a breakdown of the cost of revenue (excluding impairment loss) for workspace membership, in absolute amounts and as percentage of total cost of revenue (excluding impairment loss) for workspace membership, for period indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue (excluding impairment loss) for workspace membership
Lease expenses	167,369	49.4	60,464	42.7	35,065	4,804	47.3
Employee compensation and benefits	35,643	10.5	14,648	10.4	5,418	742	7.3
Depreciation and amortization	49,001	14.5	11,116	7.9	9,082	1,244	12.3
Other workspace operating costs	87,075	25.6	55,234	39.0	24,500	3,357	33.1
Total cost of revenue (excluding impairment loss) for workspace membership	339,088	100.0	141,462	100.0	74,065	10,147	100.0

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

Other Services. Cost of revenue (excluding impairment loss) for other services primarily consists of costs in relation to revenue from asset-light model, costs in relation to SaaS services and IoT solutions and other ancillary costs.

Impairment Loss on Long-lived Assets and Long-term Prepaid Expenses

Our impairment loss on long-lived assets and long-term prepaid expenses was recognized whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset and long-term prepaid expenses may no longer be recoverable and their carrying value exceed fair value.

Impairment Loss on Goodwill

Our impairment loss on goodwill was recognized whenever the carrying amount of a reporting unit exceeds its fair value.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of (1) marketing and promotion expenses and (2) compensation for our sales and marketing personnel.

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

Gain/(Loss) on Disposal of Subsidiaries

Our gain/(loss) on disposal of subsidiaries was generated from the disposal of several subsidiaries.

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

Hong Kong

Ucommune HK, our subsidiary incorporated in Hong Kong, is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first two million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it had no assessable profit for 2022, 2023 and 2024.

Singapore

Ucommune Singapore Pte. Ltd. and Ucommune Technology Pte. Ltd, our subsidiaries incorporated in Singapore, are subject to Singapore corporate income taxes at the rate of 17% for 2022, 2023 and 2024.

United States

Melo and Ucommune N.Y. Corp. are incorporated in the U.S. and are subject to the U.S. federal income taxes. According to U.S. tax reform, a flat corporate income tax rate of 21% was effective beginning in 2018.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law (the “PRC EIT Law”), and was last amended on December 29, 2018, combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

For qualified small and low-profit enterprises, from January 1, 2022 to December 31, 2022, 12.5% of the first RMB1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB1.0 million but not exceeding RMB3.0 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2022, 2023 and 2024, some PRC subsidiaries are qualified small and low-profit enterprises as defined, and thus they are eligible for the above preferential tax rates for small and low-profit enterprises.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Consolidated Statements of Operation Data:
Net revenue
Workspace membership revenue	258,796	44.8	124,140	31.9	68,558	9,392	39.3
Marketing and branding services revenue	287,453	49.7	237,373	61.0	97,411	13,345	55.8
Other services revenue	31,561	5.5	27,890	7.1	8,655	1,186	4.9
Total net revenue	577,810	100.0	389,403	100.0	174,624	23,923	100.0
Cost of revenue (excluding impairment loss):
Workspace membership	(339,088)	(58.7)	(141,462)	(36.3)	(74,065)	(10,147)	(42.4)
Marketing and branding services	(291,568)	(50.5)	(223,861)	(57.5)	(95,480)	(13,081)	(54.7)
Other services	(25,991)	(4.4)	(19,426)	(5.0)	(4,948)	(678)	(2.8)
Total cost of revenue (excluding impairment loss)	(656,647)	(113.6)	(384,749)	(98.8)	(174,493)	(23,906)	(99.9)
Impairment loss on long-lived assets and long-term prepaid expenses	(111,308)	(19.3)	(29,109)	(7.5)	(967)	(132)	(0.6)
Impairment loss on goodwill	(16,991)	(2.9)	—	—	—	—	—
Sales and marketing expenses	(26,343)	(4.6)	(13,573)	(3.5)	(4,231)	(580)	(2.4)
General and administrative expenses	(102,970)	(17.8)	(85,192)	(21.8)	(52,027))	(7,128))	(29.8)
Change in fair value of warrant liability	9,062	1.6	9,099	2.3	4,949	678	2.8
Change in fair value of put option liability	706	0.1	373	0.1	—	—	—
Loss from operations	(326,681)	(56.5)	(113,748)	(29.2)	(52,145)	(7,145)	(29.9)
Interest (expense)/income, net	(16,844)	(2.9)	1,707	0.4	(1,319)	(181)	(0.8)
Subsidy income	6,325	1.1	8,464	2.2	804	110	0.5
Impairment loss on long-term investments	—	—	(25,603)	(6.6)	(17,979)	(2,463)	(10.3)
Gain on disposal of long-term investments	—	—	6,370	1.6	—	—	—
Gain/(Loss) on disposal of subsidiaries	22,951	4.0	112,792	29.0	(607)	(83)	(0.3)
Other income, net	20,215	3.4	9,266	2.4	2,627	360	1.5
Loss before income taxes and loss from equity method investments	(294,034)	(50.9)	(752)	(0.2)	(68,619)	(9,402)	(39.3)
Provision for income taxes	(1,016)	(0.2)	(7,548)	(1.9)	(6,369)	(873)	(3.6)
Gain/(Loss) from Equity method investments	—	—	795	0.2	(483)	(66)	(0.3)
Net loss from continuing operations	(295,050)	(51.1)	(7,505)	(1.9)	(75,471)	(10,341)	(43.2)
Net loss from discontinued operations	(27,446)	(4.7)	(15,051)	(3.9)	(4,496)	(616)	(2.6)
Net loss	(322,496)	(55.8)	(22,556)	(5.8)	(79,967)	(10,957)	(45.8)
Less: net loss attributable to non-controlling interests from continuing operations	(19,283)	(3.3)	(1,302)	(0.3)	(7,315)	(1,002)	(4.2)
Less: Net loss attributable to noncontrolling interests from discontinued operations	(11,539)	(2.0)	(16,390)	(4.2)	(3,401)	(466)	(1.9)
Net loss attributable to Ucommune International Ltd, from continuing operations	(275,767)	(47.8)	(6,203)	(1.6)	(68,156)	(9,339)	(39.0)
Net loss attributable to shareholders from discontinued operations	(15,907)	(2.7)	1,339	0.3	(1,095)	(150)	(0.7)
Net loss per share attributable to ordinary shareholders of Ucommune international Ltd.
- Basic and diluted	(750.81)	N/A	(11.47)	N/A	(58.15)	(7.97)	N/A
Net loss per share attributable to ordinary shareholders of discontinued operations
- Basic and diluted	(43.31)	N/A	2.48	N/A	(0.93)	(0.13)	N/A
Weighted average shares used in calculating net loss per share
- Basic and diluted	367,293	N/A	540,836	N/A	1,172,103	1,172,103	N/A

Note: On October 26, 2024, the Ucommune Venture VIE Agreements were terminated and by which time Ucommune Venture and its subsidiaries were deconsolidated, and certain businesses of the Company were disposed accordingly. The disposal of interior design and construction business represented a strategic shift that had a major effect on the Company’s operations and financial results, and was accounted for as discontinued operation. Our consolidated statements of operations in this annual report separates the discontinued operations from our remaining business operations for all years presented.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Revenue

Our total net revenue from continuing operations decreased by 55.2% to RMB174.6 million (US$23.9 million) in 2024 from RMB389.4 million in 2023. Revenues from our asset-light model decreased by 30.2% to RMB35.1 million (US$4.8 million) in 2024 from RMB50.3 million in 2023.

Workspace Membership Services Revenues

Our workspace membership services revenues decreased by 44.8% to RMB68.6 million (US$9.4 million) in 2024 from RMB124.1 million in 2023, primarily due to (1) the closure of 53 unprofitable self-operated spaces which were in operation throughout 2023, the revenue contribution of which was RMB29.9 million (US$4.1 million) in 2023, (2) the closure and disposal of unprofitable self-operated spaces in operation under U Space and U Design category in 2024, resulting in a decrease of RMB12.9 million (US$1.8 million) in revenue as compared to 2023, and (3) a decrease in revenue generated from U Partner category under our asset-light model of RMB10.4 million (US$1.4 million) as a result of decreased number of spaces.

Marketing and Branding Services Revenues

Our marketing and branding services revenues decreased by 59.0% to RMB97.4 million (US$13.3 million) in 2024 from RMB237.4 million in 2023, primarily due to the decreased service demand from major customers.

Other Services Revenues

Our other services revenues decreased by 69.0% to RMB8.7 million (US$1.2 million) in 2024 from RMB27.9 million in 2023, primarily due to decreased revenue from U Brand under our asset-light model of RMB4.8 million (US$0.7 million) as the number of spaces of this category decreased from 39 as of December 31, 2023 to two as of December 31, 2024.

Cost of Revenue (Excluding Impairment Loss)

Our total cost of revenue (excluding impairment loss) from continuing operations decreased by 54.6% to RMB174.5 million (US$23.9 million) in 2024 from RMB384.7 million in 2023. Cost of revenue from our asset-light model decreased by 29.3% to RMB33.4 million (US$4.6 million) in 2024 from RMB47.3 million in 2023, which was in line with the decrease in revenues from our asset-light model businesses.

Workspace Membership

Our costs of workspace membership decreased by 47.6% to RMB74.1 million (US$10.1 million) in 2024 from RMB141.5 million in 2023, primarily due to a decrease in operating costs related to leases and staff along with the closure of unprofitable self-operated spaces in 2024. Our cost of revenue (excluding impairment loss) for workspace membership accounted for 36.3% and 42.4% of our total net revenue in 2023 and 2024, respectively.

Marketing and Branding Services

Our costs of marketing and branding services decreased by 57.3% to RMB95.5 million (US$13.1 million) in 2024 from RMB223.9 million in 2023, primarily due to decreased advertising costs of RMB124.9 million (US$17.1 million), which was in line with the decrease in advertising revenue. Our cost of revenue (excluding impairment loss) for marketing and branding services accounted for 57.5% and 54.7% of our total net revenue in 2023 and 2024, respectively.

Other Services

Our costs of other services decreased by 74.5% to RMB4.9 million (US$0.7 million) in 2024 from RMB19.4 million in 2023, which was generally in line with the decrease in revenues. Our cost of revenue (excluding impairment loss) for other services accounted for 5.0% and 2.8% of our total net revenue in 2023 and 2024, respectively.

Impairment Loss on Long-lived Assets and Long-term Prepaid Expenses

We had impairment loss on long-lived assets and long-term prepaid expenses of RMB1.0 million (US$0.1 million) in 2024, as compared to RMB29.1 million in 2023, primarily due to impairment losses on right-of-use assets of RMB1.0 million (US$0.1 million) in 2024.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 68.8% to RMB4.2 million (US$0.6 million) in 2024 from RMB13.6 million in 2023, mainly due to (1) a decrease in staff cost of RMB3.9 million (US$0.5 million), and (2) a decrease in promotion cost of RMB1.4 million (US$0.2 million) as a result of closure of spaces. Our sales and marketing expenses accounted for 3.5% and 2.4% of our total net revenue in 2023 and 2024, respectively.

General and Administrative Expenses

Our general and administrative expenses decreased by 38.9% to RMB52.0 million (US$7.1 million) in 2024 from RMB85.2 million in 2023, mainly due to (1) a decrease in provision for credit loss of RMB20.5 million (US$2.8 million), (2) a decrease in staff cost of RMB8.4 million (US$1.2 million), and (3) a decrease in share-based compensation expenses of RMB7.8 million (US$1.1 million). Our general and administrative expenses accounted for 21.8% and 29.8% of our total net revenue in 2023 and 2024, respectively. The increase in general and administrative expenses as a percentage of total net revenue is mainly due to decreased revenue scale.

Change in Fair Value of Warrant Liability

We had a gain in change in fair value of warrant liability of RMB4.9 million (US$0.7 million) in 2024 as compared to RMB9.1 million in 2023, primarily attributable to the fair value decrease of warrants issued in a private placement on January 26, 2022.

Loss from Operations

As a result of the foregoing, our loss from operations was RMB52.1 million (US$7.1 million) in 2024, as compared to RMB113.7 million in 2023.

Interest (Expense)/Income, Net

Our interest expense, net was RMB1.3 million (US$0.2 million) in 2024, as compared to interest income of RMB1.7 million in 2023, primarily attributable to interest expense of loan received from third parties.

Subsidy Income

Our subsidy income was subsidies granted by local governments to support the development and operation of agile office spaces. Our subsidy income was RMB0.8 million (US0.1 million) in 2024, as compared to RMB8.5 million in 2023.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was RMB18.0 million (US$2.5 million) in 2024, as compared to RMB25.6 million in 2023, primarily because the operating performances of investee indicated that the fair value of the investment is less than its carrying value.

Gain/(Loss) on Disposal of Subsidiaries

We had loss on disposal of subsidiaries of RMB0.6 million (US$83,000) in 2024, as compared to gain on disposal of subsidiaries of RMB112.8 million in 2023, primarily attributable to the disposal of subsidiaries at net asset position with nil consideration.

Other Income, Net

We had other income, net of RMB2.6 million (US$0.4 million) in 2024, as compared with RMB9.3 million in 2023, mainly due to the gain from asset transfer.

Provision for Income Taxes

We had provision for income taxes of RMB7.5 million and RMB6.4 million (US$0.9 million) in 2023 and 2024, respectively.

Net Loss from Continuing Operations

As a result of the foregoing, our net loss from continuing operations increased by 905.6% to RMB75.5 million (US$10.3 million) in 2024 from RMB7.5 million in 2023.

Net Loss from Discontinued Operations

Our net loss from discontinued operations decreased by 70.1% to RMB4.5 million (US$0.6 million) in 2024 from RMB15.1 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

On October 26, 2024, the Ucommune Venture VIE Agreements were terminated and by which time Ucommune Venture and its subsidiaries were deconsolidated, and certain businesses of the Company were disposed accordingly. Such disposal represented a strategic shift that had a major effect on the Company’s operations and financial results, and was accounted for as discontinued operation. The Company’s financial statements for the years ended December 31, 2022 and 2023 were restated to reflect the separation of the discontinued operations from the Company’s remaining business operations. However, the Company’s management believes that such restatement does not cause material change to the description of the comparison of the Company’s operating results for the year ended December 31, 2023 to the year ended December 31, 2022 included in its annual report on Form 20-F for the fiscal year ended December 31, 2023. For a detailed description of the comparison of our operating results for the year ended December 31, 2023 to the year ended December 31, 2022, see “Item 5.A. Operating Results — Results of Operations — Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on April 25, 2024.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures for our consolidated results: EBITDA (including EBITDA margin), adjusted EBITDA (including adjusted EBITDA margin) and adjusted net loss from continuing operations. We believe that EBITDA, adjusted EBITDA and adjusted net loss from continuing operations help understand and evaluate our core operating performance.

EBITDA, adjusted EBITDA and adjusted net loss from continuing operations are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their most directly comparable GAAP financial measures. As EBITDA, adjusted EBITDA and adjusted net loss from continuing operations have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

In light of the foregoing limitations, you should not consider EBITDA, adjusted EBITDA and adjusted net loss from continuing operations as substitutes for, or superior to, net loss prepared in accordance with U.S. GAAP. We encourage investors and others to review its financial information in its entirety and not rely on any single financial measure. For more information on these non-GAAP financial measures, please see the table below.

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

Adjusted net loss from continuing operations represents net loss before share-based compensation expense, impairment loss on long-lived assets and long-term prepaid expenses, impairment loss on goodwill, impairment loss on long-term investments, change in fair value of warrant liability, change in fair value of put option liability, gain on disposal of long-term investments and loss/(gain) on disposal of subsidiaries.

The following table sets forth a reconciliation of net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net loss from continuing operations	(295,050)	(7,505)	(75,471)	(10,341)
Interest expense/(income), net	16,844	(1,707)	1,319	181
Provision for income taxes	1,016	7,548	6,369	873
Depreciation of property and equipment	42,447	16,430	9,357	1,282
Amortization of intangible assets	3,946	1,437	472	65
EBITDA (non-GAAP) from continuing operations	(230,797)	16,203	(57,954)	(7,940)
Share-based compensation expense	14,721	25,722	11,333	1,553
Impairment loss on long-lived assets and long-term prepaid expenses	111,308	29,109	967	132
Impairment loss on goodwill	16,991	—	—	—
Change in fair value of warrant liability	(9,062)	(9,099)	(4,949)	(678)
Change in fair value of put option liability	(706)	(373)	—	—
Impairment loss on long-term investments	—	25,603	17,979	2,463
Gain on disposal of long-term investments	—	(6,370)	—	—
(Gain)/Loss on disposal of subsidiaries	(22,951)	(112,792)	607	83
Other income, net	(20,215)	(9,266)	(2,627)	(360)
Adjusted EBITDA (non-GAAP) from continuing operations	(140,711)	(41,263)	(34,644)	(4,747)

The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net loss from continuing operations	(295,050)	(7,505)	(75,471)	(10,341)
Share-based compensation expense	14,721	25,722	11,333	1,553
Impairment loss on long-lived assets and long-term prepaid expenses	111,308	29,109	967	132
Impairment loss on goodwill	16,991	—	—	—
Change in fair value of warrant liability	(9,062)	(9,099)	(4,949)	(678)
Change in fair value of put option liability	(706)	(373)	—	—
Impairment loss on long-term investments	—	25,603	17,979	2,463
Gain on disposal of long-term investments	—	(6,370)	—	—
(Gain)/Loss on disposal of subsidiaries	(22,951)	(112,792)	607	83
Adjusted net loss (non-GAAP) from continuing operations	(184,749)	(55,705)	(49,534)	(6,788)

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our consolidated financial statements.

Inflation

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash from capital contributions by our shareholders, short-term/long-term borrowings and capital market financings. As of December 31, 2022, 2023 and 2024, we had RMB53.2 million, RMB52.4 million, and RMB90.4 million (US$12.4 million), respectively, in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash at bank and on hand and are primarily denominated in Renminbi, US dollars and Hong Kong dollars.

Historically, we have not been profitable. In 2022, 2023 and 2024, we incurred losses from operations of RMB326.7 million, RMB113.7 million, and RMB52.1 million (US$7.1 million), respectively. In 2022, we generated negative cash flows from operating activities from continuing operations of RMB182.4 million. In 2023 and 2024, we generated positive cash flows from operating activities from continuing operations of RMB14.5 million and RMB7.5 million (US$1.0 million). In addition, as of December 31, 2024, we had working capital deficit (defined as total current assets deducted by total current liabilities) of RMB2.0 million (US$0.3 million) and an accumulated deficit of RMB4,610.1 million (US$631.6 million), respectively. In addition, as of December 31, 2024, we had no unused credit line.

We are seeking to develop our asset-light model, under which we can reduce upfront capital investments for opening new spaces. We regularly monitor our current and expected liquidity requirements to help ensure that we maintain sufficient cash balances to meet our existing and reasonably likely long-term liquidity needs.

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

We have incurred recurring operating losses since our inception, including net losses from continuing operations of RMB295.1 million, RMB7.5 million and RMB75.5 million (US$10.3 million) for the years ended December 31, 2022, 2023 and 2024, respectively. Accumulated deficit was RMB4,610.1 million (US$631.6 million) as of December 31, 2024. As of December 31, 2024, we had cash and cash equivalents of RMB90.4 million (US$12.4 million), and negative working capital of RMB2.0 million (US$0.3 million). The COVID-19 pandemic negatively impacted our business operations for the year ended December 31, 2022. In 2023 and 2024, although the restrictions related to the COVID-19 have been lifted, its influence over the economy continued to impact our financial position, results of operations and cash flows. These conditions raise substantial doubt about our ability to continue as a going concern.

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

We continue to explore opportunities to develop our business. However, we have not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve stable net profit and positive cash flows from operating activities, and we expect the operating losses will continue for the foreseeable future. If we are unable to develop the business to achieve economies of scale in the future, it will become even more difficult for us to sustain a sufficient source of cash to cover our operating costs. There can be no assurance, however, that we will be able to obtain additional financing on terms acceptable to us, in a timely manner, or at all. In the event that financing sources are not available, or that we are unsuccessful in increasing our gross profit margin and reducing operating losses, we may be unable to implement our current plans for development, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on our business, financial condition and results of operations and would materially and adversely affect our ability to continue as a going concern.

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

If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We require significant capital to fund our operations and development. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may suffer.”

As a holding company with no material operations of its own, the Parent operates its businesses in the PRC through our PRC subsidiaries and the consolidated VIEs in China. Under PRC laws and regulations, the Parent may provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may only provide Renminbi funding to the consolidated VIEs through entrusted loans. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and develop our business” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds — Use of Proceeds.”

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

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities from continuing operations	(182,417)	14,498	7,503	1,028
Net cash provided by/(used in) operating activities from discontinued operations	6,520	2,498	(3,640)	(499)
Net cash (used in)/provided by operating activities	(175,897)	16,996	3,863	529
Net cash provided by investing activities from continuing operations	35,868	16,861	11,555	1,582
Net cash used in investing activities from discontinued operations	(7,219)	(154)	(169)	(23)
Net cash provided by investing activities	28,649	16,707	11,386	1,559
Net cash (used in)/provided by financing activities from continuing operations	(15,813)	(23,248)	10,787	1,478
Net cash provided by/(used in) financing activities from discontinued operations	894	(7,541)	7,298	1,000
Net cash (used in)/provided by financing activities	(14,919)	(30,789)	18,085	2,478
Effects of exchange rate changes	(1,083)	(886)	7,165	982
Net (decrease)/increase in cash, cash equivalents and restricted cash	(163,250)	2,028	40,499	5,548
Cash, cash equivalents and restricted cash - beginning of the year	216,495	53,245	55,273	7,573
Cash, cash equivalents and restricted cash - end of the year	53,245	55,273	95,772	13,121
Less: Cash, cash equivalents and restricted cash of discontinued operations	7,110	1,913	5,402	740
Cash, cash equivalents and restricted cash – end of the period from continuing operations	46,135	53,360	90,370	12,381

Operating Activities from Continuing Operations

Net cash provided by operating activities from continuing operations in 2024 was RMB7.5 million (US$1.0 million). The difference between net loss from continuing operations of RMB75.5 million (US$10.3 million) and the net cash provided by operating activities from continuing operations was mainly due to (1) an increase in amount due to related parties of RMB67.8 million (US$9.3 million), (2) a decrease in prepaid expenses and other current assets of RMB31.3 million (US$4.3 million), (3) amortization of right-of-use assets of RMB18.8 million (US$2.6 million), (4) impairment loss of long-term investment of RMB18.0 million (US$2.5 million), (5) a decrease in accounts receivable of RMB15.3 million (US$2.1 million), and (6) share-based compensation of RMB11.3 million (US$1.6 million), partially offset by (i) an increase in amount due from related parties of RMB47.0 million (US$6.4 million), (ii) other income, net of RMB29.9 million (US$4.1 million), and (iii) a decrease in accrued expenses and other current liabilities of RMB8.3 million (US$1.1 million).

Net cash provided by operating activities from continuing operations in 2023 was RMB14.5 million. The difference between net loss from continuing operations of RMB7.5 million and the net cash provided by operating activities from continuing operations was mainly due to (1) a decrease in accounts receivable of RMB111.2 million, (2) amortization of right-of-use assets of RMB62.4 million, (3) loss on disposal of creditor’s right of long-term prepaid expense of RMB46.9 million, (4) impairment loss of long-lived assets of RMB29.1 million, (5) share-based compensation of RMB25.7 million, (6) impairment loss of long-term investment of RMB25.6 million, and (7) a decrease in long-term prepaid expenses of RMB25.3 million, partially offset by (i) gain on disposal of subsidiaries of RMB112.8 million, (ii) a decrease in accounts payable of RMB40.2 million, (iii) a decrease in lease liabilities of RMB37.9 million, (iv) a decrease in accrued expenses and other current liabilities of RMB32.0 million, (v) an increase in amounts due from related parties of RMB30.6 million, (vi) gain from termination of right-of-use assets of RMB30.4 million, and (vii) a decrease in amount due to related parties of RMB25.3 million.

Net cash used in operating activities from continuing operations in 2022 was RMB182.4 million. The difference between net loss from continuing operations of RMB295.1 million and the net cash used in operating activities from continuing operations was mainly due to (1) amortization of right-of-use assets of RMB140.1 million, (2) impairment loss of long-lived assets and long-term prepaid expenses of RMB111.3 million primarily associated with right-of-use of our spaces and other non-current assets, (3) depreciation of property and equipment of RMB42.4 million, (4) an increase in accrued expenses and other current liabilities of RMB35.3 million, (5) a decrease in amount due from related parties of RMB31.7 million, (6) an increase in amount due to related parties of RMB18.3 million, (7) impairment loss on goodwill of RMB17.0 million, and (8) interest expense of RMB15.9 million, partially offset by (i) a decrease in lease liabilities of RMB86.0 million, (ii) an increase in accounts receivable of RMB75.0 million, (iii) an increase in prepaid expenses and other current assets of RMB52.9 million, (iv) a decrease in deferred workspace membership fee of RMB27.6 million, (v) gain from termination of right-of-use assets of RMB27.3 million, (vi) gain on disposal of subsidiaries of RMB23.0 million, and (vii) a decrease in accounts payable of RMB20.2 million.

Investing Activities from Continuing Operations

Net cash provided by investing activities from continuing operations in 2024 was RMB11.6 million (US$1.6 million), primarily attributable to (1) redemption of short-term investments of RMB51.8 million (US$7.1 million), and (2) proceeds from settlement of non-current assets of RMB5.0 million (US$0.7 million), partially offset by (i) purchase of short-term investments of RMB34.5 million (US$4.7 million), (ii) net cash reduction due to termination of the Ucommune Venture VIE Agreement of RMB5.7 million (US$0.8 million), and (iii) purchase of property, plant and equipment of RMB4.9 million (US$0.7 million).

Net cash provided by investing activities from continuing operations in 2023 was RMB16.9 million, primarily attributable to (1) redemption of short-term investments of RMB90.5 million, (2) proceeds from settlement of non-current assets of RMB35.0 million, and (3) proceeds from disposal of long-term investment of RMB6.4 million, partially offset by (i) purchase of short-term investments of RMB99.8 million and (ii) purchase of property, plant and equipment of RMB13.5 million.

Net cash provided by investing activities from continuing operations in 2022 was RMB35.9 million, primarily attributable to (1) redemption of short-term investments of RMB227.9 million, (2) cash collection from trust account of RMB19.3 million, (3) cash collection from disposal of property, plant and equipment of RMB7.0 million, and (4) loan collection from third parties of RMB5.0 million, partially offset by (i) purchase of short-term investments of RMB209.2 million and (ii) purchase of property, plant and equipment of RMB13.0 million.

Financing Activities from Continuing Operations

Net cash provided by financing activities from continuing operations in 2024 was RMB10.8 million (US$1.5 million), primarily attributable to (1) loans received from third parties of RMB9.7 million (US$1.3 million), (2) loans received from related parties of RMB2.5 million (US$0.3 million), and (3) capital contribution from shareholders of RMB1.7 million (US$0.2 million), partially offset by loan repayment to a related party of RMB2.6 million (US$0.4 million).

Net cash used in financing activities from continuing operations in 2023 was RMB23.2 million, primarily attributable to (1) loan repayment to a related party of RMB12.0 million, (2) loan repayment to third parties of RMB7.3 million, and (3) redemption of convertible bond of RMB5.5 million, partially offset by loans received from third parties of RMB1.5million.

Net cash used in financing activities from continuing operations in 2022 was RMB15.8 million, primarily attributable to loan repayment to third parties of RMB61.2 million, partially offset by (i) proceeds of RMB17.7 million from the financing in connection with the Parent’s issuance of convertible bond in January 2022, (ii) loans received from third parties of RMB14.8 million, and (iii) loans received from related parties of RMB12.0 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of property and equipment and purchase of intangible assets. Our capital expenditures were RMB13.0 million, RMB13.5 million and RMB4.9 million (US$0.7 million) for 2022, 2023 and 2024, respectively. We have no significant outstanding commitments for capital expenditures as of December 31, 2024. We intend to fund our future capital expenditures with our existing cash balance and proceeds from securities offerings.

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

As an offshore holding company, the Parent is permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to the WFOEs only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our onshore entities (i.e., our PRC subsidiaries and VIE entities), we are required to make filings about details of the loans with the SAFE in accordance with relevant PRC laws and regulations. Our PRC subsidiaries and VIE entities that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and develop our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. In August 2020, Ucommune Venture entered into a loan agreement with Ucommune HK, under which Ucommune HK agreed to provide loans of up to a total of US$60 million to Ucommune Venture and Ucommune Venture could draw down the loans in multiple tranches (up to an aggregate of US$60 million) within three years from the date of the first draw-down. Thereafter, both parties entered into two supplement agreements in January 2021 and March 2021. As of the date of this annual report, Ucommune HK has provided a total of US$41.7 million in loans to Ucommune Venture, of which US$8.3 million have been repaid, under such loan agreements since the completion of our Business Combination in November 2020, using proceeds from the Parent’s previous PIPE financing and follow-on offerings. Such loans were included in intercompany loans, and disclosed as roll-forwards of the investment in subsidiaries and VIEs. As of the date of this annual report, Ucommune HK has completed the outstanding $33.3 million debt owed by Ucommune Venture be transferred to Youshenghengtong Technology. See “Item 3. Key Information — Implications of Being a Company with the Holding Company Structure and the VIE Structures — Financial Statement Information Related to the VIE Structures.”

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

C. Research and Development, Patents and Licenses

See “Item 4. Information on the Company — B. Business Overview — Technology” and “— Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

Our critical accounting policies and practices include the following: (1) impairment of right-of-use assets and other long-lived assets; (2) lease; and (3) revenue recognition. See Note 2 — Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies.

Among which, estimates used for impairment of right-of-use assets and other long-lived assets, require management to make difficult, subjective and complex judgments that often as a result of the need to make estimate on matters that are inherently uncertain and which is likely that materially different amounts would be reported under different conditions or assumptions.

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

We recorded RMB13,005, RMB2,510 and RMB950 impairment losses on our ROU assets, RMB875, RMB774 and RMB17 impairment losses on our property and equipment, RMB8,808, nil and nil impairment losses on our intangible assets, RMB88,620, RMB25,825 and nil impairment losses on our other non-current assets during the years ended December 31, 2022, 2023 and 2024, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

In this Item, “we”, “us” or “our” refers to Ucommune International Ltd, the Parent.

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Daqing Mao	56	Chairman of the Board of Directors
Zirui Wang	34	Chief Executive Officer, Chief Risk Officer
Wei Hu	50	Director
Zhimo Zhao	43	Director
Jinghong Xu	61	Independent Director
Gray Zhu	50	Independent Director
Zhenfei Wu	47	Chief Marketing Officer
Jianghai Shen	40	Chief Product Designer
Xiaodong Li	49	Chief Operating Officer
Yan Xu	32	Financial Reporting Director

*	Each of Mr. Cheong Kwok Mun, Ms. Jian Zhang and Mr. Xianhao Gu ceased to be our director since June 2024. Mr. Binchao Xu ceased to be our chief technology officer since December 31, 2024.

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

Wei Hu has served as our director since June 2024. Mr. Hu has held various positions including financial director and the head of internal audit at Ucommune since January 2016. Mr. Hu has over 20 years of experiences in finance management. Before joining Ucommune, from March 2011 to December 2015, Mr. Hu served as a financial analysis manager and global internal audit manager at John Deere China. From May 2007 to March 2011, he worked as a financial analysis manager at CTS Tianjin. From August 2003 to May 2007, he served as a finance manager at Fiberweb (China) Airlaid Co., Ltd. From March 1997 to August 2003, he worked in several financial roles at Honeywell Tianjin. Mr. Hu received his bachelor’s degree in accounting from Nankai University in June 1996 and received his master’s degree in professional accounting from Nankai University in June 2008.

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

Gray Zhu has served as our independent director since June 2024. Since June 2021, Mr. Zhu has served as the president of PharmaGend Global Medical Services Pte Ltd, the vice president of Pharmaron Beijing Co., Ltd. (SHE: 300759), and a partner of Bayland Capital. Prior to that, from February 2010 to February 2020, Mr. Zhu served as the general manger and the director of Dingli Corp Ltd (SHE: 300050). Mr. Zhu also served as an independent director of Beijing Kaiwen Education Tech Co Ltd (SHE: 002659) from February 2010 to February 2020. From October 2007 to January 2009, Mr. Zhu served as the vice president and chief financial officer of Zhonghe Co., Ltd. From October 2004 to October 2007, Mr. Zhu served as an executive director and the chief financial officer of Asia Media Co., Ltd. (TSE: 2149). From September 2001 to October 2004, Mr. Zhu served as a senior financial officer at Mars Foods (Beijing) Co., Ltd. From July 1999 to September 2001, Mr. Zhu served as a finance manager at Lucent Technologies China. From July 1997 to July 1999, Mr. Zhu served as a senior accountant at KMPG Huazhen LLP. Mr. Zhu received his bachelor’s degree in economics from University of International Business and Economics in July 1997 and received his EMBA degree from China Europe International Business School in July 2008.

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

B. Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of RMB5.4 million (US$0.7 million) in cash to our directors and executive officers. For share incentive grants to our directors and executive officers, see “— Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

2019 Plan

We adopted the 2019 Plan on August 22, 2019, to attract and retain exceptionally qualified personnel and to encourage them to acquire a proprietary interest in our development and performance. The 2019 Plan provides for the issuance of up to an aggregate of 15,028,567 of our ordinary shares (62,620 ordinary shares after retroactively adjusted to reflect the 2022 Share Consolidation and the 2023 Share Consolidation). As of date of this annual report, options to purchase an aggregate number of 28,625 ordinary shares are outstanding under the 2019 Plan.

The options granted under the 2019 Plan have been completely assumed and replaced by the options under the 2020 Plan. One option granted under the 2019 Plan was assumed and replaced by 0.478333 option under the 2020 Plan.

2020 Plan

We adopted the 2020 Plan on November 17, 2020, to assume and replace the 2019 Plan. The Parent rolled over options granted under the 2019 Plan with the same terms. The 2020 Plan provides for the issuance of up to an aggregate of 7,188,661 Class A ordinary shares (an aggregate of 29,953 of Class A ordinary shares after retroactively adjusted to reflect the 2022 Share Consolidation and the 2023 Share Consolidation). Pursuant to the 2020 Plan, as amended and restated on May 6, 2021, August 2022, December 2023, and February 2024, the maximum aggregate number of shares of the Company that may be issued is 4,071,620 Class A ordinary shares. As of the date of this annual report, options to purchase an aggregate number of 552,086 Class A ordinary shares were granted and outstanding, including 28,625 Class A ordinary shares granted to replace the granted and outstanding awards under 2019 Plan.

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

The following table summarizes, as of March 31, 2025, the outstanding options that we granted to the persons who serve as our directors and executive officers under the 2020 Plan, which have been retroactively adjusted to reflect the 2022 Share Consolidation and the 2023 Share Consolidation. Such options were granted to reflect assumption of the awards granted to such persons under the 2019 Plan.

Name	Position	Class A Ordinary Shares Underlying Outstanding Options to Be Assumed	Option Exercise Price (US$ per Share)	Date of Grant	Date of Expiration
Daqing Mao	Director	*	0.0504	May 16, 2023	—
Zirui Wang	Chief Executive Officer and Chief Risk Officer	*	0.0504	Various dates from September 19, 2019 to October 13, 2020	Various dates from September 19, 2029 to October 13, 2030
Cheong Kwok Mun(1)	Director	*	0.0504	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Zhimo Zhao	Director	*	0.0504	Various dates from September 19, 2019 to January 11, 2022	Various dates from September 19, 2029 to January 11, 2032
Wei Hu	Director	—	—	—	—
Jian Zhang(1)	Independent Director	—	—	—	—
Jinghong Xu	Independent Director	—	—	—	—
Xianhao Gu(1)	Independent Director	—	—	—	—
Gray Zhu	Independent Director	—	—	—	—
Binchao Xu(2)	Chief Technology Officer	*	0.0504	Various dates from September 19, 2019 to September 1, 2020	Various dates from September 19, 2029 to September 1, 2030
Zhenfei Wu	Chief Marketing Officer	*	0.0504	September 1, 2020	September 1, 2030
Jianghai Shen	Chief Product Designer	—	—	—	—
Xiaodong Li	Chief Operating Officer	*	0.0504	Various dates from September 19, 2019 to May 16, 2023	Various dates from September 18, 2029 to May 15, 2033
Yan Xu	Financial Reporting Director	—	—	—	—
All directors and executive officers as a group		8,372
All non-executive employees as a group		543,714	0.00021	Various dates from September 19, 2019 to December 26, 2024	Various dates from September 19, 2029 to December 25, 2033

*	Less than 1% of our ordinary shares.

(1)	Each of Mr. Cheong Kwok Mun, Ms. Jian Zhang and Mr. Xianhao Gu ceased to be our director since June 2024.
(2)	Mr. Binchao Xu ceased to be our chief technology officer since December 31, 2024.

C. Board Practices

Board of Directors

Our Board of Directors consists of six directors, including two independent directors: Jinghong Xu and Gray Zhu. A director is not required to hold any of our shares to qualify as a director. The Listing Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

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

Audit Committee. Our audit committee consists of Gray Zhu and Jinghong Xu, chaired by Gray Zhu. We have determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Gray Zhu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Wei Hu and Gray Zhu. The compensation committee assists our Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

D. Employees

We had a total of 357, 269 and 127 employees as of December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, approximately 74% of our employees held a bachelor’s degree or above. The following table gives a breakdown of our employees as of December 31, 2024 by function:

Function	Number
Operation and development	96
Technology and product development	11
Sales and marketing	2
Finance	5
General administrative and others	13
Total	127

As of December 31, 2024, all of our employees were based in Greater China.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with our senior management that contain non-compete restrictions. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of the ordinary shares of the Parent as of March 31, 2025 by:

●	each person known to us to beneficially own 5% or more of our outstanding shares;

●	each of the officers and directors of the Parent; and

●	all of the officers and directors of the Parent as a group.

The calculations in the table below were based on 2,119,873 ordinary shares issued and outstanding as of March 31, 2025, comprising of 2,000,486 Class A ordinary shares (excluding 2,659,625 Class A ordinary shares reserved for future issuance under our 2020 Plan) and 119,387 Class B ordinary shares. The 2,659,625 Class A ordinary shares, although legally issued, are not deemed as issued from an accounting perspective.

Ordinary Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares**	% of Beneficial Ownership***	% of Aggregate Voting Power****
Executive Officers and Directors
Daqing Mao(2)	10,626	119,387	130,013	6.13%	76.77%
Zirui Wang	—	—	—	—	—
Xiaodong Li	—	—	—	—	—
Wei Hu	—	—	—	—	—
Cheong Kwok Mun(3)	—	—	—	—	—
Zhimo Zhao	—	—	—	—	—
Jian Zhang(3)	—	—	—	—	—
Jinghong Xu	—	—	—	—	—
Binchao Xu(4)	—	—	—	—	—
Xianhao Gu(3)	—	—	—	—	—
Gray Zhu	—	—	—	—	—
Zhenfei Wu	—	—	—	—	—
Jianghai Shen	—	—	—	—	—
Yan Xu	—	—	—	—	—
All Executive Officers and Directors as a group	10,626	119,387	130,013	6.13%	76.77%
5% or Greater Holders	—	—	—	—	—
Holding group of Dr. Daqing Mao/Angela Bai(2)	10,626	119,387	130,013	6.13%	76.77%

*	On as-converted basis. The Parent has adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 55 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

**	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days as of March 31, 2025, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

(1)	Except for Jinghong Xu, and Xianhao Gu, the address of our directors and executive officers is 4th Floor, Building 1, No. 2 Dongsihuan North Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Wei Hu is Room 601 6-F, No.2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China.

(2)	Represents (i) 5,626 Class A ordinary shares and 97,500 Class B ordinary shares, directly held by Maodq Limited, a limited liability company incorporated in the British Virgin Islands wholly owned by Dr. Daqing Mao, (ii) 15,907 Class B ordinary shares held by Fair Vision Group Limited, a British Virgin Islands company wholly owned by Planet MDQ Limited, which is in turn wholly owned by Dr. Daqing Mao, (iii) 5,000 Class A ordinary shares that Dr. Daqing Mao has the right to acquire upon exercise of options within 60 days as of March 31, 2025, and (iv) 5,980 Class B ordinary shares held by Astro Angel Limited, a British Virgin Islands company wholly owned by Baixh Limited and ultimately controlled by Ms. Angela Bai, the spouse of Dr. Daqing Mao. The registered address of Maodq Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. The registered address of Fair Vision Group Limited and Astro Angel Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)	Each of Mr. Cheong Kwok Mun, Ms. Jian Zhang and Mr. Xianhao Gu ceased to be our director since June 2024.

(4)	Mr. Binchao Xu ceased to be our chief technology officer since December 31, 2024.

To our knowledge, as of March 31, 2025, 21,603 of our Class A ordinary shares are held by 29 record holders in the United States, representing approximately 1.0% of our total outstanding shares on an as converted basis.

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

Other Transactions of Ucommune

Transactions with Angela Bai and Dr. Daqing Mao

In September 2022, Angela Bai, spouse of Dr. Daqing Mao, entered into two new loan agreements of RMB3.5 million (US$0.5 million) and RMB8.5 million (US$1.2 million) with us, respectively. One loan had an interest rate of 8.0% per annum with a maturity date of March 18, 2023, and the other had an interest rate of 8.0% per annum with a maturity date of September 20, 2023. Pursuant to the loan agreements, the loan must be repaid within 90 days of the maturity date. We fully repaid the loans in the total principal amount of RMB12.0 million (US$1.7 million) in 2023.

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

On April 15, 2024, we entered into two loan agreements of RMB0.7 million (US$0.1 million) and RMB1.4 million (US$0.2 million) with Dr. Daqing Mao, which have no interest with a maturity date of April 15, 2025. As of the date of this annual report, the loans have not been repaid.

Transactions with Youxiang Group

We entered into three lease agreements with Youxiang Chuangzhi (Beijing) Technology Service Co., Ltd. and its affiliates (collectively, “Youxiang Group”), an affiliate of Dr. Daqing Mao. Those lease agreements have terms ranging from two years to 20 years, and we pay daily rents ranging from RMB2.83/m2 to RMB10/m2 with annual increases set forth in the lease agreements. For 2022, 2023 and 2024, the lease expenses incurred in connection with lease agreements with Youxiang Group were RMB0.9 million, RMB27,000 and nil, respectively. As of December 31, 2022, 2023 and 2024, the amounts due to Youxiang Group under these lease agreements were RMB1.4 million, RMB0.4 million and RMB1.3 million (US$0.2 million), respectively.

Youxiang Group provides property management services to us. For 2022, 2023 and 2024, the expenses incurred in connection with property management services provided by Youxiang Group were RMB6.9 million, RMB0.9 million and RMB0.5 million (US$0.1 million), respectively. As of December 31, 2022, 2023 and 2024, the amounts due to Youxiang Group for property management services were nil.

In March 2021, Youxiang Group provided a loan of RMB1.0 million due March 22, 2022 with an interest of 4.785% per annum to us. We incurred aggregate interest expense of RMB0.4 million on these borrowings in 2022. As of December 31, 2022, the amounts due to Youxiang Group were nil.

We provide workspace membership services to Youxiang Group. For 2022, 2023 and 2024, revenue generated from Youxiang Group for workspace membership services was RMB0.2 million, RMB34,000, and RMB26,000 (US$3,600), respectively. As of December 31, 2022, 2023 and 2024, the amounts due from Youxiang Group for workspace membership services were nil.

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

Transactions with Guangdong Advertising Co., Ltd.

We provided marketing services to Guangdong Advertising Co., Ltd., an affiliate of Shengguang Zhongshuo, one of our subsidiaries. In 2022, 2023 and 2024, revenues generated from providing marketing services to Guangdong Advertising Co., Ltd. were RMB25.0 million, RMB26.0 million and RMB20.8 million (US$2.8 million), respectively. As of December 31, 2022, 2023 and 2024, the amounts due from Guangdong Advertising Co., Ltd. for marketing services were RMB3.7 million, RMB0.3 million and RMB8.5 million (US$1.2 million), respectively.

Guangdong Advertising Co., Ltd. sells advertisement distribution resources to us. For 2022, 2023 and 2024, the expenses incurred from Guangdong Advertising Co., Ltd. in connection with the purchase of advertisement distribution resources were RMB0.4 million, RMB0.6 million and RMB74,000 (US$10,100), respectively. As of December 31, 2022, 2023 and 2024, the amounts due to Guangdong Advertising Co., Ltd. for advertisement distribution services were nil, RMB1.5 million and nil, respectively.

We entered into one lease agreement with Guangdong Advertising Co., Ltd. in 2022. The agreement has a term of one year, with daily rents of RMB4/m2. For 2022, 2023 and 2024, the lease expenses incurred in connection with the lease agreement with Guangdong Advertising Co., Ltd. were RMB0.9 million, RMB0.7 million, and RMB0.6 million (US$0.1 million), respectively. As of December 31, 2022, 2023 and 2024, the amounts due to Guangdong Advertising Co., Ltd. under the lease agreement were nil and nil, respectively.

Transactions with Guangdong Marketing Advertising Group

Guangdong Marketing Advertising Group, a subsidiary of an affiliate of our subsidiary Shengguang Zhongshuo, sells advertisement distribution resources to us. For 2022, 2023 and 2024, the expenses incurred from Guangdong Marketing Advertising Group in connection with the purchase of advertisement distribution resources were RMB96.5 million, RMB42.3 million and RMB4.2 million (US$0.6 million), respectively. As of December 31, 2022, 2023 and 2024, the amounts due to Guangdong Marketing Advertising Group for advertisement distribution services were RMB25.2 million, nil and nil, respectively.

Transactions with Ucommune Venture

In May 2019, Youshenghengtong Technology entered into a series of contractual arrangements with Ucommune Venture, a company influenced significantly by Dr. Daqing Mao and his spouse Angela Bai, as well as its shareholders, and the contractual arrangements were renewed in July 2019 and in November 2019, respectively. On September 20, 2024, Youshenghengtong Technology issued the Notice of Termination to terminate the contractual arrangements with Ucommune Venture, and the existing shareholders of Ucommune Venture. As a result, the series of contractual arrangements entered into by and among Youshenghengtong Technology, Ucommune Venture and/or its shareholders, including exclusive business cooperation agreement, equity pledge agreement, exclusive option agreement, shareholders’ voting rights proxy agreement and spousal consent letter, were terminated in accordance with the terms therein following 30 calendar days after the delivery date of the Notice of Termination. Ucommune Venture became a related party of us since October 26, 2024, due to the termination of contractual arrangements.

After October 26 in 2024, Ucommune Venture forgave an aggregate of RMB11.5 million (US$1.6 million) in connection with the termination of contractual arrangements. As of December 31, 2024, the amount due to Ucommune Venture was RMB75.7 million (US$10.4 million).

After October 26 in 2024, we forgave an aggregate of RMB7.9 million (US$1.1 million) in connection with the termination of contractual arrangements. As of December 31, 2024, the amount due from Ucommune Venture was RMB1.5 million (US$0.2 million).

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

As of the date of this annual report, we are not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and develop our business.

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

B. Memorandum and Articles of Association

The Parent is an exempted company with limited liability incorporated under the laws of the Cayman Islands and the Parent’s affairs are governed by its Memorandum and Articles of Association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands. In this section, “we,” “us” or “our” refers to Ucommune International Ltd, the Parent.

The following are summaries of material provisions of our Second Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

 According to Clause 3 of our Second Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our Board of Directors subject to our second amended and restated memorandum and articles of association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our second amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our Board of Directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights; Meetings of Shareholders. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 55 votes, voting together as one class. Voting at any meeting of shareholders is by poll and not on a show of hands.

A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than one-half of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our Board of Directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our second amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association.

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

Transfer of Ordinary Shares. Subject to the restrictions in our second amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors.

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

Issuance of Additional Shares. Our second amended and restated memorandum of association authorizes our Board of Directors to issue additional ordinary shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Our second amended and restated memorandum of association also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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

Changes in Capital. We may from time to time by ordinary resolutions:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	divide our share into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential deferred, qualified or special rights, privileges, conditions or such restrictions;

●	sub-divide our existing shares, or any of them into shares of a smaller amount that is fixed by our second amended and restated memorandum and articles of association; and

●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Act and our memorandum and articles of association with respect to matters to be dealt with by ordinary resolution, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Anti-Takeover Provisions. Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our second amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Companies Act provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our second amended and restated articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our Board of Directors is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our second amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our second amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (1) gives notice in writing to the company that he resigns the office of director; (2) dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; (3) is prohibited by any applicable law or designated stock exchange rules from being a director; (4) is found to be or becomes of unsound mind; or (5) is removed from office pursuant to any other provision of our second amended and restated memorandum and articles of association.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our second amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our second amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Nonresident or Foreign Shareholders. There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

Taxation of Dividends and Other Distributions on Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to our Class A ordinary shares (without reduction for any amounts withheld) generally will be includible in your gross income as foreign source dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your Class A ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your Class A ordinary shares, as capital gains. However, we currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gains under the rules described above.

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

Based on the manner in which we operate our business, the composition and characterization of our income and assets, and the value of our assets, including goodwill, although not clear, we believe that it is reasonable to take a position that we were not classified as a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be classified as a PFIC for the current or future taxable years. The value of the assets of our Parent for purposes of the PFIC determination will generally be determined by reference to the market price of our Class A ordinary shares, which could fluctuate significantly. Our market capitalization fluctuated significantly during the taxable year ended December 31, 2024. Among other matters, if our market capitalization does not increase or continues to decline, we may be or become classified as a PFIC for the current or future taxable years. If we are treated as a “controlled foreign corporation” (see “Item 3. Key Information — D. Risk Factors — Risks Relating to Being a Public Company and Our Securities — If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.” above), the value of the assets owned by our subsidiaries and consolidated VIEs will be determined by reference to the adjusted tax basis of such assets for U.S. federal income tax purposes, which may increase the likelihood that we are a PFIC. Because we do not currently track adjusted tax basis for U.S. federal income tax purposes, we may not be able to determine whether we are a PFIC in future taxable years. In addition, our PFIC status depends on the manner in which we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). It is also possible that the IRS may challenge the composition and characterization of our assets or income or the valuation of our assets, goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or future taxable years. Furthermore, it is not entirely clear how the contractual arrangements between us, the VIEs and their nominal shareholders are treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us. Because of these uncertainties, there can be no assurance we were not classified as a PFIC for our taxable year ended December 31, 2024, or will not be classified as a PFIC in the current taxable year or future taxable years.

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

Information Reporting and Backup Withholding

Any dividend payments (including constructive dividends) with respect to Class A ordinary shares or warrants and proceeds from the sale, exchange, redemption or other disposition of Class A ordinary shares or warrants may be subject to information reporting to the IRS and possible U.S. backup withholding (currently at a rate of 24%). Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash and cash equivalents denominated in RMB amounted to RMB41.7 million, RMB51.0 million and RMB72.7 million (US$10.0 million) as of December 31, 2022, 2023 and 2024, respectively.

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2022, 2023 and 2024 were increases of 2.0%, 0.2% and 0.2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we may be affected in the future by higher rates of inflation in China.

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

The selling shareholders will pay any underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses incurred by such selling shareholders in disposing of their Class A ordinary shares, and we will bear all other costs, fees and expenses incurred in effecting the registration of such securities covered thereby, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accountants. We incurred total expenses in connection with the offering of approximately US$0.4 million. The net proceeds to us from the offering were approximately US$2.6 million. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of December 31, 2024, all of the net proceeds from the offering was used for working capital and general corporate purposes. We intend to use the remainder of the proceeds as disclosed in the Resale of PIPE Shares, Warrants, UPOs and Debenture and JAK Warrants Registration Statement.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and financial reporting director, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that our disclosure controls and procedures were ineffective as of December 31, 2024 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting. See “— Internal Control Over Financial Reporting.”

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2024 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2024 due to the material weaknesses identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

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

We intend to remediate these material weaknesses in multiple phases and expect that we will incur certain costs for implementing our remediation measures. The implementation of the measure, however, may not fully address the material weaknesses identified in our internal control over financial reporting, and we cannot conclude that the material weaknesses have been fully remedied as of December 31, 2024. In addition, we cannot assure you that we will be able to continue implementing these measures in the future. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to our Business and Industry — If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our Class A may be materially and adversely affected.”

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Parent’s board of directors has determined that Gray Zhu, a member of its audit committee and independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

The Parent’s board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have posted a copy of the code of business conduct and ethics on our website at https://ucommune.investorroom.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, Marcum Asia CPAs LLP, the independent registered public accounting firm of Ucommune Group Holdings before the Business Combination and our independent registered public accounting firm after the Business Combination. We did not pay any other fees to Marcum Asia CPAs LLP during the periods indicated below.

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Services	(in thousands)
Audit Fees	3,104	3,479	3,568
Audit - Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	3,104	3,479	3,568

Note:

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products or services provided by our independent registered public accounting firm other than those reported above.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policies is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

There were no cybersecurity incidents during the year ended December 31, 2024, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information — D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

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

part III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Ucommune International Ltd. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of the current report on Form 6-K/A (File No. 001-39738) filed with the SEC on December 6, 2023)
2.1	Registrant’s Specimen Ordinary Share Certificate, as currently effective (incorporated by reference to Exhibit 4.2 of the registration statement on Form S-8 (File No. 001-39738), as amended, filed with the SEC on December 15, 2023)
2.2	Registrant’s Specimen Warrant Certificate (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.2 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
2.3	Warrant Agreement for Warrants issued in connection with the Business Combination (incorporated by reference to Exhibit 4.3 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
2.4	Form of Warrant Agent Agreement between the Registrant and American Stock Transfer & Trust Company, LLC. (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.4 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
2.5	Form of Warrant issued by the Registrant in February 2021 (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.5 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
2.6	Form of US$3,000,000 principal sum of 8% Senior Convertible Debenture (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)
2.7	Form of Series A/B/C Warrants (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)
2.8	Amendment to US$3,000,000 principal sum of 8% Senior Convertible Debenture dated as of March 1, 2022 entered into between Ucommune International Ltd and the Holder named therein (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on March 2, 2022)

2.9	Amendment to Series A/B/C Warrants (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on March 2, 2022)
2.10	Amendment to US$3,000,000 principal sum of 8% Senior Convertible Debenture entered into between Ucommune International Ltd and the Holder named therein (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on August 29, 2022)
2.11	Amendment to Series A/B/C Warrants (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on August 29, 2022)
2.12	Amendment to US$3,000,000 principal sum of 8% Senior Convertible Debenture entered into between Ucommune International Ltd and the Holder named therein (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on October 25, 2022)
2.13	Amendment to Series A/B/C Warrants (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on October 25, 2022)
2.14	Amendment to US$3,000,000 principal sum of 8% Senior Convertible Debenture entered into between Ucommune International Ltd and the Holder named therein (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 25, 2023)
2.15	Amendment to Series A/B/C Warrants (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 25, 2023)
2.16	Amendment to US$3,000,000 principal sum of 8% Senior Convertible Debenture entered into between Ucommune International Ltd and the Holder named therein (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on June 8, 2023)
2.17	Amendment to Series A/B/C Warrants (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on June 8, 2023)
2.18	Amendment to Series A/B/C Warrants (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 30, 2024)
2.19*	Description of Securities
4.1	Merger Agreement dated June 29, 2020 (incorporated by reference to Exhibit 10.1 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.2	Ucommune Group Holdings Limited 2019 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.3	Ucommune International Ltd 2020 Share Incentive Plan (incorporated by reference to Exhibit 4.3 of Ucommune International Ltd’s annual report on Form 20-F (File No. 001-39738), filed with the SEC on April 24, 2024)
4.4	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.4 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.5 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.6	English translation of Exclusive Business Cooperation Agreement dated May 20, 2019 between Ucommune (Beijing) Technology Co., Ltd and Beijing Ubazaar Technology Co., Ltd. (incorporated by reference to Exhibit 10.19 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.7	English translation of Equity Pledge Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.20 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.8	English translation of Exclusive Option Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.21 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.9	English translation of Shareholders’ Voting Right Proxy Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.22 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.10	English translation of Exclusive Technology Consulting and Service Agreement dated January 30, 2019 between Beijing Melo Technology Co., Ltd. and Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.23 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.11	English translation of Equity Pledge Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.24 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.12	English translation of Exclusive Option Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.25 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.13	English translation of Shareholders’ Voting Right Proxy Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.26 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.14	Form of Backstop Agreement (incorporated by reference to Exhibit 10.27 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.15	Form of lock-up agreement entered into with former shareholders of UCommune Group Holdings Limited (incorporated by reference to Exhibit 10.28 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.16	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)
4.17	Amendment to Securities Purchase Agreement dated as of March 1, 2022 entered into between Ucommune International Ltd and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on March 2, 2022)
4.18	Amendment to Securities Purchase Agreement dated as of August 29, 2022 entered into between Ucommune International Ltd and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on August 29, 2022)
4.19	Amendment to Securities Purchase Agreement dated as of October 25, 2022 entered into between Ucommune International Ltd and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on October 25, 2022)
4.20	Amendment to Securities Purchase Agreement dated as of January 24, 2023 entered into between Ucommune International Ltd and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 25, 2023)
4.21	Amendment to Securities Purchase Agreement dated as of June 7, 2023 entered into between Ucommune International Ltd and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on June 8, 2023)
4.22	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)

4.23	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.3 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)
4.24	English translation of Agreement to Terminate Series of Contractual Arrangements dated June 26, 2023 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 4.37 of Ucommune International Ltd’s annual report on Form 20-F (File No. 001-39738), filed with the SEC on April 24, 2024)
4.25	English translation of Equity Pledge Agreement dated June 26, 2023 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Geng Cao (incorporated by reference to Exhibit 4.38 of Ucommune International Ltd’s annual report on Form 20-F (File No. 001-39738), filed with the SEC on April 24, 2024)
4.26	English translation of Exclusive Option Agreement dated June 26, 2023 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Geng Cao (incorporated by reference to Exhibit 4.39 of Ucommune International Ltd’s annual report on Form 20-F (File No. 001-39738), filed with the SEC on April 24, 2024)
4.27	English translation of Shareholders’ Voting Right Proxy Agreement dated June 26, 2023 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Geng Cao (incorporated by reference to Exhibit 4.40 of Ucommune International Ltd’s annual report on Form 20-F (File No. 001-39738), filed with the SEC on April 24, 2024)
4.28	English translation of Agreement to Terminate Series of Contractual Arrangements dated December 30, 2023 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 4.41 of Ucommune International Ltd’s annual report on Form 20-F (File No. 001-39738), filed with the SEC on April 24, 2024)
4.29*†	English translation of Equity Pledge Agreement dated May 17, 2024 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd., Kaili Kong and Xinyu Ji
4.30*†	English translation of Exclusive Option Agreement dated May 17, 2024 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd., Kaili Kong and Xinyu Ji
4.31*†	English translation of Shareholder Rights Proxy Agreement dated May 17, 2024 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd., Kaili Kong and Xinyu Ji
4.32*†	English translation of Agreement to Terminate Series of Original Agreements dated May 17, 2024 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Geng Cao
8.1*	List of Principal Subsidiaries and VIEs
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
11.2*	Insider Trading Policy
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP
15.2*	Consent of Jingtian & Gongcheng
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 of Ucommune International Ltd’s annual report on Form 20-F (File No. 001-39738), filed with the SEC on April 24, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

†

Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed, or constituted personally identifiable information that is not material.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

UCOMMUNE INTERNATIONAL LTD

Date: April 28, 2025	By:	/s/ Zirui Wang
	Name:	Zirui Wang
	Title:	Chief Executive Offier and Chief Risk Officer

UCOMMUNE INTERNATIONAL LTD.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ucommune International Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ucommune International Ltd. (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1.b, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1.b. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Beijing, China

April 28, 2025

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2023	2024
	RMB	RMB	USD
			(Note 2h)
ASSETS
Current assets:
Cash and cash equivalents	52,375	90,370	12,381
Restricted cash, current	985	—	—
Short-term investments	16,997	—	—
Accounts receivable, net of allowance of RMB32,647 and RMB7,803 as of December 31, 2023 and 2024, respectively	46,653	21,520	2,948
Prepaid expenses and other current assets, net	76,118	23,550	3,226
Amounts due from related parties, current	36,192	9,973	1,366
Current assets of discontinued operations	65,230	—	—
Total current assets	294,550	145,413	19,921

Non-current assets
Long-term investments, net	45,553	18,881	2,587
Property and equipment, net	54,388	59,904	8,207
Operating leases right-of-use assets, net	141,929	89,832	12,307
Intangible assets, net	2,852	—	—
Rental deposits	6,841	3,151	432
Other assets, non-current	40,000	—	—
Non-current assets of discontinued operations	646	—	—
Total non-current assets	292,209	171,768	23,533
TOTAL ASSETS	586,759	317,181	43,454

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2023	2024
	RMB	RMB	USD
			(Note 2h)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of RMB95,263 and RMB7,089 as of December 31, 2023 and 2024, respectively)	99,129	21,308	2,919
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB126,457 and RMB13,839 as of December 31, 2023 and 2024, respectively)	133,686	32,792	4,492
Amounts due to related parties, current (including amounts due to related parties, current of the consolidated VIEs without recourse to the Company of RMB2,402 and RMB71,969 as of December 31, 2023 and 2024, respectively)	4,359	78,851	10,803
Deferred workspace membership fee (including advance workspace membership fee of the consolidated VIEs without recourse to the Company of RMB17,730 and RMB4,715 as of December 31, 2023 and 2024, respectively)	17,730	4,715	646
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to the Company of RMB5,079 and RMB108 as of December 31, 2023 and 2024, respectively)	5,079	1,751	240
Income taxes payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB2,726 and nil as of December 31, 2023 and 2024, respectively)	2,726	—	—
Deferred subsidy income (including deferred subsidiary income of the consolidated VIEs without recourse to the Company of RMB3,204 and nil as of December 31, 2023 and 2024, respectively)	3,204	—	—
Operating lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to the Company of RMB36,582 and RMB7,984 as of December 31, 2023 and 2024, respectively)	36,582	7,984	1,094
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs without recourse to the Company of RMB129,548 and nil as of December 31, 2023 and 2024, respectively)	129,548	—	—
Total current liabilities	432,043	147,401	20,194

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2023	2024
	RMB	RMB	USD
			(Note 2h)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-current liabilities:
Refundable deposits from members, non-current (including refundable deposits from members, non-current of the consolidated VIEs without recourse to the Company of RMB9,185 and RMB5,098 as of December 31, 2023 and 2024, respectively)	9,185	5,098	698
Operating lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to the Company of RMB70,628 and RMB20,977 as of December 31, 2023 and 2024, respectively)	70,628	20,977	2,874
Warrant liabilities (including warrant liabilities of the consolidated VIEs without recourse to the Company of nil and nil as of December 31, 2023 and 2024, respectively)	5,383	467	64
Total non-current liabilities	85,196	26,542	3,636
TOTAL LIABILITIES	517,239	173,943	23,830

Commitments and contingencies (Note 21)

SHAREHOLDERS’ EQUITY
Class A ordinary shares (20,000,000 and 20,000,000 authorized, 611,778 and 2,024,460 issued and outstanding as of December 31, 2023 and, 2024, with par value of US$0.024 and US$0.024, respectively(i))	93	335	46
Class B ordinary shares (5,000,000and 5,000,000 authorized, 39,387 and 119,387 issued and outstanding as of December 31, 2023 and 2024, with par value of US$0.024 and US$0.024, respectively(i))	6	20	3
Additional paid-in capital	4,573,515	4,676,706	640,706
Statutory reserves	6,449	3,860	529
Accumulated deficit	(4,540,848)	(4,610,099)	(631,581)
Accumulated other comprehensive income	22,754	30,187	4,136
Total Ucommune International Ltd. shareholders’ equity	61,969	101,009	13,839
Noncontrolling interests	7,551	42,229	5,785
TOTAL EQUITY	69,520	143,238	19,624
TOTAL LIABILITIES AND EQUITY	586,759	317,181	43,454

(i)	Par value of ordinary shares and share data have been retroactively restated to reflect the Company’s share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2h)
Revenue:
Workspace membership revenue (including services provided to a related party of RMB242, RMB34 and RMB26 for the years ended December 31, 2022, 2023 and 2024, respectively)	258,796	124,140	68,558	9,392
Marketing and branding service revenue (including services provided to a related party of RMB24,993, RMB26,043 and RMB20,799 for the years ended December 31, 2022, 2023 and 2024, respectively)	287,453	237,373	97,411	13,345
Other service revenue (including services provided to related parties of RMB22,156, RMB442 and RMB111 for the years ended December 31, 2022, 2023 and 2024, respectively)	31,561	27,890	8,655	1,186
Total revenue	577,810	389,403	174,624	23,923

Cost of revenue:
Workspace membership (including services provided by related parties of RMB853, RMB27 and nil for the years ended December 31, 2022, 2023 and 2024, respectively)	(339,088)	(141,462)	(74,065)	(10,147)
Marketing and branding service (including services provided by related parties of RMB96,971, RMB42,923 and RMB4,298 for the years ended December 31, 2022, 2023 and 2024, respectively)	(291,568)	(223,861)	(95,480)	(13,081)
Other services	(25,991)	(19,426)	(4,948)	(678)
Total cost of revenue	(656,647)	(384,749)	(174,493)	(23,906)
Operating expenses:
Impairment loss on long-lived assets and long-term prepaid expenses	(111,308)	(29,109)	(967)	(132)
Impairment loss on goodwill	(16,991)	—	—	—
Sales and marketing expenses	(26,343)	(13,573)	(4,231)	(580)
General and administrative expenses	(102,970)	(85,192)	(52,027)	(7,128)
Change in fair value of warrant liability	9,062	9,099	4,949	678
Change in fair value of put option liability	706	373	—	—
Loss from operations	(326,681)	(113,748)	(52,145)	(7,145)
Non-operating income/(expense):
Interest (expense)/income, net	(16,844)	1,707	(1,319)	(181)
Subsidy income	6,325	8,464	804	110
Impairment loss on long-term investments	—	(25,603)	(17,979)	(2,463)
Gain on disposal of long-term investments	—	6,370	—	—
Gain/(Loss) on disposal of subsidiaries	22,951	112,792	(607)	(83)
Other income, net	20,215	9,266	2,627	360
Loss before income taxes and loss from equity method investments	(294,034)	(752)	(68,619)	(9,402)
Provision for income taxes	(1,016)	(7,548)	(6,369)	(873)
Gain/(Loss) from equity method investments	—	795	(483)	(66)
Net loss from continuing operations	(295,050)	(7,505)	(75,471)	(10,341)
Net loss from discontinued operations, net of tax	(27,446)	(15,051)	(4,496)	(616)
Net loss	(322,496)	(22,556)	(79,967)	(10,957)
Less: Net loss attributable to noncontrolling interests from continuing operations	(19,283)	(1,302)	(7,315)	(1,002)
Less: Net loss attributable to noncontrolling interests from discontinued operations	(11,539)	(16,390)	(3,401)	(466)
Net loss attributable to Ucommune International Ltd. from continuing operations	(275,767)	(6,203)	(68,156)	(9,339)
Net (loss)/income attributable to shareholders from discontinued operations	(15,907)	1,339	(1,095)	(150)
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd. from continuing operations(i)
–Basic and diluted(i)	(750.81)	(11.47)	(58.15)	(7.97)
Net (loss)/income per share attributable to ordinary shareholders of discontinued operations(i)
–Basic and diluted(i)	(43.31)	2.48	(0.93)	(0.13)
Weighted average shares used in calculating net loss per share(i)
–Basic and diluted(i)	367,293	540,836	1,172,103	1,172,103

(i)	Share and per share data have been retroactively restated to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company, and a share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2h)
Net loss	(322,496)	(22,556)	(79,967)	(10,957)
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustments	(1,874)	(1,548)	7,386	1,012
Total Comprehensive loss	(324,370)	(24,104)	(72,581)	(9,945)
Less: Comprehensive loss attributable to noncontrolling interest	(30,845)	(17,697)	(10,763)	(1,475)
Comprehensive loss attributable to Ucommune International Ltd.’s shareholders	(293,525)	(6,407)	(61,818)	(8,470)

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands, except share and per share data, or otherwise noted)

	Ordinary Shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total Ucommune International Ltd. shareholders’	Noncontrolling	Total
	Shares(i)	Amount	capital	reserve	deficit	loss	equity	interests	equity
Balance as of December 31, 2021	364,138	60	4,566,956	6,051	(4,237,604)	1,091	336,554	41,157	377,711
Net loss	—	—	—	—	(291,674)	—	(291,674)	(30,822)	(322,496)
Foreign currency translation adjustment	—	—	(25,057)	—	—	23,206	(1,851)	(23)	(1,874)
Provision for statutory reserve	—	—	—	195	(195)	—	—	—	—
Shares issued for conversion of convertible debt	20,983	3	3,679	—	—	—	3,682	—	3,682
Stock-based compensation	—	—	17,684	—	—	—	17,684	—	17,684
Capital contribution from noncontrolling shareholders	—	—	351	—	—	—	351	544	895
Disposal of property to a related party under common control	—	—	(13,128)	—	—	—	(13,128)	—	(13,128)
Disposal of subsidiary	—	—	(351)	—	—	—	(351)	15,269	14,918
Round-up of fractional shares in connection with share consolidation	350
Balance as of December 31, 2022	385,471	63	4,550,134	6,246	(4,529,473)	24,297	51,267	26,125	77,392
Adoption of ASC 326	—	—	—	—	(6,308)	—	(6,308)	—	(6,308)
Net loss	—	—	—	—	(4,864)	—	(4,864)	(17,692)	(22,556)
Foreign currency translation adjustment	—	—	—	—	—	(1,543)	(1,543)	(5)	(1,548)
Provision for statutory reserve	—	—	—	203	(203)	—	—	—	—
Shares issued for conversion of convertible debt	213,138	36	15,174	—	—	—	15,210	—	15,210
Stock-based compensation	18,332	—	8,207	—	—	—	8,207	—	8,207
Capital contribution from noncontrolling shareholders	—	—	—	—	—	—	—	500	500
Disposal of subsidiaries	—	—	—	—	—	—	—	(1,377)	(1,377)
Round-up of fractional shares in connection with share consolidation	34,224
Balance as of December 31, 2023	651,165	99	4,573,515	6,449	(4,540,848)	22,754	61,969	7,551	69,520
Net loss	—	—	—	—	(69,251)	—	(69,251)	(10,716)	(79,967)
Foreign currency translation adjustment	—	—	—	—	—	7,433	7,433	(47)	7,386
Capital contribution from shareholder	80,000	14	1,691	—	—	—	1,705	—	1,705
Exercise of Warrant	25,000	4	426	—	—	—	430	—	430
Stock-based compensation	—	—	28,849	—	—	—	28,849	—	28,849
Exercise of share options	1,387,682	238	(238)	—	—	—	—	—	—
Capital contribution from noncontrolling shareholders	—	—	—	—	—	—	—	193	193
Disposal of subsidiaries	—	—	—	—	—	—	—	(72)	(72)
Disposal of Ucommune Venture VIE	—	—	68,801	(2,589)	—	—	66,212	45,418	111,630
Loan exempt from related parties	—	—	3,662	—	—	—	3,662	—	3,662
Distribution of dividend to noncontrolling interest shareholders	—	—	—	—	—	—	—	(98)	(98)
Balance as of December 31, 2024 in RMB	2,143,847	355	4,676,706	3,860	(4,610,099)	30,187	101,009	42,229	143,238
Balance as of December 31, 2024 in USD	2,143,847	49	640,706	529	(631,581)	4,136	13,839	5,785	19,624

(i)	Par value of ordinary shares and share data have been retroactively restated to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company, and a share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2h)
Cash flows from operating activities:
Net loss	(322,496)	(22,556)	(79,967)	(10,957)
Less: net loss from discontinued operations	(27,446)	(15,051)	(4,496)	(616)
Net loss from continuing operations	(295,050)	(7,505)	(75,471)	(10,341)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	42,447	16,430	9,357	1,282
Amortization of intangible assets	3,946	1,437	472	65
Loss on disposal of property, equipment and other long-lived assets	4,065	14,146	2,558	350
Gain from termination of right-of-use assets	(27,347)	(30,427)	(953)	(131)
Loss on disposal of intangible assets	—	95	—	—
Loss on disposal of creditor’s right of long-term prepaid expense	—	46,866	—	—
Impairment of long-lived assets and long-term prepaid expenses	111,308	29,109	967	132
Impairment of long-term investment	—	25,603	17,979	2,463
Impairment of Goodwill	16,991	—	—	—
(Gain)/Loss on disposal of subsidiaries	(22,951)	(112,792)	607	83
Gain on dissolution of subsidiaries	—	(16,932)	—	—
Gain on disposal of long-term investments	—	(6,370)	—	—
Amortization of right-of-use assets	140,123	62,401	18,771	2,572
Change in fair value of warrant liabilities	(9,062)	(9,099)	(4,949)	(678)
Change in fair value of put option liabilities	(706)	(373)	—	—
Share-based compensation	14,721	25,722	11,333	1,553
Credit loss	10,212	16,854	(3,599)	(493)
(Gain)/Loss from equity method investment	—	(795)	483	66
Deferred income tax benefit	(343)	(19)	—	—
Interest expense/(income)	15,916	(1,395)	496	68
Other expense/(income), net	—	1,174	(29,885)	(4,092)
Changes in operating assets and liabilities:
Accounts receivable	(75,030)	111,209	15,279	2,093
Prepaid expenses and other current assets	(52,937)	(11,892)	31,298	4,288
Amount due from related parties	31,685	(30,629)	(47,008)	(6,440)
Long-term prepaid expenses	—	25,269	—	—
Rental deposit, non-current	9,590	4,409	(887)	(122)
Accounts payable	(20,205)	(40,199)	7,522	1,031
Accrued expenses and other current liabilities	35,331	(32,033)	(8,305)	(1,138)
Deferred workspace membership fee	(27,592)	(3,216)	(2,732)	(374)
Contract liabilities	(7,229)	(5,829)	(226)	(31)
Income tax payable	785	7,545	6,375	873
Deferred subsidy income	(2,239)	(2,163)	(644)	(88)
Amount due to related parties	18,315	(25,316)	67,789	9,287
Lease liabilities	(85,993)	(37,904)	(5,982)	(820)
Refundable deposits from members, non-current	(11,168)	1,117	(3,142)	(430)
Net cash (used in)/provided by operating activities from continuing operations	(182,417)	14,498	7,503	1,028
Net cash provided by/(used in) operating activities from discontinued operations	6,520	2,498	(3,640)	(499)
Net cash (used in)/provided by operating activities	(175,897)	16,996	3,863	529

UCOMMUNE INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2h)
Cash Flows from investing activities
Purchase of short-term investments	(209,180)	(99,753)	(34,538)	(4,732)
Redemption of short-term investments	227,883	90,476	51,788	7,095
Purchase of property and equipment	(12,994)	(13,524)	(4,924)	(675)
Proceeds from disposal of property and equipment	6,977	85	29	4
Loan collected from third parties	5,000	—	—	—
Loan provided to related parties	—	—	(473)	(65)
Loan collection from related parties	—	—	343	47
Proceeds from disposal of long-term investments	—	6,370	—	—
Proceeds from settlement of non-current assets	—	35,000	5,000	685
Cash net decrease due to disposal of subsidiaries	(1,089)	(1,793)	—	—
Cash net decrease due to termination of the Ucommune Venture VIE Agreement	—	—	(5,670)	(777)
Collection of cash in Trust Account	19,271	—	—	—
Net cash provided by investing activities from continuing operations	35,868	16,861	11,555	1,582
Net cash used in investing activities from discontinued operations	(7,219)	(154)	(169)	(23)
Net cash provided by investing activities	28,649	16,707	11,386	1,559

Cash flows from financing activities
Capital contribution from shareholders	—	—	1,705	234
Distribution of dividend to noncontrolling interest shareholders	—	—	(98)	(13)
Capital contribution from noncontrolling shareholders	895	—	—	—
Loan repaid to related parties	—	(12,000)	(2,622)	(359)
Loan received from related parties	12,000	—	2,528	346
Loan received from third parties	14,846	1,539	9,658	1,323
Loan repaid to third parties	(61,238)	(7,305)	(814)	(112)
Redemption of convertible bond	—	(5,482)	—	—
Cash received from issuing convertible bond	17,684	—	—	—
Cash received from exercise of warrant	—	—	430	59
Net cash (used in)/provided by financing activities from continuing operations	(15,813)	(23,248)	10,787	1,478
Net cash provided by/(used in) financing activities from discontinued operations	894	(7,541)	7,298	1,000
Net cash (used in)/provided by financing activities	(14,919)	(30,789)	18,085	2,478

Effects of exchange rate changes	(1,083)	(886)	7,165	982
Net (decrease)/increase in cash, cash equivalents and restricted cash	(163,250)	2,028	40,499	5,548
Cash, cash equivalents and restricted cash – beginning of the period	216,495	53,245	55,273	7,573

Cash and cash equivalents	53,245	54,288	95,772	13,121
Restricted cash, current	—	985	—	—
Cash, cash equivalents and restricted cash – end of the period	53,245	55,273	95,772	13,121
Less: Cash, cash equivalents and restricted cash of discontinued operations	7,110	1,913	5,402	740
Cash, cash equivalents and restricted cash – end of the period from continuing operations	46,135	53,360	90,370	12,381

Supplemental disclosure of cash flow information from continuing operations:
Interest paid	9,132	3,834	1,614	221
Income taxes paid	698	58	—	—

Supplemental disclosure of noncash information from continuing operations:
Payable for purchase of property and equipment	30,965	2,511	—	—
Payable for investments and acquisitions	5,006	—	—	—
Right-of-use assets obtained in exchange for new operating lease liabilities	42,215	12,980	—	—
ROU assets disposed as reduction of operating lease liabilities due to lease termination	290,316	140,507	32,375	4,435
Disposal of property to related party as settlement of payable	24,150	—	—	—
Conversion of convertible bond’s principal	1,940	15,199	—	—
Disposal of properties and prepaid expenses and other current assets in exchange for long-term investments	—	48,300	—	—
Settlement of accrued expenses and other current liabilities with other non-current assets	—	—	15,685	2,149
Settlement of other non-current assets with properties	—	—	54,200	7,425
Accrued payroll payable settled by share-based compensation	—	—	17,516	2,400
Loan exempt from related party	—	—	3,662	502

UCOMMUNE INTERNATIONAL LTD.
NOTES TO CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2022, 2023 and 2024
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

Reorganization and termination of VIE agreement

From May to September 2024, the Company has also carried out a series of restructuring transactions and several subsidiaries were transferred from Ucommune (Beijing) Venture Investment Co., Ltd. (“Ucommune Venture”), a variable interest entity of the Company to Beijing U Bazaar Technology Co., Ltd (“Beijing U Bazaar”), another VIE of the Group, and Youshenghengtong (Beijing) Technology Co., Ltd. (“WFOE”), a wholly foreign-owned enterprise of the Company. Since the transactions parties were under common control by the Company at the transaction date, no disposal gain/losses were recognized.

On September 20, 2024, WFOE issued a notice (“Notice of Termination”) to terminate the Ucommune Venture VIE Agreements (as defined below) to Ucommune Venture, and the existing shareholders of Ucommune Venture. As a result, the series of contractual arrangements entered into by and among WFOE, Ucommune Venture and/or its shareholders (the “Ucommune Venture VIE Agreements”), including exclusive business cooperation agreement, equity pledge agreement, exclusive option agreement, shareholders’ voting rights proxy agreement and spousal consent letter, was terminated in accordance with the terms therein following 30 calendar days after the delivery date of the Notice of Termination. On October 26, 2024, the Ucommune Venture VIE Agreements were terminated and by which time Ucommune Venture and its subsidiaries were deconsolidated, and their financial results were no longer included in the Group’s consolidated financial statements.

After these transactions, the Company’s workspace membership business for mid- to large-sized enterprise members and marketing and branding business were continued to be operated by the Company, with the financial results being included in the Company’s consolidated financial statements; and certain non-core businesses of the Company was disposed in connection with the Notice of Termination.

No gain or loss were recognized for this transaction for the year ended December 31, 2024. The impact was reflected as increase of additional-paid-in-capital in the statement of change in shareholders’ equity of RMB14,172, excluding the portion related to discontinued operation. The net loss, excluding the portion related to discontinued operation, from Ucommune Venture and its subsidiaries attribute to the Company and non-controlling interest was RMB44,973 and RMB5,492, respectively, for the year ended December 31, 2024.

As of December 31, 2024, the Company’s major subsidiaries and its VIEs were as follow:

Name	Later of date of establishment or acquisition	Place of establishment	Percentage of legal ownership of the Company	Principal activities
Major Subsidiaries of the Company:
Ucommune Group Holdings Limited	September 21, 2018	Cayman	100%	Investment holding
Ucommune Group Holdings (Hong Kong) Limited (“Ucommune HK”)	December 7, 2018	Hong Kong	100%	Shared workspace
Youshenghengtong (Beijing) Technology Co., Ltd. (“WFOE”)	January 3, 2019	PRC	100%	Technology and internet service
Melo, Inc.	May 15, 2019	Delaware	100%	Technology Innovation
Melo Hongkong Limited	May 15, 2019	Hong Kong	100%	Technology Innovation
Beijing Melo Technology Co. Ltd	May 15, 2019	PRC	100%	Technology Innovation
Beijing Litong Huida Information Technology Co., Ltd	November 17, 2023	PRC	100%	Technology and internet service
Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd. (“Shengguang Zhongshuo”)	December 20, 2018	PRC	51%	Marketing service
VIEs:
Beijing UBazaar Technology Co., Ltd (“Beijing U Bazaar”)	August 29, 2018	PRC	Nil	Technology and internet service
Major VIEs’ subsidiaries:
Beijing Ucommune Zhongke Venture Capital Co., Ltd.	September 7, 2015	PRC	Nil	Shared workspace
Ucommune (Beijing) Venture Service Wuhan Co., Ltd.	November 1, 2016	PRC	Nil	Shared workspace
Shanghai Yueban Enterprise Consulting Management Co., Ltd.	March 15, 2021	PRC	Nil	Shared workspace

a. The VIE arrangements

The Company operates substantially all of its business through its VIEs including Beijing U Bazaar. On May 20, 2019, WFOE entered into a series of contractual arrangements with Ucommune Venture, Beijing U Bazaar, and the respective equity interest holders. The series of contractual agreements include exclusive business cooperation agreement, exclusive call option agreement, equity pledge agreement, powers of attorney and spousal consent letters.

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

The Group’s business has been directly operated by the VIEs and their subsidiaries. As of December 31, 2023 and 2024, the VIEs and their subsidiaries accounted for an aggregate of 91.9% and 45.4%, respectively, of the Group’s consolidated total assets, and 96.4% and 75.8% respectively of the Group’s consolidated total liabilities.

The following financial information of the Company’s VIEs and VIEs’ subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 was included in the accompanying consolidated financial statements:

	As of December 31,
	2023	2024
	RMB	RMB	USD
Cash and cash equivalents	49,941	6,960	954
Other current assets	131,826	19,602	2,685
Current assets of discontinued operations	65,230	—	—
Total current assets	246,997	26,562	3,639
Property and equipment, net	54,386	5,665	776
Right-of-use assets, net	141,929	89,832	12,307
Other non-current assets	95,246	22,032	3,018
Non-current assets of discontinued operations	646	—	—
Total non-current assets	292,207	117,529	16,101
TOTAL ASSETS	539,204	144,091	19,740
Accounts payable	95,263	7,089	971
Lease liabilities, current	36,582	7,984	1,094
Other current liabilities	157,598	90,631	12,416
Current liabilities of discontinued operations	129,548	—	—
Total current liabilities	418,991	105,704	14,481
Lease liabilities, non-current	70,628	20,977	2,874
Other non-current liabilities	9,185	5,098	698
Total non-current liabilities	79,813	26,075	3,572
Total liabilities	498,804	131,779	18,053

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Net revenues	560,604	389,403	148,241	20,309
Net loss from continuing operations	(289,669)	(23,832)	(142,896)	(19,577)
Net loss from discontinued operations	(27,446)	(15,051)	(4,496)	(616)
Net cash (used in)/provided by operating activities from continuing operations	(59,350)	11,321	(47,033)	(6,443)
Net cash provided by/(used in) operating activities from discontinued operations	6,520	2,498	(3,640)	(499)
Net cash provided by/(used in) investing activities from continuing operations	14,474	17,417	(5,695)	(780)
Net cash used in investing activities from discontinued operations	(7,219)	(154)	(169)	(23)
Net cash (used in)/provided by financing activities from continuing operations	(33,497)	(17,588)	8,762	1,200
Net cash provided by/(used in) financing activities from discontinued operations	894	(7,541)	7,298	1,000

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

b. Going Concern and impact of COVID-19 pandemic

The Group has incurred recurring operating losses since its inception, including net losses from continuing operations of RMB295.1 million, RMB7.5 million and RMB75.5 million for the years ended December 31, 2022, 2023 and 2024, respectively. Accumulated deficit was RMB4,610.1 million as of December 31, 2024. As of December 31, 2024, the Company had cash and cash equivalents of RMB90.4 million, and negative working capital of RMB2.0 million. The COVID-19 pandemic negatively impacted the Group’s business operations for the years ended December 31, 2022. In 2023 and 2024, although the restrictions related to COVID-19 have been lifted, its influence over the economy continued to impact the Company’s financial position, results of operations and cash flows. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

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

The Group continues to explore opportunities to grow its business. However, it has not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve stable net profit and positive cash flows from operating activities, and the Group expects the operating losses will continue for the foreseeable future. If it is unable to grow the business to achieve economies of scale in the future, it will become even more difficult for the Group to sustain a sufficient source of cash to cover its operating costs. There can be no assurance, however, that the Group will be able to obtain additional financing on terms acceptable to the Group, in a timely manner, or at all. In the event that financing sources are not available, or that the Group is unsuccessful in increasing its gross profit margin and reducing operating losses, the Group may be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the Group’s business, financial condition and results of operations and would materially adversely affect its ability to continue as a going concern.

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

These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. The Group bases its estimates on past experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, impairment of right-of-use (“ROU”) assets, other long-lived assets, and goodwill and long-term investments. Actual results may differ materially from those estimates.

b. Principles of consolidation

The accompanying consolidated financial statements include the financial information of the Company and its subsidiaries, the VIEs and VIEs’ subsidiaries. All intercompany balances and transactions were eliminated upon consolidation.

c. Discontinued operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held-for-sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale.

For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Company has reclassified certain comparative balances in the consolidated balance sheet as of December 31, 2023 and certain comparative amounts in the consolidated statements of operations for the years ended December 31, 2022 and 2023 to conform to the current year’s presentation. The results of discontinued operations for the years ended December 31, 2022 and 2023 have been reflected separately in the consolidated statement of operations as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations of the three categories for the years ended December 31, 2022 and 2023 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

d. Foreign currency translation and transactions

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

The Group recorded RMB13,005, RMB2,510 and RMB950 impairment losses on its ROU assets, RMB875, RMB774 and RMB17 impairment losses on its property and equipment, RMB8,808, nil and nil impairment losses on its intangible assets, RMB88,620, RMB25,825 and nil impairment losses on its other non-current assets during the years ended December 31, 2022, 2023 and 2024, respectively.

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

g. Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, short-term investments, amounts due from/to related parties, accounts receivable, prepaid expenses and other current assets, accounts payable, warrant liability and other liabilities.

As of December 31, 2023 and 2024, the carrying values of cash and cash equivalents, short-term investments, accounts receivable, prepaid expenses and other current assets, accounts payable, warrant liability and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.

h. Convenience translation

The Group’s business is primarily conducted in China and substantially all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB7.2993 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2024, or at any other rate.

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

k. Allowance for credit losses

On January 1, 2023, the Group adopted ASC 326, Credit Losses (“ASC 326”) which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Group used a modified retrospective approach and did not restate the comparable prior periods, which resulted in RMB5,376 credit losses for accounts receivable and RMB85 credit losses for prepayment and other current assets recorded in the opening balance of accumulated deficit, a cumulative effect to increase the opening balance of accumulated deficit on January 1, 2023 by RMB5,461.

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

Management has determined that the Group has three reporting units within the entity at which goodwill is monitored for internal management purposes. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using the quantitative impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not that the fair value of one reporting units are less than its carrying amount as of December 31, 2022.

During the year 2022, management performed qualitative assessment for the others reporting unit and considers primary factors such as the impact of COVID-19, overall financial performance of the reporting unit, continuous decrease in the Group’s share price and other specific information related to the operations.

Based on the result of the Group’s goodwill impairment assessment, RMB16,991 impairment loss were recognized for the years ended December 31, 2022. There was no carrying value of goodwill since December 31, 2022.

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

Termination of a lease before the expiration of the lease term is accounted by removing the right-of-use asset and the lease liability, with gain or loss recognized for the difference. A termination penalty paid or received upon termination that was not already included in the lease payments is generally included in the gain or loss on termination. The Group recorded gain from termination of leases of RMB27,347, RMB30,427 and RMB953 for the years ended December 31, 2022, 2023 and 2024 in other income, net in the consolidated statement of operations, respectively.

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

Operating lease income from fixed payments and variable lease income for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating lease income from fixed payments	258,796	124,140	68,558
Variable operating lease income	—	—	—
Total	258,796	124,140	68,558

Lease payments receivable for the following five years as of December 31, 2024 were as follows:

As of December 31, 2024
RMB
2025	32,611
2026	18,182
2027	8,859
2028	6,814
2029	6,814
Thereafter	54,547
Total	127,827

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

(iii) Other services revenue

Other services revenue primarily consists of 1) co-working space management fees, 2) SaaS services, IOT solutions and technical support revenue and 3) charges to members for ancillary services including printing and copying, etc. The Group identified the services as one single performance obligation.

1) Co-working space management fees

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

2) SaaS services, IOT solutions and technical support revenue

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

3) Ancillary services revenue

The Group recognizes revenue at a point in time when respective ancillary services including printing and copying services are rendered to members.

Contract liabilities primarily result from the timing difference between the Group’s satisfaction of performance obligation and the customers’ payment. Substantial all marketing and branding revenue, and other services revenue is recognized over time during the years ended December 31, 2023 and 2024. Balance of contract liabilities were RMB5,079 and RMB1,751 as of December 31, 2023 and 2024, respectively. Revenue recognized that was included in deferred revenue balance at the beginning of year were RMB14,736, RMB5,257 and RMB2,729 for the years ended December 31, 2022, 2023 and 2024, respectively.

t. Cost of revenue (excluding impairment loss)

Cost of revenue (excluding impairment loss) primarily consists of lease expenses, employee compensation and benefits, depreciation and amortization and other workspace operational costs such as utilities, maintenance, daily cleaning, insurance costs, office expenses, and consumables.

u. Government subsidies

The government subsidies provided by the local government mainly included funding to support the development of the Group’s business. The Group reports government subsidies as subsidy income when received from local government authority with no limitation on the use of the subsidies. From time to time, the Group receives government subsidies related to government sponsored projects and records such government subsidies as a liability when received and recognizes as income when the performance obligation is met or fulfilled. For the years ended December 31, 2022, 2023 and 2024, RMB6,325, RMB8,464 and RMB804 were received and recognized as other income in the Group’s consolidated statements of operations, respectively.

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

aa. Net loss per share

Basic and diluted loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights for Class B ordinary shares to be converted into Class A ordinary shares on one-to-one basis, as such, this two class share structure has no impact to the loss per share calculation. Basic loss per share and diluted loss per share are the same for each Class A ordinary shares and Class B ordinary shares. The two classes of ordinary shares have been presented on a combined basis in the consolidated statements of operations and in the computation of net loss per share.

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

During the years ended December 31, 2022, 2023 and 2024, the Group has ordinary shares issuable upon the exercise of share options, unit purchase options, warrants and conversion of convertible bonds as potentially dilutive ordinary shares and are excluded from the calculation for the period, as their effects would be anti-dilutive.

bb. Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB51,000 and RMB72,735 as of December 31, 2023 and 2024, respectively.

Interest rate risk

The Group is exposed to the impact of interest rate changes primarily through its variable-rate borrowings. As of December 31, 2023 and 2024, the Group has nil and nil short-term borrowings with variable interest rates.

Concentration risks

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and short-term investments. As of December 31, 2023 and 2024, substantially all of the Group’s cash and cash equivalents and short-term investments were deposited in financial institutions located in the PRC. There are two customers from marketing and branding service segment individually represent 20.2% and 16.0% of total revenue for the year ended December 31, 2022. There are two customers from marketing and branding service segment individually represent 21.3% and 19.5% of total revenue for the year ended December 31, 2023. There are two customers from marketing and branding service segment individually represent 22.8% and 11.9% of total revenue for the year ended December 31, 2024.

There are two and two customers individually represent greater than 10% of total accounts receivable as of December 31, 2023 and 2024, respectively. Their aggregated percentage to total accounts receivable is 39.9% and 70.8% as of December 31, 2023 and 2024, respectively.

There is one, one and one supplier that individually represent greater than 10% of the total cost of revenue (excluding impairment loss) for the years ended December 31, 2022, 2023 and 2024. No supplier individually represent greater than 10% of total accounts payable as of December 31, 2023. There are two suppliers individually represent greater than 10% of total accounts payable as of December 31, 2024. Their aggregated percentage to total accounts payable is 32.0% as of December 31, 2024.

cc. Segment reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the year ended December 31, 2024, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements and related disclosures.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is the CEO. The Group has three operating segments identified including workspace membership, marketing and branding, and others.

dd. Recent accounting pronouncements not yet adopted

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

In November 2024, the FASB issued ASU No.2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027 either prospectively or retrospectively. Early adoption is permitted. The Group does not expect to adopt the update early and is evaluating the impact on its consolidated financial statements.

3. DISCONTINUED OPERATION

On October 26, 2024, the Ucommune Venture VIE Agreements were terminated and by which time Ucommune Venture and its subsidiaries were deconsolidated, and certain businesses of the Company were disposed accordingly. (Note 1)

The disposal of interior design and construction business represented a strategic shift that had a major effect on the Company’s operations and financial results, and was accounted for as discontinued operation. Accordingly, assets, liabilities, results of operations, and cash flows related to interior design and construction business have been reflected in the accompanying consolidated financial statements as discontinued operation for all periods presented.

The assets and liabilities are included in the captions “Current assets of discontinued operations”, “Non-current assets of discontinued operations” and “Current liabilities of discontinued operations”, in the accompanying balance sheets at December 31, 2023 consist of the following:

As of December 31,
2023
RMB
Cash and cash equivalents	1,913
Short-term investments	130
Accounts receivable, net of allowance of RMB14,109 as of December 31, 2023	39,440
Prepaid expenses and other current assets, net	9,176
Amounts due from related parties, current	14,571
Property and equipment, net	119
Right-of-use assets, net	527
Total assets of discontinued operations	65,876

Balance sheet classification:
Current assets of discontinued operations	65,230
Non-current assets of discontinued operations	646
Total assets of discontinued operations	65,876

Accounts payable	103,055
Accrued expenses and other current liabilities	23,525
Amounts due to related parties, current	65
Contract liabilities	2,558
Lease liabilities, current	345
Total liabilities of discontinued operations	129,548

Balance sheet classification:
Current liabilities of discontinued operations	129,548
Total liabilities of discontinued operations	129,548

The condensed cash flows of interior design and construction business were as follows for the years ended December 31, 2022, 2023 and for the period from January 1, 2024 to October 26, 2024, are included in the consolidated statements of cash flows of the Company as cash flow from discontinued operation:

	For the years ended December 31,		For the period from January 1 to October 26,
	2022	2023	2024
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	6,520	2,498	(3,640)
Net cash used in investing activities	(7,219)	(154)	(169)
Net cash provided by/(used in) financing activities	894	(7,541)	7,298

Interior design and construction business results of operations for the years ended December 31, 2022, 2023 and for the period from January 1, 2024 to October 26, 2024, shown in the table below, are included in the consolidated statement of operations as “net loss from discontinued operations” for those respective periods, after intercompany eliminations, as applicable.

	For the years ended December 31,		For the period from January 1 to October 26,
	2022	2023	2024
	RMB	RMB	RMB
Net revenue	82,931	70,417	37,034
Cost of revenue	(78,320)	(70,035)	(38,145)
Impairment loss on goodwill	(26,020)	—	—
Sales and marketing expenses	(766)	(228)	—
General and administrative expenses	(5,043)	(15,927)	1,899
(Loss)/Income from operations of discontinued operations	(27,218)	(15,773)	788
Interest expense, net	(234)	(556)	(876)
Subsidy income	—	107	—
Gain/(Loss) on disposal of subsidiaries	58	—	(4,408)
Other income/(expense), net	110	(162)	—
Loss before income taxes and loss from equity method investments	(27,284)	(16,384)	(4,496)
Provision for income taxes	(162)	1,333	—
Loss from discontinued operation, net of tax	(27,446)	(15,051)	(4,496)

No gain or loss were recognized for the disposal of discontinued operation for the year ended December 31, 2024. The impact was reflected as increase of additional-paid-in-capital in the statement of change in shareholders’ equity of RMB54,629.

The significant accounting policy of discontinued operation, except those disclosed in Note 2 are summarized as below.

a. Revenue recognition

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

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Account receivable	79,300	29,323
Less: Allowance for credit losses	(32,647)	(7,803)
Total	46,653	21,520

The following table provide a summary of changes of the allowance for credit loss for the years ended December 31, 2023 and 2024:

	December 31,
	2023	2024
	RMB	RMB
Balance at beginning of period	20,188	32,647
Adoption of ASC 326	5,376	—
Amounts charged to expenses	10,597	924
Amounts written off	(195)	(1,416)
Disposal of subsidiaries	(3,319)	(24,352)
Balance at end of period	32,647	7,803

As of December 31, 2023 and 2024, all accounts receivable was due from third party customers. Provision for credit losses for the years ended December 31, 2022, 2023 and 2024 were RMB861, RMB10,597 and RMB924, respectively.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Advances to suppliers(i)	25,053	5,572
Prepaid VAT	21,396	12,416
Rental deposit, current	6,874	1,505
Staff advances	3,758	1,308
Prepaid consulting expenses	2,439	35
Other short-term deposits	1,467	448
Prepaid short-term rent	8,055	1,052
Interest receivable	346	85
Receivables from third-party payment platform	212	7
Creditor’s rights of Hunan Longxi	5,000	—
Others(ii)	26,911	9,566
Total	101,511	31,994
Less: Provision for credit losses	(25,393)	(8,444)
Total	76,118	23,550

Notes:

(i)	Advances to suppliers mainly includes prepaid advertising costs and prepaid operation expenses.

(ii)	Others mainly includes the loans provided to third parties and the non-trade receivables from third parties.

The following table provide a summary of changes of the provision for credit loss for the years ended December 31, 2023 and 2024:

	December 31,
	2023	2024
	RMB	RMB
Balance at beginning of period	30,498	25,393
Adoption of ASC 326	85	—
Amounts charged to expenses	6,257	(4,523)
Amounts written off	(6,512)	(1,970)
Disposal of subsidiaries	(4,935)	(10,456)
Balance at end of period	25,393	8,444

Provision for credit losses for prepayment and other current assets for the year ended December 31, 2022, 2023 was RMB9,351, RMB6,257 and reversal for credit losses for prepayment and other current assets for the year ended December 31, 2024 was RMB4,523, respectively.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Leasehold improvement	88,800	21,622
Buildings	42,327	54,200
Furniture	3,475	529
Office equipment	10,551	1,212
Total cost of property and equipment	145,153	77,563
Less: Accumulated depreciation	(79,811)	(10,950)
Impairment	(10,954)	(6,709)
Total	54,388	59,904

Depreciation expenses for the years ended December 31, 2022, 2023 and 2024 were RMB42,447, RMB16,430 and RMB9,357, respectively.

Impairment loss for the years ended December 31, 2022, 2023 and 2024 were RMB875, RMB774 and RMB17, respectively.

Loss on disposal for the years ended December 31, 2022, 2023 and 2024 were RMB4,065, RMB14,146, and RMB2,558, respectively.

As of December 31, 2024, the Group had no significant outstanding capital commitments.

7. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Brand name	18,458	9,460
Patent	14,208	13,708
Customer relationship	12,978	10,460
Software	9,228	444
Others	562	—
Total cost of intangible assets	55,434	34,072
Less: accumulated amortization	(39,056)	(20,546)
Impairment	(13,526)	(13,526)
Intangible asset	2,852	—

The Group recorded amortization expense of RMB3,946, RMB1,437 and RMB472 for the years ended December 31, 2022, 2023 and 2024, respectively. The Group recorded impairment loss of RMB8,808, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

8. LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Equity method investments:
Shanghai Youmei Information Consulting Co., Ltd. (Youmei)(a)	18,462	—
Qingdao Rongzemingzhi Network Technology Co., Ltd. (Rongzemingzhi)(b)	11,782	—
Other equity method investments(c)	6,929	686
Less: impairment loss on equity method investments	(18,711)	(686)

Equity securities without readily determinable fair values investments:
Hangzhou Renjunxing Technology Co., Ltd (Renjunxing)(d)	18,681	18,681
Green fire Decoration Engineering (Beijing) Co., Ltd. (Green Fire)(e)	13,821	—
Other equity securities without readily determinable fair values investments(f)	15,910	200
Less: impairment loss on equity securities without readily determinable fair values investments	(21,321)	—
Total	45,553	18,881

Notes:

(a)	In April 2023, the Group acquired 25.53% of equity interest of Youmei through nonmonetary transaction with Youmei, a We Media Company for study abroad and education, in exchange of the Group’s building located in Ningbo, Zhejiang Province. The cost of equity interest acquired in exchange is initially measured at the fair value of the building that the Group surrendered to obtain the equity interest which is RMB17,647. Gain of this nonmonetary transaction was RMB1,353. As the Group has the ability to exercise significant influence but does not have control over the investee, the investment was accounted for by using equity method. The investment has been fully impaired since June 30, 2024. In October 2024, the investment was disposed due to the termination of the Ucommune Venture VIE Agreement.

(b)	In March 2023, the Group acquired 29.51% of equity interest of Rongzemingzhi through nonmonetary transactions with Rongzemingzhi, a software design and development Company, in exchange of the Group’s building located in Ningbo, Zhejiang Province. The cost of equity interest acquired in exchange is initially measured at the fair value of the building that the Group surrendered to obtain the equity interest which is RMB11,802. Gain of this nonmonetary transaction was RMB909. As the Group has the ability to exercise significant influence but does not have control over the investee, the investment was accounted for by using equity method. As of December 31, 2023, Rongzemingzhi was fully impaired. In October 2024, the investment was disposed due to the termination of the Ucommune Venture VIE Agreement.

(c)	All of the other equity method investments has been fully impaired since December 31, 2021. In October 2024, the majority of other equity method investments were disposed due to the termination of the Ucommune Venture VIE Agreement.

(d)	In June 2023, the Group acquired 0.8974% of equity interest of Renjunxing through nonmonetary transactions with Renjunxing, a game Company, in exchange of the Group’s creditor’s right of prepaid rental expense receivables due to early termination of two leases of which carrying value is RMB18,681. The cost of equity interest acquired in exchange is initially measured at the fair value of the creditor’s right that the Group surrendered to obtain the equity interest which is equal to RMB18,681. As the Group does not have the ability to exercise significant influence over the investee, the investment was accounted for by using equity securities without readily determinable fair value.

(e)	In March 2021, the Group invested RMB13,821 in cash in Green fire, a decoration and material sales Company, for 10% equity interests. As the Group does not have the ability to exercise significant influence over the investee, the investment was accounted for by using equity securities without readily determinable fair value. The 10% equity interest was frozen in relation to a legal case regarding a lease of property. As of December 31, 2023, Green fire has been fully impaired. In October 2024, the investment was disposed due to the termination of the Ucommune Venture VIE Agreement.

(f)	The balance represents equity securities without readily determinable fair values for the Group does not have the ability to exercise significant influence over the investees. Among the total RMB15,910 equity securities without readily determinable fair values investments, RMB2,400 related to 6 long-term investments were frozen in relation to a legal case regarding a lease of property. In October 2024, the majority of other equity securities without readily determinable fair values were disposed due to the termination of the Ucommune Venture VIE Agreement..

9. LEASE

From the Perspective of Lessee

The Group leases real estate for terms between 2 to 20 years from real estate companies. The Group generally does not have options to extend or terminate leases, as the renewal or termination of relevant lease is on negotiation basis. Lease commences when the landlords make the space available for the Group to use.

The Group sub-leased the leased premises to provide various lease solutions. All of the Group’s leases are operating leases under ASC 842.

Supplemental balance sheet information related to the leases were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
ROU assets	141,929	89,832
Operating lease liabilities – current	(36,582)	(7,984)
Operating lease liabilities – non-current	(70,628)	(20,977)
Weighted average remaining lease terms	9.51 year	10.72 year
Weighted average incremental borrowing rate	10.49%	10.47%

The components of lease expenses for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating lease expenses for variable payments	9,136	7,382	—
Operating lease expenses for fixed payments	125,456	57,195	27,903
Short-term lease expenses	38,411	10,527	7,592
Total	173,003	75,104	35,495

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	85,993	37,904	5,982

Supplemental noncash information:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating lease liabilities arising from obtaining ROU assets	42,215	12,980	—
ROU assets disposed as reduction of operating lease liabilities due to lease termination	290,316	140,507	32,375

The future lease payments as of December 31, 2024 were as follows:

As of December 31, 2024
RMB
2025	7,570
2026	6,660
2027	5,660
2028	6,366
2029	6,490
Thereafter	3,580
Total lease payments	36,326
Less: imputed interest	(7,365)
Total lease liabilities	28,961

10. OTHER ASSETS, NON-CURRENT

	As of December 31,
	2023	2024
	RMB	RMB
Long-term receivable(i)	40,000	—
Total	40,000	—

Notes:

(i)	Long-term receivable represents the consideration receivable generated from the disposal of buildings to a third- party buyer. The Group filed appeal against the buyer because it did not repay the consideration on time as agreed. The local court has enforced asset preservation with properties value higher than the long-term receivable according to the Group’s appeal. The Group recorded RMB88,620 impairment losses on other non-current assets during the year ended December 31, 2022. In September 2023, the Group entered into an agreement with the subsidiary of the third-party buyer, Hunan Longxi, as settlement of the creditor’s rights on the non-current assets and the asset preservation was lifted. The payment contains RMB40,000 in cash and an additional RMB40,000 in cash or 20 properties of which fair value is RMB49,340, which would be settled before December 20, 2023 and further amended to March 22, 2024. The Group recorded RMB25,825 impairment loss on long-lived assets and long-term prepaid expenses based on the expected settlement amount of RMB80,000 with the carrying value of RMB105,825. As of December 31, 2023, the Group has received RMB35,000 in cash and RMB5,000 was reclassified as prepaid expenses and other current assets. On March 22, 2024, the Group and Hunan Longxi entered into a third amendment to amend the settlement date to September 22, 2024. The Group received RMB5,000 in cash and 20 properties in 2024. 5 of the 20 properties were used to settle the penalty payable with a third-party creditor, gain from this transaction was RMB6,874. Fair value of the other 15 properties was determined as RMB54,200 by the assistance of a third-party appraiser, which was used to settle the other non-current assets, gain from this transaction was RMB23,011.

11. FAIR VALUE MEASUREMENT

Measured at fair value on a non-recurring basis

The Group’s goodwill and intangible assets are primarily acquired through business acquisitions. Purchase price allocation are measured at fair value on a non-recurring basis as of the acquisition dates. The Group measures its goodwill and intangible assets at fair value on a non-recurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount exceeds its fair value. Acquired intangible assets are measured using the income approach — discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group recorded RMB16,991, nil and nil impairment loss on goodwill, RMB8,808, nil and nil impairment loss on intangible assets for the years ended December 31, 2022, 2023 and 2024, respectively.

The Group measures ROU assets, property and equipment and other long-lived assets on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The fair value is determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of future cash flow and the discount rate. The Group recorded RMB13,005, RMB2,510 and RMB950 impairment losses on its ROU assets, RMB875, RMB774 and RMB17 impairment losses on property and equipment for the years ended December 31, 2022, 2023 and 2024, respectively.

There is no transfer between different levels during the years ended December 31, 2022, 2023 and 2024.

Measured at fair value on a recurring basis

The Group measures warrant liabilities on a recurring basis. The fair value is determined using models with significant unobservable inputs (Level 3 inputs).

The following table presents the fair value hierarchy for the Group’s liabilities that are measured and recorded at fair value as of December 31, 2023 and 2024:

	As of December 31, 2024
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at fair value
	RMB	RMB	RMB	RMB
Warrant liabilities	—	—	467	467

	As of December 31, 2023
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at fair value
	RMB	RMB	RMB	RMB
Warrant liabilities	—	—	5,383	5,383

The Company adopted Black Scholes model to assess the warrant’s fair value. The valuation involves complex and subjective judgements as well as the Company’s best estimates on the valuation date. Key inputs related to the Black Scholes model for the valuation of the fair value of warrants are as follows:

	For the years ended December 31,
	2023		2024
	RMB		RMB
Risk-free interest rate		3.88% – 4.86%		4.26%
Volatility		41.06% – 43.11%		52.71%
Dividend yield		—		—
Life of warrants (in years)		1.00 – 5.07		4.07
Fair value of underlying ordinary shares*	US$	3.71	US$	1.18

*	The fair value of underlying ordinary shares is presented on a retroactive basis to reflect the Company’s share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Penalty payable(i)	47,419	8,620
Refundable deposits from members, current	14,899	4,044
Payable for investments and acquisitions	5,006	—
Payable to former shareholders of acquirees	9,279	—
Accrued payroll(ii)	28,195	9,503
VAT payable	1,874	474
Other taxes payable	2,101	902
Interests payable	82	65
Third-party loans(iii)	23,243	330
Amounts reimbursable to employees	1,588	220
Others	—	8,634
Total	133,686	32,792

Notes:

(i)	This item represents penalty for early termination of lease, overdue rent and legal proceedings.

(ii)	On January 1, 2024, the Group granted 620,000 share options to employees under the 2020 Plan at an exercise price of US$0.00021 per share, respectively. The expiration date of the share options was the 10th anniversary of the date of grant. The option shall 100% vest and become exercisable upon the date of grant. The grant date fair value of option is estimated to be RMB17,516. The Group accrued RMB17,516 payroll payable in accrued expense and other current liabilities as of December 31, 2023.

(iii)	This item represents loans borrowed from third party individuals or companies with annual interest rate from 0% to 10%.

13. COST OF REVENUE (EXCLUDING IMPAIRMENT LOSS)

Cost of revenue (excluding impairment loss) consisted of the following:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Lease expenses	167,264	69,053	35,065
Employee compensation and benefits	67,245	37,529	20,958
Depreciation and amortization	49,001	16,327	9,621
Advertising costs	267,901	205,887	80,966
Construction and design costs	1,360	1,003	1,005
Other operating costs(i)	103,876	54,950	26,878
Total	656,647	384,749	174,493

Notes:

(i)	Including utilities, maintenance, daily cleaning and others.

14. INCOME TAXES

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

Hong Kong

Ucommune HK was established in Hong Kong and is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2,000 Hong Kong dollars of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable profit for the years ended December 31, 2022, 2023 and 2024.

Singapore

Ucommune Singapore Pte. Ltd. and Ucommune Technology Pte. Ltd. were established in Singapore and are subject to Singapore corporate income taxes at the rate of 17% for the years ended December 31, 2022, 2023 and 2024.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

For qualified small and low-profit enterprises, from January 1, 2022 to December 31, 2022, 12.5% of the first RMB1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB1.0 million but not exceeding RMB3.0 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2022, 2023 and 2024, some PRC subsidiaries are qualified small and low-profit enterprises as defined, and thus they are eligible for the above preferential tax rates for small and low-profit enterprises.

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current tax expense	1,359	7,567	6,369
Deferred tax benefit	(343)	(19)	—
Total	1,016	7,548	6,369

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets:
Allowance for credit losses	12,164	2,171
Impairment loss on long-lived assets and long-term prepaid expenses	53,832	18,601
Impairment loss on long-term investments	17,920	1,036
Accrued Liabilities	12,401	2,155
Deductible temporary difference related to advertising expenses	4,602	3
Deferred subsidy income	289	—
Net operating loss carrying forwards	299,922	25,742
Total deferred tax assets	401,130	49,708
Less: valuation allowance	(401,130)	(49,708)
Deferred tax assets, net	—	—

Net change in the valuation allowance of deferred tax assets are summarized as follows:

RMB
Net change of valuation allowance of Deferred tax assets
Balance at December 31, 2022	382,124
Additions-change to tax expense	83,586
NOL Reductions/expirations	(64,580)
Balance at December 31, 2023	401,130
Additions-change to tax expense	81,094
NOL Reductions/expirations	(432,516)
Balance at December 31, 2024	49,708

The aggregate NOLs as of December 31, 2024 was RMB202,371 deriving from entities in the PRC, Hong Kong, Singapore and U.S. The aggregate NOLs as of December 31, 2023 was RMB1,490,758 deriving from entities in the PRC, Hong Kong, Singapore and U.S.

As of December 31, 2024 and 2023, the certain entities of the Company had PRC net operating tax loss carry forwards of RMB140,073 and RMB1,408,623, respectively. As of December 31, 2024 and 2023, the certain entities of the Company had Hong Kong net operating tax loss carry forwards of RMB57,157 and RMB78,146, respectively. As of December 31, 2024 and 2023, the certain entities of the Company had Singapore net operating tax loss carry forwards of RMB3,253 and RMB2,101, respectively. As of December 31, 2024 and 2023, the certain entities of the Company had U.S. net operating tax loss carry forwards of RMB1,888 and RMB1,888, respectively. The cumulative net operating loss in the PRC can be carried forward for five years, to offset future net profits for income tax purposes. The NOLs in PRC will start to expire from in 2025 through 2029 if they are not used. The tax losses in Hong Kong, Singapore and U.S. can be carried forward without an expiration date.

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Group may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary basis. There were valuation allowance of RMB401,130 and RMB49,708 as of December 31, 2023 and 2024, respectively, in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

As a result of the Tax Act, the Company has evaluated whether it has an additional tax liability from the Global Intangible Low Taxed Income (“GILTI”) inclusion on current earnings and profits of its foreign controlled corporations. The law also provides that corporate taxpayers may benefit from a 50% reduction in the GILTI inclusion, which effectively reduces the tax rate on the foreign income to 10.5%. The GILTI inclusion further provides for a foreign tax credit in connection with the foreign taxes paid. As of December 31, 2024 and 2023, the Company does not have any aggregated positive tested income; and as such, did not record a liability for GILTI tax.

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

The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2022, 2023 and 2024. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

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

Therefore, the Group is subject to examination by the PRC tax authorities based on the above.

The components of (loss) profit before income taxes are summarized as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
PRC	(227,247)	(26,389)	(119,700)
Non-PRC	(66,787)	25,637	51,081
Total	(294,034)	(752)	(68,619)

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Loss before provision for income taxes and loss	(294,034)	(752)	(68,619)
Income tax benefit computed at an applicable tax rate of 25%	(73,509)	(188)	(17,155)
Non-deductible expenses related to impairment of goodwill	4,248	—	—
Non-deductible expenses related to share-based compensation	10,929	6,431	2,833
Non-deductible expenses on debt waive for the dissolved HK subsidiaries	—	18,868	—
Non-taxable gain related to disposal gain on subsidiaries	—	(28,198)	—
Non-taxable gain on dissolution of HK subsidiaries	—	(23,071)	—
Effect of other non-deductible items	113	5,136	416
Effect of preferential tax rate	4,516	(30,497)	2,466
Effect of income tax rate difference in other jurisdictions	15,360	(2,054)	(11,594)
Effect of change in tax rate	—	18,907	(713)
Prior year true up	—	(41,372)	(50,978)
Change in valuation allowance	39,359	83,586	81,094
Total	1,016	7,548	6,369

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

15. SHAREHOLDER’S EQUITY

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

On March 6, 2024, the Company entered into a share subscription agreement with Maodq Limited, pursuant to which Maodq Limited, a limited liability company owned by Dr. Daqing Mao, subscribed for 80,000 newly issued Class B Ordinary Shares of the Group at a per share subscription price of US$3.00, for an aggregate cash consideration of US$240 (RMB1,705).

Warrants

As of December 31, 2024, there were 10,352,236 warrants outstanding (including Prior Warrants, New Warrants) to purchase up to an aggregate of 33,399 Class A ordinary shares at exercise prices, which consist of 4,673,225 warrants (including public warrants and private warrants, collectively referred to as the “Prior Warrants”) outstanding before the SPAC Transaction to purchase 9,736 Class A ordinary shares, 5,679,011 warrants issued upon the closing of the Underwritten Public Offering on February 2, 2021 (the “New Warrants”) to purchase 23,663 Class A ordinary shares.

Prior Warrants

Each whole public warrant that was issued with units in the initial public offering (“IPO”) of Orisun in 2019 is exercisable for 0.004167 ordinary share at a price of US$2,760.00 per full share (after considering the effect of share consolidation on April 21, 2022 and November 29, 2023). No fractional shares will be issued upon exercise of the public warrants. The warrants became exercisable on the date of the SPAC Transaction. No public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the public warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within 90 days from the consummation of the SPAC Transaction, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the public warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their public warrants on a cashless basis. The public warrants will expire five years from the consummation of the SAPC Transaction or earlier upon redemption or liquidation.

The Company may redeem the outstanding public warrants, in whole and not in part, at a price of US$2.4 per warrant (after considering the effect of share consolidation on April 21, 2022 and November 29, 2023):

●	at any time while the warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the shares of common stock equals or exceeds US$3,960.00 per share, for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

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

New Warrants

On February 2, 2021, the Company completed a follow-on offering of 20,577 Class A ordinary shares and warrants to purchase 20,577 Class A ordinary shares at a combined offering price of US$972.00 for one ordinary share and one firm warrant (“New Warrants”) to purchase one ordinary share, or the base offering. The warrants will expire on February 2, 2026. The underwriter in this offering exercised its option in full to purchase an additional 740,740 warrants to purchase ordinary shares at an offering price of US$2.4 per warrant, which closed concurrently with the base offering.

No fractional shares will be issued upon exercise of the new warrant. No new warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the new warrants and a current prospectus relating to such shares of common stock.

The new Warrants are classified as a liability and the fair value allocated to the new Warrants was nil as of December 31, 2024. The warrants liability will be re-measured at each reporting period until the warrants are exercised or expire and any changes will be recognized in the statement of operations. No warrants were exercised as of December 31, 2024.

The table below provides a reconciliation of the beginning and ending balance for the liabilities measured using fair significant unobservable inputs:

Balance – December 31, 2021	11,211
Change in fair value	(11,818)
Foreign currency translation adjustment	607
Balance – December 31, 2022, 2023 and 2024	—

Unit Purchase Option

There was an option purchased by the IPO underwriter of Orisun in 2019, to purchase 1,250 units exercisable at US$2,760 per unit commencing on the consummation of the SPAC Transaction. In connection with the underwriter’s election to partially exercise its over-allotment option on August 28, 2019, there was an additional 138 unit purchase options issued to the underwriter. The unit purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from the effective date of the registration statement related to the initial public offering of Orisun which expired on August 2, 2024.

The unit purchase options were recognized as equity instrument, which is classified within equity as additional paid-in capital.

16. CONVERTIBLE BOND AND DETACHABLE WARRANTS

The following paragraphs are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022 and November 29, 2023.

On January 26, 2022, the Company entered into and closed a private placement pursuant to a securities purchase agreement (the “Securities Purchase Agreement”) with JAK Opportunities LLC (the “Purchaser”) for the offering of a US$3,000 principal amount 8% senior convertible bond (the “Bond”), warrant (the “Series A Warrant”) to purchase Class A ordinary shares of the Company at an exercise price of US$972 per ordinary share, warrant (the “Series B Warrant”) to purchase Class A ordinary shares at an exercise price of US$240 per ordinary share, and warrant (the “Series C Warrant”, together with the Series A Warrant and the Series B Warrant, the “JAK Warrants”) to purchase Class A ordinary shares at an exercise price of US$972 per ordinary Share. The net proceeds to the Company from the offering were approximately US$2,635.

The Bond matures on January 25, 2023 and pays interest in cash at the rate of 8.0% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on April 1, 2022. The Company may also elect to pay accrued interest in Class A ordinary shares, at a rate of 12.0% per annum, assuming a conversion rate equal to the lesser of (a) the conversion price then in effect or (b) the average of the volume weighted average price of Class A ordinary shares for the five consecutive trading days ending on the applicable interest payment date. The Bond is convertible at the option of the purchaser into Class A ordinary shares equal to 125% of the principal amount of the Bond at an initial conversion price equal to the lesser of (i) US$240, subject to certain adjustments, and (ii) 100% of the lowest daily volume weighted average price of Class A ordinary shares during the ten consecutive trading days prior to the conversion date.

On March 1, 2022, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to set a floor price of US$72.00 per Ordinary Share for the conversion price of the Bond and exercise price of the Warrants.

On August 29, 2022, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to change the floor price to US$54.00 per Ordinary Share from US$72.00 per Ordinary Share as amended on March 1, 2022 for the conversion price of the Bond and exercise price of the Warrants.

On October 25, 2022, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to change the floor price to US$27.60 per Ordinary Share from US$54.00 per Ordinary Share as amended on August 29, 2022 for the conversion price of the Bond and exercise price of the Warrants.

On January 24, 2023, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to change the floor price to US$15.60 per Ordinary Share from US$27.60 per Ordinary Share as amended on October 25, 2022 for the conversion price of the Bond and exercise price of the Warrants.

On June 7, 2023, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to change the floor price to US$8.40 per Ordinary Share from US$15.60 per Ordinary Share as amended on January 24, 2023 for the conversion price of the Bond, while the exercise price of the Warrants shall remain at US$15.60 per Ordinary share. In addition, the Termination Date for purposes of the Series B Warrant shall be amended and restated to December 31, 2023.

On January 30, 2024, the Company and the Purchaser entered amendment agreement to the Warrants to amend and restate the Termination Date for purposes of the Series B Warrant to December 31, 2024 for the Ordinary Shares issuable upon exercise of the Series B Warrant that are registered under the registration statement on Form F-3 of Ucommune International Ltd (File No. 333-257664) (the “F-3 Registration Statement”), and to 12 months following the effectiveness of a registration statement to be filed under the Securities Act registering the remaining unregistered Ordinary Shares issuable upon exercise of the Series B Warrant for such remaining Ordinary Shares. With respect to the Ordinary Shares issuable upon exercise of each of the Warrants that are registered under the F-3 Registration Statement, the Floor Price shall be amended and restated to US$3.37 per Ordinary Share.

From October 2022 to July 2023, the Company issued 234,121 Class A ordinary shares in exchange for conversion of US$2,275 of principle balance on a convertible bond and US$387 of accrued interest (Approximately RMB18,892 in total).

On March 12, 2024, the Purchaser exercised 20,000 Series B Warrant at an exercise price of US$3.37 per Ordinary Share to purchase 25,000 Class A ordinary shares, for an aggregate cash consideration of US$61 (RMB430).

As of December 31, 2024, there are outstanding JAK Warrants to purchase an aggregate of 11,979,941 Class A ordinary shares.

No fractional shares will be issued upon exercise of the new warrant. No new warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the new warrants and a current prospectus relating to such shares of common stock.

The JAK Warrants are classified as a liability. The Company uses the binomial lattice model to value JAK Warrants and the fair value allocated to the JAK Warrants at the date of issuance was RMB11,020. The warrants liability will be re-measured at each reporting period until the warrants are exercised or expire and any changes will be recognized in the consolidated statement of operations. The fair value change loss of the warrant liability was RMB2,756 for the year ended December 31, 2022, fair value change gain of the warrant liability was RMB9,099 and RMB4,949 for the year ended December 31, 2023 and 2024.

17. EMPLOYEE DEFINED CONTRIBUTION

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB11,051, RMB9,934 and RMB6,603 for years ended December 31, 2022, 2023 and 2024, respectively.

18. SHARE-BASED COMPENSATION

The following paragraphs are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022 and November 29, 2023.

a. Incentive Plan

2019 Plan

On September 19, 2019, September 1, 2020 and October 13, 2020, Ucommune Group granted 57,793, 7,683 and 797 share options to Ucommune Group’s employees and non-employees (the “Grantees”) at an exercise price of US$0.024 per share respectively. The expiration date of the share options was the 10th anniversary of the date of grant. The options will vest in accordance with four types of vesting schedules set out in the respective option award agreement.

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

2020 Plan

In connection with the SPAC Transaction, the Company adopted the 2020 Plan on November 17, 2020 (the “Replacement Date”), which is also the effective date of the SAPC Transaction to assume and replace the 2019 Plan. The Company rolled over options granted under the 2019 Plan with nearly the same terms. One option granted under the 2019 Plan was assumed and replaced by 0.4783 option under the 2020 Plan and the exercise price of the options was increased from US$0.024 per share to US$0.05018 (0.024 divided by 0.4783) per share. The 2020 Plan provides for the issuance of up to an aggregate of 29,953 of Class A ordinary shares. On August 19, 2022, the Company adopted a second amendment to the 2020 Plan to increase the maximum aggregate number of shares that may be issued thereunder by 41,667 Class A ordinary shares from 29,953 Class A ordinary shares to 71,620 Class A ordinary shares. On December 15, 2023, the Company adopted a third amendment to the 2020 Plan to increase the maximum aggregate number of shares that may be issued thereunder by 1,000,000 Class A ordinary shares from 71,620 Class A ordinary shares to 1,071,620 Class A ordinary shares. On February 20, 2024, the Company adopted a fourth amendment to the 2020 Plan to increase the maximum aggregate number of shares that may be issued thereunder by 3,000,000 Class A ordinary shares from 1,071,620 Class A ordinary shares to 4,071,620 Class A ordinary shares.

The fair value of option granted was estimated on the date of grant using the binominal option- pricing model with the following assumptions used for grants during the applicable periods:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Risk-free interest rate	1.74%	3.54%	3.85% - 4.49%
Volatility	109.99%	102.39%	50.78% - 51.43%
Dividend yield	—	—	—
Life of options (in years)	10	10	10
Fair value of underlying ordinary shares	979.08	54.21	8.84 - 28.26

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options.

(2)	Volatility

The volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies including the Company itself over a period comparable to the expected term of the options.

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

A summary of options activities during the years ended December 31, 2023 and 2024 is presented below:

	Number of options*	Weighted average exercise price USD*	Weighted average grant date fair value RMB*	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at December 31, 2022	24,529	0.0504	9,400.37	6.93	3,028
Granted	37,494	0.0025	54.21
Exercised	(18,332)	0.0504	54.21
Forfeited	(325)	0.0504	4,504.06
Options outstanding at December 31, 2023	43,366	0.0504	5,289.26	7.45	1,116
Granted	1,900,000	0.00021	17.37
Exercised	(1,387,682)	0.00021	20.01
Forfeited	(3,598)	0.00441	684.41
Options outstanding at December 31, 2024	552,086	0.00132	419.51	9.59	4,652
Options vested and expected to vest as of December 31, 2024	552,086	0.00132	419.51	9.59	4,652

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of US$1.175 of the Company’s ordinary share on December 31, 2024.

The fair values of the options granted for the years ended December 31, 2023 and 2024 are as follows:

	For the years ended December 31,
	2023	2024
	RMB	RMB
Weighted average grant date fair value of option per share*	54.21	17.37
Aggregate grant date fair value of options	2,037	33,009

As of December 31, 2024, there was no unrecognized compensation cost related to unvested share options.

Total share-based compensation expense of the above-mentioned incentive plan for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the year ended December 31,
	2022	2023	2024
Cost of revenue	12,377	887	(4,119)
Selling and marketing	6,840	1,572	—
General and administrative	24,499	23,263	15,452
Total share-based compensation expense	43,716	25,722	11,333

b. Earn-out compensation from SPAC Transaction

In connection with SPAC Transaction, 16,667 earnout shares (“Earnout Shares”) were granted to certain shareholders of Ucommune Group. The shareholders may be entitled to receive Earnout Shares as follows: (a) 8,333 Class A Ordinary Shares if (i) the volume weighted average price(“VWAP”)of the Company Class A Ordinary Shares equals or exceeds US$3,960 (or any foreign currency equivalent) in any twenty trading days within a thirty trading day period before December 31, 2022 on any securities exchange or securities market on which the Company Ordinary Shares are then traded or (ii) the revenue of Ucommune Group exceeds RMB850,000 in the fiscal year of 2020 pursuant to the audited consolidated financial statements of Ucommune Group as of and for the fiscal year ended December 31, 2020; (b) 4,167 Class A Ordinary Shares if (i) the VWAP of the Company Class A Ordinary Shares equals or exceeds US$5,460 (or any foreign currency equivalent) in any twenty trading days within a thirty trading day period before December 31, 2023 on any securities exchange or securities market on which the Company Ordinary Shares are then traded or (ii) the revenue of Ucommune Group exceeds RMB1,275,000 in the fiscal year of 2021 pursuant to the audited consolidated financial statements of Ucommune Group as of and for the fiscal year ended December 31, 2021; and (c) 4,167 Class A Ordinary Shares if (i) the VWAP of the Company Class A Ordinary Shares equals or exceeds US$7,200 (or any foreign currency equivalent) in any twenty trading days within a thirty trading day period before December 31, 2024 on any securities exchange or securities market on which the Company Ordinary Shares are then traded or (ii) the revenue of Ucommune Group exceeds RMB1,912,000 in the fiscal year of 2022 pursuant to the audited consolidated financial statements of Ucommune Group as of and for the fiscal year ended December 31, 2022.

The Company accounted for the Earnout Shares as share-based compensation under ASC 718. The Company determined the fair value of the earn-out shares using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy.

The Company reversed RMB25,121 share-based compensation expense of earn-out shares related to prior years for the year ended December 31, 2022. No share-based compensation expense of earn-out shares was recorded during the year ended December 31, 2023 and 2024.

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

No share-based compensation expense of Share Incentive was recorded during the year ended December 31, 2023 and 2024.

19. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the year presented were calculated as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net (loss)/income attributable to shareholders from discontinued operations	(15,907)	1,339	(1,095)
Denominator:
Weighted average ordinary shares used in computing basic and diluted loss per share*	367,293	540,836	1,172,103
Basic and diluted net (loss)/income per share of discontinued operations*	(43.31)	2.48	(0.93)

Numerator:
Net loss attributable to Ucommune International Ltd.’s shareholders from continuing operations	(275,767)	(6,203)	(68,156)
Denominator:
Weighted average ordinary shares used in computing basic and diluted loss per share*	367,293	540,836	1,172,103
Basic and diluted net loss per share of continuing operations*	(750.81)	(11.47)	(58.15)

*	For the years ended December 31, 2022, 2023 and 2024, the Group has 125,251, nil and nil ordinary shares issuable upon the conversion of convertible bonds, nil, 43,366 and 552,086 ordinary shares issuable upon the exercise of share options as potentially dilutive ordinary shares and are excluded from the calculation, as their effects would be anti-dilutive.

**	The ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022, to effect a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company, and a share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

20. RELATED PARTIES BALANCES AND TRANSACTIONS

The Group had the following related parities:

a. Executive Officers and companies controlled by executive officers

b. Equity method investees

c. Companies controlled by the same controlling shareholders.

d. The 30% equity holder of Shengguang Zhongshuo

e. The wholly owned subsidiary of d.

f. Companies are influenced significantly by the controlling shareholder and his spouse. Ucommune Venture Group became the related party of the Group since October 26, 2024 due to the disposal of Ucommune Venture and its subsidiaries through termination of VIE Agreements. (Note 1)

I.  Balances:

The Group had the following related party balances:

			As of December 31,
	Relationship	Notes	2023	2024
			RMB	RMB
Amounts due from related parties:
Guangdong Advertising Co., Ltd.	(d)	(i)	285	8,507
Guangdong Marketing Advertising Group	(e)	(i)	33,517	—
Youxiang Group	(c)	(ii)	2,166	—
Ucommune Venture Group	(f)	(vii)	—	1,466
Others		(iii)	224	—
			36,192	9,973

			As of December 31,
	Relationship	Notes	2023	2024
			RMB	RMB
Amounts due to related parties:
Youxiang Group	(c)	(iv)	443	1,345
Guangdong Advertising Co., Ltd.	(d)	(v)	1,499	—
Ucommune Venture Group	(f)	(vii)	—	75,669
Others		(vi)	2,417	1,837
			4,359	78,851

Notes:

(i)	Amounts due from Guangdong Advertising Co., Ltd. and Guangdong Marketing Advertising Group are marketing service fee receivable and prepayment, the age of the balances was within six months.

(ii)	Amounts due from Youxiang Group are rental deposits.

(iii)	Amounts due from others are operating management fees and operating management fees and prepaid marketing service fee.

(iv)	Amounts due to Youxiang Group are accrued lease expenses and property management expenses.

(v)	Amounts due to Guangdong Advertising Co., Ltd. are accounts payable for advertisement distribution services.

(vi)	Amounts due to others are loan received from Dr. Daqing Mao and investment principal due to an entity under control of Angela Bai.

(vii)	Amounts due from and amounts due to Ucommune Venture Group are loans between the Group and the Ucommune Venture Group.

II.  Transactions:

Lease expenses

			For the Years Ended December 31,
	Relationship	Notes	2022	2023	2024
			RMB	RMB	RMB
Youxiang Group	(c)	(i)	853	27	—
Guangdong Advertising Co., Ltd.	(d)	(i)	857	698	584

Revenues

			For the Years Ended December 31,
	Relationship	Notes	2022	2023	2024
			RMB	RMB	RMB
Youxiang Group	(c)	(ii)	22,398	476	95
Guangdong Advertising Co., Ltd.	(d)	(iii)	24,993	26,043	20,799
Ucommune Venture group	(f)		—	—	42

Property management expense

			For the Years Ended December 31,
	Relationship	Notes	2022	2023	2024
			RMB	RMB	RMB
Youxiang Group	(c)	(iv)	6,872	915	492

Purchase of advertisement distribution resources

			For the Years Ended December 31,
	Relationship	Notes	2022	2023	2024
			RMB	RMB	RMB
Guangdong Advertising Co., Ltd.	(d)	(v)	424	621	74
Guangdong Advertising Marketing Group	(e)	(v)	96,547	42,302	4,224

Settlement of payable by disposal of a subsidiary/property

			For the Years Ended December 31,
	Relationship	Notes	2022	2023	2024
			RMB	RMB	RMB
Youxiang Group	(c)	(vi)	24,150	—	—

Loans exempt from related parties

			For the Years Ended December 31,
	Relationship	Notes	2022	2023	2024
			RMB	RMB	RMB
Ucommune Venture Group	(f)	(vii)	—	—	11,537

Loans exempt to related parties

			For the Years Ended December 31,
	Relationship	Notes	2022	2023	2024
			RMB	RMB	RMB
Ucommune Venture Group	(f)	(vii)	—	—	7,875

Notes:

(i)	The amount represents rental expense for the operating lease to Youxiang Group and Guangdong Advertising Co., Ltd.

(ii)	The amount represents consulting and workspace membership service provided to Youxiang Group.

(iii)	The amount represents marketing services provided to Guangdong Advertising Co., Ltd.

(iv)	The amount represents property management services provided by Youxiang Group.

(v)	The amount represents advertisement distribution services provided by these related parties.

(vi)	On July 20, 2022, the Company disposed of three of its properties located in Kaifeng, Henan Province to Youxiang Group with a total consideration of RMB31,000 evaluated by the assistance of a third-party appraiser, of which RMB24,150 was used to settle the payables due to Youxiang Group. The disposal loss of RMB13,128 was recognized into additional paid-in capital as it is the transaction under common control.

(vii)	The amount represents loans exempt from and exempt to Ucommune Venture Group.

21. COMMITMENTS AND CONTINGENCIES

Capital commitment

As of December 31, 2024, the Group had no significant outstanding capital commitments.

Contingencies

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

22. RESTRICTED NET ASSETS

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

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital, additional paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital, additional paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB954,928 and RMB162,557 as of December 31, 2023 and 2024, respectively.

23. SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance.

The Group’s CODM has been identified as the CEO. For the years ended December 31, 2022, 2023 and 2024, there are three operating segments identified including workspace membership, marketing and branding, and others.

The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC. Segment information is presented after elimination of inter-segment transactions and revenues and cost of revenues are directly attributable, or are allocated, to each segment. The accounting policies of the segments are the same as those described in note 2. The Group’s CODM evaluates performance based on each operating segment’s revenue and costs of revenue (excluding impairment loss) and uses these results to evaluate the performance of, and to allocate resources to each of the segments. The Group’s CODM does not review the financial position by operating segment, thus total assets by operating segment is not presented.

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenue:
Workspace membership	258,796	124,140	68,558
Marketing and branding services	287,453	237,373	97,411
Other services	31,561	27,890	8,655
Total revenue	577,810	389,403	174,624
Cost of revenue (excluding impairment loss)
Workspace membership	(339,088)	(141,462)	(74,065)
Marketing and branding services	(291,568)	(223,861)	(95,480)
Other services	(25,991)	(19,426)	(4,948)
Total cost of revenue (excluding impairment loss)(1)	(656,647)	(384,749)	(174,493)
Reconciliation of profit or loss
Operating expenses:
Impairment loss on long-lived assets and long-term prepaid expenses	(111,308)	(29,109)	(967)
Impairment loss on goodwill	(16,991)	—	—
Sales and marketing expenses	(26,343)	(13,573)	(4,231)
General and administrative expenses	(102,970)	(85,192)	(52,027)
Change in fair value of warrant liability	9,062	9,099	4,949
Change in fair value of put option liability	706	373	—
Loss from operations	(326,681)	(113,748)	(52,145)
Non-operating income/(expense):
Interest (expense)/income, net	(16,844)	1,707	(1,319)
Subsidy income	6,325	8,464	804
Impairment loss on long-term investments	—	(25,603)	(17,979)
Gain on disposal of long-term investments	—	6,370	—
Gain/(Loss) on disposal of subsidiaries	22,951	112,792	(607)
Other income, net	20,215	9,266	2,627
Gain/(Loss) from equity method investments	—	795	(483)
(Loss)/Income before income taxes and discontinued operations	(294,034)	43	(69,102)

(1)	A summary of depreciation and amortization expenses for the years presented is as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Workspace membership	49,001	11,116	9,082
Marketing and branding services	—	—	—
Other services	—	5,211	539

24. PARENT ONLY INFORMATION

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

The following represents condensed unconsolidated financial information of Ucommune International Ltd.

Condensed Balance Sheets:

	As of December 31,
	2023	2024
	RMB	RMB	USD
			(Note 2h)
ASSETS
Current assets
Cash and cash equivalents	1,034	7,371	1,010
Amount due from inter-company	439,313	449,238	61,545
Other current assets	69,728	61,492	8,424
Non-current assets
Investment in subsidiaries	—	—	—
TOTAL ASSETS	510,075	518,101	70,979

LIABILITIES AND EQUITY
Current liabilities
Investment deficit in subsidiaries and consolidated VIEs	396,106	368,806	50,526
Other current liabilities	46,617	47,819	6,551
Total current liabilities	442,723	416,625	57,077

Non-current liabilities:
Other non-current liabilities	5,383	467	63
TOTAL LIABILITIES	448,106	417,092	57,140

EQUITY
Class A ordinary shares (20,000,000 and 20,000,000 authorized, 611,778 and 2,024,460 issued and outstanding as of December 31, 2023 and, 2024, with par value of US$0.024(i))	93	335	46
Class B ordinary shares (5,000,000 and 5,000,000 authorized, 39,387 and 119,387 issued and outstanding as of December 31, 2023 and, 2024, with par value of US$0.024(i))	6	20	3
Additional paid-in capital	4,573,515	4,676,706	640,706
Accumulated deficit	(4,534,399)	(4,606,239)	(631,052)
Accumulated other comprehensive loss	22,754	30,187	4,136
TOTAL EQUITY	61,969	101,009	13,839
TOTAL LIABILITIES AND EQUITY	510,075	518,101	70,979

(i)

The ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

Condensed Statements of Operations and Comprehensive Loss:

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2h)
(Loss)/Income from operations	(206)	8,747	484	65
Non-operating (loss)/income	—	(25,245)	2,222	304
(Loss)/Income from investment in subsidiaries	(291,468)	11,634	(71,957)	(9,858)
Net loss	(291,674)	(4,864)	(69,251)	(9,489)
Other comprehensive (loss)/income	(1,851)	(1,543)	7,433	1,019
Total Comprehensive loss	(293,525)	(6,407)	(61,818)	(8,470)

Condensed Statements of Cash Flows:

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2h)
Net cash (used in)/provided by operating activities	(18,223)	5,872	(11,633)	(1,594)
Net cash provided by investing activities	—	—	17,250	2,363
Net cash provided by/(used in) financing activities	17,684	(5,482)	782	107
Cash received from convertible bond	17,684	—	—	—
Redemption of convertible bond	—	(5,482)	—	—
Capital contribution from shareholders	—	—	1,705	234
Cash received from exercise of warrant	—	—	430	59
Loan repaid to related parties	—	—	(2,072)	(285)
Loan received from related parties	—	—	719	99
Effects of exchange rate changes	(87)	(14)	(62)	(8)
Net (decrease)/increase in cash and cash equivalents	(626)	376	6,337	868
Cash and cash equivalents at beginning of the year	1,284	658	1,034	142
Cash and cash equivalents at end of the year	658	1,034	7,371	1,010

25. SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2024, through the issuance date of the consolidated financial statements, other than the subsequent event described above, the Group did not identify any subsequent events that would have required adjustment or disclosure on the consolidated financial statements.