Form 20-F
period 2025-12-31
Ucommune International Ltd
filed 2026-03-24
CIK 1821424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

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

4,555,930 ordinary shares, including 4,436,543 Class A ordinary shares and 119,387 Class B ordinary shares, and 2,750 Series A Preferred Shares, issued and outstanding as of December 31, 2025.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer	☒
		Emerging growth company	☐

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

Introduction

Except where the context otherwise requires and for purposes of this annual report only:

●	“AI” refers to artificial intelligence;

●	“app” refers to mobile app;

●	“Beijing Melo” refers to Beijing Melo Technology Co., Ltd.;

●	“Beijing U Bazaar” refers to Beijing Ubazaar Technology Co., Ltd.;

●	“Business Combination” refers to (1) reincorporation of Orisun Acquisition Corp in the Cayman Islands by merging with and into our company; and (2) merger of Everstone International Ltd, a Cayman Islands exempted company and wholly owned subsidiary of our company, with and into Ucommune Group Holdings Limited (“Ucommune Group Holdings”), resulting in Ucommune Group Holdings being a wholly owned subsidiary of our company;

●	“CAGR” refers to compound annual growth rate;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and the Macau Special Administrative Region;

●	“Class A ordinary shares” or “our Class A ordinary shares” refers to the Class A ordinary shares, par value US$0.024 per share, of the Parent, carrying one vote per share;

●	“Class B ordinary shares” or “our Class B ordinary shares” refers to the Class B ordinary shares, par value US$0.024 per share, of the Parent, carrying 170 votes per share;

●	“Generation Z” refers to the demographic cohort in China of individuals born from 1990 to 2009;

●	“GMV” refers to gross merchandize value;

●	“Greater China” refers to, for the purpose of this annual report only, China as well as Hong Kong, Macau Special Administrative Region and Taiwan;

●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;

●	“individual members using workstations” refers to the individuals that use our workstations under a membership agreement as of a given date, excluding the individuals that have access to a workstation on as-needed basis;

●	“IoT” refers to internet of things;

●	“IT” refers to information technology;

●	“mature spaces” refers to spaces that have been open for more than 24 months;

●	“members” refers to the individuals and enterprises that have registered on U Bazaar as of a given date;

●	“new tier-1 cities” refers to the relatively developed cities following the tier-1 cities: Chengdu, Hangzhou, Nanjing, Qingdao, Kunming, Shenyang, Tianjin, Wuhan, Xi’an, Changsha, Chongqing, Suzhou, Ningbo, Zhengzhou and Dongguan;

●	“ordinary shares” refers to our Class A and Class B ordinary shares of par value US$0.024 per share;

●	“Parent” refers to Ucommune International Ltd, our ultimate Cayman Islands holding company and a Nasdaq-listed company;

●	“PIPE” refers to the investment of US$60.9 million in by certain backstop investors in connection with our company’s Business Combination.

●	“RMB” or “Renminbi” refers to the legal currency of the PRC;

●	“SAFE” refers to the State Administration for Foreign Exchange;

●	“Series A Preferred Shares” refers to the Series A Convertible Preferred Shares, par value US$0.024 each, of the Parent, with no voting rights, except as required by law and as expressly provided in the Parent’s Certificate of Designations;

●	“Shengguang Zhongshuo” refers to Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd.;

●	“SME” refers to small and medium enterprises;

●	“space(s) operated by our associate(s)” refers to the co-working space(s) in which we have a minority interest investment but are operated by our associate(s); and we account for our investment under the equity method but do not consolidate the revenue of such spaces into our consolidated financial statements;

●	“tier-1 cities” refers to the most developed cities in the PRC: Beijing, Shanghai, Wuhan and Shenzhen;

●	“U Bazaar” refers to the mobile app developed by Beijing U Bazaar Technology Co., Ltd.;

●	“Youshenghengtong Technology” refers to Youshenghengtong (Beijing) Technology Co., Ltd., formerly known as Ucommune (Beijing) Technology Co., Ltd.;

●	“Ucommune Venture” refers to Ucommune (Beijing) Venture Investment Co., Ltd.;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“variable interest entities” or “VIEs” refers to Beijing U Bazaar (including its consolidated subsidiaries in China, if any), which is a PRC company in which the Parent does not have equity interests but whose financial results have been consolidated into the consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP, due to the Parent being the primary beneficiary of, such entities. In the context of our historical operations and consolidated financial statements as of and for the year ended December 31, 2022, “variable interest entities” or “VIEs” also includes Weixue Tianxia, the contractual arrangements with respect to which were terminated in December 2023, and Ucommune Venture, the contractual arrangements with respect to which were terminated in October 2024; similarly, in the context of our historical operations and consolidated financial statements as of and for the year ended December 31, 2023, “variable interest entities” or “VIEs” also includes Ucommune Venture;

●	“we,” “us,” “our company,” “our” or “Ucommune” refers to (1) Ucommune International Ltd, a Cayman Islands exempted company and its subsidiaries, and (2) in the context of describing our operations and consolidated financial statements, the consolidated VIEs. The consolidated VIEs are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Ucommune International Ltd is a holding company with no material operations of its own. We do not have any equity ownership in the consolidated VIEs;

●	“Weixue Tianxia” refers to Beijing Weixue Tianxia Education Technology Co., Ltd;

●	“Litong Huida” refers to Beijing Litong Huida Information Technology Co., Ltd.;

●	“wholly foreign-owned enterprises” or “WFOEs” refers to Youshenghengtong Technology, Beijing Melo, and Litong Huida;

●	“2019 plan” refers to a share incentive plan of the Parent adopted on August 22, 2019; and

●	“2020 plan” refers to a share incentive plan of the Parent adopted on November 17, 2020, as amended, to assume and replace the 2019 plan.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

The following chart shows our corporate structure as of February 28, 2026, including our principal subsidiaries and the VIEs. The Nasdaq-listed entity is the Parent, Ucommune International Ltd, and the public shareholders are purchasing the equity interests of the Parent. The VIEs and our principal subsidiaries are the operating entities.

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

The Parent and our subsidiaries operate our business mainly through the VIEs in the PRC, based on a series of contractual arrangements. As of December 31, 2023, 2024 and 2025, the consolidated VIEs accounted for an aggregate of 90.4%, 46.9% and 58.8%, respectively, of our consolidated total assets and 96.2%, 75.8% and 47.0%, respectively, of our consolidated total liabilities. In 2023, 2024 and 2025, the consolidated VIEs accounted for an aggregate of 100.0%, 99.8% and 92.0%, respectively, of our consolidated total net revenue. See our consolidated financial statements and the related notes included elsewhere in this annual report.

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

In the opinion of Jingtian& Gongcheng, our PRC legal counsel, the contractual arrangements described below are valid, binding and enforceable under current PRC law. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations.

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

On May 17,2024, in connection with the transfer of equity interests in Beijing U Bazaar as discussed above, the shareholders’ voting rights proxy agreement previously entered into on June 26, 2023 was terminated, and a new one on substantially similar terms was entered into among Youshenghengtong Technology, Beijing U Bazaar and the new shareholders of Beijing U Bazaar.

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

Revenues contributed by the VIEs accounted for substantially most of our net revenue in 2023, 2024 and 2025. For a condensed consolidation schedule depicting the results of operations, financial position and cash flows for us, the WFOEs and the VIEs during 2023, 2024 and 2025, see “Item 5. Operating and Financial Review and Prospects.” For details of the permissions and licenses required for operating our business in China and the related limitations, see “— Our Operations in China and Permissions Required from the PRC Authorities for Our Operations.”

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

As of the date of this annual report, none of Ucommune International Ltd, the WFOEs and the VIEs has paid any dividends or made any distributions to their respective shareholders, including any U.S. investors, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and develop our business. See “Dividend Policy” for details. In 2023, 2024 and 2025, the Parent made loans to our subsidiaries located outside China of RMB0.3 million, RMB15.5 million and RMB5.9 million (US$0.8 million), respectively, and collected loans from such subsidiaries of RMB62.9 million, RMB7.1 million and RMB3.9 million (US$0.6 million) in the same periods, respectively. In 2023, 2024 and 2025, the VIEs received loans from our PRC subsidiaries of RMB43.2 million, RMB33.3 million and RMB19.9 million (US$2.8 million), respectively, and made repayments of RMB54.6 million, RMB32.5 million and RMB16.2 million (US$2.3 million), respectively, in the same periods; and, in 2023, 2024 and 2025, the VIEs received loans from our subsidiaries located outside China of RMB277.3 million, nil, and nil respectively, and made repayments RMB305.1 million, RMB2.7 million and nil, respectively, in the same periods. In 2023, 2024 and 2025, the total amount of the service fees that the VIEs paid to the WFOEs under the contractual arrangements was nil, nil and nil, respectively. We expect to continue to distribute earnings and settle the service fees owed under the contractual arrangements at the request of the WFOEs and based on our business needs, and do not expect to declare dividends in the foreseeable future. Except as disclosed above, in 2023, 2024 and 2025, there was no other cash transfer among Ucommune International Ltd, our subsidiaries and the VIEs, and there were no material asset transfers other than cash transfers within our organization. For details of our cash transfers during the relevant years, see “Item 3. Key Information — Implications of Being a Company with the Holding Company Structure and the VIE Structures — Financial Statement Information Related to the VIE Structures” and our consolidated financial statements and the notes thereto included elsewhere in this annual report.

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

	As of December 31, 2025
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Cash and cash equivalent	18,127	3,989	153	13,679	114	—	36,062
Inter-Company balances due from VIEs/Subsidiaries	449,591	—	—	—	—	(449,591)	—
Other current assets	66,848	16,966	3,361	793	281,605	(343,036)	26,537
Total current assets	534,566	20,955	3,514	14,472	281,719	(792,627)	62,599
Property and equipment, net	—	6,240	9	—	41,820	—	48,069
Right of use assets, net	—	72,733	—	—	—	—	72,733
Other non-current assets	—	19,120	—	—	—	—	19,120
Total non-current assets	—	98,093	9	—	41,820	—	139,922
Total assets	534,566	119,048	3,523	14,472	323,539	(792,627)	202,521
Accounts payable	3,425	4,961	—	—	2,269	(300)	10,355
Investment deficit in subsidiaries and consolidated VIEs	320,149	—	—	—	—	(320,149)	—
Inter-Company balances due to Parent/VIEs/Subsidiaries	—	182,636	12,668	105,062	149,225	(449,591)	—
Lease liabilities, current	—	1,204	—	—	—	—	1,204
Forward sale agreement liability	16,813	—	—	—	—	—	16,813
Other current liabilities	64,666	12,841	3,026	41,318	252,877	(344,760)	29,968
Total current liabilities	405,053	201,642	15,694	146,380	404,371	(1,114,800)	58,340
Lease liabilities, non-current	—	13,389	—	—	—	—	13,389
Other non-current liabilities	1	2,467	—	—	—	—	2,468
Total non-current liabilities	1	15,856	—	—	—	—	15,857
Total liabilities	405,054	217,498	15,694	146,380	404,371	(1,114,800)	74,197
Total mezzanine equity	1,262	—	—	—	—	—	1,262
Total Equity/(Deficit)	128,250	(98,450)	(12,171)	(131,908)	(80,832)	322,173	127,062

	As of December 31, 2024
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Cash and cash equivalent	7,371	6,960	10	10,261	519	—	25,121
Inter-Company balances due from VIEs/Subsidiaries	449,238	—	—	—	—	(449,238)	—
Other current assets	61,492	28,199	4,426	2,664	239,979	(295,315)	41,445
Current assets of discontinued operations	—	—	—	—	87,444	—	87,444
Total current assets	518,101	35,159	4,436	12,925	327,942	(744,553)	154,010
Property and equipment, net	—	5,665	2	—	53,777	—	59,444
Right of use assets, net	—	89,832	—	—	—	—	89,832
Other non-current assets	—	22,032	—	—	—	—	22,032
Non-current assets of discontinued operations	—	—	—	—	460	—	460
Total non-current assets	—	117,529	2	—	54,237	—	171,768
Total assets	518,101	152,688	4,438	12,925	382,179	(744,553)	325,778
Accounts payable	3,719	7,089		—	36	—	10,844
Investment deficit in subsidiaries and consolidated VIEs	360,209	—	—	—	—	(360,209)	—
Inter-Company balances due to Parent/VIEs/Subsidiaries	—	167,726	4,744	133,688	143,080	(449,238)	—
Lease liabilities, current	—	7,984	—	—	—	—	7,984
Other current liabilities	44,100	90,631	2,937	43,122	219,092	(295,662)	104,220
Current liabilities of discontinued operations	—	—	—	—	24,353	—	24,353
Total current liabilities	408,028	273,430	7,681	176,810	386,561	(1,105,109)	147,401
Lease liabilities, non-current	—	20,977	—	—	—	—	20,977
Other non-current liabilities	467	5,098	—	—	—	—	5,565
Total non-current liabilities	467	26,075	—	—	—	—	26,542
Total liabilities	408,495	299,505	7,681	176,810	386,561	(1,105,109)	173,943
Total Equity/(Deficit)	109,606	(146,817)	(3,243)	(163,885)	(4,382)	360,556	151,835

	Year Ended December 31, 2025
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Total revenue	—	24,019	201	—	2,200	(300)	26,120
Total cost of revenue	—	(24,624)	(1,052)	—	(1,483)	293	(26,866)
Operating (expenses)/ income	(4,912)	(2,492)	(27,915)	7	(4,560)	7	(39,865)
(Loss)/gain from operations	(4,912)	(3,097)	(28,766)	7	(3,843)	—	(40,611)
Loss from equity method investments	(26,379)	—	—	—	—	26,379	—
Net (loss)/gain from continuing operations	(37,842)	(7,721)	(19,862)	31,212	(28,738)	26,379	(36,572)
Net loss from discontinued operation	—	—	—	—	(2,681)	—	(2,681)
Net (loss)/income	(37,842)	(7,721)	(19,862)	31,212	(31,419)	26,379	(39,253)

	Year Ended December 31, 2024
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Total revenue	—	77,092	—	—	121	—	77,213
Total cost of revenue	—	(76,789)	(1,595)	—	(629)	—	(79,013)
Operating income/(expenses)	484	(30,171)	(12,612)	(77)	(2,156)	—	(44,532)
Gain/(loss) from operations	484	(29,868)	(14,207)	(77)	(2,664)	—	(46,332)
Loss from equity method investments	(72,236)	(483)	—	—	—	72,236	(483)
Net (loss)/gain from continuing operations	(69,530)	(139,681)	(14,710)	16,655	63,991	72,236	(71,039)
Net loss from discontinued operation	—	(7,990)	—	—	(1,217)	—	(9,207)
Net (loss)/income	(69,530)	(147,671)	(14,710)	16,655	62,774	72,236	(80,246)

	Year Ended December 31, 2023
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Total revenue	—	152,030	7	—	—	(7)	152,030
Total cost of revenue	—	(158,041)	(2,847)	—	—	—	(160,888)
Operating income /(expenses)	8,747	(109,066)	(1,508)	(3,427)	(152)	7	(105,399)
(Loss)/gain from operations	8,747	(115,077)	(4,348)	(3,427)	(152)	—	(114,257)
Gain/(Loss) from equity method investments	11,366	795	—	—	—	(11,366)	795
Net loss from continuing operations	(5,132)	(27,177)	(4,348)	(3,427)	40,600	(11,366)	(10,850)
Net loss from discontinued operation	—	(11,974)	—	—	—	—	(11,974)
Net (loss)/income	(5,132)	(39,151)	(4,348)	(3,427)	40,600	(11,366)	(22,824)

	Year Ended December 31, 2025
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Net cash (used in)/provided by operating activities from continuing operations	(4,256)	1,212	(4,828)	(1,776)	5,922	—	(3,726)
Net cash used in operating activities from discontinued operations	—	—	—	—	(10,128)	—	(10,128)
Net cash (used in)/provided by operating activities	(4,256)	1,212	(4,828)	(1,776)	(4,206)	—	(13,854)
Purchase of short-term investments	—	—	—	(70,226)	—	—	(70,226)
Settlement of short-term investments	—	—	—	70,226	—	—	70,226
Purchase of property and equipment	—	(7,246)	—	—	—	—	(7,246)
Cash received from disposal of Shengguang Zhongshuo	—	—	16,000	—	—	—	16,000
Loan provided to inter-companies	(5,938)	—	(42,071)	(3,849)	(3,517)	55,375	—
Loan collection from inter-companies	3,913	—	23,340	11,214	127	(38,594)	—
Cash injection to subsidiaries	—	—	(33)	(2,874)	—	2,907	—
Other investing activities	—	(686)	(2,220)	—	13	—	(2,893)
Net cash (used in)/ provided by investing activities from continuing operations	(2,025)	(7,932)	(4,984)	4,491	(3,377)	19,688	5,861
Net cash used in investing activities from discontinued operations	—	—	—	—	—	—	—
Net cash (used in)/ provided by investing activities	(2,025)	(7,932)	(4,984)	4,491	(3,377)	19,688	5,861
Loan received from third parties	—	—	—	—	3	—	3
Loan repaid to third parties	—	—	—	—	(45)	—	(45)
Cash received from issuing redeemable convertible preferred shares	18,089	—	—	—	—	—	18,089
Issuance cost of redeemable convertible preferred shares	(523)	—	—	—	—	—	(523)
Loan received from inter-companies	—	19,912	7,081	5,312	23,070	(55,375)	—
Loan repaid to inter-companies	—	(16,163)	—	(3,912)	(18,519)	38,594	—
Cash contribution from shareholders	—	—	2,874	—	33	(2,907)	—
Other financing activities	(620)	—	—	—	—	—	(620)
Net cash provided by /(used in) financing activities from continuing operations	16,946	3,749	9,955	1,400	4,542	(19,688)	16,904
Net cash provided by /(used in) financing activities from discontinued operations	—	—	—	—	—	—	—
Net cash provided by /(used in) financing activities	16,946	3,749	9,955	1,400	4,542	(19,688)	16,904

Effects of exchange rate changes	91	—	—	(697)	(7,492)	—	(8,098)
Net increase/(decrease) in cash, cash equivalents and restricted cash	10,756	(2,971)	143	3,418	(10,533)	—	813
Cash, cash equivalents and restricted cash - beginning of the period	7,371	6,960	10	10,261	65,768	—	90,370
Cash, cash equivalents and restricted cash - end of the period	18,127	3,989	153	13,679	55,235	—	91,183
Less: Cash, cash equivalents and restricted cash of discontinued operations	—	—	—	—	55,121	—	55,121
Cash, cash equivalents and restricted cash – end of the period from continuing operations	18,127	3,989	153	13,679	114	—	36,062

	Year Ended December 31, 2024
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Net cash (used in)/provided by operating activities from continuing operations	(11,633)	(47,033)	(2,368)	10,028	29,491	—	(21,515)
Net cash used in operating activities from discontinued operations	—	(3,640)	—	—	29,018	—	25,378
Net cash (used in)/provided by operating activities	(11,633)	(50,673)	(2,368)	10,028	58,509	—	3,863
Purchase of short-term investments	(17,254)	—	—	(17,284)	—	—	(34,538)
Settlement of short-term investments	34,504	—	—	17,284	—	—	51,788
Purchase of property and equipment	—	(4,924)	—	—	617	—	(4,307)
Other investing activities	—	(771)	—	—	24	—	(747)
Net cash provided by/(used in) investing activities from continuing operations	17,250	(5,695)	—	—	641	—	12,196
Net cash used in investing activities from discontinued operations	—	(169)	—	—	(641)	—	(810)
Net cash provided by/(used in) investing activities	17,250	(5,864)	—	—	—	—	11,386
Loan received from third parties	—	9,658	—	—	—	—	9,658
Loan repaid to third parties	—	(778)	—	—	(36)	—	(814)
Other financing activities	782	(118)	1,376	—	1	—	2,041
Net cash provided by/(used in) financing activities from continuing operations	782	8,762	1,376	—	(35)	—	10,885
Net cash provided by/(used in) financing activities from discontinued operations	—	7,298	—	—	(98)	—	7,200
Net cash provided by/(used in) financing activities	782	16,060	1,376	—	(133)	—	18,085

Effects of exchange rate changes	(62)	—	—	(79)	7,306	—	7,165
Net increase/(decrease) in cash, cash equivalents and restricted cash	6,337	(40,477)	(992)	9,949	65,682	—	40,499
Cash, cash equivalents and restricted cash - beginning of the period	1,034	52,839	1,002	312	86	—	55,273
Cash, cash equivalents and restricted cash - end of the period	7,371	12,362	10	10,261	65,768	—	95,772
Less: Cash, cash equivalents and restricted cash of discontinued operations	—	5,402	—	—	65,249	—	70,651
Cash, cash equivalents and restricted cash – end of the period from continuing operations	7,371	6,960	10	10,261	519	—	25,121

	Year Ended December 31, 2023
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Net cash provided by /(used in) operating activities from continuing operations	5,872	(9,359)	(2,167)	(1,122)	594	—	(6,182)
Net cash provided by operating activities from discontinued operations	—	23,178	—	—	—	—	23,178
Net cash provided by /(used in) operating activities	5,872	13,819	(2,167)	(1,122)	594	—	16,996
Purchase of short-term investments	—	(19,123)	—	—	—	—	(19,123)
Settlement of short-term investments	—	2,126	—	—	—	—	2,126
Purchase of property and equipment	—	(12,968)	—	(556)	—	—	(13,524)
Other investing activities	—	39,662	—	—	—	—	39,662
Net cash provided by/(used in) investing activities from continuing operations	—	9,697	—	(556)	—	—	9,141
Net cash used in investing activities from discontinued operations	—	7,566	—	—	—	—	7,566
Net cash provided by /(used in) investing activities	—	17,263	—	(556)	—	—	16,707
Loan received from third parties	—	1,539	—	—	—	—	1,539
Loan repaid to third parties	—	(6,337)	—	—	(178)	—	(6,515)
Redemption of convertible bond	(5,482)	—	—	—	—	—	(5,482)
Other financing activities	—	(12,000)	—	—	—	—	(12,000)
Net cash used in financing activities from continuing operations	(5,482)	(16,798)	—	—	(178)	—	(22,458)
Net cash used in financing activities from discontinued operations	—	(8,331)	—	—	—	—	(8,331)
Net cash used in financing activities	(5,482)	(25,129)	—	—	(178)	—	(30,789)

Effects of exchange rate changes	(14)	—	—	(42)	(830)	—	(886)
Net increase/(decrease) in cash, cash equivalents and restricted cash	376	5,953	(2,167)	(1,720)	(414)	—	2,028
Cash, cash equivalents and restricted cash - beginning of the period	658	46,886	3,169	2,032	500	—	53,245
Cash, cash equivalents and restricted cash - end of the period	1,034	52,839	1,002	312	86	—	55,273
Less: Cash, cash equivalents and restricted cash of discontinued operations	—	38,883	—	—	—	—	38,883
Cash, cash equivalents and restricted cash – end of the period from continuing operations	1,034	13,956	1,002	312	86	—	16,390

The following table sets forth the roll-forwards of the investment in our subsidiaries and the VIEs line item for the periods indicated:

Inter-group Balances Due from VIEs/Subsidiaries:	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries
	(RMB in thousands)
December 31, 2023	52,083	—	—	190,068	—
Loss from equity method investment	(72,236)	—	—	—	—
Additional long-term investment held by share incentive plan(1)	28,849	—	—	—	—
Disposal of Ucommune Venture VIE(2)	66,213	—	—	—	—
Loan exempt from related parties	3,662	—	—	—	—
Foreign exchange gain for Long-term investments	533	—	—	—	—
Intercompany loan lent	15,458	—	23,280	3,184	13,404
Intercompany loan collected	(7,129)	—	(25,900)	(3,387)	(14,332)
Transfer from intercompany	1,596	—	2,620	8,846	71,974
December 31, 2024	89,029	—	—	198,711	71,046
Loss from equity method investment	(26,379)	—	—	—	—
Additional long-term investment held by share incentive plan(1)	15,022	—	—	—	—
Acquisition of a subsidiary	(3,054)
Disposal of subsidiaries	1,461	—	—	—	—
Loan exempt from related parties	54,430	—	—	—	—
Foreign exchange gain for Long-term investments	(1,420)	—	—	—	—
Intercompany loan lent	5,938	—	42,071	3,849	3,517
Intercompany loan collected	(3,913)	—	(23,340)	(11,214)	(127)
Transfer (to)/from intercompany	(1,672)	—	(18,731)	55,242	(1,477)
December 31, 2025	129,442	—	—	246,588	72,959

(1)	Ucommune International Ltd issued share incentives to its employees using its ordinary shares. Upon the consummation of the Business Combination, the shares previously granted became effective and vest according to the related share incentive agreements. Therefore, the parent company recognized long-term investments to the subsidiaries and the subsidiaries recognized share-based compensation expenses.

(2)	On September 20, 2024, Youshenghengtong Technology issued a notice to terminate the Ucommune Venture VIE Agreements (as defined below) to Ucommune Venture and the existing shareholders of Ucommune Venture. As a result, the series of contractual arrangements entered into by and among Youshenghengtong Technology, Ucommune Venture and/or its shareholders (the “Ucommune Venture VIE Agreements”), including exclusive business cooperation agreement, equity pledge agreement, exclusive option agreement, shareholders’ voting rights proxy agreement and spousal consent letter, were terminated in accordance with the terms therein following 30 calendar days after the delivery date of the Notice of Termination, by which time Ucommune Venture and its subsidiaries were deconsolidated and their financial results were no longer included in our consolidated financial statements.

Inter-group Balances Due to VIEs/Subsidiaries:	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries
	(RMB in thousands)
December 31, 2023	—	182,706	9,173	320,607	116,894
Intercompany loan received	—	33,338	—	14,344	7,645
Intercompany loan repayment	—	(35,106)	(4,429)	(2,552)	(8,661)
Transfer (to)/from intercompany	—	(13,212)	—	—	98,248
December 31, 2024	—	167,726	4,744	332,399	214,126
Intercompany loan received	—	19,912	7,081	5,312	23,070
Intercompany loan repayment	—	(16,163)	—	(3,912)	(18,519)
Transfer from intercompany	—	11,161	843	17,851	3,507
December 31, 2025	—	182,636	12,668	351,650	222,184

Our Operations in China and Permissions Required from the PRC Authorities for Our Operations

We, through the WFOEs and the VIEs, conduct our operations in China. Our operations in China are governed by PRC laws and regulations. We and the VIE are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. Specifically, as of the date of this annual report: (1) each of the WFOEs and the VIEs has obtained a business license; (2) Beijing U Bazaar, through which we conduct our VATS business, including value-added online services for our members, has obtained a value-added telecommunications license for internet information service and online data processing and transactions, a license for radio and television program production and a license for internet cultural business; and (3) Beijing Bianbian You International Cultural and Tourism Development Co., Ltd, which engages in tourism business, has obtained a travel agency business operation license; and (4) most of our self-operated model spaces have completed the required as-built acceptance check on fire prevention or fire safety filing. However, a small number our self-operated model spaces have not completed such as-built acceptance check on fire prevention or fire safety filing. As of the date of this annual report, as advised by our PRC counsel, Jingtian & Gongcheng, the WFOEs and the VIEs have obtained the licenses, permits and registrations from the PRC government authorities necessary for our business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we or the VIEs will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we or the VIEs may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or the VIEs may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Relating to Doing Business in China — Any lack of requisite approvals, licenses or permits applicable to our business may materially and adversely affect our business, financial condition and results of operations.”

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

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and the related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and regulates both direct and indirect overseas offering and listing of securities by PRC domestic companies by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that have already been listed on overseas stock exchanges prior to March 31, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures, i.e., to file with the CSRC within three business days after the closing of such subsequent offerings. As we had been listed on Nasdaq prior to March 31, 2023, we are not required to make immediate filing with the CSRC in connection with our listing on Nasdaq. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings. On December 23, 2025 and February 12, 2026, we closed two tranches of Preferred Shares Issuance. On February 12, 2026, we closed the Securities Exchange and issued 6,800 New Preferred Shares to an investor. Subsequently, we made a filing with the CSRC on February 13, 2026. See “Item 4. Information on the Company — Regulation — Regulations Relating to Mergers and Acquisitions and Overseas Listing.”

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

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”) was enacted on December 18, 2020. Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (the “PCAOB”) has determined that it is unable to inspect and investigate completely, the Securities and Exchange Commission (the “SEC”) will identify us as a “Commission-Identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-Identified Issuer for two consecutive years. In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2025 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain a registered public accounting firm that the PCAOB is able to inspect and investigate completely, or if we otherwise fail to meet the PCAOB’s requirements, our Class A ordinary shares will be delisted from Nasdaq, and will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. The related risks and uncertainties could cause the value of our Class A ordinary shares to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — Our securities will be delisted and be prohibited from trading in the over-the-counter market in the United States under the Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

Our business has experienced volatility. We have also experienced significant decline in business scale in recent years. The number of our agile office spaces decreased from 95 as of December 31, 2023, to 13 as of December 31, 2024, and subsequently decreased to 4 as of December 31, 2025. The number of our spaces in operation decreased from 79 as of December 31, 2023, to 12 as of December 31, 2024, and subsequently decreased to 4 as of December 31, 2025. The number of workstations available in our spaces in operation decreased from approximately 29,850 as of December 31, 2023, to 5,844 as of December 31, 2024, and subsequently decreased to 2,849 as of December 31, 2025.

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

We have incurred net losses since our inception in April 2015. For 2023, 2024 and 2025, we incurred net loss of RMB22.8 million, RMB80.2 million and RMB39.3 million (US$5.6 million), respectively.

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

We have experienced significant cash outflow from operating activities historically. We generated negative cash flows from operating activities from continuing operations of RMB6.2 million, RMB21.5 million and RMB3.7 million (US$0.5 million) in 2023, 2024 and 2025, respectively. The cost of continuing operations could further reduce our cash position, and our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available for our operations and business development.

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

We have incurred recurring operating losses since our inception, including net losses from continuing operations of RMB10.9 million, RMB71.0 million and RMB36.6 million (US$5.2 million) for 2023, 2024 and 2025, respectively. We have experienced significant cash outflow from operating activities historically. In 2023, 2024 and 2025, we generated negative cash flows from operating activities from continuing operations of RMB6.2 million, RMB21.5 million and RMB3.7 million (US$0.5 million). Accumulated deficit was RMB4,639.3 million (US$663.4 million) as of December 31, 2025. As of December 31, 2025, we had cash and cash equivalents of RMB36.1 million (US$5.2 million). These conditions raise substantial doubt about our ability to continue as a going concern.

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

We rely on a limited number of key large enterprise members to sustain our occupancy rates. There are two customers from workspace membership revenue segment individually represents 26.9% and 23.7% of total revenue for the year ended December 31, 2025. Such concentration leads to heightened risks, for instance, if one of these key enterprises terminates its contract with us, our business could suffer.

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

We have incurred, and may in the future incur, impairment loss on long-lived assets and long-term prepaid expenses. Significant impairment of our long-lived assets and long-term prepaid expenses could materially impact our financial position and results of our operations.

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

We had impairment loss on long-lived assets and long-term prepaid expenses of RMB29.1 million in 2023, RMB1.0 million in 2024, and RMB2.9 million (US$0.4 million) in 2025. These impairment losses primarily reflected impairment of right-of-use assets, property and equipment, intangible assets and other non-current assets. For further information, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Components of Results of Operations.” We could record additional impairments on long-lived assets in the future. Any significant impairment losses charged against our long-lived assets could materially and adversely affect our results of operations.

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

In 2023, 2024 and 2025, we generated an important portion of our net revenue from our agile office spaces located in Beijing, Shanghai, Wuhan and Shenzhen. Adverse changes in general economic conditions or real estate markets as well as relevant regulatory environment in these cities may disproportionately affect our member base, occupancy rates and/or pricing.

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

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, COVID-19 or other disease. Any future resurgence of COVID-19 cases or other epidemics in China may lead to temporary interruptions to business operations. There also remain uncertainties surrounding the COVID-19 outbreak, including with respect to the ultimate spread of the virus, the severity and duration of the pandemic and the further actions government authorities may take in response. Our business, results of operations, financial condition and prospects could be materially and adversely affected to the extent that COVID-19 harms the Chinese and global economy in general. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Factors Affecting Our Results of Operations”

Our business and our reputation may be affected if our employees or members of our community or guests who enter our spaces behave badly.

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

In addition, investments and acquisitions could result in significant impairments to long-term investments and other intangible assets. For example, we recognized RMB25.6 million, RMB18.0 million and nil impairment loss on long-term investments in 2023 2024, and 2025, respectively, as we believe the carrying value was no longer recoverable.

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

The Parent adopted share incentive plans in August 2019 and November 2020, which we respectively refer to as 2019 Plan and 2020 Plan in this annual report, to enhance our ability to attract and retain qualified individuals and align their interests with our operations and performance. The maximum aggregate numbers of ordinary shares we are authorized to issue pursuant to all awards under 2019 Plan are 15,028,567 ordinary shares (62,620 ordinary shares after retroactively adjusted to reflect the 20-to-1 share consolidation effected on April 21, 2022 and the 12-to-1 share consolidation effected on November 29, 2023). In November 2020, the Parent adopted the 2020 Plan, under which the Parent is authorized to issue a maximum number of 7,188,661 Class A ordinary shares (29,953 Class A ordinary shares after retroactively adjusted to reflect the 20-to-1 share consolidation effected on April 21, 2022 and the 12-to-1 share consolidation effected on November 29, 2023). Pursuant to the 2020 Plan, as amended and restated in May 2021, August 2022, December 2023, February 2024 and August 2025, the maximum aggregate number of shares that may be issued is 4,071,620 Class A ordinary shares, plus an automatic replenishment to 2,000,000 Class A ordinary shares under the circumstance where the total number of Class A ordinary shares which may be issuable pursuant to the awards granted under the 2020 Plan are less than 200,000. As of the date of this annual report, options to purchase an aggregate number of 267,302 Class A ordinary shares were granted and outstanding, including awards to purchase 19,013 Class A ordinary shares granted to replace the granted and outstanding awards under 2019 Plan.

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

In connection with the preparation and external audits of its consolidated financial statements included in this annual report, we identified the following material weaknesses in our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. The material weaknesses that have been identified relate to:

●	A lack of proper management approval and review on borrowing contract over certain amount,

●	Insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP, and

●	A lack of proper management approval and review on agency fee contract over certain amount.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting. We plan to improve our management approval on all borrowing contracts over certain amount, and to enhance management review control over borrowing related accounting treatment by conducting monthly accounting record inspection. We plan to recruit staff with knowledge of U.S. GAAP and SEC regulations in our finance and accounting department. We also plan to enhance internal training and development programs for financial reporting personnel. When entering into complex transactions, we plan to utilize third-party consultant for accounting services as additional resources. We also plan to enhance the agency fee management review and approval process over certain amount and carry out integrity and compliance education and training within the Company. See “Item 15. Controls and Procedures — Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

The Parent is subject to the Sarbanes-Oxley Act of 2002. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), we have included a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the year ended December 31, 2025. Based on the assessment, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2025. In addition, once the Parent ceases to be a “non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. As such, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations may significantly strain our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We may not be able to detect or prevent misconduct committed by our employees or third parties.

Misconduct by our employees, such as unauthorized business transactions, corruption and breach of our internal policies and procedures, or by other third parties, such as breach of law, may be difficult to detect or prevent. It could subject us to financial loss while seriously damaging our reputation. This may also impair our ability to effectively attract prospective users, develop customer loyalty, obtain financing on favorable terms and conduct other business activities. Our risk management systems and internal control procedures are designed to monitor our operations and overall compliance. However, there can be no assurance we will be able to identify non-compliance or illegal activities promptly, or at all.

Historically we have identified certain incidents of employee and third-party misconduct, in response to which we have undertaken internal review and remedial measures. See “Item 15. Controls and Procedures — Internal Control Over Financial Reporting.” and “Notes to Consolidated Statements — Note 3. Revision to Prior Period Financial Statements.” Any misconduct committed by our employees or third parties and our inability to detect and prevent such misconduct may materially and adversely affect our business, brand, financial condition and results of operations.

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

We rely on contractual arrangements with the VIEs and their shareholders to operate our business in China. The revenues contributed by the VIEs constituted most of our net revenue for 2023, 2024 and 2025.

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

The Parent has adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 170 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The Parent’s dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that you, as the holders of the Parent’s Class A ordinary shares, may view as beneficial.

Certain of the existing shareholders of the Parent have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders.

Dr. Daqing Mao, our founder, and his wife, Angela Bai, together hold approximately 82.08% of the voting power of our company as of February 28, 2026 due to the Parent’s dual-class share structure. For more information, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” Dr. Mao is expected to retain significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.

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

Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties. We are of the view that such requirement for cybersecurity review under the Cybersecurity Review Measures, are not applicable to us, primarily because, as of the date of the annual report: (1) we have not received any notice or determination from competent PRC governmental authorities identifying us as a critical information infrastructure operator; (2) we do not hold or process personal information of over one million users; and (3) we have not received any investigation, notice, warning, or sanctions from applicable government authorities in relation to national security. However, the relevant PRC government agencies could reach a different conclusion, applicable laws, regulations or interpretations could change and we could be required to obtain such approvals in the future.

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

Based on PRC laws and regulations in effect as of the date of this annual report and the legal advice of our PRC legal counsel, Jingtian & Gongcheng, and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, our subsidiaries and the VIEs have obtained the following licenses and approvals necessary to operate in China as of the date of this annual report: (1) each of our subsidiaries and the VIEs has obtained a business license; (2) Beijing U Bazaar, through which we conduct our VATS business, including value-added online services for our members, has obtained a value-added telecommunications license for internet information service and online data processing and transactions, a license for radio and television program production and a license for internet cultural operation; (3) Beijing Bianbian You International Cultural and Tourism Development Co., Ltd, which engages in tourism business, has obtained a travel agency business operation license; and (4) most of our self-operated model spaces have completed the required as-built acceptance check on fire prevention or fire safety filing. However, a small number our self-operated model spaces have not completed such as-built acceptance check on fire prevention or fire safety filing.

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

In August 2020, Ucommune Venture entered into a loan agreement with Ucommune Group Holdings (Hong Kong) Limited (“Ucommune HK”), under which Ucommune HK agreed to provide loans of up to a total of US$60 million to Ucommune Venture and Ucommune Venture could drawdown the loans in multiple tranches (up to an aggregate of US$60 million) within three years from the date of the first drawdown. Thereafter, both parties entered into two supplement agreements in January 2021 and March 2021. As of December 31, 2024, Ucommune HK has provided a total of US$41.7 million in loans to Ucommune Venture, of which US$8.3 million have been repaid, under such loan agreements since the completion of our Business Combination in November 2020, using proceeds from the Parent’s previous PIPE financing and follow-on offerings. Such loans were included in intercompany loans, and disclosed as roll-forwards of the investment in subsidiaries and VIEs. As of December 31, 2024, Ucommune HK has completed the outstanding $33.3 million debt owed by Ucommune Venture be transferred to Youshenghengtong Technology. Ucommune Venture has completed the filing procedure with Beijing Foreign Exchange Management Department, a local branch of SAFE, and has completed the registration of the debt exemption for this particular debt to Ucommune Venture.

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

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2025 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

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

On February 17, 2023, the CSRC promulgated the Trial Measures of the Overseas Listing Trial Measures and the related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and regulates both direct and indirect overseas offering and listing of securities by PRC domestic companies by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that have already been listed on overseas stock exchanges prior to March 31, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures, i.e., to file with the CSRC within three business days after the closing of such subsequent offerings. On December 23, 2025 and February 12, 2026, we closed two tranches of Preferred Shares Issuance. On February 12, 2026, we closed the Securities Exchange and issued 6,800 New Preferred Shares to an investor. Subsequently, we made a filing with the CSRC on February 13, 2026. See “Item 4. Information on the Company — Regulation — Regulations Relating to Mergers and Acquisitions and Overseas Listing.” As we had been listed on Nasdaq prior to March 31, 2023, we are not required to make immediate filing with the CSRC in connection with our listing on Nasdaq. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings.

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

On September 6, 2024, NDRC and MOFCOM jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2024 Version) (the “Negative List”), which became effective and replaced the previous version on November 1, 2024. According to the Negative List, domestic enterprises engaging in businesses in which foreign investment is prohibited shall obtain approval from the relevant authorities before offering and listing their shares on an overseas stock exchange. In addition, certain foreign investors shall not be involved in the operation or management of the relevant enterprise, and shareholding percentage restrictions under relevant domestic securities investment management regulations shall apply to such foreign investors. Since none of our PRC subsidiaries engages in businesses in which foreign investment is prohibited, we believe that we are not required to obtain such approval under the Negative List. However, the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties, and uncertainties remain regarding the interpretation and implementation of the new rules and regulations.

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

On January 9, 2026, the Parent announced that it had received written notification from Nasdaq dated January 7, 2026 (the “2026 Notification Letter”), indicating that the Parent was not in compliance with the Bid Price Requirement. Pursuant to the Nasdaq Listing Rules, the Parent is provided with a compliance period of 180 calendar days, or until July 7, 2026, to regain compliance under the Nasdaq Listing Rules. If at any time during the 180-day compliance period, the closing bid price of the Parent’s Class A ordinary share is US$1.00 per share or higher for a minimum of ten consecutive business days, the Nasdaq will provide the Parent written confirmation of compliance and the matter will be closed. In the event the Parent does not regain compliance by July 7, 2026, subject to the determination by the staff of Nasdaq, the Parent may be eligible for an additional 180-day compliance period. On February 9, 2026, the Parent held an extraordinary general meeting at which shareholders approved, among other things, a share consolidation to cure this deficiency. The actual time to carry out the share consolidation is subject to further approval from the Board of Directors.

Moreover, in January 2026, Nasdaq proposed additional rule changes to adopt, as a continued listing requirement, a minimum market value of listed securities, or MVLS, of US$5 million. Under the proposed rule changes, companies that fail to comply with the MVLS requirement would be subject to trading suspension and immediate delisting from Nasdaq, and review by the Nasdaq Listing Qualifications Hearings Panel would be limited solely to factual errors. As these proposed rule changes have not been adopted, we cannot predict whether, when or in what form they may become effective, or what impact they may have on the Parent.

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

If in the future we fail to meet the continued Nasdaq listing requirements and our Class A ordinary shares are delisted from Nasdaq, investors would likely find it significantly more difficult to buy or sell our Class A ordinary shares, and our ability to raise capital could be materially adversely affected. We may also be unable to list our securities on another national securities exchange, in which case our securities may be quoted on an over-the-counter market, resulting in reduced market quotations, lower liquidity and a decline in the trading price of our Class A ordinary shares. Any such delisting could also reduce institutional investor interest and adversely affect our business development opportunities.

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

Our Class A ordinary shares are listed on The Nasdaq Capital Market under the symbol “UK.” The warrants to purchase up to 23,663 Class A ordinary shares at a price of US$972.00 per share expiring on February 2, 2026 (the “New Warrants”), unit purchase options (the “UPOs”), warrants to purchase Class A ordinary shares upon the exercise of the UPOs (the “UPO Warrants”), rights to convert to Class A ordinary shares upon the exercise of the UPOs (the “UPO Rights”), Debenture and JAK Warrants of the Parent (each as defined below) are not listed on Nasdaq or any national securities exchange or market. We cannot assure you that a liquid public market for our securities will develop. If a large, active public market for our securities does not develop, the market price and liquidity of our securities may be materially and adversely affected. As a result, investors in our securities may experience a significant decrease in the value of our securities.

Warrants and UPOs are exercisable for, and UPO Rights are convertible into, our Class A ordinary shares, which may increase the number of Class A ordinary shares eligible for future resale in the public market and result in dilution to our shareholders.

As of December 31, 2025, there were outstanding warrants (including New Warrants and JAK Warrants) to purchase up to an aggregate of 3,918,323 Class A ordinary shares at exercise prices, which were immediately exercisable. As of December 31, 2025, there were outstanding 333,002 UPOs exercisable for 1,388 Class A ordinary shares, 333,002 UPO Warrants to purchase an additional 694 Class A ordinary shares, and 333,002 UPO Rights to convert to an additional 139 Class A ordinary shares.

As of February 28, 2026, all JAK Warrants were converted into 6,800 Class A convertible preferred shares on February 12, 2026. As of February 28, 2026, there were outstanding 333,002 UPOs exercisable for 1,388 Class A ordinary shares, 333,002 UPO Warrants to purchase an additional 694 Class A ordinary shares, and 333,002 UPO Rights to convert to an additional 139 Class A ordinary shares.

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

The trading prices of the Class A ordinary shares are likely to be volatile, which could result in substantial losses to investors.

The trading prices of the Class A ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the Class A ordinary shares may be highly volatile for factors specific to our own operations, including the following:

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

The Parent has adopted a fourth amended and restated memorandum and articles of association that contains provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

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

Once the Parent ceases to be a “non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, we may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

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

Based upon the manner in which we operate our business, the composition and characterization of our income and assets and the value of our assets, we believe that it is reasonable to take a position that we were not classified as a PFIC for our taxable year ended December 31, 2025. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be classified as a PFIC for the current taxable year or future taxable years. The value of the assets of our Parent for purposes of PFIC determination will generally be determined by reference to the market price of our Class A ordinary shares, which could fluctuate significantly. Our market capitalization fluctuated significantly during the taxable year ended December 31, 2025. If our market capitalization does not increase or continues to decline, we may be or become classified as a PFIC for the current or future taxable years. If we are treated as a “controlled foreign corporation” (see “— If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.” below), the value of the assets owned by our subsidiaries and consolidated VIEs will be determined by reference to the adjusted tax basis of such assets for U.S. federal income tax purposes, which may increase the likelihood that we are a PFIC. Because we do not currently track adjusted tax basis for U.S. federal income tax purposes, we may not be able to determine whether we are a PFIC in future taxable years. In addition, our PFIC status depends on the manner in which we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). The Internal Revenue Service (the “IRS”) may challenge the composition and characterization of our assets or income or the valuation of our assets, goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or future taxable years. Furthermore, it is not entirely clear how the contractual arrangements between us, the VIEs and their nominal shareholders are treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us. Because of these uncertainties, there can be no assurance we will not be classified as a PFIC for the current taxable year, or will not be classified as a PFIC in the future taxable years.

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

Starting from November 17, 2020, the Class A ordinary shares of the Parent are listed on the Nasdaq Capital Market under the symbol “UK” and the Prior Warrants of the Parent, are listed on Nasdaq under the symbol “UKOMW.” The Prior Warrants of the Parent expired on November 18, 2025 and are no longer exercisable or traded; on the same date, the Company filed a Form 25 with respect to the delisting of its Prior Warrants from Nasdaq.

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

On January 9, 2026, the Parent announced that it had received written notification from Nasdaq dated January 7, 2026 (the “2026 Notification Letter”), indicating that the Parent was not in compliance with the Bid Price Requirement. Pursuant to the Nasdaq Listing Rules, the Parent is provided with a compliance period of 180 calendar days, or until July 7, 2026, to regain compliance under the Nasdaq Listing Rules. If at any time during the 180-day compliance period, the closing bid price of the Parent’s Class A ordinary share is US$1.00 per share or higher for a minimum of ten consecutive business days, the Nasdaq will provide the Parent written confirmation of compliance and the matter will be closed. In the event the Parent does not regain compliance by July 7, 2026, subject to the determination by the staff of Nasdaq, the Parent may be eligible for an additional 180-day compliance period. On February 9, 2026, the Parent held an extraordinary general meeting at which shareholders approved, among other things, a share consolidation to cure this deficiency. The actual time to carry out the share consolidation is subject to further approval from the Board of Directors.

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

Based on the amendment agreements dated January 30, 2024, the Parent and the Purchaser amended and restated the Termination Date for purposes of the Series B Warrant to December 31, 2024 for the Ordinary Shares issuable upon exercise of the Series B Warrant that are registered under the registration statement on Form F-3 of the Parent (File No. 333-257664) (the “F-3 Registration Statement”), which date has passed, and to 12 months following the effectiveness of a registration statement to be filed under the Securities Act registering the remaining unregistered Ordinary Shares issuable upon exercise of the Series B Warrant for such remaining Ordinary Shares. With respect to the Ordinary Shares issuable upon exercise of each of the Warrants that are registered under the F-3 Registration Statement, the Floor Price was amended and restated to US$3.37 per Ordinary Share. Pursuant to the terms of the JAK Warrants, for so long as the JAK Warrants remained outstanding, the Parent was prohibited from issuing Class A ordinary shares or Class A ordinary share equivalents at a price per share, or with a conversion or exercise price per share, as applicable, below the Floor Price without the prior written consent of the Purchaser. As of February 28, 2026, all JAK Warrants were converted into 6,800 Class A convertible preferred shares on February 12, 2026.

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

On August 11, 2025, the Parent announced an extraordinary general meeting (the “2025 EGM”) to be held at 10 A.M. on September 8, 2025, Beijing time, to change the voting power of the Class B ordinary shares of par value of US$0.024 each from fifty-five (55) votes for each Class B ordinary share to one hundred and seventy (170) votes for each Class B ordinary share (the “Voting Ratio Change”). At the 2025 EGM, the Parent’s shareholders approved the Voting Ratio Change. As a result, with immediate effect, each Class A ordinary shares, par value of US$0.024 each, of the Parent was entitled to one (1) vote on all matters subject to vote at general and special meetings of the Parent and each Class B ordinary share was entitled to one hundred and seventy (170) votes on all matters subject to vote at general and special meetings of the Parent.

On January 8, 2026, the Parent announced an extraordinary general meeting (the “January EGM”) to be held at 10 A.M. on February 9, 2026, Beijing time. At the January EGM, the Parent’s shareholders approved:

(1)	to increase and redesignate the Parent’s authorised share capital from US$600,000 divided into 25,000,000 shares comprising (i) 19,980,000 Class A Ordinary Shares par value US$0.024 per share (the “Class A Ordinary Shares”), (ii) 5,000,000 Class B Ordinary Shares, par value US$0.024 per share (the “Class B Ordinary Shares”), and (iii) 20,000 Series A Preferred Shares, par value US$0.024 per share (the “Series A Preferred Shares”) to US$72,000,000 divided into 3,000,000,000 shares comprising (i) 2,994,000,000 Class A Ordinary Shares, (ii) 3,000,000 Class B Ordinary Shares, and (iii) 3,000,000 Series A Preferred Shares by (a) creation of 2,972,020,000 authorised but unissued Class A Ordinary Shares; (b) creation of 2,980,000 authorised but unissued Series A Preferred Shares; and (c) redesignation of 2,000,000 authorised but unissued Class B Ordinary Shares into 2,000,000 authorised but unissued Class A Ordinary Shares (the “Increase and Redesignation of Authorised Share Capital”);

(2)

a) on a date when the closing market price per the Parent’s Class A Ordinary Share is less than US$1.00, or on such date as any Director or chief executive officer of the Parent deems advisable and may determine in his or her absolute discretion, a sixteen-in-one reverse share split (the “First Tranche Scenario 1 Split Ratio”) of the Parent’s authorized share capital, so that the authorised share capital of the Parent will be US$72,000,000 divided into 187,500,000 shares comprising (i) 187,125,000 Class A Ordinary Shares, par value US$0.384 per share, (ii) 187,500 Class B Ordinary Shares, par value US$0.384 per share and (iii) 187,500 Series A Preferred Shares, par value US$0.384 per share. If, following a reverse split at the First Tranche Scenario 1 Split Ratio, the Parent would not be in compliance with the continued listing standards of The Nasdaq Capital Market, including but not limited to the minimum publicly held shares requirement (the “Continued Listing Requirement”), the reverse split ratio shall be reduced to twelve-point-five-to-one (the “First Tranche Scenario 2 Split Ratio”), so that the authorised share capital of the Parent will be US$72,000,000 divided into 240,000,000 shares comprising (i) 239,520,000 Class A Ordinary Shares, par value US$0.3 per share, (ii) 240,000 Class B Ordinary Shares, par value US$0.3 per share, and (iii) 240,000 Series A Preferred Shares, par value US$0.3 per share; ii) If non-compliant with the Continued Listing Requirement at the First Tranche Scenario 2 Split Ratio, the ratio shall be reduced to ten-to-one (the “First Tranche Scenario 3 Split Ratio”), so that the authorised share capital of the Parent will be US$72,000,000 divided into 300,000,000 shares comprising (i) 299,400,000 Class A Ordinary Shares, par value US$0.24 per share, (ii) 300,000 Class B Ordinary Shares, par value US$0.24 per share, and (iii) 300,000 Series A Preferred Shares, par value US$0.24 per share; iii) If non-compliant with the Continued Listing Requirement at the First Tranche Scenario 3 Split Ratio, the ratio shall be reduced to eight-to-one (the “First Tranche Scenario 4 Split Ratio”), so that the authorised share capital of the Parent will be US$72,000,000 divided into 375,000,000 shares comprising (i) 374,250,000 Class A Ordinary Shares, par value US$0.192 per share, (ii) 375,000 Class B Ordinary Shares, par value US$0.192 per share, and (iii) 375,000 Series A Preferred Shares, par value US$0.192 per share; iv) If non-compliant with the Continued Listing Requirement at the First Tranche Scenario 4 Split Ratio, the ratio shall be reduced to five-to-one (the “First Tranche Scenario 5 Split Ratio”), so that the authorised share capital of the Parent will be US$72,000,000 divided into 600,000,000 shares comprising (i) 598,800,000 Class A Ordinary Shares, par value US$0.12 per share, (ii) 600,000 Class B Ordinary Shares, par value US$0.12 per share, and (iii) 600,000 Series A Preferred Shares, par value US$0.12 per share; and v) If non-compliant with the Continued Listing Requirement at the First Tranche Scenario 5 Split Ratio, the ratio shall be reduced to four-to-one (the “First Tranche Scenario 6 Split Ratio”), so that the authorised share capital of the Parent will be US$72,000,000 divided into 750,000,000 shares comprising (i) 748,500,000 Class A Ordinary Shares, par value US$0.096 per share, (ii) 750,000 Class B Ordinary Shares, par value US$0.096 per share, and (iii) 750,000 Series A Preferred Shares, par value US$0.096 per share. The reverse split effected at the final compliant ratio determined by this process is referred to herein as the “First Reverse Split;”

b) subsequently following the First Reverse Split, on a date when the closing market price per the Parent’s Class A Ordinary Share is less than US$1.00, or on such date as any director or chief executive officer of the Parent deems advisable and may determine in his or her absolute discretion, a five-in-one reverse share split (the “Second Tranche Scenario 1 Split Ratio”) of the Parent’s authorized share capital. If, following a reverse split at the Second Tranche Scenario 1 Split Ratio, the Parent would not be in compliance with the Continued Listing Requirement, the reverse split ratio shall be reduced to two-in-one (the “Second Reverse Split”);

c) subsequently following the Second Reverse Split, on a date when the closing market price per the Parent’s Class A Ordinary Share is less than US$1.00, or on such date as any director or chief executive officer of the Parent deems advisable and may determine in his or her absolute discretion, a five-in-one reverse share split (the “Third Tranche Scenario 1 Split Ratio”) of the Parent’s authorized share capital. If, following a reverse split at the Third Tranche Scenario 1 Split Ratio, the Parent would not be in compliance with the Continued Listing Requirement, the reverse split ratio shall be reduced to two-in-one (the “Third Reverse Split”); and

d) subsequently following the Third Reverse Split, on a date when the closing market price per the Parent’s Class A Ordinary Share is less than US$1.00, or on such date as any director or chief executive officer of the Parent deems advisable and may determine in his or her absolute discretion, a five-in-one reverse share split (the “Fourth Tranche Scenario 1 Split Ratio”) of the Parent’s authorized share capital. If, following a reverse split at the Fourth Tranche Scenario 1 Split Ratio, the Parent would not be in compliance with the Continued Listing Requirement, the reverse split ratio shall be reduced to two-in-one.

(3)	an amendment of the Parent’s memorandum and articles of association currently in effect to reflect the Increase and Redesignation of Authorised Share Capital.

Preferred Shares Issuance

On December 23, 2025, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an investor named therein (the “Buyer”), pursuant to which we have agreed to issue and sell to the Buyer up to 5,000 Series A Convertible Preferred Shares (the “Preferred Shares”) at the purchase price of US$1,000.00 for each Preferred Share (the “Preferred Shares Issuance”). The Preferred Shares Issuance is structured in two tranches and the closing of each tranche under the Securities Purchase Agreement is conditioned upon customary closing conditions and, in the case of the second closing, approval by our shareholders of an increase to our share capital and authorization for a share consolidation of our Class A Ordinary Shares.

In connection with the execution of the Securities Purchase Agreement, we adopted a Certificate of Designations (the “Certificate of Designations”) of Preferred Shares, par value US$0.024 per share, creating the Preferred Shares and providing for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of the Preferred Shares, which has become effective upon such adoption. The Preferred Shares are convertible into Class A Ordinary Shares at a conversion price equal to the lower of (x) the fixed conversion price (initially US$0.7454 per share, subject to reset every three months based on the then-current market price of the Class A Ordinary Shares over a specified measurement period) and (y) 85% of the market price of the Class A Ordinary Shares over a specified measurement period. In no event will the conversion price be less than the floor price (initially US$0.149 per share, subject to periodic downward resets as specified in the Certificate of Designations). Notwithstanding the foregoing, except as we may consent to in writing, prior to May 15, 2026, we shall not issue Class A Ordinary Shares at a conversion price below US$1.00 per share.

On December 23, 2025, the closing of the first tranche of the Preferred Shares Issuance occurred and we issued 2,750 Preferred Shares to the Buyer at the purchase price of US$1,000.00 per Preferred Share.

On February 12, 2026, pursuant to the Securities Purchase Agreement, we issued a total of 2,250 Preferred Shares to the Buyer at the purchase price of US$1,000.00 per Preferred Share and closed the second tranche of the Preferred Shares Issuance. The terms of the Preferred Shares are set forth in the Certificate of Designations and the Preferred Shares are convertible into Class A ordinary shares of us, par value $0.024 per share, in accordance with the terms of the Certificate of Designations.

Securities Exchange

On February 10, 2026, we entered into an Amendment, Waiver and Exchange Agreement (the “Exchange Agreement”) with an investor named therein (the “Holder”), pursuant to which we have agreed to issue to the Holder 6,800 Series A Convertible Preferred Shares, $0.024 par value per share (the “New Preferred Shares”) in exchange of the outstanding JAK Warrants (the “Exchange Warrants”) held by such Holder (the “Securities Exchange”). The New Preferred Shares are convertible into Class A ordinary shares of us, par value $0.024 per share, in accordance with the terms of the Certificate of Designations.

On February 12, 2026, the closing of the Securities Exchange occurred and we issued 6,800 New Preferred Shares to the Holder. Immediately following such issuance, the Holder relinquished all rights, title and interest in the Exchange Warrants (including any claims the Holder may have against us related thereto) and assigned the same to us and the Exchange Warrants were cancelled in their entirety.

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

We launched our first space in September 2015, and owned our operations in three cities as of December 31, 2025. We operate our spaces under the following two models:

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

Enterprise Members

Our unique and comprehensive network of agile office spaces covering economically vibrant regions, including all the tier-1 and new tier-1 cities in China, provides our enterprise members with flexible and cost-efficient office space solutions, particularly for their geographic development, helping them to rapidly achieve scale and enhance productivity. As of December 31, 2025, we had approximately 39,897 enterprise members ranging from large enterprises to SMEs.

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

Individual Members

Our individual members consist primarily of employees of our enterprise members and freelancers. As of December 31, 2025, we had approximately 1,171,426 individual members. A large portion of our individual members using workstations have bachelor’s or master’s degrees and their annual incomes are higher than per capita disposable income in China.

They generally spend an average of eight hours in our spaces during a typical working day, providing us with opportunities to offer services to help their career advancement and improve the quality of their personal lives. As of December 31, 2025, approximately 4,930 of our individual members were using workstations.

Our Operating Models

As of December 31, 2025, we had 4 spaces across three cities of which 4 spaces were in operation, providing approximately 2,849 workstations to our members, and no space was under decoration or preparation for decoration. The following table sets forth some of our operating metrics as of the dates indicated:

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2025
Number of cities	53	7	3
Number of spaces	95	13	4
Number of spaces under self-operated model(1)	26	4	2
Number of spaces under asset-light model	69	9	2
Managed area (m2)(2)	466,330	46,370	25,468
Managed area under self-operated model	51,830	15,019	10,488
Managed area under asset-light model	414,500	31,351	14,980
Number of spaces in operation	79	12	4
Number of workstations of spaces in operation(2)	29,850	5,844	2,849
Number of members(2)	1,205,310	1,210,659	1,211,323
Number of individual members	1,166,170	1,170,837	1,171,426
Number of individual members using workstations	19,120	4,485	4,930
Number of enterprise members	39,130	39,822	39,897
Occupancy rate for all spaces in operation	62%	73%	65%
Occupancy rate for mature spaces	58%	74%	73%

Notes:

(1)	As spaces under U Studio category were small offices, we counted one or more small offices operated under U Studio category in one building as one space. We disposed of the subsidiary responsible for U studio category in December 2022 and terminated related operations. We disposed of the subsidiary responsible for U Design category in October 2024 and terminated related operations.

(2)	Approximate number subject to rounding adjustments.

(3)	As spaces under U Studio category were small offices, we leased the entire space to members instead of leasing all or some of the workstations therein. Therefore, the number of workstations under U Studio category was counted by dividing the managed area of our spaces in operation under U Studio category by the average area per workstation of 4.5 m2.

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

We generate revenue by directly leasing spaces to members and charging monthly rent in the form of membership service fees or office workstation rental fees. We also generate revenue by leasing storefronts, restaurants and workstations to our business partners who occupy our spaces to provide services to our members. As of December 31, 2025, we had two spaces under the U Space category, all of which were spaces in operation with approximately 806 workstations available for members.

Asset-light Model

The asset-light model has two categories, namely U Brand and U Partner. Under both subcategories, we are responsible for operating the spaces and we can deliver our members the same quality services that we provide in U Space. As we enter into other cities and countries under the asset-light model, we can provide our members with spaces in more geographical locations.

As of December 31, 2025, we had two spaces under the asset-light model with managed area of approximately 14,980m2, representing 59% of the aggregate managed area of approximately 25,468 m2 of all spaces. In 2023, 2024 and 2025, we generated operating profit from the subsidiary that operates agile office spaces under our asset-light model. We intend to focus on developing our asset-light business.

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

As of December 31, 2025, we had two spaces under the U Brand category, only one in operation with 484 workstations available for members.

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

We generate revenue under a revenue sharing mechanism with landlords. As of December 31, 2025, we had 1 spaces under the U Partner category with approximately 1,559 workstations available for members.

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

Our spaces also feature various smart functions that aim to improve our members’ experience. Facial-recognition and smart monitoring systems are available in the majority of our spaces. As of December 31, 2025, cloud access control had been installed in approximately 71.43% of our spaces; and approximately 78.57% of our conference rooms were equipped with smart conferencing systems, featuring screen casting and video conferencing. Our members can host video conferences across departments and geographical locations.

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

— Superior Product Line

We develop the superior product line with high-end facilities and decor. As of December 31, 2025, we had three spaces under our superior product line, all of which were in operation with approximately 1,290 workstations available for members.

— Standard Product Line

We develop our standard product line by utilizing the original facilities and decor and conduct necessary modelling. As of December 31, 2025, we had one space under our standard product line, including one space in operation with approximately 1,559 workstations available for members.

Management

Our management team has a deep understanding of and rich experience in operating chain commercial real estate space, such as hotels and serviced apartments. Combined with our refined SOP on agile office space operations, we have significantly streamlined and simplified the operation of our spaces while maintaining our superior services that our members expect.

Led by our management team, we have an experienced operating and community management team including, among others, more than 20 operating staff with hotel operation or other service industry experience. We offer training to our operating staff on various aspects of space operation, including facilities and amenities maintenance, cleaning, security and other services. We also provide an operating guidance manual, which serves as a reference when the operating staff encounters problems in daily operations.

Operating Efficiency

We have achieved high efficiency as a result of our development and management capabilities. As of December 31, 2025, one operating staff operated on average approximately 1,273.4 m2 of our spaces in China.

Furthermore, the profitability profile of our agile office space services is partly driven by the maturity of our agile office spaces, or the period a space has been open to our members. Once a space reaches maturity, occupancy is generally stable, our initial investment in build-out and sales and marketing to acquire members is complete and the space typically generates recurring revenue and cash flow. As of December 31, 2025, the overall occupancy rate for our 4 total spaces in operation and 3 mature spaces was approximately 65% and 73%, respectively. We experienced decreased occupancy rates as a result of the recovery of market demand and adjustment of promotion policy in 2025.

U Plus Services

In addition to agile office space services, we seek to provide comprehensive services to empower our members, which we refer to as U Plus services, to improve the experience of our members and to build a vibrant Ucommune community serving wider group of members beyond physical spaces.

We are dedicated to providing services by ourselves or through our business partners and investees. Business partners are third-party service providers who, through our spaces or technology-driven platform, sell services to our members. We screen and select reputable business partners through a rigorous screening process to help ensure that the quality of services they provide meet our standards. As of December 31, 2025, we had cooperated with over 700 business partners to provide U Plus services ranging from office services to lifestyle, from general corporate services to advertising and branding services, and from self-development to social networking.

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

Utilizing our offering of U Plus services and technology capabilities, we have experienced growth in our member base, increasing from approximately 1,205,310 as of December 31, 2023, to 1,210,659 as of December 31, 2024, and further to 1,211,323 as of December 31, 2025.

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

On July 21, 2025, Xinjiang Xinyouzhong Marketing Co., Ltd. (“Xinjiang Xinyouzhong”), an indirectly wholly-owned subsidiary of the Company, entered into an equity transfer agreement with Singularity Digital Marketing (Guangzhou) Co., Ltd. (“Singularity Digital”), a company incorporated in the PRC and a related party of the Company. Pursuant to the agreement, Xinjiang Xinyouzhong agrees to sell, and Singularity Digital agrees to purchase, all of Xinjiang Xinyouzhong’s 51% equity interest in Shengguang Zhongshuo, for an aggregate consideration of RMB16.0 million. The transaction has been completed in accordance with the terms of the agreement. Furthermore, the sales of the Company’s equity interest in Shengguang Zhongshuo represents its complete exit from all marketing and branding services operations.

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

On July 21, 2025, Xinjiang Xinyouzhong Marketing Co., Ltd. (“Xinjiang Xinyouzhong”), an indirectly wholly-owned subsidiary of the Company, entered into an equity transfer agreement (the “Agreement”) with Singularity Digital Marketing (Guangzhou) Co., Ltd. (“Singularity Digital”), a related party controlled by Mr. Zhenfei Wu, Chief Marketing Officer of the Group. Pursuant to the Agreement, Xinjiang Xinyouzhong sold all of Xinjiang Xinyouzhong’s 51% equity interest in Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd. (“Shengguang Zhongshuo”) to Singularity Digital for an aggregate consideration of RMB16,000.

The disposal of marketing and branding services business represented a strategic shift that had a major effect on the Group’s operations and financial results, and was accounted for as discontinued operation. Accordingly, assets, liabilities, results of operations, and cash flows related to marketing and branding business have been reflected in the consolidated financial statements as discontinued operation for all periods presented.

Technology

Technology enables us to operate our spaces with high efficiency and build an integrated platform to serve and empower our members online and offline. Our research and development team, consisting of 9 staff with extensive internet- and technology-industry backgrounds, focuses on optimizing our systems based on business development, data analytics and member feedback. We plan to invest in technology to refine our data analytics and technologies capabilities to improve our operating efficiency and drive monetization opportunities.

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

Smart Conferencing System

Our smart conferencing system, integrated with U Bazaar, manages the availability and booking of our conference rooms. Screen casting and video conferencing can be enabled through our smart conferencing system and allows members to have video conferences across departments, locations and cities without modifying their current network or having to pre-install software. As of December 31, 2025, approximately 78.57% conference rooms were equipped with smart conferencing systems.

Access Control System

Our artificial intelligence-powered access control system enables centralized management of access to our spaces. We use facial recognition technology to control access. Once members and visitors upload their pictures onto U Bazaar, our access control system allows members and visitors with proper authorization to enter our spaces.

We also use QR codes and Bluetooth-enabled access control technology to allow members and visitors to enter our spaces by using their mobile devices. As of December 31, 2025, most of our agile office spaces were equipped with facial recognition access control, and cloud-based security system cover almost all of our agile office spaces.

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

On September 6, 2024, MOFCOM and NDRC promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 Version) (the “Negative List”), effective on November 1, 2024. According to the Negative List, the proportion of foreign investment in a value-added telecommunications business (excluding e-commerce business, domestic multi-party communications, store-and-forward and call center) shall not exceed 50%. In addition, foreign investments in internet cultural business (except for music) and radio and television program production and operation business are prohibited.

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

Value-added Tax

Pursuant to the Provisional Regulations on Value-added Tax of the PRC which was promulgated in December 1993 and most recently amended in November 2017 and its implementation rules, all entities or individuals in the PRC engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay value-added tax. A value-added tax rate at 6%, 11% or 17% applies to the PRC enterprises unless otherwise exempted or reduced according to the value-added tax Regulations and other relevant regulations. However, the Value-added Tax Law of the People’s Republic of China, adopted by the SCNPC on December 25, 2024, came into force as of January 1, 2026, repealing simultaneously the Provisional Regulations on Value-added Tax of the PRC, which further clarified the relevant provisions on Value-added tax.

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

C. Organizational Structure

The following chart shows our corporate structure as of February 28, 2026, including our principal subsidiaries and the VIEs. The Nasdaq-listed entity is the Parent, Ucommune International Ltd, and the public shareholders are purchasing the equity interests of the Parent. The VIEs and our principal subsidiaries are the operating entities.

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

The Parent and our subsidiaries operate our business mainly through the VIEs in the PRC, based on a series of contractual arrangements. As of December 31, 2023, 2024 and 2025, the consolidated VIEs accounted for an aggregate of 90.4%, 46.9% and 58.8%, respectively, of our consolidated total assets and 96.2%, 75.8% and 47.0%, respectively, of our consolidated total liabilities. In 2023, 2024 and 2025, the consolidated VIEs accounted for an aggregate of 100.0%, 99.8% and 92.0%, respectively, of our consolidated total net revenue. See our consolidated financial statements and the related notes included elsewhere in this annual report.

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

In the opinion of Jingtian& Gongcheng, our PRC legal counsel, the contractual arrangements described below are valid, binding and enforceable under current PRC law. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations.

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

On May 17,2024, in connection with the transfer of equity interests in Beijing U Bazaar as discussed above, the shareholders’ voting rights proxy agreement previously entered into on June 26, 2023 was terminated, and a new one on substantially similar terms was entered into among Youshenghengtong Technology, Beijing U Bazaar and the new shareholders of Beijing U Bazaar.

D. Property, Plants and Equipment

We lease the properties for our agile office spaces. For more information on our spaces, see “Item 4. Information on the Company — B. Business Overview — Agile Office Space Services.”

In addition to our leased agile office spaces and offices, as of December 31, 2025, we had self-owned properties in China with an aggregate area of approximately 4,967.97 m2. We believe that our existing facilities are sufficient for our current need.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In this Item, “we,” “us,” “our company,” “our” or “Ucommune” refers to Ucommune International Ltd, a Cayman Islands company, its subsidiaries and the consolidated VIEs. The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This annual report contains forward-looking statements. See “Forward-Looking Information.” Our actual results may differ materially from those anticipated in these forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information — D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. For discussion of year-over-year comparisons between 2024 and 2023 that are not included in this annual report on Form 20-F, refer to “Item 5. Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2024, that was filed with the Securities and Exchange Commission on April 28, 2025.

A. Operating Results

Overview

Our brand is one of the most recognized agile office space brands in China. We had 4 agile office spaces across three cities as of December 31, 2025.

As of the same date, we had 4 spaces in operation or ready for operation, providing approximately 2,849 workstations to our members. As of December 31, 2025, we had approximately 1,211,323 members, including approximately 1,171,426 individuals and 39,897 enterprises, ranging from large enterprises to SMEs.

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

As of December 31, 2025, we had two spaces under the asset-light model with managed area of approximately 14,980 m2, representing 59% of the aggregate managed area of approximately 25,468 m2 of all spaces. In 2023 and 2024, we generated operating profit from the subsidiary that operates agile office spaces under our asset-light model. In 2025, we generated operating loss from the subsidiary that operates agile office spaces under our asset-light model. We intend to focus on developing our asset-light business.

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

We receive revenue from members by providing U Plus services and charging members fees based on the services provided, such as design and build services, and advertising and branding services. We also generate revenue from our business partners and investees through different arrangements, including (1) revenue sharing arrangements under which we share part of the revenue of our business partners as fees, and (2) fixed fee arrangements under which we charge our business partners fixed fees for leasing our spaces to provide services.

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

Our workspace membership services revenues decreased in 2023, partially due to closures of unprofitable spaces primarily caused by the COVID-19 outbreak. The COVID-19 outbreak has resulted in, and may intensify global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows in 2022 and beyond will depend on future developments, which are highly uncertain and cannot be reasonably estimated at this time. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.”

Our results of operations and financial condition also depend on a number of company-specific factors, including the factors discussed below.

Our Ability to Refine our Agile Office Space Network

Given that an important portion of our net revenue is from workspace membership, our net revenue development depends on our ability to refine our agile office space network and develop our community. Since the launch of our first agile office space in September 2015, we derive substantially all of our net revenue from operations within Greater China.

We have developed an asset-light model by providing landlords with our design and build and operation capabilities. Our asset-light model has two categories, i.e., U Brand and U Partner. Under U Brand, we primarily receive management fees from landlords. Under U Partner, we primarily share revenue with landlords. We operate agile office spaces under our asset-light model through one subsidiary.

Our spaces under the asset-light model decreased from 69 as of December 31, 2023 to 9 as of December 31, 2024 and decreased to 2 as of December 31, 2025. As a result of our agile office space network, our business may be exposed to additional risks. For example, our impairment loss on property and equipment and right-of-use assets was RMB2.9 million (US$0.4 million) in 2025, as compared to RMB1.0 million in 2024, primarily associated with the spaces where carrying value is not expected to be fully recoverable.

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

Our Member Base and Pricing of Our Agile Office Space Services

We generate an important portion of our net revenue from providing various agile office space solutions to our members from whom we collect monthly rent in the form of membership service fees in accordance with membership service contracts or office workstation rental fees in accordance with office workstation rental contracts. The key contract terms and services provided under both membership service contracts and office workstation rental contracts are identical. Therefore, our results of operations are directly affected by the growth in our member base and the pricing of our agile office space services. The number of individual members using workstations decreased from approximately 19,120 as of December 31, 2023 to approximately 4,485 as of December 31, 2024, and increased to approximately 4,930 as of December 31, 2025.

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

Development of U Plus Services

We derive revenue from U Plus services in cooperation with our business partners. As of December 31, 2024, we had over 700 business partners. Our member base has grown from approximately 1,205,310 as of December 31, 2023, to approximately 1,210,659 as of December 31, 2024, and further to approximately 1,211,323 as of December 31, 2025. As our business develops, we have opportunities to provide more services and build a vibrant community serving wider group of members beyond the physical spaces.

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

Key Components of Results of Operations for our Continuing Operations

We have two operating segments including (1) workspace membership, and (2) other services. Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available. Our chief operating decision makers, which is the CEO, regularly evaluate our operating segments in deciding how to allocate resources and assess performance. See our consolidated financial statements included elsewhere in this annual report for additional information regarding our two reportable segments.

Net Revenue

The following table sets forth a breakdown of our net revenue from continuing operations, in absolute amounts and as percentages of total net revenue from continuing operations, for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenue
Workspace membership revenue	124,140	81.7	68,558	88.8	22,630	3,236	86.6
Other services revenue	27,890	18.3	8,655	11.2	3,490	499	13.4
Total net revenue	152,030	100.0	77,213	100.0	26,120	3,735	100.0

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

Other Services Revenue. Other services net revenue primarily consists of (1) co-working space management fees, (2) SaaS services, IOT solutions and technical support revenue; (3) charges to members for ancillary services such as printing and copying fees and catering service fees; (4) Tour service and (5) Hotel service.

Cost of Revenue (Excluding Impairment Loss)

The following table sets forth a breakdown of our cost of revenue (excluding impairment loss) from continuing operations, in absolute amounts and as percentages of total cost of revenue (excluding impairment loss) from continuing operations, for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue (excluding impairment loss)
Workspace membership	141,462	87.9	74,065	93.7	22,587	3,230	84.1
Other services	19,426	12.1	4,948	6.3	4,279	612	15.9
Total cost of revenue (excluding impairment loss)	160,888	100.0	79,013	100.0	26,866	3,842	100.0

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue (excluding impairment loss) for workspace membership
Lease expenses	60,464	42.7	35,065	47.3	14,831	2,121	65.7
Employee compensation and benefits	14,648	10.4	5,418	7.3	3,197	457	14.2
Depreciation and amortization	11,116	7.9	9,082	12.3	660	94	2.8
Other workspace operating costs	55,234	39.0	24,500	33.1	3,899	558	17.3
Total cost of revenue (excluding impairment loss) for workspace membership	141,462	100.0	74,065	100.0	22,587	3,230	100.0

Cost of revenue (excluding impairment loss) for workspace membership primarily consists of (1) lease expenses, (2) employee compensation and benefits, (3) depreciation and amortization expenses, and (4) other workspace operating costs, such as costs for daily maintenance and cleaning, and insurance costs.

Other Services. The following table sets forth a breakdown of the cost of revenue (excluding impairment loss) for workspace membership, in absolute amounts and as percentage of total cost of revenue (excluding impairment loss) for workspace membership, for period indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue (excluding impairment loss) for other services
Development and hardware purchase cost	7,017	36.1	2,137	43.2	376	54	8.8
Employee compensation and benefits	5,632	29.0	1,026	20.7	667	95	15.6
Depreciation and amortization	5,211	26.8	539	10.9	250	36	5.8
Travelling service cost	—	—	198	4.0	1,034	148	24.2
Hotel rental cost	—	—	—	—	983	141	23.0
Other operating costs	1,566	8.1	1,048	21.2	969	138	22.6
Total cost of revenue (excluding impairment loss) for other services	19,426	100.0	4,948	100.0	4,279	612	100.0

Cost of revenue (excluding impairment loss) for other service primarily consists of (1) development and hardware purchase cost, (2) employee compensation and benefits, (3) depreciation and amortization expenses, (4) travelling service cost, (5) hotel rental cost and (6) other workspace operating costs, such as costs for daily maintenance and cleaning.

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

Hong Kong

Ucommune Group Holdings (Hong Kong) Limited, and Melo Hongkong Limited, two of our subsidiaries incorporated in Hong Kong, is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first two million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it had no assessable profit for 2023, 2024 and 2025.

Singapore

Ucommune Technology Pte. Ltd, our subsidiary incorporated in Singapore, is subject to Singapore corporate income taxes at the rate of 17% for 2023, 2024 and 2025.

United States

Melo Inc. and Ucommune N.Y. Corp. are incorporated in the U.S. and are subject to the U.S. federal income taxes. According to U.S. tax reform, a flat corporate income tax rate of 21% was effective beginning in 2018.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2023, 2024 and 2025, some PRC subsidiaries are qualified small and low-profit enterprises as defined, and thus they are eligible for the above preferential tax rates for small and low-profit enterprises.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Net revenue
Workspace membership revenue	124,140	81.7	68,558	88.8	22,630	3,236	86.6
Other services revenue	27,890	18.3	8,655	11.2	3,490	499	13.4
Total net revenue	152,030	100.0	77,213	100.0	26,120	3,735	100.0
Cost of revenue (excluding impairment loss):
Workspace membership	(141,462)	(93.0)	(74,065)	(95.9)	(22,587)	(3,230)	(86.5)
Other services	(19,426)	(12.8)	(4,948)	(6.4)	(4,279)	(612)	(16.4)
Total cost of revenue (excluding impairment loss)	(160,888)	(105.8)	(79,013)	(102.3)	(26,866)	(3,842)	(102.9)
Impairment loss on long-lived assets and long-term prepaid expenses	(29,109)	(19.1)	(967)	(1.3)	(2,948)	(422)	(11.3)
Sales and marketing expenses	(8,643)	(5.7)	(3,540)	(4.6)	(714)	(102)	(2.7)
General and administrative expenses	(77,119)	(50.7)	(44,974)	(58.2)	(36,666)	(5,243)	(140.4)
Change in fair value of warrant liability	9,099	6.0	4,949	6.4	463	66	1.8
Change in fair value of put option liability	373	0.1	—	—	—	—	—
Loss from operations	(114,257)	(75.2)	(46,332)	(60.0)	(40,611)	(5,808)	(155.5)
Interest (expense)/income, net	907	0.6	(2,253)	(2.9)	185	26	0.7
Subsidy income	7,754	5.1	804	1.0	5	1	0.0

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Impairment loss on long-term investments	(25,603)	(16.8)	(17,979)	(23.3)	—	—	—
Gain on disposal of long-term investments	6,370	4.2	—	—	—	—	—
Gain/(Loss) on disposal of subsidiaries	112,792	74.2	(607)	(0.8)	3,217	460	12.3
Other (expense)/income, net	8,673	5.7	2,180	2.8	725	104	2.8
Loss before income taxes and loss from equity method investments	(3,364)	(2.2)	(64,187)	(83.2)	(36,479)	(5,217)	(139.7)
Provision for income taxes	(8,281)	(5.4)	(6,369)	(8.2)	(93)	(13)	(0.4)
Gain/(Loss) from Equity method investments	795	0.5	(483)	(0.6)	—	—	—
Net loss from continuing operations	(10,850)	(7.1)	(71,039)	(92.0)	(36,572)	(5,230)	(140.0)
Net loss from discontinued operations	(11,974)	(7.9)	(9,207)	(11.9)	(2,681)	(383)	(10.3)
Net loss	(22,824)	(15.0)	(80,246)	(103.9)	(39,253)	(5,613)	(150.3)
Less: net loss attributable to non-controlling interests from continuing operations	(3,766)	(2.5)	(4,961)	(6.4)	(97)	(14)	(0.3)
Less: Net loss attributable to noncontrolling interests from discontinued operations	(13,926)	(9.2)	(5,755)	(7.5)	(1,314)	(188)	(5.0)
Net loss attributable to Ucommune International Ltd, from continuing operations	(7,084)	(4.7)	(66,078)	(85.6)	(36,475)	(5,216)	(139.7)
Net income/(loss) attributable to shareholders from discontinued operations	1,952	1.4	(3,452)	(4.4)	(1,367)	(195)	(5.2)
Net loss per share attributable to ordinary shareholders of Ucommune international Ltd.
- Basic and diluted	(13.10)	N/A	(56.38)	N/A	(13.53)	(1.93)	N/A
Net income/(loss) per share attributable to ordinary shareholders of discontinued operations
- Basic and diluted	3.61	N/A	(2.95)	N/A	(0.51)	(0.07)	N/A
Weighted average shares used in calculating net loss per share
- Basic and diluted	540,836	N/A	1,172,103	N/A	2,697,970	2,697,970	N/A

Note: On October 26, 2024, the Ucommune Venture VIE Agreements were terminated and by which time Ucommune Venture and its subsidiaries were deconsolidated, and certain businesses of the Company were disposed accordingly. The disposal of interior design and construction business represented a strategic shift that had a major effect on the Company’s operations and financial results, and was accounted for as discontinued operation. On July 21, 2025, we disposed a subsidiary which is the only subsidiary operates in marketing and branding service, upon which we completely exited from all marketing and branding services operations. The disposal represented a strategic shift that had a major effect on our operations and financial results, and was accounted for as discontinued operation. Our consolidated statements of operations in this annual report separates the discontinued operations from our remaining business operations for all years presented. Please see Note 4.b of the financial statements in this annual report.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net Revenue

Our total net revenue from continuing operations decreased by 66.2% to RMB26.1 million (US$3.7 million) in 2025 from RMB77.2 million in 2024. Revenues from our asset-light model decreased by 57.3% to RMB15.0 million (US$2.1 million) in 2025 from RMB35.1 million in 2024.

Workspace Membership Services Revenues

Our workspace membership services revenues decreased by 67.1% to RMB22.6 million (US$3.2 million) in 2025 from RMB68.6 million in 2024, primarily due to (1) the disposal or closure of 21 self-operated spaces in FY2024, which contributed revenue of RMB24.5 million (US$3.5 million) with no such revenue in FY2025; (2) the closure of 2 unprofitable self-operated spaces which were disposed of in 2025 and as a result, the revenue decreased RMB3.9 million (US$0.6 million) as compared to 2024; and (3) a decrease in revenue generated from U Partner category under our asset-light model of RMB16.6 million (US$2.4 million) as a result of decreased number of spaces and expiration of large customer contract.

Other Services Revenues

Our other services revenues decreased by 59.8% to RMB3.5million (US$0.5 million) in 2025 from RMB8.7 million in 2024, primarily due to decreased revenue from U Brand under our asset-light model of RMB3.1 million (US$0.4 million) as the number of spaces of this category decreased from 2 as of December 31, 2024 to nil as of December 31, 2025.

Cost of Revenue (Excluding Impairment Loss)

Our total cost of revenue (excluding impairment loss) from continuing operations decreased by 65.9% to RMB26.9 million (US$3.8 million) in 2025 from RMB79.0 million in 2024. Cost of revenue from our asset-light model decreased by 63.2% to RMB12.3 million (US$1.8 million) in 2025 from RMB33.4 million in 2024, which was in line with the decrease in revenues from our asset-light model businesses.

Workspace Membership

Our costs of workspace membership decreased by 69.5% to RMB22.6 million (US$3.2 million) in 2025 from RMB74.1 million in 2024, primarily due to a decrease in operating costs related to leases and staff along with the closure of unprofitable self-operated spaces in 2025. Our cost of revenue (excluding impairment loss) for workspace membership accounted for 95.9% and 86.5% of our total net revenue in 2024 and 2025, respectively.

Other Services

Our costs of other services decreased by 12.2% to RMB4.3 million (US$0.6 million) in 2025 from RMB4.9 million in 2024, which was generally in line with the decrease in revenues. Our cost of revenue (excluding impairment loss) for other services accounted for 6.4% and 16.4% of our total net revenue in 2024 and 2025, respectively.

Impairment Loss on Long-lived Assets and Long-term Prepaid Expenses

We had impairment loss on long-lived assets and long-term prepaid expenses of RMB2.9 million (US$0.4 million) in 2025, as compared to RMB1.0 million in 2024, primarily due to impairment losses on right-of-use assets of RMB2.8 million (US$0.4 million) in 2025.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 80.0% to RMB0.7 million (US$0.1 million) in 2025 from RMB3.5 million in 2024, mainly due to (1) a decrease in promotion cost of RMB1.5 million (US$0.2 million) as a result of closure of spaces, and (2) a decrease in entertainment cost of RMB1.1 million (US$0.2 million). Our sales and marketing expenses accounted for 4.6% and 2.7% of our total net revenue in 2024 and 2025, respectively.

General and Administrative Expenses

Our general and administrative expenses decreased by 18.4% to RMB36.7 million (US$5.2 million) in 2025 from RMB45.0 million in 2024, mainly due to (1) a decrease in staff cost of RMB6.4 million (US$0.9 million) due to we laid off certain employees in administrative and back-office departments, and (2) a decrease in share-based compensation expenses of RMB1.4 million (US$0.2 million). Our general and administrative expenses accounted for 58.2% and 140.4% of our total net revenue in 2024 and 2025, respectively. The increase in general and administrative expenses as a percentage of total net revenue is mainly due to decreased revenue scale.

Change in Fair Value of Warrant Liability

We had a gain in change in fair value of warrant liability of RMB0.5 million (US$0.1 million) in 2025 as compared to RMB4.9 million in 2024, primarily attributable to the fair value decrease of warrants issued in a private placement on January 26, 2022.

Loss from Operations

As a result of the foregoing, our loss from operations was RMB40.6 million (US$5.8 million) in 2025, as compared to RMB46.3 million in 2024.

Interest (Expense)/Income, Net

Our interest income, net was RMB0.2 million (US$26 thousand) in 2025, as compared to interest expense, net of RMB2.3 million in 2024, due to the interest expense accrued for third-party loans in 2024 while no such expenses in 2025 since the borrower Ucommune Venture was disposed of in 2024.

Subsidy Income

Our subsidy income was subsidies granted by local governments to support the development and operation of agile office spaces. Our subsidy income was RMB5 thousand (US1 thousand) in 2025, as compared to RMB0.8 million in 2024.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was nil in 2025, as compared to RMB18.0 million in 2024, primarily because the investee’s performance was stable in 2025 with no impairment recognized as compared with 2024.

Gain/(Loss) on Disposal of Subsidiaries

We had gain on disposal of subsidiaries of RMB3.2 million (US$0.5 million) in 2025, as compared to loss on disposal of subsidiaries of RMB0.6 million in 2024, primarily attributable to the disposal of subsidiaries with nil consideration that was at net liability position in 2025 compared with subsidiaries at net asset position in 2024.

Other Income, Net

We had other income, net of RMB0.7 million (US$0.1 million) in 2025, as compared with other income RMB2.2 million in 2024, mainly due to gain from asset transfer in 2024 while no such situation in 2025.

Provision for Income Taxes

We had provision for income taxes of RMB6.4 million and RMB0.1 million (US$13 thousand) in 2024 and 2025, respectively.

Net Loss from Continuing Operations

As a result of the foregoing, our net loss from continuing operations decreased by 48.5% to RMB36.6 million (US$5.2 million) in 2025 from RMB71.0 million in 2024.

Net Loss from Discontinued Operations

Our net loss from discontinued operations decreased by 70.7% to RMB2.7 million (US$0.4 million) in 2024 from RMB9.2 million in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

On July 21, 2025, Xinjiang Xinyouzhong Marketing Co., Ltd. (“Xinjiang Xinyouzhong”), an indirectly wholly-owned subsidiary of the Company, entered into an equity transfer agreement (the “Agreement”) with Singularity Digital Marketing (Guangzhou) Co., Ltd. (“Singularity Digital”), a related party controlled by Mr. Zhenfei Wu, our Chief Marketing Officer. Pursuant to the Agreement, Xinjiang Xinyouzhong sold all of its 51% equity interest in Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd. (“Shengguang Zhongshuo”) to Singularity Digital. This disposal represented that we completely exited from all marketing and branding services operations. The disposal of marketing and branding services business represented a strategic shift that had a major effect on our operations and financial results, and was accounted for as discontinued operation. Accordingly, results of operations related to marketing and branding business have been reflected in the accompanying consolidated financial statements as discontinued operation for all periods presented.

We’ve restated the consolidated balance sheet as of December 31, 2024 and consolidated statements of operation, comprehensive loss, changes in shareholder’s equity and cash flows for the years ended December 31, 2023 and 2024, as we identified fraudulent acts conducted by certain employees through fabricating the agency fees of the Group’s workspace membership business in specific workspace projects to earn kickback from the real estate agencies. You should consider the information provided under Note 3 of our financial statements. The discussion of year-over-year comparisons under this section for periods between 2025 and 2024, and 2024 and 2023 has reflected the impact of restatement.

However, the Company’s management believes that such retroactive adjustment of discontinue operation and restatement does not cause material change to the description of the comparison of the Company’s operating results for the year ended December 31, 2024 to the year ended December 31, 2023 included in its annual report on Form 20-F for the fiscal year ended December 31, 2024. For a detailed description of the comparison of our operating results for the year ended December 31, 2023 to the year ended December 31, 2022, see “Item 5.A. Operating Results — Results of Operations — Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on April 25, 2024.

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

In light of the foregoing limitations, you should not consider EBITDA, adjusted EBITDA and adjusted net loss from continuing operations as substitutes for, or superior to, net loss prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure. For more information on these non-GAAP financial measures, please see the table below.

EBITDA represents net loss before interest expense, net, provision for income taxes, depreciation of property and equipment and amortization of intangible assets.

Adjusted EBITDA represents net loss before (1) interest expense/(income), net, other income, net, provision for income taxes, gain on disposal of long-term investments and loss/(gain) on disposal of subsidiaries and (2) certain non-cash expenses, consisting of share-based compensation expense, impairment loss on long-term investments, impairment loss on long-lived assets and long-term prepaid expenses, depreciation of property and equipment, amortization of intangible assets, change in fair value of warrant liability and change in fair value of put option liability, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted net loss from continuing operations represents net loss before share-based compensation expense, impairment loss on long-lived assets and long-term prepaid expenses, impairment loss on long-term investments, change in fair value of warrant liability, change in fair value of put option liability, gain on disposal of long-term investments and loss/(gain) on disposal of subsidiaries.

The following table sets forth a reconciliation of net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net loss from continuing operations	(10,850)	(71,039)	(36,572)	(5,230)
Interest expense/(income), net	(907)	2,253	(185)	(26)
Provision for income taxes	8,281	6,369	93	13
Depreciation of property and equipment	16,400	9,196	3,220	460
Amortization of intangible assets	1,437	472	—	—
EBITDA (non-GAAP) from continuing operations	14,361	(52,749)	(33,444)	(4,783)
Share-based compensation expense	25,722	11,333	15,022	2,148
Impairment loss on long-lived assets and long-term prepaid expenses	29,109	967	2,948	422
Change in fair value of warrant liability	(9,099)	(4,949)	(463)	(66)
Change in fair value of put option liability	(373)	—	—	—
Impairment loss on long-term investments	25,603	17,979	—	—
Gain on disposal of long-term investments	(6,370)	—	—	—
(Gain)/Loss on disposal of subsidiaries	(112,792)	607	(3,217)	(460)
Other income, net	(8,673)	(2,180)	(725)	(104)
Adjusted EBITDA (non-GAAP) from continuing operations	(42,512)	(28,992)	(19,879)	(2,843)

The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net loss from continuing operations	(10,850)	(71,039)	(36,572)	(5,230)
Share-based compensation expense	25,722	11,333	15,022	2,148
Impairment loss on long-lived assets and long-term prepaid expenses	29,109	967	2,948	422
Change in fair value of warrant liability	(9,099)	(4,949)	(463)	(66)
Change in fair value of put option liability	(373)	—	—	—
Impairment loss on long-term investments	25,603	17,979	—	—
Gain on disposal of long-term investments	(6,370)	—	—	—
(Gain)/Loss on disposal of subsidiaries	(112,792)	607	(3,217)	(460)
Adjusted net loss (non-GAAP) from continuing operations	(59,050)	(45,102)	(22,282)	(3,186)

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our consolidated financial statements.

Inflation

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash from capital contributions by our shareholders, short-term/long-term borrowings and capital market financings. As of December 31, 2024 and 2025, we had RMB25.1 million, and RMB36.1 million (US$5.2 million), respectively, in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash at bank and on hand and are primarily denominated in Renminbi, US dollars and Hong Kong dollars.

Historically, we have not been profitable. In 2023, 2024 and 2025 we incurred losses from operations of RMB114.3 million, RMB46.3 million, and RMB40.6 million (US$5.8 million), respectively. We have incurred recurring operating losses since our inception, including net losses from continuing operations of RMB10.9 million, RMB71.0 million and RMB36.6 million (US$5.2 million) for the years ended December 31, 2023, 2024 and 2025, respectively. In 2023, 2024 and 2025, we generated negative cash flows from operating activities from continuing operations of RMB6.2 million, RMB21.5 million and RMB3.7 million (US$0.5 million). In addition, as of December 31, 2025, we had an accumulated deficit of RMB4,639.3 million (US$663.4 million). In addition, as of December 31, 2025, we had no unused credit line. These conditions raise substantial doubt about our ability to continue as a going concern.

We are seeking to develop our asset-light model, under which we can reduce upfront capital investments for opening new spaces. We regularly monitor our current and expected liquidity requirements to help ensure that we maintain sufficient cash balances to meet our existing and reasonably likely long-term liquidity needs.

Historically, we have relied principally on both operational sources of cash and non-operational sources of financing from investors and creditors to fund our operations and business development. Our ability to continue as a going concern is dependent on management’s ability to successfully execute our business plan which includes continued business transition from asset-heavy model to asset-light model in order to improve the profitability, continued exploration of new business opportunities that have synergies with our core business, controlling operating costs and optimizing operational efficiency to improve our cash flow from operations. We also plan to raise additional capital, including among others, obtaining debt and equity financing, to support our future operation.

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

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities from continuing operations	(6,182)	(21,515)	(3,726)	(534)
Net cash provided by/(used in) operating activities from discontinued operations	23,178	25,378	(10,128)	(1,448)
Net cash provided by/(used in) operating activities	16,996	3,863	(13,854)	(1,982)
Net cash provided by investing activities from continuing operations	9,141	12,196	5,861	839
Net cash provided by/(used in) investing activities from discontinued operations	7,566	(810)	—	—
Net cash provided by investing activities	16,707	11,386	5,861	839
Net cash (used in)/provided by financing activities from continuing operations	(22,458)	10,885	16,904	2,417
Net cash (used in)/provided by financing activities from discontinued operations	(8,331)	7,200	—	—
Net cash (used in)/provided by financing activities	(30,789)	18,085	16,904	2,417
Effects of exchange rate changes	(886)	7,165	(8,098)	(1,158)
Net increase in cash, cash equivalents and restricted cash	2,028	40,499	813	116
Cash, cash equivalents and restricted cash - beginning of the year	53,245	55,273	90,370	12,923
Cash, cash equivalents and restricted cash - end of the year	55,273	95,772	91,183	13,039
Less: Cash, cash equivalents and restricted cash of discontinued operations	38,883	70,651	55,121	7,882
Cash, cash equivalents and restricted cash – end of the period from continuing operations	16,390	25,121	36,062	5,157

Operating Activities from Continuing Operations

Net cash used in operating activities from continuing operations in 2025 was RMB3.7 million (US$0.5 million). The difference between net loss from continuing operations of RMB36.6 million (US$5.2 million) and the net cash used in operating activities from continuing operations was mainly due to (1) share-based compensation of RMB15.0 million (US$2.1 million), (2) a decrease in prepaid expenses and other current assets of RMB11.6 million (US$1.7 million), (3) amortization of right-of-use assets of RMB7.4 million (US$1.1 million), (4) depreciation of property and equipment of RMB3.2 million (US$0.5 million), and (5) impairment of long-lived assets and long-term prepaid expenses of RMB2.9 million(US$0.4 million), partially offset by (i) gain on disposal of subsidiaries of RMB3.2 million (US$0.5 million), (ii) a decrease in lease liability of RMB2.1 million (US$0.3 million), (iii) a decrease in refundable deposits from members, non-current of RMB1.9 million (US$0.3 million), and (iv) a decrease in amount due to related parties of RMB1.3 million (US$0.2 million).

Net cash used in operating activities from continuing operations in 2024 was RMB21.5 million. The difference between net loss from continuing operations of RMB71.0 million and the net cash used in operating activities from continuing operations was mainly due to (1) an increase in amount due to related parties of RMB69.3 million, (2) a decrease in prepaid expenses and other current assets of RMB28.3 million, (3) amortization of right-of-use assets of RMB18.8 million, (4) impairment loss of long-term investment of RMB18.0 million, (5) an increase in accounts payable of RMB 11.7 million, and (6) share-based compensation of RMB11.3 million, partially offset by (i) an increase in amount due from related parties of RMB72.3 million, (ii) other income, net of RMB29.9 million, and (iii) a decrease in accrued expenses and other current liabilities of RMB7.2 million.

Net cash used in operating activities from continuing operations in 2023 was RMB6.2 million. The difference between net loss from continuing operations of RMB10.9 million and the net cash used in operating activities from continuing operations was mainly due to (1) amortization of right-of-use assets of RMB62.4 million, (2) loss on disposal of creditor’s right of long-term prepaid expense of RMB46.9 million, (3) impairment loss of long-lived assets of RMB29.1 million, (4) share-based compensation of RMB25.7 million, (5) impairment loss of long-term investment of RMB25.6 million, (6) a decrease in long-term prepaid expenses of RMB25.3 million, (7) a decrease in accounts receivable of RMB 17.2 million, (8) depreciation of property and equipment of RMB16.4 million, (9) credit loss of RMB16.1 million, (10) loss on disposal of property, equipment and other long-lived assets of RMB14.1 million, (11) an increase of income tax payable of RMB8.3 million, and (12) an increase in refundable rental deposit, non-current of RMB4.4 million, partially offset by (i) gain on disposal of subsidiaries of RMB112.8 million, (ii) a decrease in lease liabilities of RMB37.9 million, (iii) a decrease in accrued expenses and other current liabilities of RMB33.4 million, (iv) gain from termination of right-of-use assets of RMB30.4 million, (v) gain on dissolution of subsidiaries of RMB16.9 million, (vi) a decrease in accounts payable of RMB15.4 million, (vii) an increase in prepaid expenses and other current assets of RMB11.9 million, (viii) change in fair value of warrant liabilities of RMB9.1 million, (ix) a decrease of contract liabilities of RMB6.4 million, (x) gain on disposal of long-term investments of RMB6.4 million, (xi) a decrease in deferred workspace membership fee of RMB3.2 million, and (xii) a decrease in deferred subsidiary income or RMB2.2 million.

Investing Activities from Continuing Operations

Net cash provided by investing activities from continuing operations in 2025 was RMB5.9 million (US$0.8 million), primarily attributable to cash received from disposal of Shengguang Zhongshuo of RMB16.0 million (US$2.3 million), partially offset by (i) purchase of property and equipment of RMB7.2 million (US$1.0 million) and (ii) loan provided to related parties of RMB2.2 million (US$ 0.3 million).

Net cash provided by investing activities from continuing operations in 2024 was RMB12.2 million, primarily attributable to (1) redemption of short-term investments of RMB51.8 million, and (2) proceeds from settlement of non-current assets of RMB5.0 million, partially offset by (i) purchase of short-term investments of RMB34.5 million, (ii) net cash reduction due to termination of the Ucommune Venture VIE Agreement of RMB5.6 million, and (iii) purchase of property, plant and equipment of RMB4.3 million.

Net cash provided by investing activities from continuing operations in 2023 was RMB9.1 million, primarily attributable to (1) proceeds from settlement of non-current assets of RMB35.0 million, and (2) proceeds from disposal of long-term investment of RMB6.4 million, partially offset by (i) purchase of short-term investments of RMB19.1 million and (ii) purchase of property, plant and equipment of RMB13.5 million.

Financing Activities from Continuing Operations

Net cash provided by financing activities from continuing operations in 2025 was RMB16.9 million (US$2.4 million), primarily attributable to cash received from issuing redeemable convertible preferred shares of RMB18.1 million (US$2.6 million).

Net cash provided by financing activities from continuing operations in 2024 was RMB10.9 million, primarily attributable to (1) loans received from third parties of RMB9.7 million, (2) loans received from related parties of RMB2.5 million, and (3) capital contribution from shareholders of RMB1.7 million, partially offset by loan repayment to a related party of RMB2.6 million.

Net cash used in financing activities from continuing operations in 2023 was RMB22.5 million, primarily attributable to (1) loan repayment to a related party of RMB12.0 million, (2) loan repayment to third parties of RMB6.5 million, and (3) redemption of convertible bond of RMB5.5 million, partially offset by loans received from third parties of RMB1.5 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of property and equipment and purchase of intangible assets. Our capital expenditures were RMB13.5 million, RMB4.3 million and RMB7.2 million (US$1.0 million) for 2023, 2024 and 2025, respectively. We have no significant outstanding commitments for capital expenditures as of December 31, 2025. We intend to fund our future capital expenditures with our existing cash balance and proceeds from securities offerings.

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

As an offshore holding company, the Parent is permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to the WFOEs only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our onshore entities (i.e., our PRC subsidiaries and VIE entities), we are required to make filings about details of the loans with the SAFE in accordance with relevant PRC laws and regulations. Our PRC subsidiaries and VIE entities that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and develop our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. In August 2020, Ucommune Venture entered into a loan agreement with Ucommune HK, under which Ucommune HK agreed to provide loans of up to a total of US$60 million to Ucommune Venture and Ucommune Venture could draw down the loans in multiple tranches (up to an aggregate of US$60 million) within three years from the date of the first draw-down. Thereafter, both parties entered into two supplement agreements in January 2021 and March 2021. As of December 31, 2024, Ucommune HK has provided a total of US$41.7 million in loans to Ucommune Venture, of which US$8.3 million have been repaid, under such loan agreements since the completion of our Business Combination in November 2020, using proceeds from the Parent’s previous PIPE financing and follow-on offerings. Such loans were included in intercompany loans, and disclosed as roll-forwards of the investment in subsidiaries and VIEs. As of December 31, 2024, Ucommune HK has completed the outstanding $33.3 million debt owed by Ucommune Venture be transferred to Youshenghengtong Technology. See “Item 3. Key Information — Implications of Being a Company with the Holding Company Structure and the VIE Structures — Financial Statement Information Related to the VIE Structures.”

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

C. Research and Development, Patents and Licenses

See “Item 4. Information on the Company — B. Business Overview — Technology” and “— Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

We recorded RMB2.5 million, RMB1.0 million and RMB2.8 million impairment losses on our ROU assets, RMB0.8 million, RMB17 thousand and RMB0.1 million impairment losses on our property and equipment, RMB25.8, nil and nil impairment losses on our other non-current assets during the years ended December 31, 2023, 2024 and 2025, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

In this Item, “we”, “us” or “our” refers to Ucommune International Ltd, the Parent.

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Daqing Mao	57	Chairman of the Board of Directors
Zirui Wang	35	Chief Executive Officer, Chief Risk Officer
Wei Hu	51	Director, Financial Reporting Director
Zhimo Zhao	44	Director
Jinghong Xu	62	Independent Director
Gray Zhu	51	Independent Director
Xiaodong Li	50	Chief Operating Officer

*	Mr. Jianghai Shen and Mr. Zhenfei Wu ceased to be our chief product designer and chief marketing officer since January 15, 2026. Ms. Yan Xu ceased to be our financial reporting director since June 30, 2025.

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

Wei Hu has served as our director since June 2024 and financial reporting director since July 2025. Mr. Hu has held various positions including financial director and the head of internal audit at Ucommune since January 2016. Mr. Hu has over 20 years of experiences in finance management. Before joining Ucommune, from March 2011 to December 2015, Mr. Hu served as a financial analysis manager and global internal audit manager at John Deere China. From May 2007 to March 2011, he worked as a financial analysis manager at CTS Tianjin. From August 2003 to May 2007, he served as a finance manager at Fiberweb (China) Airlaid Co., Ltd. From March 1997 to August 2003, he worked in several financial roles at Honeywell Tianjin. Mr. Hu received his bachelor’s degree in accounting from Nankai University in June 1996 and received his master’s degree in professional accounting from Nankai University in June 2008.

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

B. Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of RMB3.5 million (US$0.5 million) in cash to our directors and executive officers. For share incentive grants to our directors and executive officers, see “— Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

2019 Plan

We adopted the 2019 Plan on August 22, 2019, to attract and retain exceptionally qualified personnel and to encourage them to acquire a proprietary interest in our development and performance. The 2019 Plan provides for the issuance of up to an aggregate of 15,028,567 of our ordinary shares (62,620 ordinary shares after retroactively adjusted to reflect the 2022 Share Consolidation and the 2023 Share Consolidation). As of date of this annual report, options to purchase an aggregate number of 19,013 ordinary shares are outstanding under the 2019 Plan.

The options granted under the 2019 Plan have been completely assumed and replaced by the options under the 2020 Plan. One option granted under the 2019 Plan was assumed and replaced by 0.478333 option under the 2020 Plan.

2020 Plan

We adopted the 2020 Plan on November 17, 2020, to assume and replace the 2019 Plan. The Parent rolled over options granted under the 2019 Plan with the same terms. The 2020 Plan provides for the issuance of up to an aggregate of 7,188,661 Class A ordinary shares (an aggregate of 29,953 of Class A ordinary shares after retroactively adjusted to reflect the 2022 Share Consolidation and the 2023 Share Consolidation). Pursuant to the 2020 Plan, as amended and restated on May 6, 2021, August 2022, December 2023, February 2024 and August 2025, the maximum aggregate number of shares of the Company that may be issued is 4,071,620 Class A ordinary shares, plus an automatic replenishment to 2,000,000 Class A ordinary shares under the circumstance where the total number of Class A ordinary shares which may be issuable pursuant to the awards granted under the 2020 Plan are less than 200,000. As of the date of this annual report, options to purchase an aggregate number of 267,302 Class A ordinary shares were granted and outstanding, including 19,013 Class A ordinary shares granted to replace the granted and outstanding awards under 2019 Plan.

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

The following table summarizes, as of February 28, 2026, the outstanding options that we granted to the persons who serve as our directors and executive officers under the 2020 Plan, which have been retroactively adjusted to reflect the 2022 Share Consolidation and the 2023 Share Consolidation. Such options were granted to reflect assumption of the awards granted to such persons under the 2019 Plan.

Name	Position	Class A Ordinary Shares Underlying Outstanding Options to Be Assumed	Option Exercise Price (US$ per Share)	Date of Grant	Date of Expiration
Daqing Mao	Director	—	—	—	—
Zirui Wang	Chief Executive Officer and Chief Risk Officer	—	—	—	—
Zhimo Zhao	Director	—	—	—	—
Wei Hu	Director,	—	—	—	—
Jinghong Xu	Independent Director	—	—	—	—
Gray Zhu	Independent Director	—	—	—	—
Zhenfei Wu(1)	Chief Marketing Officer	—	—	—	—
Jianghai Shen(2)	Chief Product Designer	—	—	—	—
Xiaodong Li	Chief Operating Officer	—	—	—	—
Yan Xu(3)	Financial Reporting Director	—	—	—	—
All directors and executive officers as a group		—	—	—	—
All non-executive employees as a group		267,302	0.00021	Various dates from September 19, 2019 to December 26, 2025	Various dates from September 19, 2029 to December 25, 2035

(1)	Mr. Zhenfei Wu ceased to be our chief marketing officer since January 15, 2026.

(2)	Mr. Jianghai Shen ceased to be our chief product designer since January 15, 2026.

(3)	Ms. Yan Xu ceased to be our financial reporting director since June 30, 2025.

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

D. Employees

We had a total of 149, 38 and 42 employees as of December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, approximately 63% of our employees held a bachelor’s degree or above. The following table gives a breakdown of our employees as of December 31, 2025 by function:

Function	Number
Operation and development	23
Technology and product development	4
Finance	4
General administrative and others	11
Total	42

As of December 31, 2025, all of our employees were based in Greater China.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with our senior management that contain non-compete restrictions. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of the ordinary shares of the Parent as of February 28, 2026 by:

●	each person known to us to beneficially own 5% or more of our outstanding shares;

●	each of the officers and directors of the Parent; and

●	all of the officers and directors of the Parent as a group.

The calculations in the table below were based on 4,555,930 ordinary shares, comprising of 4,436,543 Class A ordinary shares (excluding 2,223,568 Class A ordinary shares reserved for future issuance under our 2020 Plan) and 119,387 Class B ordinary shares, and 11,800 Series A Preferred Shares issued and outstanding as of February 28, 2026. The 2,223,568 Class A ordinary shares, although legally issued, are not deemed as issued from an accounting perspective.

Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares**	Series A Preferred Shares**	% of Beneficial Ownership**	% of Aggregate Voting Power***
Executive Officers and Directors
Daqing Mao(2)	5,625	119,387	125,013	—	2.74%	82.08%
Zirui Wang	—	—	—	—	—	—
Xiaodong Li	—	—	—	—	—	—
Wei Hu	—	—	—	—	—	—
Zhimo Zhao	—	—	—	—	—	—
Jinghong Xu	—	—	—	—	—	—
Gray Zhu	—	—	—	—	—	—
Zhenfei Wu(3)		—	—	—	—	—
Jianghai Shen(3)		—	—	—	—	—
Yan Xu(3)	—	—	—		—	—
All Executive Officers and Directors as a group	5,626	119,387	125,013	—	2.74%	82.08%
5% or Greater Holders	—	—	—		—	—
Holding group of Dr. Daqing Mao/Angela Bai(2)	5,626	119,387	125,013	—	2.74%	82.08%

*	On as-converted basis. The Parent has adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 170 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

**	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days as of February 28, 2026, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

(1)	Except for Jinghong Xu, the address of our directors and executive officers is 4th Floor, Building 1, No. 2 Dongsihuan North Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Jinghong Xu is Rm. 1110, Shouxiang Technology Building, No.51 Xueyuan Road, Haidian District, Beijing, China.

(2)	Represents (i) 5,626 Class A ordinary shares and 97,500 Class B ordinary shares, directly held by Maodq Limited, a limited liability company incorporated in the British Virgin Islands wholly owned by Dr. Daqing Mao, (ii) 15,907 Class B ordinary shares held by Fair Vision Group Limited, a British Virgin Islands company wholly owned by Planet MDQ Limited, which is in turn wholly owned by Dr. Daqing Mao, and (iv) 5,980 Class B ordinary shares held by Astro Angel Limited, a British Virgin Islands company wholly owned by Baixh Limited and ultimately controlled by Ms. Angela Bai, the spouse of Dr. Daqing Mao. The registered address of Maodq Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. The registered address of Fair Vision Group Limited and Astro Angel Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)	Mr. Jianghai Shen and Mr. Zhenfei Wu ceased to be our chief product designer and chief marketing officer since January 15, 2026. Ms. Yan Xu ceased to be our financial reporting director since June 30, 2025.

To our knowledge, as of February 28, 2026, 2,282 of our Class A ordinary shares are held by 30 record holders in the United States, representing approximately 0.1% of our total outstanding shares on an as converted basis.

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

Transactions with Youxiang Group

For 2023, 2024 and 2025, the lease expenses incurred in connection with lease agreements with Youxiang Group were RMB27,000, nil, and nil respectively. As of December 31, 2023, 2024 and 2025, the amounts due to Youxiang Group under these lease agreements were RMB0.4 million, RMB1.3 million, and RMB1.6 million (US$0.2 million), respectively.

Youxiang Group provides property management services to us. For 2023, 2024 and 2025, the expenses incurred in connection with property management services provided by Youxiang Group were RMB0.9 million, RMB0.5 million, and nil, respectively. As of December 31, 2023, 2024 and 2025, the amounts due to Youxiang Group for property management services were nil.

We provide workspace membership services to Youxiang Group. For 2023, 2024 and 2025, revenue generated from Youxiang Group for workspace membership services was RMB34,000, RMB26,000, and nil, respectively. As of December 31, 2023, 2024 and 2025, the amounts due from Youxiang Group for workspace membership services were nil.

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

After October 26 in 2024, Ucommune Venture forgave an aggregate of RMB11.5 million (US$1.6 million) in connection with the termination of contractual arrangements. As of December 31, 2025, the amount due to Ucommune Venture was RMB6.0 million (US$0.9 million).

After October 26 in 2024, we forgave an aggregate of RMB7.9 million (US$1.1 million) in connection with the termination of contractual arrangements. As of December 31, 2025, the amount due from Ucommune Venture was nil.

In 2025, Ucommune Venture exempted the payable RMB56.7 million from the company. And the company exempted RMB2.2 million of lawyer’s fee paid by the company on behalf of Ucommune Venture.

On August 1 2025, the Group disposed of two subsidiaries, Beijing Anlingranliu Enterprise Management Co., Ltd. and Beijing Anlingranqi Enterprise Management Co., Ltd.to Beijing Dongyi Yuanda Architectural Decoration Engineering Co., Ltd. (“Dongyi Yuanda), subsidiary of Ucommune Venture Group. The consideration of the disposal was settle by the payables due to Dongyi Yuanda. The disposal recognized a gain of RMB 55 recorded as additional paid-in capital as it is the transaction under common control as of the transaction date. Dongyi Yunda was no longer the related party of the Group after Ucommune Venture Group disposed of 46.05% shares of Dongyi Yuanda in September 2025.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

See “— C. Markets” for our host market and trading symbol. Holders of our Class A ordinary shares and warrants should obtain current market quotations for their securities. The Parent has a dual-class ordinary share structure in which Class A ordinary shares have different voting rights from Class B ordinary shares. Class A ordinary shares are each entitled to one vote, whereas Class B ordinary shares are each entitled to 170 votes. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — The Parent’s dual-class share structure with different voting rights may adversely affect the value and liquidity of the Class A ordinary shares.”

B. Plan of Distribution

Not applicable.

C. Markets

The Parent’s Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “UK” since November 17, 2020. The Parent’s Prior Warrants were listed on the Nasdaq Capital Market under the symbol “UKOMW” from November 17, 2020 until their expiration on November 18, 2025, at which time they ceased trading and were delisted. On November 18, 2025, the Company filed a Form 25 with respect to the delisting of its Prior Warrants from Nasdaq. The New Warrants, UPOs, UPO Warrants, UPO Rights, Debenture and JAK Warrants of the Parent are not listed in any national securities exchange or market.

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

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

 According to Clause 3 of our fourth amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our Board of Directors subject to our fourth amended and restated memorandum and articles of association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our fourth amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our Board of Directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights; Meetings of Shareholders. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 170 votes, voting together as one class. Voting at any meeting of shareholders is by poll and not on a show of hands.

A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than one-half of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our Board of Directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our fourth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our fourth amended and restated memorandum and articles of association.

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

Transfer of Ordinary Shares. Subject to the restrictions in our fourth amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors.

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

Issuance of Additional Shares. Our fourth amended and restated memorandum of association authorizes our Board of Directors to issue additional ordinary shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Our fourth amended and restated memorandum of association also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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

Changes in Capital. We may from time to time by ordinary resolutions:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	divide our share into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential deferred, qualified or special rights, privileges, conditions or such restrictions;

●	sub-divide our existing shares, or any of them into shares of a smaller amount that is fixed by our fourth amended and restated memorandum and articles of association; and

●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Act and our memorandum and articles of association with respect to matters to be dealt with by ordinary resolution, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Anti-Takeover Provisions. Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

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

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our fourth amended and restated memorandum and articles of association.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our fourth amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Companies Act provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fourth amended and restated articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our Board of Directors is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our fourth amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our fourth amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fourth amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (1) gives notice in writing to the company that he resigns the office of director; (2) dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; (3) is prohibited by any applicable law or designated stock exchange rules from being a director; (4) is found to be or becomes of unsound mind; or (5) is removed from office pursuant to any other provision of our fourth amended and restated memorandum and articles of association.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our fourth amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our fourth amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Nonresident or Foreign Shareholders. There are no limitations imposed by our fourth amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in fourth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

Based on the manner in which we operate our business, the composition and characterization of our income and assets, and the value of our assets, including goodwill, although not clear, we believe that it is reasonable to take a position that we were not classified as a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be classified as a PFIC for the current or future taxable years. The value of the assets of our Parent for purposes of the PFIC determination will generally be determined by reference to the market price of our Class A ordinary shares, which could fluctuate significantly. Our market capitalization fluctuated significantly during the taxable year ended December 31, 2025. Among other matters, if our market capitalization does not increase or continues to decline, we may be or become classified as a PFIC for the current or future taxable years. If we are treated as a “controlled foreign corporation” (see “Item 3. Key Information — D. Risk Factors — Risks Relating to Being a Public Company and Our Securities — If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.” above), the value of the assets owned by our subsidiaries and consolidated VIEs will be determined by reference to the adjusted tax basis of such assets for U.S. federal income tax purposes, which may increase the likelihood that we are a PFIC. Because we do not currently track adjusted tax basis for U.S. federal income tax purposes, we may not be able to determine whether we are a PFIC in future taxable years. In addition, our PFIC status depends on the manner in which we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). It is also possible that the IRS may challenge the composition and characterization of our assets or income or the valuation of our assets, goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or future taxable years. Furthermore, it is not entirely clear how the contractual arrangements between us, the VIEs and their nominal shareholders are treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us. Because of these uncertainties, there can be no assurance we were not classified as a PFIC for our taxable year ended December 31, 2025, or will not be classified as a PFIC in the current taxable year or future taxable years.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash and cash equivalents denominated in RMB amounted to RMB7.5 million, and RMB4.3 million (US$0.6 million) as of December 31, 2024 and 2025, respectively.

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2023, 2024 and 2025 were increases of 0.2%, 0.2% and 0.2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we may be affected in the future by higher rates of inflation in China.

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

The selling shareholders will pay any underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses incurred by such selling shareholders in disposing of their Class A ordinary shares, and we will bear all other costs, fees and expenses incurred in effecting the registration of such securities covered thereby, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accountants. We incurred total expenses in connection with the offering of approximately US$0.4 million. The net proceeds to us from the offering were approximately US$2.6 million. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of December 31, 2025, all of the net proceeds from the offering was used for working capital and general corporate purposes. We intend to use the remainder of the proceeds as disclosed in the Resale of PIPE Shares, Warrants, UPOs and Debenture and JAK Warrants Registration Statement.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and financial reporting director, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that our disclosure controls and procedures were ineffective as of December 31, 2025 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting. See “— Internal Control Over Financial Reporting.”

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2025 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2025 due to the material weaknesses identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report on internal control over financial reporting from our registered public accounting firm, because we, as a “non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, are not required to have an attestation report on internal control over financial reporting from our external auditors.

Internal Control Over Financial Reporting

In connection with the preparation and external audits of our consolidated financial statements included in this annual report, we identified the following material weaknesses in our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

The material weaknesses that have been identified relate to:

●	A lack of proper management approval and review on borrowing contract over certain amount, and

●	Insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP.

●	A lack of proper management approval and review on agency fee contract over certain amount.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting. Once the Parent ceases to be a “non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. The material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting, as follows.

●	We plan to improve our management approval on all borrowing contracts over certain amount, and to enhance management review control over borrowing related accounting treatment by conducting monthly accounting record inspection;

●	We plan to recruit staff with knowledge of U.S. GAAP and SEC regulations in our finance and accounting department. We also plan to enhance internal training and development programs for financial reporting personnel; and

●	When entering into complex transactions, we plan to utilize third-party consultant for accounting services as additional resources.

●	Enhance the agency fee management review and approval process over certain amount.

●	Carry out integrity and compliance education and training within the company.

We intend to remediate these material weaknesses in multiple phases and expect that we will incur certain costs for implementing our remediation measures. The implementation of the measure, however, may not fully address the material weaknesses identified in our internal control over financial reporting, and we cannot conclude that the material weaknesses have been fully remedied as of December 31, 2025. In addition, we cannot assure you that we will be able to continue implementing these measures in the future. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to our Business and Industry — If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our Class A may be materially and adversely affected.”

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

	For the year ended December 31,
	2024	2025
	RMB	RMB
	(in thousands)
Services
Audit Fees	3,568	2,433
Audit - Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	3,568	2,433

Note:

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products or services provided by our independent registered public accounting firm other than those reported above.

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

There were no cybersecurity incidents during the year ended December 31, 2025, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information — D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

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

part III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Ucommune International Ltd. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of the current report on Form 6-K (File No. 001-39738) filed with the SEC on February 9, 2026)
1.2	Certificate of Designations of Series A Convertible Preferred Shares of Ucommune International Ltd (incorporated by reference to Exhibit 4.1 of the current report on Form 6-K (File No. 001-39738), filed with the SEC on December 29, 2025)
2.1	Registrant’s Specimen Ordinary Share Certificate, as currently effective (incorporated by reference to Exhibit 4.2 of the registration statement on Form S-8 (File No. 001-39738), as amended, filed with the SEC on December 15, 2023)
2.2	Registrant’s Specimen Warrant Certificate (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.2 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
2.3	Warrant Agreement for Warrants issued in connection with the Business Combination (incorporated by reference to Exhibit 4.3 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
2.4	Form of Warrant Agent Agreement between the Registrant and American Stock Transfer & Trust Company, LLC. (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.4 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
2.5	Form of Warrant issued by the Registrant in February 2021 (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.5 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
2.6	Form of US$3,000,000 principal sum of 8% Senior Convertible Debenture (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)
2.7	Form of Series A/B/C Warrants (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)
2.8	Amendment to US$3,000,000 principal sum of 8% Senior Convertible Debenture dated as of March 1, 2022 entered into between Ucommune International Ltd and the Holder named therein (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on March 2, 2022)
2.9	Amendment to Series A/B/C Warrants (prior to the 2022 Share Consolidation) (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on March 2, 2022)
2.10	Amendment to US$3,000,000 principal sum of 8% Senior Convertible Debenture entered into between Ucommune International Ltd and the Holder named therein (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on August 29, 2022)

2.11	Amendment to Series A/B/C Warrants (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on August 29, 2022)
2.12	Amendment to US$3,000,000 principal sum of 8% Senior Convertible Debenture entered into between Ucommune International Ltd and the Holder named therein (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on October 25, 2022)
2.13	Amendment to Series A/B/C Warrants (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on October 25, 2022)
2.14	Amendment to US$3,000,000 principal sum of 8% Senior Convertible Debenture entered into between Ucommune International Ltd and the Holder named therein (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 25, 2023)
2.15	Amendment to Series A/B/C Warrants (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 25, 2023)
2.16	Amendment to US$3,000,000 principal sum of 8% Senior Convertible Debenture entered into between Ucommune International Ltd and the Holder named therein (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on June 8, 2023)
2.17	Amendment to Series A/B/C Warrants (incorporated by reference to Exhibit 4.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on June 8, 2023)
2.18	Amendment to Series A/B/C Warrants (incorporated by reference to Exhibit 4.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 30, 2024)
2.19*	Description of Securities
4.1	Merger Agreement dated June 29, 2020 (incorporated by reference to Exhibit 10.1 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.2	Ucommune Group Holdings Limited 2019 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.3	Ucommune International Ltd 2020 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s registration statement on Form S-8 (File No. 333-289594), filed with the SEC on August 14, 2025)
4.4	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.4 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.5 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.6	English translation of Exclusive Business Cooperation Agreement dated May 20, 2019 between Ucommune (Beijing) Technology Co., Ltd and Beijing Ubazaar Technology Co., Ltd. (incorporated by reference to Exhibit 10.19 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.7	English translation of Equity Pledge Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.20 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)

4.8	English translation of Exclusive Option Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.21 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.9	English translation of Shareholders’ Voting Right Proxy Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.22 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.10	English translation of Exclusive Technology Consulting and Service Agreement dated January 30, 2019 between Beijing Melo Technology Co., Ltd. and Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.23 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.11	English translation of Equity Pledge Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.24 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.12	English translation of Exclusive Option Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.25 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.13	English translation of Shareholders’ Voting Right Proxy Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.26 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.14	Form of Backstop Agreement (incorporated by reference to Exhibit 10.27 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.15	Form of lock-up agreement entered into with former shareholders of UCommune Group Holdings Limited (incorporated by reference to Exhibit 10.28 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
4.16	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)
4.17	Amendment to Securities Purchase Agreement dated as of March 1, 2022 entered into between Ucommune International Ltd and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on March 2, 2022)
4.18	Amendment to Securities Purchase Agreement dated as of August 29, 2022 entered into between Ucommune International Ltd and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on August 29, 2022)
4.19	Amendment to Securities Purchase Agreement dated as of October 25, 2022 entered into between Ucommune International Ltd and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on October 25, 2022)
4.20	Amendment to Securities Purchase Agreement dated as of January 24, 2023 entered into between Ucommune International Ltd and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 25, 2023)
4.21	Amendment to Securities Purchase Agreement dated as of June 7, 2023 entered into between Ucommune International Ltd and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on June 8, 2023)
4.22	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)
4.23	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.3 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on January 28, 2022)
4.24	English translation of Agreement to Terminate Series of Contractual Arrangements dated June 26, 2023 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 4.37 of Ucommune International Ltd’s annual report on Form 20-F (File No. 001-39738), filed with the SEC on April 24, 2024)

4.25	English translation of Equity Pledge Agreement dated June 26, 2023 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Geng Cao (incorporated by reference to Exhibit 4.38 of Ucommune International Ltd’s annual report on Form 20-F (File No. 001-39738), filed with the SEC on April 24, 2024)
4.26	English translation of Exclusive Option Agreement dated June 26, 2023 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Geng Cao (incorporated by reference to Exhibit 4.39 of Ucommune International Ltd’s annual report on Form 20-F (File No. 001-39738), filed with the SEC on April 24, 2024)
4.27	English translation of Shareholders’ Voting Right Proxy Agreement dated June 26, 2023 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Geng Cao (incorporated by reference to Exhibit 4.40 of Ucommune International Ltd’s annual report on Form 20-F (File No. 001-39738), filed with the SEC on April 24, 2024)
4.28	English translation of Agreement to Terminate Series of Contractual Arrangements dated December 30, 2023 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 4.41 of Ucommune International Ltd’s annual report on Form 20-F (File No. 001-39738), filed with the SEC on April 24, 2024)
4.29	English translation of Equity Pledge Agreement dated May 17, 2024 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd., Kaili Kong and Xinyu Ji (incorporated by reference to Exhibit 4.29 of Ucommune International Ltd’s annual report on Form 20-F (File No. 001-39738), filed with the SEC on April 29, 2025)
4.30	English translation of Exclusive Option Agreement dated May 17, 2024 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd., Kaili Kong and Xinyu Ji (incorporated by reference to Exhibit 4.30 of Ucommune International Ltd’s annual report on Form 20-F (File No. 001-39738), filed with the SEC on April 29, 2025)
4.31	English translation of Shareholder Rights Proxy Agreement dated May 17, 2024 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd., Kaili Kong and Xinyu Ji (incorporated by reference to Exhibit 4.31 of Ucommune International Ltd’s annual report on Form 20-F (File No. 001-39738), filed with the SEC on April 29, 2025)
4.32	English translation of Agreement to Terminate Series of Original Agreements dated May 17, 2024 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Geng Cao (incorporated by reference to Exhibit 4.32 of Ucommune International Ltd’s annual report on Form 20-F (File No. 001-39738), filed with the SEC on April 29, 2025)
4.33	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on December 29, 2025)
4.34	Form of Amendment, Waiver and Exchange Agreement (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on February 12, 2026)
4.35	Equity Transfer Agreement, dated July 21, 2025, by and between Xinjiang Xinyouzhong Marketing Co., Ltd. and Singularity Digital Marketing (Guangzhou) Co., Ltd. (incorporated by reference to Exhibit 10.1 of Ucommune International Ltd’s current report on Form 6-K (File No. 001-39738), filed with the SEC on September 12, 2025)
8.1*	List of Principal Subsidiaries and VIEs
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1 (File No. 333-252271), as amended, filed with the SEC on January 28, 2021)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of Ucommune International Ltd’s annual report on Form 20-F (File No. 001-39738), filed with the SEC on April 29, 2025)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP
15.2*	Consent of Jingtian & Gongcheng
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 of Ucommune International Ltd’s annual report on Form 20-F (File No. 001-39738), filed with the SEC on April 24, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

†	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed, or constituted personally identifiable information that is not material.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

UCOMMUNE INTERNATIONAL LTD

Date: March 24, 2026	By:	/s/ Zirui Wang
	Name:	Zirui Wang
	Title:	Chief Executive Officer and Chief Risk Officer

UCOMMUNE INTERNATIONAL LTD.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ucommune International Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ucommune International Ltd. (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1.b, the Company has recurring operating cash out flow and significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1.b. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2020

Beijing, China

March 24, 2026

UCOMMUNE INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	USD
			(Note 2h)
ASSETS
Current assets:
Cash and cash equivalents	25,121	36,062	5,157
Accounts receivable, net of provision for credit losses of RMB4,413 and RMB6,271 as of December 31, 2024 and 2025, respectively	11,328	9,807	1,402
Prepaid expenses and other current assets, net	28,652	16,730	2,392
Amounts due from related parties, current	1,465	—	—
Current assets of discontinued operations	87,444	—	—
Total current assets	154,010	62,599	8,951

Non-current assets
Long-term investments, net	18,881	18,881	2,700
Property and equipment, net	59,444	48,069	6,874
Operating leases right-of-use assets, net	89,832	72,733	10,401
Rental deposits	3,151	239	34
Non-current assets of discontinued operations	460	—	—
Total non-current assets	171,768	139,922	20,009
TOTAL ASSETS	325,778	202,521	28,960

UCOMMUNE INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS — (Continued)

(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	USD
			(Note 2h)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of RMB7,089 and RMB4,961 as of December 31, 2024 and 2025, respectively)	10,844	10,355	1,481
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB13,839 and RMB8,853 as of December 31, 2024 and 2025, respectively)	20,361	18,089	2,586
Amounts due to related parties, current (including amounts due to related parties, current of the consolidated VIEs without recourse to the Company of RMB71,969 and RMB1,779 as of December 31, 2024 and 2025, respectively)	78,851	9,041	1,293
Deferred workspace membership fee (including advance workspace membership fee of the consolidated VIEs without recourse to the Company of RMB4,715 and RMB2,164 as of December 31, 2024 and 2025, respectively)	4,715	2,164	309
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to the Company of RMB108 and RMB45 as of December 31, 2024 and 2025, respectively)	293	674	96
Operating lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to the Company of RMB7,984 and RMB1,204 as of December 31, 2024 and 2025, respectively)	7,984	1,204	172
Forward sale contract liability (including forward sale contract liability of the consolidated VIEs without recourse to the Company of nil and nil as of December 31, 2024 and 2025, respectively)	—	16,813	2,404
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs without recourse to the Company of nil and nil as of December 31, 2024 and 2025, respectively)	24,353	—	—
Total current liabilities	147,401	58,340	8,341

UCOMMUNE INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS — (Continued)

(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	USD
			(Note 2h)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-current liabilities:
Refundable deposits from members, non-current (including refundable deposits from members, non-current of the consolidated VIEs without recourse to the Company of RMB5,098 and RMB2,467 as of December 31, 2024 and 2025, respectively)	5,098	2,467	353
Operating lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to the Company of RMB20,977 and RMB13,389 as of December 31, 2024 and 2025, respectively)	20,977	13,389	1,915
Warrant liabilities (including warrant liabilities of the consolidated VIEs without recourse to the Company of nil and nil as of December 31, 2024 and 2025, respectively)	467	1	—
Total non-current liabilities	26,542	15,857	2,268
TOTAL LIABILITIES	173,943	74,197	10,609
Commitments and contingencies (Note 23)

MEZZANINE EQUITY
Redeemable Convertible Series A Preferred Shares (nil and 20,000 authorized, nil and 2,750 issued and outstanding as of December 31, 2024 and 2025, with par value of nil and US$0.024, respectively; Redemption value of nil and RMB32,242 as of December 31, 2024 and 2025, respectively; Liquidation preference of nil and RMB24,193 as of December 31, 2024 and 2025, respectively)	—	1,262	180

SHAREHOLDERS’ EQUITY
Class A ordinary shares (20,000,000 and 19,980,000 authorized, 2,024,460 and 4,436,543 issued and outstanding as of December 31, 2024 and 2025, with par value of US$0.024 and US$0.024, respectively)	335	746	107
Class B ordinary shares (5,000,000 and 5,000,000 authorized, 119,387 and 119,387 issued and outstanding as of December 31, 2024 and 2025, with par value of US$0.024 and US$0.024, respectively)	20	20	3
Additional paid-in capital	4,676,706	4,744,210	678,413
Statutory reserves	3,860	418	60
Accumulated deficit	(4,601,502)	(4,639,344)	(663,417)
Accumulated other comprehensive income	30,187	22,200	3,175
Total Ucommune International Ltd. shareholders’ equity	109,606	128,250	18,341
Noncontrolling interests	42,229	(1,188)	(170)
TOTAL EQUITY	151,835	127,062	18,171
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	325,778	202,521	28,960

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
				(Note 2h)
Revenue:
Workspace membership revenue (including services provided to a related party of RMB34, RMB26 and nil for the years ended December 31, 2023, 2024 and 2025, respectively)	124,140	68,558	22,630	3,236
Other service revenue (including services provided to related parties of RMB442, RMB111 and RMB177 for the years ended December 31, 2023, 2024 and 2025, respectively)	27,890	8,655	3,490	499
Total revenue	152,030	77,213	26,120	3,735

Cost of revenue:
Workspace membership (including services provided by related parties of RMB27, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively)	(141,462)	(74,065)	(22,587)	(3,230)
Other services	(19,426)	(4,948)	(4,279)	(612)
Total cost of revenue	(160,888)	(79,013)	(26,866)	(3,842)
Operating expenses:
Impairment loss on long-lived assets and long-term prepaid expenses	(29,109)	(967)	(2,948)	(422)
Sales and marketing expenses	(8,643)	(3,540)	(714)	(102)
General and administrative expenses	(77,119)	(44,974)	(36,666)	(5,243)
Change in fair value of warrant liability	9,099	4,949	463	66
Change in fair value of put option liability	373	—	—	—
Loss from operations	(114,257)	(46,332)	(40,611)	(5,808)
Non-operating income/(expense):
Interest income/(expense), net	907	(2,253)	185	26
Subsidy income	7,754	804	5	1
Impairment loss on long-term investments	(25,603)	(17,979)	—	—
Gain on disposal of long-term investments	6,370	—	—	—
Gain/(Loss) on disposal of subsidiaries	112,792	(607)	3,217	460
Other income, net	8,673	2,180	725	104
Loss before income taxes and loss from equity method investments	(3,364)	(64,187)	(36,479)	(5,217)
Provision for income taxes	(8,281)	(6,369)	(93)	(13)
Gain/(Loss) from equity method investments	795	(483)	—	—
Net loss from continuing operations	(10,850)	(71,039)	(36,572)	(5,230)
Net loss from discontinued operations, net of tax	(11,974)	(9,207)	(2,681)	(383)
Net loss	(22,824)	(80,246)	(39,253)	(5,613)
Less: Net loss attributable to noncontrolling interests from continuing operations	(3,766)	(4,961)	(97)	(14)
Less: Net loss attributable to noncontrolling interests from discontinued operations	(13,926)	(5,755)	(1,314)	(188)
Net loss attributable to Ucommune International Ltd. from continuing operations	(7,084)	(66,078)	(36,475)	(5,216)
Net income/(loss) attributable to shareholders from discontinued operations	1,952	(3,452)	(1,367)	(195)
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd. from continuing operations(i)
–Basic and diluted(i)	(13.10)	(56.38)	(13.53)	(1.93)
Net income/(loss) per share attributable to ordinary shareholders from discontinued operations(i)
–Basic and diluted(i)	3.61	(2.95)	(0.51)	(0.07)
Weighted average shares used in calculating net loss per share(i)
–Basic and diluted(i)	540,836	1,172,103	2,697,970	2,697,970

(i)	Share and per share data have been retroactively restated to reflect the Company’s share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
				(Note 2h)
Net loss	(22,824)	(80,246)	(39,253)	(5,613)
Other comprehensive (loss)/income, net of tax:
Foreign currency translation adjustments	(1,548)	7,386	(8,039)	(1,150)
Total Comprehensive loss	(24,372)	(72,860)	(47,292)	(6,763)
Less: Comprehensive loss attributable to noncontrolling interest	(17,697)	(10,763)	(1,403)	(201)
Comprehensive loss attributable to Ucommune International Ltd.’s shareholders	(6,675)	(62,097)	(45,889)	(6,562)

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except share and per share data, or otherwise noted)

	Ordinary Shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total Ucommune International Ltd. shareholders’	Noncontrolling	Total
	Shares(i)	Amount	capital	reserve	deficit	loss	equity	interests	equity
Balance as of December 31, 2022	385,471	63	4,550,134	6,246	(4,520,329)	24,297	60,411	26,125	86,536
Adoption of ASC 326	—	—	—	—	(6,308)	—	(6,308)	—	(6,308)
Net loss	—	—	—	—	(5,132)	—	(5,132)	(17,692)	(22,824)
Foreign currency translation adjustment	—	—	—	—	—	(1,543)	(1,543)	(5)	(1,548)
Provision for statutory reserve	—	—	—	203	(203)	—	—	—	—
Shares issued for conversion of convertible debt	213,138	36	15,174	—	—	—	15,210	—	15,210
Stock-based compensation	18,332	—	8,207	—	—	—	8,207	—	8,207
Capital contribution from noncontrolling shareholders	—	—	—	—	—	—	—	500	500
Disposal of subsidiaries	—	—	—	—	—	—	—	(1,377)	(1,377)
Round-up of fractional shares in connection with share consolidation	34,224	—	—	—	—	—	—	—	—
Balance as of December 31, 2023	651,165	99	4,573,515	6,449	(4,531,972)	22,754	70,845	7,551	78,396
Net loss	—	—	—	—	(69,530)	—	(69,530)	(10,716)	(80,246)
Foreign currency translation adjustment	—	—	—	—	—	7,433	7,433	(47)	7,386
Capital contribution from shareholder	80,000	14	1,691	—	—	—	1,705	—	1,705
Exercise of Warrant	25,000	4	426	—	—	—	430	—	430
Stock-based compensation	—	—	28,849	—	—	—	28,849	—	28,849
Exercise of share options	1,387,682	238	(238)	—	—	—	—	—	—
Capital contribution from noncontrolling shareholders	—	—	—	—	—	—	—	193	193
Disposal of subsidiaries	—	—	—	—	—	—	—	(72)	(72)
Disposal of Ucommune Venture VIE	—	—	68,801	(2,589)	—	—	66,212	45,418	111,630
Loan exempt from related parties	—	—	3,662	—	—	—	3,662	—	3,662
Distribution of dividend to noncontrolling interest shareholders	—	—	—	—	—	—	—	(98)	(98)
Balance as of December 31, 2024	2,143,847	355	4,676,706	3,860	(4,601,502)	30,187	109,606	42,229	151,835
Net loss	—	—	—	—	(37,842)	—	(37,842)	(1,411)	(39,253)
Foreign currency translation adjustment	—	—	—	—	—	(8,047)	(8,047)	8	(8,039)
Stock-based compensation	—	—	15,022	—	—	—	15,022	—	15,022
Exercise of share options	2,412,083	411	(334)	—	—	—	77	—	77
Disposal of subsidiaries	—	—	1,461	(3,442)	—	60	(1,921)	(39,328)	(41,249)
Loan exempt from related parties	—	—	54,430	—	—	—	54,430	—	54,430
Acquisition of a subsidiary	—	—	(3,054)	—	—	—	(3,054)	(2,686)	(5,740)
Accrued preferred shares dividends	—	—	(25)	—	—	—	(25)	—	(25)
Effect of exchange rates on preferred shares	—	—	4	—	—	—	4	—	4
Balance as of December 31, 2025 in RMB	4,555,930	766	4,744,210	418	(4,639,344)	22,200	128,250	(1,188)	127,062
Balance as of December 31, 2025 in USD	4,555,930	110	678,413	60	(663,417)	3,175	18,341	(170)	18,171

(i)	Par value of ordinary shares and share data have been retroactively restated to reflect the Company’s share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
				(Note 2h)
Cash flows from operating activities:
Net loss	(22,824)	(80,246)	(39,253)	(5,613)
Less: net loss from discontinued operations	(11,974)	(9,207)	(2,681)	(383)
Net loss from continuing operations	(10,850)	(71,039)	(36,572)	(5,230)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	16,400	9,196	3,220	460
Amortization of intangible assets	1,437	472	—	—
Loss on disposal of property, equipment and other long-lived assets	14,146	2,558	—	—
Gain from termination of right-of-use assets	(30,427)	(953)	(1)	—
Loss on disposal of intangible assets	95	—	—	—
Loss on disposal of creditor’s right of long-term prepaid expense	46,866	—	—	—
Impairment of long-lived assets and long-term prepaid expenses	29,109	967	2,948	422
Impairment of long-term investment	25,603	17,979	—	—
(Gain)/Loss on disposal of subsidiaries	(112,792)	607	(3,217)	(460)
Gain on dissolution of subsidiaries	(16,932)	—	539	77
Gain on disposal of long-term investments	(6,370)	—	—	—
Amortization of right-of-use assets	62,401	18,771	7,398	1,058
Change in fair value of warrant liabilities	(9,099)	(4,949)	(463)	(66)
Change in fair value of put option liabilities	(373)	—	—	—
Share-based compensation	25,722	11,333	15,022	2,148
Credit loss	16,071	(3,712)	(1,668)	(239)
(Gain)/Loss from equity method investment	(795)	483	—	—
Interest (income)/expense	(1,395)	496	24	3
Other expense/(income), net	1,174	(29,885)	—	—
Changes in operating assets and liabilities:
Accounts receivable	17,245	4,241	1,287	184
Prepaid expenses and other current assets	(11,855)	28,317	11,638	1,664
Amount due from related parties	(492)	(72,302)	1,698	243
Long-term prepaid expenses	25,269	—	—	—
Rental deposit, non-current	4,409	(887)	(5)	(1)
Accounts payable	(15,404)	11,695	(794)	(114)
Accrued expenses and other current liabilities	(33,400)	(7,245)	1,041	149
Deferred workspace membership fee	(3,216)	(2,732)	(847)	(121)
Contract liabilities	(6,394)	(821)	368	53
Income tax payable	8,278	6,375	—	—
Deferred subsidy income	(2,163)	(644)	—	—
Amount due to related parties	(1,663)	69,288	(1,274)	(182)
Lease liabilities	(37,904)	(5,982)	(2,130)	(305)
Refundable deposits from members, non-current	1,117	(3,142)	(1,938)	(277)
Net cash used in operating activities from continuing operations	(6,182)	(21,515)	(3,726)	(534)
Net cash provided by/(used in) operating activities from discontinued operations	23,178	25,378	(10,128)	(1,448)
Net cash provided by/(used in) operating activities	16,996	3,863	(13,854)	(1,982)

UCOMMUNE INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
				(Note 2h)
Cash Flows from investing activities:
Purchase of short-term investments	(19,123)	(34,538)	(70,226)	(10,042)
Redemption of short-term investments	2,126	51,788	70,226	10,042
Purchase of property and equipment	(13,524)	(4,307)	(7,246)	(1,036)
Proceeds from disposal of property and equipment	85	29	—	—
Acquisition of a subsidiary	—	—	13	2
Loan provided to related parties	—	(473)	(2,220)	(317)
Loan collection from related parties	—	343	—	—
Loan provided to third parties	—	—	(410)	(59)
Proceeds from disposal of long-term investments	6,370	—	—	—
Proceeds from settlement of non-current assets	35,000	5,000	—	—
Cash received from disposal of Shengguang Zhongshuo	—	—	16,000	2,288
Cash net decrease due to disposal of subsidiaries	(1,793)	—	(276)	(39)
Cash net decrease due to termination of the Ucommune Venture VIE Agreement	—	(5,646)	—	—
Net cash provided by investing activities from continuing operations	9,141	12,196	5,861	839
Net cash provided by/(used in) investing activities from discontinued operations	7,566	(810)	—	—
Net cash provided by investing activities	16,707	11,386	5,861	839
Cash flows from financing activities:
Capital contribution from shareholders	—	1,705	—	—
Loan repaid to related parties	(12,000)	(2,622)	(697)	(100)
Loan received from related parties	—	2,528	—	—
Loan received from third parties	1,539	9,658	3	—
Loan repaid to third parties	(6,515)	(814)	(45)	(6)
Redemption of convertible bond	(5,482)	—	—	—
Cash received from issuing redeemable convertible preferred shares	—	—	18,089	2,587
Issuance cost of redeemable convertible preferred shares	—	—	(523)	(75)
Cash received from exercise of share option	—	—	77	11
Cash received from exercise of warrant	—	430	—	—
Net cash (used in)/provided by financing activities from continuing operations	(22,458)	10,885	16,904	2,417
Net cash (used in)/provided by financing activities from discontinued operations	(8,331)	7,200	—	—
Net cash (used in)/provided by financing activities	(30,789)	18,085	16,904	2,417

Effects of exchange rate changes	(886)	7,165	(8,098)	(1,158)
Net increase in cash, cash equivalents and restricted cash	2,028	40,499	813	116
Cash, cash equivalents and restricted cash – beginning of the period	53,245	55,273	90,370	12,923
Cash and cash equivalents	54,288	95,772	91,183	13,039
Restricted cash, current	985	—	—	—
Cash, cash equivalents and restricted cash – end of the period	55,273	95,772	91,183	13,039
Less: Cash, cash equivalents and restricted cash of discontinued operations	38,883	70,651	55,121	7,882
Cash, cash equivalents and restricted cash – end of the period from continuing operations	16,390	25,121	36,062	5,157
Supplemental disclosure of cash flow information from continuing operations:
Interest paid	3,834	1,614	—	—
Income taxes paid	58	—	93	13
Supplemental disclosure of noncash information from continuing operations:
Payable for purchase of property and equipment	2,511	—	1,197	171
Payable for financing cost	—	—	764	109
Right-of-use assets obtained in exchange for new operating lease liabilities	12,980	—	14,578	2,085
ROU assets disposed as reduction of operating lease liabilities due to lease termination	140,507	32,375	390	56
Conversion of convertible bond’s principal	15,199	—	—	—
Disposal of properties and prepaid expenses and other current assets in exchange for long-term investments	48,300	—	—	—
Settlement of accrued expenses and other current liabilities with other non-current assets	—	15,685	—	—
Settlement of accrued expenses and other current liabilities by disposal of subsidiaries	—	—	9,657	1,381
Settlement of other non-current assets with properties	—	54,200	—	—
Accrued payroll payable settled by share-based compensation	—	17,516	—	—
Exemption of loan from related party	—	11,537	56,650	8,101
Exemption of loan to related party	—	7,875	2,220	317
Accrued preferred shares dividends	—	—	25	4

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD.
NOTES TO CONSOLIDATED STATEMENTS
FOR THE YEAS ENDED DECEMBER 31, 2023, 2024 and 2025
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

Disposal of certain business

The Group disposed of marketing and branding services on July 21, 2025, and therefore completely exited from all marketing and branding services operations. The disposal of marketing and branding services business represented a strategic shift that had a major effect on the Group’s operations and financial results, and was accounted for as discontinued operation. (See Note 4.b)

As of December 31, 2025, the Company’s major subsidiaries and its VIEs were as follow:

Name	Later of date of establishment or acquisition	Place of establishment	Percentage of legal ownership of the Company	Principal activities
Major Subsidiaries of the Company:
Ucommune Group Holdings Limited	September 21, 2018	Cayman	100%	Investment holding
Ucommune Group Holdings (Hong Kong) Limited (“Ucommune HK”)	December 7, 2018	Hong Kong	100%	Shared workspace
Youshenghengtong (Beijing) Technology Co., Ltd. (“WFOE”)	January 3, 2019	PRC	100%	Technology and internet service
Melo, Inc.	May 15, 2019	Delaware	100%	Technology Innovation
Melo Hongkong Limited	May 15, 2019	Hong Kong	100%	Technology Innovation
Beijing Melo Technology Co. Ltd	May 15, 2019	PRC	100%	Technology Innovation
Beijing Litong Huida Information Technology Co., Ltd	November 17, 2023	PRC	100%	Technology and internet service
VIEs:
Beijing UBazaar Technology Co., Ltd (“Beijing U Bazaar”)	August 29, 2018	PRC	Nil	Technology and internet service
Major VIEs’ subsidiaries:
Beijing Ucommune Zhongke Venture Capital Co., Ltd.	September 7, 2015	PRC	Nil	Shared workspace
Huanyi Lingyu (Beijing) Space Technology Co., Ltd.	September 14, 2024	PRC	Nil	Hotel service
Shanghai Yueban Enterprise Consulting Management Co., Ltd.	March 15, 2021	PRC	Nil	Shared workspace

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

The Group’s business has been directly operated by the VIEs and their subsidiaries. As of December 31, 2024 and 2025, the VIEs and their subsidiaries accounted for an aggregate of 46.9% and 58.8%, respectively, of the Group’s consolidated total assets, and 75.8% and 47.0% respectively of the Group’s consolidated total liabilities.

The following financial information of the Company’s VIEs and VIEs’ subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 was included in the accompanying consolidated financial statements:

	As of December 31,
	2024	2025
	RMB	RMB	USD
			(Note 2h)
Cash and cash equivalents	6,960	3,989	570
Other current assets	28,199	16,966	2,426
Total current assets	35,159	20,955	2,996
Property and equipment, net	5,665	6,240	892
Right-of-use assets, net	89,832	72,733	10,401
Other non-current assets	22,032	19,120	2,734
Total non-current assets	117,529	98,093	14,027
TOTAL ASSETS	152,688	119,048	17,023
Accounts payable	7,089	4,961	709
Lease liabilities, current	7,984	1,204	172
Other current liabilities	90,631	12,841	1,836
Total current liabilities	105,704	19,006	2,717
Lease liabilities, non-current	20,977	13,389	1,915
Other non-current liabilities	5,098	2,467	353
Total non-current liabilities	26,075	15,856	2,268
Total liabilities	131,779	34,862	4,985

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
				(Note 2h)
Net revenues	152,030	77,092	24,019	3,435
Net loss from continuing operations	(27,177)	(139,681)	(7,721)	(1,104)
Net loss from discontinued operations	(11,974)	(7,990)	—	—
Net cash (used in)/provided by operating activities from continuing operations	(9,359)	(47,033)	1,212	173
Net cash provided by/(used in) operating activities from discontinued operations	23,178	(3,640)	—	—
Net cash provided by/(used in) investing activities from continuing operations	9,697	(5,695)	(7,932)	(1,134)
Net cash provide by/(used in) investing activities from discontinued operations	7,566	(169)	—	—
Net cash (used in)/provided by financing activities from continuing operations	(16,798)	8,762	3,749	536
Net cash (used in)/provided by financing activities from discontinued operations	(8,331)	7,298	—	—

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

b. Going Concern

The Group has incurred recurring operating losses since its inception, including net losses from continuing operations of RMB10.9 million, RMB71.0 million and RMB36.6 million for the years ended December 31, 2023, 2024 and 2025, respectively. The Group also generated negative cash flows from operating activities from continuing operations of RMB6.2 million, RMB21.5 million and RMB3.7 million for the years ended December 31, 2023, 2024 and 2025, respectively. Accumulated deficit was RMB4,639.3 million as of December 31, 2025. The Company needs to raise additional funds to meet its obligations and sustain its operations. As of December 31, 2025, the Group had cash and cash equivalents of RMB36.1 million. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors and creditors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan which includes continued business transition from asset-heavy model to asset-light model in order to improve the profitability, continued exploration of new business opportunities that have synergies with the Group’s core business, controlling operating costs and optimizing operational efficiency to improve the Group’s cash flow from operations. The Group also plans to raise additional capital, including among others, obtaining debt and equity financing, to support its future operation.

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

These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. The Group bases its estimates on past experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, impairment of right-of-use (“ROU”) assets, other long-lived assets and long-term investments. Actual results may differ materially from those estimates.

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

For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Group has reclassified certain comparative balances in the consolidated balance sheet as of December 31, 2024 and December 31, 2025 and certain comparative amounts in the consolidated statements of operations for the years ended December 31, 2023, 2024 and 2025 to conform to the current year’s presentation. The results of discontinued operations for the years ended December 31, 2023, 2024 and 2025 have been reflected separately in the consolidated statement of operations as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations of the three categories for the years ended December 31, 2023, 2024 and 2025 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

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

e. Impairment of ROU assets and other long-lived assets

The Group reviews its ROU assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors the Group considers to be important which could trigger an impairment review primarily include (a) Significant underperformance relative to projected operating results; (b) Significant changes in the overall business strategy; (c) Significant adverse changes in legal or business environment and (d) Significant competition, unfavorable industry trend, or economic outlook. When these events occur, the Group measures impairment by comparing the carrying value of the ROU assets and property and equipment to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on excess of carrying value over the fair value of the assets. The Group measured the fair value of impaired space by using discounted cash flow model. The estimates used in projected future cash flows include rental charges and occupancy rate. The gross yield rate is used as the discount rate.

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

The Group recorded RMB2,510, RMB950 and RMB2,812 impairment losses on its ROU assets, RMB774, RMB17 and RMB136 impairment losses on its property and equipment, RMB25,825, nil and nil impairment losses on its other non-current assets for the years ended December 31, 2023, 2024 and 2025, respectively.

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

g. Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, amounts due from/to related parties, accounts receivable, prepaid expenses and other current assets, accounts payable, warrant liability, forward sale contract liability and other liabilities.

As of December 31, 2024 and 2025, the carrying values of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.

The Group, with the assistance of independent third-party valuation firms, determined the estimated fair value of its warrant liability and forward sale contract liability.

h. Convenience translation

The Group’s business is primarily conducted in China and substantially all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.9931 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2025, or at any other rate.

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

m. Intangible assets

Intangible assets are amortized using the straight-line basis over the estimated useful lives. The Group recorded amortization expense of RMB1,437, RMB472 and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

n. Long-term investments

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

o. Convertible bond and detachable warrants

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

p. Warrant liability

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

q. Lease

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

Termination of a lease before the expiration of the lease term is accounted by removing the right-of-use asset and the lease liability, with gain or loss recognized for the difference. A termination penalty paid or received upon termination that was not already included in the lease payments is generally included in the gain or loss on termination. The Group recorded gain from termination of leases of RMB30,427, RMB953 and RMB1 for the years ended December 31, 2023, 2024 and 2025 in other income, net in the consolidated statement of operations, respectively.

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

Operating lease income from fixed payments and variable lease income for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease income from fixed payments	124,140	68,558	22,630
Total	124,140	68,558	22,630

Lease payments receivable for the following five years were as follows:

As of December 31, 2025
RMB
2026	10,296
2027	6,835
2028	6,854
2029	6,835
2030	6,835
Thereafter	47,904
Total	85,559

r. Revenue recognition

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

(ii) Other services revenue

Other services revenue primarily consists of 1) co-working space management fees, 2) SaaS services, IOT solutions and technical support revenue, 3) charges to members for ancillary services including printing and copying, 4) tour service and 5) hotel service, etc. There is no variable consideration arrangement provided to customers. There is no significant payment term or financing component within each revenue type. There is no sales return, refund or warranty right provided to customers. The Group identified the performance obligations based on the services stated within the contracts as further outlined below.

1) Co-working space management fees

The Group recognized revenue of RMB9,007, RMB3,316 and RMB71 for the years ended December 31, 2023, 2024 and 2025 from co-working space management service which are derived from managing branded co-working space locations for leased property owners. The fee generally consists of a monthly base amount plus revenue sharing. The Group primarily charge landlords management fees for branding, consulting and operating services as the single performance obligation due to the services being highly interdependent inputs to the co-working space management. The Group provides services within the contract term and recognizes revenue over time under output method when service is completed.

2) SaaS services, IOT solutions and technical support revenue

The Group recognized SaaS service and IOT solutions revenue of RMB14,568, RMB982 and RMB6 for the years ended December 31, 2023, 2024 and 2025. The Group provides intranet connected devices to customers under SaaS service and IOT solution which is identified as a single performance obligation as the goods are not able to be distinctly used. The Group recognizes revenue at a point in time for the SaaS services and IOT solutions revenue when devices are delivered to customers.

The Group recognized technical support revenue of RMB1,610, RMB1,557 and RMB794 for the years ended December 31, 2023, 2024 and 2025. The Group provides technical support services as the single performance obligation and recognizes revenue over time ratably throughout a fixed term or under output method based on the agreed price for system development, because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed term.

3) Ancillary services and other revenue

The Group recognized ancillary service and other revenue of RMB2,705, RMB2,578 and RMB347 for the years ended December 31, 2023, 2024 and 2025.The Group provides one-off ancillary services including printing and copying services to customers as needed. The Group recognizes revenue at a point in time when such services are completely rendered to members.

4) Tour service

The Group recognized tour service revenue of nil, RMB222 and RMB1,124 for the years ended December 31, 2023, 2024 and 2025. Tour service is service fee derived from providing oversea tour services to customers. The Group cooperates with travel agencies and charges tour service fee to the third-party customers, mainly including transportation fee, accommodation fee, catering fee, attraction ticket fee, tour guide service fee, etc., which are highly interrelated to provide customers with the entire travel experience. The Group recognizes revenue over the period of the tour because the customers simultaneously receive and consume the benefits provided by the Group as they complete the performance obligation.

5) Hotel service

The Group recognized hotel service revenue of nil, nil and RMB1,148 for the years ended December 31, 2023, 2024 and 2025. The Group leases properties from property owners or lessors and uses for the hotel operation. The revenue is mainly driven from the rental of rooms, sales of food and beverages and other goods and services. Each of the services and products represents an individual performance obligation and the Group receives fixed prices in exchange for these services and products. The Group recognize room rental revenue overtime on a daily basis when the rooms are occupied because the customers simultaneously receive and consume the benefits during the accommodation period. Sales of food and beverage revenue and other goods and services revenue are recognized at a point in time when they have been delivered or rendered to the guests as the respective performance obligations are satisfied. Substantially all of hotel service revenue was recognized over time from room rental revenue.

Contract liabilities primarily result from the timing difference between the Group’s satisfaction of performance obligation and the customers’ payment. Substantial all other services revenue is recognized over time during the years ended December 31, 2023, 2024 and 2025. Balance of contract liabilities were RMB293 and RMB674 as of December 31, 2024 and 2025, respectively. Revenue recognized that was included in deferred revenue balance at the beginning of year were RMB5,075, RMB1,999 and RMB184 for the years ended December 31, 2023, 2024 and 2025, respectively.

s. Cost of revenue (excluding impairment loss)

Cost of revenue (excluding impairment loss) primarily consists of lease expenses, employee compensation and benefits, depreciation and amortization and other workspace operational costs such as utilities, maintenance, daily cleaning, insurance costs, office expenses, and consumables.

t. Government subsidies

The government subsidies provided by the local government mainly included funding to support the development of the Group’s business. The Group reports government subsidies as subsidy income when received from local government authority with no limitation on the use of the subsidies. From time to time, the Group receives government subsidies related to government sponsored projects and records such government subsidies as a liability when received and recognizes as income when the performance obligation is met or fulfilled. For the years ended December 31, 2023, 2024 and 2025, RMB7,754, RMB804 and RMB5 were received and recognized as subsidy income in the Group’s consolidated statements of operations, respectively.

u. Value added taxes

Value-added tax (“VAT”) is reported as a deduction to revenue. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expense and other current liabilities on the consolidated balance sheet.

v. Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes. There is no interest and penalty accrued or paid for the year ended December 31, 2023, 2024 and 2025.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The Group adopted the new guidance from January 1, 2025 prospectively. (See Note 14)

w. Share-based compensation

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

x. Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments.

y. Commitments and Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as business disputes, government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and specific facts and circumstances of each matter.

z. Mezzanine equity

Where equity interests are determined to be conditionally redeemable upon the occurrence of certain events that are not solely within the control of the Group, and upon such event, the shares would become redeemable at the option of the holders, they are classified as mezzanine equity (temporary equity). The purpose of this classification is to convey that such a security may not be permanently part of equity and could result in a demand for cash or other assets of the entity in the future. When the equity interests are currently redeemable or it becomes probable that the equity interests will become redeemable, the Group accretes the redeemable equity interests to their redemption value. The accretions and paid-in-kind dividends of the Preferred Shares are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit.

aa. Forward sale contract liability

The Group signed an agreement with an investor to sell redeemable convertible preferred shares, including an offer of forward sales contract which required the Company to sell and the investor to purchase redeemable convertible preferred shares of the company at an agreed fixed per share price in the future, upon certain circumstances within the control of the Group and the investor. The Group has evaluated that the sale of redeemable convertible preferred shares with detachable forward contract liability is a bundle of freestanding financial instruments and should be separately accounted.

The outstanding redeemable convertible preferred shares are recorded as mezzanine equity considering its potential redemption at the option of the holders. With respect to the detachable forward sale contract, based on the Group’s evaluation, the forward sale contract is considered to be recorded as liability measured initially and subsequently at fair value under ASC 480 because the Preferred Shares included certain contingent redemption features which created an obligation for the Company to repurchase its shares.

bb. Net loss per share

Basic and diluted loss per share from continuing operation and discontinued operation are computed by dividing net loss attributable to holders of ordinary shares from continuing operation and discontinued operation, respectively, by the weighted average number of ordinary shares outstanding during the period. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights for Class B ordinary shares to be converted into Class A ordinary shares on one-to-one basis, as such, this two-class share structure has no impact to the loss per share calculation. Basic loss per share and diluted loss per share are the same for each Class A ordinary shares and Class B ordinary shares. The two classes of ordinary shares have been presented on a combined basis in the consolidated statements of operations and in the computation of net loss per share.

Diluted loss per share from continuing operation and discontinued operation are computed by dividing net loss attributable to holders of ordinary shares from continuing operation and discontinued operation, respectively, as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents include the ordinary shares issuable upon the exercise of share options, unit purchase options and warrants using the treasury stock method, and conversion of redeemable convertible preferred share using the if-converted method. Potential dilutive securities are not included in the calculation of diluted loss per share from continuing operation and discontinued operation if the impact is anti-dilutive under continuing operation.

During the years ended December 31, 2023, 2024 and 2025, the Group has ordinary shares issuable upon the exercise of share options, unit purchase options, warrants and conversion of redeemable convertible preferred shares as potentially dilutive ordinary shares and are excluded from the calculation for the period, as their effects would be anti-dilutive.

cc. Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB7,486 and RMB 4,256 as of December 31, 2024 and 2025, respectively.

Concentration risks

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and accounts receivable. Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights over principal and interests in their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. Accounts receivable is typically unsecured and are derived from revenue earned from customers. The risk is mitigated by credit evaluations the Group performs on its ongoing credit evaluations of its customers’ financial conditions and ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within expectations.

As of December 31, 2024 and 2025, 99.82% and 62.98% of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC.

No customer that individually represents greater than 10% of the total revenue for the years ended December 31, 2023 and 2024. There are two customers (customers A and B) from workspace membership revenue segment individually represents 26.9% and 23.7% of total revenue for the year ended December 31, 2025.

There is one customer (customer B) individually represents greater than 10% of total accounts receivable as of December 31, 2024 and 2025. Its percentage to total accounts receivable is 85.5% and 94.8% as of December 31, 2024 and 2025, respectively.

No supplier that individually represents greater than 10% of the total cost of revenue (excluding impairment loss) for the years ended December 31, 2023, 2024 and 2025.

There are two suppliers individually represent greater than 10% of total accounts payable as of December 31, 2024. Their aggregated percentage to total accounts payable is 44.3% as of December 31, 2024. There are three suppliers individually represent greater than 10% of total accounts payable as of December 31, 2025. Their aggregated percentage to total accounts payable is 54.80% as of December 31, 2025.

dd. Segment reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The Group adopted ASU 2023-07 during the year ended December 31, 2024, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU did not have a material impact on the Group’s consolidated financial statements and related disclosures.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is the CEO. The Group has two operating segments identified including workspace membership and other services.

ee. Recent accounting pronouncements not yet adopted

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

In July 2025, the FASB issued ASU No.2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient in developing reasonable and supportable forecasts as part of estimating expected credit losses, that all entities may elect to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. The guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods prospectively. Early adoption is permitted. The Group did not adopt the update early and is evaluating the impact on its consolidated financial statements.

In December 2025, the FASB issued ASU No.2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides further guidance on accounting treatment for government grants. The guidance is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods either prospectively or retrospectively. Early adoption is permitted. The Group does not expect to adopt the update early and is evaluating the impact on its consolidated financial statements.

3. REVISION TO PRIOR PERIOD FINANCIAL STATEMENTS

In 2025, an internal investigation of the Group uncovered several fraudulent acts conducted by certain employees through fabricating the agency fees of the Group’s workspace membership business in specific workspace projects to earn kickback from the real estate agencies. The Group reported this matter to the public security authorities upon discovering the fraudulent acts. The public security authorities have taken compulsory measures against the implicated employees. The implicated employees, their family members and relevant agencies have returned a total of RMB8.7 million involved in the incident to the Group. Based on the information available to the Group, as of the issuance date of this annual report, the investigation has now entered its final stage. The Group does not expect to receive any further significant refunds or compensations related to the incident. The Group will continue to closely monitor and evaluate any future development of the legal proceedings in connection with the incident.

The Group assessed the impact of this incident on its consolidated financial statements in accordance with Staff Accounting Bulletin (“SAB”) 99, “Materiality”, and SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. For the years ended December 31, 2023 and 2024, there is an overstatement of agency fee included in sales and marketing expense, other income and accumulated deficit of the Group, and an understatement of the prepaid expenses and other current assets, net and net loss of the Group. The Group evaluated the materiality of the errors from qualitative and quantitative perspectives, individually and in aggregate, and concluded that the errors are not material to the consolidated financial statements for prior years, but is material to the current-period financial statements if corrected in current year. Management revised the consolidated balance sheets as of December 31, 2024, and the consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2023 and 2024.

The following table summarized the corrections made to the previously reported consolidated financial statements as of December 31, 2024 and for the years ended December 31, 2023 and 2024, which has retrospectively reflected the impact of discontinued operation as in Note 4.

The effects of adjustment for the error on the consolidated statements of balance sheets are as follows:

	As of December 31, 2024
	As previously reported	Adjustments	Adjusted
	RMB	RMB	RMB
Assets
Prepaid expenses and other current assets, net	20,055	8,597	28,652
Total current assets	145,413	8,597	154,010
Total assets	317,181	8,597	325,778

Shareholders’ Equity
Accumulated deficits	(4,610,099)	8,597	(4,601,502)
Total Ucommune International Ltd. Shareholders’ Equity	101,009	8,597	109,606
Total Equity	143,238	8,597	151,835
Tota Liability and Equity	317,181	8,597	325,778

The effects of adjustment for the error on the consolidated statements of operations are as follows:

	For the year ended December 31,
	2023			2024
	As previously reported	Adjustments	Adjusted	As previously reported	Adjustments	Adjusted
	RMB	RMB	RMB	RMB	RMB	RMB
Sales and marketing expenses	(8,826)	183	(8,643)	(3,540)	—	(3,540)
Loss from operations	(114,440)	183	(114,257)	(46,332)	—	(46,332)
Other income, net	9,124	(451)	8,673	2,459	(279)	2,180
Loss before income taxes and loss from equity method investments	(3,096)	(268)	(3,364)	(63,908)	(279)	(64,187)
Net loss from continuing operations	(10,582)	(268)	(10,850)	(70,760)	(279)	(71,039)
Net loss	(22,556)	(268)	(22,824)	(79,967)	(279)	(80,246)
Net loss attributable to Ucommune International Ltd. from continuing operations	(6,816)	(268)	(7,084)	(65,799)	(279)	(66,078)
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd. from continuing operations	(12.60)	(0.50)	(13.10)	(56.14)	(0.24)	(56.38)

The effects of adjustment for the error on the consolidated statements of comprehensive losses are as follows:

	For the year ended December 31,
	2023			2024
	As previously reported	Adjustments	Adjusted	As previously reported	Adjustments	Adjusted
	RMB	RMB	RMB	RMB	RMB	RMB
Net loss	(22,556)	(268)	(22,824)	(79,967)	(279)	(80,246)
Total Comprehensive loss	(24,104)	(268)	(24,372)	(72,581)	(279)	(72,860)
Comprehensive loss attributable to Ucommune International Ltd.’s shareholders	(6,407)	(268)	(6,675)	(61,818)	(279)	(62,097)

The effects of adjustment for the error on the consolidated statements of changes in Shareholders’ equity are as follows:

	Accumulated deficit
	As previously reported	Adjustments	Adjusted
	RMB	RMB	RMB
Balance as of December 31, 2022	(4,529,473)	9,144	(4,520,329)
Net loss	(4,864)	(268)	(5,132)
Balance as of December 31, 2023	(4,540,848)	8,876	(4,531,972)
Net loss	(69,251)	(279)	(69,530)
Balance as of December 31, 2024	(4,610,099)	8,597	(4,601,502)

4. DISCONTINUED OPERATION

a. Disposition of interior design and construction

On October 26, 2024, the Ucommune Venture VIE Agreements were terminated and by which time Ucommune Venture and its subsidiaries were deconsolidated, and certain businesses of the Group were disposed accordingly. (Note 1)

The disposal of interior design and construction business represented a strategic shift that had a major effect on the Group’s operations and financial results, and was accounted for as discontinued operation. Accordingly, assets, liabilities, results of operations, and cash flows related to interior design and construction business have been reflected in the consolidated financial statements as discontinued operation for all periods presented.

Interior design and construction business results of operations for the year ended December 31, 2023 and for the period from January 1, 2024 to October 26, 2024, shown in the table below, are included in the consolidated statement of operations as “net loss from discontinued operations” for those respective periods, after intercompany eliminations, as applicable.

	For the year ended December 31, 2023	For the period from January 1 to October 26, 2024
	RMB	RMB
Net revenue	70,417	37,034
Cost of revenue	(70,035)	(38,145)
Sales and marketing expenses	(228)	—
General and administrative expenses	(15,927)	1,899
(Loss)/Income from operations of discontinued operations	(15,773)	788
Interest expense, net	(556)	(876)
Subsidy income	107	—
Loss on disposal of subsidiaries	—	(4,408)
Other expense, net	(162)	—
Loss before income taxes and loss from equity method investments	(16,384)	(4,496)
Income tax benefits	1,333	—
Loss from discontinued operation, net of tax	(15,051)	(4,496)

The condensed cash flows of interior design and construction business were as follows for the year ended December 31, 2023 and for the period from January 1, 2024 to October 26, 2024 are included in the consolidated statements of cash flows of the Group as cash flow from discontinued operation:

	For the years ended December 31, 2023	For the period from January 1 to October 26, 2024
	RMB	RMB
Net cash provided by/(used in) operating activities	2,479	(3,640)
Net cash used in investing activities	(154)	(169)
Net cash (used in)/provided by financing activities	(7,541)	7,298

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

Revenue recognition

Interior design and construction revenue

The Group provides interior design service to customers for agreed location as the single performance obligation and recognizes interior design revenue over time upon the achievement of milestones, which represents the design stages agreed in the contract. The Group provides construction service as the single performance obligation and recognizes revenue using a cost-based input method that recognizes revenue as work is performed based on the relationship between actual costs incurred compared to the total estimated cost of the contract, to determine the Group’s progress towards contract completion and to calculate the corresponding amount of revenue to recognize. The Group has the right and ability to direct which sub-contractors or third-party designers to provide construction or design work for the customers, and the Group is the primary obligator and bearing the service risk of the interior design and construction services. So, the Group is identified as a principal.

b. Disposition of marketing and branding services

On July 21, 2025, Xinjiang Xinyouzhong Marketing Co., Ltd. (“Xinjiang Xinyouzhong”), an indirectly wholly-owned subsidiary of the Company, entered into an equity transfer agreement (the “Agreement”) with Singularity Digital Marketing (Guangzhou) Co., Ltd. (“Singularity Digital”), a related party controlled by Mr. Zhenfei Wu, Chief Marketing Officer of the Group. Pursuant to the Agreement, Xinjiang Xinyouzhong sold all of Xinjiang Xinyouzhong’s 51% equity interest in Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd. (“Shengguang Zhongshuo”) to Singularity Digital for an aggregate consideration of RMB16,000.

RMB 1,726 disposal loss was recognized for the disposal in gain/(loss) on disposal of subsidiaries for the year ended December 31, 2025. After this disposal, the Group did not have any remaining investment and did not retain significant continuing involvement in Shengguang Zhongshuo. And Shengguang Zhongshuo became a related party of the Group during the period from this disposal till January 15, 2026, the date which Mr. Zhenfei Wu resigned from the Group. This disposal also represented that the Group completely exited from all marketing and branding services operations.

The disposal of marketing and branding services business represented a strategic shift that had a major effect on the Group’s operations and financial results, and was accounted for as discontinued operation. Accordingly, assets, liabilities, results of operations, and cash flows related to marketing and branding business have been reflected in the consolidated financial statements as discontinued operation for all periods presented.

The assets and liabilities are included in the captions “Current assets of discontinued operations”, “Non-current assets of discontinued operations” and “Current liabilities of discontinued operations”, in the consolidated balance sheets as of December 31, 2024 consist of the following:

As of December 31,
2024
RMB
Cash and cash equivalents	65,249
Accounts receivable, net of allowance of RMB 3,390 as of December 31, 2024	10,192
Prepaid expenses and other current assets, net	3,495
Amounts due from related parties, current	8,508
Property and equipment, net	460
Total assets of discontinued operations	87,904

Balance sheet classification:
Current assets of discontinued operations	87,444
Non-current assets of discontinued operations	460
Total assets of discontinued operations	87,904

Accounts payable	10,464
Accrued expenses and other current liabilities	12,431
Contract liabilities	1,458
Total liabilities of discontinued operations	24,353

Balance sheet classification:
Current liabilities of discontinued operations	24,353
Total liabilities of discontinued operations	24,353

Marketing and branding services business results of operations for the years ended December 31, 2023, 2024 and for the period from January 1, 2025 to July 21, 2025, shown in the table below, are included in the consolidated statement of operations as “net loss from discontinued operations” for those respective periods, after intercompany eliminations, as applicable.

	For the years ended December 31,		For the period from January 1 to July 21,
	2023	2024	2025
	RMB	RMB	RMB
Net revenue	237,373	97,411	53,956
Cost of revenue	(223,861)	(95,480)	(53,757)
Sales and marketing expenses	(4,747)	(691)	(466)
General and administrative expenses	(8,073)	(7,053)	(2,798)
Income/(Loss) from operations of discontinued operations	692	(5,813)	(3,065)
Interest income, net	800	934	355
Subsidy income	710	—	—
Other income, net	142	168	29
Income/(Loss) before income taxes and loss from equity method investments	2,344	(4,711)	(2,681)
Income tax benefits	733	—	—
Income/(Loss) from discontinued operation, net of tax	3,077	(4,711)	(2,681)

The condensed cash flows of marketing and branding services business were as follows for the years ended December 31, 2023, 2024 and for the period from January 1, 2025 to July 21, 2025, are included in the consolidated statements of cash flows of the Group as cash flow from discontinued operation:

	For the years ended December 31,		For the period from January 1 to July 21,
	2023	2024	2025
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	20,699	29,018	(10,128)
Net cash provided by/(used in) investing activities	7,720	(641)	—
Net cash used in financing activities	(790)	(98)	—

The significant accounting policy of discontinued operation, except those disclosed in Note 2 are summarized as below.

Revenue recognition

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

5. BUSINESS COMBINATION

During the year ended December 31, 2025, the Group made an insignificant business acquisition from one of its related parties. The consideration of the business acquisitions was nil and the acquired had a net liability. The Group recorded the impact of acquiring net liability as a reduction to the additional paid-in capital. The results of operations for the acquired entity has been included in the Group’s consolidated financial statements from the acquisition date.

6. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Account receivable	15,741	16,078
Less: Allowance for credit losses	(4,413)	(6,271)
Total	11,328	9,807

The following table provide a summary of changes of the allowance for credit loss for the years ended December 31, 2024 and 2025:

	December 31,
	2024	2025
	RMB	RMB
Balance at beginning of period	28,863	4,413
Amounts charged to expenses	1,112	274
Amounts written off*	(1,374)	(378)
Disposal of subsidiaries	(24,188)	(5)
Acquisition	—	1,967
Balance at end of period	4,413	6,271

*	It represents the credit loss written off due to the deregistration of the counter party.

As of December 31, 2024 and 2025, all accounts receivable was due from third party customers. Provision for credit losses for the years ended December 31, 2023, 2024 and 2025 were RMB9,778, RMB1,112 and RMB274, respectively. There is no recovery collected for the year ended December 31, 2023, 2024 and 2025.

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Advances to suppliers(i)	3,782	3,911
Prepaid VAT	12,416	11,273
Rental and other short-term deposits	1,701	719
Staff advances	1,276	383
Prepaid consulting expenses	35	208
Prepaid short-term rent	1,052	465
Receivables from third-party payment platform	7	8
Others(ii)	16,500	5,938
Total	36,769	22,905
Less: Provision for credit losses	(8,117)	(6,175)
Total	28,652	16,730

Notes:

(i)	Advances to suppliers mainly includes prepaid operation expenses.

(ii)	Others mainly includes the loans provided to third parties and the non-trade receivables from third parties.

The following table provide a summary of changes of the provision for credit loss for the years ended December 31, 2024 and 2025:

	December 31,
	2024	2025
	RMB	RMB
Balance at beginning of period	25,360	8,117
Amounts reversed	(4,824)	(1,942)
Amounts written off*	(1,963)	—
Disposal of subsidiaries	(10,456)	—
Balance at end of period	8,117	6,175

*	It represents the credit loss written off due to the deregistration of the counter party.

Provision for credit losses for prepayment and other current assets for the year ended December 31, 2023 was RMB6,293, and reversal for credit losses for prepayment and other current assets for the year ended December 31, 2024 and 2025 were RMB4,824 and RMB 1,942, respectively. There is no recovery collected for the year ended December 31, 2023, 2024 and 2025.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Buildings	54,200	44,270
Leasehold improvement	21,162	16,504
Office equipment	1,144	1,073
Furniture	529	400
Total cost of property and equipment	77,035	62,247
Less: Accumulated depreciation	(10,882)	(7,333)
Less: Impairment	(6,709)	(6,845)
Total	59,444	48,069

Depreciation expenses for the years ended December 31, 2023, 2024 and 2025 were RMB16,400, RMB9,196 and RMB3,220, respectively.

Impairment loss for the years ended December 31, 2023, 2024 and 2025 were RMB774, RMB17 and 136, respectively.

Loss on disposal for the years ended December 31, 2023, 2024 and 2025 were RMB14,146, RMB2,558, and nil, respectively.

As of December 31, 2025, the Group had no significant outstanding capital commitments.

9. LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Equity method investments:
Other equity method investments(a)	686	—
Less: impairment loss on equity method investments	(686)	—

Equity securities without readily determinable fair values investments:
Hangzhou Renjunxing Technology Co., Ltd (Renjunxing)(b)	18,681	18,681
Other equity securities without readily determinable fair values investments	200	200
Total	18,881	18,881

Notes:

(a)	The Group invested RMB686 in Ucommune N.Y. Corp. (Delaware) on March 20, 2017, holding a 35% share. The Group fully impaired this investment in 2019. Ucommune N.Y. Corp. (Delaware) was deregistered on January 3, 2025.

(b)	In June 2023, the Group acquired 0.8974% of equity interest of Renjunxing through nonmonetary transactions with Renjunxing, a game Company, in exchange of the Group’s creditor’s right of prepaid rental expense receivables due to early termination of two leases of which carrying value is RMB18,681. The cost of equity interest acquired in exchange is initially measured at the fair value of the creditor’s right that the Group surrendered to obtain the equity interest which is equal to RMB18,681. As the Group does not have the ability to exercise significant influence over the investee, the investment was accounted for by using equity securities without readily determinable fair value.

10. LEASE

From the Perspective of Lessee

The Group leases real estate for terms between 2 to 20 years from real estate companies. The Group generally does not have options to extend or terminate leases, as the renewal or termination of relevant lease is on negotiation basis. Lease commences when the landlords make the space available for the Group to use.

The Group sub-leased the leased premises to provide various lease solutions. All of the Group’s leases are operating leases under ASC 842.

Supplemental balance sheet information related to the leases were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
ROU assets	89,832	72,733
Operating lease liabilities – current	(7,984)	(1,204)
Operating lease liabilities – non-current	(20,977)	(13,389)
Weighted average remaining lease terms	10.72year	11.41year
Weighted average incremental borrowing rate	10.47%	9.67%

The components of lease expenses for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease expenses for variable payments	7,382	—	—
Operating lease expenses for fixed payments	57,195	27,903	8,548
Short-term lease expenses	10,527	7,592	7,704
Total	75,104	35,495	16,252

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	37,904	5,982	2,130

Supplemental noncash information:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease liabilities arising from obtaining ROU assets	12,980	—	14,578
ROU assets disposed as reduction of operating lease liabilities due to lease termination	140,507	32,375	390

The future lease payments were as follows:

As of December 31, 2025
RMB
2026	1,136
2027	1,699
2028	1,729
2029	1,746
2030	1,796
Thereafter	8,683
Total lease payments	16,789
Less: imputed interest	(2,196)
Total lease liabilities	14,593

11. FAIR VALUE MEASUREMENT

Measured at fair value on a non-recurring basis

The Group measures ROU assets, property and equipment and other long-lived assets on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The fair value is determined using income approach – discounted cash flow model with significant unobservable inputs (Level 3 inputs), primarily the management projection of future cash flow and the discount rate. The Group recorded RMB2,510, RMB950 and RMB2,812 impairment losses on its ROU assets, RMB774, RMB17 and RMB136 impairment losses on property and equipment for the years ended December 31, 2023, 2024 and 2025, respectively.

There is no transfer between different levels during the years ended December 31, 2023, 2024 and 2025.

Measured at fair value on a recurring basis

The Group measures warrant liabilities and forward sale contract liability on a recurring basis. The fair value is determined using models with significant unobservable inputs (Level 3 inputs).

The following table presents the fair value hierarchy for the Group’s liabilities that are measured and recorded at fair value as of December 31, 2024 and 2025:

	As of December 31, 2025
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at fair value
	RMB	RMB	RMB	RMB
Warrant liabilities	—	—	1	1
Forward sale contract liability	—	—	16,813	16,813

	As of December 31, 2024
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at fair value
	RMB	RMB	RMB	RMB
Warrant liabilities	—	—	467	467

The Group adopted Black Scholes model to assess the warrant’s fair value. The valuation involves complex and subjective judgements as well as the Group’s best estimates on the valuation date. Key inputs related to the Black Scholes model for the valuation of the fair value of warrants are as follows:

	For the years ended December 31,
	2024		2025
Risk-free interest rate		4.26%		3.49%
Volatility		52.71%		31.53%
Dividend yield		—		—
Life of warrants (in years)		4.07		3.07
Fair value of underlying ordinary shares	US$	1.18	US$	0.63

The Group adopted Monte Carlo model using a Longstaff Schwartz algorithm to assess the forward sale contract’s fair value. The valuation involves complex and subjective judgements as well as the Group’s best estimates on the valuation date. Key inputs related to the model for the valuation of the fair value of the forward sale contract are as follows:

	For the year ended December 31, 2025
Risk-free interest rate		3.59% – 3.67%
Volatility		64.61%
Dividend yield		—
Life of forward sale contract (in years)		0.14
Fair value of underlying ordinary shares	US$	0.79

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Penalty payable(i)	8,620	6,820
Refundable deposits from members, current	4,044	2,086
Accrued payroll	2,442	2,538
VAT payable	209	265
Other taxes payable	876	512
Third-party loans(ii)	330	735
Amounts reimbursable to employees	123	118
Others	3,717	5,015
Total	20,361	18,089

Notes:

(i)	This item represents penalty for early termination of lease, overdue rent and legal proceedings.

(ii)	This item represents loans borrowed from third-party individuals with annual interest rate from 0% to 24%.

13. COST OF REVENUE (EXCLUDING IMPAIRMENT LOSS)

Cost of revenue (excluding impairment loss) consisted of the following:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Lease expenses	69,053	35,065	14,831
Employee compensation and benefits	19,555	6,444	3,864
Depreciation and amortization	16,327	9,621	910
Construction and design costs	1,003	1,005	—
Other operating costs(i)	54,950	26,878	7,261
Total	160,888	79,013	26,866

Notes:

(i)	Including utilities, maintenance, daily cleaning and others.

14. INCOME TAXES

Cayman Islands & BVI

The Company and Ucommune Group are tax-exempted companies incorporated in the Cayman Islands. A subsidiary, Ucommune International Limited, is incorporated in BVI. The foregoing companies are not subject to income tax.

United States (“U.S.”)

Melo Inc. and Ucommune N.Y. Corp. are incorporated in the U.S. and are subject to the U.S. federal income taxes. According to U.S. tax reform, a flat corporate income tax rate of 21% is effective beginning in 2018. Ucommune N.Y. Corp. was disposed of during 2025.

Hong Kong

Ucommune HK and Melo Hongkong Limited were established in Hong Kong and are subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2,000 Hong Kong dollars of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable profit for the years ended December 31, 2023, 2024 and 2025.

Singapore

Ucommune Technology Pte. Ltd. was established in Singapore and is subject to Singapore corporate income taxes at the rate of 17% for the years ended December 31, 2023, 2024 and 2025. Ucommune Technology Pte. Ltd. was disposed of during 2025.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2023, 2024 and 2025, some PRC subsidiaries are qualified small and low-profit enterprises as defined, and thus they are eligible for the above preferential tax rates for small and low-profit enterprises.

The income tax provision consists of the following components:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax expense
PRC	8,281	7,395	93
U.S.	—	(1,026)	—
Total current income tax expense	8,281	6,369	93
Deferred income tax expense	—	—	—
Total income tax expense
PRC	8,281	7,395	93
U.S.	—	(1,026)	—
Total	8,281	6,369	93

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets:
Allowance for credit losses	1,242	1,509
Impairment loss on long-lived assets and long-term prepaid expenses	18,601	17,978
Impairment loss on long-term investments	1,036	—
Accrued liabilities	2,155	1,705
Deductible temporary difference related to advertising expenses	2	6
Net operating loss carrying forwards	23,967	15,565
Total deferred tax assets	47,003	36,763
Less: valuation allowance	(47,003)	(36,763)
Deferred tax assets, net	—	—

Net change in the valuation allowance of deferred tax assets are summarized as follows:

RMB
Net change of valuation allowance of deferred tax assets
Balance as of December 31, 2023	399,929
Additions-change to tax expense	79,368
NOL Reductions / expirations	(432,294)
Balance as of December 31, 2024	47,003
Additions-change to tax expense	1,536
Decrease-change to tax expense	(3,274)
Addition due to acquisition	1,501
NOL Reductions / expirations	(10,003)
Balance as of December 31, 2025	36,763

The aggregate NOLs as of December 31, 2025 was RMB147,604 deriving from entities in the PRC, Hong Kong and U.S. The aggregate NOLs as of December 31 2024 was RMB195,272 deriving from entities in the PRC, Hong Kong, Singapore and U.S.

As of December 31, 2025 and 2024, the certain entities of the Company had PRC net operating tax loss carry forwards of RMB119,694 and RMB132,974, respectively. As of December 31, 2025 and 2024, the certain entities of the Company had Hong Kong net operating tax loss carry forwards of RMB26,022 and RMB57,157, respectively. As of December 31, 2025 and 2024, the certain entities of the Company had Singapore net operating tax loss carry forwards of nil and RMB3,253, respectively. As of December 31, 2025 and 2024, the certain entities of the Company had U.S. net operating tax loss carry forwards of RMB1,888 and RMB1,888, respectively. The cumulative net operating loss in the PRC can be carried forward for five years, to offset future net profits for income tax purposes. The NOLs in PRC will start to expire from in 2026 through 2030 if they are not used. The tax losses in Hong Kong, Singapore and U.S. can be carried forward without an expiration date.

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Group may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary basis. There were valuation allowance of RMB47,003 and RMB36,763 as of December 31, 2024 and 2025, respectively, in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

As a result of the Tax Act, the Company has evaluated whether it has an additional tax liability from the Global Intangible Low Taxed Income (“GILTI”) inclusion on current earnings and profits of its foreign controlled corporations. The law also provides that corporate taxpayers may benefit from a 50% reduction in the GILTI inclusion, which effectively reduces the tax rate on the foreign income to 10.5%. The GILTI inclusion further provides for a foreign tax credit in connection with the foreign taxes paid. As of December 31, 2025 and 2024, the Company does not have any aggregated positive tested income; and as such, did not record a liability for GILTI tax.

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

The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2023, 2024 and 2025. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

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

Therefore, the Group is subject to examination by the PRC tax authorities based on the above.

The components of (loss) profit before income taxes are summarized as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
PRC	(29,001)	(115,268)	(24,830)
Cayman Islands	(13,416)	30,210	(84,015)
BVI	49,082	5,380	41,154
Hong Kong	(8,657)	16,655	31,212
Singapore	(1,372)	(1,164)	—
Total	(3,364)	(64,187)	(36,479)

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	For the years ended December 31,
	2023	2024
	RMB	RMB
Loss before provision for income taxes and before loss from equity method investments	(3,364)	(64,187)
Income tax benefit computed at an applicable tax rate of 25%	(841)	(16,047)
Non-deductible expenses related to share-based compensation	6,431	2,833
Non-deductible expenses on debt waive for the dissolved HK subsidiaries	18,868	—
Non-taxable gain related to disposal gain on subsidiaries	(28,198)	—
Non-taxable gain on dissolution of HK subsidiaries	(23,071)	—
Effect of other non-deductible items	5,136	403
Effect of preferential tax rate	(30,497)	2,328
Effect of income tax rate difference in other jurisdictions	(2,054)	(11,594)
Effect of change in tax rate	18,907	—
Prior year true up	(41,372)	(50,922)
Change in valuation allowance	84,972	79,368
Total	8,281	6,369

	For the years ended December 31, 2025
	RMB	%
Loss before income tax	(36,479)	100.0%
PRC statutory income tax rate	25%	25%
Computed income tax benefit with PRC statutory income tax rate	(9,120)	25.0%
Domestic tax effects
Preferential tax rate	2,085	(5.7)%
Non-deductible expenses related to share-based compensation	751	(2.1)%
Other non-deductible expenses	30	(0.1)%
Changes in valuation allowance	(6,076)	16.7%
Expired NOL	1,148	(3.1)%
NOL decrease due to disposal of subsidiaries	7,289	(20)%
NOL increase due to acquisition	(1,501)	4.1%
Foreign tax effects
Hong Kong
- Statutory tax rate difference between Hong Kong and PRC	(2,653)	7.3%
- Changes in valuation allowances	(2,575)	7.1%
Singapore
- Changes in valuation allowances	(553)	1.5%
- NOL decrease due to disposal of subsidiaries	553	(1.5)%
Cayman Islands
- Statutory tax rate difference between Cayman Islands and PRC	21,004	(57.7)%
BVI
- Statutory tax rate difference between BVI and PRC	(10,289)	28.2%
U.S.
- Changes in valuation allowances	(1,036)	2.8%
- NOL decrease due to disposal of subsidiaries	1,036	(2.8)%
Effective tax rate	93	(0.3)%

The comparative period of the years ended December 31, 2024 and 2023 have not been restated and follows the prior disclosure requirements in ASC 740, while the current period of the year ended December 31, 2025 reflects the new disclosures requirement under ASU 2023-09. The effect of different tax rates in other jurisdictions is now included in foreign tax effects, and the changes in valuation allowance is now separated in domestic tax effects and foreign tax effects as there are a valuation allowances in PRC, Hong Kong, Singapore and U.S.

Income taxes paid by jurisdiction are as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
PRC	58	—	93
Total	58	—	93

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

15. REDEEMABLE CONVERTIBLE PREFERRED SHARES AND DETACHABLE FORWARD SALE CONTRACT LIABILITY

On December 23, 2025, the Company entered into a securities purchase agreement (the “Preferred Securities Purchase Agreement”) with JAK COWORK II LLC (the “Buyer” or the “Holder”), pursuant to which the Company has agreed to issue and sell to the Buyer up to 5,000 Series A Convertible Preferred Shares (the “Preferred Shares”) at the purchase price of US$1,000.00 for each Preferred Share (the “Preferred Shares Issuance”). The Preferred Shares Issuance is structured in two tranches and the closing of each tranche under the Preferred Securities Purchase Agreement is conditioned upon customary closing conditions and, in the case of the second closing, approval by the Company’s shareholders of an increase to the Company’s share capital and authorization for a share consolidation of the Company’s Class A Ordinary Shares. In the event that the second closing shall not have occurred within one hundred and twenty (120) days of the first closing date, then each party shall have the right to terminate its obligations under this agreement solely with respect to the second closing and the second closing at any time on or after the close of business on such date.

In connection with the execution of the Preferred Securities Purchase Agreement, the Company adopted a Certificate of Designations (the “Certificate of Designations”) of Preferred Shares, par value US$0.024 per share, creating the Preferred Shares and providing for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of the Preferred Shares, which has become effective upon such adoption.

On December 23, 2025, the closing of the first tranche of the Preferred Shares Issuance occurred and the Company issued 2,750 Preferred Shares to the Buyer at the purchase price of US$1,000.00 per Preferred Share at a total consideration of RMB 19,394 (US$ 2,750).

On February 12, 2026, the closing of the second tranche of the Preferred Shares Issuance occurred and the Company issued 2,250 Preferred Shares to the Buyer at the purchase price of US$1,000.00 per Preferred Share at a total consideration of RMB 15,628 (US$ 2,250).

The Group has classified the Preferred Shares in the mezzanine equity of the consolidated balance sheets as they are contingently redeemable at the option of the holders. Each issuance of preferred shares is recognized at the respective fair value at the issuance date.

The Group recognizes changes in the redemption value immediately as Bankruptcy Triggering Event as defined below occurs and adjusts the carrying amount of the redeemable preferred shares to equal the redemption value at the end of each reporting period as if it was the redemption date for the redeemable equity. As of December 31, 2025, it was not probable that the Preferred Shares will become redeemable. Therefore, the Group did not make accretion adjustment to the carrying value of the Preferred Shares.

The arrangement for the second tranche of 2,250 Preferred Shares to the Buyer at the purchase price of US$1,000.00 per Preferred Share at a future date was accounted for as forward sale contract at fair value, separately from the issued redeemable convertible preferred shares, in accordance with ASC 480 — Distinguishing Liabilities from Equities.

The forward sale contract liability is measured at fair value initially and remeasured at each reporting date as well as the date of issuance of new preferred shares according to the agreement, with changes in fair value recorded in the consolidated statement of operations. Fair value change from the issuance date to December 31, 2025 is nil as the fair value is approximately the same.

The issuance cost for the sales of preferred shares equity is allocated between the redeemable convertible preferred share and the forward sale contract liability in proportion according to the issuance date fair value. Issuance cost allocated to redeemable convertible preferred shares was recorded as a deduction against the mezzanine equity in the consolidated balance sheet. The issuance costs for the first closing of Series A redeemable convertible preferred shares are RMB 1,284. Issuance cost allocated to forward sale contract liability of RMB 1,117 is recorded as general and administrative expense in the consolidated statement of operations. A portion of the issuance costs is deferred for the future closing of the forward sale contract and recorded as deferred offering costs included in prepaid expenses and other current assts on the consolidated balance sheet as of December 31, 2025.

The movement of the Preferred Shares is set out as below

	Series A Convertible Preferred Shares
	Shares	Amount
		RMB
Balance as of December 31, 2024	—	—
Issuance of the Preferred Shares	2,750	1,241
Accrual of redeemable convertible preferred shares dividends	—	25
Foreign exchange impact	—	(4)
Balance as of December 31, 2025	2,750	1,262

Key terms of the Preferred Shares

Conversion

The holders of preferred shares have the right to convert any or all of their holdings of preferred shares into Class A Ordinary Shares at a conversion price (the “Conversion Price”) equal to the lower of (x) the fixed conversion price (initially US$0.7454 per share, subject to reset every three months based on the then-current market price of the Class A Ordinary Shares over a specified measurement period) and (y) 85% of the market price of the Class A Ordinary Shares over a specified measurement period. In no event will the conversion price be less than the floor price (initially US$0.149 per share, subject to periodic downward resets as specified in the Certificate of Designations). Notwithstanding the foregoing, except as the Company may consent to in writing, prior to May 15, 2026, the Company shall not issue Class A Ordinary Shares at a conversion price below US$1.00 per share.

Redemption rights

Upon the occurrence of a Bankruptcy Triggering Event (including nine circumstances such as the Company fails to pay, or states that it is unable to pay, or is unable to pay, its debts generally as they become due etc.), the Company shall immediately redeem the applicable Preferred Shares in cash for the Bankruptcy Triggering Event Redemption Price (as defined below).

Bankruptcy Triggering Event Redemption Price means a price equal to the greater of (A) 125% of the product of the Conversion Base Amount (as defined below) to be redeemed and (B) the product of the Conversion Rate (as defined below) with respect to the Conversion Base Amount in effect at the time of the applicable Bankruptcy Triggering Event multiplied by 125% of the greatest Closing Sale Price of the Class A Ordinary Shares on any Trading Day (as defined below) during the period commencing on the date immediately preceding such Bankruptcy Triggering Event and ending on the date the Company makes the entire payment required to be made.

Conversion Base Amount means the sum of (1) $1,000 per share and the aggregate amount of any paid-in-kind dividends thereof plus (2) all accrued and unpaid dividends thereon as of such date of determination plus (3) any other amounts owed to the Holder.

Conversion Rate means the number of the Company’s Class A Ordinary Shares issuable upon conversion of any Series A Preferred Share determined by dividing (x) 125% of the Conversion Base Amount of such Series A Preferred Share by (y) the Conversion Price.

At any time, the Company shall have the right to redeem all, or any part pro rata based on the number of the Preferred Shares then held by the Holders, of the Preferred Shares then outstanding on the Company optional redemption date.

Voting rights

Holders of the Preferred Shares shall have no voting rights, except as required by law (including without limitation, the Companies Act) and as expressly provided in the Certificate of Designations.

Liquidation preference

In the event of a liquidation event, the Holders shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its shareholders (the “Liquidation Funds”), before any amount shall be paid to the holders of any shares other than the Preferred Shares, an amount per Preferred Share equal the greater of (A) 125% of the Conversion Base Amount of such Preferred Share on the date of such payment and (B) the amount per share such Holder would receive if such Holder converted such Preferred Share into Class A Ordinary Shares immediately prior to the date of such payment, provided that if the Liquidation Funds are insufficient to pay the full amount due to the Holders, then each Holder shall receive a percentage of the Liquidation Funds equal to the full amount of Liquidation Funds payable to such Holder as a liquidation preference, in accordance with their respective certificate of designations (or equivalent), as a percentage of the full amount of Liquidation Funds payable to all holders of Preferred Shares. All the preferential amounts to be paid to the Holders shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Company to the holders of shares of any shares other than the Preferred Shares in connection with a liquidation event.

Dividends

From and after the first date of issuance of any Preferred Shares, dividends on the Preferred Shares shall commence accruing at the dividend rate (6% per annum) and shall be payable semi-annually with the first dividend date being July 1, 2026. Dividends shall be payable on each dividend date, by increasing the stated value of each such Preferred Share, on a dollar-for-dollar basis, by such aggregate amount of dividends payable on such dividend date.

Prior to the payment of dividends on a dividend date, dividends on the Preferred Shares shall accrue at the dividend rate and be payable by way of inclusion of the dividends in the Conversion Base Amount on each conversion date or upon any redemption or any payment upon any Bankruptcy Triggering Event or in connection with any Triggering Event. In the event that such Triggering Event is subsequently cured (and no other Triggering Event then exists), the adjustment referred to in the preceding sentence shall cease to be effective as of the calendar day immediately following the date of such cure.

Additional dividends may be declared by the Board on the Preferred Shares, from time to time, in its sole and absolute discretion. No such dividend was declared during the years ended December 31, 2025.

16. SHAREHOLDER’S EQUITY

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

By the end of December 31, 2025, the Company was authorized to issue 2,170,000 Class A ordinary shares held by the Company itself reserved for future issuance under the 2020 Share Incentive Plan.

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

Warrants

As of December 31, 2025, there were 10,352,236 warrants outstanding (including Prior Warrants, New Warrants) to purchase up to an aggregate of 33,399 Class A ordinary shares at exercise prices, which consist of 4,673,225 warrants (including public warrants and private warrants, collectively referred to as the “Prior Warrants”) outstanding before the SPAC Transaction to purchase 9,736 Class A ordinary shares, 5,679,011 warrants issued upon the closing of the Underwritten Public Offering on February 2, 2021 (the “New Warrants”) to purchase 23,663 Class A ordinary shares.

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

The new Warrants are classified as a liability and the fair value allocated to the new Warrants was nil and nil as of December 31, 2024 and 2025, respectively. The warrants liability will be re-measured at each reporting period until the warrants are exercised or expire and any changes will be recognized in the statement of operations. No warrants were exercised as of December 31, 2025.

17. CONVERTIBLE BOND AND DETACHABLE WARRANTS

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

As of December 31, 2025, there are outstanding JAK Warrants to purchase an aggregate of 3,894,660 Class A ordinary shares.

No fractional shares will be issued upon exercise of the new warrant. No new warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the new warrants and a current prospectus relating to such shares of common stock.

The JAK Warrants are classified as a liability. The Company uses the binomial lattice model to value JAK Warrants and the fair value allocated to the JAK Warrants at the date of issuance was RMB11,020. The warrants liability will be re-measured at each reporting period until the warrants are exercised or expire and any changes will be recognized in the consolidated statement of operations. The fair value change gain of the warrant liability was RMB9,099, RMB4,949 and RMB463 for the year ended December 31, 2023, 2024 and 2025, respectively.

Subsequently on February 10, 2026, the Group signed a supplemental agreement with the Purchaser to exchange the JAK Warrants into the Company’s Series A convertible preferred shares without redemption right as those discussed in Note 15.

18. EMPLOYEE DEFINED CONTRIBUTION

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB9,338, RMB6,053 and RMB2,851 for years ended December 31, 2023, 2024 and 2025, respectively.

19. SHARE-BASED COMPENSATION

The following paragraphs are presented on a retroactive basis to reflect the Company’s share consolidation on November 29, 2023.

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

On September 1, 2020, the vesting schedule of the award options for certain employees and non-employees has been changed from “50% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO; 30% of the options shall vest and become exercisable on the first anniversary date of the Company’s IPO; 20% of the options shall vest and become exercisable on the second anniversary date of the Company’s IPO”(Type 3) to “100% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO”(Type 1).

2020 Plan

In connection with the SPAC Transaction, the Company adopted the 2020 Plan on November 17, 2020 (the “Replacement Date”), which is also the effective date of the SAPC Transaction to assume and replace the 2019 Plan. The Company rolled over options granted under the 2019 Plan with nearly the same terms. One option granted under the 2019 Plan was assumed and replaced by 0.4783 option under the 2020 Plan and the exercise price of the options was increased from US$0.024 per share to US$0.05018 (0.024 divided by 0.4783) per share. The 2020 Plan provides for the issuance of up to an aggregate of 29,953 of Class A ordinary shares. On August 19, 2022, the Company adopted a second amendment to the 2020 Plan to increase the maximum aggregate number of shares that may be issued thereunder by 41,667 Class A ordinary shares from 29,953 Class A ordinary shares to 71,620 Class A ordinary shares. On December 15, 2023, the Company adopted a third amendment to the 2020 Plan to increase the maximum aggregate number of shares that may be issued thereunder by 1,000,000 Class A ordinary shares from 71,620 Class A ordinary shares to 1,071,620 Class A ordinary shares. On February 20, 2024, the Company adopted a fourth amendment to the 2020 Plan to increase the maximum aggregate number of shares that may be issued thereunder by 3,000,000 Class A ordinary shares from 1,071,620 Class A ordinary shares to 4,071,620 Class A ordinary shares. On August 7, 2025, the Company adopted a fifth amendment to the 2020 Plan to increase the maximum aggregate number of shares that may be issued thereunder by 2,000,000 Class A ordinary shares from 4,071,620 Class A ordinary shares to 6,071,620 Class A ordinary shares. 100% of the share options shall vest and become exercisable upon the date of grant.

The fair value of option granted was estimated on the date of grant using the binominal option- pricing model with the following assumptions used for grants during the applicable periods:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Risk-free interest rate	3.54%	3.85% - 4.49%	4.02% - 4.16%
Volatility	102.39%	50.78% - 51.43%	35.92% - 38.43%
Dividend yield	—	—	—
Life of options (in years)	10	10	10
Fair value of underlying ordinary shares	54.21	8.84 - 28.26	6.75 - 7.26

(1)	Risk-free interest rate

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

A summary of options activities during the years ended December 31, 2024 and 2025 is presented below:

	Number of options	Weighted average exercise price USD	Weighted average grant date fair value RMB	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at December 31, 2023	43,366	0.0504	5,289.26	7.45	1,116
Granted	1,900,000	0.00021	17.37
Exercised	(1,387,682)	0.00021	20.01
Forfeited	(3,598)	0.00441	684.41
Options outstanding at December 31, 2024	552,086	0.00132	419.51	9.59	4,652
Granted	2,170,000	0.00021	7.06
Exercised	(2,412,083)	0.00021	9.00
Forfeited	(42,701)	0.00051	58.53
Options outstanding at December 31, 2025	267,302	0.00206	704.90	9.31	1,183
Options vested as of December 31, 2025	267,302	0.00206	704.90	9.31	1,183

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of US$0.63 of the Company’s ordinary share on December 31, 2025.

The fair values of the options granted for the years ended December 31, 2024 and 2025 are as follows:

	For the years ended December 31,
	2024	2025
	RMB	RMB
Weighted average grant date fair value of option per share	17.37	7.06
Aggregate grant date fair value of options	33,009	15,318

As of December 31, 2025, there was no unrecognized compensation cost related to unvested share options.

Total share-based compensation expense of the above-mentioned incentive plan for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cost of revenue	887	(4,119)	1,010
Selling and marketing	1,572	—	—
General and administrative	23,263	15,452	14,012
Total share-based compensation expense	25,722	11,333	15,022

20. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the year presented were calculated as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net income/(loss) attributable to shareholders from discontinued operations	1,952	(3,452)	(1,367)
Denominator:
Weighted average ordinary shares used in computing basic and diluted income/(loss) per share(i) (ii)	540,836	1,172,103	2,697,970
Basic and diluted net income/(loss) per share of discontinued operations(i) (ii)	3.61	(2.95)	(0.51)

Numerator:
Net loss attributable to Ucommune International Ltd.’s shareholders from continuing operations	(7,084)	(66,078)	(36,475)
Less: Redeemable convertible preferred shares dividends	—	—	25
Net loss attributable to Ucommune International Ltd.’s common shareholders from continuing operations	(7,084)	(66,078)	(36,500)
Denominator:
Weighted average ordinary shares used in computing basic and diluted loss per share(i) (ii)	540,836	1,172,103	2,697,970
Basic and diluted net loss per share of continuing operations(i) (ii)	(13.10)	(56.38)	(13.53)

(i)	For the years ended December 31, 2023, 2024 and 2025, the Group has 43,366, 552,086 and 267,302 ordinary shares issuable upon the exercise of share options as potentially dilutive ordinary shares, nil, nil and 5,824,850 ordinary shares issuable upon the conversion of redeemable convertible preferred shares, 9,736, 9,736 and nil ordinary shares issuable upon the exercise of the Prior Warrants, 23,663, 23,663 and 23,663 ordinary shares issuable upon the exercise of the New Warrants, 12,240,358, 11,979,941 and 3,894,660 ordinary shares issuable upon the exercise of the JAK Warrants are excluded from the calculation, as their effects would be anti-dilutive.

(ii)	The ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

21. RELATED PARTIES BALANCES AND TRANSACTIONS

The Group had the following related parties:

a.	Companies are influenced significantly by the controlling shareholder and his spouse.

b.	Companies are influenced significantly by the controlling shareholder and his spouse. Ucommune Venture Group became the related party of the Group since October 26, 2024 due to the disposal of Ucommune Venture and its subsidiaries through termination of VIE Agreements. (Note 1)

I. Balances:

The Group had the following related party balances:

			As of December 31,
	Relationship	Notes	2024	2025
			RMB	RMB
Amounts due from related parties:
Ucommune Venture Group	(b)	(i)	1,465	—
			1,465	—

			As of December 31,
	Relationship	Notes	2024	2025
			RMB	RMB
Amounts due to related parties:
Youxiang Group	(a)	(ii)	1,345	1,626
Ucommune Venture Group	(b)	(i)	75,669	5,982
Others		(iii)	1,837	1,433
			78,851	9,041

Notes:

(i)	Amounts due from and amounts due to Ucommune Venture Group are loans between the Group and the Ucommune Venture Group.

(ii)	Amounts due to Youxiang Group are accrued lease expenses and property management expenses payable.

(iii)	Amounts due to others are loan received from Dr. Daqing Mao and investment principal due to an entity under control of Angela Bai.

II. Transactions:

Lease expenses

			For the Years Ended December 31,
	Relationship	Notes	2023	2024	2025
			RMB	RMB	RMB
Youxiang Group	(a)	(i)	27	—	—

Revenues

			For the Years Ended December 31,
	Relationship	Notes	2023	2024	2025
			RMB	RMB	RMB
Youxiang Group	(a)	(ii)	476	95	177
Ucommune Venture Group	(b)		—	42	—

Property management expense

			For the Years Ended December 31,
	Relationship	Notes	2023	2024	2025
			RMB	RMB	RMB
Youxiang Group	(a)	(iii)	915	492	—

Loans exempt from related parties

			For the Years Ended December 31,
	Relationship	Notes	2023	2024	2025
			RMB	RMB	RMB
Ucommune Venture Group	(b)	(iv)	—	11,537	56,650

Loans exempt to related parties

			For the Years Ended December 31,
	Relationship	Notes	2023	2024	2025
			RMB	RMB	RMB
Ucommune Venture Group	(b)	(iv)	—	7,875	2,220

Settlement of payable by disposal of subsidiaries

			For the Years Ended December 31,
	Relationship	Notes	2023	2024	2025
			RMB	RMB	RMB
Ucommune Venture Group	(b)	(v)	—	—	9,657

Notes:

(i)	The amount represents rental expense for the operating lease to Youxiang Group.

(ii)	The amount represents consulting and workspace membership service provided to Youxiang Group.

(iii)	The amount represents property management services provided by Youxiang Group.

(iv)	The amount represents loans exempt from and exempt to Ucommune Venture Group.

(v)	On August 1, 2025, the Group disposed of two subsidiaries, Beijing Anlingranliu Enterprise Management Co., Ltd. and Beijing Anlingranqi Enterprise Management Co., Ltd. to Beijing Dongyi Yuanda Architectural Decoration Engineering Co., Ltd. (“Dongyi Yuanda”), subsidiary of Ucommune Venture Group. The consideration of the disposal was settled by the payables due to Dongyi Yuanda. RMB 55 disposal gain was recorded as additional paid-in capital as it was the transaction under common control as of the transaction date. Dongyi Yuanda was no longer the related party of the Group after Ucommune Venture Group disposed of 46.05% shares of Dongyi Yuanda in September 2025.

22. COMMITMENTS AND CONTINGENCIES

Capital commitment

As of December 31, 2025, the Group had no significant outstanding capital commitments.

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

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital, additional paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital, additional paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, was RMB3,950 as of December 31, 2025.

24. SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance.

The Group’s CODM has been identified as the CEO. For the years ended December 31, 2023, 2024 and 2025, there are two operating segments identified including workspace membership and other services.

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

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenue:
Workspace membership	124,140	68,558	22,630
Other services	27,890	8,655	3,490
Total revenue	152,030	77,213	26,120
Cost of revenue (excluding impairment loss)
Workspace membership	(141,462)	(74,065)	(22,587)
Other services	(19,426)	(4,948)	(4,279)
Total cost of revenue (excluding impairment loss)(1)	(160,888)	(79,013)	(26,866)
Reconciliation of profit or loss
Operating expenses:
Impairment loss on long-lived assets and long-term prepaid expenses	(29,109)	(967)	(2,948)
Sales and marketing expenses	(8,643)	(3,540)	(714)
General and administrative expenses	(77,119)	(44,974)	(36,666)
Change in fair value of warrant liability	9,099	4,949	463
Change in fair value of put option liability	373	—	—
Loss from operations	(114,257)	(46,332)	(40,611)
Non-operating income/(expense):
Interest income/(expense), net	907	(2,253)	185
Subsidy income	7,754	804	5
Impairment loss on long-term investments	(25,603)	(17,979)	—
Gain on disposal of long-term investments	6,370	—	—
Gain/(Loss) on disposal of subsidiaries	112,792	(607)	3,217
Other income, net	8,673	2,180	725
Gain/(Loss) from equity method investments	795	(483)	—
Loss before income taxes and discontinued operations	(2,569)	(64,670)	(36,479)

(1)	A summary of depreciation and amortization expenses for the years presented is as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Workspace membership	11,116	9,082	660
Other services	5,211	539	250

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

The following represents condensed unconsolidated financial information of Ucommune International Ltd.

Condensed Balance Sheets:

	As of December 31,
	2024	2025
	RMB	RMB	USD
			(Note 2h)
ASSETS
Current assets
Cash and cash equivalents	7,371	18,127	2,592
Amount due from inter-company	449,238	449,591	64,291
Other current assets	61,492	66,848	9,559
Non-current assets
Investment in subsidiaries	—	—	—
TOTAL ASSETS	518,101	534,566	76,442

LIABILITIES AND EQUITY
Current liabilities
Investment deficit in subsidiaries and consolidated VIEs	360,209	320,149	45,781
Forward sale contract liability	—	16,813	2,404
Other current liabilities	47,819	68,091	9,736
Total current liabilities	408,028	405,053	57,921

Non-current liabilities:
Other non-current liabilities	467	1	—
TOTAL LIABILITIES	408,495	405,054	57,921

MEZZANINE EQUITY
Redeemable Convertible Series A Preferred Shares (nil and 20,000 authorized, nil and 2,750 issued and outstanding as of December 31, 2024 and 2025, with par value of nil and US$0.024, respectively; Redemption value of nil and RMB32,242 as of December 31, 2024 and 2025, respectively; Liquidation preference of nil and RMB24,193 as of December 31, 2024 and 2025, respectively)	—	1,262	180

EQUITY
Class A ordinary shares (20,000,000 and 19,980,000 authorized, 2,024,460 and 4,436,543 issued and outstanding as of December 31, 2024 and 2025, with par value of US$0.024 and US$0.024, respectively)	335	746	107
Class B ordinary shares (5,000,000 and 5,000,000 authorized, 119,387 and 119,387 issued and outstanding as of December 31, 2024 and 2025, with par value of US$0.024 and US$0.024, respectively)	20	20	3
Additional paid-in capital	4,676,706	4,744,210	678,413
Accumulated deficit	(4,597,642)	(4,638,926)	(663,357)
Accumulated other comprehensive loss	30,187	22,200	3,175
TOTAL EQUITY	109,606	128,250	18,341
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	518,101	534,566	76,442

Condensed Statements of Operations and Comprehensive Loss:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
				(Note 2h)
Income/(Loss) from operations	8,747	484	(4,912)	(702)
Non-operating (loss)/income	(25,245)	2,222	(6,551)	(937)
Income/(Loss) from investment in subsidiaries	11,366	(72,236)	(26,379)	(3,772)
Net loss	(5,132)	(69,530)	(37,842)	(5,411)
Other comprehensive (loss)/income	(1,543)	7,433	(8,047)	(1,151)
Total Comprehensive loss	(6,675)	(62,097)	(45,889)	(6,562)

Condensed Statements of Cash Flows:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
				(Note 2h)
Net cash provided by/(used in) operating activities	5,872	(11,633)	(4,256)	(609)
Net cash provided by/(used in) investing activities	—	17,250	(2,025)	(290)
Net cash (used in)/provided by financing activities	(5,482)	782	16,946	2,423
Cash received from issuance of redeemable convertible preferred shares	—	—	18,089	2,587
Issuance cost of redeemable convertible preferred shares	—	—	(523)	(75)
Redemption of convertible bond	(5,482)	—	—	—
Capital contribution from shareholders	—	1,705	—	—
Cash received from exercise of warrant	—	430	—	—
Cash received from exercise of share option	—	—	77	11
Loan repaid to related parties	—	(2,072)	(697)	(100)
Loan received from related parties	—	719	—	—
Effects of exchange rate changes	(14)	(62)	91	14
Net increase in cash and cash equivalents	376	6,337	10,756	1,538
Cash and cash equivalents at beginning of the year	658	1,034	7,371	1,054
Cash and cash equivalents at end of the year	1,034	7,371	18,127	2,592

26. SUBSEQUENT EVENTS

The Group has evaluated the impact of events that have occurred subsequent to December 31, 2025, through the issuance date of the consolidated financial statements, other than the subsequent event described above, the Group did not identify any subsequent events that would have required adjustment or disclosure on the consolidated financial statements.